OJSC "VolgaTelecom"
603000, Nizhny Novgorod city
M.Gorky square, Dom Svyazi
Phone: +7 (8312) 33-20-47
Fax: +7 (8312) 30-67-68
№ 25-01/9-101

Date: 14.04.2006г.

[redacted]

06014212

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

RECEIVED
2006 JUN -8 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: Joint-Stock Company "VolgaTelecom", Exemption № 82-4642

Dear Sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to Rule 12g3-2 (b), from requirements of the Act about securities and stock exchanges of 1934 on registration and reporting and according to the further requirements by Rule 12g3-2 (b), we submit the following information on the Company's activity:

1. Communications about material facts affecting the Company's financial-economic activity (24 documents on 37 pages).
2. Communications on data that may materially affect the cost of the Company's securities (32 documents on 36 pages).
3. Communications on the start of issuing securities placement – BT-2 and BT-3 series bonds (2 documents on 4 pages).
4. Communications on completion of issuing securities placement - BT-2 and BT-3 series bonds (2 documents on 4 pages).
5. Communications on making the decision on BT-2 series bonds acquisition (1 document on 3 pages).
6. The lists of the Company's affiliated persons/entities as of 31.12.2004, 31.03.2005, 30.06.2005, 30.09.2005 and 31.12.2005 (5 documents on 112 pages).
7. Quarterly reports of the issuer of issuing securities for quarter 4 of 2004, quarter 1 of 2005, quarter 2 of 2005, quarter 3 of 2005 and quarter 4 of 2005 (5 documents on 1 793 pages).
8. Minutes № 5 of the general meeting of shareholders of June 28, 2005 (1 document on 27 pages).
9. The Company's consolidated financial statement for 2004 (1 document on 62 pages).
10. The Company's non-audited consolidated financial statement for 6 months of 2005 (1 document on 14 pages).
11. Communication on correlation of the Company's net assets value and the charter capital size.
12. Resolutions passed by the general meeting of shareholders.
13. Communication on the Company's registrar. The information specified in items 11-13 is available in publication of the results of the general meeting of the Company's shareholders (1 document on 2 pages), "Rossiiskaya gazeta" newspaper № 149 (3818) of 12.07.2005.
14. The copy of publication of notification about holding general meeting of shareholders (1 document on 1 page). The notification about holding general meeting of shareholders on June 28, 2005 was published in "Rossiiskaya gazeta" newspaper № 112 (3781) of 27.05.2005.

J. P. Morgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in the program of the ADR for common shares.

If you have any questions, please, call to Mr. François Rausch, the manager of "VolgaTelecom" ADR program in J.P. Morgan Bank. His phone number is +44 207 777 2022 (London).

General Director S.V. Omelchenko

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

Executed by Mrs. Mironova E.R.
Phone: +7 (8312) 34-22-10

1253-2(b)

MINUTES № 5 of the
Annual general meeting of shareholders of Open Joint Stock Company
"VolgaTelecom" held in the form of joint presence.

Nizhny Novgorod city,
M.Gorky sq., Dom Svyazi

June 28, 2005

The date of the minutes signature: June 30, 2005.

In accordance with item 1 of article 51 of Federal law "On joint stock companies" 16 463 shareholders – owners of 245 969 590 voting shares of the Company are registered in the list of entities having the right to participate in annual general meeting of shareholders as of 6 p.m. (local time) of May 10, 2005.

In accordance with item 7.1. of the Provision on the procedure of holding general meeting of shareholders OJSC "VolgaTelecom" General Director – Omelchenko S.V. presides over the annual general meeting of shareholders.

The presidium consists of:

The members of the Company's Board of directors:

Andreev V.A.
Bobin M.V.
Grigorieva A.B.
Degtyarev V.V.
Lyulin V.F.
Fedorov O.R.

In accordance with item 7.5. of the Provision on the procedure of holding general meeting of shareholders the Company's Corporate secretary Pokrovskaya N.I. performs the functions of the secretary of the general meeting of shareholders.

In accordance with item 1 of article 56 of Federal law "On joint stock companies" Closed Joint Stock Company "REGISTRATOR-SVYAZ" functions as counting commission.

Eidinova Y.M., authorized representative of CJSC "Registrator-Svyaz" is given the floor to report on the results of registration of shareholders participating in the meeting and on record of bulletins.

The results of registration of shareholders participating in the annual general meeting of OJSC "VolgaTelecom" shareholders:

The date of the meeting's holding: June 28, 2005.

The time of the beginning of registration of shareholders participating in the meeting:

8:00 a.m.
The time of the meeting's beginning: 10:00 a.m.

The list of persons and entities having the right to participate in the annual general meeting of shareholders in the form of joint presence was drawn on the basis of the register data as of 6 p.m. (local time) of May 10, 2005.

As of the date of drawing up the list persons and entities having the right to participate in the annual general meeting of shareholders the Company placed 245 969 590 ordinary shares, out of them:

- 1 133 935 in the aggregate belong to the members of the Board of directors or to persons holding offices in the Company's management bodies;
- 0 shares were acquired (redeemed) by the Company.

Total quantity of placed voting shares of the Company, excluding the shares acquired (redeemed) by the Company, is 245 969 590 pieces.

The shareholders-owners of the Company's ordinary shares have the right of vote on the issues of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom".

As of 10 a.m. shareholders and their authorized representatives registered themselves; in the aggregate they possess 208 769 095 votes, out of them:

1. The number of votes belonging to the members of the Board of directors or persons holding offices in the Company's management bodies is 474 789 votes;
2. The number of votes belonging to the shareholders having the right of vote on issues №№ 1-6, №№ 8-12 of the meeting's agenda is 208 769 095 votes or 84,88% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company;
3. The number of votes belonging to the shareholders having the right of vote on issue № 7 of the meeting's agenda (Election of the members of the Company's Auditing committee) is 208 294 306 votes or 85,08% of the total quantity of the voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company, as well as excluding the voting shares belonging to the members of the Board of directors or persons holding offices in the Company's management bodies.

The quorum for passing the resolution on issues №№ 1-6, №№ 8-12 of the meeting's agenda is ensured by participation of the shareholders possessing in the aggregate over 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company.

The quorum for passing the resolution on issue № 7 (Election of the members of the Company's Auditing committee) is ensured by participation of the shareholders possessing in the aggregate over 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company and also

the voting shares belonging to the members of the Board of directors or persons holding offices in the Company's management bodies.

Thus, the quorum is available for passing the resolutions on all the issues of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of joint presence.

The meeting is recognized to be legally qualified.

THE AGENDA:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.
2. On payment of dividends for 2004, the size, time and form of their payment on the shares of each category.
3. Introduction of changes and addenda to the Company's Charter.
4. Introduction of changes and addenda to the Provision on the Company's Board of directors.
5. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.
6. Election of the members of the Company's Board of directors.
7. Election of the members of the Company's Auditing committee.
8. Approval of the Company's auditor for 2005.
9. Definition of the amount of remuneration to the members of the Company's Board of directors.
10. On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.
11. On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.
12. On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

I. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.

THE SPEAKERS are:

- On "The Company's annual report" – General Director Omelchenko S.V. (the report is attached).
- On "Annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year" – the Company's chief accountant Popkov N.I. (the report is attached).

The draft of the resolution on the issue "Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year" put for voting:

To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.

Eidinova Y.M., authorized representative of CJSC "Registrator-Svyaz" on behalf on counting commission is given the floor to report on the voting procedure.

Eidinova Y.M. explained the procedure of voting on bulletin № 1.

You are requested to vote!

(The voting is on)

II. On payment of dividends for 2004, the size, time and form of their payment on the shares of each category.

THE SPEAKER is: Sipatova T.M. - 1-st deputy to the Company's General Director for economics and finances.

The draft of the resolution on the issue "On payment of dividends for 2004, the size, time and form of their payment on the shares of each category" put for voting:

To pay the dividends for 2004:

- On ordinary shares in the size of 1,3779 rubles per a share in money form starting since 15.07.2005 till 15.12.2005;
- On preferred shares in the size of 2,5082 rubles per a share in money form starting since 15.07.2005 till 15.12.2005.

You are requested to vote!

(The voting is on)

III. Introduction of changes and addenda to the Company's Charter.

THE SPEAKER is: Grigorieva L.I. – deputy to the Company's General Director for corporate development.

The Company's Board of directors recommends to the annual general meeting of shareholders not to introduce changes in item 8.2. of article 8 of the Company's Charter:

- To state item 8.2. of article 8 "The rights and duties of shareholders-owners of type A preferred shares" in the wording:

"8.2. Owners of type A preferred shares have the right to receive the annual fixed dividend except for the cases stipulated by the present Charter. The total sum paid as dividend for type A preferred share is established at the rate of 10 percent of the net profit of the Company according to the results of the last fiscal year divided by the number of placed type A preferred shares. Besides, if the sum of the dividends paid by

the Company on each ordinary share in a certain year exceeds the sum to be paid as dividends on each type A preferred share, the size of the dividends paid on the latter, should be increased up to the size of dividends paid on the ordinary shares".

The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes and addenda to the Company's Charter:

- To state item 12.12. of article 12 "General meeting of shareholders" in the wording:

"12.12. The communication on holding a general meeting of shareholders should be made public not later than 30 days prior to the date of its holding.

In case if the proposed agenda of the extraordinary general meeting of shareholders contains an issue concerning the election of the Board of directors of the Company, the notice about holding the extraordinary general meeting of shareholders should be made public not later than 50 days prior to the date of its holding.

In case if the extraordinary general meeting of shareholders is called on demand of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10 percent of the Company's voting shares, then the notice about holding the extraordinary general meeting of shareholders should be made public not later than 20 days prior to the date of its holding.

The notice about holding general meeting of shareholders should be forwarded within the specified deadlines to each person specified in the list of persons, having the right to participate in the general meeting of shareholders, by registered mail or is handed to each of the persons specified in the list, or published in the newspaper "Rossiiskaya gazeta";

- To state sub-item 16 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"16) approval of an internal document defining the procedures of internal control over financial and economic activity of the Company";

- To state sub-item 34 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"34) decision making on the Company's participation in other organizations (joining as a participant, termination of participation, change of the size or face value of share of participation, change of quantity of shares or face value of shares belonging to the Company) by acquisition, sale or other carve-out of shares, equity stake and/or parts of equity stake and also by making additional contributions to the charter capitals of other organizations";

- To state sub-item 36 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"36) decision making on issues referred to the competence of general meetings of shareholders (participants) of commercial organizations, in which the sole shareholder (participant) having the right of vote at the general meeting of shareholders (participants) is the Company";

- To state sub-item 39 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activity, about the Company's securities and transactions with them, the information not being publicly-accessible";

- To state sub-item 40 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"40) approval of the procedure of risks management in the Company";

- To consider sub-items 40, 41 of item 13.4. of article 13 "The Company's Board of directors" to be correspondingly sub-items 41, 42 of item 13.4."
- To state sub-item 2 of item 14.4. of article 14 "The Company's Management board" in the wording:

"2) decision making on issues referred to the competence of supreme management bodies of non-commercial organizations in which the Company is the sole founder (participant), excluding non-commercial organizations in which the supreme management body is formed without the founder (participant) involvement".

<u>The draft of the resolution on the issue "Introduction of changes and addenda to the Company's Charter" put for voting:</u>

3.1. To introduce changes and addenda to item 8.2. of article 8 of the Company's Charter;
3.2. To introduce changes and addenda to item 12.12. of article 12 of the Company's Charter;
3.3. To introduce changes and addenda to sub-item 16 of item 13.4. of article 13 of the Company's Charter;
3.4. To introduce changes and addenda to sub-item 34 of item 13.4. of article 13 of the Company's Charter;
3.5. To introduce changes and addenda to sub-item 36 of item 13.4. of article 13 of the Company's Charter;
3.6. To introduce changes and addenda to sub-item 39 of item 13.4. of article 13 of the Company's Charter;
3.7. To introduce changes and addenda to sub-item 40 of item 13.4. of article 13 of the Company's Charter;
3.8. To introduce changes in item 13.4. of article 13, sub-items 40,41 of the Company's Charter are to be considered sub-items 41,42 correspondingly;
3.9. To introduce changes and addenda to sub-item 2 of item 14.4. of article 14 of the Company's Charter.

You are requested to vote!

(The voting is on)

IV. Introduction of changes and addenda to the Provision on the Company's Board of directors.

THE SPEAKER is: Grigorieva L.I. – deputy to the Company's General Director for

corporate development.

The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes and addenda to the Provision on the Company's Board of directors:

- To state sub-item 3.2.11 of item 3.2 of article 3 "RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS, DUE PROCEDURE OF THEIR REALIZATION" in the wording: " to notify in writing the Board of directors about possession of the Company's securities, and also about purchase and sale of the Company's securities, its subsidiary and affiliated companies, to disclose the information about transactions made with such securities (about the quantity, type of securities, date of sale or acquisition) not later than 5 days since the time of their settlement".
- To state paragraph 1 of item 6.5. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: " The notice on convocation of a session of the Board of directors shall be sent out to each member of the Board of directors along with necessary materials in time not less than 14 business days prior to the session holding".

The draft of the resolution on the issue "Introduction of changes and addenda to the Provision on the Company's Board of directors" put for voting:

To introduce changes and addenda to the Provision on the Company's Board of directors.

You are requested to vote!

(The voting is on)

V. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.

THE SPEAKER is: Grigorieva L.I. – deputy to the Company's General Director for corporate development.

The Company's Board of directors recommends to the annual general meeting of shareholders to introduce the following changes to the Provision on the procedure of holding a general meeting of stockholders of the Company:

To state item 4.1. of article 4 "NOTICE ON HOLDING GENERAL MEETING OF STOCKHOLDERS" in the wording:

"4.1. The notice on holding general meeting of stockholders should be made public not later than 30 days prior to the date of its holding.

In case if the offered agenda of an extraordinary general meeting of stockholders contains the issue of election of the Company's Board of directors, then the notice on holding the extraordinary general meeting of stockholders should be made public not later than 50 days prior to the date of its holding.

In case, if an extraordinary general meeting of stockholders is called on demand of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10 percent of the Company's voting shares,

then the communication on holding the extraordinary general meeting of stockholders should be made public not later than 20 days prior to the date of its holding.

The notice on holding general meeting of stockholders should be made in the form stipulated by the current legislation of Russian Federation and the Charter of the Company, in the procedure defined by the Board of directors of the Company."

The draft of the resolution on the issue "Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company" put for voting:

To introduce changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.

You are requested to vote!

(The voting is on)

VI. Election of the members of the Company's Board of directors.

Within the period stipulated by Federal law "On joint stock companies" there were made proposals to include the following nominees into the bulletin for the election to the structure of the Board of directors:

1.	Andreev Vladimir Alexandrovich	Rector of Povolzhskyi state academy of telecommunications and informatics
2.	Belyaev Konstantin Vladimirovich	Deputy to the General Director of OJSC "Svyazinvest"
3.	Bobin Maxim Victorovich	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."
4.	Bulancha Sergey Anatolievich	Chief of communication department of Federal agency of communication
5.	Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"
6.	Devyatkina Lyudmila Ivanovna	Deputy to the director – chief of the sector of the Department of capital investments management of OJSC "Svyazinvest"
7.	Degtyarev Valeryi Victorovich	General Director of CJSC "professional telecommunications"
8.	Kuznetsov Sergey Ivanovich	First deputy to the General Director of OJSC "Svyazinvest"
9.	Kulikov Denis Victorovich	Expert of Association for investors rights protection
10.	Romskyi Georgyi Alexeevich	General director of OJSC "Southern Telecom Company"
11.	Slizen Vitalyi Anatolievich	Director of the Department of state policy in info communications technologies of the Ministry of Information and Communication of Russia
12.	Fedorov Oleg Romanovich	Executive director of CJSC "Joint financial group"
13.	Haywood Michael	Executive director of Financial group "Faros"
14.	Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Sviayzinvest"
15.	Chechelnitskyi Evgenyi	Deputy to the chief of Federal Service for supervision in

	Alexandrovich	communications

You are advised that in accordance with Federal law "On joint stock companies" each nominee granted his/her written consent to run for the structure of the Board of directors.

- Are there any questions to the nominees to the structure of the Board of directors?

There were no questions.

The draft of the resolution on the issue "Election of the members of the Company's Board of directors" put for voting:

To elect the Company's Board of directors in the following structure:

(11 candidates who received the highest number of votes are considered to be elected to the structure of the Board of directors).

Eidinova Y.M., authorized representative of CJSC "Registrator-Svyaz", is given the floor to report on the voting procedure.

Eidinova Y.M. explained the procedure of voting on bulletin № 6.

You are requested to vote!

(The voting is on)

VII. Election of the members of the Company's Auditing committee.

Within the period stipulated by Federal law "On joint stock companies" there were made proposals to include the following nominees into the bulletin for the election to the structure of the Company's Auditing committee:

1.	Golubitskyi Bogdan Ivanovich	Main specialist of the Department of economic planning and budgeting of OJSC "Svyazinvest"; does not possess the Company's shares
2.	Zubova Tatiana Yurievna	Deputy to the chief of the sector of the Department of bookkeeping of OJSC "Svyazinvest"; does not possess the Company's shares
3.	Kachurin Alexander Vladimirovich	Chief of the sector of finance Department of OJSC "Svyazinvest"; does not possess the Company's shares
4.	Koroleva Olga Grigorievna	Chief accountant of OJSC "Svyazinvest"; does not possess the Company's shares
5.	Feoktistova Nataliya Vadimovna	Head of the group of the Department of legal provision of OJSC "Svyazinvest"; does not possess the Company's shares

You are advised that in accordance with Federal law "On joint stock companies"

each nominee granted his/her written consent to run for the structure of the Company's Auditing committee.

- Are there any questions to the nominees to the structure of the Auditing committee?

The draft of the resolution on the issue "Election of the members of the Company's Auditing committee" put for voting:

To elect the Company's Auditing committee in the following structure:

(5 candidates who received the highest number of votes are considered to be elected to the structure of the Auditing committee).

Eidinova Y.M., authorized representative of CJSC "Registrator-Svyaz", is given the floor to report on the voting procedure.

Eidinova Y.M. explained the procedure of voting on bulletin № 7.

You are requested to vote!

(The voting is on)

VIII. Approval of the Company's auditor for 2005.

THE SPEAKER is: Sipatova T.M. - 1-st deputy to the Company's General Director for economics and finances.

The draft of the resolution on the issue "Approval of the Company's auditor for 2005" put for voting:

To approve LLC "Ernst & Young" as the Company's auditor for 2005.

You are requested to vote!

(The voting is on)

IX. Definition of the amount of remuneration to the members of the Company's Board of directors.

THE SPEAKER is: Sipatova T.M. - 1-st deputy to the Company's General Director for economics and finances.

The draft of the resolution on the issue "Definition of the amount of remuneration to the members of the Company's Board of directors" put for voting:

To approve the following rates (percent) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of stockholders:

- 0,115 % (one hundred fifteen thousandth of percent) of the Company's EBITDA based on the data of accounting statement for 2005 in accordance with International Financial Reporting Standards;
- 0,164 % (one hundred sixty four thousandth of percent) of the amount of the net profit of the Company allocated for dividends payment based on the results of 2005.

You are requested to vote!

(The voting is on)

X. On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.

THE SPEAKER is: Grigorieva L.I. – deputy to the Company's General Director for corporate development.

The Company's Board of directors recommends to the annual general meeting of stockholders to pass the resolution on termination of OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.

The draft of the resolution on the issue "On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership" put for voting:

To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.

You are requested to vote!

(The voting is on)

XI. On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.

THE SPEAKER is: Grigorieva L.I. – deputy to the Company's General Director for corporate development.

The Company's Board of directors recommends to the annual general meeting of stockholders to pass the resolution on termination of OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.

The draft of the resolution on the issue "On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership" put for voting:

To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.

You are requested to vote!

(The voting is on)

XII. On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

THE SPEAKER is: Grigorieva L.I. – deputy to the Company's General Director for corporate development.

The Company's Board of directors recommends to the annual general meeting of stockholders to pass the resolution on termination of OJSC "VolgaTelecom" participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

The draft of the resolution on the issue "On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership" put for voting:
To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

You are requested to vote!

(The voting is on)

Omelchenko S.V. declared that the shareholders are entitled to return their ballots for the calculation of votes in 10 minutes if they haven't voted on the agenda issues yet.

45 MINUTES BREAK IS DECLARED!

The authorized representative of CJSC "Registrator-Svyaz" Eidinova Y.M. was given the floor to speak on the results of voting on the agenda issues of the general meeting of stockholders.

Eidinova Y.M. announced the results of voting on the issues of the agenda:
1. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the first issue of the agenda:

"Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year".

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590** (100, 00 %)
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095** **(84,88 %)** **quorum is available**
Out of them:	
Participated in the voting (votes)	**169 412 508**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**109 891**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue of the agenda
For	**169 279 728**	**81,08%**
Against	**921**	**<0,01%**
Abstain	**21 968**	**0,01%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the first issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED</u>: To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.

2. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the second issue of the agenda:
"On payment of dividends for 2004, the size, time and form of their payment on the shares of each category".

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590** (100, 00 %)
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095** **(84,88 %)** **quorum is available**
Out of them:	
Participated in the voting (votes)	**169 426 127**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**42 362**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**169 360 508**	**81,12%**
Against	**5 205**	**<0,01%**
Abstain	**18 052**	**0,01%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the second issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED</u>: To pay the dividends for 2004:

- **On ordinary shares in the size of 1,3779 rubles per a share in money form starting since 15.07.2005 till 15.12.2005;**

- **On preferred shares in the size of 2,5082 rubles per a share in money form starting since 15.07.2005 till 15.12.2005.**

3. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the third issue of the agenda "Introduction of changes and addenda to the Company's Charter":

3.1. To introduce changes and addenda to item 8.2. of article 8 of the Company's Charter.

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**170 591 410**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**183 063**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**41 565 157**	**19,91%**
Against	**128 705 965**	**61,65%**
Abstain	**137 225**	**0,07%**

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS NOT BEEN PASSED.

3.2 To introduce changes and addenda to item 12.12. of article 12 of the Company's Charter.

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**170 591 410**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**188 256**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the

		shareholders participating in the meeting and having the right to vote on the specified issue
For	170 349 594	81,60%
Against	13 851	0,01%
Abstain	39 709	0,02%

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: To introduce changes and addenda to item 12.12. of article 12 of the Company's Charter.

3.3. To introduce changes and addenda to sub-item 16 of item 13.4. of article 13 of the Company's Charter.

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**170 591 410**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**187 095**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**170 353 064**	**81,60%**
Against	**13 393**	**0,01%**
Abstain	**37 858**	**0,02%**

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: To introduce changes and addenda to sub-item 16 of item 13.4. of article 13 of the Company's Charter.

3.4. To introduce changes and addenda to sub-item 34 of item 13.4. of article 13 of the Company's Charter.

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting	**208 769 095 (84,88 %)**

and having the right to vote on the specified issue	**quorum is available**
Out of them:	
Participated in the voting (votes)	**170 591 410**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**188 627**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**156 385 195**	**74,91%**
Against	**13 886 206**	**6,65%**
Abstain	**131 382**	**0,06%**

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS NOT BEEN PASSED.

3.5. To introduce changes and addenda to sub-item 36 of item 13.4. of article 13 of the Company's Charter.

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**170 591 410**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**793 548**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**142 798 591**	**68,40%**
Against	**26 956 888**	**12,91%**
Abstain	**42 383**	**0,02%**

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS NOT BEEN PASSED.

3.6. To introduce changes and addenda to sub-item 39 of item 13.4. of article 13 of the Company's Charter.

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**170 591 410**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**312 099**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**170 220 030**	**81,54%**
Against	**12 751**	**0,01%**
Abstain	**46 530**	**0,02%**

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: To introduce changes and addenda to sub-item 39 of item 13.4. of article 13 of the Company's Charter.

3.7. To introduce changes and addenda to sub-item 40 of item 13.4. of article 13 of the Company's Charter.

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**170 591 410**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**310 291**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and

		having the right to vote on the specified issue
For	**170 224 672**	**81,54%**
Against	**11 879**	**0,01%**
Abstain	**44 568**	**0,02%**

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: To introduce changes and addenda to sub-item 40 of item 13.4. of article 13 of the Company's Charter.

3.8. To introduce changes to item 13.4. of article 13 and to consider sub-items 40,41 of the Company's Charter to be sub-items 41,42 correspondingly.

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**170 591 410**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**310 230**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**170 203 568**	**81,53%**
Against	**14 475**	**0,01%**
Abstain	**63 137**	**0,03%**

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: To introduce changes to item 13.4. of article 13 and to consider sub-items 40,41 of the Company's Charter to be sub-items 41,42 correspondingly.

3.9. To introduce changes and addenda to sub-item 2 of item 14.4. of article 14 of the Company's Charter.

Total number of votes of shareholders, included into the list of	**245 969 590**

persons, having the right to participate in the meeting and having the right to vote on the specified issue	**(100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095** **(84,88 %)** **quorum is available**
Out of them:	
Participated in the voting (votes)	**170 591 410**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**309 778**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**142 810 632**	**68,41%**
Against	**27 415 851**	**13,13%**
Abstain	**55 149**	**0,03%**

According to item 4 of article 49 of Federal Law "On joint-stock companies" the resolution on the third issue of the agenda is passed by three-fourth majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS NOT BEEN PASSED.

4. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the fourth issue of the agenda: "Introduction of changes and addenda to the Provision on the Company's Board of directors"

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590** **(100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095** **(84,88 %)** **quorum is available**
Out of them:	
Participated in the voting (votes)	**169 121 612**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**146 706**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**168 823 262**	**80,87%**
Against	**14 531**	**0,01%**
Abstain	**137 113**	**0,07%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the fourth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED:</u> "To introduce changes and addenda to the Provision on the Company's Board of directors"

5. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the fifth issue of the agenda: "Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company"

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**169 173 222**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**59 124**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**168 970 486**	**80,94%**
Against	**5 348**	**0,00%**
Abstain	**138 264**	**0,07%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the fourth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED:</u> "To introduce changes to the Provision on the procedure of holding a general meeting of stockholders of the Company"

6. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the sixth issue of the agenda: "Election of the members of the Company's Board of directors"

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**2 705 665 490 (100, 00 %)**

Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**2 296 460 045 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**2 296 363 542**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**9 707 665**

Final results of voting:

	Number of votes	Percentage of the total number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**2 264 651 686**	**98,61%**
Against all the candidates	**78 254**	**0,00%**
Abstain for all the candidates	**21 925 937**	**0,95%**

Final results of voting:

№	**Surname, name, patronymic name of the nominee**	**Number of "FOR" votes**
1.	Kuznetsov Sergey Ivanovich	**203 176 618**
2.	Belyaev Konstantin Vladimirovich	**199 090 525**
3.	Bobin Maxim Victorovich	**182 854 645**
4.	Grigorieva Alla Borisovna	**182 548 046**
5.	Andreev Vladimir Vladimirovich	**174 657 014**
6.	Degtyarev Valeryi Victorovich	**172 804 623**
7.	Chernogorodskyi Sergey Valerievich	**172 783 222**
8.	Bulancha Sergey Anatolievich	**172 777 699**
9.	Slizen Vitalyi Alexandrovich	**172 763 445**
10.	Fedorov Oleg Romanovich	**142 746 215**
11.	Kulikov Denis Victorovich	**75 662 847**
12.	Romskyi Georgyi Alexeevich	**2 496 356**
13.	Devyatkina Lyudmila Ivanovna	**2 165 875**
14.	Michael Haywood	**1 777 522**
15.	Chechelnitskyi Evgenyi Alexandrovich	**1 758 975**

According to item 4 of article 66 of Federal Law "On joint-stock companies" the nominees who received the highest number of votes are considered to be elected into the structure of the Board of directors.

THE RESOLUTION HAS BEEN PASSED:

To elect the members of the Company's Board of directors:

1. **Andreev Vladimir Vladimirovich**
2. **Belyaev Konstantin Vladimirovich**
3. **Bobin Maxim Victorovich**
4. **Bulancha Sergey Anatolievich**
5. **Grigorieva Alla Borisovna**
6. **Degtyarev Valeryi Victorovich**

7. **Kuznetsov Sergey Ivanovich**
8. **Kulikov Denis Victorovich**
9. **Slizen Vitalyi Alexandrovich**
10. **Fedorov Oleg Romanovich**
11. **Chernogorodskyi Sergey Valerievich**

7. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the seventh issue of the agenda: "Election of the members of the Company's Auditing committee"

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**244 835 655 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 294 306 (85,08 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**205 623 167**

Final results of voting:

Surname, name, patronymic name of the nominee		*Number of votes*	Percentage of the number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
Golubitskyi Bogdan Ivanovich	**For**	**166 671 374**	**80,02 %**
	Against	**7 733**	**<0,01 %**
	Abstain	**2 084 406**	**1,00 %**
	Recognized to be invalid	**176 116**	**0,08 %**

Surname, name, patronymic name of the nominee		*Number of votes*	Percentage of the number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
Zubova Tatiana Yurievna	**For**	**166 669 249**	**80,02 %**
	Against	**8 355**	**<0,01 %**
	Abstain	**2 083 958**	**1,00 %**
	Recognized to be invalid	**178 067**	**0,09 %**

Surname, name, patronymic name of the nominee		*Number of votes*	Percentage of the number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
Kachurin Alexander	**For**	**166 669 264**	**80,02 %**

Vladimirovich	**Against**	**9 807**	**<0,01 %**
	Abstain	**2 084 205**	**1,00 %**
	Recognized to be invalid	**176 353**	**0,08 %**

Surname, name, patronymic name of the nominee		*Number of votes*	Percentage of the number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
Koroleva Olga Grigorievna	**For**	**166 650 364**	**80,01 %**
	Against	**7 279**	**<0,01 %**
	Abstain	**2 084 497**	**1,00 %**
	Recognized to be invalid	**197 489**	**0,09 %**

Surname, name, patronymic name of the nominee		*Number of votes*	Percentage of the number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
Feoktistova Nataliya Vadimovna	**For**	**166 648 284**	**80,01 %**
	Against	**8 438**	**<0,01 %**
	Abstain	**2 086 917**	**1,00 %**
	Recognized to be invalid	**195 990**	**0,09 %**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the seventh issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

According to item 6 of article 85 of Federal Law "On joint-stock companies", the shares that belong to the members of the Board of directors or to the persons holding offices in the management bodies of OJSC "VolgaTelecom", do not participate in the voting at the election of the members of the Company's Auditing committee.

THE RESOLUTION HAS BEEN PASSED:

To elect the Company's Auditing committee with the structure:

1. **Golubitskyi Bogdan Ivanovich**
2. **Zubova Tatiana Yurievna**
3. **Kachurin Alexander Vladimirovich**
4. **Koroleva Olga Grigorievna**
5. **Feoktistova Nataliya Vadimovna**

8. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the eighth issue of the agenda: "Approval of the Company's auditor for 2005"

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %)**

	quorum is available
Out of them:	
Participated in the voting (votes)	**169 413 098**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	60 907

Final results of voting:

	Number of votes	Percentage of the number of votes of the shareholders participating in the meeting and having the right to vote on the specified issue
For	**169 219 034**	**81,06%**
Against	**9 559**	**<0,01%**
Abstain	**123 598**	**0,06%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the eighth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED</u>: To approve LLC "Ernst & Young" as the Company's auditor for 2005.

9. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the ninth issue of the agenda: "Definition of the amount of remuneration to the members of the Company's Board of directors"

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**169 415 770**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**72 653**

Final results of voting:

	Number of votes	Percentage of the number of votes of the shareholders having the right to vote on the specified issue
For	**166 874 391**	**79,93%**
Against	**423 565**	**0,20%**
Abstain	**2 045 161**	**0,98%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the ninth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED</u>: To approve the following rates

(percent) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of stockholders:

- **0,115 % (one hundred fifteen thousandth of percent) of the Company's EBITDA based on the data of accounting statement for 2005 in accordance with International Financial Reporting Standards;**
- **0,164 % (one hundred sixty four thousandth of percent) of the amount of the net profit of the Company allocated for dividends payment based on the results of 2005.**

10. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the tenth issue of the agenda: "On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership"

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**169 412 357**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**57 158**

Final results of voting:

	Number of votes	Percentage of the number of votes of the shareholders having the right to vote on the specified issue
For	**169 330 514**	**81,11%**
Against	**4 021**	**<0,01%**
Abstain	**20 664**	**0,01%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the tenth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED</u>: To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.

11. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the eleventh issue of the agenda: "On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership".

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**169 173 277**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**59 595**

Final results of voting:

	Number of votes	Percentage of the number of votes of the shareholders having the right to vote on the specified issue
For	**169 085 812**	**80,99%**
Against	**6 314**	**<0,01%**
Abstain	**21 556**	**0,01%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the eleventh issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

<u>THE RESOLUTION HAS BEEN PASSED</u>: To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.

12. The results of voting at the annual general meeting of shareholders of OJSC "VolgaTelecom" on the twelfth issue of the agenda: "On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership".

Total number of votes of shareholders, included into the list of persons, having the right to participate in the meeting and having the right to vote on the specified issue	**245 969 590 (100, 00 %)**
Total number of votes of shareholders participating in the meeting and having the right to vote on the specified issue	**208 769 095 (84,88 %) quorum is available**
Out of them:	
Participated in the voting (votes)	**169 174 915**
The ballot-papers recognized to be invalid and having in the aggregate the number of votes	**60 350**

Final results of voting:

	Number of votes	Percentage of the number of votes of the

		shareholders having the right to vote on the specified issue
For	**168 983 765**	**80,94%**
Against	**105 680**	**0,05%**
Abstain	**25 120**	**0,01%**

According to item 2 of article 49 of Federal Law "On joint-stock companies" the resolution on the twelfth issue of the agenda is passed by the majority of votes of shareholders possessing voting shares and participating in the shareholders' meeting.

THE RESOLUTION HAS BEEN PASSED: To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

Dear shareholders!
By this the agenda of the annual general meeting of shareholders is exhausted.
Thank you very much for participation in the work of the meeting.
The meeting is declared closed!

The Chairman of the meeting,
General Director of
OJSC "VolgaTelecom" S.V. Omelchenko

The Secretary of the meeting, Corporate
Secretary of OJSC "VolgaTelecom" N.I.Pokrovskaya

1253-2(b)

OJSC "VolgaTelecom"

Non-audited consolidated financial statement

For 6 months ended on June 30, 2005.

Non-audited consolidated financial statement

For 6 months ended on June 30, 2005.

Table of contents

Non-audited consolidated balance sheet 3

Non-audited consolidated income statement 4

Notes to non-audited consolidated financial statement 5

2

Non-audited consolidated balance sheet
As of June 30, 2005

(Thousand rubles)

	June 30, 2005	December 31, 2004 (audited)
ASSETS		
Non-current assets		
Fixed assets	**26 367 221**	25 603 506
Intangible assets and goodwill	**2 333 481**	2 167 468
Financial investments into associate companies	**106 825**	110 096
Long-tern financial investments	**8 950**	11 252
Long-term receivables and other financial assets	**23 110**	21 591
Long-term advances made	**616 742**	227 798
Asset on deferred tax on income	**13 130**	24 814
Total, non-current assets	**29 469 459**	28 166 525
Current assets		
Commodity stocks	**780 220**	859 609
Accounts receivable	**1 242 829**	1 137 874
Asset on current tax on income	**201 297**	42 202
Other current assets	**1 643 295**	1 652 567
Cash and their equivalents	**640 174**	422 185
Total, current assets	**4 507 815**	4 114 437
Total, assets	33 977 274	32 280 962
SHAREHOLDERS' EQUITY AND OBLIGATIONS		
Preferred shares	**963 366**	963 366
Ordinary shares	**2 890 324**	2 890 324
Capital surplus, retained earnings and other provisions	**13 701 968**	13 199 851
Total, shareholders' equity connected with shareholders of parent company of the group	**17 555 658**	17 053 541
Minority interest	**414 217**	377 213
Total, shareholders' equity	**17 969 875**	17 430 754
Long-term liabilities		
Long-term credits and loans	**4 552 392**	4 256 346
Long-term finance lease liabilities	**563 831**	698 769
Long-term accounts payable on tax on income	**241**	312
Unearned revenue	**332 785**	332 491
Liabilities on deferred tax on income	**1 271 168**	1 021 603
Long-term provisions	**261 957**	213 574
Other long-term liabilities		
Total, long-term liabilities	**6 982 374**	6 523 095
Current obligations		
Accounts payable and accrued liabilities	**2 428 999**	2 378 880
Accounts payable to OJSC "Rostelecom"	**107 676**	110 965
Accounts payable on current tax on income	**5 607**	114 099
Accounts payable on taxes and social security	**702 622**	730 951
Dividends payable	**609 170**	28 487
Short-term credits and loans	**2 683 229**	2 801 307
Portion of long-term credits and loans due to repayment during the year	**2 187 517**	1 816 704
Short-term part of obligations under finance lease contracts	**300 205**	345 720
Total, current obligations	**9 025 025**	8 327 113
Total, obligations	**16 007 399**	14 850 208
Total, shareholders' equity and obligations	**33 977 274**	32 280 962

General Director Omelchenko S.V. Chief accountant Popkov N.I.

Appended notes are integral part of this consolidated statement

OJSC "VolgaTelecom"

Non-audited consolidated income statement
For 6 months of year 2005

(Thousand rubles)

	6 months of year 2005	Year 2004 (audited)
Revenues	11 333 371	20 966 543
Salary, other payoffs and benefits-related deductions	(3 763 281)	(6 735 501)
Depreciation and amortization	(1 584 621)	(2 584 675)
Materials, repair and maintenance, public utility services	(1 013 413)	(1 787 512)
Taxes, exclusive of tax on income	(300 997)	(461 666)
Expenses for carriers' services – international companies	(486)	(25 313)
Expenses for carriers' services – Russian companies	(1 334 605)	(2 446 937)
(Expenditure) recovery of allowance for doubtful accounts	(62 157)	(599 653)
Profit (loss) from plant assets disposals	(198 996)	(78 269)
Other operating income (expense)	(1 003 911)	(2 010 144)
Profit (loss) from core activity	2 070 904	4 236 873
Profit (loss) from participation in associate companies	7 558	72 549
Interest (income) expense, net	(428 613)	(643 958)
Financial investments profit (loss)	74 501	88 144
Foreign exchange gain (loss), net	18 401	(14 291)
Other income (expense), net	-	-
Profit (loss) before tax	1 742 751	3 739 317
Tax on income		
(Expense) consideration for tax on income – current tax	(397 585)	(1 122 998)
(Expense) consideration for tax on income – deferred tax	(261 252)	(44 259)
Profit (loss) for the reporting period	1 083 914	2 572 060
Profit (loss), related to the shareholders of parent company	1 046 669	2 478 997
Profit (loss), related to minority shareholders of subsidiary companies	37 245	93 063
Profit (loss) for the reporting period	1 083 914	2 572 060

General Director Omelchenko S.V. Chief accountant Popkov N.I.

Appended notes are integral part of this consolidated statement

OJSC "VolgaTelecom"

Notes to non-audited consolidated financial statement
For 6 months of year 2005 *(thousand rubles)*

1. General information

Authorization of accounts

Non-audited consolidated financial statement of OJSC "VolgaTelecom" (the "Company") and its subsidiary companies (jointly – the "Group") is drawn up for 6 months of year 2005.

Basis of non-audited consolidated financial statement preparation

IFRS OJSC "VolgaTelecom" statement for 6 months of year 2005 is presented to the extent of accounting balance sheet, income statement and also notes to the financial statement. This statement does not contain all required disclosures in accordance with IFRS; however, its volume is sufficient to have the idea of financial standing and the results of the Company's activity for 6 months of year 2005.

OJSC "VolgaTelecom" presents IFRS 6 months' statement for the first time; earlier such statement was not presented. This statement is non-audited consolidated financial statement of OJSC "VolgaTelecom". The procedures of audit, review or other similar procedures will not be carried out in the case of the statement. At the same time taking into account OJSC "VolgaTelecom" experience in presenting IFRS statements, the Company believes that the users of the financial statement may rely on it.

OJSC "VolgaTelecom" and its subsidiary and associate companies maintain accounting records and prepare its statutory accounting reports in Russian Rubles and in accordance with the Regulations on Accounting and Reporting in the Russian Federation. This non-audited consolidated financial statement was prepared on the basis of non-audited financial statement of OJSC "VolgaTelecom" and its subsidiary and associate companies drawn up in the format meeting IFRS standards taking into account the assumptions described below.

When preparing this non-audited consolidated financial statement OJSC "VolgaTelecom" carried out smaller volume of procedures than the one that could have been carried out when preparing annual consolidated financial statement. In this connection OJSC "VolgaTelecom" made assumptions, including of the cost of obligations for retirement benefit plan, unearned revenue, provisions for depreciation of fixed assets, and commodity stocks. Actual values of financial statement for the year ended on December 31, 2005 may differ from the values of this financial statement due to adjustment of information about the assumptions made by the Company and occurrence of other new information.

This non-audited consolidated financial statement does not contain the information about comparable values of financial statement for 6 months of year 2004. For the purposes of comparison OJSC "VolgaTelecom" presents financial values of audited statement for the year ended on December 31, 2004 and as of December 31, 2004.

The content of notes to non-audited consolidated financial statement of OJSC "VolgaTelecom" does not disclose the entire completeness of the information, the disclosure of which is required to meet IFRS. The content of notes to annual consolidated financial statement of OJSC "VolgaTelecom" may disclose the information in larger volume that it is disclosed in this non-audited consolidated financial statement of OJSC "VolgaTelecom".

For 6 months of year 2005 *(thousand rubles)*

2. Property, Plant and Equipment.

Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation and any impairment in value. For property, plant and equipment acquired prior to January 1, 2003 the fair value on January 1, 2003 is used as actual value (see Note 2) in accordance with the exception stipulated by IFRS 1.

The Company applied the exception permitted by IFRS 1 allowing for the organization to evaluate property, plant and equipment as of the date of transition to IFRS at fair value and to use this fair value as the actual value of property, plant and equipment.

Management assumes that book value of all property, plant and equipment of the Company is approximately comparable with their fair value, but, nevertheless, it intends to involve an independent appraiser to confirm this fair value and accordingly the book value of property, plant and equipment may be subject to adjustments.

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of each group of asset as follows:

Buildings and constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecom equipment	10 years
Transport	5 years
Computers, office and other appliances	3 years
Real estates	Not depreciated

For the purpose of disclosure of values of consolidated financial statement for 6 months of year 2005, Property, Plan and Equipment are aggregated into the following groups:

- Buildings and constructions;
- Switches and transmission devices;
- Work in progress and equipment for installation;
- Other property, plant and equipment in which computers, vehicles and other items are included.

	Buildings and constructions	**Switches and transmission devices**	**Work in progress and equipment for installation**	**Vehicles and other property, plant and equipment**	**Total**
Depreciated cost as of December 31, 2004	11 258 527	10 068 472	1 728 914	2 547 593	**25 603 506**
Depreciated cost as of June 30, 2005	9 894 471	11 355 253	2 428 487	2 689 010	**26 367 221**

For 6 months of year 2005 ***(thousand rubles)***

3. Intangible assets and goodwill

Goodwill is excess of the cost of acquisition over the Company's share in the fair value of net identifiable assets and liabilities of the subsidiary or associate company as of the date of acquisition. Goodwill on acquisition of subsidiaries is recorded in intangible assets. Goodwill is not amortized, but at the same time it is analyzed annually or more often for depreciation if some events or change of circumstances testify to potential reduction of its book value.

Obtained licenses and software are amortized in equal shares over useful life of these assets equal to the license validity term or software user rights. The period of useful life of other intangible assets is equal to 10 years.

In case of revealing the signs of reduction of intangible assets cost, the book value of each asset is made, and if the reduction of cost is detected, the book value is immediately reduced to recoverable amount.

	Goodwill	Licenses	Software	Other	Total
Depreciated cost as of December 31, 2004	**325 097**	**149 953**	**1 590 309**	**102 109**	**2 167 468**
Depreciated cost as of June 30, 2005	**355 196**	**137 497**	**1 722 980**	**117 808**	**2 333 481**

For 6 months of year 2005 ***(thousand rubles)***

4. Subsidiaries

Consolidated financial statement includes property, obligations and the results of activity of OJSC "VolgaTelecom" subsidiaries listed below:

Name	Core activity	Share of participation, %		Voting shares,%	
		As of June 30, 2005	As of December 31, 2004	As of June 30, 2005	As of December 31, 2004
CJSC "Nizhegorodskaya cellular communication"	Cellular services	**100**	100	**100**	100
CJSC "Digital telecommunications"	Local telephone network services	**100**	100	**100**	100
CJSC "TeleSvyazInform"	Communication services	**100**	100	**100**	100
LLC Russian-American JV "Izhcom"	Data transfer services	**100**	100	**-**	-
CJSC "RTCOM"	Communication services	**100**	-	**100**	-
LLC "Vyatka-Page"	Paging services	**91**	91	**-**	-
CJSC "Transsvyaz"	Local communication services	**80**	80	**80**	80
OJSC "OMRIX"	Communication services	**74**	74	**-**	-
CJSC "Pulse Radio Yoshkar-Ola"	Communication services	**-**	61	**-**	61
CJSC "Ulyanovsk-GSM"	Cellular services	**60**	60	**60**	60
CJSC "Cellular communication of Mordoviya"	Cellular services	**-**	60	**-**	60
CJSC "Orenburg-GSM"	Cellular, radiotelephone communication services	**51**	51	**51**	51
LLC "Radio-resonance"	Radio services	**-**	51	**-**	-
OJSC "Tatincom"	Cellular services	**50+1 share**	50+1 share	**50+1 share**	50+1 share
CJSC "Public Telephone Saratov"	Communication services	**50+1 share**	50+1 share	**50+1 share**	50+1 share
CJSC "Nizhegorodskyi radiotelephone"	Fixed line and wireless radio communication services	**50**	50	**50**	50
CJSC "Chery-Page"	Paging services	**50**	50	**50**	50

In March 2005 the Company acquired 100% of shares of CJSC "RTCOM" for consideration of 10 130 thousand rubles.

During 2005 the Company sold equity stake in charter capital of CJSC «Pulse Radio Yoshkar-Ola", CJSC "Cellular communication of Mordoviya" and LLC "Radio-Resonance".

For 6 months of year 2005 *(thousand rubles)*

5. Financial investments into associates

As of June 30, 2005 and December 31, 2004 the Company's financial investments into associates comprised the following:

		As of June 30, 2005		As of December 31, 2004	
Name	Activity	Voting shares, %	Carrying value	Voting shares, %	Carrying value
CJSC "Samara Telecom"	Communication services	28	86 069	28	77 695
CJSC " JSCB "C-Bank"	Banking services	42	15 920	42	16 596
OJSC "Telesot"	Communication services	-	-	32	10 248
Other	Communication services	40-49%	4 836	40-49%	5 557
Total			**106 825**		110 096

In April 2005 OJSC "VolgaTelecom" sold its equity stake in charter capital of OJSC "Telesot".
All above listed companies are Russian legal entities registered in accordance with Russian Federation legislation and have the same fiscal year as the Company.

6. Long-term accounts receivable and loans given

As of June 30, 2005 and December 31, 2004 long-term accounts receivable and other financial assets comprised the following:

	As of June 30, 2005	As of December 31, 2004
Long-term accounts receivable	7 553	3 308
Long-term loans given to employees	15 557	18 283
Total	**23 110**	21 591

7. Commodity stocks

As of June 30, 2005 and December 31, 2004 the commodity stocks comprised the following:

	As of June 30, 2005	As of December 31, 2004
Cable, spare parts and materials for telecom equipment	501 920	592 913
Finished goods and goods for sale	42 335	39 226
Other inventories	235 965	227 470
Total	**780 220**	859 609

For 6 months of year 2005 *(thousand rubles)*

8. Accounts receivable

As of June 30, 2005 and December 31, 2004 the accounts receivable comprised the following:

	As of June 30, 2005	As of December 31, 2004
Settlements with subscribers for communication services	**2 560 507**	2 449 797
Allowance for doubtful accounts	**(1 317 678)**	(1 311 923)
Total	**1 242 829**	1 137 874

The Company identified trade receivables by the following major customer groups:

	As of June 30, 2005	As of December 31, 2004
Residential customers	**826 276**	800 840
Corporate customers	**455 848**	406 215
Government customers	**1 278 383**	1 242 742
Total	**2 560 507**	2 449 797

9. Other current assets

As of June 30, 2005 and December 31, 2004 other current assets comprised the following:

	As of June 30, 2005	As of December 31, 2004
VAT recoverable	**918 094**	1 128 487
Prepayments and advance paid	**217 182**	151 638
Prepaid expenses	**123 331**	106 449
Short-term loans given	**6 735**	3 743
Other prepaid taxes	**12 949**	31 702
Settlement with personnel	**19 675**	23 286
Other current assets	**345 329**	207 262
Total	**1 643 295**	1 652 567

10. Cash and Cash Equivalents

As of June 30, 2005 and December 31, 2004 cash and cash equivalents comprised the following:

	As of June 30, 2005	As of December 31, 2004
Cash at bank and on hand	**560 298**	420 990
Transaction accounts to three months	**79 593**	182
Other cash	**283**	1 013
Total	**640 174**	422 185

11. Share capital

As of June 30, 2005 and December 31, 2004 the total number of issued ordinary and preferred shares was 245 969 590 pieces and 81 983 404 pieces correspondingly.

Face value of all shares is 5 rubles per a share. The difference between aggregate face value of issued shares and their book value represents inflation effect for the periods prior to January 1, 2003.

Shares	Quantity of issued shares (thousand pieces)	Face value of one share (rubles)	Face value	Book value
Ordinary	245 970	5	1 229 848	2 890 324
Preferred	81 983	5	409 917	963 366
Total	**327 953**		**1 639 765**	**3 853 690**

12. Loans and borrowings

As of June 30, 2005 and December 31, 2004 short-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	As of June 30, 2005	As of December 31, 2004
Short-term loans and borrowings				
Bank loans:				
Bank loans (rubles)	10-14%	2006	**1 548 155**	2 522 522
Bank loans (US$)	5%	2005	**12 084**	25 734
Bank loans (Euro)	9%	2006	**174 465**	168 743
Total bank loans			**1 734 704**	2 716 999
Bonds (rubles)	13%	2006	**35 616**	57 328
Vendor financing:				
Vendor financing (rubles)	6-13%	2005	-	1 704
Vendor financing (US$)	6,5-8%	2005	**6**	66
Vendor financing (Euro)	6,5-7,35%	2005	**277**	21 455
Vendor financing (Japanese yens)	5,91%	2005	-	3 755
Total vendor financing			**283**	26 980
Promissory notes (rubles)	10,5-11%	2005	**912 626**	-
Total short-term loans and borrowings			**2 683 229**	2 801 307

11

For 6 months of year 2005 *(thousand rubles)*

As of June 30, 2005 and December 31, 2004 long-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	As of June 30, 2005	As of December 31, 2004
Long-term borrowings				
Bank loans:				
Bank loans (rubles)	7-14%	2005-2009	**4 727 061**	3 578 169
Bank loans (Euro)	6,5-9%	2005-2007	**47 181**	178 586
Total bank loans			**4 774 242**	3 756 755
Bonds (rubles)	13,67%	2006	**1 000 000**	1 000 000
Vendor financing:				
Vendor financing (rubles)	6-13%	2005-2007	**137 346**	260 206
Vendor financing (US$)	6,5-8%	2005-2007	**66 189**	105 707
Vendor financing (Euro)	6,5-7,35%	2005-2006	**249 950**	251 152
Vendor financing (Japanese yens)	5,91%	2005-2006	**1 218**	-
Total vendor financing			**454 703**	617 065
Promissory notes (rubles)	5,6%	2006	**510 964**	699 230
Less : Current portion of long-term loans and borrowings			**(2 187 517)**	(1 816 704)
Total long-term loans and borrowings			**4 552 392**	4 256 346

13. Accounts payable and accrued liabilities

As of June 30, 2005 and December 31, 2004 the Company's accounts payable and other current liabilities comprised the following:

	As of June 30, 2005	As of December 31, 2004
Trade accounts payable for capital construction	**1 240 626**	1 266 486
Advances received from subscribers	**361 042**	501 773
Accounts payable for core activity	**466 130**	145 382
Accrued liabilities for salaries and compensatory payments	**261 183**	366 046
Other accounts payable	**100 018**	99 193
Total	**2 428 999**	2 378 880

Other accounts payable comprises arrears to agents, unearned revenue and miscellaneous.

For 6 months of year 2005 *(thousand rubles)*

14. Taxes and Payroll Related Obligations

As of June 30, 2005 and December 31, 2004 the Company had the following taxes payable:

	As of June 30, 2005	As of December 31, 2004
Value-added tax	**430 846**	565 540
Property tax	**115 857**	102 282
Sales tax	-	81
Unified social tax	**95 593**	45 789
Other taxes	**60 326**	17 259
Total	**702 622**	730 951

15. Revenue

Revenue sources for 6 months of year 2005 and for year 2004:

Revenue sources categories	6 months of year 2005	2004
Long-distance telephone services- domestic	**3 063 096**	6 189 303
Long-distance telephone services - international	**380 761**	821 065
Local telephone services	**3 354 284**	5 493 216
Installation and connection fees	**663 012**	1 487 088
Documentary services	**28 422**	60 778
Mobile telecommunication services	**1 350 951**	2 723 029
Radio and TV broadcasting	**251 806**	508 474
Data transfer and telematic services	**105 311**	186 985
New services	**552 588**	759 419
Rent of telephone channels	**193 251**	280 632
Services to Russian carriers	**664 878**	1 128 805
Other telecommunications services	**350 673**	670 883
Other revenues	**374 338**	656 866
Total	**11 333 371**	20 966 543

For 6 months of year 2005 *(thousand rubles)*

16. Other operating expenses

Other operating expenses for 6 months of year 2005 and for year 2004:

	6 months of year 2005	2004
Payments to Gossvyaznadzor	**(19 650)**	(104 313)
Expenses for fire-fighting and security services	**(112 773)**	(192 079)
Travel and representation expenses	**(39 178)**	(54 737)
Transport services	**(14 116)**	(29 550)
Mail services	**(30 214)**	(11 570)
Training costs	**(29 061)**	(43 725)
Cost of sales	**(102 174)**	(194 332)
Costs for rental of premises	**(138 030)**	(179 934)
Audit and consulting services costs	**(43 311)**	(84 432)
Payments to non-commercial partnership	**(81 616)**	(150 100)
Advertising cost	**(73 295)**	(129 064)
Insurance	**(35 730)**	(85 048)
Membership fees, charity and transfers to trade union	**(44 862)**	(81 994)
Civil defense expenses	**(17 364)**	(26 822)
Dealers' services	**(80 448)**	(144 917)
Services of credit organizations	**(26 161)**	(47 574)
Building maintenance	**(23 589)**	(90 189)
Auxiliary production services	**(18 324)**	(30 243)
Other expenses	**(74 015)**	(329 521)
Total	(1 003 911)	(2 010 144)

Other expenses comprise agent commission, fines and late payment interest, social expenses, expenses related to subscribers' payments recording and recovery, expenses related to telegraph services and to communication services rendered through payphones and other communication services, representation expenses and also other operating expenses.

17. Interest expense, net

Interest expenses for 6 months of year 2005 and for year 2004:

	6 months of year 2005	2004
Returns on loans (interest)	**10 634**	9 825
Interest expense	**(311 058)**	(437 708)
Interest expense accrued under finance lease contracts	**(128 189)**	(216 075)
Total	(428 613)	(643 958)

1283-2(b)

RECEIVED
2006 JUN -8 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Open Joint Stock Company "VolgaTelecom"

Consolidated Financial Statements

Year ended December 31, 2004
with Independent Auditor's Report

OJSC "VolgaTelecom"

Consolidated Financial Statements

For the year ended December 31, 2004

Contents

Independent Auditors' Report 1

Consolidated Financial Statements

Consolidated Balance Sheet 3
Consolidated Statement of Operations 4
Consolidated Statement of Cash Flows 5
Consolidated Statement of Changes in Shareholders' Equity 6
Notes to Consolidated Financial Statements 7

ERNST & YOUNG

CJSC Ernst & Young Vneshaudit
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (095) 705-9700
7 (095) 755-9700
Fax: 7 (095) 755-9701
www.ey.com/russia

ЗАО "Эрнст энд Янг Внешаудит"
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (095) 705-9700
7 (095) 755-9700
Факс: 7 (095) 755-9701
ОКПО: 00139790

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "VolgaTelecom"

1. We have audited the accompanying consolidated balance sheet of OJSC "VolgaTelecom" (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraph 3, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 5 "Property, Plant and Equipment", the Company has transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits an entity to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to (i) whether the carrying amounts of property, plant and equipment as at January 1, 2003 are representative of fair value; (ii) resulting depreciation expense for the years presented and (iii) the respective deferred tax balances as of the reporting dates and deferred tax expense for the years presented.

4. As described in Note 3 "Summary of Significant Accounting Policies", the Company has not determined and presented its obligations existing under defined benefit plans in accordance with IAS 19, "Employee Benefits". We were not able to quantify the respective adjustments to the financial statements for the years presented.

ERNST & YOUNG

5. In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in paragraph 3 above, and except for the effect on the financial statements of the matter referred to in paragraph 4 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OJSC "VolgaTelecom" as of December 31, 2004 and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

Ernst & Young Vneshaudit

August 15, 2005

OJSC "VolgaTelecom"
Consolidated Balance Sheet
For the year ended December 31, 2004
(in thousands rubles)

	Notes	2004	2003
ASSETS			
Non-current assets:			
Property, plant and equipment	5	**25,603,506**	20,511,639
Intangible assets and goodwill	6	**2,167,468**	1,312,823
Investments in associates	8	**110,096**	219,080
Long-term investments	9	**11,252**	23,619
Long-term accounts receivable and other financial assets	13	**21,591**	28,973
Long-term advances given	10	**227,798**	133,391
Deferred income tax asset	28	**24,814**	54,104
Total non-current assets		**28,166,525**	22,283,629
Current assets:			
Inventories	11	**859,609**	502,375
Accounts receivable	12	**1,137,874**	1,062,725
Other current assets	14	**1,694,769**	1,073,588
Cash and cash equivalents	15	**422,185**	327,284
Total current assets		**4,114,437**	2,965,972
TOTAL ASSETS		**32,280,962**	25,249,601
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity:			
Preference shares	17	**963,366**	963,366
Ordinary shares	17	**2,890,324**	2,890,324
Share premium, retained earnings, and other reserves		**13,199,851**	11,205,113
Total shareholders' equity		**17,053,541**	15,058,803
Minority interest	18	**377,213**	345,803
Non-current liabilities:			
Long-term borrowings	19	**4,256,346**	2,495,674
Finance lease obligations	20	**698,769**	520,394
Deferred revenue		**237,491**	217,720
Deferred income tax liability	28	**1,021,603**	1,011,110
Other non-current liabilities		**95,313**	77,860
Total non-current liabilities		**6,309,522**	4,322,758
Current liabilities:			
Accounts payable, accrued expenses and advances received	21	**2,592,453**	2,145,616
Payables to Rostelecom	33	**110,965**	47,144
Taxes payable	22	**845,050**	742,145
Dividends payable	32	**28,487**	21,535
Short-term borrowings	19	**2,801,307**	1,640,368
Current portion of long-term borrowings	19	**1,816,704**	604,320
Current portion of finance lease obligations	20	**345,720**	321,109
Total current liabilities		**8,540,686**	5,522,237
Total shareholders' equity and liabilities		**32,280,962**	25,249,601

General Director ______ Omelchenko S.V. Deputy Chief Accountant ______Voronkova N.P.

5

OJSC "VolgaTelecom"

Consolidated Balance Sheet

For the year ended December 31, 2004

(in thousands rubles)

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"
Consolidated Statement of Operations
for the year ended December 31, 2004

(in thousands rubles, except per share amounts)

	Notes	2004	2003
Revenues	24	**20,966,543**	16,726,138
Operating expenses			
Wages, salaries, other benefits and payroll taxes		**(6,735,501)**	(5,258,632)
Depreciation and amortization	5, 6	**(2,584,675)**	(2,022,383)
Loss on disposal of property, plant, and equipment		**(78,269)**	(112,350)
Materials, repairs and maintenance, utilities		**(1,787,512)**	(1,545,113)
Taxes other than income tax		**(461,666)**	(272,769)
Interconnection charges		**(2,472,250)**	(1,928,276)
Provision for impairment of receivables	12	**(599,653)**	(517,077)
Other operating expenses	25	**(2,010,144)**	(1,533,362)
Total operating expenses		**(16,729,670)**	(13,189,962)
Operating profit		**4,236,873**	3,536,176
Share of result of associates	8	**72,549**	107,359
Interest expense, net	26	**(643,958)**	(398,511)
Gain (loss) from sales of subsidiaries, associates and other investments	27	**88,144**	(46,125)
Foreign exchange loss, net		**(14,291)**	(60,388)
Profit before income tax and minority interest		**3,739,317**	3,138,511
Income tax	28	**(1,167,257)**	(1,030,215)
Profit before minority interest		**2,572,060**	2,108,296
Minority interest	18	**(93,063)**	(111,267)
Net profit		**2,478,997**	1,997,029
Basic and diluted earnings per share (Russian Roubles)	29	**7.56**	6.09

General Director______ Omelchenko S.V.   Deputy Chief Accountant ______Voronkova N.P.

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"

Consolidated Statement of Cash Flows

for the year ended December 31, 2004

(in thousands rubles)

	Notes	2004	2003
Cash flows from operating activities:			
Profit before income tax and minority interest		**3,739,317**	3,138,511
Adjustments for:			
Depreciation and amortization	**5,6**	**2,584,675**	2,022,383
Loss on disposal of property, plant and equipment		**78,269**	112,350
Provision for impairment of receivables	**12**	**599,653**	517,077
Share of result of associates	**8**	**(72,549)**	(107,359)
(Gain)/loss from sale of subsidiaries, associates and other investments	**27**	**(88,144)**	46,125
Interest expense, net	**26**	**643,958**	398,511
Foreign exchange gain, net		**14,291**	60,388
Operating cash flows before working capital changes		**7,499,470**	6,187,986
Increase in accounts receivable		**(662,830)**	(724,767)
Decrease (increase) in other current assets		**(621,181)**	34,708
Increase in inventories		**(352,798)**	(17,435)
Increase in accounts payable and accrued expenses		**542,094**	89,659
Increase in taxes payable		**104,839**	167,327
Cash flows generated from operations		**6,509,594**	5,737,478
Interest paid		**(535,186)**	(389,820)
Income tax paid		**(1,005,204**	(945,473)
Net cash flows from operating activities		**4,969,204**	4,402,185
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(6,577,511**	(3,620,146
Purchase of intangible assets		**(207,780)**	(716,950)
Proceeds from sales of property, plant and equipment		**99,245**	16,869
Acquisition of subsidiaries and purchase of minority interest		**(249,891)**	(924,840)
Disposal of subsidiaries		**177,686**	–
Proceeds from disposal of investments and other financial assets		**222,309**	–
Interest received		**9,825**	13,089
Dividends received		**38,232**	4,129
Net cash flows used in investing activities		**(6,487,885**	(5,227,849
Cash flows from financing activities:			
Proceeds from promissory notes		**396,160**	400,000
Repayment of promissory notes		**(832,037)**	–
Proceeds from borrowings		**7,542,718**	2,504,274
Repayment of borrowings		**(4,007,279**	(1,658,067
Proceeds from debt securities issued		**37,428**	988,106
Repayment of finance lease obligations		**(485,308)**	(284,220)
Repayment of vendor financing obligations		**(613,289)**	(633,482)
Proceeds from other non-current liabilities		–	11,895
Dividends paid		**(424,811)**	(329,091)
Net cash flows from financing activities		**1,613,582**	999,415
Effects of exchange rate changes on cash and cash equivalents		–	(61,330)
Net increase in cash and cash equivalents		**94,901**	112,421
Cash and cash equivalents at the beginning of the year		**327,284**	214,863
Cash and cash equivalents at the end of the year		**422,185**	327,284

General Director______ Omelchenko S.V. Deputy Chief Accountant ______Voronkova N.P.

8

OJSC "VolgaTelecom"

Consolidated Statement of Cash Flows

for the year ended December 31, 2004

(in thousands rubles)

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"

Consolidated Statement of Changes in Shareholders' Equity

For the year ended of December 31, 2004

(in thousands rubles)

		Share capital			
	Notes	Preference shares	Ordinary shares	Retained earnings	Total equity
At December 31, 2002	**2**	963,366	2,890,324	9,805,524	13,659,214
Net profit for the year		–	–	1,997,029	1,997,029
Purchase of minority interest	7	–	–	(276,445)	(276,445)
Dividends	30	–	–	(320,995)	(320,995)
At December 31, 2003		963,366	2,890,324	11,205,113	15,058,803
Net profit for the year		–	–	**2,478,997**	**2,478,997**
Purchase of minority interest	7	–	–	**(57,370)**	**(57,370)**
Dividends	30	–	–	**(426,889)**	**(426,889)**
At December 31, 2004		**963,366**	**2,890,324**	**13,199,851**	**17,053,541**

General Director_____ Omelchenko S.V. Deputy Chief Accountant ________Voronkova N.P.

The accompanying notes form an integral part of these consolidated financial statements.

(in thousands rubles)

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC "VolgaTelecom" and its subsidiaries – (hereinafter "the Company" or OJSC "VolgaTelecom") for the year ended December 31, 2004 were authorized for issue by the General Director of the Company on August 15, 2005.

The Company

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

Open joint-stock company Svyazinvest, a federal holding company majority-owned by the Russian Federation, owns 51% of the Company's ordinary shares.

The Company's principal activity is providing local, long-distance and cellular telephone services on the territory of Povolzhie region. Other types of activity of the Company include production of telecommunication equipment and its technical support.

The average number of employees in the Company in 2004 was approximately 50,000 persons (in 2003 – 52,000).

The registered office of the Company is in the city of Nizhny Novgorod (the Russian Federation), Dom Svyazi, Maxim Gorky sq.

Tariff Setting

Under the Russian antimonopoly legislation, the Company is considered a monopolist for fixed line telecommunication services. As a result, tariffs charged by the Company are set by federal authorities. Tariffs charged to the Company by Rostelecom (the primary provider of domestic long distance and international telecommunication services in the Russian Federation, which is also controlled by Svyazinvest) are also subject to state regulation, thus creating a cross-subsidization mechanism.

Liquidity and Financial Resources

As of December 31, 2004, the Company's current liabilities exceeded its current assets by approximately 4,426,249 (2003 – 2,556,265). As a result, there may be some doubt about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance lease.

1. General Information (continued)

Liquidity and Financial Resources (continued)

Through 2005, the Company anticipates funding from a) cash generated from operations; b) bonds placement at domestic market; c) financing from domestic and international lending institutions. Management also expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company’s current operating needs.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The Company has transitioned to IFRS at the beginning of the earliest period presented in these financial statements (January 1, 2003) using the provisions of IFRS 1, “First-time Adoption of International Financial Reporting Standards”, which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent financial statements. The Company's previous financial statements disclosed that management made certain estimates and assumptions to present the carrying value of fixed assets which did not comply with historical cost as defined by IAS 16, “Property, plant, and equipment”.

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost.

Management estimates that the carrying value of all of the Company’s property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Further the Company did not apply the provision of IAS 19 “Employee benefits” and as such did not account for defined benefit obligations. However the Company has engaged an actuary to assess the pension obligation and as a result, the defined benefit obligation will be recorded in subsequent periods.

(in thousands rubles)

2. Basis of Presentation of the Financial Statements (continued)

Accounting for the Effect of Inflation

Prior to January 1, 2003 the characteristics of the economic environment of the Russian Federation indicated the existence of hyperinflation. Non-monetary assets and liabilities acquired prior to December 31, 2002 (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost), and share capital transactions occurring before December 31, 2002, have been restated in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" by applying the relevant conversion factors to the historical cost through December 31, 2002.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment, deferred taxation and accounts receivable provision, as discussed in Notes 5, 12 and 28.

Reconciliation of Equity and Net Profit Reported under Previous GAAP and under IRFS

Shareholders' equity and net income are reconciled between previous Generally Accepted Accounting Principles (GAAP) and IFRS as follows:

	Shareholders' equity as at December 31, 2003	**Net profit for the year ended December 31, 2003**	**Shareholders' equity as at January 1, 2003**
Previous GAAP as reported	**14,991,936**	**1,792,540**	**13,574,139**
- preference dividends reversal	200,941	–	147,193
- interconnection charges reversal, net of tax effect	70,977	10,630	60,347
- minority interest correction	–	120,175	(120,175)
Previous GAAP as restated	**15,263,854**	**1,923,345**	**13,661,504**
Goodwill amortization	39,522	39,522	
Fair value revaluation of fixed assets, intangible assets and other assets and liabilities in subsidiaries, net of tax effect	31,872	34,162	(2,290)
Purchase of minority interest (Note 7)	(276,445)		
International Financial Reporting Standards	**15,058,803**	**1,997,029**	**13,659,214**

The previous GAAP refers to the Company's prior year financial statements, in which the Company applied some, but not all, IFRS as described above.

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

Subsidiaries

The consolidated financial statements include financial statements of subsidiaries, the entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over its operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between parent and/or subsidiary companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Financial statements of OJSC “VolgaTelecom” and its subsidiaries, based on which the consolidated financial statements are prepared, are based on unified accounting policy.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company’s share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company’s share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented separately from liabilities and shareholders’ equity.

Acquisition of Minority Interest in subsidiaries

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders’ equity at the date of the purchase of the minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction.

3. Summary of Significant Accounting Policies (continued)

3.1 Principles of Consolidation (continued)

Investments in Associates

Associates are entities in which the Company generally owns between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate the Company does not recognize further losses, unless the Company is obligated to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.2 Investments

The Company classified its investments into the following categories: held-to-maturity and available-for-sale. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for the cases when they are to be recovered within 12 months after the reporting date. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management of the Company determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company. All investments are initially recognised at cost, being the fair value of the consideration given and including transaction costs.

Available-for-sale investments are carried at fair value. A gain or loss arising from a change in the fair value of an available for sale investment is recognized directly in equity until the investment is sold, collected or otherwise disposed of, or until it is determined to be impaired. Upon disposal, cumulative gain or loss previously recognized as a component of equity is included in the statement of operations.

For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

(in thousands rubles)

3. Summary of Significant Accounting Policies (continued)

3.3 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31, 2004 and 2003 were as follows:

Currency	2004	2003
Russian Roubles per US dollar	**27.75**	29.45
Russian Roubles per Euro	**37.81**	36.82
Russian Roubles per Japanese yen	**0.27**	0.28

3.4 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost less accumulated depreciation and any impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1.

Depreciation is calculated on a straight-line basis. The depreciation periods, which approximate the estimated useful economic lives of the respective assets, are as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

For the purposes of disclosure, property, plant and equipment are aggregated into the following groups:

- Land, buildings and constructions;
- Switches and transmission devices;
- Construction in progress and equipment for installation;
- Other assets, in which computers, vehicles and other equipment are included.

3. Summary of Significant Accounting Policies (continued)

3.4 Property, Plant and Equipment (continued)

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date. Depreciation begins when fixed assets are put into operation.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, interest costs on such borrowings, as well as interest costs on borrowings obtained specifically to finance construction of property, plant and equipment, are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

IAS 36 "Impairment of Assets" requires that the recoverable amount of an asset, including property, plant and equipment, should be estimated whenever there is an indication that the assets may be impaired.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of operations.

3. Summary of Significant Accounting Policies (continued)

3.5 Intangible Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on an acquisition of a subsidiary is classified as intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Goodwill is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired. As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

The excess of the fair value of the Company's share of the net assets acquired over the cost of acquisition is recognized in the statement of operations.

Other Intangible Assets

The Company measured GSM licenses at the date of transition to IFRS at the fair value and used that fair value as deemed cost at that date.

Other intangible assets are capitalized at cost.

Licenses and software are depreciated on a straight-line basis over the estimated useful life equal to the term of license or of the right to use the software. Useful life of other intangible assets is 10 years.

Impairment of Intangible Assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and, when impaired, the asset is written down immediately to its recoverable amount. Intangibles with indefinite lives and those not ready for use are tested for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired.

3.6 Inventories

Inventories, which are mainly comprised of cable, materials, spare parts for telecommunications equipment and goods for resale, are recorded at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of inventory is determined on the weighted average basis.

3. Summary of Significant Accounting Policies (continued)

3.7 Accounts Receivable

Accounts receivable are stated at original invoice amount, less provision made for impairment of these receivables. A provision for impairment of trade receivables and other receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Accounts that are individually significant are assessed for uncollectability and recognized individually. Uncollectability is measured and recognized on a portfolio basis for accounts of similar customers that are not individually identified as doubtfully recoverable.

The amount of the provision is recognized in the statement of operations.

3.8 Value-Added Tax

The tax regulations permit the settlement of sales and purchases value added tax (VAT) on a net basis.

Value added tax receivable

VAT recoverable relates to purchases which have not been settled at the balance sheet date. VAT receivable is reclaimable against sales VAT upon payment for the purchases.

Value added tax payable

Value added tax payable comprises the following: 1) VAT related to sales, which is payable to tax authorities upon collection of receivables from customers net of VAT on purchases which have been settled at the balance sheet date; 2) VAT related to sales which have not been settled at the balance sheet date (VAT deferred). Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

3.9 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.10 Borrowings

Borrowings are initially recognized at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortized cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

3. Summary of Significant Accounting Policies (continued)

3.11 Leases

Finance leases of equipment that transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company are capitalized at the inception of the lease at the market value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

Capitalized leased assets are depreciated using the straight-line method over the estimated useful life of the asset like other fixed assets within the same class, with consideration of the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3.12 Pensions and Other Post-Employment Benefits

Unified social tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 35.6% to approximately 18%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

Other pension plans and post-employment benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides benefits for its employees by using post-employment benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

Post-employment benefit plans include defined contribution plans and defined benefit plans.

Defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

3. Summary of Significant Accounting Policies (continued)

3.13 Deferred Income Tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes.,

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted (or substantively enacted) at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3.14 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

3.15 Shareholders' Equity

Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognized as a share premium.

Dividends

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

The Company categorizes the revenue sources in thirteen major categories:
1. Long distance telephone calls - domestic;
2. Long distance telephone calls - international;
3. Local telephone calls;
4. Installation and connection fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematics services;
9. New services;
10. Rent of telephone channels;
11. Services for national operators;
12. Other telecommunications services;
13. Other revenues.

Long distance calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local telephone calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized into income on the same basis that the fixed assets are depreciated.

23

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue (continued)

Documentary services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Cellular services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematics services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ISDN, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for national operators

Revenue from national service providers includes two different groups.

The first group of revenues represents services rendered to OJSC “Rostelecom” for termination of long-distance traffic of its operators-partners in the network of the Company.

24

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue (continued)

Services for national operators (continued)

In 2003 the Ministry of the Russian Federation for antimonopoly policy and entrepreneurial support (MAP) has conducted a reform of the settlements system of multi regional OJSC "Svyazinvest" Companies with the OJSC "Rostelecom" for transit of intercity long-distance traffic. Till August 1, 2003 revenue calculation has been based on the integral settlement rate, multiplied on the total number of minute-distances (transfer of 1 minute of traffic on 50 kilometres interval of OJSC "Rostelecom"'s network), transferred through the period.

Integral settlement rate has been calculated as a sum of linear settlement rate between zones and a difference between inbound and outbound termination settlement rates of the regional Companies. The rate has been calculated and agreed by the MAP once per year according to traffic statistics of previous year, thus it has not reflected real economical benefits and costs related to changes of the incoming and outgoing structure of the traffic in the current settlement period.

In August 2003 new and more transparent inter-operators settlement system for intercity traffic has been introduced. New system separates payments of regional operators for the transfer of intercity traffic in OJSC "Rostelecom"'s network and termination of the traffic in the zone, where outgoing intercity call of own subscriber reaches its destination, and payments for the termination of the incoming intercity traffic from other operators in the own network of the Company.

Calculation of the costs for the transit of intercity traffic is based on the new settlement rate, that is equal to the sum of linear settlement rate multiplied by the quantity of 50 kilometres intervals between zones, using the termination settlement rate for the zone where the calls is terminated. Revenue calculation for the transit of intercity traffic from the OJSC "Rostelecom"'s to the customers of the regional OJSC "Svyazinvest"'s company is based on the termination settlement rates. New rates have been defined by the order of the MAP dated July 4, 2003.

The second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

Major revenues are recognized from the services for transit of local, intercity and international traffic. Further, the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue (continued)

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.17 Commitments

A commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Significant commitments are disclosed.

Assets to be acquired and liabilities to be incurred as a result of the Company's commitment to purchase or sell goods or services are not recognized until at least one of the parties has performed under the agreement such that it either is entitled to receive an asset or is obligated to disburse an asset.

3.18 Contingencies

Contingent liabilities are not recognized in the financial statements as it is not probable that a liability will need to be settled or the outcome to determine whether a liability exists is dependant on a future event. They are disclosed in the accompanying notes unless the possibility of an outflow of resources embodying economic benefit is remote.

Contingent assets are not recognized in the financial statement but disclosed when an inflow of economic benefits is probable.

3.19 IFRS 3 'Business Combinations', IAS 36 'Impairment of Assets' and IAS 38 'Intangible Assets'

The company has chosen an early adoption of IFRS 3, IAS 36 and IAS 38 with provisions of these standards to be applied to business combinations for which the agreement date was on or after January 1, 2003.

(in thousands rubles)

4. Segment Information

	2004				2003			
	Fixed line	Mobile	Intercompany eliminations	Total for the Company	Fixed line	Mobile	Intercompany eliminations	Total for the Company
REVENUE								
Sales to third parties	**18,628,219**	**2,736,677**	**(398,353)**	**20,966,543**	14,893,218	2,077,025	(244,105)	16,726,138
Inter-segment sales	**(350,122)**	**(48,231)**	**398,353**	**–**	(244,105)		244,105	–
Total revenue	**18,278,097**	**2,688,446**	**–**	**20,966,543**	14,649,113	2,077,025	–	16,726,138
Segment result	**3,467,963**	**768,910**		**4,236,873**	2,797,786	738,390		3,536,176
Unallocated corporate expenses	**–**	**–**		**–**	–	–		–
Operating profit				**4,236,873**				3,536,176
Share of result of associates				**72,549**				107,359
Interest expense, net				**(643,958)**				(398,511)
Gain (loss) from sale of subsidiaries, associates and other investments				**88,144**				(46,125)
Foreign exchange gain, net				**(14,291)**				(60,388)
Income tax				**(1,167,257)**				(1,030,215)
Minority interest				**(93,063)**				(111,267)
Net profit				**2,478,997**				1,997,029

27

OJSC "VolgaTelecom"

Notes to Consolidated Financial Statements (continued)

(in thousands rubles)

4. **Segment Information (continued)**

	2004				2003			
	Fixed line	**Mobile**	**Intercompany eliminations**	**Total for the Company**	**Fixed line**	**Mobile**	**Intercompany eliminations**	**Total for the Company**
OTHER INFORMATION								
Segment assets	29,656,339	2,559,539	(69,826)	32,146,052	21,952,837	3,023,580	–	24,976,417
Investments in associates				110,096				219,080
Unallocated corporate assets				24,814				54,104
Consolidated total assets				32,280,962				25,249,601
Segment liabilities	(12,392,028)	(1,506,403)	69,826	(13,828,605)	(7,652,610)	(1,181,275)	–	(8,833,885)
Unallocated corporate liabilities				(1,398,816)				(1,356,913)
Consolidated total liabilities				(15,227,421)				(10,190,798)
Capital expenditure	6,938,434	1,054,559		7,992,993	4,334,951	732,970		5,067,921
Depreciation and amortization	2,279,741	304,934		2,584,675	1,787,597	234,786		2,022,383
Other non-cash expenses (provision for impairment of receivables)	583,118	16,535		599,653	494,087	22,990		517,077

(in thousands rubles)

4. Segment Information (continued)

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude income tax assets. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude items such as deferred tax liabilities and other liabilities pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment. Provisions relate only to those charges made against allocated assets.

5. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	9,397,798	9,317,555	1,338,461	2,443,002	22,496,816
Additions	–	–	7,992,993	–	7,992,993
Additions due to acquisition of subsidiaries	–	7,481	–	–	7,481
Disposals	(95,410)	(75,126)	(10,296)	(61,804)	(242,636)
Disposals due to sale of subsidiaries	(72,800)	(96,262)	(40,322)	(10,059)	(219,443)
Transfers	3,038,062	3,439,274	(7,551,922)	1,074,586	–
At December 31, 2004	**12,267,650**	**12,592,922**	**1,728,914**	**3,445,725**	**30,035,211**
Accumulated Depreciation					
At December 31, 2003	(470,480)	(1,124,166)	–	(390,531)	(1,985,177)
Charge for the year	(551,538)	(1,444,350)	–	(526,022)	(2,521,910)
Disposals	7,751	29,263	–	11,982	48,996
Disposals due to sale of subsidiaries	5,144	14,803	–	6,439	26,386
At December 31, 2004	**(1,009,123)**	**(2,524,450)**	**–**	**(898,132)**	**(4,431,705)**
Net book value as of December 31, 2003	8,927,318	8,193,389	1,338,461	2,052,471	20,511,639
Net book value as of December 31, 2004	**11,258,527**	**10,068,472**	**1,728,914**	**2,547,593**	25,603,506

The net book value of property, plant and equipment, which were received on vendor financing terms, amounted as of December 31, 2004 to 1,503,318 (2003 – 1,428,608).

The net book value of plant and equipment held under finance leases at December 31, 2004 is 1,675,050 (2003 – 1,202,206). Leased assets are pledged as security for the related finance lease obligations (see Note 20).

In 2004, the Company increased construction in progress by the amount of capitalized interest totalling 183,613 (2003 – 131,178). Capitalization rate in 2004 was 12%.

(in thousands rubles)

5. Property, Plant and Equipment (continued)

Bank borrowings are secured by properties with the carrying value as of December 31, 2004 of approximately 8,918,000 (2003 – 5,361,000) (see Note 19).

The net book value of property plant, plant and equipment which were subject to joint ownership as of December 31, 2004 amounted to 81,256 (2003 – 78,133).

6. Intangible Assets

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31, 2003	323,81	167,05	737,07	125,57	1,353,51
Additions	–	14,32	901,83	306	916,46
Additions due to acquisition of subsidiaries	1,28	–	19	–	1,30
Disposals	–	–	(2,557	(120)	(2,677
Disposals due to sale of subsidiaries	–	–	(202)	–	(202)
At December 31, 2004	**325,09**	**181,38**	**1,636,16**	**125,76**	**2,268,40**
Accumulated amortization					
At December 31, 2003	–	(13,937	(16,072	(10,685	(40,694
Charge for the year	–	(17,490	(32,294	(12,981	(62,765
Disposals	–	–	2,49	12	2,50
Disposals due to sale of subsidiaries	–	–	13	–	13
At December 31, 2004	–	**(31,427**	**(45,858**	**(23,654**	**(100,939**
Net book value at December 31, 2003	323,81	153,11	721,00	114,89	1,312,82
Net book value at December 31, 2004	**325,09**	**149,95**	**1,590,30**	**102,10**	**2,167,46**

Goodwill arose on the acquisition of CJSC "Transsvyaz" on August 20, 2004 (see Note 7).

Oracle E-Business Suite

As of December 31, 2004 software includes Oracle E-business Suite software with a gross book value of 845,558 (2003 – 684,616), including interest capitalized of 76,934 (2003 – nil). In accordance with the supply contract, the Company has been provided with non-exclusive licenses for 13,029 users of E-business Suite 2003 Professional among other license applications.

The Company will commence amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over useful life of the licenses. Until then the Company annually tests this software for impairment.

Full implementation of Oracle E-Business Suite software is expected to be between 2005 and 2008.

Advances given to acquire Oracle E-Business Suite software in the amount of 44,293 are included in "Long-term advances given" (see Note 10).

(in thousands rubles)

6. Intangible Assets (continued)

Amdocs Billing Suite

As of December 31, 2004 software also includes Amdocs Billing Suite software with a gross book value of 645,579 (2003 – nil). This software was purchased for the purpose of the implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to last 4-5 years.

The Company's Board of Directors approved the purchase of Amdocs Billing Suite software on November 22, 2004.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for zero coupon promissory notes in the amount of 755,662. Repayment of promissory notes issued is expected to be exercised by June 1, 2006.

The Company will commence amortizing this asset from the date of software implementation. Until then the Company annually tests this software for impairment.

The Company's management believes that the carrying values of goodwill, Oracle E-business Suite software and Amdocs Billing Suite software are recoverable as of December 31, 2004 and 2003.

As of December 31, 2004 licenses mainly included GSM 900 licenses with net book value 149,953 (2003 – 153,118). The Company measured GSM licenses at the date of transition to IFRS at fair value and used that fair value as deemed cost at that date. The remaining useful life of licenses is approximately about 8 years.

(in thousands rubles)

7. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OJSC "VolgaTelecom" and its subsidiaries, whose main activity is providing cellular and other telecommunication services. These subsidiaries are Russian legal entities registered in accordance with Russian regulations. The subsidiaries are listed below:

Subsidiary	Main Activity	Ownership,%		Voting Shares	
		2004	**2003**	**2004**	**2003**
CJSC "Nizhegorodskaya Sotovaya svyaz" (NCC)	Cellular services (GSM-900)	**100**	100	**100**	100
CJSC "Tsifrovye Telecommunicatsii"	Local telephone network services	**100**	100	**100**	100
CJSC "Telesvyazinform"	Cable and air TV services	**100**	100	**100**	100
LLC Russian-American SP "Izhcom"	Data transmission and telematics services	**100**	51	–	–
LLC "Vyatka-Page"	Paging services	**91**	91	–	–
CJSC "Transsvyaz"	Local telephone network services	**80**	40	**80**	40
CJSC "Omrix"	Local telephone network services	**74**	42	**74**	42
CJSC "Puls Radio Ioshkar-Iola"	Radio services	**61**	61	**61**	61
CJSC "Ulianovsk –GSM"	Cellular services (GSM-900)	**60**	51	**60**	51
CJSC "Sotovaya svyaz Mordovii"	Cellular services (GSM-900)	**60**	60	**60**	60
CJSC "Orenburg GSM"	Cellular services (GSM-900)	**51**	51	**51**	51
LLC "RadioResonans"	Radio services	**51**	51	–	–
OJSC "Tatincom-T"	Cellular services (GSM-900)	**50 + 1 share**	50 + 1 share	**50 + 1 share**	50 + 1 share
CJSC "Narodny Telephone Saratov"	Cellular services (CDMA)	**50 + 1 share**	50 + 1 share	**50 + 1 share**	50 + 1 share
CJSC "Nizhegorodsky radiotelephone"	Local telephone network services	**50**	50	**50**	50
CJSC "Chery - Page"	Paging services	**50**	50	**50**	50
LLC "Vyatskaya sotovaya svyaz"	Cellular services (NMT-450)	–	51	–	–
LLC "Udmurtskie sotovye seti - 450"	Cellular services (NMT-450)	–	100	–	–

In March 2003, the Company acquired minority interests of 50% in CJSC "Nizhegorodskaya Sotovaya Svyaz" for cash consideration of 20 million US dollars (approximately 641,000) and became 100% owner of this entity. The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities in total amount of 276,445 was reflected as an equity transaction.

In September 2003 the Company acquired 50%+1 share in OJSC "Tatincom-T" for consideration of 15.6 million US dollars (approximately 474,000).

(in thousands rubles)

7. Consolidated Subsidiaries (continued)

The Company's management has assigned the acquisition price for the 50%+1 share in OJSC "Tatincom-T" as follows:

Acquisition price	454,656
Transaction costs	19,280
Total paid	473,936
Assigned value of identifiable assets and liabilities:	
Property, plant and equipment, net	437,783
Intangible assets, net	102,886
Accounts receivable	78,837
Cash and cash equivalents	8,628
Other current assets	133,747
Current liabilities	(213,273)
Long-term liabilities	(248,358)
Total net assets	300,250
Company's share in acquired net assets	50%
Assigned value of acquired share in identifiable net assets	150,125
Amount of goodwill at December 31, 2003, net	**323,811**

On January 15, 2004 the Company acquired additional 31.2% of ordinary voting shares of OJSC "Omrix" for cash consideration 406 and obtained control over this entity (increased it's share to 74%). The fair value of OJSC "Omrix"'s identifiable assets, liabilities and contingent liabilities approximated the book values. The difference between the cost of the acquisition and the acquired share of the assets and liabilities constituted the amount of 27 (see also Note 8).

On July 16, 2004 the Company acquired additional 40% of ordinary shares of CJSC "Transsvyaz" for cash consideration 3,990 and obtained control over this entity (increased it's share to 80%). The fair value of CJSC "Transsvyaz"'s identifiable assets, liabilities and contingent liabilities approximated the book value. The difference between the cost of the acquisition and the acquired share of the assets and liabilities constituted the amount of 1,259 (see also Note 8).

On September 27, 2004 the Company acquired 9% minority interest in CJSC "Ulyanovsk-GSM" for cash consideration 62,115 (increased it's share to 60%). The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities in the amount of 42,915 was reflected as an equity transaction.

On May 18, 2004 the Company acquired all minority interest in LLC Russian-American SP "Izhcom" for cash consideration 23,266 and became 100% owner of this entity. The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities in total amount of 14,455 was reflected as an equity transaction.

(in thousands rubles)

7. Consolidated Subsidiaries (continued)

Disposal of shares in subsidiaries for 2004 is presented below:

Name	Main activity	Carrying amount of net assets disposed	Sale/disposal of share in equity on the date of transaction, %	Proceeds from sale
LLC Vyatskaya sotovaya svyaz"	Cellular services (NMT-450)	33,205	51	45,698
LLC "Udmurtskie sotovye seti – 450"	Cellular services (NMT-450)	89,863	100	134,170
Total		**123,068**		**179,868**

Profit / loss on sale of shares in subsidiaries is presented in Note 27.

8. Investments in Associates

Investments in associates at December 31, 2004 and 2003 comprised the following:

		As of December 31, 2004		As of December 31, 2003	
Associate	Activity	Voting shares	Carrying value	Voting shares	Carrying value
CJSC "Tsifrovye Seti Udmurtii-900"	Cellular services (GSM-900)	–	–	49%	120,320
CJSC "Samara Telecom"	Local telephone network services	**28%**	**77,695**	28%	64,583
CJSC "Transsvyaz"	Local telephone network services	–	–	40%	1,196
OJSC "Telesot"	Local telephone network services	**32%**	**10,248**	32%	9,093
ACB "S-Bank"	Banking services	**42%**	**16,596**	42%	16,944
OJSC "Omrix"	Local telephone network services	–	–	42%	508
Other	Cellular and telephone services	**40%–49%**	**5,557**	20%–49%	6,436
Total			**110,096**		**219,080**

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

The Company has investments in the following associates whose net assets are negative as of December 31, 2004 and 2003:

Name	Activity	Voting share, %	Net assets as of December 31, 2004	2003
CJSC "Saratov-Mobile"	Cellular services (AMPS)	50%	**(75,537)**	(51,089)
CJSC "Chuvashiya Mobile"	Cellular services (AMPS)	30%	**(2,251)**	(53,824)

(in thousands rubles)

8. Investments in Associates (continued)

Disposal of shares in associates for 2004 is presented below:

Associate	Main activity	Carrying value of associate	Sale/disposal of share in equity on the date of transaction, %	Proceeds from sale
CJSC "Sotel-NN"	Cellular services (NMT-450)	–	20%	17,883
CJSC "Tsifrovye Seti Udmurtii-900"	Cellular services (GSM-900)	178,294	49%	186,729
Total		**178,294**		**204,612**

The share of income from CJSC "Tsifrovye Seti Udmurtii" for the period beginning January 1, 2004 to the date of disposal was 57,975.

Gain from sale of shares in associates is presented in Note 27.

Movement in investments in associates for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Investments in associates at January 1	**219,080**	111,721
Share of income net of income tax, net of dividends received	**72,549**	107,359
Effect of consolidation as a result of acquisition of control	**(3,239)**	–
Sale of investments in associates	**(178,294)**	–
Investments in associates at December 31	**110,096**	219,080

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of the associated company, except for investments in CJSC "Saratov-Mobile", and CJSC "Chuvashiya Mobile". For these latter associates the carrying amounts of the investments were reduced to zero considering that such associates reported accumulated losses exceeding the cost of the respective investments.

9. Long-term investments

As of December 31, 2004 and 2003, the Company's investments comprised the following:

	2004	2003
Long-term investments available-for-sale	**11,252**	23,619

(in thousands rubles)

9. Long-term investments (continued)

As of December 31, 2004 and 2003 financial investment available-for-sale comprised the following:

	2004		2003	
Company	Carrying value	Ownership interest	Carrying value	Ownership interest
ZAO "RusleasingSvyaz"	**12,293**	**7.7%**	12,293	7.7%
OAO "Promstroybank"	**7,496**	**0.7%**	7,496	0.7%
OAO "AlfaBank" promissory notes	**2,583**	–	2,583	–
OAO "Svyaz-bank"	**3,987**	**2.1%**	3,987	2.1%
OAO "Sberbank RF"	**803**	**0.00061%**	803	0.00061%
OAO "Ayar"	**443**	**0.23%**	443	0.23%
ZAO "TeleRoss-Samara"	**990**	**10.0%**	990	10.0%
TOO "Raduga-poisk"	**3,079**	**10.0%**	3,079	10.0%
"Union-Card"	**402**	**15.0%**	402	15.0%
ZAO "Reg-time"	**570**	**18.0%**	570	18.0%
OAO "ONEXIM-Volga"	–		14,806	8.0%
OAO "Mordovpromstroybank"	–		5,051	6.0%
Regional trade centre "Myza"	–		6,081	3.0%
Others	**1,803**		4,133	
Impairment provision	**(23,197)**		(39,098)	
Total	**11,252**		**23,619**	

10. Long-Term Advances Given

As of December 31, 2004 and 2003 long-term advances given to suppliers of equipment comprised the following:

	2004	2003
Advances given for capital constructions	**183,505**	133,391
Acquisition of Oracle E-Business Suite software (Note 6)	**44,293**	–
Total	**227,798**	133,391

11. Inventories

Inventories at December 31, 2004 and 2003 comprised the following:

	2004	2003
Cable, materials and spare parts for telecommunications equipment	**592,913**	290,957
Finished goods and goods for resale	**39,226**	33,920
Other inventories	**227,470**	177,498
Total	**859,609**	502,375

(in thousands rubles)

12. Accounts Receivable

Accounts receivable as of December 31, 2004 and 2003 comprised the following:

	2004	2003
Trade receivables – telecommunication services	**2,449,797**	1,823,256
Provision for impairment of receivables	**(1,311,923)**	(760,531)
Total	**1,137,874**	1,062,725

The Company identified accounts receivable for telecommunication services by the following major customer groups:

	2004	2003
Residential customers	**800,840**	678,171
Corporate customers	**406,215**	399,574
Government customers, including tariff compensation from the state budget	**1,242,742**	745,511
Total	**2,449,797**	1,823,256

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in roubles, in effect at the time the calls are made. In certain cases the Company managed to collect penalties for payment delays and to enforce reimbursement in arbitration court.

Prior to January 2005, telecommunication services provided to privileged customers, which are individuals that the government has agreed to provide certain benefits, was compensated 50% by the state budget and the other 50% paid by the privilege subscribers themselves.

Article 47 of the Federal Law "On Telecommunications" No. 126-FZ dated July 7, 2003 is effective starting from 2005, which amends the rules on providing telecommunication services to privileges customers. Starting from January 2005 telecommunication customers with the right of privileges are obliged to pay for telecommunication services in full with the subsequent reimbursement of their expenses by the state budget. However, in 2005 state budget does not provide for financing of the remaining debt of social security organizations to compensate expenses related to granting privileges to certain category of subscribers in the previous periods.

As of December 31, 2004 debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers amounted to 44% of total accounts receivable (2003 - 32%).

In 2004 the Company collected from federal budget accounts receivable of 221,878. In December 2004, based on assessment of probability of judicial recovery of accounts receivable related to compensation due from social security organizations, the Company has accrued provision for impairment of receivables of 1,071,065 representing 100% of total receivables from social security organizations as of December 31, 2004.

(in thousands rubles)

12. Accounts Receivable (continued)

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2004	2003
Balance at January 1	**760,531**	243,454
Provision (recovery) for the year	**599,653**	517,077
Trade receivables write-off	**(44,681)**	–
Provision disposal due to sale of subsidiary	**(3,580)**	–
Balance at December 31	**1,311,[illegible]**	760,531

13. Long-Term Accounts Receivable and Other Financial Assets

As of December 31, 2004 and 2003, long-term accounts receivable and other financial assets included:

	2004	2003
Long-term accounts receivable	**3,308**	4,346
Long-term loans given to employees	**18,283**	24,627
Total	**21,591**	**28,973**

14. Other Current Assets

As of December 31, 2004 and 2003 other current assets comprised the following:

	2004	2003
VAT receivable	**1,128,487**	693,093
Prepaid income tax	**42,203**	59,606
Prepayments and advance payments	**151,638**	104,065
Deferred expenses	**106,449**	97,278
Short-term loans given	**3,743**	5,026
Other prepaid taxes	**31,702**	18,358
Settlements with personnel	**23,286**	23,958
Other	**207,261**	72,204
Total	**1,694,769**	1,073,588

15. Cash and Cash Equivalents

As of December 31, 2004 and 2003 cash and cash equivalents comprised the following:

	2004	2003
Cash at bank and on hand	**420,990**	278,480
Short-term deposits with maturity up of three months	**182**	47,075
Cash equivalents	**1,013**	1,729
Total cash and cash equivalents	**422,185**	327,384

(in thousands rubles)

16. Significant Non-Cash Transactions

In 2004 the Company received telecommunication equipment under leasing terms in the amount of 593,878 (in 2003 – 709,823).

During 2004 the Company purchased Amdocs Billing Suite for 721,394. This purchase was financed through issuance of promissory notes with maturity in 2005 – 2006.

Gross book value of property, plant and equipment, which were received on vendor financing terms in 2004, amounted to 400,849 (2003 – 512,197).

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

17. Share Capital

As at December 31, 2004 and 2003 the authorized numbers of ordinary and preference shares were 245,969,590 and 81,983,404, respectively.

All shares have a par value of 5 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation in periods prior to January 1, 2003.

Type of share	Number of outstanding shares (thousands)	Par value per one share (roubles)	Total par value	Carrying value
Ordinary	245,970	5	1,229,848	2,890,324
Preference	81,983	5	409,917	963,366
Total	**327,953**		**1,639,765**	**3,853,690**

The ordinary shareholders are entitled to one vote per share. Class A preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting.

Annual amount of dividends on preference shares class A may not be less than dividends on ordinary shares. The preference shareholders share in earnings along with ordinary shareholders. Accordingly the preference shares are considered participating shares for the purpose of the calculation of earnings per share (Note 29).

(in thousands rubles)

17. Share Capital (continued)

In October 1997 the Company registered Level 1 American Depositary Receipts (ADR). Each ADR represents 2 shares of common stock of the Company. As at December 31, 2003 the Company has 12,757,592 ADR equal to 25,515,184 ordinary shares that represent 10.37% of ordinary shares and 7.78% of the Charter Capital. During 2004 the Company registered additional 4,900,278 ADR equal to 9,800,556 ordinary shares. As at December 31, 2004 the Company has 17,657,870 ADR equal to 35,315,740 ordinary shares that represent 14.36% of ordinary shares and 10.77% of the Charter Capital.

Dividends were declared in 2004 in respect of 2003 to holders of ordinary shares and preference shares of Rouble 0.9186 per ordinary share (2003 – Rouble 0.7066 per ordinary share) and Rouble 2.4510 per preference share (2003 –Rouble 1.7954 per preference share).

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 2,056,268 and 2,001,256 in its statutory financial statements in 2004 and 2003, respectively.

The Company's shareholding structure as of December 31, 2004 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC “Svyazinvest”	124,634	50.67	–	–	124,634
Other legal entities	71,523	29.08	56,116	68.45	127,639
ADR Holders	35,316	14.36	–	–	35,316
Individuals	14,497	5.89	25,867	31.55	40,364
Total	**245,970**	**100**	**81,983**	**100**	**327,953**

18. Minority Interest

The movements of minority interest for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Minority interest as of January 1	**345,803**	464,504
Minority interest in subsidiaries acquired	**3,113**	150,124
Dividends paid to minority shareholders	**(4,874)**	(2,758)
Acquisition of minority interests	**(28,011)**	(367,008)
Minority interests in current year income	**93,063**	111,267
Minority interest in subsidiaries disposed	**(31,881)**	(10,326)
Minority interest as of December 31	**377,213**	345,803

(in thousands rubles)

19. Borrowings

As of December 31, 2004 and 2003 borrowings comprised the following:

	Interest rate	Maturity date	2004	2003
Short-term borrowings				
Bank loans:				
Bank loans (Roubles)	10-13.5%	2005	**2,522,522**	811,502
Bank loans (US Dollars)	5%	2005	**25,734**	17,726
Bank loans (Euro)	9%	2005	**168,743**	191,239
Total bank loans			**2,716,999**	1,020,467
Accrued interest on bonds (Roubles)		2005	**57,328**	80,777
Vendor financing				
Vendor financing (Roubles)	6-11%	2005	**1,704**	–
Vendor financing (US Dollars)	6.5-8%	2005	**66**	30,408
Vendor financing (Euro)	6.8-7.35%	2005	**21,455**	92,308
Vendor financing (Japanese yen)	5.91%	2005	**3,755**	2,696
Total vendor financing			**26,980**	125,412
Promissory notes (Roubles)	13%	2005	**–**	413,712
Total short-term borrowings			**2,801,307**	1,640,368
Long-term borrowings				
Bank loans:				
Bank loans (Roubles)	7-14%	2005-2009	**3,578,169**	1,314,093
Bank loans (Euro)	6.5-9%	2005-2007	**178,586**	355,397
Total bank loans			**3,756,755**	1,669,490
Bonds (Roubles)	13.67%	2006	**1,000,000**	1,000,000
Vendor financing:				
Vendor financing (Roubles)	6-11%	2005-2006	**260,206**	52,112
Vendor financing (US Dollars)	6.5-8%	2005-2007	**105,707**	172,058
Vendor financing (Euro)	6.8-7.35%	2005-2006	**251,152**	206,334
Total vendor financing			**617,065**	430,504
Promissory notes (Roubles)	6%	2005-2006	**699,230**	–
Less: Current portion of long-term borrowings			**(1,816,704)**	(604,320)
Total long-term borrowings			**4,256,346**	2,495,674

As of December 31, 2004 short-term borrowings included interest payable in the amount of 171,477 (2003 – 182,697).

As of December 31, 2004 bank loans are secured by property, plant and equipment with the carrying value of approximately 8,918,000 (2003 – 5,361,000).

41

(in thousands rubles)

19. Borrowings (continued)

As of December 31, 2004, long-term borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2005	910,525	–	447,414	458,765	1,816,704
2006	269,116	1,000,000	165,980	240,465	1,675,561
2007	388,114	–	3,671	–	391,785
2008	709,000	–	–	–	709,000
2009	1,480,000	–	–	–	1,480,000
Total	**3,756,755**	**1,000,000**	**617,065**	**699,230**	**6,073,050**

The Company's borrowings are denominated in the following currencies:

Currency	2004	2003
Russian Roubles	**7,679,017**	3,672,196
US dollars	**571,651**	220,192
Euro	**619,935**	845,278
Japanese yen	**3,754**	2,696
Total	**8,874,357**	4,740,362

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-term Loans

Bank Loans

Most of short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

Sberbank

Short-term borrowings from Sberbank mostly represent rouble denominated loans received in 2003 - 2004. The agreements terminate in 2005. The loans attract interest at 10-13.5%. As of December 31, 2004, the outstanding amount was 889,886. The loans are collateralized with property, plant and equipment valued at 1,389,783

International Moscow Bank

In November 2003, the Company entered into a loan agreement with International Moscow Bank. The total amount of 500,623 was outstanding as of December 31, 2004. Interest is accrued at 11.25 - 12% per annum. The loan matures in February 2005. The loan is collateralized with property, plant and equipment valued at 2,253,578.

YL

(in thousands rubles)

19. Borrowings (continued)

Short-term Loans (continued)

Bank Loans (continued)

Borskiy Commercial Bank

In October 2004, the Company entered into a loan agreement with LLC Borskiy Commercial Bank. The total amount of 15,000 was outstanding as of December 31, 2004. Interest is accrued at 13% per annum. The loan matures in October 2005. The loan is collateralized with property, plant valued at 31,845.

Vneshtorbank

The Company's short-term borrowings from OJSC "Vneshtorgbank" are represented by promissory notes loans signed in 2004. Amount outstanding as of December 31, 2004 is 900,000. Loans terminate in 2005. Discount on these notes ranged from 10 to 11%. The loans are not secured.

Sarovbusinessbank

The Company's short-term borrowings from OJSC "Sarovbusinessbank" are represented by promissory notes loan repayable in 2005. Amount outstanding as of December 31, 2004 is 200,000. The loan attracts interest at 10% per annum. The loan is not secured.

Vendor Financing

Alkatel

In 2001-2004 the Company entered into several agreements with Alkatel under which Alcatel delivered and installed telecommunication equipment. The related liability is denominated in Euro and US dollar. Part of these loans bears interest at 3.5-6 % per annum. Non-interest bearing loans as at December 31, 2004 were reported at the present value of future payments under the agreements using a discount factor of 6.8%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods and denominated in Euro. The amount outstanding as of December 31, 2004 is 11,478.

IskraTel

In 2001-2002 the Company entered into agreements with IskraTel in the total amount of 3,057 thousand Euro. The agreements are non-interest bearing. The liability as of December 31, 2004 was reported at the present value of the future payments under the agreements using a discount factor of 7%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 is 16,389.

(in thousands rubles)

19. Borrowings (continued)

Short-term Loans (continued)

Vendor Financing (continued)

Huawei

In 2001-2004 the Company entered into several agreements with Huawei in the total amount of 11,783 thousand US dollar. These agreements are non-interest bearing. The agreements do not provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments under the agreements using a discount factor of 6.5% which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 is 9,789.

NPO ATS

In 2004 the Company entered into two agreements with NPO ATS denominated in USD for delivery of telecommunication equipment. The agreements do not provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments using a discount factor of 6.5%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 is 19,948.

Long-term Borrowings

Bank Loans

Sberbank

Long-term borrowings from Sberbank mostly represent rouble denominated loans received in 2003-2004. The agreements terminate on 2006-2008. The loans attract interest at 12-13.5%. As of December 31, 2004, the outstanding amount was 3,231,018. The loans are secured with property, plant and equipment valued at 6,194,611.

Vnesheconombank

In 1995-1996, the Ministry of Finance of the Russian Federation (hereinafter, "the Ministry") provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of Russian Federation. Liabilities are denominated in Euro. As of December 31, 2004, the outstanding amount was 310,335, including 112,274 of current portion and 168,291 of interest. The interest under these agreements is accrued at floating rate Plafond C, which in 2004 approximated 6.50 %, plus 2 % per annum. The loan is not secured.

AK Bars

In October 2003 the Company entered into a loan agreement with OJSC "AK Bars" totalling to 185,000. The loan attracts interest at 14% per annum. As of December 31, 2004, the outstanding amount was 124,958. This agreement terminates on October 2006. The loan is secured with property, plant and equipment valued at 421,164.

YY

(in thousands rubles)

19. Borrowings (continued)

Long-term Borrowings (continued)

Bank Loans (continued)

International Moscow Bank

In August 2004, the Company entered into a loan agreement with International Moscow Bank. The total amount of 39,508 was outstanding as of December 31, 2004. The loan attracts interest at 13.5% per annum. The loan matures in August 2006. The loan is secured with property, plant and equipment valued at 81,250.

Promissory Notes

Amdocs Billing Suite software was supplied in December 2004 by IBM Eastern Europe/Asia, in exchange for which the Company issued dollar denominated promissory notes in the amount of 721,394 of which 480,929 is due in 2005 and 240,465 is repayable in 2006.

Bonds

On February 2003, the Company registered the issue of 1,000,000 interest-bearing bonds, series VT-1, par value of 1,000 Roubles each. The bonds have 12 quarterly coupons. Coupon interest rate is set at 13.67% per annum. The bonds mature in 1,096 days from the date of issue.

The bonds provided put option which terminated on February 24, 2004. The bonds holders did not require the Company to redeem the bonds.

Vendor Financing

Alkatel

The Company's long-term liabilities to Alcatel Sel AG are represented by the amounts payable for the telecommunication equipment under contracts signed in 2004 and totalling to 267,621. The amounts payable under these agreements are denominated in Euro. The agreements bears an interest rate of 3.5%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Siemens AG

In 1997-2001 the Company entered into several agreements with Siemens AG totalling to 5,460 thousand Euro, under which Siemens AG delivered telecommunication equipment to the Company. The amounts payable under these agreements are denominated in Euro. The loans under the agreements attract interest at 6% per annum. Amount outstanding as of December 31, 2004 is 19,081.

(in thousands rubles)

19. Borrowings (continued)

Long-term Borrowings (continued)

Vendor Financing (continued)

BETO-Huawei

In 2004 the Company entered into several agreements with Beto-Huawei denominated in USD, under which it delivered telecommunication equipment to the Company. This agreement doesn't provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments using a discount factor of 6.5%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 was 141,259.

Metrosvyaz Limited

In April 1999 the Company entered into agreement with Metrosvyaz Limited totalling 3,370,000 USD under which Metrosvyaz Limited delivered telecommunication equipment to the Company. This agreement doesn't provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments using a discount factor of 11%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 was 99,262.

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2004 and 2003 are as follows:

	2004		2003	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**531,944**	**345,720**	510,111	321,109
2 to 5 years	**934,075**	**698,769**	717,399	520,394
Total minimum lease payments	**1,466,019**	**1,044,489**	1,227,510	841,503
Less amounts representing finance charges	**(421,530)**	–	(386,007)	–

Present value of minimum lease payments	**1,044,489**	**1,044,489**	841,503	841,503

47

(in thousands rubles)

20. Finance Lease Obligations (continued)

In 2004 and 2003, the Company's primary lessors were OJSC RTC-Leasing and LLC Promsvyazleasing. In 2004, the effective interest rate on lease liabilities ranged from 17.5% to 39% per annum (2003 - from 21% to 39%).

OJSC RTC-Leasing purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC RTC-Leasing as of December 31, 2004 amounted to 929,232 (2003 – 622,444).

OJSC RTC-Leasing is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2004 finance lease obligations denominated in foreign currency, mainly US dollars, amounted to 12,819 (2003 – 73,879).

21. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2004 and 2003, the Company's accounts payable and other current liabilities comprised the following:

	2004	**2003**
Accounts payable for capital investments	**1,266,486**	831,568
Advances received from subscribers	**501,773**	455,021
Trade accounts payable	**358,955**	194,394
Salaries and wages	**366,046**	314,291
Accounts payable on acquisition of subsidiaries	–	184,042
Other accounts payable	**99,193**	166,300
Total	**2,592,453**	2,145,616

59,128 and 20,571 included in trade payables as of December 31, 2004 and 2003, respectively, are denominated in foreign currency, mainly Euro.

22. Taxes Payable

As of December 31, 2004 and 2003, taxes payable comprised the following:

	2004	**2003**
Value-added tax	**565,540**	459,286
Profits tax	**114,098**	6,913
Property tax	**102,282**	44,763
Sales tax	**81**	41,339
Unified social tax	**45,789**	125,239
Other taxes	**17,260**	64,605
Total	**845,050**	742,145

98

(in thousands rubles)

22. Taxes Payable (continued)

Included in value added tax payable is the amount of 374,786 (2003 – 303,803), which represents deferred value added tax, that is only payable to the tax authorities when the underlying receivables are recovered or written off.

23. Pension Obligations

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees.

Defined contribution pension plans

For employees of certain branches, the Company provides post-employment benefits, which are classified as defined contribution pension plans. Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the plan.

Defined Benefit Pension Plans

Most employees are covered by defined benefit pension plan. The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which are currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement.

The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The Company also provides several long-term employee benefits such as a death-in-service benefit and lump-sum payment upon retirement of a defined benefit nature.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

During 2004 the Company made 99,296 of contributions under its defined contribution and defined benefit pension plans (2003 – 74,153) that were expensed.

(in thousands rubles)

24. Revenues

Revenue for the year ended December 31, 2004 and 2003 comprised the following:

By revenue types	2004	2003
Long distance telephone services – domestic	**6,189,303**	4,953,061
Long distance telephone services – international	**821,065**	764,346
Local telephone calls	**5,493,216**	4,267,093
Installation and connection fees	**1,487,088**	1,422,122
Documentary services	**60,778**	51,292
Cellular services	**2,723,029**	2,090,214
Radio and TV broadcasting	**508,474**	416,123
Data transfer and telematics services	**186,985**	177,574
New services	**759,419**	444,191
Rent of telephone channels	**280,632**	221,453
Revenues from national operators	**1,128,805**	746,352
Other telecommunications services	**670,883**	591,083
Other revenues	**656,866**	581,234
Total	**20,966,543**	16,726,138

The Company identifies revenue by the following major customer groups:

Customer groups	2004	2003
Residential customers	**11,289,593**	9,045,017
Corporate customers	**7,143,513**	5,609,109
Government customers	**1,567,158**	1,152,943
Tariff compensation from the state budget	**966,279**	919,069
Total	**20,966,543**	16,726,138

(in thousands rubles)

25. Other Operating Expenses, net

Other operating expenses, net for the year ended December 31, 2004 and 2003 comprised the following:

	2004	**2003**
Payments to Gossvyaznadzor	**(104,313)**	(56,311)
Fire and other security services	**(192,079)**	(146,085)
Business travel expenses and representation costs	**(54,737)**	(42,275)
Transportation services	**(29,550)**	(37,234)
Post services	**(11,570)**	(38,727)
Education expenses	**(43,725)**	(26,503)
Cost of goods sold	**(194,332)**	(256,300)
Rent of premises	**(179,934)**	(143,574)
Audit and consulting fees	**(84,432)**	(78,346)
Non-commercial partnership expenses (Note 33)	**(150,100)**	(135,804)
Advertising expenses	**(129,064)**	(105,775)
Insurance	**(85,048)**	(69,138)
Charitable contributions	**(81,994)**	(62,203)
Civil defence	**(26,822)**	(17,607)
Dealers commission fees	**(144,917)**	(82,517)
Bank services fees	**(47,574)**	(34,199)
Buildings maintenance	**(90,189)**	(55,364)
Auxiliary production services	**(30,243)**	(10,441)
Other expenses	**(329,521)**	(134,959)
Total	**(2,010,144)**	(1,533,362)

Other expenses include expenses related to research and advanced development, agent fees, fines and penalties, social expenditures, billing and cash collection from customers, cost of documentary, pay phone and other telecommunication services, representation expenses and other operating expenses.

26. Interest Expense, net

Interest expense, net for the year ended December 31, 2004 and 2003 comprised the following:

	2004	**2003**
Interest income	**9,825**	13,089
Interest expense	**(437,708)**	(266,282)
Interest expense accrued on finance leases	**(216,075)**	(145,318)
Total	**(643,958)**	(398,511)

(in thousands rubles)

27. Gain/ (Loss) from Sale of Subsidiaries, Associates and Other Investments

Gain/ (loss) from sale of subsidiaries, associates and other investments for the year ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Gain (Loss) on sale of investments (see also Notes 7 and 8)	**80,989**	(17,866)
Other gain (loss) on investments	**1,169**	(34,613)
Dividend income	**5,986**	6,354
Total	**88,144**	(46,125)

28. Income Tax

Income tax charge for the years ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Current income tax expense	**(1,145,707)**	(859,877)
Prior year income tax adjustments	**22,709**	(10,749)
Deferred income tax expense	**(44,259)**	(159,589)
Total income tax for the year	**(1,167,257)**	(1,030,215)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2004	2003
Profit before income tax and minority interest	**3,739,31'**	3,138,51
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**(897,436**	(753,243
Increase (decrease) resulting from the effect of:		
Prior-year income tax adjustments	**22,70**	(10,749
Non-taxable income	**43,52**	34,22
Other permanent differences	**(336,057**	(300,447
Total income tax charge for the year at the effective rate of 31% (2003 - 33%)	**(1,167,257**	(1,030,215

(in thousands rubles)

28. Income Tax (continued)

The composition of deferred income tax assets and liabilities as of December 31, 2004 and 2003 was as follows:

	2004	2003
Deferred tax assets:		
Accounts payable and accrued expenses	**72,948**	26,289
Accounts receivable	**181,183**	91,267
Loans and borrowings	**100,216**	76,343
Finance lease	–	19,786
Deferred tax asset, total	**354,347**	213,685
Deferred tax liabilities:		
Property, plant and equipment	**(1,333,734)**	(1,107,375)
Inventory	**(8,677)**	(7,622)
Investment valuation effect	**(5,505)**	(55,694)
Finance lease	**(3,220)**	–
Deferred income tax liability, total	**(1,351,136)**	(1,170,691)
The above differences resulted in:		
Deferred tax asset	**24,814**	54,104
Deferred tax liability	**(1,021,603)**	(1,011,110)

The movement in deferred tax asset for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Deferred tax asset, at January 1	**54,104**	1,088
Deferred tax income (expense)	**(29,290)**	(7,506)
Share in deferred income tax of acquired companies	–	60,522
Net deferred tax asset, at December 31	**24,814**	54,104

The movement in net deferred tax liability for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Deferred tax liability, net at January 1	**(1,011,110)**	(859,027)
Deferred tax income (expense)	**(14,969)**	(152,083)
Share in deferred income tax of acquired companies	–	–
Deferred tax liabilities of subsidiaries disposed	**4,476**	–
Net deferred tax asset (liability) at December 31	**(1,021,603)**	(1,011,110)

(in thousands rubles)

29. Earnings per Share

Basic earnings per share amounts are calculated by dividing the net income attributable to participating shareholders by the weighted average number of ordinary and preference shares in issue during the period.

	2004	2003
Weighted average number of preference shares outstanding (thousands)	**81,983**	81,983
Weighted average number of ordinary shares outstanding (thousands)	**245,970**	245,970
Weighted average number of ordinary and preference shares outstanding (thousands)	**327,953**	327,953
Net profit	**2,478,997**	1,997,029
Earning per share, (basic/diluted)	**7.56**	6.09

There are no dilutive instruments. Accordingly basic earnings per share equal the diluted earnings per share.

30. Dividends Declared and Proposed for Distribution

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

Dividends declared and approved during the year:

	2004	2003
Dividends on ordinary shares – 0.9186 Roubles per share (for 2003 – 0.7066 Roubles per share)	**225,948**	173,802
Dividends on preference shares – 2.4510 Roubles per share (for 2003 – 1.7954 Roubles per share)	**200,941**	147,193
Total	**426,889**	320,995

Dividends declared and approved subsequent to December 31, 2004 (See Note 35 "Subsequent events"):

Dividends on ordinary shares – 1.3779 Roubles per share	338,921
Dividends on preference shares – 2.5082 Roubles per share	205,631
Total	**544,552**

31. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariff policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As of December 31, 2004 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Company's tax, currency and customs positions will be sustained. The Company intends to defend its position on these issues. As at December 31, 2004 the financial statements do not contain adjustments which may become necessary because of these uncertainties and positions assumed by the Company.

In February 2005 tax authorities raised significant claim against one of the companies of OJSC "Svyazinvest" Group, as a result of tax examination of the company's operations for the years 2002-2003.

The Company does not expect similar claims since aforementioned company disagreed with the claim raised by tax authorities, brought the case before the court to contest tax authorities' claim, and estimated the probability of winning the claim as high. Additionally, the tax authorities carried out examination in other companies of the OJSC "Svyazinvest" Group for the same periods, and claims raised against them were insignificant.

(in thousands rubles)

31. Contingencies and Operating Risks (continued)

Insurance Coverage

During 2004, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect if the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations.

In July 2005 the Ministry of Finance of the Russian Federation filed a claim against the Company demanding immediate repayment of debts outstanding to Vnesheconombank as of July 12, 2005 in the amount of 228,972 (6,637 thousand euro).

In addition, during the year the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, except as described above, there are no current legal proceedings of other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2005 to 2012. The Company has renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

Guarantees Issued

The Company guaranteed credit line facilities provided by Sberbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment, as of December 31, 2004 (Note 20). The guarantees amounted to 1,308,567 (2003 – 1,236,657).

(in thousands rubles)

32. Commitments

Capital Investments

As of December 31, 2004 the Company has commitments of 109,794 for capital investments into modernization and expansion of its network.

33. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2004 are detailed below.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 51% of gross trade accounts receivable as of December 31, 2004 (2003 – 41%). Amounts outstanding from government subscribers, including debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of December 31, 2004 amounted to 1,242,742 (2003 – 745,511) (see Note 12).

OJSC Svyazinvest

The Company's parent entity - OJSC "Svyazinvest" - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC "Svyazinvest" and its subsidiary companies.

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

OJSC Svyazinvest (continued)

The Government's influence is not confined to its share holdings in OJSC "Svyazinvest". It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

In 2003 the Company repaid two loans to OJSC "Svyazinvest" in amount of 62,526. The Company did not receive or repaid any loans from its parent entity during 2004.

OJSC Rostelecom

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. Further, OJSC "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

Transactions undertaken by the Company with OJSC "Rostelecom" reported in the accompanying consolidated financial statements as at December 31, 2004 and 2003 and for the years then ended are presented in the following tables.

Sale of Services

During the year ended December 31, 2004 and 2003 the Company rendered significant amount of services to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2004	2003
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication service	Regulated tariff	**790,36**	192,09
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication service	Regulated tariff	**51,47**	–
CJSC Samara Telecom	Associate company	Telecommunication services, rent of premises	Arms' length terms	**33,37**	27,25
CJSC Sotel-NN	Associate company	Telecommunication services, rent of premises	Arms' length terms	**6,17**	3,45
CJSC Tsifrovye seti Udmurtii - 900	Associate company	Telecommunication services, rent of premises	Arms' length terms	**5,86**	11,25
CJSC Nizhegorodsky Radiotelephone	Associate company	Telecommunication services, transportation services	Arms' length terms	**4,40**	2,03
CJSC Chuvashia Mobile	Associate company	Telecommunication services, rent of premises	Arms' length terms	**4,16**	2,68

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Purchases

During the year ended December 31, 2004 and 2003 the following related parties rendered significant amount of services to the Company:

Related party	Relationship	Type of sales	Price determination method	2004	2003
CJSC Transsvyaz	Associate company	Construction works	Arms' length terms	**1,265**	5,889
CJSC Samara Telecom	Associate company	Telecommunication services, rent of premises	Arms' length terms	**6,474**	683
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	Regulated tariff	**1,905,380**	1,377,380
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication services	Regulated tariff	**48,830**	–

Balances with Related Parties

As of December 31, 2004 and 2003 significant balances with related parties were as follows:

Accounts receivable:

Related party	Relationship	Type of receivables	2004	2003
CJSC Samara Telecom	Associate company	Telecommunication services	**7,005**	1,218
CJSC Sotel-NN	Associate company	Telecommunication services, repair services, transportation services	**5,438**	787
CJSC Nizhegorodsky Radiotelephone	Associate company	Rent and transportation services	**4,507**	731
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication services	**2,953**	–
CJSC Chuvashia Mobile	Associate company	Telecommunication services, rent and transportation services	**1,549**	55
CJSC Rusleasingsvyaz	Controlled by OJSC Svyazinvest	Finance lease	**1,485**	–
CJSC Tsifrovye seti Udmurtii - 900	Associate company	Telecommunication services, other services	**792**	1,213

Accounts payable:

Related party	Relationship	Type of receivables	2004	2003
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	**110,9**	47,1
CJSC Rusleasingsvyaz	Controlled by OJSC Svyazinvest	Finance lease	**1,9**	1,6
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication services	**1,8**	–

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

Non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC Svyazinvest controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC "Svyazinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2004 amounted to 150,100 (2003 – 135,804).

NPF Telecom-Soyuz

The Company has a number of pension agreements with NPF Telecom-Soyuz (see Note 23 "Pension Plans and Employee Benefits"). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"). Payments from the Company to the Fund in 2004 amounted to 69,914 (2003 – 68,686).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totalling 27 and 23 persons as of December 31, 2004 and 2003, respectively. Total compensation to key management personnel included in "Wages, salaries, other employee benefits and payroll taxes" in the statement of operations amounted to approximately 64,000 and 27,000 for the years ended December 31, 2004 and 2003, respectively.

Compensation to key management personnel comprises of contractual salary, performance bonus depending on operating results and payments for non-government pension benefits.

34. Financial Instruments

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Management believes that the carrying values of monetary assets and liabilities approximate their fair values. Balance sheet items denominated in foreign currency have been translated into Roubles using the corresponding exchange rate prevailing at the reporting date.

Carrying value of cash and cash equivalents approximate their fair value due to their short-term character and minimal credit risks.

(in thousands rubles)

34. Financial Instruments (continued)

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk.

The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by state and other non-commercial organizations. Recovery of this debt is influenced by political and economic factors, however, management believes that as of December 31, 2004 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage credit risk the Company places cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 19, 20 and 21) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

For the period from January 1, 2003 to December 31, 2004 exchange rate of the Russian Ruble to US Dollar increased by approximately 13% and exchange rate of the Russian Ruble to Euro decreased by approximately 14%. Possible decrease in the exchange rate of the Russian Ruble will lead to an increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including funds required for refinancing of existing debt.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

(in thousands rubles)

34. Financial Instruments (continued)

Interest Rate Risk (continued)

The following table presents as of December 31, 2004 and 2003 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31, 2003:	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term obligations	1,498,821	–	–	1,498,821
Long-term obligations	461,486	2,375,407	42,688	2,879,581
Finance lease obligations	321,109	520,394	–	841,503
Floating rate				
Short-term obligations	141,547	–	–	141,547
Long-term obligations	142,834	77,579	–	220,413

As of December 31, 2004:	< 1 year	1–5 years	> 5 years	Total
Fixed rate				
Short-term obligations	**2,601,6(**	–	–	**2,601,6(**
Long-term obligations	**1,704,4:**	**3,206,2{**	**20,2{**	**4,931,0(**
Finance lease obligations	**345,7:**	**698,7(**	–	**1,044,4{**
Floating rate				
Short-term obligations	**199,7(**	–	–	**199,7(**
Long-term obligations	**112,2'**	**1,029,7'**	–	**1,142,0<**

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets.

35. Subsequent Events

Sale of investments

In March 2005 the Company sold its 16.9% share in CJSC "Samarasvyazinform" to a private individual for 21,773.

In March 2005 the Company disposed of its 32.4% share in OJSC "Telesot" for 14,404.

Purchase of CJSC "RTCOM"

On March 9, 2005 in accordance with the decision of the Board of Directors dated December 22, 2004 the Company acquired 100% stake in CJSC "RTCOM" (8,248 ordinary shares) for 10,000. The subsidiary was purchased for the purpose of rendering cellular services in Mordovia region as part of the Company's mobile business development program.

(in thousands rubles)

35. Subsequent Events (continued)

Purchase of share in OJSC "Svyazintek"

In accordance with the resolution of the extraordinary meeting of the Company's shareholders held on February 14, 2005 the Company acquired 13% of shares in OJSC "Svyazintek" for 19.5.

OJSC "Svyazintek" was established in 2005 for implementation of Amdocs billing software in the companies of OJSC "Svyazinvest" Group.

Purchase of LLC "Nizhegorodsky teleservice"

In July 2005 the Company acquired 100% stake in LLC "Nizhegorodsky teleservice" from LLC "Invekt" for 43,728. The purchase was approved by the Board of Directors in May 2005. The subsidiary provides data transmission and telematics services.

Loan agreements

During January-June 2005 the Company obtained new bank loans and issued promissory notes in total amount of 3,518,747 and repaid bank loans and promissory notes in amount of 2,584,978. New loans attract interest at 10-13.5% per annum.

Dividends

On June 28, 2005 the general meeting of the Company's shareholders approved dividends for 2004 in the amount of 2.5082 roubles per preference share and 1.3779 roubles per ordinary share. Total dividends declared amounted to 205,631 and 338,921 for preference and ordinary shares, respectively. Dividends for the year ended December 31, 2004, are payable during 2005 and will be accrued in the financial statements for the year ended December 31, 2005 (see also Note 30 "Dividends Declared and Proposed for Distribution").

Telecommunication Reform

In 2005, within the framework of government efforts to restructure the telecommunication industry (liberalization of the telecommunication market) the Company will be providing domestic and international long-distance communication services on the basis of restructured relations with OJSC Rostelecom. These relations will be regulated by an agreement to assist in provision of domestic and international long-distance communication services and an agreement on interconnection to telecommunications lines.

Under the assistance agreement, the Company will provide access to domestic and international long-distance communication services of OJSC "Rotelecom", keep records and rating of provided services and receive payments for them, and also claim accounts receivable. The Company's revenue under the assistance agreement will be formed by fees paid by OJSC Rostelecom.

Under the interconnection agreement, the Company will provide to OJSC Rostelecom traffic transmission services (call initiation and completion, traffic transit to/from interconnected operator networks).

The Company expects that the modified interaction framework will result in a decrease in both revenue and expenses, but the profit will remain at the previous level.

35. Subsequent Events (continued)

Unified Social Tax

Federal Law No. 70-FZ dated July 20, 2004 amended article 24 of the Tax Code of the Russian Federation stipulates the reduction of unified social tax rate effective from January 1, 2005.

The reduction of the unified social tax rate from 35.6% to 26% will lead to a decrease in the amount of the unified social tax, a decrease in operating expenses, and an increase in net profit of the Company.

12§3-2(b)

THE LIST OF AFFILIATED PERSONS AND ENTITIES
OF OPEN JOINT STOCK COMPANY
"VOLGATELECOM"

The issuer's code: 0 0 1 3 7 – A

As of 3 1 . 1 2 . 2 0 0 5

The issuer's location: **Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi**

The information contained in this list of affiliated persons and entities is subject to disclosure in accordance with legislation of Russian Federation on securities

The address of the web site in the Internet: http://www.vt.ru

First deputy to the General Director for economics and finances	(signature)	D.V. Pozdnyakov
Date " 23 " January 20 06	L.S.	

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *

The issuer's codes	
TIN	5260901817
NRN	1025203014781

I. The structure of affiliated persons and entities as of 31 12 2005

№	Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
1.	2.	3.	4.	5.	6.	7.
1.	***Omelchenko Sergey Valerievich***	***Nizhny Novgorod city***	***The person exercises the authority of the single executive body of the joint stock company*** ***The person is a member of the collegiate executive body of the joint stock company***	***26.04.2005*** ***15.07.2005***	---	---
2.	***Andreev Vladimir Alexandrovich***	***Samara city***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
3.	***Belyaev Konstantin Vladimirovich***	***Moscow***	***The person is a member of the Board of directors***	***28.06.2005***	---	---

			(supervisory council) of the joint stock company			
4.	***Bobin Maxim Victorovich***	***Mytishchy town of Moscow oblast***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
5.	***Bulancha Sergey Anatolievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
6.	***Grigorieva Alla Borisovna***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	***0,00061%***	---
7.	***Degtyarev Valeryi Victorovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
8.	***Kulikov Denis Victorovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
9.	***Kuznetsov Sergey Ivanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
10.	***Slizen Vitalyi Alexandrovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
11.	***Fedorov Oleg Romanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
12.	***Chernogorodskyi Sergey Valerievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
13.	***Astakhova Svetlana Leonidovna***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock***	***06.10.2005***	---	---

			company			
14.	***Ganeeva Alla Albertovna***	***Moscow***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
15.	***Dyakonov Mikhail Vasilievich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
16.	***Kirillov Alexander Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	***0,066805%***	***0,087573%***
17.	***Kormilitsyna Lyudmila Alexeevna***	***Moscow***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
18.	***Petrov Mikhail Victorovich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***06.10.2005***	---	---
19.	***Pozdnyakov Denis Vyacheslavovich***	***Saint-Petersburg***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
20.	***Popkov Nikolai Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
21.	***Open Joint Stock Company "Investment communication company"***	***Moscow, Pluyshchikha str., bld. 55, constr.2***	***The entity is entitled to dispose of more than 20% of the Company's voting shares*** ***The entity belongs to the same group of entities to which the joint stock company belongs***	***10.10.1995***	***38,0035%***	***50,6704%***
22.	***Closed Joint Stock Company "Commercial bank "C – Bank"***	***Izhevsk city, Lenin str., 6***	***The joint stock company is entitled to dispose of more than 20% of the total***	***01.12.2002***	***0,001439%***	***0,001919%***

			number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity			
23.	***Closed Joint Stock Company "Narodnyi telephone Saratov"***	***Saratov city, Kiselev str., 40***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
24.	***Closed Joint Stock Company "Nizhegorodskaya cellular communication"***	***Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***30.03.1995***	---	---
25.	***Closed Joint Stock Company "Nizhegorodskyi radiophone"***	***Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***26.08.1999***	---	---
26.	***Closed Joint Stock Company "Nizhegorodteleservice"***	***Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***26.02.1997***	---	---
27.	***Closed Joint Stock Company "Orenburg – GSM"***	***Orenburg city, Volodarsky str., 11***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the***	***01.12.2002***	---	---

			charter (reserve) capital of this entity			
28.	***Closed Joint Stock Company "Penza – Mobile"***	***Penza city, Kuprin str., 1/3***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
29.	***Closed Joint Stock Company "Samara – Telecom"***	***Samara city, Polevaya str., 43***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
30.	***Closed Joint Stock Company "Saratov – Mobile"***	***Saratov city, Kiselev str., 40***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
31.	***Closed Joint Stock Company "TeleSvyazInform"***	***Saransk town, Bolshevistskaya str., 13***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
32.	***Closed Joint Stock Company "Transsviyaz"***	***Nizhny Novgorod city, Chaadaev str., 2***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***03.06.1997***	---	---

33.	***Closed Joint Stock Company "Ulyanovsk – GSM"***	***Ulyanovsk city, L.Tolstoy str., 60***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
34.	***Closed Joint Stock Company "Chuvashiya Mobile"***	***Cheboksary town, K.Ivanov str., 83***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
35.	***Closed Joint Stock Company "Chery Page"***	***Cheboksary town, K.Ivanov str., 83***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
36.	***Limited Liability Company "Agrofirm "REANTA"***	***Yoshkar-Ola town, Chavaina blvd., 11 a***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
37.	***Limited Liability Company "Vyatka – Page"***	***610000, Kirov city, Drelevsky str., 43/1***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
38.	***Open Joint Stock Company "Informational commercial networks "OMRIX"***	***Orenburg city, Tereshkova str., 10***	***The joint stock company is entitled to dispose of more than 20% of the total***	***01.12.2002***	---	---

			number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity			
39.	*Open Joint Stock Company "TATINCOM – T"*	*The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*13.10.2003*	---	---
40.	*Closed Joint Stock Company "Ericsson svyaz"*	*603009, Nizhny Novgorod city, Gagarin avenue 37*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*25.05.1998*	---	---
41.	*Closed Joint Stock Company "Digital telecommunications"*	*Cheboksary town, Shumilov str., 20*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	*0,000558%*	---
42.	*Limited Liability Company "Izhcom"*	*Izhevsk city, Pushkinskaya str., 278*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
43.	*Closed Joint Stock Company "RTCOM"*	*430000, Saransk town, Kommunisticheskaya str.,54*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the charter capital of this*	*09.03.2005*	---	---

			entity			
44.	***Limited Liability Company "Nizhegorodskyi Teleservice"***	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***13.07.2005***	---	---
45.	***Open Joint Stock Company of DLD&ILD "Rostelecom"***	***127091, Moscow, Delegatskaya str., 5***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.05.1997***	---	---
46.	***Open Joint Stock Company "CenterTelecom"***	***141400, Moscow's oblast, Khimki town, Proletarskaya str., 23***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
47.	***Open Joint Stock Company "North Western Telecom"***	***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
48.	***Open Joint Stock Company "Southern Telecom Company"***	***350000, Krasnodar city, Karasunskaya str., 66***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
49.	***Open Joint Stock Company "Uralsvyazinform"***	***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
50.	***Open Joint Stock Company "SibirTelecom"***	***630099, Novosibirsk city, M.Gorky str., 53***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
51.	***Open Joint Stock Company "Dalsvyaz"***	***690950, Vladivostok city, Svetlanskaya str., 57***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
52.	***Open Joint Stock Company of communication and informatics of the Republic of Dagestan***	***367000, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---

53.	*Closed Joint Stock Company "Mobile telecommunications"*	*119121, Moscow, Pluyshchikha str.,55, bld., 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*15.09.1998*	---	---
54.	*Open Joint Stock Company "Central Telegraph"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.05.1997*	---	---
55.	*Open Joint Stock Company "Giprosvyaz"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.05.1997*	---	---
56.	*Limited Liability Company Private security business "Rostelecom-bezopasnost"*	*127486, Moscow, Deguninskaya str., 2, building 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2002*	---	---
57.	*Closed Joint Stock Company "RusLeasingSvyaz"*	*119991, GSP-1, Moscow, B-49,* *2-nd Spasonalivkovskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.05.1997*	---	---
58.	*Closed Joint Stock Company "Startcom"*	*117909, Moscow, GSP-1* *2-nd Spasonalivkovskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*20.08.1998*	---	---
59.	*Closed joint Stock Company "FK-Svyaz"*	*109316, Moscow, Volgogradskyi avenue 14*	*The entity belongs to the group of entities to which the joint stock company belongs*	*15.07.1998*	*0,000974%*	*0,001299%-*
60.	*Open Joint Stock Company "Kostromskaya city's telephone network"*	*156026, Kostroma town, Gagarin str., 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	*0,000305%*	*0,000407%*
61.	*Open Joint Stock Company "Moskovskaya city's telephone network"*	*103051, Moscow, Petrovskyi blvd., 12, bld.3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---
62.	*Closed Joint Stock Company "Insurance company of the trade union of communication industry*	*129278, Moscow, Pavel Korchagin str.*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

	employees "Costars"					
63.	*Affiliate closed joint stock company "Armavirskyi plant of communication"*	*352903, Krasnodar Territory, Armavir town, Urupskaya str.,1-a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---
64.	*Closed Joint Stock Company "Joint stock commercial industrial bank of communication facilities and informatics development "Pochtobank"*	*614096, Perm city, Lenin str., 68*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
65.	*Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"*	*656049, Barnaul town, Internatsionalnaya str.,74*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
66.	*Closed Joint Stock Company "Altel"*	*656099, Barnaul town, Lenin avenue, 54 Б*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
67.	*Closed Joint Stock Company "Baikalvestcom"*	*664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
68.	*Closed Joint Stock Company "Vestelcom"*	*127018, Moscow, Sushchevskyi val str., 26*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
69.	*Closed Joint Stock Company "Vladimir – Teleservice"*	*600017, Vladimir town, Gorokhovaya str., 20*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
70.	*Closed Joint Stock Company "Globalstar Space telecommunications"*	*147427, Moscow, Dubovaya Roshcha str., 25, bld. 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
71.	*Closed Joint Stock Company "Yeniseitelecom"*	*660017, Krasnoyarsk city, Mira avenue, 102*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
72.	*Limited Liability Company*	*Russia, Perm city, Lenin str.,*	*The entity belongs to the*			

	"Infinvest"	***68***	***group of entities to which the joint stock company belongs***	***1995***	---	---
73.	***Closed Joint Stock Company "SteC GSM"***	***650099, Kemerovo city, Sovetskyi avenue, 61***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2001***	---	---
74.	***Limited Liability Company "Novgorod Datacom"***	***173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., .22***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1997***	---	---
75.	***Limited Liability Company "Permtelecom"***	***614000, Perm city, Podlesnaya str., 45***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
76.	***Closed Joint Stock Company "Region-network"***	***630099, Novosibirsk city, Dobrolyubov str., 12***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1997***	---	---
77.	***Closed Joint Stock Company "Rostelegraph"***	***103375, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
78.	***Closed Joint Stock Company "RTK-Center"***	***107078, Moscow, Kalanchevskaya str., 15 a 5***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1996***	---	---
79.	***CJSC "Svyazinformcomplect"***	***454087, Chelyabinsk city, Darwin str., 4a***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1998***	---	---
80.	***Closed Joint Stock Company "Telebarents"***	***185014, Petrozavodsk town, Parkovaya str., 37***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1996***	---	---
81.	***Closed Joint Stock Company "Center of introduction of specialized systems"***	***454000, Chelyabinsk city, Kirov str., 161***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1998***	---	---

82.	*Non-government pension fund "Svyazist"*	*454000, Chelyabinsk city, Tsvilling str., 10*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
83.	*Open Joint Stock Company "NGTS-Page"*	*630078, Novosibirsk-78 town, Vystavochnaya str., 15/3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
84.	*Open Joint Stock Company "Regional informational networks"*	*630102, Novosibirsk city, Kirov str., 86, room 304 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
85.	*Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov*	*355035, Stavropol city, October Revolution avenue, 10/12*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
86.	*Open Joint Stock Company "Telecom" of Ryazan oblast*	*390006, Ryazan town, Svobody str., 36*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
87.	*Closed Joint Stock Company "AMT"*	*193167, Saint-Petersburg, Sinopskaya naberezhnaya, 14, room 201*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---
88.	*Limited Liability Company "Bona"*	*163061, Arkhangelsk town, Troitskyi avenue 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
89.	*Limited Liability Company "Vlad Page"*	*600017, Vladimir town, Gorky str., 42*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
90.	*Limited Liability Company "Vladimirskyi payphone"*	*620014, Vladimir town, Stroiteley avenue, 32 "A"*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
91.	*Limited Liability Company "Informteck"*	*98600, Ukraine, Crimea, Yalta town, Sokhan str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---

92.	*Limited Liability Company "MobilCom"*	*600017, Vladimir town, Mira str., 17*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---
93.	*Closed Joint Stock Company "Teleport Ivanovo"*	*153032, Ivanovo town, Tashkentskaya str., 90*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
94.	*Limited Liability Company "Pagetelecom"*	*162627, Vologda oblast, Cherepovets town, Stroiteley avenue, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
95.	*Limited Liability Company "Telecom-Stroi"*	*153017, Ivanovo town, 2-nd Minskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
96.	*Limited Liability Company "Telecom-Terminal"*	*153000, Ivanovo town, Lenin avenue, 13*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
97.	*Limited Liability Company "Ural Inform TV"*	*614060, Perm city, Krupskaya str., 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
98.	*Limited Liability Company "Factorial-99"*	*344082, Rostov-on-Don city, Bratskyi pereulok, 47*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
99.	*Non-commercial partnership "Center of investigation of telecommunications development problems"*	*119121, Moscow, Pluyshchikha str., 55/2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2002*	---	---
100.	*Limited Liability Company "Artelecom-service"*	*163071, Arkhangelsk town , Priorov proezd, 4*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---
101.	*Limited Liability Company "Svyaz-Service-Irga"*	*390046, RF, Ryazan town, Esenin str., 21*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
102.	*Open Joint Stock Company "*	*352840, Krasnodar*	*The entity belongs to the*			

	Health complex "Orbita"	*Territory, Tuapse district, village Olginka*	*group of entities to which the joint stock company belongs*	*2001*	---	---
103.	*Limited Liability Company Private security business "Zashchita"*	*400005, Volgograd city, Sovetskaya str., 47/1*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2001*	---	---
104.	*Limited Liability Company "Intmashservice"*	*400131, Volgograd city, Golubinskaya str., 8*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
105.	*Closed Joint Stock Company "Tsentel"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
106.	*Closed Joint Stock Company "Open communications"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2000*	---	---
107.	*Closed Joint Stock Company "Incom"*	*121021, Moscow, Zubovskyi blvd., 27/26, constr., 3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
108.	*Closed Joint Stock Company "Telecomcity"*	*103091, Moscow, Delegatskaya str., 5*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
109.	*Limited Liability Company "RTK- Siberia"*	*660100, Krasnoyarsk city, Marx str., 246*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2003*	---	---
110.	*Closed Joint Stock Company "Moscow's center of new telecommunication technologies"*	*121002, Moscow, Arbat str., 46*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2000*	---	---
111.	*Limited Liability Company "Holiday hotel "Malakhit"*	*334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
112.	*Limited Liability Company "South-Giprosvyaz"*	*350062, Krasnodar city, Gagarin str., 67*	*The entity belongs to the group of entities to which*	*2002*	---	---

			the joint stock company belongs			
113.	***Limited Liability Company "SvyazProektService"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2000***	---	---
114.	***Limited Liability Company "Giprosvyaz-Consulting"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2001***	---	---
115.	***Closed Joint Stock Company "CenterTelecom Service of Moscow oblast"***	***115446, Moscow, Kolomenskyi proezd, 1-a***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
116.	***Closed Joint Stock Company "CenterTelecom Service"***	***141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
117.	***Open Joint Stock Company "Russian telecommunications network"***	***101000, Moscow, Maroseika str., 2/15***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2004***	---	---
118.	***Open Joint Stock Company "Joint stock company of telephone communication development "Mobiltelecom"***	***670000, Ulan-Ude town, Sukhe-Bator str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2004***	--	---
119.	***Limited Liability Company "RSU-Telecom"***	***198095, Saint-Petersburg, Stachek blvd., 18, constr., 2, letter Б***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
120.	***Limited Liability Company "RPK Svyazist"***	***Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
121.	***Closed Joint Stock Company "IK "Svyaz"***	***Komi Republic, Syktyvkar town, Lenin str., 60***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2004***	---	---
122.	***Limited Liability Company "Giprosvyaz-Siberia"***	***630099, Novosibirsk city, Gorky str., 53***	***The entity belongs to the group of entities to which the joint stock company***	***2004***	---	---

			belongs			
123.	***Limited Liability Company "Cablevideo"***	***Russia, Komi Republic, Syktyvkar town, Kuratov str., 85***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2004***	---	---
124.	***Limited Liability Company "STC-Finance"***	***350000, Krasnodar city, Karasunskaya str., 66***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
125.	***Closed Joint Stock Company "Chita NET"***	***672090, Chita town, Tchaikovsky str., 22***	***The entity belongs to the group of entities to which the joint stock company belongs***	***25.08.2004***	---	---
126.	***Limited Liability Company "Parma Paging"***	***Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31***	***The entity belongs to the group of entities to which the joint stock company belongs***	***16.07.2004***	---	---
127.	***Limited Liability Company "TO Aktsept"***	***350020, Krasnodar city, Kommunarov str., 235***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.09.2004***	---	---
128.	***Limited Liability Company "Twer-Telecom"***	***170000, Twer town, Novotorzhskaya str., 24***	***The entity belongs to the group of entities to which the joint stock company belongs***	***31.12.2004***	---	---
129.	***Limited Liability Company "NWT-Finance"***	***191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422***	***The entity belongs to the group of entities to which the joint stock company belongs***	***11.10.2004***	---	---
130.	***Open Joint Stock Company "Aerocom"***	***125190, Moscow, Leningradskyi avenue, 80, constr., 32***	***The entity belongs to the group of entities to which the joint stock company belongs***	***03.11.2004***	---	---
131.	***Closed Joint Stock Company TRC "Photon"***	***350001, Krasnodar city, Zheleznodorozhnaya str., 30***	***The entity belongs to the group of entities to which the joint stock company belongs***	***01.10.2004***	---	---
132.	***Closed Joint Stock Company "Telephone company – Ural"***	***620134, Ekaterinburg city, Druzhininskaya str., 48 a***	***The entity belongs to the group of entities to which the joint stock company***	***1996***	---	---

			belongs			
133.	***Limited Liability Company "Novgorod Datacom"***	***174126, Novgorodskaya oblast, settlement Pankovka, Industrialnaya str., 22***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2005***	---	---
134.	***Limited Liability Company "Giprosvyaz – North – West"***	***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2005***	---	---
135.	***Closed Joint Stock Company "Association Channel TV"***	***454126, Chelyabinsk city, Vitebskaya street, 4***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
136.	***Limited Liability Company "Wireless informational technologies"***	***109004, Moscow, Verhnyaya Krasnoselskaya street, 9***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
137.	***Closed Joint Stock Company "Integrator. ru"***	***123001, Moscow, Bolshoi Kozikhinskyi pereulok, 22, constr. 1***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
138.	***Open Joint Stock Company "Information technologies of communication" ("Svyazintek")***	***119121, Moscow, Pluyshchikha str., 55, constr.2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
139.	***Open Joint Stock Company "National payphone network"***	***119121, Moscow, Pluyshchikha str., 55, constr., 22***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.09.2005***	---	---
140.	***Closed Joint Stock Company "Sakhalinugol-Telecom"***	***693000, Yuzhno-Sakhalinsk town, Karl Marx str., 32***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.09.2005***	---	---

II. Changes that occurred in the list of affiliated persons and entities for the period

from 0 1 . 1 0 . 2 0 0 5 **to** 3 1 . 1 2 . 2 0 0 5

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
1.	*Change of the structure of the company's Management board based on the resolution of the Board of directors.*	*03.10.2005*	*03.10.2005*

1. Content of data about affiliated person/entity prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Grigorieva Lyubov	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	*0,0002 %*	*0,0002 %*

Ivanovna					

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Sipatova Taisiya Mikhailovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Astakhova Svetlana Leonidovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*06.10.2005*	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*06.10.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
2.	*The change of the Company's participation share in the charter capital of the affiliated entity*	*17.10.2005*	*17.10.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7

Limited Liability Company "Vyatka-Page"	*610000, Kirov city, Drelevsky str., 43/1*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Vyatka-Page"	*RF, 610000, Kirov city, Drelevsky str., 43/1*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
3.	*The entity ceased to be the company's affiliate*	*01.07.2005*	*08.12.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "BCHET"	*Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitsky str., 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Ermak RMS"	***Tyumen** oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiysk town, Mira str., 4*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "South-Ural cellular telephone"	*454899, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "TyumenRuscom"	*625048, Tyumen town, Malygin str., 56*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Uralcom"	*614060, Perm city, Krupskaya str., 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
4.	*The entity is the company's affiliate*	*30.09.2005*	*08.12.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "National payphone network"	*119121, Moscow, Plyushchikha str., 55, constr., 22*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.09.2005*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Sakhalinugol-Telecom"	*693000, Yuzhno-Sakhalinsk town, Karl Marx str., 32*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.09.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
5.	*The change of form of incorporation of the affiliate*	*30.09.2005*	*08.12.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "AMT"	*193167, Saint Petersburg, Sinopskaya naberezhnaya, 14, room. 201*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "AMT"	*193167, Saint Petersburg, Sinopskaya naberezhnaya, 14, room. 201*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Teleport Ivanovo"	*153032, Ivanovo town, Tashkentskaya str., 90*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1994*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Teleport Ivanovo"	*153032, Ivanovo town, Tashkentskaya str., 90*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1994*	---	---

1253-2(6)

THE LIST OF AFFILIATED PERSONS AND ENTITIES OF OPEN JOINT STOCK COMPANY "VOLGATELECOM"

The issuer's code: 0 0 1 3 7 – A

As of 30 09 2005

The issuer's location: **Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi**

The information contained in this list of affiliated persons and entities is subject to disclosure in accordance with legislation of Russian Federation on securities

The address of the web site in the Internet: **www.vt.ru**

First Deputy to the General Director for economics and finances of OJSC "VolgaTelecom"	D.V. Pozdnyakov

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

RECEIVED
2006 JUN -8 P 12: -1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The issuer's codes	
TIN	5260901817
NRN	1025203014781

I. The structure of affiliated persons and entities as of 30 09 2005

№	Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
1.	2.	3.	4.	5.	6.	7.
1.	***Omelchenko Sergey Valerievich***	***Samara city***	***The person exercises the authority of the single executive body of the joint stock company*** ***The person is a member of the collegiate executive body of the joint stock company***	***26.04.2005*** ***15.07.2005***	---	---
2.	***Andreev Vladimir Alexandrovich***	***Samara city***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
3.	***Belyaev Konstantin Vladimirovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
4.	***Bobin Maxim Victorovich***	***Mytishchy town of Moscow oblast***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
5.	***Bulancha Sergey Anatolievich***	***Moscow***	***The person is a member of the Board of directors***	***28.06.2005***	---	---

			(supervisory council) of the joint stock company			
6.	***Grigorieva Alla Borisovna***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	***0.00061%***	---
7.	***Degtyarev Valeryi Victorovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
8.	***Kulikov Denis Victorovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
9.	***Kuznetsov Sergey Ivanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
10.	***Slizen Vitalyi Alexandrovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
11.	***Fedorov Oleg Romanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
12.	***Chernogorodskyi Sergey Valerievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
13.	***Ganeeva Alla Albertovna***	***Moscow***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
14.	***Grigorieva Lyubov Ivanovna***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	***0,000154%***	***0,000206%***
15.	***Dyakonov Mikhail Vasilievich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock***	***15.07.2005***	---	---

			company			
16.	***Kirillov Alexander Ivanovich***	***Yoshkar-Ola town***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	***0,066805%***	***0,087573%***
17.	***Kormilitsyna Lyudmila Alexeevna***	***Moscow***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
18.	***Pozdnyakov Denis Vyacheslavovich***	***Saint-Petersburg***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
19.	***Popkov Nikolai Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
20.	***Sipatova Taisiya Mikhailovna***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
21.	***Open Joint Stock Company "Investment communication company"***	***Moscow, Pluyshchikha str., bld. 55, constr.2***	***The entity is entitled to dispose of more than 20% of the Company's voting shares*** ***The entity belongs to the same group of entities to which the joint stock company belongs***	***10.10.1995***	***38,0035%***	***50,6704%***
22.	***Closed Joint Stock Company "Commercial bank "C – Bank"***	***Izhevsk city, Lenin str., 6***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	***0,001439%***	***0,001919%***
23.	***Closed Joint Stock Company "Narodnyi telephone Saratov"***	***Saratov city, Kiselev str., 40***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at***	***01.12.2002***	---	---

			the stocks (investments, shares) making up the charter (reserve) capital of this entity			
24.	***Closed Joint Stock Company "Nizhegorodskaya cellular communication"***	***Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	*30.03.1995*	---	---
25.	***Closed Joint Stock Company "Nizhegorodskyi radiophone"***	***Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	*26.08.1999*	---	---
26.	***Closed Joint Stock Company "Nizhegorodteleservice"***	***Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	*26.02.1997*	---	---
27.	***Closed Joint Stock Company "Orenburg – GSM"***	***Orenburg city, Volodarsky str., 11***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	*01.12.2002*	---	---
28.	***Closed Joint Stock Company "Penza – Mobile"***	***Penza city, Kuprin str., 1/3***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of***	*01.12.2002*	---	---

			this entity			
29.	***Closed Joint Stock Company "Samara – Telecom"***	***Samara city, Polevaya str., 43***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
30.	***Closed Joint Stock Company "Saratov – Mobile"***	***Saratov city, Kiselev str., 40***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
31.	***Closed Joint Stock Company "TeleSvyazInform"***	***Saransk town, Bolshevistskaya str., 13***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
32.	***Closed Joint Stock Company "Transsviyaz"***	***Nizhny Novgorod city, Chaadaev str., 2***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***03.06.1997***	---	---
33.	***Closed Joint Stock Company "Ulyanovsk – GSM"***	***Ulyanovsk city, L.Tolstoy str., 60***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
34.	***Closed Joint Stock Company***	***Cheboksary town, K.Ivanov***	***The joint stock company is***			

	"Chuvashiya Mobile"	***str., 83***	***entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
35.	***Closed Joint Stock Company "Chery Page"***	***Cheboksary town, K.Ivanov str., 83***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
36.	***Limited Liability Company "Agrofirm "REANTA"***	***Yoshkar-Ola town, Chavaina blvd. 11 a***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
37.	***Limited Liability Company "Vyatka – Page"***	***610000, Kirov city, Drelevsky str., 43/1***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
38.	***Open Joint Stock Company "Informational commercial networks "OMRIX"***	***Orenburg city, Tereshkova str., 10***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
39.	***Open Joint Stock Company "TATINCOM – T"***	***The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at***	***13.10.2003***	---	---

			the stocks (investments, shares) making up the charter (reserve) capital of this entity			
40.	***Closed Joint Stock Company "Eriksson svyaz"***	***603009, Nizhny Novgorod city, Gagarin avenue 37***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***25.05.1998***	---	---
41.	***Closed Joint Stock Company "Digital telecommunications"***	***Cheboksary town, Shumilov str., 20***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	***0,000558%***	---
42.	***Limited Liability Company "Izhcom"***	***Izhevsk city, Pushkinskaya str., 278***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
43.	***Closed Joint Stock Company "RTCOM"***	***430000, Saransk town, Kommunisticheskaya str.,54***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***09.03.2005***	---	---
44.	***Limited Liability Company "Nizhegorodskyi Teleservice"***	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of***	***13.07.2005***	---	---

			this entity			
45.	***Open Joint Stock Company of DLD&ILD "Rostelecom"***	***127091, Moscow city, Delegatskaya str., 5***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.05.1997***	---	---
46.	***Open Joint Stock Company "CenterTelecom"***	***141400, Moscow's oblast, Khimki town, Proletarskaya str., 23***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
47.	***Open Joint Stock Company "North Western Telecom"***	***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
48.	***Open Joint Stock Company "Southern Telecom Company"***	***350000, Krasnodar city, Karasunskaya str., 66***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
49.	***Open Joint Stock Company "Uralsvyazinform"***	***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
50.	***Open Joint Stock Company "SibirTelecom"***	***630099, Novosibirsk city, M.Gorky str., 53***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
51.	***Open Joint Stock Company "Dalsvyaz"***	***690950, Vladivostok city, Svetlanskaya str., 57***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
52.	***Open Joint Stock Company of communication and informatics of the Republic of Dagestan***	***367000, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
53.	***Closed Joint Stock Company "Mobile telecommunications"***	***119121, Moscow, Pluyshchikha str.,55, bld., 2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***15.09.1998***	---	---
54.	***Open Joint Stock Company "Central Telegraph"***	***125375, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.05.1997***	---	---

55.	*Open Joint Stock Company "Giprosvyaz"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.05.1997*	---	---
56.	*Limited Liability Company Private security business "Rostelecom-bezopasnost"*	*127486, Moscow, Deguninskaya str., 2, building 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2002*	---	---
57.	*Closed Joint Stock Company "RusLeasingSvyaz"*	*119991, GSP-1, Moscow, B-49, 2-nd Spasonalivskoy pereulok, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.05.1997*	---	---
58.	*Closed Joint Stock Company "Startcom"*	*117909, Moscow, GSP-1, 2-nd Spasonalivskoy pereulok, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*20.08.1998*	---	---
59.	*Closed joint Stock Company "FK-Svyaz"*	*109316, Moscow, Volgogradskyi avenue 14*	*The entity belongs to the group of entities to which the joint stock company belongs*	*15.07.1998*	*0,000974%*	*0,001299%-*
60.	*Open Joint Stock Company "Kostromskaya city's telephone network"*	*156026, Kostroma town, Gagarin str., 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	*0,000305%*	*0.000407%*
61.	*Open Joint Stock Company "Moskovskaya city's telephone network"*	*103051, Moscow, Petrovskyi blvd., 12, bld.3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---
62.	*Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"*	*129278, Moscow, Pavel Korchagin str.*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
63.	*Affiliate closed joint stock company "Armavirskyi plant of communication"*	*352903, Krasnodar Territory, Armavir town, Urupskaya str.,1-a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---
64.	*Closed Joint Stock Company*	*614096, Perm city, Lenin*	*The entity belongs to the*			

	"Joint stock commercial industrial bank of communication facilities and informatics development "Pochtobank"	***str., 68***	***group of entities to which the joint stock company belongs***	***1995***	---	---
65.	***Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"***	***656049, Barnaul town, Internatsionalnaya str.,74***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
66.	***Closed Joint Stock Company "Altel"***	***656099, Barnaul town, Lenin avenue, 54 Б***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
67.	***Closed Joint Stock Company "Baikalvestcom"***	***664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
68.	***Closed Joint Stock Company "Vestelcom"***	***127018, Moscow, Sushchevskyi val str., 26***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
69.	***Closed Joint Stock Company "Vladimir – Teleservice"***	***600017, Vladimir town, Gorokhovaya str., 20***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
70.	***Closed Joint Stock Company "BCHET"***	***Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitsky str., 6***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
71.	***Closed Joint Stock Company "Globestar space telecommunications"***	***147427, Moscow, Dubovaya Roshcha str., 25, bld. 2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1997***	---	---
72.	***Closed Joint Stock Company "Yeniseitelecom"***	***660017, Krasnoyarsk city, Mira avenue, 102***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
73.	***Closed Joint Stock Company "Ermak RMS"***	***Tyumen oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiysk town, Mira str., 4***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
74.	***Limited Liability Company***	***Russia, Perm city, Lenin str.,***	***The entity belongs to the***			

	"Infinvest"	*68*	*group of entities to which the joint stock company belongs*	*1995*	---	---
75.	*Closed Joint Stock Company "SteC GSM"*	*650099, Kemerovo city, Sovetskyi avenue, 61*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2001*	---	---
76.	*Limited Liability Company "Novgorod Datacom"*	*173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., .22*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
77.	*Limited Liability Company "Permtelecom"*	*614000, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
78.	*Closed Joint Stock Company "Region-network"*	*630099, Novosibirsk city, Dobrolyubov str., 12*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
79.	*Closed Joint Stock Company "Rostelegraph"*	*103375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
80.	*Closed Joint Stock Company "RTK-Center"*	*107078, Moscow, Kalancheevskaya str., 15 a 5*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
81.	*CJSC "Svyazinformcomplect"*	*454087, Chelyabinsk city, Darvin str., 4a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
82.	*Closed Joint Stock Company "Telebarents"*	*185014, Petrozavodsk town, Parkovaya str., 37*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
83.	*Closed Joint Stock Company "Center for introduction of specialized systems"*	*454000, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
84.	*Closed Joint Stock Company "South-Ural cellular*	*454899, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which*	*1995*	---	---

	telephone"		*the joint stock company belongs*			
85.	*Limited Liability Company " TyumenRuscom"*	*625048 Tyumen town, Malygin str., 56*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
86.	*Non-government pension fund "Svyazist"*	*454000, Chelyabinsk city, Tsvilling str., 10*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
87.	*Open Joint Stock Company "NGTS-Page"*	*630078, Novosibirsk-78 town, Vystavochnaya str., 15/3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
88.	*Open Joint Stock Company "Regional informational networks"*	*630102, Novosibirsk city, Kirov str., 86, room 304 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
89.	*Open Joint Stock Company "Stavtelecom" after V.I.Kuzminov*	*355035, Stavropol city, October Revolution avenue, 10/12*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
90.	*Open Joint Stock Company "Telecom" of Ryazan oblast*	*390006, Ryazan town, Svobody str., 36*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
91.	*Limited Liability Company "AMT"*	*193167, Saint-Petersburg, Sinopskaya naberezhnaya, 14, room 201*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---
92.	*Limited Liability Company "Bona"*	*163061, Arkhangelsk town, Troitskyi avenue 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
93.	*Limited Liability Company "Vlad Page"*	*600017, Vladimir town, Gorky str., 42*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
94.	*Limited Liability Company*	*620014, Vladimir town,*	*The entity belongs to the*			

	"Vladimirskyi payphone"	*Stroiteley avenue, 32 "A"*	*group of entities to which the joint stock company belongs*	*1995*	---	---
95.	*Limited Liability Company "Informteck"*	*98600, Ukraine, Crimea, Yalta town, Sokhan str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
96.	*Limited Liability Company "MobilCom"*	*600017, Vladimir town, Mira str., 17*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---
97.	*Limited Liability Company "Teleport Ivanovo"*	*153032, Ivanovo town, Tashkentskaya str., 90*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
98.	*Limited Liability Company "Pagetelecom"*	*162627, Vologda oblast, Cherepovets town, Stroiteley avenue, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
99.	*Limited Liability Company "Uralcom"*	*614060, Perm city, Krupskaya str., 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
100.	*Limited Liability Company "Telecom-Stroi"*	*153017, Ivanovo town, 2-nd Minskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
101.	*Limited Liability Company "Telecom-Terminal"*	*153000, Ivanovo town, Lenin avenue, 13*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
102.	*Limited Liability Company "Ural Inform TV"*	*614060, Perm city, Krupskaya str., 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
103.	*Limited Liability Company "Factorial-99"*	*344082, Rostov-on-Don city, Bratskyi pereulok, 47*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
104.	*Non-commercial partnership "Center of investigation of*	*119121, Moscow, Pluyshchikha str., 55/2*	*The entity belongs to the group of entities to which*	*2002*	---	---

	telecommunications development problems"		*the joint stock company belongs*			
105.	***Limited Liability Company "Artelecom-service"***	***163071, Arkhangelsk town , Priorov proezd, 4***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1999***	---	---
106.	***Limited Liability Company "Svyaz-Service-Irga"***	***390046, RF, Ryazan town, Esenin str., 21***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
107.	***Open Joint Stock Company " Health complex "Orbita"***	***352840, Krasnodar Territory, Tuapse district, village Olginka***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2001***	---	---
108.	***Limited Liability Company Private security enterprise "Zashchita"***	***400005, Volgograd city, Sovetskaya str., 47/1***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2001***	---	---
109.	***Limited Liability Company "Intmashservice"***	***400131, Volgograd city, Golubinskaya str., 8***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1997***	---	---
110.	***Closed Joint Stock Company "Tsentel"***	***125375, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1998***	---	---
111.	***Closed Joint Stock Company "Open communications"***	***125375, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2000***	---	---
112.	***Closed Joint Stock Company "Incom"***	***121021, Moscow, Zubovskyi blvd., 27/26, constr., 3***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
113.	***Closed Joint Stock Company "Telecomcity"***	***103091, Moscow, Delegatskaya str., 5***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1997***	---	---
114.	***Limited Liability Company "RTK- Siberia"***	***660100, Krasnoyarsk city, Marx str., 246***	***The entity belongs to the group of entities to which the joint stock company***	***2003***	---	---

			belongs			
115.	***Closed Joint Stock Company "Moscow's center of new telecommunication technologies"***	***121002, Moscow, Arbat str., 46***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2000***	---	---
116.	***Limited Liability Company "Holiday hotel "Malakhit"***	***334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
117.	***Limited Liability Company "South-Giprosvyaz"***	***350062, Krasnodar city, Gagarin str., 67***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2002***	---	---
118.	***Limited Liability Company "SvyazProektService"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2000***	---	---
119.	***Limited Liability Company "Giprosvyaz-Consulting"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2001***	---	---
120.	***Closed Joint Stock Company "CenterTelecom Service of Moscow oblast"***	***115446, Moscow, Kolomenskyi proezd, 1-a***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
121.	***Closed Joint Stock Company "CenterTelecom Service"***	***141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
122.	***Open Joint Stock Company "Russia's telecommunications network"***	***101000, Moscow, Maroseika str., 2/15***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2004***	---	---
123.	***Open Joint Stock Company "Joint stock company of telephone communication development "Mobiltelecom"***	***670000, Ulan-Ude town, Sukhe-Bator str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2004***	--	---
124.	***Limited Liability Company "RSU-Telecom"***	***198095, Saint-Petersburg, Stachek blvd., 18, constr., 2, letter Б***	***The entity belongs to the group of entities to which the joint stock company***	***2003***	---	---

			belongs			
125.	***Limited Liability Company "RPK Svyazist"***	***Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
126.	***Closed Joint Stock Company "IK "Svyaz"***	***Komi Republic, Syktyvkar town, Lenin str., 60***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2004***	---	---
127.	***Limited Liability Company "Giprosvyaz-Siberia"***	***630099, Novosibirsk city, Gorky str., 53***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2004***	---	---
128.	***Limited Liability Company "Cablevideo"***	***Russia, Komi Republic, Syktyvkar town, Kuratov str., 85***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2004***	---	---
129.	***Limited Liability Company "STC-Finance"***	***350000, Krasnodar city, Karasunskaya str., 66***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
130.	***Closed Joint Stock Company "Chita NET"***	***672090, Chita town, Tchaikovsky str., 22***	***The entity belongs to the group of entities to which the joint stock company belongs***	***25.08.2004***	---	---
131.	***Limited Liability Company "Parma Paging"***	***Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31***	***The entity belongs to the group of entities to which the joint stock company belongs***	***16.07.2004***	---	---
132.	***Limited Liability Company "TO Aktsept"***	***350020, Krasnodar city, Kommunarov str., 235***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.09.2004***	---	---
133.	***Limited Liability Company "Twer-Telecom"***	***170000, Twer town, Novotorzhskaya str., 24***	***The entity belongs to the group of entities to which the joint stock company belongs***	***31.12.2004***	---	---
134.	***Limited Liability Company***	***191186, Saint-Petersburg,***	***The entity belongs to the***		---	---

	"NWT-Finance"	***Bolshaya Morskaya str., 26, office 422***	***group of entities to which the joint stock company belongs***	***11.10.2004***		
135.	***Open Joint Stock Company "Aerocom"***	***125190, Moscow, Leningradskyi avenue, 80, constr., 32***	***The entity belongs to the group of entities to which the joint stock company belongs***	***03.11.2004***	---	---
136.	***Closed Joint Stock Company TRC "Photon"***	***350001, Krasnodar city, Zheleznodorozhnaya str., 30***	***The entity belongs to the group of entities to which the joint stock company belongs***	***01.10.2004***	---	---
137.	***Closed Joint Stock Company "Telephone company – Ural"***	***620134, Ekaterinburg city, Druzhininskaya str., 48 a***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1996***	---	---
138.	***Limited Liability Company "Novgorod Datacom"***	***174126, Novgorodskaya oblast, settlement Pankovka, Industrialnaya str., 22***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2005***	---	---
139.	***Limited Liability Company "Giprosvyaz – North – West"***	***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2005***	---	---
140.	***Closed Joint Stock Company "Association Channel TV"***	***454126, Chelyabinsk city, Vityebskaya street, 4***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
141.	***Limited Liability Company "Wireless informational technologies"***	***109004, Moscow, Verhnyaya Krasnoselskaya street, 9***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
142.	***Closed Joint Stock Company "Integrator. ru"***	***123001, Moscow, Bolshoi Kozikhinskyi pereulok, 22, constr. 1***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
143.	***Open Joint Stock Company "Information technologies of communication" ("Svyazintek")***	***119121, Moscow, Pluyshchikha str.,, 55, constr.2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---

II. Changes that occurred in the list of affiliated persons and entities for the period

From 01 07 2005 till 30 09 2005

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
1.	*Occurrence of affiliation ground due to acquisition of 100% share in the charter capital of LLC "Nizhegorodskyi teleservice".*	*13.07.2005*	*15.07.2005*

Content of data about affiliated person/entity prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Nizhegorodskyi teleservice"	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*13.07.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
2.	*Termination of powers of the members of the Company's Management board, Formation of new structure of the Management board basing on the resolution of the Board of directors.*	*15.07.2005*	*15.07.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Samara city*	*The person is a member of the collegiate executive body of the joint stock company*	*26.04.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Samara city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Grigorieva Lyubov Ivanovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,0002 %*	*0,0002 %*

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Grigorieva Lyubov Ivanovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	*0,0002 %*	*0,0002 %*

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kirillov Alexander Ivanovich	*Yoshkar-Ola town*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,0668 %*	*0,0876 %*

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kirillov Alexander Ivanovich	*Yoshkar-Ola town*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	*0,0668 %*	*0,0876 %*

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
		The person is a member of the			

Kormilitsyna Lyudmila Alexeevna	*Moscow*	*collegiate executive body of the joint stock company*	*15.07.2005*	---	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Popkov Nikolai Ivanovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Popkov Nikolai Ivanovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4			
Sipatova Taisiya Mikhailovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Sipatova Taisiya Mikhailovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Evdokimov Oleg Lvovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,0002 %*	*0,0001 %*

Content of data about affiliated person/entity after the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
---	---	---	---	---	---

9. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Elkin Sergey Leonidovich	*Samara city*	*The person is a member of the collegiate executive body of the*	*20.07.2004*	*0,0476 %*	*0,0564 %*

		joint stock company			

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

10. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Korolkov Oleg Animpadistovich	*Saratov city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,1026 %*	*0,1236 %*

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

11. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

12. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Sklyarov Ivan Petrovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,0010 %*	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

13. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Shchukina Elvira Konstantinovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

---	---	---	---	---	---

14. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Pozdnyakov Denis Vyacheslavovich	*Saint Petersburg*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

15. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ganeeva Alla Albertovna	*Moscow*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
3.	*Non-commercial organization, non-government pension fund "Doveriye" ceased to be affiliated entity due to reduction of the Company's share in the charter capital of the fund*	*28.03.2003*	*30.09.2005*

Content of data about affiliated person/entity prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Non-commercial organization, non-government pension fund "Doveriye"	*Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

1283-2(b)

THE LIST OF AFFILIATED PERSONS/ ENTITIES

Open Joint Stock Company "VolgaTelecom"
(The issuer's code: 00137-A)

30.06.2005

First Deputy to the General Director for economics and finances of OJSC "VolgaTelecom"
D.V. Pozdnyakov

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород

The list of affiliated persons/entities

Affiliated person/entity	Equity stake of ordinary shares in the company's charter capital	Equity stake of preferred shares in the company's charter capital
Full name: ***Omelchenko Sergey Valerievich*** Place of residence: Samara city Ground: ***The person exercises the authority of the single executive body of the joint-stock company*** The date of the ground occurrence: ***26.04.2005*** Ground: ***The person is a member of the collegiate executive body of the joint-stock company*** The date of the ground occurrence: ***26.04.2005***		
Full name: ***Andreev Vladimir Alexandrovich*** Place of residence: ***Samara city*** Grounds: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The grounds occurrence date: ***28.06.2005***	—	—
Full name: ***Belyaev Konstantin Vladimirovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***		
Full name: ***Bobin Maxim Victorovich*** Place of residence: ***Mytishchy town of Moscow oblast*** Grounds: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The grounds occurrence date: ***28.06.2005***	—	—
Full name: ***Bulancha Sergey Anatolievich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***		
Full name: ***Grigorieva Alla Borisovna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The grounds occurrence date: ***28.06.2005***	—	*0.00061%*
Full name: ***Degtyarev Valeryi Victorovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The grounds occurrence date: ***28.06.2005***	—	—
Full name: ***Kulikov Denis Victorovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***	—	—
Full name: ***Kuznetsov Sergey Ivanovich***	—	—

Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***		
Full name: ***Slizen Vitalyi Alexandrovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***	—	—
Full name: ***Fedorov Oleg Romanovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The grounds occurrence date: ***28.06.2005***	—	—
Full name: ***Chernogorodskyi Sergey Valerievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The grounds occurrence date: ***28.06.2005***	—	—
Full name: ***Grigorieva Lyubov Ivanovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	***0,00015%***	—
Full name: ***Dyakonov Mikhail Vasilievich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Evdokimov Oleg Lvovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	***0,00007%***	***0.00009%***
Full name: ***Elkin Sergey Leonidovich*** Place of residence: ***Samara city*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	***0,04228%***	***0.00528%***
Full name: ***Kirillov Alexander Ivanovich*** Place of residence: ***Yoshkar-Ola town*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	***0,06568%***	***0.00112%***
Full name: ***Kormilitsyna Lyudmila Alexeevna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Korolkov Oleg Animpadistovich*** Place of residence: ***Saratov city*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	***0,09269%***	***0.00990%***

Full name: ***Petrov Mikhail Victorovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Popkov Nikolai Ivanovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Sipatova Taisiya Mikhailovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Sklyarov Ivan Petrovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	—	*0.00103%*
Full name: ***Shchukina Elvira Konstantinovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the collegial executive body of the joint-stock company*** The grounds occurrence date: ***20.07.2004***	—	—
Name: ***Open Joint Stock Company "Investment communication company"*** Location: ***Moscow, Pluyshchikha str., bld. 55, constr.2*** Mail address: ***119121, Moscow, Pluyshchikha str., bld. 55, constr.2*** Grounds: ***the entity is entitled to dispose of more than 20% of the Company's voting shares*** Grounds: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Grounds occurrence date: ***10.10.1995***	*38,0035%*	—
Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk, Lenin str., 6*** Mail address: ***426057, Izhevsk, Lenin str., 6*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	*0,0014%*	—
Name: ***Closed Joint Stock Company "Narodnyi telephone Saratov"*** Location: ***Saratov, Kiselev str., 40*** Mail address: ***410600 Saratov, Kiselev str., 40*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	—	—
Name: ***Closed Joint Stock Company "Nizhegorodskaya cellular communication"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod, M.Gorky sq., Post House*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***30.03.1995***	—	—

Name: *Closed Joint Stock Company "Nizhegorodskyi radiophone"* Location: *Nizhny Novgorod, M.Gorky sq., Post House* Mail address: *603000, Nizhny Novgorod, M.Gorky sq., Post House* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *26.08.1999*	—	—
Name: *Closed Joint Stock Company "Nizhegorodteleservice"* Location: *Nizhny Novgorod, M.Gorky sq., Post House* Mail address: *603107, Nizhny Novgorod, Zhukov sq., 3* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *26.02.1997*	—	—
Name: *Closed Joint Stock Company "Orenburg – GSM"* Location: *Orenburg, Volodarsky str., 11* Mail address: *460052, Orenburg, Avtomatiki av., 8, P.O.Box 2153* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Closed Joint Stock Company "Penza – Mobile"* Location: *Penza, Kuprin str., 1/3* Mail address: *440035, Penza, Popov str., 2a* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Closed Joint Stock Company "Samara – Telecom"* Location: *Samara, Polevaya str., 43* Mail address: *443001, Samara, Polevaya str., 43* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Closed Joint Stock Company "Saratov – Mobile"* Location: *Saratov, Kiselev str., 40* Mail address: *410004, Saratov, Chernyshevskyi str., 88, bld. 5* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Closed Joint Stock Company "TeleSvyazInform"* Location: *Saransk, Bolshevistskaya str., 13* Mail address: *430000, Saransk, Bolshevistskaya str., 13* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Closed Joint Stock Company "Transsviyaz"* Location: *Nizhny Novgorod, Chaadaev str., 2* Mail address: *603116, Nizhny Novgorod, Gordeevskaya str., bld.5* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	—	—

Grounds occurrence date: *3.06.1997*		
Name: *Closed Joint Stock Company "Ulyanovsk – GSM"* Location: *Ulyanovsk, L.Tolstoy str., 60* Mail address: *432063, Ulyanovsk, Goncharov str., 52* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Closed Joint Stock Company "Chuvashiya Mobile"* Location: *Cheboksary, K.Ivanov str., 83* Mail address: *428018, Cheboksary, K.Ivanov str., 83* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Closed Joint Stock Company "Chery Page"* Location: *Cheboksary, K.Ivanov str., 83* Mail address: *428018, Cheboksary, K.Ivanov str., 83* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Non-profitable organization non-government pension fund "Doveriye"* Location: *Nizhny Novgorod, M.Gorky sq., Post House* Mail address: *603000, Nizhny Novgorod, M.Gorky sq., Post House* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *24.10.1997*	—	—
Name: *Limited Liability Company "Agrofirm "REANTA"* Location: *Yoshkar-Ola, Chavaina blvd. 11 a* Mail address: *424000, Yoshkar-Ola, Chavaina blvd. 11 a* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Limited Liability Company "Vyatka – Page"* Location: *610000, Kirov, Drelevsky str., 43/1* Mail address: *610000, Kirov, Drelevsky str., 43/1* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Open Joint Stock Company "Informational commercial networks "OMRIX"* Location: *Orenburg, Tereshkova str., 10* Mail address: *460018, Orenburg, Tereshkova str., 10* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Open Joint Stock Company "Tatincom – T"* Location: *the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A* Mail address: *420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya*	—	—

str., 20 A Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***13.10.2003***		
Name: ***Closed Joint Stock Company "Eriksson svyaz"*** Location: ***603009, Nizhny Novgorod, Gagarin avenue 37*** Mail address: ***603129, RF, Nizhny Novgorod, Yanka Kupala str., 10*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***25.05.1998***	—	—
Name: ***Closed Joint Stock Company "Digital telecommunications"*** Location: ***Cheboksary, Shumilov str., 20*** Mail address: ***428031, Cheboksary, Shumilov str., 20*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	—	*0,0006%*
Name: ***Limited Liability Company "Izhcom"*** Location: ***Izhevsk, Pushkinskaya str., 278*** Mail address: ***426057, Izhevsk, K.Marx str., 206*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	—
Name: ***Closed Joint Stock Company "RTCOM"*** Location: ***430000, Saransk, Kommunisticheskaya str.,54*** Mail address: ***430000, Saransk, Kommunisticheskaya str.,54*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*** Grounds occurrence date: ***09.03.2005***	---	—
Name: ***Open Joint Stock Company of DLD&ILD "Rostelecom"*** Location: ***127091, Moscow city, Delegatskaya str., 5*** Mail address: ***125047, Moscow city, 1-st Tverskaya-Yamskaya str., 14*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	—	—
Name: ***Open Joint Stock Company "CenterTelecom"*** Location: ***141400, Moscow's oblast, Khimki town, Proletarskaya str., 23*** Mail address: ***125993, Moscow city, GSP-3, Degtyarnyi pereulok 6, building 2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "North Western Telecom"*** Location: ***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*** Mail address: ***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "Southern Telecom Company"***		

Location: ***350000, Krasnodar city, Karasunskaya str., 66*** Mail address: ***350000, Krasnodar city, Karasunskaya str., 66*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "Uralsvyazinform"*** Location: ***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*** Mail address: ***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "SibirTelecom"*** Location: ***630099, Novosibirsk city, M.Gorki str., 53*** Mail address: ***630099, Novosibirsk city, M.Gorki str., 53*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "Dalsvyaz"*** Location: ***690950, Vladivostok city, Svetlanskaya str., 57*** Mail address: ***690950, Vladivostok city, Svetlanskaya str., 57*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Dagestan's open joint stock company of communication and informatics*** Location: ***367000, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3*** Mail address: ***367000, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Closed Joint Stock Company "Mobile telecommunications"*** Location: ***119121, Moscow city, Pluyshchikha str.,55, bld., 2*** Mail address: ***119121, Moscow city, Pluyshchikha str.,55, bld., 2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***15.09.1998***	—	—
Name: ***Open Joint Stock Company "Central Telegraph"*** Location: ***125375, Moscow city, Tverskaya str., 7*** Mail address: ***125375, Moscow city, Tverskaya str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	—	—
Name: ***Open Joint Stock Company "Giprosvyaz"*** Location: ***123298, Moscow city, 3-rd Khoroshevskaya str., 11*** Mail address: ***123298, Moscow city, 3-rd Khoroshevskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	—	—
Name: ***Limited Liability Company Private security business "Rostelecom-bezopasnost"*** Location: ***127486, Moscow city, Deguninskaya str., 2, building 2***	—	—

Mail address:*127486, Moscow city, Deguninskaya str., 2, building 2* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2002*		
Name: *Closed Joint Stock Company "RusLeasingSvyaz"* Location: *119991, GSP-1, Moscow, B-49,* *2-nd Spasonalivskoy pereulok, 6* Mail address: *119991, GSP-1, Moscow, B-49,* *2-nd Spasonalivskoy pereulok, 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *29.05.1997*	—	—
Name: *Closed Joint Stock Company "Startcom"* Location: *117909, Moscow, GSP-1,* *2-nd Spasonalivskoy pereulok, 6* Mail address: *129010, Moscow, Bolshaya Spasskaya str.,12, office 56* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *20.08.1998*	—	—
Name: *Closed joint Stock Company "FK-Svyaz"* Location: *109316, Moscow, Volgogradskyi avenue 14* Mail address: *109316, Moscow, Volgogradskyi avenue 14* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *15.07.1998*	*0,001%*	—
Name: *Open Joint stock Company "Kostromskaya city's telephone network"* Location: *156026, Kostroma town, Gagarin str., 6* Mail address: *156026, Kostroma town, Gagarin str., 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *10.10.1995*	—	—
Name: *Open Joint Stock Company "Moskovskaya city's telephone network"* Location: *103051, Moscow, Petrovskyi blvd., 12, bld.3* Mail address: *127994, Moscow, Petrovskyi blvd., 12, bld.3, room 51, GSP 4* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *10.10.1995*	—	—
Name: *Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"* Location: *129278, Moscow, Pavel Korchagin str.* Mail address: *129278, Moscow, Pavel Korchagin str.* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Affiliate closed joint stock company "Armavirskyi plant of communication"* Location: *352903, Krasnodarskyi krai, Armavir town, Urupskaya str.,1-a* Mail address: *352903, Krasnodarskyi krai, Armavir town, Urupskaya str.,1-a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1999*	—	—
Name: *Closed Joint Stock Company "Joint-stock commercial industrial bank of communication facilities and informatics development "Pochtobank"* Location: *614096, Perm, Lenin str., 68* Mail address: *614096, Perm, Lenin str., 68*	—	—

Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***		
Name: ***Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"*** Location: ***656049, Barnaul town, Internatsionalnaya str.,74*** Mail address: ***656002, Barnaul town, Kalinin avenue, 6 a*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "Altel"*** Location: ***656099, Barnaul town, Lenin avenue, 54 B*** Mail address: ***656015, Barnaul town, Krasnoarmeiskyi avenue, 108*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "Baikalvestcom"*** Location: ***664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68*** Mail address: ***664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "Vestelcom"*** Location: ***127018, Moscow, Sushchevskyi val str., 26*** Mail address: ***117018, Moscow, Butlerov str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "Vladimir – Teleservice"*** Location: ***600017, Vladimir town, Gorokhovaya str., 20*** Mail address: ***600021, Vladimir town, Krasnoarmeiskaya str., 45a*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "BCHET"*** Location: ***Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitsky str., 6*** Mail address: ***628400, Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitsky str., 6*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "Globestar Space communications"*** Location: ***147427, Moscow, Dubovaya Roshcha str., 25, bld. 2*** Mail address: ***103104, Moscow, Sytinskyi pereulok, 3/25, bld. 5*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: 1997	—	—
Name: ***Closed Joint Stock Company "Yeniseitelecom"*** Location: ***660017, Krasnoyarsk city, Mira avenue, 102*** Mail address: ***660022, Krasnoyarsk city, Aerovokzalnaya str., 4 B, str. 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "Ermak RMS"***		

Location: *Tyumen oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiysk town, Mira str., 4* Mail address: *628011, Tyumen oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiysk town, Mira str., 4* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company "Infinvest"* Location: *Russia, Perm city, Lenin str., 68* Mail address: *614077, Perm city, P.Lumumba str., 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "SteC GSM"* Location: *650099, Kemerovo city, Sovetskyi avenue, 61* Mail address: *650000, Kemerovo city, Vesenniya avenue, 24 a, 105* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2001*	—	—
Name: *Limited Liability Company "Novgorod Datacom"* Location: *173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., .22* Mail address:*173000, Velikiy Novgorod town, Mikhailov str., 20* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1997*	—	—
Name: *Limited Liability Company "Permtelecom"* Location: *614000, Perm city, Podlesnaya str., 45* Mail address:*614000, Perm city, Podlesnaya str., 45* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "Region-network"* Location: *630099, Novosibirsk city, Dobrolyubov str., 12* Mail address: *630099, Novosibirsk city, Dobrolyubov str., 12* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1997*	—	—
Name: *Closed Joint Stock Company "Rostelegraph"* Location: *103375, Moscow, Tverskaya str., 7* Mail address: *103375, Moscow, Tverskaya str., 7* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "RTK-Center"* Location: *107078, Moscow, Kalancheevskaya str., 15 a 5* Mail address: *107078, Moscow, Kalancheevskaya str., 15 a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1996*	—	—
Name: *CJSC "Svyazinformcomplect"* Location: *454087, Chelyabinsk city, Darvin str., д.4a* Mail address: *454087, Chelyabinsk city, Darvin str., д.4a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs*	—	—

Ground occurrence date: *1998*		
Name: *Closed Joint Stock Company "Telebarents"* Location: *185014, Petrozavodsk town, Parkovaya str., 37* Mail address: *185014, Petrozavodsk town, Parkovaya str., 37* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1996*	—	—
Name: *Closed Joint Stock Company "Center for introduction of specialized systems"* Location: *454000, Chelyabinsk city, Kirov str., 161* Mail address: *454000, Chelyabinsk city, Kirov str., 161* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1998*	—	—
Name: *Closed Joint Stock Company "South-Ural cellular telephone"* Location: *454899, Chelyabinsk city, Kirov str., 161* Mail address: *454000, Chelyabinsk city, Kirov str., 104, P.O.Box 122* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company " TyumenRuscom"* Location: *625048, Tyumen town, Malygin str., 56* Mail address: *625002, Tyumen town, Saako str., 5/2* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Non-government pension fund "Svyazist"* Location: *454000, Chelyabinsk city, Tsvilling str., 10* Mail address: *454000, Chelyabinsk city, Tsvilling str., 10* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1997*	—	—
Name: *Open Joint Stock Company "NGTS-Page"* Location: *630078, Novosibirsk-78 town, Vystavochnaya str., 15/3* Mail address: *630048, Novosibirsk city, Sibiryakov-Gvardeitsev str., 22* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1996*	—	—
Name: *Open Joint Stock Company "Regional informational networks"* Location: *630102, Novosibirsk city, Kirov str., 86, room 304 a* Mail address: *630099, Novosibirsk city, Trudovaya str., 1* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Open Joint Stock Company "Stavtelecom" after V.I.Kuzminov* Location: *355035, Stavropol city, October Revolution avenue, 10/12* Mail address: *355035, Stavropol city, October Revolution avenue, 23, P.O.Box 15/85* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Open Joint Stock Company "Telecom" of Ryazan oblast* Location: *390006, Ryazan town, Svobody str., 36* Mail address: *390000, Ryazan town, Uritskyi str., 33*	—	—

Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*		
Name: *Limited Liability Company "AMT"* Location: *193167, Saint-Petersburg, Sinopskaya naberezhnaya, 14, room 201* Mail address: *191186, Saint-Petersburg, B.Morskaya str., 3-5* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1999*	—	—
Name: *Limited Liability Company "Bona"* Location: *163061, Arkhangelsk town, Troitskyi avenue 45* Mail address: *163061, Arkhangelsk town, Troitskyi avenue 45* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1997*	—	—
Name: *Limited Liability Company "Vlad Page"* Location: *600017, Vladimir town, Gorky str., 42* Mail address: *600017, Vladimir town, Gorky str., 42* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company "Vladimirskyi payphone"* Location: *620014, Vladimir town, Stroiteley avenue, 32 "A"* Mail address: *620014, Vladimir town, Stroiteley avenue, 32 "A"* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company "Informteck"* Location: *98600, Ukraine, the Crimea, Yalta town, Sokhan str., 7* Mail address: *98600, Ukraine, the Crimea, Yalta town, Sokhan str., 7* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1997*	—	—
Name: *Limited Liability Company "MobilCom"* Location: *600017, Vladimir town, Mira str., 17* Mail address: *600017, Vladimir town, Gorky str., 40* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1999*	—	—
Name: *Limited Liability Company "Teleport Ivanovo"* Location: *153032, Ivanovo town, Tashkentskaya str., 90* Mail address: *153032, Ivanovo town, Tashkentskaya str., 90* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company "Pagetelecom"* Location: *162627, Vologda oblast, Cherepovets town, Stroiteley avenue, 6* Mail address: *162627, Vologda oblast, Cherepovets town, Stroiteley avenue, 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1996*	—	—
Name: *Limited Liability Company "Uralcom"* Location: *614060, Perm city, Krupskaya str., 2* Mail address: *614060, Perm city, Krupskaya str., 2*	—	—

Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*		
Name: *Limited Liability Company "Telecom-Stroi"* Location: *153017, Ivanovo town, 2-nd Minskyi pereulok, 6* Mail address: *153017, Ivanovo town, 2-nd Minskyi pereulok, 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1998*	—	—
Name: *Limited Liability Company "Telecom-Terminal"* Location: *153000, Ivanovo town, Lenin avenue, 13* Mail address: *153000, Ivanovo town, Lenin avenue, 13* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1998*	—	—
Name: *Limited Liability Company "Ural Inform TV"* Location: *614060, Perm city, Krupskaya str., 2* Mail address: *614060, Perm city, Krupskaya str., 2* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company "Factorial-99"* Location: *344082, Rostov-on-Don city, Bratskyi pereulok, 47* Mail address: *344082, Rostov-on-Don city, Bratskyi pereulok, 47* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Non-commercial partnership "Center of investigation of telecommunications development problems"* Location: *119121, Moscow, Pluyshchikha str., 55/2* Mail address: *119121, Moscow, Smolenskaya sq., 3* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2002*	—	—
Name: *Limited Liability Company "Artelecom-service"* Location: *163071, Arkhangelsk town , Priorov proezd, 4* Mail address: *163071, Arkhangelsk town , Priorov proezd, 4* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1999*	—	—
Name: *Limited Liability Company "Svyaz-Service-Irga"* Location: *390046, RF, Ryazan town, Esenin str., 21* Mail address: *390046, RF, Ryazan town, Lermontovskaya str., 20, room 13* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Open Joint Stock Company " Health-improving complex "Orbita"* Location: *352840, Krasnodar Territory, Tuapse district, village Olginka* Mail address: *352840, Krasnodar Territory, Tuapse district, village Olginka* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2001*	—	—
Name: *Limited Liability Company Private security enterprise "Zashchita"* Location: *400005, Volgograd city, Sovetskaya str., 47/1*	—	—

Mail address: ***400005, Volgograd city, Sovetskaya str., 47/1*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2001***		
Name: ***Limited Liability Company "Intmashservice"*** Location: ***400131, Volgograd city, Golubinskaya str., 8*** Mail address: ***400048, Volgograd city, Zhukov str., 121*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1997***	—	—
Name: ***Closed Joint Stock Company "Tsentel"*** Location: ***125375, Moscow, Tverskaya str., 7*** Mail address: ***125375, Moscow, Tverskaya str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1998***	—	—
Name: ***Closed Joint Stock Company "Otkrytye communications"*** Location: ***125375, Moscow, Tverskaya str., 7*** Mail address: ***125993, Moscow,.Pravdy str., 24*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2000***	—	—
Name: ***Closed Joint Stock Company "Incom"*** Location: ***121021, Moscow, Zubovskyi blvd., 27/26, constr., 3*** Mail address:***121021, Moscow, Zubovskyi blvd., 27/26, constr., 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "Telecomcity"*** Location: ***103091, Moscow, Delegatskaya str., 5*** Mail address: ***103091, Moscow, Delegatskaya str., 5*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1997***	—	—
Name: ***Limited Liability Company "RTK- Siberia"*** Location: ***660100, Krasnoyarsk city, Marx str., 246*** Mail address: ***660100, Krasnoyarsk city, Marx str., 246*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	—	—
Name: ***Closed Joint Stock Company "Moscow's center of new telecommunication technologies"*** Location: ***121002, Moscow, Arbat str., 46*** Mail address: ***121002, Moscow, Arbat str., 46*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2000***	—	—
Name: ***Limited Liability Company "Holiday hotel "Malakhit"*** Location: ***334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*** Mail address: ***334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—

Name: ***Limited Liability Company "South-Giprosvyaz"*** Location: ***350062, Krasnodar city, Gagarin str., 67*** Mail address: ***350062, Krasnodar city, Gagarin str., 67*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***	—	—
Name: ***Limited Liability Company "SvyazProektService"*** Location: ***123298, Moscow, 3-rd Khoroshevskaya str., 11*** Mail address: ***123298, Moscow, 3-rd Khoroshevskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2000***	—	—
Name: ***Limited Liability Company "Giprosvyaz-Consulting"*** Location: ***123298, Moscow, 3-rd Khoroshevskaya str., 11*** Mail address: ***123298, Moscow, 3-rd Khoroshevskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2001***	—	—
Name: ***Closed Joint Stock Company "CenterTelecom Service of Moscow oblast"*** Location: ***115446, Moscow, Kolomenskyi proezd, 1-a*** Mail address: ***115446, Moscow, Academician Volgin str., 33, office 143*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	—	—
Name: ***Closed Joint Stock Company "CenterTelecom Service"*** Location: ***141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101*** Mail address: ***130031, Moscow, Dmitrovskyi pereulok, 3, constr., 1*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	—	—
Name: ***Open Joint Stock Company "Russia's telecommunications network"*** Location: ***101000, Moscow, Maloroseika str., 2/15*** Mail address: ***117437, Moscow, Profsoyuznaya str., 108*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2004***	—	—
Name: ***Open Joint Stock Company "Joint-stock company of telephone communication development "Mobiltelecom"*** Location: ***670000, Ulan-Ude town, Sukhe-Bator str., 7*** Mail address: ***670000, Ulan-Ude town, Sukhe-Bator str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.06.2004***	—	—
Name: ***Limited Liability Company "RSU-Telecom"*** Location: ***198095, Saint-Petersburg, Stachek blvd., 18, constr., 2, letter Б*** Mail address: ***198095, Saint-Petersburg, Stachek blvd., 18, constr., 2, letter Б*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	—	—
Name: ***Limited Liability Company "RPK Svyazist"*** Location: ***Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe*** Mail address: ***118732, Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe***	—	—

Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2003*		
Name: *Closed Joint Stock Company "IK "Svyaz"* Location: *Komi Republic, Syktyvkar town, Lenin str., 60* Mail address: *167610, Komi Republic, Syktyvkar town, Lenin str., 60* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2004*	—	—
Name: *Limited Liability Company "Giprosvyaz-Siberia"* Location: *630099, Novosibirsk city, Gorky str., 53* Mail address: *630078, Novosibirsk city, Vystavochnaya str., 15/3* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2004*	—	—
Name: *Limited Liability Company "Cablevideo"* Location: *Russia, Komi Republic, Syktyvkar town, Kuratov str., 85* Mail address: *167981, Komi Republic, Syktyvkar town, Kuratov str., 85* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2004*	—	—
Name: *Limited Liability Company "STC-Finance"* Location: *350000, Krasnodar city, Karasunskaya str., 66* Mail address: *350000, Krasnodar city, Karasunskaya str., 66* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2003*	—	—
Name: *Closed Joint Stock Company "Chita NET"* Location: *672090, Chita town, Chaikovsky str., 22* Mail address: *672090, Chita town, Chaikovsky str., 22* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *25.08.2004*	—	—
Name: *Limited Liability Company "Parma Paging"* Location: *Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31* Mail address: *167610, Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *16.07.2004*	—	—
Name: *Limited Liability Company "TO Aktsept"* Location: *350020, Krasnodar city, Kommunarov str., 235* Mail address: *350020, Krasnodar city, Kommunarov str., 235* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *30.09.2004*	—	—
Name: *Limited Liability Company "Twer-Telecom"* Location: *170000, Twer town, Novotorzhskaya str., 24* Mail address: *170000, Twer town, Novotorzhskaya str., 24* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *31.12.2004*	—	—
Name: *Limited Liability Company "NWT-Finance"* Location: *191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422*	—	—

Mail address: *191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *11.10.2004*		
Name: *Open Joint Stock Company "Aerocom"* Location: *125190, Moscow, Leningradskyi avenue, 80, constr., 32* Mail address: *117437, Moscow, Profsoyuznaya str., 108, office 326* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *03.11.2004*	—	—
Name: *Closed Joint Stock Company TPC "Foton"* Location: *350001, Krasnodar city, Zheleznodorozhnaya str., 30* Mail address: *350001, Krasnodar city, Zheleznodorozhnaya str., 30* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *01.10.2004*	—	—
Name: *Closed Joint Stock Company "Telephone company – Ural"* Location: *620134, Ekaterinburg city, Druzhininskaya str., 48 a* Mail address: *620090, Ekaterinburg city, Tekhnicheskaya str., 18 б* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1996*	—	—
Name: *Limited Liability Company "Novgorod Datacom"* Location: *174126, Novgorodskaya oblast, settlement Pankovka, Industrialnaya str., 22* Mail address: *173000, Velikiy Novgorod town, Mikhailov str., 20* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2005*	—	—
Name: *Limited Liability Company "Giprosvyaz – North – West"* Location: *197110, Saint Petersburg, Konstantinovskyi avenue, 11 a* Mail address: *197110, Saint Petersburg, Konstantinovskyi avenue, 11 a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2005*	—	—
Name: *Closed Joint Stock Company "Association Channel TV"* Location: *454126, Chelyabinsk, Vityebskaya street, 4* Mail address: *454126, Chelyabinsk, Vitebskaya street, 4* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *30.06.2005*	—	—
Name: *Limited Liability Company "Wireless informational technologies"* Location: *109004, Moscow, Verhnyaya Krasnoselskaya street, 9* Mail address: *690950, Vladisvostok, Svetlanskaya street, 57* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *30.06.2005*	—	—
Name: *Closed Joint Stock Company "Integrator. Ru"* Location: *123001, Moscow, Bolshoi Kozihinskiy by-street, 22, str. 1* Mail address: *690950, Vladivostok, Svetlanskaya street, 57* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *30.06.2005*	—	—

Name: ***Open Joint Stock Company "Information technologies of communication" ("Svyazintek")*** Location: ***119121, Moscow city, Plushchikha, 55, str.2*** Mail address: ***119121, Moscow city, Plushchikha, 55, str.2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.06.2005***	—	—

CHANGES in the List of affiliated persons/entities of OJSC "VolgaTelecom"
That occurred during the report quarter

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons/entities	**Affiliated person/entity**	**Share of ordinary stock in the Company's charter capital**	**Share of preferred stock in the Company's charter capital**	**Affiliated person/entity**	**Share of ordinary stock in the Company's charter capital**	**Share of preferred stock in the Company's charter capital**
The date of introduction: *01.04.2005* Content: *termination of authority of the General Director*	Full name: *Lyulin Vladimir Fedorovich* Place of residence: *Nizhny Novgorod city* Ground: *The person exercises the authority of the single executive body of the joint-stock company* The date of the ground occurrence: *26.03.2003* Ground: *The person is a member of the Board of directors (supervisory council) of the joint-stock company* The date of the ground occurrence: *22.06.2004* Ground: *The person is a member of the collegiate executive body of the joint-stock company* The date of the ground occurrence: *20.07.2004*	***0,1055%***	***0.01292%***	Full name: *Lyulin Vladimir Fedorovich* Place of residence: *Nizhny Novgorod city* Ground: *The person is a member of the Board of directors (supervisory council) of the joint-stock company* The date of the ground occurrence: *22.06.2004* Ground: *The person is a member of the collegiate executive body of the joint-stock company* The date of the ground occurrence: *20.07.2004*	***0,1055%***	***0.01292%***

The date of introduction: *28.04.2005* Content: *appointment of the General Director by the resolution of the Company's Board of directors*	-	-	-	Full name: *Omelchenko Sergey Valerievich* Place of residence: Samara city Ground: *The person exercises the authority of the single executive body of the joint-stock company* The date of the ground occurrence: *26.04.2005* Ground: *The person is a member of the collegiate executive body of the joint-stock company* The date of the ground occurrence: *26.04.2005*	-	-
The date of introduction: *04.05.2005* Content: *OJSC "Telesot" ceased to be an affiliated entity of the Company due to the sale of equity stake in the charter capital*	Name: *Open Joint Stock Company "Telesot"* Location: *460050, Orenburg town, Tereshkova str., 257* Mail address: *460050, Orenburg town, Tereshkova str., 257* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks making up the charter capital of this entity* Ground occurrence date: 01.12.2002	-	-	-	-	-
The date of introduction: *24.05.2005* Content: *termination of authority of a member of the Management board on the basis of the decision of the Board of directors*	Full name: *Lyulin Vladimir Fedorovich* Place of residence: *Nizhny Novgorod city* Ground: *The person is a member of the Board of directors (supervisory council) of the joint-stock company* The date of the ground occurrence:	***0,10554%***	***0.01292%***	Full name: *Lyulin Vladimir Fedorovich* Place of residence: *Nizhny Novgorod city* Ground: *The person is a member of the Board of directors (supervisory council) of the joint-stock company*	***0,10554%***	***0.01292%***

	22.06.2004 Ground: *The person is a member of the collegiate executive body of the joint-stock company* The date of the ground occurrence: *20.07.2004*			The date of the ground occurrence: *22.06.2004*		
The date of introduction: *27.05.2005* Content: *LLC "Radio-Resonance" ceased to be an affiliated entity due to the issuer's leaving the entry list*	Name: *Limited Liability Company "Radio-Resonance"* Location: *Nizhny Novgorod city, Okskyi sjezd, 8* Mail address: *603022, Nizhny Novgorod city, Okskyi sjezd, 8* Ground: *The joint stock company has the right to dispose of more than 20% of the total number of votes falling on stock (deposits, shares) making up the charter (reserve) capital of the specified entity* The date of the ground occurrence: *8.12.1997*	-	-	-	-	-
The date of introduction: *02.06.2005* Content: *CJSC "Pulse-Radio Yoshkar-Ola" ceased to be an affiliated entity due to the issuer's leaving the shareholding structure*	Name: *Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola"* Location: *Yoshkar-Ola town, Sovietskaya str., 138* Mail address: *424000, Yoshkar-Ola town, Sovietskaya str., 138* Ground: *The joint stock company has the right to dispose of more than 20% of the total number of votes falling on stock (deposits, shares) making up the charter (reserve) capital of the specified entity* The date of the ground occurrence: *1.12.2002*	-	-	-	-	-
The date of introduction: *02.06.2005*	Name: *Closed Joint Stock Company "Pulse-Radio"* Location: *Yoshkar-Ola town, Sovietskaya*	-	-	-	-	-

Content: *CJSC "Pulse-Radio" ceased to be an affiliated entity due to the issuer's leaving the shareholding structure*	*str., 138* Mail address: *424000, Yoshkar-Ola town, Sovietskaya str., 138* Ground: *The joint stock company has the right to dispose of more than 20% of the total number of votes falling on stock (deposits, shares) making up the charter (reserve) capital of the specified entity* The date of the ground occurrence: *1.12.2002*					
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of a member of the Company's Management board based on the decision of the Board of directors*	Full name: *Vystorop Vasilyi Petrovich* Place of residence: *Nizhny Novgorod city* Ground: *The person is a member of collegial executive body of the joint-stock company* The date of the ground occurrence: *20.07.2004*	-	-	-	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: *Andreev Vladimir Alexandrovich* Place of residence: *Samara city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *22.06.2004*	-	-	ФИО: ***Андреев Владимир Александрович*** Место жительства: ***г. Самара*** Основание: ***Лицо является членом Совета директоров (наблюдательного совета) акционерного общества*** Дата наступления основания: ***28.06.2005***	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: *Bobin Maxim Victorovich* Place of residence: *Mytishchy town of Moscow oblast* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *22.06.2004*	-	-	Full name: *Bobin Maxim Victorovich* Place of residence: *Mytishchy town of Moscow oblast* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *28.06.2005*	-	-
The date of introduction:	Full name: *Grigorieva Alla Borisovna*			Full name: *Grigorieva Alla Borisovna*		

30.06.2005 Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *22.06.2004*	-	***0,00061%***	Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *28.06.2005*	-	***0,00061%***
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: *Degtyarev Valeryi Victorovich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *22.06.2004*	-	-	Full name: *Degtyarev Valeryi Victorovich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *28.06.2005*	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: *Fedorov Oleg Romanovich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *22.06.2004*	-	-	Full name: *Fedorov Oleg Romanovich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *28.06.2005*	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: *Chernogorodskyi Sergey Valerievich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *22.06.2004*	-	-	Full name: *Chernogorodskyi Sergey Valerievich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *28.06.2005*	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors,*	Full name: *Lyulin Vladimir Fedorovich* Place of residence: *Nizhny Novgorod city* Ground: *The person is a member of the Board of directors (supervisory council) of*	***0,10554%***	***0,01292%***	-	-	-

election of new structure of the Board of directors based on the resolution of general meeting of shareholders.	*the joint-stock company* The date of the ground occurrence: *22.06.2004*					
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: *Dudchenko Vladimir Vladimirovich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *22.06.2004*	-	-	-	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: *Romskyi Georgyi Alexeevich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *22.06.2004*	-	-	-	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: *Savchenko Victor Dmitrievich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *22.06.2004*	-	-	-	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the*	Full name: *Yurchenko Evgenyi Valerievich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company*	-	-	-	-	-

Board of directors based on the resolution of general meeting of shareholders.	The date of the ground occurrence: *22.06.2004*					
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	-	-	-	Full name: *Belyaev Konstantin Vladimirovich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *28.06.2005*	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	-	-	-	Full name: *Bulancha Sergey Anatolievich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *28.06.2005*	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	-	-	-	Full name: *Kuznetsov Sergey Ivanovich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *28.06.2005*	***0,000002%***	***0,00010%***
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	-	-	-	Full name: *Kulikov Denis Victorovich* Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *28.06.2005*	-	-
The date of introduction: ***30.06.2005***	-	-	-	Full name: *Slizen Vitalyi Alexandrovich*	-	-

Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*				Place of residence: *Moscow city* Ground: *The person is a member of the Board of directors (supervisory board) of the joint-stock company* The date of the ground occurrence: *28.06.2005*		
The date of introduction: *30.06.2005* Content: *Change of equity stake of the Company's shares, which belong to affiliated entity*	Name: Open Joint Stock Company "Kostromskaya city's telephone network" Location: *156026, Kostroma town, Gagarin street, 6* Mail address: *156026, Kostroma town, Gagarin street, 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *10.10.1995*	--	--	Name: Open Joint Stock Company "Kostromskaya city's telephone network" Location: *156026, Kostroma town, Gagarin street, 6* Mail address: *156026, Kostroma town, Gagarin street, 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *10.10.1995*	***0.00031%***	--
The date of introduction: *30.06.2005* Content: The entity ceased being the Company's affiliated entity	Name: Close Joint Stock Company "Dagestanskaya cellular communication" Location: *367012, Makhachkala town, Oskar street, 7* Mail address: *367012, Makhachkala town, Lenin av,.3* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	--	--	--	--	--
The date of introduction: *30.06.2005* Content: The entity ceased being the Company's affiliated entity	Name: Close Joint stock Company "Saint – Petersburg Electric Communication Center" Location: *193232, Saint- Petersburg city, Bolshevikov av,.24* Mail address:*199053, Saint –Petersburg city , Vasilievskiy island, line 3, 30/32* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs*	--	--	--	--	--

	Ground occurrence date: *1995*					
The date of introduction: *30.06.2005* Content: The entity ceased being the Company's affiliated entity	Name: Close Joint Stock Company "Ural – Teleservice" Location: *620110, Ekaterinburg city, Lunacharskiy street , 134 б* Mail address: *620027, Ekaterinburg city, Shevchenko street .9, office 423* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	--	--	--	--	--
The date of introduction: *30.06.2005* Content: The entity ceased being the Company's affiliated entity	Name: Close Joint Stock Company *"Center of Materiel and technical support"* Location: *350001, Krasnodar sity, Vishnyakova street, 5/2* Mail address: *350001, Krasnodar sity, Vishnyakova street, 5/2* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2001*	--	--	--	--	--
The date of introduction: *30.06.2005* Content: The entity ceased being the Company's affiliated entity	Name: Limited Liability Company "Private security enterprise "Ekrantelecom" Location: *634034, Tomsk city,Pirogova street, 13* Mail address: *634034, Tomsk city,Pirogova street, 13* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2002*	--	--	--	--	--
The date of introduction: *30.06.2005* Content: The entity is the Company's affiliated entity	--	--	--	Name: *Closed Joint Stock Company "Association Channel TV"* Location: *454126, Chelyabinsk, Vityebskaya street, 4*	--	--

				Mail address: *454126, Chelyabinsk, Vitebskaya street, 4* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *30.06.2005*		
The date of introduction: *30.06.2005* Content: The entity is the Company's affiliated entity	--	--	--	Name: *Limited Liability Company "Wireless informational technologies"* Location: *109004, Moscow, Verhnyaya Krasnoselskaya street, 9* Mail address: *690950, Vladisvostok, Svetlanskaya street, 57* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *30.06.2005*	--	--
The date of introduction: *30.06.2005* Content: The entity is the Company's affiliated entity	--	--	--	Name: *Closed Joint Stock Company "Integrator. Ru"* Location: *123001, Moscow, Bolshoi Kozihinskiy by-street, 22, str. 1* Mail address: *690950, Vladivostok, Svetlanskaya street, 57* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *30.06.2005*	--	--
The date of introduction: *30.06.2005* Content: The entity is the Company's affiliated entity	--	--	--	Name: *Open Joint Stock Company "Information technologies of communication" ("Svyazintek")* Location: *119121, Moscow city, Plushchikha, 55, str.2* Mail address: *119121, Moscow city, Plushchikha, 55, str.2* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs*	--	--

				Ground occurrence date: *30.06.2005*		
The date of introduction: *30.06.2005* Content: Change of brand name of the Company' affiliated entity	Name: Dagestan's Open Joint Stock Company of telecommunication and informatics Location: *367000,Republic of Dagestan, Makhachkala town, Lenin av., 3* Mail address: *367000,Republic of Dagestan, Makhachkala town,Lenin av., 3* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *10.10.1995*	--	--	Name: Open Joint Stock Company of telecommunication and informatics of Dagestan Republic Location: *367000,Republic of Dagestan, Makhachkala town, Lenin av., 3* Mail address: *367000,Republic of Dagestan, Makhachkala town, Lenin av., 3* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *10.10.1995*	--	--

1283-2(b)

RECEIVED
2006 JUN -8 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE LIST OF AFFILIATED PERSONS/ ENTITIES

Open Joint Stock Company "VolgaTelecom"

(The issuer's code: 00137-A)

31.03.2005

First Deputy to the General Director for ~~economics and~~ finances of OJSV "VolgaTelecom"
D.V. Pozdnyakov

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

The list of affiliated persons/entities

Affiliated person/entity	Equity stake of ordinary shares in the company's charter capital	Equity stake of preferred shares in the company's charter capital
Full name: ***Andreev Vladimir Alexandrovich*** Place of residence: ***Samara city*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	—	—
Full name: ***Bobin Maxim Victorovich*** Place of residence: ***Mytishchy town of Moscow oblast*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	—	—
Full name: ***Grigorieva Alla Borisovna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	—	***0.00061%***
Full name: ***Degtyarev Valeryi Victorovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	—	—
Full name: ***Dudchenko Vladimir Vladimirovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	—	—
Full name: ***Romskyi Georgyi Alexeevich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	—	—
Full name: ***Savchenko Victor Dmitrievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	—	—
Full name: ***Fedorov Oleg Romanovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	—	—
Full name: ***Chernogorodskyi Sergey Valerievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	—	—

Full name: ***Yurchenko Evgenyi Valerievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	—	—
Full name: ***Vystorop Vasilyi Petrovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Grigorieva Lyubov Ivanovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,00015%***	—
Full name: ***Dyakonov Mikhail Vasilievich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Evdokimov Oleg Lvovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,00007%***	***0.00009%***
Full name: ***Elkin Sergey Leonidovich*** Place of residence: ***Samara city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,04228%***	***0.00528%***
Full name: ***Kirillov Alexander Ivanovich*** Place of residence: ***Yoshkar-Ola town*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,06568%***	***0.00112%***
Full name: ***Kormilitsyna Lyudmila Alexeevna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Korolkov Oleg Animpadistovich*** Place of residence: ***Saratov city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,09269%***	***0.00990%***
Full name: ***Petrov Mikhail Victorovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Popkov Nikolai Ivanovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Sipatova Taisiya Mikhailovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Sklyarov Ivan Petrovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	—	***0.00103%***

Full name: ***Shchukina Elvira Konstantinovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	—	—
Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person exercises the authorities of a sole executive of the Company*** The grounds occurrence date: ***26.03.2003*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	*0,1055%*	*0.01292%*
Name: ***Open Joint Stock Company "Investment communication company"*** Location: ***Moscow, Pluyshchikha str., bld. 55, constr.2*** Mail address: ***119121, Moscow, Pluyshchikha str., bld. 55, constr.2*** Grounds: ***the entity is entitled to dispose of more than 20% of the Company's voting shares*** Grounds occurrence date: ***10.10.1995***	*38,0035%*	—
Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk, Lenin str., 6*** Mail address: ***426057, Izhevsk, Lenin str., 6*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	*0,0014%*	—
Name: ***Closed Joint Stock Company "Narodnyi telephone Saratov"*** Location: ***Saratov, Kiselev str., 40*** Mail address: ***410600 Saratov, Kiselev str., 40*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	—	—
Name: ***Closed Joint Stock Company "Nizhegorodskaya cellular communication"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod, M.Gorky sq., Post House*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***30.03.1995***	—	—
Name: ***Closed Joint Stock Company "Nizhegorodskyi radiophone"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod, M.Gorky sq., Post House*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	—	—
Name: ***Closed Joint Stock Company "Nizhegorodteleservice"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603107, Nizhny Novgorod, Zhukov sq., 3*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making***	—	—

up the charter (reserve) capital of this entity Grounds occurrence date: ***26.02.1997***		
Name: ***Closed Joint Stock Company "Orenburg – GSM"*** Location: ***Orenburg, Volodarsky str., 11*** Mail address: ***460052, Orenburg, Avtomatiki av., 8, P.O.Box 2153*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Penza – Mobile"*** Location: ***Penza, Kuprin str., 1/3*** Mail address: ***440035, Penza, Popov str., 2a*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Puls – Radio Yoshkar-Ola"*** Location: ***Yoshkar-Ola, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola, Sovietskaya str., 138*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Samara – Telecom"*** Location: ***Samara, Polevaya str., 43*** Mail address: ***443001, Samara, Polevaya str., 43*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Saratov – Mobile"*** Location: ***Saratov, Kiselev str., 40*** Mail address: ***410004, Saratov, Chernyshevskyi str., 88, bld. 5*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "TeleSvyazInform"*** Location: ***Saransk, Bolshevistskaya str., 13*** Mail address: ***430000, Saransk, Bolshevistskaya str., 13*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Transsviyaz"*** Location: ***Nizhny Novgorod, Chaadaev str., 2*** Mail address: ***603116, Nizhny Novgorod, Gordeevskaya str., bld.5*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***3.06.1997***	---	---
Name: ***Closed Joint Stock Company "Ulyanovsk – GSM"*** Location: ***Ulyanovsk, L.Tolstoy str., 60*** Mail address: ***432063, Ulyanovsk, Goncharov str., 52*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of***	---	---

the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity Grounds occurrence date: *1.12.2002*		
Name: *Closed Joint Stock Company "Chuvashiya Mobile"* Location: *Cheboksary, K.Ivanov str., 83* Mail address: *428018, Cheboksary, K.Ivanov str., 83* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Closed Joint Stock Company "Chery Page"* Location: *Cheboksary, K.Ivanov str., 83* Mail address: *428018, Cheboksary, K.Ivanov str., 83* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Non-profitable organization non-government pension fund "Doveriye"* Location: *Nizhny Novgorod, M.Gorky sq., Post House* Mail address: *603000, Nizhny Novgorod, M.Gorky sq., Post House* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *24.10.1997*	—	—
Name: *Limited Liability Company "Agrofirm "REANTA"* Location: *Yoshkar-Ola, Chavaina blvd. 11 a* Mail address: *424000, Yoshkar-Ola, Chavaina blvd. 11 a* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Limited Liability Company "Vyatka – Page"* Location: *610000, Kirov, Drelevsky str., 43/1* Mail address: *610000, Kirov, Drelevsky str., 43/1* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Limited Liability Company "Radio –Resonance"* Location: *Nizhny Novgorod, Okskyi sjezd,, 8* Mail address: *603022. Nizhny Novgorod, Okskyi sjezd,, 8* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *8.12.1997*	—	—
Name: *Open Joint Stock Company "Informational commercial networks "OMRIX"* Location: *Orenburg, Tereshkova str., 10* Mail address: *460018, Orenburg, Tereshkova str., 10* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Open Joint Stock Company "Telesot"* Location: *Orenburg, Tereshkova str., 257*	—	—

Mail address: ***460050, Orenburg, Tereshkova str., 257*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***		
Name: ***Closed Joint Stock Company Joint Venture "Puls – Radio"*** Location: ***Yoshkar-Ola, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola, Sovietskaya str., 138*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Open Joint Stock Company "Tatincom – T"*** Location: ***the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Mail address: ***420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***13.10.2003***	---	---
Name: ***Closed Joint Stock Company "Eriksson svyaz"*** Location: ***603009, Nizhny Novgorod, Gagarin avenue 37*** Mail address: ***603129, RF, Nizhny Novgorod, Yanka Kupala str., 10*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***25.05.1998***	---	---
Name: ***Closed Joint Stock Company "Digital telecommunications"*** Location: ***Cheboksary, Shumilov str., 20*** Mail address: ***428031, Cheboksary, Shumilov str., 20*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	***0,0006%***
Name: ***Limited Liability Company "Izhcom"*** Location: ***Izhevsk, Pushkinskaya str., 278*** Mail address: ***426057, Izhevsk, K.Marx str., 206*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "RTCOM"*** Location: ***430000, Saransk, Kommunisticheskaya str.,54*** Mail address: ***430000, Saransk, Kommunisticheskaya str.,54*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*** Grounds occurrence date: ***09.03.2005***	---	---
Name: ***Open Joint Stock Company of DLD&ILD "Rostelecom"*** Location: ***127091, Moscow city, Delegatskaya str., 5*** Mail address: ***125047, Moscow city, 1-st Tverskaya-Yamskaya str., 14*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	---	---
Name: ***Open Joint Stock Company "CenterTelecom"***		

Location: ***141400, Moscow's oblast, Khimki town, Proletarskaya str., 23*** Mail address: ***125993, Moscow city, GSP-3, Degtyarnyi pereulok 6, building 2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "North Western Telecom"*** Location: ***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*** Mail address: ***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "Southern Telecom Company"*** Location: ***350000, Krasnodar city, Karasunskaya str., 66*** Mail address: ***350000, Krasnodar city, Karasunskaya str., 66*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "Uralsvyazinform"*** Location: ***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*** Mail address: ***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "SibirTelecom"*** Location: ***630099, Novosibirsk city, M.Gorki str., 53*** Mail address: ***630099, Novosibirsk city, M.Gorki str., 53*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "Dalsvyaz"*** Location: ***690950, Vladivostok city, Svetlanskaya str., 57*** Mail address: ***690950, Vladivostok city, Svetlanskaya str., 57*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Dagestan's open joint stock company of communication and informatics*** Location: ***367012, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3*** Mail address: ***367012, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Closed Joint Stock Company "Mobile telecommunications"*** Location: ***119121, Moscow city, Pluyshchikha str.,55, bld., 2*** Mail address: ***119121, Moscow city, Pluyshchikha str.,55, bld., 2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***15.09.1998***	—	—

Name: ***Open Joint Stock Company "Central Telegraph"*** Location: ***125375, Moscow city, Tverskaya str., 7*** Mail address: ***125375, Moscow city, Tverskaya str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	—	—
Name: ***Open Joint Stock Company "Giprosvyaz"*** Location: ***123298, Moscow city, 3-rd Khoroshevskaya str., 11*** Mail address: ***123298, Moscow city, 3-rd Khoroshevskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	—	—
Name: ***Limited Liability Company Private security business "Rostelecom-bezopasnost"*** Location: ***127486, Moscow city, Deguninskaya str., 2, building 2*** Mail address:***127486, Moscow city, Deguninskaya str., 2, building 2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***	—	—
Name: ***Closed Joint Stock Company "RusLeasingSvyaz"*** Location: ***119991, GSP-1, Moscow, B-49, 2-nd Spasonalivskoy pereulok, 6*** Mail address: ***119991, GSP-1, Moscow, B-49, 2-nd Spasonalivskoy pereulok, 6*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***29.05.1997***	—	—
Name: ***Closed Joint Stock Company "Startcom"*** Location: ***117909, Moscow, GSP-1, 2-nd Spasonalivskoy pereulok, 6*** Mail address: ***129010, Moscow, Bolshaya Spasskaya str.,12, office 56*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***20.08.1998***	—	—
Name: ***Closed joint Stock Company "FK-Svyaz"*** Location: ***109316, Moscow, Volgogradskyi avenue 14*** Mail address: ***109316, Moscow, Volgogradskyi avenue 14*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***15.07.1998***	*0,001%*	—
Name: ***Open Joint stock Company "Kostromskaya city's telephone network"*** Location: ***156026, Kostroma town, Gagarin str., 6*** Mail address: ***156026, Kostroma town, Gagarin str., 6*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Open Joint Stock Company "Moskovskaya city's telephone network"*** Location: ***103051, Moscow, Petrovskyi blvd., 12, bld.3*** Mail address: ***127994, Moscow, Petrovskyi blvd., 12, bld.3, room 51, GSP 4*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	—	—
Name: ***Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"***	—	—

Location: *129278, Moscow, Pavel Korchagin str.* Mail address: *129278, Moscow, Pavel Korchagin str.* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*		
Name: *Affiliate closed joint stock company "Armavirskyi plant of communication"* Location: *352903, Krasnodarskyi krai, Armavir town, Urupskaya str.,1-a* Mail address: *352903, Krasnodarskyi krai, Armavir town, Urupskaya str.,1-a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1999*	—	—
Name: *Closed Joint Stock Company "Joint-stock commercial industrial bank of communication facilities and informatics development "Pochtobank"* Location: *614096, Perm, Lenin str., 68* Mail address: *614096, Perm, Lenin str., 68* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"* Location: *656049, Barnaul town, Internatsionalnaya str.,74* Mail address: *656002, Barnaul town, Kalinin avenue, 6 a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "Altel"* Location: *656099, Barnaul town, Lenin avenue, 54 B* Mail address: *656015, Barnaul town, Krasnoarmeiskyi avenue, 108* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "Baikalvestcom"* Location: *664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68* Mail address: *664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "Vestelcom"* Location: *127018, Moscow, Sushchevskyi val str., 26* Mail address: *117018, Moscow, Butlerov str., 7* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "Vladimir – Teleservice"* Location: *600017, Vladimir town, Gorokhovaya str., 20* Mail address: *600021, Vladimir town, Krasnoarmeiskaya str., 45a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "BCHET"* Location: *Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitsky str., 6* Mail address: *628400, Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitsky str., 6*	—	—

Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***		
Name: ***Closed Joint Stock Company "Globestar Space communications"*** Location: ***147427, Moscow, Dubovaya Roshcha str., 25, bld. 2*** Mail address: ***103104, Moscow, Sytinskyi pereulok, 3/25, bld. 5*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: 1997	—	—
Name: ***Closed Joint Stock Company "Dagestanskaya cellular communication"*** Location: ***367012, Makhachkala town, Oskar str.,7*** Mail address: ***367012, Makhachkala town, Lenin avenue 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "Yeniseitelecom"*** Location: ***660017, Krasnoyarsk city, Mira avenue, 102*** Mail address: ***660022, Krasnoyarsk city, Aerovokzalnaya str., 4 B, str. 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "Ermak RMS"*** Location: ***Tyumen oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiysk town, Mira str., 4*** Mail address: ***628011, Tyumen oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiysk town, Mira str., 4*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Limited Liability Company "Infinvest"*** Location: ***Russia, Perm city, Lenin str., 68*** Mail address: ***614077, Perm city, P.Lumumba str., 6*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "SteC GSM"*** Location: ***650099, Kemerovo city, Sovetskyi avenue, 61*** Mail address: ***650000, Kemerovo city, Vesenniya avenue, 24 a, 105*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2001***	—	—
Name: ***Limited Liability Company "Novgorod Datacom"*** Location: ***173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., .22*** Mail address:***173000, Velikiy Novgorod town, Mikhailov str., 20*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1997***	—	—
Name: ***Limited Liability Company "Permtelecom"*** Location: ***614000, Perm city, Podlesnaya str., 45*** Mail address:***614000, Perm city, Podlesnaya str., 45*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—

Name: *Closed Joint Stock Company "Region-network"* Location: ***630099, Novosibirsk city, Dobrolyubov str., 12*** Mail address: ***630099, Novosibirsk city, Dobrolyubov str., 12*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1997***	—	—
Name: *Closed Joint Stock Company "Rostelegraph"* Location: ***103375, Moscow, Tverskaya str., 7*** Mail address: ***103375, Moscow, Tverskaya str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: *Closed Joint Stock Company "RTK-Center"* Location: ***107078, Moscow, Kalancheevskaya str., 15 a 5*** Mail address: ***107078, Moscow, Kalancheevskaya str., 15 a*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1996***	—	—
Name: *CJSC "Svyazinformcomplect"* Location: ***454087, Chelyabinsk city, Darvin str., д.4a*** Mail address: ***454087, Chelyabinsk city, Darvin str., д.4a*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1998***	—	—
Name: *Closed Joint Stock Company "Telebarents"* Location: ***185014, Petrozavodsk town, Parkovaya str., 37*** Mail address: ***185014, Petrozavodsk town, Parkovaya str., 37*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1996***	—	—
Name: *Closed Joint Stock Company "Ural-Teleservice"* Location: ***620110, Ekaterinburg city, Lunacharskyi str., 134б*** Mail address: ***620027, Ekaterinburg city, Shevchenko str., 9, room 423*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: *Closed Joint Stock Company "Center for introduction of specialized systems"* Location: ***454000, Chelyabinsk city, Kirov str., 161*** Mail address: ***454000, Chelyabinsk city, Kirov str., 161*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1998***	—	—
Name: *Closed Joint Stock Company "South-Ural cellular telephone"* Location: ***454899, Chelyabinsk city, Kirov str., 161*** Mail address: ***454000, Chelyabinsk city, Kirov str., 104, P.O.Box 122*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: *Closed Joint Stock Company "Saint-Petersburg's Center of electric communication"* Location: ***193232, Saint-Petersburg, Bolshevikov avenue, 24*** Mail address: ***199053, Saint-Petersburg, Vasilievskyi ostrov, line 3, 30/32*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs***	—	—

Ground occurrence date: *1995*		
Name: *Limited Liability Company " TyumenRuscom"* Location: *625048, Tyumen town, Malygin str., 56* Mail address: *625002, Tyumen town, Saako str., 5/2* Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: *1995*	—	—
Name: *Non-government pension fund "Svyazist"* Location: *454000, Chelyabinsk city, Tsvilling str., 10* Mail address: *454000, Chelyabinsk city, Tsvilling str., 10* Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: *1997*	—	—
Name: *Open Joint Stock Company "NGTS-Page"* Location: *630078, Novosibirsk-78 town, Vystavochnaya str., 15/3* Mail address: *630048, Novosibirsk city, Sibiryakov-Gvardeitsev str., 22* Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: *1996*	—	—
Name: *Open Joint Stock Company "Regional informational networks"* Location: *630102, Novosibirsk city, Kirov str., 86, room 304 a* Mail address: *630099, Novosibirsk city, Trudovaya str., 1* Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: *1995*	—	—
Name: *Open Joint Stock Company "Stavtelecom" after V.I.Kuzminov* Location: *355035, Stavropol city, October Revolution avenue, 10/12* Mail address: *355035, Stavropol city, October Revolution avenue, 23, P.O.Box 15/85* Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: *1995*	—	—
Name: *Open Joint Stock Company "Telecom" of Ryazan oblast* Location: *390006, Ryazan town, Svobody str., 36* Mail address: *390000, Ryazan town, Uritskyi str., 33* Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company "AMT"* Location: *193167, Saint-Petersburg, Sinopskaya naberezhnaya, 14, room 201* Mail address: *191186, Saint-Petersburg, B.Morskaya str., 3-5* Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: *1999*	—	—
Name: *Limited Liability Company "Bona"* Location: *163061, Arkhangelsk town, Troitskyi avenue 45* Mail address: *163061, Arkhangelsk town, Troitskyi avenue 45* Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: *1997*	—	—
Name: *Limited Liability Company "Vlad Page"* Location: *600017, Vladimir town, Gorky str., 42* Mail address: *600017, Vladimir town, Gorky str., 42* Ground: ***the entity belongs to the same group of entities to which the joint***	—	—

stock company belongs Ground occurrence date: *1995*		
Name: *Limited Liability Company "Vladimirskyi payphone"* Location: *620014, Vladimir town, Stroiteley avenue, 32 "A"* Mail address: *620014, Vladimir town, Stroiteley avenue, 32 "A"* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company "Informteck"* Location: *98600, Ukraine, the Crimea, Yalta town, Sokhan str., 7* Mail address: *98600, Ukraine, the Crimea, Yalta town, Sokhan str., 7* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1997*	—	—
Name: *Limited Liability Company "MobilCom"* Location: *600017, Vladimir town, Mira str., 17* Mail address: *600017, Vladimir town, Gorky str., 40* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1999*	—	—
Name: *Limited Liability Company "Teleport Ivanovo"* Location: *153032, Ivanovo town, Tashkentskaya str., 90* Mail address: *153032, Ivanovo town, Tashkentskaya str., 90* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company "Pagetelecom"* Location: *162627, Vologda oblast, Cherepovets town, Stroiteley avenue, 6* Mail address: *162627, Vologda oblast, Cherepovets town, Stroiteley avenue, 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1996*	—	—
Name: *Limited Liability Company "Uralcom"* Location: *614060, Perm city, Krupskaya str., 2* Mail address: *614060, Perm city, Krupskaya str., 2* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company "Telecom-Stroi"* Location: *153017, Ivanovo town, 2-nd Minskyi pereulok, 6* Mail address: *153017, Ivanovo town, 2-nd Minskyi pereulok, 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1998*	—	—
Name: *Limited Liability Company "Telecom-Terminal"* Location: *153000, Ivanovo town, Lenin avenue, 13* Mail address: *153000, Ivanovo town, Lenin avenue, 13* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1998*	—	—
Name: *Limited Liability Company "Ural Inform TV"* Location: *614060, Perm city, Krupskaya str., 2* Mail address: *614060, Perm city, Krupskaya str., 2* Ground: *the entity belongs to the same group of entities to which the joint*	—	—

stock company belongs Ground occurrence date: ***1995***		
Name: ***Limited Liability Company "Factorial-99"*** Location: ***344082, Rostov-on-Don city, Bratskyi pereulok, 47*** Mail address: ***344082, Rostov-on-Don city, Bratskyi pereulok, 47*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Non-commercial partnership "Center of investigation of telecommunications development problems"*** Location: ***119121, Moscow, Pluyshchikha str., 55/2*** Mail address: ***119121, Moscow, Smolenskaya sq., 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***	—	—
Name: ***Limited Liability Company "Artelecom-service"*** Location: ***163071, Arkhangelsk town , Priorov proezd, 4*** Mail address: ***163071, Arkhangelsk town , Priorov proezd, 4*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1999***	—	—
Name: ***Limited Liability Company "Svyaz-Service-Igra"*** Location: ***390046, RF, Ryazan town, Esenin str., 21*** Mail address: ***390046, RF, Ryazan town, Lermontovskaya str., 20, room 13*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	—	—
Name: ***Closed Joint Stock Company "Center of logistics support"*** Location: ***350001, Krasnodar city, Vishnyakova str., 5/2*** Mail address: ***350001, Krasnodar city, Vishnyakova str., 5/2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2001***	—	—
Name: ***Open Joint Stock Company " Health-improving complex "Orbita"*** Location: ***352840, Krasnodar Territory, Tuapse district, village Olginka*** Mail address: ***352840, Krasnodar Territory, Tuapse district, village Olginka*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2001***	—	—
Name: ***Limited Liability Company Private security enterprise "Zashchita"*** Location: ***400005, Volgograd city, Sovetskaya str., 47/1*** Mail address: ***400005, Volgograd city, Sovetskaya str., 47/1*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2001***	—	—
Name: ***Limited Liability Company "Intmashservice"*** Location: ***400131, Volgograd city, Golubinskaya str., 8*** Mail address: ***400048, Volgograd city, Zhukov str., 121*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1997***	—	—
Name: ***Limited Liability Company "Private security enterprise "Ekrantelecom"*** Location: ***634034, Tomsk town, Pirogov str., 13***	—	—

Mail address: ***634034, Tomsk town, Pirogov str., 13*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***		
Name: ***Closed Joint Stock Company "Tsentel"*** Location: ***125375, Moscow, Tverskaya str., 7*** Mail address: ***125375, Moscow, Tverskaya str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1998***	---	---
Name: ***Closed Joint Stock Company "Otkrytye communications"*** Location: ***125375, Moscow, Tverskaya str., 7*** Mail address: ***125993, Moscow, Pravdy str., 24*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2000***	---	---
Name: ***Closed Joint Stock Company "Incom"*** Location: ***121021, Moscow, Zubovskyi blvd., 27/26, constr., 3*** Mail address:***121021, Moscow, Zubovskyi blvd., 27/26, constr., 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	---	---
Name: ***Closed Joint Stock Company "Telecomcity"*** Location: ***103091, Moscow, Delegatskaya str., 5*** Mail address: ***103091, Moscow, Delegatskaya str., 5*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1997***	---	---
Name: ***Limited Liability Company "RTK- Siberia"*** Location: ***660100, Krasnoyarsk city, Marx str., 246*** Mail address: ***660100, Krasnoyarsk city, Marx str., 246*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	---	---
Name: ***Closed Joint Stock Company "Moscow's center of new telecommunication technologies"*** Location: ***121002, Moscow, Arbat str., 46*** Mail address: ***121002, Moscow, Arbat str., 46*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2000***	---	---
Name: ***Limited Liability Company "Holiday hotel "Malakhit"*** Location: ***334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*** Mail address: ***334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	---	---
Name: ***Limited Liability Company "South-Giprosvyaz"*** Location: ***350062, Krasnodar city, Gagarin str., 67*** Mail address: ***350062, Krasnodar city, Gagarin str., 67*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***	---	---

Name: ***Limited Liability Company "SvyazProektService"*** Location: ***123298, Moscow, 3-rd Khoroshevskaya str., 11*** Mail address: ***123298, Moscow, 3-rd Khoroshevskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2000***	—	—
Name: ***Limited Liability Company "Giprosvyaz-Consulting"*** Location: ***123298, Moscow, 3-rd Khoroshevskaya str., 11*** Mail address: ***123298, Moscow, 3-rd Khoroshevskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2001***	—	—
Name: ***Closed Joint Stock Company "CenterTelecom Service of Moscow oblast"*** Location: ***115446, Moscow, Kolomenskyi proezd, 1-a*** Mail address: ***115446, Moscow, Academician Volgin str., 33, office 143*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	—	—
Name: ***Closed Joint Stock Company "CenterTelecom Service"*** Location: ***141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101*** Mail address: ***130031, Moscow, Dmitrovskyi pereulok, 3, constr., 1*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	—	—
Name: ***Open Joint Stock Company "Russia's telecommunications network"*** Location: ***101000, Moscow, Maloroseika str., 2/15*** Mail address: ***117437, Moscow, Profsoyuznaya str., 108*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2004***	—	—
Name: ***Open Joint Stock Company "Joint-stock company of telephone communication development "Mobiltelecom"*** Location: ***670000, Ulan-Ude town, Sukhe-Bator str., 7*** Mail address: ***670000, Ulan-Ude town, Sukhe-Bator str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.06.2004***	—	—
Name: ***Limited Liability Company "RSU-Telecom"*** Location: ***198095, Saint-Petersburg, Stachek blvd., 18, constr., 2, letter Б*** Mail address: ***198095, Saint-Petersburg, Stachek blvd., 18, constr., 2, letter Б*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	—	—
Name: ***Limited Liability Company "RPK Svyazist"*** Location: ***Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe*** Mail address: ***118732, Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	—	—
Name: ***Closed Joint Stock Company "IK "Svyaz"*** Location: ***Komi Republic, Syktyvkar town, Lenin str., 60*** Mail address: ***167610, Komi Republic, Syktyvkar town, Lenin str., 60***	—	—

Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2004***		
Name: ***Limited Liability Company "Giprosvyaz-Siberia"*** Location: ***630099, Novosibirsk city, Gorky str., 53*** Mail address: ***630078, Novosibirsk city, Vystavochnaya str., 15/3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2004***	—	—
Name: ***Limited Liability Company "Cablevideo"*** Location: ***Russia, Komi Republic, Syktyvkar town, Kuratov str., 85*** Mail address: ***167981, Komi Republic, Syktyvkar town, Kuratov str., 85*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2004***	—	—
Name: ***Limited Liability Company "STC-Finance"*** Location: ***350000, Krasnodar city, Karasunskaya str., 66*** Mail address: ***350000, Krasnodar city, Karasunskaya str., 66*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	—	—
Name: ***Closed Joint Stock Company "Chita NET"*** Location: ***672090, Chita town, Chaikovsky str., 22*** Mail address: ***672090, Chita town, Chaikovsky str., 22*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***25.08.2004***	—	—
Name: ***Limited Liability Company "Parma Paging"*** Location: ***Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31*** Mail address: ***167610, Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***16.07.2004***	—	—
Name: ***Limited Liability Company "TO Aktsept"*** Location: ***350020, Krasnodar city, Kommunarov str., 235*** Mail address: ***350020, Krasnodar city, Kommunarov str., 235*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.09.2004***	—	—
Name: ***Limited Liability Company "Twer-Telecom"*** Location: ***170000, Twer town, Novotorzhskaya str., 24*** Mail address: ***170000, Twer town, Novotorzhskaya str., 24*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***31.12.2004***	—	—
Name: ***Limited Liability Company "NWT-Finance"*** Location: ***191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422*** Mail address: ***191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***11.10.2004***	—	—
Name: ***Open Joint Stock Company "Aerocom"***		

Location: ***125190, Moscow, Leningradskyi avenue, 80, constr., 32*** Mail address: ***117437, Moscow, Profsoyuznaya str., 108, office 326*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***03.11.2004***	—	—
Name: ***Closed Joint Stock Company TPC "Foton"*** Location: ***350001, Krasnodar city, Zheleznodorozhnaya str., 30*** Mail address: ***350001, Krasnodar city, Zheleznodorozhnaya str., 30*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***01.10.2004***	—	—
Name: ***Closed Joint Stock Company "Telephone company – Ural"*** Location: ***620134, Ekaterinburg city, Druzhininskaya str., 48 a*** Mail address: ***620090, Ekaterinburg city, Tekhnicheskaya str., 18 б*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1996***	—	—
Name: ***Limited Liability Company "Novgorod Datacom"*** Location: ***174126, Novgorodskaya oblast, settlement Pankovka, Industrialnaya str., 22*** Mail address: ***173000, Velikiy Novgorod town, Mikhailov str., 20*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2005***	—	—
Name: ***Limited Liability Company "Giprosvyaz – North – West"*** Location: ***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a*** Mail address: ***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2005***	—	—

CHANGES in the List of affiliated persons/entities of OJSC "VolgaTelecom" That occurred during the report quarter

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons/entities	**Affiliated person/entity**	**Share of ordinary stock in the Company's charter capital**	**Share of preferred stock in the Company's charter capital**	**Affiliated person/entity**	**Share of ordinary stock in the Company's charter capital**	**Share of preferred stock in the Company's charter capital**
The date of introduction: *11.02.2005* Content: *withdrawal from the structure of shareholders of CJSC "Cellular communication of Mordoviya" due to the sale of 60% interest.*	Name: ***Closed Joint stock Company "Cellular communication of Mordoviya"*** Location: ***Saransk town, Bolshevistskaya str., 13*** Mail address: ***430000, Saransk town, Kommunisticheskaya str., 52*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks making up the charter capital of this entity*** Ground occurrence date: ***01.12.2002***	-	-	-	-	-
The date of introduction: *11.03.2005* Content: *occurrence of affiliation due to the acquisition of 100% interest of CJSC "RTCOM"*	-	-	-	Name: ***Closed Joint Stock Company "RTCOM"*** Location: ***430000, Saransk town, Kommunisticheskaya str., 54*** Mail address: ***430000, Saransk town, Kommunisticheskaya str., 54*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the***	-	-

				stocks making up the charter capital of this entity Ground occurrence date: ***March 9, 2005***		
The date of introduction: *11.03.2005* Content: *change of fraction of the Company's shares belonging to an affiliated person*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: ***Nizhny Novgorod city*** Ground: ***The person exercises the authorities of sole executive body of the joint stock company*** The date of the ground occurrence: ***26.03.2003*** Ground: ***The person is a member of the Board of directors (Supervisory council) of the joint stock company*** The date of the ground occurrence: ***22.06.2004*** Ground: ***The person is a member of collegial executive body of the joint stock company*** The date of the ground occurrence: ***20.07.2004***	***0,13603%***	***0.01292%***	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: ***Nizhny Novgorod city*** Ground: ***The person exercises the authorities of sole executive body of the joint stock company*** The date of the ground occurrence: ***26.03.2003*** Ground: ***The person is a member of the Board of directors (Supervisory council) of the joint stock company*** The date of the ground occurrence: ***22.06.2004*** Ground: ***The person is a member of collegial executive body of the joint stock company*** The date of the ground occurrence: ***20.07.2004***	***0,1055%***	***0.01292%***
The date of introduction: *31.03.2005* Content: *the entity is the Company's affiliate*	-	-	-	Name: ***Closed Joint Stock Company "Eriksson svyaz"*** Location: ***603009, Nizhny Novgorod city, Gagarin avenue, 37*** Mail address: ***603129, RF, Nizhny Novgorod city, Yanka Kupala str., 10*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence:	-	-

				25.05.1998		
The date of introduction: *31.03.2005* Content: *the entity is the Company's affiliate*	-	-	-	Name: ***Closed Joint Stock Company "Digital telecommunications"*** Location: ***Cheboksary town, Shumilov str., 20*** Mail address: ***428031, Cheboksary town, Shumilov str., 20*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***	-	*0,0006%*
The date of introduction: *31.03.2005* Content: *the entity is the Company's affiliate*	-	-	-	Name: ***Limited Liability Company "Izhcom"*** Location: ***Izhevsk city, Pushkinskaya str., 278*** Mail address: ***426057, Izhevsk city, K.Marx str., 206*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***	-	-
The date of introduction: *31.03.2005* Content: *change of fraction of the Company's shares belonging to an affiliated entity*	Name: ***Closed Joint Stock Company "Commercial bank "C-Bank"*** Location: ***Izhevsk city, Lenin str., 6*** Mail address: ***426057, Izhevsk city, Lenin str., 6*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter***	*0,0014%*	*0,0137%*	Name: ***Closed Joint Stock Company "Commercial bank "C-Bank"*** Location: ***Izhevsk city, Lenin str., 6*** Mail address: ***426057, Izhevsk city, Lenin str., 6*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the***	*0,0014%*	-

	(reserve) capital of this entity The date of the ground occurrence: ***1.12.2002***			***charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***		
The date of introduction: *31.03.2005* Content: *change of fraction of the Company's shares belonging to an affiliated entity*	Name: ***Non-profit organization non-government pension fund "Doveriye"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod city, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***24.10.1997***	***0,00279%***	-	Name: ***Non-profit organization non-government pension fund "Doveriye"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod city, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***24.10.1997***	-	-
The date of introduction: *31.03.2005* Content: *change of the mail address and location*	Name: ***Limited Liability Company "Vyatka –Page"*** Location: ***Kirov city, Uralskaya str., 1*** Mail address: ***610016, Kirov city, Uralskaya str., 1*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***	---	---	Name: ***Limited Liability Company "Vyatka –Page"*** Location: ***610000, Kirov city, Drelevsky str., 43/1*** Mail address: ***610000, Kirov city, Drelevsky str., 43/1*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***	---	---

1283-2(b)

RECEIVED
2006 JUN -8 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE LIST OF AFFILIATED PERSONS AND ENTITIES

Open Joint Stock Company "VolgaTelecom"
(the issuer's code: 00137-A)

31.12.2004

OJSC "VolgaTelecom" General Director
V.F. Lyulin

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

The list of affiliated persons and entities

Affiliated person/entity	Share of common stock in the Company's Charter capital	Share of preferred stock in the Company's Charter capital
Full name: ***Andreev Vladimir Alexandrovich*** Residence location: ***Samara city*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Full name: ***Bobin Maxim Victorovich*** Residence location: ***Mytishchy town of Moscow oblast*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Full name: ***Grigorieva Alla Borisovna*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	*0.00061%*
Full name: ***Degtyarev Valeryi Victorovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Full name: ***Dudchenko Vladimir Vladimirovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Full name: ***Romskyi Georgyi Alexeevich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Full name: ***Savchenko Victor Dmitrievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Full name: ***Fedorov Oleg Romanovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---
Full name: ***Chernogorodskyi Sergey Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: *22.06.2004*	---	---

Full name: ***Yurchenko Evgenyi Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004***	---	---
Full name: ***Vystorop Vasilyi Petrovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Full name: ***Grigorieva Lyubov Ivanovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,00015%***	---
Full name: ***Dyakonov Mikhail Vasilievich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Full name: ***Evdokimov Oleg Lvovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,00007%***	***0.00009%***
Full name: ***Elkin Sergey Leonidovich*** Residence location: ***Samara*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,04228%***	***0.00528%***
Full name: ***Kirillov Alexander Ivanovich*** Residence location: ***Yoshkar-Ola*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,06568%***	***0.00112%***
Full name: ***Kormilitsyna Lyudmila Alexeevna*** Residence location: ***Moscow*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Full name: ***Korolkov Oleg Animpadistovich*** Residence location: ***Saratov*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,09269%***	***0.00990%***
Full name: ***Petrov Mikhail Victorovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Full name: ***Popkov Nikolai Ivanovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company***	---	---

Ground occurrence date: ***20.07.2004***		
Full name: ***Sipatova Taisiya Mikhailovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Full name: ***Sklyarov Ivan Petrovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	***0.00103%***
Full name: ***Shchukina Elvira Konstantinovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	---	---
Full name: ***Lyulin Vladimir Fedorovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person exercises the authorities of a sole executive of the joint stock company*** Ground occurrence date: ***26.03.2003*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***22.06.2004*** Ground: ***the person is a member of collegial executive body of the joint stock company*** Ground occurrence date: ***20.07.2004***	***0,13603%***	***0.01292%***
Name: ***Open Joint Stock Company "Investment communication company"*** Location: ***Moscow, Pluyshchikha str., bld. 55, constr.2*** Mail address: ***119121, Moscow, Pluyshchikha str., bld. 55, constr.2*** Ground: ***the entity is entitled to dispose of more than 20% of the company's voting shares*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	***38,0035%***	---
Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk city, Lenin str., 6*** Mail address: ***426057, Izhevsk city, Lenin str., 6*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	***0,0014%***	***0,0137%***
Name: ***Closed Joint Stock Company "Narodnyi telephone Saratov"*** Location: ***Saratov city, Kiselev str., 40*** Mail address: ***410600, Saratov city, Kiselev str., 40*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Nizhegorodskaya cellular communication"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod city, M.Gorky sq., Post House***	---	---

Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***30.03.1995***		
Name: ***Closed Joint Stock Company "Nizhegorodskyi radiophone"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod city, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***26.08.1999***	---	---
Name: ***Closed Joint Stock Company "Nizhegorodteleservice"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603107, Nizhny Novgorod city, Zhukov sq., 3*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***26.02.1997***	---	---
Name: ***Closed Joint Stock Company "Orenburg – GSM"*** Location: ***Orenburg city, Volodarsky str., 11*** Mail address: ***460052, Orenburg city, Avtomatiki av., 8, P.O.Box 2153*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Penza – Mobile"*** Location: ***Penza city, Kuprin str., 1/3*** Mail address: ***440035, Penza city, Popov str., 2a*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Pulse – Radio Yoshkar-Ola"*** Location: ***Yoshkar-Ola town, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola town, Sovietskaya str., 138*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Samara – Telecom"*** Location: ***Samara city, Polevaya str., 43*** Mail address: ***443001, Samara city, Polevaya str., 43*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Saratov – Mobile"*** Location: ***Saratov city, Kiselev str., 40*** Mail address: ***410004, Saratov city, Chernyshevskyi str., 88, bld. 5*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Cellular communication of Mordoviya"*** Location: ***Saransk town, Bolshevistskaya str., 13***	---	---

Mail address: ***430000, Saransk town, Kommunisticheskaya str., 52*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***		
Name: ***Closed Joint Stock Company "TeleSviyazInform"*** Location: ***Saransk town, Bolshevistskaya str., 13*** Mail address: ***430000, Saransk town, Bolshevistskaya str., 13*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Transsviyaz"*** Location: ***Nizhny Novgorod city, Chaadaev str., 2*** Mail address: ***603116, Nizhny Novgorod city, Gordeevskaya str., bld.5*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***3.06.1997***	---	---
Name: ***Closed Joint Stock Company "Ulyanovsk – GSM"*** Location: ***Ulyanovsk city, L.Tolstoy str., 60*** Mail address: ***432063, Ulyanovsk city, Goncharov str., 52*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Chuvashiya Mobile"*** Location: ***Cheboksary town, K.Ivanov str., 83*** Mail address: ***428018, Cheboksary town, K.Ivanov str., 83*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Chery Page"*** Location: ***Cheboksary town, K.Ivanov str., 83*** Mail address: ***428018, Cheboksary town, K.Ivanov str., 83*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Non-profitable organization non-government pension fund "Doveriye"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod city, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***24.10.1997***	***0,00279%***	---
Name: ***Limited Liability Company "Agrofirm "REANTA"*** Location: ***Yoshkar-Ola town, Chavaina blvd., 11 a*** Mail address: ***424000, Yoshkar-Ola town, Chavaina blvd., 11 a*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---

Name: ***Limited Liability Company "Vyatka – Page"*** Location: ***Kirov city, Uralskaya str., 1*** Mail address: ***610016, Kirov city, Uralskaya str., 1*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Limited Liability Company "Radio –Resonance"*** Location: ***Nizhny Novgorod city, Okskyi sjezd,, 8*** Mail address: ***603022. Nizhny Novgorod city, Okskyi sjezd, 8*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***8.12.1997***	---	---
Name: ***Open Joint Stock Company "Informational commercial networks "OMRIX"*** Location: ***Orenburg city, Tereshkova str., 10*** Mail address: ***460018, Orenburg city, Tereshkova str., 10*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Open Joint Stock Company "Telesot"*** Location: ***Orenburg city, Tereshkova str., 257*** Mail address: ***460050, Orenburg city, Tereshkova str., 257*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company Joint Venture "Pulse – Radio"*** Location: ***Yoshkar-Ola town, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola town, Sovietskaya str., 138*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Open Joint Stock Company "Tatincom – T"*** Location: ***the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Mail address: ***420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter capital of this entity*** Ground occurrence date: ***13.10.2003***	---	---
Name: ***Open Joint Stock Company of DLD&ILD "Rostelecom"*** Location: ***127091, Moscow city, Delegatskaya str., 5*** Mail address: ***125047, Moscow city, 1-st Tverskaya-Yamskaya str., 14*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	---	---
Name: ***Open Joint Stock Company "CenterTelecom"*** Location: ***141400, Moscow's oblast, Khimki town, Proletarskaya str., 23*** Mail address: ***125993, Moscow city, GSP-3, Degtyarnyi pereulok 6, building 2*** Ground: ***the entity belongs to the same group of entities to which the joint***	---	---

stock company belongs Ground occurrence date: ***10.10.1995***		
Name: ***Open Joint Stock Company "North Western Telecom"*** Location: ***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*** Mail address: ***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "Southern Telecom Company"*** Location: ***350000, Krasnodar city, Karasunskaya str., 66*** Mail address: ***350000, Krasnodar city, Karasunskaya str., 66*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "Uralsvyazinform"*** Location: ***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*** Mail address: ***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "SibirTelecom"*** Location: ***630099, Novosibirsk city, M.Gorki str., 53*** Mail address: ***630099, Novosibirsk city, M.Gorki str., 53*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "Dalsvyaz"*** Location: ***690950, Vladivostok city, Svetlanskaya str., 57*** Mail address: ***690950, Vladivostok city, Svetlanskaya str., 57*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Dagestan's open joint stock company of communication and informatics*** Location: ***367012, the Republic of Dagestan, Makhachkala-12 town, Lenin avenue, 3*** Mail address: ***367012, the Republic of Dagestan, Makhachkala-12 town, Lenin avenue, 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Closed Joint Stock Company "Mobile telecommunications"*** Location: ***119121, Moscow city, Pluyshchikha str.,55, bld., 2*** Mail address: ***119121, Moscow city, Pluyshchikha str.,55, bld., 2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***15.09.1998***	---	---
Name: ***Open Joint Stock Company "Central Telegraph"*** Location: ***125375, Moscow city, Tverskaya str., 7*** Mail address: ***125375, Moscow city, Tverskaya str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint***	---	---

stock company belongs Ground occurrence date: ***30.05.1997***		
Name: ***Open Joint Stock Company "Giprosvyaz"*** Location: ***123298, Moscow city, 3-rd Khoroshevskaya str., 11*** Mail address: ***123298, Moscow city, 3-rd Khoroshevskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	---	---
Name: ***Limited Liability Company Private security business "Rostelecom-security"*** Location: ***127486, Moscow city, Deguninskaya str., 2, building 2*** Mail address:***127486, Moscow city, Deguninskaya str., 2, building 2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***	---	---

CHANGES in the List of affiliated persons/entities of OJSC "VolgaTelecom" That occurred during the report quarter

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons/entities	**Affiliated person/entity**	**Share of ordinary stock in the Company's charter capital**	**Share of preferred stock in the Company's charter capital**	**Affiliated person/entity**	**Share of ordinary stock in the Company's charter capital**	**Share of preferred stock in the Company's charter capital**
The date of introduction: *04.10.2004* Content: *the change of the Company's equity share in the charter capital of CJSC "Ulyanovsk-GSM" due to the acquisition of 5% share.*	Name: ***Closed Joint Stock Company "Ulyanovsk-GSM"*** Location: ***Ulyanovsk city, L.Tolstoy str., 60*** Mail address: ***432063, Ulyanovsk city, Goncharov str., 52*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** Ground occurrence date: ***1.12.2002***	-	-	Name: ***Closed Joint Stock Company "Ulyanovsk-GSM"*** Location: ***Ulyanovsk city, L.Tolstoy str., 60*** Mail address: ***432063, Ulyanovsk city, Goncharov str., 52*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** Ground occurrence date: ***1.12.2002***	-	-
The date of introduction: ***10.12.2004*** Content: *withdrawal from the entry list due to the liquidation of the entity*	Name: ***Limited Liability Company "Private security enterprise "ROS"*** Location: ***Penza city, Dzerzhinsky str., 30*** Mail address: ***440062, Penza city, Dzerzhinsky str., 30*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the***	-	-	-	-	-

	stocks (holdings, shares) making up the charter (reserve) capital of this entity Ground occurrence date: ***1.12.2002***					
The date of introduction: ***31.12.2004*** Content: *change of the organization's name*	Name: ***Closed Joint Stock Company Joint Venture "Pulse – Radio"*** Location: ***Yoshkar-Ola town, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola town, Sovietskaya str., 138*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** Ground occurrence date: ***1.12.2002***	-	-	Name: ***Closed Joint Stock Company "Pulse – Radio"*** Location: ***Yoshkar-Ola town, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola town, Sovietskaya str., 138*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** Ground occurrence date: ***1.12.2002***	-	-
The date of introduction: ***31.12.2004*** Content: *change of location's ZIP code and of mail address*	Name: ***Open Joint Stock Company of DLD&ILD "Rostelecom"*** Location: ***103091, Moscow city, Delegatskaya str., 5*** Mail address: ***103091, Moscow city, Delegatskaya str., 5*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	-	-	Name: ***Open Joint Stock Company of DLD&ILD "Rostelecom"*** Location: ***127091, Moscow city, Delegatskaya str., 5*** Mail address: ***125047, Moscow city, 1-st Tverskaya-Yamskaya str., 14*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	-	-
The date of introduction: ***31.12.2004*** Content: *change of location's address and of mail address*	Name: ***Open Joint Stock Company "North Western Telecom"*** Location: ***191186, St.Petersburg, Bolshaya Morskaya str., 24)*** Mail address: ***191186, St.Petersburg, Bolshaya Morskaya str., 24*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs***	-	-	Name: ***Open Joint Stock Company "North Western Telecom"*** Location: ***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*** Mail address: ***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*** Ground: ***the entity belongs to the same***	-	-

	Ground occurrence date: ***10.10.1995***			***group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***		
The date of introduction: *31.12.2004* Content: *change of location's address and of mail address*	Name: ***Open Joint Stock Company "Uralsvyazinform"*** Location: ***614096, Perm city, Lenin str., 68*** Mail address: ***614096, Perm city, Lenin str., 68*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-	Name: ***Open Joint Stock Company "Uralsvyazinform"*** Location: ***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*** Mail address: ***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-
The date of introduction: *31.12.2004* Content: *change of location's address and of mail address*	Name: ***Open Joint Stock Company "SibirTelecom"*** Location: ***630099, Novosibirsk city, Lenin str., 5*** Mail address: ***630099, Novosibirsk city, Lenin str., 5*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-	Name: ***Open Joint Stock Company "SibirTelecom"*** Location: ***630099, Novosibirsk city, M.Gorki str., 53*** Mail address: ***630099, Novosibirsk city, M.Gorki str., 53*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-
The date of introduction: *31.12.2004* Content: *change of location's address and of mail address*	Name: ***Dagestan's open joint stock company of communication and informatics*** Location: ***367012, the Republic of Dagestan, Makhachkala town, Lenin avenue, 1*** Mail address: ***367012, the Republic of Dagestan, Makhachkala town, Lenin avenue, 1*** Ground: ***the entity belongs to the same group of entities to which the joint stock***	-	-	Name: ***Dagestan's open joint stock company of communication and informatics*** Location: ***367012, the Republic of Dagestan, Makhachkala-12 town, Lenin avenue, 3*** Mail address: ***367012, the Republic of Dagestan, Makhachkala-12 town, Lenin avenue, 3*** Ground: ***the entity belongs to the same group of entities to which the joint***	-	-

	company belongs Ground occurrence date: ***10.10.1995***			***stock company belongs*** Ground occurrence date: ***10.10.1995***		
The date of introduction: ***31.12.2004*** Content: *change of location's ZIP code and of mail address*	Name: ***Open Joint Stock Company "Central Telegraph"*** Location: ***103375, Moscow city, Tverskaya str., 7*** Mail address: ***103375, Moscow city, Tverskaya str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	-	-	Name: ***Open Joint Stock Company "Central Telegraph"*** Location: ***125375, Moscow city, Tverskaya str., 7*** Mail address: ***125375, Moscow city, Tverskaya str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	-	-
The date of introduction: ***31.12.2004*** Content: *on 01.10.2004 the company was excluded from Unique State Register of Legal Entities due to the affiliation to OJSC "North Western Telecom"*	Name: ***Open Joint Stock Company "Lensvyaz"*** Location: ***190000, St.Petersburg, Bolshaya Morskaya str., 61*** Mail address: ***190000, St.Petersburg, Bolshaya Morskaya str., 61*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-	-	-	-
The date of introduction: ***31.12.2004*** Content: *on 01.10.2004 the company was excluded from Unique State Register of Legal Entities due to the affiliation to OJSC "North Western Telecom"*	Name: ***Open Joint Stock Company "Svyaz" of Komi Republic*** Location: ***167610, Syktyvkar town, Lenin str., 60*** Mail address: ***167610, Syktyvkar town, Lenin str., 60*** Ground: ***the entity belongs to the group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	-	-	-	-	-

1253-2(б)

ОАО «ВолгаТелеком»
Открытое акционерное общество
ВолгаТелеком

603000, Россия, г. Нижний Новгород, пл. М. Горького, Дом Связи

СООБЩЕНИЕ

Уважаемый акционер!

Открытое акционерное общество «ВолгаТелеком» уведомляет вас о проведении годового общего собрания акционеров 28 июня 2005 года в форме совместного присутствия по адресу: г. Нижний Новгород, пл. М. Горького, Дом связи, время начала собрания 10.00 (местного времени), начало регистрации в 8.00 (местного времени).

Повестка дня общего собрания акционеров:

1. Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков), распределение прибыли и убытков Общества по результатам отчетного (2004) финансового года.
2. О выплате дивидендов за 2004 год, размере, сроках и форме их выплаты по акциям каждой категории.
3. Внесение изменений и дополнений в Устав Общества.
4. Внесение изменений и дополнений в Положение о Совете директоров Общества.
5. Внесение изменений в Положение о порядке проведения общего собрания акционеров Общества.
6. Избрание членов Совета директоров Общества
7. Избрание членов Ревизионной комиссии Общества.
8. Утверждение аудитора Общества на 2005 год.
9. Определение размера вознаграждения членам Совета директоров Общества.
10. О прекращении участия Общества в некоммерческой организации «Ассоциация операторов федеральной сети делового обслуживания «ИСКРА» путем выхода из состава ее членов.
11. О прекращении участия Общества в некоммерческой организации «Ассоциация операторов федеральной сотовой сети NMT-450» путем выхода из состава ее членов.
12. О прекращении участия Общества в некоммерческой организации «Союз производителей и потребителей оборудования средств связи» путем выхода из состава его членов.

Право голоса по всем вопросам повестки дня собрания акционеров имеют акционеры — владельцы обыкновенных акций Общества.

Список лиц, имеющих право на участие в годовом общем собрании акционеров, составлен на основании данных реестра акционеров по состоянию на 18.00 (местного времени) 10 мая 2005 года.

С 30 мая 2005 года лица, имеющие право на участие в годовом общем собрании акционеров, могут ознакомиться с материалами повестки дня общего собрания акционеров по следующим адресам:

г. Нижний Новгород, пл. М. Горького, Дом связи, с 9.00 до 18.00 (местного времени);
г. Киров, ул. Дрелевского,43/1, с 8.00 до 17.00 (местного времени);
г. Йошкар-Ола, ул. Советская, 138, с 8.00 до 17.00 (местного времени);
г. Саранск, ул. Большевистская,13, с 8.30 до 17.30 (местного времени);
г. Оренбург, ул. Володарского, 11, с 9.00 до 18.00 (местного времени);
г. Пенза, ул. Куприна, 1/3, с 8.00 до 17.00 (местного времени);
г. Самара, ул. Красноармейская, 17, с 8.00 до 17.00 (местного времени);
г. Саратов, ул. Киселева, 40, с 8.00 до 17.00 (местного времени);
г. Ульяновск, ул. Л. Толстого, 60, с 8.00 до 17.00 (местного времени);
г. Ижевск, ул. Пушкинская, 278, с 8.00 до 17.00 (местного времени);
г. Чебоксары, пр. Ленина, 2, с 8.00 до 17.00 (местного времени),
а также на сайте Общества в Интернете по адресу: www.vt.ru на русском и английском языках.

Акционер (представитель акционера) имеет право проголосовать досрочно, направив надлежащим образом заполненные бюллетени для голосования по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи. Голоса, представленные бюллетенями для голосования, учитываются при определении кворума и подведении итогов голосования при условии получения их Обществом не позднее чем за два дня до даты проведения собрания, т.е. не позднее 25 июня 2005 года включительно.

Если голосование будет осуществляться по доверенности путем направления бюллетеней для голосования, к бюллетеням необходимо приложить доверенность, на основании которой действует представитель, или ее надлежаще заверенную копию, либо документ, подтверждающий права представителя действовать без доверенности от имени акционера — юридического лица.

Полномочия представителей акционеров — физических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации. Полномочия представителей акционеров — юридических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации или документом, подтверждающим права представителя действовать без доверенности от имени юридического лица — акционера.

Телефон для справок: 8-8312-30-02-72 Совет директоров ОАО «ВолгаТелеком»

Корпоративный секретарь ОАО «ВолгаТелеком» (Н. И. Покровская)

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

„Российская газета" от 24 мая 2005 г. № 112 (3777) стр. 6

1253-2(б)

Российская газета
№149 (3818) от 12 июля 2005г.

12 июля 2005 г №149 (3818)

Открытое акционерное общество ВолгаТелеком

Открытое акционерное общество «ВолгаТелеком»

Зарегистрировано 15.12.93 г. администрацией г. Н. Новгорода, регистрационный № 448
Почтовый адрес и место нахождения:
603000, г. Н. Новгород, пл. Горького, Дом связи
телефон: (8-8312) 33-20-47, факс: (8-8312) 30-67-68

сообщает об итогах общего годового собрания акционеров, состоявшегося 28 июня 2005 г.

1. Избран Совет директоров в составе 11 человек:

Беляев Константин Владимирович	**Председатель Совета директоров Общества,** заместитель генерального директора ОАО «Связьинвест»
Бобин Максим Викторович	**Заместитель председателя Совета директоров Общества,** начальник юридического отдела Московского представительства компании «Эн-Си-Эйч Эдвайзорс, Инк.»
Андреев Владимир Александрович	Ректор Поволжской государственной академии телекоммуникаций и информатики
Буланча Сергей Анатольевич	Начальник управления связи Федерального агентства связи
Григорьева Алла Борисовна	Заместитель директора — Начальник отдела Департамента корпоративного управления ОАО «Связьинвест»
Дегтярев Валерий Викторович	Генеральный директор ЗАО «Профессиональные телекоммуникации»
Кузнецов Сергей Иванович	Первый заместитель генерального директора ОАО «Связьинвест»
Куликов Денис Викторович	Эксперт Ассоциации по защите прав инвесторов
Слизень Виталий Александрович	Директор Департамента государственной политики в области инфокоммуникационных технологий Мининформсвязи России
Федоров Олег Романович	Исполнительный директор ЗАО «Объединенная финансовая группа»
Черногородский Сергей Валериевич	Директор Департамента акционерного капитала ОАО «Связьинвест»

2. Избрана Ревизионная комиссия в составе 5 человек:

Королева Ольга Григорьевна	**Председатель Ревизионной комиссии Общества,** Главный бухгалтер ОАО «Связьинвест»
Голубицкий Богдан Иванович	Главный специалист Департамента экономического планирования и бюджетирования ОАО «Связьинвест»
Зубова Татьяна Юрьевна	Заместитель начальника отдела Департамента бухгалтерского учета ОАО «Связьинвест»
Качурин Александр Владимирович	Начальник отдела Департамента финансов ОАО «Связьинвест»
Феоктистова Наталья Вадимовна	Руководитель группы Департамента правового обеспечения ОАО «Связьинвест»

3. Утвержденный размер дивидендов:
на одну обыкновенную акцию — **1,3779 руб.**
на одну привилегированную акцию — **2,5082 руб.**
Начало выплаты дивидендов каждой категории акций **с 15.07.2005 г.**
Срок окончания выплаты дивидендов по обыкновенным и привилегированным акциям — **до 15.12.2005 г.**

4. Внесены изменения и дополнения в Устав и Положение о Совете директоров Общества, внесены изменения в Положение о порядке проведения общего собрания акционеров Общества.

5. Аудитором Общества на 2005 г. утверждена фирма ООО «Эрнст энд Янг».

В соответствии с п. 1 статьи 92 Федерального закона «Об акционерных обществах» ОАО «ВолгаТелеком» доводит до сведения своих акционеров:

1. Ведение реестра Общества осуществляет ЗАО «Регистратор Связь» (лицензия № 10-000-1-00258 от 01.10.2002 г. выдана Федеральной комиссией по рынку ценных бумаг).
Место нахождения: г. Москва, ул. Б. Оленья, дом 15а.
Телефон—факс: (8-095) 933-42-21.

2. Дата закрытия реестра Общества на годовое общее собрание — 10.05.2005 г.
Количество акционеров, владеющих голосующими акциями и имеющих право на участие в годовом собрании, — 16 463 акционера.

Бухгалтерский баланс ОАО «ВолгаТелеком» за 2004 год (утвержден общим годовым собранием **28.06.2005 г.**).

		На начало отчетного периода	На конец отчетного периода
	Актив		
1.	Внеоборотные активы	18 035 425	24 232 134
2.	Оборотные активы	3 141 535	3 977 378
	Баланс	**21 176 960**	**28 209 512**
	Пассив		
3.	Капитал и резервы	12 982 517	14 592 448
4.	Долгосрочные обязательства	3 394 273	5 722 878
5.	Краткосрочные обязательства	4 800 170	7 894 186
	Баланс	**21 176 960**	**28 209 512**

Отчет о прибылях и убытках за 2004 год (утвержден общим годовым собранием 28.06.2005 г.).

		За отчетный период	За аналогичный период прошлого года
1.	Выручка от продажи товаров, продукции, работ, услуг	18 604 604	14 677 305
2.	Себестоимость продажи товаров, продукции, работ, услуг	(13 264 137)	(10 487 864)
3.	Прибыль от продаж	5 340 467	4 189 441
4.	Чистая прибыль	2 056 268	2 001 256

Соотношение стоимости чистых активов и размера уставного капитала составило 903,9%.

Достоверность бухгалтерской отчетности ОАО «ВолгаТелеком» подтверждена аудиторской фирмой ЗАО «Эрнст энд Янг Внешаудит».

Председатель собрания,
Генеральный директор ОАО «ВолгаТелеком» С.В. Омельченко
Секретарь собрания Н.И. Покровская

12g 3-2(b)

Open Joint Stock Company "VolgaTelecom"

Registered on 15.12.1993 by the Administration of Nizhny Novgorod city,
Registration № 448
Mail address and location:
603000, Nizhny Novgorod city, M.Gorky sq., Post House
Phone: (8-8312) 33-20-47, Fax: (8-8312)30-67-68

Advises on the results of annual general meeting of shareholders held on June 28, 2005.

1. The Board of directors was elected with the structure of 11 persons:

Belyaev Konstantin Vladimirovich	**The Chairman of the Company's Board of directors**, deputy to the General Director of OJSC "Svyazinvest"
Bobin Maxim Victorovich	**Deputy to the chairman of the Company's Board of directors**, chief of legal department of Moscow's representation office of "NCH Advisors, Inc."
Andreev Vladimir Alexandrovich	Rector of Povolzhskyi state academy of telecommunications and informatics
Bulancha Sergey Anatolievich	Chief of communication department of Federal agency of communication
Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"
Degtyarev Valeryi Victorovich	General Director of CJSC "Professional telecommunications"
Kuznetsov Sergey Ivanovich	First deputy to the General Director of OJSC "Svyazinvest"
Kulikov Denis Victorovich	Expert of Association for investors rights protection
Slizen Vitalyi Anatolievich	Director of the Department of state policy in info communications technologies of the Ministry of Information and Communication of Russia
Fedorov Oleg Romanovich	Executive director of CJSC "Joint financial group"
Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Sviayzinvest"

2. The Auditing committee was elected with the structure of 5 persons:

Koroleva Olga Grigorievna	**The Chairman of the Company's Auditing committee,** Chief accountant of OJSC "Svyazinvest"
Golubitskyi Bogdan Ivanovich	Main specialist of the Department of economic planning and budgeting of OJSC "Svyazinvest"
Zubova Tatiana Yurievna	Deputy to the chief of the sector of the Department of bookkeeping of OJSC "Svyazinvest"
Kachurin Alexander Vladimirovich	Chief of the sector of finance Department of OJSC "Svyazinvest"
Feoktistova Nataliya Vadimovna	Head of the group of the Department of legal provision of OJSC "Svyazinvest"

3. Approved size of dividends:

Per one ordinary share **- 1,3779 rubles.**
Per one preferred share **- 2,5082 rubles.**
The beginning of dividends payment on each category of shares **since 15.07.2005.**
The end of the time of dividends payment on ordinary and preferred shares – **till 15.12.2005**.

4. Changes and addenda were introduced to the Company's Charter and the Provision on the Board of directors; changes were introduced to the Provision on the procedure of holding general meeting of shareholders of the Company.
5. LLC "Ernst & Young" was approved as the Company's Auditor for 2005.

In accordance with item 1 of article 92 of Federal law "On joint stock companies" the Company advises to its stockholders:

1. The Company's register is kept by CJSC "Registrator Svyaz" (license № 10-000-1-00258 of 01.10.2002 is issued by Federal Commission for the Securities Market)
Location: Moscow, B. Oleniya str., 15a
Phone, fax: (8-095) 933-42-21.

2. The date of the Company's register closing for the annual general meeting – 10.05.2005. The number of stockholders possessing voting shares and having the right to participate in the annual meeting – 16 463 shareholders.

Accounting balance-sheet of OJSC "VolgaTelecom" for 2004 (approved by the annual general meeting on **28.06.2005**).

		As of the beginning of the report period	As of the end of the report period
	Assets		
1.	Non-current assets	18 035 425	24 232 134
2.	Current assets	3 141 535	3 977 378
	Balance	**21 176 960**	**28 209 512**
	Liabilities		
3.	Capital and reserves	12 982 517	14 592 448
4.	Long-term liabilities	3 394 273	5 722 878
5.	Short-term liabilities	4 800 170	7 894 186
	Balance	**21 176 960**	**28 209 512**

Profit and loss statement for 2004 (approved by the annual general meeting on 28.06.2005).

		For the report period	For similar period of the past year
1.	Proceeds of sales of goods, products, works and services	18 604 604	14 677 305
2.	Prime cost of sales of goods, products, works and services	(13 264 137)	(10 487 864)
3.	Sales profit	5 340 467	4 189 441
4	Net profit	2 056 268	2 001 256

The ratio of net asset value and the charter capital amount was 903,9%.

The credibility of OJSC "VolgaTelecom" accounting statement is confirmed by audit company CJSC "Ernst & Young Vneshaudit".

The Chairman of the meeting,
OJSC "VolgaTelecom" General Director S.V. Omelchenko

The secretary of the meeting N.I. Pokrovskaya

(Extract from the newspaper "Rossiiskaya gazeta" № 149 (3818) of July 12, 2005).

Communication on material fact
"Data on resolutions of general meetings"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*102520301478*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*Supplement to "Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*1000137A30062005*

2. The communication's content

2.1. Type of general meeting (annual, extraordinary): *annual*
2.2. The form of general meeting holding: *compresence*
2.3. The date and location of the general meeting holding: *June 28, 2005, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
2.3. The general meeting's quorum:
As of 10:00 a.m. the shareholders and their authorized representatives possessing 208 769 095 votes in the aggregate were registered.
The quorum for passing the resolution on issues №№ 1-6, №№ 8-12 of the meeting's agenda is ensured by participation of shareholders possessing in the aggregate over 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company.
The quorum for passing the resolution on issue № 7 (Election of the members of the Company's Auditing committee) is ensured by participation of shareholders possessing in the aggregate over 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company, and also the voting shares belonging to the members of the Board of directors or to persons holding posts in the Company's management bodies.
The quorum for passing the resolutions on all the issues of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of compresence is available.
2.4. The issues put for voting and the results of voting on them:
Issue №1: "Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year"
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**169 279 728**	**81,08%**
Against	921	<0,01%
Abstain	21 968	0,01%

Issue №2: "On payment of dividends for 2004, the size, time and form of their payment on the shares of each category"

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**169 360 508**	**81,12%**
Against	5 205	<0,01%
Abstain	18 052	0,01%

Issue №3: "Introduction of changes and addenda to the Company's Charter"

3.1. To introduce changes and addenda to item 8.2. of article 8 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**41 565 157**	**19,91%**
Against	128 705 965	61,65%
Abstain	137 225	0,07%

3.2 To introduce changes and addenda to item 12.12. of article 12 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**170 349 594**	**81,60%**
Against	13 851	0,01%
Abstain	39 709	0,02%

3.3. To introduce changes and addenda to item 13.4. of article 13 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**170 353 064**	**81,60%**
Against	13 393	0,01%
Abstain	37 858	0,02%

3.4. To introduce changes and addenda to sub-item 34 of item 13.4. of article 13 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**156 385 195**	**74,91%**
Against	13 886 206	6,65%
Abstain	131 382	0,06%

3.5. To introduce changes and addenda to sub-item 36 of item 13.4. of article 13 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**142 798 591**	**68,40%**
Against	26 956 888	12,91%
Abstain	42 383	0,02%

3.6. To introduce changes and addenda to sub-item 39 of item 13.4. of article 13 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**170 220 030**	**81,54%**
Against	12 751	0,01%
Abstain	46 530	0,02%

3.7. To introduce changes and addenda to sub-item 40 of item 13.4. of article 13 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**170 224 672**	**81,54%**
Against	**11 879**	**0,01%**
Abstain	**44 568**	**0,02%**

3.8. To introduce changes to item 13.4. of article 13. To consider sub-items 40, 41 of the Company's Charter to be sub-items 41, 42 correspondingly.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**170 203 568**	**81,53%**
Against	14 475	0,01%
Abstain	63 137	0,03%

3.9. To introduce changes and addenda to sub-item 2 of item 14.4. of article 14 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**142 810 632**	**68,41%**
Against	27 415 851	13,13%
Abstain	55 149	0,03%

Issue №4: "Introduction of changes and addenda to the Provision on the Company's Board of directors"

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**168 823 262**	**80,87%**
Against	14 531	0,01%
Abstain	137 113	0,07%

Issue №5: "Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company"

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**168 970 486**	**80,94%**
Against	5 348	0,00%
Abstain	138 264	0,07%

Issue № 6: "Election of the members of the Company's Board of directors"
Aggregate voting results:

№	Candidate's surname, name and patronymic name	The number of "FOR" votes
1.	Kuznetsov Sergey Ivanovich	**203 176 618**
2.	Belyaev Konstantin Vladimirovich	**199 090 525**
3.	Bobin Maxim Victorovich	**182 854 645**
4.	Grigorieva Alla Borisovna	**182 548 046**
5.	Andreev Vladimir Alexandrovich	**174 657 014**
6.	Degtyarev Valeryi Victorovich	**172 804 623**
7.	Chernogorodskyi Sergey Valerievich	**172 783 222**
8.	Bulancha Sergey Anatolievich	**172 777 699**
9.	Slizen Vitalyi Alexandrovich	**172 763 445**
10.	Fedorov Oleg Romanovich	**142 746 215**
11.	Kulikov Denis Victorovich	**75 662 847**
12.	Romskyi Georgyi Alexeevich	**2 496 356**
13.	Devyatkina Lyudmila Ivanovna	**2 165 875**
14.	Michael Haywood	**1 777 522**
15.	Chechelnitskyi Evgenyi Alexandrovich	**1 758 975**

Issue № 7: "Election of the members of the Company's Auditing committee"
Aggregate voting results:

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Golubitskyi Bogdan Ivanovich	**For**	**166 671 374**	**80,02 %**
	Against	7 733	<0,01 %
	Abstain	2 084 406	1,00 %
	Held invalid	176 116	0,08 %

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Zubova Tatiana Yurievna	**For**	**166 669 249**	**80,02 %**
	Against	8 355	<0,01 %
	Abstain	2 083 958	1,00 %
	Held invalid	178 067	0,09 %

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Kachurin Alexander Vladimirovich	**For**	**166 669 264**	**80,02 %**
	Against	9 807	<0,01 %
	Abstain	2 084 205	1,00 %
	Held invalid	176 353	0,08 %

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Koroleva Olga Grigorievna	**For**	**166 650 364**	**80,01 %**
	Against	7 279	<0,01 %
	Abstain	2 084 497	1,00 %
	Held invalid	197 489	0,09 %

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Feoktistova Nataliya Vadimovna	**For**	**166 648 284**	**80,01 %**
	Against	8 438	<0,01 %
	Abstain	2 086 917	1,00 %
	Held invalid	195 990	0,09 %

Issue № 8: "Approval of the Company's auditor for 2005"
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**169 219 034**	**81,06%**
Against	9 559	<0,01%
Abstain	123 598	0,06%

Issue № 9: "Definition of the amount of remuneration to the members of the Company's Board of directors"
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**166 874 391**	**79,93%**
Against	423 565	0,20%
Abstain	2 045 161	0,98%

Issue №10: "On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership"
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**169 330 514**	**81,11%**
Against	4 021	<0,01%
Abstain	20 664	0,01%

Issue №11: "On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership"
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**169 085 812**	**80,99%**
Against	6 314	<0,01%
Abstain	21 556	0,01%

Issue №12: "On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership"
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**168 983 765**	**80,94%**
Against	105 680	0,05%
Abstain	25 120	0,01%

2.5. Wordings of resolutions passed by the general meeting.
On the first issue of the meeting's agenda the resolution was passed:
"To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year".
On the second issue of the meeting's agenda the resolution was passed:
"To pay dividends for 2004:

- **on ordinary stock in the size of 1,3779 rubles per one share in money form starting from 15.07.2005 till 15.12.2005;**
- **on preferred stock in the size of 2,5082 rubles per one share in money form starting from 15.07.2005 till 15.12.2005".**

On the third issue of the meeting's agenda the resolution was passed:
On issue № 3.1: **"THE RESOLUTION WAS NOT PASSED".**
On issue № 3.2: **"To introduce changes and addenda to item 12.12. of article 12 of the Company's Charter".**
On issue № 3.3: **"To introduce changes and addenda to sub-item 16 of item 13.4. of article 13 of the Company's Charter".**
On issue № 3.4: **"THE RESOLUTION WAS NOT PASSED".**
On issue № 3.5: **"THE RESOLUTION WAS NOT PASSED".**
On issue № 3.6: **"To introduce changes and addenda to sub-item 39 of item 13.4. of article 13 of the Company's Charter".**
On issue № 3.7: **"To introduce changes and addenda to sub-item 40 of item 13.4. of article 13 of the Company's Charter".**
On issue № 3.8: **"To introduce changes to item 13.4. of article 13. To consider sub-items 40, 41 of the Company's Charter to be sub-items 41, 42 correspondingly".**
On issue № 3.9: **"THE RESOLUTION WAS NOT PASSED".**

On the fourth issue of the meeting's agenda the resolution was passed:
"To introduce changes and addenda to the Provision on the Company's Board of directors".
On the fifth issue of the meeting's agenda the resolution was passed:
"To introduce changes to the Provision on the procedure of holding a general meeting of stockholders of the Company".
On the sixth issue of the meeting's agenda the resolution was passed:
"To elect the members of the Company's Board of directors:
1. **Andreev Vladimir Alexandrovich**
2. **Belyaev Konstantin Vladimirovich**
3. **Bobin Maxim Victorovich**
4. **Bulancha Sergey Anatolievich**
5. **Grigorieva Alla Borisovna**
6. **Degtyarev Valeryi Victorovich**
7. **Kuznetsov Sergey Ivanovich**
8. **Kulikov Denis Victorovich**
9. **Slizen Vitalyi Alexandrovich**
10. **Fedorov Oleg Romanovich**
11. **Chernogorodskyi Sergey Valerievich"**

On the seventh issue of the meeting's agenda the resolution was passed:
"To elect the Company's Auditing committee with the structure:
1. **Golubitskyi Bogdan Ivanovich**
2. **Zubova Tatiana Yurievna**
3. **Kachurin Alexander Vladimirovich**
4. **Koroleva Olga Grigorievna**
5. **Feoktistova Nataliya Vadimovna"**

On the eighth issue of the meeting's agenda the resolution was passed:
"To approve LLC "Ernst & Young" as the Company's auditor for 2005".
On the ninth issue of the meeting's agenda the resolution was passed:
"To approve the following rates (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:
- **0,115 % (one hundred fifteen thousandth of percent) of the Company's EBITDA based on the data of accounting statement for 2005 in accordance with International Financial Reporting Standards;**
- **0,164 % (one hundred sixty four thousandth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2005".**

On the tenth issue of the meeting's agenda the resolution was passed:
"To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership".
On the eleventh issue of the meeting's agenda the resolution was passed:
"To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership".
On the twelfth issue of the meeting's agenda the resolution was passed:
"To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership".

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature) L.S.	D.V. Pozdnyakov

12§3-2(6)

COMMUNICATION ABOUT MATERIAL FACT "DATA ON PASSING THE RESOLUTION BY THE ISSUER'S AUTHORIZED BODY ABOUT THE ISSUE OF ISSUING SECURITIES"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodicals used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Codes of material facts	*1100137A03102005*

2. The communication's content

2.1. The issuer's management body that passed the resolution about the approval of the decision about the securities issue: ***The Issuer's Board of directors.***

2.2. The date of holding the session of the issuer's management body at which the resolution was passed to approve the decision about the securities issue: ***October 3, 2005.***

2.3. The date of drawing up and the number of minutes of the session of the issuer's management body at which the resolution was passed to approve the decision about the securities issue: ***October 3, 2005, Minutes № 8***

2.4. Kind, category (type), series and other identification features of securities being placed: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds).***

2.5. The quantity of securities being placed and the face value of each security being placed: ***3 000 000 (Three million) pieces of face value of 1000 (One thousand) rubles each.***

2.6. The method of securities placement: ***Public offering.***

2.7. The price of securities placement or the procedure of its determination:

The Bonds' price offering on the first and next days of placement is set to be equal to the face value and is 1 000 (one thousand) per a Bond.

Starting from the second day of the Bonds' placement the buyer when making the Bonds' purchase and sale operations also pays the Bonds' accrued coupon yield (ACY)

$$ACY = Nom * C * ((T - T0)/ 365)/ 100\%$$

where:

ACY – accrued coupon yield, rubles;

Nom - the face value of one Bond, rubles;

C - the size of interest rate for the first coupon, per centum per annum;

T - the date of the Bonds' placement on which ACY is calculated;

T0 - the date of the Bonds' placement start;

2.8. The period of (the dates of the start and the end) the securities placement or the procedure of its determination.

The date of the start of the Bonds placement is set by the Issuer's authorized body. Herewith the placement cannot be started prior to the expiry of two weeks since the date of publishing the communication about state registration of the securities issue and about the procedure of access to the information contained in the Prospectus of securities (hereinafter – "communication about state registration of the Bonds issue"), in accordance with the requirements of Federal law "On securities market" and normative legal acts of federal body of executive authority for securities market. The communication about state registration of the Bonds issue and about the procedure of access to the information contained in the Prospectus of securities should be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of

securities" as per the following procedure and time period since the date of receipt by the Issuer of a written notification of the registration body about state registration of the securities issue:

- *On news wire of information agencies authorized by federal body of executive authority for securities market to disclose the information at the securities market (hereinafter – news wire) – not later than 1 (One) day;*
- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The Issuer publishes the communication about the date of the start of the Bonds placement as per the following procedure and time period:

- *On news wire – not later than 5 (Five) days prior to the date of the start of the Bonds placement;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the date of the start of the Bonds placement.*

The date of the placement end or the procedure of its determination:

The date of the placement end is an earlier one of the following dates:

a) 15-th (fifteenth) business day since the date of the start of the Bonds placement;

b) The date of placement of the last Bond of the issue.

Herewith the date of the placement end cannot be later than one year since the date of the state registration of the Bonds issue.

2.9. Other terms and conditions of securities placement defined by the resolution about the securities placement:

Performance of obligations on the Bonds is provided by the guaranty of Limited Liability Company "Volga – Finance". The Bonds are placed by making transactions of the Bonds purchase and sale at the Bonds' Offering Price. The transactions, during the Bonds placement, are made by using the tender system of Closed Joint Stock Company "MICEX stock exchange" (hereinafter – the Exchange) through accepting the bids for the Bonds purchase filed by using the Exchange's tender system in accordance with the Rules of holding the tenders of the Exchange.

Conclusion of transactions of the Bonds placement starts after summarizing the results of the tender of determining the interest rate of the first coupon of the Bonds and ends on the end date of the Bonds issue placement. The opportunity of preferential acquisition of the securities being placed is not stipulated. The Bonds are paid off by monetary resources by non-cash method in Russian Federation currency. The opportunity of installments during the repayment of the Bonds issue is not stipulated.

The share, if it is not placed and due to this the securities issue is considered to be invalid, is not established.

Other terms and conditions of the securities placement are stipulated by the Resolution about the securities issue.

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"		D.V. Pozdnyakov

12g3-2(b)

COMMUNICATION ABOUT MATERIAL FACT
"DATA ON PASSING THE RESOLUTION BY THE ISSUER'S AUTHORIZED BODY ABOUT THE ISSUE OF ISSUING SECURITIES"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodicals used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Codes of material facts	*1100137A03102005*

2. The communication's content

2.1. The issuer's management body that passed the resolution about the approval of the decision about the securities issue: ***The Issuer's Board of directors.***

2.2. The date of holding the session of the issuer's management body at which the resolution was passed to approve the decision about the securities issue: ***October 3, 2005.***

2.3. The date of drawing up and the number of minutes of the session of the issuer's management body at which the resolution was passed to approve the decision about the securities issue: ***October 3, 2005, Minutes № 8***

2.4. Kind, category (type), series and other identification features of securities being placed: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds).***

2.5. The quantity of securities being placed and the face value of each security being placed: ***2 300 000 (Two million three hundred thousand) pieces of face value of 1000 (One thousand) rubles each.***

2.6. The method of securities placement: ***Public offering.***

2.7. The price of securities placement or the procedure of its determination:

The Bonds' price offering on the first and next days of placement is set to be equal to the face value and is 1 000 (one thousand) per a Bond.

Starting from the second day of the Bonds' placement the buyer when making the Bonds' purchase and sale operations also pays the Bonds' accrued coupon yield (ACY)

$ACY = Nom * C * ((T - T0)/365)/100\%$

where:

ACY – accrued coupon yield, rubles;

Nom - the face value of one Bond, rubles;

C - the size of interest rate for the first coupon, per centum per annum;

T - the date of the Bonds' placement on which ACY is calculated;

T0 - the date of the Bonds' placement start;

2.8. The period of (the dates of the start and the end) the securities placement or the procedure of its determination.

The date of the start of the Bonds placement is set by the Issuer's authorized body. Herewith the placement cannot be started prior to the expiry of two weeks since the date of publishing the communication about state registration of the securities issue and about the procedure of access to the information contained in the Prospectus of securities (hereinafter – "communication about state registration of the Bonds issue"), in accordance with the requirements of Federal law "On securities market" and normative legal acts of federal body of executive authority for securities market. The communication about state registration of the Bonds issue and about the procedure of access to the information contained in the Prospectus of securities should be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" as per the following procedure and time period since the date of receipt by the Issuer of a written notification of the registration body about state registration of the securities issue:

- ***On news wire of information agencies authorized by federal body of executive authority for securities***

market to disclose the information at the securities market (hereinafter – news wire) – not later than 1 (One) day;

- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The Issuer publishes the communication about the date of the start of the Bonds placement as per the following procedure and time period:
- On news wire – not later than 5 (Five) days prior to the date of the start of the Bonds placement;
- At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the date of the start of the Bonds placement.

The date of the placement end or the procedure of its determination:
The date of the placement end is an earlier one of the following dates:
a) 15-th (fifteenth) business day since the date of the start of the Bonds placement;
b) The date of placement of the last Bond of the issue.
Herewith the date of the placement end cannot be later than one year since the date of the state registration of the Bonds issue.

2.9. Other terms and conditions of securities placement defined by the resolution about the securities placement:

Performance of obligations on the Bonds is provided by the guaranty of Limited Liability Company "Volga – Finance". The Bonds are placed by making transactions of the Bonds purchase and sale at the Bonds' Offering Price. The transactions, during the Bonds placement, are made by using the tender system of Closed Joint Stock Company "MICEX stock exchange" (hereinafter – the Exchange) through accepting the bids for the Bonds purchase filed by using the Exchange's tender system in accordance with the Rules of holding the tenders of the Exchange.
Conclusion of transactions of the Bonds placement starts after summarizing the results of the tender of determining the interest rate of the first coupon of the Bonds and ends on the end date of the Bonds issue placement. The opportunity of preferential acquisition of the securities being placed is not stipulated. The Bonds are paid off by monetary resources by non-cash method in Russian Federation currency. The opportunity of installments during the repayment of the Bonds issue is not stipulated.
The share, if it is not placed and due to this the securities issue is considered to be invalid, is not established.
Other terms and conditions of the securities placement are stipulated by the Resolution about the securities issue.

3. Signature	
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	D.V. Pozdnyakov

72§3-2(b)

COMMUNICATION ABOUT MATERIAL FACT
"DATA ABOUT THE ISSUER'S ISSUE OF SECURITIES"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodicals used by the issuer for information publishing	*"Rossiiskaya gazeta"*

RECEIVED 2006 JUN -8 P 12:40 OFFICE OF INTERNATIONAL CORPORATE FINANCE

1.9. Codes of material facts	*1100137A03102005*

2. The communication's content
2.1 Data on passing the resolution about placement of securities: 2.1.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds)*** 2.1.2. Term to maturity: ***The Bonds are retired in succession by installments during the following periods:*** ***- On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue,*** ***- On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of face value of the issue*** ***- On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of face value of the issue*** ***- On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue*** ***On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue.*** ***The retirement of each part of the Bonds' face value is made by the Paying agent at the request and for the account of the Issuer.*** ***If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's owner has no right to claim to charge interest or any other compensation for such a delay in payment.*** 2.1.3. The quantity of securities being placed: *3 000 000 (Three million) pieces* Face value of each security being placed: ***1000 (One thousand) rubles***. 2.1.4. The method of securities placement: ***Public offering.*** 2.1.5. Other terms and conditions of securities placement defined by the resolution about their placement: • The price of the Bonds placement: ***is equal to the face value of the Bonds – 1000 rubles; starting from the second day of the Bonds placement the buyer when making the Bonds' purchase and sale operations also pays the Bonds' accrued coupon yield (ACY)*** • $ACY = Nom * C * ((T - T0)/365)/100\%$ ***where:*** ***ACY – accrued coupon yield, rubles;*** ***Nom – the Bonds' face value, rubles;***

C – the size of interest rate for the first coupon, per centum per annum;
T – the date of the Bonds' placement on which ACY is calculated;
T0- the date of the Bonds' placement start;

- The form of payment – ***by monetary means by non-cash method in Russian Federation currency;***
- ***The opportunity is stipulated of acquiring the Bonds by the Issuer by the request of their owner (owners) and also under agreement with their owner (owners) with the possibility of their further circulation up to the expiry of the repayment date in accordance with the Resolution on the securities issue and the Prospectus of the securities.***

2.1.7 The issuer's management body that passed the resolution about the securities placement: ***The Issuer's Board of directors.***
2.1.8 The date and location of the session of the issuer's authorized management body at which the resolution was passed about the securities placement: ***October 03, 2005.*** Location of the session holding: ***Moscow***
2.1.9 The quorum and results of voting on the issue of passing the resolution about the securities placement: ***The quorum is available. The results of voting: "For" - 9 persons, "Against" - 1 person, "Abstain" - 1 person.***
2.1.10 The date of drawing up and the number of minutes of the session of the issuer's authorized management body at which the resolution about the securities placement was passed: ***October 03, 2005, Minutes № 8***

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"		D.V. Pozdnyakov

1253-2(b)

COMMUNICATION ABOUT MATERIAL FACT
"DATA ABOUT THE ISSUER'S ISSUE OF SECURITIES"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodicals used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Codes of material facts	*1100137A03102005*

2. The communication's content

2.1 Data on passing the resolution about placement of securities:

2.1.1. Kind, category (type), series and other identification features of securities:

Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – Bonds)

2.1.2. Term to maturity:

The Bonds are retired in succession by installments during the following periods:

- On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue,

- On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of face value of the issue

- On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of face value of the issue

- On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of face value of the issue

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue.

The retirement of each part of the Bonds' face value is made by the Paying agent at the request and for the account of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's owner has no right to claim to charge interest or any other compensation for such a delay in payment.

2.1.3. The quantity of securities being placed: ***2 300 000 (Two million three hundred thousand) pieces***

Face value of each security being placed: ***1000 (One thousand) rubles.***

2.1.4. The method of securities placement: ***Public offering.***

2.1.5. Other terms and conditions of securities placement defined by the resolution about their placement:

- The price of the Bonds placement: ***is equal to the face value of the Bonds – 1000 rubles; starting from the second day of the Bonds placement the buyer when making the Bonds' purchase and sale operations also pays the Bonds' accrued coupon yield (ACY)***
- $ACY = Nom * C * ((T - T0)/ 365)/ 100\%$

where:

ACY – accrued coupon yield, rubles;

Nom - the Bonds' face value, rubles; ***C - the size of interest rate for the first coupon, per centum per annum;*** ***T - the date of the Bonds' placement on which ACY is calculated;*** ***T0- the date of the Bonds' placement start;*** • The form of payment - ***by monetary means by non-cash method in Russian Federation currency;*** • ***The opportunity is stipulated of acquiring the Bonds by the Issuer by the request of their owner (owners) and also under agreement with their owner (owners) with the possibility of their further circulation up to the expiry of the repayment date in accordance with the Resolution on the securities issue and the Prospectus of the securities.*** 2.1.7 The issuer's management body that passed the resolution about the securities placement: ***The Issuer's Board of directors.*** 2.1.8 The date and location of the session of the issuer's authorized management body at which the resolution was passed about the securities placement: ***October 03, 2005.*** Location of the session holding: ***Moscow*** 2.1.9 The quorum and results of voting on the issue of passing the resolution about the securities placement: ***The quorum is available. The results of voting: "For" - 9 persons, "Against" - 1 person, "Abstain" - 1 person.*** 2.1.10 The date of drawing up and the number of minutes of the session of the issuer's authorized management body at which the resolution about the securities placement was passed: ***October 03, 2005, Minutes № 8***

3. Signature	
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	D.V. Pozdnyakov

1253-2(b)

Communication about material fact
"Data about the issuer's issue of securities"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Code (s) of material fact (s)	*0500137A14112005*

2. The communication's content

2.2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds)

2.2.2. Term to maturity (for the issuer's bonds and options).
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue.
The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.
If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.

2.2.3. State registration number of the issue (additional issue) of securities and the date of state registration: 4-44-00137-A of November 10, 2005.

2.2.4. The name of the registration body that conducted state registration of the issue (additional issue) of securities.
Federal service for financial markets

2.2.5. The quantity of securities being offered and the face value (if the availability of face value is stipulated by Russian Federation legislation) of each valuable security. ***3 000 000 (Three million) pieces, the face value of each bond is 1000 (One thousand) rubles.***

2.2.6. The method of securities offering, and in case of securities offering by private offering – also the community of potential acquirers of the securities.
The method of offering - public offering.

2.2.7. Granting to the issuer's stockholders (participants) and/or to other persons of pre-emptive rights to acquire the securities.
Pre-emptive right to acquire the securities is not stipulated.

2.2.8. The price of securities offering or the procedure of its determination.
The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

$$ACY = Nom * C * ((T - T0)/365)/100\%$$

where:
ACY – accrued coupon yield, rubles;
Nom – the face value of one Bond, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

2.2.9. The period of securities offering or the procedure of its determination.
The date of the Bonds offering start is set by the Issuer's authorized body. Herewith the offering may not be started prior to the expiry of two weeks since the date of publishing the communication about the state registration of securities issue and about the procedure of access to the information contained in the Prospectus for securities (hereinafter - "communication about the state registration of the Bonds issue") in accordance with the requirements of Federal law "On securities market" and regulations of federal body of executive authority for securities market. The communication about the state registration of the Bonds issue and the procedure of access to the information contained in the Prospectus for securities should be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" in the following order and during the following period since the date of the receipt by the Issuer of written notification of the registering body about the state registration of the securities issue:

- *On news line of information agencies authorized by federal body of executive authority for securities market for the disclosure of information at securities market (hereinafter – news line) – not later than 1 (One) day;*
- *At the Issuer's site in the Internet at: www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also published in "Supplement to Russia's FSFM Herald".
The Issuer publishes the communication about the date of the Bonds offering start in the following order and during the following periods:

- *On news line – not later than 5 (Five) days prior to the date of the Bonds offering start;*
- *At the web-page in the Internet at: www.vt.ru – not later than 4 (Four) days prior to the date of the Bonds offering start.*

The end date of the offering or the procedure of its determination:
The end date of the offering is the earlier of the following dates:
a) the 15-th (fifteenth) business day since the date of the Bonds offering start;
b) the date of the offering of the last bond of the issue.
Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue.
2.2.10. The fact of registration (lack of registration) of the prospectus for securities simultaneously with the state registration of the issue (additional issue) of these securities. *Simultaneously with the state registration of the issue the prospectus for securities was registered.*
2.2.11. In case of registration of the prospectus for securities – the procedure of providing access to the information contained in the prospectus for securities.
The communication about the state registration of the Bonds issue and the procedure of access to the information contained in the Prospectus for securities should be published by the Issuer in the following order and during the following period since the date of the receipt by the Issuer of written notification of the registering body about the state registration of the securities issue:

- *On news line – not later than 1 (One) day;*
- *At the Issuer's site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also published in "Supplement to Russia's FSFM Herald".
The Issuer provides access to the information contained in registered Resolution on the securities issue and the Prospectus for securities by providing all interested persons with the opportunity to familiarize themselves with originals of registered Resolution on the securities issue and the Prospectus for securities and to get the copies of the specified documents at the following addresses:
1) OJSC "VolgaTelecom"
Location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi
Phone: (8312) 33-20-47
Fax: (8312) 30-67-68
Web-page address in the Internet: www.vt.ru
2) OJSC JSCB "Sviaz-Bank"
Location: Russian Federation, 125375, Moscow, Tverskaya str., 7
Phone: (095) 771-32-60
Fax: (095) 975-24-66
Web-page address in the Internet: www.sviaz-bank.ru
The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested persons on their request for a fee not exceeding the costs for making copies of the said documents within the period not longer than 7 (Seven) days since the date of making the request.
2.2.12. In case of signature of the prospectus for securities by securities market financial adviser – note to this circumstance, and also the full and abbreviated brand names of the securities market financial adviser, its location.
Data about securities market financial adviser that signed the Prospectus for securities:
Full brand name: Closed Joint Stock Company "Investment company ABK"
Abbreviated brand name: CJSC "IC ABK"
The adviser's location: Russia, 196605, Saint Petersburg, Pushkin town, Uritsky's-pavilion, 1

3. Signature

3.1. First Deputy to the General Director for economics and finances
Of OJSC "VolgaTelecom" D.V. Pozdnyakov

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород

1283-2(b)

Communication about material fact
"Data about the issuer's issue of securities"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Code (s) of material fact (s)	*0500137A14112005*

2. The communication's content

2.2.1. Kind, category (type), series and other identification features of securities.
Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – Bonds)
2.2.2. Term to maturity (for the issuer's bonds and options).
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1638-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue.
The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.
If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.
2.2.3. State registration number of the issue (additional issue) of securities and the date of state registration: 4-45-00137-A of November 10, 2005.
2.2.4. The name of the registration body that conducted state registration of the issue (additional issue) of securities.
Federal service for financial markets
2.2.5. The quantity of securities being offered and the face value (if the availability of face value is stipulated by Russian Federation legislation) of each valuable security. *2 300 000 (Two million three hundred thousand) pieces, the face value of each bond is 1000 (One thousand) rubles.*
2.2.6. The method of securities offering, and in case of securities offering by private offering – also the community of potential acquirers of the securities.
The method of offering - public offering.
2.2.7. Granting to the issuer's stockholders (participants) and/or to other persons of pre-emptive rights to acquire the securities.
Pre-emptive right to acquire the securities is not stipulated.
2.2.8. The price of securities offering or the procedure of its determination.
The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

$$ACY = Nom * C * ((T - T0)/ 365)/ 100\%$$

where:
ACY - accrued coupon yield, rubles;
Nom - the face value of one Bond, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.
The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0

to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

2.2.9. The period of securities offering or the procedure of its determination.

The date of the Bonds offering start is set by the Issuer's authorized body. Herewith the offering may not be started prior to the expiry of two weeks since the date of publishing the communication about the state registration of securities issue and about the procedure of access to the information contained in the Prospectus for securities (hereinafter - "communication about the state registration of the Bonds issue") in accordance with the requirements of Federal law "On securities market" and regulations of federal body of executive authority for securities market. The communication about the state registration of the Bonds issue and the procedure of access to the information contained in the Prospectus for securities should be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" in the following order and during the following period since the date of the receipt by the Issuer of written notification of the registering body about the state registration of the securities issue:

- *On news line of information agencies authorized by federal body of executive authority for securities market for the disclosure of information at securities market (hereinafter – news line) – not later than 1 (One) day;*
- *At the Issuer's site in the Internet at: www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also published in "Supplement to Russia's FSFM Herald".

The Issuer publishes the communication about the date of the Bonds offering start in the following order and during the following periods:

- *On news line – not later than 5 (Five) days prior to the date of the Bonds offering start;*
- *At the web-page in the Internet at: www.vt.ru – not later than 4 (Four) days prior to the date of the Bonds offering start.*

The end date of the offering or the procedure of its determination:

The end date of the offering is the earlier of the following dates:

a) the 15-th (fifteenth) business day since the date of the Bonds offering start;

b) the date of the offering of the last bond of the issue.

Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue.

2.2.10. The fact of registration (lack of registration) of the prospectus for securities simultaneously with the state registration of the issue (additional issue) of these securities. *Simultaneously with the state registration of the issue the prospectus for securities was registered.*

2.2.11. In case of registration of the prospectus for securities – the procedure of providing access to the information contained in the prospectus for securities.

The communication about the state registration of the Bonds issue and the procedure of access to the information contained in the Prospectus for securities should be published by the Issuer in the following order and during the following period since the date of the receipt by the Issuer of written notification of the registering body about the state registration of the securities issue:

- *On news line – not later than 1 (One) day;*
- *At the Issuer's site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also published in "Supplement to Russia's FSFM Herald".

The Issuer provides access to the information contained in registered Resolution on the securities issue and the Prospectus for securities by providing all interested persons with the opportunity to familiarize themselves with originals of registered Resolution on the securities issue and the Prospectus for securities and to get the copies of the specified documents at the following addresses:

1) OJSC "VolgaTelecom"
Location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi
Phone: (831-2) 33-20-47
Fax: (831-2) 30-67-68
Web-page address in the Internet: www.vt.ru

2) OJSC JSCB "Sviaz-Bank"
Location: Russian Federation, 125375, Moscow, Tverskaya str., 7
Phone: (095) 771-32-60
Fax: (095) 975-24-66
Web-page address in the Internet: www.sviaz-bank.ru

The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested persons on their request for a fee not exceeding the costs for making copies of the said documents within the period not longer than 7 (Seven) days since the date of making the request.

2.2.12. In case of signature of the prospectus for securities by securities market financial adviser – note to this circumstance, and also the full and abbreviated brand names of the securities market financial adviser, its location.

Data about securities market financial adviser that signed the Prospectus for securities:
Full brand name: Closed Joint Stock Company "Investment company ABK"
Abbreviated brand name: CJSC "IC ABK"
The adviser's location: Russia, 196605, Saint Petersburg, Pushkin town, Uritsky's pavilion, 1

3. Signature

3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom" — D.V. Pozdnyakov

Communication on material facts
"Data on accrued and (or) paid yield on the issuer's securities"
"Data on the time of the issuer's performance of obligations to the issuer's securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (s) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Code (s) of material fact (s)	*0600137A06122005, 0900137A06122005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – "Bonds").***

2.2. State registration number of the issue of securities and the date of state registration: ***4-45-00137-A, November 10, 2005.***

2.3. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets***

2.4. The issuer's management body that made the decision on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***General Director of OJSC "VolgaTelecom"***

2.5. The date of making the decision on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***December 06, 2005***

2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body where the decision was made on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***Order № 460 of December 06, 2005***

2.7. Total amount of interest and (or) other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due 9was due) to payment on the issuer's one bond of certain issue (series).

Total amount of yield on the first coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;
The size of yield on the first coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.
Total amount of yield on the second coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;
The size of yield on the second coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.
Total amount of yield on the third coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;
The size of yield on the third coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.
Total amount of yield on the fourth coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;
The size of yield on the fourth coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.
Total amount of yield on the fifth coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;
The size of yield on the fifth coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.

Total amount of yield on the sixth coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;
The size of yield on the sixth coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.
Total amount of yield on the seventh coupon due to payment on the Bonds is 77 993 000 rubles 00 kopecks;
The size of yield on the seventh coupon due to payment on one Bond is 8.50 % per annum or 33 rubles 91 kopecks.
Total amount of yield on the eighth coupon due to payment on the Bonds is 58 489 000 rubles 00 kopecks;
The size of yield on the eighth coupon due to payment on one Bond is 8.50 % per annum or 25 rubles 43 kopecks.
Total amount of yield on the ninth coupon due to payment on the Bonds is 38 985 000 rubles 00 kopecks;
The size of yield on the ninth coupon due to payment on one Bond is 8.50 % per annum or 16 rubles 95 kopecks.
Total amount of yield on the tenth coupon due to payment on the Bonds is 19 504 000 rubles 00 kopecks;
The size of yield on the tenth coupon due to payment on one Bond is 8.50 % per annum or 8 rubles 48 kopecks.

2.8. The form of payment of yield on the issuer's securities (monetary means, other property): *by monetary means in Russian Federation currency*

2.9. The date when the obligation on payment of yield on the issuer's securities (yield (interest, face value) on bonds) should be performed, and in case if the obligation on payment of yield on securities should be performed by the issuer during a definite time (period of time) – the end date of this time:
The date when the obligation on payment of the Bonds first coupon should be performed: 06.06.2006.
The date when the obligation on payment of the Bonds second coupon should be performed: 05.12.2006.
The date when the obligation on payment of the Bonds third coupon should be performed: 05.06.2007.
The date when the obligation on payment of the Bonds fourth coupon should be performed: 04.12.2007.
The date when the obligation on payment of the Bonds fifth coupon should be performed: 03.06.2008.
The date when the obligation on payment of the Bonds sixth coupon should be performed: 02.12.2008.
The date when the obligation on payment of the Bonds seventh coupon should be performed: 02.06.2009.
The date when the obligation on payment of the Bonds eighth coupon should be performed: 01.12.2009.
The date when the obligation on payment of the Bonds ninth coupon should be performed: 01.06.2010.
The date when the obligation on payment of the Bonds tenth coupon should be performed: 30.11.2010.

2.10. Total size of interest and (or) other yield paid on the issuer's bonds of certain issue (series): *Earlier the yield on BT-3 series Bonds was not paid.*

2.11 The content of the issuer's obligation, and for monetary obligation or other obligation that may be expressed in monetary terms, - also the amount of such obligation in monetary terms: *The obligation of determination of the rate on the first coupon of BT-3 series Bonds.*

2.12. The fact of the obligation's performance or non-performance of obligation (default) of the issuer: *The obligation on determination of the rate on the first coupon of BT-3 series Bonds was performed.*

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"		D.V. Pozdnyakov

12g3-2(b)

Communication on material facts
"Data on accrued and (or) paid yield on the issuer's securities"
"Data on the time of the issuer's performance of obligations to the issuer's securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (s) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Code (s) of material fact (s)	*0600137A06122005, 0900137A06122005*

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds").***
2.2. State registration number of the issue of securities and the date of state registration: ***4-44-00137-A, November 10, 2005.***
2.3. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets***
2.4. The issuer's management body that made the decision on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***General Director of OJSC "VolgaTelecom"***
2.5. The date of making the decision on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***December 06, 2005***
2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body where the decision was made on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***Order № 459 of December 06, 2005***
2.7. Total amount of interest and (or) other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due 9was due) to payment on the issuer's one bond of certain issue (series). ***Total amount of yield on the first coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;*** ***The size of yield on the first coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.*** ***Total amount of yield on the second coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;*** ***The size of yield on the second coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.*** ***Total amount of yield on the third coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;*** ***The size of yield on the third coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.*** ***Total amount of yield on the fourth coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;*** ***The size of yield on the fourth coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.*** ***Total amount of yield on the fifth coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;*** ***The size of yield on the fifth coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.*** ***Total amount of yield on the sixth coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;*** ***The size of yield on the sixth coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.***
2.8. The form of payment of yield on the issuer's securities (monetary means, other property): ***by monetary means in Russian Federation currency***
2.9. The date when the obligation on payment of yield on the issuer's securities (yield (interest, face value) on bonds) should be performed, and in case if the obligation on payment of yield on securities should be performed by the issuer during a definite time (period of time) – the end date of this time: ***The date when the obligation on payment of the Bonds first coupon should be performed: 06.06.2006.*** ***The date when the obligation on payment of the Bonds second coupon should be performed: 05.12.2006.*** ***The date when the obligation on payment of the Bonds third coupon should be performed: 05.06.2007.*** ***The date when the obligation on payment of the Bonds fourth coupon should be performed: 04.12.2007.*** ***The date when the obligation on payment of the Bonds fifth coupon should be performed: 03.06.2008.*** ***The date when the obligation on payment of the Bonds sixth coupon should be performed: 02.12.2008.***
2.10. Total size of interest and (or) other yield paid on the issuer's bonds of certain issue (series): ***Earlier the yield on BT-2 series Bonds was not paid.***
2.11 The content of the issuer's obligation, and for monetary obligation or other obligation that may be expressed in monetary terms, - also the amount of such obligation in monetary terms: ***The obligation of determination of the rate on the first coupon of BT-2 series Bonds.***
2.12. The fact of the obligation's performance or non-performance of obligation (default) of the issuer: ***The obligation on determination of the rate on the first coupon of BT-2 series Bonds was performed.***

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	[signature]	D.V. Pozdnyakov

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1253-2(b)

COMMUNICATION ON MATERIAL FACTS

"DATA ON ACCRUED AND PAID REVENUES ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF THE ISSUER'S PERFORMANCE OF OBLIGATIONS TO SECURITIES HOLDERS"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*Supplement to "Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*0600137A31122005; 0900137A31122005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
registered interest bearing paperless bonds, 2-Y series
2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4-34-00137-A, 25.10.2002***
2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal commission for securities market***
2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors***
2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2***
2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***July 17, 2002, minutes № 2***
2.7. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
total amount of revenue on the bonds - 2 948,56 rubles;
the size of revenue on average per one bond - 5,897 rubles.
2.8. The form of payment of revenues on the issuer's securities (money resources, other property): ***money resources***
2.9. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest, face value) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***31.12.2005.***
2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): ***2 948,56 rubles.***
2.11. Content of the issuer's obligations:
- gaining access to telephone network if technical possibility is available;
- receiving the bond's face value from the issue when the bond is retired;
- getting cash revenue in the size of 0,1% per year of the bond's face value when it is retired for the period from the date of the bonds placement by the issue to the date of filing the application for the bond's retirement
For monetary obligation or other obligation that may be expressed in money terms – also the amount of such obligation in money terms: ***1 002 948,56 rubles.***
2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
the obligation was performed

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature) LS	D.V. Pozdnyakov

1253-2(6)

Communication on material facts
"Data on accrued and paid yield on the issuer's securities"

"Data on the date of performance of the issuer's obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*102520301478*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=1692
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A14122005; 0900137A14122005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
- Ordinary, registered, paperless shares;
- Preferred, registered, paperless shares of A type.
2.2. State registration number of the securities issue, state registration date:
- Ordinary shares - № 1-01-00137-A of November 14, 2003;
- Preferred shares - № 2-01-00137-A of November 14, 2003.
2.3. The name of the registration body that carried out the state registration of the securities issue:
Federal Commission for Securities Market of Russian Federation
2.4. The issuer's management body that passed the resolution on payment (declaration) of dividends on the issuer's shares: ***Annual general meeting of shareholders of OJSC "VolgaTelecom"***
2.5. The date of passing the resolution on payment (declaration) of dividends on the issuer's shares:
June 28, 2005.
2.6. The date of making up the minutes of the meeting of the issuer's authorized management body when the resolution was passed on payment (declaration) of dividends on the issuer's shares:
June 30, 2005, Minutes № 5
2.7. The content of the issuer's obligation: ***payment of dividends on ordinary, registered, paperless shares and on preferred, registered, paperless shares of A type***
2.8. Total amount of dividends (the amount of obligation in money terms) accrued on the issuer's shares of certain category (type) and the size of dividend accrued on one share of certain category (type):
- on ordinary shares – 338 921 499 rubles; 1,3779 ruble;
- on preferred shares of A type – 205 630 774 rubles; 2,5082 rubles.
2.9. The form of yield payment on the issuer's securities: ***cash assets.***
2.10. The date when the obligation of payment of yield on the issuer's securities (dividends on shares) should be performed, and in case if the obligation of payment of yield on securities should be performed by the issuer during a certain time (time period) - the end date of this period:
- on ordinary shares – December 14, 2005,
- on preferred shares of A type – December 14, 2005.
2.11. Total amount of dividends paid on the issuer's shares of certain category (type):
- on ordinary shares – 335 127 600 rubles,
- on preferred shares of A type – 197 867 972 rubles.

2.12. The fact of the obligation performance or the issuer's non-performance of the obligation (default):
the obligation is performed not in full.
2.13. The reasons of the obligation non-performance:
- Non-appearance of shareholders to the issuer's office to receive the dividends in cash;
- Wrong /incomplete/ outdated information about the requisites of the bank accounts of the shareholders;
- Wrong /incomplete/ outdated information about the mail addresses of the shareholders.
2.14. The amount of the obligation in money terms in which it is not performed:
3 793 899 rubles – on ordinary shares
7 762 802 rubles – on preferred shares

3. Signature		
3.1. First deputy to the General Director of OJSC "VolgaTelecom" for economics and finances	(signature) LS	D.V. Pozdnyakov

"Data on accrued and (or) paid yield on the issuer's securities" 1253-2(b)

"Data on the time of the issuer's performance of obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A21112005; 0900137A21112005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
certified interest bearing owner bonds of BT-1 series

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 43 – 00137 – A, 24.01.2003***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's FCSM***

2.4. The issuer's management body that passed the resolution on determination of size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***the procedure of determination of the size of interest (coupon) on the bonds is established in accordance with the Resolution on the bonds' issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on determination of size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***December 27, 2002.***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of size (the procedure of the size determination) of interest (coupon) on the issuer's bonds was passed: ***December 27, 2002, minutes № 18***

2.7. The content of the issuer's obligations: ***payment of coupon yield (interest income) on certified interest bearing owner bonds of BT-1 series***

Total amount of interest and (or) other income (the size of obligation in money terms) due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other income due (was due) to payment on one issuer's bond of certain issue (series):

32 410 000 rubles;
13 % annual (32,41 rubles)

2.8. The form of payment of income on the issuer's securities (money resources, other property):
money resources

2.9. The date when the obligation for payment of income on the issuer's securities (bond yield (interest) should be performed, and in case if the obligation for payment of income on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***November 21, 2005.***

2.10. Total amount of interest and (or) other yield paid on the issuer's bonds of certain issue (series):
The payment of yield on the 11-th coupon of the bonds was made in the amount of
32 410 000 rubles.

2.11. The fact of performance of obligation or non-performance (default) of the issuer's obligation:
the obligation was performed in full volume.

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature) LS	D.V. Pozdnyakov

12§3-2(b)

Communication on material fact
"Data on the facts resulted in single increase (decrease) in the issuer's net profit or net losses by more than 10 percent"

1. General information	
1.1. The issuer's full brand name (for noncommercial organization - name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0300137A31102005*

2. The content of the communication

2.1. Fact (facts) resulted in single *increase in the issuer's net profit* (net losses) by more than 10 percent:

Increase in financial result occurred due to:

- ***increase of income by 174,9 million rubles in DLD and local industries, and also in new services which is caused by dynamic development of the Company in these segments of telecom market;***
- ***check to expenses.***

2.2. The date of the fact (facts) occurrence resulted in single change of the issuer's *net profit* (net losses) by more than 10 percent:

October 31, 2005

2.3. The amount of the issuer's *net profit* (net losses) for the reporting period (quarter 2 of 2005), preceding the reporting period when the relevant fact (facts) occurred:

377 332 thousand rubles

2.4. The amount of the issuer's *net profit* (net losses) for the reporting period (quarter 3 of 2005) when the relevant fact (facts) occurred:

441 993 thousand rubles

2.5. The change of the issuer's *net profit* (net losses) in absolute and percent ratio

64 661 thousand rubles

17,14 %

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature)	D.V. Pozdnyakov
3.2. Chief accountant of OJSC "VolgaTelecom"	(signature)	N.I. Popkov

1253-2(b)

Communication on material fact
"Data on charged and (or) paid income on the issuer's securities"

"Data on the time of the issuer's performance of obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A22082005; 0900137A22082005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
paper interest rate bearer bonds of BT-1 series

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 43 – 00137 – A, 24.01.2003.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's FCSM***

2.4. The issuer's management body that passed the resolution on payment (declaration) of dividends on the issuer's shares or determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the procedure of determination of the size of interest (coupon) on the bonds is established in accordance with the Resolution on the bonds' issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on payment (declaration) of dividends on the issuer's shares or *on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds*: ***December 27, 2002.***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on payment (declaration) of dividends on the issuer's shares or *on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds* was passed: ***December 27, 2002, minutes № 18***

2.7. The content of the issuer's obligations: ***payment of coupon yield (interest income) on paper interest rate bearer bonds of BT-1 series***

Total amount of dividends earned on the issuer's shares of certain category (type) and the size of dividend earned on one share of certain category (type);
total amount of interest and (or) other income (the size of obligation in money terms) due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or other income due (was due) to payment on one issuer's bond of certain issue (series):
37 400 000 rubles; 15 % annual (37,40 rubles)

2.8. The form of payment of income on the issuer's securities (money resources, other property):
money resources

2.9. The date when the obligation for payment of income on the issuer's securities (dividends on shares, *income* (*interest*, face value) *on the bonds*) should be performed, and in case if the obligation for payment of income on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***August 22, 2005.***

2.10. Total amount of dividends paid on the issuer's shares of certain category (type);
total amount of interest and (or) other income paid on the issuer's bonds of certain issue (series): ***37 400 000 rubles***

2.11. The fact of performance of obligation or non-performance of the issuer's obligation (default):
the obligation was performed in full volume.

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature) LS	D.V. Pozdnyakov

1

1283-2(6)

Communication on essential fact

"Data on the facts resulted in single increase (decrease) in the issuer's net profit or net losses by more than 10 percent"

1. General information	
1.1. The issuer's full brand name (for noncommercial organization- name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of essential fact (facts)	*0300137A29072005*

2. The content of the communication
2.1. Fact (facts), resulted in single *decrease* in the issuer's net profit (net losses) by more than 10 percent: ***Decrease in the financial result in the second quarter as compared to the first quarter was stipulated by the Company's budget. This is caused by seasonality of works on running repairs of infrastructure, and is also related to the increase in welfare benefits paid to employees before their summer vacations. Herewith, due to savings on costs by interests, in the context of less number of credits obtained, the Company's profit is increased by 140 million rubles as compared to the planned profit.***   2.2. The date of the fact (facts) occurrence resulted in single change of the issuer's *net profit* (net losses) by more than 10 percent: ***July 29, 2005***   2.3. The amount of the issuer's *net profit* (net losses) for the report period (quarter 1 of 2005), preceding the report period when the relevant fact (facts) occurred: ***608 808 thousand rubles***   2.4. The amount of the issuer's *net profit* (net losses) for the report period (quarter 2 of 2005) when the relevant fact (facts) occurred: ***377 332 thousand rubles***   2.5. The change of the issuer's *net profit* (net losses) in absolute and percent ratio: ***231 476 thousand rubles***   ***- 38,02 %***

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature)	D.V. Pozdnyakov
3.2. Chief accountant of OJSC "VolgaTelecom"	(signature)	N.I.Popkov

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород

1253-2(b)

Communication on material fact
"Data on earned income on the issuer's securities"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*102520301478*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*Supplement to "Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*0600137A30062005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
- ordinary, registered shares;
- preferred A type, registered shares.

2.2. State registration number of the securities issue, the date of state registration:
- ordinary, registered shares - 1-01-00137-A of November 14, 2003;
- preferred, registered shares - 2-01-00137-A of November 14, 2003.

2.3. The name of registration body that conducted the state registration of the securities issue: ***Federal commission for the market of securities of Russian Federation***

2.4. The issuer's management body that passed the resolution on declaration of dividends on the issuer's shares: ***Annual general meeting of shareholders of OJSC "VolgaTelecom",***
Minutes № 5 of June 30, 2005

2.5. The date of passing the resolution on declaration of dividends on the issuer's shares: ***June 28, 2005.***

2.6. The date of making up the minutes of the meeting of the issuer's authorized management body when the resolution on declaration of dividends on the issuer's shares was passed: ***June 30, 2005***

2.7. Total amount of dividends earned on the issuer's shares of certain category (type) and the size of dividend earned on one share of certain category (type):
- for ordinary, registered shares – 338 921 498 rubles; 1,3779 rubles;
- for preferred A type, registered shares – 205 630 774 rubles; 2,5082 rubles.

2.8. The form of payment of income on the issuer's securities: ***money resources.***

2.9. The date when the obligation for payment of income on the issuer's securities (dividends on shares) should be performed, and in case if the obligation for payment of income on the securities should be performed by the issuer during a definite time (period of time) – the end date:
- on ordinary shares – before December 15, 2005,
- on preferred A type shares – before December 15, 2005.

2.10. Total amount of dividends paid on the issuer's shares of certain category (type): ***The dividends on the shares of the specified categories were not paid, as the date of disbursement has not come yet.***

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature) L.S.	D.V. Pozdnyakov

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород

1253-2(b)

COMMUNICATION
ON MATERIAL FACTS
"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME PERIOD OF THE PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House.
Taxpayer identification number: *5260901817*
The issuer's unique code: ***00137 - A***
The code of the material fact: *0600137A23052005*
0900137A23052005
The address of the web site in the Internet used by the issuer for publication of communications about material facts: **http://www.vt.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about material facts:
Annex to "Russia's FCSM Herald"
"Rossiiskaya gazeta"
Kind, category (type), series and other identification features of securities:
Paper, interest-rate, bearer bonds of BT-1 series
State registration number of the securities issue: ***№ 4 – 43 – 00137 – A***
The date of the state registration: ***24.01.2003.***
The name of the registration body that performed state registration of the securities issue:
Russia's FCSM
The issuer's management body that adopted the resolution on determining the amount of interest (coupon) on the issuer's bonds, the date of adopting the specified resolution:
The procedure of determining the amount of interest (coupon) on the bonds is defined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors on December 27, 2002.
The date of making up the minutes of the session of the Board of directors when the specified resolution was adopted: ***December 27, 2002, minutes № 18***
The content of the issuer's liability: ***payment of coupon (interest) yield on paper, interest-rate, bearer bonds of BT-1 series***
Total amount of interest (the amount of liability) due to payment on the issuer's bonds of BT-1 series:
37 400 000 rubles
The amount of interest due to payment on one bond of BT-1 series:
15 % annual (37,40 rubles)
The form of payment of income on the issuer's securities: ***cash.***
The date of the performance of the liability of income payment (interest) on the bonds of BT-1 series:
May 23, 2005
Total amount of interest paid on the bonds of BT-1 series:
37 400 000 rubles
The fact of the liability performance: ***the liability is performed in full.***

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

COMMUNICATION ON MATERIAL FACT
"DATA ON THE FACTS RESULTED IN SINGLE INCREASE OF NET PROFIT OR DEAD-WEIGHT LOSSES OF THE ISSUER BY MORE THAN 10 PERCENT"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*

The issuer's unique code assigned by the registration body: *00137-A*

The code of the material fact: *0300137A29042005*

The address of the web site in the Internet used by the issuer for publication of communications about material facts: **http://www.vt.ru/?id=332**

The name of the periodical organ used by the issuer for publication of communications about material facts:

Annex to "FCSM Herald"

"Rossiiskaya gazeta"

The fact (facts) resulted in single profit shrinkage the issuer by more than 10 percent, due to:

- ***Reduction of number capacity commissioning;***
- ***Reduction of income from long-term financial investments realization***

The date of the fact (facts) occurrence resulted in single change of the issuer's profit by more than 10 percent:

29.04.2005

The amount of the issuer's net profit for the report period (quarter 4 of year 2004), preceding the report period when the relevant fact (facts) occurred:

696 075 thousand rubles

The amount of the issuer's net profit for the report period (quarter 1 of year 2005) when the relevant fact (facts) occurred:

608 808 thousand rubles

The change of the issuer's net profit in absolute and percent ratio:

87 267 thousand rubles

-12,54 %

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

Chief accountant of
OJSC "VolgaTelecom" N. I. Popkov

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1253-2(b)

COMMUNICATION ON
MATERIAL FACT
"THE DATA ON THE ISSUER'S REGISTER CLOSING DATES"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The code of the material fact: ***0800137A26042005***
The address of the web site in the Internet used by the issuer for publication of communications about material facts: **http://www.vt.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about material facts:
Annex to "FCSM Herald"
"Rossiiskaya gazeta"
Kind, category (type), series and other identification features of registered securities:
Ordinary, registered, paperless shares
Preferred, registered, paperless shares of A type
The purpose for which the list of registered securities owners is made up:
To hold the annual general meeting of shareholders
To pay dividends on the shares
The date on which the list of registered securities owners is being made up:
May 10, 2005 18-00 (local time)
The date of making up the minutes of the Board of directors meeting – the authorized body of the issuer's management when the decision on the date of making up the list of the issuer's registered securities owners was made:
26.04.2005.

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

1253-2(b)

COMMUNICATION ON MATERIAL FACT
"DATA ON THE FACTS RESULTED IN SINGLE INCREASE OF PROFIT OR LOSSES OF THE ISSUER BY MORE THAN 10 PERCENT"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*

The issuer's unique code assigned by the registration body: *00137-A*

The code of the material fact: *0300137A29032005*

The address of the web site in the Internet used by the issuer for publication of communications about material facts: **http://www.vt.ru/?id=332**

The name of the periodical organ used by the issuer for publication of communications about material facts:

Annex to "FCSM Herald"

"Rossiiskaya gazeta"

The fact (facts) resulted in single increase of the issuer's profit by more than 10 percent, due to:

- The change of the tariff level for the provision of local telephone connection since 01.10.2004;

- Scheduled increment of telephone-network capacity;

- Reduction of operating activity loss scheduled for quarter 4 due to the sale of equity shares in the charter capitals of LLC "Vyatskaya cellular communication", LLC "Udmurtiya's cellular networks – 450"

The date of the fact (facts) occurrence resulted in single increase of the issuer's profit by more than 10 percent:

29.03.2005

The amount of the issuer's net profit for the report period (quarter 3 of 2004), preceding the report period when the relevant fact (facts) occurred:

391 298 thousand rubles

The amount of the issuer's net profit for the report period (quarter 4 of 2004) when the relevant fact (facts) occurred:

696 075 thousand rubles

The change of the issuer's net profit in absolute and percent ratio:

304 777 thousand rubles

77,89 %

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

Chief accountant of
OJSC "VolgaTelecom" / N. I. Popkov /

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1253-2(b)

COMMUNICATION
ON MATERIAL FACTS

"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME PERIOD OF THE PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
Taxpayer identification number: *5260901817*
The issuer's unique code: *00137 - A*
The code of the material fact: *0600137A21022005*
0900137A21022005
The address of the web site in the Internet used by the issuer for publication of communications about material facts: **http://www.volgatelecom.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about material facts:
Annex to "Russia's FCSM Herald"
"Rossiiskaya gazeta"
Kind, category (type), series and other identification features of securities:
Paper, interest-rate, bearer bonds of BT-1 series
State registration number of the securities issue: *№ 4 – 43 – 00137 – A*
The date of the state registration: *24.01.2003*
The name of the registration body that performed state registration of the securities issue:
Russia's FCSM
The issuer's management body that adopted the resolution on determining the amount of interest (coupon) on the issuer's bonds, the date of adopting the specified resolution:
The procedure of determining the amount of interest (coupon) on the bonds is defined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors on December 27, 2002.
The date of making up the minutes of the session of the Board of directors when the specified resolution was adopted: *December 27, 2002, minutes № 18*
The content of the issuer's liability: *payment of coupon (interest) yield on paper, interest-rate, bearer bonds of BT-1 series*
Total amount of interest (the amount of liability) due to payment on the issuer's bonds of BT-1 series:
37 810 000 rubles
The amount of interest due to payment on one bond of BT-1 series:
15 % annual (37,81 rubles)
The form of payment of income on the issuer's securities: *cash.*
The date of the performance of the liability of income payment (interest) on the bonds of BT-1 series:
February 21, 2005
Total amount of interest paid on the bonds of BT-1 series:
37 810 000 rubles
The fact of the liability performance: *the liability is performed completely.*

First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород

12g 3-2(b)

COMMUNICATION ON ESSENTIAL FACTS

"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME FOR PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number: *5260901817*
The issuer's unique code: ***00137 - A***
The code of the essential fact: ***0600137A14122004***
0900137A14122004
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "FCSM Herald"
"Nizhegorodskie novosti" newspaper
Kind, category (type), series and other identification features of the securities:
Ordinary, registered, paperless shares
Preferred, registered, paperless shares of A type
State registration number of the securities issue:
№ 1 – 01 – 00137 – A
№ 2 – 01 – 00137 – A
The date of the state registration: *14.11.2003*
The name of the registration body that carried out the state registration of the securities issue: ***Russia's FCSM***
The issuer's management body that passed the resolution on payment of dividends on the issuer's shares: ***annual general meeting of shareholders***
The date of making up the minutes of the shareholders' general meeting when the specified resolution was passed: ***June 23, 2004, minutes № 4***
The content of the issuer's liability: ***payment of dividends on ordinary, registered, paperless shares and on preferred, registered, paperless shares of A type***
Total amount of dividends (the amount of liability) charged on the issuer's shares of certain category (type):
225 947 662 rubles - on ordinary shares
200 941 317 rubles – of preferred shares
The size of dividend charged on one share of certain category (type):
0,9186 ruble – on ordinary, registered, paperless shares
2,4510 rubles – on preferred, registered, paperless shares of A type
The form of income payment on the issuer's securities: ***cash assets***
The date (the end date) of liability performance of income (dividend) payment on ordinary and preferred shares: ***December 14, 2004***
Total amount of dividends paid on the issuer's shares of certain category:
223 177 987 rubles – on ordinary shares
189 352 726 rubles – on preferred shares
The fact of the liability performance: ***the liability is performed not in full.***
The amount of liability in money terms in which it is not performed:
2 769 675 rubles – on ordinary shares
11 588 591 rubles – on preferred shares
The reason of the liability non-performance:
- non-appearance of shareholders to the issuer's office to receive the dividends in cash;
- wrong /incomplete/ outdated information about the requisites of the bank accounts of the shareholders;
- wrong /incomplete/ outdated information about the mail addresses of the shareholders.

Deputy to the General Director of
OJSC "VolgaTelecom" /L.I. Grigorieva/

Date: December 14, 2004 LS

12§3-2(b)

COMMUNICATION ON ESSENTIAL FACTS

"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME FOR PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number: ***5260901817***
The issuer's unique code: ***00137 - A***
The code of the essential fact: ***0600137A22112004***
0900137A22112004
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about essential facts:
Annex to "FCSM Herald"
"Rossiiskaya gazeta"
Kind, category (type), series and other identification features of the securities:
Paper, interest rate, bearer bonds of BT- 1 series
State registration number of the securities issue: ***№ 4 – 43 – 00137 – A***
The date of the state registration: ***24.01.2003***
The name of the registration body that carried out the state registration of the securities issue: ***Russia's FCSM***
The issuer's management body that made the decision on determining the size of the interest rate (yield) on the issuer's bonds: ***the procedure of determining the size of the interest rate (yield) on the bonds is defined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***
The date of making up the minutes of the session of the Board of directors when the specified decision was made: ***December 27, 2002, minutes № 18***
The content of the issuer's liabilities: ***payment of coupon yield (interest income) on paper, interest rate, bearer bonds of BT- 1***
Total amount of interest (the amount of liabilities) due to payment on the issuer's bonds of BT – 1 series:
37 400 000 rubles
The size of interest due to payment on one bond of BT – 1 series:
15 % annual (37,40 rubles)
The form of income payment on the issuer's securities: ***cash assets.***
The date of liability performance of paying income (interest) on the bonds of BT – 1 series:
November 22, 2004
Total amount of interest paid on the bonds of BT – 1 series:
37 400 000 rubles
The fact of the liability performance: ***the liability was performed in full.***

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva /

LS

Date: November 22, 2004

1283-2(b)

COMMUNICATION
ON ESSENTIAL FACT
"DATA ON THE FACTS RESULTED IN SINGLE INCREASE OF PROFIT OR LOSSES OF THE ISSUER BY MORE THAN 10 PERCENT"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The code of the essential fact: ***0300137A29102004***
The address of the web site in the Internet used by the issuer for publication of communications about essential facts: **http://www.volgatelecom.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about essential facts:

Annex to "FCSM Herald"
"Rossiiskaya gazeta"

The fact (facts) resulted in single reduction of the issuer's profit by more than 10 percent, due to:
This variance meets OJSC «VolgaTelecom" budget the correction of which was approved by the Company's Board of directors on 26.10.2004. The main reason resulted in the need of the budget correction and explaining some reduction of the net profit absolute performance is the changes of Methodic instructions of book keeping to reflect credits and loans (item 2.3.5.2 of methodic instructions data).

The date of the fact (facts) occurrence resulted in single reduction of the issuer's profit by more than 10 percent:

29.10.2004

The amount of the issuer's net profit for the report period (quarter 2 of 2004), preceding the report period when the relevant fact (facts) occurred:

452 603 thousand rubles

The amount of the issuer's net profit for the report period (quarter 3 of 2004) when the relevant fact (facts) occurred:

391 298 thousand rubles

The change of the issuer's net profit in absolute and percent ratio:

- 61 305 thousand rubles
13,54 %

Deputy to the General Director of OJSC "VolgaTelecom" _______ / L.I. Grigorieva /

Chief accountant of OJSC "VolgaTelecom" _______ / N. I. Popkov /

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * LS ВолгаТелеком

Date: October 29, 2004.

1283-2(b)

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY
"ON EXPIRATION OF THE TERM OF OFFICE OF THE JOINT STOCK COMPANY'S SINGLE EXECUTIVE BODY AND /OR COLLEGIAL EXECUTIVE BODY'S MEMBERS"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

2. The content of the communication

2.1. Surname, name, patronymic name of appropriate person:
Omelchenko Sergey Valerievich
The post of the specified person:
The General director of OJSC "VolgaTelecom", the Chairman of the Management board
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.2. Surname, name, patronymic name of appropriate person::
Grigorieva Lubov Ivanovna
The post of the specified person:
Deputy to the General director of OJSC "VolgaTelecom" for corporate development
The share of participation of the specified person in the joint-stock company's charter capital:
0,0002%
The stake of joint-stock company's ordinary shares which belong to the specified person:
0,0002%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.3. Surname, name, patronymic name of appropriate person::
Dyakonov Mikhail Vasilievich
The post of the specified person:
Deputy to the General director of OJSC "VolgaTelecom" for construction (investments)
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.4. Surname, name, patronymic name of appropriate person:
Evdokimov Oleg Lvovich
The post of the specified person:
Deputy to the General director of OJSC "VolgaTelecom" for new and informational technologies
The share of participation of the specified person in the joint-stock company's charter capital:
0,0002%
The stake of joint-stock company's ordinary shares which belong to the specified person:

0,0001%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.5. Surname, name, patronymic name of appropriate person:
Elkin Sergey Leonidovich
The post of the specified person:
Deputy to the General director of OJSC "VolgaTelecom" – director of Samara branch
The share of participation of the specified person in the joint-stock company's charter capital:
0,0476%
The stake of joint-stock company's ordinary shares which belong to the specified person:
0,0564%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.6. Surname, name, patronymic name of appropriate person::
Kirillov Alexander Ivanovich
The post of the specified person:
1-st deputy to the General director (Technical director) of OJSC "VolgaTelecom"
The share of participation of the specified person in the joint-stock company's charter capital:
0,0668%
The stake of joint-stock company's ordinary shares which belong to the specified person:
0,0876%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.7. Surname, name, patronymic name of appropriate person::
Kormilitsyna Lyudmila Alexeevna
The post of the specified person:
Deputy to the director of the section of representatives of OJSC "Svyazinvest" Corporate governance department
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.8. Surname, name, patronymic name of appropriate person:
Korolkov Oleg Animpadistovich
The post of the specified person:
Deputy to the General director of OJSC "VolgaTelecom" – director of Saratov branch
The share of participation of the specified person in the joint-stock company's charter capital:
0,1026%
The stake of joint-stock company's ordinary shares which belong to the specified person:
0,1236%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.9. Surname, name, patronymic name of appropriate person:
Petrov Mikhail Victorovich
The post of the specified person: :
Deputy to the General director of OJSC "VolgaTelecom" for mobile communication
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.10. Surname, name, patronymic name of appropriate person::

Popkov Nikolai Ivanovich
The post of the specified person:
Chief accountant of OJSC "VolgaTelecom"
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.11. Surname, name, patronymic name of appropriate person::
Sipatova Taisiya Mikhailovna
The post of the specified person:
1-st deputy to the General director of OJSC "VolgaTelecom" for economics and finances
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.12. Surname, name, patronymic name of appropriate person:
Sklyarov Ivan Petrovich
The post of the specified person:
Deputy to the General director of the joint-stock company – administrative director of OJSC "VolgaTelecom"
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
0,0010%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.13. Surname, name, patronymic name of appropriate person:
Shchukina Elvira Konstantinovna
The post of the specified person:
Director of legal department of OJSC "VolgaTelecom"
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature) L.S.	D.V. Pozdnyakov

12g3-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. Date of holding the joint- stock company' Board of directors' session, at which the appropriate resolution is passed:
12.07.2005.

2.2. The date of drawing up and the number of the minutes of the joint-stock company's Board of directors' session, at which the corresponding resolution is passed:
14.07.2005, № 2

2.3. The content of the resolution, passed by the joint–stock company's Board of directors, on issue N 1 "Formation of the Company's Management Board" :

1. To form the Company's Management board to the number of 9 persons with the following structure:
- ***Omelchenko Sergey Valerievich***
- ***Ganeeva Alla Albertovna***
- ***Grigorieva Lubov Ivanovna***
- ***Dyakonov Mikhail Vasilievich***
- ***Kirillov Alexander Ivanovich***
- ***Kormilitsyna Lyudmila Alexeevna***
- ***Pozdnyakov Denis Vyacheslavovich***
- ***Popkov Nikolai Ivanovich***
- ***Sipatova Taisiya Mikhailovna***

2. To define the term of office of the Management board members – from July 15, 2005 till July 30, 2006

2.4. Surname, name, patronymic name of appropriate person:
Omelchenko Sergey Valerievich

The share of participation of the specified person in the joint-stock company's charter capital:
has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint – stock company:
has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :
has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:
The companies did not issue options

Surname, name, patronymic name of appropriate person::
Ganeeva Alla Albertovna

The share of participation of the specified person in the joint-stock company's charter capital:
has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint – stock company:
has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the

possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Grigorieva Lubov Ivanovna

The share of participation of the specified person in the joint-stock company's charter capital:

0,0002%

The stake of joint-stock company's ordinary shares which belong to the specified person:

0,0002%

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint – stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Dyakonov Mikhail Vasilievich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint – stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Kirillov Alexander Ivanovich

The share of participation of the specified person in the joint-stock company's charter capital:

0,0668%

The stake of joint-stock company's ordinary shares which belong to the specified person::

0,0876%

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint – stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Kormilitsyna Lyudmila Alexeevna

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint – stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Pozdnyakov Denis Vyacheslavovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint – stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Popkov Nikolai Ivanovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint – stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Sipatova Taisiya Mikhailovna

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint – stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue option

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature) L.S.	D.V. Pozdnyakov

1253-2(b)

RECEIVED 2006 JUN -8 P 12:40 OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMMUNICATION ON
ADOPTION OF RESOLUTION OF THE BONDS ACQUISITION

1.1. The Issuer's full brand name: ***Open Joint Stock Company "VolgaTelecom"***
1.2. The Issuer's abbreviated brand name: ***OJSC "VolgaTelecom"***
1.3. The Issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number: ***1025203014781***
1.5. The issuer's TIN: ***5260901817***
1.6. The issuer's unique code assigned by registration body: ***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure: ***http://www.vt.ru***

2. Data about the securities in regard to which the resolution of acquisition was adopted:

Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds").

State registration number of the issue of securities and the date of state registration: 4-44-00137-A of November 10, 2005.

The quantity of the Bonds being acquired: to 3 000 000 (Three million) pieces.

Acquisition price: 100 (One hundred) percent of the outstanding amount of the Bonds face value without regard to coupon yield accrued on the Date of acquisition; the coupon yield is paid to the Bonds seller over the specified Acquisition Price.

The date of the start of the Bonds Acquisition is defined as the third business day of the seventh coupon period under the Bonds (December 04, 2008).

The end date of the Bonds Acquisition: coincides with the date of the acquisition start.

The form and the due date of the Bonds being acquired: The Bonds are paid by monetary means in RF currency by non-cash settlement. Performance of "delivery versus payment" condition in accordance with the rules of Closed Joint Stock Company "Stock exchange MICEX".

The period of the Bonds presentation for acquisition by the Issuer: from November 28, 2008 up to and including December 02, 2008.

3. The procedure and terms and conditions of the Bonds acquisition:

Offer of acquisition by Open Joint Stock Company "VolgaTelecom" of OJSC "VolgaTelecom" Bonds of BT-2 series.

1. Terms and definitions

1.1. "Agent" – a person/entity carrying out under the Issuer's instruction and for the Issuer's account the actions for the Bonds acquisition. The Agent is "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company),

Location: 125375, Moscow, Tverskaya str., 7,

Mail address: 125375, Moscow, Tverskaya str., 7

1.2. "Holder" – a person/entity being a Participant in tenders of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter "Participant in tenders" and "Stock exchange" correspondingly) and acting at the expense of and under the instruction of the Bonds owners and also acting on its own behalf and at its own expense and desiring to accept the Offer.

1.3. The "Date of acquisition" – the date of the Bonds acquisition by the Issuer December 04, 2008 which is the third business day of the seventh coupon period or the 1094-th (One thousand one hundred ninety fourth) day since the Bonds placement start date.

1.4. "Notification" – stipulated by item 2.5 of the Offer is written notification about the intent to sell the bonds (acceptance of the offer).

1.5. "NDC" – Non-commercial Partnership "National Depositary Center" performing the functions of the Bonds depositary; location: 125009, Russian Federation, Moscow, Srednyi Kislovskyi pereulok, 1/13, structure 4, mail address: 125009, Russian Federation, Moscow, Srednyi Kislovskyi pereulok, 1/13, phone: (095) 956-27-90, (095) 956-27-91, fax: (095) 956-27-92, license number: 177-03431-000100, date of issue: 04.12.2000, the body that issued the license: Russia's FCSM.

1.6. "Bonds" – Open Joint Stock Company "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds") to the number of 3 000 000 (Three million) pieces of the face value of 1 000 (One thousand) rubles each, state registration number: 4-44-00137-A of 10.11.2005.

1.7 The "Issuer" – Open Joint Stock Company "VolgaTelecom".

1.8. The "Offer" – this Offer.

1.9. "Period of presentation" – the period of presenting the Bonds for acquisition by the Issuer defined in item 2.6 of this Offer.

1.10. "Issuing Documents" – Resolution on securities issue, Prospectus of securities and Bonds Certificate.

2. The subject and the nature of the Offer. Terms and conditions of its acceptance.

2.1. By this Offer the Issuer offers to any owner of the Bonds having the intent to sell the Bonds to conclude the Bonds purchase and sale contract with the Issuer in accordance with RF legislation, the Issuer's Charter, terms and conditions of the Resolution on securities issue, the Prospectus of securities and this Offer to the number of to 3 000 000 (Three million) pieces inclusively at the price established in item 3.2 of this Offer.

2.2. The Offer is public and expresses the Issuer's will to conclude the Bonds purchase and sale contract on terms and conditions specified in the Offer with any Holder.

2.3. The Offer is irrevocable, that is it cannot be revoked during the period till the Date of acquisition inclusively.

2.4. The Offer is considered to be received by the consignee at the moment of publishing the text of this Offer on the news line.

2.5. For the purposes to realize the right of the Offer acceptance the Holder performs two acts:

1) During the Period of presentation of the Bonds for acquisition by the Issuer the Bonds Holder should send to the Agent by registered letter the written notification (hereinafter "Notification") of the intent to sell a definite quantity of the Bonds.

The Notification should express the intent to sell to the Issuer the Issuer's inconvertible interest bearing certified bearer bonds of BT-2 series and also contain the following information:

- full name of the Bonds Holder;
- full name of the Bonds owner (in case if the Bonds Holder – the Participant in tenders of the Exchange is acting at the expense and under the instruction of the Bonds owners);
- state registration number and the date of state registration of the Bonds;
- the quantity of the Bonds being offered for sale (in digits and in words).

The Notification should be signed by authorized person of the Bonds Holder and attached by the Holder's seal. The Notification is considered to be received on the date of delivery to the consignee or the consignee's refusal to receive it confirmed by the appropriate document.

2) After sending the Notification the Bonds Holder files, on the Date of acquisition, the address application for selling the Bonds quantity specified in the Notification to the Exchange Tender System in accordance with Exchange's Rules and addressed to the Issuer's Agent who is a Participant in tenders of the Exchange, with indication of the Price of the Bonds Acquisition and the code of calculations - T0. This application should be put out by the Holder to the tender system from 13:00 till 15:00 (Moscow time) on the Date of Acquisition.

The quantity of the Bonds specified in this application should not exceed the quantity of the Bonds specified earlier in the Notification sent by the Holder to the Agent.

2.6. The period of presentation starts on November 28, 2008 and ends on December 2, 2008.

2.7. The Notification should be sent to the mail address specified in the Offer, and the copies of notifications may be sent to fax: + 7 (095) 771-32-60.

2.8. The Notification is considered to be received by the Agent since the date of delivery to the consignee or the consignee's refusal to receive it confirmed by the appropriate document.

2.9. The Issuer is not liable for performance of the Offer conditions with regard to the Holders who did not provide their Notification during the Period of presentation, or who provided the Notifications inconsistent with the requirements set forth in the Offer, and also with regard to the Holders who violated other conditions of the Offer.

2.10. The excerpt from the minutes of tenders drawn up in the form of relevant annex to the Exchange Rules and certified by the signature of the Exchange authorized person is recognized to be an adequate evidence of the Holder's putting out the application of the Bonds sale in accordance with terms and conditions of the Bonds acquisition by the Issuer.

3. The Issuer's obligations.

3.1. The transactions of the Bonds Acquisition by the Issuer from the Bonds Holders are made via the Agent in the Exchange tender system in accordance with the Exchange Rules. The Issuer undertakes during the period not later than 17:00 Moscow time on the Date of Acquisition to close the transactions with all the Bonds Holders from whom the Notifications were received; these transactions are closed by filing via the Agent of counter address applications to the applications filed in accordance with the Resolution on securities issue, the Prospectus of securities, this Offer and the applications available in the System of tenders by the time of transaction conclusion.

In case the Issuer acquired the Bonds, they arrive to the Issuer's custody account with Non-commercial Partnership "National Depositary Center" keeping the record of the Bonds rights.

Henceforth the Bonds acquired by the Issuer may be again put into circulation to secondary market till the expiry of their repayment date (subject to the Issuer's compliance with Russian Federation legislation requirements).

3.2. The Bonds purchase and sale transactions made in accordance with terms and conditions of this Offer are concluded at the price making up 100 (One hundred) percent of the outstanding amount of the Bonds face value

without regard to coupon yield accrued on the Date of acquisition; the coupon yield is paid to the Bonds seller over the specified Acquisition Price.

As of the Date of acquisition the outstanding amount of the Bonds face value is 80% of the Bonds face value.

3.3. Address applications filed by the Holders in accordance with sub-item 2) of item 2.5 of this Offer and who sent the Notifications earlier as per the established procedure, are accepted by the Agent in the Bonds quantity specified in address applications filed by the Holders and at the price set forth by item 3.2 of this Offer.

3.4. The obligations of the parties (the Issuer and the Holder) for the accepted Offer are considered to be fulfilled since the time of transfer of ownership for the acquired Bonds to the Issuer and the payment for these Bonds by the Issuer (performance of "delivery versus payment" condition in accordance with the Exchange rules of tenders).

3.5. The acquisition of the Bonds by the Issuer is made in the Exchange Tender System in accordance with the Exchange Rules.

In case of reorganization, liquidation of Stock Exchange "MICEX" or in case if the acquisition of the Bonds by the Issuer via Stock Exchange "MICEX" as per the procedure stipulated by this Offer will not comply with RF legislation requirements, then the Issuer makes a decision on the trade organizer at securities market via whom the Issuer will conclude the Bonds acquisition transactions.

In this case the Bonds will be acquired by the Issuer in accordance with regulatory documents governing the activity of such trade organizer at securities market, and the Issuer simultaneously with communication on coupon rate determination should publish the information about the trade organizer at securities market via whom the Issuer will conclude the bonds acquisition transactions.

The specified information will include:

- Full and abbreviated name of the trade organizer at securities market;
- Its location;
- Information about the license: number, date of issue, validity term, the body that issued the license;
- The procedure of acquisition in accordance with the trade organizer rules.

4. Other terms and conditions.

4.1. All the matters of relations of the Issuer and the Bonds owners concerning the Bonds and not settled by this Offer are governed by the Issuing Documents, and are understood and construed in accordance with them.

4.2. In case of non-performance or improper performance of its obligations under the Offer the Issuer and the Bonds owners are liable in accordance with current legislation.

4.3. Assignment of rights of demand under the transactions concluded by the acceptance of this Offer is not allowed.

4.4. The disputes in connection with the Offer are subject to proceeding in Arbitration court or in regular court at defendant location.

4. The resolution on the Bonds acquisition was adopted by OJSC "VolgaTelecom" Board of directors on November 22, 2005, Minutes № 13 of November 22, 2005.

5. Interest rates for the second, third, fourth, fifth, sixth coupons are set forth to be equal to the rate of the first coupon being determined on the Date of placement start – December 06, 2005.

6. Signature

6.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom" D.V. Pozdnyakov

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

1253-2(b)

COMMUNICATION ABOUT THE START OF ISSUEING SECURITIES PLACEMENT

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2 The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (s) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

2. The communication's content

2.1. Data about securities being placed:
2.1.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds").***
2.1.2. Term to maturity (for the issuer's bonds and options):
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue.
The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.
If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.
2.1.3. State registration number of the issue of securities and the date of state registration: ***4-44-00137-A of November 10, 2005.***
2.1.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets***
2.1.5. The quantity of securities being offered and the face value of each valuable security being offered: ***3 000 000 (Three million) pieces, the face value of each bond is 1000 (One thousand) rubles.***

2.1.6. The method of securities offering, and in case of securities offering by private offering – also the community of potential acquirers of the securities:
The method of offering - public offering.
2.1.7. The price of securities offering or the procedure of its determination:
The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

$$ACY = Nom * C * ((T - T0) / 365) / 100\%$$

where:

ACY – accrued coupon yield, rubles;
Nom – the face value of one Bond, rubles;

C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.
The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

2.1.8. Granting to the issuer's stockholders and/or to other persons of pre-emptive rights to acquire the securities: ***Pre-emptive right to acquire the securities is not stipulated.***

2.2. The date of the securities offering start: ***December 06, 2005.***

2.3. Note to the fact that the date of the offering start may be changed subject to publishing the information about it on the news line and at the web-site in the Internet at least 1 day prior to the date of securities offering start published in this communication:
In case the Issuer adopts the resolution to change the date of the Bonds offering start, and the information about this date was disclosed as per the above established procedure, the Issuer publishes the communication about the change of the date of the Bonds offering start on the news line and at the web-site in the Internet at: http://www.vt.ru at least 1 (One) day prior to such date occurrence.

2.4. The end date of the offering or the procedure of its determination:
The end date of the offering is the earlier of the following dates:
a) the 15-th (fifteenth) business day since the date of the Bonds offering start;
b) the date of the offering of the last Bond of the issue.
Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue.

3. Signature	
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	D.V. Pozdnyakov

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

12§3-2(b)

COMMUNICATION ABOUT THE START OF ISSUEING SECURITIES PLACEMENT

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (s) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

2. The communication's content

2.1. Data about securities being placed:
2.1.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – "Bonds").***
2.1.2. Term to maturity (for the issuer's bonds and options):
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1638-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue.
The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.
If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.
2.1.3. State registration number of the issue of securities and the date of state registration: ***4-45-00137-A of November 10, 2005.***
2.1.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets.***
2.1.5. The quantity of securities being offered and the face value of each valuable security being offered: ***2 300 000 (Two million three hundred thousand) pieces, the face value of each bond is 1000 (One thousand) rubles.***

2.1.6. The method of securities offering, and in case of securities offering by private offering – also the community of potential acquirers of the securities :
The method of offering - public offering.
2.1.7. The price of securities offering or the procedure of its determination:
The price of the Bonds offering on the first and the next days of offering is set to be equal to the face

value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

ACY = Nom * C * ((T - T0)/ 365)/ 100%

where:

ACY – accrued coupon yield, rubles;
Nom – the face value of one Bond, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.
The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.
2.1.8. Granting to the issuer's stockholders and/or to other persons of pre-emptive rights to acquire the securities: ***Pre-emptive right to acquire the securities is not stipulated.***
2.2. The date of the securities offering start: ***December 06, 2005.***
2.3. Note to the fact that the date of the offering start may be changed subject to publishing the information about it on the news line and at the web-site in the Internet at least 1 day prior to the date of securities offering start published in this communication:
In case the Issuer adopts the resolution to change the date of the Bonds offering start, and the information about this date was disclosed as per the above established procedure, the Issuer publishes the communication about the change of the date of the Bonds offering start on the news line and at the web-site in the Internet at: http://www.vt.ru at least 1 (One) day prior to such date occurrence.
2.4. The end date of the offering or the procedure of its determination:
The end date of the offering is the earlier of the following dates:
a) the 15-th (fifteenth) business day since the date of the Bonds offering start;
b) the date of the offering of the last Bond of the issue.
Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue.

3. Signature	
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom" ___ ___________ ___	D.V. Pozdnyakov

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

1283-2(b)

Communication on completion of issuing securities placement

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (s) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

2. The communication's content

2.1. Data about placed securities:

2.1.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds").***

2.1.2. Term to maturity (for the issuer's bonds and options):

The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue.

The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.

The dates of the start and the end of each of the above specified periods coincide (the retirement is made in one day).

2.1.3. State registration number of the issue of securities and the date of state registration: ***4-44-00137-A of November 10, 2005.***

2.1.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets***

2.1.5. Face value of each placed valuable paper: ***1000 (One thousand) rubles***

2.1.6. The method of securities offering: ***public offering***

2.2. The date of actual start of securities placement (the date of the first transaction aimed to carve-out of securities to the first owner): ***December 06, 2005***

2.3. The date of actual completion of securities placement (the date of the last receiving entry in the customer account (custody account) of the first owner in the system of accounting of rights for the issue securities (additional issue) or the date of issuing the last certificate of certified security of the issue (additional issue) without obligatory central storage: ***December 06, 2005***

2.4. The quantity of actually placed securities: ***3 000 000 (Three million) bonds***

2.5. The share of actually placed securities of the total quantity of the issue securities to be placed: ***100%***

2.6. The actual offering price (prices) of securities and the quantity of securities placed by each of offering prices: ***by offering price of 1000 rubles per one Bond 3 000 000 (Three million) Bonds were placed***

2.7. The form of payment of placed securities, and in case if the placed securities were paid by monetary means and by other property (non-monetary means), - and also the quantity of placed securities paid by monetary means and the quantity of placed securities paid by other property (non-monetary means): ***The Bonds are paid by monetary means by non-cash method in Russian Federation currency.***

2.8. Data on the issuer's related party transactions, and also on the issuer's large transactions made by the issuer in the course of securities placement, and on the fact of their approval by the issuer's authorized management body or about the lack of such approval:

With "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company) of the sale of 281 801 (Two hundred eighty one thousand eight hundred one) Bonds for the total amount of 281 801 000 (Two hundred eighty one million eight hundred one thousand) rubles. Related party transaction person: a member of the Bank's Board of directors – Belyaev Konstantin Vladimirovich who is the Chairman of the Board of director of OJSC "VolgaTelecom". This transaction was approved by the Board of director of OJSC "VolgaTelecom" on November 22, 2005, Minutes № 13 of November 22, 2005.

In the course of the bonds placement large transactions were not made.

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	[signature]	D.V. Pozdnyakov

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

12g3-2(b)

Communication on completion of issuing securities placement

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodical (s) used by the issuer for information publishing	***"Rossiiskaya gazeta"***

2. The communication's content

2.1. Data about placed securities:

2.1.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – "Bonds").***

2.1.2. Term to maturity (for the issuer's bonds and options):

The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1274-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1456-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1638-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1820-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue.

The dates of the start and the end of each of the above specified periods coincide (the retirement is made in one day).

The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.

2.1.3. State registration number of the issue of securities and the date of state registration: ***4-45-00137-A , 10.11.2005***

2.1.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets***

2.1.5. Face value of each placed valuable paper: ***1000 (One thousand) rubles***

2.1.6. The method of securities offering: ***public offering***

2.2. The date of actual start of securities placement (the date of the first transaction aimed to carve-out of securities to the first owner): ***December 06, 2005***

2.3. The date of actual completion of securities placement (the date of the last receiving entry in the customer account (custody account) of the first owner in the system of accounting of rights for the issue securities (additional issue) or the date of issuing the last certificate of certified security of the issue (additional issue) without obligatory central storage: ***December 06, 2005***

2.4. The quantity of actually placed securities: ***2 300 000 (Two million three hundred thousand) bonds***

2.5. The share of actually placed securities of the total quantity of the issue securities to be placed: ***100%***

2.6. The actual offering price (prices) of securities and the quantity of securities placed by each of offering prices: ***by offering price of 1000 rubles per one Bond 2 300 000 (Two million three hundred thousand) Bonds were placed.***

2.7. The form of payment of placed securities, and in case if the placed securities were paid by monetary means and by other property (non-monetary means), - and also the quantity of placed securities paid by monetary means and the quantity of placed securities paid by other property (non-monetary means): ***The Bonds are paid by monetary means by non-cash method in Russian Federation currency.***

2.8. Data on the issuer's related party transactions, and also on the issuer's large transactions made by the issuer in the course of securities placement, and on the fact of their approval by the issuer's authorized management body or about the lack of such approval:

With "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company) of the sale of 100 000 (One hundred thousand) Bonds for the total amount of 100 000 000 (One hundred million) rubles. Related party transaction person: a member of the Bank's Board of directors – Belyaev Konstantin Vladimirovich who is the Chairman of the Board of director of OJSC "VolgaTelecom". This transaction was approved by the Board of director of OJSC "VolgaTelecom" on November 22, 2005, Minutes № 13 of November 22, 2005.

In the course of the bonds placement large transactions were not made.

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"		D.V. Pozdnyakov

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT STOCK COMPANY POSSESSES EQUITY STAKE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	**5260901817**
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. Full brand name of business entity whose participation share in charter (reserve) capital has changes: ***Limited Liability Company "Processing center "Union Card" Nizhny Novgorod"***

2.2 Location of business entity:

Russian Federation, 603006, Nizhny Novgorod city, Varvarskaya str., 32

2.3. Participation share of the joint stock company in the charter capital of the specified entity prior to the change: ***15%***

2.4. Participation share of the joint stock company in the charter capital of the specified entity after the change: ***0%***

2.5. The date when participation share of the joint stock company in the charter capital of the specified entity has changed: ***December 14, 2005***

3. Signature

3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom" ____________ (signature) D.V. Pozdnyakov

L.S.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *

12Ѯ3-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT STOCK COMPANY POSSESSES EQUITY STAKE"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	**5260901817**
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru/?id=1692***
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

2. The content of the communication
2.1. Full brand name of business entity whose participation share in charter (reserve) capital has changes: ***Limited Liability Company "Raduga-poisk"***
2.2 Location of business entity: ***Russian Federation, 603022, Nizhny Novgorod city, Studencheskaya str., 13***
2.3. Participation share of the joint stock company in the charter capital of the specified entity prior to the change: ***18,2%***
2.4. Participation share of the joint stock company in the charter capital of the specified entity after the change: ***0%***
2.5. The date when participation share of the joint stock company in the charter capital of the specified entity has changed: ***December 14, 2005***

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature)	D.V. Pozdnyakov

LS

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *

ВолгаТелеком

RECEIVED
2006 JUN -8 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1253-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY

"ON REORGANIZATION OF THE REGISTRAR CARRYING OUT THE ACTIVITY OF KEEPING THE REGISTERS OF THE ISSUER'S SECURITIES OWNERS"

RECEIVED
2006 JUN -8 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. Form of reorganization: ***affiliation***

2.2. The registrar's authorized management body that made the decision serving as the ground of reorganization, and the date of its making:

Extraordinary general meeting of shareholders of CJSC "Registrator – Svyaz", August 16, 2005.

2.3. Full and abbreviated brand names of each reorganized legal entity, location:

1. Closed Joint Stock Company "Registrator – Svyaz",
CJSC "Registrator – Svyaz",
Moscow, Kalanchevskaya str., 15 A

2. Open Joint Stock Company "United registration company",
OJSC "URC",
Moscow, Pyatnitskaya str., 70

2.4. Full and abbreviated brand name of the legal entity that dissolved as a result of reorganization, location:

Closed Joint Stock Company "Registrator – Svyaz",
CJSC "Registrator – Svyaz",
Moscow, Kalanchevskaya str., 15 a

2.5. The date of reorganization (the date of making the entry into Unified state register of legal entities about the discontinuation of activities of affiliated legal entity):

December 13, 2005.

3. Signature		
3.1. First deputy to the General Director of OJSC "VolgaTelecom" for economics and finances	(signature) LS	D.V. Pozdnyakov

1283-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT OF THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. The date of holding the Joint Stock Company Board of directors' session at which the appropriate resolution was passed: ***03.10.2005***

2.2. The date of drawing up and the number of the minutes of the Joint Stock Company Board of directors' session at which the appropriate resolution was passed: ***03.10.2005, № 8***

2.3. The content of the resolution passed by Board of directors of the Joint Stock Company on issue № 11

"About changing the structure of OJSC "VolgaTelecom" Management board":

1. To terminate early since October 6, 2005 the authorities of the members of OJSC "VolgaTelecom" Management board - Mrs. Grigorieva L.I. and Mrs. Sipatova T.M.

2. To appoint since October 6, 2005 the members of OJSC "VolgaTelecom" Management board:

Mrs. Astakhova Svetlana Leonidovna – director of the Company's human resources management department;

Mr. Petrov Mikhail Victorovich – deputy to the Company's General Director for mobile communication.

3. To approve terms and conditions of contracts being concluded with the Company's Management board members Mrs. Astakhova S.L. and Mr. Petrov M.V.

2.4. Surname, name, patronymic name of the appropriate person: ***Mrs. Astakhova Svetlana Leonidovna***

The share of participation of the specified person in the charter capital of the Joint Stock Company: ***none***

The stake of the Joint Stock Company's ordinary shares that belongs to the specified person: ***none***

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the Joint Stock Company: ***none***

The stake of ordinary shares of subsidiary and/or associated companies of the Joint Stock Company that belongs to the specified person: ***none***

The stake of the Joint Stock Company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of execution of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person: ***The companies did not issue options***

Surname, name, patronymic name of the appropriate person: ***Mr. Petrov Mikhail Victorovich***

The share of participation of the specified person in the charter capital of the Joint Stock Company: ***none***

The stake of the Joint Stock Company's ordinary shares that belongs to the specified person: ***none***

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the Joint Stock Company: ***none***

The stake of ordinary shares of subsidiary and/or associated companies of the Joint Stock Company that belongs to the specified person: ***none***

The stake of the Joint Stock Company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of execution of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person: ***The companies did not issue options***

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature) L.S.	D.V. Pozdnyakov

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1253-2(b)

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY
"CHANGES IN THE LIST OF LEGAL ENTITIES, IN WHICH THE JOINT-STOCK COMPANY PARTICIPATES"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication
2.1. Full brand name of the commercial organization, in the charter (reserve) capital of which the joint-stock company acquired the share: ***Limited liability company "NIZHEGORODSKIY TELESERVICE"***
2.2 Place of location of the commercial organization: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
2.3. The joint stock company's share of participation in the charter capital of the specified organization prior to the change: *0%*
2.4. The joint stock company's share of participation in the charter capital of the specified organization after the change: ***100%***
2.5. Date from which the joint stock company's share of participation in the charter capital of the specified organization is changed: **July *14, 2005***

3. Signature		
3.1. First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom"	(signature) L.S.	D.V. Pozdnyakov

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород

1253-2(b)

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE JOINT STOCK COMPANY'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

General information

The issuer's full brand name:

Open Joint Stock Company "VolgaTelecom"

The issuer's abbreviated brand name:

OJSC "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's national registration number:

1025203014781

The issuer's TIN:

5260901817

The issuer's unique code assigned by the registration body:

00137-A

The address of the web site in the Internet used for information disclosure:

http://www.vt.ru/?id=1692

The name of periodical (periodicals) used by the issuer for information publishing:

Supplement to "Russia's FSFM Herald"
"Rossiiskaya gazeta"

Content of the communication

VII. About the change in the Company's Management board structure.

It was decided:

To exclude Vystorop V.P. from the structure of the Company's Management board.

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.vt.ru/?id=1692
Full brand name and the location of commercial organization in which the issuer's equity share in the charter capital (reserve) was changed:
Limited Liability Company "Radio-Resonance",
RF, Nizhny Novgorod city, Okskyi sjezd, 8
The issuer's equity share in the charter (reserve) capital of the specified organization before the change:
51%
The issuer's equity share in the charter (reserve) capital of the specified organization after the change:
0%
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
May 17, 2005

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom"

LS

/ D.V. Pozdnyakov /

1253-2(b)

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***

The issuer's unique code assigned by the registration body: ***00137-A***

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of the securities:

http://www.vt.ru/?id=1692

The date of holding the session of the Board of directors (supervisory council) of the issuer: ***26.04.2005.***

The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: ***26.04.2005, minutes № 29***

The content of the decision made by the Board of directors (supervisory council) of the issuer on the issue:

III. On calling of annual general meeting of stockholders of OJSC "VolgaTelecom".

1. *To call annual general meeting of stockholders of OJSC "VolgaTelecom" in the form of joint presence.*
2. *Annual general meeting of stockholders is to be held on June 28, 2005 at the address: Nizhny Novgorod city, M.Gorky sq., Post House.*
3. *To set the time of the meeting beginning – 10-00 a.m. (local time).*
4. *To set the time of the beginning of registration of stockholders – 08-00 a.m. (local time) on 28.06.2005.*
5. *To set May 10, 2005 18-00 p.m. (local time) as the date of drawing up the list of persons and entities having the right to participate in annual general meeting of stockholders.*
6. *To set the mail address where the filled bulletins may be sent – 603000,Nizhny Novgorod city, M.Gorky sq., Post House.*
7. *To set the date of dispatching communication on calling of the annual general meeting of stockholders and voting bulletins 30 days prior to the date of the meeting's holding.*

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom"

LS

/ D.V. Pozdnyakov /

1283-2(b)

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*
The issuer's unique code assigned by the registration body: *00137-A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of the securities:
http://www.vt.ru/?id=1692
The date of holding the session of the Board of directors (supervisory council) of the issuer:
26.04.2005
The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer:
26.04.2005, minutes № 29
The content of the decision made by the Board of directors (supervisory council) of the issuer:

I. On the General Director of OJSC "VolgaTelecom".
Appoint Mr. Omelchenko S.V. the General Director of OJSC "VolgaTelecom" for the term of two years.
Approve the terms and conditions of the Labor contract with OJSC "VolgaTelecom" General Director Mr. Omelchenko S.V.

Surname, name and patronymic name (full brand name) of the relevant person:
Omelchenko Sergey Valerievich
Equity share of the specified person in the issuer's charter capital: *0 %*
The share of the issuer's ordinary stock that belongs to the specified person: *0%*
Equity share of the specified person in the charter capital of associated and affiliated companies of the issuer: *0%*
The share of the issuer's associated and/or affiliated companies' ordinary stock that belongs to the specified person: *0%*
The share of the issuer's ordinary stock and/or of the issuer's associated and affiliated companies that may be acquired by the specified person due to exercising the rights of the issuer and/or its associated and affiliated companies' options granted to the specified person: *0%*

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

LS

RECEIVED
2006 JUN -8 P 12:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12§3-2(b)

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of the securities:
http://www.vt.ru/?id=1692
The date of holding the session of the Board of directors (supervisory council) of the issuer: ***20.05.2005.***
The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: ***23.05.2005, minutes № 30***
The content of the decision made by the Board of directors (supervisory council) of the issuer:
XVIII. On changing the structure of the Company's Management board.

It was decided:
To exclude Lyulin V.F. from the structure of the Company's Management board.

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" LS / D.V. Pozdnyakov /

1283-2(b)

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***

The issuer's unique code assigned by the registration body: ***00137-A***

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of the securities:

http://www.vt.ru/?id=1692

The date of holding the session of the Board of directors (supervisory council) of the issuer: ***20.05.2005.***

The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: ***23.05.2005, minutes № 30***

The content of the decision made by the Board of directors (supervisory council) of the issuer:

XII. Approval of the agenda of annual general meeting of stockholders.

It was decided:

To approve the following agenda of the annual general meeting of the Company's stockholders:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.
2. On payment of dividends for 2004, the size, time and form of their payment on the shares of each category.
3. Introduction of changes and addenda to the Company's Charter.
4. Introduction of changes and addenda to the Provision on the Company's Board of directors.
5. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.
6. Election of the members of the Company's Board of directors.
7. Election of the members of the Company's Auditing committee.
8. Approval of the Company's auditor for 2005.
9. Definition of the amount of remuneration to the members of the Company's Board of directors.
10. On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.
11. On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.
12. On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom"

LS

/ D.V. Pozdnyakov /

1253-2(b)

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of the securities:
http://www.vt.ru/?id=1692
The date of holding the session of the Board of directors (supervisory council) of the issuer: ***20.05.2005.***
The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: ***23.05.2005, minutes № 30***
The content of the decision made by the Board of directors (supervisory council) of the issuer:

III. Recommendations on payment of dividends for 2004: the size, time period, procedure and form of their payment on the shares of each category.

It was decides:

1. To recommend to the annual general meeting of the Company's stockholders to pass the resolution on payment of dividends for 2004:

- On ordinary shares in the size of 1,3779 ruble per one share in money form, starting from 15.07.2005 till 15.12.2005;
- On preferred shares in the size of 2,5082 rubles per one share in money form, starting from 15.07.2005 till 15.12.2005.

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom"

/ D.V. Pozdnyakov /

RECEIVED
2006 JUN -8 P 12:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1283-2(б)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body: *00137 - A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter (reserve) capital (ordinary stock) was acquired by the issuer:
Open Joint Stock Company "Informational technologies of communication", RF, Moscow, Pluyshchikha str., 55, bld. 2
The issuer's equity share in the charter (reserve) capital of the specified organization before the change:
0%
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change:
0%
The issuer's equity share in the charter (reserve) capital of the specified organization after the change:
13%
The share of ordinary stock of the joint stock company that belongs to the issuer after the change:
13%
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
April 7, 2005

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*
The issuer's unique code assigned by the registration body: *00137 - A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.vt.ru/?id=1692
Full brand name and the location of commercial organization which equity share in the charter capital (ordinary stock) was changed:
Open Joint Stock Company "Telesot",
RF, Orenburg city, Tereshkova str., 257
The issuer's equity share in the charter (reserve) capital of the specified organization before the change:
32,4 %
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change:
32,4 %
The issuer's equity share in the charter (reserve) capital of the specified organization after the change:
0%
The share of ordinary stock of the joint stock company that belonged to the issuer after the change:
0 %
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
April 18, 2005

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

LS

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT STOCK COMPANY POSSESSES EQUITY STAKE"

General information

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's abbreviated brand name:
OJSC "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's basic state registration number:
1025203014781
The issuer's taxpayer identification number:
5260901817
The issuer's unique code assigned by the registration body:
00137 - A
The address of the web site in the Internet used for information disclosure:
http://www.vt.ru/?id=1692

The name of the periodical organ used by the issuer for publication of information:
Annex to "Russia's FCSM Herald"
"Rossiiskaya gazeta"

Communication's content

Full brand name, location of commercial organization in the charter (reserve) capital of which the Joint Stock Company changed its equity stake (ordinary shares):
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola"
RF, 424000, the Republic of Maryi El,
Yoshkar-Ola town, Sovetskaya str., 138

The Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization before the change:
61%
The share of the specified organization's ordinary stock that belonged to the Joint Stock Company prior to the change:
61%
The Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization after the change:
0%
The share of the specified organization's ordinary stock that belonged to the Joint Stock Company after the change:
0%
The date since when the Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization has changed:
May 30, 2005

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

12g3-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT STOCK COMPANY POSSESSES EQUITY STAKE"

General information

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's abbreviated brand name:
OJSC "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's basic state registration number:
1025203014781
The issuer's taxpayer identification number:
5260901817
The issuer's unique code assigned by the registration body:
00137 - A
The address of the web site in the Internet used for information disclosure:
http://www.vt.ru/?id=1692

The name of the periodical organ used by the issuer for publication of information:
Annex to "Russia's FCSM Herald"
"Rossiiskaya gazeta"

RECEIVED
2006 JUN -8 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Communication's content

Full brand name, location of commercial organization in the charter (reserve) capital of which the Joint Stock Company changed its equity stake (ordinary shares):
Closed Joint Stock Company "Pulse-Radio",
RF, 424000, the Republic of Maryi El,
Yoshkar-Ola town, Sovetskaya str., 138

The Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization before the change:
40%
The share of the specified organization's ordinary stock that belonged to the Joint Stock Company prior to the change:
40%
The Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization after the change:
0%
The share of the specified organization's ordinary stock that belonged to the Joint Stock Company after the change:
0%
The date since when the Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization has changed:
May 30, 2005

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород
ВолгаТелеком

1253-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "THE CHANGE OF THE WEB SITE ADDRESS IN THE "INTERNET" USED FOR INFORMATION DISCLOSURE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body:
00137-A
The address of the web site in the "Internet" used earlier by the issuer for information publication:
http://www.volgatelecom.ru
The address of the web site in the "Internet" being used by the issuer for information publication:
http://www.vt.ru
The date since when the issuer ensures the access to the information published by the issuer on the web site in the "Internet" at the changed address:
31.03.2005

The address of the web site in the "Internet" earlier used by the issuer for information publication http://www.volgatelecom.ru as well as its spelling variants are used for redirection to the new address: http://www.vt.ru

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

1253-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body:
00137-A
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.vt.ru/?id=1692
The date when the issuer's Board of directors (supervisory council) was held:
31.03.2005
The date of making up and the number of the minutes of the meeting of the issuer's Board of directors (supervisory council):
31.03.2005
The content of the resolution passed by the issuer's Board of directors (supervisory council):

Due to the expiry of the Labor contract term and basing on the application of the Company's General Director Mr. V.F.Lyulin the authority of OJSC "VolgaTelecom" General Director Mr. V.F.Lyulin is terminated.

To vest Mr. A.I.Kirillov – the First deputy to the General Director (Technical director) of OJSC "VolgaTelecom" – with the function of acting General Director of OJSC "VolgaTelecom".

Surname, name and patronymic name (full brand name) of the relevant person:
Kirillov Alexander Ivanovich
Equity share of the specified person in the issuer's charter capital: *0,0668 %*
The share of the issuer's ordinary stock that belongs to the specified person: *0,0876 %*
Equity share of the specified person in the charter capital of associated and affiliated companies of the issuer: *0%*
The share of the issuer's associated and/or affiliated companies' ordinary stock that belongs to the specified person: *0%*
The share of the issuer's ordinary stock and/or of the issuer's associated and affiliated companies that may be acquired by the specified person due to exercising the rights of the issuer and/or its associated and affiliated companies' options granted to the specified person: *0%*

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "INCLUSION OF THE ISSUER'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SPECIFIED LIST"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.volgatelecom.ru/?id=1692
Full brand name of the trade organizer at the securities market:
Closed Joint Stock Company "Stock exchange MICEX"
Kind, category, type of the issuer's securities that are included into the list of securities allowed for bidding by the trade organizer at the securities market:
Ordinary, registered, paperless shares
Preferred, registered, paperless shares
Paper, interest rate, bearer bonds of BT- 1 series
In case if for the bids conducted by the trade organizer at the securities market the issuer's securities being in the process of their placement are allowed – the quantity of the issuer's securities being placed:

In case if the issuer's securities are allowed (were allowed) for bidding at the stock exchange – the name of the quoting list in which the issuer's securities are included:
Quoting list "A" of the first level
In case if the issuer's securities are allowed for bidding at the stock exchange without passing through the listing procedure – the data on this case:
The securities passed through the listing procedure

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*
The issuer's unique code assigned by the registration body: *00137 - A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Closed Joint Stock Company "Samarasvyazinform"
RF, Samara city, Samarskaya str., 72
The issuer's equity share in the charter (reserve) capital of the specified organization before the change: *16,9%*
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change: *16,9%*
The issuer's equity share in the charter (reserve) capital of the specified organization after the change: *0%*
The share of ordinary stock of the joint stock company that belonged to the issuer after the change: *0%*
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
March 15, 2005

First Deputy to the General Director for economics and finances Of OJSC "VolgaTelecom" [stamp: Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород] [signature] / D.V. Pozdnyakov /

1253-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "INCLUSION OF THE ISSUER'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SPECIFIED LIST"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body: *00137 - A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.volgatelecom.ru/?id=1692
Full brand name of the trade organizer at the securities market:
Open Joint Stock Company "Stock exchange RTS"
Kind, category, type of the issuer's securities that are included into the list of securities allowed for bidding by the trade organizer at the securities market:
Ordinary, registered, paperless shares
Preferred, registered, paperless shares
Paper, interest rate, bearer bonds of BT- 1 series
In case if for the bids conducted by the trade organizer at the securities market the issuer's securities being in the process of their placement are allowed – the quantity of the issuer's securities being placed:

In case if the issuer's securities are allowed (were allowed) for bidding at the stock exchange – the name of the quoting list in which the issuer's securities are included:
Quoting list A of the second level
In case if the issuer's securities are allowed for bidding at the stock exchange without passing through the listing procedure – the data on this case:
The securities passed through the listing procedure

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "INCLUSION OF THE ISSUER'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SPECIFIED LIST"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body: *00137 - A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.volgatelecom.ru/?id=1692
Full brand name of the trade organizer at the securities market:
Non-Commercial Partnership "Stock exchange RTS"
Kind, category, type of the issuer's securities that are included into the list of securities allowed for bidding by the trade organizer at the securities market:
Preferred, registered, paperless shares
Paper, interest rate, bearer bonds of BT- 1 series
In case if for the bids conducted by the trade organizer at the securities market the issuer's securities being in the process of their placement are allowed – the quantity of the issuer's securities being placed:

In case if the issuer's securities are allowed (were allowed) for bidding at the stock exchange – the name of the quoting list in which the issuer's securities are included:
Quoting list A of the second level
In case if the issuer's securities are allowed for bidding at the stock exchange without passing through the listing procedure – the data on this case:
The securities passed through the listing procedure

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"CHANGES IN THE SIZE OF PARTICIPATION IN THE CHARTER CAPITAL (IN THE SIZE OF THE ISSUER'S SHARES FRACTION) OF THE ISSUER, ITS ASSOCIATED AND AFFILIATED COMPANIES, PERSONS BEING THE MEMBERS OF THE ISSUER MANAGEMENT BODIES"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body:
00137 - A
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.volgatelecom.ru/?id=1692
Surname, name, patronymic name and post of the person:
Lyulin Vladimir Fedorovich
General Director
Full brand name and the location of organization in which charter capital the fraction of the specified person was changed:
Open Joint Stock Company "VolgaTelecom"
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The size of the fraction of the specified person in the charter capital of the relevant organization before the change:
0,1490 %
The size of the fraction of ordinary stock of such joint stock company that belonged to the specified person before the change:
0,1814 %
The size of the fraction of the specified person in the charter capital of the relevant organization after the change:
0,1185 %
The size of the fraction of ordinary stock of such joint stock company that belongs to the specified person after the change:
0,1407 %
The date when the issuer came to know about the change of the fraction of the specified person in the charter capital of the relevant organization:
March 11, 2005

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov /

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Closed Joint Stock Company "RTCOM",
RF, Saransk town, Kommunisticheskaya str., 54
The issuer's equity share in the charter (reserve) capital of the specified organization before the change: ***0%***
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change: ***0%***
The issuer's equity share in the charter (reserve) capital of the specified organization after the change: ***100%***
The share of ordinary stock of the joint stock company that belonged to the issuer after the change: ***100%***
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
March 9, 2005

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom" / D.V. Pozdnyakov/

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1253-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Closed Joint Stock Company "Cellular communication of Mordoviya",
RF, Saransk town, Bolshevistskaya str., 13
The issuer's equity share in the charter (reserve) capital of the specified organization before the change: *60%*
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change: *60%*
The issuer's equity share in the charter (reserve) capital of the specified organization after the change: ***0%***
The share of ordinary stock of the joint stock company that belonged to the issuer after the change: ***0%***
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
February 9, 2005

First Deputy to the General Director
for economics and finances
Of OJSC "VolgaTelecom"

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

/ D.V. Pozdnyakov/

RECEIVED
2005 JUN -8 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1253-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CONCLUSION BY THE ISSUER OF THE CONTRACT WITH THE STOCK EXCHANDE (TRADE ORGANIZER) BASING ON WHICH THE SECURITIES ARE LISTED (LISTING OF THE SECURITIES ALLOWED FOR TRADING OF THE TRADE ORGANIZER AT THE MARKET OF SECURITIES)"

Full brand name of the issuer and its business legal structure:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorki sq., Post House
Taxpayer Identification Number assigned to the issuer by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body: *00137 - A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.volgatelecom.ru/?id=1692
Full brand name of the stock exchange (trade organizer that includes the issuer's securities into the list of securities allowed for trading by the trade organizer at the securities market) that lists the issuer's securities:
Closed Joint Stock Company "Stock exchange MICEX"
Kind, category and the type of the issuer's securities that are listed by the stock exchange (inclusion of which into the list of securities allowed for trading by the trade organizer at the securities market is made by the trade organizer at the securities market):
Ordinary, registered, paperless shares
Preferred, registered, paperless shares
Paper, interest-rate, bearer bonds of BT-1 series
The date and the number of the contract basing on which the stock exchange lists the issuer's securities (basing on which the trade organizer makes the inclusion into the list of the securities allowed for trading by the trade organizer at the securities market):
December 31, 2004, № 1420 – 04
December 31, 2004, №1419 – 04
December 31, 2004, № 1425 - 04

Deputy to the General Director of OJSC "VolgaTelecom" L.I.Grigorieva

Date: December 31, 2004

1283-2(b)

COMMUNICATION ON
THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"OBTAINING BY THE ISSUER OF RUSSIA'S FCSM PERMISSION FOR CIRCULATION AND/OR PLACEMENT OF THE ISSUER'S SECURITIES OUTSIDE RUSSIAN FEDERATION"

Full brand name of the issuer and its business legal structure:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorki sq., Post House
Taxpayer Identification Number assigned to the issuer by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.volgatelecom.ru/?id=1692
Kind, category, the type and the quantity of the issuer's securities in regard of which the Federal Commission granted the permission for their circulation and/or placement outside Russian Federation:
Ordinary, registered, paperless shares
65 673 880 pieces
The quantity of the issuer's securities of the same kind (category, type) already in circulation outside Russian Federation:
32 540 896 pieces
In case if the organization of the issuer's securities circulation outside Russian Federation is arranged by the placement in accordance with the foreign law of foreign issuer of the securities, - full brand name of such foreign issuer;
"JPMORGAN CHASE BANK"

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I.Grigorieva /

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

Date: December 28, 2004

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "LIQUIDATION OF THE ASSOCIATED OR AFFILIATED COMPANY OF THE ISSUER"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.volgatelecom.ru/?id=1692
Full brand name of the issuer's associated or affiliated company:
Limited liability Company "Private security enterprise "ROS"
The equity stake of the issuer in the charter capital of associated or affiliated company of the issuer: ***60%***
Grounds for liquidation of the issuer's associated or affiliated company:
Resolution of the General meeting of the participants of LLC "PSE "ROS" of March 29, 2004.
The entry about the liquidation of LLC "PSE "ROS" was made in the single register of legal entities on December 6, 2004.

Deputy to the General Director of OJSC "VolgaTelecom" / L.I. Grigorieva /

L.S.

Date: December 10, 2004

1253-2(б)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CONCLUSION BY THE ISSUER OF THE CONTRACT WITH STOCK EXCHANGE (TRADE ORGANIZER), BASING ON THIS CONTRACT THE SECURITIES ARE BEING LISTED (INCLUSION OF SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET)"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***

The issuer's unique code assigned by the registration body: ***00137 - A***

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:

http://www.volgatelecom.ru/?id=1692

Full brand name of the stock exchange carrying out the listing of the issuer's securities (trade organizer who includes the issuer's securities into the list of securities allowed for bidding by the trade organizer at the securities market):

Open Joint Stock Company "Stock exchange RTS"

Kind, category, type of the issuer's securities that are being listed by the stock exchange (the inclusion into the list of securities allowed for bidding by the trade organizer is made by the trade organizer at the securities market):

Ordinary, registered, paperless shares
Preferred, registered, paperless shares of A type
Paper, interest rate, bearer bonds of BT- 1 series

The signature date and the number of contract on the basis of which the stock exchange is carrying out the listing of the issuer's securities (on the basis of which the trade organizer is making the inclusion into the list of securities allowed for bidding by the trade organizer at the securities market):

December 10, 2004
№ 1353 – 04/002/Л/ОАО

Deputy to the General Director of OJSC "VolgaTelecom" L.I. Grigorieva

Date: December 10, 2004

1283-2(b)

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Closed Joint Stock Company "Ulyanovsk – GSM",
RF, Ulyanovsk city, L.Tolstoy str., 60
The issuer's equity share in the charter (reserve) capital of the specified organization before the change:
55%
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change:
55%
The issuer's equity share in the charter (reserve) capital of the specified organization after the change:
60%
The share of ordinary stock of the joint stock company that belongs to the issuer after the change: ***60%***
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
September 27, 2004

Deputy to the General Director of OJSC "VolgaTelecom" — L.I. Grigorieva

Date: October 4, 2004

1283-2(b)

RECEIVED
2006 JUN -8 P 12:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUATERLY REPORT

Open Joint Stock Company "VolgaTelecom"

The issuer's code: | 0 | 0 | 1 | 3 | 7 | - | A |

For quarter III of 2005

The issuer's location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi

The information contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General Director	signature	/ S.V. Omelchenko / Name
Date November 14,2005		
Chief accountant	signature	/ N.I.Popkov / Name
Date November 14,2005		

Открытое акционерное общество "ВолгаТелеком" * г.Нижний Новгород * ВолгаТелеком

Contact person: Leading expert in securities
Mrs. Mironova Elena Petrovna

Phone: (8312) 34 22 10
Fax: (8312) 30 67 68
E-mail: gd@vt.ru

The address of Internet web-site(s) where the information contained in this quarterly report is disclosed: http://www.vt.ru/?id=312

Table of contents

Introduction 6

I. Brief data on persons forming the issuer's management body structure, data on bank accounts, on auditor, appraiser, and the issuer's financial adviser, and also on other persons who signed the quarterly report

1.1. Persons, forming the issuer's management body structure 11
1.1.1. The issuer's collegial management body 11
1.1.2. The issuer's collegial executive body...12
1.1.3. The issuer's single executive body 12
1.2. Data on the issuer's bank accounts 12
1.3. Data on the issuer's auditor (auditors) 14
1.4. Data on the issuer's appraiser 15
1.5. Data on the issuer's advisers 15
1.6. Data on other persons who signed this quarterly report 16

II. Basic information on the issuer's financial-economic standing

2.1. Indicators of the issuer's financial-economic activity 17
2.2. The issuer's market capitalization 18
2.3. The issuer's liabilities 20
2.3.1. Accounts payable 21
2.3.2. The issuer's credit background 22
2.3.3. The issuer's liabilities from the guarantee provided to third parties................22
2.3.4. The issuer's other liabilities 22
2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement 23
2.5. Risks related to the acquisition of being placed (placed) issuing securities 23
2.5.1. Industry risks 23
2.5.2. Country and regional risks 23
2.5.3. Financial risks 25
2.5.4. Legal risks 27
2.5.5. Risks related to the issuer's activity 28

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer..............................30
3.1.1. Data on the brand name (name) of the issuer 30
3.1.2. Data on the issuer's state registration 31
3.1.3. Data on establishment and development of the issuer......................................31
3.1.4. Contact information 33
3.1.5. Taxpayer Identification Number 33
3.1.6. The issuer's branches and representation offices..33
3.2. The issuer's core economic activity 34

3.2.1. The issuer's industry membership 34
3.2.2. The issuer's core economic activity 34
3.2.3. Major kinds of products (works, services) 35
3.2.4. The issuer's raw products (materials) and suppliers 38
3.2.5. The issuer's products (works, services) sales markets 39
3.2.6. Data on the issuer's licenses 40
3.2.7. The issuer's joint activity 49
3.2.8. Additional requirements to issuers being joint stock investment funds or insurance undertaking 49
3.2.8.1. The issuer is not an investment fund 49
3.2.8.2. The issuer is not an insurance undertaking 49
3.2.9. Additional requirements to issuers the core activity of which is mining operations 49
3.2.10. Additional requirements to issuers the core activity of which is communication services providing 49
3.3. The issuer's future activity plans 91
3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations 94
3.5. The issuer's subsidiary and affiliated economic companies 94
3.6. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets 115
3.6.1. Fixed assets (property, plant and equipment) 115

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity 117
4.1.1. Profit and losses 117
4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of goods, products, works, services and profit (losses) of the issuer from the core activity 118
4.2. The issuer's liquidity, adequacy of the issuer's capital and current assets 119
4.3. The size and the structure of the issuer's capital and current assets 120
4.3.1. The size and the structure of the issuer's capital and current assets 120
4.3.2. The issuer's financial investments 121
4.3.3. The issuer's intangible assets 123
4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations 123
4.5. Analysis of the development trends in the issuer's core activity area 124

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies....137

5.2. Information about the persons making up the structure of the issuer's management bodies 141
5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer 175
5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity 177
5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity 178
5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity....187
5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers) 188
5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter (reserve) capital (share fund).....188

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants) 189
6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter (reserve) capital (share fund) or at least 20% of their common stock....189
6.3. Data on participation of the state or municipal formation in the issuer's Charter (reserve) capital (share fund), availability of special right ("golden share")....191
6.4. Data on limitations for participation in the issuer's Charter (reserve) capital (share fund)....191
6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock 192
6.6. Data on related party transactions made by the issuer....196
6.7. Data on the size of the accounts receivable 197

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement 198
7.2. The issuer's quarterly accounting statement for the last accomplished reporting quarter 198
7.3. The issuer's consolidated accounting statement for the last accomplished fiscal year 198
7.4. Data on the issuer's accounting policy 199
7.5. Data on total amount of export, and also on the share of export in the total volume of sales 199
7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal

year 199
7.7. Data on the issuer's participation in legal processes in case, when such participation may materially affect the issuer's financial-economic activity 199

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer 200
8.1.1. Data on the size, structure of the issuer's Charter (reserve) capital (share fund)........200
8.1.2. Data on the changes in the size of the issuer's Charter (reserve) capital (share fund) 201
8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer.........202
8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body 202
8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter (reserve) capital (share fund) or at least 5% of the common stock 204
8.1.6. Data on revenue-intensive transactions made by the issuer 211
8.1.7. Data on the issuer's credit ratings 211
8.2. Data on each category (type) of the issuer's shares 215
8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares 219
8.3.1. Data on the issues, all the securities of which are paid off (cancelled)..................219
8.3.2. Data on the issues, securities of which are in circulation 229
8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default) 247
8.4. Data on entity (entities) provided guarantee for the issue bonds............................247
8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds..........248
8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities 249
8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents 250
8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer 251
8.9. Data on declared (accrued) and paid dividends on the issuer's shares, and also on the incomes on the issuer's bonds 254
8.10. Other data 268
Supplement № 1 – Code of Corporate Governance of OJSC "VolgaTelecom"..........................269
Supplement № 2 – OJSC "VolgaTelecom" internal document laying down the rules on preventing the insider dealings 288
Supplement № 3 – OJSC "VolgaTelecom" consolidated financial statement for year 2004....293
Supplement № 4 – Quarterly accounting statement for 9 months of year 2005...................355
Supplement № 5 – OJSC "VolgaTelecom" consolidated financial statement for 6 months of year 2005..362
Supplement № 6 – OJSC "VolgaTelecom" accounting policy for year 2005 378

Introduction

a) Full and abbreviated brand name of the issuer:

Full brand name of the issuer:

Open Joint Stock Company "VolgaTelecom"

Full brand name of the issuer in English:

Open Joint Stock Company "VolgaTelecom"

Abbreviated brand name of the issuer: ***OJSC "VolgaTelecom"***

Abbreviated brand name of the issuer in English:

OJSC "VolgaTelecom"

b) The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi

c) The issuer's contact telephone numbers and e-mail address

Phone: ***(831 2) 33 20 47; 34 30 55***

Fax: ***(831 2) 30 67 68***

E-mail address: **gd@vt.ru**

d) The address of the web site in the Internet where the complete text of the issuer's quarterly report is published:

http://www.vt.ru/?id=312

e) Basic data on the issuer's circulating securities:

1. Type of securities: ***shares***

Category (kind): ***ordinary***

Number of placed securities: ***245 969 590***

Face value of one valuable paper: ***5 rubles***

Other information:

Method and period of placement:

Method of placement: ***distribution between the stockholders***

Period of placement (effective date, end date of the placement or the procedure of their determination):

From 15.10.1996 to 15.10.1996.

Method and period of placement:

Method of placement: ***conversion at reorganization***

Period of placement (effective date, end date of the placement or the procedure of their determination):

From 30.11.2002 to 30.11.2002

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of ordinary nominal paperless shares of state registration number 1 – 01 – 00137 – A of November 14, 2003.

2. Type of securities: ***shares***

Category (kind): ***preferred A type***

Number of placed securities: ***81 983 404***

Face value of one valuable paper: ***5 rubles***

Other information:

Method and period of placement:

Method of placement: ***distribution between the stockholders***

Period of placement (effective date, end date of the placement or the procedure of their determination):

From 15.10.1996 to 15.101996.

Method and period of placement:

Method of placement: ***conversion at reorganization***

Period of placement (effective date, end date of the placement or the procedure of their determination):

From 30.11.2002 to 30.11.2002

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of preferred nominal, paperless shares of state registration number 2 – 01 – 00137 – A of November 14, 2003.

3. Type of securities: ***bonds***

Series: ***BT - 1***

Number of placed securities: ***1 000 000***

Face value of one valuable paper: ***1 000 rubles***

Other information:

Method and period of placement:

Method of placement: ***public offering***

Period of placement (effective date, end date of the placement or the procedure of their determination): ***from 21.02.2003 to 21.02.2003***

The price of placement or the procedure of its determination: ***1 000 Rubles.***

Terms and conditions of the security: ***The amount of security is 1 000 000 000 (One billion) rubles, and also the sum of all incomes on the Bonds paid by the Issuer.***

The guarantor is obliged to be responsible for the execution of the Issuer's liabilities to pay the sum of the face value of all issued bonds, the joint coupon yield determined in accordance with the conditions of decision on placement and prospectus of bonds issue, and also for public irrevocable liabilities (offers) of the issuer to repurchase its bonds, the conditions and the procedure of which are defined in item 9 of "Decision on the bonds issue" and item 56.13 of "Issue Prospectus".

Security kind: ***Guarantee***

The entity that provided the security:

Limited Liability Company "Financial group "Web-invest"

4. Type of securities: ***bonds***

Series: ***1 - C***

The quantity of placed securities: ***143 440***
The face value of one valuable paper: ***100 rubles***

5. Type of securities: ***bonds***
Series: ***2 - C***
The quantity of placed securities: ***6 218***
The face value of one valuable paper: ***3 000 rubles***

6. Type of securities: ***bonds***
Series: ***3 - C***
The quantity of placed securities: ***3 229***
The face value of one valuable paper: ***2 000 rubles***

7. Type of securities: ***bonds***
Series: ***4 - C***
The quantity of placed securities: ***5 967***
The face value of one valuable paper: ***2 500 rubles***

8. Type of securities: ***bonds***
Series: ***5 - C***
The quantity of placed securities: ***800***
The face value of one valuable paper: ***rubles***

9. Type of securities: ***bonds***
Series: ***6 - C***
The quantity of placed securities: ***1 499***
The face value of one valuable paper: ***1 400 rubles***

10. Type of securities: ***bonds***
Series: ***1 - Y***
The quantity of placed securities: ***18 246***
The face value of one valuable paper: ***100 rubles***

11. Type of securities: ***bonds***
Series: ***2 - Y***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

12. Type of securities: ***bonds***
Series: ***3 - Y***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

13. Type of securities: ***bonds***
Series: ***4 - Y***
The quantity of placed securities: ***500***

The face value of one valuable paper: ***2 000 rubles***

14. Type of securities: ***bonds***
Series: ***5 - У***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

15. Type of securities: ***bonds***
Series: ***6 - У***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

16. Type of securities: ***bonds***
Series: ***7 - У***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

17. Type of securities: ***bonds***
Series: ***8 - У***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

18. Type of securities: ***bonds***
Series: ***9 - У***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

19. Type of securities: ***bonds***
Series: ***10 - У***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

Other information:
Series: ***1-С – 6-С; 1-У – 10-У; 1-О – 26-О***
Series 1-С – 6-С - bonds of Saratov branch
Series 1-У – 10-У - bonds of Ulyanovsk branch
Series 1-О – 26-О - bonds of Orenburg branch
Series 1-О – 26-О – were paid off.

Method and period of placement:
Method of placement: ***conversion at reorganization***
Period of placement (effective date, end date of the placement or the procedure of their determination):
From 30.11.2002 to 30.11.2002
Terms and conditions of the security: ***no security***

Total quantity of the issuer's securities - bonds: ***1 183 899 pieces***

Total amount in face value of the issuer's securities - bonds:
1 067 856 700 rubles
Basic information about the securities being placed:
In the reporting period the issue did not place the securities.

The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the industry in which the issuer executes its core activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report.

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons who signed the quarterly report

1.1. Persons, forming the issuer's management bodies structure

1.1.1. The issuer's collegial management body: **the Board of directors**
Personal structure of the issuer's Board of directors:
Chairman: ***Belyaev Konstantin Vladimirovich***
Year of birth: ***1968***

Member of the Board of directors:
Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Bobin Maxim Victorovich
Year of birth: ***1975***
Bulancha Sergey Anatolievich
Year of birth: ***1959***
Grigorieva Alla Borisovna
Year of birth: ***1967***
Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Kulikov Denis Victorovich
Year of birth: ***1975***
Slizen Vitalyi Alexandrovich
Year of birth: ***1970***
Fedorov Oleg Romanovich
Year of birth: ***1968***
Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***

1.1.2. The issuer's collegial executive body: **Management board**
Personal structure of the issuer's Management board:
Chairman of the Management board: ***Omelchenko Sergey Valerievich***
Year of birth: ***1963***

Members of the Management board:
Ganeeva Alla Albertovna
Year of birth: ***1951***
Grigorieva Lyubov Ivanovna
Year of birth: ***1953***
Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Kirillov Alexander Ivanovich
Year of birth: ***1956***
Kormilitsyna Lyudmila Alexeevna
Year of birth: ***1955***
Pozdnyakov Denis Vyacheslavovich

Year of birth: ***1976***
Popkov Nikolai Ivanovich
Year of birth: ***1973***
Sipatova Taisiya Mikhailovna
Year of birth: ***1954***

1.1.3. The issuer's single executive body: **General Director**
The person who holds the post of the issuer's single executive body:

Omelchenko Sergey Valerievich
Year of birth: ***1963***

1.2 Data on the issuer's bank accounts

The data are provided in regard to at least 10 settlement and other accounts of the issuer that are considered by the issuer to be its LG accounts.

The list of accounts of OJSC "VolgaTelecom" General directorate

№	Account number	TIN	Bank	BIC	Corresponding account №
1	40702810142020002011	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603
2	40702810442020001796	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603
3	40702810642020400003	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603
4	40702978342020000276	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603
5	40702978142020200276	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603
6	40702840742020000276	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603
7	40702840800010369714	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545
8	40702810200010369713	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545
9	40702840100010369715	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545
10	40702810800000001352	7744001497	Joint stock bank of gas industry "GAZPROMBANK" (closed joint stock company), Branch of Joint Stock Bank "Gazprombank" (CJSC)	42202764	30101810700000000764
11	40702810500010002376	7728168971	Open Joint Stock Company "Alfa-Bank", OJSC "Alfa-Bank"	42202824	30101810200000000824
12	40702840224000011872	7702070139	Branch of Bank of foreign trade (open joint stock company) "Vneshtorgbank" in Nizhny Novgorod city, Branch of OJSC Vneshtorgbank in Nizhny Novgorod city	42202837	30101810200000000837
13	40702978824000011872	7702070139	Branch of Bank of foreign trade (open joint stock company) "Vneshtorgbank" in Nizhny Novgorod city, Branch of OJSC Vneshtorgbank in Nizhny Novgorod city	42202837	30101810200000000837
14	40702810924000011872	7702070139	Branch of Bank of foreign trade (open joint stock company) "Vneshtorgbank" in Nizhny Novgorod city, Branch of OJSC Vneshtorgbank in Nizhny Novgorod city	42202837	30101810200000000837

1.3. Data on the issuer's auditor (auditors)

Full brand name:
Limited Liability Company "Ernst&Young Vneshaudit"
Abbreviated brand name: ***LLC "Ernst&Young Vneshaudit"***
Location: ***115035, Moscow, Sadovnicheskaya naberezhnaya, 77, building 1***
TIN: ***7717025097***
Phone: ***(095) 705-97-00*** Fax: ***(095) 755-97-01***
E-mail address: moscow@ru.eyi.com

Data on the auditor's license:
License number: ***E003246***
Date of issue: ***17.01.2003***
Validity term: ***Till 17.01.2008***
The body that issued the license: ***Russian Federation Ministry of Finance***
Fiscal year for which the auditor carried out independent check of bookkeeping and financial (accounting) statement of the issuer: ***2002, 2003, 2004.***
The factors that may affect the independence of the auditor from the issuer: ***There are such factors***
The information on availability of material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):
Availability of the auditor's participation shares (the auditor's officials) in the issuer's charter capital: ***none.***
Provision of borrowings to the auditor (the auditor's officials) by the issuer: ***none.***
Availability of close business relations and also kindred relations: ***none.***
Data on the issuer's officials being simultaneously the auditor's officials: ***there are no such persons.***
The measures taken by the issuer and the auditor to reduce the influence of the said factors: ***Due to the lack of factors that may affect the independence of the auditor from the issuer these measures were not taken. The basic measure being taken by the Issuer to prevent the occurrence of the said factors is the inclusion of provisions of independence of the auditor from the Issuer into terms and conditions of audit services contract.***

The procedure of the issuer's auditor election:
Availability of tender procedure related to the auditor election:

Starting since 2006 fiscal year the procedure of the auditor election is regulated by "Provision on the procedure of holding tender of electing an auditor" for obligatory check of accounting bookkeeping and financial reporting of the Issuer. In 2004 and 2005 there was no such procedure.

The procedure of nominating the auditor's candidacy for the approval by the stockholders meeting:

The auditor's candidacy is preliminary approved by the issuer's Committee for Audit. Then, the auditor's candidacy is approved by the issuer's Board of directors and is included into the agenda of the annual general meeting of stockholders. The auditor is elected by voting at the annual general meeting of stockholders.

Information about the activities carried out by the auditor within special audit engagements:

The auditor carried out the activities under services contracts of audit of bookkeeping and accounting statement; of audit of correctness of preparation of IFRS reports; of audit of IFRS reports of affiliated companies; of audit of calculations of pensionary obligations.

In regard to accounting and financial statement for year 2005 there will be conducted the procedures of audit of Russian accounting statement prepared in accordance with the requirements of RF legislation, and also there will be conducted the procedures of audit of the Issuer's consolidated financial statement in accordance with the requirements of International Financial Reporting Standards.

The procedure of determination of the auditor's fee size: ***the size of the fee for the auditor's services is determined by the Company's Board of directors (in accordance with Federal Law "On joint stock companies", Article 65, item 10) and is included into the contract. The size of the fee is calculated on the basis of hourly rates of the adviser's employees depending on the employees'***

category and time spent by the employees to render these services.

Information about availability or lack of deferred and delayed payments for the services rendered by the auditor: ***There are no deferred and delayed payments for the services rendered by the auditor.***

1.4. Data on the issuer's appraiser

In regard to the appraiser (appraisers) being involved (involved) by the issuer:
During the reporting quarter the issuer did not involve the appraiser to determine the market price of placed securities in circulation.

In quarter 3 of 2005 OJSC "VolgaTelecom" did not involve the appraiser to determine the market price of fixed assets or real property assets, during the specified period the property cost was not reassessed.

Data on the appraiser involved in reassessment of fixed assets of the issuer for the last 5 accomplished fiscal years:
The reassessment of fixed assets in OJSC "VolgaTelecom" was carried out in 2000 by the independent appraiser LLC "Audit-Appraisal", Nizhny Novgorod city, acting on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod Oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by the market price, determined according to Federal law № 135-ФЗ of July 29, 1998 "On evaluative activity in Russian Federation", confirmed by expert's opinions, the estimation procedure – the calculation of fixed assets replacement costs by means of coefficients.

1.5. Data on the issuer's advisers

Financial adviser that renders consulting services, related to securities issue, to the issuer on the basis of contract:
Full brand name: ***Closed Joint Stock Company "Investment company AVK"***
Abbreviated brand name: ***CJSC "IC AVK"***
The adviser's location: ***Russia, St.Petersburg, Pushkin town, Uritsky's pavilion, building 1***
The address of the web page in the Internet that is used by the financial adviser to disclose the information about the issuer: ***www.avk.ru***

The licenses of professional participant of securities market:

For brokerage activity
Number: ***178-03255-100000***
Date of issue: ***29.11.2000***
Validity term: ***without limitation of the validity term***
The body that issued the license: ***Russia's FCSM***

For dealer's activity
Number: ***178-03343-010000***
Date of issue: ***29.11.2000***
Validity term: ***without limitation of the validity term***
The body that issued the license: ***Russia's FCSM***

The services being rendered (rendered) by the adviser:
In accordance with consulting services contract concluded by and between OJSC "VolgaTelecom" and CJSC "IC AVK", the financial adviser renders the following services to the Issuer:
1) Preparation of documents required for state registration of bonds issue, including:

- *Preparation of the texts of resolutions on OJSC "VolgaTelecom" bonds issue for registration with authorized registration body.*
- *Preparation of the text of OJSC "VolgaTelecom" securities (bonds) prospectus for registration with authorized registration body.*
- *Preparation of the texts of reports on the results of OJSC "VolgaTelecom' bonds issue for registration with authorized registration body.*

2. Counseling of OJSC "VolgaTelecom" on the issues related to the adoption by its authorized bodies of all the resolutions required for organization of bonds issues in accordance with Russian Federation legislation and disclosure by the Company of information relative to organization of bonds issues.

3. Counseling of OJSC "VolgaTelecom" on the issues of preparing a package of documents for registration of the resolutions on bonds issue, securities (bonds) prospectus and reports on the results of bonds issue.

4. Signature of OJSC "VolgaTelecom" securities prospectus;

5. Implementation of verification of disclosure by OJSC "VolgaTelecom" of information about adoption of resolution on placement and about the approval of resolution on bonds issue to comply with the requirements of federal laws and regulations of the authorized registration body;

6. Signature of the reports on the results of bonds issue.

Data on other advisers the disclosure of which, by the issuer's opinion, is essential for making the decision on acquisition of the issuer's securities:

During the reporting period the issuer did not involve such advisers.

1.6. Data on other persons signed this quarterly report

There are no other persons who signed this quarterly report.

II. Basic information
on the issuer's financial-economic standing

2.1. Indicators of the issuer's financial-economic activity

Indicators characterizing the issuer's financial standing:

Indicator description	Accounting treatment	Quarter 3 of year 2004	Quarter 3 of year 2005
The issuer's net assets value, thousand rubles	In accordance with procedure established by Russia's Ministry of Finances and/or federal executive authority for securities market for joint stock companies	14 091 064	15 702 217
Ratio of raised funds sum to capital and reserves, %	(Long-term liabilities as of the end of the reporting period + Short-term liabilities as of the end of the reporting period) / (Capital and reserves as of the end of the reporting period) x 100	87,4	93,5
Ratio of short-term liabilities sum to capital and reserves, %	(Short-term liabilities as of the end of the reporting period) / (Capital and reserves as of the end of the reporting period) x 100	48,7	56,4
Cover of payments for debts service, %	(Net profit for the reporting period + Depreciation charges for the reporting period) / (Liabilities that were due for repayment in the reporting period + interest that was due for payment in the reporting period) x 100	38,5	35,5
Overdue debt level , %	(Overdue debt as of the end of the reporting period) / (Long-term liabilities as of the end of the reporting period + Short-term liabilities as of the end of the reporting period) x 100%	2,4	1,7
Accounts receivable turnover, times	(Proceeds from sale of goods, products, works and services net of VAT, excise duties and similar taxes and compulsory payments) / (Accounts receivable as of the end of the reporting period – Arrears of participants (founders) of contributions to the charter capital as of the end of the reporting period)	6,0	8,5
Dividend payout ratio, %	(Dividends on ordinary shares based on the results of accomplished fiscal year) / (Net profit based on the results of accomplished fiscal year – Dividends on preferred shares based on the results of accomplished fiscal year) x 100	-	-
Efficiency of labor, rubles/persons	(Proceeds) / (Staff on the payroll)	270 694	324 409
Depreciation to the proceeds amount, %	(Depreciation charges) / (Proceeds) x x 100	10,5	12,2

The issuer's net assets value grew by 11,43% or 1 611 million rubles vs. the similar period of the past year.

The increase in values of ratio of raised funds sum to capital and reserve, of ratio of short-term liabilities sum to capital and reserves is connected with the growth of short-term liabilities; this growth in its turn is imposed by the need to finance the Company's investment program for 2005 and also by the need to maintain current liquidity.

As of 30.09.2005 the portion of raised funds in the issuer's capital and reserves was 93,5%, which is by 6,1% more than in similar period of the past year. This is connected with continuation

of the investment program implementation.

During 9 months of 2005 the portion of short-term liabilities in the issuer's capital and reserves also grew by 7,7% vs. similar period of the past year and made out 56,4%.

The issuer has reasonable leverage and is relatively independent of creditors.

Turnover indicators characterize the issuer's business activity, the efficiency of management. That is why when the rate of turnover increases one may speak about the increase of the Company's capacity to pay. A positive moment in operations with current assets is the increase in accounts receivable turnover to 8,5 times vs. 6 times in the past year.

The behavior of labor efficiency indicator (growth by 19,84% vs. similar period of the past year) testifies to the increase in the Company's operating efficiency.

Basing on the results of estimation of the Company's financial standing for the periods under analysis OJSC "VolgaTelecom" is the Company with satisfactory financial standing. Upon the whole the Company's capacity to pay and its financial stability are at acceptable level despite negative behavior of some indicators.

The Company has fair chances for further development. The implementation of scheduled investment projects will help to achieve more efficient operation of OJSC "VolgaTelecom".

2.2. The issuer's market capitalization

Information about the issuer's market capitalization for the last 5 accomplished fiscal years and as of the end date of the last accomplished reporting period:

Total market capitalization of OJSC "VolgaTelecom":

End date of fiscal year/end date of the last accomplished reporting period	Total capitalization, US$
31.12.2000	124 845 000 *
31.12.2001	83 984 499 **
31.12.2002	372 563 397
31.12.2003	703 247 172
31.12.2004	946 325 261
30.10.2005	1 147 680 350

** The number of ordinary and preferred shares transactions in the last quarter of 2000 was less than 10, weighted average price and capitalization amount by ordinary and preferred shares are calculated on the basis of bilateral transactions concluded in fact at trading session via NCP "Stock exchange RTS" during quarter IV of 2000.*

*** The number of preferred shares transactions in the last quarter of 2001 was less than 10, weighted average price and capitalization amount by preferred shares are calculated on the basis of bilateral transactions concluded in fact at trading session via NCP "Stock exchange RTS" during quarter IV of 2001.*

The issuer's shares are allowed for circulation by three organizers of trading at securities market:

- Non-commercial partnership "Stock exchange "Russian trading system" (NCP "Stock exchange RTS");

- Open Joint Stock Company "Stock exchange Russian trading system" (OJSC "Stock exchange RTS");

- Closed Joint Stock Company "Moscow Interbank Currency Exchange" (CJSC "MICEX").

NCP "Stock exchange RTS"- the organizer of trading is selected for calculation of weighted average price of a share; the issuer's shares have been circulating there since December 1996.

<u>Methods of determining the issuer's market capitalization:</u>

Market capitalization is calculated as the product of shares quantity of the corresponding category (type) by weighted average price of a share of this category (type). Weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market in the month preceding the month in which the last report quarter ends or in the last month of each accomplished fiscal year, for which the issuer's market capitalization is indicated.

In case, if during the month indicated in this item there were less than 10 transactions made via the organizer of trading at the securities market, then the weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market during 3 last months preceding the month in which the last report quarter ends, or during 3 last months of each accomplished fiscal year for which the information on the issuer's market capitalization is indicated.

In case, if during 3 months indicated above in the present item there were less than 10 transactions made via the organizer of trading at securities market, then the method of defining the issuer's market capitalization on the basis of calculation of weighted average price of shares allowed for circulation by the organizer of trading at the securities market, by 10 largest transactions, made via trade organizer at the securities market, is not applied.

In case, if during 3 months indicated above in the present item there were less than 10 transactions made via the organizer of trading at securities market, then the issuer's market capitalization is calculated on the basis of weighted average price of shares allowed for circulation by the trade organizer at the securities market, the price being calculated on the basis of bilateral transactions concluded in fact at trading session via the organizer of trading at the securities market during 3 months indicated above in the present item.

In case, if the information on concluded transactions for some reasons may not be presented by the trade organizer at the securities market, the methods of defining the issuer's market capitalization on the basis of calculation of weighted average price of shares, allowed for circulation by the organizer of trading at the securities market, are not applied.

Ordinary registered shares:

End date of fiscal year/end date of the last accomplished reporting period	Weighted average price, US$	Number of shares	Capitalization, US$	Period of weighted average price calculation
31.12.2000	1,32000 *	87 508 200	115 510 824 *	3 months *
31.12.2001	0,83640	87 508 200	73 191 858	3 months
31.12.2002	1,25144	245 969 590	307 816 184	A month
31.12.2003	2,33161	245 969 590	573 505 156	3 months
31.12.2004	3,12287	245 969 590	768 131 054	A month
30.10.2005	3,78687	245 969 590	931 454 861	A month

Preferred registered shares:

End date of fiscal year/end date of the last accomplished reporting period	Weighted average price, US$	Number of shares	Capitalization, US$	Period of weighted average price calculation
31.12.2000	0,32000 *	29 169 300	9 334 176 *	3 months *
31.12.2001	0,37000 **	29 169 300	10 792 641 **	3 months **
31.12.2002	0,78976	81 983 404	64 747 213	3 months
31.12.2003	1,58254	81 983 404	129 742 016	A month
31.12.2004	2,17354	81 983 404	178 194 208	A month
31.10.2005	2,63743	81 983 404	216 225 489	A month

** The number of ordinary and preferred shares transactions in the last quarter of 2000 was less than 10, weighted average price and capitalization amount by ordinary and preferred shares are calculated on the basis of bilateral transactions concluded in fact at trading session via NCP "Stock exchange RTS" during quarter IV of 2000.*
*** The number of preferred shares transactions in the last quarter of 2001 was less than 10, weighted average price and capitalization amount by preferred shares are calculated on the basis of bilateral transactions concluded in fact at trading session via NCP "Stock exchange RTS" during quarter IV of 2001.*

Note:

The data are calculated on the basis of bilateral transactions made during trading session at Stock exchange RTS. The information about addressee-free transactions was used to prepare the data as of December 31, 2003.

2.3. The issuer's liabilities

2.3.1. Accounts payable

Behavior of OJSC "VolgaTelecom" accounts payable:

Indicator description	Quarter 3 of 2004	Quarter 3 of 2005
Total amount of accounts payable, thousand rubles*	11 911 655	14 233 863
Total amount of overdue accounts payable, thousand rubles	287 686	240 696

* The funds in lines 590 "Total for section Long-term liabilities" and 690 "Total for section Short-term liabilities" minus line 640 "Deferred revenue" of accounting balance-sheet are shown.

The issuer's overdue accounts payable consists of debt obligations to Vnesheconombank № 63-1-1-27 of 21.03.1995, № 55 -1-1-27 of 21.03.1995, № 61-1-1-27 of 21.03.1995, № 60 -1-1-27 of 21.03.1995, № 54 -1-1-27 of 21.03.1995, № 50-1-1-27 of 21.03.1995, № 216-1-1-27 of 10.07.1997, № 218-1-1-27 of 10.07.1997, № 153-1-1-27 of 02.12.1996.

The reason of default on obligations is default of year 1998.

Activities are carried out to repay the principal debt and to restructure the overdue portion with writing-off of penalty rates in accordance with article 104 of Federal Law №173 "On federal budget for 2005" of 23.12.2004.

In accordance with adopted program of the debt overdue portion management the budget of 2005 stipulates mandatory quarterly repayment of 1/8 share of overdue debt during the period of repayment of the principal debt.

The period of repayment of overdue accounts payable is to 2007 inclusive.

The issuer's credit policy is aimed at the increase of share of long-term obligations in the total amount of the Company's accounts payable.

The advantages of long-term crediting:

- ***Low rate to raise funds;***
- ***Debt load is distributed for a longer period;***
- ***Wider capabilities to manage the debt portfolio in order to increase the debts' liquidity and to minimize the costs to raise borrowed funds;***
- ***Conducting the operations with own debt securities allows for flexible management of arrears.***

The structure of OJSC "VolgaTelecom" accounts payable, the date of obligations performance for quarter 3 of 2005:

Accounts payable description	Payment occurrence date	
	Up to a year	Over a year

Accounts payable to the suppliers and contractors, thousand rubles	2 171 094	
Including overdue accounts payable, thousand rubles		X
Accounts payable to the Company's personnel, thousand rubles	253 374	
Including overdue accounts payable, thousand rubles		X
Accounts payable to the budget and extrabudgetary funds, thousand rubles	371 733	
Including overdue accounts payable, thousand rubles		X
Credits, thousand rubles	1 967 531	4 004 050
Including overdue, thousand rubles		X
Loans total, thousand rubles	2 301 647	117 100
Including overdue, thousand rubles	240 696	X
Including bonded loans, thousand rubles	1 000 000	
Including overdue bonded loans, thousand rubles		
Other accounts payable, thousand rubles*	1 439 328	1 608 005
Including overdue, thousand rubles		
Total, thousand rubles	8 504 708	5 729 155
Including total overdue, thousand rubles	240 696	X

* Exclusive of deferred revenue.

The creditors whose share as of 30.09.2005 in the Issuer's total amount of accounts payable is at least 10%:

Full and abbreviated brand names (for non-commercial organization – the name):

Joint Stock Commercial Savings bank of Russian Federation (open joint stock company), Volgo-Vyatskyi bank of Russia's Savings bank, OJSC

Location: ***117997, Moscow, Vavilov str., 19***

Mail address: ***603005, Nizhny Novgorod city, Oktyabrskaya str., 35***

Accounts payable amount: ***4 448 321 thousand rubles***

Terms and conditions of overdue accounts payable (interest rate, punitive penalties, late payment interest): ***the arrears is not overdue.***

The Lender is not the Issuer's affiliated entity.

2.3.2. The issuer's credit background

Credit agreements and loan contracts, the amount of principal debt under which is 5 and more percent of the issuer's assets book value as of 01.10.2005 and for the last 5 accomplished fiscal years:

Liability description	Creditor (debt holder) name	The amount of principal debt, thousand rubles/foreign currency	Term of credit (loan) / repayment date	Availability of days in arrears of obligation performance as related to principal debt amount repayment and/or fixed interest, overdue time period, days

2000				
In 2000 the specified credit contracts and (or) loans were not concluded				
2001				
In 2001 the specified credit contracts and (or) loans were not concluded				
2002				
In 2002 the specified credit contracts and (or) loans were not concluded				
2003				
Bonded loan	Legal entities and natural persons	1 000 000 thousand rubles	21.02.06	none
2004				
Credit line	RF Savings bank	1 480 000 thousand rubles	09.06.09	none
9 months of 2005				
In 2005 the specified credit contracts and (or) loans were not concluded				

2.3.3. The issuer's liabilities from the guarantee provided to third parties

Total amount of the issuer's liabilities from the guarantee provided by it and the total amount of liabilities of third parties under which the issuer provided the guarantee to these third parties, including in the form pledge or guarantee.

	Quarter 3 of 2005
Total amount of the Issuer's liabilities from the guarantee provided by it, thousand rubles:	6 794 101
including in the form of pledge, thousand rubles in the form of guarantee, thousand rubles	5 402 840 1 391 261
Total amount of third parties liabilities under which the Issuer provided the guarantee to third parties, thousand rubles	1 391 261
Including in the form of pledge, thousand rubles In the form of guarantee, thousand rubles	- 1 391 261

The information on each of the issuer's liabilities from the guarantee provided in the reporting quarter to third parties, including in the form of pledge or guarantee, making up at least 5 percent of the issuer's balance-sheet assets value for the reporting period:
The issuer did not have such liabilities in quarter 3 of 2005.

2.3.4. The issuer's other liabilities

There are no Issuer's agreements, including time transactions, not shown in the accounting balance-sheet which may materially affect the Issuer's financial standing, its liquidity, sources of finance and terms of their application, results of activity and expenses.

2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement

In the reporting period there was no securities emission.
There were no funds received in the reporting period from issuing securities which had been placed earlier by the issuer.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

The results of the issuer's activity are affected by a number of factors that the Company is not capable to control completely. Although many of such factors are macroeconomical and affect all the companies upon the whole, some aspects of business may be especially "sensitive' to certain risk factors. This list is not an exhaustive list of risk factors affecting business. There is also a number of factors that at present seem to be insignificant, but subsequently they may materially affect the company's activity. All these may unfavorably affect the results of the company's activity, its trade turnover, profit, assets, liquidity and capital.

2.5.1. Industry risks

The impact of potential deterioration of situation in the issuer's industry on its activity and performance of liabilities on securities. The most important changes in the industry.

The competition level in the telecom sector of the Volga Federal district economy is steadily growing.

The toughening of competition with alternative operators in all the branches of OJSC "VolgaTelecom" is observed in the sphere of new services and long-distance communication, despite the fact that the Company is still the leader in wire communication. The risk of reduction in income from long-distance communication due to the termination of traffic via IP-channels of alternative operators by the carriers connected to OJSC "VolgaTelecom" is increasing. The weakening of market positions of services in the area of fixed line telephone communication occurs because of the growth of cellular communication services market.

The Company's activity may be negatively affected by malfunctions of networks and systems. Any serious breakdown or failure of data transfer by the reasons which are out of the Company's control may negatively affect the Company's activity and its financial performances. OJSC "VolgaTelecom" is continuously improving its strategy to overcome the consequences of the events of such kind.

The risks related to the potential change of the cost of raw materials and services.

There are also risk related to the increase of the cost of equipment, electric power and other services (products) that are required for the Company's operation.

On the one hand it will result in the increase of products (services) prime cost and on the other hand when the issuer operates in high competitive environment it may result in the reduction of prices for rendered services which may considerably reduce the Company's profit.

2.5.2. Country and regional risks

The risks related to political and economic situation in the country (countries) and in the region where the issuer is registered as a taxpayer and/or carries out core activity provided that the issuer's core activity in this country (region) brings 10 and more percent of income for the last accomplished reporting period preceding the end date of the last reporting quarter:

Government regulation of telecom industry brings in to the Company's activity risks and

uncertainty common for all inter-regional companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.

The economic situation in the regions and the relations with authorities of Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activity and its capacity to perform its liabilities.

In future, the reasons of the situation destabilization may be:

1) Interference of the government regulatory bodies into Inter-Regional Company's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.

2) Reduction by regional authorities of financing of programs of telephonization of their regions.

Russian market of telecom services is becoming extremely competitive. While the market of traditional wire communication services is upon the whole divided by regional operators and each of them in its region is an absolute monopolist for such services provision, the competition is toughening due to the increase in the share of new communication services and also due to the vigorous activity of the companies providing these services.

The major factors of political risks occurrence are:

- ***Imperfection of legislative base governing economic relations;***
- ***Insufficient efficiency of judicial system;***
- ***Instability of authority of Russian Federation subjects.***

In the first place to regional political risk is referred the change of management in the Volga Federal district, the rise to power of opposition.

The other risk factors that may affect the Company's activity are:

- ***Short, by this time, period of operation of the consolidated company, as a result of which the Issuer may encounter the risks and difficulties that are not evident currently;***
- ***Uncertainty in formation of tariffs established by the Ministry of Anti-monopoly Policy and their impact on the Company's operations;***
- ***The change of current legislation in the sphere of accounting.***

The worsening of political situation in the Volga Federal district may occur in case of essential changes in economic situation in Russia, including drastic changes of national currency rate that may result in the reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, growth of unemployment, slowdown of solvent demand of general public. Such course of events would result in the suspension of the Issuer's investment program implementation, the reduction of gain of communication services volume provided by the Issuer on the territory of the region and growth retardation income base. In this case the Issuer will perform its liabilities under the Bonds for account of operations income, and when necessary to borrow short-term loans of commercial banks for these purposes.

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the issuer is registered as a taxpayer and/or carries out core activity:

The probability of occurrence of military conflicts, imposing of the state of emergency and strikes in the country and the region where the issuer is registered as a taxpayer and carries out core activity is estimated as insufficient in order to consider these risks as circumstances capable to affect substantially the Issuer's activity. Such conclusion is confirmed by current level of Russian Federation credit rating, this rating being the investment one.

To minimize the risks of terrorist acts the Issuer took additional measures for security assurance at the enterprise.

The risks related to geographical features of the country (countries) and of the region where the issuer is registered as a taxpayer and/or carries out core activity, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility, etc.:

The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are estimated as minimal.

During 2004 considerable portion of the Company's fixed assets, the risks of losses in case of stoppage of operations, liability to third parties for property damage or environmental damage done as a result of failure or other accidents connected with the Company's property or activity carried out by it were not insured. As long as the Company does not have the appropriate insurance coverage there is the risk that the losses of its property damage may unfavorably affect its activity and financial standing.

The Company plans to conclude the insurance contracts to cover the risks related to unbudgeted expenditures to remedy the implications of acts of God.

Hypothetical actions of the issuer in the event of negative impact of the change of situation in the country (countries) and the region on its activity:

In the event of negative impact of country and regional changes on the Issuer's activity, the Issuer is planning to put into effect the following general measures aimed to maintain the revenue performance of the company:

- to optimize the expenses, including the measures to restrain the labor costs;

- to revise the program of investment expenditures;

- to take measures to raise the turnover of accounts receivable by toughening payment discipline with regard to borrowers.

Specific actions of the Issuer in the event of unfavorable change of situation in the region are confidential information designed for official use only.

In case of negative impact of the changes of the situation in the country and in the region on the Issuer's activity, the Issuer will perform its liabilities under the Bonds for account of operations income, and when necessary to borrow short-term loans of commercial banks for these purposes.

Upon the whole, in medium-term perspective the Issuer believes that the possibility of considerable negative impact of country and regional risks on its activity and performance of its liabilities to be remote.

2.5.3. Financial risks

Description of the issuer's exposure to risks related to the change of interest rates, foreign currency exchange rate, to the issuer's activity relative to hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect:

Negative changes of monetary management in the country, of currency rate and the increase of interest rates under the funds raised by the Issuer, and also considerable growth of inflation rates may result in the growth of the Issuer's expenses, and hence, negatively affect the Issuer's financial performances. In addition, it is impossible to close out completely the changes in the structure and professional level of the Issuer's managers that may negatively affect the efficiency of adopted managerial decisions, including those connected with hedging applied by the Issuer to reduce unfavorable implications of the above-said risks effect.

Currency risks:

Essential changes of currency rates may increase the expenditures, reduce contingency reserve provisions and/or reduce the Issuer's capabilities of debt servicing.

During several years gradual drop of ruble / US dollar rate have been observed, however lately the rates of major world currencies to ruble are quite stable. The capability of the Government and Russia's Central Bank to maintain stable ruble rate will depend on many political and economic factors, among which are the capability to finance budget deficit without creation of money, control of inflation level and build up of foreign currency reserves at sufficient level to maintain the ruble rate.

A separate part of the Issuer's expenses and liabilities is denominated in US dollars and Euro. Devaluation of ruble to US dollar and Euro may negatively affect the Issuer's efficiency (cost effectiveness, earning power ratio) due to the increase of expenses in terms of rubles.

Significant devaluation of ruble (by 40-50% and more) is capable to complicate for the Issuer the performance of liabilities as in this case the growth of tariffs may not be sufficient to compensate for the drop of services volume in physical terms. In this connection the Issuer takes measures to reduce the portion of foreign currency obligations in the structure of credit portfolio.

On the other hand a number of tariffs for the services provided by the Issuer are also adjusted to US dollar rate (including the services of Internet access, IP-telephony, some of data transfer services) which to some extent reduces currency risks faced by the Issuer when carrying out its activity. As consequence, moderate devaluation of ruble to US dollar (to 20-25%) will not materially affect the Issuer's capabilities to perform its debt liabilities.

That is why it is possible to state that the Issuer's exposure to risks related to the change of foreign currency exchange rate is minimal.

Hypothetical actions of the issuer in the event of negative impact of the change of currency rate and of interest rate on the issuer's activity:

In case of considerable devaluation of ruble the Issuer is planning to put into effect the following arrangements:

- to conduct tough policy aimed to the reduction of expenditures expressed in foreign currency, and also wherever possible to change terms and conditions of contracts with foreign suppliers;

- to revise the investment program;

- to take measures to improve the turnover of current assets, in the first place for account of reduction of inventories, and also to revise existing contract relations with end-users to reduce overdue accounts receivable.

The impact of inflation on repayments under securities, critical, in the issuer's opinion, inflation values, and also hypothetical actions of the issuer to reduce the specified risk:

The inflation in Russia according to official figures in 2003 was 12%, in 2004 – 11,7%, and for 9 months of 2005 – 8,6% (vs. 8% in the past year). Although the target inflation in 2005 is somewhat higher than the level anticipated by RF Government (10 - 10,5 % vs. anticipated level of 8 %), the RF Government forecasts that in the near future the tendency of the rates of price increases in Russia will strengthen.

As regards the Issuer's activity financial performances, the impact of inflation factor is ambiguous. The reduction of inflation rates when the economic growth is constant will contribute to further increase in real income of the population and corporate sector and, as consequence will result in the growth of communication services consumption. On the contrary, the growth of the rates of price increases may result both in the reduction of communication services consumption, and in the growth of the Issuer's expenditures (e.g., for account of energy resources price advance), in the cost of borrowed funds and may become the reason of profitability index drop.

Therefore in case of substantial excess of actual inflation values over FR Government forecasts, and namely – if the inflation rates increase to 30-35% per year (critical values in the Issuer's opinion), the Issuer is planning to take measures limiting the expenditures growth, the reduction of accounts receivable and the reduction of its average period.

The above stated risks form the liquidity risk, i.e. the probability of incurring losses due to cash deficit at required time, and as consequence the Issuer's failure to perform its obligations. The occurrence of such risk event may result in fines, late payment interest, and damage to the Issuer's goodwill, etc.

The Issuer manages the liquidity risk by planning the cash flows, by the analysis of scheduled and actual cash flows for the entire "VolgaTelecom", and also for its regional branches. Occurring problems with absolute liquidity are resolved by raising credits and loans, and also by establishing the priorities of payments.

As stated in section 4.2 the Issuer is incurring deficit of own floating capital due to the growth of the Company's investment program. In 2003 and 2004 OJSC "VolgaTelecom"

financed the deficit of floating capital for account of short-term loans with Russian banks and for account of issue of bonded loans at Russian market. In case of sharp reduction in liquidity at the markets of debt instruments and in RF banking system the Issuer's borrowing of short-tern contract loans with Russian banks to cover the deficit of floating capital may result in the growth of interest rates under the raised funds, and as consequence to considerable growth of the cost of debt obligations servicing. In addition, sharp reduction in liquidity of Russian markets may result in difficulties when obtaining the financing to cover the deficit of the Issuer's floating capital.

The indicators of the issuer's financial reporting that are most exposed to the change as a result of impact of the specified financial risks (the risks, probability of their occurrence and the nature of changes in the reporting):

In the Issuer's opinion the basic financial indicators of the Issuer - profit and prime cost of services – are most exposed to the impact of above listed risks. The effect of financial risks on the level of proceeds is minimal. The Issuer estimates the probability of occurrence of the above financial risks (sharp change of currency rates, inflation, and growth of interest rates) in the years to come as low. However, in case of these risks occurrence it is possible that the prime cost of rendered services would grow and the Company's profit would reduce which may be compensated by the tariffs increase and by reduction of amounts of borrowed funds.

2.5.4. Legal risks

The Issuer is equally exposed to legal risks as other organizations in Russian Federation.

In the first place, these are the changes of current legislation of Russian Federation that result in unpredictability of results when carrying out operational and investment activity of long-term nature.

Secondly, these are contradictions between the laws, decrees of the President of Russian Federation, the Government acts and directions of ministries, as well as between local, regional and federal legislation and statutory acts that often contain ambiguous interpretation of the same regulatory requirements.

In the third place, these are the delays in passing or lack of by-laws, ensuring the execution of this or that legislation, causing significant flaws in statutory-legal base. For example, Federal law "On communication" that became effective since January 1, 2004 contains great many of reference rules to by-laws that by now are not adopted in full.

The fourth, these are the risks related to the reform of governmental authorities and organs paralyzing the activity of the authorities.

Fifthly, this is poorly efficient warranties of getting protection in Russian court and of enforcement of legal judgments.

Risks related to the change of currency exchange regulation

During the reporting period the risks related to the possibility of change of foreign currency law were considered by the Issuer as minimal. When carrying out its financial-economic activity the Issuer had the risks resulting from the need of compliance with the requirements of legislation when performing operations with foreign currency.

The risks related to the change of tax laws:

Russian tax, currency and customs legislation allows for diverse interpretations and is subject to frequent changes. Lately the course of events in Russian Federation testifies to the fact that taxation authorities may take up hard-line attitude when interpreting tax legislation. As consequence the taxation authorities may lay claims for those transactions and accounting methods for which earlier they did not lay any claims. As a result considerable additional taxes, late payment interest and fines may be charged. Tax inspections may cover three calendar years of activity directly preceding the year to be inspected. Under certain conditions earlier periods may be inspected.

In the management opinion as of December 31, 2004 the relevant provisions of legislation

are interpreted by it upon the whole correctly and the probability of preserving the status in which the Company is from the point of view of complying with the requirements of tax, currency and customs legislation is high. The Company intends to protect its stance in these issues. The reporting as of December 31, 2004 does not contain adjustments that may become necessary due to these uncertainties and stances taken up by the Company.

In February 2005 the taxation authorities laid substantial tax claims to one of the companies comprising OJSC "Svyazinvest" group; these claims being laid on the basis of the results of the inspection of that company's activity for 2002-2003.

The Company is not expecting similar claims to its address as the above said company did not agree with the laid tax claims; it filed the claim in order to controvert the decision of the taxation authorities and estimates the probability of the claim's settlement as high. In addition, the taxation authorities inspected the same periods in other companies of OJSC "Svyazinvest" group and the claims laid to them were insignificant.

Risks of change of customs regulations and customs duties

The risks in the area of customs legislation did not have vital importance for the Issuer's activity. The major portion of the equipment is acquired by the Issuer under the contracts of leasing, so the risks of customs clearance and acceptance of the equipment delivered by foreign suppliers of the equipment are bourn by lessor.

The change of requirements for licensing core activity

At present the major risks are connected with the uncertainty of legal regulation of conditions of communication industry activity due to the effectiveness since January 1, 2004 of Federal law "On communication" № 126-ФЗ of July 7, 2003. A number of normative acts related to communication services licensing are in the stage of elaboration, and the normative acts adopted earlier and are now in force comply with the new law in not all the lines. As of the date of this report preparation the Issuer is not able to forecast the impact of these risks on its activity.

Changes of court practice on the matters related to the Issuer's activity

Russian legal system is characterized by 1) inconsistencies between the laws, decrees of the President of Russian Federation and the Government, the orders, resolutions and other legislative acts of ministries and local administrations; 2) contradictory local, regional and federative decrees and regulations; 3) lack of legal and administrative guidance for interpretation of legislation; 4) relative lack of experience in legislation interpretation and 5) high degree of power of governmental authorities.

2.5.5. Risks related to the issuer's activity

Risks related to current legal proceedings in which the issuer is a party:

RF Ministry of finances advanced the claim to the Company to recover the debt to RF Government under debt obligations of OJSC "Elektrosvyaz" of Ulyanovsk oblast, of OJSC "Martelcom", of OJSC "Svyazinform" of Penza oblast, of OJSC "Svyazinform" of the Republic of Mordoviya, of OJSC "Elektrosvyaz" of Orenburg oblast, of OJSC "Saratovelektrosvyaz", and of OJSC "UdmurtTelecom", OJSC "VolgaTelecom" being their assign, for the supplied equipment. The amount of the plaintiff's claims is 6 637 137,99 Euro. The trial of the case is scheduled for 12.12.2005. Russian Federation Ministry of finances and Foreign Trade Bank were sent the letter to settle this dispute and to conclude amicable settlement in accordance with item 24 of Russian Federation Government Regulation № 107 of March 02, 2005 "On measures to realize Federal law "On federal budget for 2005" and clause 99 of RF Federal law № 173 –ФЗ of 23.12.2004 "On federal budget for 2005" on the basis of resolutions adopted by Russian Federation Ministry of finances by methods stipulated by Russian Federation legislation.

The risk of unfavorable judgment for other current proceedings is insignificant. In addition, the results of current disputes of the Issuer with third parties will not be able to affect the Issuer's

core activity and its financial-economic standing as the volume of claims to the Issuer under current disputes in relation to its total turnover is insignificant.

Risks related to the lack of opportunity to extend the terms of issuer's licenses for the execution of specific activity or utilization of objects the availability of which in the turnover (natural resources including) is limited:

The Issuer does not have absolute guarantees that upon the expiry of the validity term the licenses will be extended and there will not be increase in liabilities and/or curtail of rights under terms and conditions of extended licenses which will be connected with the growth of expenses and perhaps with limitation in the zone of communication services provision. If the Issuer fails to extend current licenses or obtain renewed licenses on terms and conditions comparable with current terms and conditions, then it will have to reduce the volume of provided services which will result in the reduction of the number of subscribers.

At the same time the Issuer takes all necessary measures to meet completely the licenses' requirements, so the forecast regarding the extension of the validity term of the Issuer's licenses for execution of specific activities is positive, and the risks related to the lack of opportunity to extend the terms of issuer's licenses are estimated as minimal.

Risks related to potential liability of the issuer for the debts of third parties, including of the issuer's affiliated companies:

The volume of the Issuer's liability for the debts of third parties, including of affiliated companies, is insignificant, as the Issuer observes the requirement of current legislation when exercising its rights and performing its obligations with regard to third parties, including affiliated companies of the issuer.

The risk of non-performance of their obligations by third parties is considered as minimal.

Risks related to the possibility of losing consumers, whose share in the turnover is at least 10% from the total proceeds of sales of the issuer's products (works and services):

There are no specified consumers.

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer

3.1.1. Data on the brand name (name) of the issuer

The issuer's full and abbreviated brand names:
Открытое акционерное общество «ВолгаТелеком»
Open Joint Stock Company «VolgaTelecom»
ОАО «ВолгаТелеком»
OJSC «VolgaTelecom»

The Issuer carries out its activity under the trade mark (service mark):
The number of the certificate for registration of the trade mark (service mark): ***231259***
Date of issue: ***15.12.2002***
The body that issued the certificate: ***Russian agency for patents and trade marks***
Term of validity: ***to 31.05.2012***
OJSC "VolgaTelecom" is the possessor of right in relation to the following goods (services):
38 (telecommunications) – phone communication, telegraph communication, international long-distance communication, communication via the Internet, data transfer, communication channels for lease.
Color combination: blue, Eton blue, sky-blue and white.

Data on changes in the issuer's name and business legal structure during the time of the issuer's existence:

1. Full brand name: ***State enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***SECI "Rossvyazinform"***
Form of incorporation: ***state enterprise of communication and informatics***
Introduced on: ***01.04.1991***
The grounds for the name introduction: ***set up of the enterprise on the basis of the Order of the Ministry of communication***

2. Full brand name: ***Joint Stock Company of Open Type "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***JSCOT "Nizhegorodsvyazinform"***
Form of incorporation: ***Joint Stock Company of Open Type***
Introduced on: ***15.12.1993***
The grounds for the name introduction: ***The name was introduced as a result of reorganization of state enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprise, voluntary affiliation of state enterprises into joint stock companies" and the regulation of Government of Russian Federation dated of December 22, 1992 № 1003 "On privatization of communication enterprises".***

3. Full brand name: ***Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***OJSC "Nizhegorodsvyazinform"***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***12.08.1996***
The grounds for the name introduction: ***The name was introduced to reconcile it with RF Civil Code and Federal law "On joint stock companies".***

4. Full brand name: ***Open Joint Stock Company "VolgaTelecom"***

Abbreviated brand name: *OJSC "VolgaTelecom"*
Form of incorporation: *Open Joint Stock Company*
Introduced on: *28.06.2002*
The grounds for the name introduction: ***The name was introduced in accordance with the resolution of general meeting of stockholders of 28.06.2002, minutes № 10.***

3.1.2. Data on the issuer's state registration

The issuer's state registration number: ***448***
The issuer's state registration date: ***15.12.1993***
The name of the state registration body: ***Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod***

Certificate of making an entry into Single state register of legal entities about the legal entity registered before July 1, 2002:

The issuer's basic state registration number: ***1025203014781***
The issuer's state registration date: ***01.08.2002***
The name of the state registration body:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod

3.1.3. Data on establishment and development of the issuer

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossvyazinform" there was registered joint stock company of open type (JSCOT) "Svyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsvyazinform". Thus, the issuer has been operating for 11 years and 6,5 months since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Belonging to the area of service production determines the Company's major objective, which consists of obtaining additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsvyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 thousand numbers per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsvyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsvyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP- telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsvyazinform" shares entered Russia's market of securities. In 1997 the Company issued ADRs of Level I, traded at present at the following trading sites:

The site's name	CUSIP	ADR ticker	ISIN

	(WKN)		
USA OTC	928660109	VLGAY (VLGAY.PK)	-
Frankfurt stock exchange (FSE)	910415	NZH (NZHGy.F)	US9286601094
Berlin stock exchange (BerSE)	910415	NZH (NZHGy.BE)	US9286601094
Trading site of Germany (Xetra)	910415	NZH (NZHGy.DE)	US9286601094
Stuttgart stock exchange (SSE)	910415	NZH (NZHGy.SG)	US9286601094

Up to the second half of 2002 OJSC "Nizhegorodsvyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast, a natural monopolist in the area of providing the services of local, DLD & ILD communication. The Company ranked the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsvyazinform", by affiliating 10 enterprises of communication of the Volga region, there was established Open Joint Stock Company "VolgaTelecom" – communication enterprise of the Volga region.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary meetings of shareholders of the incorporated companies in autumn of year 2001.

In July 2002 the Board of directors of OJSC "VolgaTelecom" adopted the resolution on increasing the Company's charter capital. Additional issue of shares was placed within the limits of declared shares by converting the shares of incorporated communication operators of the Volga region into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Single state register of legal entities; their property, assets, personnel were transferred to appropriate regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company network covers the territory of 665 thousand square kilometers and provides communication services to over 21 million people.

OJSC "VolgaTelecom" has the licenses to provide the services of local, DLD & ILD phone communication, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

The Company is a large Internet provider, directly or via affiliated companies it provides the services of paging and mobile communication of various standards.

The Company's strategy is to provide quality telecom services to population, state-financed organizations and corporate customers on the territory of the Volga Federal district to maintain the leading positions at the market.

The objective of the issuer's establishment: to obtain profit, to render quality telecom services to the end-users. The issuer was established for the uncertain term, i.e. the scheduled term of the issuer's existence is not limited.

Mission: OJSC "VolgaTelecom" is inter-regional communication operator providing the entire range of telecom services within general concept of telecommunications development in Russia on the basis of innovative and technological lead in the Volga Federal district.

3.1.4. Contact information

The issuer's location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

The issuer's mail address: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Location of the issuer's permanent executive body:

Dom Svyazi, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000

Phone number: ***(8312) 33 20 47***

Fax number: ***(8312) 30 67 68***

E-mail address: ***gd@vt.ru***

The address of the web-site in the Internet where the information on the issuer and securities issued by it is available: **http://www.vt.ru**

Location of the issuer's special department for shareholders and investors relations:

Department of securities and capital markets

Dom Svyazi, M.Gorky square, Nizhny Novgorod

Phone number: ***(8312) 30 06 68, 34 38 54***

Fax number: ***(8312) 34 38 54***

E-mail address: ***d.sokolov@vt.ru***

3.1.5. Taxpayer Identification Number (TIN)

Taxpayer Identification Number:

5260901817

3.1.6. The issuer's branches and representation offices

Name: ***Kirov branch***

No changes.

Name: ***Nizhny Novgorod branch***

The validity term of the power of attorney was changed: to 15.12.2006

Name: ***Orenburg branch***

The validity term of the power of attorney was changed: to 10.06.2006

Name: ***Penza branch***

No changes.

Name: ***Samara branch***

No changes.

Name: ***Saratov branch***

No changes.

Name: ***Ulyanovsk branch***

No changes.

Name: ***branch in the Republic of Maryi El***

The validity term of the power of attorney was changed: to 27.09.2006

Name: ***branch in the Republic of Mordoviya***

No changes.

Name: ***branch in the Republic of Udmurtiya***

No changes.

Name: ***branch in the Republic of Chuvashiya***

No changes.

3.2. The issuer's core economic activity

3.2.1. The issuer's industry membership

64.20 - Activity in communication area

The codes of main industry's trends of activity in accordance with OKVED:

Activity codes by OKVED	The name of the activity in accordance with OKVED code
64.20.11	Activity in telephone communication area
64.20.12	Activity in the area of recording communication
64.20.21	Activity in the area of transmission (broadcasting) and distribution of TV programs
64.20.22	Activity in the area of transmission (broadcasting) and distribution of radio programs
64.20.3	Other activity in communication area

3.2.2. The issuer's core economic activity

Information about the issuer's core economic activity for the reporting period:

The core means prevailing and having priority importance for the issuer economic activity:
The core i.e. prevailing and having priority importance for the issuer economic activity is provision of communication services in the Volga Federal district.

The share of the issuer's proceeds from core economic activity in the total amount of the issuer's earned revenues for the reporting quarter:

Item description	9 months of 2004	9 months of 2005
Amount of proceeds from sales of products, total (works and services), thousand rubles	**15 506 433**	**5 298 654**
including:		
Amount of proceeds from communication services provision, thousand rubles	**15 115 118**	**5 157 505**
Share in the total amount of proceeds, %	**97,48%**	**97,34%**

Changes of the amount of the issuer's proceeds from core economic activity by 10 and more percent vs. the relevant reporting period of the previous year and the reasons of such changes:

The increase in communication services income for quarter 3 of the current year vs. the relevant period of the past year made up 114,9 %.
The basic factors impacting the change of income during the reporting period are network

development and implementation of new communication services.
For quarter 3 the gain of basic phone sets was 72 295 numbers. The revenues that the Company earned for providing access to telephone network amounted to 388,3 million rubles. As before this is an appreciable source of the Company's income making up 16,8 % in the income from urban and rural telephone networks services or 7,5% in the income from communication services.

Maintaining and increasing the Company's network development performance affected the revenues earned from DLD&ILD. In this area the Company's income in quarter 3 amounted to 1 619 million rubles.

Recently new communication services are of priority development; among them is provision of Internet services, ISDN, IP-telephony, intelligent networks services, provision of video-phone connections, etc. The share of services, rendered on the basis of new technologies, in the proceeds is constantly growing and for 9 months of 2005 it is 5,6 %. (In 2004 it was 5,2%). In quarter 3 new services income amounted to 303,1 million rubles.

Seasonal nature of the issuer's core economic activity:
The Issuer's core economic activity is not of seasonal nature.

3.2.3. Major types of products (works, services)

Types of products (works and services) that ensured at least 10 percent of the issuer's sales volume (proceeds) for the reporting period:

The services ensuring at least 10 percent of the Issuer's proceeds are:
- Provision of DLD (in Russia's cities and towns) and ILD phone communication services;
- Provision of local phone communication services.

Item description	Quarter 3 of 2005
Provision of DLD & ILD telephone services.	
Proceeds amount, thousand rubles	1 619 580
Share in the total amount of proceeds, %	30,57
Provision of local telephone communication services.	
Proceeds amount, thousand rubles	2 317 531
Share in the total amount of proceeds, %	43,74
Provision of connection and traffic transfer services	
Proceeds amount, thousand rubles	666 570
Share in the total amount of proceeds, %	12,58

The data on these services sales are provided as per Single Information Request Packet data.

Overall structure of the issuer's prime cost for the reporting period:

Expenditures item description	Quarter 3 of 2005
1	3
Raw materials and supplies, %	7,09%

The works and services of production nature, executed by outside organizations, %	22,45%
Fuel, %	1,65%
Energy, %	1,74%
Wage costs, %	33,74%
Interest on credits %	0,00%
Rental fee, %	1,33%
Benefits-related deduction, %	8,34%
Fixed assets depreciation, %	16,24%
Taxes included into the prime cost of products, %	0,25%
Other expenditures (to be explained) %	7,18%
Including amortization of intangible assets, %	0,00%
mandatory insurance payment, %	0,35%
representation expenses, %	0,01%
advertising	0,47%
Miscellaneous, %	6,34%
TOTAL: expenditures for production and sale of products (works, services) (prime cost), %	**100%**
For reference: proceeds from the sale of products (works, services), % to prime cost	**136,11%**

Essential new types of products (works and services) offered by the issuer at the market of its core activity (to the extent as it corresponds to publicly available information about such types of products (works and services):

Recently new communication services are of priority development; among them is provision of Internet services, ISDN, IP-telephony, intelligent networks services, provision of video-phone connections, etc. The share of services, rendered on the basis of new technologies, in the proceeds is constantly growing and for 2004 it is 5,2 %.

Standards (rules) in accordance with which the accounting statement was prepared and the calculations shown in this item were made:

1. ***Bookkeeping regulations "Accounting policy of organization" ПБУ 1/98", approved by RF Ministry of finances Order N 60н of 09.12.1998;***
2. ***Bookkeeping regulations "Accounting of agreements (contracts) for capital construction" ПБУ 2/94", approved by RF Ministry of finances Order N 167 of 20.12.1994;***
3. ***Bookkeeping regulations "Accounting of assets and liabilities the cost of which is denominated in foreign currency" ПБУ 3/2000", approved by RF Ministry of finances Order N 2н of 10.01.2000;***
4. ***Bookkeeping regulations "Accounting statement of organization" (ПБУ 4/99)", approved by RF Ministry of finances Order N 43н of 06.07.1999;***
5. ***Bookkeeping regulations "Accounting of inventories" ПБУ 5/01", approved by RF Ministry of finances Order N 44н of 09.06.2001;***
6. ***Bookkeeping regulations "Accounting of fixed assets" ПБУ 6/01", approved by RF Ministry of finances Order N 26н of 30.03.2001;***

7. *Bookkeeping regulations "Events after the reporting date" (ПБУ 7/98)", approved by RF Ministry of finances Order N 56н of 25.11.1998;*
8. *Bookkeeping regulations "Contingency" ПБУ 8/01", approved by RF Ministry of finances Order N 96н of 28.11.2001;*
9. *Bookkeeping regulations "Organization's income" ПБУ 9/99", approved by RF Ministry of finances Order N 32н of 06.05.1999;*
10. *Bookkeeping regulations "Organization's expenses" ПБУ 10/99", approved by RF Ministry of finances Order N 33н of 06.05.1999;*
11. *Bookkeeping regulations "Information about affiliated persons" ПБУ 11/2000", approved by RF Ministry of finances Order N 5н of 13.01.2000;*
12. *Bookkeeping regulations "Segment information" (ПБУ 12/2000)", approved by RF Ministry of finances Order N 11н of 27.01.2000;*
13. *Bookkeeping regulations "Accounting of government assistance" ПБУ 13/2000", approved by RF Ministry of finances Order N 92н of 16.10.2000;*
14. *Bookkeeping regulations "Accounting of intangible assets" ПБУ 14/2000", approved by RF Ministry of finances Order N 91н of 16.10.2000;*
15. *Bookkeeping regulations "Accounting of loans and credits and of costs for their servicing" (ПБУ 15/01)", approved by RF Ministry of finances Order N 60н of 02.08.2001;*
16. *Bookkeeping regulations "Information about discontinuing operation" ПБУ 16/02", approved by RF Ministry of finances Order N 66н of 02.07.2002;*
17. *Bookkeeping regulations "Accounting of expenses for R&D and engineering works" ПБУ 17/02", approved by RF Ministry of finances Order N 115н of 19.11.2002;*
18. *Bookkeeping regulations "Accounting of expenses for income tax" ПБУ 18/02", approved by RF Ministry of finances Order N 114н of 19.11.2002;*
19. *Bookkeeping regulations "Accounting of financial investments" ПБУ 19/02", approved by RF Ministry of finances Order N 126н of 10.12.2002;*
20. *Bookkeeping regulations "Information about participation in joint activity" ПБУ 20/03", approved by RF Ministry of finances Order N 105н of 24.11.2003.*

3.2.4. The issuer's raw products (materials) and suppliers.

The issuer's suppliers, their share being at least 10 percent of all supplies of the materials for the reporting period.

9 months of 2005

Full brand name	Share, %
CJSC "Samara's cable company" (Russia)	22,31
OJSC "Plant "Saranskcable" (Russia)	13,03
OJSC "Farial-cable" (Russia)	12,77

Information about the share of import in the supplies of commodity stocks and supplies for 9 months of 2005:

The share of import is equal to zero.

Change of prices for prime raw products (materials)
There were no substantial changes of prices capable to affect materially the issuer's financial standing.

Forecasts in relation to the availability of above listed sources of commodity stocks and supplies
The forecasts in relation to the availability of above listed sources of commodity stocks and supplies are estimated as favorable. Basic suppliers of commodity stocks and supplies are reliable and long-term partners of the issuer; their production activity is to a considerable extent oriented to OJSC "VolgaTelecom". Thus, the difficulties in availability of the sources of commodity stocks and supplies are not expected.

3.2.5. The issuer's products (works, services) sales markets.

Major markets where the issuer carries out its activity:

OJSC "VolgaTelecom" services are sold on the entire territory of the Volga Federal district of Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

The major markets of OJSC "VolgaTelecom" are the following:
- ***Local and intrazonal telephone communication market.***
- ***DLD and ILD telephone communication market.***
- ***Market of new communication services (Internet and data transfer, ISDN, xDSL, IP-telephony, intelligent network and other data transfer services).***
- ***Wireless and cellular communication market.***
- ***Other services (wire sound broadcasting, recording communication, radio broadcasting, television, satellite communication).***

The major consumer groups of communication services rendered by OJSC "VolgaTelecom" are the following:
- *General public*
- *Self-financing organizations (large, medium and small)*
- *State-financed organizations*

Items description	2000	2001	2002	2003	2004
Share of income from general public, %	*51,5*	*52,7*	*54,9*	*57,2*	*56,5*
Share of income from self-financing organizations, %	*44,8*	*43,3*	*44,1*	*34,7*	*35,6*
Share of income from state-financed organizations, %	*3,7*	*4,0*	*4,0*	*8,1*	*7,9*

Potential factors that may negatively affect the issuer's sales of its products (works and services) and hypothetical actions of the issuer to reduce this impact:
OJSC "VolgaTelecom" activity results are affected by a number of factors that the Company is not capable to control completely, including macroeconomical ones. In addition, there are also some factors that at present seem to be insignificant, but later they may considerably impact the Company's activity. All these may unfavorable affect the results of the Company's activity, its trade turnover, profit, assets, liquidity and capital.

Among negative factors that may affect OJSC "VolgaTelecom" products sales one should emphasize fast growth of penetration level of cellular communication and IP-telephony services, toughening of competition among Internet providers, and also expected toughening of competition in the area of new technologies and services with due account for high level of potential competition. The growth of competition level at the market of local communication is notable, and first of all in the segment of high-yielding corporate subscribers and from the part of cellular companies offering cheap rates and that may result in decline in demand, loss of subscribers and reduction of volume of calls.

The Company is operating in the industry with high level of competition at such markets as DLD & ILD (the market share is 93,0%), cellular communication (the market share is 12,0%), dial-up and allocated access to Internet, (the market share is 73,0% and 73,3% correspondingly). There is a definite risk that competitors will try to increase their share at these markets for account of high-yielding corporate customer by substantial reduction of prices first of all for account of implementation of new technologies and reduction of expenditures (transmission of voice traffic via packet-switched networks. Recently the industry where OJSC "VolgaTelecom" is operating is characterized by vigorous emergence and implementation of new technologies. The emergence of new products and technologies is expected and also further development of existing types of products and services.

The Company's management conducts regular monitoring and control of change of the group of the most important indicators characterizing the efficiency of the Company's activity in the area of economical, financial, technical and marketing policies for the purposes of forecasting and operational response to the occurrence and/or increase in the effect of various negative factors. Strategic and medium-term plans of the Company's development are worked out in the frame of pessimistic course of events which ensures for the Company's activity additional safety factor in case of crisis situations development. Every year based on the results of the operation for the accomplished year and the analysis of the Company's activity conditions change the forecasts of economical development and marketing strategy are adjusted.

In order to reduce the effect of negative factors, to maintain and increase its market share the Company needs to develop permanently its line of products, to implement next generation technologies, to upgrade the quality of services rendered to the end-users, to track the slightest changes occurring in the competitors' activity and to respond to them operatively, and also to optimize operations-technological processes, to reduce the products prime cost and to improve the managers' qualification.

3.2.6. Data on the issuer's licenses.

The data on OJSC "VolgaTelecom" licenses are provided in item 3.2.10 setting additional requirements to the issuers whose core activity is communication services provision.

№№	LICENSE NAME	LICENSE NUMBER, DATE OF ISSUE AND VALIDY TERM	THE NAME OF THE BODY THAT ISSUED THE LICENSE
1.	Provision of local and intrazonal telephone communication services	№ 23245 of 04.10.2002 (till 04.10.2012);	License of RF Ministry on communication and informatization
2.	Provision of local, long distance and international telephone communication services (by using the network of call offices, payphone network)	№ 24345 of 28.11.2002 (till 28.11.2007);	License of RF Ministry on communication and informatization

3.	To let communication channels on lease	№ 23246 of 12.09.2002 (till 12.09.2007);	License of RF Ministry on communication and informatization
4.	Provision of telematic services	№ 23240 of 01.08.2002 (till 01.08.2007);	License of RF Ministry on communication and informatization
5.	Provision of telegraph communication services	№ 23243 of 14.11.2002 (till 14.11.2007);	License of RF Ministry on communication and informatization
6.	Provision of data transfer services	№ 23241 of 01.08.2002 (till 01.08.2007);	License of RF Ministry on communication and informatization
7.	Provision of services of broadcasting sound programs over wire broadcasting network	№ 23721 of 12.09.2002 (till 12.09.2007);	License of RF Ministry on communication and informatization
8.	Provision of cellular radio telephone communication services in the frequency range: NMT-450 MHz (Samara oblast) GSM- 900/1800 MHz (the Republic of Maryi El) IMT-MC 450 (Samara oblast)	№ 23242 of 14.11.2002 (till 01.02.2006); № 23244 of 28.11.2002 (till 17.03.2010); № 27602 of 18.08.2003 (till 18.08.2013);	License of RF Ministry on communication and informatization
9.	Provision of mobile radio telephone communication services	№ 24343 of 28.11.2002 (till 28.11.2005);	License of RF Ministry on communication and informatization
10	Provision of personal radio call services	№ 24344 of 28.11.2002 (till 28.11.2005);	License of RF Ministry on communication and informatization
11	Services of personal radio call over FM VHF	№ 11917 of 31.10.2002 (till 08.04.2004); **(the letter to cancel the license is sent)**	License of RF Ministry on communication and informatization

12	Provision of services of broadcasting TV programs over cable TV network	№ 17234 of 31.10.2002 (till 25.01.2006) The Republic of Mordoviya; the letter to cancel is sent № 20830 of 31.10.2002 (till 18.01.2007) Saratov oblast; № 26974 of 23.05.2003 (till 23.05.2006) Nizhny Novgorod oblast; № 27620 of 18.08.2003 (till 18.08.2006) Samara oblast; № 30356 of 30.12.2003 (till 31.12.2006); (Kirov oblast) № 25379 of 14.03.2003 (till 14.03.2006) Orenburg oblast № 32182 of 27.06.2005 (till 27.06.2010) The Republic of Maryi El (Yoshkar-Ola town, Sernur town) № 32183 of 08.06.2005 (till 08.06.2010) Cheboksary town № 31760 of 26.05.2005 (till 26.05.2010) The Republic of Maryi El, Kozmodemiyansk town, settlement Medvedevo	License of RF Ministry on communication and informatization Federal service for supervision in communication area
13.	Provision of services of on-air broadcasting of sound programs	№ 17571 of 31.10.2002 (till 15.03.2006) Nizhny Novgorod oblast; № 15426 of 19.05.2000 (till 19.05.2005). The resolution is adopted to issue the license, now it is in the process of drawing up with the Ministry on communication and informatization № 19983 of 31.10.2002 (till 08.11.2006) settlements in Samara oblast № 31759 of 26.05.2005 (till 11.05.2010) Vayatskie Polayany, Kirov oblast	License of RF Ministry on communication and informatization Federal service for supervision in communication area
14	Communication services for the purposes of on-air broadcasting	№ 31291 of 24.03.2005 (till 05.04.2008) settlements of Kirov oblast	Federal service for supervision in communication area

15	Communication services for the purposes of on-air broadcasting	№ 31263 of 05.04.2005 (till 05.04.2010) settlement Novo-Smolino of Nizhny Novgorod oblast	Federal service for supervision in communication area
16	Communication services for the purposes of on-air broadcasting	№ 31262 of 01.08.2005 (till 05.04.2010) settlements in the Republic of Maryi El	Federal service for supervision in communication area
17.	Provision of services of on-air broadcasting of TV programs	№ 23264 of 31.10.2002 (till 20.05.2007) Saransk town of the Republic of Mordoviya; № 25357 of 14.03.2003 (till 14.03.2006). settlements in Samara oblast; № 23257 of 01.08.2002 (till 01.08.2005) settlements of Orenburg oblast (the application is filed to extend the license of 01. 06. 2005) now it is on approval	License of RF Ministry on communication and informatization
18	Provision of mobile radio communication services	№ 26275 of 23.05.2003 (till 23.05.2006);	License of RF Ministry on communication and informatization
19	For repair of measuring equipment	№ 000383-P of 21.01.2005 (till 21.01.2010)	Federal agency for technical regulation and metrology
20.	For carrying out medical activity	№ Г 793689 M 147 of 03.04.2003 (till 03.04.2008);	Nizhny Novgorod registration chamber
		№ 1421-П of 27.12.2002 (till 27.12.2007);	Ministry of Public Health of Udmurtiya Republic
21	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state standard	ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (till 09.01.2008); ГС-4-52-02-22-0-5260901817-001771-1 of 03.10.2002 (till 03.10.2007); Д 324172 of 14.06.2002 (till 14.06.2007); ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (till 19.09.2007)	RF state committee on construction and housing and municipal complex
22	Activity for fire prevention and extinguishing	№ 1/01031 of 21.05.2003 (till 21.05.2008);	Russia's EMERCOM State department of state fire fighting service

23	Russia's EMERCOM State department of state fire fighting service	ИЖВ № 00700 till 29.01.2021	Ministry of natural resources and environment protection
24	Subsurface water production for domestic and production needs and for sprinkling of the territory of the inventories depot of Saratov branch of OJSC "VolgaTelecom"	СРТ № 00864 till 10.04.2020	Main department of natural resources and environment protection of Russia's Ministry of natural resources for Saratov oblast
25	The right of use of subsurface resources to produce subsurface water by OJSC "VolgaTelecom"	СМР №00968 till 21.06.2027	Main department of natural resources and environment protection of Russia's Ministry of natural resources for Samara oblast
26	Commercial fisheries as related to fish output	ПРБ № 000345 till 17.02.2006	State Committee on Fisheries
27	For carrying out the activity of hazardous waste handling	М04/0011/Л of 31.05.2004 (till 31.05.2009)	Russian Federation Ministry of natural resources
28	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security of buildings and constructions	№ 2/01817 of 21.05.2003 (till 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
29	Carrying out surveying and mapping activities: 1. Geodesical works during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; 2. Topographic survey of general purpose and its control at 1:500- 1:10000 scale Topographic survey of ground and underground constructions at 1:500-1:5000 scale	ВВГ-00312 of 23.12.2002 (till 23.12.2007); ВВГ-00313к of 23.12.2002 (till 23.12.2007);	Federal service of surveying and mapping of Russia Upper – Volga territorial zone
30	Retail sale of alcoholic products	№ Д 054086 1692 of 27.12.2002 (till 26.12.2005); № 05679-42 of 21.02.2003 (till 21.02.2006);	Ministry of trade and household services of Udmurtiya Republic Penza's oblast licensing committee

31	Activities and provision of services in the area of protecting state secrets	№ 111 of 11.12.2002 till 11.12.06 № 154 of 29.01.2003 till 29.01.08 № 524 of 09.12.2002 till 9.12.07 № 194 of 17.06.2003 till 17.06.08 № 266 of 21.08.2003 till 21.08.06	Territorial departments of Federal Security Service
32	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	ЛФ/07-615-52 of 31.03.1999 (term to 30.03.2004) On 29.07.2005 the documents are filed to re-document the license	Federal Agency for Security of Communication and Information
33	Educational activity	№ 43/ДО-5/53-0 of 24.04.2001 (till 24.04.2006);	Committee on licensing, attestation and state accreditation in the area of education with the Government of Udmurtiya Republic Department of education of Kirov's oblast
34	Transportation of passengers by automobile transport	№ АСС 52 000640 of 15.10.2002 (till 14.10.2007);	Licensing chamber
35	Transportation of passengers by truck transport	№ ГСС 52 000639 of 15.10.2002 (till 14.10.2007);	Licensing chamber

36	Works with the use of data making up state secret	№ 265 of 21.08.2003 till 21.08.2006 № 523 of 09.12.2002 till 09.12.07 № 523/1 of 19.12.2002 till 09.12.07 № 523/2 of 19.12.2002 till 09.12.07 № 523/3 of 19.12.2002 till 09.12.07 № 523/4 of 19.12.2002 till 09.12.07 № 523/5 of 19.12.2002 till 09.12.07 № 126 of 09.04.2003 till 10.04.08 № 126/1 of 09.04.2003 till 10.04.08 №126/2 of 09.04.2003 till 10.04.08 №277/1 of 11.07.2003 till 11.07.06 №277 of 11.07.2003 till 11.07.06 № 193 of 17.06.2003 till 17.06.08 № 152 of 17.03.2003 till 17.03.08 №152/1 of 17.03.2003 till 17.03.08 № 153 of 29.01.2003 till 29.01.08 № 153/4 of 29.01.2003 till 29.01.08 № 153/3 of 29.01.2003 till 29.01.08 № 153/2 of 29.01.2003 till 29.01.08 № 153/1 of 29.01.2003 till 29.01.08 ЛЗ/180 of 09.12.2002 till 09.12.06 № 110 of 11.12.2002 till 11.12.06 № 110/1 of 11.12.2002 till 11.12.06 № 406 of 17.02.2003 till 17.02.06	Territorial departments of Federal Security Service
	For radio broadcasting:		
37	Mass medium "Volna"	Series РВ № 7557 of 13.08.2003 (till 13.08.2008);	RF Ministry on press, TV and radio broadcasting, and mass media

38	Mass medium "Volna"	Series PB № 7667 of 24.09.2003 (till 24.09.2008);	RF Ministry on press, TV and radio broadcasting, and mass media
39	Mass medium "Volna"	Series PB № 7416 of 26.06.2003 (till 04.07.2008);	RF Ministry on press, TV and radio broadcasting, and mass media
40	Mass medium "Pulse of Nizhny"	Series PB № 7218 of 24.04.2003; (till 12.11.2006)	RF Ministry on press, TV and radio broadcasting, and mass media
41	Mass medium "Retro-Aliyans"	Series PB № 8750 of 18.02.2005 (till 16.02.2006);	RF Ministry on press, TV and radio broadcasting, and mass media
42	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8567 of 24.11.2004 (till 05.07.2009);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
43	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8564 of 24.11.2004 (till 04.03.2009);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
44	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8565 of 24.11.2004 (till 04.03.2009);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
45 46	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8566 of 24.11.2004 (till 04.03.2009);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
	Mass medium "MIR"	Series PB № 7219 of 24.04.2003 (till 25.01.2006);	RF Ministry on press, TV and radio broadcasting, and mass media
47	Mass medium "Radio "Russian lad"	Series PB № 7980 of 18.12.2003 (till 18.12.2008);	RF Ministry on press, TV and radio broadcasting, and mass media
48	Mass medium "Radio "Russian lad"	Series PB № 8552 of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage

49	Mass medium "Radio "Russian lad"	Series PB № 8553 of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
50	Mass medium "Radio "Russian lad"	Series PB № 8554 of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
51	Mass medium "Radio "Russian lad"	Series PB № 8555 of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
52	Mass medium "Troika"	Series TB № 8029 of 12.01.2004 (till 15.11.2009)	RF Ministry on press, TV and radio broadcasting, and mass media
53	Mass medium "Radio "Russian lad"	Series PB № 8820 of 06.04.2005 (till 06.04.2010)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
54	Mass medium "Volna"	Series PB № 7651 of 23.09.2003 (till 03.07.2005г.) The application is filed to extend the license validity term.	RF Ministry on press, TV and radio broadcasting, and mass media

Forecast as regards the probability of licenses extension.

Subject to compliance with necessary requirements and terms and conditions in the course of services provision the validity term of most of the licenses will be extended. The terms and conditions, and the possibility of licenses validity terms are connected with the licensee's operation without gross violations which is found out by regular checks of Gossvyaznadzor bodies. The Issuer estimates the possibility of basic licenses extension as quite high. The dates of the Issuer's obligations to create the subscribers' base were kept in accordance with the licenses terms and conditions.

1. For the licenses for communication services.

Upon the validity term expiry the licenses may be extended if all items of the license terms and conditions are observed, which is confirmed by the verification report of the territorial department of Rossvyaznadzor, by the extension of the validity term of permissions for radio frequencies authorization (if used), and if the appropriate application is filed to the licensor's address – Federal Agency for supervisory control in the area of communication. Due to the fact that the Law "On communication" in a new wording became effective, in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting (MTVRB).

The issuer's forecast as regards the probability of license extension: *positive*

2. (for items 37-54 of the Table provided in this item) Licenses for broadcasting are extended on the basis of the verification report of DSSCI (department of state supervision over communication and informatization) confirming the compliance with the license terms and conditions and if the authorization documents on the possibility of radio frequency resource usage are available. The licenses are extended by Russian Federation Ministry of culture and mass communication.

The issuer's forecast as regards the probability of license extension: *positive*

3. Licenses for the activity listed in items 17 – 28 of the Table provided in this item are extended subject to timely submittal of documents package, as established by the law, to the licensor's address.
With the adoption of RF Government regulation on the approval of the list of services subject to licensing, the application was sent to cancel license № 11917.

The issuer's forecast as regards the probability of license extension: *positive*

3.2.7. The issuer's joint activity.

Information about joint activity that the issuer is carrying out with other organizations:
For the reporting period the issuer did not carry out joint activity with other organizations.

3.2.8. Additional requirements to the issuers being joint stock investment funds or insurance undertaking

3.2.8.1. *The Issuer is not a joint stock investment fund.*

3.2.8.2. *The Issuer is not an insurance undertaking.*

3.2.9. Additional requirements to the issuers the core activity of which is mining operations

The Issuer does not mine mineral resources.
There are no affiliated (subsidiary) companies of the Issuer that are engaged in mining operations.

3.2.10. Additional requirements to the issuers the core activity of which is communication services providing

a) Licenses for communication services provision

Basic terms and conditions of licenses

1) Terms and conditions of carrying out the activity in accordance with license № 23245.

Types of communication services and types of networks permitted for utilization:
By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intrazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The licensee must provide its network customers with the access to the services of DLD & ILD telephone communication of public communication network.

DLD & ILD telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with OJSC "Rostelecom" – the operator of long distance and international communication of public communication network of Russian Federation.

Intrazonal telephone communication services provision is allowed over the licensee's communication network (inside the code of zone of geographical numbering ABC), if the calling and called users are the licensee's network users or are the users of the network having the connection only to the licensee's network.

Provision of local and intrazonal communication services, as per this license, by using microwave radio systems, is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state radio frequency service with Russian Federation Ministry for communication and informatization.

The license validity term: *till 04.10.2012*

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
In accordance with item 22 of the license terms and conditions the operator is obliged to provide inquiry services to the subscribers on the licensed territory. When a subscriber is allocated the directory number it is automatically registered in the subscribers' database.
In accordance with the Law "On communication" the data about the subscribers for providing inquiry services, including for preparation and distribution of information, are provided only with the subscriber's consent and in cases stipulated by RF federal laws.

The dates of performance of the specified obligations: ***there are no requirements to the dates of database creation. From the start of services provision of granting access to PSTN the data about the subscriber are shown in public database of subscribers of the operator.***

The level of the issuer's performance of the specified obligations: ***in accordance with scheduled check of supervisory bodies the license's terms and conditions are currently observed.***

Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

2) Terms and conditions of carrying out the activity in accordance with license № 24345.

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, DLD & ILD telephone communication of public communication network at the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of

call offices and payphone network being created by the licensee.

The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

The licensee has the right to use communication channels and physical circuits of communication network of other operators on compensation basis in accordance with the Civil Code.

The license validity term: *till 28.11.2007*

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
Total installed capacity of the licensee's communication network is at least 19828 payphones, including:

On the territory of the Republic of Maryi El – at least 698 payphones;
On the territory of the Republic of Mordoviya – at least 640 payphones;
On the territory of the Republic of Udmurtiya – at least 2064 payphones;
On the territory of the Republic of Chuvashiya – at least 1621 payphones;
On the territory of Kirov oblast – at least 1940 payphones;
On the territory of Nizhny Novgorod oblast – at least 4361 payphones;
On the territory of Orenburg oblast - at least 2600 payphones;
On the territory of Penza oblast - at least 1320 payphones;
On the territory of Saratov oblast – at least 2264 payphones;
On the territory of Samara oblast – at least 733 payphones;
On the territory of Ulyanovsk oblast – at least 1587 payphones;

The dates of performance of the specified obligations: ***the specified quantity of payphones should be ensured on the date of the license validity term expiry, i.e. before 28.11.2007***

The level of the issuer's performance of the specified obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

3) Terms and conditions of carrying out the activity in accordance with license № 23241
Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of Russian Federation subjects: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.
Data transfer services are provided by using the licensee's data transfer network.
The installed subscriber capacity of the licensee's network should ensure the capability of connecting at least 77840 users by the license validity term expiry, including at least 42370 customers by the end of 2003.
The licensee has the right to connect the data transfer equipment to public telephone

communication network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of public communication network.
The licensee's data transfer equipment connection to public communication telephone network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

The license validity term: ***till 01.08.2007***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
The installed subscriber capacity of the licensee's network should ensure the capability of connecting at least 77840 users by the license validity term expiry, including at least 42370 customers by the end of 2003.
The dates of performance of the specified obligations: ***till 01.08.2007***

The level of the issuer's performance of the specified obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

4) Terms and conditions of carrying out the activity in accordance with license № 23721
Types of communication services and types of networks permitted for utilization:
By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of audio programs broadcasting over the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.
The licensee's network is designed for broadcasting of audio programs of All-Russia and state regional companies.
Broadcasting of other programs is possible with the availability of license for TV-radio broadcasting and appropriate contract with licensee-broadcaster.

The license validity term: ***till 12.09.2007***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
There are no such obligations.

The dates of performance of the specified obligations: ***There are no specified obligations.***

The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***
Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

5) Terms and conditions of carrying out the activity in accordance with license № 23244

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of public communication network by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Maryi El.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network-900 (PCN-900);

PCN-900, being created by the licensee, is connected to Russian Federation public communication network at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

The license validity term: ***till 17.03.2010***
Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.
The issuer's obligations in accordance with the specified license to create the subscribers' base:
The subscribers' database is created since the time of cellular communication services provision contract conclusion as the subscribers gets the access to the service after its registration in the network's base.
The dates of performance of the specified obligations: ***It is created simultaneously since the time of contracts conclusion with the subscriber.***
The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were found out as regards the compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

6) Terms and conditions of carrying out the activity in accordance with license № 24343
Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of public communication network on the territory of cities and towns: Penza, Kamenka of Penza oblast; Samara, Pokhvistnevo, Syzran, Zhigulevsk, Toliyatti, Novokuibyshevsk, airport "Kuruchom" of Samara oblast; Saransk of the Republic of Mordoviya; Nizhny Novgorod, Sergach, Arzamas, Kstovo, Dzerzhinsk, Gorodets, Bor, Balakhna of Nizhny Novgorod oblast; Saratov, Balashov of Saratov oblast; Kirov, Raduzhnyi settlement of Kirov oblast.

The maximum number of the licensee's communication network subscribers - 4550.

The licensee's communication network is created by using radio telephone communication

equipment operating in the frequency range 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

The licensee's connection is allowed at the level of local telephone network as per the technical requirements of operators having the license for local telephone communication services provision.

The license validity term: ***till 28.11.2005***
Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
There are no specified obligations.

The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were found out as regards the compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

7) Terms and conditions of carrying out the activity in accordance with license № 23246
Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide local, long distance channels and communication paths, channels of TV programs broadcasting and audio broadcasting, physical circuits to the customers for communication signals transmission on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of Russian Federation Ministry for communication and informatization (Russian Federation Ministry of communication, Russian Federation State committee for communication and informatization, Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and trunk lines of local telephone networks only within the limits of the territory of corresponding geographical zones of ABC ab numbering.

The license validity term: ***till 12.09.2007***
Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

Total number of organized by the licensee tone frequency channels, main digital channels, including in digital paths setup – at least 25895.

By the end of the third year of the activity, the licensee must ensure the capability of organizing at least 70% of communication channels of the specified quantity.

The dates of performance of the specified obligations: ***the third year of the activity***
The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were found out as regards the compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

8) Terms and conditions of carrying out the activity in accordance with license № 23243
Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph facilities of switching and transmission belonging to the licensee should ensure the capability of complete satisfaction of the needs for telegraph communication services on the licensed territory.

The license validity term: ***till 14.11.2007***
Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***

The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

9) Terms and conditions of carrying out the activity in accordance with license № 23240
Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of public communication network (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

The license validity term: ***till 01.08.2007***

Terms and conditions, and the possibility of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

Installed subscriber capacity of the licensee's telematic services should ensure the capability of connecting at least 191000 users by the license validity term expiry, including at least 99200 users by the end of 2003.

Carrying capacity of the licensee's telematic service for voice information transmission should ensure the capability of organizing at least 5 simultaneous conversations by the license validity term expiry, including at least 3 simultaneous conversations by the end of 2003.

The number of users capable to participate simultaneously in audio conferencing and video conferencing sessions is at least 2 persons.

The number of connected to the lines by the license validity term expiry is at least 328, including at least 150 by the end of 2003.

The dates of performance of the specified obligations: ***before 01.08.2007***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

10) Terms and conditions of carrying out the activity in accordance with license № 23242

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of public communication network in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

The license validity term: ***till 01.02.2006***

Terms and conditions, and the possibility of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

The network installed capacity, coverage percentage, if sufficient frequency resources are allocated, should be at least:

In 2004 - 9000 numbers - 50%;
In 2006 – 10000 numbers - 60%;

The dates of performance of the specified obligations: ***due to the adoption of RF Government Regulation №87 of 18.02.2005 "Standard requirements to communication operators activity" the requirements to installed capacity of network are not stipulated, so the performance of this item does not result in the operator's responsibility***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

11) Terms and conditions of carrying out the activity in accordance with license № 27602
Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of public communication network in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communication network, which is a part of federal cellular network of Russian Federation, on the basis of IMT-MC-450 technology.

The licensee should, for account of its own resources, ensure phase-by-phase disengagement of the spectrum of frequencies 453,00...457,4 MHz/463,0...467,4MHz.

The license validity term: ***till 18.08.2013***
Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

The network installed capacity on the territory specified in the license should be per year at least (as of 31.12.):

In 2006 – 5000 numbers;
In 2009 - 10000 numbers;
In 2013 – 20000 numbers;

The dates of performance of the specified obligations: ***31.12.06, 31.12.09, 31.12.13***
The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

12) Terms and conditions of carrying out the activity in accordance with license №№27620, 32182, 25379, 32183, 26974, 20830, 17234, 30356, 31760
Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara city of Samara oblast; Yoshkar-Ola town of the Republic of Maryi El; Orenburg city of Orenburg oblast; Cheboksary town of Chuvash Republic; Nizhny Novgorod city of Nizhny Novgorod oblast; Saratov city of Saratov oblast; Saransk town of the Republic of Mordoviya, Kirov city of Kirov oblast.

The customers should be provided with the broadcasting of All-Russia TV broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

The license validity term: ***till 18.08.2006, 27.06.2010, 14.03.2006, 08.06.2010, 23.05.2006, 18.01.2007, 25.01.2006, 31.12.2006, 26.05.2010 correspondingly***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***
The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***
Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

13) Terms and conditions of carrying out the activity in accordance with license №№ 31291, 16383, 15426, 23264, 25357, 19983, 17571, 23257, 31759
Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs at the territories of Kirov, Samara, Nizhny Novgorod, Orenburg oblasts and at the Republic of Mordoviya.

The licensee should provide the customers with the communication services meeting the quality standards and technical norms.

The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communication in Russian Federation.

The license validity term: ***till 05.04.2008, 17.10.2005, 19.05.2005 (the application for the extension was files – the license is in the course of execution), 20.05.2007, 14.03.2006, 08.11.2006, 15.03.2006, 01.08.2005 (the application for the extension was files – the license is in the course of execution), 11.05.2010 correspondingly.***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***
The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***
Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

14) Terms and conditions of carrying out the activity in accordance with license № 24344
Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of personal radio call on the territory of Saransk town, Ruzaevka town, settlement Atyurievo, village Sarast of the Republic of Mordoviya; Ulyanovsk city, Dimitrovgrad town, settlement Veshkaima of Ulyanovsk oblast; Orenburg city of Orenburg oblast, including with channel multiplexing of FM VHF network in Orenburg city.

Maximum number of the network subscribers is 13800.

The network is organized by using the frequencies allocated by Federal State Unitary Enterprise "Main radio frequency center".

The license validity term: *till 28.11.2005.*

Terms and conditions, and the possibility of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

The number of subscribers under the license with non-multiplexing of FM VHF network is at least 1500.

The dates of performance of the specified obligations: ***During the license validity term.***

The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***

Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

15) Terms and conditions of carrying out the activity in accordance with license № 26275

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication at the territory of Yoshkar-Ola town of the Republic of Maryi-El.

Maximum number of the licensee's network subscribers -500.

The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

Connection to the public communication network is not allowed.

The license validity term: ***till 23.05.2006***

Terms and conditions, and the possibility of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***

The dates of performance of the specified obligations: ***There are no specified obligations.***

The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***

Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

There are no other factors that may negatively affect the performance of obligations under the licenses, as all the requirements are set in accordance with legislative and normative acts of current legislation in communication area. Subject to timely filing of application for license validity term extension and compliance with all requirements defined by enclosure to the license, the license is issued for a new term. The factor constraining the performance of license terms and conditions is the lack of normative base regulating the procedure of obtaining licenses for communication services.

The issuer's obligations for creation of subscribers' base are defined by the appropriate item of the enclosure to the license, where the number of subscribers is shown by the end of the

license validity term. There are no such obligations under the licenses for provision of services of on-air TV and radio broadcasting programs. However, the figure shown in the license is a predicted value and non-performance of this figure by the operator not exceeding 25% of this value will not result in the license cancellation.

Permission for utilization of OJSC "VolgaTelecom" communications electronics

Territory	Permission for utilization of radio frequency spectrum	Validity term	Miscellaneous
Saratov city, Base Station-4	№ 14-06-21/20029 of 24.04.2003	25.11.2005	330MHz
Balashov town	№ 14-06-21/2046 of 09.01.2003	08.12.2007	330MHz
Saratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	08.12.2007	330MHz
Saratov city	№ 1029224 of 26.08.2003	Till 25.11.2005	330MHz
Settlement Karakuduk, settlement Veselyi, settlement Akbulak of Orenburg oblast	№ 56-876-150 of 14.07.2004	Till 14.07.2005	330MHz
Village Troitskoe of Orenburg oblast	№ 56-876-152 of 14.07.2004	Till 14.07.2005	330MHz
Settlement Suvorovskyi, settlement Druzhnyi of Orenburg oblast	№ 56-876-151 of 14.07.2004	Till 14.07.2005	330MHz
Kirov city BS-1 Settlement Raduzhnyi BS-2	№ 14-06-21/2048 of 09.01.2003	08.12.2007	330MHz
Kirov city BS-1,2	№ 14-06-21/2047 of 09.01.2003	08.12.2007	330MHz
Kirov city	№ 1022733 of 30.04.2003		159-161MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS- 8, Syzran town BS- 9, Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	08.12.2007	330MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Toliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	08.12.2007	330MHz
Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	08.12.2007	330MHz
Kamenka town BS-1	№ 14-06-21/789 of 09.01.2003	08.12.2007	330MHz
Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	08.12.2007	330MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	02.12.2007	330MHz

Dzerzhinsk town BS-1	№ 14-06-21/56675 of 31.12.2002	02.12.2007	330MHz
Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	02.12.2007	330MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	02.12.2007	330MHz
Arzamas town BS-1	№ 14-06-2002 of 31.12.2002	02.12.2007	330MHz
Yoshkar-Ola town	№ 081-05-02/26314 of 02.06.2003	10.01.2008	156-160MHz
Yoshkar-Ola town BS- 4	№ 17-05-30/19946 of 24.04.2003	16.04.2008.	890-915MHz
Volzhsk town Kozmodemiyansk town, settlement Kokshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	16.04.2008	935-960MHz
The Republic of Maryi El	№ 04-005409 of 31.12.2004	31.12.2014	890-915MHz 935-960MHz
Samara oblast Syzran town, BS-11 Samara city, BS-1,3,4 Toliyatti town, BS-8,9,10 Otradnyi town, BS-16 Novokuibyshevsk town, BS-18 Pokhvistnevo town, BS-21 Settlement Bereza, BS-7 Krasnyi Yar town, BS-38 Bezenchuk town, BS-20 Sergievsk town, BS-22 Neftegorsk town, BS-23 Settlement Shigony, BS-24 Settlement Bolshaya Glushitsa, BS-25 Village Khvorostiyanka, BS-32 Chapaevsk town, BS-17. Kinel town, BS-19 Settlement Vintai, BS-28	№ 083-03-02/27506 of 06.06.2003	Till 01.02.2006	453-457,5MHz/ 463-467,5MHz
Samara oblast BS-5	№ 04-002741 of 09.12.2004	Till 29.07.2005	463,0-467,4MHz/ 453,0-457,4MHz
Samara oblast BS-1, 2, 3, 6, 8, 10, 14, Otr1	№ 04-002681 of 09.12.2004	Till 29.12.2014	463,0-467,4MHz/ 453,0-457,4MHz
The Republic of Maryi El	17-05-30/22008 of 07.05.2003	5.11.2003	890-915MHz 935-960MHz
The Republic of Maryi El	№ 1024077 of 16.12.2003	12.12.2008	890-915MHz 935-960MHz
The Republic of Maryi El	№ 03-12026 of 24.12.2003	20.12.2008	890-915MHz 935-960MHz

The Republic of Maryi El	№ 04-001064 of 12.10.2004	11.10.2014	1805,0-1880,0/ 1710,0-1785,0
Dimitrovgrad town, BS1 Settlement Veshkaima BS2 Ulyanovsk city BS3	№ 14-10-20/55245 of 18.12.2002	17.12.2005	160MHz
Settlement Veshkaima	№ 14-10-20/15924 of 31.03.2003	17.12.2005.	160MHz
Saransk town BS-1 Settlement Atyurievo BS-2 Ruzaevka town BS-3 Sarask village BS-4	№ 14-10-20/55243 of 18.12.2002	17.12.2005	160MHz
Orenburg city	№ 14-10-20/55244 of 18.12.2002	17.12.2005	160MHz
Alexandrovka	№ 03-03233 of 16.10.2003 № 03-01978 of 09.10.2003	01.08.2005 01.08.2005	7TV CHANNEL 3TV CHANNEL
Aidyrlya	№ 03-03212 of 20.10.2003	01.08.2005	29TV CHANNEL
Asekeevo	№ 1006152 of 12.11.2003	01.08.2005	34TV CHANNEL
Andreevka	№ 03-06601 of 12.11.2003 № 03-06602 of 12.11.2003	01.08.2005	21TV CHANNEL 31TV CHANNEL
Alexeevka	№ 03-03239 of 16.10.2003 № 03-03241 of 16.10.2003 № 03- 06539 of 12.11.2003	01.08.2005 01.08.2005 01.08.2005	5TV CHANNEL 10TV CHANNEL
			28TV CHANNEL
Aksakovo	№ 03-01977 of 09.10.2003	01.08.2005	10TV CHANNEL
Abdulino	№ 03-06505 of 12.11.2003	01.08.2005	6TV CHANNEL
Blagodarnoe	№ 03-06752 of 12.11.2003	01.08.2005	12TV CHANNEL
Borodinskoe	№ 1029897 of 16.10.2003	01.08.2005	3TV CHANNEL
Buzuluk	№ 03-06529 of 05.11.2003 № 03-06603 of 05.11.2003	01.08.2005	4TV CHANNEL 31TV CHANNEL
Buguruslan	№1009852 of 05.11.2003	01.08.2005	49TV CHANNEL
Balandino	№ 03-06751 of 12.11.2003	01.08.2005	3TV CHANNEL
Bestuzhevka	№ 03-03236 of 16.10.2003	01.08.2005	2TV CHANNEL
Burtinskyi	№ 03-06449 of 05.11.2003	01.08.2005	29TV CHANNEL

Buzuluk	№ 03-06529 of 05.11.2003	01.08.2005	4TV CHANNEL
Veselyi	№ 03-03215 of 20.10.2003	01.08.2005	21TV CHANNEL
Vasilievka	№ 03-06553 of 25.11.2003 № 03-06552 of 25.11.2003	01.08.2005	35TV CHANNEL 23TV CHANNEL
Verkhnebuzulukskyi	№ 03-06697 of 12.11.2003 № 03-06698 of 12.11.2003	01.08.2005	3TV CHANNEL 8TV CHANNEL
Vozdvizhenka	№ 03-06700 of 05.11.2003	01.08.2005	2TV CHANNEL
Vyazovoe	№ 03-06701 of 05.11.2003	01.08.2005	9TV CHANNEL
Gamaleevka	№ 03-01979 of 09.10.2003	01.08.2005	2TV CHANNEL
Gerasimovka	№ 03-01975 of 09.10.2003	01.08.2005	7TV CHANNEL
Georgievka	№ 03-01976 of 09.10.2003	01.08.2005	3TV CHANNEL
Grachevka	№ 03-06538 of 12.11.2003	01.08.2005	21TV CHANNEL
Dobrinka	№ 03-01980 of 09.10.2003	01.08.2005	8TV CHANNEL
Dmitrovskyi	№ 03-06513 of 05.11.2003	01.08.2005	35TV CHANNEL
Emelyanovka	№ 03-03224 of 20.10.2003	01.08.2005	36TV CHANNEL
Efimovka	№ 03-06745 of 05.11.2003	01.08.2005	3TV CHANNEL
Ilek	№ 03-03208 of 20.10.2003 № 03-03211 of 20.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 27TV CHANNEL
Ivanovka	№ 03-01867 of 08.10.2003	01.08.2005	9TV CHANNEL
Zarechnoe	№ 03-01982 of 09.10.2003 № 03-01984 of 09.10.2003	01.08.2005 01.08.2005	2TV CHANNEL 9TV CHANNEL
Zapadnyi	№ 03-01991 of 09.10.2003	01.08.2005	12 TV CHANNEL
Zelenyi dol	№ 03-01865 09.10.2003	01.08.2005	6TV CHANNEL
Zagorie	№ 03-05010 of 23.10.2003	01.08.2005	2TV CHANNEL
Zatonnyi	№ 03-06597 of 05.11.2003	01.08.2005	6TV CHANNEL
Zhirnov	№ 03-01981 of 09.10.2003	01.08.2005	10TV CHANNEL

Komissarovo	№ 03-01974 of 09.10.2003 № 03-01973 of 09.10.2003	01.08.2005 01.08.2005	8TV CHANNEL 6TV CHANNEL
Koptyazhevo	№ 03-05013 of 23.10.2003	01.08.2005	6TV CHANNEL
Kinzelka	№ 03-01934 of 09.10.2003	01.08.2005	2TV CHANNEL
Kinżelka	№ 04-001075 of 04.11.2004	03.11.2014	7TV CHANNEL
Koskul	№ 03-01988 of 09.10.2003	01.08.2005	9TV CHANNEL
Kvarkeno	№ 1009352 of 20.10.2003	01.08.2005	31TV CHANNEL
Kyzyl-Mechet	№ 03-03229 of 16.10.2003 № 03-03231 of 16.10.2003	01.08.2005	9TV CHANNEL 5TV CHANNEL
Kozlovka	№ 03-01858 of 08.10.2003	01.08.2005	9TV CHANNEL
Kinzelka	№04-001075 of 04.11.2004.	03.11.2014	7TV CHANNEL
Krasnyi Yar	№ 03-06595 of 05.11.2003	01.08.2005	10TV CHANNEL
Kulagino	№ 03-01866 of 08.10.2003 № 03-06508 of 05.11.2003	01.08.2005	9TV CHANNEL 12TV CHANNEL
Kovylyaevka	№ 03-01881 of 08.10.2003 № 03-01880 of 09.10.2003	01.08.2005	8TV CHANNEL 2TV CHANNEL
Kamennoimangulovo	№ 03-01869 of 08.10.2003 № 03-01870 of 08.10.2003	01.08.2005	9TV CHANNEL 7TV CHANNEL
Kutluevo	№ 03-01864 of 09.10.2003	01.08.2005	6TV CHANNEL
Kuvandyk	№ 03-06562 of 15.11.2003	01.08.2005	5TV CHANNEL
Kusem	№ 03-01882 of 09.10.2003	01.08.2005	5TV CHANNEL
Kurtashka	№ 03-01883 of 09.10.2003	01.08.2005	3TV CHANNEL
Kulchum	№ 03-06703 of 05.11.2003	01.08.2005	4TV CHANNEL
Linevka	№ 03-03218 of 20.10.2003	01.08.2005	6TV CHANNEL
Luybimovka	№ 03-01873 of 09.10.2003	01.08.2005	3TV CHANNEL
Mordovskyi Buguruslan	№ 03-01894 of 09.10.2003 № 03-01896 of 09.10.2003	01.08.2005	8TV CHANNEL 6TV CHANNEL

Mikhailovka-2	№ 03-01969 of 09.10.2003	01.08.2005	2TV CHANNEL
Mustaevo	№ 03-01965 of 09.10.2003 № 03-01968 of 09.10.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL
Miroshkino	№ 03-01937 of 09.10.2003	01.08.2005	5TV CHANNEL
Malaya Remizena	№ 03-01971 of 09.10.2003 № 03-01972 of 09.10.2003 № 03-01992 of 09.10.2003	01.08.2005	4TV CHANNEL 7TV CHANNEL 9TV CHANNEL
Matveevka	№ 03-01898 of 09.10.2003 № 03-01900 of 09.10.2003	01.08.2005	12TV CHANNEL 4TV CHANNEL
Mustaevo	№ 03-01968 of 09.10.2003	01.08.2005	12TV CHANNEL
Mezhdurechie	№ 03-05015 of 23.10.2003	01.08.2005	2TV CHANNEL
Mochegai	№ 03-05016 of 23.10.2003	01.08.2005	5TV CHANNEL
Martynovka	№ 03-05001 of 23.10.2003	01.08.2005	4TV CHANNEL
Nazarovka	№ 03-06549 of 12.11.2003	01.08.2005	8TV Channel
Novobogorodskoe	№ 03-06559 of 15.11.2003	01.08.2005	38TV CHANNEL
Novosergeevka	№ 11-09-20/6283 of 06.02.2003 № 03-06514 of 12.11.2003	01.08.2005	32TV CHANNEL 3TV CHANNEL
Novoselki	№ 03-06600 of 05.11.2003	01.08.2005	10TV CHANNEL
Novokamenka	№ 03-06511 of 05.11.2003	01.08.2005	36TV CHANNEL
Noikono	№ 03-01916 of 09.10.2003	01.08.2005	3TV CHANNEL
Novouzely	№ 03-01935 of 09.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 7TV CHANNEL
Nesterovka	№ 03-01904 of 09.10.2003	01.08.2005	2TV CHANNEL
Novoyulaska	№ 03-01905 of 09.10.2003	01.08.2005	11TV CHANNEL
Novospasskoe	№ 03-01970 of 09.10.2003	01.08.2005	7TV CHANNEL 8TV CHANNEL
Nesterovka	№ 03-01903 of 09.10.2003	01.08.2005	4TV CHANNEL

Nizhnekristalka	№ 03-01908 of 09.10.2003	01.08.2005	4TV CHANNEL
Novovasilievka	№ 03-04976 of 20.10.2003	01.08.2005	8TV CHANNEL
Novonikolskoe	№ 03-01915 of 09.10.2003	01.08.2005	4TV CHANNEL
Novoiletsk	№ 03-01918 of 09.10.2003	01.08.2005	7TV CHANNEL
Novomarievka	№ 03-01939 of 09.10.2003	01.08.2005	7TV CHANNEL
Nevezhkino	№ 03-01946 of 09.10.2003	01.08.2005	7TV CHANNEL
Nevezhkino	№ 03-01943 of 09.10.2003	01.08.2005	9TV CHANNEL
Novomusino	№ 03-01919 of 09.10.2003	01.08.2005	9TV CHANNEL
Novonikolskoe	№ 03-01909 of 09.10.2003	01.08.2005	9TV CHANNEL
Nizhnekristalka	№ 03-01907 of 09.10.2003	01.08.2005	9TV CHANNEL
N. Gumbet	03-06504 of 11.11.2003	01.08.2005	27TV CHANNEL
Nikolskoe	№ 03-06556 of 15.11.2003 № 03-06555 of 15.11.2003	01.08.2005	23TV CHANNEL 37TV CHANNEL
Revolutsionnyi	№ 03-06551 of 25.11.2003	01.08.2005	29TV CHANNEL
Russkyi Kandyz village	№ 11-09-20/3808 of 29.01.2003	01.08.2005	23TV CHANNEL
Russkyi Kandyz village	№ 1018601 of 26.06.2003	01.08.2005	25TV CHANNEL
Russkaya bokla	№ 03-04990 of 15.10.2003 № 03-06536 of 25.11.2003	01.08.2005	5TV CHANNEL 10TV CHANNEL
Ryabinnyi	№ 03-04992 of 15.10.2003	01.08.2005	5TV CHANNEL
Rannee	№ 03-04987 of 20.10.2003	01.08.2005	10TV CHANNEL
Rybkino	№ 03-04991 of 15.10.2003	01.08.2005	2TV CHANNEL
Rzhavka	№ 03-04989 of 15.10.2003 № 03-04988 of 15.10.2003	01.08.2005	3TV CHANNEL 5TV CHANNEL
Romashkino	№ 1029949 of 15.11.2003	01.08.2005	7TV CHANNEL
Samarkino	№ 03-06695 of 12.11.2003	01.08.2005	3TV CHANNEL
Sladkoe	№ 03-06598 of 05.11.2003	01.08.2005	10TV CHANNEL
Svetlyi	№ 03-06548 of 12.11.2003	01.08.2005	6TV CHANNEL

Sukhorechka village	№ 11-09-20/15565 of 31.03.2003	01.08.2005	12TV CHANNEL
Sovetskoe	№ 03-05000 of 23.10.2003 № 03-04996 of 23.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 4TV CHANNEL
Staroe Tyurino	№ 03-04994 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepanovka	№ 03-05011 of 23.10.2003	01.08.2005 01.08.2005	5TV CHANNEL 2TV CHANNEL
Staromukmenevo	№ 03-05004 of 23.10.2003	01.08.2005	2TV CHANNEL
Staroyashkino	№ 03-06686 of 05.11.2003	01.08.2005	3TV CHANNEL
Studenoe	№ 03-05003 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepnoi	№ 03-06746 of 05.11.2003	01.08.2005	9TV CHANNEL
Slonovka	№ 03-05017 of 23.10.2003	01.08.2005	10TV CHANNEL
Sverdlovskyi	№ 03-05008 of 23.10.2003 № 03-05009 of 23.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 2TV CHANNEL
Sofievka	№ 03-06544 of 25.11.2003 № 03-06709 of 12.11.2003	01.08.2005	40TV CHANNEL 5TV CHANNEL
Oktayabrskoe	№ 03-04967 of 20.10.2003	01.08.2005	10TV CHANNEL
Ozernyi	№ 03-06750 of 05.11.2003	01.08.2005	10TV CHANNEL
Orenburg	№ 03-06753 of 12.11.2003 № 03-06755 of 12.11.2003	01.08.2005	24TV CHANNEL 31TV CHANNEL
Orsk	№ 03-06566 of 25.11.2003	01.08.2005	3TV CHANNEL
Otradnoe town	№ 11-05-20/21205 of 30.04.2003	17.10.2005	4TV CHANNEL
Obilnyi	№ 03-04966 of 15.10.2003	01.08.2005	9TV CHANNEL
Saransk town	№ 11-05-20/21269 of 05.05.2003	20.05.2005	2TV CHANNEL
Troitskoe	№ 03-06725 of 12.11.2003 № 03-06694 of 12.11.2003 № 03-06734 of 12.11.2003 № 03-06711 of 05.11.2003	01.08.2005	8TV CHANNEL 3TV CHANNEL 6TV CHANNEL 7TV CHANNEL

Tolkaevka	№ 03-06515 of 12.11.2003	01.08.2005	29TV CHANNEL
Tobolskyi	№ 03-06743 of 12.11.2003	01.08.2005	6TV CHANNEL
Timashevo	№ 03-06696 of 12.11.2003	01.08.2005	9TV CHANNEL
Podlesnoe	№ 03-04982 of 20.10.2003 № 03-04983 of 15.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 9TV CHANNEL
Pilyugino	№ 03-06542 of 12.11.2003 № 1029940 of 12.11.2003	01.08.2005	26TV CHANNEL 40TV CHANNEL
Pashkino	№ 03-04973 of 15.10.2003	01.08.2005	9TV CHANNEL
Petrovka	№ 03-04971 of 15.10.2003	01.08.2005	2TV CHANNEL
Polibino	№ 03-04977 of 20.10.2003	01.08.2005	6TV CHANNEL
Pervoklassnoe	№ 03-04970 of 20.10.2003 № 03-04969 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
Preobrazhenka	№ 03-04964 of 20.10.2003 № 03-04965 of 20.10.2003 № 03-04984 of 15.10.2003	01.08.2005 01.08.2005 01.08.2005	4TV CHANNEL 11TV CHANNEL 9TV CHANNEL
Privolnyi	№ 1006180 of 11.11.2003	01.08.2005	10TV CHANNEL
Pridolinnyi	№ 03-04985 of 20.10.2003	01.08.2005	1TV CHANNEL
Pobeda	№ 03-04980 of 20.10.2003. № 03-04979 of 15.10.2003	01.08.2005. 01.08.2005	4TV CHANNEL 7TV CHANNEL
Pavlovo-Antonovka	№ 03-04974 of 20.10.2003 № 03-04975 of 20.10.2003	01.08.2005 01.08.2005	11TV CHANNEL 8TV CHANNEL
Pervomaiskyi	№ 03-06748 of 12.11.2003 № 03-06528 of 05.11.2003 № 03-06749 of 12.11.2003	01.08.2005 01.08.2005	8TV CHANNEL 12TV CHANNEL 5TV CHANNEL
Pronkino	№ 03-06747 of 05.11.2003	01.08.2005	7TV CHANNEL
Putayatino	№ 03-06509 of 05.11.2003	01.08.2005	12TV CHANNEL

Uteevo	№ 03-06692 of 12.11.2003 № 03-06744 of 05.11.2003	01.08.2005	7TV CHANNEL 5TV CHANNEL
Settlement Uralskyi	№ 11-09-20/15569	01.08.2005	7TV CHANNEL
Uspenka	№ 03-06722 of 12.11.2003 № 03-06690 of 05.11.2003	01.08.2005	8TV CHANNEL 4TV CHANNEL
Khortista	№ 03-06737 of 12.11.2003 № 03-06739 of 12.11.2003	01.08.2005	3TV CHANNEL 2TV CHANNEL
Fedorovka	№ 03-06715 of 12.11.2003 № 03-06716 of 12.11.2003 № 03-06742 of 12.11.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL 12TV CHANNEL
Chistopolie	№ 03-06721 of 12.11.2003	01.08.2005	4TV CHANNEL
Shirokoe	№ 03-06534 of 05.11.2003 № 03-06533 of 05.11.2003	01.08.2005	5TV CHANNEL 9TV CHANNEL
Shestakovka	№ 03-06530 of 05.11.2003 № 03-06531 of 05.11.2003	01.08.2005	11TV CHANNEL 3TV CHANNEL
Energetik	№ 03-06516 of 05.11.2003	01.08.2005	22TV CHANNEL
Yasnyi	№ 03-06564 of 25.11.2003	01.08.2005	12TV CHANNEL
Yafarovo	№ 03-06685 of 11.11.2003	01.08.2005	7TV CHANNEL
Yagodnoe	№ 03-06687 of 11.11.2003 № 03-06688 of 11.11.2003	01.08.2005	8TV CHANNEL 5TV CHANNEL
Yaman	№ 03-06689 of 11.11.2003	01.08.2005	6TV CHANNEL
Yasnogorskyi	№ 03-06447 of 05.11.2003	01.08.2005	37TV CHANNEL
Yakovlevka	№ 03-06707 of 05.11.2003 № 03-06708 of 05.11.2003	01.08.2005	6TV CHANNEL 4TV CHANNEL
Yashkino	№ 03-06704 of 05.11.2003 № 03-06705 of 05.11.2003	01.08.2005	11TV CHANNEL 9TV CHANNEL
Toliyatti town	№ 1026199 of 01.08.2003	14.03.2006	2500-2700MHz

Syzran town	№1026207 of 01.08.2003	14.03.2006	2500-2700MHz
Settlement Voskresenskoe Settlement Sergach	№ 11-05-21/17350 of 09.04.2003	15.03.2006	73,58 72,02
Grachevka	№ 1007822 of 11.11.2003	01.08.2005	72,62
Ruzaevka town			67,46
Vyatskie polyany town		29.10.1999	67,91
Sovietsk town		12.01.2001	67,07
Yavas town		05.07.2001	67,67
Uni town		16.11.99	67,91
Settlement Nyr		04.12.2001	70,55
Sanchursk town		16.11.99	73,28
Kinel-Cherkasy town	№ 1005430 of 29.12.2003	08.11.2006	107,7
Syzran town	№ 1005442 of 29.12.2003	08.11.2006	73,1
Isakly town	№ 1009057 of 29.12.2003	08.11.2006	67,85
Vyatskie polyany town		08.09.2000	66,35
Syzran town Khvorostyanka	№ 11-05-21/23231 of 16.05.2003	08.11.2006	68,39; 73,10 66,98; 66,20
Sorochinsk town	№ 1028143 of 25.09.2003	Till 20.03.2004	102MHz
Buzuluk town	№ 1005392 of 09.10.2003	01.08.2007	101.8MHz
Buguruslan town	№ 03-06606 of 05.11.2003	01.08.2005	102,8MHz
Pervomaiskyi	№ 1010916 of 08.10.2003	01.04.2004	103 MHz
Mary-Turek	№ 11-15-21/14081 of 25.03.2003		68,60MHz
Novosergievka	№ 1004922 of 12.11.2003	01.08.2005	105,6MHz
Oktayabrskoe	№ 03-00250 of 16.09.2003	10.09.2008	3160KHz, 4410KHz, 5030KHz, 5065KHz, 5310KHz, 7555KHz, 7605KHz, 10475KHz
Ardatov	№ 03-03685 of 31.10.2003	15.03.2006	70,67MHz
Arzamas	№ 03-03764 of 31.10.2003	15.03.2006	67,37MHz
Balakhna	№ 03-03688 of 31.10.2003	15.03.2006	69,78MHz
Bogorodsk	№ 1024920 of 31.10.2003	15.03.2006	70,79MHz
Bolshoe Boldino	№ 03-03691 of 31.10.2003	15.03.2006	71,03MHz
Bolshoe Murashkino	№ 03-03694 of 31.10.2003	15.03.2006	70,34MHz
Buturlino	№ 03-03695 of 31.10.2003	15.03.2006	70,91MHz
Vad	№ 03-03696 of 31.10.2003	15.03.2006	66,17MHz
Varnavino	№ 03-03697 of 31.10.2003	15.03.2006	67,31MHz
Vacha	№ 03-03698 of 31.10.2003	15.03.2006	66,65MHz
Vetluga	№ 03-08187 of 31.10.2003	15.03.2006	70,91MHz
Voznesenskoe	№ 03-03701 of 31.10.2003	15.03.2006	68,72MHz
Vorotynets	№ 03-03702 of 31.10.2003	15.03.2006	66,74MHz
Voskresenskoe	№ 1021192 of 31.10.2003	15.03.2006	73,58MHz

Vyksa	№ 03-03761 of 31.10.2003	15.03.2006	68,93MHz
Gagino	№ 03-03704 of 31.10.2003	15.03.2006	73,97MHz
Gorodets	№ 03-03706 of 31.10.2003	15.03.2006	70,94MHz
Diveevo	№ 03-03710 of 31.10.2003	15.03.2006	69,8MHz
Konstantinovo	№ 03-03707 of 31.10.2003	15.03.2006	73,58MHz
Krasnye baki	№ 03-03762 of 31.10.2003	15.03.2006	66,86MHz
Knayaginino	№ 03-03711 of 31.10.2003	15.03.2006	73,85MHz
Kstovo	№ 03-03712 of 31.10.2003	15.03.2006	73,97MHz
Kulebaki	№ 03-03713 of 31.10.2003	15.03.2006	72,17MHz
Lukoayanov	№ 03-03714 of 31.10.2003	15.03.2006	68,87MHz
Lyskovo	№ 03-03717 of 31.10.2003	15.03.2006	70,43MHz
Navashino	№ 03-03719 of 31.10.2003	15.03.2006	67,25MHz
Nizhny Novgorod	№ 03-03720 of 31.10.2003	15.03.2006	102,4MHz
Pavlovo	№ 1027683 of 31.10.2003	15.03.2006	69,8MHz
Pervomaisk	№ 03-03737 of 31.10.2003	15.03.2006	67,51MHz
Perevoz	№ 03-03738 of 31.10.2003	15.03.2006	73,16MHz
Pilna	№ 03-03739 of 31.10.2003	15.03.2006	73,1MHz
Pochinki	№ 03-03740 of 31.10.2003	15.03.2006	68,48MHz
Rabotki	№ 03-03743 of 31.10.2003	15.03.2006	69,77MHz
Semenov	№ 1024922 of 31.10.2003	15.03.2006	67,43MHz
Sergach	№ 1021194 of 31.10.2003	15.03.2006	72,02MHz
Sechenovo	№ 03-03745 of 31.10.2003	15.03.2006	68,72MHz
Sokolskoe	№ 03-03746 of 31.10.2003	15.03.2006	66,92MHz
Sosnovskoe	№ 03-03747 of 31.10.2003	15.03.2006	70,37MHz
Spasskoe	№ 03-03748 of 31.10.2003	15.03.2006	70,73MHz
Tonkino	№ 03-03750 of 31.10.2003	15.03.2006	67,22MHz
Shakhuniaya	№ 03-03760 of 31.10.2003	15.03.2006	68,54MHz
Shatki	№ 03-03759 of 31.10.2003	15.03.2006	67,85MHz
Sharanga	№ 03-03758 of 31.10.2003	15.03.2006	66,44MHz
Chkalovsk	№ 03-03757 of 31.10.2003	15.03.2006	69,83MHz
Uren	№ 03-03755 of 31.10.2003	15.03.2006	68,84MHz
Urazovka	№ 03-03754 of 31.10.2003	15.03.2006	70,1MHz
Tonshaevo	№ 03-03752 of 31.10.2003	15.03.2006	70,43MHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche MWR-4529	№ 15-19-18/1618 of 17.01.2003	14.01.2008	10-11GHz
Sovietsk town – settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	31.03.2008	10-11GHz
Settlement Orichi – settlement Adyshevo MWR-1750	№ 15-19-18/15846 of 31.03.2003	31.03.2008	10-11GHz
Kirov city – settlement Poroshino MWR- 3716	№ 15-19-18/15848 of 31.03.2003	31.03.2003	10-11GHz
Settlement Arbazh – settlement Tuzha MWR-0372	№ 15-19-18/7074 of 11.02.2003	01.01.2004	1700, 1800MHz

Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	14.01.2008	7-8GHz
Settlement Bogorodskoe – settlement Uni MWR-0559	№ 15-19-18/2153 of 20.01.2003	31.12.2003	1700, 1800MHz
Settlement of urban type Darovskyi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	05.01.2008	10-11GHz
Kirs town – settlement of urban type Rudnichnyi MWR-4165	№ 15-19-18/331 of 08.01.2003	05.01.2008	10-11GHz
Settlement of urban type Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	05.01.2008	10-11GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	04.01.2008	7-8GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	04.01.2008	7-8GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	05.01.2008	11GHz
Kirov city – settlement Malaya Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	05.01.2008	10-11GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	09.01.2008	10-11GHz
Settlement Ivashevo – settlement of urban type Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	09.01.2008	10-11GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	09.01.2008	10-11GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	09.01.2008	10-11GHz
Kirovochepetsk town – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	09.01.2008	10-11GHz
Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	09.01.2008	10-11GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	08.01.2008	10-11GHz
Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	08.01.2008	10-11GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	08.01.2008	10-11GHz
Settlement Klyuchi – settlement Uni MWR-3014	№ 15-19-18/1005 of 09.01.2003	08.01.2008	10-11GHz
Settlement Bogorodskoe – Uni - Klyuchi	№ 04-000117 of 09.03.2004	09.03.2012	10-11GHz
Settlement Nogorsk – settlement Sinegorie MWR -1986	№ 15-19-18/751 of 09.01.2003	08.01.2008	10-11GHz

Papulovo – Uga MWR -1/0071	№ 14-08-17/784 of 09.01.2003	05.01.2008	150-160MHz
Malmizh- settlement Sludka – Vyatskie Polyani town MWR -3575	№ 15-19-18/548 of 08.01.2003	05.01.2008	14-15GHz
Settlement Podosinovets – Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	05.01.2008	8GHz
Settlement Oparino - Settlement Marimitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	08.01.2008	10-11GHz
Tuzha - Bezdenezhie-Mikhailovskoe MWR-1/0069	№ 14-08-17/786 of 09.01.2003	05.01.2008	150-160MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	05.01.2008	150-160MHz
Pilyug – Skulina Gora - Podosinovets	№ 15-19-18/53408 of 06.12.2002	10.06.2003	8GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	05.01.2008	150-160MHz
Shestakovo – Nagorsk MWR-1841			
Demiyanov – Podosinovets –Yakhrenga MWR-1754a			
Pishchal – Suvody MWR-1749			
Malmyzh – Kaksinvai MWR-1751			
Kirov – Kirovochepetsk MWR-1892	№ 15-19-18/585 of 09.01.2003	04.01.2008	7-8GHz
Saransk town MWR-5348	№ 1025444 of 02.07.2003	26.06.2008	2400-2500MHz
Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	21.03.2008	10-11GHz
Volsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	01.11.2007	10-11GHz
Saratov MTS-ATX-2 Engels MWR-3298	№ 15-19-18/48181 of 13.11.2002	01.11.2007	10-11GHz
Balakovo ATX-3-ATX-4, ATX-4-ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	01.11.2007	10-11GHz
Demiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	01.11.2007	10-11GHz
Balakovo – Mayanga Balakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	01.11.2007	10-11GHz
Balashov – Svyatoslavka – Nikolaevka MWR-4363	№ 15-19-18/48185 of 13.11.2002	01.11.2007	10-11GHz
Samoilovka - Svyatoslavka MWR-3062	№ 15-19-18/48186 of 13.11.2002	01.11.2007	10-11GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	01.11.2007	10-11GHz

Samoilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	01.11.2007	10-11GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	23.01.2008	10-11GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	01.11.2007	7-8GHz
Samara – settlement Lopatino MWR-6213	№ 15-19-18/48380 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	01.11.2007	14GHz
Toliyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	01.11.2007	1811,2024MHz
Toliyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	01.11.2007	10-11GHz
Syzran town Regional Communication Department MWR-1444	№ 15-19-18/48610 of 14.11.2002	01.11.2007	10-11GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	01.11.2007	10-11GHz
Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	01.11.2007	10-11GHz
Samara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	01.11.2007	10-11GHz
Toliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	01.11.2007	12-13GHz
Samara – Roshchinskyi MWR-0567	№ 15-19-18/48615 of 14.11.2002	01.11.2007	10-11GHz
Village Bolshaya Glushitsa RCD-RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	01.11.2007	10-11GHz
Samara – village Rubezhnoe MWR-6179	№ 15-19-18/51610 of 26.11.2002	20.11.2007	10-11GHz
Settlement Severnoe – village Russkyi Kandyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	26.03.2008	7-8GHz
Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	10.12.2007	10-11GHz
Orsk town –settlement Novoorsk MWR-3457	№ 15-19-18/50882 of 25.11.2002	15.11.2007	10-11GHz
Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881 25.11.2002	15.11.2007	7-8GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	15.11.2007	7-8GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	15.11.2007	7-8GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	10.12.2007	1811, 2024MHz

Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	10.12.2007	10-11GHz
Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	10.12.2007	10-11GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	10.12.2007	10-11GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	10.12.2007	11GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	18.12.2007	7-8GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	18.12.2007	7-8GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	10.12.2007	10-11GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	10.12.2007	10-11GHz
RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	10.12.2007	10-11GHz
Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	10.12.2007	10-11GHz
Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	15.12.2007	10-11GHz
Sol-Iletsk town – settlement Tamar-Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	15.12.2007	10-11GHz
Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	15.12.2007	10-11GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	15.12.2007	10-11GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	26.12.2007	1811, 2082MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	26.12.2007	1724, 1995MHz
Orenburg city – state farm "Sakmarskyi" MWR	№ 04-000119 of 09.03.2004	01.03.2014	10-11GHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	26.12.2007	10-11GHz
Orenburg – settlement Podgornaya Pokrovka MWR-1385	№ 15-19-18/57288 of 30.12.2002	26.12.2007	1869, 2024 MHz
Novotroitsk town – state farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	26.12.2007	10-11GHz
Novotroitsk town – state farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	15.12.2007	10-11GHz
Settlement Aidyrlay - Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	15.11.2007	10-11GHz

22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	15.11.2007	10-11GHz
Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	28.11.2008	10-11GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	15.11.2007	10-11GHz
Izhevsk city MWR-3730	№ 15-20-18/51191 of 22.11.2002	15.11.2007	2400MHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX			10-11GHz
Krasnogorskoe – Kokman MWR-3729			10-11GHz
MWR-3753 Izhevsk ATX-26- Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk - Volozhka Izhevsk Between AMTX-ATX-71,36,22,- Pazely			1,4GHz 10-11GHz 10-11GHz 10-11GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	05.03.2008	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	05.03.2008	7-8GHz
Yoshkar-Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodiyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	05.03.2008	7-8GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	10.10.2008	10-11GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	16.12.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	20.11.2007	10-11GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	16.12.2007	10-11GHz
Kanash town - Yamashevo	№ 04-000120 of 09.03.2004	09.03.2012	10-11GHz

Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	16.12.2007	10-11GHz
Kanash town – village Shikhazany MWR-2849	№ 15-20-18/55160 of 18.12.2002	16.12.2007	10-11GHz
Alatyr town – settlement Kirya; Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	20.11.2007	10-11GHz
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	20.11.2007	10-11GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	20.11.2007	10-11GHz
Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	20.11.2007	10-11GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	20.11.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	20.11.2007	10-11GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	11.06.2008	10-11GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	11.06.2008	10-11GHz
Kozlovka – Tyurlema MWR-2912	№ 1025363 of 18.06.2003	11.06.2008	10-11GHz
Kanash – Yamashevo MWR-1135			10-11GHz
Ibrisi - Buguyany			10-11GHz
Ibrisi - Berezovka			10-11GHz
Alatyr – Atrar MWR-3062			10-11GHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	15.11.2007	10-11GHz
Dzerzhinsk town – Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	28.05.2008	10-11GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	28.05.2008	10-11GHz
Settlement Vacha – settlement Sosnovskoe	№ 1014315 of 25.09.2003	11.09.2008	10-11GHz
Volodarsk town – settlement Iliinogorsk – settlement Novosmolinskyi – settlement Mulino MWR-4930	№ 03-03368 of 08.10.2003	24.09.2008	10-11GHz
Kulebaki - Gremyachevo	№ 1018950 of 10.06.2003	16.06.2003	10-11GHz
Sosnovskoe – Elizarovo	№ 04-001402 of 23.11.2004	22.11.2014	10-11GHz
Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	25.05.2008	10-11GHz
Arzamas – Cherenukha	№ 1024969 of 18.06.2008	18.06.2008	10-11GHz
Polkh-Motyzley	№ 04-001634 of 23.11.2004	22.11.2014	10-11GHz

Arzamas – Abramovo – Vasiliev Vrag –Pustyn – Lomovka – Kirillovka – Kazakovo – Morozovka – Novyi Usad –Tumanovo – Shatovka	№ 1003302 of 26.06.2003	19.06.2008	10-11GHz
Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	18.06.2008	14-15GHz
Diveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	19.06.2008	10-11GHz
Glukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
Arzamas - Lomovka	№ 1003304 of 26.06.2003	19.06.2008	10-11GHz
Pustyn – Arzamas	№ 1003303 of 26.06.2003	19.06.2008	10-11GHz
Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	19.06.2003	10-11GHz
Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	19.06.2008	10-11GHz
Arzamas – Morozovka	№ 1003307 of 26.06.2003	19.06.2008	10-11GHz
Arzamas – Kazakovo	№ 1003306 of 26.06.2003	19.06.2008	10-11GHz
Kirillovka – Arzamas	№ 1003305 of 2.06.2003	19.06.2008	10-11GHz
Glukhovo – Diveevo	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
Arzamas – Shatovka	1003310 of 26.06.2003	18.06.2008	10-11GHz
Arzamas – Tumanovo	№ 1003309 of 26.06.2003	19.06.2008	10-11GHz
Arzamas - Abramovo	№ 1003300 of 26.06.2003	19.06.2008	10-11GHz
Bor – Linda Bor – Ostankino MWR-4084	№ 1024153 of 10.06.2003	03.06.2008	10-11GHz
Bor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	03.06.2008	10-11GHz
Bor – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	03.06.2008	10-11GHz
Balakhna - Balakhna - Rylovo Balakhna – Maloe Kozino Balakhna - Lukino Balakhna – Shalimovo - Konevo Balakhna - Sovkhoznyi Balakhna - Gidrotorf Balakhna – B. Kozino MWR-1633	№ 1024155 of 10.06.2003	03.06.2008	10-11GHz
Balakhna - Sovkhoznyi MWR-4569	№ 1024162 of 10.06.2003	03.06.2008	10-11GHz
Balakhna - Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	03.06.2008	14-15GHz
Balakhna - Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	03.06.2005	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	25.07.2008	10-11GHz
Balakhna - Istomino	1021512 of 21.08.2003	15.08.2008	7-8GHz
Gorodets – boarding house Burevestnik MWR-4515	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	Till 03.06.2008	10-11GHz

Settlement Voskresenskoe – village Egorovo	№ 04-001082 of 04.11.2004	03.11.2014	146-174 MHz
Zavolzhie - Khakhaly	№ 04-000134 of 09.03.2004	Till 01.03.2014	10-11GHz
Gorodets – Voronino	№ 1020535 of 22.09.2003	Till 09.09.2008	10-11GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	Till 24.09.2008	10-11GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	Till 24.09.2008	10-11GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	15.08.2008	10-11GHz
Semenovo - Shaldezhka	№ 1003324 of 06.08.2003	25.07.2008	10-11GHz
Semenov - Elfimovo	№ 04-001084 of 04.11.2004	03.11.2014	146-174 MHz
Chkalovsk – Vershilovo	№ 1003326 of 06.08.2003	25.07.2008	10-11GHz
Voskresenskoe – Vozdvizhenskoe	№ 1003332 of 06.08.2003	25.07.2008	10-11GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	03.06.2008	10-11GHz
Kovernino – Khokhlama MWR-4359	№ 1024161 of 10.06.2003	03.06.2008	10-11GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	Till 13.10.2006	60-74MHz
Shakhuniya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	Till 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	Till 29.07.2008	10-11GHz
Shakhuniya – Uren MWR-0839	№ 1025127 of 21.06.2003	Till 10.06.2008	7-8GHz
Shakhuniya – B.Shirokoe MWR-4439	№ 1025130	10.06.2008	10-11GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	10.06.2008	10-11GHz
Varnavino – Krasnie baki MWR-0307	№ 1025175 of 21.06.2003	10.06.2008	7-8GHz
Uren – Semenov MWR-4939	№ 1003296 of 21.06.2003	10.06.2008	10-11GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	10.06.2008	10-11GHz
Shakhuniya - Vetluga	№ 1025118 of 21.06.2003	10.06.2008	7-8GHz
Shakhuniya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	10.06.2008	7-8GHZ
Sharanga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	10.06.2008	10-11GHz
Akaty – Chernoe MWR-5656	№ 1005270 of 21.06.2003	10.06.2008	10-11GHz
Shakhuniya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	10.06.2008	7-8GHZ
Krasnie baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	10.06.2008	7-8GHz
Uren – Ariya MWR-4938	№ 1013933 of 02.06.2003	28.05.2008	10-11GHz
Nizhny Novgorod – Bor MWR-5120	№ 1003334 of 22.09.2003	Till 09.09.2008	7-8GHz

Nizhny Novgorod – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	Till 09.09.2008	7-8GHz
Voznesenskoe – Polkh Maidan Voznesenskoe - Matyzley	№04-001634 of 23.11.2004.	Till 22.11.2014	10-11GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	Till 09.09.2008	7-8GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	Till 09.09.2008	10-11GHz
Nizhny Novgorod (Lyadov square) – state farm Doskino	№ 04-001544 of 09.12.2004	Till 08.12.2014	10-11GHz
Nizhny Novgorod (ATX 66) – settlement Berezovaya Poima	№ 04-001542 of 20.12.2004	Till 19.12.2014	10-11GHz
Nizhny Novgorod, Lyadov square – settlement Doskino	№ 04-001524 of 09.12.2004	Till 08.12.2014	10-11GHz
Druzhnyi – Zhdanovskyi MWR - 4372 of 26.06.2001	№ 1025001 of 18.06.2003	10.06.2008	10-11GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	10.06.2008	10-11GHz
Urazovka – Salgany MWR - 4408	№ 1024984 of 18.06.2003	10.06.2008	10-11GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	10.06.2008	10-11GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	10.06.2008	10-11GHz
Sergach - Lopatino	№ 04-001524 of 09.12.2004	08.12.2014	10-11GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	10.06.2008	10-11GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	10.06.2008	10-11GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982	10.06.2008	10-11GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	31.07.2008	10-11GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	31.07.2008	10-11GHz
Settlement Sosnovskoe – village Davydkovo	№ 04-004501 of 03.03.2005	02.03.2015	10-11GHz
Village Mayaki – settlement Burepolom	№ 04-004580 of 03.03.2005	02.03.2015	10-11GHz
Chkalovsk town – village Novinki	№ 04-003997 of 03.03.2005	02.03.2015	10-11GHz
Gorodets town – settlement Kovernino	№ 04-004108 of 31.12.2004	30.12.2014	10-11GHz
Village Rozhki – village Smirnovo	№ 04-004107 of 03.03.2005	02.03.2015	10-11GHz
Kantaurovo - Sitniki	№ 1018084 of 21.08.2003	21.08.2003	7-8GHz

Buguruslan – Severnoe	№03-10838 of 25.12.2003	19.12.2008	7-8GHz
Buzulik - Buguruslan	№ 03-10842 of 25.12.2003	19.12.2008	3,4-3,5GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	17.02.2008	1880-1900MHz
Ulyanovsk city	№ 1028792 of 13.11.2003	01.11.2008	890-915MHz 935-960MHz
Kirov Poroshino Ganino	№ 1022527 of 03.10.2003	28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	20.10.2008	1880-1900MHz
Saransk town (Khmelevskyi str., N.Erkai str., Goncharov str.,)	№ 04-005323 of 31.12.2004	30.12.2014	1880-1900MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka Village Zykovo	№ 17-03-33/16505 of 08.04.2003	08.04.2008	1880-1900MHz
Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	30.09.2007	1880-1900MHz
Orenburg city	№ 17-03-33/53358 of 10.12.2002	20.11.2007	1880-1900MHz
Orenburg city	№ 1023822 of 26.08.2003	22.08.2008	1880-1900MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	20.11.2007	1880-1900MHz
Glazov town Mozhga town Settlement Igra Sarapul town	№ 17-03-33/47476 of 10.11.2002	30.09.2007	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	30.10.2007	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	26.09.2008	1880-1900MHz
Votkinsk Izhevsk Sarapul	№ 1014972 of 04.07.2003	30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	17.04.2008	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	05.03.2008	1880-1900MHz
Nizhny Novgorod	№ 1026097 of 05.11.2003	27.10.2008	1880-1900MHz

Ruzaevka Chamzinka Atyurievo	№ 04-001141 of 12.10.2004.	11.10.2014	1880-1900MHz
Saransk town	№ 04-000980 of 12.10.2004.	11.10.2014	1880-1900MHz
Arzamas town, Gorodets town, settlement Sitniki, settlement Zheleznodorozhnyi	№ 04-003072 of 28.12.2004	27.12.2014	1880-1900MHz
Village Tolkaevka of Orenburg oblast.	№ 04-003265 of 28.12.204	27.12.2014	1880-1900MHz
Sharanga	№ 52-6167 of 30.12.2003	30.12.2006	42,95
Tonkino	№ 52-6168 of 30.12.2003	30.12.2006	42,95
Bogorodsk – Priozernoe	№ 52-5582 of 26.11.2003	30.12.2006	307;434;
Settlement Varnavino – settlement Voskhod	№ 52-2632 of 03.06.2003	03.06.2006	307;343
Vetluga town – village Voznesenie	№ 52-2636 of 03.06.2003	03.06.2006	307;343
Settlement of urban type Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Kazener	№ 52-2640 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-2642 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-1571 of 13.04.2004	12.04.2009	307;343
Uren town – settlement Ariya	№ 52-2644 of 03.06.2003	03.06.2006	307;343
Uren town – village B.Kozlyana	№ 52-2646 of 03.06.2003	03.06.2006	307;343
Uren town – village Chernoe	№ 52-2648 of 03.06.2003	03.06.2006	307;343
Settlement Varnavino – settlement Mirnyi	№ 25-2634 of 03.06.2003	03.06.2006	307;343
Uren – Mineevo	№ 52-2821 of 16.06.2003	16.06.2006	307;343
Uren – Vyazovoe	№ 52-2823 of 16.06.2003	16.06.2006	307;343
Uren – Krasnyi Yar	№ 52-2825 of 03.06.2003	16.06.2006	307;343
Urazovka – Klyuchishchi	№ 52-3432 of 23.07.2003	23.07.2006	307;343
Rabotki – settlements	№ 52-2996 of 24.06.2003	24.06.2006	307;343
Kstovo – settlements	№ 52-2995 of 24.06.2003	24.06.2003	307;343
Verkhovskoe – Berestayanka	№ 52-4579 of 24.09.2003	24.09.2006	307;343
Sharanga – Usta	№ 52-6069 of 23.12.2003	23.12.2006	307;343
Verkhovskoe – Siyava	№ 52-6068 of 23.12.2003	23.12.2006	307;343
Konevo – Yurino	№ 52-6501 of 27.12.2003	27.12.2006	307;343
Serbrayanka – village Kr.Rodnik	№ 52-6150 of 26.12.2003	26.12.2006	307;343
Vilaya – Provolochnoe	№ 52-6149 of 26.12.2003	26.12.2006	307;343
Voznesenskoe - Begovatovo	№ 52-6154 of 26.12.2003	26.12.2006	307;343
Voznesenskoe – Lashman	№ 52-5580 of 26.11.2003	26.11.2006	307;343
Voznesenskoe – Ilev	№ 52-5581 of 26.11.2003	26.11.2006	307;343
Steksovo – Ideal	№ 52-6153 of 26.12.2003	26.12.2006	307;343

Lemet – Turkushi	№ 52-6152 of 26.12.2003	26.12.2006	307;343
Mukhtolovo – Venets	№ 52-6151 of 26.12.2003	26.12.2006	307;343
Sechenovo – Lipovka	№ 52-5773 of 04.12.2003	04.12.2006	307;343
Lyskovo – Presnetsovo	№ 52-5774 of 04.12.2003	04.12.2006	307;343
Sechenovo – Elizavetino	№ 52-5771 of 04.12.2003	04.12.2006	307;343
Sechenovo - Ratovo	№ 52-5772 of 04.12.2003	04.12.2006	307;343
Sechenovo – Ratovo (petroleum depot)	№ 52-5769 of 04.12.2003	04.12.2006	307;343
Sergach – B.Rayabushkino	№ 52-5770 of 04.12.2003	04.12.2006	307;343
Sergach – Malinovka	№ 52-5766 of 04.12.2003	04.12.2006	307;343
Sergach – Roganovka	№ 52-5767 of 04.12.2003	04.12.2006	307;343
Salgany – Alexandrovo	№ 52-3431 of 23.07.2003	23.07.2006	307;343
Salgany – Fedorovka	№ 52-5230 of 04.11.2003	04.11.2003	307;343
Sergach – B.Rayabushkino	№ 52-5768 of 04.12.2003	04.12.2006	307;343
Tuzha – Soboli	№ 43-04/2133 of 16.09.2003	16.09.2006	307;343
Strizhi – Reshetniki	№ 43-04/2153 of 17.09.2003	17.09.2006	307;343
Svecha – Kholmy	№ 43-04/2148 of 17.09.2003	17.09.2006	307;343
Ekaterina – B.Melnitsa	№ 43-04/2677 of 22.10.2003	22.10.2006	307;343
Nikolaevo – Anikintsy	№ 43-04/2675 of 22.10.2003	22.10.2006	307;343
Novaya Ukazna – Zhirnovo	№ 43-04/2150 of 17.09.2003	17.09.2006	307;343
Chernushka – Troitskoe	№ 43-04/2152 of 17.09.2003	17.09.2006	307;343
Kulebaki and settlements of Kulebaki's district	№ 52-6169 of 30.12.2003	30.12.2006	307;343
Shabury – Strelskaya	№ 43-04/2135 of 16.09.2003	16.09.2006	307;343
Nagorsk – Simonovka	№ 43-04/2672 of 22.10.2003	22.10.2006	307;343
Lalsk – Kuzminskaya	№ 43-04/2155 of 17.09.2003	17.09.2006	307;343
Lalsk – Zaborie	№ 43-04/2156 of 17.09.2003	17.09.2006	307;343
Nazarovtsy - Kachonki	№ 43-04/2157 of 17.09.2003	17.09.2006	307;343
Chistopolie – Borovka	№ 43-04/2676 of 22.10.2003	22.10.2006	307;343
Kiknur – Ulesh	№ 43-04/2151 of 17.09.2003	17.09.2006	307;343
Kiknur - Chasha	№ 43-04/2149 of 17.09.2003	17.09.2006	307;343
Oparino – Duvannoe	№ 43-04/2136 of 16.09.2003	16.09.2006	307;343
Oparino – Chusiaya	№ 42-04/2137 of 16.09.2003	16.09.2006	307;343
Zuevka – Spaso-Zaozerie	№ 43-04/2134 of 16.09.2003	16.09.2006	307;343
Zuevka – Motous	№ 43-04/2674 of 22.10.2003	22.10.2006	307;343
Kilmez – Polayanka	№ 43-04/2154 of 17.09.2003	17.09.2006	307;343
Oparino – Sergeevskaya Vereteaya	№ 43-04/2678 of 22.10.2003	22.10.2006	307;343
Lekma – Osinovka	№43-04/2669 of 22.10.2003	22.10.2006	307;343
Lekma – Osinovka	№ 04/400 of 23.01.2003	23.01.2006	307;343
Pervomaisk - Mytiets	№ 43-04/2670 of 22.10.2003	22.10.2006	307;343
Utmanovo – Grebnevo	№ 43-04/2673 of 22.10.2003	22.10.2006	307;343
Pervomaiskoe - Sharpaty	№ 43-04/2671 of 22.10.2003	22.10.2006	307;343
Varnavino – Voskhod	№ 52-6165 of 30.12.2003	30.12.2006	307;343
Verkhovskoe – Vakhtan	№ 52-6164 of 30.12.2003	30.12.2006	307;343
Tonkino – Pismener	№ 52-6163 of 30.12.2003	30.12.2006	307;343
Vorotynets - Saraiki	№ 52-1573 of 13.04.2004	12.04.2009.	307;343
Salgany – village Akulinino	№ 52-3433 of 23.07.2003	23.07.2003	307;343
Yoshkar-Ola town – village Korta	№ 12-800 of 18.06.2003	18.06.2006	307;343
Yoshkar-Ola town – village Elemuchash	№ 12-801 of 18.06.2003	18.06.2006	307;343

Settlement Kilemary – village Udyurma	№ 12-802 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Maiskyi	№ 12-803 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Maiskyi	№ 12-804 of 18.06.2003	18.06.2006	307;343
Village Nezhnur – settlement Nezhnurskyi	№ 12-805 of 18.06.2003	18.06.2006	307;343
Village Nezhnur – village B.Shuduguzh	№ 12-12-806 of 18.06.2003	18.06.2006	307;343
Village Arda – village Aleshkino	№ 12-807 of 18.06.2003	18.06.2006	307;343
Village Arda – village Yuksary	№ 12-808 of 18.06.2003	18.06.2006	307;343
Village Arda – village Alataikino	№ 12-809 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Tsynglok	№ 12-810 of 18.06.2003	18.06.2006	307;343
Settlement Yurino	№ 12-811 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Nikolskaya	№ 12-812 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Nikolskaya	№ 12-813 of 18.06.2003		307;343
Village Mariino – village Kozlovets	№ 12-814 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Kuzmino	№ 12-815 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Karasiayary	№ 12-816 of 18.06.2003	18.06.2006	307;343
Village Mariino – settlement Kozikovo	№ 12-817 of 18.06.2003	18.06.2006	150; 160MHz
Village Mariino – settlement Kozikovo	№ 12-818 of 18.06.2003	18.06.2006	307;343
Village Shoibulak – village Pelenger	№ 12-819 of 18.06.2003	18.06.2006	307;343
Village Shoibulak – gardens "Saturn"	№ 12-14-3/1242 of 23.07.2002	23.07.2007	307;343
Settlement Sovietskyi – village Iliinskoe	№ 12-621 of 29.04.2003	29.04.2006	307;343
Settlement Tursha – Borodinskoe	№ 12-1098 of 09.09.2003	09.09.2006	307;343
Settlement Yoshkar-Ola – settlement Lesnoi	№ 12-1571 of 30.12.2003	30.12.2006	307;343
Settlement Kilemary – village Aktayuzh	№ 12-1316 of 27.11.2003	27.11.2006	307;343
Village Semisola – village Petrovskoe of Orenburg oblast	№ 12-1058 of 1.09.2003	01.09.2006	307;343
Settlement Kilemary – village Kumiaya	№ 12-1154 of 24.09.2003	24.09.2006	307;343
Gai town, village Ishkinino, settlement Novorudnyi, village Kalinovka	№ 56/4210 of 13.10.2003	13.10.2006	307;343

Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka	№ 56-5665 of 30.12.2003	01.01.2007	37MHz
Village Staroyakupovo, village Boriskino, village Novozherdino, village Nataliino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino	№ 56-876-28 of 27.02.2004	27.02.2007	343-344/ 307-308
Village Ziyanchurino – village Dubinovka, Gai town – village Ishkinino, Village Stepanovka – village Abdrakhmanovo Village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka – village Klyuchevka, village Romanovka; village Zobov – village Zerikla, village Kolychevo – village Novonikolskoe	№ 56-876-27 of 27.02.2004	27.02.2007	343-344/ 307-308
Village Bakaevo – village Zerikla, village Labazy , village Baigorovka – village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogor, village Ch.Otrog , village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo.	№ 56-876-29 of 27.02.2004	27.02.2004	343-344/ 307-308
Yasnyi town – village Alasai	№ 56/5711 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovietskoe – settlement Sarakash	№ 56/5708 of 30.12.2003	30.12.2006	343-344/ 307-308
Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town – pioneer camp "Volna".	№ 56/5707 of 30.12.2003	30.12.2006	343-344/ 307-308

Village Grachevka – village Kamenka – village Pokrovka	№ 56/5710 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Andreevka – village Mezhdulesie	№ 56/5709 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Belyaevka – settlement Pravoberezhnyi	№ 56/5712 of 30.12.2003.	30.12.2006	343-344/ 307-308
Village Elasy – village Nuzhenaly	№ 12-1580 of 30.12.2003	30.12.2006	307;343
Village Ushkaty – village Bogoyavlenka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Ural – village Zhanatan	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Ural – settlement Rovnyi	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Novouralsk – village Zaluzhie	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Veselyi – village Nagumanovka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Furmanovo – village Konnoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Furmanovo – village Prudy	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Uranbash – village Ivanovka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village N.Gumbet – village Morozovskoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Suvorovskyi – village Glubinnoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Troitsk – village Ivanovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Sol-Iletsk town – village Mayachnoe	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Sergushino – village Kyzyl Yar	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Andreevka – village M.Surmet	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Settlement Dimitrovskyi – settlement Bratskyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Settlement Dimitrovskyi – settlement Sukhodolnyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Yudinka – village Bryanchaninovo	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Voskresenovka – village Alexeevka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Kurmanaevka – village Petrovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Settlement Koltubaevskyi – settlement Opytnyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Tashla – village Prokuronovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Otradnyi town	№ 63-909-895/3373 of 25.12.2003	31.12.2006	300;400

Otradnyi town	№ 63-911-895/3376 of 25.12.2003.	31.12.2006	300;400
Otradnyi town	№ 63-911-895/3373 of 25.12.2003	31.12.2006	300;400
Syzran town	№ 63-903-1002/3367 of 25.12.2003	31.12.2006	300;400
Syzran town	№ 63-903-1002/3368 of 25.12.2003	31.12.2006	300;400
Village Shigony	№ 63-903-1002/3369 of 25.12.2003	31.12.2006	300;400
Settlement Kemlya of the Republic of Mordoviya	№ 03-12925 of 25.12.2003	01.12.2008	3335, 5225KHz
Nolinsk town of Kirov oblast	№ 04-00730 of 31.03.2004	01.03.2005	2265, 2515, 3660, 4025KHz

b) <u>Communication networks</u>.

Physical communication networks used by the issuer for communication services provision:

Total installed capacity of OJSC "VolgaTelecom" local telephone communication network is 4 710 689 numbers (including at city's telephone networks – 3 963 732 numbers, at rural telephone networks –746 957 numbers). Out of them 4 376 904 numbers are in operation (including at city's telephone networks – 3 710 131 numbers, at rural telephone networks – 666 773 numbers).

In accordance with priorities of development the arrangements are carried out to replace step-by-step decimal and crossbar switching systems with digital ones. At present the installed capacity of electronic ATXs is 56,6 % of the total installed capacity of the network.

The number of basic telephone sets at OJSC "VolgaTelecom" network is 4 529 161 units (including in city's telephone network – 3 804 158 sets, in rural telephone network – 725 003sets), out of them 3 928 447 sets are residential ones (including, in city's telephone network – 3 302 282 sets, in rural telephone network – 626 165 sets).

<u>Telephone density of fixed line communication:</u>

Branch	**Telephone density of fixed line communication for 100 residents, total (units/100 residents)**	**Including**		**Telephone density of fixed line communication for oblast's (republic's) center for 100 residents**
		CTN	***RTN***	
Kirov	26,3	31,9	11,5	37,2
In the Republic of Maryi El	26,4	34,9	11,8	39,7
In the Republic of Mordoviya	25,4	31,3	17,0	32,9
Nizhny Novgorod	27,7	31,9	12,3	37,9
Orenburg	20,7	25,6	14,1	24,5
Penza	21,3	26,6	11,2	31,5
Samara	22,6	24,3	15,6	25,6

Saratov	21,0	23,9	13,1	27,6
In the Republic of Udmurtiya	24,1	29,6	11,6	34,9
Ulyanovsk	24,0	28,6	11,6	31,8
In the Republic of Chuvashiya	21,3	29,0	9,3	30,3
TOTAL for OJSC "VolgaTelecom"	23,3	28,1	12,8	

DLD and intrazonal communication

OJSC "VolgaTelecom" intrazonal primary network is built on cable (copper and fiber-optic) lines and microwave links.

The extension of intrazonal cable transmission lines -		20362 km
including:	- fiber-optic	9384 km
The extension of microwave transmission links - including:		3067 km
	-digital	1885 km
The extension of overhead transmission lines -		1209 km
The extension of formed channels of intrazonal primary network		19988,2 thousand channel-km
including:	- overhead transmission lines	-
	- cable transmission lines	10,9 thousand channel-km
	including:	
	- fiber-optic cables	16957,8 thousand channel-km
	- microwave radios	1085 thousand channel-km
	- satellite	-
The extension of channels formed by digital transmission systems		18228,2 thousand channel-km
including:	- SDH	16878,4 thousand channel-km
	- PDH	1349,8 thousand channel-km

Long distance network.

The equipment of automatic DLD communication being in operation at OJSC "VolgaTelecom" network incorporates 13 automatic trunk exchanges (ATX) and the equipment of automatic zonal telephone communication of the total installed capacity of 72 455 channels. The installed capacity of electronic ATXs is 60 625 channels, of quasi-electronic – 3024 channels, and of automatic zonal telephone network equipment – 8 806 channels.

Total equipped capacity of ATXs and of automatic zonal telephone network equipment is 56 664 channels, including the capacity of electronic exchanges – 46 638 channels, of quasi-electronic – 1297 channels, and of automatic zonal telephone network equipment – 6 729 channels.

For 9 months of 2005 the traffic of outgoing chargeable DLD & ILD calls of OJSC

"VolgaTelecom" network users amounted to 1 502 304 thousand minutes, including ILD – 60 362 thousand minutes.

Data transfer networks

OJSC "VolgaTelecom" is building wideband data transfer network. Each branch has a regional segment of data transfer network. ATM, DPT, Gigabit Ethernet and other technologies are used in the network construction. For 9 months of 2005 the data transfer networks in all the branches of the Company were modernized and expanded.

Branches	The number of allocated access ports in operation	The number of dial-up access users
Kirov	1 470	28 876
In the Republic of Maryi El	760	16 813
In the Republic of Mordoviya	879	19 875
Nizhny Novgorod	5 194	101 649
Orenburg	1 716	42 484
Penza	1 804	26 550
Samara	3 203	53 754
Saratov	1 269	48 894
In the Republic of Udmurtiya	1 826	31 976
Ulyanovsk	1 247	26 531
In the Republic of Chuvashiya	1 574	24 856
TOTAL	20 942	422 258

As of 01.10.2005 the number of allocated access ports in operation was 20 942. As of 01.10.2005 the number of dial-up access users per month was 422 258.

The transmission of TV signal over IP-network is one of the most promising and high-tech services.

For the first time in Russia in Nizhny Novgorod branch the streaming broadcasting system is being installed and adjusted; the system is designed for TV signal relay to off-air transmitters at 3 sites in Nizhny Novgorod oblast.

During 9 months of 2005 the service of TV signal relay over data transfer networks to provide this service to the users over allocated lines was tested in Kirov, Saratov and Orenburg cities.

Intelligent communication network (ICN)

For 9 months of 2005 ICN equipment was installed in all the branches of OJSC "VolgaTelecom" (but for the branch in Ulyanovsk where the installation is scheduled for November 2005). ICN nodes were connected to corporate data transfer network to organize the transmission of signal traffic. The network is being commissioned.

Before the end of 2005 within the framework of ICN development OJSC "VolgaTelecom" will implement "USC" project (uniform service card), by using it the customers will be able to get telephone communication services, VoIP, dial-up access and pay for communication services.

Cable TV (CTV)

For 9 months of 2005 CTV networks in Kirov branch, in the branch of the Republic of Maryi El, in samara branch and in the branch of the Republic of Chuvashiya were expanded.

Branches	The number of CTV subscribers as of 01.10.05
Kirov	793
In the Republic of Maryi El	14 734
Nizhny Novgorod	4 817
Samara	14 025
In the Republic of Chuvashiya	118 890
TOTAL	153 259

IP-telephony

For 9 months of 2005 IP-telephony services are started to be provided in the branches of the Republic of Maryi El and in the Republic of Mordoviya, in Penza branch and in the branch in the Republic of Chuvashiya. At present this service is provided in all the branches of the Company. The contract was concluded to supply MVTS hardware-software complex to equip additionally IP-telephony nodes in the branches to expand the range of provided services.

Telegraph communication

Telegraph communication is organized on the basis of "Alpha-Telex-600" (TK-AT-600) operating in AT/Telex channel switching system (switched-channel telegraph service network) and in message switching system in general telegraph service network.

The number of telegraph channels of all types formed by channeling equipment - 10120,5

Including:
- trunk – 1274,5
- intra-oblast and intra-district – 8846

The number of telegraph links, total – 2480

Including:

- ***Over channel switching (CS) system – 778,5***
- ***Over massage switching (MS) system – 1244***
- ***Over automatic telegraphy (ATOL) system – 392,5***

Main district exchange subscribers are connected to TK-AT-600 exchange via remote automatic telegraph switch (ATS) units.

Telegraph channeling equipment of TT-144, TT-48, TT-12, TBY-12M and TBY-15 type and "Alpha-Link M128" modems are used to connect the subscribers in the city's hops.

The equipped capacity of CS exchanges – 1195 numbers.

The number of terminal locations – 2187units.

The equipped capacity of integrated MS+CS exchanges – 2230 numbers.

REX-400 hardware-software complex is being implemented for operation in Russian "Rostelemail" message processing system to provide data transfer services by using X.400 protocol.

In case of channels lease, the features of leased channels are shown, the channels lessor and the periods for which the contracts for communication channels lease are concluded:

In accordance with concluded contracts as of 30.09.2005 OJSC "VolgaTelecom" leases 2514 communication channels from outside organizations, out of these channels: 51 – digital channels, 2463 – analog channels.

Leased channels are distributed between the branches in the following way:

1. Kirov branch leases 879 channels (3 digital, 876 analog channels) under permanent treaties:

- *From OJSC "Rostelecom" 876 analog channels, the treaty with prolongation;*
- *From other operators 3 digital channels, the treaty with prolongation;*

2. The branch in the Republic of Mordoviya leases 125 analog channels from OJSC "Rostelecom" under permanent treaty.

3. The branch in the Republic of Maryi El leases 12 analog and 6 digital channels from OJSC "Svyaztransneft", the treaty with prolongation.

4. Nizhny Novgorod branch leases 226 channels,

- *From OJSC "Rostelecom" 215 analog channels, the treaty is valid till 31.12.05;*
- *From other operators 11 digital channels, the treaty is valid till 31.12.05.*

5. Orenburg branch leases 339 channels (10 digital and 329 analog channels) and a microwave radio trunk for data transfer at 155 Mbps rate;

- *From OJSC "Rostelecom" a microwave radio trunk for data transfer at 155 Mbps rate and 329 analog channels, the treaty is valid till 31.12.05;*
- *From other operators 10 digital channels, the treaty is valid till 31.12.05.*

6. Penza branch leases 108 channels, including 77 analog and 31 digital channels:

- *From OJSC "Rostelecom" 77 analog and 1 digital channels, leasing treaty is concluded with prolongation;*
- *From other operators 30 digital channels, the treaty is with prolongation.*

7. Samara branch leases 14 digital channels from outside operators under the treaties with prolongation.

8. Saratov branch leases 556 analog and 1 digital channels from OJSC "Rostelecom" under the treaties with prolongation.

9. The branch in the Republic of Udmurtiya leases 3 digital channels from outside operators under the treaties with prolongation.

10. Ulyanovsk branch leases 242 analog and 1 digital channels from OJSC "Rostelecom" under the treaties with prolongation.

11. The branch in the Republic of Chuvashiya leases 1 digital and 1 analog channel from OJSC "Rostelecom" under the treaty with prolongation.

The features of analog and digital channels leased from outside organizations meet the requirements of voice-frequency channel electrical parameters (RF Ministry of communication Order № 43 of 15.04.96) and the requirements of digital channel electrical parameters (RF Ministry of communication Order № 92 of 10.08.96).

3.3. The issuer's future activity plans

Brief description of the issuer's future activity plans and the sources of future revenues:

The Company's basic strategic goal to 2006 is to keep the leading position at the Volga region communication services market and maintain the total share of the market at the level of at least 50% by physical indicators, and at least 35% by revenues with due account for the Volga region telecommunication market. The implementation of a number of programs on promoting services rendered by OJSC "VolgaTelecom" (for example, the Program of promoting wideband access networks) will allow for:

- *increasing income from services of access to information resources from 52,7% to 56,6%;*
- *increasing income from other new services (IP-telephony, Intelligent network services);*
- *increasing income from commercial VIP-customers from 7,9% to 16%.*

In respect of income growth rates, the priority in the structure of scheduled income is occupied by new telecommunication services. Telecommunication services market of the Volga Federal district is characterized by a low level of penetration of new telecommunication services (services of intellectual network, wideband access and others), the tariffs for which are not subject to government regulation. The basic goal of OJSC "VolgaTelecom" in 2004-2005 – is to strengthen positions at the market of perspective and highly profitable services and maximum possible increase of income share from new telecommunication services in the total structure of the Company's income for the purpose of increasing the general level of cost-efficiency.

Interregional Multiservice Network (IMN) of data transfer is to become considerable competitive advantage of the Company (the first stage of its construction in Nizhny Novgorod oblast was already completed). The construction of IMN of OJSC "VolgaTelecom" will allow for establishing virtual networks of large corporate customers in the Volga Federal district, and also for resolving corporate tasks of exchange of information between OJSC "VolgaTelecom" branches.

Promoting intelligent networks services remains an important activity trend. The major task of Intelligent network is to provide the customer with the opportunity to get any service, and the operator - with the possibility to render, calculate and rate these services. As Russian advertising market develops and the number of communication channels grows, the demand for such kind of services is growing vigorously.

Call center or the Center of calls processing is put into commercial operation in OJSC "VolgaTelecom" branch in the Republic of Udmurtiya and into trial operation in the Company's branch in the Republic of Maryi El and in Nizhny Novgorod branch. The Company's management plans include establishment of Call-Centers in all oblasts' centers of the Volga region for providing its clients with reference information, and for servicing commercial organizations interested in the services of Call-Center.

The basic strategic trends of OJSC "VolgaTelecom" development in the medium-term prospect are the following:

- *satisfaction of solvent demand for basic services at the expense of raising the usage of telephone number capacity;*
- *establishment of unified centers of payments and servicing;*
- *large-scale development of centers of Internet provision, connection of regional data transfer networks to Internet;*
- *implementation of intelligent network services;*
- *improving corporate customers servicing, formation of nomenclature of services optimal for them.*

Long- term strategic trends of OJSC "VolgaTelecom" development are the following:

- *establishment of modern telecommunication system, including adjusted digital telecommunication network, equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines;*
- *universal implementation of new technologies: ISDN, ATM, xDSL;*
- *integration of management and telecommunication infrastructure with international informational and switching systems;*
- *improvement of quality of rendered services;*
- *optimization of the list of services rendered for the purpose of increasing the share of their most progressive kinds;*
- *maximization of profitability of the Company's activity;*
- *optimal tariff policy in the light of observing the interests of the Company's*

shareholders and of the entire Company;
- *tight control over the level of expenditures;*
- *conducting active marketing policy;*
- *improvement of corporate governance quality.*

The change of the Company's activity profile is not planned. The Company will continue to conduct its activity in accordance with valid licenses for communication services provision and in accordance with approved Charter of the Company.

In a technical sense OJSC "VolgaTelecom" basic development trend is modernization of the existing network of the Volga Federal district by increasing its digitalization level and by offering a wide range of new services on the basis of digital technologies. For the solution of these tasks the following is planned:
- *modernization and reconstruction of fixed assets by the replacement of physically and morally obsolete equipment;*
- *development of traditional and new communication services (IP-telephony, intelligent networks services, Internet, etc.);*
- *expansion of operations, including the development of rural communication network;*
- *implementation of time charging of local calls.*

OJSC "VolgaTelecom" financial plans stipulate:
- *Increase in proceeds at the expense of growth of provided services volume;*
- *Reduction of specific value of expenditures;*
- *Considerable reduction and liquidation of accounts receivable for communication services;*
- *Conduction of flexible tariff policy;*
- *Attraction of investments.*

Major sources of the Company's income growth will be:

- *Growth of subscriber base of local telephone network;*
- *Growth of volumes of DLD & ILD traffic;*
- *Differentiation of provided services range;*
- *Increase in tariffs for local communication;*
- *Labor efficiency growth.*

The Company's basic strategic goal to 2006 is to keep the leading position at the Volga region communication services market with maintaining the total share of the market at the level of at least 50% by physical indicators, and at least 80% by revenues (excluding cellular operators), and at least 38% by revenues with due account for cellular communication.

As of July 1, 2005 OJSC "VolgaTelecom" provides services to over 1000 of corporate customers and VIP-users. The share of business sector in revenues earned by the Company in the first half of year 2005 is 43,5% (out of them 81,7% are from commercial organizations, and 18,3% - from budgetary organizations).
The toughening of competition, further activization of the activity by cellular and alternative operators is a prerequisite of losing its positions in business sector by a number of branches by 2006, and as a result the reduction of its share in their revenues and in the revenues of the entire Company.

However, the implementation of a number of programs for promoting the services provided by OJSC "VolgaTelecom" (e.g. the Program of promoting wideband access networks) will allow for:
- increasing the revenues from the services of access to information resources from 52,7% to 56,6%;

- increasing the revenues from other new services (Intelligent network services);
- increasing the revenues from commercial VIP-customers from 7,9% to 16%.

3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations

1) Organization: ***Association of communication companies of the Volga region***
The issuer's role (place) in this organization: ***Founder of the Association***
The issuer's functions in this organization: ***Development and promotion of telecommunications and services provided by the Association members***
Participation period: ***since 2000***

2) Organization: ***"Teleinfo" – The Volga region Association of engineers of telecommunications and informatics***
The issuer's role (place) in this organization: ***Founder of the Association***
The issuer's functions in this organization: ***Providing services in training activity area***
Participation period: ***since 2000***

3) Organization: ***Association of operators of federal cellular network NMT-450***
The issuer's role (place) in this organization: ***Associated member***
The issuer's functions in this organization: ***Assistance in creation and development of federal cellular communication network NMT-450***
Participation period: ***since 2003***

4) Organization: ***Association of operators of business servicing federal network "ISKRA"***
The issuer's role (place) in this organization: ***Association member***
The issuer's functions in this organization: ***Coordination of entrepreneur activity***
Participation period: ***since 2001***

5) Full name of the organization: ***Nizhny Novgorod Association of enterprises and entrepreneurs***
The issuer's role (place) in this organization: ***Association member***
The issuer's functions in this organization: ***Development and implementation of socially important projects and programs***
Participation period: ***since 1997***

3.5. The issuer's subsidiary and affiliated economic companies

1. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC")***
Location: ***Russia, Nizhny Novgorod, Gorky sq., Dom Svyazi***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100 %***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***100 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital:

none
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kozin Vladimir Vladimirovich – member of the Board of directors
Year of birth: ***1970***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Petrov Mikhail Victorovich – the Chairman of the Management board
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molkov Alexander Alexandrovich - member of collegial executive body
Year of birth: ***1959***
Share in the issuer's charter capital: ***0,001771 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001264 %***

Martynova Larisa Vladimirovna - member of collegial executive body
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ponomarenko Anatolyi Anatolievich - member of collegial executive body
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich - member of collegial executive body
Year of birth: ***1977***
Share in the issuer's charter capital: ***0,000237 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000086 %***

The person performing the functions of single executive body:

Petrov Mikhail Victorovich – General Director
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

2. ***Full and abbreviated brand name: Closed Joint Stock Company "RTCOM" (CJSC "RTCOM")***
Location: ***Russia, Saransk town, Kommunisticheskaya str., 54***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100 %***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***100%***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision*** The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Bulkin Alexey Anatolievich– member of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yarovkina Nataliya Valentinovna -- member of the Board of directors
Year of birth: ***1969***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Monakhov Oleg Olegovich – General Director
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3. Full and abbreviated brand name: ***Closed Joint Stock Company "TeleSvyazInform" (CJSC "TSI")***
Location: ***Russia, Saransk town, Bolshevistskaya str., 13***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***100%***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***Cable TV services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Nazarov Igor Nikolaevich – General Director
Year of birth: ***1963***
Share in the issuer's charter capital: ***0,000681 %***
Share of the issuer's ordinary stock belonging to the person: ***0,00082 %***

4. Full and abbreviated brand name: ***Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications")***
Location: ***Russia, Cheboksary town, Shumilov str., 20***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***100%***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***0,000558%***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***Local telephone communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Gorshenin Vladimir Serafimovich – General Director
Year of birth: ***1950***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

5. Full and abbreviated brand name: ***Limited Liability Company "Izhcom" (LLC "Izhcom")***
Location: ***Russia, Izhevsk city, Pushkinskaya str., 278***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***data transfer services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Shevtsov Valeryi Kirillovich – General Director
Year of birth: ***1948***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

6. Full and abbreviated brand name: ***limited Liability Company "NIZHEGORODSKYI TELESERVICE" (LLC "NIZHEGORODSKYI TELESERVICE")***
Location: ***Russia, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***data transfer services and telematic services***

The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Mukhin Vladimir Alexandrovich – General Director
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

7. Full and abbreviated brand name: ***Limited Liability Company "Vyatka-Page" (LLC "Vyatka-Page")***
Location: ***Russia, Kirov city, Drelevsky str., 43/1***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***91%***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***paging communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Tarakanov Victor Evgenievich – the Chairman of the Board of directors
Year of birth: ***1951***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popovskyi Valeryi Petrovich – member of the Board of directors
Year of birth: ***1941***
Share in the issuer's charter capital: ***0,017228 %***
Share of the issuer's ordinary stock belonging to the person: ***0,021575 %***

Zelentsov Maxim Maximovich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Zelentsov Maxim Maximovich – General Director

Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

8. Full and abbreviated brand name: ***Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix")***
Location: ***Russia, Orenburg city, Tereshkova str., 10***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***73,6 %***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***73,6 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***Internet, data transfer network services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Grechushchev Nikolai Fedorovich – Chairman of the Board of directors
Year of birth: ***1948***
Share in the issuer's charter capital: ***0,011928 %***
Share of the issuer's ordinary stock belonging to the person: ***0,01268 %***

Evdokimov Oleg Lvovich– member of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***0,000162 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000094 %***

Zakharov Andrey Sergeevich - member of the Board of directors
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kushavina Yuliya Alexandrovna - member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ponomarev Vladimir Ivanovich - member of the Board of directors
Year of birth: ***1945***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director): ***The company's charter does not stipulate collegial executive body***

The person performing the functions of single executive body:

Ponomarev Vladimir Ivanovich – General Director
Year of birth: ***1945***
Share in the issuer's charter capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none***

9. *Full and abbreviated brand name:* ***Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM")***
Location: ***Russia, Orenburg city, Volodarsky str., 11***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***51%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***51 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich - member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Girev Andrey Vitalievich - member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushkin Gennady Vasilievich - member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Pyzhov Alexander Anatolievich – the Chairman of the Management board
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pivovarova Marina Gennadievna – member of the Management board
Year of birth: ***1959***
Share in the issuer's charter capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none***

Levin Sergey Nokolaevich – member of the Management board
Year of birth: ***1967***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Strukova Marina Iosifovna – member of the Management board
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Pyzhov Alexander Anatolievich -- General Director
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

10. Full and abbreviated brand name: ***Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM")***
Location: ***Russia, Ulyanovsk city, L.Tolstoy str., 60***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***60%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***60 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Kirillov Alexander Ivanovich – the Chairman of the Board of directors
Year of birth: ***1956***
Share in the issuer's charter capital: ***0,066805%***
Share of the issuer's ordinary stock belonging to the person: ***0,087573%***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kukina Elena Alexandrovna - member of the Board of directors
Year of birth: ***1977***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Maslennikov Yuri Vasilievich - member of the Board of directors

Year of birth: ***1950***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Boris Vladimirovich - member of the Board of directors
Year of birth: ***1941***
Share in the issuer' charter capital: ***0,009317 %***
Share of the issuer's ordinary stock belonging to the person: ***0,010756 %***

Personal structure of collegial executive body (Management board, office of the director): ***The company's charter does not stipulate collegial executive body***

The person performing the functions of single executive body:

Ivanov Dmitry Vladimirovich – General Director
Year of birth: ***1971***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

11. Full and abbreviated brand name: ***Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T")***
Location: ***Russia, Kazan city, Lomzhinskaya str., 20A***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***50% + 1 ordinary share***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 % + 1 share***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Belobokov Andrey Yakovlevich – member of the Board of directors
Year of birth: ***1958***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Bulkin Alexey Anatolievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vlasov Alexander Vladimirovich – member of the Board of directors
Year of birth: ***1967***

Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kozin Vladimir Vladimirovich – member of the Board of directors
Year of birth: ***1970***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Omelchenko Sergey Valerievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fazylzyanov Farit Mansurovich – member of the Board of directors
Year of birth: ***1967***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ufimkin Anatolyi Yakovlevich – member of the Board of directors
Year of birth: ***1951***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shaidulin Lenart Zaineevich – member of the Board of directors
Year of birth: ***1943***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director): ***The company's charter does not stipulate collegial executive body***

The person performing the functions of single executive body:

Minnikhanov Kamil Mukhamedovich – General Director
Year of birth: ***1964***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

12. Full and abbreviated brand name: ***Closed Joint Stock Company "Public Telephone Saratov" (CJSC "PTS")***
Location: ***Russia, Saratov city, Kiselev str., 40***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***50% + 1 preferred share***

The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 %***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 % + 1 share***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***wireless communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Korolkov Igor Olegovich – the Chairman of the Board of directors
Year of birth: ***1941***
Share in the issuer' charter capital: ***0,1000%***
Share of the issuer's ordinary stock belonging to the person: ***0,1240%***

Lyulin Vladimir Fedorovich – member of the Board of directors
Year of birth: ***1938***
Share in the issuer' charter capital: ***0,118464 %***
Share of the issuer's ordinary stock belonging to the person: ***0,140716 %***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Modin Alexey Nikolaevich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molozanov Alexander Semenovich – member of the Board of directors
Year of birth: ***1962***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director): ***The company's charter does not stipulate collegial executive body***

The person performing the functions of single executive body:

Kalinin Andrey Evgenievich – General Director
Year of birth: ***1955***
Share in the issuer' charter capital: ***0,001106 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000001 %***

13. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone")***
Location: ***Russia, Nizhny Novgorod, Gorky sq., Dom Svyazi***

Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***wireless communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Konkova Lyudmila Alexandrovna – Chairman of the Board of directors
Year of birth: ***1953***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Karashtin Mikhail Pavlovich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer' charter capital: ***0,004545 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001906 %***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Modin Alexey Nikolaevich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molozanov Alexander Semenovich – member of the Board of directors
Year of birth: ***1962***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director): ***The company's charter does not stipulate collegial executive body***

The person performing the functions of single executive body:

Karashtin Mikhail Pavlovich – General Director
Year of birth: ***1949***
Share in the issuer' charter capital: ***0,004545 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001906 %***

14. Full and abbreviated brand name: ***Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov - Mobile")***
Location: ***Russia, Saratov city, Kiselev str., 40***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Marian Tsrnyak – the Chairman of the Board of directors
Year of birth: ***1942***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Garth Cable Self – member of the Board of directors
Year of birth: ***1960***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zvereva Larisa Eduardovna – member of the Board of directors
Year of birth: ***1968***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Komarov Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer' charter capital: ***0,000148 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000115 %***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Korolkov Igor Olegovich – the Chairman of the Management board
Year of birth: ***1969***
Share in the issuer' charter capital: ***0,000346 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000403 %***

Nelyubov Dmitry Valentinovich - member of collegial executive body
Year of birth: ***1973***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Korolkov Igor Olegovich – General Director
Year of birth: ***1969***
Share in the issuer' charter capital: ***0,000346 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000403 %***

15. Full and abbreviated brand name: ***Closed Joint Stock Company "Chery Page" (CJSC "Chery Page")***
Location: ***Russia, Cheboksary town, K.Ivanov str., 83***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***paging communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Ovchinnikov Andrey Robertovich – General Director
Year of birth: ***1977***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

16. Full and abbreviated brand name: ***Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank")***
Location: ***Russia, Izhevsk city, Lenin str., 6***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***41,73%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***41,73 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***0,001439%***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***0,001919%***
Core activity type description: ***banking activity***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and***

development of new types of activity

Personal structure of the Board of directors (supervisory council):

Sipatova Taisiya Mikhailovna – Chairman of the Board of directors
Year of birth: ***1954***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kapilushnikov Igor Isaakovich – member of the Board of directors
Year of birth: ***1946***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fariseev Valeryi Mikhailovich – member of the Board of directors
Year of birth: ***1954***
Share in the issuer' charter capital: ***0,000049 %***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fomichev Sergey Mironovich – member of the Board of directors
Year of birth: ***1939***
Share in the issuer' charter capital: ***0,000777***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yudin Andrey Nikolaevich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Fariseev Valeryi Mikhailovich – the Chairman of the Management board
Year of birth: ***1954***
Share in the issuer' charter capital: ***0,000049 %***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vyalshin Alexander Pavlovich - member of collegial executive body
Year of birth: ***1951***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Malikh Irina Vitalievna - member of collegial executive body
Year of birth: ***1957***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:
The company's charter does not stipulate single executive body

17. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice")***
Location: ***Russia, Nizhny Novgorod, Gorky sq., Dom Svyazi***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated

company: ***40%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***40 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Evdokimov Oleg Lvovich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***0,000162 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000094 %***

Zakharov Sergey Anatolievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Mukhin Vladimir Alexandrovich - member of the Board of directors
Year of birth: ***1953***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kravchenko Konstantin Konstantinovich - member of the Board of directors
Year of birth: ***1966***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Valishev Rustam Rashitovich - member of the Board of directors
Year of birth: ***1958***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

18. Full and abbreviated brand name: ***Closed Joint Stock Company "Transsvyaz" (CJSC "Transsvyaz")***
Location: ***Russia, Nizhny Novgorod, Chaadaev str., 2***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***80%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***80 %***

The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***

The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***

Core activity type description: ***local telephone communication services***

The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Tolstonogov Nikolai Ivanovich -- member of the Board of directors
Year of birth: ***1944***
Share in the issuer' charter capital: ***0,036879 %***
Share of the issuer's ordinary stock belonging to the person: ***0,041004 %***

Zakharov Andrey Sergeevich – the Chairman of the Board of directors
Year of birth: ***1972***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Korsakov Sergey Yanovich - member of the Board of directors
Year of birth: ***1954***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Sumin Yuri Afanasievich - member of the Board of directors
Year of birth: ***1957***
Share in the issuer' charter capital: ***0,000961 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001220 %***

Konkova Ludmila Alexandrovna - member of the Board of directors
Year of birth: ***1953***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Sumin Yuri Afanasievich – General Director
Year of birth: ***1957***
Share in the issuer' charter capital: ***0,000961 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001220 %***

19. Full and abbreviated brand name: ***Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile")***
Location: ***Russia, Penza city, Kuprin str., 1/3***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***40%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***40 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***

The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Marian Tsrnyak – Chairman of the Board of directors
Year of birth: ***1942***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Garth Cable Self – member of the Board of directors
Year of birth: ***1960***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Rublev Igor Valentinovich - member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich - member of the Board of directors
Year of birth: ***1966***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Nazarov Victor Mikhailovich - member of the Board of directors
Year of birth: ***1944***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Gerasin Vyacheslav Ivanovich – General Director
Year of birth: ***1966***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

20. Full and abbreviated brand name: ***Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile")***
Location: ***Russia, Cheboksary town, K.Ivanov str., 83***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***30%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***30 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***

Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Garth Cable Self – the Chairman of the Board of directors
Year of birth: ***1960***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Marian Tsrnyak – member of the Board of directors
Year of birth: ***1942***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Rublev Igor Valentinovich -member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Martynova Larisa Vladimirovna - member of the Board of directors
Year of birth: ***1971***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zaraiskyi Victor Yakovlevich - member of the Board of directors
Year of birth: ***1949***
Share in the issuer' charter capital: ***0,009832 %***
Share of the issuer's ordinary stock belonging to the person: ***0,011382 %***

Personal structure of collegial executive body (Management board, office of the director):

Dubinin Vladimir Ilyich – the Chairman of the Management board
Year of birth: ***1955***
Share in the issuer' charter capital: ***0,000861 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000065 %***

Desaga Alexander Stepanovich – member of collegial executive body
Year of birth: ***1957***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Dubinin Vladimir Ilyich – General Director
Year of birth: ***1955***
Share in the issuer' charter capital: ***0,000861 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000065 %***

21. Full and abbreviated brand name: ***Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom")***
Location: ***Russia, Samara city, Polevaya str., 43***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***

The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***27,8 %***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***27,8 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***local telephone communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Patoka Andrey Evgenievich – the Chairman of the Board of directors
Year of birth: ***1969***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chupa Mikhail – member of the Board of directors
Year of birth: ***1960***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich - member of the Board of directors
Year of birth: ***1949***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kudryavtsev Alexander Georgievich - member of the Board of directors
Year of birth: ***1954***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Klishin Vitalyi Mikhailovich - member of the Board of directors
Year of birth: ***1974***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Andrey Borisovich - member of the Board of directors
Year of birth: ***1964***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna - member of the Board of directors
Year of birth: ***1977***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Skvortsov Andrey Borisovich – General Director
Year of birth: ***1964***

Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

22. Full and abbreviated brand name: ***Closed Joint Stock Company "Erickson communication" (CJSC "Erickson communication")***
Location: ***Nizhny Novgorod, Gagarin Avenue, 37***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: *24%*
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: *24 %*
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***export-import operations, consulting and services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

At present the company does not conduct activity.

23. Full and abbreviated brand name: ***Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta")***
Location: ***Russia, Yoshkar-Ola town, Chavaina blvd., 11 a***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***20,86%***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***agricultural activity***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Syskov Victor Sergeevich – General Director
Year of birth: *1967*
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3.6. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets

3.6 1. Fixed assets (property, plant and equipment)

Information on initial (replacement) cost of fixed assets and on the amount of accumulated depreciation:

№	Description of groups of fixed assets	Initial (replacement) cost, thousand rubles	Accumulated depreciation amount, thousand rubles
1.	Land plots	5 916 022	-
2.	Buildings	3 621 847 681	831 656 281
3.	Constructions and transfer mechanisms	11 857 646 435	4 757 380 556
4.	Machinery and equipment	17 049 642 090	7 717 105 716
5.	Transportation	451 016 457	314 704 222
6.	Computer machines and office appliances	1 442 627 134	777 155 832
7.	Housing stock	77 544 279	-
8.	Others	330 754 078	210 974 881
TOTAL, rubles:		34 836 994 176	14 608 977 488

Method of calculation of depreciation deductions by groups of fixed assets – ***straight- line.***

The results of the latest revaluation of fixed assets:

№	Description of groups of fixed assets	Full value prior to revaluation	Depreciated book value (net of amortization) prior to revaluation	Date of revaluation	Full value after revaluation	Depreciated book value (net of amortization) after revaluation
1.	Land plots	86	86	01.01.2001	86	86
2.	Buildings	338 047	282 148	01.01.2001	715 114	578 978
3.	Constructions	139 329	101 739	01.01.2001	272 891	180 876
4.	Machinery and equipment	1 690 418	921 389	01.01.2001	2 831 632	1 399 509
5.	Transportation	39 642	20 578	01.01.2001	72 582	36 783
6.	Others	7 153	4 362	01.01.2001	9 289	6 050
TOTAL, rubles:		**2 214 675**	**1 330 302**		**3 901 594**	**2 202 282**

Fixed assets in OJSC 'VolgaTelecom" were revaluated by independent appraiser LLC "Audit-Appraisal", operating on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod oblast on June 18, 1999 for the period of 3 (three) years. Fixed assets were evaluated by market cost, defined in accordance with Federal law № 135-ФЗ of 29.07.98 "On evaluation activity in Russian Federation", confirmed by expert's opinions, the estimation procedure is the calculation of fixed assets replacement costs by means of coefficients.

During the last five accomplished fiscal years fixed assets leased for long-term period were not revaluated.

Plans of acquisition, replacement, retirement of fixed assets the cost of which is 10 and over percent of the issuer's fixed assets value and of other fixed assets at the issuer's discretion:

The Issuer is not planning to make essential changes in the structure of fixed assets, and the Issuer has no plans of acquisition, replacement, retirement of objects of fixed assets the cost of which is 10 and over percent of the Issuer's fixed assets value.

Data on all facts of the charge of the issuer's fixed assets:

The facts of fixed assets charge (fixed assets are in pawn) as of 30.09.2005:

Number, date of contract of fixed assets pledge	Amount of pledge, rubles	Purpose of pledge	Date of pledge occurrence	Contract validity term
№ 2-5/1299 of 23.09.02	223 781 838	credit	23.09.2002	25.03.2008
No number of 26.05.2003	21 366 568	credit	26.05.2003	01.05.2006
№ 1 of 24.09.2004	19 489 910	credit	24.09.2004	30.03.2007
№ 204 of 01.09.2003	67 131 057	credit	01.09.2003	01.09.2006
№ 060/615 of 17.12.2004	805 000 000	credit	17.12.2004	17.12.2007
№ 37 of 09.02.2004	733 046 624	credit	09.02.2004	17.11.2008
№ 152 of 09.06.2004	413 817 169	credit	09.06.2004	09.06.2009
№ 172 of 06.07.2004	570 241 274	credit	06.07.2004	09.06.2009
№ 210 of 05.08.2004	206 789 300	credit	05.08.2004	09.06.2009
№ 239 of 01.09.2004	339 152 177	credit	01.09.2004	09.06.2009
№ 267 of 05.10.2004	389 295 733	credit	05.10.2004	05.10.2007
№ 1212-04 of 19.10.2004	16 471 822	credit	19.10.2004	13.10.2005
№ 12 of 27.01.2005	92 822 951	credit	27.01.2005	27.01.2009
№ 40 of 01.03.2005	896 369 550	credit	01.03.2005	03.05.2009
№ 65 of 22.03.2005	114 208 104	credit	22.03.2005	20.09.2006
№ 114 of 11.05.2005	123 452 011	credit	11.05.2005	09.11.2006
№ 131 of 26.05.2005	216 084 366	credit	26.05.2005	24.11.2006
№ 166 of 08.07.2005	154 319 976	credit	08.07.2005	06.12.2007
TOTAL, rubles:	**5 402 840 430**			

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

The indexes characterizing the profitability and red ink of the issuer for the reporting period

Index description	Recommended calculation method	Index figure	
		As of the end of quarter 3 of 2005	As of the end of quarter 3 of 2004
Proceeds, rubles	Total amount of proceeds from the sale of goods, products, works and services	15 506 433 178	13 328 176 743
Gross profit, rubles	Proceeds - prime cost of sold goods, products, works and services (except for business and administrative expenses)	4 221 552 329	3 739 998 812
Net profit (undistributed profit (uncovered loss), rubles	Net profit (loss) of the reporting period	1 428 133 429	1 360 193 040
Return on equity, %	(Net profit)/(capital and reserves – target financing and receipts + deferred income – treasury stock) x 100	9,10%	9,65%
Return on assets, %	Net profit)/(balance-sheet assets) x 100	4,77%	5,23%
Net profit ratio, %	(Net profit)/(proceeds) x100	9,21%	10,21%
Product (sales) profitability, %	(Sales profit)/(proceeds)x100	27,22%	28,06%
Turnover of capital	(Proceeds)/(Balance sheet assets – short-term liabilities)	0,73	0,51
Uncovered loss sum as of the report date, rubles	Uncovered loss of past years + uncovered loss of the report year	NA	NA
Ratio of uncovered loss as of the report date to the balance-sheet total	(Amount of uncovered loss as of report date)/ (Balance sheet assets)	x	x

** The data in the table are referenced as of "the reporting period end", i.e. on an accrual basis as applicable to Form №2.*

A slight reduction of indexes of return on equity, return on assets, net profit ratio, and sales profitability is observed as compared with the data of the relevant period of the past year.

The reduction of indexes is governed by lower rate of financial result gain in relation to the increase in the value of capital. This is connected with the increase in the Company's expenses for bank credit servicing and the growth of amortization expenses.

4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of goods, products, works and services and of profit (losses) of the issuer from the core activity

- Basic factors influencing the amount of profit and proceeds:

- communication facilities development;

- expansion of the range of provided telecommunication services, including intensive development of new telecommunication services;

- tariff policy modification.

The Company's proceeds for 9 months amounted to **15 506,4 million** *rubles, the gain to the relevant period of 2004 – 116,3%, absolute gain – 2 178,3 million rubles.*

The gain in gross profit for 9 months vs. the relevant period of 2004: 112,9% (481,6 million rubles). The growth of indexes resulted from in the first place for account of increase in the number of provided services, and also for account of tariff policy modification.

Income on communication services for 9 months of 2005 grew by 2 102,9 million rubles and amounted to 15 115 119 thousand rubles (97,48% of the total amount of proceeds)
The gain in income on communication services provision for the entire Company resulted from:

► *Development of local communication services – in urban and rural telephone networks by 332,5 million rubles or 15,8% of the gain figure;*

► *Increase in volumes of services of other industries by 445,1 million rubles or 21,2% of the gain figure;*

► *Growth of tariffs for communication services – 1325,3 million rubles or 63,0% of the gain figure.*

The opinions of the issuer's management bodies in relation to the above mentioned factors and the degree of their influence on the indexes of the issuer's financial-economic activity coincide.

4.2. The issuer's liquidity, adequacy of capital and current assets

Item description	Calculation method	Quarter 3 of 2004	Quarter 3 of 2005
Own current assets, thousand rubles	Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues – Non-current assets – Long-term accounts receivable	-7 496 737	-10 193 681

Permanent asset index	(Non-current assets + Long-term accounts receivable) / (Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues)	1,5	1,6
Current liquidity ratio	(Current assets - Long-term accounts receivable) / (Short-term liabilities (exclusive of Unearned Revenues))	0,7	0,5
Fast liquidity ratio	(Current assets – Inventories – VAT on acquired values – Long-term accounts receivable) / (Short-term liabilities (exclusive of Unearned Revenues))	0,4	0,3
Ratio of own funds independence	(Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues) / (Non-current assets + Current assets)	0,54	0,52

** The methods recommended by Russia's FSFM were used for calculation of indexes.*

Scarcity of the Company's own floating capital formed due to the growth of investment expenditures reflects the general situation in subsidiary companies of OJSC "Svyazinvest" holding and speaks to the fact that long-term investments made by the company are to a certain degree financed for account of short-term borrowings. In addition, the Company's financial policy is to raise the funds with longer term to maturity.

For all the period under analysis the result of the issuer's operating activity is always positive and this testifies to the fact that the Company's current activity is financed from own resources.

Negative index of own current assets based on the results of 9 months of 2005 is due to the financing of capital investments at the expense of borrowed funds.

Considerable cheapening of borrowed funds cost should be noted during the period under analysis, this allows for using them in a greater degree in the Company's money turnover.

Negative behavior of the index of own current assets is explained by the fact that during this period the basic goal of the issuer's financial policy is the development of communication facilities of the Volga region. Borrowed funds are defined as one of basic sources of the Company's investment activity.

Despite the reduction, the ratio of own funds independence is also within the norm (not lower than 0,5-0,6).

Permanent asset index value in the reporting period was higher than 1, as during these periods the issuer's own resources were insufficient to cover capital investments.

Performance degradation of current and fast liquidity vs. similar period of the past year is connected with outstripping growth rate of accounts payable resulted from the cover of scarcity of the company's own floating capital for financing of investment activity by counterparties' payment by installments.

The issuer is facing the following tasks within the terms of realizing the arrangements to improve the liquidity:

- search of optimal correlation of the structure of assets and liabilities from the point of view of profitability and risks, limitations on liquidity being taken into account;

- simulation investigation of the Company's liquidity position for medium-term prospect;

- improvement of borrowed capital structure;

- sale of non-core assets.

For 2005 the Company's management elaborated a list of arrangements to improve the issuer's liquidity:

- ***diversification of short-term liabilities as related to credits and loans into long-term liabilities;***
- ***financing of the Company's investment activity by attracting outside long-term sources of financing;***
- ***optimization of the arrears structure to suppliers and contractors (establishment of settlements procedure with optimal distribution of debt load);***
- ***carrying out the analysis of expediency and efficiency of financial investments.***

Description of factors that resulted in the change of performance by 10 and over percent vs. the previous reporting period:

The growth of scarcity of own floating capital is connected with the excess of non-current assets growth over the growth of capital and contingency reserve provisions which is connected with the growth of the Company's investment plan.

Performance degradation of current and fast liquidity vs. similar period of the past year is connected with outstripping growth rate of accounts payable resulted from the cover of scarcity of the company's own floating capital for financing of investment activity by counterparties' payment by installments.

The opinions of the issuer's management bodies in relation to the mentioned factors and the degree of their influence on the indexes of the issuer's financial-economic activity coincide.

4.3. The size and the structure of the issuer's capital and current assets

4.3.1. The size and the structure of the issuer's capital and current assets

The structure and the size of capital and current assets for 9 months of 2005 ***did not undergo material changes.***

The sources of current assets financing – ***borrowed loans and bank credits.***

According to accounting statement for 9 months of 2005 ***the structure and the size of OJSC "VolgaTelecom" capital are the following:***

Capital item	Amount, thousand rubles
Charter capital (in accordance with OJSC "VolgaTelecom" Charter)	1 639 765
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The portion of the issuer's shares redeemed by the issuer for further re-sale (transfer) of the placed shares (Charter capital)	-
Reserve funds	81 988
Additional capital	3 857 863
Target financing	9 893 878
Target financing	-
Capital total (thousand rubles):	**15 473 494**

According to the accounting statement for 9 months of 2005 ***the structure and the size of OJSC "VolgaTelecom" current assets are the following:***

Current assets item	Amount, thousand rubles
Inventories	761 049
VAT for acquired valuables	946 824
Accounts receivable	1 819 220
Short-term financial investments	4 726
Monetary funds	527 540
Other current assets	1 022
Current assets, total (thousand rubles):	**4 060 381**

The structure and the size of capital and of current assets for 9 months of 2005 ***did not undergo material changes.***
The sources of current assets financing – ***borrowed loans and bank credits.***

The Issuer conducts the policy of current assets financing based on attracting borrowed funds to cover the scarcity of own floating capital. Borrowed funds occupy larger portion in the sources of OJSC "VolgaTelecom" floating capital financing. The scarcity of own floating capital is connected with the Company's investment program financing aimed to win the market and to improve the quality of provided services.

The change of the Company's investment program affects the change of the policy of floating capital financing, this program being made up on the basis of the analysis of the market conjuncture. In the near term the changes in the Company's investment program are unlikely.

In the issuer's opinion the referenced performances of the size and structure of capital and current assets are acceptable for normal operation of the Company from the point of view of capital and current assets adequacy.

4.3.2. The issuer's financial investments

The issuer's financial investments as of 30.09.2005 amount to ***1 312 983 thousand rubles,*** 10 per cent of the amount of the issuer's financial investments - ***131 298 thousand rubles.***

The list of the issuer's financial investments into issuing securities the balance-sheet value of which is 10 and over percent of all the issuer's financial investments as of the end date of the reporting quarter – ***30.09.2005***:

The company's name	*Activity type*	*Total balance-sheet value, thousand rubles*
Subsidiary companies		
CJSC "Nizhny Novgorod cellular communication"	*Cellular communication services*	***651 974***

OJSC "Tatincom-T"	*Cellular communication services*	*473 936*

The issuer's financial investments which make 10 and over percent of all its financial investments as of the end date of the reporting quarter:

1) Type of securities: ***shares***
The issuer's full and abbreviated brand name: ***Open Joint Stock Company "Tatincom-T", OJSC "Tatincom-T";***
Location: ***The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20A;***
State registration numbers of the issuing securities issues and the dates of state registration, registration bodies: ***№ 1-01-55125-D registered on 11.06.1998 by regional department of Russia's FCSM in the Republic of Tatarstan; № 1-02-55125-D registered on 11.08.2000 by regional department of Russia's FCSM in the Republic of Tatarstan***
The quantity of securities OJSC "VolgaTelecom" owns: ***3 418 837 pieces***
Total face value of securities that the issuer owns: ***170 941,85 thousand rubles***
Total balance-sheet value of the subsidiary company's securities that the issuer owns: ***473 936 thousand rubles***
The size of dividends on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company-issuer, the dates of payment:
There are no preferred shares in the charter capital of OJSC "TATINCOM-T";
The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The general annual meeting of OJSC "TATINCOM-T" stockholders held in 2005 passed the resolution not to pay dividends for 2004.

2) Type of securities: ***shares***
The issuer's full and abbreviated brand name: ***Closed Joined Stock Company "Nizhny Novgorod Cellular Communication", CJSC "NCC"***
Location: ***Nizhny Novgorod, M.Gorky sq., Dom Svyazi***
State registration numbers of the issuing securities issues and the dates of state registration, registration bodies: ***№ 32-1-1535 of 16.06.1997, the Department of Finance of Nizhny Novgorod oblast Administration.***
The quantity of securities OJSC "VolgaTelecom" owns: ***100 000 pieces***
Total face value of securities that the issuer owns: ***21 629,4 thousand rubles***
Total balance-sheet value of the subsidiary company's securities that the issuer owns: ***651 974 thousand rubles***
The size of dividend on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of CJSC "Nizhny Novgorod Cellular Communication";
The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The size of declared dividend on ordinary shares approved by the annual general meeting of stockholders on 15.06.05 amounted to 399 rubles per a share. The deadline for dividends payment is before December 31, 2005.

The list of the issuer's financial investments into non-issuing securities and of other financial investments of the issuer (contributions to charter capitals of limited liability companies, etc.) as of

the end date of the reporting period.

As of 30.09.2005 the list is not provided within the terms of the report's requirements (there are no issuer's investments into non-issuing securities and other financial investments the cost of which is 10 and over percent of all financial investments).

Information about established provisions for securities. ***As of 31.12.2004 the provision for securities in the amount of 533 thousand rubles was established in the accounting. As of 01.01.2004 the size of the provision for securities amounted to 512 thousand rubles.***

Financial investments are accounted and presented in the accounting statement in accordance with Bookkeeping regulations "Accounting of financial investments" ПБУ 19/02" and Bookkeeping regulations "Accounting statement of organization" (ПБУ 4/99).

4.3.3. The issuer's intangible assets

As of 30.09.2005 intangible assets are:

№	Description of groups of intangible assets	Full value, rubles	The amount of accumulated depreciation, rubles
1.	Exclusive rights for utility software, data bases	106 113	106 113
2.	Exclusive rights for trade marks	28 251	9 417
TOTAL, rubles:		**134 364**	**115 530**

The information on intangible assets is reflected in bookkeeping in accordance with Bookkeeping regulations "Accounting of intangible assets" ПБУ 14/2000", the instructional guidelines on the intangible assets accounting in the companies of "Svyazinvest" group.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

The issuer's policy in science-engineering development area:

The issuer's policy in science-engineering development area includes the replacement of outdated and inefficient equipment, implementation of acquired innovation technologies, and also the intake of highly-qualified personnel and implementation of modern management system.

The expenses for science-engineering activity for account of the issuer's own funds:

The issuer did not incur the expenses for science-engineering activity, including for the purchase of the results of science –engineering development and did not order new products development with outside organizations (outsourcing) for account of own funds.

4.5. Analysis of the development trends in the issuer's core activity area

Basic trends of communication industry development since 2000 and basic factors affecting the industry's status:

Communication industry is one of the most dynamically developing industries of Russia's

economy. Its growth rates considerably exceed the performances of other industries.

One of the most important trends of the industry's development in the years to come is radical improvement of communication companies tariff policies by bringing the size of the tariffs for communication services to the level of economically justified expenditures, by reducing to minimum of cross-subsidy of communication services. In particular, within the framework of the reform of price formation of communication services it is supposed to increase the tariffs for local telephone communication and retreat from the subsidy of local communication services by long-distance communication services. OJSC "Svyazinvest" holding, RF Ministry of information technologies and communication and Federal antimonopoly service are jointly working on the change of tariff policy.

In the area of investment policy of inter-regional communication companies the tendency is observed to maintain considerable volumes of capital investments for expansion and modernization of public telephone networks and of data transfer networks which is aimed to liquidate the waiting lines for telephone installation and to raise the level of networks digitalization.

The contribution of communication industry into GDP has steady tendency for growing (2001 – 2,1%, 2002 – 2,4%, 2003 – 2,9%) and in absolute figures it is: 2001 – 183,9 billion rubles, 2002 – 217,6 billion rubles, 2003 – 385,8 billion rubles.

During the last several years the tendency is observed of re-distribution of income in favor of non-traditional communication services and basically of mobile communication. Since 1999 when the tariffs for local communication started to be established by the government the share of fixed line telephony if the industry's income structure reduced substantially.

The tendencies of DLD & ILD services development are connected with the development of alternative communication services, such as IP-telephony, Internet, etc.

This results in decrease of share of income from DLD & ILD services in the total share of proceeds. Simultaneously, the behavior of income from DLD & ILD services is affected by the decrease of average profit rate per call minute, which is connected with redistribution of outgoing traffic of long-distance communication between intrazonal and trunk traffic; and for international communication between Baltic States, CIS countries and foreign countries.

For the last three years the largest growth rate is with new communication services, such as Internet, ISDN, IP-telephony, intelligent platform services, etc.

Basic factor affecting the industry's status:

- *change of government regulation of the industry (including the policy of price formation for regulated communication services, availability of licenses and realization of the industry's reform);*
- *systematic condition of the country's economy as communication being infrastructure industry is very sensitive to such changes.*

Overall assessment of the results of the issuer's activity in the industry:

Marking the basic trends of the Company's development one should rely on the Company's goals and mission at the market. The Company's affiliation to the services production sphere defines the basic goal of the Company which is to obtain additional profit by tracking and reacting to the market demands with the further satisfaction of demand for the services.

The understanding of this goal predefines the tendencies and trends of the Company's development:

The first and foremost task of the Company is to keep and to increase the market share of local telephone communication services, currently the total share of income from these services is 43,1% in the total amount of the Company's income. The increase of share of income from this segment is to a considerable extent facilitated by annual industry development as well as by flexible tariff policy.

The total gain of telephone numbers for the period under analysis, starting from 2000, made 1 041 thousand lines. In addition, one more aspect of this communication industry development is the replacement of analog switching equipment with digital one. The equipment

replacement allows for improving the quality of provided services, for introducing additional accompanying services, thus improving servicing and creating competitive advantages at the market. In 2001 the network digitalization made up 33%. In 2004 this figure is equal to 56,5%.

The tendencies of core activity development for 2000 – 2004 are detailed below.

2000

In order to hold the positions at the market and to increase the competitiveness of its services, the Company intensively developed its network and in particular: it upgraded the existing network and constructed the new one with the use of advanced technologies, which served as the foundation for developing new services and occupation of market segments. To achieve this digital telephone exchanges were commissioned, the Company builds digital transmission systems by using hi-tech equipment, introduces digital subscriber radio access equipment, automatic telephone exchange equipment.

In 2000 alternative carriers became more active, especially at the market of data transfer services and Internet. In the nearest future it is possible to expect the emergence of new competitors at this market, and in the first place from natural monopolists, having or constructing transport network (RAO "Unified Energy Systems of Russia", RAO "Gazprom", Russia's Ministry of Railways).

Target strategy of OJSC "Nizhegorodsvyazinform" for the period to 2004 is to increase competitiveness and to develop the production on the basis of already available infrastructure.

One of the main conditions of increasing services competitiveness is application of new technologies (ISDN, Internet, telephone "+", voice mail, IP-telephony). It should be noted, that Internet is one of highly profitable services, for two years of intensive development the Company's share at the Internet market in Nizhny Novgorod reached 30% and in Nizhny Novgorod oblast – about 90%. In 2000 the project "Internet to schools, hospitals, museums of Sovetskyi district of Nizhny Novgorod" was completed (18 schools, 3 hospitals, central library system – in total 45 organizations). This allowed for increasing the number of Internet users up to almost 5000. As of 01.01.2001 the number of Internet subscribers was 4 951 (1400 – as of 01.01.2000). Service-Center was established in Nizhny Novgorod.

In 2000 the Company continued downloading DECT "DRA-1900" subscriber radio access system equipment. As of 1.01.2001 in the oblast there are 960 telephones with radio access.

At inter-station communication network of Nizhny Novgorod city's telephone exchange, the transport communication network SDH was expanded by commissioning a new transport node St-20 in linear mode of STM-4 level.

Installed capacity of SDH transport network was increased by 60 E1 compared to 1999 and as of 01.01.2001 made up 850 streams of E1.

As of 01.01.2001 the installed capacity of city's automatic software-controlled telephone exchanges made up 619231 numbers or 83,9 % of total installed capacity.

By the end of 2000 the city's telephone exchanges in Nizhny Novgorod and in 10 towns of the oblast were in operation and their total capacity was 523496 numbers.

In 8 towns of the oblast the city's telephone exchanges were in trial operation. Total capacity of automatic telephone exchanges in these towns made up 43456 numbers.

Time-based billing system of the specified automatic telephone exchanges is in operation since 01.01.2001.

As of 01.01.2001 the installed capacity of rural automatic software-controlled telephone exchanges made up 2048 numbers or 2,3% of the total installed capacity of rural telephone exchanges.

During the year the automatic telephone exchanges of total capacity of 40,8 thousand numbers were put into operation, including in Nizhny Novgorod – 20 thousand numbers, 41 thousand telephone sets were installed, including 35,5 thousand in apartments of citizens. All this allowed to increase the number of telephone sets per 100 residents in the oblast by the end of the year up to 21, 9.

In 2000 the Company continued to install universal payphones of TMC-БМ-01 type of "Kvarts" make. During the year 116 universal payphones were additionally installed at city's and

rural telephone networks.

2001

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent demand.

For the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, upgrading of communication facilities and technological processes, improvement of quality and increase in provided services volumes.

Special attention was paid to the application of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technical base, the Company became the leader.

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital automatic telephone exchanges in such a way so that there is the opportunity of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the opportunity of using modern communication services in its activity.

OJSC "Nizhegorodsvyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the strategic goal of the Company-the leader (managing interregional company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major essential events of the year contributing to improvement of the activity results:

- *Automatic telephone exchanges of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;*
- *44, 3 thousand telephone sets were installed, including 19, 6 thousand in Nizhny Novgorod, out of them 15, 8 thousand telephones were installed in apartments. This allowed to increase the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;*
- *The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);*
- *The development of service centers network in the oblast is continued, in 2001 5 centers were established in Nizhny Novgorod oblast;*
- *Additional services were provided to 73800 subscribers;*
- *ISDN services were provided to 467 subscribers;*
- *82,4 % of rural telephone exchanges are equipped with automatic number identification function, that allowed to organize automatic long distance telephone communication for rural subscribers;*
- *For 163 subscribers the telephone sets were installed by using DRA radio equipment;*
- *52 universal payphones were installed;*
- *The first stage of SDH transport network based on synchronous transmission systems was put into operation at Nizhny Novgorod city's telephone exchange in 1997. Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).*

The Company pays special attention to the development of services of access to the Internet. The Company has designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsvyazinform" took the leading positions in providing dial-up access to Internet. The users are provided the entire range of services of data transfer network, starting from dial-up access to organization of gateways, leased channels and creation

of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long-distance communication channels. In Nizhny Novgorod oblast this service is provided to 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

In 2000 the Company won the tender for realization of the program "Internet to schools, hospitals, museums". In 2001 21 school, 1 hospital and 1 library were connected to Internet via an allocated channel.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 nodes of access to data transfer network in Nizhny Novgorod and 9 nodes of access in Nizhny Novgorod oblast were put into operation and modernized.

The Company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the Company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There were a number of consultations (video conferences) with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide end-to-end services to customers as regards the organization of communication on the basis of advanced technologies: from installation of a telephone set to the development and realization of corporate network as per the customer's requirements. By the end of the year 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002

Under the conditions of the Company's incorporation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the Company continues intensive activity in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.

By the end of the year the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 thousand numbers.

By the end of 2002 time-based billing system of calls cost was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in the Republic of Mordoviya.

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. The capacity of rural telephone exchanges equipped with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability and the quality of work of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the Company.

OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of OJSC "VolgaTelecom" branches there are in operation TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Maryi El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom".

One of the main tasks is to strengthen positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over allocated lines.

By the end of 2002 in the Volga region the number of users with dial-up access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the Company's share at the market of dial-up access to Internet is 52%.

The number of customers for access services over the allocated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points by xDSL technology was 583, out of them 48% were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 directions:

- *The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;*
- *The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the "last mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.*

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from CS1 set (free phone - FPH, voting over telephone - VOT, call with additional payment - PRM, call by pre-paid card - PCC), and one service (universal access number - UAN) – for testing and further certification.

2003

Financial and economic and production indexes of OJSC "VolgaTelecom" for 2003 reflect the efficiency of the incorporation of regional communication enterprises into the joint interregional company which has been completed by the end of 2002.

By the results of the year the Company achieved the scheduled level of income and profit.

The gain of income from rendering telecommunications services for the entire Company amounted to 3 653 541 thousand rubles.

The income gain was ensured due to the development of telecommunication industries, the increase in outgoing paid exchange, increase in tariffs, and the change of procedure of formation of tariffs on local telephone connections for privileged consumer categories (veterans, invalids), the obtaining of income for the incoming traffic from OJSC "Rostelecom" over long-distance and international telephone communication, and namely:

- *the network development and the increase in long-distance exchange by 1 971 795 thousand rubles or by 54 %;*
- *increase in telecommunications services tariffs - 1 396 762 thousand rubles or 38 % of the gain sum, including due to the increase in tariffs for telecommunications*

services regulated by the government, by 1 028 965 thousand rubles or 28 % of the total sum of income gain;

- *the change of calculation methods in regard of services rendered by OJSC "Rostelecom" by 284 984 thousand ruble or 8 % from the total sum of income gain.*

The Company's potential formed after the incorporation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

As of January 01, 2004 the total installed capacity of city and rural telephone exchanges amounted to 4462 thousands numbers.

For the previous year automatic telephone exchanges with total capacity of 455,5 thousand lines were commissioned. During 2003 the installed capacity of city and rural telephone exchanges grew by 224 thousand lines, the growth rate vs. the previous year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephone communication grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and by the results of the year amounted to 14,2 %.

The total extension of long-distance channels as of January 01, 2004 amounted to 15236,8 thousand channel/km, the gain for 2003 - 3630,7 thousand channel/km, including of digital network 12983,4 thousand channel/km (85,2 %), the gain – 3859,9 thousand channel/km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (11537,5 thousand channel/km - 88,9%) and plesiochronous (1445,9 thousand channel/km -11,1%) digital hierarchy.

In the report year the production activity of OJSC "VolgaTelecom" cable industry employees was aimed at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in income and reduction of operational costs. So in 2003 the works aimed at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally outdated exchanges of OP ETK-KS network u and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk town.

In the fourth quarter of 2003 according to the investment plan, in the branch in the Republic of Chuvashiya the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" (Moscow city) was completed.

In Orenburg oblast's radio-TV transmission centre OJSC "VolgaTelecom" finished the works on changing over the space communication receiving stations from analog to digital mode of "DMT-1000" type - 268 sets.

9 radio broadcast transmitters were installed – in Kirov branch, branch in the Republic of Mordoviya, in Orenburg and Samara branches, for the purpose of broadcasting the program "Radio of Russia" in the zones of intermittent reception of RTRS VGTRK transmitters, for the change over of subscribers from wire broadcast to on-the-air reception of programs.

The first phase of cable television was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable television got the opportunity of high-rate access to the Internet.

The number of cable television subscribers grew in the branches of Republics of Chuvashiya and Maryi El. MMDS system functions in Samara branch (Syzran and Toliyatti towns). The construction of the first phase of cable television network in Orenburg has been completed.

The introduction by the branches of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow to win successfully subscribers at the competitive market of Internet services. The new service introduced by Saratov's branch "Internet - free access" became popular and effective.

The number of the Internet-users is now 190 thousand, out of them the largest part – 50 thousand in Nizhny Novgorod branch. The construction of access nodes using digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI, assured the growth of the number of users of dial-up Internet access services.

The market situation shows the essential interest of enterprises in connection to OJSC "VolgaTelecom" data transmission networks for the purpose of consolidation of available segments into unified corporate networks of data transfer at regional and interregional level. For example, the contracts with RTCom.RU for the connection of objects of Federal Target Program "Electronic Russia", all the branches participated in their realization.

The other important trend of activity is the promotion of intelligent network services. If in 2002 the income from Intelligent network services of the entire interregional company amounted to about 12 million rubles, then in 2003 it has achieved 94,8 million rubles (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the branches in the Republic of Udmurtiya, and also Penza and Ulyanovsk branches.

In the Republic of Maryi El the start of operation of service telephone card platform based on AVAYA facilities was successful.

In Ulyanovsk city in 2003 IP-telephony service by using prepaid cards was introduced.

In the branch in the Republic of Udmurtiya the services are successfully developed on the basis of intellectual platform "Protey". At present, the uniform reference services "09" of Izhevsk city and of the Republic, and also manual switch shop of trunk line exchange are changed over to the contact-center "Protey" platform. The system of automatic information on the customer account status of residential sector subscribers, of providing information on long-distance tariffs and codes is started. Service telephone cards in Udmurtiya are the universal instruments of payment for the telephone communication services and for the cellular communication and the access to the Internet.

2004

Year 2004 showed that consolidated Company OJSC "VolgaTelecom" continues to grow with good dynamics and also has the potential for the development in the future. The consolidation in 2002 allowed for creation of competitive company, for holding dominant position actually in all segments of telecom market of the Volga Federal district – one of the most economically developed regions of Russian Federation. In 2004 the proceeds amounted to 18 605 million rubles which is by 3 928 million more than for the similar period of the past year or by 26,8%.

The Company's basic sources of revenues in 2004:

- *Revenues from local phone connections amounted to 5665,4 million rubles. As of the end of 2004 the number of local PSTN subscribers was 4343 thousand.*
- *1 504,1 million rubles of revenues were received by the Company from providing access to telephone network (access to local PSTN was granted to 335 000 basic phone sets) or on average 4,5 thousand rubles per each installation.*
- *Revenues received due to the increase in DLD & ILD exchange connected with the Company's network development. The revenues of this sector amounted to 6 454,7 million rubles. By the results of the year DLD & ILD exchange was 2316,1 million minutes and vs. 2003 it grew by 116,1%.*
- *Dynamical development of services provided by means of new technologies. In 2004 the percentage of new services in the total volume of communication services was 5,2%. The revenues amounted to 938,2 million rubles. During the last three years over 1 348 million rubles were invested into the development of this sector.*
- *Revenues from connection and traffic transfer services amounted to 2 019,8 million rubles. The percentage of revenues from connected operators in the total volume of communication services grew from 5,5% (by the results of 2003) to 11,1% (by the results of 2004).*

During 2004 at Inter-Regional Company (IRC) "VolgaTelecom" PSTNs the construction

and putting into operation of the equipment at 82 city's phone exchanges of total capacity of 491445 numbers was completed.

Digital phone exchanges made the main input of installed capacity at PSTNs. For 2004 the share of digital exchanges in the total capacity of switching equipment at IRC PSTNs increased from 54,86 % to 63,42 %.

Occupation efficiency of installed capacity of all ATXs installed at OJSC "VolgaTelecom" PSTNs increased from 93,2 to 93,6 %.

As of 01.01.2005 the number of ATXs in cities, towns and settlements amounted to 792 with total installed capacity of 3963,73 thousand numbers.

For 2004 the gain of basic phone sets amounted to 215390. With the commissioning of new ATXs the number of city's phone sets having the feature of automatic access to DLD phone network increased by 214,76 thousand lines and amounted to 3604,22 thousand lines.

The number of basic phone sets per 100 residents amounted to 26,8 and in the oblast's centers it made out 29,0.

In 2004 rural phone network was further developed. During the year 163 ATXs of total capacity of 64858 numbers were commissioned, at the same time 27856 numbers of outdated equipment of crossbar and quasi-electronic exchanges were dismounted. The gain of installed capacity of rural phone network amounted to 24 684 numbers.

Using dismantled equipment of crossbar ATXs the Company established and expanded the existing exchanges with total capacity of 1770 numbers in the Company's branches.

As of 01.01.2005 5002 phone exchanges of total installed capacity of 746957 numbers are in operation in rural settlements. After fulfillment of development plan the occupation efficiency of installed capacity increased from 87,6 % to 89,3%.

The installed capacity of digital ATXs at rural communication network increased by 43753 numbers and by the end of 2004 it made out 148981 numbers or 19,99 % of total installed capacity of the switching equipment. The growth per the year was 5,74 %.

As of 01.01.05 the total extension of DLD phone channels 19988,2 thousand channel-km, including of digital network - 18228,2 thousand channel-km (91,2 %). The gain of the channels extension made out 4751,4 thousand channel-km, including the gain of digital network - 5244,8 thousand channel-km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (16878,4 thousand channel-km - 92,6%) and plesiochronous (1349,8 thousand channel-km - 7,4 %) digital hierarchy.

Out of the total channels length the extension over cable transmit lines made out 94,4 % (18871,4 thousand channel-km), out of these 89,9 % (16957,8 thousand channel-km) fall on fiber-optic cables.

In 2004 OJSC "VolgaTelecom" branches carried out the following arrangements to modernize recording communication network.

Phone-telegraph systems were dissolved at trunk line and intra-zonal directions (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

100 baud channels are organized at hops Nizhny Novgorod – Samara, Samara – Novosibirsk, Samara – Nizhny Novgorod and at some intra-zonal hops of the branches.

In Samara branch of OJSC "VolgaTelecom" "ATOL" circuit switch was replaced with "ПЦК-64" mini-switch and links KC-KK were organized in Nizhny Novgorod city.

In Yoshkar-Ola town integrated exchange with 300 connection points was put into operation. In OJSC "VolgaTelecom" branch in Chuvashiya Republic telegraph switching server "Vector-2000" was installed, it includes switching, channeling equipment and the software designed for organizing the process of transmit, collection, processing and storing of incoming and outgoing recording (telegraph) correspondence. The equipment operates on the existing communication network and allows for using the advantages of modern digital communication networks in telegraphy.

In 2004 OJSC "VolgaTelecom" branches continued the activities of change over from unprofitable rural wire broadcasting to on-air broadcasting.

During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total reduction made out 538974 public loudspeakers, 515 000 public loudspeakers were switched over to on-air broadcasting. As of 01.01.05 the number of public loudspeakers switched over to VHF-FM broadcasting made out 1650 000 units.

In large cities, towns and in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and the transmitters "МПВ", "УПТВ-2x30', "УПТВ-2x120") – 42 radio centers were renovated in the following branches: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, the Republic of Udmurtiya and the Republic of Mordoviya.

In order to improve the reliability and quality of operation of TV broadcasting facilities in Orenburg Radio Tx Rx Center the following was done:
100 W TV transmitters "РПТДА" located in settlements Bogorodskoe, Burtinskyi, Marxsovskyi, Nokolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhntpavlushkino, Pervomaiskyi were replaced with transmitters "ТСА-100Д", "ТСА-100М" and "АВТ" correspondingly;
"ДМТ-1000" digital receive satellite system was installed in village Mezhdurechie of Belyaevsk district instead of on-air receive of Orbit-4 program.

Cable TV network was commissioned in 6 areas: in Kirov oblast (Kirov city), in Orenburg oblast (Orenburg city), in Samara branch (Samara city, Neftegorsk town), in the Republic of Maryi El (Kozmodemiyansk town), and in the Republic of Mordoviya (Ruzaevka town). The expansion of cable TV network is continued in Nizhny Novgorod city, in the Republic of Maryi El and in Chuvashiya Republic. In Samara branch MMDS network was expanded and now it also covers the area of Otradnoe village. The number of TV broadcasting channels was increased: in Syzran town to 23 channels and in Toliyatti town – to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and by the end of 2004 it made out 224 000 of potential subscribers. The gain of cable TV subscribers for the year made out 18104 subscribers. And as of 01.01.05 the number of cable TV subscribers amounted to 126124 users.

New services

In 2004 the number of active Internet dial-up access users was 341 000. Over 8 200 ports were equipped to organize leased line access.

Annually the number of Internet users is growing by 1,7 – 2 times.

The gain of equipped ports for providing leased line access made out about 5 000, the growth rate is 250%.

The growth of leased line access users is achieved due to active implementation of xDSL wideband digital access service. By the results of 2004 in Inter-Regional Company the number of connection points by xDSL technology exceeded 4,6 thousand, the largest number of xDSL ports (2,5 thousand or 54%) are equipped in Nizhny Novgorod branch.

"Internet-density" characterizing the percentage of OJSC "VolgaTelecom" phone communication subscribers who are using the Company's services of provision of dial-up access to Internet increased to 7,8 %. This growth was facilitated by the development of "Internet for all" service which is very popular with general public.

One of the largest projects is the construction of OJSC "VolgaTelecom" Intelligent network on the basis of uniform platform. At present the first phase is completed – the construction of Intelligent network in Nizhny Novgorod branch of OJSC "VolgaTelecom".

The purpose of the project is to provide the services of Intelligent network on the territory of the Volga region. The following services were selected for realization: free phone, voting over telephone, universal access number, uniform service card and call with additional payment.

FPH, VOT, UAN and PRM services are realized in OJSC «VolgaTelecom" Nizhny Novgorod branch on the basis of Tellin® Intelligent platform (Huawei Technologies). At present in the branch of the Republic of Udmurtiya VOT and USC services are realized on the basis of Ericsson AXE-10 switch.

Call Service Centers development

Firmware of CSC is installed in 3 branches of the Company:

- In the Republic of Maryi El (on the basis of Definity equipment, the number of automated work stations - 50),

- In Nizhny Novgorod branch (on the basis of Definity equipment, the number of automated work stations – 65);

- In the Republic of Udmurtiya (on the basis of "Protey" platform, the number of automated work stations - 52).

In other 8 branches the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. As of year 2005 beginning the total number of automated work stations at CSC is 585.

During 2004 the Company spent 6964,5 million rubles of capital investments, which is by 2 450,5 million rubles more vs. 2003.

539 618 numbers of local phone communication were commissioned during 12 months of year 2004. As compared with 2003 the commissioning of capacities in 2004 grew by 24,5 %.

GSM cellular communication network was expanded in the branch in the Republic of Maryi El by 51 000 numbers, and in Samara branch by 6,6 thousand numbers on the basis of BS NMT-450 equipment.

2652 km of intrazonal transmit lines were constructed.

22 170 DLD channels at automated trunk line exchanges were commissioned.

13 666 m3 of commercial objects were constructed:

In Nizhny Novgorod branch communication center buildings were constructed in village Sechenovo and Parizhskoi communy settlement;

In Orenburg branch additional building to communication center structure and to garage was constructed in Sorochinsk town;

In Saratov branch additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.

During 2004 the expenses for the development of local telephone communication amounted to 4 434,9 million rubles or 63,7 % of the total volume of investments. The investments to DLD telephone communication amounted to 754,2 million rubles or 10,8 % of the total volume of investments. Investments to mobile communication development amounted to 191,6 million rubles (2,8% of the total volume of investments). 500,6 million rubles or 7,2 % were spent for the development of new services and technologies, which is by 84 million rubles more than in 2003.

In 2004 the 1-st phase of "Inter-regional multi-service corporate data transfer network of OJSC "VolgaTelecom" project was realized.

The object of investment is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC "VolgaTelecom" of the total estimated cost of 261,5 million rubles.

Assessment of the issuer's activity results matching to the industry's development tendencies:

Upon the whole the Company's results match telecom industry growth.

Forecast as regards the industry's future development:

It is expected that the share of income at the markets of local and long-distance communication will continue to reduce and the share of income at the market of mobile communication and Internet will grow. The tendencies of DLD & ILD development are connected with the development of alternative communication services such as IP-telephony, Internet, etc. which results in the reduction of the share of income from DLD & ILD services in the total share of proceeds.

Basic factor and conditions affecting the issuer's activity and the results of such activity:

In 2004 in Russian Federation a long period of telecom market development on the basis of monoservice of voice communication provision was actually completed, this nomoservices being completely ensured within communication operator. This happened both due to the development of convergent IP-technology (voice + data transfer) and due to the awareness of the fact that the

content of modern communication networks is in the first place the information of various nature (from serious, business and to entertainment and game).

Liberalization of Russian telecom services market in the first turn will affect the market of long-distance communication. Since 01.07.05 after transition to a new pattern of mutual settlements with OJSC "Rostelecom" the most likely scenario will be the reduction of the Company's income from long-distance communication due to the loss of price formation control.

The perspectives of keeping the mechanisms of local communication services cross-subsidy are also unclear.

Implementation of tariff plans in time-based billing system should positively affect the Company's development and the obtaining of additional income. Despite the fact that after the introduction of time-based billing system the total amount of the Company's income should not change.

The development of federal operators (both mobile and long-distance, IP-telephony, telematics) during 2004-2005 is firmly shifting to regional markets. As these operators (excluding the mobile ones) as a rule do not have their own "last mile" in the regions, their "competition" with OJSC "VolgaTelecom" comes to constant attempts of free of charge access to the Company's communication networks.

In spite of adopted statutory regulations the situation is unlikely to improve in the nearest future.

Accordingly, OJSC "VolgaTelecom" key competitive objective is to organize strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation.

In quarter 1 of 2005 the Ministry of communication started to license mobile virtual operator (MVNO), using mobile communication operators networks as the backbone network. Herewith MVNOs, according to the license, create their own subscribers' base and also make settlements with a subscriber in their own name. Similar in their substance "virtual operators" are already operating under the cover of license for telematics and local communication at the market of wire-line telephony (various kinds of prepaid cards for Internet or DLD access).

In the long run "virtual operators" exist only due to the fact that communication operator because of its non-market background, scope of business, or regulated price formation is not able to meet the customer requirements in full (both by service and by price).

Major generators of MVNOs development are unevenness of telecommunications development in the regions, spread in tariffs for "non-regulated" services in the regions, non-market of tariffs for basic services, and noncompetitiveness of the operators' marketing budgets.

One more tendency of Russian Federation telecommunications market is the construction by the operators of high capacity communication networks in their licensed zone, these networks being capable to transmit any types of traffic. For the purposes of loading the networks the operators apply different methods to stimulate the customers' traffic and the basic one is the ultimate price. Actually in any network traffic transfer price depends on the distance and also on availability of operators-middlemen at the route.

Basic competitors of the issuer in major trends of activity and the factors of the issuer's competitive ability:

In spite of high level of competition OJSC "VolgaTelecom" maintains high portion of market of traditional communication services – local, DLD & ILD telephone communication.

OJSC "VolgaTelecom" portion with due account for cellular communication is 39,5% of all revenues of telecom sector.

The shares of the Company's branches at the market of telecom services of the regions are provided below.



Share of branch in revenues
(cellular communication including)
90,00%
80,00%
70,00%
60,00%
50,00%
40,00%
30,00%
20,00%
10,00%
0,00%
64,45%
83,54%
73,45%
33,79%
81,91%
50,52%
18,47%
56,83%
63,99%
59,34%
40,07%
Kirov oblast
The Republic of Maryi El
The Republic of Mordoviya
Nizhny Novgorod oblast
Orenburg oblast
Penza oblast
Samara oblast
Saratov oblast
The Republic of Udmurtiya
Ulyanovsk oblast
The Republic of Chuvashiya

The objective set for the Company in the beginning of 2004 – to maintain the share in telecom market revenues at the level of at least 70% is achieved. The Company's share in revenues is 83,7%. Moreover, in revenues from local telephone communication services and DLD it is 86,6% and 94, 7% (it was supposed to maintain it at the level of at least 75%).

OJSC "VolgaTelecom" share in revenues from providing the services of access to information resources, cellular communication, IP-telephony, multi-service networks services, etc. still remains low – about 67,56% in revenues from recording communication, 0,91% - from mobile communication services, and 13,48% - from radio broadcasting and cable TV services of the entire region.

Considerable backlog demand for new services: VPN, ISDN, leased lines, wideband access, IP-telephony, and Internet access is observed at telecom markets of the regions where the Company is operating. In the years to come it is expected that the volume of new services market will grow and in this connection OJSC "VolgaTelecom" sets the following priorities of its activity in this segment of the market:

- *Further implementation of new technologies and services corresponding to the tendencies of market development and also to practical requirements of the users;*
- *Competitive recovery of new services, including in the area of servicing, quality and tariff policy;*
- *Further development of unified data transfer networks (multi-service networks) within the Volga Federal district;*
- *Introduction of universal cards for settlements for communication services in all the regions where the Company is operating;*
- *Development of special tariffs and provision of services in a "package", traditional communication services being included.*

One of the priorities in the area of services is further development of the system of pre-paid cards for communication services: Internet-card, service telephone cards, IP-telephony cards and payphone cards.

The values of the issuer's shares and its competitors for the last five accomplished fiscal years:

Name	Country of incorporation	Share at the market, %				
		2000	2001	2002	2003	2004
Company-issuer	Russia	60,2 %	57,70%	54,50%	45,60%	42%
Cellular communication operators	Russia	16,8 %	25,00%	30,40%	41,00%	46,09%
Other operators	Russia	23,0 %	17,3 %	15,1 %	13,4 %	11,91 %

Basic competitive advantages of alternative operators.

In local communication segment:

The lack of social obligations;
Construction of its network on the basis of digital switches;
Individual approach to every customer;
Higher quality of customer service.

In DLD & ILD communication segment:

Prompt reaction to market situation change;
Flexibility in relations with customers.

In Internet services segment:

Higher quality of servicing;
Individual tariffs for every subscriber;
Individual approach to every subscriber;
Prompt reaction to market situation change;
The lack of social obligations.

The list of factors of the issuer's competitive ability:

OJSC "VolgaTelecom" competitive advantages:

Availability of well-developed infrastructure;
Financial security allowing for investing into most profitable market segments and most promising business trends;
Quality of provided services;
Application properties of services;
Capability to form integrated services packages.

Essential factors that may improve the issuer's activity results:

Basic trends of the Company's activity for the development of competitive advantages are:

- Organization of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;
- Efficient utilization and development of network and infrastructure resources;
- Improvement of organizational effectiveness;
- Drastic enhancement of the role of marketing and sales in decision making;
- Formation and provision of integrated services packages to cut customers' costs;
- Radical change of operation in business sector segment on the basis of long-term partnership relations and organization of active model of direct sales as one of the most important instruments in competitive struggle.

Inter-regional multi-service data transfer network should become the Company's genuine competitive advantage (the first phase of its construction in Nizhny Novgorod oblast is already completed). The construction of this network will allow for creating virtual networks of large corporate customers in the Volga Federal district, and also for solving corporate tasks of information exchange between OJSC "VolgaTelecom" branches.

The probability of occurrence of positive factors is evaluated by the Issuer as high, and the duration of their effect depends upon general economic development of Russian Federation and telecommunications industry.

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

Full description of the issuer's management bodies and their competence in accordance with the issuer's charter (constitutive documents):
In accordance with articles 12, 13, 14, 15 of the issuer's Charter the Issuer's management bodies are:

General meeting of shareholders;
The Board of directors;
Management board;
General Director.

The issuer's shareholders (participants) general meeting competence as per its Charter (constitutive documents):
General meeting of shareholders is the Company's supreme management body.

In accordance with article 12.2 of the Issuer's Charter the competence of General meeting of shareholders covers the following issues that may not be transferred for solution to the Board of directors, the General Director or to the Management board of the Issuer:

"1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors, carried out by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

7) increase in the Company's charter capital by the increase in the shares face value, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

8) increase in the Company's charter capital by placement of additional shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

9) increase in the Company's charter capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

10) decrease in the Company's charter capital by the decrease in the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is

adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and early termination of their office, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's reports on profits and losses (profits and losses accounts), and also distribution of profit, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

16) passing resolution on approval of related party transactions, the resolution on which is adopted in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by the majority of three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

18) passing resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

21) passing resolution on reimbursement for the Company's account of the expenses for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not passed the resolution on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

22) release of a person, who independently or jointly with his affiliated persons acquired 30 and more percent of placed ordinary shares of the Company, from responsibility to acquire shares from other shareholders of the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting, excluding the votes by shares belonging to the specified person and his affiliated persons;

23) passing resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

24) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter."

Competence of the Board of directors (supervisory council) of the issuer in accordance with its charter (constitutive documents):

In accordance with article 13 of the Issuer's Charter the following issues are related to the competence of the Board of directors:

"13.4. The following issues are related to the competence of the Company's Board of directors:

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) approval of resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on the size of dividend on shares, on the form and the date of its payment, approval of internal document on dividends on the Company's shares;

15) the use of reserve fund and other funds of the Company;

16) approval of an internal document defining the procedures of internal control over financial and economic activity of the Company;

17) recommendations on the size of remunerations and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including definition of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision, carrying out the

functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provision on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of the Company's assets book cost defined by the data of its accounting statement as of the last report date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's balance-sheet assets cost defined by the data of its accounting statement as of the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) defining basic principles of construction of the Company's organizational structure;

23) establishment of branches, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;

25) approval of annual budgets, strategies and programs of branches development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

26) appointment of single executive body (General Director), defining the term of his/her authority, and also early termination of his/her office;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, and also early termination of the authority of the Management board members;

29) coordination of occupation by the person, carrying out the functions of singe executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;

30) permission to the person, carrying out the functions of single executive body, to combine these functions with work in paid jobs in other organizations;

31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the back office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (additional agreements), concluded with the General Director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be adopted by the Board of directors in accordance with the specified contracts;

34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other organizations by way of purchase, sales of shares, equity stake of other organizations, and also by way of making additional contributions into charter capitals of these organizations;

35) taking the decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;

36) taking the decisions on the issues of the agenda of general meetings of affiliated companies (supreme management bodies of other organizations), in which the Company is a sole participant;

37) defining the procedure of interaction of the Company with organizations in which the Company participates;

38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activity, about the Company's securities and transactions with them, the information not being publicly accessible;

40) approval of the procedure of risks management in the Company;

41) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competence of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;

42) other issues stipulated by Federal law "On joint stock companies" and the Charter."

The issues referred to the competence of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

Competence of single and collegial executive bodies of the issuer in accordance with its charter (constitutive documents):
In accordance with article 14 of the Issuer's Charter the following issues of the issuer's current activity management are related to the competence of the Management board:

"14.1. Management board is a collegial executive body organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

14.4. The following issues of the management of the Company's current activity are referred to the competence of the Company's Management board:

1) elaboration of motions on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, motions on introducing modifications to the specified documents;

2) approval of internal control procedures;

3) defining staff and social policy of the Company;

4) approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;

5) preparation of materials and drafts of resolutions on the issues subject to consideration at the shareholders general meeting, Board of directors and presentation of the materials to the committees of the Board of directors;

6) organizational-technical provision of the Company's bodies activity;

7) defining technical, finance-economic and tariff policy of the Company and the branches;

8) defining accounting policy, control over perfection of the methods of book keeping and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;

9) defining the methods of planning, budgeting and controlling of the Company and the branches;

10) defining the policy of ensuring the security of the Company and the branches;

11) defining the procedure of vesting the property to the branches and taking of property settled on the branches;

12) defining quantitative structure and appointment of members of collegial executive bodies of the branches, and also early termination of their authority, approval of Provision on a collegial executive body of a branch;

13) preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts;

14) approval of terms and conditions of contracts (additional agreements) concluded with the members of collegial executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified contracts;

15) approval of quarterly budgets of the branches, introduction of modifications into the specified documents;

16) analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their work perfection;

17) approval of internal documents regulating the issues within the competence of the Company's Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors;

18) approval of the Company's organizational structure, including basic functions.

14.5. The Company's Management board also has the right to take decisions on the management of the Company's current activity on the instructions of the Company's Board of directors or at the suggestion of the Company's General Director."

In accordance with items 15.1, 15.2, 15.3, 15.4 of the Issuer's Charter the competence of the General Director covers the issues of management of the Issuer's current activity, excluding the issues related to the competence of the Issuer's General meeting of shareholders, the Board of directors and the Management board:

"15.1. General Director – single executive body carrying out the management of the Company's current activity. General Director is appointed by the Company's Board of directors.

15.2. General Director takes decisions on the issues not referred by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

15.3. General Director carries out the functions of the Chairman of the Company's Management board.

15.4. General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

15.5. The Company's Board of directors has the right at any time to take the decision on early termination of authority of the Company's General Director and cancellation of the contract with him/her."

Data on availability of the issuer's internal document establishing the rules of the issuer's corporate governance:

On March 11, 2004 (minutes № 30) the issuer's Board of directors approved "The Code of corporate governance of OJSC "VolgaTelecom"- internal document establishing the rules of the issuer's corporate governance and regulating the Company's relations with shareholders and investors (Supplement № 1).

The definitive text of the issuer's Code is available in the Internet at:

http://www.vt.ru/?id=3547

Data on the changes introduced into the issuer's charter during the reporting period:
During the reporting period the changes into the charter were not introduced.

Data on availability of internal documents regulating the issuer's bodies activity.

The issuer's internal documents regulating the activity of its bodies:

Provision on the procedure of holding general meeting of shareholders of OJSC "VolgaTelecom" approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 27, 2003 (Minutes №3).

Provision on the Board of directors of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2 of March 27, 2003) with changes and addenda to the provision on the Board of directors approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 22, 2004 (Minutes №4) and on June 28, 2005 (Minutes №5);

Provision on the Management board of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2 of March 27, 2003) with changes approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on 22.06.2004 (Minutes №4);

Provision on auditing committee of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2 of March 27, 2003) with changes to the Provision on auditing committee approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on 22.06.2004 (Minutes №4).

Data on the changes introduced during the reporting period into internal documents regulating the activity of the issuer's bodies:
During the reporting period the changes into internal documents regulating the activity of the issuer's bodies were not introduced.

Definitive text of the Issuer's current Charter and internal documents of OJSC "VolgaTelecom" regulating the activity of the Issuer's bodies, and also approved changes and addenda to them are posted in Internet at the Company's site at:
http://www.vt.ru/?id=261
http://www.vt.ru/?id=308
http://www.vt.ru/?id=3547

5.2. Information about the persons making up the structure of the issuer's management bodies

Personal structure of every management body of the issuer specified in item 5.1 of quarterly report (excluding general meeting of shareholders).
The structure of the Board of directors of the Issuer OJSC "VolgaTelecom" elected by annual general meeting of shareholders on June 28, 2005:

Members of the Board of directors of the issuer:

The Chairman of the Board of directors:
Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***

Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2002 - 2002***
Organization: ***OJSC "Yartelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Artelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Organization: ***OJSC Joint Stock Commercial Bank "Svyaz-Bank"***
Post: ***member of the Board of directors***

Period: ***2002 - 2005***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2002 - 2005***
Organization: ***OJSC "North West Telecom"***
Post: ***the member of the Auditing committee***

Period: ***2002 - 2005***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Management board***

Period: ***2002 – present time***
Organization: ***OJSC "MGTS"***
Post: ***member of the Auditing committee***

Period: ***2003 - 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2003 - 2005***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the General Director***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management Board***

Period: ***2005 – present time***
Organization: ***OJSC "North West Telecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Southern Telecommunication Company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC JSCB "Svyaz - Bank"***
Post: ***chairman of the Board of directors***

Period: ***2005 –present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Members of the Board of directors:

Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - present time***
Organization: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and informatics***
Post: ***head of a chair***

Period: *2000 –present time*
Organization: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and informatics***
Post: ***rector***

Period: *2002 – present time*
Organization: ***Regional public association "Academy of telecommunications and informatics"***
Post: ***president (without pay)***

Period: *2002 – present time*
Organization: ***the Volga association of engineers "TELEINFO"***
Post: ***Vice-president (without pay)***

Period: *2004 – present time*
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2002 - 2002***
Organization: ***OJSC "Yartelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Artelecom"***
Post: ***member of the Board of directors***

Period: *2003 – 2003*
Organization: ***OJSC Joint Stock Commercial Bank "Svyaz-Bank"***
Post: ***member of the Board of directors***

Period: ***2002 - 2005***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2002 - 2005***
Organization: ***OJSC "North West Telecom"***
Post: ***the member of the Auditing committee***

Period: ***2002 - 2005***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Management board***

Period: ***2002 – present time***
Organization: ***OJSC "MGTS"***
Post: ***member of the Auditing committee***

Period: ***2003 - 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2003 - 2005***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the General Director***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management Board***

Period: ***2005 – present time***
Organization: ***OJSC "North West Telecom"***

Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Southern Telecommunication Company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC JSCB "Svyaz - Bank"***
Post: ***chairman of the Board of directors***

Period: ***2005 –present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Bobin Maxim Victorovich
Year of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***lawyer***

Period: ***2000 – present time***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***legal department head***

Period: ***2001 - 2002***
Organization: ***Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation***
Post: ***teacher at the chair of international law***

Period: ***2001 - 2003***
Organization: ***OJSC "Science and Production Association "Plastik"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***

Organization: ***OJSC "Abrasive factory "Ilyich"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Management company Kirovenergo"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Smolenskenergosbyt"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: OJSC ***"Vladimirskaya electric power company"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Penza electric power management company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC"TGK-6"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Bulancha Sergey Anatolievich
Year of birth: ***1959***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2004***
Organization: ***OJSC "Surguttel"***
Post: ***General Director***

Period: ***2004 – present time***
Organization: ***OJSC "Federal agency of telecommunication"***
Post: ***chief of communication department***

Period: ***2005 – present time***
Organization: ***OJSC "Federal communication agency"***
Post: ***deputy to the chief***

Period: ***2004 – present time***
Organization: ***OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Ivtelecom"***
Post: ***member of the Board of directors***

Period: *2000 - 2002*
Organization: *OJSC "Sakhalinsvyaz"*
Post: *member of the Board of directors*

Period: *2000 - 2002*
Organization: *OJSC "Elektrosvyaz" of Kaluga oblast*
Post: *Chairman of the Board of directors*

Period: *2000 - 2002*
Organization: *OJSC "UdmurtTelecom"*
Post: *Chairman of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "Svyazinvest"*
Post: *deputy to the director – chief of the sector of representatives of Corporate Management Department*

Period: *2000 - 2000*
Organization: *OJSC "Karachayevo - Cherkesskelektrosvyaz"*
Post: *member of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "Uralsvyazinform"*
Post: *member of the Board of directors*

Period: *2000 - 2000*
Organization: *OJSC "Svyazinform" of Penza oblast*
Post: *member of the Board of directors*

Period: *2000 - 2002*
Organization: *OJSC "Elektrosvyaz" of Rostov oblast*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of Penza oblast*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of the Republic of Adygei*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of Ulyanovsk oblast*
Post: *member of the Board of directors*

Equity stake in charter capital of the issuer: *0,00061%*
Stake of the issuer's ordinary shares: *none*

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***

Stake in affiliated/dependent companies of the issuer: ***none***

Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Degtyarev Valeryi Victorovich

Year of birth: ***1957***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***

Organization: ***CJSC "Metrocom"***

Post: ***director of marketing and development department***

Period: ***2000 - 2000***

Organization: ***CJSC "Comcor -TV"***

Post: ***first deputy to the General Director***

Period: ***2000 - 2001***

Organization: ***LLC "DTS"***

Post: ***deputy to the General Director***

Period: ***2001 - 2001***

Organization: ***CJSC "Company TransTeleCom"***

Post: ***advisor to president***

Period: ***2001 – present time***

Organization: ***CJSC "Professional Telecommunications"***

Post: ***General Director***

Period ***2004 – present time***

Organization: ***OJSC "Tetrasvyaz"***

Post: ***General Director***

Period: ***2001 – present time***

Organization: ***CJSC "Professional Telecommunications"***

Post: ***member of the Board of directors***

Period: ***2004 – present time***

Organization: ***CJSC "Radiotel"***

Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Kulikov Denis Victorovich
Year of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***SRO "NAUFOR"***
Post: ***expert of department for investors' rights protection***

Period: ***2000 - 2002***
Organization: ***CJSC "NAUC «NAUFOR"***
Post: ***expert of consulting center***

Period: ***2002 - 2004***
Organization: ***OJSC "Bryanskenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "Kalugaenergo"***

Post: ***member of the Board of directors***

Period: ***2001 –present time***
Organization: ***Association for investors' rights protection***
Post: ***expert***

Period: ***2002 – present time***
Organization: ***OJSC "Cherepetskaya state district power plant"***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "Ryazanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Pechorskaya state district power plant"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Southern Telecommunication Company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Vladimirskaya electric power company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Penzenskaya electric power generating company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2001***
Organization: ***CJSC "PeterStar"***
Post: ***General Director***

Period: ***2001 - 2003***
Organization: ***OJSC "Rostelecom"***
Post: ***General Director***

Period: ***2001 - 2003***
Organization: ***OJSC "Rostelecom"***
Post: ***chairman of the Management board***

Period: ***2001 - 2003***
Organization: ***non- government pension fund "Rostelecom- Garantiya"***
Post: ***member of the fund's council***

Period: ***2001 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2001 - 2003***
Organization: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***CJSC "Globaster - Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "RTCom.RU"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***CJSC "Interfax -Telecom"***
Post: ***member of the Board of directors***

Period: *2002 - 2004*
Organization: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2003 - 2003*
Organization: *OJSC "RTK-Leasing"*
Post: *chairman of the Board of directors*

Period: *2003 - 2004*
Organization: *OJSC "North West Telecom"*
Post: *General Director*

Period: *2003 - 2004*
Organization: *OJSC "North West Telecom"*
Post: *chairman of the Management board*

Period: *2004 - 2004*
Organization: *OJSC "North West Telecom"*
Post: *member of the Board of directors*

Period: *2004 - 2004*
Organization: *Non-commercial partnership "The center of investigation of telecommunication problems"*
Post: *member of the council of the partnership*

Period: *2004 – present time*
Organization: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2004 – present time*
Organization: *OJSC "Svyazinvest"*
Post: *first deputy to the General Director*

Period: *2004 – present time*
Organization: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Organization: *Interregional commercial bank of development of telecommunication and informatics (Open Joint Stock Company)*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC of domestic and international long-distance electric communication "Rostelecom"*
Post: *member of the Board of directors*

Period: *2005 – present time*

Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Southern Telecommunication Company"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Slizen Vitalyi Alexandrovich
Year of birth: ***1970***
Education: ***higher education***

Posts held during the last 5 years:

Posts held during the last 5 years:

Period: ***2000 – 2001***
Organization: ***OJSC "Telecominvest"***

Post: ***director of division of fixed-line communication, director of department for development of fixed-line communication projects***

Period: ***2001 – 2004***
Organization: ***OJSC "Interregional TransitTelecom"***
Post: ***first deputy to the General Director***

Period: ***2004 – present time***
Organization: ***Ministry of information technologies and telecommunication of Russian Federation***
Post: ***director of department for state policy in the sphere of information and communication technologies***

Period: ***2000 – 2001***
Organization: ***CJSC "Web Plus"***
Post: ***member of the Board of directors***

Period: ***2000 – 2001***
Organization: ***CJSC "Saint-Petersburg payphones"***
Post: ***member of the Board of directors***

Period: ***2000 – 2001***
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: ***2000 – 2001***
Organization: ***OJSC "Telecominvest"***
Post: ***member of the Management board***

Period: ***2000 – 2001***
Organization: ***CJSC "Petersburg TransitTelecom"***
Post: ***member of the Board of directors***

Period: ***2000 – 2002***
Organization: ***CJSC "Saint-Petersburg informational company"***
Post: ***member of the Board of directors***

Period: ***2002 – 2004***
Organization: ***OJSC "Interregional TransitTelecom"***
Post: ***member of the Board of directors***

Period: ***2001 – 2004***
Organization: ***OJSC "Interregional TransitTelecom"***
Post: ***member of the Management board***

Period: ***2003 – 2004***
Organization: ***CJSC "NevaLine"***
Post: ***member of the Board of directors, chairman of the Board of directors***

Period: *2004 – 2005*
Organization: ***OJSC "Moscow cellular communication"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Dagsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2002***
Organization: ***SRO NAUFOR***
Post: ***member of the Management board***

Period: ***2000 – 2003***

Organization: *Association for the investors' rights protection*
Post: *head of the group of independent directors with the Association*

Period: *2000 - 2000*
Organization: *SRO NAUFOR*
Post: *head of the Department of the investors' rights protection*

Period: *2000 - 2002*
Organization: *SRO NAUFOR*
Post: *director of NAUFOR consulting center*

Period: *2000 - 2001*
Organization: *SRO NAUFOR*
Post: *head of the Department for infrastructure and competition at the securities market*

Period: *2002 - 2003*
Organization: *OJSC "Kalugaenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *Association for the investors' rights protection*
Post: *deputy to the executive director*

Period: *2002 - 2003*
Organization: *OJSC "Astrakhanenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Kurskenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Sverdlovenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *OJSC "Omskenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2004*
Organization: *OJSC "Nizhnovenergo"*
Post: *member of the Board of directors*

Period: *2003 - 2004*
Organization: *OJSC "Kubanenergo"*
Post: *member of the Board of directors*

Period: *2003 – present time*

Organization: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finances department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Organization: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***Association for investors' rights protection***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of liquidity increase program of the Department of securities***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinvest"***
Post: ***head of the sector for investors' relations, development of shares secondary market of the securities Department***

Period: ***2000 - 2001***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Martelcom"***

Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***chairman of the Board of directors***

Period: ***2001 – 2004***
Organization: ***OJSC "Svyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of the Department of securities***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - 2004***
Organization: ***OJSC "Lensviayz"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***director of the Department of stock capital***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Single executive body and also the members of the issuer's collegial executive body:

Personal structure of the issuer's collegial executive body – the Management board:

The Chairman of the Management board:

Omelchenko Sergey Valerievich
Year of birth: ***1963***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2002***
Organization: ***technical node of trunk communication and TV № 3 of branch of OJSC of DLD and ILD communication "Rostelecom"***
Post: ***director of technical node - 3***

Period: ***2002 - 2003***
Organization: ***branch of OJSC "Rostelecom" – territorial center of DLD communication and TV № 5 (TCDLDC – 5)***
Post: ***director of General directorate of TCDLDC – 5***

Period: ***2003 - 2005***
Organization: ***the Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Members of the Management board:

Ganeeva Alla Albertovna
Year of birth: ***1951***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of sector of communication networks service of the Department of communication***

Period: ***2000 - 2000***
Organization: ***OJSC "MGTS"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinform" of the Republic of Mordoviya***
Post: ***chairman of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Elektrosvyaz" of Moscow oblast***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "Novocom"***
Post: ***member of the auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2002***
Organization: ***LLC "First independent registrar"***
Post: ***Chairman of the board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***
Post: ***member of the Board of directors***

Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Kirovelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***CJSC "RusLeasingSvyaz"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***LLC "The First independent registrar"***
Post: ***member of the Board of directors***

Period: ***2003 - 2005***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Orenburg - GSM"***

Post: ***Chairman of the Board of directors***

Period: ***2003 - 2005***
Organization: ***CJSC "Saratov Mobile"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Tatincom – T"***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Organization: ***CJSC "Public telephone Saratov"***
Post: ***member of the Board of directors***

Period: ***2004 - 2004***
Organization: ***CJSC "Digital networks of Udmurtiya - 900"***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Organization: ***OJSC "ICN "Omrix"***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Organization: ***CJSC "Ulyanovsk GSM"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom" Nizhny Novgorod branch***
Post: ***deputy to the director of the branch for personnel and general issues***

Equity stake in the charter capital of the issuer: ***0,00015%***
Stake of the issuer's ordinary shares: ***0,00021%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - present time***

Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Republic of Mordoviya***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Chuvash Republic***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Kirillov Alexander Ivanovich
Year of birth: ***1956***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 – 2005***
Organization: ***CJSC "Pulse - Radio – Yoshkar-Ola"***
Post: ***chairman of the Board of directors***

Period: ***2000 – 2005***
Organization: ***CJSC "Pulse - Radio"***
Post: ***chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Martelcom" of Maryi El Republic***
Post: ***General Director***

Period: ***2002 – 2004***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director - director of the branch in Maryi El Republic***

Period: *2002 - 2002*
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Martelcom" branch of Maryi El Republic***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director (technical director)***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***OJSC "Tatincom –T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Ulyanovsk-GSM"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***0,06681%***
Stake of the issuer's ordinary shares: ***0,08757%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Kormilitsyna Lyudmila Alexeevna
Year of birth: ***1955***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***OJSC "Rostovelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Svyazinvest»***
Post: ***head of sector of communication department***

Period: ***2000 - 2002***
Organization: ***OJSC "Yamalelektrosvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinform" of Penza oblast***
Post: ***chairman of the Board of directors***

Period: ***2001 - 2005***
Organization: ***OJSC "Svyazinvest»***
Post: ***deputy to the director of communication department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 - 2003***
Organization: ***OJSC "Southern Telecom Company"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest»***
Post: ***deputy to the chief of sector of representatives of corporate governance Department***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2002***
Organization: ***technical node of trunk communication and TV № 3 of branch of OJSC of DLD and ILD communication "Rostelecom"***
Post: ***director of technical node - 3***

Period: ***2002 - 2003***
Organization: ***branch of OJSC "Rostelecom" – territorial center of DLD communication and TV № 5 (TCDLDC – 5)***

Post: ***director of General directorate of TCDLDC – 5***

Period: ***2003 - 2005***
Organization: ***the Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Pozdnyakov Denis Vyacheslavovich
Year of birth: ***1976***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***CJSC "Lenteplosnab"***
Post: ***adviser***

Period: ***2001 – 2001***
Organization: ***CJSC "Lenteplosnab"***
Post: ***head of financial department***

Period: ***2001 – 2002***

Organization: ***CJSC "Lenteplosnab"***
Post: ***deputy to the General Director for finances and economics***

Period: ***2002 – 2002***
Organization: ***State Unitary Enterprise "St.Petersburg fuel and energy complex"***
Post: ***chief of Treasury of the sector of Finance department of the office of the director for finances***

Period: ***2002 – 2002***
Organization: ***State Unitary Enterprise "St.Petersburg fuel and energy complex"***
Post: ***director for finances***

Period: ***2002 – 2003***
Organization: ***State Unitary Enterprise "St.Petersburg fuel and energy complex"***
Post: ***first deputy to the General Director (for finances and economics)***

Period: ***2004 –2005***
Organization: ***OJSC "Regional communal investments", Moscow***
Post: ***director for economics and finances***

Period: ***2005 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***economics and finances adviser of General directorate management***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director for economics and finances of the General directorate***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "RTCOM"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "Razvitie"***
Post: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of general accounting department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of general accounting department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of General Directorate***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Sipatova Taisiya Mikhailovna
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***first deputy to the Department director***

Period: *2001 - 2002*
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***acting director of the Department of finances***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of treasury***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director for economics and finances***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 -2004***
Organization: ***CJSC "JSCB "C-Bank"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Organization: ***CJSC Joint Stock Commercial Bank "C - Bank"***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom" Nizhny Novgorod branch***
Post: ***deputy to the Director of the branch for economics and finances***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

The issuer's single executive body: ***Omelchenko Sergey Valerievich***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***technical node of trunk communication and TV № 3 of branch of OJSC of DLD and ILD communication "Rostelecom"***
Post: ***director of technical node - 3***

Period: ***2002 - 2003***
Organization: ***branch of OJSC "Rostelecom" – territorial center of DLD communication and TV № 5 (TCDLDC – 5)***
Post: ***director of General directorate of TCDLDC – 5***

Period: ***2003 - 2005***
Organization: ***the Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

All kinds of remunerations that were paid by the issuer for 2004 fiscal year to the issuer's Board of directors members:

The amount of income of all members of the Board of directors for 2004: *22 825 950 rubles*
The remuneration of the members of the Board of directors for 2004 is defined in accordance with the Provision on the Board of directors and amounts to 21 605 080 rubles. Member of the Board of directors – Lyulin V.F. is a staff member of OJSC "VolgaTelecom" and is also a member of the issuer's Management board. His income as a staff member is reflected in the amount of income of the Management board members.

The Committee for corporate governance with the Board of directors.
Remuneration to the members of the Committee for corporate governance with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 356 087 rubles.

The Committee for strategic development with the Board of directors.
Remuneration to the members of the Committee for strategic development with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 356 087 rubles.

The Committee for staff and rewards with the Board of directors.
Remuneration to the members of the Committee for staff and rewards with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 288 261 ruble.

The Committee for audit with the Board of directors.
Remuneration to the members of the Committee for audit with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 220 435 rubles.

Information about existing arrangements as regards such payments in 2005:

Members of the Company's Board of directors during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to norms (percent):

- ***of EBITDA of the Company by IFRS accounting statement data for the reporting year;***
- ***of the Company's net profit by the results of the reporting year, allocated to the payment of dividends.***

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Boar d of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Norms (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified structure of the Board of directors.

Annual general meeting of shareholders of OJSC "VolgaTelecom" held on June 28, 2005 considered the issue of determining the size of remuneration to the Issuer's Board of directors members and the following resolution was passed:

"To approve the following norms (percent) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at the specified annual general meeting of shareholders:

- in the amount of 0,115% (one hundred fifteen thousandth of percent) of the Company's EBITDA by IFRS accounting statement data for 2005;

- in the amount of 0,164% (one hundred sixty-four thousandth of percent) of the Company's net profit, allocated to the payment of dividends by the results of 2005."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of 40 000 rubles (for the participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs carried out by the Company.

All kinds of remunerations that were paid by the issuer for 2004 fiscal year to the issuer's Management board members:

The amount of income of all members of the Management board for 2004: ***40 663 384 rubles***

All kinds of remunerations to the issuer's Management board members for 2004 are 40 663 384 rubles and represent the following types of payments:

Remuneration to the members of the Management board for 2004 is defined in accordance with the Provision on Management board and amounts to 7 863 216 rubles.

Payments to the Management board members who are staff employees of OJSC "VolgaTelecom" in the amount of 32 800 168 rubles, including:

Salary in the amount of 16 192 124 rubles.

Bonuses in the amount of 13 729 876 rubles.

Compensation of expenses in the amount of 113 351 ruble.

Dividends in the amount of 1 311 037 rubles.

Other property grantings in the amount of 1 453 780 rubles.

Member of OJSC "VolgaTelecom" Management board – Lyulin V.F. is also a member of the issuer's Board of directors. Remunerations received by him from the Board of directors are reflected in the amount of payments to the members of the Board of directors".

Information about existing arrangements as regards such payments in 2005:

The members of the Company's Management board during the period of their duties

execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the resolution of the Company's Board of directors in accordance with the Provision on remuneration of OJSC "VolgaTelecom" Management board members, the specified Provision being approved by the Board of directors on March 26, 2005 (Minutes №26).

The Management board members are entitled to participate in option programs carried out by the Company.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity

Full description of the structure of the bodies controlling the issuer's financial-economic activity and their competence in accordance with the issuer's charter (constitutive documents):

In accordance with article 17 of OJSC "VolgaTelecom" Charter the control over the Company's financial-economic activity is carried out by the following control authorities:

Auditing committee (independent control body of the Company elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders and consisting of 5 persons.);

Structural subdivision - Department of internal audit, performing the functions of internal control;

And also an independent auditor is involved.

"The competence of the Auditing committee comprises:
- Checking of reliability of the data contained in reports and other financial documents of the Company;
- Revealing the facts of infringement of procedures of book keeping and presenting the financial reporting established by legal acts of the Russian Federation;
- Checking of observance of legal norms during calculation and payment of taxes;
- Revealing the facts of infringement of legal acts of Russian Federation according to which the Company carries out its financial and economic activity;
- Evaluation of expediency of financial and economic operations of the Company.
17.2.3. Checking (audit) of financial and economic activity of the Company by the Auditing committee is carried out by the results of the Company's activity for a year.
Checking (audit) of financial and economic activity of the Company is carried out also at any time:
On the initiative of the Auditing committee of the Company;
By the resolution adopted by the general meeting of shareholders of the Company;
By the decision of the Board of directors of the Company;
At the request of a shareholder (shareholders) of the Company owning in aggregate at least 10 percent of the Company's voting shares on all issues of the competence of the general meeting of shareholders as of the date of the request submitting.
17.2.4. At the request of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activity of the Company.
17.2.5. The procedure of activity of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders."
17.3. In order to secure permanent internal control of all economic operations in the Company, the special structural sub-division is created in the Company, not dependent on agencies of the Company. Its activity is supervised directly by the Board of directors of the Company.
The functions of the specified structural sub-division, the due procedure of its activity, the procedure of appointment of the workers, requirements to them are defined by an internal

document approved by the Board of directors of the Company.
17.4. For checking and confirming the correctness of the annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.
17.4.1. An auditor carries out auditing of financial and economic activity of the Company according to legal acts of Russian Federation on the basis of the contract concluded with it.
17.4.2. The General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, include the size of payment for its services, and are approved by the Board of directors of the Company.
17.4.3. Auditing of the Company's activity should be carried out at any time on demand of shareholders with cumulative share in the authorized capital of 10 percent or more. Shareholders - initiators of auditing submit a written requirement to the Board of directors which should contain the cause of requirement, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his authorized proxy. If the requirement is signed by the authorized proxy, the document confirming his power of attorney should be enclosed too."

Information about availability of the issuer's internal document laying down the rules on preventing the insider dealings:
The Issuer's internal document laying down the rules on preventing the insider dealings is specified in Supplement № 2.

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity

The structure of the Company's Auditing committee

The Auditing committee consists of 5 persons:

Golubitskyi Bogdan Ivanovich
Year of birth: *1979*
Education: *higher education*

Period: *2000 - 2001*
Organization: *OJSC "Svyazinvest"*
Post: *specialist of 1-st category of the sector of analysis, forecasting and summary planning of business processes of the department of economic forecasting and summary planning*

Period: *2001 – 2002*
Organization: *OJSC "Svyazinvest"*
Post: *leading specialist of the sector of economic planning and budgeting of the department of economic and tariff policy*

Period: *2002 – 2003*
Organization: *OJSC "Svyazinvest"*
Post: *main specialist of the sector of economic planning and budgeting of the department of economic and tariff policy*

Period: *2003 – 2005*
Organization: *OJSC "Svyazinvest"*
Post: *main specialist of the sector of budgeting of the department of economic planning and budgeting*

Period: *2005 – present time*

Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of budgeting of the department of economic planning and budgeting***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Zubova Tatiana Yurievna
Year of birth: ***1960***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***chief of the sector of reporting of the department of accounting and reporting***

Period: ***2003 – 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***contract labor in the sector of methodology of the department of accounting records***

Period: ***2003 – 2004***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of methodology of the department of accounting records***

Period: ***2004 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the chief of the sector of methodology of the department of accounting records***

Period: ***2005 – present time***
Organization: ***CJSC "Startcom"***
Post: ***auditor***

Period: ***2005 – present time***
Organization: ***CJSC "Yeniseitelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

- ***Kachurin Alexander Vladimirovich***

Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***branch of LL Bank "MENATEP St.P" in Voronezh city***
Post: ***specialist, senior specialist of the sector of crediting***

Period: ***2003 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of treasury of the department of finances***

Period: ***2004 – 2005***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Auditing committee***

Period: ***2004 – 2005***
Organization: ***CJSC JSCIB "Pochtobank"***
Post: ***member of the Auditing committee***

Period: ***2004 – 2005***
Organization: ***CJSC "Yeniseitelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***

Organization: ***OJSC "North-West Telecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***CJSC "STeC GSM"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

<u>Koroleva Olga Grigorievna</u>
Year of birth: ***1950***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1995 - 2001***
Organization: ***LLC "Audit-center"***
Post: ***director***

Period: ***2001 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of methodology of the department of accounting records***

Period: ***2003 - 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the chief accountant***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2003 - 2004***
Organization: ***CJSC "Vladimir-Teleservice"***
Post: ***member of the Auditing committee***

Period: ***2003 - 2004***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Giprosvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***CJSC "MC NTT"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "AEROCOM"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Feoktistova Nataliya Vadimovna
Year of birth: ***1966***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 –2002***
Organization: ***OJSC "Elektrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of legal provision department***

Period: ***2001 –2002***
Organization: ***OJSC "Kirovelektrosvyaz"***

Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***head of the group for operation with affiliated companies of legal provision department***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***head of sector of legal provision department***

Period: ***2004- present time***
Organization: ***OJSC "JSC Mobiltelecom"***
Post: ***member of the Board of directors***

Period: ***2005 –2005***
Organization: ***Open Joint Stock Company "Information technologies of communication"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Mobitel"***
Post: ***auditor***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

As of 01.10.05 the Department of internal audit with the General Directorate of OJSC "VolgaTelecom" consists of 6 persons:

Feklin Alexander Vasilievich
Year of birth: ***1947***
Education: ***higher education***

Posts held during the last 5 years:

Period: *2000 - 2003*
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of auditing section***

Period: *2003 – 2005*
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Period: *2005 – present time*
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***0,000009%***
Stake of the issuer's ordinary shares: ***0,000011%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Tsyrkov Vladimir Venedictovich
Year of birth: ***1952***
Education: ***higher education***

Post held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***solo trader***
Post: ***accountant***

Period: ***2002 – 2003***
Organization: ***LLC "F1-Group"***
Post: ***auditor***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Ablyasov Vladimir Pavlovich
Year of birth: ***1967***
Education: ***higher education***

Post held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***Inspection of Taxation Ministry for Avtozavodskyi district of Nizhny Novgorod city***
Post: ***tax inspector of 2-nd rank***

Period: ***03.2002 – 07.2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***inspector-auditor of auditing section***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Ivashova Lyudmila Alexandrovna
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***LLC "Inko-Lanns"***
Post: ***deputy to the director***

Period: ***2000 – 03.2004***
Organization: ***OJSC "Gorky Railroad"***
Post: ***chief accountant of general service department***

Period: ***03.2004 – 08.2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Period: ***08.2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of methodology sector of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***top specialist in taxes***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***top specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Bryskina Olga Vyacheslavovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***LLC "Tekhnos-M"***
Post: ***accountant***

Period: ***2000 – 2002***
Organization: ***LLC "Konfid-Audit"***
Post: ***guidance counselor***

Period: *2002 – 2003*
Organization: ***LLC "Nizhegorodgazaudit"***
Post: ***assistant to an auditor***

Period: *2003 – 2004*
Organization: ***LLC "Audit Company "Yumita"***
Post: ***chief accountant***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

All types of remunerations paid by the issuer for 2004 fiscal year to each body of control over the issuer's financial-economic activity.

The amount of income of the members of the Auditing committee for 2004 was 5 285 842 rubles. The payments to the members of the Auditing committee in 2004 consist of remuneration, defined in accordance with the Provision on the Auditing committee in the amount of 5 285 842 rubles. Member of the Auditing committee Feklin A.V. is a staff employee of the Department of internal audit and control of the issuer. His income as a staff employee is reflected in the amount of income of the employees of the Department of internal audit and control of OJSC "VolgaTelecom".

For the Auditing committee's work (including for holding sessions of the Auditing committee and for the time of carrying out audits) the Issuer provides premises equipped with office appliances (telephones, faxes, computers, printers and other office appliances at the reasonable request of the Auditing committee's chairman). The premises provided should be located so that they made no hindrances in the Auditing committee's work.

The Auditing committee at the expense of the Issuer is provided with stationery and other expendable materials in the amount necessary for the Auditing committee's activity.

The members of the Auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the Auditing committee.

The members of the Auditing committee in the period of their execution of their duties are paid quarterly remuneration in the amount of 150 000 rubles to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election

of the Auditing committee occurred, is paid proportionally to the time worked in the quarter.

The amount of income of the employees of the Department of internal audit and control of the issuer for 2004 was 2 015 970 rubles.
The remuneration consists of income of the issuer's staff employees including salary in the amount of 1 125 827rubles in accordance with staffing table, bonuses in the amount of 763 562 rubles, compensation of expenses in the amount of 16 752 rubles and other income from the issuer in the amount of 109 829 rubles. Feklin A.V. - the employee of the Department of internal audit and control is also a member of the issuer's Auditing committee and his remunerations as a member of the Auditing committee are reflected in the payments to the members of the Auditing committee of the issuer.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

The issuer's staff on the payroll, including the employees working in its branches and representation offices, and also the amount of deductions for wage and social insurance:

Item description	Reporting period Quarter 3 of 2005
Staff on the payroll, men	46 194
The share of the issuer's employees, having higher professional education, %	24,8
The amount of monetary funds spent for labor remuneration, thousand rubles	1 464 015,5
The amount of monetary funds spent to social welfare, thousand rubles	44 132,1
Total amount of spent monetary funds, thousand rubles	1 508 147,6

The change of the number of the issuer's employees (workers) for the reporting period is not significant for the issuer.

The employees materially affecting the Issuer's financial-economic activity (key employees)
Omelchenko Sergey Valerievich – OJSC "VolgaTelecom" General Director

The issuer's employees (workers) established trade union body, which is functioning now.

5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter (reserve) capital (share fund)

The issuer's liabilities relating to the opportunity of the issuer's employees (workers) to participate in its charter capital:
The issuer has no liabilities to the employees (workers) related to their opportunity to participate in the issuer's charter capital.

Information about granting or possibility of granting of the issuer's options to the issuer's employees (workers): *The issuer did not float options.*

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of persons registered in the issuer's shareholders register as of the date of the end of the reporting quarter: ***29 300.***
Total number of the nominee holders of the issuer's shares: ***26***

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter (reserve) capital (share fund) or at least 20% of their common stock

1. Full and abbreviated brand names:
Open Joint Stock Company "Investment company of communication"
OJSC "Svyazinvest"
Location: ***119121, Moscow, Pluyshchikha str., 55, bld. 2***
Taxpayer Identification Number: ***7710158355***
The size of the issuer's participant (shareholder) stake in the issuer's charter capital: ***38,0035%***
The size of the stake of the issuer's common stock: ***50,6704%***

Shareholders (participants) possessing at least 20% of the charter capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated brand names:
Mustcom Limited
Location:
Julia House 3
Themistoklis Dervis Street CY – 1066
Nicosia, Cyprus
Size of share in the charter capital of the issuer's shareholder (participant): ***25%+1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%+1 share
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated brand names:
Russian Federation represented by Federal agency for federal property management
Ros.imushchestvo
Location: ***103865, Moscow, Nikolskyi pereulok, 9***
Taxpayer Identification Number: ***7710542402***
Size of share in the charter capital of the issuer's shareholder (participant): ***75% - 1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
75% -1 share
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

2. Full and abbreviated brand names:

Lindsell Enterprises Limited
Location:

Cyprus, 2-4 Archbishop Mackarios III
Avenue Capital Center, 9-th floor
Cyprus, Nicosia 1505

The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***6,39%***
The size of the stake of the issuer's ordinary shares: ***1,21%***

Shareholders (participants) possessing at least 20% of the charter capital or at least 20% of ordinary stock of the issuer's shareholder (participant):
The issuer does not have the specified information.

Nominee holders in favor of which the issuer's shares making up at least 5% of the issuer's charter capital or at least 5% of the issuer's ordinary stock are registered in the issuer's shareholders register:

3. Full and abbreviated brand names:
(Nominee shareholder)
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY)
"ING BANK (Eurasia) CJSC"
Location:
127473, Moscow, Krasnoproletarskaya str., 36
Contact phone: ***(095) 755-54 00***
Fax: ***(095) 755-54 99***
E-mail address: mail@ibimos.ru
Number, issue date and validity term of the license of professional participant at the securities market:
№ 077-07405-001000 of 23.01.2004 – securities management activity
Till 23.01.2007.
Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***
The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***57 559 692 pieces***

4. Full and abbreviated brand names:
(Nominee shareholder)
Closed Joint Stock Company "Depositary – Clearing Company"
CJSC "DCC"
Location:
115162, Moscow, Shabolovka str., 31, structure Б
Contact phone: ***(095) 956-09 99; 411-83 38***
Fax: ***(095) 232-68 04; 411-83 37***
E-mail address: dcc@dcc.ru
Number, issue date and validity term of the license of professional participant at the securities market:
№ 177-06236-000100 of 09.10.2002 – depositary activity
Without limitation of validity term

№ 177-06229-000010 of 07.10.2002 – clearing activity
Without limitation of validity term
Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***
The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***14 679 487 pieces***

6.3. Data on participation share of the state or municipal organization in the issuer's Charter (reserve) capital (share fund), availability of special right ("golden share")

The size of the stake of the issuer's charter capital being in state (federal) property: ***0,6004232 %***
Full brand name: ***Specialized government agency with Russian Federation government "Russian Fund of Federal property"***
Location: ***119049, Moscow, Leninskyi avenue, 9***
The size of the stake of the issuer's charter capital being in state ***(RF subjects)*** property: ***0,0000015 %***
Full brand name: ***State unitary enterprise of Nizhny Novgorod oblast***
Regional agency of investments promotion
Location: ***603086, Nizhny Novgorod city, Sovnarkomovskaya str., 13***

The availability of the special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company (of "golden share"):
Special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company (of "golden share") is not stipulated.

6.4. Data on limitations for participation in the issuer's Charter (reserve) capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes granted to one shareholder.
According to Russian Federation legislation or to other regulations of Russian Federation there are no limitations of the stake of participation of foreign entities/persons in the issuer's charter capital.
There are no other limitations related to participation in the issuer's charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock

Structures of the issuer's shareholders (participants) who possessed at least 5% of the issuer's charter capital or at least 5% of the issuer's ordinary stock as defined of the date of the list of persons/entities who had the right to participate in every general meeting of the issuer's shareholders (participants) held during the last 5 accomplished fiscal years preceding the end date of the reporting quarter as per the list of persons/entities who had the right to participate in every of such meetings.

<u>On June 28, 2000</u> annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 1, 2000.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,7%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	20,9%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Brunswick Warburg Nominees" -	5,5%	1,3%
	nominee shareholder: Fenway Services Limited	5,2%	0,9%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY – nominee	9,0%	12,0%
	shareholder: The Bank of New York International Nominees	9,0%	12,0%

<u>On June 25, 2001</u> annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,7%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,5%	21,2%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	5,0%	1,6%

4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

<u>On November 9, 2001</u> extraordinary general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – September 10, 2001.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,7%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	21,0%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

<u>On June 28, 2002</u> annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 9, 2002.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,7%
2.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company) –	10,1%	13,0%
	nominee shareholder: - "JP MORGAN CHASE BANK"	8,4%	11,1%
3.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" - nominee shareholder:	18,8%	21,0%

		8,4%	11,2%
4.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	8,9%	8,1%

***On February 12, 2003** extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – December 26, 2003.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC")	9,7%	7,0%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	15,0%	15,9%

***On March 26, 2003** joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – January 24, 2003.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC")	10,0%	7,3%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	14,8%	15,6%

***On June 27, 2003** annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 8, 2003.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the

Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC")	9,9%	6,6%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company) – nominee shareholders:	18,4%	18,8%
	- "JPMORGAN CHASE BANK"	5,3%	7,1%

<u>On June 22, 2004</u> annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 3, 2004.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0%	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC")	8,9%	5,4%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company) – nominee shareholders:	17,3%	19,8%
	- "JPMORGAN CHASE BANK"	9,1%	12,2%

<u>On June 28, 2005</u> annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 10, 2005.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %

1.	**Open Joint Stock Company "Investment company of communication"** **(OJSC "Svyazinvest")**	**38,0%**	**50,7%**
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC")**	**8,3%**	**5,1%**
3.	**"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company) – nominee shareholders:**	**18,9%**	**22,3%**
	- "JPMORGAN CHASE BANK N.A."	**11,5%**	**15,3%**
4.	**Lindsell Enterprises Limited**	**6,2%**	**1,2%**

6.6. Data on related party transactions made by the issuer

Total quantity and the total amount in monetary terms of related party transactions approved by each management body of the issuer based on the results of the last reporting quarter:

The Issuer made 2 (two) related party transactions approved by the Company's Board of directors for the total amount of 18 630 820, 00 rubles (eighteen million six hundred thirty thousand eight hundred twenty).

The issuer did not make related party transactions (groups of interrelated transactions) that required the approval of the general meeting of shareholders.

The issuer did not make related party transactions (groups of interrelated transactions) the price of which is 5 and more percent of the issuer's balance-sheet assets defined by the data of its accounting statement as of the last reporting date prior to the conclusion of the transaction made by the issuer during the last reporting quarter.

Total volume of related party transactions made by the issuer during the last reporting quarter in monetary terms:

Total volume of related party transactions made by the issuer during the last reporting quarter is 18 630 820, 00 rubles (eighteen million six hundred thirty thousand eight hundred twenty).

The issuer did not make related party transactions (groups of interrelated transactions) not approved by the Board of directors or general meeting of shareholders of the issuer in cases when such approval is mandatory in accordance with Russian Federation legislation.

6.7. Data on the size of the accounts receivable

Behavior of OJSC "VolgaTelecom" accounts receivable:

Item description	**Quarter 3 of 2004**	**Quarter 3 of 2005**
Accounts receivable, total, (lines 230,240 of form №1), thousand rubles	2 205 055	1 819 219

Overdue accounts receivable, thousand rubles	0	0
Provision for doubtful debts, thousand rubles	891 479	1 309 351

The structure of OJSC "VolgaTelecom" accounts receivable with indication of liability performance for quarter 3 of 2005:

Type of accounts receivable	Payment occurrence date	
	Less than a year	**Over a year**
Buyers and customers accounts receivable, thousand rubles	1 428 050	2 604
Including overdue, thousand rubles	–	X
Bills receivable, thousand rubles	–	–
Including overdue, thousand rubles	–	X
The debt of participants (founders) related to the contributions to the charter capital, thousand rubles	–	–
Including overdue, thousand rubles	–	X
Advance payments made, thousand rubles	202 530	1 016
Including overdue, thousand rubles	–	X
Other accounts receivable, thousand rubles	168 441	16 579
Including overdue, thousand rubles	–	X
Total, thousand rubles	1 799 021	20 198
Including overdue total, thousand rubles	–	X

There are no debtors the amount of debts of each of them is at least 10% of the total amount of accounts receivable as of 01.10.2005.

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

In accordance with Russian Federation legislation requirements the issuer forms the annual accounting statement with the following documents:

- *Balance sheet,*
- *Income statement,*
- *Statement of changes of capital,*
- *Cash flow statement,*
- *Supplements to balance sheet,*
- *Explanatory note to accounting statement.*

The annual accounting statement is subject to obligatory ***audit and is released with auditor's report attached.***

The issuer forms the annual consolidated financial statement in accordance with International Financial Reporting Standards requirements with the following documents:

- *Balance sheet;*
- *Income statement,*
- *Cash flow statement,*
- *Statement of flows of shareholders proprietary resources;*
- *Notes.*

Consolidated financial reporting in accordance with International Financial Reporting Standards requirements is subject to obligatory audit and is released with auditor's report attached.
Supplement № 3

7.2. The issuer's quarterly accounting statement for the last accomplished reporting quarter

In accordance with Russian Federation legislation requirements the issuer forms quarterly accounting statement with the following documents:

-Balance sheet,
-Income statement.

Supplement №4

In the third quarter of 2005 the Issuer for the first time formed and published non-audited quarterly financial statement according to the requirements of International Financial Reporting Standards of Financial Statement for the 1-st half of 2005:

Supplement № 5

7.3. The issuer's consolidated accounting statement for the last accomplished fiscal year.

The issuer does not form consolidated accounting statement with other legal entities in accordance with Russian Federation legislation.
The issuer forms the annual consolidated financial statement in accordance with International Financial Reporting Standards requirements with the following documents:

- *Balance sheet,*
- *Income statement,*
- *Cash flow statement,*
- *Statement of flows of shareholders proprietary resources;*
- *Notes.*

Consolidated financial reporting in accordance with International Financial Reporting Standards requirements is subject to obligatory audit and is released with auditor's report attached. The date of release of the reporting for 2004 – August 2005, therefore consolidated financial reporting for 2004 drawn up in accordance with International Financial Reporting Standards is included in the issuer's quarterly report for the third quarter (into item 7.1).

7.4. Data on the issuer's accounting policy

The issuer's accounting policy defined in accordance with Russian Federation legislation on accounting and approved by CEO's order:
Supplement №6

7.5. Data on total amount of export, and also on the share of export in the total volume of sales

Total amount of the issuer's income received from export of products (goods, works, and services), and also the share of such income in the issuer's income from ordinary activities, the specified share being calculated for each reporting period separately.
The issuer does not export products (goods, works, and services).

7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

The cost of real property:
As of 30.09.2005 it amounts to 4 192 425 857 rubles, the amount of accumulated depreciation is 935 985 105 rubles.

There were no material facts related to OJSC "VolgaTelecom" financial and economic activity, occurred ***for the period after the end date of the last accomplished fiscal year till the end date of the reporting quarter. And namely, there were no essential changes in the structure of the real estate, there were no acquisitions and disposals on any grounds of other property the cost of which is over 5 % of the book value of assets***

7.7. Data on the issuer's participation in legal processes in case when such participation may materially affect the issuer's financial-economic activity

The issuer did not participate in legal processes which could materially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter (reserve) capital (share fund)

The size of the issuer's charter capital as of the end date the reporting quarter (rubles):
1 639 764 970

Breakdown of the charter capital by the category of shares:

Ordinary shares (pieces): ***245 969 590***
Total face value (rubles): ***1 229 847 950***
The size of the stake in the charter capital: ***75.001477 %***

Preferred shares (pieces): ***81 983 404***
Total face value (rubles): ***409 917 020***
The size of the stake in the charter capital: ***24.998523 %***

A part of the issuer's shares is circulating outside Russian Federation by way of circulation in accordance with foreign law of securities of foreign issuers certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside Russian Federation:

Registered paperless ordinary shares (within the framework of the Program of American Depositary Receipts (ADR) of Level I.

The stake of shares circulating outside Russian Federation of the total number of shares of the appropriate category (type): ***17,35 %***

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the appropriate category (type):
JP Morgan Chase Bank Trinity Tower, 9 Thomas More Street, London E1W 1YT, United Kingdom.

Brief description of the program (program type) of the issue of securities of the foreign issuer, certifying the rights in relation to the shares of the appropriate category (type):

In October 1997 the Program of American Depositary Receipts of Level I (Level I ADR Program) for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Frankfurt stock exchange (FSE) and Berlin stock exchange (BerSE), Xetra, and Stuttgart stock exchange (SSE).

The data on obtaining the permission of Federal Commission to allow the issuer's shares of the appropriate category (type) for circulation outside Russian Federation:

In accordance with item 2 of Regulation of Russia's FCSM № 3 of March 13, 2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside Russian Federation in the form of ADRs is not applicable for securities circulating outside RF in the specified form on the effective date of the Regulation, correspondingly the issuer did not apply earlier for the appropriate permission of Russia's FCSM.

Currently, in accordance with order № 04 – 1232 / пз – и of Russia's Federal Service for Financial Markets of December 15, 2004 the permission is obtained for the admittance for circulation of the issuer's ordinary registered paperless shares outside Russian Federation

boarders in the quantity of 65 673 880 pieces.

The name of a foreign trade organizer (trade organizers) via which the securities of the foreign issuer are circulating, which certifies the rights in relation to the issuer's shares:

The Company's ADR are traded at stock exchanges of the following trade organizers: Frankfurt stock exchange (FSE), Berlin stock exchange (BerSE), Xetra, Stuttgart stock exchange (SSE).

Other data on the circulation of the issuer's shares outside Russian Federation are provided by the issuer's sole discretion:

JPMorgan Chase Bank is the Depositary Bank since April 2002.
Additional information on the issuer's Program of American Depositary Receipts is posted at: http://www.adr.com (the ticker of the Company's ADR - VLGAY).

8.1.2. Data on the changes in the size of the issuer's Charter (reserve) capital (share fund).

Data on the change in the size of the issuer's charter capital for 5 last accomplished fiscal years, preceding the end date of the reporting quarter:

Size of the issuer's charter capital, rubles	The structure of the issuer's charter capital	Name of the issuer's management body that passed resolution on the change of the charter capital size	Date of drawing up and the number the minutes of the meeting (session) of the management body, when the resolution on the change of the charter capital size was passed.	The size of the issuer's charter capital after the change, rubles.
As of 01.01.2000:				
583 387 500	Ordinary shares: 87 508 200 pieces. (75% of the charter capital) Preferred shares: 29 169 300 pieces. (25% of the charter capital)	—	—	The size of the issuer's charter capital was not changed, rubles
As of 01.01.2001:				
583 387 500	Ordinary shares: 87 508 200 pieces. (75% of the charter capital) Preferred shares: 29 169 300 pieces. (25% of the charter capital)	—	—	The size of the issuer's charter capital was not changed, rubles
As of 01.01.2002:				
583 387 500	Ordinary shares: 87 508 200 pieces. (75% of the charter capital) Preferred shares: 29 169 300 pieces. (25% of the charter capital)	—	—	The size of the issuer's charter capital was not changed, rubles*
As of 01.01.2003:				
583 387 500	Ordinary shares: 87 508 200 pieces. (75% of the charter capital) Preferred shares: 29 169 300 pieces. (25% of the charter capital)	General meeting of shareholders	March 27, 2003 Minutes № 2	1 639 764 970 rubles **

As of 01.01.2004:				
1 639 764 970	Ordinary shares: 245 969 590 pieces. (75% of the charter capital) Preferred shares: 81 983 404 pieces. (25 % of the charter capital)	—	—	The size of the issuer's charter capital was not changed, rubles

** On 25.10.2002 Russian FCSM registered resolutions on the issues of the Company's ordinary and preferred shares, placed by means of converting the shares of joint-stock companies to be affiliated to the Company into the Company's shares.*

** On 24.01.2003 Russian FCSM registered reports on the results of issues of the Company's ordinary and preferred shares, placed by means of converting the shares of joint-stock companies to be affiliated to the Company into the Company's shares.*

The data on the change of the size of the issuer's charter capital in the reporting quarter:
In the reporting quarter the size of the charter capital has not been changed

8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer

The fund's name: ***reserve***

The size of the fund established by constitutive documents:

In accordance with the Charter the deductions to reserve fund ***are 5% of the Charter capital.***

The size of the fund in money terms:

As of 30.09.2005 the size of the reserve fund is 81 988 thousand rubles.

The amount of deductions to the fund during the relevant reporting period:

During the reporting period there were no deductions to the reserve fund.

The amount of the fund's resources used during the relevant reporting period:

During the report period the fund's resources were not used.

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

General meeting of shareholders is the supreme management body of the Company.

The procedure of notification on the participants on holding the meeting of the issuer's supreme management body:

"Notification on holding general meeting of shareholders should be made public at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made public at least 50 days prior to its holding.

In case, if the extraordinary General meeting of stockholders is called on demand of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10 percent of the Company's voting shares, then the communication on holding the extraordinary General meeting of stockholders should be made public not later than 20 days prior to the date of its holding.

At the specified dates the notice on holding the General meeting of stockholders should be sent to each person indicated in the list of persons entitled to participate in the shareholders general meeting, by a registered letter or delivered to each of the specified persons with receipt acknowledgement, or published in the newspaper "Rossiiskaya gazeta".

Persons (bodies) who have the right to convene (require convocation) of extraordinary meeting of

the issuer's supreme management body, and also the procedure of sending (making) such request:

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; request of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares as of the date of the request making. The convocation of extraordinary general meeting of shareholders at the request of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

At preparation of extraordinary shareholders general meeting, which agenda includes the issue of electing the Company's Board of directors, shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to nominate the candidates to the Company's Board of directors, the number of which cannot exceed the quantitative structure of the Board of directors, as established by the Charter. Such proposals should come to the Company not later than 30 days prior to the date of holding extraordinary shareholders general meeting.

The request for holding extraordinary general meeting of shareholders should contain the issues subject to introducing into the agenda of the meeting. The request for holding extraordinary general meeting of shareholders may contain formulations of resolutions for each of these issues, and also the motion on the form of holding shareholders general meeting.

In the case when the request for convening extraordinary general meeting of shareholders is made by a shareholder (shareholders), it should contain name (names) of the shareholder (shareholders), requesting to convene such meeting, and the indication of the number, category (type) of shares they possess.
The request for convening extraordinary general meeting of shareholders is signed by the entity (entities), demanding to convene extraordinary general meeting of shareholders.

The procedure of defining the date of holding the meeting of the issuer's supreme management body:
The Company is obliged to hold annually the general meeting of shareholders (annual general meeting of shareholders) not earlier than in four months and not later than in six months after the fiscal year end. Shareholders general meetings held in addition to the annual general meeting are extraordinary.
Shareholders general meeting has no right to consider and pass resolutions on the issues which are not referred to its competence.
The date of holding of shareholders general meeting in accordance with the Company's charter is defined by the Board of Directors.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of presentation of request the on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of presentation of the request about holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

Persons entitled to introduce motions into the agenda of the meeting of the issuer's supreme management body, and also the procedure of introducing such motions:

Shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's bodies of management and control, elected by the shareholders general meeting, and also to nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the appropriate body as established by the Charter. Such proposals should come to the Company in the written form with indication of the name of shareholders (shareholder) who made the proposal, number and category (type) of shares they possess and should be signed by the shareholders (shareholder) not later than in 60 days after the fiscal year end.

The persons entitled to familiarize with information (materials) provided for preparation and holding of the meeting of the issuer's supreme management body, and also the procedure of familiarization with such information (materials):

The persons having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding of general meeting of shareholders, are provided with the following information (materials):

Annual accounting statement, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting statement check;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

The draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

The drafts of the Company's internal documents, the drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting, the drafts of resolutions of shareholders' general meeting;

Other information (materials) required for provision in accordance with current legislation, and also other information (materials) for passing the resolutions on the issues of the agenda of shareholders' general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders' general meeting.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter (reserve) capital (share fund) or at least 5% of the common stock

The list of commercial organizations, in which the issuer possesses at least 5 % of the charter (reserve) capital (share fund) or at least 5 % of ordinary stock as of the end date of the last reporting quarter:

1. Full (abbreviated) name, location*: **Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC") Nizhny Novgorod city, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100 %***
The stake of common stock of the commercial organization belonging to the issuer*: **100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer*: **none***
The stake of the issuer's common stock belonging to the commercial organization*: **none***

2. Full (abbreviated) name, location: ***Closed Joint Stock Company "RTCOM" (CJSC "RTCOM"), Saransk town, Kommunisticheskaya str., 54***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100 %***
The stake of common stock of the commercial organization belonging to the issuer: ***100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

3. Full (abbreviated) name, location: ***Closed Joint Stock Company "TeleSvyazInform" (CJSC "TSI"), Saransk town, Bolshevistskaya str., 13***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100 %***
The stake of common stock of the commercial organization belonging to the issuer: ***100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

4. Full (abbreviated) name, location: ***Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary town, Shumilov str., 20***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100 %***
The stake of common stock of the commercial organization belonging to the issuer: ***100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***0,000558%***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

5. Full (abbreviated) name, location: ***Limited liability company "NIZHEGORODSKIY TELESERVICE" (LLC "NIZHEGORODSKIY TELESERVICE"), Nizhny Novgorod city, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

6. Full (abbreviated) name, location: ***Limited liability Company "Vyatka Page" (LLC "Vyatka Page"), Kirov city, Drelevsky str., 43/1***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***91 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

7. Full (abbreviated) name, location: ***Closed Joint Stock Company "Transsvyaz" (CJSC "Transsviyaz"), Nizhny Novgorod city, Chaadaev str., 2***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***80 %***
The stake of common stock of the commercial organization belonging to the issuer: ***80 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

8. Full (abbreviated) name, location: ***Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg city, Tereshkova str., 10***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***73,6 %***
The stake of common stock of the commercial organization belonging to the issuer: ***73,6 %***

The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

9. Full (abbreviated) name, location: ***Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg city, Volodarsky str., 11***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***51 %***
The stake of common stock of the commercial organization belonging to the issuer: ***51 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

10. Full (abbreviated) name, location: ***Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk city, L.Tolstoy str., 60***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***60%***
The stake of common stock of the commercial organization belonging to the issuer: ***60 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

11. Full (abbreviated) name, location: ***Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk city, Pushkinskaya str., 278***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

12. Full (abbreviated) name, location: ***Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20A***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50% + 1 share***
The stake of common stock of the commercial organization belonging to the issuer: ***50% + 1 share***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

13. Full (abbreviated) name, location: ***Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov city, Kiselev str., 40***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50% + 1 preferred share***
The stake of common stock of the commercial organization belonging to the issuer: ***50%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

14. Full (abbreviated) name, location: ***Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"),*** Nizhny Novgorod, Gorky sq., Dom Svyazi
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50%***
The stake of common stock of the commercial organization belonging to the issuer: ***50%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

15. Full (abbreviated) name, location: ***Closed Joint Stock Company "Saratov-Mobile" (CJSC "Saratov -Mobile"), Saratov city, Kiselev str., 40***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization***: 50%***
The stake of common stock of the commercial organization belonging to the issuer: ***50%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

16. Full (abbreviated) name, location: ***Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary town, K.Ivanov str., 83***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50%***
The stake of common stock of the commercial organization belonging to the issuer: ***50%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

17. Full (abbreviated) name, location: ***Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk city, Lenin str., 6***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***41,73%***
The stake of common stock of the commercial organization belonging to the issuer: ***41,73%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***0,001439 %***
The stake of the issuer's common stock belonging to the commercial organization: ***0,001919%***

18. Full (abbreviated) name, location: ***Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod city, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***40 %***
The stake of common stock of the commercial organization belonging to the issuer: ***40 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

19. Full (abbreviated) name, location: ***Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza city, Kuprin str., 1/3***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***40 %***
The stake of common stock of the commercial organization belonging to the issuer: ***40 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

20. Full (abbreviated) name, location: ***Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary town, K.Ivanov str., 83***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***30 %***
The stake of common stock of the commercial organization belonging to the issuer: ***30 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

21. Full (abbreviated) name, location: ***Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara city, Polevaya str., 43***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***27,8 %***
The stake of common stock of the commercial organization belonging to the issuer: ***27,8 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

22. Full (abbreviated) name, location: ***Open Joint Stock Company "Information technologies of communication" (OJSC "Svyazintek") Moscow, Pluyshchikha str., 55, bld. 2***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***13 %***
The stake of common stock of the commercial organization belonging to the issuer: ***13 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

23. Full (abbreviated) name, location: ***Closed Joint Stock Company "Erickson svyaz" (CJSC "Erickson svyaz"), Nizhny Novgorod city, Gagarin av., 37***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***24 %***
The stake of common stock of the commercial organization belonging to the issuer: ***24 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

24. Full (abbreviated) name, location: ***Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola town, Chavaina blvd., 11a***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***20,86 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

25. Full (abbreviated) name, location: ***Limited Liability Company Commercial-production company "NN-Rossvyazinform" (LLC CPC "Rossvyazinform"), Nizhny Novgorod city, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***20 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

26. Full (abbreviated) name, location: ***Limited Liability Company "Raduga-Poisk" (LLC "Raduga-Poisk"), Nizhny Novgorod city, Kovalikhinskaya str., 2a***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***18,2 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

27. Full (abbreviated) name, location: ***Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara city, Krasnodonskaya str.,68***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***17 %***
The stake of common stock of the commercial organization belonging to the issuer: ***17 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the

issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

28. Full (abbreviated) name, location: ***Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***15,69 %***
The stake of common stock of the commercial organization belonging to the issuer: ***15,69 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

29. Full (abbreviated) name, location: ***Limited Liability Company "Processing center "Union Card" Nizhny Novgorod (LLC "PC "Union Card"), Nizhny Novgorod city, Varvarskaya str., 32.***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***15 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

30. Full (abbreviated) name, location: ***Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk town, 60 years of October av., 6***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***14 %***
The stake of common stock of the commercial organization belonging to the issuer: ***14 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

31. Full (abbreviated) name, location: ***Closed Joint Stock Company Science-Engineering center "Comset" (CJSC SEC "Comset"), Moscow, Zelenyi pereulok, 7***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***11,09 %***
The stake of common stock of the commercial organization belonging to the issuer: ***11,09 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

32. Full (abbreviated) name, location: ***Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD"), Pavlovo town of Nizhny Novgorod oblast, Suvorov str., 1***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***10,4 %***
The stake of common stock of the commercial organization belonging to the issuer: ***10,4 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

33. Full (abbreviated) name, location: ***Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara, Polevaya str., 43***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***10 %***
The stake of common stock of the commercial organization belonging to the issuer: ***10 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

34. Full (abbreviated) name, location: ***Limited liability Company "Samara payphone" (LLC "Samara payphone"), Samara, Penzenskaya str., 68***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***10 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

35. Full (abbreviated) name, location: ***Closed Joint Stock Company "Startcom" (CJSC "Startcom"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi pereulok, 1***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***7,4 %***
The stake of common stock of the commercial organization belonging to the issuer: ***7,4 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

36. Full (abbreviated) name, location: ***Closed Joint Stock Company "RusLeasingSvyaz" (CJSC "RusLeasingSvyaz"), Moscow, B-49, 2-nd Spasonalivkovskyi pereulok, 6***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***7,35 %***
The stake of common stock of the commercial organization belonging to the issuer: ***7,35 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

37. Full (abbreviated) name, location: ***Limited Liability Company "PAKT" (LLC "PAKT"), Penza city, Stroiteley avenue, 130-248***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***6,25%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

38. Full (abbreviated) name, location: ***Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg city, Chkalov str., 32a***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***5 %***
The stake of common stock of the commercial organization belonging to the issuer: ***5 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

8.1.6. Data on revenue-intensive transactions made by the issuer

Data on revenue-intensive transaction (groups of interrelated transactions), the value of liabilities under which is 10 and more percent of the balance-sheet value of the issuer's assets as per the data of its accounting statement as of the last reporting quarter preceding the date when the transaction was made: ***in the reporting quarter the issuer did not make such transactions***

8.1.7. Data on the issuer's credit ratings

The object of credit rating appropriation: ***the issuer***
The value of credit rating as of the date of the reporting quarter end:
Long-term corporate foreign currency credit rating: ***"B+",***
Outlook ***"Stable"***
Long-term corporate domestic currency credit rating: ***"B+".***
Outlook ***"Stable"***
by Russian scale "ruA +".

The background of credit rating value change for the last 5 accomplished fiscal years preceding the date of the reporting quarter end:

1) On the international scale:
Long-term corporate foreign currency credit rating: ***"B-".***
Outlook ***"Stable"***
Date: ***12.03.2002***
Long-term corporate domestic currency credit rating: ***"B-".***
Outlook ***"Stable"***
Date: ***12.03.2002***

2) On the international scale:
Long-term corporate foreign currency credit rating: ***"B".***
Outlook ***"Stable"***
Date: ***12.02.2003***
Long-term corporate domestic currency credit rating: ***"B".***
Outlook ***"Stable"***
Date: ***12.02.2003***
On the Russian scale:
Long-term credit rating: ***"ruA-".***
Date: ***13.03.2003***

3) On the international scale:
Long-term corporate foreign currency credit rating: ***"B+".***
Outlook ***"Stable"***
Date: ***15.04.2005***
Long-term corporate domestic currency credit rating: ***"B+".***
Outlook ***"Stable".***
Date: ***15.04.2005***
On the Russian scale:
Long-term credit rating: ***"ruA+".***
Date: ***15.04.2005***

Full brand and abbreviated name, location of organization having given the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States

Representation office of "Standard & Poor's International Services, Inc." corporation:
125009, Moscow, Vozdvizhenka str., 4/7, bld. 2, business-center "Mokhovaya", 7-th floor
Brief description of the method of credit rating giving:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of cash flows, financial flexibility).

The address of the web site in the Internet where free access is provided to the information about the method of credit rating giving:
http://www.standardandpoors.ru/page.php?path=process.

Other data on credit rating: *none*

The object of credit rating appropriation: ***the issuer's securities (bonds)***
Credit rating value as of the date of the reporting quarter end:
On the Russian scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount 1 billion rubles with maturity term in February 2006 (of BT-1 series): "ruA+".

The background of credit rating value change for the last 5 accomplished fiscal years, preceding the date of the reporting quarter end:

The object of credit rating appropriation: ***the issuer's securities (bonds)***
Credit rating value, the date of giving (changing) credit rating value:
On the Russian scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount 1 billion rubles with maturity term in February 2006 (of BT-1 series): "ruA-".
Date: ***13.03.2003***
On the Russian scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount 1 billion rubles with maturity term in February 2006 (of BT-1 series): "ruA+".
Date: ***15.04.2005***

Full brand and abbreviated name, location of organization having given the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
125009, Moscow, Vozdvizhenka str., 4/7, bld. 2, business-center "Mokhovaya", 7-th floor
Brief description of the method of credit rating giving:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of cash flows, financial flexibility).

The address of the web site in the Internet where the information is published about the method of credit rating giving: http://www.standardandpoors.ru/page.php?path=process.

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***

Form: *paper bearer*

Type: *interest - bearing*

State registration number of securities issue: *№ 4-43- 00137-A*

State registration date: *24.01.2003*

Other data on credit rating: *none*

Estimation method - ***STANDARD & POOR'S proprietary method:***

"Standard & Poor's" gives rating only if adequate information is available, on the basis of transparent method, which takes into account quantitative and qualitative parameters, financial risks and business- risks.

The method of Standard & Poor's ratings appropriation differs depending on issuer's categories and rating type. Thus, in the case of companies the business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility) are analyzed.

After making decision on obtaining rating, the agreement is signed, in which basic parameters of relations between Standard & Poor's and the issuer are established with precise formulation of liabilities of both the parties. Upon the receipt of request for rating appropriation the analytical group is formed which consists of analysts, having knowledge in appropriate fields. The group contains at least one analyst having experience in CIS countries. Leading analyst, who guides the process, is appointed, and he/she is the main contact person for the issuer. Before the official meeting the group analyses the information, presented by the issuer at the request, and the information from other sources, which Standard & Poor's considers to be reliable: financial statement for previous periods, forecasts for financial indicators and cash flows, documentation on transactions, legal opinions and other data. At that, there are significant differences related to the issuer's type. Thus, for corporations these are financial statements, annual reports, and data on the structure of the industry. Then the other group of analysts holds a meeting with management in order to discuss basic factors, influencing the rating, including production and financial plans and management strategy. This meeting allows issuers to touch upon the issues which are of principle for the resolution on rating appropriation. Analysts in their turn may clarify a number of problem situations, which have arisen after their familiarization with the presented information. By the results of discussion additional information inquiry may be formulated.

Then the leading analyst makes analysis report, presented to the rating committee. The rating committee includes senior analysts of Standard & Poor's. After the discussion of all factors influencing the rating, the resolution is passed on the rating value. After the resolution is passed by the rating committee, chief analyst informs the issuer on the rating appropriated to it, and also on the foundation of the specified resolution. In case of the issuer's approval Standard & Poor's discloses it my means of its own data base RatingsDirect, by means of international and local press agencies and mass media. In respect of each rating a press-release, brief and complete foundation of the rating are published at sites of Standard & Poor's.

Change of the rating

In cases when rating change is necessary, preliminary analysis is carried out, which may result in the registration of the specified rating in CreditWatch list. (Registration in CreditWatch list means that the rating may be changed in the nearest future. This is warning for investors that additional analysis is being made).

The next stage is the full- scale analysis, which includes, if necessary, a meeting with management and proposing the issue for discussion by the rating committee. The rating committee considers the issue, passes the resolution and informs the issuer on it.

Rating monitoring

After rating appropriation Standard & Poor's analysts permanently control all the factors which may influence it, such as changes in the capital structure, takeover of other companies or other significant economic events. Significant events, related to the issuer's activity, are daily tracked. Obligatory requirement of Standard & Poor's- holding annual meetings with management (if required these meeting are held more frequently). Based upon information

received from the issuer or other free sources, the rating may be increased or decreased as often, as the issuer's credibility is changed. In the case when there are no significant events, the rating reconsideration (its confirmation or change) is carried out once a year. Individual rating is given to all issuer's debt obligations, issued after rating appropriation and placed at public markets. Standard & Poor's contemplates that the management will notify analysts of significant financial and production changes, which may affect the rating. Nevertheless Standard & Poor's reserves the right to change the rating at any time during usual monitoring period.

Stages of rating appropriation

- *application for rating.*
- *appointment of the group of analysts.*
- *information accumulation.*
- *meeting with management.*
- *rating committee.*
- *informing the issue about the rating given.*
- *distribution of information on the rating (at the client's consent).*
- *Rating monitoring.*

The issuer's credit rating on the international scale of Standard & Poor's expresses current opinion on the general credibility of the dept obligations issuer, guarantor or security, business partner, of its ability and intention to fulfill timely and in full its debt obligations.

The credit rating of debt obligations on the international scale of Standard & Poor's expresses current opinion on credit risk with respect to concrete debt obligations (bonds, bank credits, loans, other financial instruments)

Financial stability rating on the international scale expresses Standard & Poor's opinion on the ability of insurance company to pay according to its policy and contracts terms and conditions.

Values of credit ratings on the international scale of Standard & Poor's

Long- term rating of Standard & Poor's assesses the issuer's ability to timely fulfill its debt obligations. Long-term ratings vary from the highest category- "AAA" to the lowest- "D". Ratings between "AA" and "CCC" may be supplied with sign "plus" (+) ore "minus" (-), which mean intermediary categories of the rating as compared to the basis ones.

Short – term rating is the assessment of probability of timely repayment of the obligations, which are considered to be short-term at the appropriate markets. Short-term ratings also have the range- from "A-1" for gilt edged obligations to "D" for off-quality obligations. Ratings inside of category "A-1" may contain sign "plus" (+) for the purpose of highlighting more reliable obligations of the specified category.

Besides long-term ratings Standard & Poor's has special definitions of ratings of preferred shares, money market fund, share bond funds, solvency of insurance companies and companies working with derivative instruments.

AAA — extremely strong capacity to fulfill its debt obligations timely and in full, the highest rating.

AA — strong capacity to fulfill timely and in full its debt obligations.

A — reasonably strong capacity to fulfill timely and in full its debt obligations, though significant sensitivity with respect to the influence of unfavorable changes in commercial, financial and economical conditions.

BBB — adequate capacity to fulfill timely and in full its debt obligations, but higher vulnerability with respect to the influence of unfavorable changes in commercial, financial and economical conditions

BB — out of danger in the short-term outlook, but higher vulnerability with respect to the influence of unfavorable changes in commercial, financial and economical conditions.

B — higher vulnerability at unfavorable commercial, financial and economical conditions, though at present there is the opportunity of meeting debt obligations timely and in full.

CCC — at this date non- fulfillment by the issuer of its debt obligations is potentially possible; timely performance of obligations depends to a large extent on favorable commercial,

financial and economic conditions.

CC — at present the probability of non- fulfillment by the issuer of its debt obligations is high.

C — there are bankruptcy proceedings initiated in respect of the issuer, or a similar action is taken, but payments or other obligations fulfillment are going on.

SD — selective default with respect to the specified debt obligation while timely and full payments with respect to other debt obligations are going on

D — default with respect to debt obligations

Ratings of categories "AAA", "AA", "A" and "BBB" — are investment –grade ratings.

Ratings of categories "BB", "B", "CCC", "CC" and "C" — are the ratings having significant speculative features.

Outlooks

Rating outlook shows possible trend of rating change in the nearest two-three years.

1 *"Positive" — the rating may be increased.*
2 *"Negative" —the rating may be decreased.*
3 *"Stable" — the change is unlikely.*
4 *"Developing" — the increase or the decrease of the rating is possible.*

The address of the web site in the Internet where free access is provided to the information about the method of credit rating giving: ***http://www.standardandpoors.ru/page.php?path=issuer&id=78***

Other data on the credit rating: ***none***

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number: ***№ 1 – 01 – 00137 - A***

State registration date: ***14.11.2003***

The rights granted by shares to their owners:
Extract from the Charter:

"7.1. Each ordinary share of the Company gives the shareholder - to its owner identical measure of rights.

7.2. Each shareholder - the owner of ordinary shares of the Company has the right:

7.2.1. To participate in the general meeting of shareholders of the Company in the due procedure, stipulated by the existing legislation of Russian Federation;

7.2.2. To receive dividends in the due procedure, stipulated by the existing legislation of Russian Federation and the present Charter, when they are declared by the Company;

7.2.3. To receive a part of property of the Company, remaining after its liquidation which part is proportional to number of shares in his possession;

7.2.4. To get access to the documents stipulated by item 1 of Article 89 of Federal law "On joint stock companies", in the due procedure stipulated by Article 91 of the specified law;

7.2.5. To claim confirmation of the shareholder's rights for the shares from the registrar of the Company by issuing an extract from the registry of shareholders of the Company;

7.2.6. To receive information on all records on his personal account from the Company's registrar, and also other information stipulated by legal acts of Russian Federation, which establish the due procedure of conducting the registry of shareholders;

7.2.7. To alienate shares belonging to him without consent of other shareholders and of the Company;

7.2.8. To protect his violated civil rights in the court in cases, stipulated by the existing legislation of Russian Federation, including claiming indemnification for losses from the Company;

7.2.9. To claim the repayment of all shares belonging to the shareholder (or part of it) from the Company in cases and in the due procedure, stipulated by the existing legislation of Russian Federation;

7.2.10. To sell shares to the Company in case if the Company passed the resolution to acquire the shares;

7.2.11. To claim from the Company an extract from the list of the persons having right to participate in the General meeting of shareholders containing information on the shareholder;

7.2.12. Priority in purchasing additional shares placed by means of an open subscription and issued securities convertible in shares, in an amount proportional to the amount of shares held by them.

7.3. The shareholder owning more than 1 percent of voting shares of the Company, has the right to claim from the registrar of the Company the information on the name (names) of shareholders registered in the registry and the information on the amount, the category and the face value of shares held by them (the specified information is provided without indication of addresses of shareholders).

7.4. The shareholders (shareholder) owning in aggregate at least 1 percent of placed ordinary shares of the Company, have the right to apply to the court with a claim against a member of the Board of directors of the Company, an individual executive of the Company, a member of a joint executive agency of the Company, or against the management company or the manager about indemnification of losses, caused to the Company as a result of guilty actions (inactivity) of the specified persons.

7.5. During the general meeting of shareholders, the shareholders possessing at least 1 percent of votes have the right to claim the provision of the list of persons having the right to participate in the meeting from the Company. The information from the documents and the mailing address of the shareholders included in this list, are provided only with their consent.

7.6. The shareholders (shareholder) being in aggregate owners of at least 2 percent of voting shares of the Company, have the right to introduce issues into the agenda of the annual general meeting of shareholders and to propose candidates to management and controlling bodies of the Company elected by the general meeting of shareholders. During preparation of an extraordinary general meeting of shareholders with the agenda concerning election of the Board of directors of the Company, the specified shareholders (shareholder) have the right to propose candidates for election to the Board of directors of the Company.

7.7. The shareholders (shareholder) who own in aggregate at least 10 percent of voting shares of the Company, have the right to require convocation of an extraordinary general meeting of shareholders from the Board of directors of the Company. In case if during the term established by the current legislation of Russian Federation and the present Charter, the Board of directors of the Company does not pass the resolution on convocation of an extraordinary general meeting of shareholders or adopts a decision to refuse its convocation, the extraordinary meeting can be convoked by the specified shareholders (shareholder).

7.8. The shareholders (shareholder) who own in aggregate at least 10 percent of voting shares of the Company, have the right to claim an audit of financial and economic activity of the Company at any time.

7.9. The shareholders (shareholder) who hold in aggregate at least 25 percent of voting shares of the Company, have the right of access, and also have the right to receive the copies of accounting documents and of the minutes of sessions of the joint executive body of the Company.

7.10. Shareholders, owners of ordinary shares of the Company - have other rights, stipulated by the existing legislation of Russian Federation and by the present Charter".

Other data on shares provided by the issuer at its own discretion:

5 717 pieces of ordinary shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's ordinary registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: *preferred A type*

Face value of each share: *5 rubles*

The number of shares in circulation (the number of shares which are not paid off or cancelled): *81 983 404*

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): *none*

The number of declared shares: *531 496*

The number of shares being on the issuer's balance: *none*

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: *none*

State registration number: *№ 2 – 01 –00137 - A*

State registration date: *14.11.2003*

The rights granted by the shares to their owners:

In accordance with the Company's Charter:

"8.1. Each type A preferred share of the Company gives the shareholder - its owner - an identical measure of rights.

8.2. Owners of type A preferred shares have the right to receive the annual fixed dividend except for the cases stipulated by the present Charter. The total sum paid as dividend for each type A preferred share is established at the rate of 10 percent of the net profit of the Company according to the results of the last fiscal year, divided by the number of shares which make up 25 percent of the charter capital of the Company. Besides, if the sum of the dividends paid by the

Company under each ordinary share in a certain year exceeds the sum to be paid as dividends under each type A preferred share, the size of the dividends paid under the latter, should be increased up to the size of dividends paid under the ordinary shares.

8.3. The owners of type A preferred shares have the right to participate in the general meeting of shareholders with the right of vote when solving the issues of reorganization and liquidation of the Company, and also to vote on introducing amendments and changes into the Company's Charter, in case if the mentioned changes limit the rights of the specified shareholders.

8.4. The owners of type A preferred shares have the right to participate in the general meeting of shareholders with the right of vote on all the issues of the agenda of the meeting in the case if the meeting of shareholders, irrespective of the reasons, has not passed the resolution on the payment of dividends or if it has passed the resolution on incomplete payment of dividends for type A preferred shares. The specified right of owners of type A preferred shares arises since the meeting following the annual meeting of shareholders at which the resolution on the payment of dividends was not passed, and stops since the date of the first payment of dividends for the specified shares in the full size.

8.5. Owners of type A preferred shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, item 7.2.12 of the present Charter for the owners of ordinary shares of the Company. These rights are granted to shareholders - the owners of type A preferred shares, including in a case when the given shares are not voting.

8.6. Owners of type A preferred shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in the case if type A preferred shares have the right of vote on all the issues of the competence of the general meeting of shareholders of the Company

8.7. Owners of type A preferred shares have the right to claim from the Company the repayment of all shares held by the shareholder or of a part of them in the cases and in the due procedure, stipulated by the existing legislation of Russian Federation.

8.8. Owners of type A preferred shares, possessing at least 1 per cent of votes in the general meeting of shareholders, have the right to claim from the Company the provision of the list of the persons entitled to participate in the meeting. The documents data and the mail address of the shareholders included in this list are provided only with their consent.

8.9. Shareholders, the owners of type A preferred shares have other rights, stipulated by the existing legislation of Russian Federation and by the present Charter.

Other data on shares provided by the issuer at its own discretion:

9 000 pieces of preferred A type shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's preferred registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues all the securities of which are paid off (cancelled).

Issue № 1:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-01-00137-A***

State registration date of the issue: ***25.10.2002***:

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body that carried out the securities issue state registration: ***Russia's FCSM (Federal Commission for the Securities Market)***

The name of state registration body that carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 2:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-02-00137-A***

State registration date of the issue: ***25.10.2002***:

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***498 pieces***

The amount of securities issue at face value: ***1 245 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 3:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-03-00137-A***

State registration date of the issue: ***25.10.2002***:

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***498 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 4***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue:

№ 4-04-00137-A

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***236 pieces***

The amount of securities issue at face value: ***590 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue № 5

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-05-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***13.12.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 6

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue:

№ 4-06-00137-A

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles.***

Time period (date) of the issue securities pay off: ***20.10.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 7

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***7 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-07-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***120 pieces***

The amount of securities issue at face value: ***300 000 rubles***

Time period (date) of the issue securities pay off: ***27.11.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 8

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-08-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***11 pieces***

The amount of securities issue at face value: ***44 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 9:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***9 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-09-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***321 pieces***
The amount of securities issue at face value: ***802 500 rubles***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 10:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***10 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-10-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***488 pieces***
The amount of securities issue at face value: ***1 220 000 rubles***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 11:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***11 – O***
Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-11-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***280 pieces***

The amount of securities issue at face value: ***700 000 rubles***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 12:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***12 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-12-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***334 pieces***

The amount of securities issue at face value: ***835 000 rubles***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 13**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***13 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-13-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № **14:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***14 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-14-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **15**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: **15 – O**

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-15-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***04.09.2001 –04.09.2003***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № **16**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***16– O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-16-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***250 pieces***

The amount of securities issue at face value: ***625 000 rubles***

Time period (date) of the issue securities pay off: ***04.09.2001 – 04.09.2003***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 17:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***17 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-17-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***40 pieces***

The amount of securities issue at face value: ***200 000 rubles***

Time period (date) of the issue securities pay off: ***19.07.2001 – 19.07.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 18:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***18 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-18-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***182 pieces***

The amount of securities issue at face value: ***1 092 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 19:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***19 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue: ***№ 4-19-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***70 pieces***
The amount of securities issue at face value: ***420 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 20:**
Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***20 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue: ***№ 4-20-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***405 pieces***
The amount of securities issue at face value: ***2 430 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 21:**
Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***21 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue: ***№ 4-21-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results

of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***288 pieces***
Face value of each security of the issue: ***6 000 rubles***
The amount of securities issue at face value: ***1 728 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № **22:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***22 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-22-00137-A***
State registration date of the securities issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***417 pieces***
The amount of securities issue at face value: ***2 502 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue ***№ 23***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***23 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-23-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The quantity of the issue securities: ***116 pieces***
The amount of securities issue at face value: ***696 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № **24:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***

Series: ***24 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-24-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***3 000 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 25:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-25-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***180 pieces***

The amount of securities issue at face value: ***1 080 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 26***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***26 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-26-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***35 pieces***

The amount of securities issue at face value: ***315 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

8.3.2. Data on the issues, securities of which are in circulation

Total quantity of the issuer's securities – ***bonds:***
1 183 899 pieces
Total amount of the issuer's securities at face value – ***of bonds:***
1 067 856 700 rubles

Issue № 27:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – C***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-27-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities: ***143 890 pieces***
*The quantity of placed securities of the issue: **143 440***
*The quantity of circulating securities of the issue: **67 624***
Face value of each valuable paper of the issue: ***100 rubles***
The amount of securities issue at face value: ***14 344 000 rubles***
The rights assigned for each valuable paper of the issue:
1) Of reception from the issuer of face value of the bond at its repayment in the procedure and during the time specified in the issue Prospectus;
2) Of reception from the issuer of the fixed accrued interest at the rate of 1 % annually of the bond face value at repayment in the procedure and during the time specified in the issue Prospectus;
3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.
The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.

Issue **№ 28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-28-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***6 233 pieces***

The quantity of placed securities of the issue: ***6 218***

The quantity of circulating securities of the issue: ***6 218***

Face value of each valuable paper of the issue: ***3 000 rubles***

The amount of securities issue at face value: ***18 654 000 rubles***

The rights assigned for each valuable paper of the issue:

1) Of reception from the issuer of face value of the bond at its repayment in the procedure and during the time specified below in the issue Prospectus;

2) Of reception from the issuer of the fixed accrued interest at the rate of 7 % annually of the bond face value at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure, terms and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and

of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue № 29:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-29-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***3 231 pieces***

*The quantity of placed securities of the issue: **3 229***

*The quantity of circulating securities of the issue: **3 229***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***6 458 000 rubles***

The rights assigned for each valuable paper of the issue:

1) Of reception from the issuer of face value of the bond at its repayment in the procedure and during the time specified below in the issue Prospectus;

2) Of reception from the issuer of the fixed accrued interest at the rate of 7 % annually of the bond face value at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure, terms and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 30:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-30-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***5 995 pieces***

The quantity of placed securities of the issue: ***5 967***

The quantity of circulating securities of the issue: ***5 967***

Face value of each valuable paper of the issue: ***2 500 rubles***

The amount of securities issue at face value: ***14 917 500 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication

services contract at the tariffs valid at the moment of granting the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue № **31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-31-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***800 pieces***

The quantity of placed securities of the issue: 800

The quantity of circulating securities of the issue: 800

Face value of each valuable paper of the issue: ***700 rubles***

The amount of securities issue at face value: ***560 000 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue № **32:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-32-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***1 500 pieces***

The quantity of placed securities of the issue: ***1 499***

The quantity of circulating securities of the issue: ***1 499***

Face value of each valuable paper of the issue: ***1 400 rubles***

The amount of securities issue at face value: ***2 098 600 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;
2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue № **33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-33-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***18 246 pieces***

The quantity of placed securities of the issue: ***18 246***

The quantity of circulating securities of the issue: ***60***

Face value of each valuable paper of the issue: ***100 rubles***

The amount of securities issue at face value: ***1 824 600 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at its repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1 % annually from face value of the bond.

Issue № 34:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-34-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***106***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete

addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 35:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-35-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № 36:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-36-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: 500

The quantity of circulating securities of the issue: 500

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № 37:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-37-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-38-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № 39:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *7 – У*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-39-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by

transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 40:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-40-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

*The quantity of placed securities of the issue: **500***

*The quantity of circulating securities of the issue: **500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № 41:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-41-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

*The quantity of placed securities of the issue: **500***

*The quantity of circulating securities of the issue: **500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № 42:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-42-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

*The quantity of placed securities of the issue: **500***

*The quantity of circulating securities of the issue: **500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № 43:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***bearer, paper***

State registration number of the issue: ***№ 4-43-00137-A***

State registration date of the issue: ***24.01.2003***

State registration date of the report on the issue results: ***14.03.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***1 000 000 pieces***

Face value of each valuable paper of the issue: ***1 000 rubles***

The amount of securities issue at face value: ***1 000 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The bond owner has the right for receiving the bond face value when it is repaid during the period stipulated for this.

The bond owner has the right to receive a fixed interest of the Bond face value (coupon yield).
The bond owner has the right to receive the Bond face value when the Issuer is liquidated in the sequence established in accordance with article 64 of Civil Code of Russian Federation.
The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond.
The bond owner has the right to submit the issue bond for repayment and to demand immediate compensation of the debt sum under the bonds in cases listed in item 57.11 of the bonds issue Prospectus and in item 8.6 of the Decision on the bonds issue.
The bond owner is in the right to exercise other rights stipulated by Russian Federation legislation.
In case of non-performance and/or inadequate performance by the Issuer of its obligations under the issue bonds, the owner and/or nominal holder of the bonds has the right to address the entity provided the security for the bonds issue.

The Bonds of BT-1 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to central storage.

Full and abbreviated brand name of the depositary executing central storage:
Non-commercial partnership "National depositary center"
NCP "NDC"

Depositary's location:
RF, 117049, Moscow, Zhitnaya str., 12

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market:
177-03431-000100

Date of issue: ***04.12.2000.***

The validity term of the depositary's license for carrying out the activity of a depositary:
Unlimited

The body that issued the license: ***Russia's FCSM***

The procedure, terms and conditions of the issue securities repayment:
The Bonds repayment is made by a paying agent by the Issuer instruction (hereinafter – the Paying agent), its functions are executed by:

Full brand name: ***Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)***
Abbreviated brand name: ***MDM-Bank***
Location: ***115035, Moscow, Sadovnicheskaya str., 3***
Mail address: ***115035, Moscow, Sadovnicheskaya str., 3***

The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days following such appointments or their cancellation in "Vedomosty" newspaper.
If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.
The Bonds are repaid at the face value.
The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.
It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity

not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominal holders of the Bonds.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:
a) Full name of the entity (person), authorized to receive the repayment sums on the Bonds.
In case the Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive the repayment sums on the Bonds, the full name of the nominal holder is indicated.
In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not authorized to receive the repayment sums on the Bonds, full name of the Bonds owner is indicated (the owner's surname, name, patronymic – for a natural person);
b) The number of Bonds, tallied at the owner's custody account or at interdepositary account of the nominal holder of the Bonds, authorized to receive the repayment sums on the Bonds;
c) the location and the mail address of the entity (person), authorized to receive the repayment sums on the Bonds;
d) requisites of the bank account of the entity (person), authorized to receive the repayment sums on the Bonds, and namely:
- account number;
- the bank's name, where the account is established;
- the bank's correspondent account, where the account is established;
- bank's identification code of the bank, where the account is established;
e) taxpayer identification number of the entity (person), authorized to receive the repayment sums on the Bonds;
f) tax status of the entity (person), authorized to receive the repayment sums on the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).
The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds as of the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day till the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.
On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure, terms and conditions of its payment:

The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The date of coupon payment	Coupon №	Coupon rate
23.05.2003	1-st coupon	4,75%
22.08.2003	2-nd coupon	4,75%
21.11.2003	3-rd coupon	16,50%
24.02.2004	4-th coupon	16,50%
24.05.2004	5-th coupon	15%
23.08.2004	6-th coupon	15%
22.11.2004	7-th coupon	15%
21.02.2005	8-th coupon	15%
23.05.2005	9-th coupon	15%
22.08.2005	10-th coupon	15%
21.11.2005	11-th coupon	13%
21.02.2006	12-th coupon	13%

The calculation of the payment sum for each coupon per one Bond is made by the following formula:

$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\ \%$

where

j - serial number of coupon period, j=1...12

Kj - the sum of coupon payment for each Bond

Nom - face value of one Bond

C j - the size of the interest rate of the j-th coupon, in per cent annual

T(j -1) - the start date of the the j-th coupon period

T(j) - the end date of the j-th coupon period

The payment sum on the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

If the payment date of coupon yield on any of the twelve coupons on the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners. It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity (person) not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites.

The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6 (Sixth) day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").

Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are

alienated after the date of making up the specified list.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds for income payment.

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day prior to the date of coupon yield payment on the Bonds, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and/or nominal holders of the Bonds.
On the date of the Bonds coupon yield payment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive coupon yield sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The list of owners and/or nominal holders of the Bonds, made up for the purposes of the Bonds repayment, is used for the purposes of the payment of yield on the twelfth coupon.
The yield on the twelfth coupon is paid simultaneously with the Bonds repayment.

The kind of provided security:

Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

Data on the issues, for which the issuer has not performed or inadequately performed its obligations as regards the securities (default):

There are no securities issues for which the issuer's obligations are not executed or inadequately executed.

8.4. Data on entity (entities) provided guarantee for the issue bonds

Securities: ***paper interest rate bearer bonds of BT-1 series***
Registration number: ***4-43-00137-A***
Registration date: ***24.01.2003***
The body that carried out state registration: ***Russia's FCSM***
Face value of one valuable paper of the issue: ***1000 rubles.***
Issue volume: ***1000 000 000 rubles.***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company "Financial group "Web - invest"***
Abbreviated brand name: ***LLC "Financial group "Web - invest"***
Location of the entity: ***RF, 193124, Saint Petersburg, Proletarskoi diktatury sq., 6***

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

Security for paper interest rate bearer bonds payable of BT-1 series with state registration number of the issue 4-43-00137-A:

The method of provided security: ***Guarantee.***

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee:
1 000 000 000 (One billion) rubles and total coupon yield on 1 000 000 bonds

LLC "Financial group "Web - invest" (hereinafter- the "Company") takes upon itself to be responsible for the Issuer's performance of its obligations arising to the owners of paper interest rate bearer bonds of BT-1 series.
The Company takes upon itself to be responsible to the Bonds owners for the following obligations of the Issuer:
- for the repayment by the Issuer of total face value of the Bonds issue;
- for the payment of coupon yield on the Bonds;
- for the Issuer liabilities under the transactions with the Bonds in accordance with public irrevocable offers of the Issuer, the conditions and the procedure of execution of which are established in item 57.13 of the Bonds Issue Prospectus and in item 9. of the Decision on the Bonds issue and are published in mass media.
The Company's obligation to be responsible for the Issuer's performance of its obligations to the Bonds owners for repayment of the Bonds face value and/or for payment of yield on the Bonds irises only in the following cases:
- Adoption of resolution on the Issuer liquidation by the Issuer's body authorized to adopt such a resolution, or
- The Issuer does not pay the face value of the Bonds of the current issue or the sum of income on them, or
- The Issuer declares its inability to perform financial liabilities in regard to the bonds of the current issue or the Issuer's bonds of other issues, or
- Non-performance, partial non-performance or inadequate performance by the Issuer of its obligations under the transactions with the bonds of the current issue in accordance with public irrevocable offers of the Issuer.
In case of occurrence of the circumstances indicated above, the Issuer's obligations to the Bonds owners are executed by the Company for the Issuer in the procedure stipulated by the Contract of guarantee.
Prior to making claim to the Guarantor, the owner or nominal holder of the Bonds should provide for the Guarantor the proof of prior written claim to the Issuer of repayment of bonds and/or payment of coupon yield on the Bonds.
If the Guarantor does not perform its obligations in accordance with the above said Contract, the owners are in the right to apply to court (arbitration court) with the claims to the Issuer and to the Guarantor to pay the bonds face value and compensate the losses.
The Company performed the obligations for the Issuer is transferred the rights of creditor under these liabilities in the amount, in which the Company satisfied the claim of the Bonds owners or of the nominal holders authorized to receive the Bonds face value and/or coupon yield on the Bonds

The procedure of making claims to the guarantor by the bonds owners.
The bonds owner, prior to making claim to the guarantor, should provide for the guarantor the proof of prior written claim to the issuer to repay the bonds.
The owner is in the right to make a written claim directly to the guarantor to pay the bonds

face value and/or income on them.

The claim to the guarantor should contain the owner's application stating that the sum of payments on the bonds due to him/her was not received by him from the issue.

To receive the bonds repayment sums and/or payments of income on the bonds, the owners should provide for the guarantor the documents stipulated by the Contract of guarantee (item 3):

1) **Copy of extract** *for the owner's custody account certified by Non-commercial partnership «National Depositary Center" on the relevant moment of time with indication of the number of bonds belonging to the owner;*

2) **Letter of advice notice** *on assignment of rights for claims signed by the owner or by his/her representative;*

3) In case of claim made by the owner's representative, the documents executed in accordance with current regulation legal acts of Russian Federation and confirming the authority of the person who made the claim on behalf of the owner.

The guarantor also accepts from relevant persons any documents confirming the availability of tax exemptions for these or those owners.

The owners may make claims on the payments on the bonds to the guarantor during two years since the date when the issuer should pay the bonds face value to the owners in accordance with the issue Prospectus.

The size of the value of the issuer's net assets as of the last reporting date before providing the guarantee (for quarter 3 of 2002):

3 549 869 thousand rubles

The size of the value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee: ***150 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the date of the reporting quarter end: ***413 828 thousand rubles.***

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Organization carrying out the record keeping of the owners of the issuer's registered securities:

registrar

Full brand name: ***Closed Joint Stock Company "Registrator – Svyaz"***

Abbreviated brand name: ***CJSC "Registrator – Svyaz"***

Location: ***RF, 107078, Moscow, Kalanchevskaya str., 15 A***

Tel: ***(095)975-36-05*** fax: ***(095)975-36-05***

E-mail: ***regsw@asvt.ru***

Data on the registrar's license to carry out the activity of record keeping of the securities owners:

License number: ***10-000-1-00258***

Date of issue: ***1.10.2002***

Validity term: ***unlimited***

The body that issued the license: ***Russia's FCSM***

Other data on record keeping of the issuer's registered securities owners:

18.02.2002 - the date since which the record keeping of the issuer's registered securities is carried out by the specified registrar.

The issuer has in circulation the bonds of BT-1 series issued in paper form with execution of the certificate for the entire volume of the issue; this certificate is subject to central storage.

Entity which carries out central storage: ***depositary***
Full brand name: ***Non-commercial partnership "National depositary center"***
Abbreviated name: ***NCP "NDC"***
Location: ***Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4***
Mailing address: ***125009, Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4***
Tel.: ***(095) 232-05-27*** Fax: ***(095) 232-05-27***
E-mail:
Data on the license of professional participant of securities market to carry out the activity of depositary at securities market:
License number: ***177-03431-000100***
Date of issue: ***4.12.2000***
Validity term: ***unlimited***
The body issued the license: ***Russia's FCSM***
Other data: ***02.07.2002. –date from which the depositary started central storage of the issuer's securities***

There are no other data on record keeping of the owners of the issuer's securities.

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is Russian Federation law of October 9, 1992 № 3615-1 "On currency regulation and currency control".

A number of Federal laws ratify the agreement of avoidance of double taxation between Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with over 50 countries.

When applying the provisions of international agreements of Russian Federation, a foreign organization should provide to a tax agent paying the income the confirmation of the fact that this foreign organization has a permanent location in the country with which Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided the translation in Russian.

Upon providing by a foreign organization, having the right for receiving income, of the above said confirmation to the tax agent who pays the income prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rates.

The issues of import and export of capital, which may influence the payment of dividends, interests and other payments to non-residents, are regulated by the following regulations: (in latest effective wordings):

Federal law of 10.12.2003 N 173-ФЗ (wording of 29.06.2004) "On currency regulation and

currency control"

Russian Federation Tax Code, part 1, № 146-ФЗ of 31.07.98

Russian Federation Tax Code, part 2, № 117-ФЗ of 05.08.00

Federal law № 39-ФЗ of 22.04.1996 (wording of 28.07.2004) "On securities market"

Federal law № 160-ФЗ of 09.07.1999 (wording of 08.12.2003) "On foreign investments in Russian Federation"

Federal law № 39-ФЗ of 25.02.1999 (wording of 02.01.2000) "On investment activity in Russian Federation carried out in the form of capital investments"

Federal law № 86-ФЗ of 10.07.2002 (wording of 29.07.2004) "On Central Bank of Russian Federation (Bank of Russia)"

Federal law № 115-ФЗ of 07.08.2001 (wording of 28.07.2004) "On prevention of legalization (laundering) of criminal income and on prevention of financing of terrorism"

International treaties of Russian Federation on avoidance of double taxation.

8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer

Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer.

During 2004 the incomes were paid to legal entities and natural persons in the form of dividends.

The incomes were taxed in accordance with the norms established by chapters 23 and 25 of Russian Federation Tax Code:

- The procedure of taxation of natural persons:

Residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 6%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax, due to deduction from the income of taxpayer (resident) – beneficiary of dividends, is calculated by the tax ***agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to 5,2189%. This rate is applied to deduct the tax from natural persons – residents.

The tax for income of natural persons in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

<u>Non-residents</u>

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

The tax for income of natural persons in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

- The procedure of taxation of legal entities:

<u>Residents</u>

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends is calculated by tax agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 6%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current report (tax) period and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to 5,2189%. This rate is applied to deduct the tax from legal entities – residents.

For separate beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes without establishing legal entity, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the profit tax. This status is confirmed by item 7.2.7 of Methodical recommendations on application of chapter 25 of RF Tax Code approved by Russia's Tax and Duties Ministry order № БГ-3-02/729 of 12.12.2002.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

<u>Non-residents:</u>

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which Russian Federation has an international treaty (agreement) regulating the issue of preferential tax treatment.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

<u>The procedure of taxation of income from realization of being placed and placed securities, and also of interest on the issuer's bonds in accordance with RF current legislation</u>

When paying income in the form of dividends received from the securities' issuer the taxation is made in accordance with RF current legislation on taxes and receipts:

The procedure of taxation of natural persons

<u>Residents</u>

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 1 of article 224 of RF Tax Code the income received by natural persons are subject to taxation with the source of their payment at the rate of 13 %.

<u>Non-residents</u>

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 3 of article 224 of RF Tax Code the income received by natural persons are subject to taxation with the source of their payment at the rate of 30 %.

The procedure of taxation of legal entities

<u>Residents</u>

In accordance with item 1 of article 247 of RF Tax Code, of item 6 of article 250 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with Russian organizations received them at the rate of income tax of 24%.

<u>Non-residents</u>

Carrying out the activity via permanent representation office

In accordance with item 2 of article 247 of RF Tax Code, of items 1 and 6 of article 307 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with foreign organizations received them and carrying out the activity in RF via permanent representation office at the rate of income tax of 24%.

Not carrying out the activity via permanent representation office

In accordance with item 3 of article 247 of RF Tax Code, of item 4 of article 286 of RF Tax Code, of sub-item 1 of item 2 of article 284 of RF Tax Code, of paragraph 3 of sub-item 3 of item 1 of article 309 of RF Tax Code and of item 1 of article 310 of RF Tax Code the received income is subject to taxation with the source of their payment at the rate of 20%.

However, in virtue of sub-item 4 of item 2 of article 310 of RF Tax Code calculation and income tax deduction of income paid to foreign organizations are made by tax agent for all kinds of income specified in item 1 of article 309 of RF Tax Code in all the cases of payments of such income, excluding the cases of income payments, which are in accordance with international agreements (treaties) are not taxed in RF, if a foreign organization provides for a tax agent a duly executed confirmation stipulated by item 1 of article 312 of RF Tax Code.

If the securities issuer has concluded contract with a bank acting as the issuer's paying agent, then the source of paying income in the form of interests is the paying agent and it calculates and transfers the appropriate taxes.

Since January 1, 2005 in regard of income from share participation in organization's activity received in the form of dividends, item 4 of article 224 of RF Tax Code establishes the rate of the tax of income of natural persons-residents in the size of 9%. The tax rate of 9% in accordance

with sub-item 1 of item 3 of article 284 of RF Tax Code is applicable for tax withholding of legal entities-residents receiving income in the form of dividends from Russian organizations. These changes were introduced into part II of RF Tax Code by Federal law № 95-ФЗ of 29.07.2004 "On introduction of changes in part one and part two of RF Tax Code and on holding some legislative acts (provisions of legislative acts) of RF on taxes and receipts to be null and void".

8.9. Data on declared (accrued) and paid dividends on the issuer's shares, and also on the incomes on the issuer's bonds

For year 2000

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,27 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***23 626 708 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: **25.06.2001**

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***23 469 402 rubles***

Reasons for non- payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2000

Category and type of shares: ***preferred A type shares***

The size of declared (accrued) dividends on the issuer's preferred A type shares as per one share: ***1.04 ruble***

The amount of declared (accrued) dividends in total on all preferred A type shares:

30 502 509 rubles

The name of the issuer's management body adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all preferred A type shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***29 791 600 rubles***

Reasons for non- payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2001

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,32 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***28 000 795 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all ordinary shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***27 933 898 rubles***

Reasons for non- payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2001

Category and type of shares: ***preferred A type shares***

The size of declared (accrued) dividends on the issuer's preferred A type shares as per one share: ***0.96 ruble***

The amount of declared (accrued) dividends in total on all preferred A type shares: ***27 993 888 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a

form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2001*

Total amount of dividends paid on all preferred A type shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***27 771 318 rubles***

Reasons for non- payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2002

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,7066 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***173 802 112 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2002*

Total amount of dividends paid on all ordinary shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***172 857 457 rubles***

Reasons for non- payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2002

Category and type of shares: ***preferred A type shares***

The size of declared (accrued) dividends on the issuer's preferred A type shares as per one share: ***1.7954 ruble***

The amount of declared (accrued) dividends in total on all preferred A type shares: ***147 193 004 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all preferred A type shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***143 827 013 rubles***

Reasons for non- payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2003

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,9186 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***225 947 665 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted:

224 123 032 rubles.

Reasons for non- payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2003

Category and type of shares: ***preferred A type shares***

The size of declared (accrued) dividends on the issuer's preferred A type shares as per one share: ***2,4510 rubles***

The amount of declared (accrued) dividends in total on all preferred A type shares: ***200 941 323 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***
Total amount of dividends paid on all preferred A type shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***193 271 030 rubles.***
Reasons for non- payment of declared dividends:
Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2004
Category of shares: ***ordinary***
The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:
1,3779 rubles
The amount of declared (accrued) dividends in total on all ordinary shares: ***338 921 499 rubles***
The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***
The time period established for the payment of declared dividends on the issuer's shares:
From 15.07.2005 to 15.12.2005
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***
Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted:
108 006 244 rubles
Reasons for non- payment of declared dividends: ***continuation of the period for dividends payment***
Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2004
Category and type of shares: ***preferred A type shares***
The size of declared (accrued) dividends on the issuer's preferred A type shares as per one share: ***2,5082 rubles***
The amount of declared (accrued) dividends in total on all preferred A type shares: ***205 630 774 rubles***
The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***
The time period established for the payment of declared dividends on the issuer's shares:
From 15.07.2005 to 15.12.2005
The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2004*

Total amount of dividends paid on all preferred A type shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed:

152 980 528 rubles

Reasons for non- payment of declared dividends: ***continuation of the period for dividends payment***

Other data on declared and/or paid dividends on ordinary shares: ***none***

The issuers who had issued **the bonds** on which the income was paid should provide the following data:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 pieces***

Face value of each bond of the issue: ***1 000 rubles***

The amount of the bonds issue at face value: ***1 000 000 000 rubles***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***396,81 rubles***

The total size of the yield due to payment in cash on all the issue bonds: ***396 810 000 rubles***

The time period established for the payment of yield on the issue bonds:

Date of payment	Size of coupon rate, %	Size of yield as per 1 bond, rubles	Size of yield paid, rubles.
23.05.2003	4.75	11.84	11 840 000
22.08.2003	4.75	11.84	11 840 000
21.11.2003	16.5	41.14	41 140 000
24.02.2004	16.5	41.59	41 590 000
24.05.2004	15	37.81	37 810 000
23.08.2004	15	37.40	37 400 000
22.11.2004	15	37.40	37 400 000
21.02.2005	15	37.81	37 810 000
23.05.2005	15	37.40	37 400 000
22.08.2005	15	37.40	37 400 000
21.11.2005	13	32.41	32 410 000
21.02.2006	13	32.77	32 770 000

The form and other conditions of the payment of yield on the issue bonds:

In Russian Federation currency, in non-cash form

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 3 of 2005***

Total size of yield paid on all the bonds of the issue for each report period for which such yield

had been paid:

Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles

Quarter 3 of 2003 (22.08.2003) - 11 840 000 rubles

Quarter 4 of 2003 (21.11.2003) – 41 140 000 rubles

Quarter 1 of 2004 (24.02.2004) – 41 590 000 rubles

Quarter 2 of 2004 (24.05.2004) – 37 810 000 rubles.

Quarter 3 of 2004 (23.08.2004) – 37 400 000 rubles.

Quarter 4 of 2004 (22.11.2004) – 37 400 000 rubles

Quarter 1 of 2005 (21.02.2005) – 37 810 000 rubles

Quarter 2 of 2005 (23.05.2005) – 37 400 000 rubles

Quarter 3 of 2005 (22.08.2005) – 37 400 000 rubles

The reasons of non-payment of the yield: ***the yield was paid in full***

Other data on the yields on the issue bonds: ***none***

Kind of securities: ***bonds***

Series: ***10 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-10-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***488 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***1 220 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of the yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2003***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 4 of 2003 - 6 768 rubles

Reasons of non-payment of the yield:

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***11 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-11-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***280 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***700 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003***

Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 144 rubles

Quarter 2 of 2003 - 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***18 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***182 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 092 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 117,7 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 1 105,60 rubles

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***19 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-19-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***420 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 52 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***20 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 430 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 1 144 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 52 rubles

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***21 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-21-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***288 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 728 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 5 441,34 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 1 701,93 rubles

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***22 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 502 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 44,19 rubles

Quarter 2 of 2003 – 69,37 rubles
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 74,37 rubles
Quarter 1 of 2004 – 0 ruble
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***24 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-24-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***3 000 000 rubles***
Type of the yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2003 – 364,38 rubles
Quarter 2 of 2003 – 109,13 rubles
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble
Quarter 1 of 2004 - 0 ruble
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***25 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002.***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 92,54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 - 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***1 - C***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-27-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***143 890 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***14 389 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***the size of the yield cannot be indicated in money terms as the period of repayment (yield payment) of each bond is different. Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.***

The size of the yield which was due to payment on the issue bonds in money form in aggregate for all issue bonds: ***the size of the yield cannot be indicated in money terms as the period of***

repayment (yield payment) of each bond is different. Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The time period established for the payment of yield on the issue bonds:
From 07.06.2003 till 07.06.2005
The form and other conditions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 3 and 4 of year 2003, quarters 1, 2, 3 and 4 of year 2004***
Quarters 1, 2 and 3 of year 2005
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 3 of 2003 - 34 619,1 rubles
Quarter 4 of 2003 - 19 427,85 rubles
Quarter 1 of 2004 - 34 472,83 rubles
Quarter 2 of 2004 - 14 527,62 rubles
Quarter 3 of 2004 - 9 421,07 rubles
Quarter 4 of 2004 – 14 026,74 rubles
Quarter 1 of 2005 – 57 446,40 rubles
Quarter 2 of 2005 – 223 320,42 rubles
Quarter 3 of 2005 – 52 589,15 rubles
Other data on the yield on the issue bonds: ***The payment of the yield on the issue bonds is made by the issuer since 07.06.2003 – the date of the bonds repayment start.***
As of the reporting date the amount of yield unclaimed by the bonds' holders is 422 899,62 rubles

Kind of securities: ***bonds***
Series: ***1 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-33-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***18 246 pieces***
Face value of each bond of the issue: ***100 rubles***
The amount of the bonds issue at face value: ***1 824 600 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***0,1 ruble***
The total size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***1824,6 rubles***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 29.06.2003
The date of the repayment end: 29.06.2004
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters2, 3 and 4 of year 2003, quarters 1 and 2 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2003 - 0 rubles
Quarter 3 of 2003 - 39,7 rubles
Quarter 4 of 2003 - 1 277,4 ruble.
Quarter 1 of 2004 – 16,40 rubles
Quarter 2 of 2004 – 491,10 rubles.

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***2 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-34-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 pieces***
Face value of each bond of the issue: ***2000 rubles***
The amount of the bonds issue at face value: ***1 000 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value multiplied by 500.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2005
The date of the repayment end: 31.12.2005
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1,2,3 of year 2005***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2005 – 2081,66 rubles
Quarter 2 of 2005 – 142,76 rubles
Quarter 3 of 2005 – 51,58 rubles
Other data on the yield on the issue bonds: ***none***

8.10. Other data

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

Supplement № 1 – Code of Corporate Governance of OJSC "VolgaTelecom"

APPROVED by

OJSC "VolgaTelecom" Board of directors

March 11, 2004

The Code
Of Corporate Governance
Of OJSC "VolgaTelecom"

Nizhny Novgorod city

2004

Table of contents:

	Introduction	3
1.	The principles of corporate governance	4
2.	The rights of the Company's stockholders	4
3.	General meeting of stockholders	5
4.	The Company's Board of directors	8
5.	The Company's executive bodies	10
6.	The Company's corporate secretary	12
7.	Disclosure of information about the Company	13
8.	Control over the Company's financial-economic activity	14
9.	Dividends	15
10.	Settlement of corporate conflicts	16
	Final provisions	17

Introduction

Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company) is the largest telecommunications services operator of Povolzhskyi region of Russia.

Realizing its mission in meeting the customers' needs in high quality and reliability communication services, proceeding from the intent to develop as modern company capable of attracting the investments for the solution of these tasks, meeting high business, technological and financial standards, the Company voluntary takes upon itself to follow the principles and rules of corporate governance of this Code in its activity.

The purpose of adopting this Code by the Company is to form and implement to day-to-day activity the principles and the rules of corporate governance contributing to successful development of the Company expressed first of all in long-term prospects of the Company's development, in the growth of its value, in meeting legitimate interests and rights of all the stockholders and in forming positive image of the Company between the stockholders, employees, the Company's customers and other interested parties.

The principles and the rules contained in this Code meet international standards of the best practice of corporate governance and represent higher, as compared with current legislation, level of functioning of management and control bodies, of business culture and compliance with high ethical norms.

As the practice of corporate management in Russia and abroad develops, the Company will improve the rules and principles of corporate governance stated in this Code and ensure their more complete abidance in its day-to-day activity.

1. The principles of corporate governance

1.1. Corporate governance is the system of principles, norms and rules in accordance with which the relations between stockholders, members of the Board of directors, the Company's executive bodies and other interested parties are regulated.

1.2. The Company commits itself to perfect corporate management in accordance with the principles ensuring:

- Factual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information on the Company, including on its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;
- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

1.3. The Company realizes the importance of perfecting the corporate governance of its affiliated and dependent companies and seeking to ensure the openness and transparency of the activity of the said organizations and also to introduce the basic principles of this Code in them.

2. The rights of the Company's stockholders

2.1. In its activity the Company proceeds from the fact that its management and control bodies, and first of all the Board of directors, the Company's Management board and General director ensure the observance of rights and protection of the Company's stockholders interests.

2.2. The Company to the maximum ensures reliable and efficient accounting of property rights of the stockholders for the shares by transferring the functions of depositing and keeping the register of stockholders to a specialty registrar who is independent in relation to the Company and has proper technical facilities and control systems ensuring qualitative keeping and safety of the register data, the registrar acting on the basis of license in accordance with the requirements of current legislation.

2.3. The stockholders have the right in their discretion to freely dispose of the shares in their possession, to perform any acts not contradicting the law and not violating the rights and law protected interests of other parties, including the transfer of their shares to the possession of other

persons.

2.4. In its activity the Company proceeds from regular and timely ensuring of receipt by the stockholders of exact and complete information allowing for them to take optimal decisions on the issues of the Company's activity and disposal of securities in their possession.

2.5. The Company ensures the right of the stockholders to participate in the management of the Company's activity and adoption of decisions on the most important issues of the Company's activity. The Company observes the stockholders' right to get profit share of the Company in the form of dividends and tends to the predictability of the Company's dividend policy for the stockholders. The Company will conduct the policy aimed for the receipt by the stockholders of dividends of the declared amount and within short-term period.

2.6. The Company expects that the stockholders will not abuse the rights granted to them and will not perform the acts aimed at causing harm to other stockholders or to the Company.

3. General meeting of stockholders

3.1. The Company complies with the requirements of Russian Federation legislation to the procedure of preparation and holding of general meeting of stockholders and makes efforts to perfect the procedures of preparation and holding of general meetings of stockholders.

3.2. The procedure of preparation and holding of general meeting of stockholders is regulated by the Charter and the internal document of the Company – "Provision on the procedure of holding general meeting of OJSC "VolgaTelecom" stockholders (hereinafter – the Provision on holding general meeting of stockholders).

3.3. The Company applies the methods of giving notice to the stockholders on the convocation of general meeting of stockholders, these methods ensure timely provision of the information to all the persons included into the list of persons having the right to participate in general meeting of stockholders.

3.4. Along with the major method of notifying the stockholders by mailing a communication about holding the meeting to every stockholder, the Company uses additional channels: publication of information about holding general meeting of stockholders in one nationwide daily – "Rossiiskaya gazeta" having one of the largest readership circulation in the country, and also in a number of leading mass media of Russian Federation subjects on the territory of which the Company is operating. The Company uses its corporate Internet site www.volgatelecom.ru as an additional method of notifying the stockholders on holding general meeting.

3.5. The Company tends to extend the time period for notification of the stockholders about the upcoming general meeting and to notify the stockholders about holding general meeting of stockholders at least 30 days prior to the date of its holding, if the legislation does not stipulate a longer period.

3.6. The Company tends to expand the content of communication about holding general meeting of stockholders and to provide in the communication about holding of formal general meeting the information about the beginning and the end of registration and the location of registration, and in case of absentee voting – the date to which the voting ballots should be received.

3.7. The Company provides the stockholders participating in the general meeting the opportunity to familiarize with the information providing complete insight of the Company's activity required for taking informed, better decisions on the issues of the agenda of the general meeting. The stockholders can familiarize with the information:

- At the location of the Company's executive body,
- In the Company's branches,
- At the Company's website in the Internet: www.volgatelecom.ru

3.8. The volume of information provided to the stockholders is defined by the Charter and the Provision on the procedure of holding general meeting of stockholders.

3.9. The persons having the right to participate in stockholders' general meeting are provided the following information (materials) in the procedure and to the address (addresses) indicated in the communication about holding general meeting of stockholders: - Annual accounting statement, including auditor's report, the Company's Auditing committee report based on the results of the check of the annual accounting statement,

- Data on the candidates to the Company's Board of directors, to the Company's Auditing committee,
- The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording,
- The drafts of the Company's internal documents,
- The drafts of other documents the adoption of which is stipulated by the drafts of resolutions of the stockholders' general meeting,
- The drafts of resolutions of the stockholders' general meeting,
- Other information (materials) required for provision in accordance with current legislation,
- Other information (materials) for adopting the resolutions on the issues of the agenda of the stockholders' general meeting included by the Board of directors in the list of information (materials) provided to the stockholders during the preparation to holding the stockholders' general meeting.

3.10. For exercising the right of stockholders to participate in general meeting, the Company adopts internal documents ensuring in accordance with legislation the rights of stockholders to demand the convocation of general meeting and bring forward the motions in the meeting's agenda, the capability to duly get prepared for participation in the stockholders' general meeting, and also the capability of exercising the right of vote by each stockholder.

3.11. In its internal documents the Company defines the rules and the procedure of holding general meeting of stockholders in such a way so that they ensure equal treatment of all stockholders, facilitate stockholders' participation in the general meeting and expression of their opinion on the issues put on the meeting's agenda.

3.12. Stockholders (stockholder) who are in total the owners of at least 2 percent of the Company's voting shares have the right to introduce the issues to the agenda of annual general meeting of stockholders, to nominate candidates to the Company's Board of directors, to the Company's Auditing committee. Stockholders who are the owners of at least 10 percent of the Company's voting shares have the right to convene extraordinary general meeting of stockholders. The specified stockholders (stockholder) do not submit the extract from stockholders' register in case, if their rights for the shares are accounted for in the system of keeping the register of stockholders, if their rights for the shares are accounted for at custody account at depositary then it is sufficient to submit the extract from custody account of the depositary.

3.13. The Company provides the stockholders who possess at least 1% of votes the capability of familiarizing with the list of persons having the right to participate in stockholders' general meeting starting from the date of announcement of holding stockholders' general meeting and to the date of closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of ballots for voting at the location of the executive body.

3.14. When forming the agenda of the stockholders' general meeting the Company defines the issues of the agenda in such a way so that to avoid their different or ambiguous interpretation.

3.15. The Company provides the registration of the participants of stockholders' general meeting; this registration provides the capability to all the stockholders wishing to participate in the general meeting to come through this procedure before the general meeting beginning. The description of this procedure is stated in the Provision on the procedure of holding stockholders' general meeting.

3.16. The Company provides the rules of order of stockholders' general meeting which guarantee reasonable, equal capability to all the stockholders present at the meeting to express their opinion and ask questions on the agenda.

3.17. In order to provide the stockholders the capability of getting answers to their questions the Company commits to secure the presence of the members of the Board of directors, representatives of the executive bodies and the Company's Auditing committee at the stockholders' general meeting.

3.18. The Company tends to secure the presence of candidates to the new structure of the Company's Board of directors and the representatives of the Company's auditor at the stockholders' general meeting.

3.19. The Company tends to exclude any doubts in the correctness of totaling the results of voting and for this purpose it transfers the functions of the Company's counting commission to an independent registrar and provides the totaling of the results of voting and their disclosure before the closing of the stockholders' general meeting.

3.20. When defining the location, the date and the time of holding general meeting of stockholders the Company proceeds from the necessity to provide the stockholders with real and light capability to participate in the meeting.

4. The Company's Board of directors

4.1. The Board of directors is a joint management body of the Company carrying out general management of its activity, excluding the solution of issues referred by federal laws and the Company's Charter to the competence of stockholders' general meeting and the Company's executive body.

4.2. The basic purposes of the activity of the Board of directors are the control over ensuring the efficient management of the company's activity in order to ensure long-term, stable development of the Company, the growth of its value, protection of rights and legitimate interests of the stockholders.

4.3. The major trends of the activity of the Board of directors are:

- Strategy formulation of the Company's development and control over its implementation;
- Control over the activity of the executive bodies;
- Ensuring the efficient activity of the system of internal control and risk management;
- Ensuring the protection of stockholders' rights and also contributory influence in the settlement of corporate conflicts.

4.4. In the course of preparing and adopting the decisions the Board of directors tends to take into account the interests of labor collective, partners, creditors, local public and other interested groups of the Company.

4.5. The purposes, principles of activity, competence, operating procedures of the Board of directors, the rights and duties of the members of the Board of directors are stated in the Charter and in the Company's internal document "Provision on the Board of directors of OJSC "VolgaTelecom".

4.6. In its decisions the Board of directors proceeds from the necessity to act right in relation to all the stockholders, and may not take into account the interests of only some single group of stockholders. The Board ensures the creation of the system of identifying and settlement of potential conflicts of interests both between its members and in the activity of the executive body.

4.7. The Board of directors ensures equal conditions to all the stockholders to exercise their rights.

4.8. The Company's Board of directors holds its sessions at least once a month in accordance with the approved action plan. The sessions of the Board of directors may be held in the form of joint attendance (including by using conference call) or in the form of absentee voting. The company tends to the fact that the decisions on the most important issues of its activity, such as the approval of the Company's budget, the strategies of development, assessment of work of executive bodies and determination of remuneration of its members, recommendation of the candidate of external auditor are adopted by holding the session of the Board of directors in the form of joint attendance.

4.9. The Board of directors defines the priority trends of the Company's activity and approves the annual budget, the strategies and the programs of the Company's development, and also carries out the control over their implementation.

4.10. The Board of directors creates and maintains the necessary controls over the activity of the Management board and the General Director, including monitoring and assessment of the results of their activity as compared with the approved plans.

4.11. The Board of directors regularly assesses the activity of the Company's executive bodies, top managers and the activity of the Board of directors itself, including the development, approval and modification of the system of remuneration of the key managers.

4.12. The Board of directors tends to create a transparent system of remuneration and compensation of expenses related to execution of its functions by the Board of directors. Remuneration and compensations to the members of the Board of directors should match their contribution to the activity of the Board and to the Company's development. The information about the total amount paid as remuneration and compensations to the members of the Board of directors for the last accomplished fiscal year is reflected in the Company's annual report approved by the stockholders' general meeting and also in the issuer's quarterly reports.

4.13. The Board of directors ensures the creation of the system of financial risks management which would allow for the assessment of risks the Company faces in the course of its activity; the purpose of this system is to minimize negative implications of such risks.

4.14. The Company proceeds from the fact that the persons nominated to the structure of the Board of directors should enjoy the stockholders' confidence and have knowledge, skills and experience required for adopting the decisions on the issues related to the competence of the Board of directors and allowing for efficient execution of the functions of a member of the Company's Bard of directors. The Company will tend to state in its internal documents specific requirements to the members of the Board of directors as regards the qualification, professional experience and ethical norms of their activity.

4.15. The Company tends to expand the information on the candidates to the Board of directors which is provided to the stockholders before general meeting, and in particular on such

items as professional experience and qualification of a candidate, the nature of his (her) relations with the Company, its affiliated structures and separate groups of stockholders, on availability or lack of conflict of interests of a candidate as regards his (her) election to the structure of the Board of directors.

4.16. The structure of the Board of directors should ensure its efficient operation, taking into account different interests and points of view while elaborating decisions and resolutions. Quantitative and qualitative composition of the Board of directors should conform to the legislation requirements imposed to the structure of the board of directors, in particular the correlation between executive and non-executive directors. The Company tends to the fact that outside, independent members of the Board of directors have the opportunity to make essential input into the discussion and adoption of the most important resolutions and decisions.

4.17. The major requirement of the Company to an independent director is the ability to give independent estimations of the issues under discussion, which assumes the lack of any circumstances that may affect the formation of his (her) opinion.

4.18. A member of the Board of directors meeting the following requirements is considered to be an independent director:

- not being during the last three years and not being currently an official (manager) or the Company's employee, and also an official or an employee of the management organization of the Company;
- not being an official of another company in which any official of the Company is a member of staff or rewards committee of the Board of directors;
- not being an affiliated person of an official (manager) of the Company (an official of the management organization of the Company);
- not being an affiliated person of the Company, excluding a member of the Company's Board of directors;
- not being a party under liabilities with the Company in accordance to the terms and conditions of which he (she) may acquire the property (receive cash assets) the value of which is 10% and more per cent of his (her) joint, annual income apart from receiving remuneration for participation in the activity of the Board of directors;
- not being a large contracting party of the Company (the contracting party, which has within a year effected deals with the Company in the total amount equal to 10 or more percent of the balance sheet assets of the Company);
- not being the representative of the state.

4.19. The Company requires that from time to time the independent director makes a written declaration, disclosing the information allowing for ascertaining whether he is an affiliated person in relation to the stockholders or contracting parties of the Company, and also with their affiliated persons.

4.20. The members of the Board of directors must perform the obligations they are charged with, bona fide and rationally in the Company's interests. The member of the Board of directors may not disclose and use in third party's personal interests the confidential information of the Company and insider information.

4.21. The Board of directors of the Company is elected at the General meeting of stockholders by cumulative voting, which contributes to the consideration of opinions of all stockholders, including those possessing modest block of shares (minority stockholders).

4.22. For the purpose of effective functioning of the Board of directors the Company establishes Committee on corporate governance, Staff and Rewards Committee, Committee on Budget and Investment planning. The purpose of the specified Committees is to preliminary consider the most important issues and the preparation of recommendations to the Board of directors

for making resolutions on these issues. The Board of directors may also establish other permanent or interim committees, as required, for the consideration of single or short- term issues and problems.

4.23. The procedure of sessions of the Board of directors is stipulated by the Provision on the Board of directors of the Company. The Company perfects the given procedure so that it ensures to the maximum the opportunity for the members of the Board of directors to get duly prepared to the session of the Board of directors.

5. The Company's executive bodies

5.1. For the purpose of providing operative management of the Company, the Board of directors establishes joint executive body (the Management board) and appoints single executive body (General Director) of the Company. The Chairman of the Management board is in charge of the Management board and directs it, and holds the post of the General Director.

5.2. The Management board and the General Director are accountable to the Board of directors of the Company. They exercise their activity in strict conformity with the requirements of the current legislation, the Charter of the Company and the "Provision on the Management board of OJSC "VolgaTelecom", and also on the basis of the provisions of the present Code.

5.3. The competence of executive bodies of the Company is defined by the Charter of the Company. The consideration of issues beyond the limits of usual economic activity of the Company and of the issues within the limits of usual economic activity of the Company but having an important effect on the Company is referred predominantly to the competence of the joint executive body.

5.4. The General Director and the Management board of the Company admit their liabilities in relation to the stockholders and are aimed at bona fide and competent performance of obligations on the current activity management providing steady and long-term development of the Company.

5.5. At the formation of the structure of executive bodies, the Company prevents a sharer, the General Director (Corporate executive), the members of the management board or an employee of the legal entity which is the Company's competitor, from being the members of the executive bodies of the Company.

5.6. The members of the Management board, including the General Director, must avoid actions resulting or capable to result in conflicts between the interests of the Company and their own interests, and in the case of such conflict must disclose the information about this conflict to the Board of directors.

5.7. The Management board is responsible for the timely providing the members of the Board of directors with information and materials, necessary for performance of their functions, in time allowing for studying them in full.

5.8. The Management board of the Company establishes the system of internal control and monitoring of risks related to the Company's activity, with the purpose of early revelation of tendencies capable to have negative impact on the current results of activity and the realization of perspective plans of the Company's development. The Management board and the General Director submit the information about facts capable to cause the most serious risks for the Company and motions on the prevention of crisis situations related to such risks to the Board of directors.

5.9. The General Director and the members of the Management board must have high business reputation. The executive bodies of the Company in their cooperation with business associates are guided by the high standards of business ethics; follow the principles of building long-

term relations, development of interaction and mutually advantageous cooperation.

5.10. The General Director and the members of the Management board are responsible for violations of provisions on the use of confidential, official and insider information of the Company.

5.11. The remuneration of the General Director and of the members of the Management board corresponds to their participation in the Company's activity and to their role in the development of the Company. The criteria determining the amount of remuneration of the members of the Management board and the procedure of its payment are defined by the "Provision on the Management board of OJSC "VolgaTelecom" and by the resolutions of the Board of directors. The information on the total amount of remunerations paid to the members of the Management board in the last completed fiscal year is reflected in the quarterly statements of the Company.

6. Corporate secretary of the Company

6.1. The main task of the Corporate secretary of the Company is to provide observance of the procedural requirements guaranteeing realization of the rights and interests of shareholders of the Company by bodies and officials of the Company.

6.2. The Corporate secretary of the Company contributes to raising the effectiveness of work of the Board of directors, to raising the level of transparency of the Company, of the effectiveness of the Company's cooperation with its stockholders and other participants of corporate relations.

6.3. The Corporate secretary of the Company is appointed to the post and dismissed by the Board of directors, and is accountable to the Board of directors. The Corporate secretary of the Company provides performance of the following functions:

- organization of preparation and holding of the General meetings of stockholders in accordance with requirements of the legislation, the Charter of the Company and "The Provision on the procedure of holding the General meeting of stockholders";
- organization of preparation and holding of the sessions of the Board of directors and of its Committees' meetings, in accordance with requirements of current legislation, the Charter of the Company, the Provision on the Board of directors and the Provisions on the Committees of the Board of directors;
- assistance to the members of the Board of directors in performance of their functions;
- providing disclosure (submittal) of information about the Company and storage of the Company's documents;
- providing duly consideration by the Company of the stockholders' applications and settlement of conflicts, concerning the violation the stockholders' rights;
- notification of the Chairman of the Board of directors of all facts preventing the observance of procedures subject to ensuring by the Corporate secretary of the Company;
- providing disclosure of information about the Company to the stockholders and interested persons.

6.4. Rights, duties, size of remuneration and responsibilities of the Corporate secretary of the Company are defined by internal documents of the Company, and also by the contract concluded by him/her with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company.

6.5. The Corporate secretary of the Company must possess knowledge necessary for performance of his/her functions, and also enjoy confidence of shareholders and of the members of the Board of directors.

6.6. With a view of controlling the effective performance by the Corporate secretary of his/her duties, the back office of the Corporate secretary of the Company may be established.

6.7. If the Corporate secretary of the Company is not appointed, his/her functions are performed by the Secretary of the Board of directors or by corresponding structural sub-divisions of the Company.

7. The disclosure of information about the Company

7.1. The Company's policy of disclosure of information about its activity is aimed at timely and full report of this information to all persons interested in receiving the information in the amount necessary for making a better decision about participation in the Company or taking other actions capable to influence the financial and economic activity of the Company.

7.2. The main principles of disclosure of information about the Company are regularity and efficiency of its submission, availability for the majority of stockholders and other interested persons, its authenticity and the completeness of its content, observance of reasonable balance between the exposure and commercial interests of the Company.

7.3. At the disclosure of information about the Company's activity, the Company provides equal treatment in relation to all groups of beneficiary of the information and prevents priority of one group of beneficiaries of the information over the others.

7.4. The Company's choice of information dissemination channels is based on the principle of providing free, clear access not connected with exorbitant charges, of the interested persons to the disclosed information.

7.5. The Company provides the disclosure of information on all essential issues of the Company's activity by satisfying the requirements established by the legislation of Russian Federation and regulations, principles of corporate governance and formed international practice.

7.6. The Company pays special attention to the disclosure of information about its property structure.

7.7. The management and competent employees of the Company submit the information at the meetings with investors and stockholders of the Company, at cooperation with rating agencies, at press conferences, and also by means of publications in the mass media, brochures and booklets. The information is also disclosed at the website of the Company in the Internet: www.volgatelecom.ru

7.8. The Company fixes the principles of information policy in the internal document - Provision on the information policy.

7.9. The Company reports annually to the stockholders about its activity. The content of information allows the stockholders to appraise the results the Company's one year activity. The annual report contains and in particular:

- the role of the Company in the industry;
- the foreground areas of the Company's activity;
- the report of the Board of directors on the results of the Company's development in the foreground areas of its activity;
- the development prospects of the Company;
- report on the payment of declared (accrued) dividends;
- description of the main risk factors, related to the Company's activity;
- the list of deals effected by the Company in the fiscal year and considered by the legislation to be large deals and related party transaction; the essential conditions of

each deal and the body of management of the Company, which has approved each deal are to be indicated in the list;

- the structure of the Board of directors and its modifications in the fiscal year, information about the members of the Board of directors;
- information about the General Director of the Company and the members of the Management board, including their biographical data and holding of shares of the Company during the fiscal year;
- criteria of determining and the total amount of remuneration of the General Director, the members of the Management board and of the Board of directors of the Company, in accordance with the results of the fiscal year;
- information about the observance by the Company of the Code of corporate governance;
- the Company's Auditing committee certificate;
- independent auditor report.

7.10. The Company tends to the inclusion of additional information allowing the stockholders to make better decisions into its annual reports, for example: information about the number, the kind of clients and the dynamics of their modification; about the billing policy of the Company, about effecting technical policy of the Company and implementation of new technologies; the Corporate secretary's report; report on the work of the Board of directors and of the Management board; information on the stockholders' letters, applications and claims and corporate conflicts, results of reaction to them.

7.11. Taking charge of protection of official and commercial secret, the Company assumes the responsibility for non-disclosure of confidential information, and also effects control over the use of insider information. All employees of the Company are obliged to provide the protection of confidential information and to observe the rules related to the use of insider information.

8. Control over the financial and economic activity of the Company

8.1. The essential goal of control over the financial and economic activity is the protection of stockholders investments and of the Company assets. In the conditions of raising effectiveness and transparency of the system of management, internal control in the Company, this aim is achieved also by introduction of the corporate information system.

8.2. One of the priorities of the system of control of the Company is the prevention, revelation and limiting of financial and operational risks.

8.3. The control over the financial and economic activity of the Company is effected by the Auditing committee and by the internal audit department. An independent auditor is also involved in the control.

8.4. The Auditing committee is elected by the General meeting of stockholders in the procedure stipulated by the current legislation and by the Charter of the Company for a period of 1 year. The Company tends to the raising of competence of the Auditing committee members and of their ability to support objective comments. The Auditing committee effects control over the financial and economic activity of the entire Company, including its branches and the representation office.

8.5. To raise the effectiveness of control over the financial and economic activity the Company effects regular internal control. The internal audit department elaborates procedures of internal control, subject to the Management board's approval.

8.6. The Board of directors effects control over the application of internal control procedures. The Board of directors effects preliminary approval of operations passing the limits

established by the Company's annual budget.

8.7. For the purpose of examination and confirmation of the correctness of the annual financial records, the Company involves annually a professional auditor, whose material interests are not connected with the Company or its stockholders.

8.8. An independent auditor of the Company is approved by the General meeting of stockholders. The terms and conditions of the contract concluded with the auditor, including the amount of payment for its services, are approved by the Board of directors of the Company.

8.9. The Board of directors of the Company effects regular control aimed at the prevention of conflict of interests in the activity of the involved independent auditor.

8.10. The independent auditor effects the audit of the financial and economic activity of the Company in accordance with legal acts of Russian Federation, on the basis of the contract concluded with it. The audit of the Company is effected in the way allowing to receive objective and full information on the Company's activity as the result of the audit.

9. Dividends

9.1. The Company proceeds from the fundamental importance of ensuring the receipt by the stockholders of their share of the Company's profits in accordance with the number and categories of the shares they possess.

9.2. The dividend policy of the Company is based on the principle of rational distribution of the profit got by the Company with due account for its investment needs. The basic principle of the dividend policy of the Company is the investment of its profit only in the economically justified projects, contributing obviously to its steady and long-term development.

9.3. The resolution on the payment of annual dividends, the amount of the annual dividend and the method of its payment in respect of each category (type) of shares is passed by the General meeting of the stockholders.

9.4. The Company informs the stockholders about its dividend policy by means of placing the information in mass media and at the website of the Company in the Internet: www.volgatelecom.ru

9.5. The dividends declared by the Company are paid only by monetary assets.

9.6. The payment of dividends is made in the terms stipulated in the Charter of the Company and by the resolutions of the General meetings of the stockholders or in shorter terms.

10. Settlement of corporate conflicts

10.1. The Company attaches great importance to the timely prevention and just settlement of corporate conflicts.

10.2. In relation to the corporate conflicts the Company follows the principle of prevention of conflicts at the earliest stages of their occurring and attentive attitude towards them.

10.3. In the case of corporate conflict the Company occupies position based on the provisions of Russian Federation legislation.

10.4. If the subject of the corporate conflict is the issue referred to the competence of the Board of directors of the Company or to the competence of the single executive body, the Board of

directors establishes interim Committee on the settlement of corporate conflicts.

10.5. In the case when the corporate conflict between the stockholders of the Company is capable to affect the Company's interests or the interests of other stockholders of the Company, the body of the Company responsible for consideration of such dispute decides whether the dispute affects the Company's interests or the interests of other stockholders or not, and also whether its participation is capable to contribute to the settlement of the corporate conflict or not.

10.6. With the consent of the stockholders who are the parties of the corporate conflict, the bodies of the Company (its members) may participate in the negotiations between the stockholders, submit to the stockholders the information in their disposal and which concerns the conflict and also documents, clarify the provisions of the legislation on joint stock companies, and the provisions of the internal documents of the Company, give advisory opinions and recommendations to the stockholders, prepare the drafts of documents on the settlement of conflicts for their signing by the stockholders, on behalf of the Company and within their competence assume responsibility in relation to the stockholders in the amount which is capable to contribute to the settlement of the dispute.

10.7. In case of impossibility to settle the corporate conflict between the Company and a stockholder (a group of stockholders), between the stockholders of the Company or between the stockholders and separate bodies of management of the Company, by other means, the dispute may be transferred to the Arbitration court for consideration.

Final provisions

The present Code is valid since the moment of its approval by the Board of directors.

The Board of directors at its sessions considers regularly the issues of observance of the present Code and ensures publication of information about results of consideration.

The Company will perfect the present Code in accordance with new standards of corporate governance in Russian and international practice, with due account for the interests of stockholders, of the Company and other interested groups.

Issues, not stipulated by the present Code, are regulated by the current legislation of Russian Federation, international contracts and agreements and by the Charter of the Company.

A P P R O V E D by
OJSC "VolgaTelecom" Board of directors
On September 24, 2004
Minutes № 8 of September 27, 2004

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
____________________ E.V. Yurchenko

Changes in the Code Of corporate governance Of OJSC "VolgaTelecom"

Nizhny Novgorod city
2004

In article 4 "The Company's Board of directors" item 4.22. is to be stated in the wording "For the purpose of effective functioning of the Board of directors the Company establishes the Committees of the Board of directors realizing the functions for corporate governance, staff and remuneration, strategic development, audit, etc.

The Committees are designed for preliminary consideration of issues related to the competence of the Board of directors and for preparation of recommendations on them to the Board of directors".

SUPPLEMENT № 2 – OJSC "VolgaTelecom" internal document, laying down the rules on preventing the insider dealings

APPROVED by

the decision of the Board of directors
of OJSC "VolgaTelecom"
Minutes № 35 of June 27, 2005

PROVISION

On the procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities

TABLE OF CONTENTS

1. General provisions 289
2. Definition of insider information and insider 289
3. Procedure of using insider information 289
4. Protection of insider information against misuse 290
5. Compliance with the requirements of this Provision 291
6. Final provisions 291

1. General provisions

1.1. The Provision on the procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities (hereinafter – the Provision) is the internal document of OJSC "VolgaTelecom" (hereinafter - the Company).

1.2. This Provision is aimed at regulation of using insider information and comprises:

- Definition of the insider information and the insider;
- The procedure of using insider information;
- Measures for protection of insider information against misuse.

1.3. The requirements of this Provision are applicable to all the Company's bodies and its employees in the Company's relations with shareholders and employees, and also with its contracting parties and government authorities, if these relations concern using the information on the Company's activity, the Company's securities and transactions with them, the information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities (hereinafter- insider information)

2. Definition of the insider information and the insider

2.1. In this Provision by the insider information is meant:

- The Company's information which is subject to disclosure but not disclosed according to the RF legislation on the securities market and the Company's internal documents, in the case if its disclosure may materially affect the market value of the Company's securities;
- Other information on the Company's activity and its subsidiary and associated companies, on the Company's securities, transactions with them, and the specified information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of the Company's securities.

2.2. Natural persons and legal entities are recognized to be insiders if they have the right of access to insider information under the law, other normative legal act, duty regulations or other internal document of the Company, and also on the basis of the contract with the Company, including:

- The Board of directors' members, the members of the Committees with the Board of directors, the members of the Company's Auditing committee, the members of the Management board, the Company's General Director;
- The persons performing labor, official or other professional duties for the Company, including on the basis of civil law contracts, whereby having the right of access to insider information (including auditors, specialized depositaries, professional participants of securities market);
- Heads of subsidiary and associated companies;
- Other natural persons and legal entities who have become the holders of insider information legally or illegally.

3. The procedure of using the insider information

3.1. Insiders have the right to use the insider information only in the Company's interests and in accordance with this Provision and other internal documents of the Company.

The Company's contracting parties are entitled to use the insider information which became known to them in accordance with law, other normative act and agreements with the Company.

3.2. The insiders have no right:

- To transfer the insider information or information based on it to other persons (entities) or to make such information accessible to third parties, except for the cases stipulated by RF legislation or defined by the decisions of the Company's Board of directors and the Management board;
- To give recommendations to third parties on making transactions with securities, if the recommendations are based on the specified information;
- To use the insider information in their own interests or in the interest of other persons (entities).

3.3. The members of the Company's Board of directors and its committees, Management Board, its General Director and the Company's employees having the access to the insider information are obliged to inform the Board of directors on their intention or on the intention of their close relatives to make transactions with the shares of the Company, of its subsidiary and associated companies, not later than 3 days prior to the settlement of such transactions, and also on transactions made with the specified securities. The specified obligation of persons, indicated in this item, is to be included into their duty regulations into the contract concluded with them by the Company.

3.4. The Company's employees authorized to communicate with shareholders, investors and general public in the context of performance of official duties are obliged to provide equal opportunity for all interested persons to get simultaneous access to the disclosed relevant information on the Company's activity, and also they are to take measures on denial of inadequate information, if its distribution results in causing damages to the Company and/or to its shareholders.

3.5. In case of violation of current legislation in the sphere of information disclosure, and also of the norms of this Provision, if such violation resulted in causing damages to the Company and/or its shareholders, persons and entities guilty of the specified violation and indicated in item 2.2. of this Provision may be brought to disciplinary, civil, administrative or criminal responsibility correspondingly.

4. Protection of the insider information against misuse

4.1. The Company has the right to introduce special procedures aimed to protect the insider information against misuse, to assure observance of the insider information usage procedure, including by means of excluding unauthorized access to the insider information and its usage by insiders specified in item 2.2. of this Provision; to increase the level of investors' and partners' confidence in Company.

4.2. To assure observance by insiders of insider information usage procedure the Company takes the following actions:

- Stipulates in internal documents, labor and other contracts the duties of the Company's employees and contracting parties, related to observance of insider information usage procedure, and also the measures of responsibility, and also the responsibility for the violation of the specified procedure, for the employees (violation of labor discipline), for the Company's contracting parties (violation of contractual obligations);
- To familiarize persons and entities specified in item 2.2. of this Provision with the list of

insider information;

- To familiarize the persons specified in 2.2. of this Provision with established procedure of using insider information and with liability for its violation;
- To provide insiders with conditions necessary for observance by them of established procedure of insider information usage;
- To take other actions in order to ensure the procedure of using the insider information.

4.3. For the purpose of protecting the insider information an insider is obliged:

- To obey the established procedure of using the insider information;
- Not to disclose the insider information, not to transfer it to third parties and not to use it in its own interests without the Company's consent, unless otherwise provided for by legislation, other normative acts or reasonable requirements of government and other bodies;
- Not to disclose the insider information after the termination of labor contract with the Company;
- To pay the damages caused to the Company due to violation by the specified person (entity) of the procedure of using the insider information;
- To transfer physical information carriers, containing the insider information, to the Company after termination or dissolution of labor or other contract with the Company;
- To observe other requirements concerning the insider information protection, the requirements being stipulated by law, other normative acts, the Company's Charter, this Provision, and other internal documents of the Company, and also by agreements with the Company.

5. Compliance with the requirements of this Provision

5.1. The Company's executive bodies ensure reliable mechanism of preparation, coordination and control over the content and the terms of information being disclosed, the appropriate system of custody of the Company's documents, functionality and safety of informational resources.

5.2. The Company's General Director organizes control over the observance of the requirements of this Provision.

6. Final provisions

6.1. Modifications and amendments in this Provision are introduced by the decision of the Company's Board of directors.

6.2. If due to modification of legislative and normative legal acts of Russian Federation some of the clauses of this Provision contradict them, the specified clauses become invalid, and the Company and other persons (entities) are guided by RF legislative and normative legal acts till the changes are introduced into the Provision.

SUPPLEMENT № 3 – OJSC “VolgaTelecom” consolidated financial statement for year 2004

with Independent Auditor’s Report

Open Joint Stock Company
“VolgaTelecom”

Consolidated Financial Statements

Year ended December 31, 2004
with Independent Auditor’s Report

OJSC “VolgaTelecom”

Consolidated Financial Statements

For the year ended December 31, 2004

Contents

Independent Auditors’ Report..1

Consolidated Financial Statements

Consolidated Balance Sheet..3
Consolidated Statement of Operations..4
Consolidated Statement of Cash Flows 5
Consolidated Statement of Changes in Shareholders’ Equity 6
Notes to Consolidated Financial Statements 7

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "VolgaTelecom"

We have audited the accompanying consolidated balance sheet of OJSC "VolgaTelecom" (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in paragraph 3, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 5 "Property, Plant and Equipment", the Company has transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits an entity to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to (i) whether the carrying amounts of property, plant and equipment as at January 1, 2003 are representative of fair value; (ii) resulting depreciation expense for the years presented and (iii) the respective deferred tax balances as of the reporting dates and deferred tax expense for the years presented.

As described in Note 3 "Summary of Significant Accounting Policies", the Company has not determined and presented its obligations existing under defined benefit plans in accordance with IAS 19, "Employee Benefits". We were not able to quantify the respective adjustments to the financial statements for the years presented.

In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in paragraph 3 above, and except for the effect on the financial statements of the matter referred to in paragraph 4 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OJSC "VolgaTelecom" as of December 31, 2004 and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

CJSC Ernst and Young Vneshaudit
August 15, 2005

	Notes	2004	2003
ASSETS			
Non-current assets:			
Property, plant and equipment	5	**25 603 506**	20 511 639
Intangible assets and goodwill	6	**2 167 468**	1 312 823
Investments in associates	8	**110 096**	219 080
Long-term investments	9	**11 252**	23 619
Long-term accounts receivable and other financial assets	13	**21 591**	28 973
Long-term advances given	10	**227 798**	133 391
Deferred income tax asset	28	**24 814**	54 104
Total non-current assets		**28 166 525**	22 283 629
Current assets:			
Inventories	11	**859 609**	502 375
Accounts receivable	12	**1 137 874**	1 062 725
Other current assets	14	**1 694 769**	1 073 588
Cash and cash equivalents	15	**422 185**	327 284
Total current assets		**4 114 437**	2 965 972
TOTAL ASSETS		**32 280 962**	25 249 601
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity:			
Preference shares	17	**963 366**	963 366
Ordinary shares	17	**2 890 324**	2 890 324
Share premium, retained earnings, and other reserves		**13 199 851**	11 205 113
Total shareholders' equity		**17 053 541**	15 058 803
Minority interest	**18**	**377 213**	345 803
Non-current liabilities:			
Long-term borrowings	19	**4 256 346**	2 495 674
Finance lease obligations	20	**698 769**	520 394
Deferred revenue		**237 491**	217 720
Deferred income tax liability	28	**1 021 603**	1 011 110
Other non-current liabilities		**95 313**	77 860
Total non-current liabilities		**6 309 522**	4 322 758
Current liabilities:			
Accounts payable, accrued expenses and advances received	21	**2 592 453**	2 145 616
Payables to Rostelecom	33	**110 965**	47 144

Taxes payable	22	**845 050**	742 145
Dividends payable	32	**28 487**	21 535
Short-term borrowings	**19**	**2 801 307**	1 640 368
Current portion of long-term borrowings	19	**1 816 704**	604 320
Current portion of finance lease obligations	20	**345 720**	321 109
Total current liabilities		**8 540 686**	5 522 237
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**32 280 962**	25 249 601

	Notes	2004	2003
Revenues	24	20 966 543	**16 726 138**
Operating expenses			
Wages, salaries, other benefits and payroll taxes		**(6 735 501)**	(5 258 632)
Depreciation and amortization	**5,6**	**(2 584 675)**	(2 022 383)
Loss on disposal of property, plant, and equipment		**(78 269)**	(112 350)
Materials, repairs and maintenance, utilities		**(1 787 512)**	(1 545 113)
Taxes other than income tax		**(461 666)**	(272 769)
Interconnection charges		**(2 472 250)**	(1 928 276)
Provision for impairment of receivables	**12**	**(599 653)**	(517 077)
Other operating expenses	**25**	**(2 010 144)**	(1 533 362)
Total operating expenses		**(16 729 670)**	(13 189 962)
Operating profit		**4 236 873**	3 536 176
Share of result of associates	8	72 549	**107 359**
Interest expense, net	26	(643 958)	**(398 511)**
Gain (loss) from sales of subsidiaries, associates and other investments	27	**88 144**	(46 125)
Foreign exchange loss, net		**(14 291)**	(60 388)
Profit before income tax and minority interest		**3 739 317**	3 138 511
Income tax	**28**	**(1 167 257)**	(1 030 215)
Profit before minority interest		**2 572 060**	2 108 296
Minority interest	**18**	**(93 063)**	(111 267)
Net profit		**2 478 997**	1 997 029
Basic and diluted earnings per share (Russian Rubles)	**29**	**7,56**	6,09

	Notes	2004	2003
Cash flows from operating activities:			
Profit before income tax and minority interest		**3 739 317**	3 138 511
Adjustments for:			
Depreciation and amortization	5,6	**2 584 675**	2 022 383
Loss on disposal of property, plant and equipment		**78 269**	112 350
Provision for impairment of receivables	12	**599 653**	517 077
Share of result of associates	8	**(72 549)**	(107 359)
(Gain)/loss from sale of subsidiaries, associates and other investments	27	**(88 144)**	46 125
Interest expense, net	26	**643 958**	398 511
Foreign exchange gain, net		**14 291**	60 388
Operating cash flows before working capital changes		**7 499 470**	6 187 986
Increase in accounts receivable		**(662 830)**	(724 767)
Decrease (increase) in other current assets		**(621 181)**	34 708
Increase in inventories		**(352 798)**	(17 435)
Increase in accounts payable and accrued expenses		**542 094**	89 659
Increase in taxes payable		**104 839**	167 327
Cash flows generated from operations		**6 509 594**	5 737 478
Interest paid		**(535 186)**	(389 820)
Income tax paid		**(1 005 204)**	(945 473)
Net cash flows from operating activities		**4 969 204**	4 402 185
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(6 577 511)**	(3 620 146)
Purchase of intangible assets		**(207 780)**	(716 950)
Proceeds from sales of property, plant and equipment		**99 245**	16 869
Acquisition of subsidiaries and purchase of minority interest		**(249 891)**	(924 840)
Disposal of subsidiaries		**177 686**	–
Proceeds from disposal of investments and other financial assets		**222 309**	–
Interest received		**9 825**	13 089
Dividends received		**38 232**	4 129
Net cash flows used in investing activities		**(6 487 885)**	(5 227 849)
Cash flows from financing activities:			
Proceeds from promissory notes		**396 160**	400 000
Repayment of promissory notes		**(832 037)**	–
Proceeds from borrowings		**7 542 718**	2 504 274
Repayment of borrowings		**(4 007 279)**	(1 658 067)
Proceeds from debt securities issued		**37 428**	988 106
Repayment of finance lease obligations		**(485 308)**	(284 220)
Repayment of vendor financing obligations		**(613 289)**	(633 482)
Proceeds from other non-current liabilities		**–**	11 895
Dividends paid		**(424 811)**	(329 091)
Net cash flows from financing activities		**1 613 582**	999 415
Effects of exchange rate changes on cash and cash equivalents		**–**	(61 330)
Net increase in cash and cash equivalents		**94 901**	112 421
Cash and cash equivalents at the beginning of the year		**327 284**	214 863
Cash and cash equivalents at the end of the year		**422 185**	327 284

	Notes	Share capital: Preference shares	Share capital: Ordinary shares	Retained earnings	Total equity
At December 31, 2002	2	963 366	2 890 324	9 805 524	13 659 214
Net profit for the year		–	–	1 997 029	1 997 029
Purchase of minority interest	7	–	–	(276 445)	(276 445)
Dividends	30	–	–	(320 995)	(320 995)
At December 31, 2003		963 366	2 890 324	11 205 113	15 058 803
Net profit for the year		–	–	**2 478 997**	**2 478 997**
Purchase of minority interest	7	–	–	**(57 370)**	**(57 370)**
Dividends	30	–	–	**(426 889)**	**(426 889)**
At December 31, 2004		**963 366**	**2 890 324**	**13 199 851**	**17 053 541**

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC "VolgaTelecom" and its subsidiaries – (hereinafter "the Company" or OJSC "VolgaTelecom") for the year ended December 31, 2004 were authorized for issue by the General Director of the Company on August 15, 2005.

The Company

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

Open joint-stock company Svyazinvest, a federal holding company majority-owned by the Russian Federation, owns 51% of the Company's ordinary shares.

The Company's principal activity is providing local, long-distance and cellular telephone services on the territory of Povolzhie region. Other types of activity of the Company include production of telecommunication equipment and its technical support.

The average number of employees in the Company in 2004 was approximately 50,000 persons (in 2003 – 52,000).

The registered office of the Company is in the city of Nizhny Novgorod (the Russian Federation), Dom Svyazi, Maxim Gorky sq.

Tariff Setting

Under the Russian antimonopoly legislation, the Company is considered a monopolist for fixed line telecommunication services. As a result, tariffs charged by the Company are set by federal authorities. Tariffs charged to the Company by Rostelecom (the primary provider of domestic long distance and international telecommunication services in the Russian Federation, which is also controlled by Svyazinvest) are also subject to state regulation, thus creating a cross-subsidization mechanism.

Liquidity and Financial Resources

As of December 31, 2004, the Company's current liabilities exceeded its current assets by approximately 4,426,249[Y1] (2003 – 2,556,265[Y2]). As a result, there may be some doubt about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance lease.

1. General Information (continued)

Liquidity and Financial Resources (continued)

Through 2005, the Company anticipates funding from a) cash generated from operations; b) bonds placement at domestic market; c) financing from domestic and international lending institutions. Management also expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company has transitioned to IFRS at the beginning of the earliest period presented in these financial statements (January 1, 2003) using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent financial statements. The Company's previous financial statements disclosed that management made certain estimates and assumptions to present the carrying value of fixed assets which did not comply with historical cost as defined by IAS 16, "Property, plant, and equipment".

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Further the Company did not apply the provision of IAS 19 "Employee benefits" and as such did not account for defined benefit obligations. However the Company has engaged an actuary to assess the pension obligation and as a result, the defined benefit obligation will be recorded in subsequent periods.

Basis of Presentation of the Financial Statements (continued)

Accounting for the Effect of Inflation

Prior to January 1, 2003 the characteristics of the economic environment of the Russian Federation indicated the existence of hyperinflation. Non-monetary assets and liabilities acquired prior to December 31, 2002 (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost), and share capital transactions occurring before December 31, 2002, have been restated in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" by applying the relevant conversion factors to the historical cost through December 31, 2002.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment, deferred taxation and accounts receivable provision, as discussed in Notes 5, 12 and 28.

Reconciliation of Equity and Net Profit Reported under Previous GAAP and under IRFS

Shareholders' equity and net income are reconciled between previous Generally Accepted Accounting Principles (GAAP) and IFRS as follows:

	Shareholders' equity as at December 31, 2003	Net profit for the year ended December 31, 2003	Shareholders' equity as at January 1, 2003
Previous GAAP as reported	**14 991 936**	**1 792 540**	**13 574 139**
- preference dividends reversal	200 941	–	147 193
- interconnection charges reversal, net of tax effect	70 977	10 630	60 347
- minority interest correction	–	120 175	(120 175)
Previous GAAP as restated	**15 263 854**	**1 923 345**	**13 661 504**
Goodwill amortization	39 522	39 522	–
Fair value revaluation of fixed assets, intangible assets and other assets and liabilities in subsidiaries, net of tax effect	31 872	34 162	(2 290)
Purchase of minority interest (Note 7)	(276 445)	–	–
International Financial Reporting Standards	**15 058 803**	**1 997 029**	**13 659 214**

The previous GAAP refers to the Company's prior year financial statements, in which the Company applied some, but not all, IFRS as described above.

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

Subsidiaries

The consolidated financial statements include financial statements of subsidiaries, the entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over its operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between parent and/or subsidiary companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Financial statements of OJSC "VolgaTelecom" and its subsidiaries, based on which the consolidated financial statements are prepared, are based on unified accounting policy.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented separately from liabilities and shareholders' equity.

Acquisition of Minority Interest in subsidiaries

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction.

3. Summary of Significant Accounting Policies (continued)

3.1 Principles of Consolidation (continued)

Investments in Associates

Associates are entities in which the Company generally owns between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate the Company does not recognize further losses, unless the Company is obligated to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.2 Investments

The Company classified its investments into the following categories: held-to-maturity and available-for-sale. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for the cases when they are to be recovered within 12 months after the reporting date.

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management of the Company determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the settlement date, which is the date that the investment is delivered to or by the Company. All investments are initially recognized at cost, being the fair value of the consideration given and including transaction costs.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments (continued)

Available-for-sale investments are carried at fair value. A gain or loss arising from a change in the fair value of an available for sale investment is recognized directly in equity until the investment is sold, collected or otherwise disposed of, or until it is determined to be impaired. Upon disposal, cumulative gain or loss previously recognized as a component of equity is included in the statement of operations.

For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

3.3 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Ruble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Rubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31, 2004 and 2003 were as follows:

Currency	2004	2003
Russian Rubles per US dollar	**27,75**	29,45
Russian Rubles per Euro	**37,81**	36,82
Russian Rubles per Japanese yen	**0,27**	0,28

3.4 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost less accumulated depreciation and any impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1.

3. Summary of Significant Accounting Policies (continued)

3.4 Property, Plant and Equipment (continued)

Depreciation is calculated on a straight-line basis. The depreciation periods, which approximate the estimated useful economic lives of the respective assets, are as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

For the purposes of disclosure, property, plant and equipment are aggregated into the following groups:

Land, buildings and constructions;

Switches and transmission devices;

Construction in progress and equipment for installation;

Other assets, in which computers, vehicles and other equipment are included.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date. Depreciation begins when fixed assets are put into operation.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, interest costs on such borrowings, as well as interest costs on borrowings obtained specifically to finance construction of property, plant and equipment, are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

IAS 36 "Impairment of Assets" requires that the recoverable amount of an asset, including property, plant and equipment, should be estimated whenever there is an indication that the assets may be impaired.

3. Summary of Significant Accounting Policies (continued)

3.4 Property, Plant and Equipment (continued)

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of operations.

3.5 Intangible Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on an acquisition of a subsidiary is classified as intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Goodwill is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired. As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

The excess of the fair value of the Company's share of the net assets acquired over the cost of acquisition is recognized in the statement of operations.

3. Summary of Significant Accounting Policies (continued)

3.5. Intangible Assets (continued)

Other Intangible Assets

The Company measured GSM licenses at the date of transition to IFRS at the fair value and used that fair value as deemed cost at that date.

Other intangible assets are capitalized at cost.

Licenses and software are depreciated on a straight-line basis over the estimated useful life equal to the term of license or of the right to use the software. Useful life of other intangible assets is 10 years.

Impairment of Intangible Assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and, when impaired, the asset is written down immediately to its recoverable amount. Intangibles with indefinite lives and those not ready for use are tested for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired

3.6 Inventories

Inventories, which are mainly comprised of cable, materials, spare parts for telecommunications equipment and goods for resale, are recorded at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of inventory is determined on the weighted average basis.

3.7 Accounts Receivable

Accounts receivable are stated at original invoice amount, less provision made for impairment of these receivables. A provision for impairment of trade receivables and other receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Accounts that are individually significant are assessed for uncollectability and recognized individually. Uncollectability is measured and recognized on a portfolio basis for accounts of similar customers that are not individually identified as doubtfully recoverable.

The amount of the provision is recognized in the statement of operations.

3. Summary of Significant Accounting Policies (continued)

3.8 Value-Added Tax

The tax regulations permit the settlement of sales and purchases value added tax (VAT) on a net basis.

Value added tax receivable

VAT recoverable relates to purchases which have not been settled at the balance sheet date. VAT receivable is reclaimable against sales VAT upon payment for the purchases.

Value added tax payable

Value added tax payable comprises the following: 1) VAT related to sales, which is payable to tax authorities upon collection of receivables from customers net of VAT on purchases which have been settled at the balance sheet date; 2) VAT related to sales which have not been settled at the balance sheet date (VAT deferred). Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

3.9 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.10 Borrowings

Borrowings are initially recognized at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortized cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

3.11 Leases

Finance leases of equipment that transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company are capitalized at the inception of the lease at the market value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

3. Summary of Significant Accounting Policies (continued)

3.11 Leases (continued)

Capitalized leased assets are depreciated using the straight-line method over the estimated useful life of the asset like other fixed assets within the same class, with consideration of the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3.12 Pensions and Other Post-Employment Benefits

Unified social tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 35.6% to approximately 18%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

Other pension plans and post-employment benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides benefits for its employees by using post-employment benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

Post-employment benefit plans include defined contribution plans and defined benefit plans.

Defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

3. Summary of Significant Accounting Policies (continued)

3.13 Deferred Income Tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes.,

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted (or substantively enacted) at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3.14 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

3.15 Shareholders' Equity

Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognized as a share premium.

3. Summary of Significant Accounting Policies (continued)

3.15 Shareholders' Equity (continued)

Dividends

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.16. Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

The Company categorizes the revenue sources in thirteen major categories:

1. Long distance telephone calls - domestic;
2. Long distance telephone calls - international;
3. Local telephone calls;
4. Installation and connection fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematics services;
9. New services;
10. Rent of telephone channels;
11. Services for national operators;
12. Other telecommunications services;
13. Other revenues.

Long distance calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone; as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local telephone calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone; as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

3.16. Revenue (continued)

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized into income on the same basis that the fixed assets are depreciated

Documentary services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Cellular services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematics services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ISDN, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.16. Revenue (continued)

Services for national operators

Revenue from national service providers includes two different groups.

The first group of revenues represents services rendered to OJSC "Rostelecom" for termination of long-distance traffic of its operators-partners in the network of the Company.

In 2003 the Ministry of the Russian Federation for antimonopoly policy and entrepreneurial support (MAP) has conducted a reform of the settlements system of multi regional OJSC "Svyazinvest" Companies with the OJSC "Rostelecom" for transit of intercity long-distance traffic. Till August 1, 2003 revenue calculation has been based on the integral settlement rate, multiplied on the total number of minute-distances (transfer of 1 minute of traffic on 50 kilometers interval of OJSC "Rostelecom"'s network), transferred through the period.

Integral settlement rate has been calculated as a sum of linear settlement rate between zones and a difference between inbound and outbound termination settlement rates of the regional Companies. The rate has been calculated and agreed by the MAP once per year according to traffic statistics of previous year, thus it has not reflected real economical benefits and costs related to changes of the incoming and outgoing structure of the traffic in the current settlement period.

In August 2003 new and more transparent inter-operators settlement system for intercity traffic has been introduced. New system separates payments of regional operators for the transfer of intercity traffic in OJSC "Rostelecom"'s network and termination of the traffic in the zone, where outgoing intercity call of own subscriber reaches its destination, and payments for the termination of the incoming intercity traffic from other operators in the own network of the Company.

Calculation of the costs for the transit of intercity traffic is based on the new settlement rate, that is equal to the sum of linear settlement rate multiplied by the quantity of 50 kilometers intervals between zones, using the termination settlement rate for the zone where the calls is terminated. Revenue calculation for the transit of intercity traffic from the OJSC "Rostelecom"'s to the customers of the regional OJSC "Svyazinvest"'s company is based on the termination settlement rates. New rates have been defined by the order of the MAP dated July 4, 2003.

The second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

Major revenues are recognized from the services for transit of local, intercity and international traffic. Further, the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.16. Revenue (continued)

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.17 Commitments

A commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Significant commitments are disclosed.

Assets to be acquired and liabilities to be incurred as a result of the Company's commitment to purchase or sell goods or services are not recognized until at least one of the parties has performed under the agreement such that it either is entitled to receive an asset or is obligated to disburse an asset.

3.18 Contingencies

Contingent liabilities are not recognized in the financial statements as it is not probable that a liability will need to be settled or the outcome to determine whether a liability exists is dependant on a future event. They are disclosed in the accompanying notes unless the possibility of an outflow of resources embodying economic benefit is remote.

Contingent assets are not recognized in the financial statement but disclosed when an inflow of economic benefits is probable.

3.19 IFRS 3 'Business Combinations', IAS 36 'Impairment of Assets' and IAS 38 'Intangible Assets'

The company has chosen an early adoption of IFRS 3, IAS 36 and IAS 38 with provisions of these standards to be applied to business combinations for which the agreement date was on or after January 1, 2003.

4. Segment Information

	2004				2003			
	Fixed line	Mobile	Intercompany eliminations	Total for the Company	Fixed line	Mobile	Intercompany eliminations	Total for the Company
REVENUE								
Sales to third parties	18 628 219	2 736 677	(398 353)	20 966 543	14 893 218	2 077 025	(244 105)	16 726 138
Inter-segment sales	(350 122)	(48 231)	398 353	–	(244 105)	–	244 105	–
Total revenue	18 278 097	2 688 446	–	20 966 543	14 649 113	2 077 025	–	16 726 138
Segment result	3 467 963	768 910	–	4 236 873	2 797 786	738 390	–	3 536 176
Unallocated corporate expenses	–	–	–	–	–	–	–	–
Operating profit				4 236 873				3 536 176
Share of result of associates				72 549				107 359
Interest expense, net				(643 958)				(398 511)
Gain (loss) from sale of subsidiaries, associates and other investments				88 144				(46 125)
Foreign exchange gain, net				(14 291)				(60 388)
Income tax				(1 167 257)				(1 030 215)
Minority interest				(93 063)				(111 267)
Net profit				2 478 997				1 997 029

4. Segment Information (continued)

OTHER INFORMATION	2004 Fixed line	2004 Mobile	2004 Intercompany eliminations	2004 Total for the Company	2003 Fixed line	2003 Mobile	2003 Intercompany eliminations	2003 Total for the Company
Segment assets	29 656 339	2 559 539	(69 826)	32 146 052	21 952 837	3 023 580	–	24 976 417
Investments in associates				110 096				219 080
Unallocated corporate assets				24 814				54 104
Consolidated total assets				32 280 962				25 249 601
Segment liabilities	(12 392 028)	(1 506 403)	69 826	(13 828 605)	(7 652 610)	(1 181 275)		(8 833 885)
Unallocated corporate liabilities				(1 398 816)				(1 356 913)
Consolidated total liabilities				(15 227 421)				(10 190 798)
Capital expenditure	6 938 434	1 054 559		7 992 993	4 334 951	732 970		5 067 921
Depreciation and amortization	2 279 741	304 934		2 584 675	1 787 597	234 786		2 022 383
Other non-cash expenses (provision for impairment of receivables)	583 118	16 535		599 653	494 087	22 990		517 077

4. Segment Information (continued)

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude income tax assets. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude items such as deferred tax liabilities and other liabilities pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment. Provisions relate only to those charges made against allocated assets.

5. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	9 397 798	9 317 555	1 338 461	2 443 002	22 496 816
Additions	–	–	7 992 993	–	7 992 993
Additions due to acquisition of subsidiaries	–	7 481	–	–	7 481
Disposals	(95 410)	(75 126)	(10 296)	(61 804)	(242 636)
Disposals due to sale of subsidiaries	(72 800)	(96 262)	(40 322)	(10 059)	(219 443)
Transfers	3 038 062	3 439 274	(7 551 922)	1 074 586	–
At December 31, 2004	**12 267 650**	**12 592 922**	**1 728 914**	**3 445 725**	**30 035 211**
Accumulated Depreciation					
At December 31, 2003	(470 480)	(1 124 166)	–	(390 531)	(1 985 177)
Charge for the year	(551 538)	(1 444 350)	–	(526 022)	(2 521 910)
Disposals	7 751	29 263	–	11 982	48 996
Disposals due to sale of subsidiaries	5 144	14 803	–	6 439	26 386
At December 31, 2004	**(1 009 123)**	**(2 524 450)**	–	**(898 132)**	**(4 431 705)**
Net book value as of December 31, 2003	**8 927 318**	**8 193 389**	**1 338 461**	**2 052 471**	**20 511 639**
Net book value as of December 31, 2004	**11 258 527**	**10 068 472**	**1 728 914**	**2 547 593**	**25 603 506**

The net book value of property, plant and equipment, which were received on vendor financing terms, amounted as of December 31, 2004 to 1,503,318[Y3](2003 – [Y4]1,428,608).

5. Property, Plant and Equipment (continued)

The net book value of plant and equipment held under finance leases at December 31, 2004 is 1,675,050 [Y5](2003 – 1,202,206[Y6]). Leased assets are pledged as security for the related finance lease obligations (see Note 20).

In 2004, the Company increased construction in progress by the amount of capitalized interest totaling 183,613 [Y7](2003 – 131,178[Y8]). Capitalization rate in 2004 was 12%[Y9].

Bank borrowings are secured by properties with the carrying value as of December 31, 2004 of approximately 8,918,000 [Y10](2003 – 5,361,[Y11]000) (see Note 19).

The net book value of property plant, plant and equipment which were subject to joint ownership as of December 31, 2004 amounted to 81,256 (2003 – 78,133).

6. Intangible Assets

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31, 2003	**323 811**	**167 055**	737 074	125 577	1 353 517
Additions	–	14 325	901 833	306	916 464
Additions due to acquisition of subsidiaries	1 286	–	19	–	1 305
Disposals	–	–	(2 557)	(120)	(2 677)
Disposals due to sale of subsidiaries	–	–	(202)	–	(202)
At December 31, 2004	**325 097**	**181 380**	**1 636 167**	**125 763**	**2 268 407**
Accumulated amortization					
At December 31, 2003	–	(13 937)	(16 072)	(10 685)	(40 694)
Charge for the year	–	(17 490)	(32 294)	(12 981)	(62 765)
Disposals	–		2 495	12	2 507
Disposals due to sale of subsidiaries	–	–	13	–	13
At December 31, 2004	**–**	**(31 427)**	**(45 858)**	**(23 654)**	**(100 939)**
Net book value at December 31, 2003	**323 811**	**153 118**	**721 002**	**114 892**	**1 312 823**
Net book value at December 31, 2004	**325 097**	**149 953**	**1 590 309**	**102 109**	**2 167 468**

Goodwill arose on the acquisition of CJSC "Transsvyaz" on August 20, 2004 (see Note 7).

6. Intangible Assets (continued)

Oracle E-Business Suite

As of December 31, 2004 software includes Oracle E-business Suite software with a gross book value of 845,558[Y12] (2003 – 684,616), including interest capitalized of 76,934 (2003 – nil[Y13]). In accordance with the supply contract, the Company has been provided with non-exclusive licenses for 13,029 users of E-business Suite 2003 Professional among other license applications.

The Company will commence amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over useful life of the licenses. Until then the Company annually tests this software for impairment.

Full implementation of Oracle E-Business Suite software is expected to be between 2005 and 2008.

Advances given to acquire Oracle E-Business Suite software in the amount of 44,293 are included in "Long-term advances given" (see Note 10).

Amdocs Billing Suite

As of December 31, 2004 software also includes Amdocs Billing Suite software with a gross book value of 645,579 [Y14](2003 – nil). This software was purchased for the purpose of the implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to last 4-5 years.

The Company's Board of Directors approved the purchase of Amdocs Billing Suite software on November 22, 2004[Y15].

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for zero coupon promissory notes in the amount of 755,662. Repayment of promissory notes issued is expected to be exercised by June 1, 2006[Y16].

The Company will commence amortizing this asset from the date of software implementation. Until then the Company annually tests this software for impairment.

The Company's management believes that the carrying values of goodwill, Oracle E-business Suite software and Amdocs Billing Suite software are recoverable as of December 31, 2004 and 2003.

As of December 31, 2004 licenses mainly included GSM 900 licenses with net book value 149,953 (2003 – 153,118). The Company measured GSM licenses at the date of transition to IFRS at fair value and used that fair value as deemed cost at that date. The remaining useful life of licenses is approximately about 8 years.

7. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OJSC "VolgaTelecom" and its subsidiaries, whose main activity is providing cellular and other telecommunication services. These subsidiaries are Russian legal entities registered in accordance with Russian regulations. The subsidiaries are listed below:

Subsidiary	Main Activity	Ownership,% 2004	Ownership,% 2003	Voting Shares 2004	Voting Shares 2003
CJSC "Nizhegorodskaya Sotovaya svyaz" (NCC)	Cellular services (GSM-900)	**100**	100	**100**	100
CJSC "Tsifrovye Telecommunicatsii"	Local telephone network services	**100**	100	**100**	100
CJSC "TeleSvyazInform"	Cable and air TV services	**100**	100	**100**	100
LLC Russian-American SP "Izhcom"	Data transmission and telematics services	**100**	51	–	–
LLC "Vyatka-Page"	Paging services	**91**	91	–	–
CJSC "Transsvyaz"	Local telephone network services	**80**	40	**80**	40
CJSC "Omrix"	Local telephone network services	**74**	42	**74**	42
CJSC "Puls Radio Ioshkar-Iola"	Radio services	**61**	61	**61**	61
CJSC "Ulyanovsk –GSM"	Cellular services (GSM-900)	**60**	51	**60**	51
CJSC "Sotovaya svyaz Mordovii"	Cellular services (GSM-900)	**60**	60	**60**	60
CJSC "Orenburg GSM"	Cellular services (GSM-900)	**51**	51	**51**	51
LLC "RadioResonans"	Radio services	**51**	51	–	–
OJSC "Tatincom-T"	Cellular services (GSM-900)	**50+ 1 share**	50+ 1 share	**50+ 1 share**	50+ 1 share
CJSC "Narodny Telephone Saratov"	Cellular services (CDMA)	**50+ 1 share**	50+ 1 share	**50+ 1 share**	50+ 1 share
CJSC "Nizhegorodskyi radiotelephone"	Local telephone network services	**50**	50	**50**	50
CJSC "Chery - Page"	Paging services	**50**	50	**50**	50
LLC "Vyatskaya sotovaya svyaz"	Cellular services (NMT-450)	–	51	–	–
LLC "Udmurtskie sotovye seti - 450"	Cellular services (NMT-450)	–	100	–	–

In March 2003, the Company acquired minority interests of 50% in CJSC "Nizhegorodskaya Sotovaya Svyaz" for cash consideration of 20 million US dollars (approximately 641,000) and became 100% owner of this entity. The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities in total amount of 276,445 was reflected as an equity transaction.

In September 2003 the Company acquired 50%+1 share in OJSC "Tatincom-T" for consideration of 15.6 million US dollars (approximately 474,000).

7. Consolidated Subsidiaries (continued)

The Company's management has assigned the acquisition price for the 50%+1 share in OJSC "Tatincom-T" as follows:

Acquisition price	454 656
Transaction costs	19 280
Total paid	**473 936**
Assigned value of identifiable assets and liabilities:	
Property, plant and equipment, net	437 783
Intangible assets, net	102 886
Accounts receivable	78 837
Cash and cash equivalents	8 628
Other current assets	133 747
Current liabilities	(213 273)
Long-term liabilities	(248 358)
Total net assets	**300 250**
Company's share in acquired net assets	50%
Assigned value of acquired share in identifiable net assets	150 125
Amount of goodwill at December 31, 2003, net	**323 811**

On January 15, 2004 the Company acquired additional 31.2% of ordinary voting shares of OJSC "Omrix" for cash consideration 406 and obtained control over this entity (increased its share to 74%). The fair value of OJSC "Omrix"'s identifiable assets, liabilities and contingent liabilities approximated the book values. The difference between the cost of the acquisition and the acquired share of the assets and liabilities constituted the amount of 27 (see also Note 8).

On July 16, 2004 the Company acquired additional 40% of ordinary shares of CJSC "Transsvyaz" for cash consideration 3,990 and obtained control over this entity (increased its share to 80%). The fair value of CJSC "Transsvyaz"'s identifiable assets, liabilities and contingent liabilities approximated the book value. The difference between the cost of the acquisition and the acquired share of the assets and liabilities constituted the amount of 1,259 (see also Note 8).

On September 27, 2004 the Company acquired 9% minority interest in CJSC "Ulyanovsk-GSM" for cash consideration 62,115 (increased its share to 60%). The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities in the amount of 42,915 was reflected as an equity transaction.

On May 18, 2004 the Company acquired all minority interest in LLC Russian-American SP "Izhcom" for cash consideration 23,266 and became 100% owner of this entity. The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities in total amount of 14,455 was reflected as an equity transaction.

7. Consolidated Subsidiaries (continued)

Disposal of shares in subsidiaries for 2004 is presented below:

Name	Main activity	Carrying amount of net assets disposed	Sale/disposal of share in equity on the date of transaction, %	Proceeds from sale

LLC Vyatskaya sotovaya svyaz"	Cellular services (NMT-450)	33 205	51	45 698
LLC "Udmurtskie sotovye seti – 450"	Cellular services (NMT-450)	89 863	100	134 170
Total		**123 068**		**179 868**

Profit / loss on sale of shares in subsidiaries is presented in Note 27.

8. Investments in Associates

Investments in associates at December 31, 2004 and 2003 comprised the following:

		As of December 31, 2004		As of December 31, 2003	
Associate	**Activity**	**Voting shares**	**Carrying value**	**Voting shares**	**Carrying value**
CJSC "Tsifrovye Seti Udmurtii-900"	Cellular services (GSM-900)	–	–	49%	120 320
CJSC "Samara Telecom"	Local telephone network services	**28%**	**77 695**	28%	64 583
CJSC "Transsvyaz"	Local telephone network services	–	–	40%	1 196
OJSC "Telesot"	Local telephone network services	**32%**	**10 248**	32%	9 093
ACB "S-Bank"	Banking services	**42%**	**16 596**	42%	16 944
OJSC "Omrix"	Local telephone network services	–	–	42%	508
Other	Cellular and telephone services	**40%-49%**	**5 557**	20%-49%	6 436
Total			**110 096**		219 080

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

8. Investments in Associates (continued)

The Company has investments in the following associates whose net assets are negative as of December 31, 2004 and 2003:

			Net assets as of December 31,	
Name	**Activity**	**Voting share, %**	**2004**	**2003**
CJSC "Saratov-Mobile"	Cellular services (AMPS)	50%	**(75 537)**	(51 089)
CJSC "Chuvashiya Mobile"	Cellular services (AMPS)	30%	**(2 251)**	(53 824)

Disposal of shares in associates for 2004 is presented below:

Associate	**Main activity**	**Carrying value of**	**Sale/disposal of**	**Proceeds from**

		associate	share in equity on the date of transaction, %	sale
CJSC "Sotel-NN"	Cellular services (NMT-450)	–	20%	17 883
CJSC "Tsifrovye Seti Udmurtii-900"	Cellular services (GSM-900)	178 294	49%	186 729
Total		**178 294**		**204 612**

The share of income from CJSC "Tsifrovye Seti Udmurtii" for the period beginning January 1, 2004 to the date of disposal was 57,975[Y17].

Gain from sale of shares in associates is presented in Note 27.

Movement in investments in associates for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Investments in associates at January 1	219 080	**111 721**
Share of income net of income tax, net of dividends received	72 549	**107 359**
Effect of consolidation as a result of acquisition of control	(3 239)	–
Sale of investments in associates	**(178 294)**	–
Investments in associates at December 31	**110 096**	219 080

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of the associated company, except for investments in CJSC "Saratov-Mobile", and CJSC "Chuvashiya Mobile". For these latter associates the carrying amounts of the investments were reduced to zero considering that such associates reported accumulated losses exceeding the cost of the respective investments.

9. Long-term investments

As of December 31, 2004 and 2003, the Company's investments comprised the following:

	2004	2003
Long-term investments available-for-sale	**11 252**	23 619

As of December 31, 2004 and 2003 financial investment available-for-sale comprised the following:

	2004		2003	
Company	Carrying value	Ownership interest	Carrying value	Ownership interest
ZAO "RusLeasingSvyaz"	**12 293**	**7,7%**	12 293	7,7%
OAO "Promstroybank"	**7 496**	**0,7%**	7 496	0,7%
OAO "Alfa Bank" promissory notes	**2 583**	–	2 583	–
OAO "Svyaz-bank"	**3 987**	**2,1%**	3 987	2,1%
OAO "Sberbank RF"	**803**	**0,00061%**	803	0,00061%

OAO "Ayar"	**443**	**0,23%**	443	0,23%
ZAO "TeleRoss-Samara"	**990**	**10,0%**	990	10,0%
TOO "Raduga-Poisk"	**3 079**	**10,0%**	3 079	10,0%
"Union-Card"	**402**	**15,0%**	402	15,0%
ZAO "Reg-time"	**570**	**18,0%**	570	18,0%
OAO "ONEXIM-Volga"	**–**		14 806	8,0%
OAO "Mordovpromstroibank"	**–**		5 051	6,0%
Regional trade centre "Myza"	**–**		6 081	3,0%
Others	**1 803**		4 133	
Impairment provision	**(23 197)**		(39 098)	
Total	**11 252**		23 619	

10. Long-Term Advances Given

As of December 31, 2004 and 2003 long-term advances given to suppliers of equipment comprised the following:

	2004	2003
Advances given for capital constructions	**183 505**	133 391
Acquisition of Oracle E-Business Suite software (Note 6)	**44 293**	–
Total	**227 798**	133 391

11. Inventories

Inventories at December 31, 2004 and 2003 comprised the following:

	2004	2003
Cable, materials and spare parts for telecommunications equipment	592 913	**290 957**
Finished goods and goods for resale	39 226	33 920
Other inventories	**227 470**	177 498
Total	**859 609**	502 375

12. Accounts Receivable

Accounts receivable as of December 31, 2004 and 2003 comprised the following:

	2004	2003
Trade receivables – telecommunication services	2 449 797	**1 823 256**
Provision for impairment of receivables	(1 311 923)	(760 531)
Total	**1 137 874**	1 062 725

The Company identified accounts receivable for telecommunication services by the following major customer groups:

	2004	2003
Residential customers	800 840	**678 171**
Corporate customers	406 215	**399 574**
Government customers, including tariff compensation from the state budget	**1 242 742**	745 511
Total	**2 449 797**	1 823 256

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in rubles, in effect at the time the calls are made. In certain cases the Company managed to collect penalties for payment delays and to enforce reimbursement in arbitration court.

Prior to January 2005, telecommunication services provided to privileged customers, which are individuals that the government has agreed to provide certain benefits, was compensated 50% by the state budget and the other 50% paid by the privilege subscribers themselves.

Article 47 of the Federal Law "On Telecommunications" No. 126-FZ dated July 7, 2003 is effective starting from 2005, which amends the rules on providing telecommunication services to privileges

customers. Starting from January 2005 telecommunication customers with the right of privileges are obliged to pay for telecommunication services in full with the subsequent reimbursement of their expenses by the state budget. However, in 2005 state budget does not provide for financing of the remaining debt of social security organizations to compensate expenses related to granting privileges to certain category of subscribers in the previous periods.

12. Accounts Receivable (continued)

As of December 31, 2004 debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers amounted to 44% of total accounts receivable (2003 - 32%). [TT18]

In 2004 the Company collected from federal budget accounts receivable of 221,878. In December 2004, based on assessment of probability of judicial recovery of accounts receivable related to compensation due from social security organizations, the Company has accrued provision for impairment of receivables of 1,071,065 representing 100% of total receivables from social security organizations as of December 31, 2004.

As of December 31, 2004 and 2003, long-term accounts receivable and other financial assets included:

	2004	2003
Ballance at January 1	**760 531**	243 454
Provision (recovery) for the year	**599 653**	517 077
Trade receivables write-off	(44 681)	–
Provision disposal due to sale of subsidiary	(3 580)	–
Balance at December 31	1 311 923	760 531

13. Long-Term Accounts Receivable and Other Financial Assets

As of December 31, 2004 and 2003, long-term accounts receivable and other financial assets included:

	2004	2003
Long-term accounts receivable	3 308	4 346
Long-term loans given to employees	18 283	24 627
Total	21 591	28 973

14. Other Current Assets

As of December 31, 2004 and 2003 other current assets comprised the following:

	2004	2003
VAT receivable	**1 128 487**	693 093
Prepaid income tax	**42 203**	59 606
Prepayments and advance payments	**151 638**	104 065
Deferred expenses	**106 449**	97 278
Short-term loans given	**3 743**	5 026
Other prepaid taxes	**31 702**	18 358
Settlements with personnel	**23 286**	23 958
Other	**207 261**	72 204
Total	**1 694 769**	1 073 588

15. Cash and Cash Equivalents

As of December 31, 2004 and 2003 cash and cash equivalents comprised the following:

	2004	2003
Cash at bank and on hand	**420 990**	278 480
Short-term deposits with maturity up of three months	**182**	47 075
Cash equivalents	**1 013**	1 729
Total cash and cash equivalents	**422 185**	327 384

16. Significant Non-Cash Transactions

In 2004 the Company received telecommunication equipment under leasing terms in the amount of 593,878 [Y19](in 2003 – 709,823[Y20]).

During 2004 the Company purchased Amdocs Billing Suite for 721,394[Y21]. This purchase was financed through issuance of promissory notes with maturity in 2005 – 2006.

Gross book value of property, plant and equipment, which were received on vendor financing terms in 2004, amounted to 400,849[Y22] (2003 – 512,197).

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

17. Share Capital

As at December 31, 2004 and 2003 the authorized numbers of ordinary and preference shares were 245,969,590 and 81,983,404, respectively.

All shares have a par value of 5 Rubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation in periods prior to January 1, 2003.

Type of share	Number of outstanding shares (thousands)	Par value per one share (rubles)	Total par value	Carrying value
Ordinary	245 970	5	1 229 848	2 890 324
Preference	81 983	5	409 917	963 366
Total	**327 953**		**1 639 765**	**3 853 690**

The ordinary shareholders are entitled to one vote per share. Class A preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting.

17.Share Capital (continued)

Annual amount of dividends on preference shares class A may not be less than dividends on ordinary shares. The preference shareholders share in earnings along with ordinary shareholders. Accordingly the preference shares are considered participating shares for the purpose of the calculation of earnings per share (Note 29).

In October 1997 the Company registered Level 1 American Depositary Receipts (ADR). Each ADR represents 2 shares of common stock of the Company. As at December 31, 2003 the Company has 12,757,592[Y23] ADR equal to 25,515,184 [Y24]ordinary shares that represent 10.37% of ordinary shares and 7.78[Y25]% of the Charter Capital. During 2004 the Company registered additional 4,900,278 ADR equal to 9,800,556[Y26] ordinary shares. As at December 31, 2004 the Company has 17,657,870 [Y27]ADR equal to 35,315,740[Y28] ordinary shares that represent 14.36[Y29]% of ordinary shares and 10.77[Y30]% of the Charter Capital.

Dividends were declared in 2004 in respect of 2003 to holders of ordinary shares and preference shares of Ruble 0.9186 [Y31]per ordinary share (2003 – Ruble 0.7066 [Y32]per ordinary share) and Ruble 2.4510 [Y33]per preference share (2003 –Ruble 1.7954 [Y34]per preference share).

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 2,056,268 [Y35]and 2,001,256 [Y36]in its statutory financial statements in 2004 and 2003, respectively.

The Company's shareholding structure as of December 31, 2004 was as follows:

	Ordinary shares		Preference shares		Total
	Number (thousands)	%	Number (thousands)	%	Number (thousands)
OJSC "Svyazinvest"	124 634	50,67	–	–	124 634

Other legal entities	71 523	29,08	56 116	68,45	127 639
ADR Holders	35 316	14,36	–	–	35 316
Individuals	14 497	5,89	25 867	31,55	40 364
Total	**245 970**	**100**	**81 983**	**100**	**327 953**

18. Minority Interest

The movements of minority interest for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Minority interest as of January 1	**345 803**	464 504
Minority interest in subsidiaries acquired	**3 113**	150 124
Dividends paid to minority shareholders	**(4 874)**	(2 758)
Acquisition of minority interests	**(28 011)**	(367 008)
Minority interests in current year income	**93 063**	111 267
Minority interest in subsidiaries disposed	**(31 881)**	(10 326)
Minority interest as of December 31	**377 213**	345 803

19. Borrowings

As of December 31, 2004 and 2003 borrowings comprised the following:

	Interest rate	Maturity date	2004	2003
Short-term borrowings				
Bank loans:				
Bank loans (Rubles)	10-13,5%	2005	**2 522 522**	811 502
Bank loans (US Dollars)	5%	2005	**25 734**	17 726
Bank loans (Euro)	9%	2005	**168 743**	191 239
Total bank loans			**2 716 999**	1 020 467
Accrued interest on bonds (Rubles)		2005	**57 328**	80 777
Vendor financing:				
Vendor financing (Rubles)	6 - 11%	2005	**1 704**	–
Vendor financing (US Dollars)	6,5 - 8%	2005	**66**	30 408
Vendor financing (Euro)	6,8 – 7,35%	2005	**21 455**	92 308

Vendor financing (Japanese yen)	5,91%	2005	**3 755**	2 696
Total vendor financing			**26 980**	125 412
Promissory notes (Rubles)	13%	2005	–	413 712
Total short-term borrowings			**2 801 307**	1 640 368

19. Borrowings (continued)

	Interest rate	Maturity date	2004	2003
Long-term borrowings				
Bank loans:				
Bank loans (Rubles)	7-14%	2005-2009	**3 578 169**	1 314 093
Bank loans (Euro)	6,5-9%	2005-2007	**178 586**	355 397
Total bank loans			**3 756 755**	1 669 490
Bonds (Rubles)	13,67%	2006	**1 000 000**	1 000 000
Vendor financing:				
Vendor financing (Rubles)	6-11%	2005-2006	**260 206**	52 112
Vendor financing (US Dollars)	6,5-8%	2005-2007	**105 707**	172 058
Vendor financing (Euro)	6,8-7,35%	2005-2006	**251 152**	206 334
Total vendor financing			**617 065**	430 504
Promissory notes (Rubles)	6%	2005-2006	**699 230**	–
Less: Current portion of long-term borrowings			**(1 816 704)**	(604 320)
Total long-term borrowings			**4 256 346**	2 495 674

As of December 31, 2004 short-term borrowings included interest payable in the amount of 171,477 [Y37](2003 – 182,697).

As of December 31, 2004 bank loans are secured by property, plant and equipment with the carrying value of approximately 8,918,000 (2003 – 5,361,000).[Y38]

As of December 31, 2004, long-term borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2005	910 525	–	447 414	458 765	1 816 704
2006	269 116	1 000 000	165 980	240 465	1 675 561

2007	388 114	–	3 671	–	391 785
2008	709 000	–	–	–	709 000
2009	1 480 000	–	–	–	1 480 000
Total	**3 756 755**	**1 000 000**	**617 065**	**699 230**	**6 073 050**

The Company's borrowings are denominated in the following currencies:

	2004 г.	2003 г.
Russian Rubles	**7 679 017**	3 672 196
US dollars	**571 651**	220 192
Euro	**619 935**	845 278
Japanese yen	**3 754**	2 696
Total	**8 874 357**	4 740 362

19. Borrowings (continued)

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-term Loans

Bank Loans

Most of short-term borrowings denominated in Rubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

Sberbank

Short-term borrowings from Sberbank mostly represent ruble denominated loans received in 2003 - 2004. The agreements terminate in 2005. The loans attract interest at 10-13.5%. As of December 31, 2004, the outstanding amount was 889,886[Y39]. The loans are collateralized with property, plant and equipment valued at 1,389,783[Y40]

International Moscow Bank

In November 2003, the Company entered into a loan agreement with International Moscow Bank. The total amount of 500,623 [Y41]was outstanding as of December 31, 2004. Interest is accrued at 11.25 - 12[Y42]% per annum. The loan matures in February 2005. The loan is collateralized with property, plant and equipment valued at 2,253,578[Y43].

Borskyi Commercial Bank

In October 2004, the Company entered into a loan agreement with LLC Borskyi Commercial Bank. The total amount of 15,000 [Y44]was outstanding as of December 31, 2004. Interest is accrued at 13[Y45]% per annum. The loan matures in October 2005. The loan is collateralized with property, plant valued at 31,845[Y46].

Vneshtorgbank

The Company's short-term borrowings from OJSC "Vneshtorgbank" are represented by promissory notes loans signed in 2004. Amount outstanding as of December 31, 2004 is 900,000[Y47]. Loans terminate in 2005. Discount on these notes ranged from 10 to 11[Y48]%. The loans are not secured.

Sarovbusinessbank

The Company's short-term borrowings from OJSC "Sarovbusinessbank" are represented by promissory notes loan repayable in 2005. Amount outstanding as of December 31, 2004 is 200,000[Y49]. The loan attracts interest at 10[Y50]% per annum. The loan is not secured.

19. Borrowings (continued)

Short-term Loans (continued)

Vendor Financing

Alkatel

In 2001-2004 the Company entered into several agreements with Alkatel under which Alcatel delivered and installed telecommunication equipment. The related liability is denominated in Euro and US dollar. Part of these loans bears interest at 3.5-6 % per annum. Non-interest bearing loans as at December 31, 2004 were reported at the present value of future payments under the agreements using a discount factor of 6.8%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods and denominated in Euro. The amount outstanding as of December 31, 2004 is 11,478[Y51].

IskraTel

In 2001-2002 the Company entered into agreements with IskraTel in the total amount of 3,057 thousand Euro. The agreements are non-interest bearing. The liability as of December 31, 2004 was reported at the present value of the future payments under the agreements using a discount factor of 7%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 is 16,389[Y52].

Vendor Financing (continued)

Huawei

In 2001-2004 the Company entered into several agreements with Huawei in the total amount of 11,783 thousand US dollar. These agreements are non-interest bearing. The agreements do not provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments under the agreements using a discount factor of 6.5% which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 is 9,789[Y53].

NPO ATS

In 2004 the Company entered into two agreements with NPO ATS denominated in USD for delivery of telecommunication equipment. The agreements do not provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments using a discount factor of 6.5%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 is 19,948[Y54].

19. Borrowings (continued)

Long-term Borrowings

Bank Loans

Sberbank

Long-term borrowings from Sberbank mostly represent ruble denominated loans received in 2003-2004. The agreements terminate on 2006-2008. The loans attract interest at 12-13.5%. As of December 31, 2004, the outstanding amount was 3,231,018[Y55]. The loans are secured with property, plant and equipment valued at 6,194,611[Y56].

Vnesheconombank

In 1995-1996, the Ministry of Finance of the Russian Federation (hereinafter, "the Ministry") provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of Russian Federation. Liabilities are denominated in Euro. As of December 31, 2004, the outstanding amount was 310,335[TT57], including 112,274 of current portion and 168,291 of interest. The interest under these agreements is accrued at floating rate Plafond C, which in 2004 approximated 6.50 %, plus 2 % per annum. The loan is not secured.

AK Bars

In October 2003 the Company entered into a loan agreement with OJSC "AK Bars" totaling to 185,000. The loan attracts interest at 14% per annum. As of December 31, 2004, the outstanding amount was 124,958. This agreement terminates on October 2006. The loan is secured with property, plant and equipment valued at 421,164.

International Moscow Bank

In August 2004, the Company entered into a loan agreement with International Moscow Bank. The total amount of 39,508 was outstanding as of December 31, 2004. The loan attracts interest at 13.5% per annum. The loan matures in August 2006. The loan is secured with property, plant and equipment valued at 81,250.

Promissory Notes

Amdocs Billing Suite software was supplied in December 2004 by IBM Eastern Europe/Asia, in exchange for which the Company issued dollar denominated promissory notes in the amount of 721,394 of which 480,929 is due in 2005 and 240,465 is repayable in 2006.

19. Borrowings (continued)

Long-term Borrowings (continued)

Bonds

On February 2003, the Company registered the issue of 1,000,000 interest-bearing bonds, series VT-1, par value of 1,000 Rubles each. The bonds have 12 quarterly coupons. Coupon interest rate is set at 13.67% per annum. The bonds mature in 1,096 days from the date of issue.

The bonds provided put option which terminated on February 24, 2004. The bonds holders did not require the Company to redeem the bonds.

Vendor Financing

Alkatel

The Company's long-term liabilities to Alcatel Sel AG are represented by the amounts payable for the telecommunication equipment under contracts signed in 2004 and totaling to 267,621. The amounts payable under these agreements are denominated in Euro. The agreements bear an interest rate of 3.5%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Siemens AG

In 1997-2001 the Company entered into several agreements with Siemens AG totaling to 5,460 thousand Euro, under which Siemens AG delivered telecommunication equipment to the Company. The amounts payable under these agreements are denominated in Euro. The loans under the agreements attract interest at 6% per annum. Amount outstanding as of December 31, 2004 is 19,081.

BETO-Huawei

In 2004 the Company entered into several agreements with Beto-Huawei denominated in USD, under which it delivered telecommunication equipment to the Company. This agreement doesn't provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments using a

discount factor of 6.5%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 was 141,259.

Metrosvyaz Limited

In April 1999 the Company entered into agreement with Metrosvyaz Limited totaling 3,370,000 USD under which Metrosvyaz Limited delivered telecommunication equipment to the Company. This agreement doesn't provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments using a discount factor of 11%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 was 99,262.

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2004 and 2003 are as follows:

	2004		**2003**	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**531 944**	**345 720**	510 111	321 109
2 to 5 years	**934 075**	**698 769**	717 399	520 394
Total minimum lease payments	**1 466 019**	**1 044 489**	1 227 510	841 503
Less amounts representing finance charges	**(421 530)**		(386 007)	
Present value of minimum lease payments	**1 044 489**	**1 044 489**	841 503	841 503

In 2004 and 2003, the Company's primary lessors were OJSC RTC-Leasing and LLC Promsvyazleasing. In 2004, the effective interest rate on lease liabilities ranged from 17.5[TT58]% to 39[TT59]% per annum (2003 - from 21% to 39%[Y60]).

OJSC RTC-Leasing purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC RTC-Leasing as of December 31, 2004 amounted to 929,232 (2003 - 622,444). [TT61]

OJSC RTC-Leasing is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2004 finance lease obligations denominated in foreign currency, mainly US dollars, amounted to 12,819 (2003 – 73,879[TT62]).

21. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2004 and 2003, the Company's accounts payable and other current liabilities comprised the following:

	2004	2003
Accounts payable for capital investments	**1 266 486**	831 568
Advances received from subscribers	**501 773**	455 021
Trade accounts payable	**358 955**	194 394
Salaries and wages	**366 046**	314 291
Accounts payable on acquisition of subsidiaries	–	184 042
Other accounts payable	**99 193**	166 300
Total	**2 592 453**	2 145 616

59,128 and 20,571 [TT63]included in trade payables as of December 31, 2004 and 2003, respectively, are denominated in foreign currency, mainly Euro.

22. Taxes Payable

As of December 31, 2004 and 2003, taxes payable comprised the following:

	2004	2003
Value-added tax	**565 540**	459 286
Profits tax	**114 098**	6 913
Property tax	**102 282**	44 763
Sales tax	**81**	41 339
Unified social tax	**45 789**	125 239
Other taxes	**17 260**	64 605
Total	**845 050**	742 145

Included in value added tax payable is the amount of 374,786[Y64] (2003 – 303,803[Y65]), which represents deferred value added tax, that is only payable to the tax authorities when the underlying receivables are recovered or written off.

23. Pension Obligations

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees.

Defined contribution pension plans

For employees of certain branches, the Company provides post-employment benefits, which are classified as defined contribution pension plans. Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the plan.

Defined Benefit Pension Plans

Most employees are covered by defined benefit pension plan. The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which are currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement.

The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The Company also provides several long-term employee benefits such as a death-in-service benefit and lump-sum payment upon retirement of a defined benefit nature.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

During 2004 the Company made 99,296 of contributions under its defined contribution and defined benefit pension plans (2003 – 74,153) that were expensed.

24. Revenues

By revenue types	2004	2003
Long distance telephone services – domestic	**6 189 303**	4 953 061
Long distance telephone services – international	**821 065**	764 346
Local telephone calls	**5 493 216**	4 267 093

Installation and connection fees	**1 487 088**	1 422 122
Documentary services	**60 778**	51 292
Cellular services	**2 723 029**	2 090 214
Radio and TV broadcasting	**508 474**	416 123
Data transfer and telematics services	**186 985**	177 574
New services	**759 419**	444 191
Rent of telephone channels	**280 632**	221 453
Revenues from national operators	**1 128 805**	746 352
Other telecommunications services	**670 883**	591 083
Other revenues	**656 866**	581 234
Total	20 966 543	16 726 138

The Company identifies revenue by the following major customer groups:

Customer groups	2004	2003
Residential customers	**11 289 593**	9 045 017
Corporate customers	**7 143 513**	5 609 109
Government customers	**1 567 158**	1 152 943
Tariff compensation from the state budget	966 279	919 069
Total	20 966 543	16 726 138

25. Other Operating Expenses, net

Other operating expenses, net for the year ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Payments to Gossvyaznadzor	**(104 313)**	(56 311)
Fire and other security services	**(192 079)**	(146 085)
Business travel expenses and representation costs	**(54 737)**	(42 275)
Transportation services	**(29 550)**	(37 234)
Post services	**(11 570)**	(38 727)
Education expenses	**(43 725)**	(26 503)
Cost of goods sold	**(194 332)**	(256 300)
Rent of premises	**(179 934)**	(143 574)
Audit and consulting fees	**(84 432)**	(78 346)
Non-commercial partnership expenses (Note 33)	**(150 100)**	(135 804)
Advertising expenses	**(129 064)**	(105 775)
Insurance	**(85 048)**	(69 138)
Charitable contributions	**(81 994)**	(62 203)
Civil defense	**(26 822)**	(17 607)
Dealers commission fees	**(144 917)**	(82 517)
Bank services fees	**(47 574)**	(34 199)
Buildings maintenance	**(90 189)**	(55 364)
Auxiliary production services	**(30 243)**	(10 441)
Other expenses	**(329 521)**	(134 959)
Total	(2 010 144)	(1 533 362)

25. Other Operating Expenses, net (continued)

Other expenses include expenses related to research and advanced development, agent fees, fines and penalties, social expenditures, billing and cash collection from customers, cost of documentary, pay phone and other telecommunication services, representation expenses and other operating expenses.

26. Interest Expense, net

	2004	2003
Interest income	9 825	13 089
Interest expense	(437 708)	(266 282)
Interest expense accrued on finance leases	(216 075)	(145 318)
Total	(643 958)	(398 511)

27. Gain/ (Loss) from Sale of Subsidiaries, Associates and Other Investments

Gain/ (loss) from sale of subsidiaries, associates and other investments for the year ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Gain (Loss) on sale of investments (see also Notes 7 and 8)	80 989	(17 866)
Other gain (loss) on investments	1 169	(34 613)
Dividend income	5 986	6 354
Total	88 144	(46 125)

28. Income Tax

Income tax charge for the years ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Current income tax expense	(1 145 707)	(859 877)
Prior year income tax adjustments	22 709	(10 749)
Deferred income tax expense	(44 259)	(159 589)
Total income tax for the year	(1 167 257)	(1 030 215)

28. Income tax (continued)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2004	2003
Profit before income tax and minority interest	3 739 317	3 138 511
Statutory income tax rate	24%	24%
Theoretical tax charge at statutory income tax rate	(897 436)	(753 243)
Increase (decrease) resulting from the effect of:		
Prior-year income tax adjustments	22 709	(10 749)

Non-taxable income	**43 527**	34 224
Other permanent differences	**(336 057)**	(300 447)
Total income tax charge for the year at the effective rate of 31% (2003 - 33%)	**(1 167 257)**	(1 030 215)

The composition of deferred income tax assets and liabilities as of December 31, 2004 and 2003 was as follows:

	2004	**2003**
Deferred tax assets:		
Accounts payable and accrued expenses	**72 948**	26 289
Accounts receivable	**181 183**	91 267
Loans and borrowings	**100 216**	76 343
Finance lease	**–**	19 786
Deferred tax asset, total	**354 347**	213 685
Deferred tax liabilities:		
Property, plant and equipment	**(1 333 734)**	(1 107 375)
Inventory	**(8 677)**	(7 622)
Investment valuation effect	**(5 505)**	(55 694)
Finance lease	**(3 220)**	–
Deferred income tax liability, total	**(1 351 136)**	(1 170 691)

The above differences resulted in:

Deferred tax asset	**24 814**	54 104
Deferred tax liability	**(1 021 603)**	(1 011 110)

28. Income tax (continued)

Deferred tax assets movement for 2004 and for 2003 is provided below:

	2004	**2003**
Deferred tax asset, at January 1	**54 104**	1 088
Deferred tax income (expense)	**(29 290)**	(7 506)
Share in deferred income tax of acquired companies	**–**	60 522
Net deferred tax asset, at December 31	**24 814**	54 104

The movement in net deferred tax liability for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Deferred tax liability, net at January 1	(1 011 110)	(859 027)
Deferred tax income (expense)	(14 969)	(152 083)
Deferred tax liabilities of subsidiaries disposed	4 476	–
Net deferred tax asset (liability) at December 31	(1 021 603)	(1 011 110)

29. Earnings per Share

Basic earnings per share amounts are calculated by dividing the net income attributable to participating shareholders by the weighted average number of ordinary and preference shares in issue during the period.

	2004	2003
Weighted average number of preference shares outstanding (thousands)	81 983	81 983
Weighted average number of ordinary shares outstanding (thousands)	245 970	245 970
Weighted average number of ordinary and preference shares outstanding (thousands)	327 953	327 953
Net profit	2 478 997	1 997 029
Earning per share, (basic/diluted)	7,56	6,09

There are no dilutive instruments. Accordingly basic earnings per share equal the diluted earnings per share.

30. Dividends Declared and Proposed for Distribution

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

30. Dividends Declared and Proposed for Distribution (continued)

Dividends declared and approved during the year:

	2004	2003
Dividends on ordinary shares – 0.9186 Rubles per share (for 2003 – 0.7066 Rubles per share)	225 948	173 802
Dividends on preference shares – 2.4510 Rubles per share (for 2003 – 1.7954 Rubles per share)	200 941	147 193
Total	426 889	320 995

Dividends declared and approved subsequent to December 31, 2004 (See Note 35 "Subsequent events"):

	Total for the year
Dividends on ordinary shares – 1.3779 Rubles per share	338 921
Dividends on preference shares – 2.5082 Rubles per share	205 631
Total	**544 552**

31. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariff policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavorable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

31. Contingencies and Operating Risks (continued)

Taxation (continued)

As of December 31, 2004 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Company's tax, currency and customs positions will be sustained. The Company intends to defend its position on these issues. As at December 31, 2004 the financial statements do not contain adjustments which may become necessary because of these uncertainties and positions assumed by the Company.

In February 2005 tax authorities raised significant claim against one of the companyies of OJSC "Svyazinvest" Group, as a result of tax examination of the company's operations for the years 2002-2003.

The Company does not expect similar claims since aforementioned company disagreed with the claim raised by tax authorities, brought the case before the court to contest tax authorities' claim, and estimated the probability of winning the claim as high. Additionally, the tax authorities carried out examination in other companies of the OJSC "Svyazinvest" Group for the same periods, and claims raised against them were insignificant.

Insurance Coverage

During 2004, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect if the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations.

In July 2005 the Ministry of Finance of the Russian Federation filed a claim against the Company demanding immediate repayment of debts outstanding to Vnesheconombank as of July 12, 2005 in the amount of 228,972 (6,637 thousand euro).

31. Contingencies and Operating Risks (continued)

Legal Proceeding (continued)

In addition, during the year the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, except as described above, there are no current legal proceedings of other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2005 to 2012. The Company has renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

Guarantees Issued

The Company guaranteed credit line facilities provided by Sberbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment, as of December 31, 2004 (Note 20). The guarantees amounted to 1,308,567 (2003 – 1,236,657).

32. Commitments

Capital Investments

As of December 31, 2004 the Company has commitments of 109,794 [TT66] for capital investments into modernization and expansion of its network.

33. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

33. Balances and Transactions with Related Parties (continued)

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2004 are detailed below.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 51%[Y67] of gross trade accounts receivable as of December 31, 2004 (2003 – 41%). Amounts outstanding from government subscribers, including debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of December 31, 2004 amounted to 1,242,742 (2003 – 745,511) (see Note 12).

OJSC Svyazinvest

The Company's parent entity - OJSC "Svyazinvest" - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC "Svyazinvest" and its subsidiary companies.

The Government's influence is not confined to its share holdings in OJSC "Svyazinvest". It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

In 2003 the Company repaid two loans to OJSC "Svyazinvest" in amount of 62,526. The Company did not receive or repaid any loans from its parent entity during 2004.

33. Balances and Transactions with Related Parties (continued)

OJSC Rostelecom

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. Further, OJSC "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

Transactions undertaken by the Company with OJSC "Rostelecom" reported in the accompanying consolidated financial statements as at December 31, 2004 and 2003 and for the years then ended are presented in the following tables.

Sale of Services

During the year ended December 31, 2004 and 2003 the Company rendered significant amount of services to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2004	2003
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication service	Regulated tariff	**790 363**	192 091
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication service	Regulated tariff	**51 470**	–
CJSC Samara Telecom	Associate company	Telecommunication services, rent of premises	Arms' length terms	**33 375**	27 255
CJSC Sotel-NN	Associate company	Telecommunication services, rent of premises	Arms' length terms	**6 178**	3 455

CJSC Tsifrovye seti Udmurtii - 900	Associate company	Telecommunication services, rent of premises	Arms' length terms	**5 864**	11 254
CJSC Nizhegorodsky Radiotelephone	Associate company	Telecommunication services, transportation services	Arms' length terms	**4 406**	2 035
CJSC Chuvashia Mobile	Associate company	Telecommunication services, rent of premises	Arms' length terms	**4 168**	2 681

Purchases

During the year ended December 31, 2004 and 2003 the following related parties rendered significant amount of services to the Company:

Related party	Relationship	Type of sales	Price determination method	2004 г.	2003 г.
CJSC Transsvyaz	Associate company	Construction works	Arms' length terms	**1 265**	5 889
CJSC Samara Telecom	Associate company	Telecommunication services, rent of premises	Arms' length terms	**6 474**	683
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	Regulated tariff	**1 905 386**	1 377 380
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication services	Regulated tariff	**48 830**	–

33. Balances and Transactions with Related Parties (continued)

Balances with Related Parties

As of December 31, 2004 and 2003 significant balances with related parties were as follows:

Accounts receivable:

Related party	Relationship	Type of receivables	2004	2003
CJSC Samara Telecom	Associate company	Telecommunication services	**7 005**	1 218
CJSC Sotel-NN	Associate company	Telecommunication services, repair services, transportation services	**5 438**	787
CJSC Nizhegorodsky Radiotelephone	Associate company	Rent and transportation services	**4 507**	731
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication services	**2 953**	–

CJSC Chuvashia Mobile	Associate company	Telecommunication services, rent and transportation services	**1 549**	55
CJSC Rusleasingsvyaz	Controlled by OJSC Svyazinvest	Finance lease	**1 485**	–
CJSC Tsifrovye seti Udmurtii - 900	Associate company	Telecommunication services, other services	**792**	1 213

Accounts payable:

Related party	Relationship	Type of receivables	2004 г.	2003 г.
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	**110 965**	47 144
CJSC Rusleasingsvyaz	Controlled by OJSC Svyazinvest	Finance lease	**1 921**	1 656
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication services	**1 848**	–

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

Non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC Svyazinvest controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC "Svyazinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2004 amounted to 150,100 (2003 – 135,804).

33. Balances and Transactions with Related Parties (continued)

NPF Telecom-Soyuz

The Company has a number of pension agreements with NPF Telecom-Soyuz (see Note 23 "Pension Plans and Employee Benefits"). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"). Payments from the Company to the Fund in 2004 amounted to 69,914 [TT68](2003 – 68,686).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totaling 27 and 23 persons as of December 31, 2004 and 2003, respectively. Total compensation to key management personnel included in "Wages, salaries, other employee benefits and payroll taxes" in the statement of operations amounted to approximately 64,000 and 27,000 for the years ended December 31, 2004 and 2003, respectively.

34.Financial Instruments

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Management believes that the carrying values of monetary assets and liabilities approximate their fair values. Balance sheet items denominated in foreign currency have been translated into Rubles using the corresponding exchange rate prevailing at the reporting date.

Carrying value of cash and cash equivalents approximate their fair value due to their short-term character and minimal credit risks.

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk.

The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by state and other non-commercial organizations.

34. Financial instruments (continued)

Credit Risk (continued)

Recovery of this debt is influenced by political and economic factors; however, management believes that as of December 31, 2004 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage credit risk the Company places cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 19, 20 and 21) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

For the period from January 1, 2003 to December 31, 2004 exchange rate of the Russian Ruble to US Dollar increased by approximately 13% and exchange rate of the Russian Ruble to Euro decreased by approximately

14%. Possible decrease in the exchange rate of the Russian Ruble will lead to an increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including funds required for refinancing of existing debt.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of December 31, 2004 and 2003 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31, 2003:	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term obligations	1 498 821	–	–	1 498 821
Long-term obligations	461 486	2 375 407	42 688	2 879 581
Finance lease obligations	321 109	520 394	–	841 503
Floating rate				
Short-term obligations	141 547	–	–	141 547
Long-term obligations	142 834	77 579	–	220 413

34. Financial Instruments (continued)

Interest Rate Risk (continued)

As of December 31, 2004:	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term obligations	2 601 606	–	–	2 601 606
Long-term obligations	1 704 430	3 206 288	20 288	4 931 006
Financial leasing obligations	345 720	698 769		1 044 489
Floating rate				
Short-term obligations	199 701	–	–	199 701
Long-term obligations	112 274	1 029 770	–	1 142 044

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets.

35. Subsequent Events

Sale of investments

In March 2005 the Company sold its 16.9% share in CJSC "Samarasvyazinform" to a private individual for 21,773.

In March 2005 the Company disposed of its 32.4% share in OJSC "Telesot" for 14,404.

Purchase of CJSC "RTCOM"

On March 9, 2005 in accordance with the decision of the Board of Directors dated December 22, 2004 the Company acquired 100% stake in CJSC "RTCOM" (8,248 ordinary shares) for 10,000. The subsidiary was purchased for the purpose of rendering cellular services in Mordoviya region as part of the Company's mobile business development program.

Purchase of share in OJSC "Svyazintek"

In accordance with the resolution of the extraordinary meeting of the Company's shareholders held on February 14, 2005 the Company acquired 13% of shares in OJSC "Svyazintek" for 19.5.

OJSC "Svyazintek" was established in 2005 for implementation of Amdocs billing software in the companies of OJSC "Svyazinvest" Group.

Purchase of LLC "Nizhegorodskyi teleservice"

In July 2005 the Company acquired 100% stake in LLC "Nizhegorodskyi teleservice" from LLC "Invekt" for 43,728. The purchase was approved by the Board of Directors in May 2005. The subsidiary provides data transmission and telematics services.

35. Subsequent Events (continued)

Loan agreements

During January-June 2005 the Company obtained new bank loans and issued promissory notes in total amount of 3,518,747 and repaid bank loans and promissory notes in amount of 2,584,978. New loans attract interest at 10-13.5% per annum.

Dividends

On June 28, 2005 the general meeting of the Company's shareholders approved dividends for 2004 in the amount of 2.5082 rubles per preference share and 1.3779 rubles per ordinary share. Total dividends declared amounted to 205,631 and 338,921 for preference and ordinary shares, respectively. Dividends for the year ended December 31, 2004, are payable during 2005 and will be accrued in the financial statements for the year ended December 31, 2005 (see also Note 30 "Dividends Declared and Proposed for Distribution").

Telecommunication Reform

In 2005, within the framework of government efforts to restructure the telecommunication industry (liberalization of the telecommunication market) the Company will be providing domestic and international long-distance communication services on the basis of restructured relations with OJSC Rostelecom. These relations will be regulated by an agreement to assist in provision of domestic and international long-distance communication services and an agreement on interconnection to telecommunications lines.

Under the assistance agreement, the Company will provide access to domestic and international long-distance communication services of OJSC "Rostelecom", keep records and rating of provided services and receive payments for them, and also claim accounts receivable. The Company's revenue under the assistance agreement will be formed by fees paid by OJSC Rostelecom.

Under the interconnection agreement, the Company will provide to OJSC Rostelecom traffic transmission services (call initiation and completion, traffic transit to/from interconnected operator networks).

The Company expects that the modified interaction framework will result in a decrease in both revenue and expenses, but the profit will remain at the previous level.

Unified Social Tax

Federal Law No. 70-FZ dated July 20, 2004 amended article 24 of the Tax Code of the Russian Federation stipulates the reduction of unified social tax rate effective from January 1, 2005.

The reduction of the unified social tax rate from 35.6% to 26% will lead to a decrease in the amount of the unified social tax, a decrease in operating expenses, and an increase in net profit of the Company.

SUPPLEMENT № 4 – Quarterly accounting statement of OJSC "VolgaTelecom" for 9 months 2005

BALANCE-SHEET

As of September 30, 2005

			CODES
		Form № 01 by OKUD	**0710001**
		Date (year, month, day)	2005.09.30
Enterprise	**OJSC "VolgaTelecom"**	by OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activity type	**Electric communication**	by OKVED	64.20
Form of incorporation/ /ownership form	**Open Joint Stock Company/private**	by OKOPF/OKFS	**47/16**
Measure unit:	**thousand rubles**	by OKEI	**384**
Address:	**603000, Nizhny Novgorod city, Maxim Gorky sq., Dom Svyazi**		

The date of approval	
The date of dispatch (receipt)	28.10.2005

ASSET	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	2a	3	4
I.NON-CURRENT ASSETS				
Intangible assets	110	110	32	19
Fixed assets	120	120	19 786 083	20 228 017
Capital investments	130	130	1 204 444	2 065 223
Income-bearing placements into tangible assets	135	135	1 177	562
Long-term financial investments	140	**140**	1 251 842	1 308 257
including: investments into subsidiaries		141	1 219 442	1`273 033
Investments into affiliates		142	21 860	12 474
Investments into other enterprises		143	8 651	20 861
Other long-term financial investments		144	1 889	1 889
Deferred tax assets	145	145	301 197	184 529
Other non-current assets	150	150	1 687 359	2 089 092
Total for section I	190	**190**	24 232 134	25 875 699

ASSET	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	2a	3	4
II. CURRENT ASSETS				
Inventories	210	**210**	854 899	761 049
including: raw materials, supplies and other similar values	211	211	688 631	557 394

work in progress expenses (distribution costs)	213	213	81	178
finished goods and goods for resale	214	214	36 326	42 383
goods shipped	215	215	24	227
prepaid expenses	216	216	129 833	160 863
other inventories and expenditure	217	217	4	4
VAT for acquired valuables	220	220	1 266 225	946 824
Accounts receivable (payments are expected in over 12 months after the reporting date)	230	**230**	28 497	20 199
Including: buyers and customers	231	231	3 308	2 604
advances paid out		232	3 313	1 016
other debtors		233	21 876	16 579
Accounts receivable (payments are expected within 12 months after the reporting date)	240	**240**	1 474 566	1 799 021
Including: buyers and customers	241	241	1 154 435	1 428 050
advances paid out		242	147 338	202 530
other debtors		243	172 793	168 441
Short-term financial investments	250	250	7 761	4 726
Cash	260	260	344 723	527 540
Other current assets	270	270	707	1 022
Total for section II	290	**290**	3 977 378	4 060 381
BALANCE (sum of lines 190+290)	300	**300**	28 209 512	29 936 080

LIABILITIES	**Index code**	**Line code**	**As of the beginning of the reporting period**	**As of the end of the reporting period**
1	**2**	**2a**	**3**	**4**
III. CAPITAL AND PROVISIONS **Charter capital**	410	410	1 639 765	1 639 765
Capital surplus	420	420	3 980 430	3 857 863
Reserve capital	430	430	81 988	81 988
Treasury stock	411	440	-	-

Retained earnings (uncovered loss) of past years	470	460	8 890 265	8 465 744
Retained earnings (uncovered loss) of the fiscal year	470	470	X	1 428 133
Total for section III	490	**490**	14 592 448	15 473 493
IV. NON-CURRENT LIABILITIES				
Credits and loans	510	**510**	3 734 001	4 121 150
including:				
credits		511	2 631 000	4 004 050
loans		512	1 103 001	117 100
Deferred tax liabilities	515	515	580 691	673 374
Other non-current liabilities	520	520	1 408 186	934 632
Total for section IV	590	**590**	5 722 878	5 729 156
V. CURRENT LIABILITIES				
Credits and loans	610	**610**	3 513 292	4 269 178
including:				
credits		611	2 042 520	1 967 531
loans		612	1 470 772	2 301 647
Accounts payable,	620	**620**	3 921 305	3 659 173
Including:				
suppliers and contractors	621	621	2 584 322	2 171 094
advances received	625	622	340 540	270 072
wages payable	622	623	65 279	253 374
debt to government extrabudgetary funds	623	624	42 952	91 636
taxes and dues payable	624	625	393 226	280 097
other creditors	625	626	494 986	592 900
Debt to participants (founders) for income payments	630	630	29 411	310 753
Unearned revenue	640	640	230 372	228 723
Reserves for future expenses	650	650	199 806	265 604
Other current liabilities	660	660	-	-
Total for section V	690	**690**	7 894 186	8 733 431
BALANCE (sum of lines 490+590+690)	700	**700**	28 209 512	29 936 080

Reference on availability of valuables being accounted on off balance sheet accounts

Index description	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	2a	3	4
Rented fixed assets	910	901	301 591	533 340
Including under leasing	911	911	176 550	71 339
Inventory items received in escrow	920	902	60 910	4 703
Commodities received for commission	930	903	3 945	3 282
Accounts receivable of insolvent debtors written-off as a loss	940	904	179 330	211 771
Cover funds for liabilities and payments received	950	905	3 976	4 116
Cover funds for liabilities and payments given	960	906	8 116 121	7 828 317
Housing facilities depreciation	970	907	21 065	18 755
Depreciation of land improvement objects and other similar objects	980	908	2 565	2 607
Payments for communication services		909	62 332	228 979

Index description	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	2a	3	4
Net assets		1000	14 822 820	15 702 216

INCOME STATEMENT

For 9 months of 2005

	CODES
Form № 02 by OKUD	0710002
Date (year, month, day)	2005.06.30
by OKPO	01142788
TIN	5260901817

Enterprise **OJSC "VolgaTelecom"**

Taxpayer Identification Number **5260901817**

Activity type	**Electric communication**	by OKVED	64.20
Form of incorporation/ /ownership form	**Open Joint Stock Company/private**	by OKOPF/OKFS	**47/16**
Measure unit:	**thousand rubles**	by OKEI	**384**

Index description	**Index code**	**Line code**	**For the reporting period**	**For the similar period of the previous year**
1	**2**	**2a**	**3**	**4**
I. Income and expenses of ordinary activities Revenue(net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	010	15 506 433	13 328 177
Including from sales: of telecommunication services		011	15 115 119	13 012 183
Prime cost of sold goods, products, works and services	020	020	(11 284 881)	(9 588 178)
Including: of telecom services		021	(10 973 651)	(9 330 424)
Profit (loss) from sales (lines 010 -020)	050	**050**	4 221 552	3 739 999
II. OPERATING INCOME AND EXPENSES Interest receivable	060	060	7 355	7 366
Interest due	070	070	(607 848)	(400 359)
Income from participation in other enterprises	080	080	33 369	43 084
Other operating income	090	090	174 390	260 412
Other operating expenses	100	100	(647 403)	(777 132)
III. NON-SALES INCOME AND EXPENSES Non- sales income	120	120	148 400	163 851
Non-sales expenses	130	130	(1 094 291)	(1 014 211)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	140	**140**	2 235 524	2 023 010
Income tax expense (lines -151+/-152+/-153) including:		**150**	(807 561)	(662 618)
deferred tax liabilities	142	151	(94 284)	(130 272)
deferred tax assets	141	152	116 668	52 231
Current tax on income	150	153	(596 609)	(584 577)
Profit (loss) of ordinary activities (lines 140-150)		**160**	1 427 963	1 360 392
IV. EXTRAORDINARY INCOME AND EXPENSES Extraordinary income		170	208	24
Extraordinary expenses		180	(38)	(223)

Net profit (retained profit (loss) of the reporting period) (lines 160+170-180)	190	**190**	1 428 133	1 360 193
BY REFERENCE Income tax contingent expenses /income		201	(536 566)	(485 475)
Recurrent tax liabilities	200	202	(293 847)	(220 990)
Recurrent tax assets	200	203	22 852	43 847

Index description	Index code	Line code	For the reporting period	For the similar period of the previous year
1	2	2a	3	4
Basic earnings (loss) per share		301	-	-
Diluted earnings (loss) per share		302	-	-

* It is completed in annual accounting statement

Breakdown of single profits and losses

Index description	Index code	For the reporting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitrage) judgement	401	21 148	(8 251)	18 559	(11 660)
Past years profit (loss)	402	30 323	(146 011)	62 884	(108 830)
Reimbursement of damages caused by default or inadequate fulfillment of obligations	403	5 808	(943)	3 732	(873)
Foreign exchange differences in foreign currency operations	404	9 279	(2 988)	25 479	(20 967)
Deductions to allowances	405	36 261	(120 405)	29 084	(469 627)
Debt amortization of receivables and payables	406	21 149	(4 205)	763	(4 497)

SUPPLEMENT № 5 – Consolidated financial statement of OJSC "VolgaTelecom" for 6 months of 2005

OJSC "VolgaTelecom"

Non-audited
consolidated financial statement

For 6 months ended on June 30, 2005.

OJSC "Volgatelecom"

Non-audited consolidated financial statement
For 6 months ended on June 30, 2005.

Table of contents

Non-audited consolidated balance sheet 3

Non-audited consolidated income statement 4

Notes to non-audited consolidated financial statement 5

OJSC "VolgaTelecom"

Non-audited consolidated balance sheet
As of June 30, 2005

(Thousand rubles)

	June 30, 2005	December 31, 2004 (audited)
ASSETS		
Non-current assets		
Fixed assets	26 367 221	25 603 506
Intangible assets and goodwill	2 333 481	2 167 468
Financial investments into associate companies	106 825	110 096
Long-tern financial investments	8 950	11 252
Long-term receivables and other financial assets	23 110	21 591
Long-term advances made	616 742	227 798
Asset on deferred tax on income	13 130	24 814
Total, non-current assets	29 469 459	28 166 525
Current assets		
Commodity stocks	780 220	859 609
Accounts receivable	1 242 829	1 137 874
Asset on current tax on income	201 297	42 202
Other current assets	1 643 295	1 652 567
Cash and their equivalents	640 174	422 185
Total, current assets	4 507 815	4 114 437
Total, assets	33 977 274	32 280 962
SHAREHOLDERS' EQUITY AND OBLIGATIONS		
Preferred shares	963 366	963 366
Ordinary shares	2 890 324	2 890 324
Capital surplus, retained earnings and other provisions	13 701 968	13 199 851
Total, shareholders' equity connected with shareholders of parent company of the group	17 555 658	17 053 541
Minority interest	414 217	377 213
Total, shareholders' equity	17 969 875	17 430 754
Long-term liabilities		
Long-term credits and loans	4 552 392	4 256 346
Long-term finance lease liabilities	563 831	698 769
Long-term accounts payable on tax on income	241	312
Unearned revenue	332 785	332 491
Liabilities on deferred tax on income	1 271 168	1 021 603
Long-term provisions	261 957	213 574
Other long-term liabilities		
Total, long-term liabilities	6 982 374	6 523 095
Current obligations		
Accounts payable and accrued liabilities	2 428 999	2 378 880

Accounts payable to OJSC "Rostelecom"	**107 676**	110 965
Accounts payable on current tax on income	**5 607**	114 099
Accounts payable on taxes and social security	**702 622**	730 951
Dividends payable	**609 170**	28 487
Short-term credits and loans	**2 683 229**	2 801 307
Portion of long-term credits and loans due to repayment during the year	**2 187 517**	1 816 704
Short-term part of obligations under finance lease contracts	**300 205**	345 720
Total, current obligations	**9 025 025**	8 327 113
Total, obligations	**16 007 399**	14 850 208
Total, shareholders' equity and obligations	**33 977 274**	32 280 962

General Director Omelchenko S.V. Chief accountant Popkov N.I.

Appended notes are integral part of this consolidated statement

OJSC "VolgaTelecom"

Non-audited consolidated income statement
For 6 months of year 2005

(Thousand rubles)

	6 months of year 2005	Year 2004 (audited)
Revenues	**11 333 371**	20 966 543
Salary, other payoffs and benefits-related deductions	**(3 763 281)**	(6 735 501
Depreciation and amortization	**(1 584 621)**	(2 584 67
Materials, repair and maintenance, public utility services	**(1 013 413)**	(1 787 512
Taxes, exclusive of tax on income	**(300 997)**	(461 666
Expenses for carriers' services – international companies	**(486)**	(25 313
Expenses for carriers' services – Russian companies	**(1 334 605)**	(2 446 937
(Expenditure) recovery of allowance for doubtful accounts	**(62 157)**	(599 653
Profit (loss) from plant assets disposals	**(198 996)**	(78 269
Other operating income (expense)	**(1 003 911)**	(2 010 144
Profit (loss) from core activity	**2 070 904**	4 236 873
Profit (loss) from participation in associate companies	**7 558**	72 549
Interest (income) expense, net	**(428 613)**	(643 958
Financial investments profit (loss)	**74 501**	88 144
Foreign exchange gain (loss), net	**18 401**	(14 291
Other income (expense), net	**-**	-
Profit (loss) before tax	**1 742 751**	3 739 317
Tax on income		
(Expense) consideration for tax on income – current tax	**(397 585)**	(1 122 998
(Expense) consideration for tax on income – deferred tax	**(261 252)**	(44 259
Profit (loss) for the reporting period	**1 083 914**	2 572 060
Profit (loss), related to the shareholders of parent company	**1 046 669**	2 478 997
Profit (loss), related to minority shareholders of subsidiary companies	**37 245**	93 063
Profit (loss) for the reporting period	**1 083 914**	2 572 060

General Director Omelchenko S.V. Chief accountant Popkov N.I.

Appended notes are integral part of this consolidated statement

OJSC "VolgaTelecom"

Notes to non-audited consolidated financial statement
For 6 months of year 2005 (thousand rubles)

1. **General information**

Authorization of accounts

Non-audited consolidated financial statement of OJSC "VolgaTelecom" (the "Company") and its subsidiary companies (jointly – the "Group") is drawn up for 6 months of year 2005.

Basis of non-audited consolidated financial statement preparation

IFRS OJSC "VolgaTelecom" statement for 6 months of year 2005 is presented to the extent of accounting balance sheet, income statement and also notes to the financial statement. This statement does not contain all required disclosures in accordance with IFRS; however, its volume is sufficient to have the idea of financial standing and the results of the Company's activity for 6 months of year 2005.

OJSC "VolgaTelecom" presents IFRS 6 months' statement for the first time; earlier such statement was not presented. This statement is non-audited consolidated financial statement of OJSC "VolgaTelecom". The procedures of audit, review or other similar procedures will not be carried out in the case of the statement. At the same time taking into account OJSC "VolgaTelecom" experience in presenting IFRS statements, the Company believes that the users of the financial statement may rely on it.

OJSC "VolgaTelecom" and its subsidiary and associate companies maintain accounting records and prepare its statutory accounting reports in Russian Rubles and in accordance with the Regulations on Accounting and Reporting in the Russian Federation. This non-audited consolidated financial statement was prepared on the basis of non-audited financial statement of OJSC "VolgaTelecom" and its subsidiary and associate companies drawn up in the format meeting IFRS standards taking into account the assumptions described below.

When preparing this non-audited consolidated financial statement OJSC "VolgaTelecom" carried out smaller volume of procedures than the one that could have been carried out when preparing annual consolidated financial statement. In this connection OJSC "VolgaTelecom" made assumptions, including of the cost of obligations for retirement benefit plan, unearned revenue, provisions for depreciation of fixed assets, and commodity stocks. Actual values of financial statement for the year ended on December 31, 2005 may differ from the values of this financial statement due to adjustment of information about the assumptions made by the Company and occurrence of other new information.

This non-audited consolidated financial statement does not contain the information about comparable values of financial statement for 6 months of year 2004. For the purposes of comparison OJSC "VolgaTelecom" presents financial values of audited statement for the year ended on December 31, 2004 and as of December 31, 2004.

The content of notes to non-audited consolidated financial statement of OJSC "VolgaTelecom" does not disclose the entire completeness of the information, the disclosure of which is required to meet IFRS. The content of notes to annual consolidated financial statement of OJSC "VolgaTelecom" may disclose the information in larger volume that it is disclosed in this non-audited consolidated financial statement of OJSC "VolgaTelecom".

OJSC "VolgaTelecom"

Notes to non-audited consolidated financial statement
For 6 months of year 2005 (thousand rubles)

2. Property, Plant and Equipment.

Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation and any impairment in value. For property, plant and equipment acquired prior to January 1, 2003 the fair value on January 1, 2003 is used as actual value (see Note 2) in accordance with the exception stipulated by IFRS 1.

The Company applied the exception permitted by IFRS 1 allowing for the organization to evaluate property, plant and equipment as of the date of transition to IFRS at fair value and to use this fair value as the actual value of property, plant and equipment.

Management assumes that book value of all property, plant and equipment of the Company is approximately comparable with their fair value, but, nevertheless, it intends to involve an independent appraiser to confirm this fair value and accordingly the book value of property, plant and equipment may be subject to adjustments.

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of each group of asset as follows:

Buildings and constructions	*50 years*
Analog switches	*20 years*
Digital switches	*15 years*
Other telecom equipment	*10 years*
Transport	*5 years*
Computers, office and other appliances	*3 years*
Real estates	*Not depreciated*

For the purpose of disclosure of values of consolidated financial statement for 6 months of year 2005, Property, Plan and Equipment are aggregated into the following groups:

- Buildings and constructions;
- Switches and transmission devices;
- Work in progress and equipment for installation;
- Other property, plant and equipment in which computers, vehicles and other items are included.

	Buildings and constructions	Switches and transmission devices	Work in progress and equipment for installation	Vehicles and other property, plant and equipment	Total
Depreciated cost as of December 31, 2004	11 253 527	10 068 472	1 728 914	2 547 593	**25 603 506**
Depreciated cost as of June 30, 2005	9 894 471	11 355 253	2 428 487	2 689 010	**26 367 221**

OJSC "VolgaTelecom"

Notes to non-audited consolidated financial statement
For 6 months of year 2005 (thousand rubles)

3. Intangible assets and goodwill

Goodwill is excess of the cost of acquisition over the Company's share in the fair value of net identifiable assets and liabilities of the subsidiary or associate company as of the date of acquisition. Goodwill on acquisition of subsidiaries is recorded in intangible assets. Goodwill is not amortized, but at the same time it is analyzed annually or more often for depreciation if some events or change of circumstances testify to potential reduction of its book value.

Obtained licenses and software are amortized in equal shares over useful life of these assets equal to the license validity term or software user rights. The period of useful life of other intangible assets is equal to 10 years.

In case of revealing the signs of reduction of intangible assets cost, the book value of each asset is made, and if the reduction of cost is detected, the book value is immediately reduced to recoverable amount.

	Goodwill	Licenses	Software	Other	Total
Depreciated cost as of December 31, 2004	**325 097**	**149 953**	**1 590 309**	**102 109**	**2 167 468**
Depreciated cost as of June 30, 2005	**355 196**	**137 497**	**1 722 980**	**117 808**	**2 333 481**

OJSC "VolgaTelecom"

Notes to non-audited consolidated financial statement
For 6 months of year 2005 (thousand rubles)

4. Subsidiaries

Consolidated financial statement includes property, obligations and the results of activity of OJSC "VolgaTelecom" subsidiaries listed below:

Name	Core activity	Share of participation, %		Voting shares,%	
		As of June 30, 2005	As of December 31, 2004	As of June 30, 2005	As of December 31, 2004
CJSC "Nizhegorodskaya cellular communication"	Cellular services	**100**	100	**100**	100
CJSC "Digital telecommunications"	Local telephone network services	**100**	100	**100**	100
CJSC "TeleSvyazInform"	Communication services	**100**	100	**100**	100
LLC Russian-American JV "Izhcom"	Data transfer services	**100**	51	-	-
CJSC "RTCOM"	Communication services	**100**	-	**100**	-
LLC "Vyatka-Page"	Paging services	**91**	91	-	-
CJSC "Transsvyaz"	Local communication services	**80**	80	**80**	80
OJSC "OMRIX"	Communication services	**74**	74	-	-
CJSC "Pulse Radio Yoshkar-Ola"	Communication services	-	61	-	61
CJSC "Ulyanovsk-GSM"	Cellular services	**60**	60	**60**	60
CJSC "Cellular communication of Mordoviya"	Communication services	-	60	-	60
CJSC "Orenburg-GSM"	Cellular, radiotelephone communication services	**51**	51	**51**	51
LLC "Radio-resonance"	Airplay of TV and radio programs	-	51	-	-
OJSC "Tatincom"	Cellular services	**50+1 share**	50+1 share	**50+1 share**	50+ 1 share
CJSC "Public Telephone Saratov"	Communication services	**50+1 share**	50+1 share	**50+1 share**	50+ 1 share
CJSC "Nizhegorodskyi radiotelephone"	Fixed line and wireless radio communication services	**50**	50	**50**	50
CJSC "Chery-Page"	Paging services	**50**	50	**50**	50

In March 2005 the Company acquired 100% of shares of CJSC "RTCOM" for consideration of 10 130 thousand rubles.

During 2005 the Company sold equity stake in charter capital of CJSC «Pulse Radio Yoshkar-Ola", CJSC "Cellular communication of Mordoviya" and LLC "Radio-Resonance

For 6 months of year 2005 (thousand rubles)

5. Financial investments into associates

As of June 30, 2005 and December 31, 2004 the Company's financial investments into associates comprised the following:

Name	Activity	As of June 30, 2005 Voting shares, %	As of June 30, 2005 Carrying value	As of December 31, 2004 Voting shares, %	As of December 31, 2004 Carrying value
CJSC "Samara Telecom"	Communication services	**28**	**86 069**	28	77 695
CJSC " JSCB "C-Bank"	Banking services	**42**	**15 920**	42	16 596
OJSC "Telesot"	Communication services	**-**	**-**	32	10 248
Other	Communication services	40-49%	**4 836**	40-49%	5 557
Total			**106 825**		110 096

In April 2005 OJSC "VolgaTelecom" sold its equity stake in charter capital of OJSC "Telesot".

All above listed companies are Russian legal entities registered in accordance with Russian Federation legislation and have the same fiscal year as the Company.

6. Long-term accounts receivable and loans given

As of June 30, 2005 and December 31, 2004 long-term accounts receivable and other financial assets comprised the following:

	As of June 30, 2005	As of December 31, 2004
Long-term accounts receivable	**7 553**	3 308
Long-term loans given to employees	**15 557**	18 283
Total	**23 110**	21 591

7. Commodity stocks

As of June 30, 2005 and December 31, 2004 the commodity stocks comprised the following:

	As of June 30, 2005	As of December 31, 2004
Cable, spare parts and materials for telecom equipment	**501 920**	592 913
Finished goods and goods for sale	**42 335**	39 226
Other inventories	**235 965**	227 470
Total	**780 220**	859 609

OJSC "VolgaTelecom"

Notes to non-audited consolidated financial statement
For 6 months of year 2005 (thousand rubles)

8. Accounts receivable

As of June 30, 2005 and December 31, 2004 the accounts receivable comprised the following:

	As of June 30, 2005	As of December 31, 2004
Settlements with subscribers for communication service	**2 560 507**	2 449 797
Allowance for doubtful accounts	**(1 317 678)**	(1 311 923)
Total	**1 242 829**	1 137 874

The Company identified trade receivables by the following major customer groups:

	As of June 30, 2005	As of December 31, 2004
Residential customers	**826 276**	800 840
Corporate customers	**455 848**	406 215
Government customers	**1 278 383**	1 242 742
Total	**2 560 507**	2 449 797

9. Other current assets

As of June 30, 2005 and December 31, 2004 other current assets comprised the following:

	As of June 30, 2005	As of December 31, 2004
VAT recoverable	**918 094**	1 128 487
Prepayments and advance paid	**217 182**	151 638
Prepaid expenses	**123 331**	106 449
Short-term loans given	**6 735**	3 743
Other prepaid taxes	**12 949**	31 702
Settlement with personnel	**19 675**	23 286
Other current assets	**345 329**	207 262
Total	**1 643 295**	1 652 567

10. Cash and Cash Equivalents

As of June 30, 2005 and December 31, 2004 cash and cash equivalents comprised the following:

	As of June 30, 2005	As of December 31, 2004
Cash at bank and on hand	**560 298**	420 990
Transaction accounts to three months	**79 593**	182
Other cash	**283**	1 013
Total	**640 174**	422 185

For 6 months of year 2005 (thousand rubles)

11. Share capital

As of June 30, 2005 and December 31, 2004 the total number of issued ordinary and preferred shares was 245 969 590 pieces and 81 983 404 pieces correspondingly.

Face value of all shares is 5 rubles per a share. The difference between aggregate face value of issued shares and their book value represents inflation effect for the periods prior to January 1, 2003.

Shares	Quantity of issued shares (thousand pieces)	Face value of one share (rubles)	Face value	Book value
Ordinary	245 970	5	1 229 848	2 890 324
Preferred	81 983	5	409 917	963 366
Total	327 953		1 639 765	3 853 690

12. Loans and borrowings

As of June 30, 2005 and December 31, 2004 short-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	As of June 30, 2005	As of December 31, 2004
Short-term loans and borrowings				
Bank loans:				
Bank loans (rubles)	10-14%	2006	**1 548 155**	2 522 522
Bank loans (US$)	5%	2005	**12 084**	25 734
Bank loans (Euro)	9%	2006	**174 465**	168 743
Total bank loans			**1 734 704**	2 716 999
Bonds (rubles)	13%	2006	**35 616**	57 328
Vendor financing:				
Vendor financing (rubles)	6-13%	2005	**-**	1 704
Vendor financing (US$)	6,5-8%	2005	**6**	66
Vendor financing (Euro)	6,5-7,35%	2005	**277**	21 455
Vendor financing (Japanese yens)	5,91%	2005	**-**	3 755
Total vendor financing			**283**	26 980
Promissory notes (rubles)	10,5-11%	2005	**912 626**	-
Total short-term loans and borrowings			**2 683 229**	2 801 307

As of June 30, 2005 and December 31, 2004 long-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	As of June 30, 2005	As of December 31, 2004
Long-term borrowings				
Bank loans:				
Bank loans (rubles)	7-14%	2005-2009	4 727 061	3 578 169
Bank loans (Euro)	6,5-9%	2005-2007	47 181	178 586
Total bank loans			4 774 242	3 756 755
Bonds (rubles)	13,67%	2006	1 000 000	1 000 000
Vendor financing:				
Vendor financing (rubles)	6-13%	2005-2007	137 346	260 206
Vendor financing (US$)	6,5-8%	2005-2007	66 189	105 707
Vendor financing (Euro)	6,5-7,35%	2005-2006	249 950	251 152
Vendor financing (Japanese yens)	5,91%	2005-2006	1 218	-
Total vendor financing			454 703	617 065
Promissory notes (rubles)	5,6%	2006	510 964	699 230
Less : Current portion of long-term loans and borrowings			(2 187 517)	(1 816 704)
Total long-term loans and borrowings			4 552 392	4 256 346

13. Accounts payable and accrued liabilities

As of June 30, 2005 and December 31, 2004 the Company's accounts payable and other current liabilities comprised the following:

	As of June 30, 2005	As of December 31, 2004
Trade accounts payable for capital construction	**1 240 626**	1 266 486
Advances received from subscribers	**361 042**	501 773
Accounts payable for core activity	**466 130**	145 382
Accrued liabilities for salaries and compensatory payments	**261 183**	366 046
Other accounts payable	**100 018**	99 193

Total	**2 428 999**	2 378 880

Other accounts payable comprises arrears to agents, unearned revenue and miscellaneous.

For 6 months of year 2005 (thousand rubles)

14. Taxes and Payroll Related Obligations

As of June 30, 2005 and December 31, 2004 the Company had the following taxes payable:

	As of June 30, 2005	As of December 31, 2004
Value-added tax	**430 846**	565 540
Property tax	**115 857**	102 282
Sales tax	**-**	81
Unified social tax	**95 593**	45 789
Other taxes	**60 326**	17 259
Total	**702 622**	730 951

15. Revenue

Revenue sources for 6 months of year 2005 and for year 2004:

Revenue sources categories	**6 months of year 2005**	**2004**
Long-distance telephone services- domestic	**3 063 096**	6 189 303
Long-distance telephone services - international	**380 761**	821 065
Local telephone services	**3 354 284**	5 493 216
Installation and connection fees	**663 012**	1 487 088
Documentary services	**28 422**	60 778
Mobile telecommunication services	**1 350 951**	2 723 029
Radio and TV broadcasting	**251 806**	508 474
Data transfer and telematic services	**105 311**	186 985
New services	**552 588**	759 419
Rent of telephone channels	**193 251**	280 632
Services to Russian carriers	**664 878**	1 128 805
Other telecommunications services	**350 673**	670 883
Other revenues	**374 338**	656 866
Total	**11 333 371**	20 966 543

Notes to non-audited consolidated financial statement
For 6 months of year 2005 (thousand rubles)

16. Other operating expenses

Other operating expenses for 6 months of year 2005 and for year 2004

	6 months of year 2005	2004
Payments to Gossvyaznadzor	**(19 650)**	(104 313)
Expenses for fire-fighting and security services	**(112 773)**	(192 079)
Travel and representation expenses	**(39 178)**	(54 737)
Transport services	**(14 116)**	(29 550)
Mail services	**(30 214)**	(11 570)
Training costs	**(29 061)**	(43 725)
Cost of sales	**(102 174)**	(194 332)
Costs for rental of premises	**(138 030)**	(179 934)
Audit and consulting services costs	**(43 311)**	(84 432)
Payments to non-commercial partnership	**(81 616)**	(150 100)
Advertising cost	**(73 295)**	(129 064)
Insurance	**(35 730)**	(85 048)
Membership fees, charity and transfers to trade union	**(44 862)**	(81 994)
Civil defense expenses	**(17 364)**	(26 822)
Dealers' services	**(80 448)**	(144 917)
Services of credit organizations	**(26 161)**	(47 574)
Building maintenance	**(23 589)**	(90 189)
Auxiliary production services	**(18 324)**	(30 243)
Other expenses	**(74 015)**	(329 521)
Total	**(1 003 911)**	(2 010 144)

Other expenses comprise agent commission, fines and late payment interest, social expenses, expenses related to subscribers' payments recording and recovery, expenses related to telegraph services and to communication services rendered through payphones and other communication services, representation expenses and also other operating expenses.

17. Interest expense, net

Interest expenses for 6 months of year 2005 and for year 2004:

	6 months of year 2005	2004
Returns on loans (interest)	*10 634*	*9 825*
Interest expense	*(311 058)*	*(437 708)*
Interest expense accrued under finance lease contracts	*(128 189)*	*(216 075)*
Total	*(428 613)*	*(643 958)*

SUPPLEMENT № 6 – OJSC "VolgaTelecom" accounting policy for year 2005

APPROVED by:
Order № 325 of
General Director of
OJSC "VolgaTelecom"
Of December 31, 2004

PROVISION ON
ACCOUNTING POLICY FOR THE PURPOSES OF BOOK RECORDS OF
OJSC "VOLGATELECOM"
FOR YEAR 2005

Nizhny Novgorod city
2005

TABLE OF CONTENTS

INTRODUCTION

1. ORGANIZATIONAL ASPECTS OF ACCOUNTING POLICY

1.1. General data on the Company of electric communication
1.2. The principles of organization of accounting services
1.3. The procedure of organization of the flow of documents and the technoloy of accounting documentation processing
1.4. The procedure of organization and making the inventory of property and liabilities 399
1.5. The procedure of drawing up the Company's accounting statement
1.6. Working chart of accounts of the Company

2. METHODOLOGICAL ASPECTS OF ACCOUNTING POLICY

2.1. The procedure of intangible assets recognition
2.2. The procedure of fixed assets management
2.3. The procedure of inventories accounting
2.4. The procedure of recalculation of assets and liabilities denominated in foreign currency
2.5. The procedure of accumulating information about income
2.6. The procedure of accumulating information about expenses
2.7. The procedure of deferred expenses records
2.8. The procedure of settlements records
2.9. The procedure of received credits and loans records
2.10. The procedure of organization of records of intra-company's settlements and the transfer of information by subdivisions
2.11. The procedure of establishing and using special-purpose funds
2.12. The procedure of establishing and using the contingency reserve provision
2.13. The procedure of government aid records
2.14. The procedure of financial investments records
2.15 The procedure of records of expenses for research-and-development and technological activity
2.16. The procedure of income tax settlements records

INTRODUCTION

This Provision on the Accounting policy for the purposes of book records (hereinafter the Provision on the Company's accounting policy) of OJSC "VolgaTelecom" (hereinafter the Company) is worked out in accordance with the requirements of Russian Federation legislation.

For the purposes of this Provision by the Accounting policy of the Company is meant substantiated and disclosed for various users the totality of methods of bookkeeping as selected by the Company - primary observation, value measure, current grouping and bottom-line generalization of economic operations facts – in order to generate maximum on-line, perfect, objective and true financial and management information.

In cases when the system of regulatory control of bookkeeping of Russian Federation does not establish the method of bookkeeping of a specific issue, then when working out the Accounting policy the Company developed the appropriate method of records on the basis of effective Provisions on bookkeeping.

The Company's Accounting policy being the basis of bookkeeping system is designed to ensure:

- Obedience of such underlying principles of accounting as perfection, just-in-time, judiciousness, priority of substance over form, consistency and rationality;
- Compliance with general requirements to accounting statement: perfection, materiality, neutrality, comparability and comparables;
- Credibility of reports prepared in the Company – of accounting statement, tax reporting, management reports and statistical reporting;
- Unity of methodology when organizing and maintaining bookkeeping in the entire Company and in its subdivisions[1];
- Operativeness and flexibility of reaction of bookkeeping system to the changes of conditions of carrying out economic operations, including the conditions caused by the changes of legislative and normative acts.

This Provision along with general obligatory requirements takes into account specific features of the Company of electric communication:

- Availability of internal documents regulating the accounting process from the point of view of specific character of the industry;
- Availability of considerable number of subdivisions and in a number of cases they are far away from the Company's Directorate location.

The Provision discloses step by step the bookkeeping methods approved while working out the accounting policy; these methods materially affect the evaluation and decision making by interested users of accounting statement; without knowing how to apply these methods it is not possible to evaluate reliably financial status, flow of funds or financial results of the Company's activity.

[1] For the purposes of this document by the Company's subdivisions, if otherwise is not stated, are meant regional branches and structural subdivisions.

The methods of bookkeeping selected by the Company when working out this Accounting policy are approved by the Order of the Company's General Director and are effective since January 1, 2005.

All the persons connected to the solution of issues regulated by the Accounting policy should be guided in their activity by this Provision:

- The Company's management;
- The heads of regional branches and structural subdivisions responsible for organization and status of accounting in their units;
- Employees of services and departments responsible for timely development, revision and notifying subdivisions-executives about reference data;
- Employees of all services and departments responsible for timely submission of basic documents to the accounting office;
- Employees of accounting office responsible for timely and qualitative execution of all types of accounting operations and for drawing up reliable reporting of all types;
- Other employees.

The Accounting policy is worked out for year 2005 and is not subject to changes, excluding the following cases:

- Change of Russian Federation legislation or normative acts for the bookkeeping;
- Development by the Company of new methods of bookkeeping;
- Essential change of the conditions of activity resulted from reorganization, change of ownership, change of activity kind, etc.

The changes introduced into the language of the Provision on the Company's Accounting policy are approved by the Company's General Director.

The responsibility for the compliance with the methodology is imposed on the Company's chief accountant.

In the course of bookkeeping the Company also applies methodical guidelines for accounting topics, their list is provided in Supplement №2.

1. ORGANIZATIONAL ASPECTS OF ACCOUNTING POLICY

1.1. General information about OJSC "VolgaTelecom"

The Charter of the Company of electric communication defines the following kinds of activity:

- provision of local and intrazonal communication services;

- provision of local, DLD & ILD communication services by using payphones and public communication centers;

- provision of DLD & ILD communication services;

- provision of cellular mobile communication services (GSM-900, DCS-1800, CDMA-400, NMT-450, CDMA-800);

- provision of mobile wireless telephony services;

- provision of mobile radio communications services;

- provision of personal radio call services;

- provision of personal radio call services with VHF FM channeling;

- provision of services of communication channels lease;

- provision of telematic services (including e-mail services, access to informational resources, reference services, Telefax services, Comfax services, Bureaufax services, messages processing services, voice message services, voice information transmit services, audio conference services, videoconference services);

- provision of data transfer services;

- provision of telegraph communication services (including "telegram" and "AT/Telex" network services);

- provision of cable TV services;

- provision of wire broadcasting services;

- provision of TV broadcasting services by using transmission equipment;

- provision of radio broadcasting services by using transmission equipment;

- provision of local phone communication services by using radio access equipment;

- provision of TV broadcasting services by using transmission equipment (MMDS);

- carrying out works connected with using the data constituting state secret;

- carrying out activities and (or) provision of services in the area of state secret protection;

- carrying out activities and (or) provision of services in the area of state secret protection, connected with functioning of cryptographic authority;

- carrying out activities and (or) provision of services in the area of state secret protection as related to technical protection of information;

- organization and implementation of activities for insuring the protection of secrecy of communication and of other secret protected by law;

- examination of preliminary design and project documentation;

- construction, capital repairs, refurbishment, extension and technical reequipment of communication facilities buildings;

- construction, capital repairs, refurbishment and technical reequipment of civic buildings;

- geodesic and cartographic activity;

- training, improvement of qualification of white-collar workers, operational personnel and executive staff;

- engineering maintenance, repair and sale of cash registers;

- engineering maintenance, repair and sale of communications facilities;

- installation, repair and engineering maintenance of security alarm systems;

- organization of restoration of communication networks and facilities during failures and damages;

- priority provision of communication services and facilities in the interests of defense, state management, security, law and order;

- implementation of activities for provision of communication services in emergency situations;

- implementation as per the established procedure of plans of preparedness activity of communication network and arrangements in emergency situations;

- rendering of consulting services;

- rendering of medical services;

- trade and procurement activity;

- commercial fisheries;

- activities to prevent and fire extinguishing;

- carrying out the works of installation, repair and maintenance of fire safety appliances for buildings and structures;

- operation of electric, heating and gas systems;

- design and construction of buildings and structures of with I and II criticality ratings;

- engineering survey for construction of buildings and structures of with I and II criticality ratings;

- tunnel survey;

- the activity of issuing certificates of keys of electronic digital signatures, of registration of owners of electronic digital signatures, of rendering services related to the use of electronic digital signatures and confirmation of authenticity of electronic digital signatures;

- timber-harvesting activity;

- transportation of passengers by automobile transport equipped for transportation of more than 8 persons;

- transportation of cargoes by automobile transport with the capacity over 3,5 tons;

- loading and unloading activities at railroad transportation;

- repair of measuring equipment;

- storage and realization of oil, gas and their derivatives.

The Company has three levels of management:

- The Company's General Directorate;
- Regional branches;
- Structural subdivisions.

1.2. The principles of organization of accounting services

The concept **"accounting service"** defines the complex of structural units and office holders performing the operations for accumulation of source information, its processing and analysis, and also for drawing up the reports for various groups of users on the basis of this information.

By **specialized accounting service** is meant a structural unit of the Company performing the functions of accumulation, processing and grouping of information in the form of summary registers of analytical and synthetic accounting, of making entries into own-price account. Depending on the level of organizational structure specialized accounting service comprises: accounting office, tax department, consolidated statements group, etc.

Functional services (e.g., line-cable shop, transportation department, accounts department, etc.) perform the functions of accumulation and processing of source information for its further registration in the accounting system.

At each management level the accounting service ensures accumulation and processing of information for the purpose of providing data to the users to work out, to substantiate and to make decisions at their level of management and also to provide superior management bodies with information required work out, to substantiate and to make decisions at higher management level.

The principles of separation of power and responsibility of accounting services at each of the three levels of management (vertically) and inside each management level (horizontally) are regulated by "Regulations on principles of record keeping organization". The same Regulations define the structure, the functions and the tasks of specialized and functional accounting services. The distribution of duties and interrelations between specialized and functional accounting services are regulated by the Regulations on principles of record keeping organization and by the Regulations on the system of flow of documents.

Bookkeeping and control is imposed on the Company's accounts department as a constituent part of specialized accounting service headed by chief accountant. The Company's accounts department includes accounting offices of subdivisions directly headed by chief (senior) accountants of these subdivisions. The functions of central accounts department are performed by the accounting office of the Company's General Directorate.

1.3. The procedure of organization of the flow of documents and the technology of accounting documentation processing

In the Company the rules and the procedure of organization of the flow of documents, the schedule of the flow of documents, the technology of processing of source accounting documents, including:

- the procedure of creating source documents;
- the procedure of examination of source documents;
- the procedure and the time period of their transfer for the record in the book records;
- the procedure of transferring the documents to archival depository

are governed by Regulations on the system of flow of documents.

Unified forms of source accounting documentation approved by RF Goscomstat (State Committee on Statistics) are applied in the Company.

When drawing up financial-economic operations for which unified forms are not stipulated self-designed forms of source record documents (inclusive those included into Regulations on the system

of flow of documents) containing obligatory requisites established by Federal Law №129-ФЗ "On bookkeeping" of 21.11.1996 are applied.

The authority to sign source record documents is established by internal organizational-order documents.

1.4. The procedure of organization and making the inventory of property and liabilities

All the property of the Company, irrespective of location, and all kinds of liabilities are subject to physical stocktaking.

Inventory in the Company is made with the following periods:

- Fixed assets – at least once in two years as of October 31 of the report year;
- Intangible assets – annually as of November 30 of the report year;
- Assets under construction and other capital investments – annually as of October 31 of the report year;
- Raw materials, materials, precious metals, equipment for installation, semi-finished products, goods, output finished goods at warehouses - annually as of October 31 of the report year;
- Work in progress – quarterly as of the end of the quarter;
- Deferred revenues and expenses – annually as of December 31 of the report year;
- Cash on bank accounts – annually as of December 31 of the report year;
- Cash in payment office – at least once in a quarter;
- Long-term financial investments - annually as of December 31 of the report year;
- Short-term financial investments, financial documents – quarterly as of the end of the quarter;
- Settlements with debtors and reserve for doubtful debts – quarterly as of the end of the quarter;
- Settlements with creditors – for settlements with communication operators - quarterly as of the end of the quarter, with other creditors – once in a year as of December 31 of the report year;
- Settlements for taxes and obligatory deductions to the budget and to extrabudgetary funds, for target financing – annually as of December 31 of the current year;
- Internal settlements – at least once in a quarter;
- Settlements with personnel, with advance holders – quarterly as of the end of the quarter;
- Reserves for contingent liabilities, reserves for depreciation of investments into securities, reserves for reduction in value of tangible assets – annually as of December 31 of the report year;

Permanent inventory commissions are established to make inventory at the level of the Company's Directorate and headquarters of regional branches; the structure of these commissions is approved by:

- For the Company's General Directorate – by the Company's General Director;
- For regional branches – by the director of the branch.

The procedure of organization and making the inventory of the Company's assets and liabilities are detailed in the Provision on the procedure of making inventory of assets and liabilities and the measures to ensure preservation of assets.

1.5. The procedure of drawing up the Company's accounting statement

The Company's accounting statement is drawn up as per the procedure and during the time stipulated by Federal Law №129-ФЗ "On bookkeeping" of 21.11.1996 and by other normative acts of Russian Federation governing the bookkeeping and reporting.

The Company's accounting statement is formed by the accounts department of the Company's General Directorate on the basis of generalized information about property, liabilities and results of the Company's activity taking into account the information provided by accounts departments of regional branches. Making of reporting by the accounts departments of regional branches is carried out on the basis of data provided by accounting offices of structural subdivisions.

The forms designed by the Company taking into account recommendations contained in relevant normative documents are applied when drawing up the accounting statement.

Internal forms of accounting statements and also specific dates of their submission are stated in the Provision on the procedure of forming the Company's accounting statement.

1.6. Working chart of accounts of the Company

During the bookkeeping all the Company's subdivisions apply Common chart of accounts (Supplement 1).

The procedure of using the Common chart of accounts, including distribution of competence for maintenance of own-price accounts and sub-accounts between the accounting services of various levels of the Company's management is regulated by the Instruction on Common chart of accounts application.

2. METHODOLOGICAL ASPECTS OF ACCOUNTING POLICY

2.1. *The procedure of intangible assets recognition*

The amount of depreciation of intangible assets is determined monthly as per the norms calculated on the basis of their initial cost and the period of useful service by line method.

The expected period of useful service of intangible assets is determined when they are registered by specially established commission and is approved by the Company's General Director.

Amortization of cost of intellectual property objects is made by accumulation at account 05 "Amortization of intangible assets" of depreciation amounts charged by line method.

2.2. *The procedure of fixed assets management*

In 2005 fixed assets are not revaluated.

Amortization for fixed assets objects is charged by line method on the basis of their initial cost or replacement cost value (in case of revaluation) of an object of fixed assets and the norm of amortization calculated on the basis of the period of useful service of this object.

The period of useful service for groups of homogeneous objects of fixed assets is determined by the commission when the fixed assets are accepted and is approved by the Company's General Director.

For acquired fixed assets that earlier were in operation the period of useful service is determined on the basis of time of actual operation and expected period of useful service of fixed assets in the Company.

The objects of fixed assets of the value not over 10000 rubles per a unit, and also books, brochures and similar publications acquired since 01.01.2002 are written off for production expenses (merchandising cost) as they are released to production or operation by using account 02 "Amortization of fixed assets". In order to ensure preservation of these objects in production or during operation the Company carries out due control of their movement at account 01 "Fixed assets".

Objects ready for operation that are planned for usage in the structure of fixed assets, prior to the start of operation, are itemized in the structure of investments into non-current assets.

Objects of property, for which capital investments are completed and relevant source record documents for acceptance are executed, are accepted for accounting records in the structure of fixed assets since the start of their actual operation with allocation on separate sub-account to the account of fixed assets management.

For fixed assets received under leasing contracts the period of useful service is set to be equal to the contract validity term.

The costs for all kinds of repairs are included into the prime cost of that report period when they were carried out. The reserve for deferred expenses for the repair of fixed assets is not set up.

2.3 The procedure of inventories accounting

Accumulation of information about actual prime cost of inventories in the Company's accounting records is carried out by using accounts 15 "Procurement and acquisition of tangible assets" and 16 "Tangible assets cost deviation".

The accounting records of inventories at accounts 10 "Materials" and 41 "Goods" are carried out by book prices.

Inventories (raw materials, materials and goods) are accepted for accounting records by the book price; the book price means:

- When inventories are acquired for a fee – the price of the supplier in accordance with supply contract (purchase-and-sale contract);
- When inventories are manufactured by the Company itself – the sum of actual expenses related with their production;
- When inventories are used in lieu of contribution to charter capital of an organization - money value agreed by the founders taking into consideration the requirements of Law "On joint stock companies";
- When inventories are received under gift contract (free of charge) and also inventories left after retirement of fixed assets and other property - current market value as of the date of acceptance for accounting records;
- When inventories are received under contracts stipulating performance of obligations (payment) by non-monetary assets – the cost of assets transferred or subject to the transfer by the Company[2].

Ordering costs and the costs, to bring up the materials to the condition when they are suitable for usage for the purposes designed in the Company, are accounted in the accounting records in account 16 "Materials cost deviation" irrespective of the percentage of ordering costs or the deviation value to the book value of the material.

Goods at retail, which are accounted on account 41.02, are reflected in the accounting records at sales prices.

The costs for procurement and delivery of goods designed for realization via retail and wholesale trade networks to the Company's warehouses are accounted in the structure of circulation costs.

Output finished goods are accounted by actual factory costs of manufacture without using account 40 "Output of products (works and services)".

The structure of inventories takes into account tangible assets which are inappropriate to account in the structure of fixed assets irrespective of lifetime due to nonrationality of objective statement. These are: stationary, housewares, small house implements and work tools.

---

[2] The cost of assets transferred or subject to transfer by the Company is established on the basis of price at which in comparable circumstances the Company usually establishes the cost of similar assets. When it is impossible to establish the cost of values transferred or subject to transfer by the Company, the cost of inventories received by the Company under contracts stipulating the performance of obligations (payment) by non-monetary assets is established on the basis of the cost at which in comparable circumstances similar inventories are acquired.

Working clothes and special tools taken possession of the Company are accepted for accounting records in the amount of actual costs for acquisition on the debit of account 10 "Materials".

Working clothes and special tools of the cost of not over 10000 rubles per a unit, and also working clothes and special tools with the useful service not exceeding 12 months with any cost per a unit are written off to the accounts of cost keeper as they are transferred to operation.

Working clothes and special tools of the cost of over 10000 rubles per a unit and useful service exceeding 12 months after transfer to operation are recorded at accounts "Working clothes in operation" and "Special tools in operation" with amortization of cost by equal shares during the period of useful service.

The inventories being retired are evaluated by the following methods:

- By average prime cost:
    - raw materials;
    - materials;
    - output finished goods;
    - goods for resale.
- By prime cost of each unit:
    - precious metals.

2.4. The procedure of recalculation of assets and liabilities denominated in foreign currency

Recalculation of value of currency notes in the Company's cash office, of funds at accounts in credit organizations, of financial and payment documents, of short-term securities, of accounts receivable (including for borrowed liabilities) from legal and natural persons, fund balances of target financing received from budget or from foreign sources within the framework of technical or other aid to Russian Federation in accordance with concluded agreements (contracts) denominated in foreign currency is made as of the date of making the operation in foreign currency and also as of the report date of drawing up the accounting statement.

2.5. The procedure of accumulating information about income

For the accounting purposes ordinary types of the Company's activity are subdivided into core and non-core.

By core types of activity are meant those types of activity that are directly related to provision of communication services. All the remaining types of activity are non-core.

Ordinary types of activity:

- Core types of activity:
    - **Services of city's telephone communication**
        - Provision of access to city's telephone network;
        - Provision of local telephone connection (call) to the subscribers of fixed line communication in urban locations (provision of subscriber's line for usage in urban locations; transit of local traffic);
        - Provision of local telephone connection from city's payphone;
        - Provision of direct lines and trunk lines for usage;
        - Other services of city's telephone network (connection, re-registering, etc.)
    - **Services of rural telephone communication**
        - Provision of access to rural telephone network;

- Provision of local telephone connection (call) to the subscribers of fixed line communication in rural locations (provision of subscriber's line for usage in rural locations; transit of local traffic);
- Provision of local telephone connection from rural payphone;
- Provision of direct lines and trunk lines for usage;
- Other services of rural telephone network (connection, re-registering, etc.)

- **Services of DLD & ILD telephone communication**
  - Provision of DLD telephone connection by using a payphone;
  - Provision of ILD & DLD telephone connection;
  - Provision of ILD telephone connection by using a payphone;
  - Provision of DLD & ILD channels for usage;
  - Other services of DLD & ILD communication (conferences, engineering maintenance, etc.)
- **Services of recording communication**
  - Inland telegrams;
  - International telegrams;
  - Provision of telegraph channels for usage;
  - Telex;
  - Data transfer services;
  - Telematic services;
  - Transmission of newspaper's pages;
  - Other services of recording communication
- **Internet services**
- **Radio communication services**
- **Radio broadcasting services**
- **TV services**
- **Wire broadcasting services**
  - Provision and maintenance of radio broadcasting public speakers;
  - Provision of access to wire broadcasting network;
  - Other income from radio broadcasting public speakers;
- **Services of wireless radio communication**
  - Personal call (paging) services;
  - Cellular communication services;
  - Other services of wireless radio communication

➢ Non-core types of activity:
- Services of granting the Company's assets for lease;
- Transport services;
- Manufacture of telecom facilities products;
- Trade services;
- Catering services;
- Services of construction nature;
- Services of information-computer support;
- Publishing activities (publishing of reference books, newspapers)
- Information service;
- Rendering of intermediary (agency, commission) services;
- Services of providing access to electric power;
- Education services;
- Security services;
- Agency business;
- Consumer services;
- Services of recreation centers;

- Advertising activity;

- Other types of activities meeting the criteria stated above.

Note: the list of non-core types of activity is drawn up by the Company itself.

Income differing from income from ordinary types of activity is considered to be other income.

2.6. The procedure of accumulating information about expenses

For the purposes of accounting the expenses ordinary types of the Company's activity are subdivided into core and non-core.

In the accounting records the calculation of expenditures for kinds of services, works and output products that are subjects of calculation is kept separately.

For the purposes of distributing the expenditures of core types of activity on the objects of calculation the Company applies the method of calculation of expenditures for operating processes.

Operating process is unambiguously defined activity (sequence of actions or the aggregate of functions and tasks) not limited in time and having identifiable result.

For the purposes of distributing the expenditures on the objects of calculation the processes are subdivided into basic operating processes, off-line operating processes and joint processes.

Basic operating processes are the processes carried out directly for the provision of communication services.

Off-line operating processes are the processes required for implementation of basic and joint operating processes and indirectly related to the provision of communication services.

Joint operating processes are the processes required for implementation of basic operating processes but not related to the provision of communication services.

Cost allocation bases are actual, physical indicators of the Company's operating activity, the structure of these indicators is defined in Instructional guidelines on expenditure records.

All the expenditures related to core types of activity are indirect, id est, they are not allocated directly and are distributed between the objects of calculation and are accounted for from the point of view of operating processes.

The expenditures of core types of activity are posted to account 30 "Basic operating processes" and account 31 "Off-line operating processes".

The expenditure related to non-core types of activity are accounted for on accounts 23 "Auxiliary productions", 29 "Service productions and facilities" and 44 "Expenditures for sale" from the point of view of types of activity.

Full prime cost of rendered services, executed works, output products without separation of administrative and commercial expenses is calculated.

The expenditures of joint operating processes are posted to account 32 "Joint operating processes".

The expenditures accumulated on account 31 "Off-line operating processes" are allocated between basic and joint operating processes on account 30 "Basic operating processes" and account 32 "Joint operating processes" on the basis of data on bases of allocation provided by production services at the end of the report period.

The expenditures accumulated on account 30 "basic operating processes' are allocated to account 20 "Primary production" by the objects of calculation (services) on the basis of data on bases of allocation provided by production services at the end of the report period, and also on account 33 "Expenditures on equipment operation" by the types of equipment of conditional digital network made up annually by engineering services. The expenditures by the type of equipment are allocated in accordance with calculated data of engineering services about the share of involvement of the equipment in basic operating processes.

The expenditures accumulated on account 33 "Expenditures on equipment operation" are allocated on account 20 "Primary production" by the objects of calculation (services) on the basis of data of engineering services about the intensity and duration of usage of each type of equipment by a specific service; these data are calculated at the beginning of each year or if major changes occur in topography of communication network.

For the purposes of calculation of prime cost of services, works and products of non-core types of activity the actual expenditures for rendered services, completed works and products transferred to warehouse, these expenditures being accumulated on accounts 23 "Auxiliary productions" and 29 "Service productions and facilities" are written off to account 43 "Output finished goods" (in case of finished-product output) to the appropriate accounts of operating processes (in case of rendering services or carrying out of works for core types of activity) or to account 90 "Sales" sub-account 90-04 "Prime cost of sales for non-core types of activity" (in case of rendering services, carrying out of works for outside parties). The balance of debit of accounts 23 "Auxiliary productions" and 29 "Service productions and facilities" reflects the value of balances of work in progress.

The expenditures allocated to the account of joint operating processes 32 "Joint operating processes" are written off at the end of the report period to account 20 "Primary production" proportionally to the sum of expenditures allocated to the appropriate accounts.

Expenditures for rendering of communication services accumulated by types of services on account 20 "Primary production" are completely written off at the end of the report period to account 90 "Sales" sub-account 90-02 "Prime cost of sales (for core types of activity)" with analytics by the objects of calculation (services).

The procedure of record maintenance and calculation of prime cost of products (works and services) of non=core types of activity is established by the Company on its own in accordance with recommendations of industry's instructions regulating the said procedure in those industries which the specified type of non-core activity is referred to.

The expenditures of service productions and facilities as per the trends of their activity (realization, compensation-free transfer, rendering of services to other subdivisions of the Company) are allocated proportionally to direct expenditures.

The cost of fixed assets up to 10000 rubles per a unit written off for production expenses (expenses for sale) are recognized as the expenditures of material nature as they are released to production.

2.7. *The procedure of deferred expenses records*

Deferred expenses are the expenses that were recognized in the report period, but they cannot be included into the prime cost of realized services, works and products of this report period, for example:

- Expenses related to reclamation of new productions or kinds of products prior to occurrence of facts of their realization;
- Expenses for payment of rest leaves of future periods;
- Expenses for acquisition of licenses;
- Expenses for insurance of property;
- Expenses related to acquisition of software products and data bases under purchase-and-sale contracts or swap contracts if these assets do not meet the requirements set up for intangible assets;
- Expenses related to advance redemption of leased property;
- Miscellaneous.

Deferred expenses are subject to amortization on a straight-line basis at the expense of relevant sources of covering during the period they are referred to. If it is not possible to establish the period during which the incurred expense should be amortized, then the specified period is established by a specially set up commission and is approved by an order of the General Director or of an authorized person.

For the purposes of drawing up the reporting the expenses related to the acquisition of software products and data bases, as well as the expenses related to advance redemption of leased property are classified as other non-current assets.

2.8. *The procedure of settlements records*

The settlements by non-monetary assets are posted in the records individually by using account 76.15.

The Company transfers long-term indebtedness (accounts receivable and accounts payable) to the structure of short-term indebtedness at the time when as per terms and conditions of the contract 365 days are left for the debt repayment.

For the purposes of drawing up the reporting the advances of capital nature are classified as other non-current assets.

2.9. *The procedure of received credits and loans records*

The Company transfers long-term indebtedness on received credits and loans into the structure of short-term indebtedness (to appropriate subaccount of account 66 "Settlements on short-term credits and loans") at the time when as per the terms and conditions of credit and (or) loan contract 365 days are left for the repayment of principal of loan.

If the Company raises a long-term loan under the contract the terms and conditions of which stipulate recurrent repayment of the loan amount, then as 365 days are left for the repayment of the next portion of the loan, it is transferred to the structure of short-term indebtedness to the appropriate subaccount of account 66 "Settlements on short-term credits and loans".

If an agreement is concluded to prolong the contract of short-term loan or to postpone the time of payment of short-term portion of indebtedness under long-term loan in such a way that the time of the loan repayment or of its specified portion will be over 365 days, then the amount of indebtedness under the loan or its partial repayment should be transferred from short-term indebtedness to the structure of long-term indebtedness (to appropriate subaccount of account 67 "Settlements on long-term credits and loans").

The income due to payment to debt holder in the form of interest is charged on straight-line basis (monthly) in accordance with the rate set up in the contract. If in accordance with terms and conditions of the contract the payment of interest falls on the last day of the month, then it is necessary to charge additionally the indebtedness to the creditor in the amount of interest falling on the end of the month.

On the loans received in monetary form and raised by issuing the Company's own bills of exchange, the amount of discount due to payment to a bill holder is classified as deferred expenses with further writing off to the structure of operating expenses on a monthly basis in equal shares during the period of bills of exchange circulation.

Herewith for the bills of exchange having the clause "on presentation, but not earlier" as the period of circulation, on the basis of which the discount as of the end of the report period is set up, is used the expected period of circulation of the bills of exchange established in accordance with Bills of Exchange Act (365 (366) days plus the period from the date of the bill's drawing till the lower date limit of the bill's presentation for payment).

For the loans received in monetary form and raised by issuing the Company's bonds, in case of sale of issued bonds at the price differing from their face value (with discount), then the amount of discount is classified as deferred expenses with further writing off into the structure of operating expenses on a monthly basis in equal shares during the period of the bonds circulation.

Additional expenses related to obtaining of loans and credits, to placement of borrowed obligations are included into the structure of operating expenses in that report period when the specified expenses incurred.

For received credits and loans denominated in conventional currency units or in foreign currency and due to repayment in rubles there is in accounting records re-count of obligations amount in the principal debt, and also of interest due to payment at the rate of Central bank of Russian Federation effective on the report date.

2.10. The procedure of organization of records of intra-company's settlements and the transfer of information by subdivisions

To keep records of intra-company's turnover the Company applies account 79 "Intra-company's settlements".

All financial-economic operations performed between the Company's subdivisions **are made on the basis of letters of advice (aviso) via superior level of management. The operations** between structural subdivisions are made via appropriate regional branches. The operations between regional branches are made via the Company's General Directorate.

2.11. The procedure of establishing and using special-purpose funds

The Company does not establish any funds at the expense of undistributed profit of the report year, excluding the funds the establishment of which is stipulated by the Company's constituent documents.

The procedure of establishing and using the specified funds is defined on the basis of resolution of general meeting of stockholders of the Company, the requirements of Law "On joint stock companies" being taken into account.

2.12. *The procedure of establishing and using the contingency reserve provision*

The Company establishes the following types of contingency reserve provision:

- Reserve for depreciation of financial investments (as of the end of the report year);
- Reserves for doubtful debts (quarterly);
- Reserves of costs to be incurred (monthly);
- Reserves for contingent liabilities (as of the end of the report year).

The reserve for doubtful debts is established quarterly prior to drawing up accounting statement in regard to doubtful debts.

The reserve for doubtful debts is established based on the results of taking inventory of accounts receivable, herewith by a doubtful debt is recognized accounts receivable which is not repaid during the time set up by contract or not secured by pledge, guaranty, bank guarantee.

Taking into consideration that in telecom companies individual analysis of each doubtful debt for communication services is impossible due to a large number of subscribers, the reserve is established for all outstanding debts, the payment of which as of the date of the reserve establishment is 90 days and more overdue, in the amount of 100 per cent of the debt amount. The reserve is not established for debts the payment of which is delayed less than 90 days.

2.13. *The procedure of government aid records*

Budgetary means (subventions, subsidies) are recognized in accounting records as monetary funds and resources differing from other cash assets are actually received.

2.14. *The procedure of financial investments records*

For the purposes of accounting records financial investments are classified by the types of investments and their maturity.

At sale, other retirement, including repayment of securities the evaluation of retired issuing securities is carried out by FIFO method, the evaluation of retired non-monetary securities is carried out by actual cost of each security.

By maturity financial investments are divided into:

- ***Long-term*** – the investments made with the intent to receive income on them over 12 months after the report date, if the established time of their repayment exceeds 12 months after the report date;
- ***Short-term***:
    - Investments made without the intent to receive income on them over 12 months;
    - Investments for which the established time of repayment does not exceed 12 months after the report date;
    - Securities acquired for re-sale irrespective of the time of their repayment.

Long-term financial investments are subject to transfer to short-term ones:

- Due to the change of intentions to receive income on them over 12 months after the report date;

- If the time till the date of their repayment became not over 12 months after the report date.

Short-term financial investments for which the established time of repayment exceeds 12 months after the report date are subject to transfer to long-term investments (to appropriate subaccount) due to the change of initial intention to receive income on them during the period not over 12 months after the report date.

The maturity of investments is evaluated by subdivision (person) appointed by the Company's CEO order and is stated in the document executed as per the form established by Company, the document being transferred to the accounting office.

The information about initial cost of financial investments acquired for fee is accumulated in the amount of actual expenses related to their acquisition.

The information about initial cost of investments acquired under contracts stipulating payment in rubles in the amount equal to the amount in foreign currency (conventional currency units) is accumulated with taking into consideration foreign currency exchange differences occurring prior to accepting the assets as financial investments.

As regards debt securities the difference between the amount of actual expenses for acquisition of a security and its face value is not charged to financial results.

The cost of financial investments for which it is possible to determine current market value as per the established procedure is adjusted as of the end of the report year.

2.15 The procedure of records of expenses for research-and development and technological activity

For the purposes of drawing up the reporting the following assets are recognized as other non-current assets – completed research-and development and technological activities for which the obtained results are unliable for legal protection as per current legislation, but they are not executed as per the procedure established by legislation.

The expenses for R&D are written off by straight-line method to the expenses of ordinary types of activity since the 1-st day of the month following the month when the actual application of obtained results was started in the output of products, provision of services or for management needs.

The time for paying off expenses for R&D is established when they are completed by a specially set up commission and is approved by an order within the period during which it is supposed to get economic benefits (income) but not more than 3 year.

SUPPLEMENT 2. THE LIST OF INSTRUCTIONAL GUIDELINES

1. Provision on the procedure of making inventory of assets and liabilities and the measures to ensure preservation of assets.
2. Regulations on principles of record keeping organization.
3. Regulations on the system of flow of documents.
4. Instructional guidelines for fixed assets recognition.
5. Instructional guidelines for intangible assets recognition.
6. Instructional guidelines for capital construction records.
7. Instructional guidelines for financial investments records.
8. Instructional guidelines for inventories records.
9. Instructional guidelines for expenses records.
10. Instructional guidelines for monetary means and financial documents records.
11. Instructional guidelines for income records.
12. Instructional guidelines for records of settlements with buyers and customers.
13. Instructional guidelines for records of settlements with suppliers and contractors.
14. Instructional guidelines for records of settlements with other debtors and creditors.
15. Instructional guidelines credits and loans records.
16. Instructional guidelines for records of settlements with personnel.
17. Instructional guidelines for owners' equity records.
18. Instructional guidelines for targeted financing records.
19. Instructional guidelines for establishing contingency reserve provision.
20. Instructional guidelines for records of intra-company's settlements.
21. Instructional guidelines for the procedure of accumulation of information about the Company's accounting statement.

1283-2(b)

QUATERLY REPORT

Open Joint Stock Company "VolgaTelecom"

The issuer's code: | 0 | 0 | 1 | 3 | 7 | - | A |

For quarter IV of 2005

The issuer's location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi

The information contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General Director	signature	/ S.V. Omelchenko / Name
Date: February 14,2006		
Chief accountant	signature	/ N.I.Popkov / Name
Date: February 14,2006		

LS

Открытое акционерное общество «ВолгаТелеком» Нижний Новгород

ВолгаТелеком

Contact person: Leading expert in securities
Mrs. Mironova Elena Petrovna

Phone: (8312) 34 22 10
Fax: (8312) 30 67 68
E-mail: gd@vt.ru

The address of Internet web-site(s) where the information contained in this quarterly report is disclosed: http://www.vt.ru/?id=312

Table of contents

Introduction 6

I. Brief data on persons forming the issuer's management body structure, data on bank accounts, on auditor, appraiser, and the issuer's financial adviser, and also on other persons who signed the quarterly report

1.1. Persons, forming the issuer's management body structure 14
1.1.1. The issuer's collegial management body 14
1.1.2. The issuer's collegial executive body 14
1.1.3. The issuer's single executive body 15
1.2. Data on the issuer's bank accounts 15
1.3. Data on the issuer's auditor (auditors) 20
1.4. Data on the issuer's appraiser 21
1.5. Data on the issuer's advisers 21
1.6. Data on other persons who signed this quarterly report 22

II. Basic information on the issuer's financial-economic standing

2.1. Indicators of the issuer's financial-economic activity 23
2.2. The issuer's market capitalization 23
2.3. The issuer's liabilities 25
2.3.1. Accounts payable 25
2.3.2. The issuer's credit background 25
2.3.3. The issuer's liabilities from the guarantee provided to third parties 26
2.3.4. The issuer's other liabilities 26
2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement 27
2.5. Risks related to the acquisition of being placed (placed) issuing securities..........27
2.5.1. Industry risks 27
2.5.2. Country and regional risks 28
2.5.3. Financial risks 30
2.5.4. Legal risks 31
2.5.5. Risks related to the issuer's activity 33

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer 34
3.1.1. Data on the brand name (name) of the issuer 34
3.1.2. Data on the issuer's state registration 35
3.1.3. Data on establishment and development of the issuer..........35
3.1.4. Contact information 36
3.1.5. Taxpayer Identification Number 37
3.1.6. The issuer's branches and representation offices 37
3.2. The issuer's core economic activity 38

3.2.1. The issuer's industry membership 38
3.2.2. The issuer's core economic activity 38
3.2.3. Major kinds of products (works, services) 38
3.2.4. The issuer's raw products (materials) and suppliers.................................38
3.2.5. The issuer's products (works, services) sales markets 39
3.2.6. Data on the issuer's licenses 39
3.2.7. The issuer's joint activity 48
3.2.8. Additional requirements to issuers being joint stock investment funds, insurance undertakings or credit institutions, mortgage agents....................48
3.2.8.1. For joint stock investment funds 48
3.2.8.2. For insurance undertakings...48
3.2.8.3. For credit institutions...48
3.2.8.4. For mortgage agents..48
3.2.9. Additional requirements to issuers the core activity of which is mining operations 48
3.2.10. Additional requirements to issuers the core activity of which is communication services providing 49
3.3. The issuer's future activity plans 98
3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations 99
3.5. The issuer's subsidiary and affiliated economic companies 100
3.6. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets 121
3.6.1. Fixed assets (property, plant and equipment)..121

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity 122
4.1.1. Profit and losses 122
4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of goods, products, works, services and profit (losses) of the issuer from the core activity 122
4.2. The issuer's liquidity, adequacy of the issuer's capital and current assets 122
4.3. The size and the structure of the issuer's capital and current assets 122
4.3.1. The size and the structure of the issuer's capital and current assets.............122
4.3.2. The issuer's financial investments 122
4.3.3. The issuer's intangible assets 122
4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations 122
4.5. Analysis of the development trends in the issuer's core activity area 123

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies.....135
5.2. Information about the persons making up the structure of the issuer's management bodies 141
5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer 171
5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity 173
5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity 174
5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity.....184
5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers).....185
5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter (reserve) capital (share fund).....185

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants) 185
6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter (reserve) capital (share fund) or at least 20% of their common stock 185
6.3. Data on participation of the state or municipal formation in the issuer's Charter (reserve) capital (share fund), availability of special right ("golden share").........187
6.4. Data on limitations for participation in the issuer's Charter (reserve) capital (share fund) 188
6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock.....188
6.6. Data on related party transactions made by the issuer.....192
6.7. Data on the size of the accounts receivable 193

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement 194
7.2. The issuer's quarterly accounting statement for the last accomplished reporting quarter 194
7.3. The issuer's consolidated accounting statement for the last accomplished fiscal year 194
7.4. Data on the issuer's accounting policy 195
7.5. Data on total amount of export, and also on the share of export in the total volume

of sales 195
7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year 195
7.7. Data on the issuer's participation in legal processes in case, when such participation may materially affect the issuer's financial-economic activity...............195

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer 195
8.1.1. Data on the size, structure of the issuer's Charter (reserve) capital (share fund)..195
8.1.2. Data on the changes in the size of the issuer's Charter (reserve) capital (share fund) 196
8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer 197
8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body 197
8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter (reserve) capital (share fund) or at least 5% of the common stock 199
8.1.6. Data on revenue-intensive transactions made by the issuer 205
8.1.7. Data on the issuer's credit ratings 205
8.2. Data on each category (type) of the issuer's shares 209
8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares 213
8.3.1. Data on the issues, all the securities of which are paid off (cancelled) 213
8.3.2. Data on the issues, securities of which are in circulation 222
8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)..258
8.4. Data on entity (entities) provided guarantee for the issue bonds 258
8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds.......258
8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities 262
8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents 263
8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer 264
8.9. Data on declared (accrued) and paid dividends on the issuer's shares, and also on the incomes on the issuer's bonds 266
8.10. Other data 281
Supplement № 1 Code of Corporate Governance of OJSC "VolgaTelecom"......................282
Supplement № 2 OJSC "VolgaTelecom" internal document laying down the rules on preventing the insider dealings 301

Introduction

a) Full and abbreviated brand name of the issuer:
Full brand name of the issuer:
Open Joint Stock Company "VolgaTelecom"
Full brand name of the issuer in English:
Open Joint Stock Company "VolgaTelecom"
Abbreviated brand name of the issuer: ***OJSC "VolgaTelecom"***
Abbreviated brand name of the issuer in English:
OJSC "VolgaTelecom"

b) The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi

c) The issuer's contact telephone numbers and e-mail address:
Phone: *(831 2) 33 20 47; 34 30 55*
Fax: *(831 2) 30 67 68*
E-mail address: gd@vt.ru

d) The address of the web site in the Internet where the complete text of the issuer's quarterly report is published:
http://www.vt.ru/?id=312

e) Basic data on the issuer's circulating securities:

1. Type of securities: ***shares***

Category (kind): ***ordinary***

Number of placed securities: ***245 969 590***

Face value of one valuable paper: ***5 rubles***

Other information:

Method and period of placement:

Method of placement: ***distribution between the stockholders***

Period of placement (effective date, end date of the placement or the procedure of their determination):

From 15.10.1996 to 15.10.1996.

Method and period of placement:

Method of placement: ***conversion at reorganization***

Period of placement (effective date, end date of the placement or the procedure of their determination):

From 30.11.2002 to 30.11.2002

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of ordinary nominal paperless shares of state registration number 1 – 01 – 00137 – A of November 14, 2003.

2. Type of securities: ***shares***

Category (kind): ***preferred A type***

Number of placed securities: ***81 983 404***

Face value of one valuable paper: ***5 rubles***

Other information:

Method and period of placement:

Method of placement: ***distribution between the stockholders***

Period of placement (effective date, end date of the placement or the procedure of their determination):

From 15.10.1996 to 15.101996.

Method and period of placement:

Method of placement: ***conversion at reorganization***

Period of placement (effective date, end date of the placement or the procedure of their determination):

From 30.11.2002 to 30.11.2002

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of preferred nominal, paperless shares of state registration number 2 – 01 – 00137 – A of November 14, 2003.

3. Type of securities: ***bonds***

Series: ***BT - 1***
Number of placed securities: ***1 000 000***
Face value of one valuable paper: ***1 000 rubles***

Other information:
Method and period of placement:
Method of placement: ***public offering***
Period of placement (effective date, end date of the placement or the procedure of their determination): ***from 21.02.2003 to 21.02.2003***
The price of placement or the procedure of its determination: ***1 000 rubles.***
Terms and conditions of the security: ***The amount of security is 1 000 000 000 (One billion) rubles, and also the sum of all incomes on the Bonds paid by the Issuer.***
The guarantor is obliged to be responsible for the execution of the Issuer's liabilities to pay the sum of the face value of all issued bonds, the joint coupon yield determined in accordance with the conditions of decision on placement and prospectus of bonds issue, and also for public irrevocable liabilities (offers) of the issuer to repurchase its bonds, the conditions and the procedure of which are defined in item 9 of "Decision on the bonds issue" and item 56.13 of "Issue Prospectus".
Security kind: ***Guarantee***
The entity that provided the security:
Limited Liability Company "Financial group "Web-invest"

4. Type of securities: ***bonds***
Series: ***1 - C***
The quantity of placed securities: ***143 440***
The face value of one valuable paper: ***100 rubles***

5. Type of securities: ***bonds***
Series: ***2 - C***
The quantity of placed securities: ***6 218***
The face value of one valuable paper: ***3 000 rubles***

6. Type of securities: ***bonds***
Series: ***3 - C***
The quantity of placed securities: ***3 229***
The face value of one valuable paper: ***2 000 rubles***

7. Type of securities: ***bonds***
Series: ***4 - C***
The quantity of placed securities: ***5 967***
The face value of one valuable paper: ***2 500 rubles***

8. Type of securities: ***bonds***
Series: ***5 - C***
The quantity of placed securities: ***800***
The face value of one valuable paper: ***700 rubles***

9. Type of securities: ***bonds***
Series: ***6 - C***
The quantity of placed securities: ***1 499***
The face value of one valuable paper: ***1 400 rubles***

10. Type of securities: ***bonds***
Series: ***1 - Y***
The quantity of placed securities: ***18 246***
The face value of one valuable paper: ***100 rubles***

11. Type of securities: ***bonds***
Series: ***2 - Y***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

12. Type of securities: ***bonds***
Series: ***3 - Y***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

13. Type of securities: ***bonds***
Series: ***4 - Y***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

14. Type of securities: ***bonds***
Series: ***5 - Y***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

15. Type of securities: ***bonds***
Series: ***6 - Y***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

16. Type of securities: ***bonds***
Series: ***7 - Y***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

17. Type of securities: ***bonds***
Series: ***8 - Y***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

18. Type of securities: ***bonds***

Series: ***9 - У***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

19. Type of securities: ***bonds***
Series: ***10 - У***
The quantity of placed securities: ***500***
The face value of one valuable paper: ***2 000 rubles***

Other information:
Series: ***1-C -- 6-C; 1-У -- 10-У; 1-O -- 26-O***
Series 1-C -- 6-C - bonds of Saratov branch
Series 1-У -- 10-У - bonds of Ulyanovsk branch
Series 1-O -- 26-O - bonds of Orenburg branch

Method and period of placement:
Method of placement: ***conversion at reorganization***
Period of placement (effective date, end date of the placement or the procedure of their determination):
From 30.11.2002 to 30.11.2002
Terms and conditions of the security: ***no security***

In the reporting quarter the issuer placed the securities:

Basic data about securities placed in the reporting quarter:
1. Type of securities: ***bonds***
Series: ***BT - 2***
The quantity of placed securities: ***3 000 000***
The face value of one valuable paper: ***1 000 rubles***

Method and period of placement:
Method of placement: ***public offering***
Period of placement (effective date, end date of the placement or the procedure of their determination):
The date of the Bonds offering start is established by the Issuer's authorized body. Herewith the offering may not be started prior to the expiry of two weeks since the date of publishing the communication about the state registration of securities issue and about the procedure of access to the information contained in the Prospectus for securities.
The end date of the offering is the earlier of the following dates:
a) The 15-th (fifteenth) business day since the date of the Bonds offering start;
b) The date of offering of the last Bond of the issue.
Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue; from 06.12.2005 to 06.12.2005 – actual placement date.
The price of offering or the procedure of its determination: ***1 000 rubles***
The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales

transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

*ACY = Nom * C * ((T - T0)/ 365)/ 100%*

where:

ACY – accrued coupon yield, rubles;

Nom – the face value of one Bond, rubles;

C - the size of interest rate for the first coupon, per centum per annum;

T - the date of the Bonds' offering on which ACY is calculated;

T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

Terms of security: ***The obligation amounts to 3 000 000 000 (Three billion) rubles and also total coupon yield on 3 000 000 (Three million) Bonds.***

Limited Liability Company "Volga-Finance" (Company) takes upon itself the responsibility for the Issuer's performance of its obligations of payment to the Bonds holders of appropriate portion of the face value, coupon yield on the Bonds on the following terms and conditions: The ceiling amount of the Company's responsibility for the Issuer's Obligations is limited by the Ceiling Amount.

The Company's responsibility for the Issuer's Obligations is joint and several. The Company takes upon itself to perform for the Issuer the Issuer's Obligations in the part where the Issuer did not perform and/or performed not in full the Issuer's Obligations in the following cases:

- The Issuer did not pay or paid not in full the appropriate portion of the Bonds face value in the amount, procedure and period defined by the Issuing Documents to the Bonds holders;

- The Issuer did not pay or paid not in full the coupon yield on the Bonds in the amount and period defined by the Issuing Documents to the Bonds holders.

The Company takes upon itself in accordance with terms and conditions of the Offer to perform unliquidated by the Issuer the Issuer's Obligations in the Volume of Unliquidated Obligations and within the limits of Ceiling Amount. The Volume of Unliquidated Obligations is defined by the Company in accordance with Claims of Obligations Performance received from the Bonds holders; these claims should be executed in accordance with item 3.3. of the Offer.

(Item 12.2 "Decision on securities issue")

Terms and conditions of conversion: ***the securities being placed are not convertible.***

Other information:

Kind of security: ***Guarantee***

The entity that provided the security:

Limited Liability Company "Volga-Finance"

The bonds of BT-2 series were placed in full on 06.12.2005 at CJSC "Stock Exchange MICEX".

As of 31.12.2005 the report on the results of the issue of inconvertible interest bearing certified bearer bonds of BT-2 series was in the process of registration with Russia's FSFM.

Basic data about securities placed in the reporting quarter:

2. Type of securities: ***bonds***

Series: ***BT - 3***

The quantity of placed securities: ***2 300 000***

The face value of one valuable paper: ***1 000 rubles***

Method of placement: ***public offering***

Period of placement (effective date, end date of the placement or the procedure of their determination):

The date of the Bonds offering start is established by the Issuer's authorized body. Herewith the offering may not be started prior to the expiry of two weeks since the date of publishing the communication about the state registration of securities issue and about the procedure of access to the information contained in the Prospectus for securities.

The end date of the offering is the earlier of the following dates:

a) The 15-th (fifteenth) business day since the date of the Bonds offering start;

b) The date of offering of the last Bond of the issue.

Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue; from 06.12.2005 to 06.12.2005 – actual placement date.

The price of offering or the procedure of its determination: ***1 000 rubles***

The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

$$ACY = Nom * C * ((T - T0)/365)/100\%$$

where:

ACY – accrued coupon yield, rubles;

Nom – the face value of one Bond, rubles;

C - the size of interest rate for the first coupon, per centum per annum;

T - the date of the Bonds' offering on which ACY is calculated;

T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

Terms of security: ***The obligation amounts to 2 300 000 000 (Two billion three hundred million) rubles and also total coupon yield on 2 300 000 (Two million three hundred thousand) Bonds.***

Limited Liability Company "Volga-Finance" (Company) takes upon itself the responsibility for the Issuer's performance of its obligations of payment to the Bonds holders of appropriate portion of the face value, coupon yield on the Bonds on the following terms and conditions:

The ceiling amount of the Company's responsibility for the Issuer's Obligations is limited by the Ceiling Amount.

The Company's responsibility for the Issuer's Obligations is joint and several. The Company takes upon itself to perform for the Issuer the Issuer's Obligations in the part where the Issuer did not perform and/or performed not in full the Issuer's Obligations in the following cases:

- The Issuer did not pay or paid not in full the appropriate portion of the Bonds face value in the amount, procedure and period defined by the Issuing Documents to the Bonds holders;

- The Issuer did not pay or paid not in full the coupon yield on the Bonds in the amount and period defined by the Issuing Documents to the Bonds holders.

The Company takes upon itself in accordance with terms and conditions of the Offer to perform unliquidated by the Issuer the Issuer's Obligations in the Volume of Unliquidated Obligations and within the limits of Ceiling Amount. The Volume of Unliquidated Obligations is defined by the Company in accordance with Claims of Obligations Performance received from the Bonds holders; these claims should be executed in accordance with item 3.3. of the Offer.

(Item 12.2 "Decision on securities issue")

Terms and conditions of conversion: ***the securities being placed are not convertible.***

Other information:

Kind of security: ***Guarantee***

The entity that provided the security:

Limited Liability Company "Volga-Finance"

The bonds of BT-3 series were placed in full on 06.12.2005 at CJSC "Stock Exchange MICEX".

As of 31.12.2005 the report on the results of the issue of inconvertible interest bearing certified bearer bonds of BT-3 series was in the process of registration with Russia's FSFM.

The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the industry in which the issuer executes its core activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report.

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons who signed the quarterly report

1.1. Persons, forming the issuer's management bodies structure

1.1.1. The issuer's collegial management body: **the Board of directors**
Personal structure of the issuer's Board of directors:
Chairman: ***Belyaev Konstantin Vladimirovich***
Year of birth: ***1968***

Member of the Board of directors:
Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Bobin Maxim Victorovich
Year of birth: ***1975***
Bulancha Sergey Anatolievich
Year of birth: ***1959***
Grigorieva Alla Borisovna
Year of birth: ***1967***
Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Kulikov Denis Victorovich
Year of birth: ***1975***
Slizen Vitalyi Alexandrovich
Year of birth: ***1970***
Fedorov Oleg Romanovich
Year of birth: ***1968***
Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***

1.1.2. The issuer's collegial executive body: **Management board**
Personal structure of the issuer's Management board:
Chairman of the Management board: ***Omelchenko Sergey Valerievich***
Year of birth: ***1963***

Members of the Management board:
Astakhova Svetlana Leonidovna
Year of birth: ***1974***

Ganeeva Alla Albertovna
Year of birth: ***1951***
Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Kirillov Alexander Ivanovich
Year of birth: ***1956***
Kormilitsyna Lyudmila Alexeevna
Year of birth: ***1955***
Petrov Mikhail Victorovich
Year of birth: ***1973***
Pozdnyakov Denis Vyacheslavovich
Year of birth: ***1976***
Popkov Nikolai Ivanovich
Year of birth: ***1973***

1.1.3. The issuer's single executive body: **General Director**
The person who holds the post of the issuer's single executive body:

Omelchenko Sergey Valerievich
Year of birth: ***1963***

1.2 Data on the issuer's bank accounts

The data are provided in regard to at least 10 settlement and other accounts of the issuer that are considered by the issuer to be its GL accounts.

The list of accounts of OJSC "VolgaTelecom" General directorate

№	Account number	TIN	Bank	BIC	Corresponding account №	The bank's department where the account is established. Location.	Currency	Account category
	General directorate							
1	40702810142020002011	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	RUR	Expense
2	40702810442020001796	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	RUR	Receipts
3	40702810642020400003	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	RUR	Expense
4	40702978342020000276	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	EUR	Current, currency
5	40702978142020200276	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	EUR	Transit
6	40702840742020000276	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	USD	Current, currency
7	40702840800010369714	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod city, Semashko str., 12	USD	Current, currency

8	40702810200010369713	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod city, Semashko str., 12	RUR	Expense
9	40702840100010369715	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod city, Semashko str., 12	USD	Transit
10	40702810800000001352	7744001497	Joint stock bank of gas industry "GAZPROMBANK" (closed joint stock company), Branch of Joint Stock Bank "Gazprombank" (CJSC)	42202764	30101810700000000764	Branch of Joint Stock Bank "Gazprombank" (CJSC) in Nizhny Novgorod city, 603005, Piskunov str., 3/5	RUR	Expense
11	40702810500010002376	7728168971	Open Joint Stock Company "Alfa-Bank", OJSC "Alfa-Bank"	42202824	30101810200000000824	Nizhny Novgorod branch of OJSC "Alfa-Bank", 603005, Piskunov str., 45	RUR	Expense
12	40702840224000011872	7702070139	Branch of Bank of foreign trade (open joint stock company) "Vneshtorgbank" in Nizhny Novgorod city, Branch of OJSC Vneshtorgbank in Nizhny Novgorod city	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	USD	Current, currency
13	40702978824000011872	7702070139	Branch of Bank of foreign trade (open joint stock company) "Vneshtorgbank" in Nizhny Novgorod city, Branch of OJSC Vneshtorgbank in Nizhny Novgorod city	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	EUR	Current, currency
14	40702810924000011872	7702070139	Branch of Bank of foreign trade (open joint stock company) "Vneshtorgbank" in Nizhny Novgorod city, Branch of OJSC Vneshtorgbank in Nizhny Novgorod city	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	RUR	Receipts
15	40702810800000001038	7710301140	OJSC JSCB "Svyaz-Bank"	44525848	30101810900000000848	OJSC JSCB "Svyaz-Bank" 125375, Moscow, Tverskaya str., 7	RUR	Receipts - expense

1.3. Data on the issuer's auditor (auditors)

Full brand name:
Limited Liability Company "Ernst & Young"
Abbreviated brand name: ***LLC "Ernst & Young"***
Location: ***115035, Moscow, Sadovnicheskaya naberezhnaya, 77, building 1***
TIN: ***7717025097***
Phone: ***(095) 705-97-00*** Fax: ***(095) 755-97-01***
E-mail address: **moscow@ru.eyi.com**

Data on the auditor's license:
License number: ***E002138***
Date of issue: ***30.09.2002***
Validity term: ***Till 30.09.2007***
The body that issued the license: ***Russian Federation Ministry of Finance***
Fiscal year for which the auditor carried out independent check of bookkeeping and financial (accounting) statement of the issuer: ***2002, 2003, 2004.***

The factors that may affect the independence of the auditor from the issuer: ***There are no such factors***

The information on availability of material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):
Availability of the auditor's participation shares (the auditor's officials) in the issuer's charter capital: ***none.***
Provision of borrowings to the auditor (the auditor's officials) by the issuer: ***none.***
Availability of close business relations and also kindred relations: ***none.***
Data on the issuer's officials being simultaneously the auditor's officials: ***There are no such persons.***
The measures taken by the issuer and the auditor to reduce the influence of the said factors:
Due to the lack of factors that may affect the independence of the auditor from the issuer these measures were not taken. The basic measure being taken by the Issuer to prevent the occurrence of the said factors is the inclusion of provisions of independence of the auditor from the Issuer into terms and conditions of audit services contract.

The procedure of the issuer's auditor election:
Availability of tender procedure related to the auditor election:

Starting since 2006 fiscal year the procedure of the auditor election is regulated by "Provision on the procedure of holding tender of electing an auditor" for obligatory check of accounting bookkeeping and financial reporting of the Issuer. In 2004 and 2005 there was no such procedure.

The procedure of nominating the auditor's candidacy for the approval by the stockholders meeting:

The auditor's candidacy is preliminary approved by the issuer's Committee for Audit. Then, the auditor's candidacy is approved by the issuer's Board of directors and is included into the agenda of the annual general meeting of stockholders. The auditor is elected by voting at the annual general meeting of stockholders.

Information about the activities carried out by the auditor within special audit engagements:

The auditor carried out the activities under services contracts of audit of bookkeeping and accounting statement; of audit of correctness of preparation of IFRS reports; of audit of IFRS reports of affiliated companies; of audit of calculations of pension liabilities.

In regard to accounting and financial statement for year 2005 there will be conducted the procedures of audit:

- Of Russian accounting statement prepared in accordance with the requirements of RF legislation,

- Of the Issuer's consolidated financial statement prepared in accordance with the requirements of International Financial Reporting Standards.

The procedure of determination of the auditor's fee size: ***the size of the fee for the auditor's***

services is determined by the Company's Board of directors (in accordance with Federal Law "On joint stock companies", Article 65, item 10) and is included into the contract. The size of the fee is calculated on the basis of hourly rates of the adviser's employees depending on the employees' category and time spent by the employees to render these services.

Information about availability or lack of deferred and delayed payments for the services rendered by the auditor: ***There are no deferred and delayed payments for the services rendered by the auditor.***

1.4. Data on the issuer's appraiser

In regard to the appraiser (appraisers) being involved (involved) by the issuer to determine the market price of securities:

During the reporting quarter the issuer did not involve the appraiser

- to determine the market price of securities being placed and of placed securities in circulation;

- to determine the market price of fixed assets or real property assets, during the specified period the property cost was not reassessed.

Data on the appraiser involved in reassessment of fixed assets of the issuer for the last 5 accomplished fiscal years:

The reassessment of fixed assets in OJSC "VolgaTelecom" was carried out in 2000 by the independent appraiser LLC "Audit-Appraisal", Nizhny Novgorod city, acting on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod Oblast on June 18, 1999 for the period of 3 (three) years. At present the address, phone/fax number, e-mail address is unknown. The appraiser rendered the services of determining the market price of fixed assets.

1.5. Data on the issuer's advisers

Financial adviser that renders consulting services, related to securities issue, to the issuer on the basis of contract:
Full brand name: ***Closed Joint Stock Company "Investment company AVK"***
Abbreviated brand name: ***CJSC "IC AVK"***
The adviser's location: ***Russia, St.Petersburg, Pushkin town, Uritsky's pavilion, building 1***
The address of the web site in the Internet that is used by the financial adviser to disclose the information about the issuer: ***www.avk.ru***

The licenses of professional participant of securities market:

For brokerage activity
Number: ***178-03255-100000***
Date of issue: ***29.11.2000***
Validity term: ***without limitation of the validity term***
The body that issued the license: ***Russia's FCSM***

For dealer's activity
Number: ***178-03343-010000***
Date of issue: ***29.11.2000***
Validity term: ***without limitation of the validity term***
The body that issued the license: ***Russia's FCSM***

The services being rendered (rendered) by the adviser:

In accordance with consulting services contract concluded by and between OJSC "VolgaTelecom" and CJSC "IC AVK", the financial adviser renders the following services to the Issuer:

1) Preparation of documents required for state registration of bonds issue, including:

- ***Preparation of the texts of resolutions on OJSC "VolgaTelecom" bonds issue for registration with authorized registration body.***
- ***Preparation of the text of OJSC "VolgaTelecom" securities (bonds) prospectus for registration with authorized registration body.***
- ***Preparation of the texts of reports on the results of OJSC "VolgaTelecom' bonds issue for registration with authorized registration body.***

2. Counseling of OJSC "VolgaTelecom" on the issues related to the adoption by its authorized bodies of all the resolutions required for organization of bonds issues in accordance with Russian Federation legislation and disclosure by the Company of information relative to organization of bonds issues.

3. Counseling of OJSC "VolgaTelecom" on the issues of preparing a package of documents for registration of the resolutions on bonds issue, securities (bonds) prospectus and reports on the results of bonds issue.

4. Signature of OJSC "VolgaTelecom" securities prospectus;

5. Implementation of verification of disclosure by OJSC "VolgaTelecom" of information about adoption of resolution on placement and about the approval of resolution on bonds issue to comply with the requirements of federal laws and regulations of the authorized registration body;

6. Signature of the reports on the results of bonds issue.

Data on other advisers the disclosure of which, by the issuer's opinion, is essential for making the decision on acquisition of the issuer's securities:

During the reporting period the issuer did not involve such advisers.

1.6. Data on other persons signed this quarterly report

There are no other persons who signed this quarterly report.

II. Basic information on the issuer's financial-economic standing

2.1. Indicators of the issuer's financial-economic activity

In this reporting period the information is not provided.

2.2. The issuer's market capitalization

Information about the issuer's market capitalization for the last 5 accomplished fiscal years and as of the end date of the last accomplished reporting period:

Total market capitalization of OJSC "VolgaTelecom":

End date of fiscal year/end date of the last accomplished reporting period	Total capitalization, Rubles.
31.12.2001	2 263 658 617
31.12.2002	11 793 780 619
31.12.2003	21 272 337 030
31.12.2004	26 189 312 013
31.12.2005	36 680 057 384

The issuer's shares are allowed for circulation by three organizers of trading at securities market:

- Non-commercial partnership "Stock exchange "Russian trading system" (NCP RTS);

- Open Joint Stock Company "Stock exchange Russian trading system" (OJSC "RTS");

- Closed Joint Stock Company "Moscow Interbank Currency Exchange" (CJSC "SE MICEX").

NCP RTS - the organizer of trading is selected for calculation of market price of one share; the issuer's shares have been circulating there since December 1996.

Ordinary registered shares:

End date of fiscal year/end date of the last accomplished reporting period	03-52/пс Market price, Rubles.	Quantity of shares	Capitalization, Rubles.
31.12.2001	25,86796	87 508 200	2 263 658 617
31.12.2002	39,63324	245 969 590	9 748 571 793
31.12.2003	71,32496	245 969 590	17 543 771 168

Preferred registered shares:

End date of fiscal year/end date of the last accomplished reporting period	03-52/пс Market price, Rubles.	Quantity of shares	Capitalization, Rubles.
31.12.2001	--*	29 169 300	--*
31.12.2002	24,94662	81 983 404	2 045 208 826
31.12.2003	45,47952	81 983 404	3 728 565 862

* *The method of determining the issuer's market capitalization on the basis of calculation of market price of the issuer's preferred shares cannot be applied, as via the trade organizer – NCP RTS – there were no transactions with the issuer's preferred shares during 90 business days till the date of market price determination.*

Trade organizer - OJSC "RTS" is selected for calculation of market price of one share for years 2004-2005.

Ordinary registered shares:

End date of fiscal year/end date of the last accomplished reporting period	03-52/пс Market price, Rubles.	Quantity of shares	Capitalization, Rubles.
31.12.2004	86,33547	245 969 590	21 235 900 158
31.12.2005	114,96654	245 969 590	28 278 272 707

Preferred registered shares:

End date of fiscal year/end date of the last accomplished reporting period	03-52/пс Market price, Rubles.	Quantity of shares	Capitalization, Rubles.
31.12.2004	60,41969	81 983 404	4 953 411 855
31.12.2005	102,48153	81 983 404	8 401 784 677

Methods of determining the issuer's market capitalization:

Market capitalization is calculated as the product of shares quantity of the corresponding category (type) by market price of a share of this category (type). The market price is determined in accordance with "The procedure of calculation of market price of issuing securities and investment shares and investment funds allowed for circulation via trade organizers" approved by Russia's FCSM Regulation № 03-50/nc of 24.12.2003 (registered with Ministry of justice of Russian Federation on 23.01.2004, registration № 5480) and is disclosed by the organizer of trading at securities market.

Market price of issuing securities allowed for circulation via a trade organizer is calculated in the following way:

- In case if during a selling day on the date of calculation of market price of a security there were made ten and more transactions via the trade organizer, then the market price is

calculated as weighted average price (rate) of one security under the transactions made during the selling day via the trade organizer.

- In case if during a selling day of a security on the date of calculation of market price there were made less than ten transactions via the trade organizer (including the case when there were no transactions), then the market price is calculated as weighted average price (rate) of one security for the last ten transactions made during the last 90 selling days via the trade organizer.

- In case if during the last 90 selling days via the trade organizer there were made less than ten transactions on one security, then the market price is not calculated.

- In case if on the date of the trade organizer's determination of security's market price the market price is not calculated, then the latest in time market price calculated by the trade organizer and established during 90 selling days is recognized to be the market price.

- When calculating the market price the transactions are taken into account, these transactions were made on the basis of bids addressed to all the participants of tenders on securities included into quotation lists and also allowed for circulation via the trade organizer without passing though the procedure of listing provided that the total volume of made transactions on the security amounted to at least 300 000 rubles.

The market price of issuing securities, allowed for circulation via the trade organizer, when making securities purchase and sale transactions is calculated on the date of such transaction conclusion irrespective of the fact on what date the rights of ownership for the specified securities are transferred.

2.3. The issuer's liabilities

2.3.1. Accounts payable

In this reporting period the information is not provided.

2.3.2. The issuer's credit background

Credit agreements and loan contracts, the amount of principal debt under which is 5 and more percent of the issuer's assets book value as of 01.01.2006 and for the last 5 accomplished fiscal years:

Liability description	Creditor (debt holder) name	The amount of principal debt, thousand rubles/foreign currency	Term of credit (loan) / repayment date	Availability of days in arrears of obligation performance as related to principal debt amount repayment and/or fixed interest, overdue time period, days
2000				
In 2000 the specified credit contracts and (or) loans were not concluded				
2001				
In 2001 the specified credit contracts and (or) loans were not concluded				
2002				
In 2002 the specified credit contracts and (or) loans were not concluded				
2003				
Bonded loan of BT-1 series	Legal entities and natural persons	1 000 000 thousand rubles	21.02.06	none
2004				
Credit line	RF Savings bank	1 480 000 thousand rubles	09.06.09	none
2005				
Bonded loan of BT-2 series	Legal entities and natural persons	3 000 000 thousand rubles	30.11.10 (Offer 05.12.08)	none
Bonded loan of BT-3 series	Legal entities and natural persons	2 300 000 thousand rubles	30.11.10	none

Bonded loans of BT-2 and BT-3 series were in full placed on December 6, 2005 at CJSC "SE MICEX". On January 11, 2006 Russia's FSFM carried out state registration of the Reports on the results of the issue of inconvertible interest bearing certified bearer bonds of BT-2 and BT-3 series.

2.3.3. The issuer's liabilities from the guarantee provided to third parties

The information for the reporting period will be provided in the report for quarter 1 of year 2006.

2.3.4. The issuer's other liabilities

There are no Issuer's agreements, including time transactions, not shown in the accounting balance-sheet which may materially affect the Issuer's financial standing, its liquidity, sources of

finance and terms of their application, results of activity and expenses.

2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement

The data about subscription emissions under which the company obtained the resources in the reporting quarter:

On December 6, 2005 the Issuer placed the securities. As of the end date of the reporting quarter the Reports on the results of the issue of inconvertible interest bearing certified bearer bonds of BT-2 and BT-3 series were in the process of registration with Russia's FSFM.

The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement:

The purpose of the Bonds emission and the trends of usage of resources obtained from their placement – financing of investment programs of the Company and diversification of the Company's debt obligations.

The resources obtained from the bonded loan placement will be allocated for modernization and expansion of the network infrastructure, and also for business expansion and new communication services development.

The Issuer does not place the securities in order to finance a particular transaction (related transactions).

During the reporting quarter there were no resources from issuing securities placed by the Issuer earlier.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

2.5.1. Industry risks

The impact of potential deterioration of situation in the Issuer's industry on its activity and performance of liabilities on securities. The most important changes in the industry

The competition level in the telecom sector of the Volga Federal district economy is steadily growing.

The toughening of competition with alternative operators in all the branches of OJSC "VolgaTelecom" is observed in the sphere of new services and long-distance communication, despite the fact that the Company is still the leader in wire communication. The weakening of market positions of services in the area of fixed line telephone communication occurs because of the growth of cellular communication services market.

The Company's activity may be negatively affected by malfunctions of networks and systems. Any serious breakdown or failure of data transfer by the reasons which are out of the Company's control may negatively affect the Company's activity and its financial performances. OJSC "VolgaTelecom" is continuously improving its strategy to overcome the consequences of the events of such kind.

The risks related to the potential change of the cost of raw materials and services.

Liberalization of long-distance communication services will lead to the situation when the Company will act as an agent between long-distance communication carrier and a subscriber of local phone network. The Company will lose the revenues from providing backbone DLD and ILD traffic.

In accordance with new arrangements of interrelations between the carriers, the Company having lost the revenues from DLD and ILD will be receiving:

Revenues from providing intrazonal connection to subscribers;

Revenues from providing DLD and ILD phone connection from payphones;

Revenues from providing technical facilities (other revenues).

Revenues from long-distance communication carriers for transit of outgoing and incoming DLD traffic.

Revenues from long-distance communication carriers for transit of outgoing and incoming ILD traffic.

Revenues from intrazonal traffic transit.

Revenues from connection services (onetime payments).

Revenues from providing the property applied during connection for usage.

There are also risk related to the increase of the cost of equipment, electric power and other services (products) that are required for the Company's operation.

On the one hand it will result in the increase of products (services) prime cost and on the other hand when the issuer operates in high competitive environment it may result in the reduction of prices for rendered services which may considerably reduce the Company's profit.

Upon the whole the impact of industry risks on the Company's activity is assessed as minimal, as a result of consolidation OJSC "VolgaTelecom" has the opportunity to use unified infrastructure and technical facilities within the Volga Federal district. This allows for providing the widest range of communication services, and also for optimal developing of interregional communication networks in order to reduce the prime cost of services and to raise their profitability.

2.5.2. Country and regional risks

The risks related to political and economic situation in the country (countries) and in the region where the Issuer is registered as a taxpayer and/or carries out core activity provided that the Issuer's core activity in this country (region) brings 10 and more percent of income for the last accomplished reporting period preceding the end date of the last reporting quarter:

Government regulation of telecom industry brings in to the Company's activity risks and uncertainty common for all Mega-Regional Companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.

The economic situation in the regions and the relations with authorities of Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activity and its capacity to perform its liabilities.

In future, the reasons of the situation destabilization may be:

1) Interference of the government regulatory bodies into Mega-Regional Company's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.

2) Reduction by regional authorities of financing of programs of telephonization of their regions.

Russian market of telecom services is becoming extremely competitive. While the market of traditional wire communication services is upon the whole divided by regional operators and each of them in its region is an absolute monopolist for such services provision, the competition is toughening due to the increase in the share of new communication services and also due to the vigorous activity of the companies providing these services.

The major factors of political risks occurrence are:

- *Imperfection of legislative base governing economic relations;*
- *Insufficient efficiency of judicial system;*
- *Instability of authority of Russian Federation subjects.*

In the first place to regional political risk is referred the change of management in the Volga Federal district, the rise to power of opposition.

The other risk factors that may affect the Issuer's activity are:

- Short, by this time, period of operation of the consolidated company, as a result of which the Issuer may encounter the risks and difficulties that are not evident currently;

- Uncertainty in formation of tariffs established by the Ministry of Anti-monopoly Policy and their impact on the Company's operations;

- The change of current legislation in the sphere of accounting.

The worsening of political situation in the Volga Federal district may occur in case of essential changes in economic situation in Russia, including drastic changes of national currency rate that may result in the reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, growth of unemployment, slowdown of solvent demand of general public. Such course of events would result in the suspension of the Issuer's investment program implementation, the reduction of gain of communication services volume provided by the Issuer on the territory of the region and growth retardation income base. In this case the Issuer will perform its liabilities under the Bonds for account of operations income, and when necessary to borrow short-term loans of commercial banks for these purposes.

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the Issuer is registered as a taxpayer and/or carries out core activity:

The probability of occurrence of military conflicts, imposing of the state of emergency and strikes in the country and the region where the Issuer is registered as a taxpayer and carries out core activity is estimated as insufficient in order to consider these risks as circumstances capable to affect substantially the Issuer's activity. Such conclusion is confirmed by current level of Russian Federation credit rating, this rating being the investment one.

To minimize the risks of terrorist acts the Issuer took additional measures for security assurance at the enterprise.

The risks related to geographical features of the country (countries) and of the region where the Issuer is registered as a taxpayer and/or carries out core activity, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility, etc.:

The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are assessed as minimal.

Hypothetical actions of the Issuer in the event of negative impact of the change of situation in the country (countries) and the region on its activity:

In the event of negative impact of country and regional changes on the Issuer's activity, the Issuer is planning to put into effect the following general measures aimed to maintain the revenue performance of the Company:

- to optimize the expenses, including the measures to restrain the labor costs;

- to revise the program of investment expenditures;

- to take measures to raise the turnover of accounts receivable by toughening payment discipline with regard to borrowers.

Specific actions of the Issuer in the event of unfavorable change of situation in the region are confidential information designed for official use only.

In case of negative impact of the changes of the situation in the country and in the region on the Issuer's activity, the Issuer will perform its liabilities under the Bonds for account of operations income, and when necessary to borrow short-term loans of commercial banks for these purposes.

Upon the whole, in medium-term perspective the Issuer believes that the possibility of considerable negative impact of country and regional risks on its activity and performance of its

liabilities to be remote.

2.5.3. Financial risks

Description of the Issuer's exposure to risks related to the change of interest rates, foreign currency exchange rate, to the Issuer's activity relative to hedging applied by the Issuer to reduce unfavorable implications of the above-said risks effect:

Negative changes of monetary management in the country, of currency rate and the increase of interest rates under the funds raised by the Issuer, and also considerable growth of inflation rates may result in the growth of the Issuer's expenses, and hence, negatively affect the Issuer's financial performances. In addition, it is impossible to close out completely the changes in the structure and professional level of the Issuer's managers that may negatively affect the efficiency of adopted managerial decisions, including those connected with hedging applied by the Issuer to reduce unfavorable implications of the above-said risks effect.

Currency risks:

Essential changes of currency rates may increase the expenditures, reduce contingency reserve provisions and/or reduce the Issuer's capabilities of debt servicing.

During several years gradual drop of ruble / US dollar rate have been observed, however lately the rates of major world currencies to ruble are quite stable. The capability of the Government and Russia's Central Bank to maintain stable ruble rate will depend on many political and economic factors, among which are control of inflation level and build up of foreign currency reserves at sufficient level to maintain the ruble rate.

A separate part of the Issuer's expenses and liabilities is denominated in US dollars and Euro. Devaluation of ruble to US dollar and Euro may negatively affect the Issuer's efficiency (cost effectiveness, earning power ratio) due to the increase of expenses in terms of rubles.

Significant devaluation of ruble (by 50-100 % and more) is capable to complicate for the Issuer the performance of liabilities as in this case the growth of tariffs may not be sufficient to compensate for the drop of services volume in physical terms. In this connection the Issuer takes measures to reduce the portion of foreign currency obligations in the structure of credit portfolio.

On the other hand a number of tariffs for the services provided by the Issuer are also adjusted to US dollar rate (including the services of Internet access, IP-telephony, some of data transfer services) which to some extent reduces currency risks faced by the Issuer when carrying out its activity. As consequence, moderate devaluation of ruble to US dollar (to 20-25%) will not materially affect the Issuer's capabilities to perform its debt obligations.

That is why it is possible to state that the Issuer's exposure to risks related to the change of foreign currency exchange rate is minima, as the portion of the Issuer's obligations in foreign currency is insignificant. .

Hypothetical actions of the Issuer in the event of negative impact of the change of currency rate and of interest rate on the Issuer's activity:

In case of considerable devaluation of ruble the Issuer is planning to put into effect the following arrangements:
- to conduct tough policy aimed to the reduction of expenditures expressed in foreign currency, and also wherever possible to change terms and conditions of contracts with suppliers;
- to revise the investment program;
- to take measures to improve the turnover of current assets, in the first place for account of reduction of inventories, and also to revise existing contract relations with end-users to reduce overdue accounts receivable.

The impact of inflation on repayments under securities, critical, in the Issuer's opinion, inflation values, and also hypothetical actions of the Issuer to reduce the specified risk:

The inflation in Russia according to official figures in 2003 was 12%, in 2004 – 11,7%, and in 2005 – 10,9%. As per the data of Russia's Ministry of Economic Development in 2006 the inflation is expected to be at 8-9% level.

As regards the Issuer's activity financial performances, the impact of inflation factor is ambiguous. The reduction of inflation rates when the economic growth is constant will contribute to further increase in real income of the population and corporate sector and, as consequence will result in the growth of communication services consumption. On the contrary, the growth of the rates of price increases may result both in the reduction of communication services consumption, and in the growth of the Issuer's expenditures (e.g., for account of energy resources price advance), in the cost of borrowed funds and may become the reason of profitability index drop.

Therefore in case of substantial excess of actual inflation values over FR Government forecasts, and namely – if the inflation rates increase to 30-35% per year (critical values in the Issuer's opinion), the Issuer is planning to take measures limiting the expenditures growth, the reduction of accounts receivable and the reduction of its average period.

The above stated risks form the liquidity risk, i.e. the probability of incurring losses due to cash deficit at required time, and as consequence the Issuer's failure to perform its obligations. The occurrence of such risk event may result in fines, late payment interest, and damage to the Issuer's goodwill, etc.

The Issuer manages the liquidity risk by planning the cash flows, by the analysis of scheduled and actual cash flows for the entire "VolgaTelecom", and also for its regional branches. Occurring problems with absolute liquidity are resolved by raising credits and loans, and also by establishing the priorities of payments.

The Issuer is incurring deficit of own floating capital due to the growth of the Company's investment program. In 2003 - 2005 OJSC "VolgaTelecom" financed the deficit of floating capital for account of short-term loans with Russian banks and for account of issue of bonded loans at Russian market. In case of sharp reduction in liquidity at the markets of debt instruments and in RF banking system the Issuer's borrowing of short-tern contract loans with Russian banks to cover the deficit of floating capital may result in the growth of interest rates under the raised funds, and as consequence to considerable growth of the cost of debt obligations servicing. In addition, sharp reduction in liquidity of Russian markets may result in difficulties when obtaining the financing to cover the deficit of the Issuer's floating capital.

The indicators of the Issuer's financial reporting that are most exposed to the change as a result of impact of the specified financial risks (the risks, probability of their occurrence and the nature of changes in the reporting):

In the Issuer's opinion the basic financial indicators of the Issuer - profit and accounts payable – are most exposed to the impact of above listed risks. The effect of financial risks on the level of proceeds is minimal. The Issuer estimates the probability of occurrence of the above financial risks (sharp change of currency rates, inflation, and growth of interest rates) in the years to come as low. However, in case of these risks occurrence it is possible that the prime cost of rendered services would grow and the Company's profit would reduce which may be compensated by the tariffs increase and by reduction of amounts of borrowed funds.

2.5.4. Legal risks

The Issuer is equally exposed to legal risks as other organizations in Russian Federation.

In the first place, these are the changes of current legislation of Russian Federation that result in unpredictability of results when carrying out operational and investment activity of long-term nature.

Secondly, these are contradictions between the laws, decrees of the President of Russian Federation, the Government acts and directions of ministries, as well as between local, regional and federal legislation and statutory acts that often contain ambiguous interpretation of the same regulatory requirements.

In the third place, these are the delays in passing or lack of by-laws, ensuring the execution of this or that legislation, causing significant flaws in statutory-legal base. For example, Federal law "On communication" that became effective since January 1, 2004 contains great many of reference rules to by-laws that by now are not adopted in full.

The fourth, these are the risks related to the reform of governmental authorities and organs paralyzing the activity of the authorities.

Fifthly, this is poorly efficient warranties of getting protection in Russian court and of enforcement of legal judgments.

Risks related to the change of currency exchange regulation:

During the reporting period the risks related to the possibility of change of foreign currency law were considered by the Issuer as minimal. When carrying out its financial-economic activity the Issuer had the risks resulting from the need of compliance with the requirements of legislation when performing operations with foreign currency.

The risks related to the change of tax laws:

Russian tax legislation allows for diverse interpretations and is subject to frequent changes. Lately the course of events in Russian Federation testifies to the fact that taxation authorities may take up hard-line attitude when interpreting tax legislation. As consequence the taxation authorities may lay claims for those transactions and accounting methods for which earlier they did not lay any claims. As a result considerable additional taxes, late payment interest and fines may be charged. Tax inspections may cover three calendar years of activity directly preceding the year to be inspected. Under certain conditions earlier periods may be inspected.

In the management opinion as of December 31, 2005 the relevant provisions of legislation are interpreted by it upon the whole correctly and the probability of preserving the status in which the Company is from the point of view of complying with the requirements of tax legislation is high. The Company intends to protect its stance in these issues.

In February 2005 the taxation authorities laid substantial tax claims to one of the companies comprising OJSC "Svyazinvest" group; these claims being laid on the basis of the results of the inspection of that company's activity for 2002-2003.

The Company is not expecting similar claims to its address as the above said company did not agree with the laid tax claims; it filed the claim in order to controvert the decision of the taxation authorities and estimates the probability of the claim's settlement as high. In addition, the taxation authorities inspected the same periods in other companies of OJSC "Svyazinvest" group and the claims laid to them were insignificant.

Risks of change of customs regulations and customs duties:

The risks in the area of customs legislation did not have vital importance for the Issuer's activity. The major portion of the equipment is acquired by the Issuer under the contracts of leasing, so the risks of customs clearance and acceptance of the equipment delivered by foreign suppliers of the equipment are bourn by lessor.

The change of requirements for licensing core activity:

The major risks may arise in connection with the availability in Federal law "On communication" № 126-ФЗ of July 7, 2003 of the norms stipulating the right of Russian Federation Government to establish and annually specify the list of communication services introduced into licenses. However, as of the date of this report preparation the Issuer is not able to forecast the impact of these risks on its activity.

Changes of court practice on the matters related to the Issuer's activity:

Russian legal system is characterized by 1) inconsistencies between the laws, decrees of the President of Russian Federation and the Government, the orders, resolutions and other legislative acts of ministries and local administrations; 2) contradictory local, regional and federative decrees and regulations; 3) lack of legal and administrative guidance for interpretation of legislation; 4) relative lack of experience in legislation interpretation and 5) high degree of power of governmental authorities.

2.5.5. Risks related to the issuer's activity

The Issuer is a party in legal proceedings on the matters of current activity and in case of their unfavorable resolution the risks for the Issuer will be insignificant.

Risks related to potential liability of the Issuer for the debts of third parties, including of the Issuer's affiliated companies:

The risks of occurrence of the Issuer's potential liability for the debts of third parties, including of the Issuer's affiliated companies, are insignificant, as the Issuer observes the requirement of current legislation when exercising its rights and performing its obligations with regard to third parties, including affiliated companies of the Issuer.

Risks related to the lack of opportunity to extend the terms of Issuer's licenses for the execution of specific activity:

The risks related to the lack of opportunity to extend the terms of Issuer's licenses for the execution of specific activities are minimal. The validity term of the Issuer's licenses expires at different time, and namely during the period from 2006 to 2013. At present there no hindrances to extend the validity term of the Issuer's licenses for the execution of specific activity.

Risks related to current legal proceedings in which the issuer is a party:

RF Ministry of finances advanced the claim to the Company to recover the debt to RF Government under debt obligations of OJSC "Elektrosvyaz" of Ulyanovsk oblast, of OJSC "Martelcom", of OJSC "Svyazinform" of Penza oblast, of OJSC "Svyazinform" of the Republic of Mordoviya, of OJSC "Elektrosvyaz" of Orenburg oblast, of OJSC "Saratovelektrosvyaz", and of OJSC "UdmurtTelecom", OJSC "VolgaTelecom" being their assign, for the supplied equipment. The amount of the plaintiff's claims is 6 637 137,99 Euro. The trial of the case had been scheduled for 12.12.2005 and was postponed to 19.01.2006 due to the sending to Russian Federation Ministry of finances and Foreign Trade Bank of the letter to settle this dispute and to conclude amicable settlement in accordance with item 24 of Russian Federation Government Regulation № 107 of March 02, 2005 "On measures to realize Federal law "On federal budget for 2005" and clause 99 of RF Federal law № 173 –ФЗ of 23.12.2004 "On federal budget for 2005" on the basis of resolutions adopted by Russian Federation Ministry of finances by methods stipulated by Russian Federation legislation.

The risk of unfavorable judgment for other current proceedings is insignificant. In addition, the results of current disputes of the Issuer with third parties will not be able to affect the Issuer's core activity and its financial-economic standing as the volume of claims to the Issuer under current disputes in relation to its total turnover is insignificant.

Risks related to the lack of opportunity to extend the terms of issuer's licenses for the execution of specific activity or utilization of objects the availability of which in the turnover (natural resources including) is limited:

The Issuer does not have absolute guarantees that upon the expiry of the validity term the licenses will be extended and there will not be increase in liabilities and/or curtail of rights under terms and conditions of extended licenses which will be connected with the growth of expenses and perhaps with limitation in the zone of communication services provision. If the Issuer fails to extend current licenses or obtain renewed licenses on terms and conditions comparable with current terms and conditions, then it will have to reduce the volume of provided services which will result in the reduction of the number of subscribers.

At the same time the Issuer takes all necessary measures to meet completely the licenses' requirements, so the forecast regarding the extension of the validity term of the Issuer's licenses for execution of specific activities is positive, and the risks related to the lack of opportunity to extend the terms of Issuer's licenses are assessed as minimal.

Risks related to the possibility of losing consumers, whose share in the turnover is at least 10% from the total proceeds of sales of the Issuer's products (works and services):
There are no specified consumers.

III. Detailed information on the issuer

3.1. Background of establishment and development of the Issuer

3.1.1. Data on the brand name (name) of the Issuer

The Issuer's full and abbreviated brand names:
Открытое акционерное общество «ВолгаТелеком»
Open Joint Stock Company «VolgaTelecom»
ОАО «ВолгаТелеком»
OJSC «VolgaTelecom»

The Issuer carries out its activity under the trade mark (service mark):
The number of the certificate for registration of the trade mark (service mark): ***231259***
Date of issue: ***15.12.2002.***
The body that issued the certificate: ***Russian agency for patents and trade marks***
Term of validity: ***to 31.05.2012.***
OJSC "VolgaTelecom" is the possessor of right in relation to the following goods (services):
38 (telecommunications) – phone communication, telegraph communication, international long-distance communication, communication via the Internet, data transfer, communication channels for lease.
Color combination: blue, Eton blue, sky-blue and white.

Data on changes in the Issuer's name and form of incorporation during the time of the Issuer's existence:

1. Full brand name: ***State enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***SECI "Rossvyazinform"***
Form of incorporation: ***state enterprise of communication and informatics***
Introduced on: ***01.04.1991.***
The grounds for the name introduction: ***set up of the enterprise on the basis of the Order of the Ministry of communication***

2. Full brand name: ***Joint Stock Company of Open Type "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***JSCOT "Nizhegorodsvyazinform"***
Form of incorporation: ***Joint Stock Company of Open Type***
Introduced on: ***15.12.1993.***
The grounds for the name introduction: ***The name was introduced as a result of reorganization of state enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprise, voluntary affiliation of state enterprises into joint stock companies" and the regulation of Government of Russian Federation dated of December 22, 1992 № 1003 "On privatization of communication enterprises".***

3. Full brand name: ***Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***OJSC "Nizhegorodsvyazinform"***

Form of incorporation: *Open Joint Stock Company*
Introduced on: *12.08.1996.*
The grounds for the name introduction: ***The name was introduced to reconcile it with RF Civil Code and Federal law "On joint stock companies".***

4. Full brand name: ***Open Joint Stock Company "VolgaTelecom"***
Abbreviated brand name: ***OJSC "VolgaTelecom"***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***28.06.2002***
The grounds for the name introduction: ***The name was introduced in accordance with the resolution of general meeting of stockholders of 28.06.2002, minutes № 10.***

3.1.2. Data on the issuer's state registration

The Issuer's state registration number: ***448***
The Issuer's state registration date: ***15.12.1993***
The name of the state registration body: ***Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod***

Certificate of making an entry into Single state register of legal entities about the legal entity registered before July 1, 2002:

The Issuer's basic state registration number: ***1025203014781***
The Issuer's state registration date: ***01.08.2002***
The name of the state registration body:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod

3.1.3. Data on establishment and development of the issuer

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossvyazinform" there was registered joint stock company of open type (JSCOT) "Svyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsvyazinform". Thus, the issuer has been operating for 11 years and 6,5 months since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Belonging to the area of service production determines the Company's major objective, which consists of obtaining additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsvyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 thousand numbers per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsvyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsvyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP- telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsvyazinform" shares entered Russia's market of securities. In 1997 the Company issued ADRs of Level I, traded at present at the following trading sites:

The site's name	CUSIP (WKN)	ADR ticker	ISIN
USA OTC	928660109	VLGAY (VLGAY.PK)	-
Frankfurt stock exchange (FSE)	910415	NZH (NZHGy.F)	US9286601094
Berlin stock exchange (BerSE)	910415	NZH (NZHGy.BE)	US9286601094
Trading site of Germany (Xetra)	910415	NZH (NZHGy.DE)	US9286601094
Stuttgart stock exchange (SSE)	910415	NZH (NZHGy.SG)	US9286601094

Up to the second half of 2002 OJSC "Nizhegorodsvyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast, a natural monopolist in the area of providing the services of local, DLD & ILD communication. The Company ranked the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsvyazinform", by affiliating 10 enterprises of communication of the Volga region, there was established Open Joint Stock Company "VolgaTelecom" – communication enterprise of the Volga region.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary meetings of shareholders of the incorporated companies in autumn of year 2001.

In July 2002 the Board of directors of OJSC "VolgaTelecom" adopted the resolution on increasing the Company's charter capital. Additional issue of shares was placed within the limits of declared shares by converting the shares of incorporated communication operators of the Volga region into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Single state register of legal entities; their property, assets, personnel were transferred to appropriate regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company network covers the territory of 665 thousand square kilometers and provides communication services to over 21 million people.

OJSC "VolgaTelecom" has the licenses to provide the services of local, DLD & ILD phone communication, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

The Company is a large Internet provider, directly or via affiliated companies it provides the services of paging and mobile communication of various standards.

The Company's strategy is to provide quality telecom services to population, state-financed organizations and corporate customers on the territory of the Volga Federal district to maintain the leading positions at the market.

The objective of the Issuer's establishment: to obtain profit, to render quality telecom services to the end-users. The issuer was established for the uncertain term, i.e. the scheduled term of the Issuer's existence is not limited.

Mission: OJSC "VolgaTelecom" is inter-regional communication operator providing the entire range of telecom services within general concept of telecommunications development in Russia on the basis of innovative and technological lead in the Volga Federal district.

3.1.4. Contact information

The Issuer's location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

The Issuer's mail address: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Location of the Issuer's permanent executive body:

Dom Svyazi, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000

Phone number: *(8312) 33 20 47*

Fax number: *(8312) 30 67 68*

E-mail address: *gd@vt.ru*

The address of the web-site in the Internet where the information on the Issuer and securities issued by it is available: **http://www.vt.ru**

Location of the Issuer's special department for shareholders and investors relations:

Department of securities

Dom Svyazi, M.Gorky square, Nizhny Novgorod

Phone number: *(8312) 30 06 68, 34 38 54*

Fax number: *(8312) 34 38 54*

E-mail address: *d.sokolov@vt.ru*

3.1.5. Taxpayer Identification Number (TIN)

Taxpayer Identification Number:

5260901817

3.1.6. The issuer's branches and representation offices

Name: ***Kirov branch***

No changes.

Name: ***Nizhny Novgorod branch***

No changes.

Name: ***Orenburg branch***

No changes.

Name: ***Penza branch***

No changes.

Name: ***Samara branch***

No changes.

Name: ***Saratov branch***

No changes.

Name: ***Ulyanovsk branch***

No changes.

Name: ***branch in the Republic of Maryi El***

No changes.

Name: ***branch in the Republic of Mordoviya***

No changes.

Name: ***branch in the Republic of Udmurtiya***

No changes.

Name: ***branch in the Republic of Chuvashiya***

No changes.

3.2. The issuer's core economic activity

3.2.1. The issuer's industry membership

64.20 - Activity in communication area

The codes of main industry's trends of the Issuer's activity in accordance with OKVED:

Activity codes by OKVED	The name of the activity in accordance with OKVED code
64.20.11	Activity in telephone communication area
64.20.12	Activity in the area of recording communication
64.20.21	Activity in the area of transmission (broadcasting) and distribution of TV programs
64.20.22	Activity in the area of transmission (broadcasting) and distribution of radio programs
64.20.3	Other activity in communication area

3.2.2. The issuer's core economic activity

In this reporting period the information is not provided.

3.2.3. Major types of products (works, services)

Types of products (works and services) that ensured at least 10 percent of the Issuer's sales volume (proceeds) for the reporting period:

The services ensuring at least 10 percent of the Issuer's proceeds are:
- Provision of DLD (in Russia's cities and towns) and ILD phone communication services;
- Provision of local phone communication services.

In this reporting period the information is not provided.

3.2.4. The issuer's raw products (materials) and suppliers.

The Issuer's suppliers, their share being at least 10 percent of all supplies of the materials:

12 months of year 2005.

Full brand name	Share, %
CJSC "Samara's cable company" (Russia)	21,6
OJSC "Plant "Saranskcable" (Russia)	12,4
OJSC "Farial-cable" (Russia)	12,3

Information about the share of import in the supplies of commodity stocks and supplies for 12 months of 2005:

The share of import is equal to zero.

Forecasts in relation to the availability of above listed sources of commodity stocks and supplies

The forecasts in relation to the availability of above listed sources of commodity stocks and supplies are estimated as favorable. Basic suppliers of commodity stocks and supplies are reliable and long-term partners of the Issuer; their production activity is to a considerable extent oriented to OJSC "VolgaTelecom". Thus, the difficulties in availability of the sources of commodity stocks and supplies are not expected.

3.2.5. The issuer's products (works, services) sales markets.

Major markets where the Issuer carries out its activity:

OJSC "VolgaTelecom" services are sold on the entire territory of the Volga Federal district of Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

The major markets of OJSC "VolgaTelecom" are the following:

1. *Local and intrazonal telephone communication market.*
2. *Market of new communication services (Internet and data transfer, ISDN, xDSL, IP-telephony, intelligent network and other data transfer services).*
3. *Wireless and cellular communication market.*
4. *Other services (wire sound broadcasting, recording communication, radio broadcasting, television, satellite communication).*

The major consumer groups of communication services rendered by OJSC "VolgaTelecom" are the following:

- *General public*
- *Self-financing organizations (large, medium and small)*
- *State-financed organizations*

Among negative factors that may affect the sales of OJSC "VolgaTelecom" products it is necessary to single out the following ones:

- *fast growth of penetration level of cellular communication;*
- *toughening of competition among Internet providers;*
- *expected toughening of competition in the area of new technologies and services with due account for high level of potential competition;*
- *change of legislation in communication area.*

The Issuer's actions in case of negative factors occurrence:

The Company's management conducts regular monitoring and control of change of the group of the most important indicators characterizing the efficiency of the Company's activity in the area of economical, financial, technical and marketing policies for the purposes of forecasting and operational response to the occurrence and/or increase in the effect of various negative factors. Strategic and medium-term plans of the Company's development are worked out in the frame of pessimistic course of events which ensures for the Company's activity additional safety factor in case of crisis situations development. Every year based on the results of the operation for the accomplished year and the analysis of the Company's activity conditions change the forecasts of economical development and marketing strategy are adjusted.

3.2.6. Data on the issuer's licenses.

The data on OJSC "VolgaTelecom" licenses are provided in item 3.2.10 setting additional requirements to the issuers whose core activity is communication services provision.

№№	LICENSE NAME	LICENSE NUMBER, DATE OF ISSUE AND VALIDY TERM	THE NAME OF THE BODY THAT ISSUED THE LICENSE
1.	Provision of local and intrazonal telephone communication services	№ 23245 of 04.10.2002 (till 04.10.2012);	License of RF Ministry on communication and informatization
2.	Provision of local, DLD and ILD telephone communication services (by using the network of call offices, payphone network)	№ 24345 of 28.11.2002 (till 28.11.2007);	License of RF Ministry on communication and informatization
3.	To let communication channels on lease	№ 23246 of 12.09.2002 (till 12.09.2007);	License of RF Ministry on communication and informatization
4.	Provision of telematic services	№ 23240 of 01.08.2002 (till 01.08.2007);	License of RF Ministry on communication and informatization
5.	Provision of telegraph communication services	№ 23243 of 14.11.2002 (till 14.11.2007);	License of RF Ministry on communication and informatization
6.	Provision of data transfer services	№ 23241 of 01.08.2002 (till 01.08.2007);	License of RF Ministry on communication and informatization
7.	Provision of services of broadcasting sound programs over wire broadcasting network	№ 23721 of 12.09.2002 (till 12.09.2007);	License of RF Ministry on communication and informatization
8.	Provision of cellular radio telephone communication services in the frequency range: NMT-450 MHz (Samara oblast) GSM- 900/1800 MHz (the Republic of Maryi El) IMT-MC 450 (Samara oblast)	 № 23242 of 14.11.2002 (till 01.02.2006); № 23244 of 28.11.2002 (till 17.03.2010); № 27602 of 18.08.2003 (till 18.08.2013);	License of RF Ministry on communication and informatization
9.	Provision of mobile radio telephone communication services	№ 36742 of 28.11.2005 (till 28.11.2008);	License of Federal Service of supervision in communication area

12	Provision of services of broadcasting TV programs over cable TV network	№ 20830 of 31.10.2002 (till 18.01.2007) Saratov oblast; № 26974 of 23.05.2003 (till 23.05.2006) Nizhny Novgorod oblast; № 27620 of 18.08.2003 (till 18.08.2006) Samara oblast; № 30356 of 30.12.2003 (till 31.12.2006; (Kirov oblast) № 25379 of 14.03.2003 (till 14.03.2006) Orenburg oblast № 32182 of 27.06.2005 (till 27.06.2010) The Republic of Maryi El (Yoshkar-Ola town, Sernur town) № 32183 of 08.06.2005 (till 08.06.2010) Cheboksary town. № 31760 of 26.05.2005 (till 26.05.2010) The Republic of Maryi El, Kozmodemiyansk town, settlement Medvedevo	License of RF Ministry on communication and informatization License of Federal Service of supervision in communication area License of Federal Service of supervision in communication area License of Federal Service of supervision in communication area
13.	Provision of services of on-air broadcasting of sound programs	№ 17571 of 31.10.2002 (till 15.03.2006) Nizhny Novgorod oblast; № 19983 of 31.10.2002 (till 08.11.2006) settlements in Samara oblast № 31759 of 26.05.2005 (till 11.05.2010) Vayatskie Polayany, Kirov oblast	License of RF Ministry on communication and informatization License of Federal Service of supervision in communication area
14	Communication services for the purposes of on-air broadcasting	№ 31291 of 24.03.2005 till 05.04.2008 settlements of Kirov oblast	License of Federal Service of supervision in communication area
15	Communication services for the purposes of on-air broadcasting (DVB-T standard)	№ 37341 of 12.12.2005 till 12.12.2010 the Republic of Mordoviya	License of Federal Service of supervision in communication area
16	Communication services for the purposes of on-air broadcasting	№ 31263 of 05.04.2005 till 05.04.2010 Settlement Novo-Smolino of Nizhny Novgorod oblast.	License of Federal Service of supervision in communication area
17.	Communication services for the purposes of on-air broadcasting	№ 31262 of 01.08.2005 till 05.04.2010 settlements in the Republic of Maryi El	License of Federal Service of supervision in communication area
	Communication services for the purposes of on-air broadcasting	№ 32184 of 19.05.2005 till 19.05.2008 settlements in the Republic of Mordoviya	License of Federal Service of supervision in communication area

18	Communication services for the purposes of on-air broadcasting	№ 33078 of 15.07.2005 till 15.07.2010 Kilenary in the Republic of Maryi El	License of Federal Service of supervision in communication area
19	Provision of services of on-air broadcasting of TV programs	№ 23264 of 31.10.2002 (till 20.05.2007) Saransk town of the Republic of Mordoviya; № 25357 of 14.03.2003 (till 14.03.2006) settlements in Samara oblast; № 36191 of 31.10.2005 (till 31.10.2010) settlements of Orenburg oblast; № 36164 of 31.10.2005 (till 31.10.2010) settlements in Orenburg oblast	License of RF Ministry on communication and informatization License of Federal Service of supervision in communication area License of Federal Service of supervision in communication area
20.	Provision of mobile radio communication services	№ 26275 of 23.05.2003 (till 23.05.2006);	License of RF Ministry on communication and informatization
21	Mobile radio communication services in public communications network	№ 33679 of 28.07.2005 (till 28.07.2008) the Republic of Maryi El.	License of RF Ministry on communication and informatization
22	For repair of measuring equipment	№ 000383-P of 21.01.2005 (till 21.01.2010)	Federal agency for technical regulation and metrology
23	For carrying out medical activity	№ Г 793689 M 147 of 03.04.2003 (till 03.04.2008); № 1421-П of 27.12.2002 (till 27.12.2007);	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtiya Republic
24	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state standard	ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (till 09.01.2008); ГС-4-52-02-22-0-5260901817-001771-1 of 03.10.2002 (till 03.10.2007); Д 324172 of 14.06.2002 (till 14.06.2007); ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (till 19.09.2007)	RF state committee on construction and housing and municipal complex;
25	Activity for fire prevention and extinguishing	№ 1/01031 of 21.05.2003 (till 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
26	For the right of use of subsurface resources	ИЖВ № 00700 till 29.01.2021	Ministry of natural resources and environment protection

27	Subsurface water production for domestic and production needs and for sprinkling of the territory of the inventories depot of Saratov branch of OJSC "VolgaTelecom"	СРТ № 00864 till 10.04.2020	Main department of natural resources and environment protection of Russia's Ministry of natural resources for Saratov oblast
28	The right of use of subsurface resources to produce subsurface water by OJSC "VolgaTelecom"	СМР №00968 till 21.06.2027	Main department of natural resources and environment protection of Russia's Ministry of natural resources for Samara oblast.
29	Commercial fisheries as related to fish output	ПРБ № 000345 till 17.02.2006	State Committee on Fisheries.
30	For carrying out the activity of hazardous waste handling	М04/0011/Л of 31.05.2004 (till 31.05.2009)	Russian Federation Ministry of natural resources
31	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security of buildings and constructions	№ 2/01817 of 21.05.2003 (till 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
32	Carrying out surveying and mapping activities: 1. Geodesical works during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; 2. Topographic survey of general purpose and its control at 1:500- 1:10000 scale Topographic survey of ground and underground constructions at 1:500-1:5000 scale	ВВГ-00312 of 23.12.2002 (till 23.12.2007); ВВГ-00313к of 23.12.2002 (till 23.12.2007);	Federal service of surveying and mapping of Russia Upper – Volga territorial zone
33.	Retail sale of alcoholic products	№ Д 054086 1692 of 27.12.2002 (till 26.12.2005); № 05679-42 of 21.02.2003 (till 21.02.2006);	Ministry of trade and household services of Udmurtiya Republic Penza's oblast licensing committee
34.	Activities and provision of services in the area of protecting state secrets	№ 111 of 11.12.2002 till 11.12.06 № 154 of 29.01.2003 till 29.01.08. № 524 of 09.12.2002 till 9.12.07. № 194 of 17.06.2003 till 17.06.08. № 266 of 21.08.2003 till 21.08.06.	Territorial departments of Federal Security Service

35	Technical servicing of ciphering equipment	№ Б 325753 of 10.11.2005 (till 10.11.2010)	Department of Federal Security Service of Nizhny Novgorod oblast
36	Provision of services in the area of information encryption	Б 325754 of 10.11.2005 (till 10.11.2010)	Department of Federal Security Service of Nizhny Novgorod oblast
37	Distribution of encryption (ciphering) equipment	Б 325752 of 10.11.2005 (till 10.11.2010).	Department of Federal Security Service of Nizhny Novgorod oblast
38	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	ЛФ/07-615-52 of 31.03.1999 (till 30.03.2004) On 29.07.2005 the documents were filed to extend the license	Federal Agency for Security of Communication and Information
39	Educational activity	№ 43/ДО-5/53-0 of 24.04.2001 (till 24.04.2006);	Committee on licensing, attestation and state accreditation in the area of education with the Government of Udmurtiya Republic Department of education of Kirov's oblast
40	Transportation of passengers by automobile transport	№ АСС 52 000640 of 15.10.2002 (till 14.10.2007);	Licensing chamber
41	Transportation of passengers by truck transport	№ ГСС 52 000639 of 15.10.2002 (till 14.10.2007);	Licensing chamber

42	Works with the use of data making up state secret	№ 265 of 21.08.2003 till 21.08.2006. № 523 of 09.12.2002 till 09.12.07. № 523/1 of 19.12.2002 till 09.12.07. № 523/2 of 19.12.2002 till 09.12.07. № 523/3 of 19.12.2002 till 09.12.07. № 523/4 of 19.12.2002 till 09.12.07. № 523/5 of 19.12.2002 till 09.12.07. № 126 of 09.04.2003 till 10.04.08. № 126/1 of 09.04.2003 till 10.04.08. №126/2 of 09.04.2003 till 10.04.08. №277/1 of 11.07.2003 till 11.07.06. №277 of 11.07.2003 till 11.07.06. № 193 of 17.06.2003 till 17.06.08. № 152 of 17.03.2003 till 17.03.08. №152/1 of 17.03.2003 till 17.03.08. № 153 of 29.01.2003 till 29.01.08. № 153/4 of 29.01.2003 till 29.01.08. № 153/3 of 29.01.2003 till 29.01.08. № 153/2 of 29.01.2003 till 29.01.08. № 153/1 of 29.01.2003 till 29.01.08. ЛЗ/180 of 09.12.2002 till 09.12.06. № 110 of 11.12.2002 till 11.12.06. № 110/1 of 11.12.2002 till 11.12.06. № 406 of 17.02.2003 till 17.02.06.	Territorial departments of Federal Security Service
	For radio broadcasting:		
43	Mass medium "Volna"	Series PB № 7557 of 13.08.2003 (till 13.08.2008);	RF Ministry on press, TV and radio broadcasting, and mass media

44	Mass medium "Volna"	Series PB № 7667 of 24.09.2003 (till 24.09.2008);	RF Ministry on press, TV and radio broadcasting, and mass media
45	Mass medium "Volna"	Series PB № 7416 of 26.06.2003 (till 04.07.2008);	RF Ministry on press, TV and radio broadcasting, and mass media
46	Mass medium "Pulse of Nizhny"	Series PB № 7218 of 24.04.2003; (till 12.11.2006)	RF Ministry on press, TV and radio broadcasting, and mass media
47	Mass medium "Retro-Aliyans"	Series PB № 8750 of 18.02.2005 (till 16.02.2006);	RF Ministry on press, TV and radio broadcasting, and mass media
48	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8567 of 24.11.2004 (till 05.07.2009);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
49	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8567 of 24.11.2004 (till 05.07.2009);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
49	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8565 of 24.11.2004 (till 04.03.2009);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
50	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8566 of 24.11.2004 (till 04.03.2009);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
51	Mass medium "MIR"	Series PB № 7219 of 24.04.2003 (till 25.01.2006);	RF Ministry on press, TV and radio broadcasting, and mass media
52	Mass medium "Radio "Russian lad"	Series PB № 7980 of 18.12.2003 (till 18.12.2008);	RF Ministry on press, TV and radio broadcasting, and mass media
53	Mass medium "Radio "Russian lad"	Series PB № 8552 of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage

54	Mass medium "Radio "Russian lad"	Series PB № 8553 of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
55	Mass medium "Radio "Russian lad"	Series PB № 8554 of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
56	Mass medium "Radio "Russian lad"	Series PB № 8555 of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
57	Mass medium "Troika"	Series TB № 8029 of 12.01.2004 (till 15.11.2009)	RF Ministry on press, TV and radio broadcasting, and mass media
58	Mass medium "Radio "Russian lad"	Series PB № 8820 of 06.04.2005 (till 06.04.2010)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
59	Mass medium "TV-2000"	Series TB № 9454 of 02.11.2005 (till 01.11.2010)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
60	Mass medium "Volna"	Series PB № 7651 of 23.09.2003 (till 03.07.2005) The application was sent to extend the license validity term.	RF Ministry on press, TV and radio broadcasting, and mass media

Forecast as regards the probability of licenses extension.

Subject to compliance with necessary requirements and terms and conditions in the course of services provision the validity term of most of the licenses will be extended. The terms and conditions, and the possibility of licenses validity terms extension are connected with the licensee's operation without gross violations which is found out by regular checks of Gossvyaznadzor bodies. The Issuer estimates the possibility of basic licenses extension as quite high. The dates of the Issuer's obligations to create the subscribers' base were kept in accordance with the licenses terms and conditions.

1. For the licenses for communication services.

Upon the validity term expiry the licenses may be extended if all items of the license terms and conditions are observed, which is confirmed by the verification report of the territorial department of Rossvyaznadzor, by the extension of the validity term of permissions for radio frequencies authorization (if used), and if the appropriate application is filed to the licensor's address –

Federal Agency for supervisory control in the area of communication. Due to the fact that the Law "On communication" in a new wording became effective, in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting (MTVRB).

The Issuer's forecast as regards the probability of license extension: *positive*

2. (for items 37-54 of the Table provided in this item) Licenses for broadcasting are extended on the basis of the verification report of DSSCI (department of state supervision over communication and informatization) confirming the compliance with the license terms and conditions and if the authorization documents on the possibility of radio frequency resource usage are available. The licenses are extended by Russian Federation Ministry of culture and mass communication.

The Issuer's forecast as regards the probability of license extension: *positive*

3. Licenses for the activity listed in items 17 – 28 of the Table provided in this item are extended subject to timely submittal of documents package, as established by the law, to the licensor's address.
With the adoption of RF Government regulation on the approval of the list of services subject to licensing, the application was sent to cancel license № 11917.

The Issuer's forecast as regards the probability of license extension: *positive*

3.2.7. The issuer's joint activity.

Information about joint activity that the issuer is carrying out with other organizations:
For the reporting quarter the Issuer did not carry out joint activity with other organizations.

3.2.8. Additional requirements to the issuers being joint stock investment funds, insurance undertakings or credit institutions, mortgage agents.

3.2.8.1. For joint stock investment funds.
The Issuer is not a joint stock investment fund.

3.2.8.2. For insurance undertakings.
The Issuer is not an insurance undertaking.

3.2.8.3. For credit institutions.
The Issuer is not a credit institution.

3.2.8.4. For mortgage agents.
The Issuer is not a mortgage agent.

3.2.9. Additional requirements to the issuers the core activity of which is mining operations

The Issuer does not mine mineral resources.
There are no affiliated (subsidiary) companies of the Issuer that are engaged in mining operations.

3.2.10. Additional requirements to the issuers the core activity of which is communication services providing

a) Licenses for communication services provision

Basic terms and conditions of licenses

1) Terms and conditions of carrying out the activity in accordance with license № 23245.

Types of communication services and types of networks permitted for utilization:
By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intrazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The licensee when rendering local phone communication services must provide a subscriber with the access to telematic services and to the services of intrazonal, DLD & ILD telephone communication, and also to data transfer communication services, excluding the services of data transfer for the purposes of voice information transmission.

DLD & ILD telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with operators of long distance and international communication of public communication network of Russian Federation.

The licensee when rendering intrazonal phone communication services must provide a subscriber with the access to telematic services and to data transfer communication services, excluding the services of data transfer for the purposes of voice information transmission.

Provision of local and intrazonal communication services, as per this license, by using microwave radio systems, is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state radio frequency service with Russian Federation Ministry for communication and informatization.

The license validity term: *till 04.10.2012*

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base:
In accordance with item 22 of the license terms and conditions the operator is obliged to provide inquiry services to the subscribers on the licensed territory. When a subscriber is allocated the directory number it is automatically registered in the subscribers' database.
In accordance with the Law "On communication" the data about the subscribers for providing inquiry services, including for preparation and distribution of information, are provided only with the subscriber's consent and in cases stipulated by RF federal laws.

The dates of performance of the specified obligations: ***there are no requirements to the dates of database creation. From the start of services provision of granting access to PSTN the data about the subscriber are shown in public database of subscribers of the operator.***

The level of the Issuer's performance of the specified obligations: ***in accordance with scheduled check of supervisory bodies the license's terms and conditions are currently observed.***

Factors that may negatively affect the Issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

2) Terms and conditions of carrying out the activity in accordance with license № 24345.

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, DLD & ILD telephone communication of public communication network at the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of call offices and payphone network being created by the licensee.

The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

The licensee has the right to use communication channels and physical circuits of communication network of other operators on compensation basis in accordance with the Civil Code.

The license validity term: ***till 28.11.2007***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.
The level of the Issuer's performance of the specified obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the Issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

3) Terms and conditions of carrying out the activity in accordance with license № 23241

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of Russian Federation subjects:

the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Data transfer services are provided by using the licensee's data transfer network.

The licensee has the right to connect the data transfer equipment to public telephone communication network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of public communication network.

The licensee's data transfer equipment connection to public communication telephone network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

The license validity term: ***till 01.08.2007***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.
The dates of performance of the specified obligations: ***none.***
The level of the Issuer's performance of the specified obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

4) Terms and conditions of carrying out the activity in accordance with license

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of audio programs broadcasting over the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The licensee's network is designed for broadcasting of audio programs of All-Russia and state regional companies.

Broadcasting of other programs is possible with the availability of license for TV-radio broadcasting and appropriate contract with licensee-broadcaster.

The license validity term: ***till 12.09.2007***
Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no such obligations.***

The dates of performance of the specified obligations: ***There are no specified obligations***
The level of the Issuer's performance of the specified obligations: ***There are no specified obligations.***
Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

5) Terms and conditions of carrying out the activity in accordance with license № 23244

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of public communication network by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Maryi El.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal

Communication Network-900 (PCN-900);

PCN-900, being created by the licensee, is connected to Russian Federation public communication network at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

The license validity term: *till 17.03.2010*

Terms and conditions, and the possibility of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base:

The subscribers' database is created since the time of cellular communication services provision contract conclusion as the subscribers gets the access to the service after its registration in the network's base.

The dates of performance of the specified obligations: ***It is created simultaneously since the time of contracts conclusion with the subscriber.***

The level of the Issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were found out as regards the compliance with the license requirements.***

Factors that may negatively affect the Issuer's performance of its obligations under this license:

occurrence of circumstances of insuperable force (force-majeure).

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

6) Terms and conditions of carrying out the activity in accordance with license № 36742

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of public communication network on the territory of cities and towns: Penza, Kamenka of Penza oblast; Saratov, Balashov of Saratov oblast; Kirov of Kirov oblast.

The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

The licensee when providing communication services is obliged to observe the rules of communication networks connection and of their interaction as approved by RF Government when connecting mobile radio telephone communication network of the licensee to public communication network, when connecting other communication networks to mobile radio telephone communication network of the licensee, when keeping the record of traffic and its transit in mobile radio telephone communication network of the licensee and when keeping the record of traffic and its transit from communication networks of other operators.

The license validity term: *till 28.11.2008.*

Terms and conditions, and the possibility of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***

The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the Issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were found out as regards the compliance with the license requirements.***
Factors that may negatively affect the Issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

7) Terms and conditions of carrying out the activity in accordance with license № 23246

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide to users and subscribers technical capability of information transmission over channels and communication paths in analog and digital transmission systems of cable, overhead, microwave, satellite communication lines for transmission of communication signal within the boarders of one RF subject on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of Russian Federation Ministry for communication and informatization (Russian Federation Ministry of communication, Russian Federation State committee for communication and informatization, Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and trunk lines of local telephone networks only within the limits of the territory of corresponding geographical zones of ABC ab numbering.

The license validity term: ***till 12.09.2007.***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***
The level of the Issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were found out as regards the compliance with the license requirements.***
Factors that may negatively affect the Issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

8) Terms and conditions of carrying out the activity in accordance with license № 23243

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of

telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph facilities of switching and transmission belonging to the licensee should ensure the capability of complete satisfaction of the needs for telegraph communication services on the licensed territory.

The license validity term: *till 14.11.2007.*

Terms and conditions, and the possibility of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base:

There are no specified obligations.

The dates of performance of the specified obligations: ***There are no specified obligations.***

The level of the Issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

9) Terms and conditions of carrying out the activity in accordance with license № 23240

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of public communication network (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

The license validity term: *till 01.08.2007.*

Terms and conditions, and the possibility of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***

The level of the Issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the Issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

10) Terms and conditions of carrying out the activity in accordance with license № 23242

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of public communication network in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

The license validity term: ***till 01.02.2006.***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***due to the adoption of RF Government Regulation №87 of 18.02.2005 "Standard requirements to communication operators activity" the requirements to installed capacity of network are not stipulated, so the performance of this item does not result in the operator's responsibility***

The level of the Issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the Issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

11) Terms and conditions of carrying out the activity in accordance with license № 27602

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of public communication network in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communication network, which is a part of federal cellular network of Russian Federation, on the basis of IMT-MC-450 technology.

The licensee should, for account of its own resources, ensure phase-by-phase disengagement of the spectrum of frequencies 453,00...457,4 MHz/463,0...467,4MHz.

The license validity term: ***till 18.08.2013.***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***

The level of the Issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***
Factors that may negatively affect the Issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

12) Terms and conditions of carrying out the activity in accordance with license №№27620, 32182, 25379, 32183, 26974, 20830, 30356, 31760,

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara city of Samara oblast; Yoshkar-Ola town of the Republic of Maryi El; Orenburg city of Orenburg oblast; Cheboksary town of Chuvash Republic; Nizhny Novgorod city of Nizhny Novgorod oblast; Saratov city of Saratov oblast; Saransk town of the Republic of Mordoviya, Kirov city of Kirov oblast.

The customers should be provided with the broadcasting of All-Russia TV-radio broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

The license validity term: ***till 18.08.2006, 27.06.2010, 14.03.2006, 08.06.2010, 23.05.2006, 18.01.2007, 31.12.2006, 26.05.2010 correspondingly***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***
The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the Issuer's performance of the specified obligations: ***There are no specified obligations.***
Factors that may negatively affect the Issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

13) Terms and conditions of carrying out the activity in accordance with license №№ 31291, 23264, 25357, 19983, 17571, 31759, 37341, 31263, 31262, 32184, 33078, 36191, 36164

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs at the territories of Kirov, Samara, Nizhny Novgorod, Orenburg oblasts and at the Republic of Mordoviya.

The licensee should provide the customers with the communication services meeting the quality standards and technical norms.

The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communication in Russian Federation.

The license validity term: ***till 05.04.2008, 20.05.2007, 14.03.2006, 08.11.2006, 15.03.2006, 11.05.2010, 12.12.2010, 05.04.2010, 05.04.2010, 19.05.2008, 15.07.2010, 31.10.2010, 31.10.2010, correspondingly.***

Terms and conditions, and the possibility of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***
The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the Issuer's performance of the specified obligations: ***There are no specified obligations.***
Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

15) Terms and conditions of carrying out the activity in accordance with license № 26275

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication at the territory of Yoshkar-Ola town of the Republic of Maryi-El.

Maximum number of the licensee's network subscribers -500.

The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

Connection to the public communication network is not allowed.

The license validity term: ***till 23.05.2006.***

Terms and conditions, and the possibility of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the possibility of the license validity term extension is positive.

The Issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***
The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the Issuer's performance of the specified obligations: ***There are no specified obligations.***
Factors that may negatively affect the Issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

There are no other factors that may negatively affect the performance of obligations under the licenses, as all the requirements are set in accordance with legislative and normative acts of current legislation in communication area. Subject to timely filing of application for license validity term extension and compliance with all requirements defined by enclosure to the license, the license is issued for a new term. The factor constraining the performance of license terms and conditions is the lack of normative base regulating the procedure of obtaining licenses for communication services.

The issuer's obligations for creation of subscribers' base are defined by the appropriate item of the enclosure to the license, where the number of subscribers is shown by the end of the license validity term. There are no such obligations under the licenses for provision of services of on-air TV and radio broadcasting programs. However, the figure shown in the license is a predicted value and non-performance of this figure by the operator not exceeding 25% of this value will not result in the license cancellation.

Permission for utilization of OJSC "VolgaTelecom" communications electronics

Territory	Permission for utilization of radio frequency spectrum	Validity term	Miscellaneous
1. Saratov city, Base Station-4	№ 14-06-21/20029 of 24.04.2003	25.11.2005	330MHz
2. Balashov town	№ 14-06-21/2046 of 09.01.2003	08.12.2007	330MHz
3. Saratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	08.12.2007	330MHz
4. Saratov city	№ 1029224 of 26.08.2003	Till 25.11.2005	330MHz
5. Settlement Karakuduk, settlement Veselyi, 6. settlement Akbulak of Orenburg oblast	№ 56-876-150 of 14.07.2004	Till 14.07.2005	330MHz
7. Village Troitskoe of Orenburg oblast 8.	№ 56-876-152 of 14.07.2004	Till 14.07.2005	330MHz
9. Settlement Suvorovskyi, settlement Druzhnyi of 10. Orenburg oblast	№ 56-876-151 of 14.07.2004	Till 14.07.2005	330MHz
11. Settlement Pervomaiskiy, village Stepnyanka	№05-001045Д of 19.10.2005	Till 18.10.2015	330MHz
12.			
13. Kirov city BS-1 14. Settlement Raduzhnyi BS-2	№ 14-06-21/2048 of 09.01.2003	08.12.2007	330MHz
15. Kirov city BS-1,2	№ 14-06-21/2047 of 09.01.2003	08.12.2007	330MHz
16. Kirov city	№ 1022733 of 30.04.2003		159-161MHz
17. Samara city BS-1,2,3,4,5,6,7, 18. Pokhvistnevo town BS-8, 19. Syzran town BS- 9, 20. Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	08.12.2007	330MHz
21. Samara city BS-1,2,3,4, 22. Settlement Bereza BS-5, Syzran town BS-6,7 23. Novokuibyshevsk town BS-8, 24. Toliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	08.12.2007	330MHz
25. Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	08.12.2007	330MHz
26. Kamenka town BS-1	№ 14-06-21/789 of 09.01.2003	08.12.2007	330MHz
27. Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	08.12.2007	330MHz

28. "Village Kazanka – village Novinka", "Village Kazanka – village Tunayar", "Settlement Sura – village Pavlovka", "town Nikolsk – village Polyana", "village Mezhdurechie – village Pokrovka"	№ ОРЧЦ-58-22-607 of 27.03.2003	27.03.2006	330MHz
29. "Serdobsk town – village Meshcherskoe"	№ 58-1368 of 14.08.2003	14.08.2006	330MHz
30. Penza city	№ 58-1336 of 11.08.2003	11.08.2006	330MHz
31. Serdobsk town	№ 58-1371 of 14.08.2003	14.08.2006	330MHz
32. Penza city	№58-1372 of 14.08.2003	14.08.2006	330MHz
33. Penza city	№ 58-1337 of 11.08.2003	14.08.2006	330MHz
34. Gorodishche town	№ 58-1331 of 11.08.2003	11.08.2006	330MHz
35. Village Lopatino	№ 58-1339 of 11.08.2003	11.08.2006	330MHz
36. Settlement Lunino	№ 1027985 of 22.08.2003	11.09.2008	330MHz
37. Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	02.12.2007	330MHz
38. Village Novyi Mir – settlement Ravenstvo	№ 05-001020Д of 19.10.2005	19.10.2005	330MHz
39. Village Novyi Mir – village Melenino	№ 05-001433Д of 19.10.2005	18.10.2015	330MHz
40. Village Shestakovka – village Kurtashka 41. Village Tashla - village Borodinsk	№ 05-001044Д of 19.10.2005	18.10.2015	330MHz
42. Settlement Suvorovskyi – settlement Kazanka 43. Village Sverdlovo – village N.Vasilievka	№ 05-001055Д of 19.10.2005	19.10.2005	330MHz
44. Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	02.12.2007	330MHz
45. Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	02.12.2007	330MHz
46. Arzamas town BS-1	№ 14-06-2002г of 31.12.2002	02.12.2007	330MHz
47. Yoshkar-Ola town	№ 081-05-02/26314 of 02.06.2003	10.01.2008	156-160MHz
48. Yoshkar-Ola town 49. 4 BS	№ 17-05-30/19946 of 24.04.2003	16.04.2008	890-915MHz
50. Volzhsk town, 51. Kozmodemiyansk town 52. settlement Kokshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	16.04.2008	935-960MHz
53. The Republic of Maryi El	№ 04-005409 of 31.12.2004	31.12.2014	890-915MHz 935-960MHz
54. Samara oblast 55. Village Kinel-Cherkassy	№ 05-006377 of 23.03.2005	23.03.2015	417,5-419,5/395,0-397,0MHz

56. Samara oblast 57. Syzran town, BS-11 58. Samara city, 59. BS-1,3,4 60. Toliyatti town, 61. BS-8,9,10 62. Otradnyi town 63. BS-16 64. Novokuibyshevsk town 65. BS-18 66. Pokhvistnevo town 67. BS-21 68. Settlement Bereza 69. BS-7 70. Krasnyi Yar town 71. BS-38 72. Bezenchuk town 73. BS-20 74. Sergievsk town 75. BS-22 76. Neftegorsk town 77. BS-23 78. Settlement Shigony 79. BS-24 80. Settlement Bolshaya Glushitsa 81. BS-25 82. Village Khvorostiyanka 83. BS-32 84. Chapaevsk town 85. BS-17 86. Kinel town 87. BS-19 88. Settlement Vintai 89. BS-28	№ 083-03-02/27506 of 06.06.2003	Till 01.02.2006	453-457,5MHz/ 463-467,5MHz
90. Samara oblast 91. BS-5	№ 04-002741 of 09.12.2004	Till 29.07.2005	463,0-467,4MHz/ 453,0-457,4MHz
92. Samara oblast 93. BS-1, 2, 3, 6, 8, 10, 14, Otr1	№ 04-002681 of 09.12.2004	Till 29.12.2014	463,0-467,4MHz/ 453,0-457,4MHz
94. The Republic of Maryi El	17-05-30/22008 of 07.05.2003	5.11.2003	890-915MHz 935-960MHz
95. The Republic of Maryi El	№ 1024077 of 16.12.2003	12.12.2008	890-915MHz 935-960MHz
96. The Republic of Maryi El	№ 03-12026 of 24.12.2003	20.12.2008	890-915MHz 935-960MHz
97. The Republic of Maryi El	№ 05-006333 of 23.03.2005	23.03.2015	890-915MHz 935-960MHz
98. The Republic of Maryi El	№ 05-018360 of 25.10.2005	24.10.2015	890-915MHz 935-960MHz
99. The Republic of Maryi El	№ 04-001064 of 12.10.2004	11.10.2014	1805,0-1880,0/ 1710,0-1785,0

100. Dimitrovgrad town BS-1 101. Settlement Veshkaima BS-2 102. Ulyanovsk city BS-3	№ 14-10-20/55245 of 18.12.2002	17.12.2005	160MHz
103. Settlement Veshkaima	№ 14-10-20/15924 of 31.03.2003	17.12.2005	160MHz
104. Saransk town BS-1 105. Settlement Atyurievo BS-2 106. Ruzaevka town BS-3 107. Sarask village BS-4	№ 14-10-20/55243 of 18.12.2002	17.12.2005	160MHz
108. The Republic of Maryi El 109. Yoshkar-Ola town, settlement Sovietskyi, settlement Mary-Turek, 110. Kozmodemiyansk town, 111. Settlement Morki, 112. Volzhsk town, settlement Novyi Torial, settlement Gonyak, 113. Settlement Kilemary, 114. Settlement Kokshaisk, settlement Orshpanka	№ 05-006657 of 24.03.2005	23.03.2015	146,0-174,0 MHz
115. Orenburg city	№ 14-10-20/55244 of 18.12.2002	17.12.2005	160MHz
116. Village B.Nagatkino 117. Tsylninskyi district	№ 05-009259 of 06.05.2005	05.05.2015	330MHz
118. Village Mogutovo – village Rzhavets	№ 05-001048Д of 19.10.2005	18.10.2015	330MHz
119. Village Yangiz – Marievka – settlement Severnyi	№ 05-001050Д of 19.10.2005	18.10.2015	330MHz
120. Village Bikkulovo – village Kamenka	№ 05-001047Д of 19.10.2005	18.10.2015	330MHz
121. Village Matveevka – village Staroashirovo – village Emelianovka – village V.Novokutumbetievo	№ 05-001051Д of 19.10.2005	18.10.2015	330MHz

122. Village Novocherkassk – village Krasnogor, village Chernyi Otrog – village Ablyazovo, settlement Saraktash – village Siyal-Tugai	№ 05-001042Д of 19.10.2005	18.10.2015	330MHz
123. Village Kurmanaevka – village Petrovka, village Kostino village Volzhskyi, village Pokrovka – village Ivanovka, village Kutushi – village Mikhailovka	№ 05-001043Д of 19.10.2005	18.10.2015	330MHz
124. Village Gorkovskoe – village Zakumachnoe 125. Village Dobrovolskoe – village Chilekta	№ 05-001393Д of 19.10.2005	18.10.2015	330MHz
126. Village Novosultagulovo – village Kurbanai, 127. Village Alexeevo – village Yakovlevka	№ 05-001037Д of 19.10.2005	18.10.2015	330MHz
128. Settlement Novospasskoe, Novospassk's exchange	№ 05-009257 of 06.05.2005	05.05.2015	146,0-174,0MHz
129. Alexandrovka	№ 03-03233 of 16.10.2003 № 03-01978 of 09.10.2003	01.08.2005 01.08.2005	7TV CHANNEL 3TV CHANNEL
130. Aidyrlya	№ 03-03212 of 20.10.2003	01.08.2005	29TV CHANNEL
131. Asekeevo	№ 1006152 of 12.11.2003	01.08.2005	34TV CHANNEL
132. Andreevka	№ 03-06601 of 12.11.2003 № 03-06602 of 12.11.2003	01.08.2005	21TV CHANNEL 31TV CHANNEL
133. Alexeevka	№ 03-03239 of 16.10.2003 № 03-03241 of 16.10.2003 № 03- 06539 of 12.11.2003	01.08.2005 01.08.2005 01.08.2005	5TV CHANNEL 10TV CHANNEL 28TV CHANNEL
134. Alexeevka 135. (Alexeevka's)	№05-017236 of 03.08.2005	02.08.2010	10TV CHANNEL
136. Aksakovo	№ 03-01977 of 09.10.2003	01.08.2005	10TV CHANNEL
137. Abdulino	№ 03-06505 of 12.11.2003	01.08.2005	6TV CHANNEL
138. Blagodarnoe	№ 03-06752 of 12.11.2003	01.08.2005	12TV CHANNEL

139.	Borodinskoe	№ 1029897 of 16.10.2003	01.08.2005	3TV CHANNEL
140.	Buzuluk	№ 03-06529 of 05.11.2003 № 03-06603 of 05.11.2003	01.08.2005	4TV CHANNEL 31TV CHANNEL
141.	Buguruslan	№1009852 of 05.11.2003	01.08.2005	49TV CHANNEL
142.	Balandino	№ 03-06751 of 12.11.2003	01.08.2005	3TV CHANNEL
143.	Bestuzhevka	№ 03-03236 of 16.10.2003	01.08.2005	2TV CHANNEL
144.	Brient	№ 05-017626 of 28.12.2005	27.12.2015	8TV CHANNEL
145.	Burtinskyi	№ 03-06449 of 05.11.2003	01.08.2005	29TV CHANNEL
146.	Buzuluk	№ 03-06529 of 05.11.2003	01.08.2005	4TV CHANNEL
147.	Veselyi	№ 03-03215 of 20.10.2003	01.08.2005	21TV CHANNEL
148.	Vasilievka	№ 03-06553 of 25.11.2003 № 03-06552 of 25.11.2003	01.08.2005	35TV CHANNEL 23TV CHANNEL
149.	Verkhnebuzulukskyi	№ 03-06697 of 12.11.2003 № 03-06698 of 12.11.2003	01.08.2005	3TV CHANNEL 8TV CHANNEL
150.	Vozdvizhenka	№ 03-06700 of 05.11.2003	01.08.2005	2TV CHANNEL
151.	Vyazovoe	№ 03-06701 of 05.11.2003	01.08.2005	9TV CHANNEL
152.	Gamaleevka	№ 03-01979 of 09.10.2003	01.08.2005	2TV CHANNEL
153.	Gerasimovka	№ 03-01975 of 09.10.2003	01.08.2005	7TV CHANNEL
154.	Gerasimovka	№ 05-017234 of 03.08.2005	02.08.2010	10TV CHANNEL
155.	Georgievka	№ 03-01976 of 09.10.2003	01.08.2005	3TV CHANNEL
156.	Grachevka	№ 03-06538 of 12.11.2003	01.08.2005	21TV CHANNEL
157.	Dobrinka	№ 03-01980 of 09.10.2003	01.08.2005	8TV CHANNEL
158.	Dmitrovskyi	№ 03-06513 of 05.11.2003	01.08.2005	35TV CHANNEL
159.	Emelyanovka	№ 03-03224 of 20.10.2003	01.08.2005	36TV CHANNEL
160.	Efimovka	№ 03-06745 of 05.11.2003	01.08.2005	3TV CHANNEL
161.	Ilek	№ 03-03208 of 20.10.2003 № 03-03211 of 20.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 27TV CHANNEL

162.	Ivanovka	№ 03-01867 of 08.10.2003	01.08.2005	9TV CHANNEL
163.	Zarechnoe	№ 03-01982 of 09.10.2003 № 03-01984 of 09.10.2003	01.08.2005 01.08.2005	2TV CHANNEL 9TV CHANNEL
164.	Zapadnyi	№ 03-01991 of 09.10.2003	01.08.2005	12 TV CHANNEL
165.	Zelenyi dol	№ 03-01865 of 09.10.2003	01.08.2005	6TV CHANNEL
166.	Zagorie	№ 03-05010 of 23.10.2003	01.08.2005	2TV CHANNEL
167.	Zatonnyi	№ 03-06597 of 05.11.2003	01.08.2005	6TV CHANNEL
168.	Zhirnov	№ 03-01981 of 09.10.2003	01.08.2005	10TV CHANNEL
169.	Komissarovo	№ 03-01974 of 09.10.2003 № 03-01973 of 09.10.2003	01.08.2005 01.08.2005	8TV CHANNEL 6TV CHANNEL
170.	Kalikino	№ 05-017233 of 03.08.2005	02.08.2010	6TV Channel
171.	Koptyazhevo	№ 03-05013 of 23.10.2003	01.08.2005	6TV CHANNEL
172.	Koptyazhevo	№ 04-003377 of 08.04.2005	07.04.2015	3TV CHANNEL
173.	Kinzelka	№ 03-01934 of 09.10.2003	01.08.2005	2TV CHANNEL
174.	Kilmez	№ 05-007121 of 06.05.2005	05.05.2010	3TV CHANNEL
175.	Krestovka	№ 04-003929 of 08.04.2005	07.04.2015	2TV CHANNEL
176.	Kinzelka	№ 04-001075 of 04.11.2004	03.11.2014	7TV CHANNEL
177.	Koskul	№ 03-01988 of 09.10.2003	01.08.2005	9TV CHANNEL
178.	Kvarkeno	№ 1009352 of 20.10.2003	01.08.2005	31TV CHANNEL
179.	Kyzyl-Mechet	№ 03-03229 of 16.10.2003 № 03-03231 of 16.10.2003	01.08.2005	9TV CHANNEL 5TV CHANNEL
180.	Kozlovka	№ 03-01858 of 08.10.2003	01.08.2005	9TV CHANNEL
181.	Kulsharipovo	№ 04-004640 of 08.04.2005	07.04.2015	3TV CHANNEL
182.	Kinzelka	№04-001075 of 04.11.2004	03.11.2014	7TV CHANNEL
183.	Krasnyi Yar	№ 03-06595 of 05.11.2003	01.08.2005	10TV CHANNEL
184.	Kulagino	№ 03-01866 of 08.10.2003 № 03-06508 of 05.11.2003	01.08.2005	9TV CHANNEL 12TV CHANNEL

185.	Kovylyaevka	№ 03-01881 of 08.10.2003 № 03-01880 of 09.10.2003	01.08.2005	8TV CHANNEL 2TV CHANNEL
186.	Korovino	№ 05-021270 of 03.12.2005	02.12.2010	4TV CHANNEL
187.	Kamennoimangul ovo	№ 03-01869 of 08.10.2003 № 03-01870 of 08.10.2003	01.08.2005	9TV CHANNEL 7TV CHANNEL
188.	Kutluevo	№ 03-01864 of 09.10.2003	01.08.2005	6TV CHANNEL
189.	Kuvandyk	№ 03-06562 of 15.11.2003	01.08.2005	5TV CHANNEL
190.	Kusem	№ 03-01882 of 09.10.2003	01.08.2005	5TV CHANNEL
191.	Kurtashka	№ 03-01883 of 09.10.2003	01.08.2005	3TV CHANNEL
192.	Kulchum	№ 03-06703 of 05.11.2003	01.08.2005	4TV CHANNEL
193.	Linevka	№ 03-03218 of 20.10.2003	01.08.2005	6TV CHANNEL
194.	Luybimovka	№ 03-01873 of 09.10.2003	01.08.2005	3TV CHANNEL
195.	Mordovskyi Buguruslan	№ 03-01894 of 09.10.2003 № 03-01896 of 09.10.2003	01.08.2005	8TV CHANNEL 6TV CHANNEL
196.	Martynovka	№ 05-017242 of 03.08.2005	02.08.2010	9TV CHANNEL
197.	Mikhailovka-2	№ 03-01969 of 09.10.2003	01.08.2005	2TV CHANNEL
198.	Malmyzh	№ 05-007129 of 06.05.2005	05.05.2010	1TV CHANNEL
199.	Mustaevo	№ 03-01965 of 09.10.2003 № 03-01968 of 09.10.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL
200.	Miroshkino	№ 03-01937 of 09.10.2003	01.08.2005	5TV CHANNEL
201.	Malaya Remizena	№ 03-01971 of 09.10.2003 № 03-01972 of 09.10.2003 № 03-01992 of 09.10.2003	01.08.2005	4TV CHANNEL 7TV CHANNEL 9TV CHANNEL
202.	Matveevka	№ 03-01898 of 09.10.2003 № 03-01900 of 09.10.2003	01.08.2005	12TV CHANNEL 4TV CHANNEL
203.	Mustaevo	№ 03-01968 of 09.10.2003	01.08.2005	12TV CHANNEL
204.	Mezhdurechie	№ 03-05015 of 23.10.2003	01.08.2005	2TV CHANNEL

205.	Mochegai	№ 03-05016 of 23.10.2003	01.08.2005	5TV CHANNEL
206.	Mochegai	№ 05-017238 of 03.08.2005	02.08.2010	10TV CHANNEL
207.	Martynovka	№ 03-05001 of 23.10.2003	01.08.2005	4TV CHANNEL
208.	Nazarovka	№ 03-06549 of 12.11.2003	01.08.2005	8TV Channel
209.	Novobogorodskoe	№ 03-06559 of 15.11.2003	01.08.2005	38TV CHANNEL
210.	Novobelogorka	№ 05-017429 of 28.12.2005	27.12.2015	9TV CHANNEL
211.	Novosergeevka	№ 11-09-20/6283 of 06.02.2003 № 03-06514 of 12.11.2003	01.08.2005	32TV CHANNEL 3TV CHANNEL
212.	Novoselki	№ 03-06600 of 05.11.2003	01.08.2005	10TV CHANNEL
213.	Novokamenka	№ 03-06511 of 05.11.2003	01.08.2005	36TV CHANNEL
214.	Noikono	№ 03-01916 of 09.10.2003	01.08.2005	3TV CHANNEL
215.	Novouzely	№ 03-01935 of 09.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 7TV CHANNEL
216.	Nesterovka	№ 03-01904 of 09.10.2003	01.08.2005	2TV CHANNEL
217.	Novoyulaska	№ 03-01905 of 09.10.2003	01.08.2005	11TV CHANNEL
218.	Novospasskoe	№ 03-01970 of 09.10.2003	01.08.2005	7TV CHANNEL 8TV CHANNEL
219.	Nesterovka	№ 03-01903 of 09.10.2003	01.08.2005	4TV CHANNEL
220.	Nizhnekristalka	№ 03-01908 of 09.10.2003	01.08.2005	4TV CHANNEL
221.	Novovasilievka	№ 03-04976 of 20.10.2003	01.08.2005	8TV CHANNEL
222.	Novonikolskoe	№ 03-01915 of 09.10.2003	01.08.2005	4TV CHANNEL
223.	Novoiletsk	№ 03-01918 of 09.10.2003	01.08.2005	7TV CHANNEL
224.	Novomarievka	№ 03-01939 of 09.10.2003	01.08.2005	7TV CHANNEL
225.	Nevezhkino	№ 03-01946 of 09.10.2003	01.08.2005	7TV CHANNEL
226.	Nevezhkino	№ 03-01943 of 09.10.2003	01.08.2005	9TV CHANNEL
227.	Novomusino	№ 03-01919 of 09.10.2003	01.08.2005	9TV CHANNEL
228.	Novonikolskoe	№ 03-01909 of 09.10.2003	01.08.2005	9TV CHANNEL
229.	Nizhnekristalka	№ 03-01907 of 09.10.2003	01.08.2005	9TV CHANNEL

230. N. Gumbet	03-06504 of 11.11.2003	01.08.2005	27TV CHANNEL
231. Nikolskoe	№ 03-06556 of 15.11.2003 № 03-06555 of 15.11.2003	01.08.2005	23TV CHANNEL 37TV CHANNEL
232. Razdolnoe	№ 05-017541 of 28.12.2005	27.12.2015	11TV CHANNEL
233. Revolutsionnyi	№ 03-06551 of 25.11.2003	01.08.2005	29TV CHANNEL
234. Revolutsionnyi	№ 04-004828 of 06.05.2005	05.05.2010	6TV CHANNEL
235. Russkyi Kandyz village	№ 11-09-20/3808 of 29.01.2003	01.08.2005	23TV CHANNEL
236. Russkyi Kandyz village	№ 1018601 of 26.06.2003	01.08.2005	25TV CHANNEL
237. Romanovka	№ 04-003090 of 23.05.2005	22.05.2015	9TV CHANNEL
238. Romanovka	№ 05-017627 of 28.12.2005	27.12.2015	7TV CHANNEL
239. Rodinskyi	№ 05-017239 of 03.08.2005	02.08.2010	9TV CHANNEL
240. Russkaya bokla	№ 03-04990 of 15.10.2003 № 03-06536 of 25.11.2003	01.08.2005	5TV CHANNEL 10TV CHANNEL
241. Ryabinnyi	№ 03-04992 of 15.10.2003	01.08.2005	5TV CHANNEL
242. Rannee	№ 03-04987 of 20.10.2003	01.08.2005	10TV CHANNEL
243. Rybkino	№ 03-04991 of 15.10.2003	01.08.2005	2TV CHANNEL
244. Rzhavka	№ 03-04989 of 15.10.2003 № 03-04988 of 15.10.2003	01.08.2005	3TV CHANNEL 5TV CHANNEL
245. Romashkino	№ 1029949 of 15.11.2003	01.08.2005	7TV CHANNEL
246. Sainovka	№04-003071 of 23.05.2005	23.05.2005	7TV CHANNEL
247. Saifutdinovo	№ 04-003023 of 23.05.2005	22.05.2015	7TV CHANNEL
248. Samarkino	№ 03-06695 of 12.11.2003	01.08.2005	3TV CHANNEL
249. Sladkoe	№ 03-06598 of 05.11.2003	01.08.2005	10TV CHANNEL
250. Svetlyi	№ 03-06548 of 12.11.2003	01.08.2005	6TV CHANNEL
251. Slobodka	№ 04-003003 of 23.05.2005	22.05.2015	
252. Sukhorechka village	№ 11-09-20/15565 of 31.03.2003	01.08.2005	12TV CHANNEL
253. Sovetskoe	№ 03-05000 of 23.10.2003 № 03-04996 of 23.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 4TV CHANNEL

254.	Staroe Tyurino	№ 03-04994 of 23.10.2003	01.08.2005	10TV CHANNEL
255.	Stepanovka	№ 03-05011 of 23.10.2003	01.08.2005 01.08.2005	5TV CHANNEL 2TV CHANNEL
256.	Staromukmenevo	№ 03-05004 of 23.10.2003	01.08.2005	2TV CHANNEL
257.	Starokulsharipovo	№ 04-002979 of 23.05.2005	22.05.2015	8TV CHANNEL
258.	Staroyashkino	№ 03-06686 of 05.11.2003	01.08.2005	3TV CHANNEL
259.	Studenoe	№ 03-05003 of 23.10.2003	01.08.2005	10TV CHANNEL
260.	Stepnoi	№ 03-06746 of 05.11.2003	01.08.2005	9TV CHANNEL
261.	Slonovka	№ 03-05017 of 23.10.2003	01.08.2005	10TV CHANNEL
262.	Slonovka	№ 04-003086 of 23.05.2005	22.05.2015	12TV CHANNEL
263.	Sverdlovskyi	№ 03-05008 of 23.10.2003 № 03-05009 of 23.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 2TV CHANNEL
264.	Sofievka	№ 03-06544 of 25.11.2003 № 03-06709 of 12.11.2003	01.08.2005	40TV CHANNEL 5TV CHANNEL
265.	Oktayabrskoe	№ 03-04967 of 20.10.2003	01.08.2005	10TV CHANNEL
266.	Ozernyi	№ 03-06750 of 05.11.2003	01.08.2005	10TV CHANNEL
267.	Orenburg	№ 03-06753 of 12.11.2003 № 03-06755 of 12.11.2003	01.08.2005	24TV CHANNEL 31TV CHANNEL
268.	Orsk	№ 03-06566 of 25.11.2003	01.08.2005	3TV CHANNEL
269.	Obilnyi	№ 03-04966 of 15.10.2003	01.08.2005	9TV CHANNEL
270.	Saransk town	№ 11-05-20/21269 of 05.05.2003	20.05.2005	2TV CHANNEL
271.	Tamdysai	№ 05-017031 of 28.12.2005	27.12.2015	8TV CHANNEL
272.	Troitskoe	№ 03-06725 of 12.11.2003 № 03-06694 of 12.11.2003 № 03-06734 of 12.11.2003 № 03-06711 of 05.11.2003	01.08.2005	8TV CHANNEL 3TV CHANNEL 6TV CHANNEL 7TV CHANNEL
273.	Tolkaevka	№ 03-06515 of 12.11.2003	01.08.2005	29TV CHANNEL
274.	Tobolskyi	№ 03-06743 of 12.11.2003	01.08.2005	6TV CHANNEL

275.	Timashevo	№ 03-06696 of 12.11.2003	01.08.2005	9TV CHANNEL
276.	Podlesnoe	№ 03-04982 of 20.10.2003 № 03-04983 of 15.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 9TV CHANNEL
277.	Pilyugino	№ 03-06542 of 12.11.2003 № 1029940 of 12.11.2003	01.08.2005	26TV CHANNEL 40TV CHANNEL
278.	Pashkino	№ 03-04973 of 15.10.2003	01.08.2005	9TV CHANNEL
279.	Petrovka	№ 03-04971 of 15.10.2003	01.08.2005	2TV CHANNEL
280.	Polibino	№ 03-04977 of 20.10.2003	01.08.2005	6TV CHANNEL
281.	Pervoklassnoe	№ 03-04970 of 20.10.2003 № 03-04969 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
282.	Preobrazhenka	№ 03-04964 of 20.10.2003 № 03-04965 of 20.10.2003 № 03-04984 of 15.10.2003	01.08.2005 01.08.2005 01.08.2005	4TV CHANNEL 11TV CHANNEL 9TV CHANNEL
283.	Privolnyi	№ 1006180 of 11.11.2003	01.08.2005	10TV CHANNEL
284.	Pridolinnyi	№ 03-04985 of 20.10.2003	01.08.2005	1TV CHANNEL
285.	Pobeda	№ 03-04980 of 20.10.2003 № 03-04979 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
286.	Pavlovo-Antonovka	№ 03-04974 of 20.10.2003 № 03-04975 of 20.10.2003	01.08.2005 01.08.2005	11TV CHANNEL 8TV CHANNEL
287.	Pervomaiskyi	№ 03-06748 of 12.11.2003 № 03-06528 of 05.11.2003 № 03-06749 of 12.11.2003	01.08.2005 01.08.2005	8TV CHANNEL 12TV CHANNEL 5TV CHANNEL
288.	Pronkino	№ 03-06747 of 05.11.2003	01.08.2005	7TV CHANNEL
289.	Putayatino	№ 03-06509 of 05.11.2003	01.08.2005	12TV CHANNEL
290.	Uteevo	№ 03-06692 of 12.11.2003 № 03-06744 of 05.11.2003	01.08.2005	7TV CHANNEL 5TV CHANNEL
291.	Settlement Uralskyi	№ 11-09-20/15569	01.08.2005	7TV CHANNEL

292.	Uspenka	№ 03-06722 of 12.11.2003 № 03-06690 of 05.11.2003	01.08.2005	8TV CHANNEL 4TV CHANNEL
293.	Khortista	№ 03-06737 of 12.11.2003 № 03-06739 of 12.11.2003	01.08.2005	3TV CHANNEL 2TV CHANNEL
294.	Fedorovka	№ 03-06715 of 12.11.2003 № 03-06716 of 12.11.2003 № 03-06742 of 12.11.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL 12TV CHANNEL
295.	Chistopolie	№ 03-06721 of 12.11.2003	01.08.2005	4TV CHANNEL
296.	Shirokoe	№ 03-06534 of 05.11.2003 № 03-06533 of 05.11.2003	01.08.2005	5TV CHANNEL 9TV CHANNEL
297.	Shestakovka	№ 03-06530 of 05.11.2003 № 03-06531 of 05.11.2003	01.08.2005	11TV CHANNEL 3TV CHANNEL
298.	Energetik	№ 03-06516 of 05.11.2003	01.08.2005	22TV CHANNEL
299.	Yasnyi	№ 03-06564 of 25.11.2003	01.08.2005	12TV CHANNEL
300.	Yafarovo	№ 03-06685 of 11.11.2003	01.08.2005	7TV CHANNEL
301.	Yagodnoe	№ 03-06687 of 11.11.2003 № 03-06688 of 11.11.2003	01.08.2005	8TV CHANNEL 5TV CHANNEL
302.	Yaman	№ 03-06689 of 11.11.2003	01.08.2005	6TV CHANNEL
303.	Yasnogorskyi	№ 03-06447 of 05.11.2003	01.08.2005	37TV CHANNEL
304.	Yakovlevka	№ 03-06707 of 05.11.2003 № 03-06708 of 05.11.2003	01.08.2005	6TV CHANNEL 4TV CHANNEL
305.	Yashkino	№ 03-06704 of 05.11.2003 № 03-06705 of 05.11.2003	01.08.2005	11TV CHANNEL 9TV CHANNEL
306.	Insar	№ 05-024573 of 01.12.2005	31.05.2006	37TV CHANNEL
307.	Insar	№ 05-024576 of 01.12.2005	31.05.2006	39TV CHANNEL
308.	Dubenki	№ 05-024569 of 01.12.2005	31.05.2006	37TV CHANNEL
309.	Dubenki	№ 05-024555 of 01.12.2005	31.05.2006	31TV CHANNEL
310.	Chamzinka	№ 05-024580 of 01.12.2005	31.05.2006	31TV CHANNEL

311.	Chamzinka	№ 05-024582 of 01.12.2005	31.05.2006	37TV CHANNEL
312.	Zubova-Polyana	№ 05-024574 of 01.12.2005	31.05.2006	39TV CHANNEL
313.	Zubova-Polyana	№ 05-024564 of 01.12.2005	31.05.2006	37TV CHANNEL
314.	Atyashevo	№ 05-024572 of 01.12.2005	31.05.2006	31TV CHANNEL
315.	Atyashevo	№ 05-024559 of 01.12.2005	31.05.2006	37TV CHANNEL
316.	Ichalki	№ 05-024554 of 01.12.2005	31.05.2006	37TV CHANNEL
317.	Ichalki	№ 05-024575 of 01.12.2005	31.05.2006	31TV CHANNEL
318.	B.Bereznyaki	№ 05-024571 of 01.12.2005	31.05.2006	31TV CHANNEL
319.	B.Bereznyaki	№ 05-024553 of 01.12.2005	31.05.2006	37TV CHANNEL
320.	Torbeevo	№ 05-024581 of 01.12.2005	31.05.2005	39TV CHANNEL
321.	Torbeevo	№ 05-024578 of 01.12.2005	31.05.2005	37TV CHANNEL
322.	Tengushevo	№ 05-024579 of 01.12.2005	31.05.2006	39TV CHANNEL
323.	Tengushevo	№ 05-024552 of 01.12.2005	31.05.2005	37TV CHANNEL
324.	Krasnoslobodsk	№ 05-024577 of 01.12.2005	31.05.2006	39TV CHANNEL
325.	Krasnoslobodsk	№ 05-024562 of 01.12.2005	31.05.2006	37TV CHANNEL
326.	Kovylkino	№ 05-024583 of 01.12.2005	31.05.2006	39TV CHANNEL
327.	Kovylkino	№ 05-024560 of 01.12.2005	31.05.2006	37TV CHANNEL
328.	Toliyatti town	№ 1026199 of 01.08.2003	14.03.2006	2500-2700MHz
329.	Syzran town	№1026207 of 01.08.2003	14.03.2006	2500-2700MHz
330.	Settlement Voskresenskoe	№ 11-05-21/17350 of 09.04.2003	15.03.2006	73,58
331.	Settlement Sergach			72,02
332.	Grachevka	№ 1007822 of 11.11.2003	01.08.2005	72,62
333.	Ruzaevka town	№ 04-002448 of 23.05.2005	22.05.2015	67,46
334.	Vyatskie Polyany town		29.10.1999	67,91
335.	Vyatskie Polyany town	№ 05-007124 of 06.05.2005	05.05.2010	66,35
336.	Sovietsk town	№ 05-007125 of 06.05.2005	05.05.2010	67,07
337.	Yavas town	№ 04-002414 of 23.05.2005	22.05.2015	67,67
338.	Uni town	№ 05-007018 of 06.05.2005	05.05.2010	67,91
339.	Settlement Nyr	№ 05-007119 of 22.09.2005	04.12.2001	70,55
340.	Sanchursk town	№ 05-007142 of 06.05.2005	05.05.2010	73,28
341.	Kinel-Cherkasy town	№ 1005430 of 29.12.2003	08.11.2006	107,7
342.	Krasnoslobodsk town	№ 04-002449 of 23.05.2005	22.05.2015	67,31
343.	Umet town	№ 04-002440 of 23.05.2005	22.05.2015	68,33

344. Settlement Romodanovo	№ 04-002461 of 23.05.2005	22.05.2015	71,12
345. Lyambir	№ 04-002405 of 23.05.2005	22.05.2015	68,96
346. Chamzinka	№ 04-002474 of 23.05.2005	22.05.2015	68,75
347. Torbeevo	№ 04-002421 of 23.05.2005	22.05.2015	68,69
348. Shaigovo	№ 04-002428 of 23.05.2005	22.05.2015	69,65
349. B.Ignatovo	№ 04-002094 of 23.05.2005	22.05.2015	67,34
350. Kovylkino	№ 04-002488 of 23.05.2005	22.05.2015	69,14
351. B.Bereznyaki	№ 04-002078 of 23.05.2005	22.05.2015	68,42
352. Dubenki	№ 04-002089 of 23.05.2005	22.05.2015	67,28
353. Elniki	№ 04-002086 of 23.05.2005	22.05.2015	68,78
354. Insar	№ 04-002090 of 23.05.2005	22.05.2015	71,03
355. Atyurievo	№ 04-002079 of 23.05.2005	22.05.2015	69,77
356. Kadoshkino	№ 04-002091 of 23.05.2005	22.05.2015	69,41
357. Vechkusy	№04-002083 of 23.05.2005	22.05.2015	66,95
358. Atyashevo	№ 04-002080 of 23.05.2005	22.05.2015	68,51
359. Ardatov	№ 04-002917 of 23.05.2005	22.05.2015	72,68
360. Syzran town	№ 1005442 of 29.12.2003	08.11.2006	73,1
361. Isakly town	№ 1009057 of 29.12.2003	08.11.2006	67,85
362. Temnikov	№ 04-002410 of 23.05.2005	22.05.2015	68,99
363. Temnikov	№ 04-002473 of 23.05.2005	22.05.2015	66,53
364. Neftegorsk town	№ 05-006673 of 06.05.2005	05.05.2010	68,9
365. Vyatskie Polyany town		08.09.2000	66,35
366. Syzran 367. Khvorostyanka	№ 11-05-21/23231 of 16.05.2003	08.11.2006	68,39; 73,10 66,98; 66,20
368. Sorochinsk town	№ 1028143 of 25.09.2003	Till 20.03.2004	102MHz
369. Sol-Iletsk town	№ 05-023627 of 25.12.2005	Till 24.06.2006	102,8MHz
370. Buzuluk town	№ 1005392 of 09.10.2003	01.08.2007	101.8MHz
371. Buguruslan town	№ 03-06606 of 05.11.2003	01.08.2005	102,8MHz
372. Pervomaiskyi	№ 1010916 of 08.10.2003	01.04.2004	103 MHz
373. Orenburg city	№ 05-015612 of 09.06.2005	08.06.2015	1053KHz
374. Mary-Turek	№ 11-15-21/14081 of 25.03.2003		68,60MHz
375. Novosergievka	№ 1004922 of 12.11.2003	01.08.2005	105,6MHz
376. Malaya Serdoba	№ 05-007099 of 07.06.2005	06.12.2005	106,4MHz
377. Nikolsk	№ 05-007024 of 07.06.2005	06.12.2005	106,1MHz
378. Ardatov	№ 03-03685 of 31.10.2003	15.03.2006	70,67MHz
379. Arzamas	№ 03-03764 of 31.10.2003	15.03.2006	67,37MHz
380. Balakhna	№ 03-03688 of 31.10.2003	15.03.2006	69,78MHz
381. Bogorodsk	№ 1024920 of 31.10.2003	15.03.2006	70,79MHz
382. Bolshoe Boldino	№ 03-03691 of 31.10.2003	15.03.2006	71,03MHz
383. Bolshoe Murashkino	№ 03-03694 of 31.10.2003	15.03.2006	70,34MHz
384. Bikkulovo	№ 04-003928 of 23.05.2005	22.05.2015	102,1MHz
385. Buturlino	№ 03-03695 of 31.10.2003	15.03.2006	70,91MHz
386. Vad	№ 03-03696 of 31.10.2003	15.03.2006	66,17MHz
387. Varnavino	№ 03-03697 of 31.10.2003	15.03.2006	67,31MHz
388. Vacha	№ 03-03698 of 31.10.2003	15.03.2006	66,65MHz
389. Vetluga	№ 03-08187 of 31.10.2003	15.03.2006	70,91MHz
390. Voznesenskoe	№ 03-03701 of 31.10.2003	15.03.2006	68,72MHz

391. Vorotynets	№ 03-03702 of 31.10.2003	15.03.2006	66,74MHz
392. Voskresenskoe	№ 1021192 of 31.10.2003	15.03.2006	73,58MHz
393. Vyksa	№ 03-03761 of 31.10.2003	15.03.2006	68,93MHz
394. Gagino	№ 03-03704 of 31.10.2003	15.03.2006	73,97MHz
395. Gorodets	№ 03-03706 of 31.10.2003	15.03.2006	70,94MHz
396. Diveevo	№ 03-03710 of 31.10.2003	15.03.2006	69,8MHz
397. Konstantinovo	№ 03-03707 of 31.10.2003	15.03.2006	73,58MHz
398. Krasnye Baki	№ 03-03762 of 31.10.2003	15.03.2006	66,86MHz
399. Knayaginino	№ 03-03711 of 31.10.2003	15.03.2006	73,85MHz
400. Kstovo	№ 03-03712 of 31.10.2003	15.03.2006	73,97MHz
401. Kulebaki	№ 03-03713 of 31.10.2003	15.03.2006	72,17MHz
402. Lukoayanov	№ 03-03714 of 31.10.2003	15.03.2006	68,87MHz
403. Lyskovo	№ 03-03717 of 31.10.2003	15.03.2006	70,43MHz
404. Navashino	№ 03-03719 of 31.10.2003	15.03.2006	67,25MHz
405. Nizhny Novgorod	№ 03-03720 of 31.10.2003	15.03.2006	102,4MHz
406. Novosergievka	№ 04-003927 of 23.05.2005	22.05.2015	103,9MHz
407. Pavlovo	№ 1027683 of 31.10.2003	15.03.2006	69,8MHz
408. Pervomaisk	№ 03-03737 of 31.10.2003	15.03.2006	67,51MHz
409. Perevoz	№ 03-03738 of 31.10.2003	15.03.2006	73,16MHz
410. Pilna	№ 03-03739 of 31.10.2003	15.03.2006	73,1MHz
411. Pochinki	№ 04-002425 of 12.04.2005	11.04.2010	68,48MHz
412. Semenov	№ 1024922 of 31.10.2003	15.03.2006	67,43MHz
413. Sergach	№ 1021194 of 31.10.2003	15.03.2006	72,02MHz
414. Sechenovo	№ 03-03745 of 31.10.2003	15.03.2006	68,72MHz
415. Sokolskoe	№ 03-03746 of 31.10.2003	15.03.2006	66,92MHz
416. Sosnovskoe	№ 03-03747 of 31.10.2003	15.03.2006	70,37MHz
417. Spasskoe	№ 03-03748 of 31.10.2003	15.03.2006	70,73MHz
418. Tashla	№ 04-004642 of 23.05.2005	22.05.2015	102,6MHz
419. Tonkino	№ 03-03750 of 31.10.2003	15.03.2006	67,22MHz
420. Shakhuniaya	№ 03-03760 of 31.10.2003	15.03.2006	68,54MHz
421. Shatki	№ 03-03759 of 31.10.2003	15.03.2006	67,85MHz
422. Sharanga	№ 03-03758 of 31.10.2003	15.03.2006	66,44MHz
423. Chkalovsk	№ 03-03757 of 31.10.2003	15.03.2006	69,83MHz
424. Uren	№ 03-03755 of 31.10.2003	15.03.2006	68,84MHz
425. Urazovka	№ 03-03754 of 31.10.2003	15.03.2006	70,1MHz
426. Tonshaevo	№ 03-03752 of 31.10.2003	15.03.2006	70,43MHz
427. Settlement Pinyug – settlement Podosinovets 428. Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	14.01.2008	7-8GHz
429. Settlement Pinyug - 430. Settlement Podosinovets	№ 1016263 of 24.07.2003	20.07.2008	7-8GHz
431. Village Rozhki – settlement Plotbishche 432. MWR - 4529	№ 15-19-18/1618 of 17.01.2003	14.01.2008	10-11GHz
433. Sovetsk town – settlement Kolyanur 434. MWR-3013	№ 15-19-18/15847 of 31.03.2003	31.03.2008	10-11GHz
435. Settlement Orichi – settlement Adyshevo 436. MWR -1750	№ 15-19-18/15846 of 31.03.2003	31.03.2008	10-11GHz

437. Kirov city – settlement Poroshino 438. MWR - 3716	№ 15-19-18/15848 of 31.03.2003	31.03.2003	10-11GHz
439. Settlement Arbazh – settlement Tuzha MWR-0372	№ 15-19-18/7074 of 11.02.2003	01.01.2004	1700, 1800MHz
440. Malmyzh town – settlement Kilmez 441. MWR -1980	№ 15-19-18/2152 of 20.01.2003	14.01.2008	7-8GHz
442. Settlement Bogorodskoe – settlement Uni MWR - 0559	№ 15-19-18/2153 of 20.01.2003	31.12.2003	1700, 1800MHz
443. Settlement Darovskyi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	05.01.2008	10-11GHz
444. Kirs town – settlement Rudnichnyi 445. MWR -4165	№ 15-19-18/331 of 08.01.2003	05.01.2008	10-11GHz
446. Settlement Rudnichnyi – settlement Loino 447. MWR -4411	№ 15-19-18/330 of 08.01.2003	05.01.2008	10-11GHz
448. Yaransk town – settlement Sanchursk 449. MWR -1979	№ 15-19-18/583 of 09.01.2003	04.01.2008	7-8GHz
450. Settlement Podosinovets – Luza town MWR -1981	№ 15-19-18/584 of 09.01.2003	04.01.2008	7-8GHz
451. Buzuluk – settlement Pervomaiskyi	№ 04-004073 of 08.06.2005	07.06.2015	7-8GHz
452. Settlement Sakmara – village Nikolskoe	№ 04-004078 of 08.06.2005	07.06.2015	10-11GHz
453. Kirov city – settlement Raduzhnyi 454. MWR -1842	№ 15-19-18/577 of 09.01.2003	05.01.2008	11GHz
455. Kirov city – settlement Malaya Subbotikha 456. MWR -1753	№ 15-19-18/579 of 09.01.2003	05.01.2008	10-11GHz
457. Village Stulovo – settlement Oktyabrskyi 458. MWR -5077	№ 15-19-18/984 of 10.01.2003	09.01.2008	10-11GHz
459. Settlement Ivashevo – settlement Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	09.01.2008	10-11GHz
460. "ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	09.01.2008	10-11GHz
461. Novovyatsk – settlement Sidorovka 462. Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	09.01.2008	10-11GHz

463. Kirovochepetsk town – settlement Chuvashi 464. MWR-1752	№ 15-19-18/985 of 10.01.2003	09.01.2008	10-11GHz
465. Settlement Klyuchi – settlement Astrakhan 466. MWR -3213	№ 15-19-18/983 of 10.01.2003	09.01.2008	10-11GHz
467. Omutninsk town – settlement Peskovka 468. MWR -3012	№ 15-19-18/756 of 09.01.2003	08.01.2008	10-11GHz
469. Slobodskoi town – settlement Shestakovo 470. MWR -1278	№ 15-19-18/755 of 09.01.2003	08.01.2008	10-11GHz
471. Kirov city – settlement Zonikha 472. MWR -1300	№ 15-19-18/1004 of 09.01.2003	08.01.2008	10-11GHz
473. Settlement Klyuchi – settlement Uni 474. MWR -3014	№ 15-19-18/1005 of 09.01.2003	08.01.2008	10-11GHz
475. Settlement Bogorodskoe – Uni - Klyuchi	№ 04-000117 of 09.03.2004	09.03.2012	10-11GHz
476. Settlement Oparino – settlement Maromitsa	№ 04-004090 of 06.05.2005	05.05.2015	10-11GHz
477. Settlement Nogorsk – settlement Sinegorie 478. MWR -1986	№ 15-19-18/751 of 09.01.2003	08.01.2008	10-11GHz
479. Papulovo – Uga 480. MWR -1/0071	№ 14-08-17/784 of 09.01.2003	05.01.2008	150-160MHz
481. Malmizh- settlement Sludka – Vyatskie Polyani town 482. MWR -3575	№ 15-19-18/548 of 08.01.2003	05.01.2008	14-15GHz
483. Settlement Podosinovets –Luza town 484. MWR -3500	№ 15-19-18/547 of 08.01.2003	05.01.2008	8GHz
485. Bogorodskoe – Uni - Klyuchi	№ 05-022763 of 25.12.2005	24.12.2015	8010/8276 MHz 8066/8332 MHz
486. Settlement Oparino - Settlement Maromitsa 487. MWR -3015	№ 15-19-18/757 of 09.01.2003	08.01.2008	10-11GHz
488. Settlement Papulovo – settlement Andreeva Gora	№ 04-004745 of 21.04.2005	20.04.2015	146,0-174,0 MHz
489. Settlement Shabury – village Shabury	№ 04-005310 of 21.04.2005	20.04.2015	146,0-174,0 MHz

490. Settlement Yuriya – village Seredina	№ 04-005237 of 21.04.2005	20.04.2015	146,0-174,0 MHz
491. Settlement Ivantsevo – village Troitsa	№ 04-004742 of 21.04.2005	20.04.2015	146,0-174,0 MHz
492. Settlement Oparino – settlement Almezh	№ 04-005249 of 21.04.2005	20.04.2015	146,0-174,0 MHz
493. Settlement Oparino – village Shabury – village Moloma	№ 04-005250 of 21.04.2005	20.04.2015	146,0-174,0 MHz
494. Village Uchka – settlement Aksenovskaya	№ 04-004750 of 21.04.2005	20.04.2015	146,0-174,0 MHz
495. Village Sinegorie – village Pervomaisk	№ 04-005232 of 21.04.2005	20.04.2015	146,0-174,0 MHz
496. Settlement palomitsa – settlement Rechnoi	№ 04-004739 of 21.04.2005	20.04.2015	146,0-174,0 MHz
497. Village Borovka – village Chistopolie	№ 04-004746 of 21.04.2005	20.04.2015	146,0-174,0 MHz
498. Sovetsk town – settlement Sitemka	№ 04-004740 of 21.04.2005	20.04.2015	146,0-174,0 MHz
499. Luza town – village Karavaikovo	№ 04-004741 of 21.04.2005	20.04.2015	146,0-174,0 MHz
500.			146,0-174,0 MHz
501. Settlement Tuzha – village Pachi	№ 04-005234 of 21.04.2005	20.04.2015	146,0-174,0MHz
502. Settlement Oparino – settlement Vazyuk	№ 04-004738 of 21.04.2005	20.04.2015	147,0-174,0MHz
503. Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	05.01.2008	150-160MHz
504. Yoshkar-Ola town, Kozmodemyansk town	№ 05-012768 of 07.06.2005	06.06.2010	160,65/156,275 160,85/156,55 MHz
505. Pilyug – Skulina Gora - Podosinovets	№ 15-19-18/53408 of 06.12.2002	10.06.2003	8GHz
506. Kirs – Baranovka 507. MWR-1/0881	№ 14-08-17/783 of 09.01.2003	05.01.2008	150-160MHz
508. Shestakovo – Nagorsk MWR-1841			146,0-174,0 MHz
509. Demiyanov – Podosinovets – Yakhrenga 510. MWR-1754a			146,0-174,0 MHz
511. Pishchal – Suvody 512. MWR-1749			146,0-174,0 MHz
513. Malmyzh – Kaksinvai 514. MWR-1751			146,0-174,0 MHz
515. Kirov – Kirovochepetsk 516. MWR-1892	№ 15-19-18/585 of 09.01.2003	04.01.2008	7-8GHz

517. Saransk town 518. MWR-5348	№ 1025444 of 02.07.2003	26.06.2008	2400-2500MHz
519. Settlement Khvalynsk – settlement Dukhovnitskoe 520. MWR-6699	№ 15-19-18/13997 of 25.03.2003	21.03.2008	10-11GHz
521. Volsk – Plekhany 522. MWR-3897	№ 15-19-18/48180 of 13.11.2002	01.11.2007	10-11GHz
523. Saratov MTS-ATX-2 Engels 524. MWR-3298	№ 15-19-18/48181 of 13.11.2002	01.11.2007	10-11GHz
525. Balakovo ATX-3-ATX-4, ATX-4-ATX-2 526. MWR-3154	№ 15-19-18/48183 of 13.11.2002	01.11.2007	10-11GHz
527. Demiyas – Vostochnyi 528. MWR-4006	№ 15-19-18/48184 of 13.11.2002	01.11.2007	10-11GHz
529. Balakovo – Mayanga 530. Balakovo – Pylkovka 531. MWR-3111	№15-19-18/48182 of 13.11.2002	01.11.2007	10-11GHz
532. Zolotoe - Rovnoe	№ 05-012675 of 27.05.2005	26.05.2015	14GHz
533. Balashov – Svyatoslavka – Nikolaevka 534. MWR-4363	№ 15-19-18/48185 of 13.11.2002	01.11.2007	10-11GHz
535. Samoilovka - Svyatoslavka 536. MWR-3062	№ 15-19-18/48186 of 13.11.2002	01.11.2007	10-11GHz
537. Alexandrov Gai – Priuzenskyi 538. MWR-3155	№ 15-19-18/48187 of 13.11.2002	01.11.2007	10-11GHz
539. Samoilovka – Peschanka 540. MWR-3063	№ 15-19-18/48188 of 13.11.2002	01.11.2007	10-11GHz
541. Mokrous 542. – village Dolina 543. MWR-5876	№ 15-19-18/3313 of 24.01.2003	23.01.2008	10-11GHz
544. Saratov – Balakovo 545. MWR-3183	№ 15-19-18/48179 of 13.11.2002	01.11.2007	7-8GHz
546. Samara – settlement Lopatino 547. MWR - 6213	№ 15-19-18/48380 of 15.11.2002	01.11.2007	10-11GHz
548. Toliyatti town – village Yagodnoe 549. MWR-3248	№ 15-19-18/48378 of 15.11.2002	01.11.2007	10-11GHz
550. Toliyatti town – settlement Povolzhskyi 551. MWR-3157	№ 15-19-18/48379 of 15.11.2002	01.11.2007	10-11GHz
552. Toliyatti town – Zhigulevsk town 553. MWR-4072	№ 15-19-18/48377 of 15.11.2002	01.11.2007	14GHz

554. Toliyatti town ATX-48 – village Khryashchevka 555. MWR-3627	№ 15-19-18/48376 of 15.11.2002	01.11.2007	1811,2024MHz
556. Toliyatti town ATX-48 – settlement Uzyukovo 557. MWR-3231	№ 15-19-18/48375 of 15.11.2002	01.11.2007	10-11GHz
558. Syzran town Regional Communication Department 559. MWR-1444	№ 15-19-18/48610 of 14.11.2002	01.11.2007	10-11GHz
560. Samara – Chernovskyi 561. MWR-3405	№ 15-19-18/48609 of 14.11.2002	01.11.2007	10-11GHz
562. Samara – Rozhdestveno 563. MWR-3499	№ 15-19-18/48611 of 14.11.2002	01.11.2007	10-11GHz
564. Samara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	01.11.2007	10-11GHz
565. Toliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	01.11.2007	12-13GHz
566. Samara – Roshchinskyi 567. MWR-0567	№ 15-19-18/48615 of 14.11.2002	01.11.2007	10-11GHz
568. Village Bolshaya Glushitsa RCD-RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	01.11.2007	10-11GHz
569. Samara – village Rubezhnoe 570. MWR-6179	№ 15-19-18/51610 of 26.11.2002	20.11.2007	10-11GHz
571. Settlement Severnoe – village Russkyi Kandyz 572. MWR-6746	№ 15-20-18/14936 of 28.03.2003	26.03.2008	7-8GHz
573. Buzuluk – Proskurino, Buzuluk – Koltubanka 574. MWR-4324	№ 15-19-18/54578 of 16.12.2002	10.12.2007	10-11GHz
575. Village Burannoe – village Novoiletsk	№ 05-009180 of 06.05.2005	05.05.2015	10-11GHz
576. Buguruslan town – village Asekeevo 577. MWR-4774	№ 15-19-18/50881 25.11.2002	15.11.2007	7-8GHz
578. Buzuluk town – village Tashla 579. MWR-1905	№ 15-19-18/50879 of 25.11.2002	15.11.2007	7-8GHz
580. Buzuluk town – settlement Pervomaiskyi	№ 04-004120 of 06.06.2005	05.06.2015	7-8GHz
581. Village Tashla – village Ilek 582. MWR-5282	№ 15-19-18/50880 of 25.11.2002	15.11.2007	7-8GHz
583. Gai – Khmelevka 584. MWR-5440	№ 15-19-18/54463 of 15.12.2002	10.12.2007	1811, 2024MHz

585. Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	10.12.2007	10-11GHz
586. Gai – Khalilovo 587. MWR-3548	№ 15-19-18/54465 of 15.12.2002	10.12.2007	10-11GHz
588. Furmanovo – Pervomaiskyi – Revolutsionnyi 589. MWR-4553	№ 15-19-18/54466 of 15.12.2002	10.12.2007	10-11GHz
590. Ilek – Mukhranovo 591. MWR-1317	№ 15-19-18/54462 of 15.12.2002	10.12.2007	11GHz
592. Settlement Saraktash – settlement Tyulgan 593. MWR-5938	№ 15-19-18/55464 of 19.12.2002	18.12.2007	7-8GHz
594. Yasnyi town – settlement Svetlyi 595. MWR-0306	№ 15-19-18/55465 of 19.12.2002	18.12.2007	7-8GHz
596. Akbulak – Sagarchin 597. MWR-3834	№ 15-19-18/54575 of 16.12.2002	10.12.2007	10-11GHz
598. Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	10.12.2007	10-11GHz
599. RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	10.12.2007	10-11GHz
600. Gai – Kameikino 601. MWR-3896	№ 15-19-18/54579 of 16.12.2002	10.12.2007	10-11GHz
602. Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	05.01.2008	150-160MHz
603. Buzuluk – Elkhovka 604. MWR-1/1493	№ 14-08-17/787 of 09.01.2003	05.01.2008	150-160MHz
605. Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	15.12.2007	10-11GHz
606. Sol-Iletsk town – settlement Tamar - Utkul 607. MWR-3831	№ 15-19-18/55480 of 19.12.2002	15.12.2007	10-11GHz
608. Village Totskoe – village Totskoe-2 609. MWR-3578	№ 15-19-18/55479 of 19.12.2002	15.12.2007	10-11GHz
610. Village Tashla – village Rannee 611. MWR-3790	№ 15-19-18/55478 of 19.12.2002	15.12.2007	10-11GHz
612. Orenburg – settlement Pavlovka 613. MWR-1383	№ 15-19-18/57286 of 30.12.2002	26.12.2007	1811, 2082MHz
614. Orenburg – settlement Ivanovka 615. MWR-1384	№ 15-19-18/57287 of 30.12.2002	26.12.2007	1724, 1995MHz
616. Sorochinsk - Abdulino	№ 04-004118 of 16.09.2005	15.09.2006	1724, 2024MHz

617. Orenburg city – state farm "Sakmarskyi" 618. MWR	№ 04-000119 of 09.03.2004	01.03.2014	10-11GHz
619. "Dombarovka – Yasnyi town"	№ 05-023101 of 15.12.2005	14.12.2015	3400-3800MHz
620. Orenburg city – Kuvandyk town	№ 05-023132 of 15.12.2005	14.12.2015	3400-3800MHz
621. Orenburg city – Buzuluk town	№ 05-023129 of 15.12.2005	14.12.2015	3400-3800MHz
622. Orsk town – Kuvandyk town	№ 05-006601 of 07.06.2005	06.06.2015	10-11GHz
623. Settlement Pervomaiskyi – settlement Zaikin 624. MWR-5016	№ 15-19-18/57285 of 30.12.2002	26.12.2007	10-11GHz
625. Kuvandyk town, area communication center - Kuvandyk town, radio communication node	№ 04-005315 of 07.06.2005	06.06.2015	10-11GHz
626. Orenburg city – settlement Gornyi	№ 04-004727 of 07.06.2005	06.06.2015	10-11GHz
627. Orenburg – settlement Podgornaya Pokrovka MWR-1385	№ 15-19-18/57288 of 30.12.2002	26.12.2007	1869, 2024 MHz
628. Novotroitsk town – state farm Progress 629. MWR-3626	№ 15-19-18/57284 of 30.12.2002	26.12.2007	10-11GHz
630. Novotroitsk town – state farm Progress 631. MWR-3626a	№ 15-19-18/55477 of 19.12.2002	15.12.2007	10-11GHz
632. Settlement Aidyrlay - Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	15.11.2007	10-11GHz
633. Settlement Atyashevo – state farm Sarast	№ 05-006222 of 06.06.2005	05.06.2015	
634. 22 settlements MWR-3307 635. settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	15.11.2007	10-11GHz
636. Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	28.11.2008	10-11GHz
637. Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	15.11.2007	10-11GHz
638. Izhevsk city, 639. MWR-3730	№ 15-20-18/51191 of 22.11.2002	15.11.2007	2400MHz
640. Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX			10-11GHz

641. Krasnogorskoe – Kokman 642. MWR-3729			10-11GHz
643. MWR-3753 644. Izhevsk ATX-26-Izhevsk; 645. Izhevsk ATX-26 – settlement Dorozhnyi 646. Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory 647. Izhevsk - Volozhka 648. Izhevsk 649. Between AMTX-ATX-71,36,22,- Pozely			1,4GHz 10-11GHz 10-11GHz 10-11GHz
650. Izhevsk city – settlement Dorozhnyi	№15-20-18/1591 of 09.01.2003	05.01.2008	1481,5/1432,5 MHz
651. Village Yakshur-Bodiyach – settlement Pozely	№15-20-18/1591 of 09.01.2003	05.01.2008	10-11GHz
652. Settlement Krasnogorie – settlement Kokman	№ 15-20-18/1593 of 09.01.2003	05.01.2008	10-11GHz
653. Settlement Polom – settlement Kez – settlement Kabalud	№ 15-20-18/1592 of 09.01.2003	05.01.2008	10-11GHz
654. Settlement Yurino – settlement Yurkino	№ 04-002637 of 22.03.2005	23.03.2015	394-410/434-450MHz
655. Kozmodemiyansk town – villsge Emeshevo	№ 05-020782 of 17.12.2005	16.12.2015	394-410/434-450MHz
656. Settlement Kilemary – village Nezhnur	№ 04-005811 of 21.04.2005	20.04.2015	7-8GHz
657. Kozmodemiyansk town – settlement Yurino 658. MWR-2613	№ 15-20-18/11237 of 11.03.2003	05.03.2008	7-8GHz
659. Settlement Krasnyi Most – settlement Kilemary 660. MWR-2306a	№ 15-20-18/11236 of 11.03.2003	05.03.2008	7-8GHz
661. Yoshkar-Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodiyansk 662. MWR-2306	№ 15-20-18/11235 of 11.03.2003	05.03.2008	7-8GHz
663. Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	10.10.2008	10-11GHz
664. Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	16.12.2007	10-11GHz

665. Yadrin town – village Chebakovo 666. MWR-4552a	№ 15-20-18/50269 of 25.11.2002	20.11.2007	10-11GHz
667. Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	16.12.2007	10-11GHz
668. Kanash town - Yamashevo	№ 04-000120 of 09.03.2004	09.03.2012	10-11GHz
669. Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	16.12.2007	10-11GHz
670. Alatyr town – settlement Kirya; Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	20.11.2007	10-11GHz
671. Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	20.11.2007	10-11GHz
672. Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	20.11.2007	10-11GHz
673. Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	20.11.2007	10-11GHz
674. Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	20.11.2007	10-11GHz
675. Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	20.11.2007	10-11GHz
676. Alatyr – Mirenki 677. MWR-2913	№ 1024897 of 18.06.2003	11.06.2008	10-11GHz
678. Alatyr – Altyshevo 679. MWR-2911	№ 1025360 of 18.06.2003	11.06.2008	10-11GHz
680. Settlement Ibrisi – settlement Buguyany	№ 04-005224 of 06.06.2005	05.06.2015	10-11GHz
681. Kozlovka – Tyurlema 682. MWR-2912	№ 1025363 of 18.06.2003	11.06.2008	10-11GHz
683. Kanash – Yamashevo 684. MWR-1135			10-11GHz
685. Ibrisi – Buguyany			10-11GHz
686. Ibrisi - Berezovka			10-11GHz
687. Alatyr – Atrar 688. MWR-3062			10-11GHz
689. Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	15.11.2007	10-11GHz

690. Dzerzhinsk town - 691. Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	28.05.2008	10-11GHz
692. Dzerzhinsk town - 693. village Gorbatovka 694. MWR-4931	№ 1003288 of 02.06.2003	28.05.2008	10-11GHz
695. Volodarsk town – settlement Novosmolinskyi	№ 05-009278 of 06.05.2005	05.05.2015	10-11GHz
696. Bogorodsk town – settlement Oranki	№ 05-006597 of 06.06.2005	05.06.2015	10-11GHz
697. Vyksa town – settlement Doschatoe	№ 05-006593 of 06.06.2005	05.06.2015	10-11GHz
698. Settlement Vacha - 699. Settlement Sosnovskoe	№ 1014315 of 25.09.2003	11.09.2008	10-11GHz
700. Volodarsk town – settlement Iliinogorsk – settlement Novosmolinskyi – settlement Mulino MWR-4930	№ 03-03368 of 08.10.2003	24.09.2008	10-11GHz
701. Kulebaki - Gremyachevo	№ 1018950 of 10.06.2003	16.06.2003	10-11GHz
702. Sosnovskoe – Elizarovo	№ 04-001402 of 23.11.2004	22.11.2014	10-11GHz
703. Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	25.05.2008	10-11GHz
704. Arzamas – Cherenukha	№ 1024969 of 18.06.2008	18.06.2008	10-11GHz
705. Polkh-Motyzley	№ 04-001634 of 23.11.2004	22.11.2014	10-11GHz
706. Arzamas – Abramovo – Vasiliev Vrag - 707. Pustyn – Lomovka - 708. Kirillovka - 709. Kazakovo - 710. Morozovka - 711. Novyi Usad - 712. Tumanovo - 713. Shatovka	№ 1003302 of 26.06.2003	19.06.2008	10-11GHz
714. Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	18.06.2008	14-15GHz
715. Diveevo – B.Cherevatovo 716. MWR-4069	№ 1024971 of 26.06.2003	19.06.2008	10-11GHz
717. Glukhovo – Diveevo 718. MWR-4070	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
719. Arzamas - Lomovka	№ 1003304 of 26.06.2003	19.06.2008	10-11GHz

720. Pustyn – Arzamas	№ 1003303 of 26.06.2003	19.06.2008	10-11GHz
721. Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	19.06.2003	10-11GHz
722. Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	19.06.2008	10-11GHz
723. Arzamas – village Bebyaevo	№ 05-015506 of 07.06.2005	06.06.2015	10-11GHz
724. Arzamas – Morozovka	№ 1003307 of 26.06.2003	19.06.2008	10-11GHz
725. Arzamas – Kazakovo	№ 1003306 of 26.06.2003	19.06.2008	10-11GHz
726. Kirillovka – Arzamas	№ 1003305 of 2.06.2003	19.06.2008	10-11GHz
727. Glukhovo – Diveevo	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
728. Arzamas – Shatovka	1003310 of 26.06.2003	18.06.2008	10-11GHz
729. Arzamas – Tumanovo	№ 1003309 of 26.06.2003	19.06.2008	10-11GHz
730. Arzamas - Abramovo	№ 1003300 of 26.06.2003	19.06.2008	10-11GHz
731. Perevoz - Shpilevo	№ 04-005271 of 06.06.2005	05.06.2015	10-11GHz
732. Bor – Linda 733. Bor – Ostankino 734. MWR-4084	№ 1024153 of 10.06.2003	03.06.2008	10-11GHz
735. Bor – Krasnaya sloboda 736. MWR-4066	№ 1024154 of 10.06.2003	03.06.2008	10-11GHz
737. Bor – Bolshoe Orlovskoe 738. MWR-3046	№1024153 of 10.06.2003	03.06.2008	10-11GHz
739. Balakhna - 740. Balakhna - Rylovo 741. Balakhna – Maloe Kozino 742. Balakhna - Lukino 743. Balakhna – Shalimovo - Konevo 744. Balakhna - Sovkhoznyi 745. Balakhna - Gidrotorf 746. Balakhna – B. Kozino 747. MWR-1633	№ 1024155 of 10.06.2003	03.06.2008	10-11GHz
748. Balakhna - Sovkhoznyi 749. MWR-4569	№ 1024162 of 10.06.2003	03.06.2008	10-11GHz
750. Balakhna - Gidrotorf 751. MWR-4360	№ 1024157 of 10.06.2003	03.06.2008	14-15GHz

752. Balakhna - Pravdinsk 753. MWR-4354	№ 1024157 of 10.06.2003	03.06.2005	14-15GHz
754. Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	25.07.2008	10-11GHz
755. Balakhna - Istomino	1021512 of 21.08.2003	15.08.2008	7-8GHz
756. Gorodets – boarding house Burevestnik 757. MWR-4515	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
758. Gorodets – Zavolzhie 759. MWR-1253	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
760. Gorodets – Zavolzhie 761. MWR-3143	№ 1024158 of 10.06.2003	Till 03.06.2008	10-11GHz
762. Gorodets - Chkalovsk	№ 04-001729 of 21.03.2005	Till 20.03.2015	7-8GHz
763. Settlement Voskresenskoe – village Egorovo	№ 04-001082 of 04.11.2004	03.11.2014	146-174 MHz
764. Zavolzhie - Khakhaly	№ 04-000134 of 09.03.2004	Till 01.03.2014	10-11GHz
765. Gorodets – Voronino	№ 1020535 of 22.09.2003	Till 09.09.2008	10-11GHz
766. Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	Till 24.09.2008	10-11GHz
767. Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	Till 24.09.2008	10-11GHz
768. Gorodets – Fedurino	№ 1020521 of 21.08.2003	15.08.2008	10-11GHz
769. Semenovo - Shaldezhka	№ 1003324 of 06.08.2003	25.07.2008	10-11GHz
770. Semenov - Elfimovo	№ 04-001084 of 04.11.2004	03.11.2014	146-174 MHz
771. Chkalovsk – Vershilovo	№ 1003326 of 06.08.2003	25.07.2008	10-11GHz
772. Voskresenskoe – Vozdvizhenskoe	№ 1003332 of 06.08.2003	25.07.2008	10-11GHz
773. Gorodets – Sokolskoe 774. MWR-4640	№ 1024159 of 10.06.2003	03.06.2008	10-11GHz
775. Kovernino – Khokhlama 776. MWR-4359	№ 1024161 of 10.06.2003	03.06.2008	10-11GHz
777. Varnavino – Severnyi	№ 52_4871 of 13.10.2003	Till 13.10.2006	60-74MHz
778. Shakhuniya – village Vakhtan 779. MWR-0840	№ 1025155 of 21.06.2003	Till 10.06.2008	7-8GHz
780. Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	Till 29.07.2008	10-11GHz
781. Shakhuniya – Uren 782. MWR-0839	№ 1025127 of 21.06.2003	Till 10.06.2008	7-8GHz
783. Shakhuniya – B.Shirokoe 784. MWR-4439	№ 1025130	10.06.2008	10-11GHz

785. Varnavino – Gorki 786. MWR-1874	№ 1025148 of 21.06.2003	10.06.2008	10-11GHz
787. Varnavino – Krasnie Baki MWR-0307	№ 1025175 of 21.06.2003	10.06.2008	7-8GHz
788. Uren – Semenov 789. MWR-4939	№ 1003296 of 21.06.2003	10.06.2008	10-11GHz
790. Uren – Vetluga 791. MWR-4937	№ 1003291 of 21.06.2003	10.06.2008	10-11GHz
792. Shakhuniya - Vetluga	№ 1025118 of 21.06.2003	10.06.2008	7-8GHz
793. Shakhuniya – Sharanga 794. MWR-1846	№ 1025129 of 21.06.2003	10.06.2008	7-8GHZ
795. Sharanga – Ustinskoe 796. MWR-4936	№ 1003293of 21.06.2003	10.06.2008	10-11GHz
797. Akaty – Chernoe 798. MWR-5656	№ 1005270 of 21.06.2003	10.06.2008	10-11GHz
799. Shakhuniya – Tonshaevo 800. MWR-5668	№ 1009855 of 21.06.2003	10.06.2008	7-8GHZ
801. Krasnie Baki – Voskresenskoe 802. MWR-2645	№ 1025170 of 21.06.2003	10.06.2008	7-8GHz
803. Uren – Ariya 804. MWR-4938	№ 1013933 of 02.06.2003	28.05.2008	10-11GHz
805. Nizhny Novgorod – Bor 806. MWR-5120	№ 1003334 of 22.09.2003	Till 09.09.2008	7-8GHz
807. Nizhny Novgorod – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	Till 09.09.2008	7-8GHz
808. Voznesenskoe – Polkh Maidan 809. Voznesenskoe - Matyzley	№04-001634 of 23.11.2004	Till 22.11.2014	10-11GHz
810. Nizhny Novgorod – Balakhna – Gorodets 811. MWR-0369	№ 1027553 of 22.09.2003	Till 09.09.2008	7-8GHz
812. Nizhny Novgorod – Balakhna – Gorodets 813. MWR-2873	№ 1027551 of 22.09.2003	Till 09.09.2008	10-11GHz
814. Nizhny Novgorod (Lyadov square) – state farm Doskino	№ 04-001544 of 09.12.2004	Till 08.12.2014	10-11GHz
815. Nizhny Novgorod (ATX 66) – settlement Berezovaya Poima	№ 04-001542 of 20.12.2004	Till 19.12.2014	10-11GHz
816. Nizhny Novgorod, Lyadov square – settlement Doskino	№ 04-001524 of 09.12.2004	Till 08.12.2014	10-11GHz
817. Druzhnyi – Zhdanovskyi 818. MWR-4372 of 26.06.2001	№ 1025001 of 18.06.2003	10.06.2008	10-11GHz

819. Village Prosek – village Kislovka 820. MWR-3915	№ 1025013 of 18.06.2003	10.06.2008	10-11GHz
821. Sechenovo town 822. Talyzino 823. MWR-4331	№ 1025017 of 18.06.2003	10.06.2008	10-11GHz
824. Sechenovo town – village M.Ryabushkino 825. MWR-1126	№ 1025002 of 18.06.2003	10.06.2008	10-11GHz
826. Urazovka – Salgany 827. MWR-4408	№ 1024984 of 18.06.2003	10.06.2008	10-11GHz
828. Kstovo – Afonino 829. MWR-3041	№ 1024989 of 18.06.2003	10.06.2008	10-11GHz
830. Sergach – Sergachskyi Nizhegorodsakhar 831. MWR-4919	№ 1003311 of 18.06.2003	10.06.2008	10-11GHz
832. Sergach - Lopatino	№ 04-001524 of 09.12.2004	08.12.2014	10-11GHz
833. Lyskovo – Makarievo 834. MWR-4412	№ 1025018 of 18.06.2003	10.06.2008	10-11GHz
835. Buturlino – Valgusy 836. MWR-3829	№ 1024981 of 18.06.2003	10.06.2008	10-11GHz
837. Bakaldy – Kamenishchy 838. MWR-4046	№ 1024982	10.06.2008	10-11GHz
839. Fokino - 840. Kuzmiyar	№ 1029117 of 05.08.2003	31.07.2008	10-11GHz
841. Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	31.07.2008	10-11GHz
842. Settlement Sosnovskoe – village Davydkovo	№ 04-004501 of 03.03.2005	02.03.2015	10-11GHz
843. Village Mayaki – settlement Burepolom	№ 04-004580 of 03.03.2005	02.03.2015	10-11GHz
844. Chkalovsk town – village Novinki	№ 04-003997 of 03.03.2005	02.03.2015	10-11GHz
845. Gorodets town – settlement Kovernino	№ 04-004108 of 31.12.2004	30.12.2014	10-11GHz
846. Village Rozhki – village Smirnovo	№ 04-004107 of 03.03.2005	02.03.2015	10-11GHz
847. Kantaurovo - 848. Sitniki	№ 1018084 of 21.08.2003	21.08.2003	7-8GHz
849. Buguruslan – Severnoe	№03-10838 of 25.12.2003	19.12.2008	7-8GHz
850. Buzulik - Buguruslan	№ 03-10842 of 25.12.2003	19.12.2008	3,4-3,5GHz
851. Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	17.02.2008	1880-1900MHz
852. Ulyanovsk city	№ 1028792 of 13.11.2003	01.11.2008	1880-1900MHz
853. Ulyanovsk city	№ 04-005302 of 21.04.2005	20.04.2015	1880-1900MHz
854. Kirov 855. Poroshino 856. Ganino	№ 1022527 of 03.10.2003	28.09.2008	1880-1900MHz

857.	Kirov city	№ 1027167 of 05.11.2003	20.10.2008	1880-1900MHz
858.	Kirov city	№ 04-005328 of 21.04.2005	20.04.2015	1880-1900MHz
859.	Kirovochepetsk town	№ 04-005318 of 21.04.2005	20.04.2015	1880-1900MHz
860.	Izhevsk city	№ 05-010881 of 06.06.2005	05.06.2015	1880-1900MHz
861.	Penza city	№ 1024686 of 25.09.2003	25.09.2008	1880-1900MHz
862.	Saransk town (Khmelevskyi str., N.Erkai str., Goncharov str.,);	№ 04-005323 of 31.12.2004	30.12.2014	1880-1900MHz
863.	Settlement Bessonovka	№ 04-005875 of 31.12.2004	30.12.2014	1880-1900MHz
864.	Yaransk town	№ 05-012850 of 09.06.2005	08.06.2015	1880-1900MHz
865.	Penza city	№ 1024686 of 25.09.2003	25.09.2008	1880-1900MHz
866. 867. 868. 869. 870. 871. 872. 873. 874.	Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka Village Zykovo	№ 17-03-33/16505 of 08.04.2003	08.04.2008	1880-1900MHz
875. 876. 877. 878.	Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	30.09.2007	1880-1900MHz
879.	Orenburg city	№ 17-03-33/53358 of 10.12.2002	20.11.2007	1880-1900MHz
880.	Orenburg city (settlement Kushkul)	№ 04-005309 of 21.04.2005	20.04.2015	1880-1900MHz
881.	Orsk town	№ 04-005236 of 21.04.2005	20.04.2015	1880-1900MHz
882.	Orenburg city	№ 1023822 of 26.08.2003	22.08.2008	1880-1900MHz
883.	Orenburg city	№ 05-010594 of 06.05.2005	05.05.2015	1880-1900MHz
884.	Izhevsk city	№ 17-03-33/53337 of 10.12.2002	20.11.2007	1880-1900MHz
885.	Izhevsk city	№ 17-03-33/13908 of 24.09.2003	18.03.2008	1880-1900MHz
886. 887. 888. 889.	Glazov town Mozhga town Settlement Igra Sarapul town	№ 17-03-33/47476 of 10.11.2002	30.09.2007	1880-1900MHz

890. Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	30.10.2007	1880-1900MHz
891. Village Medayany of Krasnooktyabrskyi district	№ 05-006603 of 24.03.2005	23.03.2015	1880-1900MHz
892. Glazov	№ 1025282 of 29.09.2003	26.09.2008	1880-1900MHz
893. Votkinsk 894. Izhevsk 895. Sarapul	№ 1014972 of 04.07.2003	30.06.2008	1880-1900MHz
896. Kstovo town 897. Settlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	17.04.2008	1880-1900MHz
898. Nizhny Novgorod, Gaidar street	№ 05-017845 of 25.10.2005	24.10.2015	1880-1900MHz
899. Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	05.03.2008	1880-1900MHz
900. Nizhny Novgorod	№ 1026097 of 05.11.2003	27.10.2008	1880-1900MHz
901. Yoshkar-Ola town	№ 05-013857 of 09.06.2005	08.06.2015	1880-1900MHz
902. Ruzaevka 903. Chamzinka 904. Atyurievo	№ 04-001141 of 12.10.2004	11.10.2014	1880-1900MHz
905. Saransk town	№ 04-000980 of 12.10.2004	11.10.2014	1880-1900MHz
906. Kirov city	№ 05-006534 of 24.03.2005	23.03.2015	1880-1900MHz
907. Kirov city, Luganskaya street	№ 05-017847 of 25.10.2005	24.10.2015	
908. Settlement Torbeevo in the Republic of Mordoviya	№ 05-006403 of 23.03.2005	23.03.2015	1880-1900MHz
909. Samara city	№ 05-006406 of 23.03.2005	23.03.2015	1880-1900MHz
910. Arzamas town, Gorodets town, settlement Sitniki, settlement Zheleznodorozhnyi	№ 04-003072 of 28.12.2004	27.12.2014	1880-1900MHz
911. Pavlovo town	№ 05-006598 of 23.03.2005	23.03.2015	1880-1900MHz
912. Village Tolkaevka of Orenburg oblast	№ 04-003265 of 28.12.2004	27.12.2014	1880-1900MHz
913. Sharanga	№ 52-6167 of 30.12.2003	30.12.2006	42,95
914. Tonkino	№ 52-6168 of 30.12.2003	30.12.2006	42,95
915. Bogorodsk – Priozernoe	№ 52-5582 of 26.11.2003	30.12.2006	307;434;

916. Settlement Varnavino – settlement Voskhod	№ 52-2632 of 03.06.2003	03.06.2006	307;343
917. Vetluga town – village Voznesenie	№ 52-2636 of 03.06.2003	03.06.2006	307;343
918. Settlement Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	03.06.2006	307;343
919. Settlement Tonshaevo – settlement Kazener	№ 52-2640 of 03.06.2003	03.06.2006	307;343
920. Settlement Tonshaevo – settlement Yuzhnyi	№ 52-2642 of 03.06.2003	03.06.2006	307;343
921. Settlement Tonshaevo – settlement Yuzhnyi	№ 52-1571 of 13.04.2004	12.04.2009	307;343
922. Uren town – settlement Ariya	№ 52-2644 of 03.06.2003	03.06.2006	307;343
923. Uren town – village B.Kozlyana	№ 52-2646 of 03.06.2003	03.06.2006	307;343
924. Uren town – village Chernoe	№ 52-2648 of 03.06.2003	03.06.2006	307;343
925. Settlement Varnavino 926. Settlement Mirnyi	№ 25-2634 of 03.06.2003	03.06.2006	307;343
927. Uren – Mineevo	№ 52-2821 of 16.06.2003	16.06.2006	307;343
928. Uren – Vyazovoe	№ 52-2823 of 16.06.2003	16.06.2006	307;343
929. Uren – Krasnyi Yar	№ 52-2825 of 03.06.2003	16.06.2006	307;343
930. Urazovka – Klyuchishchi	№ 52-3432 of 23.07.2003	23.07.2006	307;343
931. Rabotki – settlements	№ 52-2996 of 24.06.2003	24.06.2006	307;343
932. Kstovo - 933. Settlements	№ 52-2995 of 24.06.2003	24.06.2003	307;343
934. Verkhovskoe – Berestayanka	№ 52-4579 of 24.09.2003	24.09.2006	307;343
935. Sharanga – Usta	№ 52-6069 of 23.12.2003	23.12.2006	307;343
936. Verkhovskoe – Siyava	№ 52-6068 of 23.12.2003	23.12.2006	307;343
937. Konevo – Yuriino	№ 52-6501 of 27.12.2003	27.12.2006	307;343
938. Serbrayanka – village Kr.Rodnik	№ 52-6150 of 26.12.2003	26.12.2006	307;343
939. Village Vad – village Salalei	№ 05-001383Д of 25.11.2005	24.11.2015	307;343
940. Village Elizarovo – village Zalesie	№ 05-002084Д of 04.12.2005	03.12.2015	307;343
941. Village Novoselki – village Devletyakovo	№ 05-002079Д of 04.12.2005	03.12.2015	307;343
942. Village Kurikha – settlement Luktos	№ 05-002074Д of 04.12.2005	03.12.2015	307;343
943. Bolshoe Boldino	№ 05-002251Д of 04.12.2005	03.12.2015	307;343
944. Balakhna town	№ 05-002270Д of 04.12.2005	03.12.2015	307;343
945. Arzamas town	№ 05-002326Д of 04.12.2005	03.12.2015	307;343
946. Settlement Sosnovskoe	№ 05-002071Д of 04.12.2005	03.12.2015	307;343
947. Vilaya – Provolochnoe	№ 52-6149 of 26.12.2003	26.12.2006	307;343

948. Voznesenskoe - Begovatovo	№ 52-6154 of 26.12.2003	26.12.2006	307;343
949. Voznesenskoe – Lashman	№ 52-5580 of 26.11.2003	26.11.2006	307;343
950. Voznesenskoe – Ilev	№ 52-5581 of 26.11.2003	26.11.2006	307;343
951. Steksovo – Ideal	№ 52-6153 of 26.12.2003	26.12.2006	307;343
952. Lemet – Turkushi	№ 52-6152 of 26.12.2003	26.12.2006	307;343
953. Mukhtolovo – Venets	№ 52-6151 of 26.12.2003	26.12.2006	307;343
954. Sechenovo – Lipovka	№ 52-5773 of 04.12.2003	04.12.2006	307;343
955. Lyskovo – Presnetsovo	№ 52-5774 of 04.12.2003	04.12.2006	307;343
956. Sechenovo – Elizavetino	№ 52-5771 of 04.12.2003	04.12.2006	307;343
957. Sechenovo - Ratovo	№ 52-5772 of 04.12.2003	04.12.2006	307;343
958. Sechenovo – Ratovo (petroleum depot)	№ 52-5769 of 04.12.2003	04.12.2006	307;343
959. Sergach – B.Rayabushkino	№ 52-5770 of 04.12.2003	04.12.2006	307;343
960. Sergach – Malinovka	№ 52-5766 of 04.12.2003	04.12.2006	307;343
961. Sergach – Roganovka	№ 52-5767 of 04.12.2003	04.12.2006	307;343
962. Salgany – Alexandrovo	№ 52-3431 of 23.07.2003	23.07.2006	307;343
963. Salgany – Fedorovka	№ 52-5230 of 04.11.2003	04.11.2003	307;343
964. Sergach – B.Rayabushkino	№ 52-5768 of 04.12.2003	04.12.2006	307;343
965. Tuzha – Soboli	№ 43-04/2133 of 16.09.2003	16.09.2006	307;343
966. Strizhi – Reshetniki	№ 43-04/2153 of 17.09.2003	17.09.2006	307;343
967. Svecha – Kholmy	№ 43-04/2148 of 17.09.2003	17.09.2006	307;343
968. Ekaterina – B.Melnitsa	№ 43-04/2677 of 22.10.2003	22.10.2006	307;343
969. Nikolaevo – Anikintsy	№ 43-04/2675 of 22.10.2003	22.10.2006	307;343
970. Novaya Ukazna – Zhirnovo	№ 43-04/2150 of 17.09.2003	17.09.2006	307;343
971. Chernushka – Troitskoe	№ 43-04/2152 of 17.09.2003	17.09.2006	307;343
972. Kulebaki and settlements of Kulebaki's district	№ 52-6169 of 30.12.2003	30.12.2006	307;343
973. Shabury – Strelskaya	№ 43-04/2135 of 16.09.2003	16.09.2006	307;343
974. Nagorsk – Simonovka	№ 43-04/2672 of 22.10.2003	22.10.2006	307;343
975. Lalsk – Kuzminskaya	№ 43-04/2155 of 17.09.2003	17.09.2006	307;343
976. Lalsk – Zaborie	№ 43-04/2156 of 17.09.2003	17.09.2006	307;343
977. Nazarovtsy - Kachonki	№ 43-04/2157 of 17.09.2003	17.09.2006	307;343
978. Chistopolie – Borovka	№ 43-04/2676 of 22.10.2003	22.10.2006	307;343
979. Kiknur – Ulesh	№ 43-04/2151 of 17.09.2003	17.09.2006	307;343
980. Kiknur - Chasha	№ 43-04/2149 of 17.09.2003	17.09.2006	307;343
981. Oparino – Duvannoe	№ 43-04/2136 of 16.09.2003	16.09.2006	307;343
982. Oparino – Chusiaya	№ 42-04/2137 of 16.09.2003	16.09.2006	307;343
983. Zuevka – Spaso-Zaozerie	№ 43-04/2134 of 16.09.2003	16.09.2006	307;343
984. Zuevka – Motous	№ 43-04/2674 of 22.10.2003	22.10.2006	307;343

985. Kilmez – Polayanka	№ 43-04/2154 of 17.09.2003	17.09.2006	307;343
986. Oparino – Sergeevskaya Vereteaya	№ 43-04/2678 of 22.10.2003	22.10.2006	307;343
987. Lekma – Osinovka	№43-04/2669 of 22.10.2003	22.10.2006	307;343
988. Lekma – Osinovka	№ 04/400 of 23.01.2003	23.01.2006	307;343
989. Pervomaisk - Mytiets	№ 43-04/2670 of 22.10.2003	22.10.2006	307;343
990. Utmanovo – Grebnevo	№ 43-04/2673 of 22.10.2003	22.10.2006	307;343
991. Pervomaiskoe - Sharpaty	№ 43-04/2671 of 22.10.2003	22.10.2006	307;343
992. Varnavino – Voskhod	№ 52-6165 of 30.12.2003	30.12.2006	307;343
993. Verkhovskoe – Vakhtan	№ 52-6164 of 30.12.2003	30.12.2006	307;343
994. Tonkino – Pismener	№ 52-6163 of 30.12.2003	30.12.2006	307;343
995. Vorotynets - Saraiki	№ 52-1573 of 13.04.2004	12.04.2009	307;343
996. Salgany – village Akulinino	№ 52-3433 of 23.07.2003	23.07.2003	307;343
997. Yoshkar-Ola town – village Korta	№ 12-800 of 18.06.2003	18.06.2006	307;343
998. Yoshkar-Ola town – village Elemuchash	№ 12-801 of 18.06.2003	18.06.2006	307;343
999. Settlement Kilemary – village Udyurma	№ 12-802 of 18.06.2003	18.06.2006	307;343
1000. Village Pamiyaly – settlement Maiskyi	№ 12-803 of 18.06.2003	18.06.2006	307;343
1001. Village Pamiyaly – settlement Maiskyi	№ 12-804 of 18.06.2003	18.06.2006	307;343
1002. Village Nezhnur – settlement Nezhnurskyi	№ 12-805 of 18.06.2003	18.06.2006	307;343
1003. Village Nezhnur – village B.Shuduguzh	№ 12-12-806 of 18.06.2003	18.06.2006	307;343
1004. Village Arda – village Aleshkino	№ 12-807 of 18.06.2003	18.06.2006	307;343
1005. Village Arda – village Yuksary	№ 12-808 of 18.06.2003	18.06.2006	307;343
1006. Village Arda – village Alataikino	№ 12-809 of 18.06.2003	18.06.2006	307;343
1007. Village Pamiyaly – settlement Tsynglok	№ 12-810 of 18.06.2003	18.06.2006	307;343
1008. Settlement Yurino	№ 12-811 of 18.06.2003	18.06.2006	307;343
1009. Village Mariino – village Nikolskaya	№ 12-812 of 18.06.2003	18.06.2006	307;343
1010. Village Mariino – village Nikolskaya	№ 12-813 of 18.06.2003		307;343
1011. Village Mariino – village Kozlovets	№ 12-814 of 18.06.2003	18.06.2006	307;343
1012. Village Mariino – village Kuzmino	№ 12-815 of 18.06.2003	18.06.2006	307;343
1013. Village Mariino – village Karasiayary	№ 12-816 of 18.06.2003	18.06.2006	307;343
1014. Village Mariino – settlement Kozikovo	№ 12-817 of 18.06.2003	18.06.2006	150; 160MHz
1015. Village Mariino – settlement Kozikovo	№ 12-818 of 18.06.2003	18.06.2006	307;343

1016. Village Shoibulak – village Pelenger	№ 12-819 of 18.06.2003	18.06.2006	307;343
1017. Village Shoibulak – gardens "Saturn"	№ 12-14-3/1242 of 23.07.2002	23.07.2007	307;343
1018. Settlement Sovietskyi – village Iliinskoe	№ 12-621 of 29.04.2003	29.04.2006	307;343
1019. Settlement Tursha – Borodinskoe	№ 12-1098 of 09.09.2003	09.09.2006	307;343
1020. Settlement Yoshkar-Ola – settlement Lesnoi	№ 12-1571 of 30.12.2003	30.12.2006	307;343
1021. Settlement Kilemary – village Aktayuzh	№ 12-1316 of 27.11.2003	27.11.2006	307;343
1022. Village Semisola – village Petrovskoe of Orenburg oblast	№ 12-1058 of 1.09.2003	01.09.2006	307;343
1023. Village Novosergievka, village Mustaevo, village Kuvai - village Suzanovo	№ 05-001049Д of 26.12.2005	25.12.2015	307;343MHz
1024. Village Pronkino – village Shestaikino; village Zaviyalovka – Buguruslan town	№ 05-001455Д of 28.12.2005	27.12.2015	307;343MHz
1025. Village Krasnokholm – village Gainulino	№ 05-001437Д of 30.12.2005	29.12.2015	307;343MHz
1026. Village Erokhovka – village Petro-Khersonets, village Russko-Ignashkino, village Verkhnee Ignashkino, village Taly, village Lugovoe	№ 05-001473Д of 30.12.2005	29.12.2015	307;343MHz
1027. River harbor "Rutka"	№ ВП-05817 of 22.12.2005	21.12.2015	
1028. Settlement Kilemary – village Kumiaya	№ 12-1154 of 24.09.2003	24.09.2006	307;343
1029. Gai town, village Ishkinino, settlement Novorudnyi, village Kalinovka	№ 56/4210 of 13.10.2003	13.10.2006	307;343
1030. Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka	№ 56-5665 of 30.12.2003	01.01.2007	37MHz
1031. Village Staroyakupovo, village Boriskino, village Novozherdino, village Nataliino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino	№ 56-876-28 of 27.02.2004	27.02.2007	343-344/ 307-308

1032. Village Ziyanchurino – village Dubinovka, 1033. Gai town – village Ishkinino, 1034. Village Stepanovka – village Abdrakhmanovo 1035. Village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka – village Klyuchevka, village Romanovka; village Zobov – village Zerikla, village Kolychevo – village Novonikolskoe	№ 56-876-27 of 27.02.2004	27.02.2007	343-344/ 307-308
1036. Village Bakaevo – village Zerikla, village Labazy , village Baigorovka – village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogor, village Ch.Otrog , village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo.	№ 56-876-29 of 27.02.2004	27.02.2004	343-344/ 307-308
1037. Yasnyi town – village Alasai	№ 56/5711 of 30.12.2003	30.12.2006	343-344/ 307-308
1038. Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovietskoe – settlement Sarakash	№ 56/5708 of 30.12.2003	30.12.2006	343-344/ 307-308
1039. Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town – pioneer camp “Volna”.	№ 56/5707 of 30.12.2003	30.12.2006	343-344/ 307-308
1040. Village Grachevka – village Kamenka – village Pokrovka	№ 56/5710 of 30.12.2003	30.12.2006	343-344/ 307-308
1041. Village Andreevka – village Mezhdulesie	№ 56/5709 of 30.12.2003	30.12.2006	343-344/ 307-308

1042. Village Belyaevka – settlement Pravoberezhnyi	№ 56/5712 of 30.12.2003	30.12.2006	343-344/ 307-308
1043. Village Elasy – village Nuzhenaly	№ 12-1580 of 30.12.2003	30.12.2006	307;343
1044. Village Ushkaty – village Bogoyavlenka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
1045. Settlement Ural – village Zhanatan	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
1046. Settlement Ural – settlement Rovnyi	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
1047. Settlement Novouralsk – village Zaluzhie	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
1048. Settlement Veselyi – village Nagumanovka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
1049. Village Furmanovo – village Konnoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
1050. Village Furmanovo – village Prudy	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
1051. Village Uranbash – village Ivanovka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
1052. Village N.Gumbet – village Morozovskoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
1053. Settlement Suvorovskyi – village Glubinnoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
1054. Village Troitsk – village Ivanovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
1055. Sol-Iletsk town – village Mayachnoe	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
1056. Village Sergushino – village Kyzyl Yar	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
1057. Village Andreevka – village M.Surmet	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
1058. Settlement Dimitrovskyi – settlement Bratskyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
1059. Settlement Dimitrovskyi – settlement Sukhodolnyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
1060. Village Yudinka – village Bryanchaninovo	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
1061. Village Voskresenovka – village Alexeevka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
1062. Village Kurmanaevka – village Petrovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
1063. Settlement Koltubaevskyi – settlement Opytnyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
1064. Village Tashla – village Prokuronovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400

1065. Otradnyi town	№ 63-909-895/3373 of 25.12.2003	31.12.2006	300;400
1066. Otradnyi town	№ 63-911-895/3376 of 25.12.2003	31.12.2006	300;400
1067. Otradnyi town	№ 63-911-895/3373 of 25.12.2003	31.12.2006	300;400
1068. Syzran town	№ 63-903-1002/3367 of 25.12.2003	31.12.2006	300;400
1069. Syzran town	№ 63-903-1002/3368 of 25.12.2003	31.12.2006	307;343
1070. Syzran town	№ 05-002261Д of 03.12.2005	02.12.2015	307;343
1071. Village Shigonskyi – village Muranka	№ 05-002267Д of 03.12.2005	02.12.2015	307;343
1072. Village Shigony	№ 63-903-1002/3369 of 25.12.2003	31.12.2006	300;400
1073. Settlement Kemlya of the Republic of Mordoviya	№ 03-12925 of 25.12.2003	01.12.2008	3335, 5225KHz
1074. Nolinsk town of Kirov oblast	№ 04-00730 of 31.03.2004	01.03.2005	2265, 2515, 3660, 4025KHz
1075. The Republic of Mordoviya 1076. Village Lyambir, Kovylkino town, Ardatov town, settlement Torbeevo, Ruzaevka town, village Atyashevo, village B.Ignatovo, settlement Chamzinka, village S.Shaigovo, village Kochkurovo, Krasnoslobodsk town, settlement Ichalki, village Elniki, village Dubenki, village Lyambir, settlement Romodanovo, settlement Zubova-Polyana, Temnikov town	№ 04-001804 of 21.03.2005	20.03.2015	2520, 4515, 5225KHz
1077. Oktyabrskoe of Orenburg oblast	№ 03-00250 of 16.09.2003	10.09.2008	3160, 4410, 5030, 5065, 5310, 7555, 7605, 10475 KHz

b) <u>Communication networks</u>.

Physical communication networks used by the Issuer for communication services provision:

Local communication

During the year the installed capacity of OJSC "VolgaTelecom" local phone communication network has grown in accordance with planned figures.

In accordance with priorities of development the arrangements were carried out to replace step-by-step decimal and crossbar switching systems with digital ones. At present the installed capacity of electronic ATXs constitutes a considerable part of the total installed capacity of the

network.

The plan of basic telephone sets gain is fulfilled in full.

DLD and intrazonal communication

OJSC "VolgaTelecom" intrazonal primary network is built on cable (copper and fiber-optic) lines and microwave links. In accordance with the priorities of the Company's development in 2005 the construction of digital fiber-optic and microwave links of intrazonal communication was continued, as well as the retirement of analog transmit systems from service.

DLD network.

The equipment of automatic DLD communication being in operation at OJSC "VolgaTelecom" network incorporates 12 automatic trunk exchanges (ATX) and the equipment of automatic zonal telephone communication.

For 12 months of 2005 the traffic of outgoing chargeable DLD & ILD calls of OJSC "VolgaTelecom" network users amounted to 20 820 717,0 thousand minutes, including ILD – 1 213 146,0 thousand minutes.

Telegraph communication

Telegraph communication is organized on the basis of "Alpha-Telex-600" (TK-AT-600) operating in AT/Telex channel switching system (switched-channel telegraph service network) and in message switching system in public telegraph service network.

The subscribers of area nodes are connected to TK-AT-600 via ATK remote units.

Telegraph channeling equipment of TT-144, TT-48, TT-12, TBУ-12M, TBУ-15 type and "Alfa-Link M128" modems are used in the city's hops to connect the subscribers. Arrangements are carried out to transfer telegraph communication to operate over data transfer networks.

During this year REX-400 hardware/software complex was commissioned to operate in "Rostelemail" - Russian system of messages processing to provide services of data transfer by using X.400 protocol.

Explicit data of physical indicators of communication network development will be provided in the report for quarter 1 of 2006.

Channels lease:

In accordance with concluded contracts as of 31.12.2005 OJSC "VolgaTelecom" leases 5 041 communication channels from outside organizations, out of these channels: 2 314 - analog channels, and 2 727 – digital channels.

Leased channels are distributed between the branches in the following way:

1. *Kirov branch leases 1013 channels (803 analog and 210 digital channels):*
   - *From OJSC "Rostelecom" 806 analog channels, and 120 digital channels;*
   - *From other operators 90 digital channels;*
2. *The branch in the Republic of Mordoviya leases 124 analog channels from OJSC "Rostelecom".*
3. *The branch in the Republic of Mariy El leases 222 channels – 12 analog channels and 210 digital channels from OJSC "Rostelecom".*
4. *Nizhny Novgorod branch leases 1469 channels (208 analog and 1261 digital channels), including:*
   - *From OJSC "Rostelecom" 121 digital channels and 208 analog channels;*
   - *From other operators 1140 digital channels;*
5. *Orenburg branch leases 788 channels (308 analog and 480 digital channels) and a microwave radio trunk for data transfer at 155 Mbps rate;*
   - *From OJSC "Rostelecom" a microwave radio trunk for data transfer at 155 Mbps rate, 180 digital and 308 analog channels;*
   - *From other operators 300 digital channels;*
6. *Penza branch leases 102 channels (61 analog and 41 digital channels), including:*

- *From OJSC "Rostelecom" 41 analog and 1 digital channels;*
- *From other operators 60 digital channels.*

7. Samara branch leases 450 digital channels from outside operators under the treaties with prolongation.

8. Saratov branch leases 571 channels (556 analog and 15 digital channels), including:

- *From OJSC "Rostelecom" 336 analog and 15 digital channels;*
- *From other operators 220 analog channels.*

9. The branch in the Republic of Udmurtiya leases 30 digital channels from outside operators.

10. Ulyanovsk branch leases 271 channels (241 analog and 30 digital channels), including:

- *From OJSC "Rostelecom" 31 analog and 30 digital channels;*
- *From other operators 210 analog channels.*

11. The branch in the Republic of Chuvashiya leases 1 analog channel from OJSC "Rostelecom".

The features of analog and digital channels leased from outside organizations meet the requirements of voice-frequency channel electrical parameters (RF Ministry of communication Order № 43 of 15.04.96) and the requirements of digital channel electrical parameters (RF Ministry of communication Order № 92 of 10.08.96).

3.3. The issuer's future activity plans

Brief description of the Issuer's future activity plans and the sources of future revenues:

The Company's market strategy is to form and implement competitive services, to obtain maximum possible profit and to improve the efficiency of investments, and in the long run to satisfy completely the consumer demand for communication services.

The marketing strategy is based on the following provisions:

OJSC "VolgaTelecom" is a natural monopolist operating on the territory of 11 oblasts and republics of the Volga region and provides the widest range of services for various categories of customers. The Company is not planning to change the geography of its business and is not planning to diversify its business into other industries.

The Company's competitive advantage rests on the utilization of unique network and infrastructure resources of a traditional operator.

The most important indicators of the Company's operation efficiency are the growth of turnover and profit.

The main internal task is reorganization and enhancement of the Company's manageability.

OJSC "VolgaTelecom" is developing its activity in the entire range of telecom services on the basis of research and analysis of the Volga region market development.

The Company's basic strategic goal is to keep the leading position at the Volga region communication services market with maintaining the total share of the market at the level of at least 50% by physical indicators, and at least 80% by revenues (excluding cellular operators), and at least 38% by revenues with due account for cellular communication.

In 2006 the Company forecasts the gain to the tune of 165,7 thousand numbers which under the conditions of market saturation and waiting list for phone installation (240 thousand applications) is quite an ambitious plan.

Within the program of efficiency improvement during 2006 - 2008 it is scheduled to construct and commission telephone exchanges of the total installed capacity of 1394,4 thousand numbers; out of these 1050,1 thousand numbers (75,3 %) will be allocated for the replacement of outdated analog equipment.

Despite the fact that at present new services occupy about 5-6% in the structure of the Company's revenues, under the conditions of liberalization of traditional communication services market and penetration of innovation technologies into Russia, in the long view the importance of modern telecom services will grow considerably.

It is expected that in 2006 the share of new communication services in the Company's revenues structure will grow to 9,2% (vs. 4,6% in 2004 and 6,0% in 2005), and by 2008 it will increase to 14,7%.

In respect of income growth rates, the priority in the structure of scheduled income is occupied by new telecommunication services. Telecommunication services market of the Volga Federal district is characterized by a low level of penetration of new telecommunication services

(services of intellectual network, wideband access and others), the tariffs for which are not subject to government regulation. The basic goal of OJSC "VolgaTelecom" in 2005-2006 – is to strengthen positions at the market of perspective and highly profitable services and maximum possible increase of income share from new telecommunication services in the total structure of the Company's income for the purpose of increasing the general level of cost-efficiency.

Interregional Multiservice Network (IMN) of data transfer is to become considerable competitive advantage of the Company (the first stage of its construction in Nizhny Novgorod oblast was already completed). The construction of IMN of OJSC "VolgaTelecom" will allow for establishing virtual networks of large corporate customers in the Volga Federal district, and also for resolving corporate tasks of exchange of information between OJSC "VolgaTelecom" branches.

Promoting intelligent networks services remains an important activity trend. The major task of Intelligent network is to provide the customer with the opportunity to get any service, and the operator - with the capability to render, calculate and rate these services. As Russian advertising market develops and the number of communication channels grows, the demand for such kind of services is growing vigorously.

Call center or the Center of calls processing is put into commercial operation in OJSC "VolgaTelecom" branch in the Republic of Udmurtiya, in the Republic of Maryi El and in Nizhny Novgorod branch, and into trial operation in the Company's branch in the Republic of Mordoviya and in Saratov oblast. The Company's management plans include establishment of Call-Centers in all oblasts' centers of the Volga region for providing its clients with reference information, and for servicing commercial organizations interested in the services of Call-Center.

The basic strategic trends of OJSC "VolgaTelecom" development in the medium-term prospect are the following:

- satisfaction of solvent demand for basic services at the expense of raising the usage of telephone number capacity;

- establishment of unified centers of payments and servicing;

- large-scale development of centers of Internet provision, connection of regional data transfer networks to Internet;

- implementation of intelligent network services;

- improving corporate customers servicing, formation of nomenclature of services optimal for them.

Long-term strategic trends of OJSC "VolgaTelecom" development are the following:

- establishment of modern telecommunication system, including adjusted digital telecommunication network, equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines;

- universal implementation of new technologies: ATM, xDSL;

- integration of management and telecommunication infrastructure with international informational and switching systems;

- improvement of quality of rendered services;

- optimization of the list of services rendered for the purpose of increasing the share of their most progressive kinds;

- maximization of profitability of the Company's activity;

- optimal tariff policy in the light of observing the interests of the Company's shareholders and of the entire Company;

- tight control over the level of expenditures;

- conducting active marketing policy;

- improvement of corporate governance quality.

The change of the Company's activity profile is not planned. The Company will continue to conduct its activity in accordance with valid licenses for communication services provision and in accordance with approved Charter of the Company.

3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations

1) Organization: ***Association of communication companies of the Volga region***
The Issuer's role (place) in this organization: ***Founder of the Association***
The Issuer's functions in this organization: ***Development and promotion of telecommunications and services provided by the Association members***
Participation period: ***since 2000***

2) Organization: ***"Teleinfo" – The Volga region Association of engineers of telecommunications and informatics***

The Issuer's role (place) in this organization: ***Founder of the Association***
The Issuer's functions in this organization: ***Providing services in training activity area***
Participation period: ***since 2000***

3) Organization: ***Association of operators of federal cellular network NMT-450***
The Issuer's role (place) in this organization: ***Associated member***
The Issuer's functions in this organization: ***Assistance in creation and development of federal cellular communication network NMT-450***
Participation period: ***since 2003***

4) Organization: ***Association of operators of business servicing federal network "ISKRA"***
The Issuer's role (place) in this organization: ***Association member***
The Issuer's functions in this organization: ***Coordination of entrepreneur activity***
Participation period: ***since 2001***

5) Full name of the organization: ***Nizhny Novgorod Association of enterprises and entrepreneurs***
The Issuer's role (place) in this organization: ***Association member***
The Issuer's functions in this organization: ***Development and implementation of socially important projects and programs***
Participation period: ***since 1997***

3.5. The issuer's subsidiary and affiliated economic companies

1. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC")***
Location: ***Russia, Nizhny Novgorod, Gorky sq., Dom Svyazi***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100 %***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***100 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kozin Vladimir Vladimirovich – member of the Board of directors
Year of birth: ***1970***
Share in the issuer's charter capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Petrov Mikhail Victorovich – the Chairman of the Management board
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molkov Alexander Alexandrovich - member of collegial executive body
Year of birth: ***1959***
Share in the issuer's charter capital: ***0,001771 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001264 %***

Martynova Larisa Vladimirovna - member of collegial executive body
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ponomarenko Anatolyi Anatolievich - member of collegial executive body
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich - member of collegial executive body
Year of birth: ***1977***
Share in the issuer's charter capital: ***0,000237 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000086 %***

The person performing the functions of single executive body:

Petrov Mikhail Victorovich – General Director
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

2. ***Full and abbreviated brand name: Closed Joint Stock Company "RTCOM" (CJSC "RTCOM")***
Location: ***Russia, Saransk town, Kommunisticheskaya str., 54***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100 %***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***100%***

The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Bulkin Alexey Anatolievich– member of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yarovkina Nataliya Valentinovna – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Monakhov Oleg Olegovich – General Director
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3. Full and abbreviated brand name: ***Closed Joint Stock Company "TeleSvyazInform" (CJSC "TSI")***
Location: ***Russia, Saransk town, Bolshevistskaya str., 13***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***100%***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***

Core activity type description: ***Cable TV services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Nazarov Igor Nikolaevich – General Director
Year of birth: ***1963***
Share in the issuer's charter capital: ***0,000681 %***
Share of the issuer's ordinary stock belonging to the person: ***0,00082 %***

4. Full and abbreviated brand name: ***Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications")***
Location: ***Russia, Cheboksary town, Shumilov str., 20***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***100%***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***0,000558%***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***Local telephone communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Gorshenin Vladimir Serafimovich – General Director
Year of birth: ***1950***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

5. Full and abbreviated brand name: ***Limited Liability Company "Izhcom" (LLC "Izhcom")***
Location: ***Russia, Izhevsk city, Pushkinskaya str., 278***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***data transfer services***

The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Shevtsov Valeryi Kirillovich – General Director
Year of birth: ***1948***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

6. Full and abbreviated brand name: ***limited Liability Company "NIZHEGORODSKYI TELESERVICE" (LLC "NIZHEGORODSKYI TELESERVICE")***
Location: ***Russia, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***data transfer services and telematic services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Evdokimov Oleg Lvovich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***0,000162 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000094 %***

Konkova Lyudmila Alexandrovna – member of the Board of directors
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vondrachek Olga Vladimirovna – member of the Board of directors
Year of birth: ***1975***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – general director
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none***

7. Full and abbreviated brand name: ***Limited Liability Company "Vyatka-Page" (LLC "Vyatka-Page")***
Location: ***Russia, Kirov city, Drelevsky str., 43/1***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***100%***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***paging communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

- ***Tarakanov Victor Evgenievich – the Chairman of the Board of directors***
Year of birth: ***1951***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popovskyi Valeryi Petrovich – member of the Board of directors
Year of birth: ***1941***
Share in the issuer's charter capital: ***0,017228 %***
Share of the issuer's ordinary stock belonging to the person: ***0,021575 %***

Zelentsov Maxim Maximovich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
- ***The company's charter does not stipulate collegial executive body***

The person performing the functions of single executive body:

Zelentsov Maxim Maximovich – General Director
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

8. Full and abbreviated brand name: ***Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix")***
Location: ***Russia, Orenburg city, Tereshkova str., 10***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***73,6 %***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***73,6 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***Internet, data transfer network services***

The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Grechushchev Nikolai Fedorovich – Chairman of the Board of directors
Year of birth: ***1948***
Share in the issuer's charter capital: ***0,011928 %***
Share of the issuer's ordinary stock belonging to the person: ***0,01268 %***

Evdokimov Oleg Lvovich– member of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***0,000162 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000094 %***

Zakharov Andrey Sergeevich - member of the Board of directors
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kushavina Yuliya Alexandrovna - member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ponomarev Vladimir Ivanovich - member of the Board of directors
Year of birth: ***1945***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Ponomarev Vladimir Ivanovich – General Director
Year of birth: ***1945***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

9. Full and abbreviated brand name: ***Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM")***
Location: ***Russia, Orenburg city, Volodarsky str., 11***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***51%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***51 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich - member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Girev Andrey Vitalievich - member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushkin Gennady Vasilievich - member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Pyzhov Alexander Anatolievich – the Chairman of the Management board
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pivovarova Marina Gennadievna – member of the Management board
Year of birth: ***1959***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Levin Sergey Nikolaevich – member of the Management board
Year of birth: ***1967***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Strukova Marina Iosifovna – member of the Management board
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Pyzhov Alexander Anatolievich – General Director
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

10. Full and abbreviated brand name: ***Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM")***

Location: ***Russia, Ulyanovsk city, L.Tolstoy str., 60***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***60%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***60 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Kirillov Alexander Ivanovich – the Chairman of the Board of directors
Year of birth: ***1956***
Share in the issuer's charter capital: ***0,066805%***
Share of the issuer's ordinary stock belonging to the person: ***0,087573%***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kukina Elena Alexandrovna - member of the Board of directors
Year of birth: ***1977***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Maslennikov Yuri Vasilievich - member of the Board of directors
Year of birth: ***1950***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Boris Vladimirovich - member of the Board of directors
Year of birth: ***1941***
Share in the issuer' charter capital: ***0,009317 %***
Share of the issuer's ordinary stock belonging to the person: ***0,010756 %***

Personal structure of collegial executive body (Management board, office of the director): ***The company's charter does not stipulate collegial executive body***

The person performing the functions of single executive body:

Ivanov Dmitry Vladimirovich – General Director
Year of birth: ***1971***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

11. Full and abbreviated brand name: ***Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T")***
Location: ***Russia, Kazan city, Lomzhinskaya str., 20A***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in the charter capital***

The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***50% + 1 ordinary share***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 % + 1 share***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Belobokov Andrey Yakovlevich – member of the Board of directors
Year of birth: ***1958***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Bulkin Alexey Anatolievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vlasov Alexander Vladimirovich – member of the Board of directors
Year of birth: ***1967***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kozin Vladimir Vladimirovich – member of the Board of directors
Year of birth: ***1970***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Omelchenko Sergey Valerievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fazylzyanov Farit Mansurovich – member of the Board of directors
Year of birth: ***1967***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ufimkin Anatolyi Yakovlevich – member of the Board of directors
Year of birth: ***1951***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shaidulin Lenart Zaineevich – member of the Board of directors
Year of birth: ***1943***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Minnikhanov Kamil Mukhamedovich – General Director
Year of birth: ***1964***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

12. Full and abbreviated brand name: ***Closed Joint Stock Company "Public Telephone Saratov" (CJSC "PTS")***
Location: ***Russia, Saratov city, Kiselev str., 40***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer:
the Issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***50% + 1 preferred share***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***wireless communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Korolkov Igor Olegovich – the Chairman of the Board of directors
Year of birth: ***1941***
Share in the issuer' charter capital: ***0,102592%***
Share of the issuer's ordinary stock belonging to the person: ***0,123586%***

Lyulin Vladimir Fedorovich – member of the Board of directors
Year of birth: ***1938***
Share in the issuer' charter capital: ***0,118464 %***
Share of the issuer's ordinary stock belonging to the person: ***0,140716 %***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Modin Alexey Nikolaevich – member of the Board of directors
Year of birth: ***1974***

Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molozanov Alexander Semenovich – member of the Board of directors
Year of birth: ***1962***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Kalinin Andrey Evgenievich – General Director
Year of birth: ***1955***
Share in the issuer' charter capital: ***0,001106 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000001 %***

13. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone")***
Location: ***Russia, Nizhny Novgorod, Gorky sq., Dom Svyazi***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer:
the Issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***wireless communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Konkova Lyudmila Alexandrovna – Chairman of the Board of directors
Year of birth: ***1953***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Karashtin Mikhail Pavlovich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer' charter capital: ***0,004545 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001906 %***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Modin Alexey Nikolaevich – member of the Board of directors

Year of birth: ***1974***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molozanov Alexander Semenovich – member of the Board of directors
Year of birth: ***1962***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Karashtin Mikhail Pavlovich – General Director
Year of birth: ***1949***
Share in the issuer' charter capital: ***0,004545 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001906 %***

14. Full and abbreviated brand name: ***Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov - Mobile")***
Location: ***Russia, Saratov city, Kiselev str., 40***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer:
the Issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Marian Tsrnyak – the Chairman of the Board of directors
Year of birth: ***1942***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Garth Cable Self – member of the Board of directors
Year of birth: ***1960***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zvereva Larisa Eduardovna – member of the Board of directors
Year of birth: ***1968***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Komarov Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer' charter capital: ***0,000148 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000115 %***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Korolkov Igor Olegovich – the Chairman of the Management board
Year of birth: ***1969***
Share in the issuer' charter capital: ***0,000346 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000403 %***

Nelyubov Dmitry Valentinovich - member of collegial executive body
Year of birth: ***1973***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Korolkov Igor Olegovich – General Director
Year of birth: ***1969***
Share in the issuer' charter capital: ***0,000346 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000403 %***

15. Full and abbreviated brand name: ***Closed Joint Stock Company "Chery Page" (CJSC "Chery Page")***
Location: ***Russia, Cheboksary town, K.Ivanov str., 83***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the Issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***50 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***paging communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Ovchinnikov Andrey Robertovich – General Director
Year of birth: ***1977***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

16. Full and abbreviated brand name: ***Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank")***
Location: ***Russia, Izhevsk city, Lenin str., 6***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer:
the Issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***41,73%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***41,73 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***0,001439%***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***0,001919%***
Core activity type description: ***banking activity***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Sipatova Taisiya Mikhailovna – Chairman of the Board of directors
Year of birth: ***1954***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kapilushnikov Igor Isaakovich – member of the Board of directors
Year of birth: ***1946***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fariseev Valeryi Mikhailovich – member of the Board of directors
Year of birth: ***1954***
Share in the issuer' charter capital: ***0,000049 %***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fomichev Sergey Mironovich – member of the Board of directors
Year of birth: ***1939***
Share in the issuer' charter capital: ***0,000777***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yudin Andrey Nikolaevich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Fariseev Valeryi Mikhailovich – the Chairman of the Management board
Year of birth: ***1954***
Share in the issuer' charter capital: ***0,000049 %***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vyalshin Alexander Pavlovich - member of collegial executive body

Year of birth: ***1951***
Share in the issuer' charter capital: ***0,000107%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Malikh Irina Vitalievna - member of collegial executive body
Year of birth: ***1957***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Fariseev Valeryi Mikhailovich – the Chairman of the Bank
Year of birth: ***1954***
Share in the issuer' charter capital: ***0,000049 %***
Share of the issuer's ordinary stock belonging to the person: ***none***

17. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice")***
Location: ***Russia, Nizhny Novgorod, Gorky sq., Dom Svyazi***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer:
the Issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***40%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***40 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Evdokimov Oleg Lvovich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***0,000162 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000094 %***

Zakharov Sergey Anatolievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Mukhin Vladimir Alexandrovich - member of the Board of directors
Year of birth: ***1953***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kravchenko Konstantin Konstantinovich - member of the Board of directors
Year of birth: ***1966***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Valishev Rustam Rashitovich - member of the Board of directors
Year of birth: ***1958***

Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

18. Full and abbreviated brand name: ***Closed Joint Stock Company "Transsvyaz" (CJSC "Transsvyaz")***
Location: ***Russia, Nizhny Novgorod, Chaadaev str., 2***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***Prevailing participation in charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***80%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***80 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***local telephone communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Zakharov Andrey Sergeevich – the Chairman of the Supervisory council
Year of birth: ***1972***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tolstonogov Nikolai Ivanovich – member of the Supervisory council
Year of birth: ***1944***
Share in the issuer' charter capital: ***0,036879 %***
Share of the issuer's ordinary stock belonging to the person: ***0,041004 %***

Korsakov Sergey Yanovich - member of the Supervisory council
Year of birth: ***1954***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Sumin Yuri Afanasievich - member of the Supervisory council
Year of birth: ***1957***
Share in the issuer' charter capital: ***0,000961 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001220 %***

Konkova Ludmila Alexandrovna - member of the Supervisory council
Year of birth: ***1953***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Sumin Yuri Afanasievich – General Director
Year of birth: ***1957***
Share in the issuer' charter capital: ***0,000961 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001220 %***

19. Full and abbreviated brand name: ***Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile")***
Location: ***Russia, Penza city, Kuprin str., 1/3***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer:
the Issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***40%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***40 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Marian Tsrnyak – Chairman of the Board of directors
Year of birth: ***1942***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Garth Cable Self – member of the Board of directors
Year of birth: ***1960***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Rublev Igor Valentinovich - member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich - member of the Board of directors
Year of birth: ***1966***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Nazarov Victor Mikhailovich - member of the Board of directors
Year of birth: ***1944***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Gerasin Viyacheslav Ivanovich – General Director
Year of birth: ***1966***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

20. Full and abbreviated brand name: ***Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile")***
Location: ***Russia, Cheboksary town, K.Ivanov str., 83***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer:
the Issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***30%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***30 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Garth Cable Self – the Chairman of the Board of directors
Year of birth: ***1960***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Marian Tsrnyak – member of the Board of directors
Year of birth: ***1942***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Rublev Igor Valentinovich - member of the Board of directors
Year of birth: ***1963***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Martynova Larisa Vladimirovna - member of the Board of directors
Year of birth: ***1971***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zaraiskyi Victor Yakovlevich - member of the Board of directors
Year of birth: ***1949***
Share in the issuer' charter capital: ***0,009832 %***
Share of the issuer's ordinary stock belonging to the person: ***0,011382 %***

Personal structure of collegial executive body (Management board, office of the director):

Dubinin Vladimir Ilyich – the Chairman of the Management board
Year of birth: ***1955***
Share in the issuer' charter capital: ***0,000861 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000065 %***

Desaga Alexander Stepanovich – member of collegial executive body
Year of birth: ***1957***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Dubinin Vladimir Ilyich – General Director
Year of birth: ***1955***
Share in the issuer' charter capital: ***0,000861 %***
Share of the issuer's ordinary stock belonging to the person: ***0,000065 %***

21. Full and abbreviated brand name: ***Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom")***
Location: ***Russia, Samara city, Polevaya str., 43***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer: ***the Issuer holds over 20% of the company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***27,8 %***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***27,8 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***local telephone communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Patoka Andrey Evgenievich – the Chairman of the Board of directors
Year of birth: ***1969***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chupa Mikhail – member of the Board of directors
Year of birth: ***1960***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich - member of the Board of directors
Year of birth: ***1949***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kudryavtsev Alexander Georgievich - member of the Board of directors
Year of birth: ***1954***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Klishin Vitalyi Mikhailovich - member of the Board of directors
Year of birth: ***1974***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Andrey Borisovich - member of the Board of directors
Year of birth: ***1964***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna - member of the Board of directors
Year of birth: ***1977***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Skvortsov Andrey Borisovich – General Director
Year of birth: ***1964***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

22. Full and abbreviated brand name: ***Closed Joint Stock Company "Ericsson communication" (CJSC "Ericsson communication")***
Location: ***Nizhny Novgorod, Gagarin Avenue, 37***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer:
the Issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***24%***
The size of the issuer's share of ordinary stock of subsidiary or affiliated company: ***24 %***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***export-import operations, consulting and services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

At present the company does not conduct activity.

23. Full and abbreviated brand name: ***Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta")***
Location: ***Russia, Yoshkar-Ola town, Chavaina blvd., 11 a***
Grounds for recognizing the company to be subsidiary or affiliated in relation to the issuer:
the Issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or affiliated company: ***20,86%***
The size of participation share of subsidiary and/or affiliated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or affiliated company: ***none***
Core activity type description: ***agricultural activity***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, office of the director):

The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body:

Syskov Victor Sergeevich – General Director
Year of birth: ***1967***
Share in the issuer' charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3.6. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets

3.6 1. Fixed assets (property, plant and equipment)

During the reporting period fixed assets and fixed assets leased long-term period were not revaluated in OJSC "VolgaTelecom".

During the last five accomplished fiscal years fixed assets leased for long-term period were not revaluated in OJSC "VolgaTelecom".

The results of the latest revaluation of fixed assets:

№	Description of groups of fixed assets	Full value prior to revaluation	Depreciated book value (net of amortization) prior to revaluation	Date of revaluation	Full value after revaluation	Depreciated book value (net of amortization) after revaluation
1.	Land plots	86	86	01.01.2001	86	86
2.	Buildings	338 047	282 148	01.01.2001	715 114	578 978
3.	Constructions	139 329	101 739	01.01.2001	272 891	180 876
4.	Machinery and equipment	1 690 418	921 389	01.01.2001	2 831 632	1 399 509
5.	Transportation	39 642	20 578	01.01.2001	72 582	36 783
6.	Others	7 153	4 362	01.01.2001	9 289	6 050
TOTAL, rubles:		**2 214 675**	**1 330 302**		**3 901 594**	**2 202 282**

Fixed assets were evaluated by market cost, defined in accordance with Federal law № 135-ФЗ of 29.07.98 "On evaluation activity in Russian Federation", confirmed by expert's opinions, the estimation procedure is the calculation of fixed assets replacement costs by means of coefficients.

Data on the charge of fixed assets as of the end date of the reporting quarter – 31.12.05 – are disclosed in the report for quarter 1 of 2006 along with accounting statement as of 31.12.05.

Plans of acquisition, replacement, retirement of fixed assets the cost of which is 10 and over percent of the issuer's fixed assets value and of other fixed assets at the issuer's discretion:

The Issuer is not planning to make essential changes in the structure of fixed assets, and the Issuer has no plans of acquisition, replacement, retirement of objects of fixed assets the cost of which is 10 and over percent of the Issuer's fixed assets value.

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

In this reporting period the information is not provided.

4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of goods, products, works and services and of profit (losses) of the issuer from the core activity

In this reporting period the information is not provided.

4.2. The issuer's liquidity, adequacy of capital and current assets

In this reporting period the information is not provided.

4.3. The size and the structure of the issuer's capital and current assets

4.3.1. The size and the structure of the issuer's capital and current assets

The Issuer conducts the policy of current assets financing based on attracting borrowed funds to cover the scarcity of own floating capital. Borrowed funds occupy larger portion in the sources of OJSC "VolgaTelecom" floating capital financing. The scarcity of own floating capital is connected with the Company's investment program financing aimed to win the market and to improve the quality of provided services.

The change of the Company's investment program affects the change of the policy of floating capital financing, this program being made up on the basis of the analysis of the market conjuncture. In the near term the changes in the Company's investment program are unlikely.

The information for the reporting period will be provided in the report for quarter 1 of 2006 along with accounting statement for year 2005.

4.3.2. The issuer's financial investments

In this reporting period the information is not provided.

4.3.3. The issuer's intangible assets

In this reporting period the information is not provided.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

The Issuer's policy in science-engineering development area:

The Issuer's policy in science-engineering development area includes the replacement of outdated and inefficient equipment, implementation of acquired innovation technologies, and also the intake of highly-qualified personnel and implementation of modern management system.

The expenses for science-engineering activity for account of the issuer's own funds:

The Issuer did not incur the expenses for science-engineering activity, including for the purchase of the results of science-engineering development and did not order new products development with outside organizations (outsourcing) for account of own funds.

Data on establishment and obtaining by the issuer of legal protection of basic objects of intellectual property:

There are no OJSC "VolgaTelecom" registered objects of intellectual property in IT area.

Data on the policy and the expenditures of the issuer in the area of science-engineering development in relation to licenses and patents, new developments and investigations.

During the reporting period OJSC "VolgaTelecom" did not obtain patents, licenses and certificates for trade mark utilization.

4.5. Analysis of the development trends in the issuer's core activity area

Basic factors affecting the industry's status:

- ***change of government regulation of the industry***
- ***systematic condition of the country's economy as communication being an infrastructure industry is very sensitive to such changes.***

Overall assessment of the results of the issuer's activity in the industry:

Marking the basic trends of the Company's development one should rely on the Company's goals and mission at the market. The Company's affiliation to the services production sphere defines the basic goal of the Company which is to obtain additional profit by tracking and reacting to the market demands with the further satisfaction of demand for the services.

The understanding of this goal predefines the tendencies and trends of the Company's development:

The first and foremost task of the Company is to keep and to increase the market share of local telephone communication services, currently the total share of income from these services is 43,1% in the total amount of the Company's income. The increase of share of income from this segment is to a considerable extent facilitated by annual industry development as well as by flexible tariff policy.

The total gain of telephone numbers for the period under analysis, starting from 2000, made 1 041 thousand numbers. In addition, one more aspect of this communication industry development is the replacement of analog switching equipment with digital one. The equipment replacement allows for improving the quality of provided services, for introducing additional accompanying services, thus improving servicing and creating competitive advantages at the market. In 2001 the network digitalization made up 33%. In 2004 this figure is equal to 56,5%.

Structural shifts governed by the change of existing regulatory framework since 01.01.06 regulating the activity of Russian communication operators as regards the transfer of right of rendering DLD and ILD communication services to the operators of DLD and ILD communication, and also the change of interrelations between the operators of long-distance, intrazonal and local networks will considerably change the correlation of profitability of industries with different levels of cost effectiveness in the total structure of revenues of OJSC "VolgaTelecom" which will result in the reduction of share of income from DLD and ILD communication.

For the last three years the largest growth rate is with new communication services, such as Internet, ISDN, intelligent platform services, etc.

The tendencies of core activity development for 2000 – 2004 are detailed below.

2000

In order to hold the positions at the market and to increase the competitiveness of its services, the Company intensively developed its network and in particular: it upgraded the existing network and constructed the new one with the use of advanced technologies, which served as the foundation for developing new services and occupation of market segments. To achieve this digital telephone exchanges were commissioned, the Company builds digital transmission systems by using hi-tech equipment, introduces digital subscriber radio access equipment, automatic telephone exchange equipment.

In 2000 alternative carriers became more active, especially at the market of data transfer services and Internet. In the nearest future it is possible to expect the emergence of new competitors at this market, and in the first place from natural monopolists, having or constructing transport network (RAO "Unified Energy Systems of Russia", RAO "Gazprom", Russia's Ministry of Railways).

Target strategy of OJSC "Nizhegorodsvyazinform" for the period to 2004 is to increase competitiveness and to develop the production on the basis of already available infrastructure.

One of the main conditions of increasing services competitiveness is application of new technologies (ISDN, Internet, telephone "+", voice mail, IP-telephony). It should be noted, that Internet is one of highly profitable services, for two years of intensive development the Company's share at the Internet market in Nizhny Novgorod reached 30% and in Nizhny Novgorod oblast – about 90%. In 2000 the project "Internet to schools, hospitals, museums of Sovetskyi district of Nizhny Novgorod" was completed (18 schools, 3 hospitals, central library system – in total 45 organizations). This allowed for increasing the number of Internet users up to almost 5000. As of 01.01.2001 the number of Internet subscribers was 4 951 (1400 – as of 01.01.2000). Service-Center was established in Nizhny Novgorod.

In 2000 the Company continued downloading DECT "DRA-1900" subscriber radio access system equipment. As of 1.01.2001 in the oblast there are 960 telephones with radio access

At inter-station communication network of Nizhny Novgorod city's telephone exchange, the transport communication network SDH was expanded by commissioning a new transport node St-20 in linear mode of STM-4 level.

Installed capacity of SDH transport network was increased by 60 E1 compared to 1999 and as of 01.01.2001 made up 850 streams of E1.

As of 01.01.2001 the installed capacity of city's automatic software-controlled telephone exchanges made up 619231 numbers or 83,9 % of total installed capacity.

By the end of 2000 the city's telephone exchanges in Nizhny Novgorod and in 10 towns of the oblast were in operation and their total capacity was 523496 numbers.

In 8 towns of the oblast the city's telephone exchanges were in trial operation. Total capacity of automatic telephone exchanges in these towns made up 43456 numbers.

Time-based billing system of the specified automatic telephone exchanges is in operation since 01.01.2001.

As of 01.01.2001 the installed capacity of rural automatic software-controlled telephone exchanges made up 2048 numbers or 2,3% of the total installed capacity of rural telephone exchanges.

During the year the automatic telephone exchanges of total capacity of 40,8 thousand numbers were put into operation, including in Nizhny Novgorod – 20 thousand numbers, 41 thousand telephone sets were installed, including 35,5 thousand in apartments of citizens. All this allowed to increase the number of telephone sets per 100 residents in the oblast by the end of the year up to 21, 9.

In 2000 the Company continued to install universal payphones of ТМС-БМ-01 type of "Kvarts" make. During the year 116 universal payphones were additionally installed at city's and rural telephone networks.

2001:

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent

demand.

For the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, upgrading of communication facilities and technological processes, improvement of quality and increase in provided services volumes.

Special attention was paid to the application of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technical base, the Company became the leader.

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital automatic telephone exchanges in such a way so that there is the opportunity of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the capability of using modern communication services in its activity.

OJSC "Nizhegorodsvyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the strategic goal of the Company-the leader (managing interregional company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major essential events of the year contributing to improvement of the activity results:

- *Automatic telephone exchanges of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;*
- *44, 3 thousand telephone sets were installed, including 19, 6 thousand in Nizhny Novgorod, out of them 15, 8 thousand telephones were installed in apartments. This allowed to increase the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;*
- *The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);*
- *The development of service centers network in the oblast is continued, in 2001 5 centers were established in Nizhny Novgorod oblast;*
- *Additional services were provided to 73800 subscribers;*
- *ISDN services were provided to 467 subscribers;*
- *82,4 % of rural telephone exchanges are equipped with automatic number identification function, that allowed to organize automatic long distance telephone communication for rural subscribers;*
- *For 163 subscribers the telephone sets were installed by using DRA radio equipment;*
- *52 universal payphones were installed;*
- *The first stage of SDH transport network based on synchronous transmission systems was put into operation at Nizhny Novgorod city's telephone exchange in 1997. Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).*

The Company pays special attention to the development of services of access to the Internet. The Company has designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsvyazinform" took the leading positions in providing dial-up access to Internet. The users are provided the entire range of services of data transfer network, starting from dial-up access to organization of gateways, leased channels and creation of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long-distance communication channels. In Nizhny Novgorod oblast this service is provided to 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

In 2000 the Company won the tender for realization of the program "Internet to schools,

hospitals, museums". In 2001 21 school, 1 hospital and 1 library were connected to Internet via an allocated channel.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 nodes of access to data transfer network in Nizhny Novgorod and 9 nodes of access in Nizhny Novgorod oblast were put into operation and modernized.

The Company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the Company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There were a number of consultations (video conferences) with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide end-to-end services to customers as regards the organization of communication on the basis of advanced technologies: from installation of a telephone set to the development and realization of corporate network as per the customer's requirements. By the end of the year 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002

Under the conditions of the Company's incorporation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the Company continues intensive activity in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.

By the end of the year the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 thousand numbers.

By the end of 2002 time-based billing system of calls cost was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in the Republic of Mordoviya.

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. The capacity of rural telephone exchanges equipped with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability and the quality of work of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the Company.

OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of OJSC "VolgaTelecom" branches there are in operation TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Maryi El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom".

One of the main tasks is to strengthen positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over allocated lines.

By the end of 2002 in the Volga region the number of users with dial-up access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the Company's share at the market of dial-up access to Internet is 52%.

The number of customers for access services over the allocated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points by xDSL technology was 583, out of them 48% were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 directions:

- *The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;*
- *The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the "last mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.*

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from CS1 set (free phone - FPH, voting over telephone - VOT, call with additional payment - PRM, call by pre-paid card - PCC), and one service (universal access number - UAN) – for testing and further certification.

2003

Financial and economic and production indexes of OJSC "VolgaTelecom" for 2003 reflect the efficiency of the incorporation of regional communication enterprises into the joint mega-regional company which has been completed by the end of 2002.

By the results of the year the Company achieved the scheduled level of income and profit.

The gain of income from rendering telecommunications services for the entire Company amounted to 3 653 541 thousand rubles.

The income gain was ensured due to the development of telecommunication industries, the increase in outgoing paid exchange, increase in tariffs, and the change of procedure of formation of tariffs on local telephone connections for privileged consumer categories (veterans, invalids), the obtaining of income for the incoming traffic from OJSC "Rostelecom" over long-distance and international telephone communication, and namely:

- *the network development and the increase in long-distance exchange by 1 971 795 thousand rubles or by 54 %;*
- *increase in telecommunications services tariffs - 1 396 762 thousand rubles or 38 % of the gain sum, including due to the increase in tariffs for telecommunications services regulated by the government, by 1 028 965 thousand rubles or 28 % of the total sum of income gain;*
- *the change of calculation methods in regard of services rendered by OJSC "Rostelecom" by 284 984 thousand ruble or 8 % from the total sum of income gain.*

The Company's potential formed after the incorporation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

As of January 01, 2004 the total installed capacity of city and rural telephone exchanges amounted to 4462 thousands numbers.

For the previous year automatic telephone exchanges with total capacity of 455,5 thousand lines were commissioned. During 2003 the installed capacity of city and rural telephone

exchanges grew by 224 thousand lines, the growth rate vs. the previous year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephone communication grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and by the results of the year amounted to 14,2 %.

The total extension of long-distance channels as of January 01, 2004 amounted to 15236,8 thousand channel/km, the gain for 2003 - 3630,7 thousand channel/km, including of digital network 12983,4 thousand channel/km (85,2 %), the gain – 3859,9 thousand channel/km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (11537,5 thousand channel/km - 88,9%) and plesiochronous (1445,9 thousand channel/km - 11,1%) digital hierarchy.

In the report year the production activity of OJSC "VolgaTelecom" cable industry employees was aimed at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in income and reduction of operational costs. So in 2003 the works aimed at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally outdated exchanges of OP ETK-KS network u and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk town.

In the fourth quarter of 2003 according to the investment plan, in the branch in the Republic of Chuvashiya the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" (Moscow city) was completed.

In Orenburg oblast's radio-TV transmission centre OJSC "VolgaTelecom" finished the works on changing over the space communication receiving stations from analog to digital mode of "DMT-1000" type - 268 sets.

9 radio broadcast transmitters were installed – in Kirov branch, branch in the Republic of Mordoviya, in Orenburg and Samara branches, for the purpose of broadcasting the program "Radio of Russia" in the zones of intermittent reception of RTRS VGTRK transmitters, for the change over of subscribers from wire broadcast to on-the-air reception of programs.

The first phase of cable television was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable television got the opportunity of high-rate access to the Internet.

The number of cable television subscribers grew in the branches of Republics of Chuvashiya and Maryi El. MMDS system functions in Samara branch (Syzran and Toliyatti towns). The construction of the first phase of cable television network in Orenburg has been completed.

The introduction by the branches of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow to win successfully subscribers at the competitive market of Internet services. The new service introduced by Saratov's branch "Internet - free access" became popular and effective.

The number of the Internet-users is now 190 thousand, out of them the largest part – 50 thousand in Nizhny Novgorod branch. The construction of access nodes using digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI, assured the growth of the number of users of dial-up Internet access services.

The market situation shows the essential interest of enterprises in connection to OJSC "VolgaTelecom" data transmission networks for the purpose of consolidation of available segments into unified corporate networks of data transfer at regional and interregional level. For example, the contracts with RTCom.RU for the connection of objects of Federal Target Program "Electronic Russia", all the branches participated in their realization.

The other important trend of activity is the promotion of intelligent network services. If in 2002 the income from Intelligent network services of the entire interregional company amounted to about 12 million rubles, then in 2003 it has achieved 94,8 million rubles (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the branches in the Republic of Udmurtiya, and also Penza and Ulyanovsk branches.

In the Republic of Maryi El the start of operation of service telephone card platform based on AVAYA equipment was successful.

In Ulyanovsk city in 2003 IP-telephony service by using prepaid cards was introduced.

In the branch in the Republic of Udmurtiya the services are successfully developed on the basis of intellectual platform "Protey". At present, the uniform reference services "09" of Izhevsk city and of the Republic, and also manual switch shop of trunk line exchange are changed over to the contact-center 'Protey" platform. The system of automatic information on the customer account status of residential sector subscribers, of providing information on long-distance tariffs and codes is started. Service telephone cards in Udmurtiya are the universal instruments of payment for the telephone communication services and for the cellular communication and the access to the Internet.

2004

Year 2004 showed that consolidated Company OJSC "VolgaTelecom" continues to grow with good dynamics and also has the potential for the development in the future. The consolidation in 2002 allowed for creation of competitive company, for holding dominant position actually in all segments of telecom market of the Volga Federal district – one of the most economically developed regions of Russian Federation. In 2004 the proceeds amounted to 18 605 million rubles which is by 3 928 million more than for the similar period of the past year or by 26,8%.

The Company's basic sources of revenues in 2004:

- *Revenues from local phone connections amounted to 5665,4 million rubles. As of the end of 2004 the number of local PSTN subscribers was 4343 thousand.*
- *1 504,1 million rubles of revenues were received by the Company from providing access to telephone network (access to local PSTN was granted to 335 000 basic phone sets) or on average 4,5 thousand rubles per each installation.*
- *Revenues received due to the increase in DLD & ILD exchange connected with the Company's network development. The revenues of this sector amounted to 6 454,7 million rubles. By the results of the year DLD & ILD exchange was 2316,1 million minutes and vs. 2003 it grew by 116,1%.*
- *Dynamical development of services provided by means of new technologies. In 2004 the percentage of new services in the total volume of communication services was 5,2%. The revenues amounted to 938,2 million rubles. During the last three years over 1 348 million rubles were invested into the development of this sector.*
- *Revenues from connection and traffic transfer services amounted to 2 019,8 million rubles. The percentage of revenues from connected operators in the total volume of communication services grew from 5,5% (by the results of 2003) to 11,1% (by the results of 2004).*

During 2004 at Inter-Regional Company (IRC) "VolgaTelecom" PSTNs the construction and putting into operation of the equipment at 82 city's phone exchanges of total capacity of 491445 numbers was completed.

Digital phone exchanges made the main input of installed capacity at PSTNs. For 2004 the share of digital exchanges in the total capacity of switching equipment at IRC PSTNs increased from 54,86 % to 63,42 %.

Occupation efficiency of installed capacity of all ATXs installed at OJSC "VolgaTelecom" PSTNs increased from 93,2 to 93,6 %.

As of 01.01.2005 the number of ATXs in cities, towns and settlements amounted to 792 with total installed capacity of 3963,73 thousand numbers.

For 2004 the gain of basic phone sets amounted to 215390. With the commissioning of new ATXs the number of city's phone sets having the feature of automatic access to DLD phone network increased by 214,76 thousand numbers and amounted to 3604,22 thousand numbers.

The number of basic phone sets per 100 residents amounted to 26,8 and in the oblast's centers it made out 29,0.

In 2004 rural phone network was further developed. During the year 163 ATXs of total capacity of 64858 numbers were commissioned, at the same time 27856 numbers of outdated equipment of crossbar and quasi-electronic exchanges were dismounted. The gain of installed capacity of rural phone network amounted to 24 684 numbers.

Using dismantled equipment of crossbar ATXs the Company established and expanded the existing exchanges with total capacity of 1770 numbers in the Company's branches.

As of 01.01.2005 5002 phone exchanges of total installed capacity of 746957 numbers are in operation in rural settlements. After fulfillment of development plan the occupation efficiency of installed capacity increased from 87,6 % to 89,3%.

The installed capacity of digital ATXs at rural communication network increased by 43753 numbers and by the end of 2004 it made out 148981 numbers or 19,99 % of total installed capacity of the switching equipment. The growth per the year was 5,74 %.

As of 01.01.05 the total extension of DLD phone channels 19988,2 thousand channel-km, including of digital network - 18228,2 thousand channel-km (91,2 %). The gain of the channels extension made out 4751,4 thousand channel-km, including the gain of digital network - 5244,8 thousand channel-km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (16878,4 thousand channel-km - 92,6%) and plesiochronous (1349,8 thousand channel-km - 7,4 %) digital hierarchy.

Out of the total channels length the extension over cable transmit lines made out 94,4 % (18871,4 thousand channel-km), out of these 89,9 % (16957,8 thousand channel-km) fall on fiber-optic cables.

In 2004 OJSC "VolgaTelecom" branches carried out the following arrangements to modernize recording communication network.

Phone-telegraph systems were dissolved at trunk line and intra-zonal directions (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

100 baud channels are organized at hops Nizhny Novgorod – Samara, Samara – Novosibirsk, Samara – Nizhny Novgorod and at some intra-zonal hops of the branches.

In Samara branch of OJSC "VolgaTelecom" "ATOL" circuit switch was replaced with "ПЦК-64" mini-switch and links KC-KK were organized in Nizhny Novgorod city.

In Yoshkar-Ola town integrated exchange with 300 connection points was put into operation. In OJSC "VolgaTelecom" branch in Chuvashiya Republic telegraph switching server "Vector-2000" was installed, it includes switching, channeling equipment and the software designed for organizing the process of transmit, collection, processing and storing of incoming and outgoing recording (telegraph) correspondence. The equipment operates on the existing communication network and allows for using the advantages of modern digital communication networks in telegraphy.

In 2004 OJSC "VolgaTelecom" branches continued the activities of change over from unprofitable rural wire broadcasting to on-air broadcasting.

During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total reduction made out 538974 public loudspeakers, 515 000 public loudspeakers were switched over to on-air broadcasting. As of 01.01.05 the number of public loudspeakers switched over to VHF-FM broadcasting made out 1 650 000 units.

In large cities, towns and in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and the transmitters "МПВ", "УПТВ-2x30', "УПТВ-2x120") – 42 radio centers were renovated in the following branches: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, the Republic of Udmurtiya and the Republic of Mordoviya.

In order to improve the reliability and quality of operation of TV broadcasting facilities in Orenburg Radio Tx Rx Center the following was done:

100 W TV transmitters "РПТДА" located in settlements Bogorodskoe, Burtinskyi, Marxsovskyi, Nokolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhntpavlushkino, Pervomaiskyi were replaced with transmitters "ТСА-100Д", "ТСА-100М" and "АВТ" correspondingly;

"ДМТ-1000" digital receive satellite system was installed in village Mezhdurechie of Belyaevsk district instead of on-air receive of Orbit-4 program.

Cable TV network was commissioned in 6 areas: in Kirov oblast (Kirov city), in Orenburg oblast (Orenburg city), in Samara branch (Samara city, Neftegorsk town), in the Republic of Maryi El (Kozmodemiyansk town), and in the Republic of Mordoviya (Ruzaevka town). The expansion of cable TV network is continued in Nizhny Novgorod city, in the Republic of Maryi El and in Chuvashiya Republic. In Samara branch MMDS network was expanded and now it also covers the area of Otradnoe village. The number of TV broadcasting channels was increased: in Syzran town to 23 channels and in Toliyatti town – to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and by the end of 2004 it made out 224 000 of potential subscribers. The gain of cable TV subscribers for the year made out 18104 subscribers. And as of 01.01.05 the number of cable TV subscribers amounted to 126124 users.

New services

In 2004 the number of active Internet dial-up access users was 341 000. Over 8 200 ports were equipped to organize leased line access.

Annually the number of Internet users is growing by 1,7 – 2 times.

The gain of equipped ports for providing leased line access made out about 5 000, the growth rate is 250%.

The growth of leased line access users is achieved due to active implementation of xDSL wideband digital access service. By the results of 2004 in Inter-Regional Company the number of connection points by xDSL technology exceeded 4,6 thousand, the largest number of xDSL ports (2,5 thousand or 54%) are equipped in Nizhny Novgorod branch.

"Internet-density" characterizing the percentage of OJSC "VolgaTelecom" phone communication subscribers who are using the Company's services of provision of dial-up access to Internet increased to 7,8 %. This growth was facilitated by the development of "Internet for all" service which is very popular with general public.

One of the largest projects is the construction of OJSC "VolgaTelecom" Intelligent network on the basis of uniform platform. At present the first phase is completed – the construction of Intelligent network in Nizhny Novgorod branch of OJSC "VolgaTelecom".

The purpose of the project is to provide the services of Intelligent network on the territory of the Volga region. The following services were selected for realization: free phone, voting over telephone, universal access number, uniform service card and call with additional payment.

FPH, VOT, UAN and PRM services are realized in OJSC «VolgaTelecom" Nizhny Novgorod branch on the basis of Tellin® Intelligent platform (Huawei Technologies). At present in the branch of the Republic of Udmurtiya VOT and USC services are realized on the basis of Ericsson AXE-10 switch.

Call Service Centers development

Firmware of CSC is installed in 3 branches of the Company:

- In the Republic of Maryi El (on the basis of Definity equipment, the number of automated work stations - 50),

- In Nizhny Novgorod branch (on the basis of Definity equipment, the number of automated work stations – 65);

- In the Republic of Udmurtiya (on the basis of "Protey" platform, the number of automated work stations - 52).

In other 8 branches the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. As of year 2005 beginning the total number of automated work stations at CSC is 585.

During 2004 the Company spent 6964,5 million rubles of capital investments, which is by 2 450,5 million rubles more vs. 2003.

539 618 numbers of local phone communication were commissioned during 12 months of year 2004. As compared with 2003 the commissioning of capacities in 2004 grew by 24,5 %.

GSM cellular communication network was expanded in the branch in the Republic of Maryi El by 51 000 numbers, and in Samara branch by 6,6 thousand numbers on the basis of BS NMT-

450 equipment.

2652 km of intrazonal transmit lines were constructed.

22 170 DLD channels at automated trunk line exchanges were commissioned.

13 666 m3 of commercial objects were constructed:

In Nizhny Novgorod branch communication center buildings were constructed in village Sechenovo and Parizhskoi communy settlement;

In Orenburg branch additional building to communication center structure and to garage was constructed in Sorochinsk town;

In Saratov branch additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.

During 2004 the expenses for the development of local telephone communication amounted to 4 434,9 million rubles or 63,7 % of the total volume of investments. The investments to DLD telephone communication amounted to 754,2 million rubles or 10,8 % of the total volume of investments. Investments to mobile communication development amounted to 191,6 million rubles (2,8% of the total volume of investments). 500,6 million rubles or 7,2 % were spent for the development of new services and technologies, which is by 84 million rubles more than in 2003.

In 2004 the 1-st phase of "Inter-regional multi-service corporate data transfer network of OJSC "VolgaTelecom" project was realized.

The object of investment is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC "VolgaTelecom" of the total estimated cost of 261,5 million rubles.

Assessment of the issuer's activity results matching to the industry's development tendencies:

Upon the whole the Company's results match telecom industry growth.

Basic competitors of the issuer in major trends of activity and the factors of the issuer's competitive ability:

In spite of high level of competition OJSC "VolgaTelecom" maintains high portion of market of traditional communication services – local, DLD & ILD telephone communication.

OJSC "VolgaTelecom" portion with due account for cellular communication is 39,5% of all revenues of telecom sector.

The shares of the Company's branches at the market of telecom services of the regions are provided below.


Share of branch in revenues
(cellular communication including)
90,00%
80,00%
70,00%
60,00%
50,00%
40,00%
30,00%
20,00%
10,00%
0,00%
64,45%
83,54%
73,45%
33,79%
81,91%
50,52%
18,47%
56,83%
63,99%
59,34%
40,07%
Kirov oblast
The Republic of Maryi El
The Republic of Mordoviya
Nizhny Novgorod oblast
Orenburg oblast
Penza oblast
Samara oblast
Saratov oblast
The Republic of Udmurtiya
Ulyanovsk oblast
The Republic of Chuvashiya

The objective set for the Company in the beginning of 2004 – to maintain the share in telecom market revenues at the level of at least 70% is achieved. The Company's share in revenues is 83,7%. Moreover, in revenues from local telephone communication services and DLD it is 86,6% and 94, 7% (it was supposed to maintain it at the level of at least 75%).

OJSC "VolgaTelecom" share in revenues from providing the services of access to information resources, cellular communication, IP-telephony, multi-service networks services, etc. still remains low – about 67,56% in revenues from recording communication, 0,91% - from mobile communication services, and 13,48% - from radio broadcasting and cable TV services of the entire region.

Considerable backlog demand for new services: VPN, ISDN, leased lines, wideband access, IP-telephony, and Internet access is observed at telecom markets of the regions where the Company is operating. In the years to come it is expected that the volume of new services market will grow and in this connection OJSC "VolgaTelecom" sets the following priorities of its activity in this segment of the market:

- Further implementation of new technologies and services corresponding to the tendencies of market development and also to practical requirements of the users;

- Competitive recovery of new services, including in the area of servicing, quality and tariff policy;

- Further development of unified data transfer networks (multi-service networks) within the Volga Federal district;

- Introduction of universal cards for settlements for communication services in all the regions where the Company is operating;

- Development of special tariffs and provision of services in a "package", traditional communication services being included.

The values of the issuer's shares and its competitors for the last five accomplished fiscal years:

Name	**Country of incorporation**	**Share at the market, %**				
		2000	**2001**	**2002**	**2003**	**2004**
Company-issuer	Russia	60,2 %	57,70%	54,50%	45,60%	42%
Cellular communication operators	Russia	16,8 %	25,00%	30,40%	41,00%	46,09%
Other operators	Russia	23,0 %	17,3 %	15,1 %	13,4 %	11,91 %

Basic competitive advantages of alternative operators.

<u>In local communication segment:</u>

- ***The lack of social obligations;***
- ***Construction of its network on the basis of digital switches;***
- ***Individual approach to every customer;***
- ***Higher quality of customer service.***

<u>In DLD & ILD communication segment:</u>

Prompt reaction to market situation change;
Flexibility in relations with customers.

<u>In Internet services segment:</u>

- ***Higher quality of servicing;***
- ***Individual tariffs for every subscriber;***
- ***Individual approach to every subscriber;***
- ***Prompt reaction to market situation change;***
- ***The lack of social obligations.***

The list of factors of the issuer's competitive ability:

OJSC "VolgaTelecom" competitive advantages:

- ***Availability of well-developed infrastructure;***
- ***Financial security allowing for investing into most profitable market segments and most***

promising business trends;

- *Quality of services provision;*
- *Application properties of services;*
- *Capability to form integrated services packages.*

Essential factors that may improve the issuer's activity results:

Basic trends of the Company's activity for the development of competitive advantages are:

- *Organization of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;*
- *Efficient utilization and development of network and infrastructure resources;*
- *Improvement of organizational effectiveness;*
- *Drastic enhancement of the role of marketing and sales in decision making;*
- *Formation and provision of integrated services packages to cut customers' costs;*
- *Radical change of operation in business sector segment on the basis of long-term partnership relations and organization of active model of direct sales as one of the most important instruments in competitive struggle.*

Inter-regional multi-service data transfer network should become the Company's genuine competitive advantage (the first phase of its construction in Nizhny Novgorod oblast is already completed). The construction of this network will allow for creating virtual networks of large corporate customers in the Volga Federal district, and also for solving corporate tasks of information exchange between OJSC "VolgaTelecom" branches.

The probability of occurrence of positive factors is evaluated by the Issuer as high, and the duration of their effect depends upon general economic development of Russian Federation and telecommunications industry.

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

Full description of the issuer's management bodies and their competence in accordance with the issuer's charter (constitutive documents):
In accordance with articles 12, 13, 14, 15 of the issuer's Charter the Issuer's management bodies are:

General meeting of shareholders;
The Board of directors;
Management board;
General Director.

The issuer's shareholders (participants) general meeting competence as per its Charter (constitutive documents):
General meeting of shareholders is the Company's supreme management body.

In accordance with article 12.2 of the Issuer's Charter the competence of General meeting of shareholders covers the following issues that may not be transferred for solution to the Board of directors, the General Director or to the Management board of the Issuer:

"1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors, carried out by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

7) increase in the Company's charter capital by the increase in the shares face value, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

8) increase in the Company's charter capital by placement of additional shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

9) increase in the Company's charter capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

10) decrease in the Company's charter capital by the decrease in the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares

participating in the meeting;

11) election of the Company's Auditing committee members and early termination of their office, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's reports on profits and losses (profits and losses accounts), and also distribution of profit, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

16) passing resolution on approval of related party transactions, the resolution on which is adopted in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by the majority of three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

18) passing resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

21) passing resolution on reimbursement for the Company's account of the expenses for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not passed the resolution on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

22) release of a person, who independently or jointly with his affiliated persons acquired 30 and more percent of placed ordinary shares of the Company, from responsibility to acquire shares from other shareholders of the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting, excluding the votes by shares belonging to the specified person and his affiliated persons;

23) passing resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

24) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter."

Competence of the Board of directors (supervisory council) of the issuer in accordance with its charter (constitutive documents):

In accordance with article 13 of the Issuer's Charter the following issues are related to the competence of the Board of directors:

"13.4. The following issues are related to the competence of the Company's Board of directors:

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) approval of resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on the size of dividend on shares, on the form and the date of its payment, approval of internal document on dividends on the Company's shares;

15) the use of reserve fund and other funds of the Company;

16) approval of an internal document defining the procedures of internal control over financial and economic activity of the Company;

17) recommendations on the size of remunerations and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including definition of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision, carrying out the functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provision on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of

the Company's assets book cost defined by the data of its accounting statement as of the last report date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's balance-sheet assets cost defined by the data of its accounting statement as of the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) defining basic principles of construction of the Company's organizational structure;

23) establishment of branches, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;

25) approval of annual budgets, strategies and programs of branches development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

26) appointment of single executive body (General Director), defining the term of his/her authority, and also early termination of his/her office;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, and also early termination of the authority of the Management board members;

29) coordination of occupation by the person, carrying out the functions of singe executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;

30) permission to the person, carrying out the functions of single executive body, to combine these functions with work in paid jobs in other organizations;

31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the back office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (additional agreements), concluded with the General Director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be adopted by the Board of directors in accordance with the specified contracts;

34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other organizations by way of purchase, sales of shares, equity stake of other organizations, and also by way of making additional contributions into charter capitals of these organizations;

35) taking the decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;

36) taking the decisions on the issues of the agenda of general meetings of affiliated companies (supreme management bodies of other organizations), in which the Company is a sole participant;

37) defining the procedure of interaction of the Company with organizations in which the Company participates;

38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activity, about the Company's securities and transactions with them, the information not being publicly accessible;

40) approval of the procedure of risks management in the Company;

41) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competence of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;

42) other issues stipulated by Federal law "On joint stock companies" and the Charter."

The issues referred to the competence of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

Competence of single and collegial executive bodies of the issuer in accordance with its charter (constitutive documents):

In accordance with article 14 of the Issuer's Charter the following issues of the issuer's current activity management are related to the competence of the Management board:

"14.1. Management board is a collegial executive body organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

14.4. The following issues of the management of the Company's current activity are referred to the competence of the Company's Management board:

1) Elaboration of motions on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, motions on introducing modifications to the specified documents;

2) Approval of internal control procedures;

3) Defining staff and social policy of the Company;

4) Approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;

5) Preparation of materials and drafts of resolutions on the issues subject to consideration at the shareholders general meeting, Board of directors and presentation of the materials to the committees of the Board of directors;

6) Organizational-technical provision of the Company's bodies activity;

7) Defining technical, finance-economic and tariff policy of the Company and the branches;

8) Defining accounting policy, control over perfection of the methods of book keeping and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;

9) Defining the methods of planning, budgeting and controlling of the Company and the branches;

10) Defining the policy of ensuring the security of the Company and the branches;

11) Defining the procedure of vesting the property to the branches and taking of property settled on the branches;

12) Defining quantitative structure and appointment of members of collegial executive bodies of the branches, and also early termination of their authority, approval of Provision on a collegial executive body of a branch;

13) Preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts;

14) Approval of terms and conditions of contracts (additional agreements) concluded with the members of collegial executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified

contracts;

15) Approval of quarterly budgets of the branches, introduction of modifications into the specified documents;

16) Analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their work perfection;

17) Approval of internal documents regulating the issues within the competence of the Company's Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors;

18) Approval of the Company's organizational structure, including basic functions.

14.5. The Company's Management board also has the right to take decisions on the management of the Company's current activity on the instructions of the Company's Board of directors or at the suggestion of the Company's General Director."

In accordance with items 15.1, 15.2, 15.3, 15.4 of the Issuer's Charter the competence of the General Director covers the issues of management of the Issuer's current activity, excluding the issues related to the competence of the Issuer's General meeting of shareholders, the Board of directors and the Management board:

"15.1. General Director – single executive body carrying out the management of the Company's current activity. General Director is appointed by the Company's Board of directors.

15.2. General Director takes decisions on the issues not referred by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

15.3. General Director carries out the functions of the Chairman of the Company's Management board.

15.4. General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

15.5. The Company's Board of directors has the right at any time to take the decision on early termination of authority of the Company's General Director and cancellation of the contract with him/her."

Data on availability of the issuer's internal document establishing the rules of the issuer's corporate governance:

On March 11, 2004 (minutes № 30) the Issuer's Board of directors approved "The Code of corporate governance of OJSC "VolgaTelecom" - internal document establishing the rules of the Issuer's corporate governance and regulating the Company's relations with shareholders and investors (Supplement № 1).

The definitive text of the issuer's Code is available in the Internet at:
http://www.vt.ru/?id=3547

Data on the changes introduced into the issuer's charter during the reporting period:
During the reporting period the changes into the Charter were not introduced.

Data on availability of internal documents regulating the issuer's bodies activity.

The Issuer's internal documents regulating the activity of its bodies:

Provision on the procedure of holding general meeting of shareholders of OJSC "VolgaTelecom" approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 26, 2003 (Minutes №3).

Provision on the Board of directors of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2) with changes and addenda to the provision on the Board of directors approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 22, 2004 (Minutes №4) and on June 28, 2005 (Minutes №5);

Provision on the Management board of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2) with changes approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on 22.06.2004 (Minutes №4);

Provision on auditing committee of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2) with changes to the Provision on auditing committee approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on 22.06.2004 (Minutes №4).

Data on the changes introduced during the reporting period into internal documents regulating the activity of the issuer's bodies:
During the reporting period the changes into internal documents regulating the activity of the issuer's bodies were not introduced.

Definitive text of the Issuer's current Charter and internal documents of OJSC "VolgaTelecom" regulating the activity of the Issuer's bodies, and also approved changes and addenda to them are posted in Internet at the Company's site at:
http://www.vt.ru/?id=261
http://www.vt.ru/?id=308
http://www.vt.ru/?id=3547

5.2. Information about the persons making up the structure of the issuer's management bodies

Personal structure of every management body of the issuer specified in item 5.1 of quarterly report (excluding general meeting of shareholders).
The structure of the Board of directors of the Issuer OJSC "VolgaTelecom" elected by annual general meeting of shareholders on June 28, 2005:

Members of the Board of directors of the Issuer:

The Chairman of the Board of directors:
Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2002 - 2002***

Organization: ***OJSC "Yartelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Artelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Organization: ***OJSC Joint Stock Commercial Bank "Svyaz-Bank"***
Post: ***member of the Board of directors***

Period: ***2002 - 2005***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2002 - 2005***
Organization: ***OJSC "North West Telecom"***
Post: ***the member of the Auditing committee***

Period: ***2002 - 2005***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Management board***

Period: ***2002 – present time***
Organization: ***OJSC "MGTS"***
Post: ***member of the Auditing committee***

Period: ***2003 - 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2003 - 2005***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the General Director***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***

Post: ***member of the Management Board***

Period: ***2005 – present time***
Organization: ***OJSC "North West Telecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Southern Telecommunication Company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC JSCB "Svyaz - Bank"***
Post: ***member of the Board of directors***

Period: ***2005 –present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Members of the Board of directors:

Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - present time***
Organization: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and informatics***
Post: ***head of a chair***

Period: ***2000 –present time***
Organization: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and informatics***
Post: ***rector***

Period: ***2002 – present time***
Organization: ***Regional public association "Academy of telecommunications and informatics"***
Post: ***president (without pay)***

Period: ***2002 – present time***
Organization: ***the Volga association of engineers "TELEINFO"***
Post: ***Vice-president (without pay)***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

- ***Belyaev Konstantin Vladimirovich***

Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2002 - 2002***
Organization: ***OJSC "Yartelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Artelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Organization: ***OJSC Joint Stock Commercial Bank "Svyaz-Bank"***
Post: ***member of the Board of directors***

Period: ***2002 - 2005***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2002 - 2005***
Organization: ***OJSC "North West Telecom"***

Post: ***the member of the Auditing committee***

Period: ***2002 - 2005***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Management board***

Period: ***2002 – present time***
Organization: ***OJSC "MGTS"***
Post: ***member of the Auditing committee***

Period: ***2003 - 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2003 - 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the General Director***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management Board***

Period: ***2005 – present time***
Organization: ***OJSC "North West Telecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Southern Telecommunication Company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC JSCB "Svyaz - Bank"***
Post: ***member of the Board of directors***

Period: ***2005 –present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of

exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Bobin Maxim Victorovich
Year of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***lawyer***

Period: ***2000 – 2005***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***legal department head***

Period: ***2001 - 2002***
Organization: ***Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation***
Post: ***teacher at the chair of international law***

Period: ***2001 - 2003***
Organization: ***OJSC "Science and Production Association "Plastik"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "Abrasive factory "Ilyich"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Management company Kirovenergo"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Smolenskenergosbyt"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: OJSC ***"Vladimirskaya electric power company"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Penza electric power management company"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Bulancha Sergey Anatolievich
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2004***
Organization: ***OJSC "Surguttel"***
Post: ***General Director***

Period: ***2004 – present time***
Organization: ***OJSC "Federal agency of telecommunication"***
Post: ***deputy to CEO***

Period: ***2004 – present time***
Organization: ***OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***

Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "Karachayevo - Cherkesskelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Ivtelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Kaluga oblast***
Post: ***Chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director – chief of the sector of Corporate Management Department***

Period: ***2000 - present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Rostov oblast***
Post: ***member of the Board of directors***

Period: *2000 - 2000*
Organization: *OJSC "Svyazinform" of Penza oblast*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of Penza oblast*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of the Republic of Adygei*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of Ulyanovsk oblast*
Post: *member of the Board of directors*

- Equity stake in charter capital of the issuer: *0,00122%*
Stake of the issuer's ordinary shares: *0,00082%*
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

- ***Degtyarev Valeryi Victorovich***
Year of birth: *1957*
Education: ***higher education***

Posts held during the last 5 years:
Period: *2000 - 2000*
Organization: *CJSC "Metrocom"*
Post: ***director of marketing and development department***

Period: *2000 - 2000*
Organization: *CJSC "Comcor -TV"*
Post: ***first deputy to the General Director***

Period: *2000 - 2001*
Organization: *LLC "DTS"*
Post: ***deputy to the General Director***

Period: *2001 - 2001*
Organization: *CJSC "Company TransTeleCom"*
Post: ***advisor to president***

Period: ***2001 – present time***

Organization: ***CJSC "Professional Telecommunications"***
Post: ***General Director***

Period ***2004 – present time***
Organization: ***OJSC "Tetrasvyaz"***
Post: ***General Director***

Period: ***2001 – present time***
Organization: ***CJSC "Professional Telecommunications"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***CJSC "Radiotel"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Kulikov Denis Victorovich
Year of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***SRO "NAUFOR"***

Post: *expert of department for investors' rights protection*

Period: *2000 - 2002*
Organization: *CJSC "NAUC «NAUFOR"*
Post: *expert of consulting center*

Period: *2002 - 2005*
Organization: *OJSC "Bryanskenergo"*
Post: *member of the Board of directors*

Period: *2003 - 2003*
Organization: *OJSC "Kalugaenergo"*
Post: *member of the Board of directors*

Period: *2001 –present time*
Organization: *Association for investors' rights protection*
Post: *expert*

Period: *2002 – present time*
Organization: *OJSC "Cherepetskaya state district power plant"*
Post: *member of the Board of directors*

Period: *2002 – 2004*
Organization: *OJSC "Ryazanenergo"*
Post: *member of the Board of directors*

Period: *2003 – 2004*
Organization: *OJSC "Kurskenergo"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Pechorskaya state district power plant"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Southern Telecommunication Company"*
Post: *member of the Board of directors*

Period: *2005 – 2005*
Organization: *OJSC "Vladimirskaya electric power company"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC "Penzenskaya electric power generating company"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***CJSC "PeterStar"***
Post: ***General Director***

Period: ***2001 - 2003***
Organization: ***OJSC "Rostelecom"***
Post: ***General Director***

Period: ***2001 - 2003***
Organization: ***OJSC "Rostelecom"***
Post: ***chairman of the Management board***

Period: ***2001 - 2003***
Organization: ***non- government pension fund "Rostelecom- Garantiya"***
Post: ***member of the fund's council***

Period: ***2001 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2001 - 2003***
Organization: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***CJSC "Globaster – Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "RTCom.RU"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***

Organization: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***CJSC "Interfax -Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "RTK-Leasing"***
Post: ***chairman of the Board of directors***

Period: ***2003 - 2004***
Organization: ***OJSC "North West Telecom"***
Post: ***General Director***

Period: ***2003 - 2004***
Organization: ***OJSC "North West Telecom"***
Post: ***chairman of the Management board***

Period: ***2004 - 2004***
Organization: ***OJSC "North West Telecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***Non-commercial partnership "The center of investigation of telecommunication problems"***
Post: ***member of the council of the partnership***

Period: ***2004 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2004 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***first deputy to the General Director***

Period: ***2004 – present time***
Organization: ***OJSC "Telecominvest"***
Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Organization: ***Interregional commercial bank of development of telecommunication and informatics (Open Joint Stock Company)***
Post: ***member of the Board of directors***

Period: ***2005 – present time***

Organization: ***OJSC of domestic and international long-distance electric communication "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Southern Telecommunication Company"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Slizen Vitalyi Alexandrovich
Year of birth: ***1970***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 – 2001***
Organization: ***OJSC "Telecominvest"***

Post: *director of division of fixed-line communication, director of department for development of fixed-line communication projects*

Period*: 2001 – 2004*
Organization: *OJSC "Interregional TransitTelecom"*
Post: *first deputy to the General Director*

Period: *2004 – present time*
Organization: *Ministry of information technologies and telecommunication of Russian Federation*
Post: *director of department for state policy in the sphere of information and communication technologies*

Period: *2000 – 2001*
Organization: *CJSC "Web Plus"*
Post: *member of the Board of directors*

Period: *2000 – 2001*
Organization: *CJSC "Saint-Petersburg payphones"*
Post: *member of the Board of directors*

Period: *2000 – 2001*
Organization: *OJSC "National payphone network"*
Post: *member of the Board of directors*

Period: *2000 – 2001*
Organization: *OJSC "Telecominvest"*
Post: *member of the Management board*

Period: *2000 – 2001*
Organization: *CJSC "Petersburg TransitTelecom"*
Post: *member of the Board of directors*

Period: *2000 – 2002*
Organization: *CJSC "Saint-Petersburg informational company"*
Post: *member of the Board of directors*

Period: *2002 – 2004*
Organization: *OJSC "Interregional TransitTelecom"*
Post: *member of the Board of directors*

Period: *2001 – 2004*
Organization: *OJSC "Interregional TransitTelecom"*
Post: *member of the Management board*

Period: *2003 – 2004*
Organization: *CJSC "NevaLine"*
Post: *member of the Board of directors, chairman of the Board of directors*

Period: *2004 – 2005*

Organization: ***OJSC "Moscow cellular communication"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Dagsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***SRO NAUFOR***
Post: ***member of the Management board***

Period: ***2000 – 2003***
Organization: ***Association for the investors' rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***2000 - 2000***
Organization: ***SRO NAUFOR***

Post: *head of the Department of the investors' rights protection*

Period: *2000 - 2002*
Organization: *SRO NAUFOR*
Post: *director of NAUFOR consulting center*

Period: *2000 - 2001*
Organization: *SRO NAUFOR*
Post: *head of the Department for infrastructure and competition at the securities market*

Period: *2002 - 2003*
Organization: *OJSC "Kalugaenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *Association for the investors' rights protection*
Post: *deputy to the executive director*

Period: *2002 - 2003*
Organization: *OJSC "Astrakhanenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Kurskenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Sverdlovenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *OJSC "Omskenergo"*
Post: *member of the Board of directors*

Period: *2002 – 2004*
Organization: *OJSC "Nizhnovenergo"*
Post: *member of the Board of directors*

Period: *2003 - 2004*
Organization: *OJSC "Kubanenergo"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "United Financial Group"*
Post: *executive director of corporate finances department*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2004 - 2005*
Organization: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***Association for investors' rights protection***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of liquidity increase program of the Department of securities***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinvest"***
Post: ***head of the sector for investors' relations, development of shares secondary market of the securities Department***

Period: ***2000 - 2001***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***chairman of the Board of directors***

Period: ***2001 – 2004***
Organization: ***OJSC "Svyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: *2002 - 2003*
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of the Department of securities***

Period: *2003 - 2004*
Organization: ***OJSC "Lensviayz"***
Post: ***member of the Board of directors***

Period: *2003 - present time*
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: *2003 - present time*
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: *2003 - present time*
Organization: ***OJSC "Svyazinvest"***
Post: ***director of the Department of stock capital***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Single executive body and also the members of the issuer's collegial executive body:

Personal structure of the Issuer's collegial executive body – the Management board:

The Chairman of the Management board:

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: *2000 - 2002*
Organization: ***technical node of trunk communication and TV № 3 of branch of OJSC of DLD and ILD communication "Rostelecom"***
Post: ***director of technical node - 3***

Period: *2002 - 2003*
Organization: ***branch of OJSC "Rostelecom" – territorial center of DLD communication and TV № 5 (TCDLDC – 5)***
Post: ***director of General directorate of TCDLDC – 5***

Period: ***2003 - 2005***
Organization: ***the Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***Non-commercial Partnership "Center of investigation of telecommunications development problems"***
Post: ***chairman of the partnership***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Members of the Management board:

Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 – 2001***
Organization: ***LLC "Avantage – NN"***
Post: ***director***

Period: ***2001 – 2002***
Organization: ***LLC "Avtozvuk"***

Post: ***deputy to the director for personnel management***

Period: ***2002 – 2003***
Organization: ***CJSC "Sormovskaya confectionery plant"***
Post: ***chief of the sector for personnel management and staff training***

Period: ***2004 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of the sector for assessment and development of personnel of the Department of human resources management of the General directorate,***
Director of the Department of human resources management of the General directorate

Period: ***2005 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***acting deputy to the General Director of the joint-stock company – personnel director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company – personnel director***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Ganeeva Alla Albertovna
Year of birth: ***1951***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of sector of communication networks service of the Department of communication***

Period: ***2000 - 2000***
Organization: ***OJSC "MGTS"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Elektrosvyaz" of Moscow oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinform" of the Republic of Mordoviya***

Post: ***chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "Novocom"***
Post: ***member of the auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2000 - 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for capital construction***

Period: ***2005 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company for capital construction***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Republic of Mordoviya***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Chuvash Republic***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***

Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Kirillov Alexander Ivanovich
Year of birth: ***1956***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 – 2005***
Organization: ***CJSC "Pulse - Radio – Yoshkar-Ola"***
Post: ***chairman of the Board of directors***

Period: ***2000 – 2005***
Organization: ***CJSC "Pulse - Radio"***
Post: ***chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Martelcom" of Maryi El Republic***
Post: ***General Director***

Period: ***2002 – 2004***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director - director of the branch in Maryi El Republic***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Martelcom" branch of Maryi El Republic***

Period: ***2004 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director (technical director)***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director of the joint-stock company – technical director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2005 – 2005***

Organization: ***OJSC "Tatincom –T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Ulyanovsk-GSM"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***0,06681%***
Stake of the issuer's ordinary shares: ***0,08757%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Kormilitsyna Lyudmila Alexeevna
Year of birth: ***1955***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***OJSC "Rostovelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Svyazinvest»***
Post: ***head of sector of communication department***

Period: ***2000 - 2002***
Organization: ***OJSC "Yamalelektrosvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinform" of Penza oblast***
Post: ***chairman of the Board of directors***

Period: ***2001 - 2005***
Organization: ***OJSC "Svyazinvest»***
Post: ***deputy to the director of communication department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***

Post: ***member of the Management board***

Period: ***2003 - 2003***
Organization: ***OJSC "Southern Telecom Company"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest»***
Post: ***deputy to the chief of sector of representatives of corporate governance Department***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***technical node of trunk communication and TV № 3 of branch of OJSC of DLD and ILD communication "Rostelecom"***
Post: ***director of technical node - 3***

Period: ***2002 - 2003***
Organization: ***branch of OJSC "Rostelecom" – territorial center of DLD communication and TV № 5 (TCDLDC – 5)***
Post: ***director of General directorate of TCDLDC – 5***

Period: ***2003 - 2005***
Organization: ***the Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***Non-commercial Partnership "Center of investigation of telecommunications development problems"***
Post: ***chairman of the partnership***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Petrov Mikhail Victorovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***CJSC "Saratov – Mobile"***
Post: ***General Director***

Period: ***2001 – present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***General Director***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***chairman of the Management board***

Period: ***2003 – present time***
Organization: ***CJSC "Orenburg GSM"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***

Organization: ***CJSC "Ulyanovsk GSM"***
Post: ***chairman of the Board of directors, member of the Board of directors***

Period: ***2003 –2005***
Organization: ***OJSC "Tatincom – T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Tatincom – T"***
Post: ***chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Saratov Mobile"***
Post: ***member of the Board of directors***

Period: ***2004 – 2004***
Organization: ***LLC "Udmurtskie cellular networks - 450"***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for mobile communication***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company (pluralistically)***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "RTCOM"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Pozdnyakov Denis Vyacheslavovich
Year of birth: ***1976***
Education: ***higher education***

Posts held during the last 5 years:
Period: *2000 - 2001*
Organization: *CJSC "Lenteplosnab"*
Post: *adviser*

Period: *2001 – 2001*
Organization: *CJSC "Lenteplosnab"*
Post: *head of financial department*

Period: *2001 – 2002*
Organization: *CJSC "Lenteplosnab"*
Post: *deputy to the General Director for finances and economics*

Period: *2002 – 2002*
Organization: *State Unitary Enterprise "St.Petersburg fuel and energy complex"*
Post: *chief of Treasury of the sector of Finance department of the office of the director for finances*

Period: *2002 – 2002*
Organization: *State Unitary Enterprise "St.Petersburg fuel and energy complex"*
Post: *director for finances*

Period: *2002 – 2003*
Organization: *State Unitary Enterprise "St.Petersburg fuel and energy complex"*
Post: *first deputy to the General Director (for finances and economics)*

Period: *2004 –2005*
Organization: *OJSC "Regional communal investments", Moscow*
Post: *director for economics and finances*

Period: *2005 – 2005*
Organization: *OJSC "VolgaTelecom"*
Post: *adviser for economics and finances of the General directorate management*

Period: *2005 – 2005*
Organization: *OJSC "VolgaTelecom"*
Post: *first deputy to the General Director for economics and finances of the General directorate*

Period: *2005 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *first deputy to the General Director of the joint-stock company for economics and finances*

Period: *2005 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *2005 – present time*
Organization: *CJSC "NCC"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *CJSC "RTCOM"*
Post: *member of the Board of directors*

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "Razvitie"***
Post: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of general accounting department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of general accounting department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of the General Directorate***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

The issuer's single executive body: ***Omelchenko Sergey Valerievich***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***technical node of trunk communication and TV № 3 of branch of OJSC of DLD and ILD communication "Rostelecom"***
Post: ***director of technical node - 3***

Period: ***2002 - 2003***
Organization: ***branch of OJSC "Rostelecom" – territorial center of DLD communication and TV № 5 (TCDLDC – 5)***
Post: ***director of General directorate of TCDLDC – 5***

Period: ***2003 - 2005***
Organization: ***the Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***Non-commercial Partnership "Center of investigation of telecommunications development problems"***
Post: ***chairman of the partnership***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

All kinds of remunerations that were paid by the issuer for 2004 fiscal year to the issuer's Board of directors members:

The amount of income of all members of the Board of directors for 2004: ***22 825 950 rubles***
The remuneration of the members of the Board of directors for 2004 is defined in accordance with the Provision on the Board of directors and amounts to 21 605 080 rubles. Member of the Board of directors – Lyulin V.F. is a staff member of OJSC "VolgaTelecom" and is also a member of the Issuer's Management board. His income as a staff member is reflected in the amount of income of the Management board members.

The Committee for corporate governance with the Board of directors.
Remuneration to the members of the Committee for corporate governance with the Issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 356 087 rubles.

The Committee for strategic development with the Board of directors.
Remuneration to the members of the Committee for strategic development with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 356 087 rubles.

The Committee for staff and rewards with the Board of directors.
Remuneration to the members of the Committee for staff and rewards with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 288 261 ruble.

The Committee for audit with the Board of directors.
Remuneration to the members of the Committee for audit with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 220 435 rubles.

Information about existing arrangements as regards such payments in 2005:

Members of the Company's Board of directors during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.
Quarterly remuneration of a member of the Board of directors is decreased by:
30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;
100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to norms (percent):

- of EBITDA of the Company by IFRS accounting statement data for the reporting year;

- of the Company's net profit by the results of the reporting year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Boar d of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Norms (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified structure of the Board of directors.

Annual general meeting of shareholders of OJSC "VolgaTelecom" held on June 28, 2005 considered the issue of determining the size of remuneration to the Issuer's Board of directors members and the following resolution was passed:

"To approve the following norms (percent) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at the specified annual general meeting of shareholders:

- in the amount of 0,115% (one hundred fifteen thousandth of percent) of the Company's EBITDA by IFRS accounting statement data for 2005;

- in the amount of 0,164% (one hundred sixty-four thousandth of percent) of the Company's net profit, allocated to the payment of dividends by the results of 2005."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of 40 000 rubles (for the participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs carried out by the Company.

All kinds of remunerations that were paid by the issuer for 2004 fiscal year to the issuer's Management board members:

The amount of income of all members of the Management board for 2004: ***40 663 384 rubles***

All kinds of remunerations to the issuer's Management board members for 2004 are 40 663 384 rubles and represent the following types of payments:

Remuneration to the members of the Management board for 2004 is defined in accordance with the Provision on Management board and amounts to 7 863 216 rubles.

Payments to the Management board members who are staff employees of OJSC "VolgaTelecom" in the amount of 32 800 168 rubles, including:

Salary in the amount of 16 192 124 rubles.

Bonuses in the amount of 13 729 876 rubles.

Compensation of expenses in the amount of 113 351 ruble.

Dividends in the amount of 1 311 037 rubles.

Other property grantings in the amount of 1 453 780 rubles.

Member of OJSC "VolgaTelecom" Management board – Lyulin V.F. is also a member of the

Issuer's Board of directors. Remunerations received by him from the Board of directors are reflected in the amount of payments to the members of the Board of directors".

Information about existing arrangements as regards such payments in 2005:

The members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the resolution of the Company's Board of directors in accordance with the Provision on remuneration of OJSC "VolgaTelecom" Management board members, the specified Provision being approved by the Board of directors on March 26, 2005 (Minutes №26).

The Management board members are entitled to participate in option programs carried out by the Company.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity

Full description of the structure of the bodies controlling the issuer's financial-economic activity and their competence in accordance with the issuer's charter (constitutive documents):

In accordance with article 17 of OJSC "VolgaTelecom" Charter the control over the Company's financial-economic activity is carried out by the following control authorities:

Auditing committee (independent control body of the Company elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders and consisting of 5 persons.);

Structural subdivision - Department of internal audit, performing the functions of internal control;

And also an independent auditor is involved.

"The competence of the Auditing committee comprises:
- Checking of reliability of the data contained in reports and other financial documents of the Company;
- Revealing the facts of infringement of procedures of book keeping and presenting the financial reporting established by legal acts of the Russian Federation;
- Checking of observance of legal norms during calculation and payment of taxes;
- Revealing the facts of infringement of legal acts of Russian Federation according to which the Company carries out its financial and economic activity;
- Evaluation of expediency of financial and economic operations of the Company.
17.2.3. Checking (audit) of financial and economic activity of the Company by the Auditing committee is carried out by the results of the Company's activity for a year.
Checking (audit) of financial and economic activity of the Company is carried out also at any time:
On the initiative of the Auditing committee of the Company;
By the resolution adopted by the general meeting of shareholders of the Company;
By the decision of the Board of directors of the Company;
At the request of a shareholder (shareholders) of the Company owning in aggregate at least 10 percent of the Company's voting shares on all issues of the competence of the general meeting of shareholders as of the date of the request submitting.
17.2.4. At the request of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activity of the Company.
17.2.5. The procedure of activity of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders."
17.3. In order to secure permanent internal control of all economic operations in the Company,

the special structural sub-division is created in the Company, not dependent on agencies of the Company. Its activity is supervised directly by the Board of directors of the Company.
The functions of the specified structural sub-division, the due procedure of its activity, the procedure of appointment of the workers, requirements to them are defined by an internal document approved by the Board of directors of the Company.
17.4. For checking and confirming the correctness of the annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.
17.4.1. An auditor carries out auditing of financial and economic activity of the Company according to legal acts of Russian Federation on the basis of the contract concluded with it.
17.4.2. The General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, include the size of payment for its services, and are approved by the Board of directors of the Company.
17.4.3. Auditing of the Company's activity should be carried out at any time on demand of shareholders with cumulative share in the authorized capital of 10 percent or more. Shareholders - initiators of auditing submit a written requirement to the Board of directors which should contain the cause of requirement, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his authorized proxy. If the requirement is signed by the authorized proxy, the document confirming his power of attorney should be enclosed too."

Information about availability of the issuer's internal document laying down the rules on preventing the insider dealings:

The definitive text of the effective wording of the internal document laying down the rules on preventing the insider dealings is specified in Supplement № 2 and is available at the Company's site in the Internet at: http://www.vt.ru/?id=3547

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity

The structure of the Company's Auditing committee

The Auditing committee consists of 5 persons:

Golubitskyi Bogdan Ivanovich
Year of birth: *1979*
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***OJSC "Svyazinvest"***
Post: ***specialist of 1-st category of the sector of analysis, forecasting and summary planning of business processes of the department of economic forecasting and summary planning***

Period: ***2001 – 2002***
Organization: ***OJSC "Svyazinvest"***
Post: ***leading specialist of the sector of economic planning and budgeting of the department of economic and tariff policy***

Period: ***2002 – 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of economic planning and budgeting of the department of economic and tariff policy***

Period: ***2003 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of budgeting of the department of economic planning and budgeting***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of budgeting of the department of economic planning and budgeting***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

- Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Zubova Tatiana Yurievna
Year of birth: ***1960***
Education: ***higher education***

- Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***chief of the sector of reporting of the department of accounting and reporting***

Period: ***2003 – 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***contract labor in the sector of methodology of the department of accounting records***

Period: ***2003 – 2004***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of methodology of the department of accounting records***

Period: ***2004 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the chief of the sector of methodology of the department of accounting records***

Period: ***2005 – present time***
Organization: ***CJSC "Startcom"***
Post: ***auditor***

Period: ***2005 – present time***
Organization: ***CJSC "Yeniseitelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Kachurin Alexander Vladimirovich
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***branch of LL Bank "MENATEP St.P" in Voronezh city***
Post: ***specialist, senior specialist of the sector of crediting***

Period: ***2003 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of treasury of the department of finances***

Period: ***2004 – 2005***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Auditing committee***

Period: ***2004 – 2005***
Organization: ***CJSC JSCIB "Pochtobank"***
Post: ***member of the Auditing committee***

Period: ***2004 – 2005***
Organization: ***CJSC "Yeniseitelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "North-West Telecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***CJSC "STeC GSM"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Koroleva Olga Grigorievna
Year of birth: ***1950***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***LLC "Audit-center"***
Post: ***director***

Period: ***2001 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of methodology of the department of accounting records***

Period: ***2003 - 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the chief accountant***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2003 - 2004***
Organization: ***CJSC "Vladimir-Teleservice"***
Post: ***member of the Auditing committee***

Period: ***2003 - 2004***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Giprosvyaz"***
Post: ***chairman of the Auditing committee***

Period: *2005 – present time*
Organization: *OJSC "Uralsvyazinform"*
Post: *chairman of the Auditing committee*

Period: *2005 – present time*
Organization: *OJSC "Central telegraph"*
Post: *chairman of the Auditing committee*

Period: *2005 – present time*
Organization: *OJSC "Dalsvyaz"*
Post: *chairman of the Auditing committee*

Period: *2005 – present time*
Organization: *CJSC "MC NTT"*
Post: *chairman of the Auditing committee*

Period: *2005 – present time*
Organization: *OJSC "AEROCOM"*
Post: *chairman of the Auditing committee*

Period: *2005 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *chairman of the Auditing committee*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Feoktistova Nataliya Vadimovna
Year of birth: ***1966***
Education: ***higher education***

Posts held during the last 5 years:
Period: *2000 –2002*
Organization: *OJSC "Elektrosvyaz" of Ulyanovsk oblast*
Post: *member of the Board of directors*

Period: *2000 - 2003*
Organization: *OJSC "Svyazinvest"*
Post: *main specialist of legal provision department*

Period: *2001 –2002*
Organization: *OJSC "Kirovelektrosvyaz"*
Post: *member of the Board of directors*

Period: *2003 – 2005*

Organization: ***OJSC "Svyazinvest"***
Post: ***head of the group for operation with affiliated companies of legal provision department***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***head of sector of legal provision department***

Period: ***2004- present time***
Organization: ***OJSC "JSC Mobiltelecom"***
Post: ***member of the Board of directors***

Period: ***2005 –2005***
Organization: ***Open Joint Stock Company "Information technologies of communication"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Mobitel"***
Post: ***auditor***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

As of 31.12.05 the Department of internal audit with the General Directorate of OJSC "VolgaTelecom" consists of 8 persons:

Zuikina Tatiana Victorovna
Year of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***Municipal enterprise "Tomskvodokanal"***
Post: ***chief accountant***

Period: ***2003 – 2004***
Organization: ***Municipal unitary enterprise "Vodokanal", Nizhny Novgorod city***
Post: ***chief accountant***

Period: *2004 – 2004*
Organization: ***Ministry of fuel and energy, municipal housing economy department***
Post: ***deputy to the sector's chief***

Period: ***2004 - 10.2005***
Organization: ***OJSC Istra's road-building department***
Post: ***deputy to the director for economics***

Period: ***10.2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Ivashova Lyudmila Alexandrovna
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***LLC "Inko-Lanns"***
Post: ***deputy to the director***

Period: ***2000 – 03.2004***
Organization: ***OJSC "Gorky Railroad"***
Post: ***chief accountant of general service department***

Period: ***03.2004 – 08.2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Period: ***08.2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post***: chief of methodology sector of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***

The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Lyubimtsev Andrey Vladimirovich
Year of birth: ***1980***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***CJSC "MotoTekhService"***
Post: ***accountant***

Period: ***2001 – 2003***
Organization: ***Federal Service of Tax police of Russian Federation (expert service of the department of tax police of Moscow)***
Post: ***expert-economist***

Period: ***2003 – 2004***
Organization: ***LLC "Audit company "Megapolis Trust", Moscow***
Post: ***auditor***

Period: ***2004 – 12.2005***
Organization: ***OJSC "State leasing company "ROSAGROLEASING", Moscow***
Post: ***main specialist of the sector of control and internal audit***

Period: ***12.2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of the sector of internal control of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Feklin Alexander Vasilievich
Year of birth: ***1947***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of auditing section***

Period: ***2003 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Period: ***06.2005 – 12.2005***

Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***0,000009%***
Stake of the issuer's ordinary shares: ***0,000011%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Tsyrkov Vladimir Venedictovich
Year of birth: ***1952***
Education: ***higher education***

Post held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***solo trader***
Post: ***accountant***

Period: ***2002 – 2003***
Organization: ***LLC "F1-Group"***
Post: ***auditor***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist in taxes***

Period: ***2003 – present time***

Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Ablyasov Vladimir Pavlovich
Year of birth: ***1967***
Education: ***higher education***

Post held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***Inspection of Taxation Ministry for Avtozavodskyi district of Nizhny Novgorod city***
Post: ***tax inspector of 2-nd rank***

Period: ***2002 – 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***inspector-auditor of auditing section***

Period: ***2002 – 11.2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Period: ***11.2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Bryskina Olga Vyacheslavovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:

Period: *2000 - 2000*
Organization: ***LLC "Tekhnos-M"***
Post: ***accountant***

Period: *2000 – 2002*
Organization: ***LLC "Konfid-Audit"***
Post: ***guidance counselor***

Period: *2002 – 2003*
Organization: ***LLC "Nizhegorodgazaudit"***
Post: ***assistant to an auditor***

Period: *2003 – 2004*
Organization: ***LLC "Audit Company "Yumita"***
Post: ***chief accountant***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
The quantity of shares of affiliated or dependent company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's affiliated or dependent company: ***affiliated/dependent companies did not issue options***
The nature of any kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

All types of remunerations paid by the issuer for 2004 fiscal year to each body of control over the issuer's financial-economic activity.

The amount of income of the members of the Auditing committee for 2004 was ***5 285 842 rubles.***
The payments to the members of the Auditing committee in 2004 consist of remuneration, defined in accordance with the Provision on the Auditing committee in the amount of 5 285 842 rubles. Member of the Auditing committee Feklin A.V. is a staff employee of the Department of internal audit and control of the issuer. His income as a staff employee is reflected in the amount of income of the employees of the Department of internal audit and control of OJSC "VolgaTelecom".

For the Auditing committee's work (including for holding sessions of the Auditing committee and for the time of carrying out audits) the Issuer provides premises equipped with office appliances (telephones, faxes, computers, printers and other office appliances at the reasonable request of the Auditing committee's chairman). The premises provided should be located so that they made no hindrances in the Auditing committee's work.

The Auditing committee at the expense of the Issuer is provided with stationery and other expendable materials in the amount necessary for the Auditing committee's activity.

The members of the Auditing committee are compensated all confirmed expenses related to

their execution of their duties of the members of the Auditing committee.
The members of the Auditing committee in the period of their execution of their duties are paid quarterly remuneration in the amount of 150 000 rubles to each of them.
The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred, is paid proportionally to the time worked in the quarter.

The amount of income of the employees of the Department of internal audit and control of the issuer for 2004 was ***2 015 970 rubles.***
The remuneration consists of income of the Issuer's staff employees including salary in the amount of 1 125 827 rubles in accordance with staffing table, bonuses in the amount of 763 562 rubles, compensation of expenses in the amount of 16 752 rubles and other income from the Issuer in the amount of 109 829 rubles. Feklin A.V. - the employee of the Department of internal audit and control is also a member of the Issuer's Auditing committee and his remunerations as a member of the Auditing committee are reflected in the payments to the members of the Auditing committee of the Issuer.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

In this reporting period the information is not provided.

5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter (reserve) capital (share fund)

The issuer's obligations relating to the opportunity of the issuer's employees (workers) to participate in its charter capital:
The Issuer has no obligations to the employees (workers) related to their opportunity to participate in the Issuer's charter capital.

Information about granting or possibility of granting of the issuer's options to the issuer's employees (workers): ***The Issuer did not float options.***

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of persons registered in the issuer's shareholders register as of the date of the end of the reporting quarter: ***28 646***
Total number of the nominee holders of the issuer's shares: ***24***

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter (reserve) capital (share fund) or at least 20% of their common stock

1. Full and abbreviated brand names:
Open Joint Stock Company "Investment company of communication"
OJSC "Svyazinvest"
Location: ***119121, Moscow, Pluyshchikha str., 55, bld. 2***
Taxpayer Identification Number: ***7710158355***
The size of the issuer's participant (shareholder) stake in the issuer's charter capital: ***38,0035%***
The size of the stake of the issuer's common stock: ***50,6704%***

Shareholders (participants) possessing at least 20% of the charter capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated brand names:
Mustcom Limited
Location:
3 Themistoklis Dervis
Street Julia House
CY – 1066 Nicosia,
Cyprus
Size of share in the charter capital of the issuer's shareholder (participant): ***25%+1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%+1 share
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated brand names:
Russian Federation represented by Federal agency for federal property management
Ros.imushchestvo
Location: ***103865, Moscow, Nikolskyi pereulok, 9***
Taxpayer Identification Number: ***7710542402***
Size of share in the charter capital of the issuer's shareholder (participant): ***75% - 1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
75% - 1 share
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

2. Full and abbreviated brand names:
Lindsell Enterprises Limited
Location:
Cyprus, 2-4 Archbishop Mackarios III
Avenue Capital Center, 9-th floor
Cyprus, Nicosia 1505
The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***5,4815 %***
The size of the stake of the issuer's ordinary shares: ***0 %***

Shareholders (participants) possessing at least 20% of the charter capital or at least 20% of ordinary stock of the issuer's shareholder (participant):
The Issuer does not have the specified information.

Nominee holders in favor of which the issuer's shares making up at least 5% of the issuer's charter capital or at least 5% of the issuer's ordinary stock are registered in the issuer's shareholders

register:

3. Full and abbreviated brand names:
(Nominee shareholder)
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY)
"ING BANK (Eurasia) CJSC"
Location:
127473, Moscow, Krasnoproletarskaya str., 36
Contact phone: ***(095) 755-54 00***
Fax: ***(095) 755-54 99***
E-mail address: mail@ibimos.ru
Number, issue date and validity term of the license of professional participant at the securities market:
№ 077-07405-001000 of 23.01.2004 – securities management activity
Till 23.01.2007.
Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***
The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***57 580 539 pieces***

4. Full and abbreviated brand names:
(Nominee shareholder)
Closed Joint Stock Company "Depositary – Clearing Company"
CJSC "DCC"
Location:
115162, Moscow, Shabolovka str., 31, structure Б
Contact phone: ***(095) 956-09 99; 411-83 38***
Fax: ***(095) 232-68 04; 411-83 37***
E-mail address: dcc@dcc.ru
Number, issue date and validity term of the license of professional participant at the securities market:
№ 177-06236-000100 of 09.10.2002 – depositary activity
Without limitation of validity term
№ 177-06229-000010 of 07.10.2002 – clearing activity
Without limitation of validity term
Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***
The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***15 534 987 pieces***

6.3. Data on participation share of the state or municipal organization in the issuer's Charter (reserve) capital (share fund), availability of special right ("golden share")

The size of the stake of the issuer's charter capital being in state (federal) property: ***0,6004232 %***
Full brand name: ***Specialized government agency with Russian Federation government "Russian Fund of Federal property"***
Location: ***119049, Moscow, Leninskyi avenue, 9***
The size of the stake of the issuer's charter capital being in state ***(RF subjects)*** property: ***0,0000015 %***
Full brand name: ***State unitary enterprise of Nizhny Novgorod oblast***

Regional agency of investments promotion
Location: ***603086, Nizhny Novgorod city, Sovnarkomovskaya str., 13***

The availability of the special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company (of "golden share"):
Special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company (of "golden share") is not stipulated.

6.4. Data on limitations for participation in the issuer's Charter (reserve) capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes granted to one shareholder.
According to Russian Federation legislation or to other regulations of Russian Federation there are no limitations of the stake of participation of foreign entities/persons in the issuer's charter capital.
There are no other limitations related to participation in the issuer's charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock

Structures of the issuer's shareholders (participants) who possessed at least 5% of the issuer's charter capital or at least 5% of the issuer's ordinary stock as defined of the date of the list of persons/entities who had the right to participate in every general meeting of the issuer's shareholders (participants) held during the last 5 accomplished fiscal years preceding the end date of the reporting quarter as per the list of persons/entities who had the right to participate in every of such meetings.

On June 28, 2000 annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 1, 2000.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –**	**18,3%**	**20,9%**
	nominee shareholder : RED HAND INVESTMENTS LIMITED	**8,4%**	**11,2%**
3.	**Closed Joint Stock Company**	**5,5%**	**1,3%**

		5,2%	0,9%
4.	**ING BANK (EURASIA) CJSC – ING DEPOSITORY – nominee shareholder: The Bank of New York International Nominees**	9,0%	12,0%
		9,0%	12,0%

On June 25, 2001 annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" – nominee shareholder : RED HAND INVESTMENTS LIMITED	18,5%	21,2%
		8,4%	11,2%
3.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") - nominee shareholder	5,0%	1,6%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY – nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%
		9,0%	12,0%

On November 9, 2001 extraordinary general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – September 10, 2001.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" – nominee shareholder : RED HAND INVESTMENTS LIMITED	18,3%	21,0%
		8,4%	11,2%

3.	**ING BANK (EURASIA) CJSC – ING DEPOSITORY –**	**9,0%**	**12,0%**
	nominee shareholder: The Bank of New York International Nominees	**9,0%**	**12,0%**

***On June 28, 2002** annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 9, 2002.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0 %**	**50,7%**
2.	**"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company) – nominee shareholder:**	**10,1%**	**13,0%**
	- "JP MORGAN CHASE BANK"	**8,4%**	**11,1%**
3.	**Closed Joint Stock Company "Bank Credit Swiss First Boston AO" - nominee shareholder:**	**18,8%**	**21,0%**
	- RED HAND INVESTMENTS LIMITED	**8,4%**	**11,2%**
4.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC")- nominee shareholder**	**8,9%**	**8,1%**

***On February 12, 2003** extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – December 26, 2003.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC")- nominee shareholder**	**9,7%**	**7,0%**
3.	**"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)- nominee shareholder**	**15,0%**	**15,9%**

On March 26, 2003 joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC")- nominee shareholder**	**10,0%**	**7,3%**
3.	**"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company) - nominee shareholder**	**14,8%**	**15,6%**

On June 27, 2003 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") - nominee shareholder**	**9,9%**	**6,6%**
3.	**"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company) – nominee shareholder:**	**18,4%**	**18,8%**
	- "JPMORGAN CHASE BANK"	**5,3%**	**7,1%**

On June 22, 2004 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 3, 2004.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %

1.	**Open Joint Stock Company "Investment company of communication"** **(OJSC "Svyazinvest")**	38,0%	50,7%
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") - nominee shareholder**	8,9%	5,4%
3.	**"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company) – nominee shareholder:**	17,3%	19,8%
	- "JP MORGAN CHASE BANK"	9,1%	12,2%

***On June 28, 2005** annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 10, 2005.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	**Open Joint Stock Company "Investment company of communication"** **(OJSC "Svyazinvest")**	38,0%	50,7%
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") - nominee shareholder**	8,3%	5,1%
3.	**"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company) – nominee shareholder:**	18,9%	22,3%
	- "JP MORGAN CHASE BANK N.A."	11,5%	15,3%
4.	**Lindsell Enterprises Limited**	6,2%	1,2%

6.6. Data on related party transactions made by the issuer

Total quantity and the total amount in monetary terms of related party transactions approved by each management body of the issuer based on the results of the last reporting quarter:

In the reporting quarter the issuer made 26 related party transactions approved by the Company's Board of directors.

	Number of transactions, pieces	*Volume of transactions*

	Rubles	*US$*	*Euro*	*Rubles (VAT inclusive)*	*US$*	*Euro*
Total number of made related party transactions (approved by the Issuer's Board of directors)	21	4	1			
Total amount in monetary terms of made related party transactions (approved by the Issuer's Board of directors), rubles				**816 921 813,83,** out of them 4 contracts of guarantee for 771 000 000,00	**14 859 863,42**	**396 152,17**
Total:	*26*					

The Issuer did not make related party transactions (groups of interrelated transactions) that required the approval of the general meeting of shareholders.

The Issuer did not make related party transactions (groups of interrelated transactions) the price of each of them is 5 and more percent of the Issuer's balance-sheet assets defined by the data of its accounting statement as of the last reporting date prior to the conclusion of the transaction made by the Issuer during the last reporting quarter.

The Issuer did not make related party transactions (groups of interrelated transactions) not approved by the Board of directors or general meeting of shareholders of the Issuer in cases when such approval is mandatory in accordance with Russian Federation legislation.

6.7. Data on the size of the accounts receivable

In this reporting period the information is not provided.

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

In accordance with Russian Federation legislation requirements the issuer forms the annual accounting statement with the following documents:

- ***Balance sheet (form №1 by OKUD),***
- ***Income statement (form №2 by OKUD),***
- ***Statement of changes in equity (form №3 by OKUD),***
- ***Cash flow statement (form №4 by OKUD),***
- ***Supplements to balance sheet (form №5 by OKUD),***
- ***Explanatory note to accounting statement.***

The annual accounting statement is subject to obligatory audit and is released with auditor's report attached. The annual accounting statement is included into quarterly report for the 1-st quarter.

The issuer forms the annual consolidated financial statement in accordance with International Financial Reporting Standards requirements with the following documents:

- ***Balance sheet,***
- ***Income statement,***
- ***Cash flow statement,***
- ***Statement of flows of shareholders proprietary resources,***
- ***Notes.***

Consolidated financial reporting in accordance with International Financial Reporting Standards requirements is subject to obligatory audit and is released with auditor's report attached. Consolidated financial reporting by IFRS is included into quarterly report for the quarter when the specified statement has been released.

7.2. The issuer's quarterly accounting statement for the last accomplished reporting quarter

In accordance with Russian Federation legislation requirements the issuer forms quarterly accounting statement with the following documents:

- ***Balance sheet (form №1 by OKUD),***
- ***Income statement (form №2 by OKUD,***

The Issuer does not form quarterly accounting statement for quarter 4 within the framework of Russian Federation legislation requirements.

7.3. The issuer's consolidated accounting statement for the last accomplished fiscal year.

The Issuer does not form consolidated accounting statement with other legal entities in accordance with Russian Federation legislation requirements and has no grounds by virtue of which the Issuer is obliged to form consolidated accounting statement.

The Issuer forms the annual consolidated financial statement in accordance with International Financial Reporting Standards requirements with the following documents:

- ***Balance sheet,***
- ***Income statement,***
- ***Cash flow statement,***
- ***Statement of flows of shareholders proprietary resources,***
- ***Notes.***

Consolidated financial reporting in accordance with International Financial Reporting Standards requirements is subject to obligatory audit and is released with auditor's report attached.

7.4. Data on the issuer's accounting policy.

In the reporting quarter the Issuer did not introduce changes into the accounting policy adopted by the Issuer for the current fiscal year.

7.5. Data on total amount of export, and also on the share of export in the total volume of sales

Total amount of the issuer's income received from export of products (goods, works, and services), and also the share of such income in the issuer's income from ordinary activities, the specified share being calculated for each reporting period separately.
The Issuer does not export products (goods, works, and services).

7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

The information for the specified item will be provided in the Issuer's report for quarter 1 of 2006 simultaneously with accounting statement for 2005.

7.7. Data on the issuer's participation in legal processes in case when such participation may materially affect the issuer's financial-economic activity

The Issuer did not participate in legal processes that could materially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter (reserve) capital (share fund)

The size of the issuer's charter capital as of the end date the reporting quarter (rubles):
1 639 764 970

Breakdown of the charter capital by the category of shares:
Ordinary shares (pieces): ***245 969 590***
Total face value (rubles): ***1 229 847 950***
The size of the stake in the charter capital: ***75.001477 %***

Preferred shares (pieces): ***81 983 404***
Total face value (rubles): ***409 917 020***
The size of the stake in the charter capital: ***24.998523 %***

A part of the Issuer's shares is circulating outside Russian Federation by way of circulation in accordance with foreign law of securities of foreign issuers certifying the rights in relation to the Issuer's shares.

Category (type) of shares circulating outside Russian Federation:
Registered paperless ordinary shares (within the framework of the Program of American Depositary Receipts (ADR) of Level I).

The stake of shares circulating outside Russian Federation of the total number of shares of the appropriate category (type): ***18,0468 %***

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the appropriate category (type):
JP Morgan Chase Bank, N.A., 1111 Polaris Parkway, Columbus, Ohio 43240

JP Morgan Chase Bank Trinity Tower, 9 Thomas More Street, London E1W 1YT, United Kingdom.

Brief description of the program (program type) of the issue of securities of the foreign issuer, certifying the rights in relation to the shares of the appropriate category (type):
In October 1997 the Program of American Depositary Receipts of Level I (Level I ADR Program) for the Issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Frankfurt stock exchange (FSE) and Berlin stock exchange (BerSE), Xetra, and Stuttgart stock exchange (SSE).

The data on obtaining the permission of Federal Commission to allow the issuer's shares of the appropriate category (type) for circulation outside Russian Federation:
In accordance with item 2 of Regulation of Russia's FCSM № 3 of March 13, 2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside Russian Federation in the form of ADRs is not applicable for securities circulating outside RF in the specified form on the effective date of the Regulation, correspondingly the Issuer did not apply earlier for the appropriate permission of Russia's FCSM.
Currently, in accordance with order № 04 – 1232 / пз – и of Russia's Federal Service for Financial Markets of December 15, 2004 the permission is obtained for the admittance for circulation of the Issuer's ordinary registered paperless shares outside Russian Federation boarders in the quantity of 65 673 880 pieces.

The name of a foreign trade organizer (trade organizers) via which the securities of the foreign issuer are circulating, which certify the rights in relation to the issuer's shares:
At this time there is no foreign trade organizer.

Other data on the circulation of the issuer's shares outside Russian Federation are provided by the issuer's sole discretion:
JPMorgan Chase Bank is the Depositary Bank since April 2002.
Additional information on the Issuer's Program of American Depositary Receipts is posted at: http://www.adr.com (the ticker of the Company's ADR - VLGAY).

8.1.2. Data on the changes in the size of the issuer's Charter (reserve) capital (share fund).

Data on the change in the size of the issuer's charter capital for 5 last accomplished fiscal years, preceding the end date of the reporting quarter:

Size of the issuer's charter capital, rubles.	The structure of the issuer's charter capital	Name of the issuer's management body that passed resolution on the change of the charter capital size	Date of drawing up and the number the minutes of the meeting (session) of the management body, when the resolution on the change of the charter capital size was passed	The size of the issuer's charter capital after the change, rubles
As of 01.01.2000:				
583 387 500	Ordinary shares: 87 508 200 pieces (75% of the charter capital) Preferred shares: 29 169 300 pieces (25% of the charter capital)	—	—	The size of the issuer's charter capital was not changed, rubles
As of 01.01.2001:				
583 387 500	Ordinary shares: 87 508 200 pieces (75% of the charter capital) Preferred shares: 29 169 300 pieces (25% of the charter capital)	—	—	The size of the issuer's charter capital was not changed, rubles
As of 01.01.2002:				
583 387 500	Ordinary shares: 87 508 200 pieces (75% of the charter capital) Preferred shares: 29 169 300 pieces (25% of the charter capital)	—	—	The size of the issuer's charter capital was not changed, rubles *
As of 01.01.2003:				
583 387 500	Ordinary shares: 87 508 200 pieces (75% of the charter capital) Preferred shares: 29 169 300 pieces (25% of the charter capital)	Board of directors	July 17, 2002, minutes № 2	1 639 764 970 rubles **
As of 01.01.2004:				
1 639 764 970	Ordinary shares: 245 969 590 pieces (75% of the charter capital) Preferred shares: 81 983 404 pieces (25 % of the charter capital)	—	—	The size of the issuer's charter capital was not changed, rubles

** On 25.10.2002 Russian FCSM registered resolutions on the issues of the Company's ordinary and preferred shares, placed by means of converting the shares of joint-stock companies to be affiliated to the Company into the Company's shares.*

*** On 24.01.2003 Russian FCSM registered reports on the results of issues of the Company's ordinary and preferred shares, placed by means of converting the shares of joint-stock companies to be affiliated to the Company into the Company's shares.*

The data on the change of the size of the issuer's charter capital in the reporting quarter:
In the reporting quarter the size of the charter capital has not been changed.

8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer

The information for this item will be provided in the Issuer's report for the 1-st quarter of 2006 simultaneously with accounting statement for 2005.

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

General meeting of shareholders is the supreme management body of the Company.

The procedure of notification of the participants on holding the meeting of the issuer's supreme management body:
"Notification on holding general meeting of shareholders should be made public at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made public at least 50 days prior to its holding.

In case, if the extraordinary General meeting of stockholders is called on demand of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10 percent of the Company's voting shares, then the communication on holding the extraordinary General meeting of stockholders should be made public not later than 20 days prior to the date of its holding.
At the specified dates the notice on holding the General meeting of stockholders should be sent to each person indicated in the list of persons entitled to participate in the shareholders general meeting, by a registered letter or delivered to each of the specified persons with receipt acknowledgement, or published in the newspaper "Rossiiskaya gazeta";

Persons (bodies) who have the right to convene (require convocation) of extraordinary meeting of the issuer's supreme management body, and also the procedure of sending (making) such request:
Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; request of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares as of the date of the request making. The convocation of extraordinary general meeting of shareholders at the request of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

At preparation of extraordinary shareholders general meeting, which agenda includes the issue of electing the Company's Board of directors, shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to nominate the candidates to the Company's Board of directors, the number of which cannot exceed the quantitative structure of the Board of directors, as established by the Charter. Such proposals should come to the Company not later than 30 days prior to the date of holding extraordinary shareholders general meeting.

The request for holding extraordinary general meeting of shareholders should contain the issues subject to introducing into the agenda of the meeting. The request for holding extraordinary general meeting of shareholders may contain formulations of resolutions for each of these issues, and also the motion on the form of holding shareholders general meeting.

In the case when the request for convening extraordinary general meeting of shareholders is made by a shareholder (shareholders), it should contain name (names) of the shareholder (shareholders), requesting to convene such meeting, and the indication of the number, category (type) of shares they possess.
The request for convening extraordinary general meeting of shareholders is signed by the entity (entities), demanding to convene extraordinary general meeting of shareholders.

The procedure of defining the date of holding the meeting of the issuer's supreme management body:
The Company is obliged to hold annually the general meeting of shareholders (annual general meeting of shareholders) not earlier than in four months and not later than in six months after the fiscal year end. Shareholders general meetings held in addition to the annual general meeting are extraordinary. Shareholders general meeting has no right to consider and pass resolutions on the issues which are not referred to its competence.
The date of holding shareholders general meeting in accordance with the Company's charter is defined by the Board of Directors.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of presentation of request the on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of presentation of the request about holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

Persons entitled to introduce motions into the agenda of the meeting of the issuer's supreme management body, and also the procedure of introducing such motions:
Shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's bodies of management and control, elected by the shareholders general meeting, and also to nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the appropriate body as established by the Charter. Such proposals should come to the Company in the written form with indication of the name of shareholders (shareholder) who made the proposal, number and category (type) of shares they possess and should be signed by the shareholders (shareholder) not later than in 60 days after the fiscal year end.

The persons entitled to familiarize with information (materials) provided for preparation and holding of the meeting of the issuer's supreme management body, and also the procedure of familiarization with such information (materials):
The persons having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding general meeting of shareholders, are provided with the following information (materials):

Annual accounting statement, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting statement check;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

The draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

The drafts of the Company's internal documents, the drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting, the drafts of resolutions of shareholders' general meeting;

Other information (materials) required for provision in accordance with current legislation, and also other information (materials) for passing the resolutions on the issues of the agenda of shareholders' general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders' general meeting.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter (reserve) capital (share fund) or at least 5% of the common stock

The list of commercial organizations, in which the issuer possesses at least 5 % of the charter (reserve) capital (share fund) or at least 5 % of ordinary stock as of the end date of the last reporting

quarter:
1. Full (abbreviated) name, location*: Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC") Nizhny Novgorod city, Gorky sq., Dom Svyazi*
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100 %***
The stake of common stock of the commercial organization belonging to the issuer***: 100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer***: none***
The stake of the issuer's common stock belonging to the commercial organization***: none***

2. Full (abbreviated) name, location: ***Closed Joint Stock Company "RTCOM" (CJSC "RTCOM"), Saransk town, Kommunisticheskaya str., 54***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100 %***
The stake of common stock of the commercial organization belonging to the issuer: ***100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

3. Full (abbreviated) name, location: ***Closed Joint Stock Company "TeleSvyazInform" (CJSC "TSI"), Saransk town, Bolshevistskaya str., 13***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100 %***
The stake of common stock of the commercial organization belonging to the issuer: ***100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

4. Full (abbreviated) name, location: ***Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary town, Shumilov str., 20***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100 %***
The stake of common stock of the commercial organization belonging to the issuer: ***100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***0,000558%***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

5. Full (abbreviated) name, location: ***Limited liability company "NIZHEGORODSKIY TELESERVICE" (LLC "NIZHEGORODSKIY TELESERVICE"), Nizhny Novgorod city, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization***: 100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

6. Full (abbreviated) name, location: ***Limited liability Company "Vyatka Page" (LLC "Vyatka Page"), Kirov city, Drelevsky str., 43/1***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

7. Full (abbreviated) name, location: ***Closed Joint Stock Company "Transsvyaz" (CJSC "Transsviyaz"), Nizhny Novgorod city, Chaadaev str., 2***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***80 %***
The stake of common stock of the commercial organization belonging to the issuer: ***80 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

8. Full (abbreviated) name, location: ***Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg city, Tereshkova str., 10***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***73,6 %***
The stake of common stock of the commercial organization belonging to the issuer: ***73,6 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

9. Full (abbreviated) name, location: ***Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg city, Volodarsky str.,11***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***51 %***
The stake of common stock of the commercial organization belonging to the issuer: ***51 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

10. Full (abbreviated) name, location: ***Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk city, L.Tolstoy str., 60***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***60%***
The stake of common stock of the commercial organization belonging to the issuer: ***60 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

11. Full (abbreviated) name, location: ***Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk city, Pushkinskaya str., 278***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

12. Full (abbreviated) name, location: ***Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20A***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50% + 1 ordinary share***
The stake of common stock of the commercial organization belonging to the issuer: ***50% + 1 share***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

13. Full (abbreviated) name, location: ***Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov city, Kiselev str., 40***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50% + 1 preferred share***
The stake of common stock of the commercial organization belonging to the issuer: ***50%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

14. Full (abbreviated) name, location: ***Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"), Nizhny Novgorod, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50%***
The stake of common stock of the commercial organization belonging to the issuer: ***50%***

The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

15. Full (abbreviated) name, location: ***Closed Joint Stock Company "Saratov-Mobile" (CJSC "Saratov -Mobile"), Saratov city, Kiselev str., 40***

The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50%***

The stake of common stock of the commercial organization belonging to the issuer: ***50%***

The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

16. Full (abbreviated) name, location: ***Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary town, K.Ivanov str., 83***

The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50%***

The stake of common stock of the commercial organization belonging to the issuer: ***50%***

The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

17. Full (abbreviated) name, location: ***Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk city, Lenin str., 6***

The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***41,73%***

The stake of common stock of the commercial organization belonging to the issuer: ***41,73%***

The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***0,001439 %***

The stake of the issuer's common stock belonging to the commercial organization: ***0,001919%***

18. Full (abbreviated) name, location: ***Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod city, Gorky sq., Dom Svyazi***

The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***40 %***

The stake of common stock of the commercial organization belonging to the issuer: ***40 %***

The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

19. Full (abbreviated) name, location: ***Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza city, Kuprin str., 1/3***

The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***40 %***

The stake of common stock of the commercial organization belonging to the issuer: ***40 %***

The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

20. Full (abbreviated) name, location: ***Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary town, K.Ivanov str., 83***

The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***30 %***

The stake of common stock of the commercial organization belonging to the issuer: ***30 %***

The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

21. Full (abbreviated) name, location: ***Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara city, Polevaya str., 43***

The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***27,8 %***
The stake of common stock of the commercial organization belonging to the issuer: ***27,8 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

22. Full (abbreviated) name, location: ***Open Joint Stock Company "Information technologies of communication" (OJSC "Svyazintek") Moscow, Pluyshchikha str., 55, bld. 2***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***13 %***
The stake of common stock of the commercial organization belonging to the issuer: ***13 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

23. Full (abbreviated) name, location: ***Closed Joint Stock Company "Ericsson svyaz" (CJSC "Ericsson svyaz"), Nizhny Novgorod city, Gagarin av., 37***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***24 %***
The stake of common stock of the commercial organization belonging to the issuer: ***24 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

24. Full (abbreviated) name, location: ***Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola town, Chavaina blvd., 11a***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***20,86 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

25. Full (abbreviated) name, location: ***Limited Liability Company Commercial-production company "NN-Rossvyazinform" (LLC CPC "Rossvyazinform"), Nizhny Novgorod city, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***20 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

26. Full (abbreviated) name, location: ***Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara city, Krasnodonskaya str., 68***

The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***17 %***
The stake of common stock of the commercial organization belonging to the issuer: ***17 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

27. Full (abbreviated) name, location: ***Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***15,69 %***
The stake of common stock of the commercial organization belonging to the issuer: ***15,69 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***

The stake of the issuer's common stock belonging to the commercial organization: ***none***

28. Full (abbreviated) name, location: ***Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk town, 60 years of October av., 6***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization***: 14 %***
The stake of common stock of the commercial organization belonging to the issuer: ***14 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization***: none***

29. Full (abbreviated) name, location: ***Closed Joint Stock Company Science-Engineering center "Comset" (CJSC SEC "Comset"), Moscow, Zelenyi pereulok, 7***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***11,09 %***
The stake of common stock of the commercial organization belonging to the issuer: ***11,09 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

30. Full (abbreviated) name, location: ***Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD"), Pavlovo town of Nizhny Novgorod oblast, Suvorov str., 1***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***10,4 %***
The stake of common stock of the commercial organization belonging to the issuer: ***10,4 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

31. Full (abbreviated) name, location: ***Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara, Polevaya str., 43***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***10 %***
The stake of common stock of the commercial organization belonging to the issuer: ***10 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

32. Full (abbreviated) name, location: ***Limited liability Company "Samara payphone" (LLC "Samara payphone"), Samara, Penzenskaya str., 68***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***10 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

33. Full (abbreviated) name, location: ***Closed Joint Stock Company "Startcom" (CJSC "Startcom"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi pereulok, 1***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***7,4 %***
The stake of common stock of the commercial organization belonging to the issuer: ***7,4 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

34. Full (abbreviated) name, location: ***Closed Joint Stock Company "RusLeasingSvyaz" (CJSC "RusLeasingSvyaz"), Moscow, B-49, 2-nd Spasonalivkovskyi pereulok, 6***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: *7,35 %*
The stake of common stock of the commercial organization belonging to the issuer: *7,35 %*
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

35. Full (abbreviated) name, location: ***Limited Liability Company "PAKT" (LLC "PAKT"), Penza city, Stroiteley avenue, 130-248***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: *6,25%*
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

36. Full (abbreviated) name, location: ***Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg city, Chkalov str., 32a***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: *5 %*
The stake of common stock of the commercial organization belonging to the issuer: *5 %*
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

8.1.6. Data on revenue-intensive transactions made by the issuer

Data on revenue-intensive transaction (groups of interrelated transactions), the value of liabilities under which is 10 and more percent of the balance-sheet value of the issuer's assets as per the data of its accounting statement as of the last reporting quarter preceding the date when the transaction was made: ***in the reporting quarter the Issuer did not make such transactions***

8.1.7. Data on the issuer's credit ratings

The object of credit rating appropriation: ***the Issuer***
The value of credit rating as of the date of the reporting quarter end:
Long-term corporate foreign currency credit rating: ***"B+"***.
Outlook: ***"Stable"***.
Long-term corporate domestic currency credit rating: ***"B+"***.
Outlook: ***"Stable"***.
By Russian scale "ruA +".

The background of credit rating value change for the last 5 accomplished fiscal years preceding the date of the reporting quarter end:

1) <u>On the international scale:</u>
Long-term corporate foreign currency credit rating: ***"B-"***.
Outlook: ***"Stable"***
Date: ***12.03.2002***
Long-term corporate domestic currency credit rating: ***"B-"***.
Outlook: ***"Stable"***

Date: *12.03.2002*

2) <u>On the international scale:</u>
Long-term corporate foreign currency credit rating: *"B"*.
Outlook: *"Stable"*
Date: *12.02.2003*
Long-term corporate domestic currency credit rating: *"B"*.
Outlook: *"Stable"*
Date: *12.02.2003*
<u>On the Russian scale:</u>
Long-term credit rating: *"ruA-"*.
Date: *13.03.2003*

3) <u>On the international scale:</u>
Long-term corporate foreign currency credit rating: *"B+"*.
Outlook: *"Stable"*
Date: *15.04.2005*
Long-term corporate domestic currency credit rating: *"B+"*.
Outlook: *"Stable"*.
Date: *15.04.2005*
<u>On the Russian scale:</u>
Long-term credit rating: *"ruA+"*.
Date: *15.04.2005*

Full brand and abbreviated name, location of organization having given the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
125009, Moscow, Vozdvizhenka str., 4/7, bld. 2, business-center "Mokhovaya", 7-th floor
Brief description of the method of credit rating giving:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of cash flows, financial flexibility).

The address of the web site in the Internet where free access is provided to the information about the method of credit rating giving:
<u>http://www.standardandpoors.ru/page.php?path=process</u>.

Other data on credit rating: ***none***

The object of credit rating appropriation: ***the Issuer's securities (bonds)***
Credit rating value as of the date of the reporting quarter end:
<u>On the Russian scale:</u>
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 1 billion rubles with maturity term in February 2006 (BT-1 series): "ruA+".

The background of credit rating value change for the last 5 accomplished fiscal years, preceding the date of the reporting quarter end:

The object of credit rating appropriation: ***the Issuer's securities (bonds)***
Credit rating value, the date of giving (changing) credit rating value:
<u>On the Russian scale:</u>

Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 1 billion rubles with maturity term in February 2006 (BT-1 series): "ruA-".

Date: ***13.03.2003***
On the Russian scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 1 billion rubles with maturity term in February 2006 (BT-1 series): "ruA+".
Date: ***15.04.2005***

Full brand and abbreviated name, location of organization having given the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
125009, Moscow, Vozdvizhenka str., 4/7, bld. 2, business-center "Mokhovaya", 7-th floor

- Brief description of the method of credit rating giving:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of cash flows, financial flexibility).

The address of the web site in the Internet where the information is published about the method of credit rating giving: **http://www.standardandpoors.ru/page.php?path=process**.

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***
Form: ***paper bearer***
Type***: interest - bearing***
State registration number of securities issue: ***№ 4-43- 00137-A***
State registration date: ***24.01.2003***

- Other data on credit rating: ***none***

Estimation method - ***STANDARD & POOR'S proprietary method:***

"Standard & Poor's" gives rating only if adequate information is available, on the basis of transparent method, which takes into account quantitative and qualitative parameters, financial risks and business- risks.

The method of Standard & Poor's ratings appropriation differs depending on issuer's categories and rating type. Thus, in the case of companies the business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility) are analyzed.

After making decision on obtaining rating, the agreement is signed, in which basic parameters of relations between Standard & Poor's and the issuer are established with precise formulation of liabilities of both the parties. Upon the receipt of request for rating appropriation the analytical group is formed which consists of analysts, having knowledge in appropriate fields. The group contains at least one analyst having experience in CIS countries. Leading analyst, who guides the process, is appointed, and he/she is the main contact person for the issuer. Before the official meeting the group analyses the information, presented by the issuer at the request, and the information from other sources, which Standard & Poor's considers to be reliable: financial statement for previous periods, forecasts for financial indicators and cash flows, documentation on transactions, legal opinions and other data. At that, there are significant differences related to the issuer's type. Thus, for corporations these are financial statements, annual reports, and

data on the structure of the industry. Then the other group of analysts holds a meeting with management in order to discuss basic factors, influencing the rating, including production and financial plans and management strategy. This meeting allows issuers to touch upon the issues which are of principle for the resolution on rating appropriation. Analysts in their turn may clarify a number of problem situations, which have arisen after their familiarization with the presented information. By the results of discussion additional information inquiry may be formulated.

Then the leading analyst makes analysis report, presented to the rating committee. The rating committee includes senior analysts of Standard & Poor's. After the discussion of all factors influencing the rating, the resolution is passed on the rating value. After the resolution is passed by the rating committee, chief analyst informs the issuer on the rating appropriated to it, and also on the foundation of the specified resolution. In case of the issuer's approval Standard & Poor's discloses it my means of its own data base RatingsDirect, by means of international and local press agencies and mass media. In respect of each rating a press-release, brief and complete foundation of the rating are published at sites of Standard & Poor's.

Change of the rating

In cases when rating change is necessary, preliminary analysis is carried out, which may result in the registration of the specified rating in Credit Watch list. (Registration in Credit Watch list means that the rating may be changed in the nearest future. This is warning for investors that additional analysis is being made).

The next stage is the full- scale analysis, which includes, if necessary, a meeting with management and proposing the issue for discussion by the rating committee. The rating committee considers the issue, passes the resolution and informs the issuer on it.

Rating monitoring

After rating appropriation Standard & Poor's analysts permanently control all the factors which may influence it, such as changes in the capital structure, takeover of other companies or other significant economic events. Significant events, related to the issuer's activity, are daily tracked. Obligatory requirement of Standard & Poor's- holding annual meetings with management (if required these meeting are held more frequently). Based upon information received from the issuer or other free sources, the rating may be increased or decreased as often, as the issuer's credibility is changed. In the case when there are no significant events, the rating reconsideration (its confirmation or change) is carried out once a year. Individual rating is given to all issuer's debt obligations, issued after rating appropriation and placed at public markets. Standard & Poor's contemplates that the management will notify analysts of significant financial and production changes, which may affect the rating. Nevertheless Standard & Poor's reserves the right to change the rating at any time during usual monitoring period.

Stages of rating appropriation

- *application for rating.*
- *appointment of the group of analysts.*
- *information accumulation.*
- *meeting with management.*
- *rating committee.*
- *informing the issue about the rating given.*
- *distribution of information on the rating (at the client's consent).*
- *Rating monitoring.*

The issuer's credit rating on the international scale of Standard & Poor's expresses current opinion on the general credibility of the dept obligations issuer, guarantor or security, business partner, of its ability and intention to fulfill timely and in full its debt obligations.

The credit rating of debt obligations on the international scale of Standard & Poor's expresses current opinion on credit risk with respect to concrete debt obligations (bonds, bank credits, loans, other financial instruments)

Financial stability rating on the international scale expresses Standard & Poor's opinion on the ability of insurance company to pay according to its policy and contracts terms and conditions.

Values of credit ratings on the international scale of Standard & Poor's

Long-term rating of Standard & Poor's assesses the issuer's ability to timely fulfill its debt obligations. Long-term ratings vary from the highest category- "AAA" to the lowest- "D".

Ratings between "AA" and "CCC" may be supplied with sign "plus" (+) ore "minus" (-), which mean intermediary categories of the rating as compared to the basis ones.

Short – term rating is the assessment of probability of timely repayment of the obligations, which are considered to be short-term at the appropriate markets. Short-term ratings also have the range- from "A-1" for gilt edged obligations to "D" for off-quality obligations. Ratings inside of category "A-1" may contain sign "plus" (+) for the purpose of highlighting more reliable obligations of the specified category.

Besides long-term ratings Standard & Poor's has special definitions of ratings of preferred shares, money market fund, share bond funds, solvency of insurance companies and companies working with derivative instruments.

AAA — extremely strong capacity to fulfill its debt obligations timely and in full, the highest rating.

AA — strong capacity to fulfill timely and in full its debt obligations.

A — reasonably strong capacity to fulfill timely and in full its debt obligations, though significant sensitivity with respect to the influence of unfavorable changes in commercial, financial and economical conditions.

BBB — adequate capacity to fulfill timely and in full its debt obligations, but higher vulnerability with respect to the influence of unfavorable changes in commercial, financial and economical conditions

BB — out of danger in the short-term outlook, but higher vulnerability with respect to the influence of unfavorable changes in commercial, financial and economical conditions.

B — higher vulnerability at unfavorable commercial, financial and economical conditions, though at present there is the opportunity of meeting debt obligations timely and in full.

CCC — at this date non- fulfillment by the issuer of its debt obligations is potentially possible; timely performance of obligations depends to a large extent on favorable commercial, financial and economic conditions.

CC — at present the probability of non- fulfillment by the issuer of its debt obligations is high.

C — there are bankruptcy proceedings initiated in respect of the issuer or a similar action is taken, but payments or other obligations fulfillment are going on.

SD — selective default with respect to the specified debt obligation while timely and full payments with respect to other debt obligations are going on

D — default with respect to debt obligations

Ratings of categories "AAA", "AA", "A" and "BBB" — are investment –grade ratings.

Ratings of categories "BB", "B", "CCC", "CC" and "C" — are the ratings having significant speculative features.

Outlooks

Rating outlook shows possible trend of rating change in the nearest two-three years.

1 *"Positive" — the rating may be increased.*
2 *"Negative" — the rating may be decreased.*
3 *"Stable" — the change is unlikely.*
4 *"Developing" — the increase or the decrease of the rating is possible.*

The address of the web site in the Internet where free access is provided to the information about the method of credit rating giving: ***http://www.standardandpoors.ru/page.php?path=issuer&id=78***

Other data on the credit rating: ***none***

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled):

245 969 590

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number: *№ 1 – 01 – 00137 - A*

State registration date: ***14.11.2003***

The rights granted by shares to their owners:

Extract from the Charter:

"7.1. Each ordinary share of the Company gives the shareholder – to its owner identical measure of rights.

7.2. Each shareholder - the owner of ordinary shares of the Company has the right:

7.2.1. To participate in the general meeting of shareholders of the Company in the due procedure, stipulated by the existing legislation of Russian Federation;

7.2.2. To receive dividends in the due procedure, stipulated by the existing legislation of Russian Federation and the present Charter, when they are declared by the Company;

7.2.3. To receive a part of property of the Company, remaining after its liquidation which part is proportional to number of shares in his possession;

7.2.4. To get access to the documents stipulated by item 1 of Article 89 of Federal law "On joint stock companies", in the due procedure stipulated by Article 91 of the specified law;

7.2.5. To claim confirmation of the shareholder's rights for the shares from the registrar of the Company by issuing an extract from the registry of shareholders of the Company;

7.2.6. To receive information on all records on his personal account from the Company's registrar, and also other information stipulated by legal acts of Russian Federation, which establish the due procedure of conducting the registry of shareholders;

7.2.7. To alienate shares belonging to him without consent of other shareholders and of the Company;

7.2.8. To protect his violated civil rights in the court in cases, stipulated by the existing legislation of Russian Federation, including claiming indemnification for losses from the Company;

7.2.9. To claim the repayment of all shares belonging to the shareholder (or part of it) from the Company in cases and in the due procedure, stipulated by the existing legislation of Russian Federation;

7.2.10. To sell shares to the Company in case if the Company passed the resolution to acquire the shares;

7.2.11. To claim from the Company an extract from the list of the persons having right to participate in the General meeting of shareholders containing information on the shareholder;

7.2.12. Priority in purchasing additional shares placed by means of an open subscription and issued securities convertible in shares, in an amount proportional to the amount of shares held by them.

7.3. The shareholder owning more than 1 percent of voting shares of the Company, has the right to claim from the registrar of the Company the information on the name (names) of shareholders registered in the registry and the information on the amount, the category and the face value of shares held by them (the specified information is provided without indication of addresses of shareholders).

7.4. The shareholders (shareholder) owning in aggregate at least 1 percent of placed ordinary shares of the Company, have the right to apply to the court with a claim against a member of the Board of directors of the Company, an individual executive of the Company, a member of a joint executive agency of the Company, or against the management company or the manager about indemnification of losses, caused to the Company as a result of guilty actions

(inactivity) of the specified persons.

7.5. During the general meeting of shareholders, the shareholders possessing at least 1 percent of votes have the right to claim the provision of the list of persons having the right to participate in the meeting from the Company. The information from the documents and the mailing address of the shareholders included in this list, are provided only with their consent.

7.6. The shareholders (shareholder) being in aggregate owners of at least 2 percent of voting shares of the Company, have the right to introduce issues into the agenda of the annual general meeting of shareholders and to propose candidates to management and controlling bodies of the Company elected by the general meeting of shareholders. During preparation of an extraordinary general meeting of shareholders with the agenda concerning election of the Board of directors of the Company, the specified shareholders (shareholder) have the right to propose candidates for election to the Board of directors of the Company.

7.7. The shareholders (shareholder) who own in aggregate at least 10 percent of voting shares of the Company, have the right to require convocation of an extraordinary general meeting of shareholders from the Board of directors of the Company. In case if during the term established by the current legislation of Russian Federation and the present Charter, the Board of directors of the Company does not pass the resolution on convocation of an extraordinary general meeting of shareholders or adopts a decision to refuse its convocation, the extraordinary meeting can be convoked by the specified shareholders (shareholder).

7.8. The shareholders (shareholder) who own in aggregate at least 10 percent of voting shares of the Company, have the right to claim an audit of financial and economic activity of the Company at any time.

7.9. The shareholders (shareholder) who hold in aggregate at least 25 percent of voting shares of the Company, have the right of access, and also have the right to receive the copies of accounting documents and of the minutes of sessions of the joint executive body of the Company.

7.10. Shareholders, owners of ordinary shares of the Company - have other rights, stipulated by the existing legislation of Russian Federation and by the present Charter".

Other data on shares provided by the issuer at its own discretion:
5 717 pieces of ordinary shares – the quantity of paid off securities due to the issuer's reorganization
Additional issues of the issuer's ordinary registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: *preferred A type*

Face value of each share: *5 rubles*

The number of shares in circulation (the number of shares which are not paid off or cancelled): *81 983 404*

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): *none*

The number of declared shares: *531 496*

The number of shares being on the issuer's balance: *none*

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: *none*

State registration number: *№ 2 – 01 –00137 - A*

State registration date: *14.11.2003*

The rights granted by the shares to their owners:

In accordance with the Company's Charter:

"8.1. Each type A preferred share of the Company gives the shareholder - its owner - an identical measure of rights.

8.2. Owners of type A preferred shares have the right to receive the annual fixed dividend except for the cases stipulated by the present Charter. The total sum paid as dividend for each type A preferred share is established at the rate of 10 percent of the net profit of the Company according to the results of the last fiscal year, divided by the number of shares which make up 25 percent of the charter capital of the Company. Besides, if the sum of the dividends paid by the Company under each ordinary share in a certain year exceeds the sum to be paid as dividends under each type A preferred share, the size of the dividends paid under the latter, should be increased up to the size of dividends paid under the ordinary shares.

8.3. The owners of type A preferred shares have the right to participate in the general meeting of shareholders with the right of vote when solving the issues of reorganization and liquidation of the Company, and also to vote on introducing amendments and changes into the Company's Charter, in case if the mentioned changes limit the rights of the specified shareholders.

8.4. The owners of type A preferred shares have the right to participate in the general meeting of shareholders with the right of vote on all the issues of the agenda of the meeting in the case if the meeting of shareholders, irrespective of the reasons, has not passed the resolution on the payment of dividends or if it has passed the resolution on incomplete payment of dividends for type A preferred shares. The specified right of owners of type A preferred shares arises since the meeting following the annual meeting of shareholders at which the resolution on the payment of dividends was not passed, and stops since the date of the first payment of dividends for the specified shares in the full size.

8.5. Owners of type A preferred shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, item 7.2.12 of the present Charter for the owners of ordinary shares of the Company. These rights are granted to shareholders - the owners of type A preferred shares, including in a case when the given shares are not voting.

8.6. Owners of type A preferred shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in the case if type A preferred shares have the right of vote on all the issues of the competence of the general meeting of shareholders of the Company

8.7. Owners of type A preferred shares have the right to claim from the Company the repayment of all shares held by the shareholder or of a part of them in the cases and in the due procedure, stipulated by the existing legislation of Russian Federation.

8.8. Owners of type A preferred shares, possessing at least 1 per cent of votes in the general meeting of shareholders, have the right to claim from the Company the provision of the list of the persons entitled to participate in the meeting. The documents data and the mail address of the shareholders included in this list are provided only with their consent.

8.9. Shareholders, the owners of type A preferred shares have other rights, stipulated by the existing legislation of Russian Federation and by the present Charter."

Other data on shares provided by the issuer at its own discretion:

9 000 pieces of preferred A type shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's preferred registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues all the securities of which are paid off (cancelled).

Issue № **1:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-01-00137-A***

State registration date of the issue: ***25.10.2002***:

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body that carried out the securities issue state registration: ***Russia's FCSM (Federal Commission for the Securities Market)***

The name of state registration body that carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **2:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-02-00137-A***

State registration date of the issue: ***25.10.2002***:

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***498 pieces***

The amount of securities issue at face value: ***1 245 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **3:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-03-00137-A***

State registration date of the issue: ***25.10.2002***:

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***498 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 4***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue:

№ 4-04-00137-A

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***236 pieces***

The amount of securities issue at face value: ***590 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue **№ 5**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-05-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***13.12.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 6**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***6 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the securities issue:
№ 4-06-00137-A

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles.***

Time period (date) of the issue securities pay off: ***20.10.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 7

Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***7 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-07-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***120 pieces***

The amount of securities issue at face value: ***300 000 rubles***

Time period (date) of the issue securities pay off: ***27.11.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 8

Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-08-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***11 pieces***

The amount of securities issue at face value: ***44 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 9:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-09-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***321 pieces***

The amount of securities issue at face value: ***802 500 rubles***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 10:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-10-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***488 pieces***

The amount of securities issue at face value: ***1 220 000 rubles***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 11:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***11 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-11-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of

the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***280 pieces***
The amount of securities issue at face value: ***700 000 rubles***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 12:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***12 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-12-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***334 pieces***
The amount of securities issue at face value: ***835 000 rubles***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 13**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***13 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-13-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***1 250 000 rubles***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 14:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***14 – O***
Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-14-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 15**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: **15 – O**

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-15-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***04.09.2001 –04.09.2003***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 16**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***16– O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-16-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***250 pieces***

The amount of securities issue at face value: ***625 000 rubles***

Time period (date) of the issue securities pay off: ***04.09.2001 – 04.09.2003***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 17:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***17 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue: ***№ 4-17-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***40 pieces***
The amount of securities issue at face value: ***200 000 rubles***
Time period (date) of the issue securities pay off: ***19.07.2001 – 19.07.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № **18:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***18 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue: ***№ 4-18-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***182 pieces***
The amount of securities issue at face value: ***1 092 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № **19:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***19 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue: ***№ 4-19-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***70 pieces***

The amount of securities issue at face value: ***420 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 20:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***20 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-20-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***405 pieces***
The amount of securities issue at face value: ***2 430 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 21:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***21 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-21-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***288 pieces***
Face value of each security of the issue: ***6 000 rubles***
The amount of securities issue at face value: ***1 728 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 22:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***22 – O***
Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-22-00137-A***

State registration date of the securities issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***417 pieces***

The amount of securities issue at face value: ***2 502 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 23***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***23 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-23-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***116 pieces***

The amount of securities issue at face value: ***696 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 24:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***24 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-24-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***3 000 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 25:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-25-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***180 pieces***

The amount of securities issue at face value: ***1 080 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 26***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***26 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-26-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***35 pieces***

The amount of securities issue at face value: ***315 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

8.3.2. Data on the issues, securities of which are in circulation

Total quantity of the issuer's securities – ***bonds*** in circulation: ***1 183 899 pieces.***

Total amount at face value of the issuer's securities – ***bonds*** in circulation: ***1 067 856 700 rubles.***

5 300 000 *bonds at face value of 1 000 rubles each of BT – 2 and BT – 3 series are placed in full at CJSC "SE MICEX" on December 06, 2005.*

As of December 31, 2005 the reports on the results of the issue of paper interest rate non-convertible bearer bonds of BT – 2 and BT – 3 series were in the course of registration by Russia's FSFM.

Issue **№ 27:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-27-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***143 890 pieces***

The quantity of placed securities of the issue: ***143 440***

The quantity of circulating securities of the issue: ***64 227***

Face value of each valuable paper of the issue: ***100 rubles***

The amount of securities issue at face value: ***14 344 000 rubles***

The rights assigned for each valuable paper of the issue:

1) Of reception from the issuer of face value of the bond at its repayment in the procedure and during the time specified in the issue Prospectus;

2) Of reception from the issuer of the fixed accrued interest at the rate of 1 % annually of the bond face value at repayment in the procedure and during the time specified in the issue Prospectus;

3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.

Issue **№ 28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-28-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results: ***Russia's FCSM***

The quantity of the issue securities: ***6 233 pieces***

The quantity of placed securities of the issue: ***6 218***

The quantity of circulating securities of the issue: ***6 218***

Face value of each valuable paper of the issue: ***3 000 rubles***

The amount of securities issue at face value: ***18 654 000 rubles***

The rights assigned for each valuable paper of the issue:

1) Of reception from the issuer of face value of the bond at its repayment in the procedure and during the time specified below in the issue Prospectus;
2) Of reception from the issuer of the fixed accrued interest at the rate of 7 % annually of the bond face value at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;
3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.
Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure, terms and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.
The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.
Periodicity of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made with:
- Available funds from cash department of the enterprise to the address from which the application has been directed;
- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 29:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *3 – C*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-29-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***3 231 pieces***

The quantity of placed securities of the issue: ***3 229***

The quantity of circulating securities of the issue: ***3 229***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***6 458 000 rubles***

The rights assigned for each valuable paper of the issue:

1) Of reception from the issuer of face value of the bond at its repayment in the procedure and during the time specified below in the issue Prospectus;

2) Of reception from the issuer of the fixed accrued interest at the rate of 7 % annually of the bond face value at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure, terms and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 30:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: *№ 4-30-00137-A*

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***5 995 pieces***

The quantity of placed securities of the issue: ***5 967***

The quantity of circulating securities of the issue: ***5 967***

Face value of each valuable paper of the issue: ***2 500 rubles***

The amount of securities issue at face value: ***14 917 500 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;
2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.
The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.
Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.
Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment: ***Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.***

Issue **№ 31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-31-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***800 pieces***

The quantity of placed securities of the issue: ***800***

The quantity of circulating securities of the issue: ***800***

Face value of each valuable paper of the issue: ***700 rubles***

The amount of securities issue at face value: ***560 000 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue № 32:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-32-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***1 500 pieces***

The quantity of placed securities of the issue: ***1 499***

The quantity of circulating securities of the issue: ***1 499***

Face value of each valuable paper of the issue: ***1 400 rubles***

The amount of securities issue at face value: ***2 098 600 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-33-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***18 246 pieces***

The quantity of placed securities of the issue: ***18 246***

The quantity of circulating securities of the issue: ***60***

Face value of each valuable paper of the issue: ***100 rubles***

The amount of securities issue at face value: ***1 824 600 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at its repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1 % annually from face value of the bond.

Issue **№ 34:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *2 – Y*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-34-00137-A***

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities***: 500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***98***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 35:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *3 – Y*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-35-00137-A***

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

*The quantity of circulating securities of the issue: **500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 36:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-36-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

*The quantity of placed securities of the issue: **500***

*The quantity of circulating securities of the issue: **500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 37:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-37-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – Y***

Type: *interest rate*
Form: *registered paperless*
State registration number of the issue: ***№ 4-38-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***500***
Face value of each valuable paper of the issue: ***2 000 rubles***
The amount of securities issue at face value: ***1 000 000 rubles***
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.
The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 39:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: *7 – Y*
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-39-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***500***
Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 40:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-40-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № 41:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-41-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № 42:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-42-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № **43:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***bearer, paper***

State registration number of the issue: ***№ 4-43-00137-A***

State registration date of the issue: ***24.01.2003***

State registration date of the report on the issue results: ***14.03.2003***

The name of state registration body that carried out the securities issue state registration:

Russia's FCSM

The name of state registration body that carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities: ***1 000 000 pieces***

Face value of each valuable paper of the issue: ***1 000 rubles***

The amount of securities issue at face value: ***1 000 000 000 rubles***

The rights assigned for each valuable paper of the issue:
The bond owner has the right for receiving the bond face value when it is repaid during the period stipulated for this.
The bond owner has the right to receive a fixed interest of the Bond face value (coupon yield).
The bond owner has the right to receive the Bond face value when the Issuer is liquidated in the sequence established in accordance with article 64 of Civil Code of Russian Federation.
The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond.
The bond owner has the right to submit the issue bond for repayment and to demand immediate compensation of the debt sum under the bonds in cases listed in item 57.11 of the bonds issue Prospectus and in item 8.6 of the Decision on the bonds issue.
The bond owner is in the right to exercise other rights stipulated by Russian Federation legislation.
In case of non-performance and/or inadequate performance by the Issuer of its obligations under the issue bonds, the owner and/or nominal holder of the bonds has the right to address the entity provided the security for the bonds issue.

The Bonds of BT-1 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to central storage.

Full and abbreviated brand name of the depositary executing central storage:
Non-commercial partnership "National depositary center", NDC
Depositary's location: ***Moscow, Sredniy Kislovskiy per., 1/13, str.4***
The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***
Date of issue: ***04.12.2000***
The validity term of the depositary's license for carrying out the activity of a depositary:
Unlimited
The body that issued the license: ***Russia's FCSM***

The procedure, terms and conditions of the issue securities repayment:
The Bonds repayment is made by a paying agent by the Issuer's instruction (hereinafter – the Paying agent), its functions are executed by:

Full brand name: ***Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)***
Abbreviated brand name: ***MDM-Bank***
Location: ***115035, Moscow, Sadovnicheskaya str., 3***
Mail address: ***115035, Moscow, Sadovnicheskaya str., 3***

The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days prior to such appointments or their cancellation in "Vedomosty" newspaper.
If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.
The Bonds are repaid at the face value.
The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.
It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd

(Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.

The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").

Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominal holders of the Bonds.

Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:

a) Full name of the entity (person), authorized to receive the repayment sums on the Bonds.

In case the Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive the repayment sums on the Bonds, the full name of the nominal holder is indicated.

In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not authorized to receive the repayment sums on the Bonds, full name of the Bonds owner is indicated (the owner's surname, name, patronymic – for a natural person);

b) The number of Bonds, tallied at the owner's custody account or at interdepositary account of the nominal holder of the Bonds, authorized to receive the repayment sums on the Bonds;

c) the location and the mail address of the entity (person), authorized to receive the repayment sums on the Bonds;

d) requisites of the bank account of the entity (person), authorized to receive the repayment sums on the Bonds, and namely:

- account number;

- the bank's name, where the account is established;

- the bank's correspondent account, where the account is established;

- bank's identification code of the bank, where the account is established;

e) taxpayer identification number of the entity (person), authorized to receive the repayment sums on the Bonds;

f) tax position of the entity (person), authorized to receive the repayment sums on the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds as of the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.

Not later than on the 2-nd (Second) business day till the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.

On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.

In case one entity (person) is authorized to receive the repayment sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure, terms and conditions of its

payment:
The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The date of coupon payment	Coupon №	Coupon rate
23.05.2003	1-st coupon	4,75%
22.08.2003	2-nd coupon	4,75%
21.11.2003	3-rd coupon	16,50%
24.02.2004	4-th coupon	16,50%
24.05.2004	5-th coupon	15%
23.08.2004	6-th coupon	15%
22.11.2004	7-th coupon	15%
21.02.2005	8-th coupon	15%
23.05.2005	9-th coupon	15%
22.08.2005	10-th coupon	15%
21.11.2005	11-th coupon	13%
21.02.2006	12-th coupon	13%

The calculation of the payment sum for each coupon per one Bond is made by the following formula:
$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\ \%$
where
j - serial number of coupon period, j=1...12
Kj - the sum of coupon payment for each Bond
Nom - face value of one Bond
C j - the size of the interest rate of the j-th coupon, in per cent annual
T(j -1) - the start date of the j-th coupon period
T(j) - the end date of the j-th coupon period
The payment sum on the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).
If the payment date of coupon yield on any of the twelve coupons on the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

Bond yield is paid in Russian Federation currency by non-cash method in favor of the Bonds owners. It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive bond yield sums. NDC depositor and/or other entity (person) not authorized by its clients to receive the bond yield sums, not later than on the 3-rd (Third) business day prior to the established date of bond yield payment, provides to NDC the list of Bonds owners, this list should contain all the requisites.
Bond yield payment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6 (Sixth) day prior to the date of bond yield payment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds for bond yield payment").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds for bond yield payment, is recognized to be proper including the case when the Bonds are alienated after the date of making up the specified list.
Not later than on the 2-nd (Second) business day prior to the date of bond yield payment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the

Bonds for bond yield payment.

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.

Not later than on the 2-nd (Second) business day prior to the date of coupon yield payment on the Bonds, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person(entity), indicated in the list of owners and/or nominal holders of the Bonds.

On the date of the Bonds coupon yield payment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.

In case one entity (person) is authorized to receive coupon yield sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The list of owners and/or nominal holders of the Bonds, made up for the purposes of the Bonds repayment, is used for the purposes of the payment of yield on the twelfth coupon.

The yield on the twelfth coupon is paid simultaneously with the Bonds repayment.

The kind of provided security:

Guarantee

Issue № **44:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 2***

Type: ***interest-rate***

Form: ***bearer, paper***

State registration number of the issue: ***№ 4-44-00137-A***

State registration date of the issue: ***10.11.2005***:

State registration date of the report on the issue results: ***has not been carried out in the reporting quarter (is under consideration with Russia's FSFM)***

The name of state registration body that carried out the securities issue state registration: ***Russia's FSFM***

The name of state registration body that carried out state registration of the report on the securities issue results: ***is under consideration with Russia's FSFM***

The quantity of the issue securities: ***3 000 000 pieces***

Face value of each valuable paper of the issue: ***1 000 rubles***

The amount of securities issue at face value: ***3 000 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The Bond owner has the right to receive all parts of the Bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2 (I) of the Prospectus of the securities.

The Bond owner has the right to receive fixed interest of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the Prospectus of the securities, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the Prospectus of the issue.

The Bond owner has the right to receive the appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by Russian Federation current legislation. The Bond owner has the right to sell the Bond without

limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.

In case of the Issuer's non-performance of obligation on the payment of coupon yield and/ or appropriate part of the Bonds face value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interest according to article 395 of Russian Federation Civil Code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or appropriate part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds face value from the person (entity) who have provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (I) of the Prospectus of securities.

If the rights for the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights for the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by Russian Federation legislation.

The procedure and terms and conditions of the securities placement (in case if the issue securities are placed):

The Bonds are placed by means of conclusion of the Bonds purchase and sale transactions at Bonds placement Price specified in item 8.4. of the Decision on the securities issue, item 2.4. (I) and item 9.2. (I) of the Prospectus of securities.

Transactions at the Bonds placement are concluded by using tender system of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter - the Exchange, Stock Exchange MICEX), by means of accepting bids for the Bonds purchase, the bids being submitted by using the Exchange tender system in accordance with the Rules of tenders holding of the Exchange.

The Bonds are placed through the intermediary (Underwriter), who is Interregional commercial bank of development of telecommunication and informatics (open joint-stock company) (hereinafter - OJSC JSCB "Svyaz-Bank") acting in its own name, but under the instructions and at the expense of the Issuer.

The decision on the approval of the Bonds purchase and sale transaction concluded in the course of the Bonds placement, this transaction being a related party transaction, is to be made prior to its conclusion as per the procedure established by federal laws.

The competitive tendering at the placement of the Bonds of this issue will be held in the form of tenders for defining the rate of the Bonds first coupon (hereinafter - the Tender), and after summing up the results of the Tender and accepting the bids submitted in the course of the Tender - by means of concluding transactions on the basis of address bids submitted by the participants in competitive tendering of the Exchange to the Underwriter who accepts them by means of submitting address counterbids.

The conclusion of the Bonds placement transactions starts after summing up the results of the Tender and ends on the end date of the issue Bonds placement.

The Tender starts and ends on the start date of the issue Bonds placement. On the date of the Tender holding the participants in competitive tendering submit the bids for the Bonds purchase with T0 calculation key by using tender system of Stock Exchange MICEX both at their own expense and at the expense and under the instructions of clients.

The bids for the Bonds purchase are forwarded by the participants in competitive tendering to the Underwriter.

The bid for the purchase is to contain the following significant terms and conditions:

- purchase price;

- the quantity of the Bonds;
- the amount of interest rate for the first coupon;
- other characteristics in accordance with the Rules of tenders holding of the Exchange.

The Price of the Bonds placement established by the Decision on the securities issue and the Prospectus of securities is to be indicated as the purchase price.

The amount of interest rate is to be expressed in annual percentum rate within the accuracy up to two hundredth of the percent.

The bids not meeting the requirements specified above are not allowed for the Tender.

The time of carrying out operations within the framework of the Tender and of conclusion of transactions of their placement is established by the Exchange as agreed upon with the Issuer and/or the Underwriter.

In case if potential buyer is not the participant in the competitive tendering at the Exchange, it is obliged to conclude the appropriate contract with any broker, who is the participant in the Exchange competitive tendering, and to instruct him to purchase the Bonds.

Potential buyer of the Bonds who is the participant in the Exchange competitive tendering is acting independently.

Potential buyer of the Bonds is to open appropriate custody account with the Depositary or Depositaries. The procedure and the dates of opening custody accounts are defined by the provisions of the procedural rules of appropriate depositaries.

When the period of collecting the bids for the Tender is over, the Exchange draws up Consolidated register of bids introduced and not withdrawn by the participants in the Exchange competitive tendering as of the end moment of the period of collecting the bids for the Tender (hereinafter - Consolidated register) and transfers it to the Underwriter and/or to the Issuer.

The Consolidated register of the bids contains all significant terms and conditions of each bid - the purchase price, quantity of the securities, the date and the time of the bid receipt, the bid's number, the amount of acceptable interest rate for the 1-st coupon, and also other requisites in accordance with the Exchange Rules.

The Issuer does not conclude related party transactions of purchase and sale of the Bonds which are not approved according to the procedure established by the legislation. In this case on the basis of the Issuer's written application to the Underwriter, the submitted bid for the Bonds purchase is not accepted (the bid is refused).

The Issuer, on the basis of the total number of submitted bids and interest rates of the first coupon specified there, makes a decision on the amount of the interest rate for the first coupon. The Issuer informs the Exchange on the decision made in written form not later than 30 minutes prior to sending the information for the publication in the news wire. Upon the publication of the notification on the interest rate size for the first coupon in the news wire, the Issuer informs the Underwriter on the interest rate size for the first coupon. The Underwriter informs the participants in the Exchange competitive tendering on the interest rate size for the first coupon, the interest rate size being established by the Issuer, by using the Exchange tender system by means of sending electronic messages to all the Participants in the competitive tendering.

The information on the interest rate for the first coupon is disclosed at the dates and in the procedure stipulated in item 11 of the Decision on the securities issue.

After determining the interest rate for the first coupon, the Underwriter under the instructions of the Issuer accepts the received bids by means of presenting address counterbids for the sale of the Bonds at the face value, the specified counterbids containing the quantity of the Bonds indicated in the appropriate bid for the purchase.

The bids are accepted under the conditions of the priority of the coupon rate specified in the bids submitted for the Tender, the bids being addressed to the Underwriter (i.e. the bids with a lower coupon rate are accepted in the first place).

If there are several registered bids which have been submitted for the Tender with the same coupon rate, then the bids submitted earlier are accepted in the first place.

In case if the size of the last bid being accepted is bigger than the number of the Bonds remaining unplaced, then the specified bid for the purchase is accepted in the amount of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds of the issue, the following bids for the purchase of the Bonds are not accepted.

After the end of the period of accepting the bids at the Tender, all unaccepted bids for the Bonds purchase are removed from the Exchange tender system.

After summarizing the results of the Tender and accepting the bids submitted in the course of the Tender, the conclusion of transactions with the bonds at placement, in case of their incomplete placement during the Tender (hereinafter – further placement), is carried out on the basis of address bids, submitted by the participants in the Exchange competitive tendering to the Underwriter, who is accepting the bids by means of submitting address counterbids. The participants in the Exchange competitive tendering acting in their own name and at their own expense, or in their own name , but at the expense and under the instructions of potential buyers not being the participants in the Exchange competitive tendering, on any business day during the term of the Bonds placement may submit a bid for the Bonds purchase of the issue being placed to the Underwriter with the indication of the quantity of Bonds that they plan to purchase.

Herewith when making the transaction of the purchase and sale of the Bonds the buyer pays accrued coupon yield under the Bonds, the specified yield being calculated in accordance with item 8.4. of the Decision on the securities issue and item 9.1.2 (I) of the Prospectus of the securities.

Obligatory requisites to be contained in the bid for the Bonds purchase, the specified bid being submitted by the participant in the Exchange competitive tendering during the period of the Bonds further placement:

- purchase price;

- the quantity of the Bonds;

- the amount of the interest rate established for the first coupon;

- other characteristics in accordance with the Rules of tender holding of the Exchange.

The time and the procedure of submitting the bids at further placement are established by the Exchange as agreed upon with the Issuer and the Underwriter.

The Underwriter informs potential buyers on the current quantity of unplaced Bonds at its accounts by means of submitting addressless bids in the Exchange tender system.

The submitted bids for the purchase of the issue Bonds are accepted by the Underwriter in full in case if the quantity of Bonds in the bid for purchase does not exceed the quantity of unplaced Bonds. In case if the size of the bid for the Bonds purchase exceeds the quantity of the Bonds remained unplaced, the specified bid for the securities purchase is accepted in the volume of unplaced balance of the Bonds.

In case of placement of the entire amount of the issue Bonds the following bids for the Bonds purchase are not accepted.

The mandatory condition of the Bonds purchase at their placement is the reservation of monetary assets of the buyer at the account of the Exchange competitive tendering participant, on whose behalf the bid is submitted, in the Clearing House of MICEX. The monetary assets should be reserved in the amount sufficient for the full payment of the Bonds indicated in the bids for the Bonds purchase with due account for all commission fees.

Purchase and sales transactions concluded by means of the Underwriter's accepting the bids are registered by the Exchange on the date of their conclusion.

The trade date is the date, when in accordance with the established calculation key the participants in the Exchange competitive tendering are obliged to perform obligations under the concluded transaction according to the Rules of the Exchange tender and/or the Rules of clearing of the clearing organization – CJSC MICEX. The transactions at the Bonds placement of the specified issue are made on "delivery versus payment" terms (T0 calculation key), i.e. the trade date is the date of conclusion of the transaction with the Bonds. Herewith at the conclusion of the transaction the procedure of control over its guarantee is carried out. The document confirming the conclusion of the transaction by the participant in the Exchange competitive tendering is the extract from the register of the Exchange transactions, the specified extract reflecting all transactions concluded by the participant in the Exchange competitive tendering during the Exchange selling day.

The modification and/or dissolution of contracts concluded at the Bonds placement is carried out on the grounds and as per the procedure stipulated by chapter 29 of Russian Federation Civil Code.

The Bonds of BT-2 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory central storage.

Full and abbreviated brand name of the depositary executing central storage:

Non-commercial partnership "National depositary center", NDC

Depositary's location: *Moscow, Sredniy Kislovskiy per., 1/13, str.4*

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: *177-03431-000100*

Date of issue: *04.12.2000*

The validity term of the depositary's license for carrying out the activity of a depositary:

Unlimited

The body that issued the license: ***Russia's FCSM***

Procedure and terms and conditions of the issue securities retirement:

The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue.

The retirement of appropriate part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).

It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of the appropriate part of the Bonds' face value

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.

The Issuer performs its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – "the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' face value, provides to NDC the list of the Bonds owners, this list should contain all the requisites specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, then the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- full name /name, surname, patronymic name of the Bonds' owner;

- the quantity of Bonds it owns;

- full name of the person (entity) authorized to receive repayment sums on the Bonds;

- the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;

- requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;

- taxpayer identification number (TIN)of the Bonds' owner;

- taxable status of the Bond's owner;

If the Bonds' owner is a legal non-resident entity:

- personal identification number (PIN) -- if available;

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of the appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC business day, preceding the 6-th (sixth) business day prior to the repayment date of the appropriate part of the Bonds' face value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of the appropriate part of the Bonds' face value with respect to the owner included into the List of owners and/or nominee holders of the Bonds is recognized to be proper including the case when the Bonds are alienated after the date of making up the List of owners and/or nominee holders of the Bonds.

In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds and the nominee holder is not authorized by the owner to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List includes the following data:

a) Full name of the entity (person) authorized to receive the repayment sums on the Bonds;

b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of The Bonds nominee holder authorized to receive the repayment sums on the Bonds;

c) The location and the mail address of the entity (person) authorized to receive the repayment sums on the Bonds;

d) Requisites of the bank account of the entity (person) authorized to receive the repayment sums on the Bonds, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- the bank's identification code and the bank's TIN where the account is established;

e) Taxpayer identification number (TIN) of the entity (person) authorized to receive the repayment sums on the Bonds;

f) Taxable status of the owner and of the entity (person) authorized to receive the repayment sums on the Bonds.

The Bonds owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way.

In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying Agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment.

In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights for the Bonds.

Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' face value.
On the repayment dates of the appropriate part of the Bonds' face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.
The Bonds are repaid by money resources in Russian Federation currency by non-cash method.

Prescheduled repayment of the Bonds by the Issuer is not stipulated.

Size of interest (coupon) yield under the Bonds:

The Bond owner has the right to receive interest, fixed in it, of the appropriate part of the Bond face value (coupon yield), the interest size being determined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the Prospectus of the securities, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the Prospectus of the securities.

The size of the coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,

Where,

j - serial number of coupon period, j=1, 2, ...9, 10;
Kj - the size of coupon yield for each Bond (rubles);
Nom – unpaid part of the face value of one Bond as of the start date of the j-th coupon period (rubles);
Cj - the size of the interest rate of the j-th coupon, in per cent annual;
T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of the coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the Prospectus of securities.
The procedure of determining the size of the coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth, and tenth coupon is similar to the procedure of determining the coupon yield for the first coupon.
The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth, and tenth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the Prospectus of securities.

The Issuer's General Director passed the resolution on determining the interest size (coupon) on the Bonds of BT-2 series (Order № 459 of December 06, 2005):

Coupon number	Payment date	Coupon rate size, %	Yield size per 1 Bond, rubles	Total amount of yield, rubles
1-st coupon	06.06.2006	8,20 % per annum	40,89	122 670 000
2-nd coupon	05.12.2006	8,20 % per annum	40,89	122 670 000
3-d coupon	05.06.2007	8,20 % per annum	40,89	122 670 000
4-th coupon	04.12.2007	8,20 % per annum	40,89	122 670 000
5-th coupon	03.06.2008	8,20 % per annum	40,89	122 670 000
6-th coupon	02.12.2008	8,20 % per annum	40,89	122 670 000
7-th coupon	To be determined by the Issuer			
8-th coupon	To be determined by the Issuer			
9-th coupon	To be determined by the Issuer			
10-th coupon	To be determined by the Issuer			

The procedure and the terms and conditions of payment of interest (coupon) yield on the Bonds:

Coupon yield under the Bonds is paid in Russian Federation currency by non-cash method to the persons (entities) indicated in the List of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bonds owner who is not the Depositary's depositor may authorize the Bonds nominee holder (hereinafter - Holder) to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive coupon yield under the Bonds. The Bonds Holders and /or other persons (entities) not authorized by its clients to receive coupon yield under the Bonds, not later than 7 (seven) business days prior to the date of the coupon yield payment under the Bonds, provide to NDC the list of Bonds owners, this list should contain all the requisites necessary for including into the list of owners and the Bonds Holders as specified below.

Coupon yield payment under the Bonds is made in favor of the Bonds owners being such as of the end of the Depositary's business day, preceding the 6 (Sixth) business day prior to the date of coupon yield payment under the Bonds (hereinafter – "The date of making up the list of owners and the Bonds Holders for coupon yield payment"). Fulfillment of obligations with respect to the owner, being such as of the Date of drawing up the list of owners and the Bonds Holders for coupon yield payment, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and the Bonds Holders for coupon yield payment.

In case when the nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive coupon yield sum under the Bonds, then the entity (person) authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds and the nominee holder is not authorized by the owner to receive coupon yield sum under the Bonds, then the entity (person) authorized to receive coupon yield sums under the Bonds is the owner.

In case if among the owners who authorized the nominee holder to receive the coupon yield under the Bonds there are non-residents and /or natural persons, then the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- ***full name /name, surname, patronymic name of the Bonds owner;***
- ***the quantity of Bonds it owns;***
- ***full name of the person (entity) authorized to receive repayment sums under the Bonds;***
- ***the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;***
- ***requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;***
- ***the Bonds owner taxpayer identification number (TIN);***
- ***the Bonds owner taxable status;***

If the Bonds' owner is a legal non-resident entity:

- personal identification number (PIN) – if available;

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

Not later than on the 4-th (fourth) business day prior to the coupon yield payment under the Bonds the Depositary provides the Issuer and the Paying agent with the List of owners and the Bonds Holders drawn up as of the Date of making the list of owners and the Bonds Holders for coupon yield payment, the specified List contains the following data:

a) Full name of the entity (person) authorized to receive the coupon yield sum under the Bonds;

b) The number of Bonds tallied at the custody account of the entity (person) authorized to receive the coupon yield sum under the Bonds;

c) The location and the mail address of the entity (person) authorized to receive the coupon yield sum under the Bonds;

d) Requisites of the bank account of the entity (person) authorized to receive the coupon yield sum under the Bonds, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- the bank's identification code where the account is established;

e) Taxpayer identification number (TIN) of the entity (person) authorized to receive the coupon yield sums under the Bonds;

f) Taxable status of the entity (person) authorized to receive the coupon yield sum under the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc).

The Bonds owner or Holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of NDC data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying Agent, then such delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such delay in payment.

Not later than 1 (one) business day prior the date of the coupon yield payment under the Bonds, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds owners and Holders, provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive coupon yield sum under the Bonds.

On the date of the coupon yield payment under the Bonds, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one entity (person) is authorized to receive the coupon yield sums under the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The Issuer's obligations to pay the appropriate coupon yield under the Bonds are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's

account and /or correspondent account of the Paying Agent in return of the coupon yield to the Bonds owners and Holders.

The yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with dates referenced in item 9.4. of the Decision on the securities issue, simultaneously with repayment of 20 (twenty) percent of the face value of the Bonds issue.

The kind of provided security:
Guarantee

Issue **№ 45:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 3***
Type: ***interest rate***
Form: ***bearer, paper***
State registration number of the issue: ***№ 4-45-00137-A***
State registration date of the issue: ***10.11.2005***:
State registration date of the report on the issue results: ***has not been carried out in the reporting quarter (is under consideration with Russia's FSFM)***
The name of state registration body that carried out the securities issue state registration: ***Russia's FSFM***
The name of state registration body that carried out state registration of the report on the securities issue results: ***is under consideration with Russia's FSFM***
The quantity of the issue securities: ***2 300 000 pieces***
Face value of each valuable paper of the issue: ***1 000 rubles***
The amount of securities issue at face value: ***2 300 000 000 rubles***
The rights assigned for each valuable paper of the issue:

The Bond owner has the right to receive all parts of the Bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2 (II) of the Prospectus of the securities.

The Bond owner has the right to receive fixed interest of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the Prospectus of the securities, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the Prospectus of the issue.

The Bond owner has the right to receive the appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.

In case of the Issuer's non-performance of obligation on the payment of coupon yield and/ or appropriate part of the Bonds face value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interest according to article 395 of Russian Federation Civil Code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or appropriate part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the

Bonds face value from the person (entity) who have provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (II) of the Prospectus of securities.

If the rights for the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights for the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by Russian Federation legislation.

The procedure and terms and conditions of the securities placement (in case if the issue securities are placed):

Transactions at the Bonds placement are concluded by using tender system of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter - the Exchange, Stock Exchange MICEX), by means of accepting bids for the Bonds purchase, the bids being submitted by using the Exchange tender system in accordance with the Rules of tenders holding of the Exchange.

The Bonds are placed by means of conclusion of the Bonds purchase and sale transactions at Bonds placement Price specified in item 8.4. of the Decision on the securities issue, item 2.4. (II) and item 9.2. (II) of the Prospectus of securities.

The Bonds are placed through the intermediary (Underwriter), who is Interregional commercial bank of development of telecommunication and informatics (open joint-stock company) (hereinafter - OJSC JSCB "Svyaz-Bank") acting in its own name, but under the instructions and at the expense of the Issuer.

The decision on the approval of the Bonds purchase and sale transaction concluded in the course of the Bonds placement, this transaction being a related party transaction, is to be made prior to its conclusion as per the procedure established by federal laws.

The competitive tendering at the placement of the Bonds of this issue will be held in the form of tender for defining the rate of the Bonds first coupon (hereinafter - the Tender), and after summing up the results of the Tender and accepting the bids submitted in the course of the Tender - by means of concluding transactions on the basis of address bids submitted by the participants in competitive tendering of the Exchange to the Underwriter who accepts them by means of submitting address counterbids.

The conclusion of the Bonds placement transactions starts after summing up the results of the Tender and ends on the end date of the issue Bonds placement.

The Tender starts and ends on the start date of the issue Bonds placement. On the date of the Tender holding the participants in competitive tendering submit the bids for the Bonds purchase with T0 calculation key by using tender system of Stock Exchange MICEX both at their own expense and at the expense and under the instructions of clients.

The bids for the Bonds purchase are forwarded by the participants in competitive tendering to the Underwriter.

The bid for the purchase is to contain the following significant terms and conditions:
- purchase price;
- the quantity of the Bonds;
- the amount of interest rate for the first coupon;
- other characteristics in accordance with the Rules of tenders holding of the Exchange.

The Price of the Bonds placement established by the Decision on the securities issue and the Prospectus of securities is to be indicated as the purchase price.

The amount of interest rate is to be expressed in annual percentum rate within the accuracy up to two hundredth of the percent.

The bids not meeting the requirements specified above are not allowed for the Tender.

The time of carrying out operations within the framework of the Tender and of conclusion of transactions of their placement is established by the Exchange as agreed upon with the Issuer and/or the Underwriter.

In case if potential buyer is not the participant in the competitive tendering at the Exchange, it is obliged to conclude the appropriate contract with any broker, who is the participant in the Exchange competitive tendering, and to instruct him to purchase the Bonds.

Potential buyer of the Bonds who is the participant in the Exchange competitive tendering is acting independently.

Potential buyer of the Bonds is to open appropriate custody account with the Depositary or Depositaries. The procedure and the dates of opening custody accounts are defined by the provisions of the procedural rules of appropriate depositaries.

When the period of collecting the bids for the Tender is over, the Exchange draws up Consolidated register of bids introduced and not withdrawn by the participants in the Exchange competitive tendering as of the end moment of the period of collecting the bids for the Tender (hereinafter - Consolidated register) and transfers it to the Underwriter and/or to the Issuer.

The Consolidated register of the bids contains all significant terms and conditions of each bid - the purchase price, quantity of the securities, the date and the time of the bid receipt, the bid's number, the amount of acceptable interest rate for the 1-st coupon, and also other requisites in accordance with the Exchange Rules.

The Issuer does not conclude related party transactions of purchase and sale of the Bonds which are not approved according to the procedure established by the legislation. In this case on the basis of the Issuer's written application to the Underwriter, the submitted bid for the Bonds purchase is not accepted (the bid is refused).

The Issuer, on the basis of the total number of submitted bids and interest rates of the first coupon specified there, makes a decision on the amount of the interest rate for the first coupon. The Issuer informs the Exchange on the decision made in written form not later than 30 minutes prior to sending the information for the publication in the news wire. Upon the publication of the notification on the interest rate size for the first coupon in the news wire, the Issuer informs the Underwriter on the interest rate size for the first coupon. The Underwriter informs the participants in the Exchange competitive tendering on the interest rate size for the first coupon, the interest rate size being established by the Issuer, by using the Exchange tender system by means of sending electronic messages to all the Participants in the competitive tendering.

The information on the interest rate for the first coupon is disclosed at the dates and in the procedure stipulated in item 11 of the Decision on the securities issue.

After determining the interest rate for the first coupon, the Underwriter under the instructions of the Issuer accepts the received bids by means of presenting address counterbids for the sale of the Bonds at the face value, the specified counterbids containing the quantity of the Bonds indicated in the appropriate bid for the purchase.

The bids are accepted under the conditions of the priority of the coupon rate specified in the bids submitted for the Tender, the bids being addressed to the Underwriter (i.e. the bids with a lower coupon rate are accepted in the first place).

If there are several registered bids which have been submitted for the Tender with the same coupon rate, then the bids submitted earlier are accepted in the first place.

In case if the size of the last bid being accepted is bigger than the number of the Bonds remaining unplaced, then the specified bid for the purchase is accepted in the amount of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds of the issue, the following bids for the purchase of the Bonds are not accepted.

After the end of the period of accepting the bids at the Tender, all unaccepted bids for the Bonds purchase are removed from the Exchange tender system.

After summarizing the results of the Tender and accepting the bids submitted in the course of the Tender, the conclusion of transactions with the bonds at placement, in case of their incomplete placement during the Tender (hereinafter – further placement), is carried out on the basis of address bids, submitted by the participants in the Exchange competitive tendering to the Underwriter, who is accepting the bids by means of submitting address counterbids. The participants in the Exchange competitive tendering acting in their own name and at their own expense, or in their own name , but at the expense and under the instructions of potential buyers

not being the participants in the Exchange competitive tendering, on any business day during the term of the Bonds placement may submit a bid for the Bonds purchase of the issue being placed to the Underwriter with the indication of the quantity of Bonds that they plan to purchase.

Herewith when making the transaction of the purchase and sale of the Bonds the buyer pays accrued coupon yield under the Bonds, the specified yield being calculated in accordance with item 8.4. of the Decision on the securities issue and item 9.2.1. (II) of the Prospectus of the securities.

Obligatory requisites to be contained in the bid for the Bonds purchase, the specified bid being submitted by the participant in the Exchange competitive tendering during the period of the Bonds further placement:

- purchase price;

- the quantity of the Bonds;

- the amount of the interest rate established for the first coupon;

- other characteristics in accordance with the Rules of tender holding of the Exchange.

The time and the procedure of submitting the bids at further placement are established by the Exchange as agreed upon with the Issuer and the Underwriter.

The Underwriter informs potential buyers on the current quantity of unplaced Bonds at its accounts by means of submitting addressless bids in the Exchange tender system.

The submitted bids for the purchase of the issue Bonds are accepted by the Underwriter in full in case if the quantity of Bonds in the bid for purchase does not exceed the quantity of unplaced Bonds. In case if the size of the bid for the Bonds purchase exceeds the quantity of the Bonds remained unplaced, the specified bid for the securities purchase is accepted in the volume of unplaced balance of the Bonds.

In case of placement of the entire amount of the issue Bonds the following bids for the Bonds purchase are not accepted.

The mandatory condition of the Bonds purchase at their placement is the reservation of monetary assets of the buyer at the account of the Exchange competitive tendering participant, on whose behalf the bid is submitted, in the Clearing House of MICEX. The monetary assets should be reserved in the amount sufficient for the full payment of the Bonds indicated in the bids for the Bonds purchase with due account for all commission fees.

Purchase and sales transactions concluded by means of the Underwriter's accepting the bids are registered by the Exchange on the date of their conclusion.

The trade date is the date, when in accordance with the established calculation key the participants in the Exchange competitive tendering are obliged to perform obligations under the concluded transaction according to the Rules of the Exchange tender and/or the Rules of clearing of the clearing organization – CJSC MICEX. The transactions at the Bonds placement of the specified issue are made on "delivery versus payment" terms (T0 calculation key), i.e. the trade date is the date of conclusion of the transaction with the Bonds. Herewith at the conclusion of the transaction the procedure of control over its guarantee is carried out. The document confirming the conclusion of the transaction by the participant in the Exchange competitive tendering is the extract from the register of the Exchange transactions, the specified extract reflecting all transactions concluded by the participant in the Exchange competitive tendering during the Exchange selling day.

The modification and/or dissolution of contracts concluded at the Bonds placement is carried out on the grounds and as per the procedure stipulated by chapter 29 of Russian Federation Civil Code.

The Bonds of BT-3 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory central storage.

Full and abbreviated brand name of the depositary executing central storage:

Non-commercial partnership "National depositary center", NDC

Depositary's location: *Moscow, Sredniy Kislovskiy per., 1/13, str.4*

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: *177-03431-000100*

Date of issue: *04.12.2000*

The validity term of the depositary's license for carrying out the activity of a depositary:
Unlimited

The body that issued the license: ***Russia's FCSM***

Procedure and terms and conditions of the issue securities retirement:
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue.

The retirement of appropriate part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).
It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of the appropriate part of the Bonds' face value.

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.

The Issuer performs its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – "the List of owners and/or nominee holders").
NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' face value, provides to NDC the list of the Bonds owners, this list should contain all the requisites specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, then the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- ***full name /name, surname, patronymic name of the Bonds' owner;***
- ***the quantity of Bonds it owns;***
- ***full name of the person (entity) authorized to receive repayment sums on the Bonds;***
- ***the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;***
- ***requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;***
- ***taxpayer identification number (TIN) of the Bonds' owner;***
- ***taxable status of the Bond's owner;***

If the Bonds' owner is a legal non-resident entity:

- ***personal identification number (PIN) – if available;***

If the Bonds' owner is a natural person:

- ***type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;***
- ***number of state pension insurance certificate of the Bonds owner (if available);***
- ***TIN of the Bonds owner (if available);***
- ***day, month and year of birth of the Bonds owner.***

The repayment of the appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC business day, preceding the 6-th (sixth) business day prior to the repayment date of the appropriate part of the Bonds' face value (hereinafter – "The

date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of the appropriate part of the Bonds' face value with respect to the owner included into the List of owners and/or nominee holders of the Bonds is recognized to be proper including the case when the Bonds are alienated after the date of making up the List of owners and/or nominee holders of the Bonds.

In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds and the nominee holder is not authorized by the owner to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List includes the following data:

a) Full name of the entity (person) authorized to receive the repayment sums on the Bonds;

b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of The Bonds nominee holder authorized to receive the repayment sums on the Bonds;

c) The location and the mail address of the entity (person) authorized to receive the repayment sums on the Bonds;

d) Requisites of the bank account of the entity (person) authorized to receive the repayment sums on the Bonds, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- the bank's identification code and the bank's TIN where the account is established;

e) Taxpayer identification number (TIN) of the entity (person) authorized to receive the repayment sums on the Bonds;

f) Taxable status of the owner and of the entity (person) authorized to receive the repayment sums on the Bonds.

The Bonds owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying Agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights for the Bonds.

Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' face value.

On the repayment dates of the appropriate part of the Bonds' face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.
The Bonds are repaid by money resources in Russian Federation currency by non-cash method.

Prescheduled repayment of the Bonds by the Issuer is not stipulated.

Size of interest (coupon) yield under the Bonds:

The Bond owner has the right to receive interest, fixed in it, of the appropriate part of the Bond face value (coupon yield), the interest size being determined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the Prospectus of the securities, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the Prospectus of the securities.

The size of the coupon yield for each coupon is calculated by the following formula:

$$Kj = Cj * Nom * (T(j) - T(j-1))/(365*100\%),$$

Where,
j - serial number of coupon period, j=1, 2, ...9, 10;
Kj - the size of coupon yield for each Bond (rubles);
Nom – unpaid part of the face value of one Bond as of the start date of the j-th coupon period (rubles);
Cj - the size of the interest rate of the j-th coupon, in per cent annual;
T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of the coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the Prospectus of securities.

The procedure of determining the size of the coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth, and tenth coupon is similar to the procedure of determining the coupon yield for the first coupon.

The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth, and tenth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the Prospectus of securities.

The Issuer's General Director passed the resolution on determining the interest size (coupon) on the Bonds of BT-3 series (Order № 460 of December 06, 2005):

Coupon number	Payment date	Coupon rate size, %	Yield size per 1 Bond, rubles	Total amount of yield, rubles
1-st coupon	06.06.2006	8,50	42,38	97 474 000
2-nd coupon	05.12.2006	8,50	42,38	97 474 000
3-d coupon	05.06.2007	8,50	42,38	97 474 000
4-th coupon	04.12.2007	8,50	42,38	97 474 000
5-th coupon	03.06.2008	8,50	42,38	97 474 000
6-th coupon	02.12.2008	8,50	42,38	97 474 000
7-th coupon	02.06.2009	8,50	33,91	77 993 000
8-th coupon	01.12.2009	8,50	25,43	58 489 000

9-th coupon	*01.06.2010*	*8,50*	*16,95*	*38 985 000*
10-th coupon	*30.11.2010*	*8,50*	*8,48*	*19 504 000*

The procedure and the terms and conditions of payment of interest (coupon) yield on the Bonds:
Coupon yield under the Bonds is paid in Russian Federation currency by non-cash method to the persons (entities) indicated in the List of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bonds owner who is not the Depositary's depositor may authorize the Bonds nominee holder (hereinafter - Holder) to receive the coupon yield sum paid under the Bonds.
It is presumed that the Bonds Holders are authorized to receive coupon yield under the Bonds. The Bonds Holders and /or other persons (entities) not authorized by its clients to receive coupon yield under the Bonds, not later than 7 (seven) business days prior to the date of the coupon yield payment under the Bonds, provide to NDC the list of Bonds owners, this list should contain all the requisites necessary for including into the list of owners and the Bonds Holders as specified below.
Coupon yield payment under the Bonds is made in favor of the Bonds owners being such as of the end of the Depositary's business day, preceding the 6 (Sixth) business day prior to the date of coupon yield payment under the Bonds (hereinafter – "The date of making up the list of owners and the Bonds Holders for coupon yield payment"). Fulfillment of obligations with respect to the owner, being such as of the Date of drawing up the list of owners and the Bonds Holders for coupon yield payment, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and the Bonds Holders for coupon yield payment.
In case when the nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive coupon yield sum under the Bonds, then the entity (person) authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds and the nominee holder is not authorized by the owner to receive coupon yield sum under the Bonds, then the entity (person) authorized to receive coupon yield sums under the Bonds is the owner.
In case if among the owners who authorized the nominee holder to receive the coupon yield under the Bonds there are non-residents and /or natural persons, then the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- ***full name /name, surname, patronymic name of the Bonds owner;***
- ***the quantity of Bonds it owns;***
- ***full name of the person (entity) authorized to receive repayment sums under the Bonds;***
- ***the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;***
- ***requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;***
- ***the Bonds owner taxpayer identification number (TIN);***
- ***the Bonds owner taxable status;***

If the Bonds' owner is a legal non-resident entity:
- personal identification number (PIN) – if available;

If the Bonds' owner is a natural person:

- ***type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;***
- ***number of state pension insurance certificate of the Bonds owner (if available);***
- ***TIN of the Bonds owner (if available);***
- ***day, month and year of birth of the Bonds owner.***

Not later than on the 4-th (fourth) business day prior to the coupon yield payment under the Bonds the Depositary provides the Issuer and the Paying agent with the List of owners and the Bonds Holders drawn up as of the Date of making the list of owners and the Bonds Holders for coupon yield payment, the specified List contains the following data:

a) Full name of the entity (person) authorized to receive the coupon yield sum under the Bonds;
b) The number of Bonds tallied at the custody account of the entity (person) authorized to receive the coupon yield sum under the Bonds;
c) The location and the mail address of the entity (person) authorized to receive the coupon yield sum under the Bonds;
d) Requisites of the bank account of the entity (person) authorized to receive the coupon yield sum under the Bonds, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code where the account is established;
e) Taxpayer identification number (TIN) of the entity (person) authorized to receive the coupon yield sums under the Bonds;
f) Taxable status of the entity (person) authorized to receive the coupon yield sum under the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc).

The Bonds owner or Holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of NDC data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying Agent, then such delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such delay in payment.
Not later than 1 (one) business day prior the date of the coupon yield payment under the Bonds, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds owners and Holders, provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive coupon yield sum under the Bonds.

On the date of the coupon yield payment under the Bonds, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one entity (person) is authorized to receive the coupon yield sums under the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The Issuer's obligations to pay the appropriate coupon yield under the Bonds are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's account and /or correspondent account of the Paying Agent in return of the coupon yield to the Bonds owners and Holders.

The yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with dates referenced in item 9.4. of the Decision on the securities issue, simultaneously with repayment of 20 (twenty) percent of the face value of the Bonds issue.

The kind of provided security:
Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

Data on the issues, for which the issuer has not performed or inadequately performed its obligations as regards the securities (default):

There are no securities issues for which the issuer's obligations are not executed or inadequately executed.

8.4. Data on entity (entities) provided guarantee for the issue bonds

1. Securities: ***paper interest rate bearer bonds of BT-1 series***
Registration number: ***4-43-00137-A***
Registration date: ***24.01.2003***
The body that carried out state registration: ***Russia's FCSM***
Face value of one valuable paper of the issue: ***1000 rubles.***
Issue amount: ***1000 000 000 rubles.***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company "Financial group "Web - invest"***
Abbreviated brand name: ***LLC "Financial group "Web - invest"***
Location of the entity: ***RF, 193124, Saint Petersburg, Proletarskoi diktatury sq., 6***

2. Securities: ***inconvertible interest bearing certified bearer bonds of BT-2 series***
Registration number: ***4-44-00137-A***
Registration date: ***10.11.2005***
The body that carried out state registration: ***Russia's FSFM***
Face value of one valuable paper of the issue: ***1000 rubles***
Issue amount: ***3 000 000 000 rubles***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company "Volga – Finance"***
Abbreviated brand name: ***LLC "Volga Finance"***
Location of the entity: ***603053, RF, Nizhny Novgorod city, Lesnaya str., 8***.

3. Securities: ***inconvertible interest bearing certified bearer bonds of BT-3 series***
Registration number: ***4-45-00137-A***
Registration date: ***10.11.2005***
The body that carried out state registration: ***Russia's FSFM***
Face value of one valuable paper of the issue: ***1000 rubles***
Issue amount: ***2 300 000 000 rubles***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company "Volga – Finance"***
Abbreviated brand name: ***LLC "Volga Finance"***
Location of the entity: ***603053, RF, Nizhny Novgorod city, Lesnaya str., 8***.

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

1. Security for paper interest rate bearer bonds of BT-1 series with state registration number of the issue 4-43-00137-A:

The method of provided security: ***guarantee***

The amount in which the guarantor is responsible to the owners of the bonds secured by the guarantee: ***1 000 000 000 (One billion) rubles and total coupon yield on 1 000 000 bonds***

LLC "Financial group "Web - invest" (hereinafter - the Company) takes upon itself to be responsible for the Issuer's performance of its obligations arising to the owners of paper interest rate bearer bonds of BT-1 series.

The Company takes upon itself to be responsible to the Bonds owners for the following obligations of the Issuer:

- for the repayment by the Issuer of total face value of the Bonds issue;

- for the payment of coupon yield on the Bonds;

- for the Issuer obligations under the transactions with the Bonds in accordance with public irrevocable offers of the Issuer, the conditions and the procedure of execution of which are established in item 57.13 of the Bonds Issue Prospectus and in item 9. of the Decision on the Bonds issue and are published in mass media.

The Company's obligation to be responsible for the Issuer's performance of its obligations to the Bonds owners for repayment of the Bonds face value and/or for payment of yield on the Bonds arises only in the following cases:

- Adoption of resolution on the Issuer liquidation by the Issuer's body authorized to adopt such a resolution, or

- The Issuer does not pay the face value of the Bonds of the current issue or the sum of income on them, or

- The Issuer declares its inability to perform financial obligations in regard to the bonds of the current issue or the Issuer's bonds of other issues, or

- Non-performance, partial non-performance or inadequate performance by the Issuer of its obligations under the transactions with the bonds of the current issue in accordance with public irrevocable offers of the Issuer.

In case of occurrence of the circumstances indicated above, the Issuer's obligations to the Bonds owners are executed by the Company for the Issuer in the procedure stipulated by the Contract of guarantee.

Prior to making claim to the Guarantor, the owner or nominee holder of the Bonds should provide for the Guarantor the proof of prior written claim to the Issuer of repayment of the bonds and/or payment of coupon yield on the Bonds.

If the Guarantor does not perform its obligations in accordance with the above said Contract, the owners are in the right to apply to court (arbitration court) with the claims to the Issuer and to the Guarantor to pay the bonds face value and compensate the losses.

The Company that performed the obligations for the Issuer is transferred the rights of creditor under these obligations in the amount, in which the Company satisfied the claim of the Bonds owners or of the nominee holders authorized to receive the Bonds face value and/or coupon yield on the Bonds

The procedure of making claims to the guarantor by the bonds owners.

The bonds owner, prior to making claim to the guarantor, should provide for the guarantor the proof of prior written claim to the Issuer to repay the bonds.

The owner is in the right to make a written claim directly to the guarantor to pay the bonds face value and/or income on them.

The claim to the guarantor should contain the owner's application stating that the sum of payments on the bonds due to him/her was not received by him from the Issuer.

To receive the bonds repayment sums and/or payments of income on the bonds the owners should provide for the guarantor the documents stipulated by the Contract of guarantee (item 3):

1) **Copy of extract** ***for the owner's custody account certified by Non-Commercial Partnership «National Depositary Center" on the relevant moment of time with indication of the number of bonds belonging to the owner;***

2) **Letter of advice notice** ***on assignment of rights for claims signed by the owner or by his/her representative;***

3) In case of claim made by the owner's representative, the documents executed in

accordance with current regulation legal acts of Russian Federation and confirming the authority of the person who made the claim on behalf of the owner.

The guarantor also accepts from relevant persons any documents confirming the availability of tax rebates for these or those owners.

The owners may make claims on the payments on the bonds to the guarantor during two years since the date when the issuer should pay the bonds face value to the owners in accordance with the issue Prospectus.

The size of the value of the issuer's net assets as of the last reporting date before providing the guarantee (for quarter 3 of 2002): ***3 549 869 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee: ***150 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the date of the reporting quarter end: ***information is not available***

2. Security for inconvertible interest bearing certified bearer bonds of BT-2 series with state registration number of the issue 4-44-00137-A:

The method of provided security: ***guarantee.***

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: ***3 000 000 000 rubles and total coupon yield on 3 000 000 Bonds.***

LLC "Volga – Finance" (hereinafter - the Company) takes upon itself to be responsible for the Issuer's performance of its obligations to pay appropriate part of face value, coupon yield on the Bonds to the Bonds owners on following terms and conditions:

The Company's limit of responsibility for the Issuer's Obligations is limited to the Ceiling Amount.

The responsibility of the Company for the Issuer's Obligations is joint. The Company takes upon itself to perform for the Issuer the Issuer's Obligations in the part, in which the Issuer failed to fulfill and /or fulfilled not in full the Issuer's Obligations in the following cases:

- ***The Issuer failed to pay or paid not in full the appropriate part of the Bonds face value to the Bonds owners in the amount and at dates defined by the Issuing Documents;***
- ***The Issuer failed to pay or paid not in full the coupon yield on the Bonds to the Bonds owners in the amount and at dates defined by the Issuing Documents.***

The Company is obliged according to the Offer terms and conditions to perform the Issuer's Obligations unfulfilled by the Issuer in the Amount of Unfulfilled Obligations and within the limits of the Ceiling Amount. The Amount of Unfulfilled Obligations is defined by the Company in accordance with Claims on the Obligation Fulfillment, received from the Bonds owners and executed in accordance with item 3.3. of the Offer.

The procedure of making claims to the guarantor by the bonds owners.

The Claim on the Obligations Fulfillment is to be made to the Company in the written form and be signed by the Bonds owner (its authorized persons);

The Claim on the Obligations Fulfillment is to contain: surname, name, patronymic name or full name of the Bonds owner, his/her TIN, taxable status, place of residence (location), requisites of his/her bank account, the amount of Unfulfilled Obligations with respect to the Bonds owner who is sending the specified Claim on the Obligations Fulfillment;

The Claim on the Obligations Performance is to indicate that the Issuer failed to pay or paid not in full to the Bonds owner at the dates established by the Issuing Documents:

- the appropriate part of the face value at Bonds retirement;

- coupon yield in the form of interest to the Bonds face value.

The Claim on the Obligations Performance is to be made to the Company not later than 90 days after the occurrence of the appropriate Date of Performance of the Issuer's Obligation with

respect to the Bonds owner who is sending the specified Claim on the Obligations Performance. Herewith the date of the Claim presentation is the date of the receipt of the Claim by the Company;

The extract from the owner's custody account in NDC or in depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with terms and conditions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to his/her Bonds;

The Claim on the Obligations Performance and the documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 days from the end date of 90-days term established by item 3.3.4. of the Offer.

The size of the value of the issuer's net assets as of the last reporting date before providing the guarantee (for quarter 3 of 2005): ***15 702 216 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee: ***10 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the date of the reporting quarter end: ***information is not available***

3. Security for inconvertible interest bearing certified bearer bonds of BT-3 series with state registration number of the issue 4-45-00137-A:

The method of provided security: ***guarantee.***

The amount in which the guarantor is responsible to the owners of the bonds secured by the guarantee:

2 300 000 000 rubles and total coupon yield on 2 300 000 Bonds

LLC "Volga – Finance" (hereinafter - the Company) takes upon itself to be responsible for the Issuer's performance of its obligations to pay appropriate part of face value, coupon yield on the Bonds to the Bonds owners on following terms and conditions:

The Company's limit of responsibility on the Issuer's Obligations is limited to the Ceiling Amount.

The responsibility of the Company for the Issuer's Obligations is joint. The Company takes upon itself to perform for the Issuer the Issuer's Obligations in the part, in which the Issuer failed to fulfill and/or fulfilled not in full the Issuer's Obligations in the following cases:

- ***The Issuer failed to pay or paid not in full the appropriate part of the Bonds face value to the Bonds owners in the amount and at dates defined by the Issuing Documents;***
- ***The Issuer failed to pay or paid not in full the coupon yield on the Bonds to the Bonds owners in the amount and at dates defined by the Issuing Documents.***

The Company is obliged according to the Offer terms and conditions to perform the Issuer's Obligations unfulfilled by the Issuer in the Amount of Unfulfilled Obligations and within the limits of the Ceiling Amount. The Amount of Unfulfilled Obligations is defined by the Company in accordance with Claims on the Obligation Fulfillment, received from the Bonds owners and executed in accordance with item 3.3. of the Offer.

The procedure of making claims to the guarantor by the bonds owners.

The Claim on the Obligations Fulfillment is to be made to the Company in the written form and be signed by the Bonds owner (its authorized persons);

The Claim on the Obligations Fulfillment is to contain: surname, name, patronymic name or full name of the Bonds owner, his/her TIN, taxable status, place of residence (location),

requisites of his/her bank account, the amount of Unfulfilled Obligations with respect to the Bonds owner who is sending the specified Claim on the Obligations Fulfillment;

The Claim on the Obligations Performance is to indicate that the Issuer failed to pay or paid not in full to the Bonds owner at the dates established by the Issuing Documents:

- the appropriate part of the face value at Bonds retirement;

- coupon yield in the form of interest to the Bonds face value.

The Claim on the Obligations Performance is to be made to the Company not later than 90 days after the occurrence of the appropriate Date of Performance of the Issuer's Obligation with respect to the Bonds owner who is sending the specified Claim on the Obligations Performance. Herewith the date of the Claim presentation is the date of the receipt of the Claim by the Company;

The extract from the owner's custody account in NDC or in depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with terms and conditions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to his/her Bonds;

The Claim on the Obligations Performance and the documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 days from the end date of 90-days term established by item 3.3.4. of the Offer.

The size of the value of the issuer's net assets as of the last reporting date before providing the guarantee (for quarter 3 of 2005): ***15 702 216 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee: ***10 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the date of the reporting quarter end: ***information is not available***

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Entity keeping the register of the owners of the issuer's registered securities:

Registrar

Full brand name: ***Open Joint Stock Company "Objedinennaya Registratsionnaya Kompaniya"***
Abbreviated brand name: ***OJSC "ORK"***
Location: ***113095, Moscow, Pyatnitskaya str., 70***
Phone/Fax: ***(495) 504-28-86, 933-42-21***
E-mail address: ***ork@ork-reestr.ru***

Data on the registrar's license to carry out the activity of record keeping of the securities owners:

License number: ***10-000-1-00314***
Date of issue: ***30.03.2004г.***
Validity term: ***unlimited***
The body that issued the license: ***Russia's FCSM***

Other data on record keeping of the issuer's registered securities owners:

18.02.2002 – the date since when the record keeping of the Issuer's registered securities was carried out by the registrar CJSC "Registrator-Svyaz".

On 13.12.2005 the entry was made into the Single State register of legal entities; the entry concerning the termination of activity of CJSC "Registrator-Svyaz" by means of reorganization in the form of affiliation to OJSC "ORK".

The Issuer has in circulation the bonds of BT-1, BT-2, and BT-3 series issued in paper form, and with the certificate executed for each issue of the bonds subject to central storage.

The entity carrying out central storage of the bonds: *depositary*

Full brand name: *Non-Commercial Partnership "National depositary center"*
Abbreviated name: *NDC*
Location: *Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4*

Data on the license of professional participant of securities market to carry out the activity of depositary at securities market:

License number: ***177-03431-000100***
Date of issue: ***4.12.2000***
Validity term: ***unlimited***
The body that issued the license: ***Russia's FCSM***
Other data: ***02.07.2002 – the date since when the depositary started central storage of the Issuer's securities of BT-1 series,***
05.12.2005 – the date since when the depositary started central storage of the Issuer's securities of BT-2 and BT-3 series.

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is Russian Federation law of October 9, 1992 № 3615-1 "On currency regulation and currency control".

A number of Federal laws ratify the agreement of avoidance of double taxation between Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with over 50 countries.

When applying the provisions of international agreements of Russian Federation, a foreign organization should provide to a tax agent paying the income the confirmation of the fact that this foreign organization has a permanent location in the country with which Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided the translation in Russian.

Upon providing by a foreign organization, having the right for receiving income, of the above said confirmation to the tax agent who pays the income prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rates.

The issues of import and export of capital, which may influence the payment of dividends, interest and other payments to non-residents, are regulated by the following regulations: (in latest effective wordings):
Federal law of 10.12.2003 N 173-ФЗ (wording of 18.07.2005) "On currency regulation and currency control"
Russian Federation Tax Code, part 1, № 146-ФЗ of 31.07.98
Russian Federation Tax Code, part 2, № 117-ФЗ of 05.08.00
Federal law № 39-ФЗ of 22.04.1996 (wording of 18.06.2005) "On securities market"
Federal law № 160-ФЗ of 09.07.1999 (wording of 22.07.2005) "On foreign investments in Russian Federation"
Federal law № 39-ФЗ of 25.02.1999 (wording of 22.08.2004) "On investment activity in Russian Federation carried out in the form of capital investments"
Federal law № 86-ФЗ of 10.07.2002 (wording of 18.07.2005) "On Central Bank of Russian Federation (Bank of Russia)"

Federal law № 115-ФЗ of 07.08.2001 (wording of 16.11.2005) "On prevention of legalization (laundering) of criminal income and on prevention of financing of terrorism"
International treaties of Russian Federation on avoidance of double taxation.

8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer

Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer.

During 2005 the incomes were paid to legal entities and natural persons in the form of dividends.

The incomes were taxed in accordance with the norms established by chapters 23 and 25 of Russian Federation Tax Code:

The procedure of taxation of natural persons:

Residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 9 %. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax due to deduction from the income of taxpayer (resident) – beneficiary of dividends, *is calculated by the tax agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.*

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to 7,7519% . This rate is applied to deduct the tax from natural persons – residents.

The tax for income of natural persons *in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.*

Non-residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

The tax for income of natural persons in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

The procedure of taxation of legal entities:

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying

income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends ***is calculated by tax agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 9 %), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current tax period and the amount of dividends received by the tax agent himself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to 7,7519%. This rate is applied to deduct the tax from legal entities – residents.

For separate beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes without establishing legal entity, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the profit tax.

The tax for income in the form of dividends ***in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.***

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which Russian Federation has an international treaty (agreement) regulating the issue of preferential tax treatment.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

The procedure of taxation of income from realization of being placed and placed securities, and also of interest on the issuer's bonds in accordance with RF current legislation:

When paying income in the form of dividends received from the securities' issuer the taxation is made in accordance with RF current legislation on taxes and receipts:

The procedure of taxation of natural persons

Residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 1 of article 224 of RF Tax Code the income received by natural persons are subject to taxation with the source of their payment at the rate of 13 %.

Non-residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 3 of article 224 of RF Tax Code the income received by natural persons are subject to taxation with the source of their payment at the rate of 30 %.

The procedure of taxation of legal entities

Residents

In accordance with item 1 of article 247 of RF Tax Code, of item 6 of article 250 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with Russian organizations received them at the rate of income tax of 24%.

Non-residents

Carrying out the activity via permanent representation office

In accordance with item 2 of article 247 of RF Tax Code, of items 1 and 6 of article 307 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with foreign organizations received them and carrying out the activity in RF via permanent representation office at the rate of income tax of 24%.

Not carrying out the activity via permanent representation office

In accordance with item 3 of article 247 of RF Tax Code, of item 4 of article 286 of RF Tax Code, of sub-item 1 of item 2 of article 284 of RF Tax Code, of paragraph 3 of sub-item 3 of item 1 of article 309 of RF Tax Code and of item 1 of article 310 of RF Tax Code the received income is subject to taxation with the source of their payment at the rate of 20%.

However, in virtue of sub-item 4 of item 2 of article 310 of RF Tax Code calculation and income tax deduction of income paid to foreign organizations are made by tax agent for all kinds of income specified in item 1 of article 309 of RF Tax Code in all the cases of payments of such income, excluding the cases of income payments, which are in accordance with international agreements (treaties) are not taxed in RF, if a foreign organization provides for a tax agent a duly executed confirmation stipulated by item 1 of article 312 of RF Tax Code.

Since January 1, 2005 in regard of income from share participation in organization's activity received in the form of dividends, item 4 of article 224 of RF Tax Code establishes the rate of the tax of income of natural persons-residents in the size of 9%. The tax rate of 9% in accordance with sub-item 1 of item 3 of article 284 of RF Tax Code is applicable for tax withholding of legal entities-residents receiving income in the form of dividends from Russian organizations. These changes were introduced into part II of RF Tax Code by Federal law № 95-ФЗ of 29.07.2004 "On introduction of changes in part one and part two of RF Tax Code and on holding some legislative acts (provisions of legislative acts) of RF on taxes and receipts to be null and void".

8.9. Data on declared (accrued) and paid dividends on the issuer's shares, and also on the incomes on the issuer's bonds

For year 2000

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,27 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***23 626 708 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: **25.06.2001**

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***23 621 732 rubles***

Reasons for non-payment of declared dividends:

- Non-appearance of the shareholders in the Issuer's office for receiving dividends by cash;

- Incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- Incorrect/incomplete/outdated information on the mailing addresses of shareholders.

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2000

Category and type of shares: ***preferred A type shares***

The size of declared (accrued) dividends on the issuer's preferred A type shares as per one share: ***1.04 ruble***

The amount of declared (accrued) dividends in total on all preferred A type shares:

30 302 509 rubles

The name of the issuer's management body adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all preferred A type shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***30 285 302 rubles***

Reasons for non-payment of declared dividends:

- Non-appearance of the shareholders in the Issuer's office for receiving dividends by cash;

- Incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- Incorrect/incomplete/outdated information on the mailing addresses of shareholders.

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2001

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,32 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***28 000 795 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all ordinary shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed***: 27 942 079 rubles***

Reasons for non-payment of declared dividends:

- Non-appearance of the shareholders in the Issuer's office for receiving dividends by cash;

- Incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- Incorrect/incomplete/outdated information on the mailing addresses of shareholders.

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2001

Category and type of shares: ***preferred A type shares***

The size of declared (accrued) dividends on the issuer's preferred A type shares as per one share: ***0.96 ruble***

The amount of declared (accrued) dividends in total on all preferred A type shares: ***27 993 888 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all preferred A type shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***27 798 207 rubles***

Reasons for non-payment of declared dividends:

- Non-appearance of the shareholders in the Issuer's office for receiving dividends by cash;

- Incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- Incorrect/incomplete/outdated information on the mailing addresses of shareholders.

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2002

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,7066 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***173 802 112 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all ordinary shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***173 096 805 rubles***

Reasons for non-payment of declared dividends:

- ***Non-appearance of the shareholders in the Issuer's office for receiving dividends by cash;***
- ***Incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***Incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2002

Category and type of shares: ***preferred A type shares***

The size of declared (accrued) dividends on the issuer's preferred A type shares as per one share: ***1.7954 ruble***

The amount of declared (accrued) dividends in total on all preferred A type shares: ***147 193 004 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all preferred A type shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***143 698 322 rubles***

Reasons for non-payment of declared dividends:

- ***Non-appearance of the shareholders in the Issuer's office for receiving dividends by cash;***
- ***Incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***Incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2003

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,9186 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***225 947 665 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***224 782 945 rubles***

Reasons for non-payment of declared dividends:

- ***Non-appearance of the shareholders in the Issuer's office for receiving dividends by cash;***
- ***Incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***Incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2003

Category and type of shares: ***preferred A type shares***

The size of declared (accrued) dividends on the issuer's preferred A type shares as per one share: ***2,4510 rubles***

The amount of declared (accrued) dividends in total on all preferred A type shares: ***200 941 323 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all preferred A type shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***194 558 606 rubles***

Reasons for non-payment of declared dividends:

- ***Non-appearance of the shareholders in the Issuer's office for receiving dividends by cash;***
- ***Incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***Incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2004

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***1,3779 rubles***

The amount of declared (accrued) dividends in total on all ordinary shares: ***338 921 499 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares: ***From 15.07.2005 to 15.12.2005***

The form and other conditions of the payment of declared dividends on the issuer's shares: ***In cash***

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***335 277 510 rubles***

Reasons for non-payment of declared dividends:

- ***Non-appearance of the shareholders in the Issuer's office for receiving dividends by cash;***
- ***Incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***Incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2004

Category and type of shares: ***preferred A type shares***

The size of declared (accrued) dividends on the issuer's preferred A type shares as per one share: ***2,5082 rubles***

The amount of declared (accrued) dividends in total on all preferred A type shares: ***205 630 774 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares: ***From 15.07.2005 to 15.12.2005***

The form and other conditions of the payment of declared dividends on the issuer's shares: ***In cash***

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***

Total amount of dividends paid on all preferred A type shares of the issuer for the reporting

period for which the resolution on payment (declaration) of dividends was passed: ***199 248 280 rubles***

Reasons for non-payment of declared dividends:

- ***Non-appearance of the shareholders in the Issuer's office for receiving dividends by cash;***
- ***Incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***Incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

The issuers who had issued **the bonds** on which the income was paid should provide the following data:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 pieces***

Face value of each bond of the issue: ***1 000 rubles***

The amount of the bonds issue at face value: ***1 000 000 000 rubles***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***396,81 rubles***

The total size of the yield due to payment in cash on all the issue bonds: ***396 810 000 rubles***

The time period established for the payment of yield on the issue bonds:

Payment date	Size of coupon rate, %	Size of yield per 1 bond, rubles
23.05.2003	4.75	11.84
22.08.2003	4.75	11.84
21.11.2003	16.5	41.14
24.02.2004	16.5	41.59
24.05.2004	15	37.81
23.08.2004	15	37.40
22.11.2004	15	37.40
21.02.2005	15	37.81
23.05.2005	15	37.40
22.08.2005	15	37.40
21.11.2005	13	32.41
21.02.2006	13	32.77

The form and other conditions of the payment of yield on the issue bonds:

In Russian Federation currency, in non-cash form

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 4 of 2005***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles

Quarter 3 of 2003 (22.08.2003) - 11 840 000 rubles

Quarter 4 of 2003 (21.11.2003) – 41 140 000 rubles
Quarter 1 of 2004 (24.02.2004) – 41 590 000 rubles
Quarter 2 of 2004 (24.05.2004) – 37 810 000 rubles
Quarter 3 of 2004 (23.08.2004) – 37 400 000 rubles
Quarter 4 of 2004 (22.11.2004) – 37 400 000 rubles
Quarter 1 of 2005 (21.02.2005) – 37 810 000 rubles
Quarter 2 of 2005 (23.05.2005) – 37 400 000 rubles
Quarter 3 of 2005 (22.08.2005) – 37 400 000 rubles
Quarter 4 of 2005 (21.11.2005) – 32 410 000 rubles
The reasons of non-payment of the yield: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***10 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-10-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***488 pieces***
Face value of each bond of the issue: ***2 500 rubles***
The amount of the bonds issue at face value: ***1 220 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.
The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***
The form and other conditions of the payment of the yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2003***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 4 of 2003 - 6 768 rubles
Reasons of non-payment of the yield:
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***11 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-11-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***280 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***700 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003***

Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 144 rubles

Quarter 2 of 2003 - 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***18 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***182 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 092 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 0 ruble
Quarter 2 of 2003 – 117,7 rubles
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble
Quarter 1 of 2004 – 1 105,60 rubles
Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***19 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-19-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***70 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***420 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2003 – 52 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble
Quarter 1 of 2004 – 0 ruble
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***20 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-20-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 430 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 1 144 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 52 rubles

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***21 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-21-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***288 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 728 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 5 441,34 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 1 701,93 rubles

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***22 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 502 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 44,19 rubles

Quarter 2 of 2003 – 69,37 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 74,37 rubles

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***24 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-24-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***3 000 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 364,38 rubles

Quarter 2 of 2003 – 109,13 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 - 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002.***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 92,54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 - 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***1 - C***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-27-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***143 890 pieces***

Number of placed securities of the issue: ***143 440 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***14 344 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***the size of the yield cannot be indicated in money terms as the period of repayment (yield payment) of each bond is different. Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.***

The size of the yield which was due to payment on the issue bonds in money form in aggregate for all issue bonds: ***882 750,80 rubles***

The time period established for the payment of yield on the issue bonds:

From 07.06.2003 till 07.06.2005

The form and other conditions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 3 and 4 of year 2003, quarters 1, 2, 3 and 4 of year 2004, quarters 1, 2, 3 and 4 of year 2005***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 3 of 2003 – 34 619,1 rubles

Quarter 4 of 2003 – 19 427,85 rubles

Quarter 1 of 2004 – 34 472,83 rubles

Quarter 2 of 2004 – 14 527,62 rubles

Quarter 3 of 2004 – 9 421,07 rubles

Quarter 4 of 2004 – 14 026,74 rubles

Quarter 1 of 2005 – 57 446,40 rubles

Quarter 2 of 2005 – 223 320,42 rubles
Quarter 3 of 2005 – 52 589,15 rubles
Quarter 4 of 2005 – 10 616,90 rubles

Other data on the yield on the issue bonds: ***The payment of the yield on the issue bonds is made by the Issuer since 07.06.2003 – the date of the bonds repayment start.***
As of the reporting date the amount of yield unclaimed by the bonds holders is 412 262,72 rubles

Kind of securities: ***bonds***
Series: ***1 - Y***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-33-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***18 246 pieces***
Face value of each bond of the issue: ***100 rubles***
The amount of the bonds issue at face value: ***1 824 600 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***0,1 ruble***
The total size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue***: 1824,6 rubles***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 29.06.2003
The date of the repayment end: 29.06.2004
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters2, 3 and 4 of year 2003, quarters 1 and 2 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2003 – 0 rubles
Quarter 3 of 2003 – 39,7 rubles
Quarter 4 of 2003 – 1 277,4 ruble.
Quarter 1 of 2004 – 16,40 rubles
Quarter 2 of 2004 – 491,10 rubles.

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***2 - Y***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-34-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 pieces***
Face value of each bond of the issue: ***2000 rubles***
The amount of the bonds issue at face value: ***1 000 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond:

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value.

The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue***: Interest on the bond is accrued under the condition of its presentation for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value multiplied by 500, which for the repayment period amounted to 2 948.56 rubles.***

The time period established for the payment of yield on the issue bonds:

The date of the repayment start: 01.01.2005

The date of the repayment end: 31.12.2005

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1, 2, 3 and 4 of year 2005***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2005 – 2081,66 rubles

Quarter 2 of 2005 – 142,76 rubles

Quarter 3 of 2005 – 51,58 rubles

Quarter 4 of 2005 – 672,56 rubles

Other data on the yield on the issue bonds: ***none***

8.10. Other data

There are no other data on the Issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

Supplement № 1 – Code of Corporate Governance of OJSC "VolgaTelecom"

APPROVED by

OJSC "VolgaTelecom" Board of directors
March 11, 2004

The Code of Corporate Governance of OJSC "VolgaTelecom"

Nizhny Novgorod city
2004

Table of contents:

	Introduction	3
1.	The principles of corporate governance	4
2.	The rights of the Company's stockholders	4
3.	General meeting of stockholders	5
4.	The Company's Board of directors	8
5.	The Company's executive bodies	10
6.	The Company's corporate secretary	12
7.	Disclosure of information about the Company	13
8.	Control over the Company's financial-economic activity	14
9.	Dividends	15
10.	Settlement of corporate conflicts	16
	Final provisions	17

Introduction

Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company) is the largest telecommunications services operator of Povolzhskyi region of Russia.

Realizing its mission in meeting the customers' needs in high quality and reliability communication services, proceeding from the intent to develop as modern company capable of attracting the investments for the solution of these tasks, meeting high business, technological and financial standards, the Company voluntary takes upon itself to follow the principles and rules of corporate governance of this Code in its activity.

The purpose of adopting this Code by the Company is to form and implement to day-to-day activity the principles and the rules of corporate governance contributing to successful development of the Company expressed first of all in long-term prospects of the Company's development, in the growth of its value, in meeting legitimate interests and rights of all the stockholders and in forming positive image of the Company between the stockholders, employees, the Company's customers and other interested parties.

The principles and the rules contained in this Code meet international standards of the best practice of corporate governance and represent higher, as compared with current legislation, level of functioning of management and control bodies, of business culture and compliance with high ethical norms.

As the practice of corporate management in Russia and abroad develops, the Company will improve the rules and principles of corporate governance stated in this Code and ensure their more complete abidance in its day-to-day activity.

1. The principles of corporate governance

1.1. Corporate governance is the system of principles, norms and rules in accordance with which the relations between stockholders, members of the Board of directors, the Company's executive bodies and other interested parties are regulated.

1.2. The Company commits itself to perfect corporate management in accordance with the principles ensuring:

- Factual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information on the Company, including on its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;
- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

1.3. The Company realizes the importance of perfecting the corporate governance of its affiliated and dependent companies and seeking to ensure the openness and transparency of the activity of the said organizations and also to introduce the basic principles of this Code in them.

2. The rights of the Company's stockholders

2.1. In its activity the Company proceeds from the fact that its management and control bodies, and first of all the Board of directors, the Company's Management board and General director ensure the observance of rights and protection of the Company's stockholders interests.

2.2. The Company to the maximum ensures reliable and efficient accounting of property rights of the stockholders for the shares by transferring the functions of depositing and keeping the register of stockholders to a specialty registrar who is independent in relation to the Company and has proper technical facilities and control systems ensuring qualitative keeping and safety of the register data, the registrar acting on the basis of license in accordance with the requirements of current legislation.

2.3. The stockholders have the right in their discretion to freely dispose of the shares in their possession, to perform any acts not contradicting the law and not violating the rights and law protected interests of other parties, including the transfer of their shares to the possession of other persons.

2.4. In its activity the Company proceeds from regular and timely ensuring of receipt by the stockholders of exact and complete information allowing for them to take optimal decisions on the issues of the Company's activity and disposal of securities in their possession.

2.5. The Company ensures the right of the stockholders to participate in the management of the Company's activity and adoption of decisions on the most important issues of the Company's activity. The Company observes the stockholders' right to get profit share of the Company in the form of dividends and tends to the predictability of the Company's dividend policy for the stockholders. The Company will conduct the policy aimed for the receipt by the stockholders of dividends of the declared amount and within short-term period.

2.6. The Company expects that the stockholders will not abuse the rights granted to them and will not perform the acts aimed at causing harm to other stockholders or to the Company.

3. General meeting of stockholders

3.1. The Company complies with the requirements of Russian Federation legislation to the procedure of preparation and holding of general meeting of stockholders and makes efforts to perfect the procedures of preparation and holding of general meetings of stockholders.

3.2. The procedure of preparation and holding of general meeting of stockholders is regulated by the Charter and the internal document of the Company – "Provision on the procedure of holding general meeting of OJSC "VolgaTelecom" stockholders (hereinafter – the Provision on holding general meeting of stockholders).

3.3. The Company applies the methods of giving notice to the stockholders on the convocation of general meeting of stockholders, these methods ensure timely provision of the information to all the persons included into the list of persons having the right to participate in general meeting of stockholders.

3.4. Along with the major method of notifying the stockholders by mailing a communication about holding the meeting to every stockholder, the Company uses additional channels: publication of information about holding general meeting of stockholders in one nationwide daily – "Rossiiskaya gazeta" having one of the largest readership circulation in the country, and also in a number of leading mass media of Russian Federation subjects on the territory of which the Company is operating. The Company uses its corporate Internet site www.volgatelecom.ru as an additional method of notifying the stockholders on holding general meeting.

3.5. The Company tends to extend the time period for notification of the stockholders about the upcoming general meeting and to notify the stockholders about holding general meeting of stockholders at least 30 days prior to the date of its holding, if the legislation does not stipulate a longer period.

3.6. The Company tends to expand the content of communication about holding general meeting of stockholders and to provide in the communication about holding of formal general meeting the information about the beginning and the end of registration and the location of registration, and in case of absentee voting – the date to which the voting ballots should be received.

3.7. The Company provides the stockholders participating in the general meeting the opportunity to familiarize with the information providing complete insight of the Company's activity required for taking informed, better decisions on the issues of the agenda of the general meeting. The stockholders can familiarize with the information:

- At the location of the Company's executive body,
- In the Company's branches,

- At the Company's website in the Internet: www.volgatelecom.ru

3.8. The volume of information provided to the stockholders is defined by the Charter and the Provision on the procedure of holding general meeting of stockholders.

3.9. The persons having the right to participate in stockholders' general meeting are provided the following information (materials) in the procedure and to the address (addresses) indicated in the communication about holding general meeting of stockholders: - Annual accounting statement, including auditor's report, the Company's Auditing committee report based on the results of the check of the annual accounting statement,

- Data on the candidates to the Company's Board of directors, to the Company's Auditing committee,
- The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording,
- The drafts of the Company's internal documents,
- The drafts of other documents the adoption of which is stipulated by the drafts of resolutions of the stockholders' general meeting,
- The drafts of resolutions of the stockholders' general meeting,
- Other information (materials) required for provision in accordance with current legislation,
- Other information (materials) for adopting the resolutions on the issues of the agenda of the stockholders' general meeting included by the Board of directors in the list of information (materials) provided to the stockholders during the preparation to holding the stockholders' general meeting.

3.10. For exercising the right of stockholders to participate in general meeting, the Company adopts internal documents ensuring in accordance with legislation the rights of stockholders to demand the convocation of general meeting and bring forward the motions in the meeting's agenda, the capability to duly get prepared for participation in the stockholders' general meeting, and also the capability of exercising the right of vote by each stockholder.

3.11. In its internal documents the Company defines the rules and the procedure of holding general meeting of stockholders in such a way so that they ensure equal treatment of all stockholders, facilitate stockholders' participation in the general meeting and expression of their opinion on the issues put on the meeting's agenda.

3.12. Stockholders (stockholder) who are in total the owners of at least 2 percent of the Company's voting shares have the right to introduce the issues to the agenda of annual general meeting of stockholders, to nominate candidates to the Company's Board of directors, to the Company's Auditing committee. Stockholders who are the owners of at least 10 percent of the Company's voting shares have the right to convene extraordinary general meeting of stockholders. The specified stockholders (stockholder) do not submit the extract from stockholders' register in case, if their rights for the shares are accounted for in the system of keeping the register of stockholders, if their rights for the shares are accounted for at custody account at depositary then it is sufficient to submit the extract from custody account of the depositary.

3.13. The Company provides the stockholders who possess at least 1% of votes the capability of familiarizing with the list of persons having the right to participate in stockholders' general meeting starting from the date of announcement of holding stockholders' general meeting and to the date of closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of ballots for voting at the location of the executive body.

3.14. When forming the agenda of the stockholders' general meeting the Company defines the issues of the agenda in such a way so that to avoid their different or ambiguous interpretation.

3.15. The Company provides the registration of the participants of stockholders' general meeting; this registration provides the capability to all the stockholders wishing to participate

in the general meeting to come through this procedure before the general meeting beginning. The description of this procedure is stated in the Provision on the procedure of holding stockholders' general meeting.

3.16. The Company provides the rules of order of stockholders' general meeting which guarantee reasonable, equal capability to all the stockholders present at the meeting to express their opinion and ask questions on the agenda.

3.17. In order to provide the stockholders the capability of getting answers to their questions the Company commits to secure the presence of the members of the Board of directors, representatives of the executive bodies and the Company's Auditing committee at the stockholders' general meeting.

3.18. The Company tends to secure the presence of candidates to the new structure of the Company's Board of directors and the representatives of the Company's auditor at the stockholders' general meeting.

3.19. The Company tends to exclude any doubts in the correctness of totaling the results of voting and for this purpose it transfers the functions of the Company's counting commission to an independent registrar and provides the totaling of the results of voting and their disclosure before the closing of the stockholders' general meeting.

3.20. When defining the location, the date and the time of holding general meeting of stockholders the Company proceeds from the necessity to provide the stockholders with real and light capability to participate in the meeting.

4. The Company's Board of directors

4.1. The Board of directors is a joint management body of the Company carrying out general management of its activity, excluding the solution of issues referred by federal laws and the Company's Charter to the competence of stockholders' general meeting and the Company's executive body.

4.2. The basic purposes of the activity of the Board of directors are the control over ensuring the efficient management of the company's activity in order to ensure long-term, stable development of the Company, the growth of its value, protection of rights and legitimate interests of the stockholders.

4.3. The major trends of the activity of the Board of directors are:

- Strategy formulation of the Company's development and control over its implementation;
- Control over the activity of the executive bodies;
- Ensuring the efficient activity of the system of internal control and risk management;
- Ensuring the protection of stockholders' rights and also contributory influence in the settlement of corporate conflicts.

4.4. In the course of preparing and adopting the decisions the Board of directors tends to take into account the interests of labor collective, partners, creditors, local public and other interested groups of the Company.

4.5. The purposes, principles of activity, competence, operating procedures of the Board of directors, the rights and duties of the members of the Board of directors are stated in the Charter and in the Company's internal document "Provision on the Board of directors of OJSC "VolgaTelecom".

4.6. In its decisions the Board of directors proceeds from the necessity to act right in relation to all the stockholders, and may not take into account the interests of only some single

group of stockholders. The Board ensures the creation of the system of identifying and settlement of potential conflicts of interests both between its members and in the activity of the executive body.

4.7. The Board of directors ensures equal conditions to all the stockholders to exercise their rights.

4.8. The Company's Board of directors holds its sessions at least once a month in accordance with the approved action plan. The sessions of the Board of directors may be held in the form of joint attendance (including by using conference call) or in the form of absentee voting. The company tends to the fact that the decisions on the most important issues of its activity, such as the approval of the Company's budget, the strategies of development, assessment of work of executive bodies and determination of remuneration of its members, recommendation of the candidate of external auditor are adopted by holding the session of the Board of directors in the form of joint attendance.

4.9. The Board of directors defines the priority trends of the Company's activity and approves the annual budget, the strategies and the programs of the Company's development, and also carries out the control over their implementation.

4.10. The Board of directors creates and maintains the necessary controls over the activity of the Management board and the General Director, including monitoring and assessment of the results of their activity as compared with the approved plans.

4.11. The Board of directors regularly assesses the activity of the Company's executive bodies, top managers and the activity of the Board of directors itself, including the development, approval and modification of the system of remuneration of the key managers.

4.12. The Board of directors tends to create a transparent system of remuneration and compensation of expenses related to execution of its functions by the Board of directors. Remuneration and compensations to the members of the Board of directors should match their contribution to the activity of the Board and to the Company's development. The information about the total amount paid as remuneration and compensations to the members of the Board of directors for the last accomplished fiscal year is reflected in the Company's annual report approved by the stockholders' general meeting and also in the issuer's quarterly reports.

4.13. The Board of directors ensures the creation of the system of financial risks management which would allow for the assessment of risks the Company faces in the course of its activity; the purpose of this system is to minimize negative implications of such risks.

4.14. The Company proceeds from the fact that the persons nominated to the structure of the Board of directors should enjoy the stockholders' confidence and have knowledge, skills and experience required for adopting the decisions on the issues related to the competence of the Board of directors and allowing for efficient execution of the functions of a member of the Company's Bard of directors. The Company will tend to state in its internal documents specific requirements to the members of the Board of directors as regards the qualification, professional experience and ethical norms of their activity.

4.15. The Company tends to expand the information on the candidates to the Board of directors which is provided to the stockholders before general meeting, and in particular on such items as professional experience and qualification of a candidate, the nature of his (her) relations with the Company, its affiliated structures and separate groups of stockholders, on availability or lack of conflict of interests of a candidate as regards his (her) election to the structure of the Board of directors.

4.16. The structure of the Board of directors should ensure its efficient operation, taking into account different interests and points of view while elaborating decisions and resolutions. Quantitative and qualitative composition of the Board of directors should conform to the legislation requirements imposed to the structure of the board of directors, in particular the correlation between

executive and non-executive directors. The Company tends to the fact that outside, independent members of the Board of directors have the opportunity to make essential input into the discussion and adoption of the most important resolutions and decisions.

4.17. The major requirement of the Company to an independent director is the ability to give independent estimations of the issues under discussion, which assumes the lack of any circumstances that may affect the formation of his (her) opinion.

4.18. A member of the Board of directors meeting the following requirements is considered to be an independent director:

- not being during the last three years and not being currently an official (manager) or the Company's employee, and also an official or an employee of the management organization of the Company;
- not being an official of another company in which any official of the Company is a member of staff or rewards committee of the Board of directors;
- not being an affiliated person of an official (manager) of the Company (an official of the management organization of the Company);
- not being an affiliated person of the Company, excluding a member of the Company's Board of directors;
- not being a party under liabilities with the Company in accordance to the terms and conditions of which he (she) may acquire the property (receive cash assets) the value of which is 10% and more per cent of his (her) joint, annual income apart from receiving remuneration for participation in the activity of the Board of directors;
- not being a large contracting party of the Company (the contracting party, which has within a year effected deals with the Company in the total amount equal to 10 or more percent of the balance sheet assets of the Company);
- not being the representative of the state.

4.19. The Company requires that from time to time the independent director makes a written declaration, disclosing the information allowing for ascertaining whether he is an affiliated person in relation to the stockholders or contracting parties of the Company, and also with their affiliated persons.

4.20. The members of the Board of directors must perform the obligations they are charged with, bona fide and rationally in the Company's interests. The member of the Board of directors may not disclose and use in third party's personal interests the confidential information of the Company and insider information.

4.21. The Board of directors of the Company is elected at the General meeting of stockholders by cumulative voting, which contributes to the consideration of opinions of all stockholders, including those possessing modest block of shares (minority stockholders).

4.22. For the purpose of effective functioning of the Board of directors the Company establishes Committee on corporate governance, Staff and Rewards Committee, Committee on Budget and Investment planning. The purpose of the specified Committees is to preliminary consider the most important issues and the preparation of recommendations to the Board of directors for making resolutions on these issues. The Board of directors may also establish other permanent or interim committees, as required, for the consideration of single or short- term issues and problems.

4.23. The procedure of sessions of the Board of directors is stipulated by the Provision on the Board of directors of the Company. The Company perfects the given procedure so that it ensures to the maximum the opportunity for the members of the Board of directors to get duly prepared to the session of the Board of directors.

5. The Company's executive bodies

5.1. For the purpose of providing operative management of the Company, the Board of

directors establishes joint executive body (the Management board) and appoints single executive body (General Director) of the Company. The Chairman of the Management board is in charge of the Management board and directs it, and holds the post of the General Director.

5.2. The Management board and the General Director are accountable to the Board of directors of the Company. They exercise their activity in strict conformity with the requirements of the current legislation, the Charter of the Company and the "Provision on the Management board of OJSC "VolgaTelecom", and also on the basis of the provisions of the present Code.

5.3. The competence of executive bodies of the Company is defined by the Charter of the Company. The consideration of issues beyond the limits of usual economic activity of the Company and of the issues within the limits of usual economic activity of the Company but having an important effect on the Company is referred predominantly to the competence of the joint executive body.

5.4. The General Director and the Management board of the Company admit their liabilities in relation to the stockholders and are aimed at bona fide and competent performance of obligations on the current activity management providing steady and long-term development of the Company.

5.5. At the formation of the structure of executive bodies, the Company prevents a sharer, the General Director (Corporate executive), the members of the management board or an employee of the legal entity which is the Company's competitor, from being the members of the executive bodies of the Company.

5.6. The members of the Management board, including the General Director, must avoid actions resulting or capable to result in conflicts between the interests of the Company and their own interests, and in the case of such conflict must disclose the information about this conflict to the Board of directors.

5.7. The Management board is responsible for the timely providing the members of the Board of directors with information and materials, necessary for performance of their functions, in time allowing for studying them in full.

5.8. The Management board of the Company establishes the system of internal control and monitoring of risks related to the Company's activity, with the purpose of early revelation of tendencies capable to have negative impact on the current results of activity and the realization of perspective plans of the Company's development. The Management board and the General Director submit the information about facts capable to cause the most serious risks for the Company and motions on the prevention of crisis situations related to such risks to the Board of directors.

5.9. The General Director and the members of the Management board must have high business reputation. The executive bodies of the Company in their cooperation with business associates are guided by the high standards of business ethics; follow the principles of building long-term relations, development of interaction and mutually advantageous cooperation.

5.10. The General Director and the members of the Management board are responsible for violations of provisions on the use of confidential, official and insider information of the Company.

5.11. The remuneration of the General Director and of the members of the Management board corresponds to their participation in the Company's activity and to their role in the development of the Company. The criteria determining the amount of remuneration of the members of the Management board and the procedure of its payment are defined by the "Provision on the Management board of OJSC "VolgaTelecom" and by the resolutions of the Board of directors. The information on the total amount of remunerations paid to the members of the Management board in the last completed fiscal year is reflected in the quarterly statements of the Company.

6. Corporate secretary of the Company

6.1. The main task of the Corporate secretary of the Company is to provide observance of the procedural requirements guaranteeing realization of the rights and interests of shareholders of the Company by bodies and officials of the Company.

6.2. The Corporate secretary of the Company contributes to raising the effectiveness of work of the Board of directors, to raising the level of transparency of the Company, of the effectiveness of the Company's cooperation with its stockholders and other participants of corporate relations.

6.3. The Corporate secretary of the Company is appointed to the post and dismissed by the Board of directors, and is accountable to the Board of directors. The Corporate secretary of the Company provides performance of the following functions:

- organization of preparation and holding of the General meetings of stockholders in accordance with requirements of the legislation, the Charter of the Company and "The Provision on the procedure of holding the General meeting of stockholders";
- organization of preparation and holding of the sessions of the Board of directors and of its Committees' meetings, in accordance with requirements of current legislation, the Charter of the Company, the Provision on the Board of directors and the Provisions on the Committees of the Board of directors;
- assistance to the members of the Board of directors in performance of their functions;
- providing disclosure (submittal) of information about the Company and storage of the Company's documents;
- providing duly consideration by the Company of the stockholders' applications and settlement of conflicts, concerning the violation the stockholders' rights;
- notification of the Chairman of the Board of directors of all facts preventing the observance of procedures subject to ensuring by the Corporate secretary of the Company;
- providing disclosure of information about the Company to the stockholders and interested persons.

6.4. Rights, duties, size of remuneration and responsibilities of the Corporate secretary of the Company are defined by internal documents of the Company, and also by the contract concluded by him/her with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company.

6.5. The Corporate secretary of the Company must possess knowledge necessary for performance of his/her functions, and also enjoy confidence of shareholders and of the members of the Board of directors.

6.6. With a view of controlling the effective performance by the Corporate secretary of his/her duties, the back office of the Corporate secretary of the Company may be established.

6.7. If the Corporate secretary of the Company is not appointed, his/her functions are performed by the Secretary of the Board of directors or by corresponding structural sub-divisions of the Company.

7. The disclosure of information about the Company

7.1. The Company's policy of disclosure of information about its activity is aimed at timely and full report of this information to all persons interested in receiving the information in the amount necessary for making a better decision about participation in the Company or taking other actions capable to influence the financial and economic activity of the Company.

7.2. The main principles of disclosure of information about the Company are regularity and efficiency of its submission, availability for the majority of stockholders and other interested persons, its authenticity and the completeness of its content, observance of reasonable balance

between the exposure and commercial interests of the Company.

7.3. At the disclosure of information about the Company's activity, the Company provides equal treatment in relation to all groups of beneficiary of the information and prevents priority of one group of beneficiaries of the information over the others.

7.4. The Company's choice of information dissemination channels is based on the principle of providing free, clear access not connected with exorbitant charges, of the interested persons to the disclosed information.

7.5. The Company provides the disclosure of information on all essential issues of the Company's activity by satisfying the requirements established by the legislation of Russian Federation and regulations, principles of corporate governance and formed international practice.

7.6. The Company pays special attention to the disclosure of information about its property structure.

7.7. The management and competent employees of the Company submit the information at the meetings with investors and stockholders of the Company, at cooperation with rating agencies, at press conferences, and also by means of publications in the mass media, brochures and booklets. The information is also disclosed at the website of the Company in the Internet: www.volgatelecom.ru

7.8. The Company fixes the principles of information policy in the internal document - Provision on the information policy.

7.9. The Company reports annually to the stockholders about its activity. The content of information allows the stockholders to appraise the results the Company's one year activity. The annual report contains and in particular:

- the role of the Company in the industry;
- the foreground areas of the Company's activity;
- the report of the Board of directors on the results of the Company's development in the foreground areas of its activity;
- the development prospects of the Company;
- report on the payment of declared (accrued) dividends;
- description of the main risk factors, related to the Company's activity;
- the list of deals effected by the Company in the fiscal year and considered by the legislation to be large deals and related party transaction; the essential conditions of each deal and the body of management of the Company, which has approved each deal are to be indicated in the list;
- the structure of the Board of directors and its modifications in the fiscal year, information about the members of the Board of directors;
- information about the General Director of the Company and the members of the Management board, including their biographical data and holding of shares of the Company during the fiscal year;
- criteria of determining and the total amount of remuneration of the General Director, the members of the Management board and of the Board of directors of the Company, in accordance with the results of the fiscal year;
- information about the observance by the Company of the Code of corporate governance;
- the Company's Auditing committee certificate;
- independent auditor report.

7.10. The Company tends to the inclusion of additional information allowing the stockholders to make better decisions into its annual reports, for example: information about the number, the kind of clients and the dynamics of their modification; about the billing policy of the

Company, about effecting technical policy of the Company and implementation of new technologies; the Corporate secretary's report; report on the work of the Board of directors and of the Management board; information on the stockholders' letters, applications and claims and corporate conflicts, results of reaction to them.

7.11. Taking charge of protection of official and commercial secret, the Company assumes the responsibility for non-disclosure of confidential information, and also effects control over the use of insider information. All employees of the Company are obliged to provide the protection of confidential information and to observe the rules related to the use of insider information.

8. Control over the financial and economic activity of the Company

8.1. The essential goal of control over the financial and economic activity is the protection of stockholders investments and of the Company assets. In the conditions of raising effectiveness and transparency of the system of management, internal control in the Company, this aim is achieved also by introduction of the corporate information system.

8.2. One of the priorities of the system of control of the Company is the prevention, revelation and limiting of financial and operational risks.

8.3. The control over the financial and economic activity of the Company is effected by the Auditing committee and by the internal audit department. An independent auditor is also involved in the control.

8.4. The Auditing committee is elected by the General meeting of stockholders in the procedure stipulated by the current legislation and by the Charter of the Company for a period of 1 year. The Company tends to the raising of competence of the Auditing committee members and of their ability to support objective comments. The Auditing committee effects control over the financial and economic activity of the entire Company, including its branches and the representation office.

8.5. To raise the effectiveness of control over the financial and economic activity the Company effects regular internal control. The internal audit department elaborates procedures of internal control, subject to the Management board's approval.

8.6. The Board of directors effects control over the application of internal control procedures. The Board of directors effects preliminary approval of operations passing the limits established by the Company's annual budget.

8.7. For the purpose of examination and confirmation of the correctness of the annual financial records, the Company involves annually a professional auditor, whose material interests are not connected with the Company or its stockholders.

8.8. An independent auditor of the Company is approved by the General meeting of stockholders. The terms and conditions of the contract concluded with the auditor, including the amount of payment for its services, are approved by the Board of directors of the Company.

8.9. The Board of directors of the Company effects regular control aimed at the prevention of conflict of interests in the activity of the involved independent auditor.

8.10. The independent auditor effects the audit of the financial and economic activity of the Company in accordance with legal acts of Russian Federation, on the basis of the contract concluded with it. The audit of the Company is effected in the way allowing to receive objective and full information on the Company's activity as the result of the audit.

9. Dividends

9.1. The Company proceeds from the fundamental importance of ensuring the receipt by

the stockholders of their share of the Company's profits in accordance with the number and categories of the shares they possess.

9.2. The dividend policy of the Company is based on the principle of rational distribution of the profit got by the Company with due account for its investment needs. The basic principle of the dividend policy of the Company is the investment of its profit only in the economically justified projects, contributing obviously to its steady and long-term development.

9.3. The resolution on the payment of annual dividends, the amount of the annual dividend and the method of its payment in respect of each category (type) of shares is passed by the General meeting of the stockholders.

9.4. The Company informs the stockholders about its dividend policy by means of placing the information in mass media and at the website of the Company in the Internet: www.volgatelecom.ru

9.5. The dividends declared by the Company are paid only by monetary assets.

9.6. The payment of dividends is made in the terms stipulated in the Charter of the Company and by the resolutions of the General meetings of the stockholders or in shorter terms.

10. Settlement of corporate conflicts

10.1. The Company attaches great importance to the timely prevention and just settlement of corporate conflicts.

10.2. In relation to the corporate conflicts the Company follows the principle of prevention of conflicts at the earliest stages of their occurring and attentive attitude towards them.

10.3. In the case of corporate conflict the Company occupies position based on the provisions of Russian Federation legislation.

10.4. If the subject of the corporate conflict is the issue referred to the competence of the Board of directors of the Company or to the competence of the single executive body, the Board of directors establishes interim Committee on the settlement of corporate conflicts.

10.5. In the case when the corporate conflict between the stockholders of the Company is capable to affect the Company's interests or the interests of other stockholders of the Company, the body of the Company responsible for consideration of such dispute decides whether the dispute affects the Company's interests or the interests of other stockholders or not, and also whether its participation is capable to contribute to the settlement of the corporate conflict or not.

10.6. With the consent of the stockholders who are the parties of the corporate conflict, the bodies of the Company (its members) may participate in the negotiations between the stockholders, submit to the stockholders the information in their disposal and which concerns the conflict and also documents, clarify the provisions of the legislation on joint stock companies, and the provisions of the internal documents of the Company, give advisory opinions and recommendations to the stockholders, prepare the drafts of documents on the settlement of conflicts for their signing by the stockholders, on behalf of the Company and within their competence assume responsibility in relation to the stockholders in the amount which is capable to contribute to the settlement of the dispute.

10.7. In case of impossibility to settle the corporate conflict between the Company and a stockholder (a group of stockholders), between the stockholders of the Company or between the stockholders and separate bodies of management of the Company, by other means, the dispute may be transferred to the Arbitration court for consideration.

Final provisions

The present Code is valid since the moment of its approval by the Board of directors.

The Board of directors at its sessions considers regularly the issues of observance of the present Code and ensures publication of information about results of consideration.

The Company will perfect the present Code in accordance with new standards of corporate governance in Russian and international practice, with due account for the interests of stockholders, of the Company and other interested groups.

Issues, not stipulated by the present Code, are regulated by the current legislation of Russian Federation, international contracts and agreements and by the Charter of the Company.

A P P R O V E D by
OJSC "VolgaTelecom" Board of directors
On September 24, 2004
Minutes № 8 of September 27, 2004

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
________________________ E.V. Yurchenko

Changes in the Code of corporate governance of OJSC "VolgaTelecom"

Nizhny Novgorod city
2004

In article 4 “The Company’s Board of directors” item 4.22. is to be stated in the wording “For the purpose of effective functioning of the Board of directors the Company establishes the Committees of the Board of directors realizing the functions for corporate governance, staff and remuneration, strategic development, audit, etc.

The Committees are designed for preliminary consideration of issues related to the competence of the Board of directors and for preparation of recommendations on them to the Board of directors”.

APPROVED by
OJSC "VolgaTelecom" Board of directors
On May 20, 2005
Minutes № 30 of May 23, 2005

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
________________________ E.V.Yurchenko

Changes in the Code of
Corporate governance of
OJSC "VolgaTelecom"

Nizhny Novgorod city, 2005

In article 3 “General meeting of stockholders” item 3.17. is to be stated in the wording:
“3.17. In order to provide the stockholders the capability of getting answers to their questions the Company ensures the presence of General Director, the members of the Management board, the members of the Board of directors, the members of the Company’s Auditing committee and the Company’s Auditor at the general meeting of stockholders”.

In article 4 “The Company’s Board of directors” item 4.20. is to be stated in the wording:
“4.20. To notify in writing the Board of directors about possession of the Company’s securities and also about purchase and sale of the Company’s securities, of its affiliate and dependent companies, to disclose the information about made transactions with such securities (quantity, type of securities, date of sale or acquisition) not later than 5 days since the date of their settlement”.

In article 4 “The Company’s Board of directors” item 4.21. is to be stated in the wording:
“4.21. The motion about nominating the candidates for the election to the Company’s Board of directors must contain the following data about a candidate:
- Surname, name and patronymic name;
-Year of birth,
- Citizenship;
- Education (specialty in diploma),
- Principal place of employment and post;
- Data about posts held during the last 5 years, the posts;
- About membership in management bodies of commercial and non-commercial organizations and about holding posts in other legal entities, and also about nomination to members of boards or for election (appointment) to a post in other legal entities;
- Data about relations with affiliated entities/persons and large counterparties of the Company”.

In article 4 “The Company’s Board of directors” items 4.20. - 4.23. are to be considered to be items 4.22 - 4.25. correspondingly.

In article 5 “The Company’s executive bodies” item 5.10. is to be stated in the wording:
“5.10. General Director and the members of the Management board must notify in writing the Board of directors about possession of the Company’s securities, and also about purchase and sale of the Company’s securities, of its affiliate and dependent companies, disclose the information about made transactions with such securities (quantity, type of securities, date of sale or acquisition) not later than 5 days since the date of their settlement”.

In article 5 “The Company’s executive bodies” items 5.10.-5.11. are to be considered to be items 5.11. - 5.12. correspondingly.

In article 9 “Dividends” item 9.5. is to be stated in the wording:
“9.5. The dividends declared by the Company may be paid both by monetary assets and by other property in case if the general meeting of stockholders of the Company passed the resolution on payment of dividends in non-monetary form”.

SUPPLEMENT № 2 – OJSC "VolgaTelecom" internal document, laying down the rules on preventing the insider dealings

APPROVED by

the decision of the Board of directors of
OJSC "VolgaTelecom"
Minutes № 35 of June 27, 2005

PROVISION

On the procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities

TABLE OF CONTENTS

1. General provisions ....Ошибка! Закладка не определена.

2. Definition of insider information and insider 303

3. Procedure of using insider information ....Ошибка! Закладка не определена.

4. Protection of insider information against misuse ..Ошибка! Закладка не определена.

5. Compliance with the requirements of this ProvisionОшибка! Закладка не определена.

6. Final provisions ....Ошибка! Закладка не определена.

1. General provisions

1.1. The Provision on the procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities (hereinafter – the Provision) is the internal document of OJSC "VolgaTelecom" (hereinafter - the Company).

1.2. This Provision is aimed at regulation of using insider information and comprises:

- Definition of the insider information and the insider;
- The procedure of using insider information;
- Measures for protection of insider information against misuse.

The requirements of this Provision are applicable to all the Company's bodies and its employees in the Company's relations with shareholders and employees, and also with its contracting parties and government authorities, if these relations concern using the information on the Company's activity, the Company's securities and transactions with them, the information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of the Company's securities (hereinafter- insider information).

2. Definition of the insider information and the insider

2.1. In this Provision by the insider information is meant:

- The Company's information which is subject to disclosure but not disclosed according to the RF legislation on the securities market and the Company's internal documents, in case if its disclosure prior to the moment of official disclosure may materially affect the market value of the Company's securities;
- Other information on the Company's activity and its subsidiary and associated companies, on the Company's securities, transactions with them, and the specified information not being accessible to the public and its disclosure is capable to affect materially the market value of the Company's securities.

2.2. Natural persons and legal entities are recognized to be insiders if they have the right of access to insider information under the law, other normative legal act, duty regulations or other internal document of the Company, and also on the basis of the contract with the Company, including:

- The Board of directors' members, the members of the Committees with the Board of directors, the members of the Company's Auditing committee, the members of the Management board, the Company's General Director;
- The persons performing labor, official or other professional duties for the Company, including on the basis of civil law contracts, whereby having the right of access to insider information (including auditors, specialized depositaries, professional participants of securities market);
- Heads of subsidiary and associated companies;
- Other natural persons and legal entities who have become the holders of insider information legally or illegally.

3. The procedure of using the insider information

3.1. Insiders have the right to use the insider information only in the Company's interests and in accordance with this Provision and other internal documents of the Company.

The Company's contracting parties are entitled to use the insider information which became known to

them in accordance with law, other normative act and agreements with the Company.

3.2. The insiders have no right:

- To transfer the insider information or information based on it to other persons (entities) or to make such information accessible to third parties, except for the cases stipulated by RF legislation or defined by the decisions of the Company's Board of directors and the Management board;
- To give recommendations to third parties on making transactions with securities, if the recommendations are based on the specified information;
- To use the insider information in their own interests and/or in the interest of other persons (entities).

3.3. The members of the Company's Board of directors and its committees, Management Board, its General Director and the Company's employees having the access to the insider information are obliged to inform the Board of directors on their intention or on the intention of their close relatives to make transactions with the shares of the Company, of its subsidiary and associated companies, not later than 3 days prior to the settlement of such transactions, and also on transactions made with the specified securities. The specified obligation of persons, indicated in this item, is to be included into their duty regulations into the contract concluded with them by the Company.

3.4. The Company's employees authorized to communicate with shareholders, investors and general public in the context of performance of official duties are obliged to provide equal opportunity for all interested persons to get simultaneous access to the disclosed relevant information on the Company's activity, and also they are to take measures on denial of inadequate information, if its distribution results in causing damages to the Company and/or to its shareholders.

3.5. In case of violation of current legislation in the sphere of information disclosure, and also of the norms of this Provision, if such violation resulted in causing damages to the Company and/or its shareholders, persons and entities guilty of the specified violation and indicated in item 2.2. of this Provision may be brought to disciplinary, civil, administrative or criminal responsibility correspondingly.

4. Protection of the insider information against misuse

4.1. The Company has the right to introduce special procedures aimed to protect the insider information against misuse, to assure observance of the insider information usage procedure, including by means of excluding unauthorized access to the insider information and its usage by insiders specified in item 2.2. of this Provision; to increase the level of investors' and partners' confidence in Company.

4.2. To assure observance by insiders of insider information usage procedure the Company takes the following actions:

- Stipulates in internal documents, labor and other contracts the duties of the Company's employees and contracting parties, related to observance of insider information usage procedure, and also the measures of responsibility for the violation of the specified procedure, for the employees (violation of labor discipline), for the Company's contracting parties (violation of contractual obligations);
- To familiarize persons and entities specified in item 2.2. of this Provision with the list of insider information;
- To familiarize the persons specified in 2.2. of this Provision with established procedure of using insider information and with liability for its violation;
- To provide insiders with conditions necessary for observance by them of established procedure of insider information usage;
- To take other actions in order to ensure the procedure of using the insider information.

4.3. For the purpose of protecting the insider information an insider is obliged:

- To obey the established procedure of using the insider information;
- Not to disclose the insider information, not to transfer it to third parties and not to use it in its own interests without the Company's consent, unless otherwise provided for by legislation, other normative acts or reasonable requirements of government and other bodies;
- Not to disclose the insider information after the termination of labor or other contract with the Company;
- To pay the damages caused to the Company due to violation by the specified person (entity) of the procedure of using the insider information;
- To transfer physical information carriers, containing the insider information, to the Company after termination or dissolution of labor or other contract with the Company;
- To observe other requirements concerning the insider information protection, the requirements being stipulated by law, other normative acts, the Company's Charter, this Provision, and other internal documents of the Company, and also by agreements with the Company.

5. Compliance with the requirements of this Provision

5.1. The Company's executive bodies ensure reliable mechanism of preparation, coordination and control over the content and the terms of information being disclosed, the appropriate system of custody of the Company's documents, functionality and safety of informational resources.

5.2. The Company's General Director organizes control over the observance of the requirements of this Provision.

6. Final provisions

6.1. Modifications and amendments in this Provision are introduced by the decision of the Company's Board of directors.

6.2. If due to modification of legislative and normative legal acts of Russian Federation some of the clauses of this Provision contradict them, the specified clauses become invalid, and the Company and other persons (entities) are guided by RF legislative and normative legal acts till the changes are introduced into the Provision.

1283-2(b)

QUATERLY REPORT

Open Joint Stock Company "VolgaTelecom"

The issuer's code: **00137 - A**

For quarter I of 2005

The issuer's location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Post House

The information contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General Director / S.V. Omelchenko /

Date: May 13, 2005

Chief accountant / N.I. Popkov /

Date: May 13, 2005

Contact person: Leading expert in securities
Mironova Elena Petrovna

Phone: (8312) 34 22 10
Fax: (8312) 30 67 68
E-mail address: e.mironova@vt.ru

Internet web-site address where the information contained in this quarterly report is disclosed http://www.vt.ru/?id=312

Table of contents

Introduction 6

I. Brief data on persons forming the issuer's management body structure, data on bank accounts, on auditor, appraiser, and the issuer's financial adviser, and also on other persons who signed the quarterly report
1.1. Persons, forming the issuer's management body structure 8
1.2. Data on the issuer's bank accounts 9
1.3. Data on the issuer's auditor (auditors) 99
1.4. Data on the issuer's appraiser 99
1.5. Data on the issuer's advisers 100
1.6. Data on other persons who signed this quarterly report 100

II. Basic information on the issuer's financial-economic standing
2.1. Indicators of the issuer's financial-economic activity 101
2.2. The issuer's market capitalization 102
2.3. The issuer's liabilities 104
2.3.1. Accounts payable 104
2.3.2. The issuer's credit background 109
2.3.3. The issuer's liabilities from the guarantee provided to third parties 110
2.3.4. The issuer's other liabilities 111
2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement 111
2.5. Risks related to the acquisition of being placed (placed) issuing securities 111
2.5.1. Industry risks 112
2.5.2. Country and regional risks 112
2.5.3. Financial risks 112
2.5.4. Legal risks 113
2.5.5. Risks related to the issuer's activity 114

III. Detailed information on the issuer
3.1. Background of establishment and development of the issuer 115
3.1.1. Data on the brand name of the issuer 115
3.1.2. Data on the issuer's state registration 115
3.1.3. Data on establishment and development of the issuer 116
3.1.4. Contact information 117
3.1.5. Taxpayer Identification Number 117
3.1.6. The issuer's branches and representation offices 117
3.2. The issuer's core economic activity 119
3.2.1. The issuer's industry membership 119
3.2.2. The issuer's core economic activity 119
3.2.3. Major kinds of products (works, services) 120
3.2.4. The issuer's suppliers whose share is 10 and more percent of all supplies of inventory holdings, with indication of their share in the total scope of supplies 123
3.2.5. The issuer's products (works, services) sales markets 125

3.2.6. Activity practice in relation to circulating capital and inventories 125
3.2.7. Raw materials 126
3.2.8. Major competitors 126
3.2.9. Data on the issuer's licenses 128
3.2.10. The issuer's joint activity 135
3.2.13. Additional requirements to issuers whose core activity is communication services providing..136
3.4. The issuer's future activity plans 174
3.5. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations 175
3.6. The issuer's affiliated and dependent economic companies 176
3.7. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets 180
3.7.1. Fixed assets 180
3.7.2. The cost of the issuer's real property assets 183

IV. Data on the issuer's financial-economic activity
4.1. The results of the issuer's financial-economic activity 184
4.1.1. Profit and losses 184
4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of goods, products, works, services and profit (losses) of the issuer from the core activity...186
4.2. The issuer's liquidity 186
4.3. The size, structure and adequacy of the issuer's capital and current assets 188
4.3.1. The size and the structure of the issuer's capital and current assets 188
4.3.2. The adequacy of the issuer's capital and current assets 190
4.3.3. Monetary funds 191
4.3.4. The issuer's financial investments 191
4.3.5. The issuer's intangible assets 194
4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations 196
4.5. Analysis of the development trends in the issuer's core activity area 196

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)
5.1. Data on the structure and scope of competence of the issuer's management bodies 206
5.2. Information about the persons making up the structure of the issuer's management bodies 213
5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer 246
5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity 248
5.5. Information about the persons making up the structure of bodies controlling the issuer's

financial-economic activity 249
5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity 256
5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers) 257
5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter (reserve) capital (share fund) 259

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer
6.1. Data on the total number of the issuer's stockholders (participants) 260
6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter (reserve) capital (share fund) or at least 20% of their common stock 260
6.3. Data on participation of the state or municipal organization in the issuer's Charter (reserve) capital (share fund), availability of special right ("golden share") 262
6.4. Data on limitations for participation in the issuer's Charter (reserve) capital (share fund) .262
6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock 262
6.6. Data on related party transactions made by the issuer 267
6.7. Data on the size of the accounts receivable 270

VII. The issuer's accounting statement and other financial information
7.1. The issuer's annual accounting statement 273
7.2. The issuer's quarterly accounting statement for the last accomplished report quarter 274
7.3. The issuer's summary accounting statement for the last three accomplished fiscal years or for each accomplished fiscal year 274
7.4. Data on total amount of export, and also on the share of export in the total volume of sales 275
7.5. Data on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year 275
7.6. Data on the issuer's participation in legal processes in case, when such participation may essentially affect the issuer's financial-economic activity 275

VIII. Additional data on the issuer and issuing securities placed by the issuer
8.1. Additional data on the issuer 275
8.1.1. Data on the size, structure of the issuer's Charter (reserve) capital (share fund) 275
8.1.2. Data on the changes in the size of the issuer's Charter (reserve) capital (share fund)...276
8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer 277
8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body 278
8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter (reserve) capital (share fund) or at least 5% of the common stock 280

8.1.6. Data on revenue-intensive transactions made by the issuer 291
8.1.7. Data on the issuer's credit ratings 291
8.2. Data on each category (type) of the issuer's shares..293
8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares 295
8.3.1. Data on the issues, all the securities of which are paid off (cancelled) 295
8.3.2. Data on the issues, securities of which are in circulation 309
8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default) 333
8.4. Data on entity (entities) provided guarantee for the issue bonds 333
8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds..........333
8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities 335
8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents 336
8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer 337
8.9. Data on declared (charged) and paid dividends on the issuer's shares, and also on the incomes on the issuer's bonds 340
8.10. Other data 354

Supplements 355

Introduction

Full and abbreviated brand name of the issuer:

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod, M.Gorky sq., Post House

The issuer's contact telephone numbers:

(831 2) 33 20 47; 34 30 55

Fax: (831 2) 30 67 68

E-mail address: **gd@vt.ru**

The address of the web site in the Internet where the complete text of the issuer's quarterly report is published: **http://www.vt.ru/?id=312**

Basic data on the securities being placed (placed) by the issuer:

Type: ***shares***

Category: ***common***

Number of placed securities: ***245 969 590***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.10.1996

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Other information:

*By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of ordinary nominal paperless shares of state registration number **1 – 01 – 00137 – A** of November 14, 2003.*

Type: ***shares***

Category (kind): ***preferred A type***

Number of placed securities: ***81 983 404***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.10.1996

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Other information:

*By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of preferred nominal, paperless shares of state registration number **2 – 01 – 00137 – A** of November 14, 2003*

Type: ***bonds***

Series: ***BT - 1***

Number of placed securities: ***1 000 000***

Face value: ***1 000 Rubles***

Method, procedure and period of placement:

Public subscription

From 21.02.2003 to 21.02.2003

The price of placement or the procedure of its determination: ***1 000 Rubles.***

Terms and conditions of the guarantee: *The amount of guarantee is 1 000 000 000 (one billion) rubles, and also the sum of all incomes on the Bonds paid by the Issuer.*

The guarantor is obliged to be responsible for the execution of the Issuer's liabilities to pay the sum of the face value of all issued bonds, the joint coupon yield determined in accordance with the conditions of decision on placement and prospectus of bonds issue, and also for public irrevocable liabilities (offers) of the issuer to repurchase its bonds, the conditions and the procedure of which are defined in item 9 of "Decision on the bonds issue" and item 56.13 of "Issue Prospectus".

Other information:

Security kind: ***Guarantee***

The entity provided the guarantee:

Limited Liability Company "Financial group "Web-invest"

Type: ***bonds***

Series: ***1-O – 26-O; 1-C – 6-C; 1-У – 10-У***

Total number of the issuer's securities-bonds: ***1 184 683***

Total amount of securities by face value: ***1 069 750 100 rubles***

The number of securities-bonds in circulation: ***1 139 292***

Total amount of securities in circulation by face value:

1 063 401 900 rubles

Face value: *see item 8.3.2*

Method, procedure and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Terms and conditions of guarantee: *no guarantee*

Other information:

Series *1-O -- 26 O - bonds of Orenburg branch*

Series *1-C -- 6-C - bonds of Saratov branch*

Series *1-У -- 10-У - - bonds of Ulyanovsk branch*

Series *1-O – 20-O, 22-O – 26-O – were paid off.*

The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the economy industry in which the issuer executes its core activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report.

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons signed the quarterly report

1.1. Persons, forming the issuer's management bodies structure

The issuer's Charter stipulates the following management bodies:

The issuer's single executive body – **General Director**
Lyulin Vladimir Fedorovich, year of birth - 1938

Collegial executive body – **Management board:**

Vystorop Vasilyi Petrovich, year of birth - 1949
Grigorieva Lyubov Ivanovna, year of birth - 1953
Dyakonov Mikhail Vasilievich, year of birth - 1954
Evdokimov Oleg Lvovich, year of birth - 1963
Elkin Sergey Leonidovich, year of birth - 1949
Korolkov Oleg Animpadistovich, year of birth - 1941
Kirillov Alexander Ivanovich, year of birth - 1956
Kormilitsyna Lyudmila Alexeevna, year of birth - 1955
Lyulin Vladimir Fedorovich, year of birth - 1938
Petrov Mikhail Victorovich, year of birth - 1973
Popkov Nikolai Ivanovich, year of birth - 1973
Sklyarov Ivan Petrovich, year of birth - 1948
Sipatova Taisiya Mikhailovna, year of birth - 1954
Shchukina Elvira Konstantinovna, year of birth - 1954

Collegial management body – **the Board of directors**

Andreev Vladimir Alexandrovich, year of birth - 1951
Bobin Maxim Victorovich, year of birth - 1975
Grigorieva Alla Borisovna, year of birth - 1967
Degtyarev Valeryi Victorovich, year of birth - 1957
Dudchenko Vladimir Vladimirovich, year of birth - 1973
Lyulin Vladimir Fedorovich, year of birth - 1938
Romskyi Georgyi Alexeevich, year of birth - 1956
Savchenko Victor Dmitrievich, year of birth - 1960
Fedorov Oleg Romanovich, year of birth - 1968
Chernogorodskyi Sergey Valerievich, year of birth - 1977
Yurchenko Evgenyi Valerievich, year of birth - 1968

1.2 Data on the issuer's bank accounts

Data on the cash balances attached at the bank accounts:
As of 01.04.2005 the issuer has no cash balances attached at the bank accounts.

The data on the issue's accounts payable collected in the bank in card catalogue:
As of 01.04.2005 the issuer is not involved in debts by the card catalogues in banks.

Data of the issuer's bank accounts as of 01.04.2005.

№	Full and abbreviated brand name of the bank	TIN of taxpayer-credit organization	Account №	Account's type	BIC of credit organization	Correspondent account № of credit organization	The bank's division where the account is established (with indication of full requisites)	Number and date of conclusion of contract of bank's account	Date of the account's opening
1	2	3	4	5	6	7	8	9	10
1	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442020001796	settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№09/03, 13.01.2003	13.01.2003
2	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642020400003	business-account	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№01/02, 18.03.2003	18.03.2003

3	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702810200010369713	settlement	44525545	30101810300000000054 5	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 12	No number of 18.07.2003	18.07.2003
4	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840800010369714	currency current	44525545	30101810300000000054 5	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 12	No number of 18.07.2003	18.07.2003
5	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840400010369716	special, transit, currency	44525545	30101810300000000054 5	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 12	No number of 18.07.2003	18.07.2003
6	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840100010369715	transit currency	44525545	30101810300000000054 5	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 12	No number of 18.07.2003	18.07.2003

7	Open Joint Stock Company "Alfa-Bank", OJSC "Alfa-Bank"	7728168971	40702810500010002376	settlement	42202824	30101810200000000082 4	Nizhny Novgorod branch of OJSC "Alfa-Bank", 603005, Piskunov str., 45	No number of 25.07.2003	25.07.2003
8	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702810924000011872	settlement	42202837	30101810200000000083 7	Nizhny Novgorod branch of OJSC "Vneshtorgbank" , 603950, GSP 78, Reshetnikovskay a str., 4	№ 1872, 30.09.2003	30.09.2003
9	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840224000011872	Current, currency, US$	42202837	30101810200000000083 7	Nizhny Novgorod branch of OJSC "Vneshtorgbank" , 603950, GSP 78, Reshetnikovskay a str., 4	№ 1872, 02.02.2004	02.02.2004
10	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840224000011872	Current, currency, Euro	42202837	30101810200000000083 7	Nizhny Novgorod branch of OJSC "Vneshtorgbank" , 603950, GSP 78, Reshetnikovskay a str., 4	№ 1872, 02.02.2004	02.02.2004
11	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840124000001872	Special, transit, currency, US$	42202837	30101810200000000083 7	Nizhny Novgorod branch of OJSC "Vneshtorgbank" , 603950, GSP 78, Reshetnikovskay a str., 4	№ 1872, 02.02.2004	02.02.2004

12	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840324000021872	Transit, currency, US$	42202837	30101810200000000083 7	Nizhny Novgorod branch of OJSC "Vneshtorgbank" , 603950, GSP 78, Reshetnikovskay a str., 4	№ 1872, 02.02.2004	02.02.2004
13	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702978724000001872	Special, transit, currency, Euro	42202837	30101810200000000083 7	Nizhny Novgorod branch of OJSC "Vneshtorgbank" , 603950, GSP 78, Reshetnikovskay a str., 4	№ 1872, 02.02.2004	02.02.2004
14	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702978924000021872	Transit, currency, Euro	42202837	30101810200000000083 7	Nizhny Novgorod branch of OJSC "Vneshtorgbank" , 603950, GSP 78, Reshetnikovskay a str., 4	№ 1872, 02.02.2004	02.02.2004
15	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142020002011	settlement	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03, 24.02.2004	24.02.2004
16	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020000276	Current, currency, US$	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005,	№ 27/03-01, 24.02.2004	24.02.2004

							Oktayabrskaya str., 35		
17	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020000276	Current, currency, Euro	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.2004
18	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840542020200276	Transit, currency, US$	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.2004
19	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978142020200276	Transit, currency, Euro	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.2004
20	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840442020300276	Special, transit, currency, US$	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.2004

21	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978042020300276	Special, transit, currency, Euro	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.2004
22	Joint-Stock Investment-Commercial Bank "New Moscow" (Closed Joint Stock Company), CJSC "Nomos-Bank"	7706092528	40702810900080070601	settlement	42282881	30101810300000000088 1	Nizhny Novgorod branch of CJSC "Nomos-Bank", 603000, Nizhny Novgorod, Studenaya str.,32	№PIO-PP-706, 20.04.2004	20.04.2004
23	Joint-stock bank of gas industry "GAZPROMBANK" (Closed Joint Stock Company), Branch of joint-stock bank "Gazprombank" (CJSC)	7744001497	40702810800000001352	settlement	42202764	30101810700000000076 4	Branch of joint-stock bank "Gazprombank" (CJSC) in Nizhny Novgorod city, 603005, Piskunov str., 3/5	№1352 of 09.12.2004	09.12.2004
24	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020100768	Receipts	43304609	30101810500000000060 9	Kirov's Branch of Savings Bank (BSB) № 8612 Kirov city, Derendyaev str.,25	№4312 , 10.02.2003	01.12.2002
25	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627170100005	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Bogorodskoe, May 1-st str., 6	No number of 30.10.1997	01.12.2002
26	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427350100038	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Zuevka, Opalev str.,38	No number of 30.10.1997	01.12.2002

27	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527180100001	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Nema, Mira str.,37	No number of 30.10.1997	01.12.2002
28	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227220100012	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Uni, Lenin str., 6	No number of 30.10.1997	01.12.2002
29	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627310100302	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	No number of 30.10.1997	01.12.2002
30	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227360100011	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Falenki, Svobody str., 79	No number of 30.10.1997	01.12.2002
31	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727290100092	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Kotelnich town, Sovietskaya str., 96	No number of 30.10.1997	01.12.2002
32	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027030100004	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Arbazh, Zelenaya str., 2	No number of 30.10.1997	01.12.2002
33	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727330100020	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Leninskoe, Gagarin str., 69	No number of 30.10.1997	01.12.2002

34	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527440100071	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Omutninsk town, Volodarsky str., 51	No number of 30.10.1997	01.12.2002
35	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127450100021	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Afanasievo, Sovietskaya str., 11	No number of 30.10.1997	01.12.2002
36	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327460100099	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Kirs, Kirov str., 8	No number of 30.10.1997	01.12.2002
37	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527020102635	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	No number of 30.10.1997	02.12.2002
38	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227020102498	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	No number of 30.10.1997	01.12.2002
39	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427380100008	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Belaya Kholunitsa town, Glyzin str., 2	No number of 30.10.1997	01.12.2002
40	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127390100013	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Luza town, Pushkin str., 12	No number of 30.10.1997	01.12.2002

41	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327040100011	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Murashi, Pugachev str., 2	No number of 30.10.1997	01.12.2002
42	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327370100011	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Nagorsk, Leushin str., 17	No number of 30.10.1997	01.12.2002
43	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227420100016	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Oparino, R.Luxemburg str., 10	No number of 30.10.1997	01.12.2002
44	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427430100071	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Podosinovets, Sovietskaya str., 27	No number of 30.10.1997	01.12.2002
45	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627260100025	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Nolinsk town, Kommuny str., 1	No number of 30.10.1997	01.12.2002
46	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127340100063	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Slobodskoi town, S.Khalturin str., 12	No number of 30.10.1997	01.12.2002
47	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427130100025	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Darovskoe, Naberezhnaya str., 7	№4169 , 30.09.2002	01.12.2002

48	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427410100004	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Verkhoshizhemi e, Komsomolskaya str., 2	No number of 30.10.1997	01.12.2002
49	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427210100013	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Orichi, K.Marx str., 14	No number of 30.10.1997	01.12.2002
50	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627400100018	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Orlov town, Lenin str., 50	No number of 30.10.1997	01.12.2002
51	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327250100005	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Yuriaya, Lenin str., 21	No number of 30.10.1997	01.12.2002
52	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627270100015	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 30.10.1997	01.12.2002
53	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727160100012	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Suna, Kolkhoznaya str., 2	No number of 30.10.1997	01.12.2002
54	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927230100072	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Vayatskie Polayany town, Uritskyi str., 55	No number of 30.10.1997	01.12.2002

55	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327200100013	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Kilmez, Zelenaya str., 17-a	No number of 30.10.1997	01.12.2002
56	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227140100024	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Malmyzh town, Uritskyi str., 3	No number of 30.10.1997	01.12.2002
57	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827190100115	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Urzhum town, Sovietskaya str., 17	No number of 30.10.1997	01.12.2002
58	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827150100016	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Lebayazhie, Kirov str., 19	No number of 30.10.1997	01.12.2002
59	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427070100020	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Sovietsk town, Lenin str., 29	No number of 30.10.1997	01.12.2002
60	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427050100008	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Kiknur, Sovietskaya str., 40	No number of 30.10.1997	01.12.2002
61	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627120100013	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Sanchursk, R.Luxemburg str., 16	No number of 30.10.1997	01.12.2002

62	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627080100001	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Yaransk town, Lenin str., 40-a	No number of 30.10.1997	01.12.2002
63	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927090100005	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Pizhanka, Sovietskaya str., 53	No number of 30.10.1997	01.12.2002
64	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327300100010	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Tuzha, Kolkhoznaya str., 19	No number of 30.10.1997	01.12.2002
65	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102640	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	№4168 , 30.09.2002	01.12.2002
66	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727010102642	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Svecha, K.Marx str., 8	№4170 , 30.09.2002	01.12.2002
67	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327290107013	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, settlement Svecha, K.Marx str., 8	No number of 23.10.1999	01.12.2002
68	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102637	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4165 , 30.09.2003	01.12.2002

69	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102639	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4167 , 30.09.2002	01.12.2002
70	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102633	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4161 , 30.09.2002	01.12.2002
71	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227020102634	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4162 , 30.09.2002	01.12.2002
72	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020102656	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4179 , 09.10.2002	01.12.2002
73	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020102643	Receipts	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4170 , 30.09.2002	01.12.2002
74	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727310100859	Expense	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	40702/859 , 17.07.2002	01.12.2002
75	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927290100067	Expense	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov's oblast, Kotelnich town, Sovietskaya str., 96	40702-092 , 02.12.2002	01.12.2002

76	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427440100074	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Omutninsk town, Volodarsky str., 51	№40702-74, 02.12.2002	01.12.2002
77	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102492	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4021 , 01.04.2002	01.12.2002
78	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327230100038	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Vayatskie Polayany town, Uritskyi str., 55	№40702-038 , 04.01.2003	01.12.2002
79	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827070100028	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Sovietsk town, Lenin str., 29	No number of 30.10.1997	01.12.2002
80	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102705	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4231 , 29.11.2002	02.12.2002
81	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527020102703	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4231 , 29.11.2002	01.12.2002
82	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102707	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4229 , 29.11.2002	01.12.2002
83	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi	7707083893	40702810427020102706	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev	4230 , 29.11.2002	01.12.2002

	bank of RF SB						str., 25		
84	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102675	Expense	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4196 , 25.10.2002	01.12.2002
85	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102710	Expense	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№4236 , 03.12.2002	01.12.2002
86	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102989	Expense	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№4585, 13.02.2004	13.02.2004
87	Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810700005651197	Receipts	43450100 1	30101810300000000072 8	JSCB "Vayatka-bank", Kirov city, Engels str., 4	No number of 07.02.2000	01.12.2002
88	Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810900006021212	Receipts	43450100 1	30101810300000000072 8	JSCB "Vayatka-bank", Kirov city, Engels str., 4	№126 , 13.04.2001	01.12.2002
89	Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810600038414715	Receipts	43450100 1	30101810300000000072 8	JSCB "Vayatka-bank", Kirov's oblast, Kirovo-Chepetsk town, Lenin str., 36/2	№224 , 29.11.2002	01.12.2002
90	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978527020202671	Transit	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10.2002

91	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978327020102670	Currency, current	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10.2002
92	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840427020200775	transit	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.2000	28.02.2000
93	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840227020102774	Currency, current	43304609	30101810500000000060 9	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.2000	28.02.2000
94	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810737180104833	Expense	48860630	30101810300000000063 0	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 5508/4, 26.01.2004	26.01.2004
95	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537140010426	Expense	48860630	30101810300000000063 0	Volzhsk's BSB of RF SB № 6281, 425000, Volzhsk town, Lenin str., 166	№ 227, 29.10.2002	29.10.2002
96	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810637100100166	Expense	48860630	30101810300000000063 0	Gornomariisk's BSB of RF SB № 4447, 425000, Kozmodemiayansk town, Yubileinaya str., 9	№ 193, 09.10.2000	09.10.2000
97	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810137090100051	Expense	48860630	30101810300000000063 0	Zvenigovo's BSB of RF SB № 4446, 425060, Zvenigovo town, Lenin str., 78	№ 147, 24.08.1998	18.10.1996

98	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810637060100060	Expense	48860630	30101810300000000063 0	Sernur's BSB of RF SB № 4443, 425450, settlement Sernur, Kommunistiches kaya str., 91	№ 33/2002, 30.10.2002	31.10.2002
99	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810037120100047	Expense	48860630	30101810300000000063 0	Sovetskyi's BSB of RF SB № 6066, 454000, settlement Sovetskyi, Sverdlov str., 9	№ 4070201-047, 29.12.1999	29.12.1999
100	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810837180104830	Expense	48860630	30101810300000000063 0	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 5507/4 , 23.01.2004	23.01.2004
101	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810937180104837	Expense	48860630	30101810300000000063 0	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 5516/4 , 27.01.2004	27.01.2004
102	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810037180104834	Expense	48860630	30101810300000000063 0	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 5509/4 , 26.01.2004	26.01.2004
103	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537180104541	Expense	48860630	30101810300000000063 0	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin	№ 4853/4 , 09.12.2002	09.12.2002

							str., 30		
104	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810837180100643	Receipts	48860630	30101810300000000063 0	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 54 , 16.07.1997	16.07.1997
105	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537180100820	Receipts	48860630	30101810300000000063 0	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 3985 , 09.09.1998	09.09.1998
106	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810337180104495	Receipts	48860630	30101810300000000063 0	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 4766/4 , 03.10.2002	03.10.2002
107	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840637020300184	Currency, US$	48860630	30101810300000000063 0	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 184 , 17.10.2002	17.10.2002
108	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978237020300184	Currency, Euro	48860630	30101810300000000063 0	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 184 , 17.10.2002	17.10.2002

109	Closed Joint Stock Company Commercial Bank “Guta-Bank”, CJSC CB “Guta-Bank”	7710353606	40702810100090001000	Receipts	48860720	30101810100000000072 0	Branch “Yoshkar-Olinskyi” of CJSC CB “Guta-Bank”, 424000, Yoshkar-Ola town, Vashskaya str., 8	№ 1000 , 26.11.2002	26.11.2002
110	Open Joint Stock Company “Bank of foreign trade” , OJSC “Vneshtorgbank”	7702070139	40702810518000002500	Receipts	48860717	30101810100000000071 7	Branch of OJSC “Vneshtorgbank” in Yoshkar-Ola town, 424000, Yoshkar-Ola town, Palatnaya str., 112, building B	№ 2500, 14.07.2004	14.07.2004
111	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939130100051	Receipts	48952615	30101810100000000061 5	Mordoviya’s department №8589 village Layambir, Pobedy str., 40	№456, 4.12.2002	04.12.2002
112	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939130100050	Expense	48952615	30101810100000000061 5	Mordoviya’s department №8589 village Layambir, Pobedy str., 40	№ 455, 4.12.2002	04.12.2002
113	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939070100153	Receipts	48952615	30101810100000000061 5	Ruzaevka’s BSB №4308 Ruzaevka town, Lenin str., 45	№439, 2.12.2002	02.12.2002
114	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810539030100166	Receipts	48952615	30101810100000000061 5	Kovylkino’s BSB №4303 Kovylkino town, Proletarskaya str., 72	№45, 3.12.2002	03.12.2002
115	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi	7707083893	40702810239070100154	Expense	48952615	30101810100000000061 5	Ruzaevka’s BSB №4308 Ruzaevka town, Lenin str., 45	№440, 2.12.2002	02.12.2002

	bank of RF SB								
116	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939050100063	Receipts	48952615	30101810100000000061 5	Mordoviya's department №8589 Krasnoslobodsk town, Internatsionalnay a str., 63	№64, 12.12.2002	12.12.2002
117	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939050100062	Expense	48952615	30101810100000000061 5	Mordoviya's department №8589 Krasnoslobodsk town, Internatsionalnay a str., 63	№63, 12.12.2002	12.12.2002
118	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810439110150107	Receipts	48952615	30101810100000000061 5	Torbeevskoe BSB №4313/050 Temnikov town, Grazhdanskaya str., 2	№40702/10 7, 02.12.2002	02.12.2002
119	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810439110150108	Expense	48952615	30101810100000000061 5	Torbeevskoe BSB №4313/050 Temnikov town, Grazhdanskaya str., 2	№40702/10 8, 2.12.2002	02.12.2002
120	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239120100240	Receipts	48952615	30101810100000000061 5	Mordoviya's department №8589 settlement Chamzinka, Pobedy str., 2	№294, 29.11.2002	29.11.2002
121	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239120100239	Expense	48952615	30101810100000000061 5	Mordoviya's department №8589 settlement Chamzinka, Pobedy str., 2	№293, 29.11.2002	29.11.2002

122	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810339010100742	Expense	48952615	30101810100000000061 5	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№457, 4.12.2002	04.12.2002
123	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039190100137	Receipts	48952615	30101810100000000061 5	Zubovo-Polayana's BSB №4299 settlement Zubovo-Polayana, Proletarskaya str., 6	№126, 2.12.2002	02.12.2002
124	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039190100138	Expense	48952615	30101810100000000061 5	Zubovo-Polayana's BSB №4299 settlement Zubovo-Polayana, Proletarskaya str., 6	№127, 2.12.2002	02.12.2002
125	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039010100741	Receipts	48952615	30101810100000000061 5	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№446, 29.11.2002	29.11.2002
126	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239010100855	Expense	48952615	30101810100000000061 5	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№27, 23.01.2004	23.01.2004
127	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840309010100071	currency	48952615	30101810100000000061 5	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№34, 29.11.2002	29.11.2002
128	Open Joint Stock Company Joint Stock Commercial Bank "Mordovpromstroibank", OJSC JSCB	1300034972	40702840100000001869	Receipts	48952729	30101810300000000072 9	OJSC JSCB "Mordovpromstroibank" Saransk town,	№54, 20.12.2002	20.12.2002

	“Mordovpromstroibank”						B.Khmelnitskyi str., 36 a		
129	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020002022	Settlement	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№40/03, 01.03.2004	01.03.2004
130	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020001832	Receipts	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№57/03, 21.02.2003	21.02.2003
131	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642020001444	Settlement	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№93/03, 02.03.2001	02.03.2001
132	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978642020000248	Current, currency, Euro	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03-01, 09.12.2002	09.12.2002

133	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840042020000248	Current, currency, US$	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03-01, 18.09.2002	18.09.2002
134	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020000263	Current, currency, US$	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.2003	21.02.2003
135	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020000263	Current, currency, Euro	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.2003
136	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392342020000263	Current, currency, Japanese yen	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.2003
137	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny	5260000548	40702810807720001342	Settlement	42202772	30101810200000000077 2	CJSC "Nizhegorodpromstroibank" Nizhny	No number of 20.02.2003	20.02.2003

	Novgorod oblast", CJSC "Nizhegorodpromstroibank"						Novgorod city, 603950, Gruzinskaya str., 21		
138	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702840807720000245	Current, currency, US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
139	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702978407720000245	Current, currency, Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.2003
140	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702810200000000032	Settlement	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	No number of 14.11.1997	14.11.1997
141	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840500000000032	Current, currency, Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	No number of 14.11.1997	14.11.1997
142	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840800001000032	Transit, currency Euro	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 176	No number of 14.11.1997	14.11.1997
143	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810224000211974	Expense	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP	№1974, 03.03.2004	03.03.2004

							78, Reshetnikovskaya str., 4		
144	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702810424000011974	Receipts	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank" , 603950, GSP 78, Reshetnikovskaya str., 4	№1974, 19.02.2004	19.02.2004
145	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810042160001823	Receipts	42202603	30101810900000000603	Dzerzhinsk's BSB №4342, Dzerzhinsk town, Uritskyi str., 12	No number of 24.01.2001	24.01.2001
146	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810442410002075	Receipts	42202603	30101810900000000603	Sarov's BSB №7695/01, Ardatov town, Chkalov str., 1a	No number of 06.06.1997	06.06.1997
147	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342360105164	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378/097, Bogorodsk town, Lenin str., 206-a	No number of 08.10.2002	08.10.2002
148	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342360103072	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378/095, Vacha, Sovetskaya str., 26	No number of 01.03.2001	01.03.2001
149	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842410004071	Receipts	42202603	30101810900000000603	Sarov's BSB №7695/35, Voznesensk, Sovetskaya str., 14	No number of 01.03.2001	07.07.1995

150	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842160001007	Receipts	42202603	30101810900000000060 3	Dzerzhinsk's BSB №4342/094, Volodarsk, Kooperativnaya str., 15	No number of 08.08.1998	08.08.1998
151	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842370000270	Receipts	42202603	30101810900000000060 3	Vyksa's BSB №4379, Vyksa, Krasnye Zori str., 7-a	No number of 10.10.2002	10.10.2002
152	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810742370104687	Receipts	42202603	30101810900000000060 3	Vyksa's BSB №4379/043, Kulebaki, S.Razin str., 50	No number of 10.10.2002	10.10.2002
153	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342370108067	Receipts	42202603	30101810900000000060 3	Vyksa's BSB №4379/0050, Navashino, Dzerzhinskyi str., 4	No number of 10.10.2002	10.10.2002
154	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842360100533	Receipts	42202603	30101810900000000060 3	Pavlovo's BSB №4378, Pavlovo town, Suvorov str., 14	No number of 10.10.2002	10.10.2002
155	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810142360101054	Receipts	42202603	30101810900000000060 3	Pavlovo's BSB №4378, Sosnovskoe, Lenin str., 60	No number of 29.03.2001	29.03.2001
156	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810542160102840	Expense	42202603	30101810900000000060 3	Dzerzhinsk's BSB №4342, Dzerzhinsk town, Uritskyi str., 12	No number of 24.01.1996	24.01.1996
157	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi	7707083893	40702810542140100558	Receipts	42202603	30101810900000000060 3	Gorodets BSB №4340, Gorodets town, Proletarskaya	№558 , 25.12.2000	25.12.2000

	bank of RF SB						str., 30		
158	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140100688	Expense	42202603	30101810900000000060 3	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 31.10.2003	31.10.2003
159	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142140101180	Receipts	42202603	30101810900000000060 3	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 22.12.2000	11.10.2002
160	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542110000345	Receipts	42202603	30101810900000000060 3	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 23.12.2000	29.10.2002
161	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342110140094	Receipts	42202603	30101810900000000060 3	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 25.12.2000	25.12.2000
162	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140102071	Receipts	42202603	30101810900000000060 3	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 23.12.2000	26.12.2000
163	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042110130317	Receipts	42202603	30101810900000000060 3	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 28.12.2000	15.03.2001
164	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140100167	Receipts	42202603	30101810900000000060 3	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 23.12.2000	28.03.2001

165	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142140100372	Receipts	42202603	30101810900000000060 3	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 26.12.2000	27.03.2001
166	Limited Liability Company Bor's commercial bank, LLC Bor's CB	5246000120	40702810500000000686	Receipts	42202753	30101810300000000075 3	LLC Bor's CB Bor town, Internatsionalnay a str., 23	No number of 06.10.2004	06.10.2004
167	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742190000385	Receipts	42202603	30101810900000000060 3	Kstovo's BSB №4345, Kstovo town, Lenin avenue, 3	№188 30.10.2000	09.12.2000
168	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342190000879	Expense	42202603	30101810900000000060 3	Kstovo's BSB №4345, Kstovo town, Lenin avenue, 3	№284\03, 30.10.2003	30.10.2003
169	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242200100154	Receipts	42202603	30101810900000000060 3	Lyskovo's BSB № 4346, Lyskovo town	№02 , 01.07.2003	14.02.2001
170	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142260100087	Receipts	42202603	30101810900000000060 3	Sergach's BSB № 4356, Sergach town	№02 , 01.07.2003	15.02.2001
171	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242260002098	Receipts	42202603	30101810900000000060 3	Sergach's BSB № 4356/061, settlement Pilna	№02 , 01.07.2003	10.012000
172	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442200102091	Receipts	42202603	30101810900000000060 3	Lyskovo's BSB № 4346/046, settlement Vorotynets	№02 , 01.07.2003	14.03.2001

173	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242260006036	Receipts	42202603	30101810900000000060 3	Sergach's BSB № 4356/090, village Sechenovo	№02 , 01.07.2003	15.02.2001
174	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542260204075	Receipts	42202603	30101810900000000060 3	Sergach's BSB № 4356/079, settlement Buturlino	№02 , 01.07.2003	14.02.2001
175	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142260008053	Receipts	42202603	30101810900000000060 3	Sergach's BSB № 4356/0107, village Urazovka	№02 , 01.07.2003	14.02.2001
176	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142200004295	Receipts	42202603	30101810900000000060 3	Lyskovo's BSB № 4346/061, village Spasskoe	№02 , 01.07.2003	14.01.2001
177	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542200108050	Receipts	42202603	30101810900000000060 3	Lyskovo's BSB № 4346/077, settlement B.Murashkino	№02 , 01.07.2003	20.02.2001
178	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842200106040	Receipts	42202603	30101810900000000060 3	Lyskovo's BSB № 4346/072, Knyaginino town	№02 , 01.07.2003	15.02.2001
179	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842320000194	Receipts	42202603	30101810900000000060 3	Arzamas BSB №368, Arzamas town, Kirov str., 36	№02 , 01.07.2003	15.02.2001
180	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442320000361	Expense	42202603	30101810900000000060 3	Arzamas BSB №368, Arzamas town, Kirov str., 36	№02 , 01.07.2003	29.10.2003

181	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442240180057	Sub-account	42202603	30101810900000000060 3	Lukoayanov's BSB №4354/076, village B.Boldino, Krasnaya str., 9	№02 , 01.07.2003	22.02.2001
182	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042320007159	Sub-account	42202603	30101810900000000060 3	Arzamas BSB №368/0108, settlement Vad, May 1 str., 39/A	№02 , 01.07.2003	05.03.2001
183	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442240160051	Sub-account	42202603	30101810900000000060 3	Lukoayanov's BSB №4354/064, village Gagino, Kommunistiches kaya str., 12/A	№02 , 01.07.2003	23.02.2001
184	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242190005055	Sub-account	42202603	30101810900000000060 3	Kstovo's BSB №4345/049, settlement D.Konstantinovo , Sovetskaya str., 48	№02 , 01.07.2003	02.03.2001
185	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242410003096	Sub-account	42202603	30101810900000000060 3	Sarov's BSB №7695/025, village Diveevo, Shkolnaya str., 5A	№02 , 01.07.2003	01.03.2001
186	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242240100101	Sub-account	42202603	30101810900000000060 3	Lukoayanov's BSB №4354, Lukoayanov town, Krasnyi pereulok, 11	№02 , 01.07.2003	22.02.2001
187	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642410005050	Sub-account	42202603	30101810900000000060 3	Sarov's BSB №7695/047, Pervomaisk town, Ulyanov str., 1	№02 , 01.07.2003	20.09.2002

188	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442320006158	Sub-account	42202603	30101810900000000060 3	Arzamas BSB №368/0101, Perevoz town, Lugovaya str., 37	№02 , 01.07.2003	26.02.2001
189	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942240130028	Sub-account	42202603	30101810900000000060 3	Lukoayanov's BSB №4354/042, village Pochinki, Lunacharskyi str.	№02 , 01.07.2003	22.03.2000
190	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642320005069	Sub-account	42202603	30101810900000000060 3	Arzamas BSB №368/084, settlement Shatki, Federativnaya str., 11	№02 , 01.07.2003	15.02.2001
191	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842340003155	Receipts	42202603	30101810900000000060 3	Additional office №4370/061of Shakhuniya's BSB №4370, Uren town, Lenin str., 73	№ 02 , 01.07.2003	07.02.2001
192	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542340003222	Expense	42202603	30101810900000000060 3	Additional office №4370/061of Shakhuniya's BSB №4370, Uren town, Lenin str., 73	№119/2 , 30.10.03	30.10.2003
193	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642340002071	Sub-account	42202603	30101810900000000060 3	Additional office №4370/051of Shakhuniya's BSB №4370, Vetluga town, Lenin str., 456	№ 02 , 01.07.2003	09.02.2001
194	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042110120055	Sub-account	42202603	30101810900000000060 3	Additional office №4335/078 of Bor's BSB №4335 settlement Varnavino,	№ 02 , 01.07.2003	09.02.2001

							Komsomolskaya str., 2		
195	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742110110116	Sub-account	42202603	30101810900000000060 3	Additional office №4335/071 of Bor's BSB №4335 settlement Kr.Baki, Svobody str., 57	№ 02 , 01.07.2003	09.02.2001
196	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340005090	Sub-account	42202603	30101810900000000060 3	Additional office №4370/074 of Shakhuniya's BSB №4370, settlement Tonkino, Kommunistiches kaya str.	№ 02 , 01.07.2003	08.02.2001
197	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342340006348	Sub-account	42202603	30101810900000000060 3	Additional office №4370/078 of Shakhuniya's BSB №4370, settlement Tonshaevo, Tsentralnaya str., 25	№ 02 , 01.07.2003	08.02.2001
198	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642340000183	Sub-account	42202603	30101810900000000060 3	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№ 02 , 01.07.2003	08.02.2001
199	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340004091	Sub-account	42202603	30101810900000000060 3	Additional office №4370/070 of Shakhuniya's BSB №4370, settlement Sharanga, Lenin str., 37	№ 02 , 01.07.2003	08.02.2001

200	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142340000191	Sub-account	42202603	30101810900000000060 3	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№01 , 03.01.2001	25.05.2001
201	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340000192	Sub-account	42202603	30101810900000000060 3	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№01 , 03.01.2001	25.05.2001
202	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810207720000150	Settlement	42202772	30101810200000000077 2	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	Order №02-263 of 31.05.1994	31.05.1994
203	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042020001714	Settlement	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	392/03 of 09.10.2002	09.10.2002
204	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020001939	Settlement	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	257/03 of 31.10.2003	31.10.2003

205	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810407720000002	Settlement	042202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 21.03.2003	01.01.1998
206	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810607720001296	Settlement	042202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 21.03.2004	08.10.2002
207	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942050004276	Settlement	042202603	30101810900000000603	Nizhny Novgorod's department № 7 of Volgo-Vyatskyi bank of RF SB, 603155, Minin str., 35	№ 40702810942050004276, 30.10.2003	30.10.2003
208	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442050003395	Settlement	042202603	30101810900000000603	Nizhny Novgorod's department № 7 of Volgo-Vyatskyi bank of RF SB, 603155, Minin str., 35	№ 40702810442050003395, 11.10.2002	11.10.2002
209	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810807720001290	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 26.09.2002	26.09.2002
210	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC	5260000548	40702810907720000942	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod,	No number of 12.08.1999	12.08.1999

	"Nizhegorodpromstroibank"						Gruzinskaya str., 21		
211	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742020001674	Settlement	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№90/03 , 7.06.2002	07.06.2002
212	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242020001938	Settlement	42202603	30101810900000000060 3	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№256/03 , 31.10.2003	31.10.2003
213	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246170120169	Receipts	04535460 1	30101810300000000080 6	Abdulinsk's BSB 4237/052461630 Buguruslan town, Revolutsionnaya str., 13	№ 169 , 3.12.2002	04.12.2002
214	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346260120128	Receipts	04535460 1	30101810300000000080 6	Buguruslan's BSB 83/059461630 Buguruslan town, Revolutsionnaya str., 13	№ 7618 , 29.11.2002	02.12.2002
215	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank	5612002613	40702810346260100452	Receipts	04535460 1	30101810300000000080 6	Buguruslan's BSB 83461630 Buguruslan town,	№ 7616 , 29.11.2002	02.12.2002

	of RF SB						Revolutsionnaya str., 13		
216	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646260100453	Expense	045354601	30101810300000000806	Buguruslan's BSB 83461630 Buguruslan town, Revolutsionnaya str., 13	№ 7617 , 29.11.2002	02.12.2002
217	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746170100168	Receipts	045354601	30101810300000000806	Abdulinsk's BSB 4237 461630 Buguruslan town, Revolutsionnaya str., 13	№ 168 , 3.12.2002	03.12.2002
218	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946260140074	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/083461630 Buguruslan town, Revolutsionnaya str., 13	№ 7916 , 29.11.2002	02.12.2002
219	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810046110100129	Expense	045354601	30101810600000000601	Oktayabrskyi's BSB 4228, 462030 village Oktayabrskyi, Lunacharskyi str., 42	№ 200 , 02.12.2002	03.12.2002
220	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746110100128	Receipts	045354601	30101810600000000601	Oktayabrskyi's BSB 4228, 462030 village Oktayabrskyi, Lunacharskyi str., 42	№ 201 , 02.12.2002	03.12.2002
221	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank	5612002613	40702810446110103014	Receipts	045354601	30101810600000000601	Oktayabrskyi's BSB 4228/048, 462010 village Tyulgan,	Add. contract №3 of 16.06.04. To	16.06.2004

	of RF SB						Oktayabrskaya str., 17	agreement №18 of 02.12.02.	
222	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146110102315	Receipts	045354601	301018106000000000601	Oktayabrskyi's BSB 4228/031, 461420 village Sakmara, Feldsherskaya str., 24	Add. Contract without number of 22.06.04. To agreement №202 of 02.12.02.	22.06.2004
223	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810346150100633	Receipts	045354601	301018106000000000601	Sorochinsk's BSB 4235, 461900 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.2002
224	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810946150100635	Expense	045354601	301018106000000000601	Sorochinsk's BSB 4235/094, 461900 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.2002
225	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646050102933	Receipts	045354601	301018106000000000601	Perevolotsk's BSB 8623/034, 61263 settlement Perevolotsk, Leninskaya str., 115 a	№ 6 , 26.09.2002	02.12.2002
226	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346300100024	Receipts	045354601	301018106000000000601	Krasnogvardeisk's BSB 6090, 461150 village Pleshanovo, Gagarin str., 29-a	№ 360 , 03.12.2002	02.12.2003
227	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810646150100634	Receipts	045354601	301018106000000000601	Sorochinsk's BSB 4235/073, 461170 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.2002

228	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546330100111	Receipts	04535460 1	30101810600000000060 1	Novosergievska's BSB 6094, 461200 village Novosergievka, Sovetskaya str.	№ 2 , 02.12.2002	02.12.2002
229	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546080100254	Receipts	04535460 1	30101810600000000060 1	Yasnyi's BSB 4324 462781 Yasnyi town, Lenin str., 34	№ 501 , 29.11.2002	29.11.2002
230	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846080100255	Expense	04535460 1	30101810600000000060 1	Yasnyi's BSB 4324 462781 Yasnyi town, Lenin str., 34	№ 502 , 29.11.2002	29.11.2002
231	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946080100304	Receipts	04535460 1	30101810600000000060 1	Yasnyi's BSB 4324/032 462734 settlement Dombarovskyi, Gorky str., 2-a	№ 1047 , 30.07.2004	30.07.2004
232	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646060100093	Receipts	04535460 1	30101810600000000060 1	Svetlyi's BSB 7910, 462740 settlement Svetlyi, Torgovaya str., 4	№ 34 , 29.11.2002	29.11.2002
233	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146270100095	Receipts	04535460 1	30101810600000000060 1	Adamovskoe BSB 2085, 462830 settlement Adamovka, Lenin str., 18	№ 28Б-02 , 03.12.2002	03.12.2002
234	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546120100091	Receipts	04535460 1	30101810600000000060 1	Kvarkeno's BSB 4229, 462860 settlement Kvarkeno, Tsentralnaya str., 23 A	№ 0407028105 46120100091 , 04.12.2002	04.12.2002

235	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846320179124	Receipts	045354601	30101810600000000601	Gaiskoe BSB 6093, settlement Novoorsk, Lenin str., 7 б	№ 04070281054612010012 4, 03.12.2002	03.12.2002
236	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646310111415	Receipts	045354601	30101810600000000601	Orsk's BSB 8290, 462404 Orsk town, Chernyshov str., 7A	№ 4702/1415, 29.11.2002	29.11.2002
237	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946310111416	Expense	045354601	30101810600000000601	Orsk's BSB 8290, 462404 Orsk town, Chernyshov str., 7A	№ 4702/1416, 29.11.2002	03.12.2002
238	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846220100772	Receipts	045354601	30101810600000000601	Novotroitsk's BSB 6969, 462320 Novotroitsk town, Sovetskaya str., 118a	№ 40702810846220100772, 2.12.2002	02.12.2002
239	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146220100773	Expense	045354601	30101810600000000601	Novotroitsk's BSB 6969, 462320 Novotroitsk town, Sovetskaya str., 118a	№ 40702810846220100773, 2.12.2002	02.12.2002
240	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546320100231	Receipts	045354601	30101810600000000601	Gai's BSB 6093462630 Gai town, Dekabristov str., 6	№ 40702810846220100231, 2.12.2002	05.12.2002
241	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246280120004	Receipts	045354601	30101810600000000601	Kuvandykskoe BSB 6088/056462270 Mednogorsk town, Lenin str., 4	№ 4070204, 2.12.2002	05.12.2002

242	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646140100243	Receipts	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/038, 461500 Sol-Iletsk town, Svetachev str., 13 a	№ 243 , 29.11.2002	29.11.2002
243	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346050101933	Receipts	045354601	30101810600000000601	Orenburg's BSB 8623/03, 460000 Orenburg city, Pravdy str., 57	№ 30 , 2.12.2002	3.12.2002
244	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646210100102	Receipts	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/039, 461550 settlement Akbulak, Kirov str., 46	№ 243 , 29.11.2002	29.11.2002
245	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346140100242	Expense	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/038, 461500 Sol-Iletsk town, Svetachev str., 13 a	№ 243 , 29.11.2002	29.11.2002
246	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646280100268	Settlement	045354601	30101810600000000601	Kuvandyk's BSB 6088, 462243 Kuvandyk town, Orenburgskaya str., 23	№ 40702/268 , 2.12.2002	01.12.2002
247	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346130120135	Receipts	045354601	30101810600000000601	Saraktash's BSB 4232/037, 461330 settlement Belayaevka, Bankovskaya str., 11a	№ 20135 , 2.12.2002	01.12.2002
248	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank	5612002613	40702810746130100205	Receipts	045354601	30101810600000000601	Saraktash's BSB 4232, 462100 settlement Saraktash, Mira	№ 55 , 8.05.03	01.12.2002

	of RF SB						str., 92		
249	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946280100269	Expense	045354601	30101810600000000601	Kuvandyk's BSB 6088, 462243 Kuvandyk town, Orenburgskaya str., 23	№ 40702/269 , 2.12.2002	01.12.2002
250	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346200100658	Receipts	045354601	30101810600000000601	Buzuluk's BSB 4251, 461040 Buzuluk town, Komsomolskaya str., 100	№ 5-129 , 29.11.2002	05.12.2002
251	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646200100659	Expense	045354601	30101810600000000601	Buzuluk's BSB 4251, 461040 Buzuluk town, Komsomolskaya str., 100	№ 5-130 , 29.11.2002	05.12.2002
252	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810046200100877	Receipts	045354601	30101810600000000601	Buzuluk's BSB 4251/080, 461800 settlement Grachevka, Sovetskaya str., 2	№ 5-128 , 29.11.2002	26.10.2004.
253	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946290100165	Receipts	045354601	30101810600000000601	Kurmanaevka's BSB 6089, 461060 settlement Kurmanaevka, Krestiayanskaya str., 8a	№ 489 , 2.12.2002	02.12.2002
254	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246290100166	Receipts	045354601	30101810600000000601	Kurmanaevka's BSB 6089, 461980 settlement Pervomaiskyi, Mirnaya str., 29a	№ 490 , 2.12.2002	02.12.2002

255	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810246150100636	Receipts	04535460 1	30101810600000000060 1	Sorochinskoe BSB 4235/096, 461131 settlement Totskoe, Krasnaya ploshchad str., 8	№ 513 , 03.12.2004	02.12.2002
256	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146160100215	Receipts	04535460 1	30101810600000000060 1	Sharlyk's BSB 4236, 461450 village Sharlyk, Kalininskaya str., 1	№ 99 , 2.12.2002	02.12.2002
257	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846160100214	Expense	04535460 1	30101810600000000060 1	Sharlyk's BSB 4236, 461450 village Sharlyk, Kalininskaya str., 1	№ 98 , 2.12.2002	02.12.2002
258	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246330100301	Receipts	04535460 1	30101810600000000060 1	Novosergievskoe BSB 6094/043, 461450 village Alexandrovka, Roshchipkin str., 8	No number of 2.12.2002	02.12.2002
259	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546160100213	Receipts	04535460 1	30101810600000000060 1	Sharlyk's BSB 4236/029, 461450 village Ponomarevka, Sovetskaya str., 26	№ 155 , 2.12.2002	02.12.2002
260	Closed Joint Stock Company Joint Stock Commercial bank "Svyaz-Bank", CJSC JSCB "Svyaz-Bank"	7710301140	40702810000030000698	Settlement	04535485 9	30101810300000000085 9	Orenburg's branch of JSCB "Svyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.2002	02.12.2002
261	Closed Joint Stock Company Joint Stock Commercial bank "Svyaz-Bank", CJSC JSCB "Svyaz-Bank"	7710301140	40702810700030800020	Corporate	04535485 9	30101810300000000085 9	Orenburg's branch of JSCB "Svyaz-Bank" , 460000 Orenburg city,	№401 , 02.12.2002	02.12.2002

							Kirov str., 18		
262	Closed Joint Stock Company Joint Stock bank of gas industry “Gazprombank”, CJSC JSB “Gazprombank”	7744001497	40702810960230000986	Settlement	04535485 4	30101810800000000085 4	CJSC JSB “Gazprombank” – Orenburg’s branch, 460021 Orenburg city, Pravdy str., 18	№986 , 02.12.2002	02.12.2002
263	Limited liability Company Orenburg’s Mortgage Commercial bank “Rus”, LLC OMCB “Rus”	5610032958	40702810500000000771	Settlement sub-account	04535488 6	30101810700000000088 6	OMCB “Rus” (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№ 197 , 09.02.2004	09.02.2004
264	Head Cash Center of Main Department of RF Central Bank in Orenburg oblast	7702235133	40203810400000000016	Budget, expense	04535400 1	Not available	Head Cash Center of Main Department of RF Central Bank in Orenburg oblast, 460000, Orenburg city, Krasnoznamenna ya str., 22	№02-155 , 02.12.2002	02.12.2002
265	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546020102047	Expense	04535460 1	30101810600000000060 1	Orenburg’s BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№16-01/442 , 29.11.2002	29.11.2002
266	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846020102048	Settlement	04535460 1	30101810600000000060 1	Orenburg’s BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№16-01/443 , 29.11.2002	29.11.2002

267	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146020102049	Current, expense	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№ 16-01/444 , 29.11.2002	29.11.2002
268	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840246020100144	Current, currency, US$	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002
269	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840146020200144	Transit, currency, US$	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002
270	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978846020100144	Current, currency, Euro	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002
271	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978746020200144	Transit, currency, Euro	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.2002
272	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848000112954	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281012954 29.11.2002	27.11.2002
273	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948000113390	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281013390 30.01.2004	30.01.2004

274	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978248000200230	Currency, transit	04452522 5	30101810400000000022 5	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702978 00230 21.01.2003	21.01.2003
275	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978348000100230	Current, currency	04452522 5	30101810400000000022 5	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702978 00230 21.01.2003	21.01.2003
276	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348000112962	Receipts	04452522 5	30101810400000000022 5	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12962, 29.11.2002	29.11.2002
277	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248000113391	Expense	04452522 5	30101810400000000022 5	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702810 13391 30.01.04	30.01.2004
278	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048000112961	Receipts	04452522 5	30101810400000000022 5	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12961, 29.11.2002	01.12.2002
279	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848000113393	Expense	04452522 5	30101810400000000022 5	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702810 13393 02.02.2004	02.02.2004
280	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048000112958	Receipts	04452522 5	30101810400000000022 5	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12958, 29.11.2002	30.11.2002
281	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548000113392	Expense	04452522 5	30101810400000000022 5	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№40702810 13392 30.01.2004	30.01.2004

282	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348000112959	Receipts	04452522 5	30101810400000000022 5	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12959, 29.11.2002	29.11.2002
283	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748000112960	Expense	04452522 5	30101810400000000022 5	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12960, 29.11.2002	29.11.2002
284	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948060100068	Receipts	04452522 5	30101810400000000022 5	M.Serdoba's BSB 4014 of Russia's Savings Bank, Penza's oblast, village M.Serdoba, Leninskaya str., 41	№68, 28.11.2002	29.11.2002
285	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248060100085	Expense	04452522 5	30101810400000000022 5	M.Serdoba's BSB 4014 of Russia's Savings Bank, Penza's oblast, village M.Serdoba, Leninskaya str., 41	№ 4070281000 85 28.01.2004	28.01.2004
286	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648270100161	Receipts	04452522 5	30101810400000000022 5	Mokshan's BSB 4289 of Russia's Savings Bank, Penza's oblast, settlement Mokshan, Penzenskaya str.,7	№829, 29.11.2002	29.11.2002
287	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748110100202	Receipts	04452522 5	30101810400000000022 5	Bessonovka's BSB 8459 of Russia's Savings Bank, Penza's oblast, village Bessonovka,	№202, 29.11.2002	02.12.2002

							Nagornaya str., 12a		
288	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848260105057	Receipts	044525225	30101810400000000225	Add. office of Lunino's BSB 4288/48 of Russia's Savings Bank, Penza's oblast, settlement Issa, Cherokmanov str., 23a	№57, 28.11.2002	28.11.2002
289	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948260100101	Receipts	044525225	30101810400000000225	Lunino's BSB 4288 of Russia's Savings Bank, Penza's oblast, settlement Lunino, Kooperativnaya str., 47	№101, 28.11.2002	28.11.2002
290	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248180101061	Receipts	044525225	30101810400000000225	Add. office №19 of Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, village Kondol, Shkolnaya str., 1	№15, 29.11.2002	02.12.2002
291	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148180100065	Receipts	044525225	30101810400000000225	Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, settlement Shemysheika, Lenin str., 73	№13, 29.11.2002	02.12.2002

292	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348330100123	Receipts	04452522 5	30101810400000000022 5	Kolyshlei's BSB 3996 of Russia's Savings Bank, Penza's oblast, settlement Kolyshei, Sovetskaya str., 22	№522, 29.11.02	29.11.2002
293	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048050100664	Receipts	04452522 5	30101810400000000022 5	Add. office of Tamala's BSB 4001/016 of Russia's Savings Bank, Penza's oblast, settlement Bekovo, Vokzalnaya str., 11	664 of 29.11.02	29.11.2002
294	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848030100677	Receipts	04452522 5	30101810400000000022 5	Serdobsk's BSB 4000 of Russia's Savings Bank, Penza's oblast, Serdobsk town, Pushkin str., 26	№408, 28.11.2002	28.11.2002
295	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848230100422	Expense	04452522 5	30101810400000000022 5	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Kamenka town, Tsentralnaya str., 14	№422, 29.11.2002	29.11.2002
296	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148230100423	Receipts	04452522 5	30101810400000000022 5	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Kamenka town, Tsentralnaya str., 14	№423, 29.11.2002	29.11.2002

297	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848230110108	Receipts	04452522 5	30101810400000000022 5	Add. office №52 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Belinskyi town, Komsomolskaya sq., 12	№184, 29.11.2002	29.11.2002
298	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048230110128	Expense	04452522 5	30101810400000000022 5	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Belinskyi town, Komsomolskaya sq., 12	№40702810 10128 04.02.2004	04.02.2004
299	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148050100098	Receipts	04452522 5	30101810400000000022 5	Tamala's BSB 4001 of Russia's Savings Bank, Penza's oblast, settlement Tamala, Sovetskaya str., 22	№98, 29.11.2002	29.11.2002
300	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810448210100091	Receipts	04452522 5	30101810400000000022 5	Bashmakovo's BSB 4282 of Russia's Savings Bank, Penza's oblast, settlement Bashmakovo, March 8 str., 10	No number of 29.11.2002	29.11.2002
301	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810084290100136	Receipts	04452522 5	30101810400000000022 5	Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Nizhny Lomov town, Lenin str., 52	No number of 29.11.2002	29.11.2002

302	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648290107063	Receipts	04452522 5	30101810400000000022 5	Add. office № 49 of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Bednodemiyanovsk town, Proletarskaya str., 77	№10, 29.11.2002	29.11.2002
303	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948290108050	Receipts	04452522 5	30101810400000000022 5	Add. office of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, settlement Narovchat, Sovetskaya str., 29	No number of 29.11.2002	29.11.2002
304	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948230101062	Receipts	04452522 5	30101810400000000022 5	Add. office №73 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza' s oblast, settlement Pachelma, Kirov str., 30	264 of 28.11.02	28.11.2002
305	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848080100106	Receipts	04452522 5	30101810400000000022 5	Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, settlement Zametchino, Lenin str., 169	№318, 29.11.2002	29.11.2002
306	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548080110030	Receipts	04452522 5	30101810400000000022 5	Add. office №34 of Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, village	№319, 29.11.2002	29.11.2002

							Vadinsk, Lenin sq., 13		
307	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810448100100428	Expense	04452522 5	30101810400000000022 5	Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Kuznetsks town, Steklovskaya str., 89	40702/428 of 29.11.02	29.11.2002
308	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748100100429	Receipts	04452522 5	30101810400000000022 5	Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Kuznetsks town, Steklovskaya str., 89	40702/429 of 29.11.02	29.11.2002
309	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048100105056	Receipts	04452522 5	30101810400000000022 5	Add. office №069 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, village Neverkino, Komsomolskaya str., 25	№40702/05 6, 26.11.2002	29.11.2002
310	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548100107046	Receipts	04452522 5	30101810400000000022 5	Add. office №80 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Sosnovoborsk town, Frunze str., 21a	№ 142 of 29.11.2002	29.11.2002

311	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848170100061	Receipts	04452522 5	3010181040000000022 5	Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, settlement Kameshkir, Radishchev str., 3	№ 382, 29.11.2002	29.11.2002
312	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948200100239	Receipts	04452522 5	3010181040000000022 5	Gorodishche's BSB 4281 of Russia's Savings Bank, Penza's oblast, Gorodishche town, Moskovskaya str., 76	№364, 02.12.2002	29.11.2002
313	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748190100141	Receipts	04452522 5	3010181040000000022 5	Nikolsk's BSB 4278 of Russia's Savings Bank, Penza's oblast, Nikolsk town, Chaikovskaya str., 2	№59, 29.11.2002	29.11.2002
314	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748170105056	Receipts	04452522 5	3010181040000000022 5	Add. office №14 of Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, village Lopatino, Pionerskaya str., 37	№381, 29.11.2002	29.11.2002
315	Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810900000001120	Receipts	04565572 4	3010181050000000072 4	OJSC GB "Tarkhany", Penza city, Volodarsky str., 83	№ 1120, 29.11.2002	03.12.2002

316	Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810500000001106	Receipts	04565572 4	30101810500000000072 4	OJSC GB "Tarkhany", Penza city, Volodarsky str., 83	№ 1106, 02.12.2002	01.12.2002
317	Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810008000000007	Receipts	04565572 4	30101810500000000072 4	OJSC GB "Tarkhany", Penza-19 town, Zarechnaya str., 1	№ 192, 29.11.2002	01.12.2002
318	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810622000000753	Receipts	04565571 5	30101810700000000071 5	Vneshtorgbank, branch in Penza city, Penza city, Moskovskaya str., 9	№ 857, 29.11.2002	29.11.2002
319	Limited Liability Company Commercial Bank "Ogni Moskvy", LLC CB "Ogni Moskvy"	7701028536	40702810490000000008	Expense	04565573 1	30101810700000000073 1	LLC CB "Ogni Moskvy" – Penza's Branch, Penza city, Kuprin str., 3	№ 72008, 12.03.2004	12.03.2004
320	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154110104404	Receipts	43601607	30101810200000000060 7	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4366, 05.12.2002	27.09.2002
321	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454110104405	Expense	43601607	30101810200000000060 7	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4367, 05.12.2002	27.09.2002
322	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810554110104499	Expense	43601607	30101810200000000060 7	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4370, 10.12.2002	10.12.2002
323	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702810200000003673	Expense	43678801	30101810600000000080 1	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town,	№ 315/02, 06.12.2002	05.12.2002

							Komsomolskaya str., 88		
324	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702840500000003673	Current, currency, US$	43678801	30101810600000000080 1	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.2002
325	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702840500990003673	Currency, transit	43678801	30101810600000000080 1	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.2002
326	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702978100000003673	Current, currency, Euro	43678801	30101810600000000080 1	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.2002
327	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702978100990003673	Currency, transit	43678801	30101810600000000080 1	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.2002
328	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978220001001188	Currency, transit	43602985	30101810000000000098 5	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.2002

329	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978620000001187	Current, currency, Euro	43602985	30101810000000000098 5	Samara's branch of OJSC "Vneshtorgbank" , 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.2002
330	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810420000001186	Settlement	43602985	30101810000000000098 5	Samara's branch of OJSC "Vneshtorgbank" , 443002, Samara city, Novo-Sadovaya str., 11	№ 1023, 10.12.2002	10.12.2002
331	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840954110100212	Current, currency	43601607	30101810200000000060 7	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
332	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840854110200212	Currency, transit	43601607	30101810200000000060 7	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
333	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978554110100212	Current, currency	43601607	30101810200000000060 7	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
334	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978454110200212	Currency, transit	43601607	30101810200000000060 7	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.2002
335	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654110400006	Settlement	43601607	30101810200000000060 7	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 73, 13.01.2003	13.01.2003

336	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654090101360	Receipts	43601607	30101810200000000060 7	Novokuibyshevsk's BSB № 7723, 446218 Samara's oblast, Novokuibyshevsk town, Dzerzhinsky str., 29	№ 360, 02.10.2002	02.10.2002
337	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810954090101361	Expense	43601607	30101810200000000060 7	Novokuibyshevsk's BSB № 7723, 446218 Samara's oblast, Novokuibyshevsk town, Dzerzhinsky str., 29	№ 361, 02.10.2002	02.10.2002
338	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454070101205	Receipts	43601607	30101810200000000060 7	Neftegorsk's BSB № 7914, 446600 Samara's oblast, Neftegorsk town, Pobedy str., 9a	1/01/10/2002-1, 01.10.2002	01.10.2002
339	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054070101210	Expense	43601607	30101810200000000060 7	Neftegorsk's BSB № 7914, 446600 Samara's oblast, Neftegorsk town, Pobedy str., 9a	1/01/10/2002-2, 01.10.2002	01.10.2002
340	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654160100330	Receipts	43601607	30101810200000000060 7	Sergievsk's BSB № 4245, 446540, Samara's oblast, Sergievsk town, Sovetskaya str., 33	№ 365, 30.10.2002	30.10.2002
341	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank	7707083893	40702810954160100331	Expense	43601607	30101810200000000060 7	Sergievsk's BSB № 4245, 446540, Samara's oblast, Sergievsk town,	№ 366, 30.10.2002	30.10.2002

	of RF SB						Sovetskaya str., 33		
342	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054300100266	Receipts	43601607	30101810200000000060 7	Chapaevsk's BSB 4259, 446100 Samara's oblast, Chapaevsk town, Oktyabrskaya str., 10a	№ 2002-41, 03.10.2002	03.10.2002
343	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654300100268	Expense	43601607	30101810200000000060 7	Chapaevsk's BSB 4259, 446100 Samara's oblast, Chapaevsk town, Oktyabrskaya str., 10a	№ 2002-42, 03.10.2002	03.10.2002
344	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810554050101604	Receipts	43601607	30101810200000000060 7	Syzran's BSB № 113, 446001 Samara's oblast, Syzran town, Sovetskaya str., 42	№ 2338/1, 02.10.2002	01.10.2002
345	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810254050101603	Expense	43601607	30101810200000000060 7	Syzran's BSB № 113, 446001 Samara's oblast, Syzran town, Sovetskaya str., 42	№ 2338, 02.10.2002	01.10.2002
346	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054150100403	Receipts	43601607	30101810200000000060 7	Pokhvistnevo's BSB № 4244, 446450 Samara's oblast, Pokhvistnevo town, Vasiliev str., 6	№ 106, 02.10.2002	02.10.2002

347	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810354150100404	Expense	43601607	30101810200000000060 7	Pokhvistnevo's BSB № 4244, 446450 Samara's oblast, Pokhvistnevo town, Vasiliev str., 6	№ 106a, 02.10.2002	02.10.2002
348	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810854030100765	Receipts	43601607	30101810200000000060 7	Otradnyi's BSB 7802, 446300 Samara's oblast, Otradnyi town, Pervomaiskaya str., 32	№ 155, 02.10.2002	05.09.2002
349	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154030100766	Expense	43601607	30101810200000000060 7	Otradnyi's BSB 7802, 446300 Samara's oblast, Otradnyi town, Pervomaiskaya str., 32	№ 156, 02.10.2002	05.09.2002
350	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154280102776	Receipts	43601607	30101810200000000060 7	Tsentralnoe BSB 4257 Toliyatti town, 445019 Samara's oblast, Toliyatti town, Lenin str., 87	№ 397, 02.10.2002	02.09.2002
351	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454280102777	Expense	43601607	30101810200000000060 7	Tsentralnoe BSB 4257 Toliyatti town, 445019 Samara's oblast, Toliyatti town, Lenin str., 87	№ 398, 02.10.2002	02.09.2002
352	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056050110096	Receipts	04631164 9	30101810500000000064 9	Atkarsk's BSB № 4013 , 412420 Atkarsk town, M.Gorky str., 24	№337, 02.12.2002	02.12.02.

353	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356050110097	Expense	046311649	30101810500000000649	Atkarsk's BSB № 4013 , 412420 Atkarsk town, M.Gorky str., 24	№338 , 02.12.2002	02.12.02.
354	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556440100145	Receipts	046311649	30101810500000000649	Rtishchevo's BSB № 3998/044 , 412120, Ekaterinovka town, Kooperativnaya str., 32	№80E/2002 , 29.11.2002	29.11.2002
355	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256440100144	Expense	046311649	30101810500000000649	Rtishchevo's BSB № 3998/044 , 412120, Ekaterinovka town, Kooperativnaya str., 32	№79E/2002 , 29.11.2002	29.11.2002
356	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456080100171	Receipts	046311649	30101810500000000649	Tatishchevo's BSB № 4019, 412170, Tatishchevo town, Krasnoarmeiskaya str., 32	№40702/171 , 29.11.2002	29.11.2002
357	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756080100172	Expense	046311649	30101810500000000649	Tatishchevo's BSB № 4019, 412170, Tatishchevo town, Krasnoarmeiskaya str., 32	№40702/172 , 29.11.2002	29.11.2002
358	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456230110160	Expense	046311649	30101810500000000649	Petrovsk's BSB № 3958 , 412540, Petrovsk town, Tolstoy str., 45	No number of 02.12.2002	02.12.2002

359	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056230110159	Receipts	04631164 9	30101810500000000064 9	Petrovsk's BSB № 3958 , 412540, Petrovsk town, Tolstoy str., 45	No number of 02.12.2002	02.12.2002
360	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256250100224	Receipts	04631164 9	30101810500000000064 9	B.Karabulak's BSB № 3961, 412600, settlement B.Karabulak, Lenin str., 131A	№84 , 02.12.2002	02.12.2002
361	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556250100225	Expense	04631164 9	30101810500000000064 9	B.Karabulak's BSB № 3961, 412600, settlement B.Karabulak, Lenin str., 131A	№85 , 02.12.2002	02.12.2002
362	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556240101386	Receipts	04631164 9	30101810500000000064 9	Balakovo's BSB № 3960, 413855, Balakovo town, 30 years of Pobedy str., 8A	№40702/13 86 , 02.12.2002	02.12.2002
363	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856240101387	Expense	04631164 9	30101810500000000064 9	Balakovo's BSB № 3960, 413855, Balakovo town, 30 years of Pobedy str., 8A	№40702/13 87 , 02.12.2002	02.12.2002
364	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356300100100	Expense	04631164 9	30101810500000000064 9	Dukhovnitskoe's BSB № 3969, 413900, settlement Dukhovnitskoe, Chernyshov str., 30a	№15 , 02.12.2002	03.12.2002
365	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056300100099	Receipts	04631164 9	30101810500000000064 9	Dukhovnitskoe's BSB № 3969, 413900, settlement Dukhovnitskoe, Chernyshov str.,	№14 , 02.12.2002	03.12.2002

							30a		
366	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756340102111	Expense	04631164 9	30101810500000000064 9	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 29.11.2002	29.11.2002
367	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056340102112	Receipts	04631164 9	30101810500000000064 9	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 29.11.2002	29.11.2002
368	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756260100125	Receipts	04631164 9	30101810500000000064 9	Khvalynsk's BSB № 3965, 412780, Khavynsk town, Sovetskaya str., 128	№52 , 02.12.2002	02.12.2002
369	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456260100124	Expense	04631164 9	30101810500000000064 9	Khvalynsk's BSB № 3965, 412780, Khavynsk town, Sovetskaya str., 128	№53 , 02.12.2002	09.12.2002
370	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456440100106	Receipts	04631164 9	30101810500000000064 9	Rtishchevo's BSB № 3998, 412030, Rtishchevo town, Polevaya str., 2	№77 , 29.11.2002	29.11.2002
371	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456440100105	Expense	04631164 9	30101810500000000064 9	Rtishchevo's BSB № 3998, 412030, Rtishchevo town, Polevaya str., 2	№77 , 29.11.2002	29.11.2002
372	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank	7707083893	40702810456410100301	Receipts	04631164 9	30101810500000000064 9	Arkadak's BSB № 3993, 412210, Arkadak town, Lenin str.,	No number of 02.12.2002	02.12.2002

	of RF SB						75		
373	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156420110568	Receipts	04631164 9	30101810500000000064 9	Balashov's BSB № 3994/090, 412370, settlement Samoilovka, 30 years of Pobedy str., 2	№881 , 02.12.2002	02.12.2002
374	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756410100302	Receipts	04631164 9	30101810500000000064 9	Arkadak's BSB № 3993/032 , 412070, settlement Turki, Sovetskaya str., 37	No number of 02.12.2002	02.12.2002
375	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856420110567	Receipts	04631164 9	30101810500000000064 9	Balashov's BSB № 3994/077, 412270, settlement Romanovka, Narodnaya str., 16	№880 , 02.12.2002	02.12.2002
376	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156200110335	Expense	04631164 9	30101810500000000064 9	Volsk's BSB № 242, 412900, Volsk town, Pugachev str., 45	№126 , 29.11.2002	29.11.2002
377	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856200110334	Receipts	04631164 9	30101810500000000064 9	Volsk's BSB № 242, 412900, Volsk town, Pugachev str., 45	№125 , 29.11.2002	29.11.2002
378	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056280100106	Receipts	04631164 9	30101810500000000064 9	Ershov's BSB № 3967 , 413500, Ershov town, Rabochaya str., 14	№38 , 02.12.2002	02.12.2002

379	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756280100105	Expense	04631164 9	30101810500000000064 9	Ershov's BSB № 3967 , 413500, Ershov town, Rabochaya str., 14	№37 , 02.12.2002	02.12.2002
380	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856290101078	Receipts	04631164 9	30101810500000000064 9	Dergachi's BSB № 3968/021 , 413620, settlement Ozinki, Pushkinskaya str., 46	№47 , 02.12.2002	02.12.2002
381	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256290100093	Receipts	04631164 9	30101810500000000064 9	Dergachi's BSB № 3968, 413440, settlement Dergachi, Sovietskaya str., 53	№46 , 02.12.2002	02.12.2002
382	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656210100165	Expense	04631164 9	30101810500000000064 9	Kalininsk's BSB № 3956, 412480, Kalininsk town, Chapaev str., 124	№289 , 29.11.2002	29.11.2002
383	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810956210100166	Receipts	04631164 9	30101810500000000064 9	Kalininsk's BSB № 3956, 412480, Kalininsk town, Chapaev str., 124	№290 , 29.11.2002	29.11.2002
384	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256210100167	Receipts	04631164 9	30101810500000000064 9	Kalininsk's BSB № 3956/040, 412460, settlement Lysye Gory, Sovetskaya str., 49	№291 , 29.11.2002	29.11.2002
385	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856140110122	Expense	04631164 9	30101810500000000064 9	Krasnoarmeisk's BSB № 4028, 412800, Krasnoarmeisk town, Lenin str.,	№40702/12 2 , 29.11.2002	29.11.2002

							75		
386	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156140110123	Receipts	04631164 9	30101810500000000064 9	Krasnoarmeisk's BSB № 4028, 412800, Krasnoarmeisk town, Lenin str., 75	№40702/12 3 , 29.11.2002	29.11.2002
387	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556150100228	Receipts	04631164 9	30101810500000000064 9	Kr. Kut's BSB № 4029, 413230, Krasnyi Kut town, Pobedy str., 23a	No number of 27.11.2002	29.11.2002
388	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856150100229	Expense	04631164 9	30101810500000000064 9	Kr. Kut's BSB № 4029, 413230, Krasnyi Kut town, Pobedy str., 23a	No number of 27.11.2002	29.11.2002
389	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756150111114	Receipts	04631164 9	30101810500000000064 9	Kr. Kut's BSB № 4029/046, 413320, village Piterka, Lenin str., 108	№407.02.11 4 , 29.11.2002	29.11.2002
390	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056270100116	Receipts	04631164 9	30101810500000000064 9	Novouzensk's BSB № 3966 , 413360, Novouzensk town, Sovetskaya str., 8	№40 , 02.12.2002	02.12.2002
391	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656270110072	Receipts	04631164 9	30101810500000000064 9	Novouzensk's BSB № 3966/027, 413370, settlement AlGai, Sovetskaya str., 13	№41 , 02.12.2002	02.12.2002

392	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656340100310	Receipts	046311649	301018105000000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 02.12.2002	02.12.2002
393	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256340100309	Expense	046311649	301018105000000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 02.12.2002	02.12.2002
394	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356310100129	Receipts	046311649	301018105000000000649	Perelyub's BSB № 3970, 413750, village Perelyub, Chkalov str., 22	№96 , 06.12.2002	06.12.2002
395	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056170101134	Expense	046311649	301018105000000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	No number of 29.11.2002	29.11.2002
396	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756170101133	Receipts	046311649	301018105000000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	No number of 29.11.2002	29.11.2002
397	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456150102054	Receipts	046311649	301018105000000000649	Kr. Kut's BSB № 4029/057, 413230, Krasnyi Kut town, Pobedy avenue, 23a.	No number of 29.11.2002	29.11.2002
398	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056280101066	Receipts	046311649	301018105000000000649	Ershov's BSB № 3967/047 , 413100, Ershov town, Rabochaya str., 14	No number of 02.12.2002	02.12.2002

399	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856120100181	Receipts	04631164 9	30101810500000000064 9	Marx BSB № 4026, 413093, Marx town, Lenin avenue, 46a	No number of 29.11.2002	29.11.2002
400	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456190100090	Receipts	04631164 9	30101810500000000064 9	Sovetsk's BSB № 4034 , 413211, settlement Stepnoe, 50 years of Pobedy str., 9	No number of 29.11.2002	29.11.2002
401	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456170101132	Expense	04631164 9	30101810500000000064 9	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	№338 , 29.11.2002	29.11.2002
402	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156170101131	Receipts	04631164 9	30101810500000000064 9	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	№337 , 29.11.2002	29.11.2002
403	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756020101526	Receipts	04631164 9	30101810500000000064 9	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№2135 , 02.12.2002	02.12.2002
404	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056020101527	Expense	04631164 9	30101810500000000064 9	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№2136 , 02.12.2002	02.12.2002
405	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756020101500	Receipts	04631164 9	30101810500000000064 9	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	Add. Contract without number of, 01.03.2004 to agreement 1168 24.10.2002	01.03.2004

406	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456020114114	Expense	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№40702810456020114114, 26.01.2004	26.01.2004
407	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156420110814	Receipts	046311649	30101810500000000649	Balashov's BSB № 3994, 412300, Balashov town, Volodarsky str., 39	№1224, 20.12.2004	20.12.2004
408	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456420110815	Expense	046311649	30101810500000000649	Balashov's BSB № 3994, 412300, Balashov town, Volodarsky str., 39	№1225, 20.12.2004	20.12.2004
409	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810131000000471	Receipts	046311834	30101810700000000834	Branch of OJSC "Vneshtorgbank" In Saratov city, 410052, Saratov city, 50 years of October avenue, 128a	№740, 23.12.2005	23.12.2004
410	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810431000000472	Expense	046311834	30101810700000000834	Branch of OJSC "Vneshtorgbank" In Saratov city, 410052, Saratov city, 50 years of October avenue, 128a	№741, 23.12.2006	23.12.2004
411	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169060100108	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Barysh BSB № 4260) Ulyanovsk's obiast, Barysh town, Strelkovoi divizii str., 1Б	№ 27, 04.12.2002	04.12.2002

412	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810869060100107	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Barysh BSB № 4260) Ulyanovsk's oblast, Barysh town, Strelkovoi divizii str., 1Б	№ 26, 04.12.2002	04.12.2002
413	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810869030100124	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Ulyanovsk's BSB № 7002) , Ulyanovsk's oblast, settlement Isheevka , Pervomaiskaya str., 10	№ 102, 11.12.2002	11.12.2002
414	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810569030100123	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Ulyanovsk's BSB № 7002) , Ulyanovsk's oblast, settlement Isheevka , Pervomaiskaya str., 10	№ 101, 11.12.2002	11.12.2002
415	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810969110100973	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Dimitrovgrad's BSB №4272) Ulyanovsk's oblast, Dimitrovgrad town, Gagarin str., 6	№ 260 , 09.12.2002	10.12.2002
416	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810669110100972	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Dimitrovgrad's BSB №4272) Ulyanovsk's	№ 259 , 09.12.2002	10.12.2002

							oblast, Dimitrovgrad town, Gagarin str., 6		
417	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810469080001055	Receipts	04730860 2	30101810000000000060 2	Ulyanovsk's BSB №8588 (Novospassk's BSB № 4264/024), Ulyanovsk's oblast, settlement Radishchevo, Sovetskaya str., 17	№ 136 , 15.12.2002	15.12.2002
418	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169080001054	Expense	04730860 2	30101810000000000060 2	Ulyanovsk's BSB №8588 (Novospassk's BSB № 4264/024), Ulyanovsk's oblast, settlement Radishchevo, Sovetskaya str., 17	№ 135 , 15.12.2003	15.12.2002
419	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810669020107227	Receipts	04730860 2	30101810000000000060 2	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7228 , 05.12.2002	05.12.2002
420	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810969020107228	Expense	04730860 2	30101810000000000060 2	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7227 , 05.12.2002	05.12.2002
421	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810069020107225	Expense	04730860 2	30101810000000000060 2	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7225 , 05.12.2002	05.12.2002

422	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810369020107226	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7226, 05.12.2002 with add. agreement of 01.03.2004	05.12.2002
423	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169020108360	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 8360 , 18.02.2004	18.02.2004
424	Closed Joint Stock Company Joint Stock Commercial bank "Svyaz-Bank", CJSC JSCB "Svyaz-Bank"	7710301140	40702810200230101081	Receipts	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Svyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 04-19 , 27.02.2004	01.03.2004
425	Closed Joint Stock Company Joint Stock Commercial bank "Svyaz-Bank", CJSC JSCB "Svyaz-Bank"	7710301140	40702810300230001081	Expense	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Svyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 02-180 , 05.12.2002	05.12.2002
426	Closed Joint Stock Company Joint Stock Commercial bank "Svyaz-Bank", CJSC JSCB "Svyaz-Bank"	7710301140	40702810600230001079	Expense	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Svyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 02-178 , 02.12.2002	04.12.2002
427	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368020101860	Expense	049401601	30101810400000000601	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№2501, 02.12.2002	02.12.2002

428	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810768140100493	Receipts	04940160 1	30101810400000000060 1	Votkinsk's department №1663, 427433, Votkinsk town, Ordzhonikidze str., 8	№169, 29.11.2002	29.11.2002
429	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368140100770	Expense	04940160 1	30101810400000000060 1	Votkinsk's department №1663, 427433, Votkinsk town, Ordzhonikidze str., 8	№441, 28.01.2004	28.01.2004
430	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368220101136	Receipts	04940160 1	30101810400000000060 1	Uva's department № 4482, 427260, settlement Uva, Pushkin str., 36	№265 , 12.02.2002	12.02.2002
431	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810668220101195	Expense	04940160 1	30101810400000000060 1	Uva's department № 4482, 427260, settlement Uva, Pushkin str., 36	№313 , 29.01.2004	29.01.2004
432	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810468090100157	Receipts	04940160 1	30101810400000000060 1	Glazov's departmnet № 4450,427620, Glazov town, Kirov str., 7	№177/1 , 26.12.2002	26.12.2002
433	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810568090100510	Expense	04940160 1	30101810400000000060 1	Glazov's departmnet № 4450,427620, Glazov town, Kirov str., 7	№3 , 15.01.2004	15.01.2004
434	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268050100384	Receipts	04940160 1	30101810400000000060 1	Igra's department № 5912, 427145, settlement Igra, Sovetskaya str., 37	№46 , 29.11.2002	29.11.2002

435	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810068050100487	Expense	04940160 1	30101810400000000060 1	Igra's department № 5912, 427145, settlement Igra, Sovetskaya str., 37	№3 , 02.02.2004	02.02.2004
436	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368210100477	Receipts	04940160 1	30101810400000000060 1	Sarapul's department № 78, 427960, Sarapul town, Azin str., 33	№1016 , 28.11.2002	28.11.2002
437	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810068210100528	Expense	04940160 1	30101810400000000060 1	Sarapul's department № 78, 427960, Sarapul town, Azin str., 33	№1178 , 16.01.2004	05.02.2004
438	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268160100261	Receipts	04940160 1	30101810400000000060 1	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	№261 , 02.12.2002	02.12.2002
439	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368160100310	Expense	04940160 1	30101810400000000060 1	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	№310 , 04.02.2004	04.02.2004
440	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268020101805	Receipts	04940160 1	30101810400000000060 1	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№2500 , 02.12.2002	02.12.2002
441	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840268020100180	Current, currency, US$	04940160 1	30301840749000606800 0	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002

442	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840168020200180	Transit, currency, US$	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
443	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840068020300180	Special, transit, currency, US$	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
444	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978868020100180	Current, currency, Euro	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
445	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978768020200180	Transit, currency, Euro	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
446	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978668020300180	Special, transit, currency, Euro	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.2002
447	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810408450000336	Expense	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702810408450000336, 16.01.2004	16.01.2004
448	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810208450000332	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702810208450000332, 02.12.2002	02.12.2002
449	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810908450000331	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№40702810908450000331, 02.12.2002	02.12.2002

450	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810768020102456	Expense	04940160 1	30101810400000000060 1	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№3294 of 27.10.2004	27.10.2004
451	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810008450000338	Expense	04940184 5	30101810800000000084 5	АКБ "C- JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	Settlement account № of 25.11.2004	25.11.2004
452	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810708450000337	Receipts	04940184 5	30101810800000000084 5	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	Settlement account № of 25.11.2004	25.11.2004
453	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175040101068	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 RF SB in Cheboksary town (Novocheboksars k's BSB № 8102) 428900, Novocheboksars k town, 10-th piatiletki str., 31	№ 4070281017 5040101068 of 03.12.2002	03.12.2002
454	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075020102475	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue 3	№ 2475 of 28.11.2002	02.12.2002
455	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775020102474	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 RF SB in Cheboksary town, 428000, Cheboksary	№ 2474 of 02.12.2002	02.12.2002

							town, Moskovskyi avenue 3		
456	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375020102476	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue 3	№ 2476 of 02.12.2002	02.12.2002
457	Open Joint Stock Company Joint Stock Commercial bank "Svyaz-Bank", OJSC JSCB "Svyaz-Bank"	7710301140	40702810700270000436	Receipts	49706740	30101810900000000740	Chuvashiya's branch of OJSC JSCB "Svyaz-Bank", 428000, Cheboksary town, Yaroslavskaya str., 44	№ 40702810700270000436 of 02.12.2002	02.12.2002
458	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675210100179	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Batyrevo's BSB № 4440 village Batyrevo) 429350, village Batyrevo, Lenin avenue, 7a	№ 40702810675210100179 /02 of 02.12.2002	02.12.2002
459	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375080100162	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 024 of Batyrevo's BSB № 4440 village Komsomolskoe)	№ 40702810375080100162 of 02.12.2002	02.12.2002

							429340, village Komsomolskoe, Sovetskaya str., 1		
460	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975100104095	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 030 of Batyrevo's BSB № 4440) 429170, village Shemursha, Kosmovskyi str., 36	№ 40702810975100104095 of 02.12.2002	02.12.2002
461	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975090000089	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 036 of Batyrevo's BSB № 4440 village Yalchiki) 429380, village Yalchiki, Ivanov str., 14	№ 90000089 of 28.11.2002	02.12.2002
462	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175060100395	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Kanash BSB № 7507) 429330, Kanash town, Pushkin str., 14	№ 4070210395 of 02.12.2002	02.12.2002

463	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975120000166	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 072 of Kanash BSB № 7507) 429700, settlement Ibresi, Maresiev str., 32	№ 40702810975120000166 of 03.12.2002	02.12.2002
464	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775060105075	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 053 of Kanash BSB № 7507) 429290, village Yantikovo, Lenin avenue, 11	№ 40702/5075 of 02.12.2002	02.12.2002
465	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775230100240	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Cheboksary's BSB № 4472 settlement Kugesi) 429500, settlement Kugesi, Sovetskaya str., 23	№ 414 of 03.12.2002	03.12.2002
466	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275150100150	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office №045 of	№ 40702/150 of 02.12.2002	02.12.2002

							Tsivilsk's BSB № 4437) 429550, Mariinskyi posad town, Lazo str., 63		
467	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875140000136	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Morgaushi's BSB № 7034) 429350, village Morgaushi, Lenin str., 34	№ 4070281087 5140000136 of 03.12.2002	03.12.2002
468	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375190100120	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Yadrin's BSB № 4438) 429060, Yadrin town, K.Marx str., 20	№ 22 of 28.11.2002	28.11.2002
469	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875180000170	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Tsivilsk's BSB № 4437), 429900, Tsivilsk town, Nikolaev str., 26	№ 4070281087 5180000170 of 04.12.2002	02.12.2002
470	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775130100159	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 032 of	№ 4070281077 5130100159 of 03.12.2002	02.12.2002

							Tsivilsk's BSB № 4437) 429430, Kozlovka town, Lobachevskyi str., 26a		
471	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075030000114	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 040 of Tsivilsk's BSB № 4437) 429620, village Krasnoarmeiskoe , Komsomolskyi pereulok, 3	№ 40702/114 of 03.12.2002	02.12.2002
472	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175160000104	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 056 of Tsivilsk's BSB № 4437) 429400, settlement Urmary, Sovetskaya str., 9	№ 40 of 02.12.2002	02.12.2002
473	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475020102473	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2473 of 02.12.2002	02.12.2002

474	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475170100367	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Shumerliya's BSB № 5836 Shumerliya town) 429120, Shumerliya town, Oktayabrskaya str., 11	№ 4070200367 of 03.12.2002	03.12.2002
475	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575070100309	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Alatyr's BSB № 7508 Alatyr town) 429800, Alatyr town, Lenin str., 25	№ 309 of 02.12.2002	02.12.2002
476	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675170120066	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 050 of Shumerliya's BSB № 5836) 429239, village Alikovo, Sovetskaya str., 11	№ 4070220066 of 02.06.2003	02.12.2002
477	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175110000358	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add.	№ 40702/358 of 02.12.2002	02.12.2002

							office № 061 of Kanash BSB № 7507) 429200, settlement Vurnary, Sovetskaya str., 18		
478	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075200000096	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 033 of Yadrin's BSB № 4438 village Krasnye Chetai) 429040, village Krasnye Chetai, Novaya str., 12	№ 4070281007 5200000096 of 29.11.2002	29.11.2002
479	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175170104090	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 037 of Shumerliya's BSB № 5836) 429020, village Poretskoe, Ulyanov str., 34	№ 4070204023 of 02.12.2002	02.12.2002
480	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175020102472	Receipts	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2472 of 02.12.2002	02.12.2002

481	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275020102466	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2466 of 02.12.2002	21.11.2002
482	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810819000001974	Receipts	49706751	30101810300000000751	Chuvashiya's branch of "Vneshtorgbank", 428018, Cheboksary town, K.Ivanov str., 80a	№ 1974 of 02.12.2002	02.12.2002
483	Open Joint Stock Company Joint Stock Commercial bank "Svyaz-bank", OJSC JSCB "Svyaz-bank"	7710301140	40702810000270000437	Receipts	49706740	30101810900000000740	Chuvashiya's branch of OJSC JSCB "Svyaz-bank", 428000, Cheboksary town, Yaroslavskaya str., 44	№ 40702810000270000437 of 29.11.2002	29.11.2002
484	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175040101220	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Novocheboksarsk's BSB № 8102), 428900, Novocheboksarsk town, 10-th piyatiletka str., 31	№ 101220 of 27.01.2004	27.01.2004
485	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi	7707083893	40702810875020102798	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary	№ 40702010279 8 of 28.01.2004	28.01.2004

	bank of RF SB						town, 428000, Cheboksary town, Moskovskyi avenue, 3		
486	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575020102797	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 4070201027 97 of 28.01.2004	28.01.2004
487	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175020102799	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 4070201027 99 of 28.01.2004	28.01.2004
488	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675210100221	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Batyrevo's BSB № 4440) 429350, village Batyrevo, Lenin avenue, 7a	№ 4070281067 5210100221 of 22.01.2004	22.01.2004
489	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575080100195	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 024 of Batyrevo's BSB № 4440)	№ 40702/195 of 23.01.2004	23.01.2004

							429340, village Komsomolskoe, Sovetskaya str., 1		
490	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775100104114	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 030 of Batyrevo's BSB № 4440) 429170, village Shemursha, Kosmovskyi str., 36	№ 281 of 23.01.2004	23.01.2004
491	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775090000111	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 036 of Batyrevo's BSB № 4440 village Yalchiki) 429380, village Yalchiki, Ivanov str., 14	№ 40702810775090000111 23.01.2004	23.01.2004
492	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975060100540	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Kanash BSB № 7507) 429330, Kanash town, Pushkin str., 14	№ 40702/0540 of 23.01.2004	23.01.2004

493	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275120000196	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 072 of Kanash BSB № 7507) 429700, settlement Ibresi, Maresiev str., 32	№40702/19 6 of 23.01.2004	23.01.2004
494	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375060105103	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 053 of Kanash BSB № 7507) 429290, village Yantikovo, Lenin avenue, 11	№ 40702/5103 of 23.01.2004	23.01.2004
495	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175230100293	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Cheboksary's BSB № 4472) 429500, settlement Kugesi, Sovetskaya str., 23	№ 04 of 26.01.2004	26.01.2004
496	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175150100182	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office №045 of Tsivilsk's BSB	№ 40702/182 of 26.01.2004	27.01.2004

							№ 4437) 429550, Mariinskyi Posad town, Lazo str., 63		
497	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475140000167	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Morgaushi's BSB № 7034) 429350, village Morgaushi, Lenin str., 34	№ 4070281047 5140000167 26.01.2004	26.01.2004
498	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775190100157	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Yadrin's BSB № 4438) 429060, Yadrin town, K.Marx str., 20	№ 2 of 26.01.2004	26.01.2004
499	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675180000202	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Tsivilsk's BSB № 4437) 429900, Tsivilsk town, Nikolaev str., 26	№ 4070281067 5180000202 27.01.2004	27.01.2004
500	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675130100181	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 032 of Tsivilsk's BSB	№ 40702/181 of 27.01 2004	27.01.2004

							№ 4437) 429430, Kozlovka town, Lobachevskyi str., 26a		
501	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275030000134	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 040 of Tsivilsk's BSB № 4437) 429620, village Krasnoarmeiskoe, Komsomolskyi pereulok, 3	№ 40702/134 of 27.01.2004	27.01.2004
502	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475160000147	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 056 of Tsivilsk's BSB № 4437) 429400, settlement Urmary, Sovetskaya str., 9	№ 84 of 27.01.2004	27.01.2004
503	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475020102800	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102800 of 29.01.2004	29.01.2004

504	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775170100423	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Shumerliya's BSB № 5836) 429120, Shumerliya town, Oktayabrskaya str., 11	№ 4070200423 of 26.01.2004	26.01.2004
505	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375070100392	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Alatyr's BSB № 7508) 429800, Alatyr town, Lenin str., 25	№ 392 of 27.01.2004	27.01.2004
506	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175170120087	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 050 of Shumerliya's BSB № 5836) 429239, village Alikovo, Sovetskaya str., 11	№ 4070220087 of 26.01.2004	26.01.2004
507	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775110100412	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 061 of Kanash BSB №	№ 40702/0100 412 of 28.01.2004	28.01.2004

							7507) 429200, settlement Vurnary, Sovetskaya str., 18		
508	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275200000113	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 033 of Yadrin's BSB № 4438) 429040, village Krasnye Chetai, Novaya str., 12	№ 4070281027 5200000113 27.01.2004	27.01.2004
509	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375170104117	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 037 of Shumerliya's BSB № 5836) 429020, village Poretskoe, Ulyanov str., 34	№ 4070204117 of 26.01.2004	26.01.2004
510	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275020102796	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 4070201027 96 of 28.01.2004	28.01.2004
511	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi	7707083893	40702810775020102801	Expense	49706609	30101810300000000060 9	Chuvashiya's BSB № 8613 of RF SB in Cheboksary	№ 4070201028 01 of 30.01.2004	30.01.2004

	bank of RF SB						town, 428000, Cheboksary town, Moskovskyi avenue, 3		

1.3. Data on the issuer's auditor (auditors)

Full brand name:
Closed Joint Stock Company "Ernst&Young Vneshaudit"
Abbreviated name:
CJSC "Ernst&Young Vneshaudit"
Location:
Russia, 105062, Moscow, Sadovnicheskaya naberezhnaya, 77, building 1
E-mail address: Moscow@ru.ey.com
Telephone: (095) 705-97-00
(095) 755-97-00
Fax: (095) 755-97-01

License for audit activity, including general and bank audit, audit of insurance organizations, funds and stock exchanges - № E 003 246, approved by the order of RF Ministry of Finance of January 17, 2003 № 9, the validity term is 5 (five) years.

The auditor is recommended by OJSC "VolgaTelecom" Board of directors and approved by the annual general meeting of stockholders.

The audit of OJSC "VolgaTelecom" bookkeeping and reporting was carried out for 2004 fiscal year.

Consulting and auditor services contract is sighed with the auditor. The size of the auditor's remuneration is specified in the contract. The auditor's services are paid in accordance with the schedule attached to the services contract upon submission of accounting documents for execution of works and services.

There are no factors capable to affect the independence of the auditor from the issuer. There are no interests connecting the auditor (the auditor's officials) with the issuer (the issuer's officials), and namely:

- There are no auditor's participation shares (the auditor's officials) in the issuer's charter capital;
- The auditor is not provided with the issuer's borrowed funds;
- There are no close business relations (participation in promoting products (services), participation in joint business activity), and also kindred relations between the issuer and the auditor;
- There are no issuer's officials simultaneously being the auditor's officials.

1.4. Data on the issuer's appraiser

During the report quarter the issuer did not involve the appraiser:

To determine the market cost of placed securities in circulation;

To determine the market cost of the fixed assets or real property assets. The reassessment of the property cost was not carried out during the specified period.

Data on the appraiser involved in reassessment of fixed assets of the issuer for the last 5 accomplished fiscal years:

The reassessment of fixed assets in OJSC "Volga Telecom" was carried out in 2000 by the independent appraiser LLC "Audit-Appraisal", acting on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod Oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by the market cost, determined according to Federal law № 135-ФЗ of July 29, 1998 "On evaluative activity in Russian Federation", confirmed by expert's opinions, the estimation procedure – the calculation of fixed assets replacement costs by means of coefficients.

1.5. Data on the issuer's advisers

In the report quarter the issuer did not involve the adviser providing information-consulting services on the basis of concluded contract.

1.6. Data on other persons signed this quarterly report

There are no other persons who signed this quarterly report.

II. Basic information on the issuer's financial-economic standing

2.1. Indicators of the issuer's financial-economic activity

Indicators characterizing the issuer's financial-economic standing are provided for five accomplished fiscal years:

Indicator description	2000	2001	2002	2003	2004
The issuer's net assets value, rubles	1 465 042 129	2 614 341 240	11 705 192 140	13 163 439 571	14 822 819 984
Ratio of raised funds sum to capital and reserves, %	34 %	20 %	36 %	63 %	91,7%
Ratio of short-term liabilities sum to capital and reserves, %	18 %	20 %	28 %	37 %	52,5%
Cover of payments for debts service, rubles	1,63 per ruble	0,87 per ruble	0,74 per ruble	0,7 per ruble	0,63 per ruble
Overdue debt level , %	16 %	13 %	6 %	2 %	2%
Net assets turn-over, times	0,96 times	0,65 times	0,94 times	1,1 times	1,3 times
Accounts payable turn-over, times	4,38 times	3,6 times	3,8 times	3,2 times	3,4 times
Accounts receivable turn-over, times	3,9 times	5 times	9,8 times	9 times	12,4 times
The share of income tax in the income before tax, %	27 %	43 %	26 %	30 %	31%

** The technique recommended by Russia's FCSM was used when calculating all the indicators.*

The indicators characterizing the issuer's financial standing as of 31.03.2005

Indicator description	Quarter 1 of 2005
The issuer's net assets value, rubles	15 422 940 126
Ratio of raised funds sum to capital and reserves, %	84,6%
Ratio of short-term liabilities sum to capital and reserves, %	50%
Cover of payments for debts service, rubles	0,71 per ruble
Overdue debt level , %	1,8%
Net assets turn-over, times	0,3 times
Accounts payable turn-over, times	0,99 times
Accounts receivable turn-over, times	2,76 times
The share of income tax in the income before tax, %	31,5%

** The technique recommended by Russia's FCSM was used when calculating all the indicators.*

The analysis of the issuer's capacity to pay, the level of credit risk and financial standing:

Capacity to pay, first of all means the availability with the Company of money resources and their equivalents sufficient for settlement of accounts payable requiring immediate repayment.

Thus, the major features of capacity to pay are:

- Availability of proprietary resources of sufficient volume;
- Lack of overdue accounts payable.

During all analyzed periods the issuer's operating activity was carried out for account of proprietary resources, herewith there were no overdue accounts payable for all kinds of arrears, excluding the settled debt of debt obligations of Vnesheconombank.

It should be noted that the level of overdue debt in the total amount of long-term and short-term obligations has permanent tendency to reduce and as of 31.03.2005 it amounts to 1,8%.

The issuer's net assets for 2000-2004 and quarter 1 of 2005 are steadily growing. As of 31.03.2005 the amount of the issuer's net assets was 15 422 940 thousand rubles.

Thus, despite the invariance of the charter capital the issuer has demonstrated considerable growth of net assets amount. Essential excess of net assets over the charter capital is one of basic criteria of the issuer's financial stability.

By the results of 2000-2004 and of quarter 1 of 2005 the amount of raised funds did not exceed the amount of the issuer's capital and reserve.

As of 31.03.2005 the share of raised funds in the issuer's capital and reserve was 84,6% which is by 7,1% less than as of the end of 2004.

During quarter 1 of 2005 the share of short-term obligations in the issuer's capital and reserve reduced by 2,5% and made out 50%.

So, the issuer has reasonable leverage and is relatively independent of creditors.

Turn-over indicators characterize the issuer's business activity, the efficiency of management. That is why when the rate of turn-over increases one may speak about the increase of the Company's capacity to pay.

Positive changes of net assets turn-over ratio speaks to the efficiency of usage of all resources available with the Company for the specified periods.

For 2004 the acceleration of turn-over of the issuer's accounts receivable and payable was 11 and 6 days correspondingly.

Major features of the issuer's credit solvency are:

- Efficient usage of borrowed funds during all the periods under analysis;
- Positive credit background of the issuer.

Hence, it is possible to state that the level of credit risk is insignificant.

Basing on the results of estimation of the Company's financial standing for the periods under analysis OJSC "VolgaTelecom" is the company with satisfactory financial standing. Upon the whole the Company's capacity to pay and its financial stability are at reasonable level despite negative changes of some indicators.

The Company has fair chances for further development. The implementation of scheduled investment projects will help to achieve more efficient operation of OJSC "VolgaTelecom".

In order to increase the capacity to pay, the financial stability and liquidity the Company's management worked out a number of arrangements.

2.2. The issuer's market capitalization

Information on the issuer's market capitalization for the last 5 accomplished fiscal years and the report quarter:

Date of fiscal year/quarter accomplishment	Capitalization , US$ (registered ordinary shares)	Capitalization , US$ (registered preferred shares)	Total capitalization, US$
31.12.2000	115 510 824	8 374 176	123 885 000
31.12.2001	71 397 940	9 682 641	81 080 581
31.12.2002	308 470 463	64 479 947	372 950 410
31.12.2003	573 505 156	129 742 016	703 247 172
31.12.2004	768 131 054	178 194 208	946 325 262
31.03.2005	950 687 224	237 494 444	1 188 181 668

The issuer's shares are allowed for circulation by three organizers of trading at securities market:

- Non-commercial partnership "Stock exchange "Russian trading system" (NCP Stock exchange "RTS");
- Open Joint Stock Company "Stock exchange "Russian trading system" (OJSC "Stock exchange RTS");
- Closed Joint Stock Company "Moscow Interbank Currency Exchange" (CJSC "MICEX").

NCP Stock exchange "RTS"- the organizer of trading is selected for calculation of weighted average price of a share; the issuer's shares have been circulating there since December 1996.

Methods of determining market capitalization:

➢ Market capitalization as of the date of each fiscal year accomplishment is calculated as the product of shares quantity of the corresponding category (type) by weighted average price of a share of this category (type). Weighted average price of shares is calculated by 10 largest transactions made via the organizer of trading at the securities market in the last month of each accomplished fiscal year.

In case, if during the last month of the accomplished fiscal year there were less than 10 transactions made at the securities market, then the weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market during 3 last months of each accomplished fiscal year for which the information on OJSC "VolgaTelecom" market capitalization is indicated.

In case, if during the last 3 months of each accomplished fiscal year there were less than 10 transactions made via the organizer of trading at securities market, then OJSC "VolgaTelecom" market capitalization is calculated as the product of the shares quantity of corresponding category (type) by weighted average price of a share of this category (type) calculated as per the procedure of calculation of weighted average price of a valuable paper at RTS Stock exchange.

The calculation of weighted average price of a valuable paper, established in the course of trading at Stock exchange RTS, is made by using the price information on transactions concluded on the basis of addressless applications during the trading session. The calculation is made on the stock's business days and is being performed every hour; the first calculation is made in an hour after the trading session opening. The official value is the value of weighted average price calculated at the time of the trading session closing. The calculation of weighted average price of valuable papers, for which the trading is suspended, is not made.

Weighted average price of the i-th valuable paper is calculated by the following formula:

$$AP_i = \frac{\sum_{k=1}^{n}(P_{ik} \times Q_{ik})}{\sum_{k=1}^{n} Q_{ik}}$$

Where n – the number of transactions selected for calculation, P_{ik} – the price of the k-th transaction under the i-th valuable paper, Q_{ik} – the volume of the k-th transaction under the i-th valuable paper.

2.3. The issuer's liabilities

2.3.1. Accounts payable

The total amount of accounts payable and the total amount of overdue accounts payable of the issuer is provided for the last 5 accomplished fiscal years and as of 01.04.2005:

Indicator description	2000	2001	2002	2003	2004	Quarter 1 of 2005
Total amount of accounts payable (thousand rubles)	538 734	466 034	3 919 176	7 965 951	13 386 692	12 864 448
Total amount of overdue accounts payable (thousand rubles)	79 445	143 470	233 219	270 240	276 207	230 335

For years 2000 – 2001 the indicators of OJSC "Nizhegorodsvyazinform" are provided, for years 2002 – 2004 and quarter 1 of 2005 the indicators of OJSC "VolgaTelecom" are provided.

The issuer's overdue accounts payable include debt obligations to Vnesheconombank № 63-1-1-27 of 21.03.1995, № 55 -1-1-27 of 21.03.1995, № 61-1-1-27 of 21.03.1995, № 60 -1-1-27 of 21.03.1995, № 54 -1-1-27 of 21.03.1995, № 50-1-1-27 of 21.03.1995, № 216-1-1-27 of 10.07.1997, № 218-1-1-27 of 10.07.1997, № 153-1-1-27 of 02.12.1996.

The reason of default on obligations is default of year 1998.

Activities are carried out to repay the principal debt and to restructure the overdue part with writing-off of penalty rates in accordance with article 104 of Federal law "On federal budget for 2005" №173 of 23.12.2004.

In accordance with adopted program of management of overdue part of the debt the budget of 2005 stipulates obligatory quarterly repayment of 1/8 part of overdue debt during the period of repayment of the principal debt.

The period of repayment of overdue accounts payable is to 2007 inclusive.

The issuer's credit policy is aimed at the increase of share of long-term obligations in the total amount of the Company's accounts payable.

The advantages of long-term crediting:

- Low rate to raise funds;
- Debt load is distributed for a longer period;
- Wider capabilities to manage the debt portfolio in order to increase the debts' liquidity and to minimize the costs to raise borrowed funds;
- Conducting the operations with own debt securities allows for flexible management of

arrears.

The structure of the issuer's accounts payable for the last 5 accomplished fiscal years and as of 01.04.2005 (thousand rubles):

As of 31.12.2000

Accounts payable item	Payment occurrence date						
	As of 01.01.2001	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Short-term and long-term liabilities, total, including:	538 734	215313	46343	36959	-	-	240119
Accounts payable, total, including:	215 332	150681	46343	18308	-	-	-
To the suppliers and contractors	60 106	42074	18032	-	-	-	-
Bills for payment	-	-	-	-	-	-	-
To the issuer's affiliated persons/entities	-	-	-	-	-	-	-
Remuneration of labor	8 475	8475	-	-	-	-	-
Debt to the budget and extrabudgetary funds	52 381	52381	-	-	-	-	-
Other accounts payable	94 370	47751	28311	18308	-	-	-
Credits, total	-		-	-	-	-	-
Loans, total, including:	56 970	-	-	-	-	-	56970
Bonded loans	-	-	-	-	-	-	-
Other liabilities	266 432	64632	-	18651	-	-	183149

Overdue accounts payable, total, including:	79 445
To the budget and extrabudgetary funds, thousand rubles	-
Overdue indebtedness under credits, thousand rubles	-
Overdue indebtedness under the loans of Vnesheconombank, thousand rubles	79 445

As of 31.12.2001

Accounts payable item	Payment occurrence date						
	As of 01.01.2002	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Short-term and long-term liabilities, total, including:	466 034	220635	31782	23561	38 992	144658	6406
Accounts payable, total, including:	307 161	214489	31782	23561	38992	-	-
To the suppliers and contractors	94526	26467	14534	14533	38992	-	-
Bills for payment	-	-	-	-	-	-	-
To the issuer's affiliated persons/entities	-	-	-	-	-	-	-
Remuneration of labor	11 874	11874	-	-	-	-	-
Debt to the budget and extrabudgetary funds	43 958	43958	-	-	-	-	-
Other accounts payable	156 803	132190	17248	7365	-	-	-

Credits, total	1 663	-	-	1663	-	-	-
Loans, total, including:	151 064	-	-	-	-	144658	6406
Bonded loans	-	-	-	-	-	-	-
Other liabilities	6146	6146	-	-	-	-	-

Overdue accounts payable, total, including:	143 470
To the budget and extrabudgetary funds, thousand rubles	-
Overdue indebtedness under credits, thousand rubles	-
Overdue indebtedness under the loans of Vnesheconombank, thousand rubles	143 470

As of 31.12.2002

Accounts payable item	Payment occurrence date						
	As of 01.01.2003	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Short-term and long-term liabilities, total, including:	3 919 176	1352745	647830	659472	347 301	14540	897288
Accounts payable, total, including:	2 037 751	1089258	322205	429719	182029	14540	-
To the suppliers and contractors	786 486	310847	164328	311311	-	-	-
Bills for payment	12 310	12310	-	-	-	-	-
To the issuer's affiliated persons/entities	1 674	1674	-	-	-	-	-
Remuneration of labor	110 729	110729	-	-	-	-	-
Debt to the budget and extrabudgetary funds	337 944	337 944	-	-	-	-	-
Other accounts payable	788 608	315754	157877	118408	182029	14540	-
Credits, total	1 008 675	206816	248179	160835	165272	-	227573
Loans, total, including:	305 448	-	77446	68918	-	-	159084
Bonded loans	-	-	-	-	-	-	-
Other liabilities	567302	56671	-	-	-	-	510631

Overdue accounts payable, total, including:	233 219
To the budget and extrabudgetary funds, thousand rubles	-
Overdue indebtedness under credits, thousand rubles	-
Overdue indebtedness under the loans of Vnesheconombank, thousand rubles	233 219

As of 31.12.2003

Accounts payable item	Payment occurrence date						
	As of 01.01.2004	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Short-term and long-term liabilities, total, including:	7 965 951	2342871	874515	574250	780042	-	3394273
Accounts payable, total, including:	3102458	2048683	552768	187921	313086	-	-
To the suppliers and contractors	1595763	772032	401276	109369	313086	-	-

Bills for payment	438345	438345	-	-	-	-	-
To the issuer's affiliated persons/entities	-	-	-	-	-	-	-
Remuneration of labor	164485	164485	-	-	-	-	-
Debt to the budget and extrabudgetary funds	342783	342783	-	-	-	-	-
Other accounts payable	561082	331038	151492	78552	-	-	-
Credits, total	1818746	80629	161259	241890	322518	-	1012450
Loans, total, including:	1737180	192585	160488	144439	144438	-	1095230
Bonded loans	1000000	-	-	-	-	-	1000000
Other liabilities	1307567	20974	-	-	-	-	1286593

Overdue accounts payable, total, including:	270 240
To the budget and extrabudgetary funds, thousand rubles	-
Overdue indebtedness under credits, thousand rubles	-
Overdue indebtedness under the loans of Vnesheconombank, thousand rubles	270 240

As of 31.12.2004

Accounts payable item	Payment occurrence date						
	As of 01.04.2005	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Short-term and long-term liabilities, total, including:	13 386 692	3179432	1259703	1181907	157000	1885772	5722878
Accounts payable, total, including:	3 921 305	2401415	1009243	510647	-	-	-
To the suppliers and contractors	2 584322	1498906	775296	310120	-	-	-
Bills for payment	-	-	-	-	-	-	-
To the issuer's affiliated persons/entities	-	-	-	-	-	-	-
Remuneration of labor	65279	65279	-	-	-	-	-
Debt to the budget and extrabudgetary funds	436178	436178	-	-	-	-	-
Other accounts payable	835526	401052	233947	200527	-	-	-
Credits, total	4673520	548800	250460	671260	157000	415000	2631000
Loans, total, including:	2573773	-	-	-	-	1470772	1103001
Bonded loans	1000000	-	-	-	-	-	1000000
Other liabilities	2218094	229217	-	-	-	-	1988877

Overdue accounts payable, total, including:	276 207
To the budget and extrabudgetary funds, thousand rubles	-
Overdue indebtedness under credits, thousand rubles	-
Overdue indebtedness under the loans of Vnesheconombank, thousand rubles	276 207

As of 31.03.2005

Accounts payable item	Payment occurrence date						
	As of 01.04.2005	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Short-term and long-term liabilities, total, including:	12 864 448	2574010	1645592	427816	1891564	1054847	5270619
Accounts payable, total, including:	3 610 921	2052332	974332	270816	313441	-	-
To the suppliers and contractors	2 238 855	1007484	671656	246274	313441	-	-
Bills for payment	-	-	-	-	-	-	-
To the issuer's affiliated persons/entities	-	-	-	-	-	-	-
Remuneration of labor	256 556	256556	-	-	-	-	-
Debt to the budget and extrabudgetary funds	297 466	297466	-	-	-	-	-
Other accounts payable	818 044	490826	302676	24542	-	-	-
Credits, total	4 981 589	250460	671260	157000	415000	54847	3433022
Loans, total, including:	2 252 678	-	-	-	1163123	1000000	89555
Bonded loans	1 000 000	-	-	-	-	-	1000000
Other liabilities	2 019 260	271218	-	-	-	-	1748042

Overdue accounts payable, total, including:	230 335
To the budget and extrabudgetary funds, thousand rubles	-
Overdue indebtedness under credits, thousand rubles	-
Overdue indebtedness under the loans of Vnesheconombank, thousand rubles	230 335

For years 2000 – 2001 the indicators of OJSC "Nizhegorodsvyazinform" are provided, for years 2002 – 2004 and quarter 1 of 2005 the indicators of OJSC "VolgaTelecom" are provided.

The creditors whose share in the total amount of accounts payable is at least 10%:

Full brand name of the creditor	Abbreviated brand name of the creditor	Location	The amount of accounts payable, thousand rubles	The amount of overdue accounts payable, thousand rubles	Terms and conditions of overdue accounts payable, thousand rubles	Miscellaneous
Year 2000:						
There were no specified creditors						
Year 2001:						
There were no specified creditors						
Year 2002:						
There were no specified creditors						
Year 2003:						
Volgo-Vyatskyi bank of RF SB	VVB of RF SB	Nizhny Novgorod city	1 017 643	-	-	-

Full brand name of the creditor	Abbreviated brand name of the creditor	Location	The amount of accounts payable, thousand rubles	The amount of overdue accounts payable, thousand rubles	Terms and conditions of overdue accounts payable, thousand rubles	Miscellaneous
Open Joint Stock Company "RTK-Leasing"	OJSC "RTK-Leasing"	Moscow	1 138 855	-	-	-
Open Joint Stock Company "Moscow's Delovoy Mir"	OJSC "MDM-Bank"	Moscow	1 018 110	-	-	-
Year 2004:						
Volgo-Vyatskyi bank of RF SB	VVB of RF SB	Nizhny Novgorod city	4 120 904	-	-	-
Open Joint Stock Company "RTK-Leasing"	OJSC "RTK-Leasing"	Moscow	1 627 127	-	-	-
Quarter 1 of year 2005:						
Volgo-Vyatskyi bank of RF SB	VVB of RF SB	Nizhny Novgorod city	4 245 337	-	-	-
Open Joint Stock Company "RTK-Leasing"	OJSC "RTK-Leasing"	Moscow	1 481 080	-	-	-

2.3.2. The issuer's credit background

Credit agreements and loan contracts, the amount of principal debt under which is 10 and more percent of the issuer's net assets value, as of 01.04.2005 and for the last 5 accomplished fiscal years:

Liability description	Creditor's (debt holder's) name	The amount of principal debt, thousand rubles	Maturity date		Per cent rate
			Schedule	Actually	
Year 2000:					
In 2000 the specified credit agreements and (or) loan contracts were not concluded.					
Year 2001:					
In 2001 the specified credit agreements and (or) loan contracts were not concluded.					
Year 2002:					

Liability description	Creditor's (debt holder's) name	The amount of principal debt, thousand rubles	Maturity date		Per cent rate
			Schedule	Actually	
In 2002 the specified credit agreements and (or) loan contracts were not concluded.					
Year 2003:					
In 2003 the specified credit agreements and (or) loan contracts were not concluded.					
Year 2004:					
Credit line in RF rubles	RF Savings Bank	1 480 000	09.06.2009		13,5%
Quarter 1 of year 2005:					
In quarter 1 of year 2005 the specified credit agreements and (or) loan contracts were not concluded.					

2.3.3. The issuer's liabilities from the guarantee provided to third parties

Guarantees in the form of pledge and surety, making more than 5 % of the issuer's balance sheet assets, for quarter 1 of 2005 and for the last 5 accomplished fiscal years:

Indicator description	2000	2001	2002	2003	2004	Quarter 1 of year 2005
Total amount of the issuer's liabilities from the guarantee it provided (thousand rubles)	-	251 785	1 903 425	4 526 462	8 116 121	8 146 843
Total amount of liabilities of third parties under which the issuer provided guarantees in the form of pledge and surety to third parties (thousand rubles)	-	88 311	1 133 672	1 237 455	1 393 526	1 399 650

The information on each of the issuer's liabilities of providing guarantee to third parties (including in the form of pledge or surety) making up at least 5 percent of the issuer's balance-sheet assets value for the last accomplished fiscal year or for the last accomplished report period till the date of approval of the prospectus of securities:

For year 2002

The amount of the issuer's guaranteed liability (of third party): ***815 000 thousand rubles***

Date of performance: ***2007***

Method of guarantee: ***pledge***

The amount of guarantee: ***815 000 thousand rubles***

The subject of pledge: ***equipment***

The value of the pledge subject: ***815 000 thousand rubles***

The period of guarantee: ***5 years***

Evaluation of risk of non-performance or improper performance of guaranteed obligations by third parties: ***by the issuer's evaluation the risk of non-performance or improper performance of***

guaranteed obligations by third parties is low.

The factors that may result in non-performance or improper performance of guaranteed obligations by third parties: ***unforeseen political events, instability of current economic situation, unforeseen increase of tax rates, fluctuation of markets for material resources and services, exchange rate fluctuations.***

Probability of such factors occurrence: ***the probability of occurrence of factors that may result in non-performance or improper performance of guaranteed obligations by third parties is low.***

2.3.4. The issuer's other liabilities

As of 01.04.2005 and for the last 5 accomplished fiscal years there were no agreements, including time transactions not reflected in the accounting balance-sheet which may materially affect the financial standing, liquidity of the Company, sources of finance, results of activity and expenses.

2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement

Interest rate paper bearer bonds of BT-1 series

State registration number of the securities issue: **4-43-00137-A**

State registration date of the issue: **24.01.2003**

The number of securities of the issue: **1 000 000 pieces**

The amount of the issue of securities by the face value: **1 000 000 000 rubles**

The basic goal of the emission is to raise the level of the Company's profitability.

The issuer realizes a number of large scale highly remunerative telecom projects aimed at the development of communication facilities of the Volga Federal district. The issuer develops cellular business using funds raised by means of the bonded loan. In addition, the funds raised by means of the bonded loan are invested in the development of interregional multi-service communication network which is being created on the basis of already existing data transmission networks of the Company's regional branches.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

Industry risks,
Country and regional risks,
Financial risks,
Legal risks,
Risks related to the issuer's activity.

2.5.1. Industry risks

The competition level in the telecom sector of the Volga Federal district economy is steadily growing.

The toughening of competition with alternative operators in all the branches of OJSC "VolgaTelecom" is observed in the sphere of value-added services and long-distance communication, despite the fact that the Company is still the leader in wire communication. The risk of reduction in income from long-distance communication due to the termination of traffic via IP-channels of alternative operators by the carriers affiliated to OJSC "VolgaTelecom" is increasing. The weakening of market positions of services in the area of fixed telephone communication occurs because of the growth of the cellular communication services market.

The Company's activity may be negatively affected by malfunctions of networks and systems. Any serious breakdown or failure of data transfer by the reasons which are out of the Company's control may negatively affect the Company's activity and its financial performances. OJSC "VolgaTelecom" is continuously improving its strategy to overcome the consequences of the events of such kind.

There are also risk related to the increase of the equipment cost, of electric power and other services (products) that are required for the Company's operation.

On the one hand it will result in the increase of products (services) prime cost and on the other hand when the issuer operates in high competitive environment it may result in the reduction of prices for rendered services which may considerably reduce the Company's profit.

2.5.2. Country and regional risks

State regulation of telecom industry brings in into the Company's activity the risks and uncertainties common for all inter-regional companies; these are connected with the changes of tariffs and reduction of cross-subsidy volumes. The economic situation in the regions and the relations with authorities of the Russian Federation subjects and with local authorities are developing positively, which influences favorably the activity of the Company and its capacity to fulfill its obligations.

In future, the reasons of the situation destabilization may be:

1) Interference of the state regulatory bodies into Inter-Regional Company's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.
2) Reduction of financing by regional authorities of programs of telephonization of their regions.

2.5.3. Financial risks

the issuer's exposure to risks related to the change of interest rates, foreign currency exchange rates (due to the issuer's activity or due to hedging executed by the issuer in order to reduce unfavorable consequences of the above stated risks influence):

In the Company's debt portfolio all bank credits have fixed interest rate; in addition, after the change of refinancing rate of the Russian Central Bank since 15.06.2004, which was reduced to 13% per year for valid and newly concluded credit agreements, the interest rate was also reduced as agreed with financial institutions. For the specified reasons the interest risk is insignificant.

According to RF Government outlook in 2005 the inflation rates will continue to go down.

As in the course of moderate inflation the prices for commodities and materials have the tendency to grow, the nominal value of the Company's financial requirements for these purposes also grows. The Company conducts contracted policy of delays in payment in order to reduce the actual price of inventories by reducing the share of advance payments for the supplies and the extension of time for further payments. Thus, the inflation risk is minimal.

The issuer's financial standing exposure (its liquidity, sources of financing, the activity results, etc.) to the changes in currency exchange rates (foreign exchange risks):

The share of contracts concluded by OJSC "VolgaTelecom" with suppliers and contractors in foreign currency is insignificant and tends to reduction.

The share of accounts payable in foreign currency in the total amount of long-term and short-term liabilities made out:

	2001	2002	2003	2004
The share of accounts payable in foreign currency, %	28,6	33,0	11,2	8,0

That is why it is possible to state that the issuer's exposure to risks related to the change of foreign currency exchange rate is minimal.

The indicators of the issuer's financial reporting that are most exposed to the change as a result of financial risks influence:

Probability of occurrence of above listed financial risks (sharp change of currency rates, inflation, and growth of interest rates) in the years to come is evaluated by the Company as low.

2.5.4. Legal risks

The issuer is equally exposed to legal risks as other organizations in Russian Federation.

In the first place, these are the changes of current legislation of Russian Federation that result in unpredictability of results when carrying out operational and investment activity of long-term nature.

Secondly, these are contradictions between the laws, decrees of the President of Russian Federation, the Government acts and directions of ministries, as well as between local, regional and federal legislation and statutory acts which often contain ambiguous interpretation of the same regulatory requirements.

In the third place, these are the delays in passing or lack of by-laws, ensuring the execution of this or that legislation, causing significant flaws in statutory-legal base. For example, Federal law "On communication" that became effective since January 1, 2004 contains great many of reference rules to by-laws which by now are not adopted in full.

The fourth, these are the risks related to the reform of governmental authorities and organs paralyzing the activity of the authorities.

Fifthly, this is poorly efficient warranties of getting protection in Russian court and of enforced execution of judicial decisions.

During the report period the risks related to the possibility of change of currency law were considered by the issuer as minimal. While carrying out its financial-economic activity the issuer had the risks resulting from the need of compliance with the requirements of legislation when performing operations with foreign currency.

The risks related to the change of tax laws are considered by the issuer as minimal, as the issuer is a bona fide taxpayer and some special taxation regulations are not applicable to it.

The risks in the area of customs law did not have vital importance for the issuer's activity. The issuer acquires the major part of the equipment under leasing contracts; therefore the risks of

customs clearance and acceptance of equipment delivered by foreign suppliers are borne by the lessor.

The change of requirements for licensing the issuer's core activity did not essentially affect its activity.

The changes of court practice on the issues related to the issuer's activity cannot affect negatively the results of its activity, as current trials and the amount of claims to the issuer are insignificant.

2.5.5. Risks related to the issuer's activity

The trials in which the issuer is involved and also the occurrence of the issuer's potential liability under the debts of third parties, including the issuer's associated companies are insignificant.

Some kinds of activity the list of which is defined by federal laws are carried out by the issuer on the basis of special permission (license). There are no hindrances to the extension of the validity term of the issuer's licenses for the execution of special kind of activity, therefore there are no risks related to the conducting by the issuer of activity without special permission.

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer

3.1.1. Data on the brand name of the issuer

Full and abbreviated brand name of the issuer:

Открытое акционерное общество "ВолгаТелеком"

Open Joint Stock Company "VolgaTelecom"

ОАО "ВолгаТелеком"

OJSC "VolgaTelecom"

Based on Russian Federation law "On trade marks, service marks and goods location origin" the issuer's brand name is registered as the ***trade mark*** and the service mark on December 15, 2002 in the State Register of trade marks and service marks of Russian Federation as regards the following services: 38 – telecommunications. ***Certificate for the trade mark (service mark) is***

№231259. Registration of the trade mark is valid on the entire territory of Russian Federation during the period of 10 years since May 31, 2002.

Data on changes in the issuer's name and business legal structure:

01.04.1991

State enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast

SECI "Rossviyazinform"

15.12.1993

Joint Stock Company of Open Type "Svyazinform" of Nizhny Novgorod oblast

JSCOT "Nizhegorodsvyazinform"

The name was introduced as a result of reorganization of state enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprises. Voluntary affiliation of state enterprises into joint stock companies" and the regulation of Government of Russian Federation dated of December 22, 1992 № 1003 "On privatization of communication enterprises".

12.08.1996

Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast

OJSC "Nizhegorodsvyazinform"

The name was introduced to reconcile it with RF Civil Code and Federal law "On joint stock companies".

28.06.2002

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The name was introduced in accordance with the resolution of general meeting of stockholders of 28.06.2002, minutes № 10.

3.1.2. Data on the issuer's state registration

Certificate of state registration of legal entity:

The issuer's state registration number: ***448***

The issuer's state registration date: ***15.12.1993***

The name of the state registration body: ***Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod***

Certificate of making an entry into Single state register of legal entities about the legal entity registered before July 1, 2002:

The issuer's basic state registration number: ***1025203014781***

The issuer's state registration date: *01.08.2002*
The name of the state registration body:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod

3.1.3. Data on the issuer's creation and development

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossvyazinform" there was registered joint stock company of open type (JSCOT) "Svyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsvyazinform". Thus, the issuer has been operating for 11 years and 3,5 months since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Belonging to the area of service production determines the Company's major objective, which consists of obtaining additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsvyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 thousand lines per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsvyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsvyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP- telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsvyazinform" shares entered Russia's market of securities. In 1997 the company issued ADRs of Level I, they are traded at Berlin and Frankfurt currency stock exchanges.

Up to the second half of 2002 OJSC "Nizhegorodsvyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast. Being a natural monopolist in the area of providing the services of local, DLD & ILD communication, the company was the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsvyazinform", by affiliating 10 enterprises of communication of the Volga region, there was established Open Joint Stock Company "VolgaTelecom" – communication enterprise of the Volga region.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary meetings of shareholders of incorporated companies in autumn of year 2001.

In July of 2002 the Board of directors of OJSC "VolgaTelecom" adopted the resolution on increasing the Company's charter capital. Additional issue of shares was placed within the limits of declared shares by converting the shares of incorporated communication operators of the Volga region into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Single state register of legal entities; their property, assets, personnel were transferred to appropriate regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company network covers the territory of 665 thousand square kilometers and provides communication services to over 21 million people.

OJSC "VolgaTelecom" has the licenses to provide the services of local, DLD & ILD phone communication, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

The Company is a large Internet provider, directly or via affiliated companies it provides the services of paging and mobile communication of various standards.

3.1.4. Contact information

The issuer's location: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***
The issuer's mail address: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***
Location of the issuer's permanent executive body: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***
Phone number: *(8312) 33 20 47*

Fax number: *(8312) 30 67 68*
E-mail address: *gd@vt.ru*
The address of the web-site in the Internet where the information on the issuer and its securities is available:
http://www.vt.ru

http://www.vt.ru/?id=217

Location of the issuer's special department for shareholders and investors relations:
Department of securities and capital markets
Post House, M.Gorky square, Nizhny Novgorod
Phone number: *(8312) 30 06 68, 34 38 54*
Fax number: *(8312) 34 38 54*
E-mail address: *dsokolov@vt.ru*

3.1.5. Taxpayer Identification Number (TIN)

5260901817

3.1.6. The issuer's branches and representation offices

The issuer's branches as of the date of the report quarter end:

Name: ***Kirov branch***
Location: ***Drelevsky str., 43/1 Kirov city, 601000***
Mail address: ***Drelevsky str., 43/1 Kirov city, 601000***
CEO: ***Popovskyi Valery Petrovich***
Date of establishment: ***27.11.2001***
PA validity term: ***till 01.07.2005***

Name: ***Nizhny Novgorod branch***
Location: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod city, 603000***
Mail address: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod city, 603000***
CEO: ***Loskutov Alexander Vasilievich***
Date of establishment: ***24.10.2002***
PA validity term: ***till 01.04.2006***

Name: ***Orenburg branch***
Location: ***Volodarsky str., 11, Orenburg city, 460000***
Mail address: ***Volodarsky str., 11, Orenburg city, 460000***
CEO: ***Pilipteev Viyacheslav Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***till 01.04.2006***

Name: ***Penza branch***
Location: ***Kuprin str., 1/3, Penza city, 440606***
Mail address: ***Kuprin str., 1/3, Penza city, 440606***
CEO: ***Nazarov Victor Markovich***
Date of establishment: ***27.11.2001***
PA validity term: ***till 01.07.2005***

Name: ***Samara branch***
Location: ***Krasnoarmeiskaya str., 17, Samara city, 443010***
Mail address: ***Krasnoarmeiskaya str., 17, Samara city, 443010***
CEO: ***Elkin Sergey Leonidovich***
Date of establishment: ***27.11.2001***
PA validity term: ***till 01.07.2005***

Name: ***Saratov branch***
Location: ***Kiselev str., 40, Saratov city, 410012***
Mail address: ***Kiselev str., 40, Saratov city, 410012***
CEO: ***Korolkov Oleg Animpadistovich***
Date of establishment: ***27.11.2001***
PA validity term: ***till 01.07.2005***

Name: ***Ulyanovsk branch***
Location: ***L.Tolstoy str., 60, Ulyanovsk city, 432601***
Mail address: ***L.Tolstoy str., 60, Ulyanovsk city, 432601***
CEO: ***Karyukanov Anatolyi Sergeevich***
Date of establishment: ***27.11.2001***
PA validity term: ***till 01.07.2005***

Name: ***branch in the Republic of Maryi El***
Location: ***Sovietskaya str., 138, Yoshkar-Ola town, the Republic of Maryi-El, 424000***
Mail address: ***Sovietskaya str., 138, Yoshkar-Ola town, the Republic of Maryi-El, 424000***
CEO: ***Kolesnikov Sergey Mikhailovich***
Date of establishment: ***27.11.2001***
PA validity term: ***till 01.04.2006***

Name: ***branch in the Republic of Mordoviya***
Location: ***Bolshevistskaya str., 13, Saransk town, 430000***
Mail address: ***Bolshevistskaya str., 13, Saransk town, 430000***
CEO: ***Shubin Ivan Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***till 01.07.2005***

Name: ***branch in the Republic of Udmurtiya***
Location: ***Pushkinskaya str., 278, Izhevsk city, 426008***
Mail address: ***Pushkinskaya str., 278, Izhevsk city, 426008***
CEO: ***Fomichev Sergey Mironovich***
Date of establishment: ***27.11.2001***
PA validity term: ***till 01.07.2005***

Name: ***branch in the Republic of Chuvashiya***
Location: ***Lenin av., 2, Cheboksary town, Republic of Chuvashiya, 428000***
Mail address: ***Lenin av., 2, Cheboksary town, Republic of Chuvashiya, 428000***
CEO: ***Zaraiskyi Victor Yakovlevich***
Date of establishment: ***27.11.2001***
PA validity term: ***till 01.07.2005***

3.2. The issuer's core economic activity

3.2.1. The issuer's industry membership

The codes of main industry's trends of activity in accordance with OKVED.

64.20 Activity in communication area

64.20.11 Activity in telephone communication area
64.20.12 Activity in telephone communication area
64.20.21 Activity in the area of transmission (broadcasting) and distribution of TV programs
64.20.22 Activity in the area of transmission (broadcasting) and distribution of radio programs
64.20.3 Other activity in communication area

3.2.2. The issuer's core economic activity

Rendering of telecommunication services.

Indicator description	**2000**	**2001**	**2002**	**2003**	**2004**	**Quarter 1 of 2005**
Income from rendering of communication services, million rubles	**6177**	**8038**	**10569**	**14242**	**18171**	**4955**
Share of income from local communication services in the structure of gross income, %	*39*	*39,7*	*43,3*	*44,5*	*43*	*45,3*
Share of income from DLD & ILD in the structure of gross income, %	*49,4*	*51,1*	*45,3*	*40,4*	*37,13*	*31*
Share of income from recording communication in the structure of gross income, %	-	-	*4*	*4,3*	*5,1*	*6*
Share of income from TV, radio broadcasting, and wire broadcasting in the structure of gross income, %	-	-	*0,66*	*0,65*	*0,68*	*0,72*
Share of income from mobile communication in the structure of gross income, %	-	-	*1,15*	*1,13*	*1,2*	*1,03*
Share of income from new communication services in the structure of gross income, %	*1,5*	*1,9*	-	-	-	-
The growth rate of income from the sale of communication services (vs. the relevant period of the previous year)	**132,3**	**130,1**	**131,5**	**134,7**	**127,6**	**116,9***

** - the growth of income in quarter 1 of year 2005 vs. the income of quarter 1 of year 2004.*

The information about the change of the amount of the issuer's income from the core economic activity by 10 and more percent as compared to the previous report period and the reasons for such changes:

The Company's income from core activity is annually increasing. The annual growth rate is 125 - 135%%.

Dynamics of the Company's income growth is subject to the growth rate of Russia's telecommunication services.

Information about the seasonal nature of the issuer's core economic activity:

Seasonal fluctuations are insignificant and do not influence considerably the Company's activity. The period in which the seasonable fluctuation mainly becomes apparent is summer, which is explained by summer business decline and by the period of leaves.

3.2.3. Major types of products (works, services)

The major types of products of OJSC "VolgaTelecom" making more than 10 % of the total volume are the services of local and long-distance telephone communication. The indexes of sales of the specified services are presented in the table below:

Major types of products (works, services) that produced more than 10 % of the sales volume.

Indicator description	Quarter 1 of year 2005	Services sales pattern
DLD & ILD phone calls		Direct sales
Calls, thousand minutes	504 078	
The price of the service per 1 minute, rubles	2,98	
Growth index, %	2,1	
Volume of proceeds, thousand rubles	1 548 506	
Share in the total volume of the proceeds, %	30,5	
Local phone connection		Direct sales
Number of telephone sets, pieces	4 395 486	
Price for the service per a month, rubles	135,0	
Growth index, %	2,5	
Volume of proceeds, thousand rubles	2 247 406	
Share in the total volume of the proceeds, %	44,3	

In the first quarter of 2005 the communication services tariffs were not changed. The change of average price for DLD & ILD calls is connected with redistribution of outgoing paid traffic: reduction of share of intrazonal traffic (it is cheaper) and increase of trunk line traffic.

The change of the price for local phone connection is also connected with the change of local phone traffic structure – the increase of duration of calls of commercial organizations.

Structure of costs for production and sales of products (works, services)

Elementwise costs	Line code	2004		
		TOTAL	Including	
			Local traffic	DLD & ILD traffic
1	2	3	4	5
Raw materials and supplies, %	1	6,17%	6,8	4,1
The works and services of production nature, executed by outside organizations, %	2	24,45%	8,1	50,1
Fuel, %	3	1,52%	1,5	0,7
Electric power, %	4	1,93%	3,98	1,1
Wage costs, %	5	33,72%	38	23
Rental, %	6	0,92%	1	0,3
Benefits-related deduction, %	7	10,97%	11	7
Fixed assets depreciation, %	8	14,41%	27	10,9
Taxes included into the prime cost of products, %	9	0,42%	0,1	0,09
Other expenses, %	10	5,49%	2,52	2,71
TOTAL: the costs for production and sales of products (prime cost), %	11	100,00%	100	100
Proceeds from the sales of products, %	12	100,00%	37,1	35,9

3.2.4. The issuer's suppliers whose share is 10 and more percent of all supplies of inventory holdings, with indication of their share in the total volume of supplies.

Notes:

1. The data are provided for all kinds of purchased products.
2. The suppliers providing over 10% of products of the total volume of supplies are listed in columns 1-3.

Year	Product description	Measure unit	Region, name and address of products suppliers			Products supply volume	Share in total volume of supplies
			Region	Products suppliers' name	Products suppliers' address		
A	Б	Д	1	2	3	4	5
2004 12 months	Switching equipment	Thousand rubles	Central	LLC "Siemens"	Moscow	512 441	10,5

In the issuer's procurements the share of import makes 29 % of total volume of purchased commodity stocks and supplies.

Notes:

1. The data are provided for all kinds of purchased products.

2. The suppliers providing over 10% of products of the total volume of supplies are listed in columns 1-3.

Year	Product description	Measure unit	Region, name and address of products suppliers			Products supply volume	Share in total volume of supplies
			Region	Products suppliers' name	Products suppliers' address		
A	Б	Д	1	2	3	4	5
2005 3 months	Switching equipment	Thousand rubles	The Volga region	LLC "Company "ALS & TEC"	Saratov city	51 289	16

In the issuer's procurements the share of import makes 0 % of total volume of purchased commodity stocks and supplies.

3.2.5. The issuer's products (works, services) sales markets

General information about the markets where the issuer conducts its activity:
The territory of the Volga Federal district of Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

Basic customer groups of communication services provided by OJSC "VolgaTelecom" are:

Indicator description	2000	2001	2002	2003	2004	Quarter 1 of 2005
Share of income from general public, %	*51,5*	*52,7*	*54,9*	*57,1*	*56,5*	*56,6*
Share of income from self-financing organizations, %	*44,8*	*43,3*	*44,1*	*37,4*	*35,6*	*35,5*
Share of income from budget organizations, %	*3,7*	*4*	*4*	*5,5*	*7,9*	*7,9*

The customers yielding at least 10% of the total proceeds from the issuer's sales of products (works and services):
There are no specified customers.
Negative factors that may affect OJSC "VolgaTelecom" products sales are:

- Fast growth of penetration level of cellular communication services and IP-telephony;
- Toughening of competition among Internet providers;
- Expected sharpening of competitive struggle in the sphere of new technologies and services, with due account for the high level of potential competition.

The issuer's actions in the case if negative factors arise:
The Company's management regularly monitors and controls the change of a number of important indicators, characterizing the efficiency of the Company's activity in the sphere of economic, financial, technical and marketing policy, for the purpose of forecasting and operative reaction to the occurring and/or increasing influence of different negative factors. Strategic and medium term plans of the Company's development are elaborated in the frame of pessimistic developments, which provides the Company's activity with additional factor of safety in case if crisis situations arise. Every year the correction of outlook of economic development and marketing strategy is made by the results of work for the previous period and of analysis of change of the Company's activity conditions.

3.2.6. Activity practice in relation to circulating capital and inventories

According to OJSC "VolgaTelecom" accounting policy for 2004 the retiring inventories (precious materials excluding) are evaluated at average prime cost. The precious materials are written-off at the prime cost of each unit.

As of 01.04.2005 the share of inventories in the Company's assets is 2,7%. The inventories play supporting role in the production of communication services.

Inventories turnover ratio and the method of calculation are presented for the last 5 accomplished fiscal years:

Ratio description	Calculation method	As of 01.01.01	As of 01.01.02	As of 01.01.03	As of 01.01.04	As of 01.01.05
Inventories turnover ratio, times *	It is calculated as the ratio of prime cost of sold goods, works, services (line 020 of form 2) to average amount of inventories (1/2 (line210 as of the beginning of the year + line 210 as of the end of the year)	11,8	12,5	18,8	22,1	19,3
Duration of inventories turnover, days **	It is calculated as the ratio of duration of the period under analysis to the inventories turnover ratio	30,5	28,8	19,1	16,3	18,7

* - *characterizes the number of turnovers that the inventories may perform during the period under analysis*

** - *the specified ratio characterizes the duration of a cycle (the number of days) during which the inventories transform into cash.*

As of 01.04.2005 the inventories turnover ratio is 4, 4, and the duration of inventories turnover - 20,5 days.

The analysis of change of turnover of the issuer's resources invested in inventories, allows for defining reserves for reducing the need in current assets by means of optimization of inventories.

During 2000-2003 the tendency of reduction of duration of inventories turnover is observed:

For year 2001 – by 1,7 days;

For year 2002 – by 9,7 days;

For year 2003 – by 2,8 days.

As of 01.01.2005 the duration of inventories turnover was 18,7 days, which is by 2,4 days more than in 2003.

3.2.7. Raw materials

In the course of communication services rendering raw materials are not used.

3.2.8. Major competitors

In spite of high competition level OJSC "VolgaTelecom" holds large market share in respect of traditional communication services - of local, long-distance and international telephone communication.

OJSC "VolgaTelecom" share, cellular communication being taken into account, makes out 39,5% of the total revenues of telecom sector.

The shares of the Company's branches at the market of telecommunication services of the regions are presented below:

Percentage of a branch in revenues (cellular business including)


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
64,45%
83,54%
73,45%
33,79%
81,91%
50,52%
18,47%
56,83%
63,99%
59,34%
40,07%
Kirov oblast
Republic of Maryi El
Republic of Mordoviya
Nizhny Novgorod oblast
Orenburg oblast
Penza oblast
Samara oblast
Saratov oblast
Republic of Udmurtiya
Ulyanovsk oblast
Republic of Chuvashiya

The task set for the Company at the beginning of 2004 – to preserve its share in telecom market revenues at the level of at least 70% was fulfilled. The Company's share in revenues is 83,7 %. Moreover, this share in local telephone communication and in DLD revenues is 86,6 % and 94,07 % correspondingly (it was supposed to keep it at the level of at least 75 %).

The share of OJSC "VolgaTelecom" in revenues from providing services of access to information resources, cellular communication, IP-telephony, multi-service networks services, etc. remains thus far low – about 67,56 % in recording communication services, 0,91 % - in mobile communication services, 13,48 % - in radio broadcasting and cable TV services of the entire region.

Substantial backlog demand for new services - VPN, ISDN, leased lines, wideband access, IP-telephony, Internet access is observed in telecom markets of the regions where the Company is operating. The increase in the capacity of new services market is expected in the years to come, and accordingly OJSC "VolgaTelecom" sets the following priorities in this segment of the market:

- further implementation of new technologies and services, matching the market development trends, and also the actual users requirements;
- competitive recovery of new services, including in the sphere of service maintenance, quality and tariff policy;
- further development of common data transfer networks (multi-service networks) within the borders of the Volga Federal district;
- introduction of universal cards for payment for communication services in all the regions of the Company's activity;
- elaboration of special tariffs and providing "packaged services", including with traditional telecommunication services.

One of the priorities in the sphere of services is further development of prepayment cards system for telecommunication services: Internet-cards, service telephone cards, IP-telephony cards, pay telephone cards.

The values of shares (in %) occupied by the issuer and its competitors for five accomplished fiscal years:

Name	Country of registration	Market share, %				
		2000	2001	2002	2003	2004
The Company – the issuer	Russia	60,2 %	57,70%	54,50%	45,60%	42%
Cellular communication operators	Russia	16,8 %	25,00%	30,40%	41,00%	46,09%
Other operators	Russia	23,0 %	17,3 %	15,1 %	13,4 %	11,91 %

Major competitive advantages of alternative operators.

In local communication segment:

1. Lack of social obligations;
2. Construction of their networks on the basis of digital switches;
3. Individual approach to every customer;
4. Higher quality of customer servicing.

In DLD & ILD segment:

1. Prompt reaction to market situation change;
2. Flexibility in relations with customers.

In Internet services segment:

1. Higher servicing quality;
2. Individual tariffs for every subscriber;
3. Individual approach to servicing every subscriber;
4. Prompt reaction to market situation change;
5. Lack of social obligations.

Competitive advantages of OJSC "VolgaTelecom":

- Availability of developed infrastructure;
- Stable financial standing allowing for investing in most profitable segments of market and most promising trends of business;
- Quality of services rendering;
- Consumer properties of services;
- Ability to form packages of integrated services.

3.2.9. Data on the availability of licenses with the issuer

№№	LICENSE NAME	LICENSE NUMBER, ISSUE DATE AND VALIDY TERM	THE NAME OF THE BODY ISSUED THE LICENSE
1.	Provision of services of local and intrazonal telephone communication	№ 23245 of 04.10.2002 (to 04.10.2012);	License of RF Ministry on communication and informatization
2.	Provision of services of local, long distance and international telephone communication (by using the network of call offices, payphone network)	№ 24345 of 28.11.2002 (to 28.11.2007);	License of RF Ministry on communication and informatization

3.	To let communication channels on lease	№ 23246 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
4.	Provision of services of telematic services	№ 23240 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
5.	Provision of services of telegraph communication	№ 23243 of 14.11.2002 (to 14.11.2007);	License of RF Ministry on communication and informatization
6.	Provision of services of data transfer	№ 23241 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
7.	Provision of services of broadcasting audio programs over wire broadcasting network	№ 23721 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
8.	Provision of services of cellular radio telephone communication in the frequency range: NMT-450 MHz (Samara oblast) GSM- 900/1800 MHz (the Republic of Maryi El) IMT-MC 450 (Samara oblast)	№ 23242 of 14.11.2002 (to 01.02.2006); № 23244 of 28.11.2002 (to 17.03.2010); № 27602 of 18.08.2003 (to 18.08.2013);	License of RF Ministry on communication and informatization
9.	Provision of services of mobile radio telephone communication	№ 24343 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
10	Provision of services of personal radio call	№ 24344 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
11	Services of personal radio call over FM VHF	№ 11917 of 31.10.2002 (to 08.04.2004); **(the letter was sent to cancel the license)**	License of RF Ministry on communication and informatization
12	Provision of services of broadcasting TV programs over cable TV network	№ 17234 of 31.10.2002 (to 25.01.2006) the Republic of Mordoviya; № 20830 of 31.10.2002 (to 18.01.2007) Saratov oblast; № 14602 of 31.10.2002 (to 09.03.2005 **it is extended to 08.06.2005**) the Republic of Chuvashiya; № 14461 of 31.10.2002 (to 09.03.2005 **it is extended to 27.06.2005**) the Republic of Maryi El; № 25379 of 31.10.2002 (to	License of RF Ministry on communication and informatization

		14.03.2006) Orenburg oblast; № 26974 of 23.05.2003 (to 23.05.2008) Nizhny Novgorod oblast; № 27620 of 18.08.2003 (to 18.08.2006) Samara oblast; № 30356 of 30.12.2003 (to 31.12.2006; Kirov oblast	
13.	Provision of services of on-air broadcasting of audio programs	№ 17571 of 31.10.2002 (to 15.03.2006) Nizhny Novgorod oblast; № 19983 of 31.10.2002 (to 08.11.2006) Samara oblast; № 15426 of 31.10.2002 (to 19.05.2005) the Republic of Mordoviya; № 12282 of 31.10.2002 (to 24.06.2004) (supplement was obtained to license № 6 the license's validity term was extended to 24.03.2005, **the application was filed for the license's extension)** Kirov oblast; № 23257 of 31.10.2002 (to 01.08.2005) Orenburg oblast.	License of RF Ministry on communication and informatization
15.	Provision of services of on-air broadcasting of TV programs	№ 23264 of 31.10.2002 (to 20.05.2007) the Republic of Mordoviya; № 23257 of 31.10.2002 (to 01.08.2005) Orenburg oblast; № 12282 of 31.10.2002 (to 24.06.2004) (supplement was obtained to license № 6 the license's validity term was extended to 24.03.2005, **the application was filed for the license's extension)** Kirov oblast; № 25357 of 14.03.2003 (to 14.03.2006) Samara oblast.	License of RF Ministry on communication and informatization
16	Provision of services of mobile radio communication	№ 26275 of 23.05.2003 (to 23.05.2006)	License of RF Ministry on communication and

			informatization
	For repair of measuring equipment	№ 000383-P of 21.01.2005 (to 21.01.2010)	Federal agency for technical regulation and metrology
17.	For carrying out medical activity	№ Г 793689 M 147 of 03.04.2003 (to 03.04.2008); № 1421-П of 27.12.2002 (to 27.12.2007);	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtiya Republic
18.	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state standard	ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (to 09.01.2008); ГС-4-52-02-22-0-5260901817-001771-1 of 03.10.2002 (to 03.10.2007); Д 324172 of 14.06.2002 (to 14.06.2007); ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (to 19.09.2007)	RF state committee on construction and housing and municipal complex;
19.	Activity for fire prevention and extinguishing	№ 1/01031 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
20.	The right of use of subsurface resources	ИЖВ № 00700 to 29.01.2021	Ministry of natural resources and environment
21.	Subsurface water production for domestic and production needs and for sprinkling of the territory of the inventories depot of Saratov branch of OJSC "VolgaTelecom"	СРТ № 00864 to 10.04.2020	Main department of natural resources and environment of Russia's Ministry of natural resources for Saratov oblast
22.	The right of use of subsurface resources to produce subsurface water by OJSC "VolgaTelecom"	СМР №00968 to 21.06.2027	Main department of natural resources and environment of Russia's Ministry of natural resources for Samara oblast
	Commercial fisheries as related to fish output	ПРБ № 000345 to 17.02.2006	State Committee on Fisheries
23.	For carrying out the activity of hazardous waste handling	М04/0011/Л of 31.05.2004	Russian Federation Ministry of natural resources
24.	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security	№ 2/01817 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service

	of buildings and constructions		
25.	Carrying out surveying and mapping activities: 1. Geodesical works during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; 2. topographic survey of general purpose and its control at 1:500- 1:10000 scale topographic survey of ground and underground constructions at 1:500-1:5000 scale	ВВГ-00312 of 23.12.2002 (to 23.12.2007); ВВГ-00313к of 23.12.2002 (to 23.12.2007);	Federal service of surveying and mapping of Russia Upper – Volga territorial zone
26.	Retail sale of alcoholic products	№ Д 054086 1692 of 27.12.2002 (to 26.12.2005); № 05679-42 of 21.02.2003 (to 21.02.2006);	Ministry of trade and household services of Udmurtiya Republic Penza's oblast committee on licensing
27.	Activities and provision of services in the area of protecting state secrets	№ 111 of 11.12.2002 № 154 of 29.01.2003 № 524 of 09.12.2002 № 194 of 17.06.2003 № 266 of 21.08.2003	Territorial departments of Federal Security Service
28.	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	ЛФ/07-615-52 of 31.03.1999	Federal Agency for Security of Communication and Information
29.	Educational activity	№ 534 Series A056696 of 22.2000 (to 22.06.2003); № 43/ДО-5/53-0 of 24.04.2001 (to 24.04.2006);	Committee on licensing, attestation and state accreditation in the area of education with the Government of Udmurtiya Republic Department of education of Kirov's oblast
30.	Transportation of passengers by automobile transport	№ АСС 52 000640 of 15.10.2002 (to 14.10.2007);	Licensing chamber
31.	Licensing chamber	№ ГСС 52 000639 of 15.10.2002 (to 14.10.2007);	Licensing chamber
32.	Works with the use of data making up state secret	№ 265 of 21.08.2003 № 523 of 09.12.2002 № 523/1 of 19.12.2002 № 523/2 of 19.12.2002 № 523/3 of 19.12.2002 № 523/4 of 19.12.2002	Territorial departments of Federal Security Service

		№ 523/5 of 19.12.2002 № 126 of 09.04.2003 № 126/1 of 09.04.2003 №126/2 of 09.04.2003 №277/1 of 11.07.2003 №277 of 11.07.2003 № 193 of 17.06.2003 № 152 of 17.03.2003 №152/1 of 17.03.2003 № 153 of 29.01.2003 № 153/4 of 29.01.2003 № 153/3 of 29.01.2003 № 153/2 of 29.01.2003 № 153/1 of 29.01.2003 ЛЗ/180 of 09.12.2002 № 110 of 11.12.2002 № 110/1 of 11.12.2002 № 406 of 17.02.2003	
33.	For radio broadcasting:		RF Ministry on press, TV and radio broadcasting, and mass media
	Mass medium "Volna"	Series PB № 7557 of 13.08.2003 (to 13.08.2008);	
	Mass medium "Volna"	Series PB № 7651 of 23.09.2003 (to 03.07.2005);	
	Mass medium "Volna"	Series PB № 7667 of 24.09.2003 (to 24.09.2008);	
	Mass medium "Volna"	Series PB № 7416 of 26.06.2003 (to 04.07.2008);	
	Mass medium "Pulse of Nizhny"	Series PB № 7218 of 24.04.2003 (to 12.11.2006)	
	Mass medium "Retro-Aliyans"	Series PB № 7363 of 09.06.2003 (to 16.02.2006);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8567 of 24.11.2004 (to 05.07.2009);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8564 of 24.11.2004 (to 04.03.2009);	
	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8565 of 24.11.2004 (to 04.03.2009);	

	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8566 of 24.11.2004 (to 04.03.2009);	
	Mass medium "MIR"	Series PB № 7219 of 24.04.2003 (to 25.01.2006);	
	Mass medium "Radio "Russian lad"	Series PB № 7980 of 18.12.2003 (to 18.12.2008);	
34.	Mass medium "Radio "Russian lad"	Series PB №8552 of 15.11.2004	
35.	Mass medium "Radio "Russian lad"	Series PB № 8553 of 15.11.2004	
36.	Mass medium "Radio "Russian lad"	Series PB № 8554 of 15.11.2004	
37.	Mass media "Radio "Russian lad"	Series PB № 8555 of 15.11.2004	
38.	Mass medium "Troika"	Series TB № 8029 of 12.01.2004	

The outlook as regards the probability of licenses extension.

1. The licenses for telecommunications services.

Upon the validity term expiry the licenses may be extended if all items of the license terms and conditions are observed, which is confirmed by the verification report of the territorial department of state supervision over communication and informatization (DSSCI), if the validity term of radio frequencies permission is extended (if used) and if the appropriate application is made to the licensor's address – Russian Federation Ministry for communication and informatization. Due to the fact that the Law "On communication" in a new wording became effective, in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting (MTVRB).

2. (for item 29 of the Table) Licenses for broadcasting are extended on the basis of the verification report of DSSCI confirming the compliance with the license terms and conditions and if the authorization documents on the possibility of radio frequency resource usage are submitted. The licenses are extended by Russian Federation Ministry of culture and mass communication. (

3. Licenses for the activity, listed in items 17 – 28, are extended subject to timely submittal of documents package, as established by the law, to the licensor's address.

With the adoption of RF Government regulation on the approval of the list of services subject to licensing, the application was sent to extend the validity term of license № 12282 and to cancel licenses № 11917 and № 16383.

3.2.10. The issuer's joint activity

Information on OJSC "VolgaTelecom" joint activity with affiliated companies for the last 5 accomplished years

Name of affiliated company	Investment in the charter capital, thousand rubles	Share in the charter capital, %	Purpose of investment	Dividends, thousand rubles				
				2000	2001	2002	2003	2004
LLC "Vyatka Page"	18,2	91,0	Profit earning	-	-	-	-	-
CJSC "Digital telecommunications" ☒	6,5	81,25	Profit earning	101,0	116,3	401,6	-	☒
CJSC "Transsvyaz" ☒	3,2	80,0	Profit earning	It was not an affiliate company.				-
OJSC "ICN "Omrix" ☒	146,2	73,6	Profit earning	It was not an affiliate company.				60,12
CJSC "Pulse-Radio Yoshkar-Ola"	183,0	61,0	Profit earning	-	-	-	-	-
CJSC "Cellular communication of Mordoviya"	30,0	60,0	Profit earning	-	-	-	It does not carry out the activity.	
LLC Private security company "ROS"	60,0	60,0	Establishment of PSC for communication objects on Penza city territory, profit earning	-	-	-		Liquidated on 6.12.04
CJSC "Ulyanovsk-GSM"	60,0	60,0	Profit earning	307,0	2906,6	4628,8	6298,9	3033,74
LLC "Izhcom" ☒	313,5	51,0	Profit earning	38,4	265,6	251,2	204,4	☒
LLC "Radio Resonance"	4,28	51,0	Profit earning	-	-	-	-	-
LLC "Vyatskaya cellular communication"	40,8	51,0	Profit earning	-	-	-	479,0	Sold on 03.12.04
CJSC "Orenburg-GSM"	102,0	51,0	Profit earning	-	-	-	-	-
OJSC "TATINCOM-T" ☒	170941,85	50% + 1 ordinary share	Profit earning			☒		-

☒ - OJSC "TATINCOM-T" was acquired on 14.10.2003;

- ☒ - Since 19.12.2003 CJSC "Digital telecommunications" is 100% affiliate company of OJSC "VolgaTelecom";
- ☒ - LLC "Izhcom" is 100% affiliate company of OJSC "VolgaTelecom" since 2004;
- ☒ - OJSC "ICN "Omrix" has become an affiliated company since 15.01.2004, as the equity stake in the charter capital was increased from 42,4% to 73,6%;
- ☒ - Since August 2004 the equity stake in CJSC "Transsvyaz" was increased from 40% to 80%.

Information on OJSC "VolgaTelecom" joint activity with affiliated companies

for quarter 1 of 2005

Name of affiliated company	Investment in the charter capital, thousand rubles	Share in the charter capital , %	Purpose of investment	Dividends in quarter 1 of 2005, thousand rubles
There were no receipts of dividends from affiliated companies in quarter 1 of 2005.				

3.2.13. Additional requirements to the issuers whose core activity is to provide communication services

a) Licenses for communication services provision

Basic terms and conditions of licenses

Terms and conditions of carrying out the activity in accordance with license № 23245 (valid to 04.10.2012).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intrazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee must provide its network customers with the access to the services of long distance and international telephone communication of public communication network.

Long distance and international telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with OJSC "Rostelecom" – the operator of long distance and international communication of public communication network of Russian Federation.

Intrazonal telephone communication services provision is allowed over the licensee's communication network (inside the code of zone of geographical numbering ABC), if the calling and called users are the licensee's network users or are the users of the network having connection only to the licensee's network.

3. Provision of local and intrazonal communication services, as per this license, by using microwave radio systems, is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

4. It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state radio frequency service with Russian Federation Ministry for communication and informatization.

Terms and conditions of carrying out the activity in accordance with license № 24345 (valid to 28.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, long distance and international telephone communication of public communication network at the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of call offices and payphone network being created by the licensee.

Total installed capacity of the licensee's communication network is at least 19828 payphones, including:

On the territory of the Republic of Maryi El – at least 698 payphones;
On the territory of the Republic of Mordoviya – at least 640 payphones;
On the territory of the Republic of Udmurtiya – at least 2064 payphones;
On the territory of the Republic of Chuvashiya – at least 1621 payphones;
On the territory of Kirov oblast – at least 1940 payphones;
On the territory of Nizhny Novgorod oblast – at least 4361 payphones;
On the territory of Orenburg oblast - at least 2600 payphones;
On the territory of Penza oblast - at least 1320 payphones;
On the territory of Saratov oblast – at least 2264 payphones;
On the territory of Samara oblast – at least 733 payphones;
On the territory of Ulyanovsk oblast – at least 1587 payphones;

2. The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

3. The licensee has the right to use communication channels and physical circuits of communication network of other operators on compensation basis in accordance with the Civil code.

Terms and conditions of carrying out the activity in accordance with license № 23241 (valid to 01.08.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of Russian Federation subjects: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Data transfer services are provided by using the licensee's data transfer network.

3. The installed subscriber capacity of the licensee's network should ensure the capability of connecting at least 77840 users by the license validity term expiry, including at least 42370 customers by the end of 2003.

4. The licensee has the right to connect the data transfer equipment to public telephone communication network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of public communication network.

5. The licensee's data transfer equipment connection to public communication telephone network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

Terms and conditions of carrying out the activity in accordance with license №23721 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of audio programs broadcasting over the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee's network is designed for broadcasting of audio programs of All-Russia and state regional companies.

Broadcasting of other programs is possible with the availability of license for TV-radio broadcasting and appropriate contract with licensee-broadcaster.

Terms and conditions of carrying out the activity in accordance with license № 23244 (valid to 17.03.2010).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of public communication network by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Maryi El. Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network-900 (PCN-900);

2. PCN-900, being created by the licensee, is connected to Russian Federation public communication network at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

Terms and conditions of carrying out the activity in accordance with license № 24343 (valid to 28.11.2005).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of public communication network on the territory of cities and towns: Penza, Kamenka of Penza oblast; Samara, Pokhvistnevo, Syzran, Zhigulevsk, Toliyatti, Novokuibyshevsk, airport "Kuruchom" of Samara oblast; Saransk of the Republic of Mordoviya; Nizhny Novgorod, Sergach, Arzamas, Kstovo, Dzerzhinsk, Gorodets, Bor, Balakhna of Nizhny Novgorod oblast; Saratov, Balashov of Saratov oblast; Kirov, Raduzhnyi settlement of Kirov oblast.

The maximum number of the licensee's communication network subscribers - 4550.

2. The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

3. The licensee's connection is allowed at the level of local telephone network as per the technical requirements of operators having the license for local telephone communication services provision.

Terms and conditions of carrying out the activity in accordance with license № 23246 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide local, long distance channels and communication paths, channels of TV programs broadcasting and audio broadcasting,

physical circuits to the customers for communication signals transmission on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Total number of organized by the licensee tone frequency channels, main digital channels, including in digital paths setup – at least 25895.

By the end of the third year of the activity, the licensee must ensure the capability of organizing at least 70% of communication channels of the specified quantity.

2. Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of Russian Federation Ministry for communication and informatization (Russian Federation Ministry of communication, Russian Federation State committee for communication and informatization, Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and connecting lines of local telephone networks only within the limits of the territory of corresponding geographical zones of numbering ABC ab.

Terms and conditions of carrying out the activity in accordance with license № 23243 (valid to 14.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph facilities of switching and transmission belonging to the licensee must ensure the capability of complete satisfaction of the needs for telegraph communication services on the licensed territory.

Terms and conditions of carrying out the activity in accordance with license № 23240 (valid to 01.08.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of public communication network (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

Installed subscriber capacity of the licensee's telematic services should ensure the capability of connecting at least 191000 users by the license validity term expiry, including at least 99200 users by the end of 2003.

Carrying capacity of the licensee's telematic service for voice information transmission should ensure the capability of organizing at least 5 simultaneous conversations by the license validity term expiry, including at least 3 simultaneous conversations by the end of 2003.

The number of users capable to participate simultaneously in audio conferencing and video conferencing sessions is at least 2 persons.

The number of connected to the lines by the license validity term expiry is at least 328, including at least 150 by the end of 2003.

Terms and conditions of carrying out the activity in accordance with license № 23242 (valid to 01.02.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of public communication network in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

2. The network installed capacity, coverage percentage, if sufficient frequency resources are allocated, should be at least:

In 2004 - 9000 numbers - 50%;

In 2006 – 10000 numbers - 60%;

Terms and conditions of carrying out the activity in accordance with license № 27602 (valid to 18.08.2013).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of public communication network in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communication network, which is a part of federal cellular network of Russian Federation, on the basis of IMT-MC-450 technology.

2. The licensee should, by its own resources, ensure phase-by-phase release of the spectrum of frequencies 453,00…457,4 MHz/463,0…467,4MHz

3. The network installed capacity on the territory specified in the license should be at least (as of 31.12.):

In 2006 – 5000 numbers;

In 2009 - 10000 numbers;

In 2013 – 20000 numbers;

Terms and conditions of carrying out the activity in accordance with license №№27620, 14461, 25379, 14602, 26974, 20830, 17234, 30356 (valid to 18.08.2006, 09.03.2005, 14.03.2006, 09.03.2005, 23.05.2006, 18.01.2007, 25.01.2006, 31.12.2006, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara city of Samara oblast; Yoshkar-Ola town of the Republic of Maryi El; Orenburg city of Orenburg oblast; Cheboksary town of Chuvash Republic; Nizhny Novgorod city of Nizhny Novgorod oblast; Saratov city of Saratov oblast; Saransk town of the Republic of Mordoviya, Kirov city of Kirov oblast.

2. The customers should be provided with the broadcasting of All-Russia TV broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

Terms and conditions of carrying out the activity in accordance with license №№ 12282, 16383, 15426, 23264, 25357, 19983, 17571, 23257 (valid to 24.06.2004 (*it was extended to 24.03.2005*), 17.10.2005, 19.05.2005, 20.05.2007, 14.03.2006, 08.11.2006, 15.03.2006, 01.08.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs at the territories of Kirov, Samara, Nizhny Novgorod, Orenburg oblasts and at the Republic of Mordoviya.

2. The licensee should provide the customers with the communication services meeting the quality standards and technical norms.

3. The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communication in Russian Federation.

Terms and conditions of carrying out the activity in accordance with license №№ 11917, 24344 (valid to 08.04.2004 (*it was extended to 15.04.2005*), 28.11.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of personal radio call on the territory of Saransk, Ruzaevka, settlement Atuyrievo, village Sarast of the Republic of Mordoviya; Ulyanovsk, Dimitrovgrad, settlement Veshkaima of Ulyanovsk oblast; Orenburg city of Orenburg oblast, including with channel multiplexing of FM VHF network in Orenburg city.

2. The number of subscribers under license with non-multiplexing of FM VHF network is at least 1500,

Maximum number of the network subscribers is 13800.

3. The network is organized by using the frequencies allocated by Federal State Unitary Enterprise "Main radio frequency center".

Terms and conditions of carrying out the activity in accordance with license № 26275 (valid to 23.05.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication at the territory of Yoshkar-Ola town of the Republic of Maryi-El.

2. Maximum number of the licensee's network subscribers -500.

3. The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

4. Connection to the public communication network is not allowed.

There are no factors that may negatively affect the performance of obligations under the terms and conditions of the licenses, as all the requirements are established in accordance with legislation and regulatory acts of existing legislation in communication area. The license is issued for a new term, if the application on the extension of the license validity term is timely submitted and if all requirements defined in the annex to the license are met. The factor that constrains the

fulfillment of license terms and conditions is the lack of regulatory framework governing the procedure of obtaining license for communication services.

The issuer's obligations as regards the creation of subscriber's base are defined by the appropriate item of the appendix to the license, where the number of subscribers by the end of the license validity term is indicated. These obligations are absent for the licenses for providing the services of on-air broadcasting of TV and radio broadcasting programs. However, the figure indicated in the license is a foreseeable value, and less than 25% non-performance of this indicator by the operator does not result in the license cancellation.

For frequencies see the appendix:

Permissions for operation of OJSC "VolgaTelecom" communications electronics

Territory	Permission for using radio frequency spectrum	Validity term	Miscellaneous
Saratov city, Base Station-4	№ 14-06-21/20029 of 24.04.2003	25.11.2005	330MHz
Balashov town	№ 14-06-21/2046 of 09.01.2003	08.12.2007	330MHz
Saratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	08.12.2007	330MHz
Saratov city	№ 1029224 of 26.08.2003	to 25.11.2005	330MHz
Settlement Karakuduk, settlement Veselyi, settlement Akbulak of Orenburg oblast	№ 56-876-150 of 14.07.2004	to 14.07.2005	330MHz
Village Troitskoe of Orenburg oblast	№ 56-876-152 of 14.07.2004	to 14.07.2005	330MHz
Settlement Suvorovskyi, settlement Druzhnyi of Orenburg oblast	№ 56-876-151 of 14.07.2004	to 14.07.2005	330MHz
Kirov city BS-1 Settlement Raduzhnyi BS-2	№ 14-06-21/2048 of 09.01.2003	08.12.2007	330MHz
Kirov city BS-1,2	№ 14-06-21/2047 of 09.01.2003	08.12.2007	330MHz
Kirov city	№ 1022733 of 30.04.2003		159-161MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS- 8, Syzran town BS- 9, Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	08.12.2007	330MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Toliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	08.12.2007	330MHz

Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	08.12.2007	330MHz
Kamenka town BS-1	№ 14-06-21/789 of 09.01.2003	08.12.2007	330MHz
Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	08.12.2007	330MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	02.12.2007	330MHz
Dzerzhinsk town BS-1	№ 14-06-21/56675 of 31.12.2002	02.12.2007	330MHz
Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	02.12.2007	330MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	02.12.2007	330MHz
Arzamas town BS-1	№ 14-06-2002 of 31.12.2002	02.12.2007	330MHz
Yoshkar-Ola town	№ 081-05-02/26314 of 02.06.2003	10.01.2008	156-160MHz
Yoshkar-Ola town BS- 4	№ 17-05-30/19946 of 24.04.2003	16.04.2008	890-915MHz
Volzhsk town Kozmodemiyansk town, settlement Kokshaisk, sanatorium “Klenovaya gora”	№ 17-05-30/20405 of 24.04.2003	16.04.2008	935-960MHz
The Republic of Maryi El	№ 04-005409 of 31.12.2004	31.12.2014.	890-915MHz 935-960MHz
Samara oblast Syzran town, BS-11 Samara city, BS-1,3,4 Toliyatti town, BS-8,9,10 Otradnyi town, BS-16 Novokuibyshevsk town, BS-18 Pokhvistnevo town, BS-21 Settlement Bereza, BS-7 Krasnyi Yar town, BS-38 Bezenchuk town, BS-20 Sergievsk town, BS-22 Neftegorsk town, BS-23 Settlement Shigony, BS-24 Settlement Bolshaya Glushitsa, BS-25 Village Khvorostiyanka, BS-32 Chapaevsk town, BS-17 Kinel town, BS-19 Settlement Vintai, BS-28	№ 083-03-02/27506 of 06.06.2003	to 01.02.2006	453-457,5MHz/ 463-467,5MHz

Samara oblast BS-5	№ 04-002741 of 09.12.2004	to 29.07.2005	463,0-467,4MHz/ 453,0-457,4MHz
Samara oblast BS-1, 2, 3, 6, 8, 10, 14, Otr1	№ 04-002681 of 09.12.2004	to 29.12.2014	463,0-467,4MHz/ 453,0-457,4MHz
The Republic of Maryi El	17-05-30/22008 of 07.05.2003	5.11.2003	890-915MHz 935-960MHz
The Republic of Maryi El	№ 1024077 of 16.12.2003	12.12.2008	890-915MHz 935-960MHz
The Republic of Maryi El	№ 03-12026 of 24.12.2003	20.12.2008	890-915MHz 935-960MHz
The Republic of Maryi El	№ 04-001064 of 12.10.2004	11.10.2014	1805,0-1880,0/ 1710,0-1785,0
Dimitrovgrad town, BS1 Settlement Veshkaima BS2 Ulyanovsk city BS3	№ 14-10-20/55245 of 18.12.2002	17.12.2005	160MHz
Settlement Veshkaima	№ 14-10-20/15924 of 31.03.2003	17.12.2005	160MHz
Saransk town BS-1 Settlement Atyurievo BS-2 Ruzaevka town BS-3 Sarask village BS-4	№ 14-10-20/55243 of 18.12.2002	17.12.2005	160MHz
Orenburg city	№ 14-10-20/55244 of 18.12.2002	17.12.2005	160MHz
Alexandrovka	№ 03-03233 of 16.10.2003 № 03-01978 of 09.10.2003	01.08.2005 01.08.2005	7TV CHANNEL 3TV CHANNEL
Aidyrlya	№ 03-03212 of 20.10.2003	01.08.2005	29TV CHANNEL
Asekeevo	№ 1006152 of 12.11.2003	01.08.2005	34TV CHANNEL
Andreevka	№ 03-06601 of 12.11.2003 № 03-06602 of 12.11.2003	01.08.2005	21TV CHANNEL 31TV CHANNEL
Alexeevka	№ 03-03239 of 16.10.2003 № 03-03241 of 16.10.2003 № 03- 06539 of 12.11.2003	01.08.2005 01.08.2005 01.08.2005	5TV CHANNEL 10TV CHANNEL 28TV CHANNEL
Aksakovo	№ 03-01977 of 09.10.2003	01.08.2005	10TV CHANNEL

Abdulino	№ 03-06505 of 12.11.2003	01.08.2005	6TV CHANNEL
Blagodarnoe	№ 03-06752 of 12.11.2003	01.08.2005	12TV CHANNEL
Borodinskoe	№ 1029897 of 16.10.2003	01.08.2005	3TV CHANNEL
Buzuluk	№ 03-06529 of 05.11.2003 № 03-06603 of 05.11.2003	01.08.2005	4TV CHANNEL 31TV CHANNEL
Buguruslan	№1009852 of 05.11.2003	01.08.2005	49TV CHANNEL
Balandino	№ 03-06751 of 12.11.2003	01.08.2005	3TV CHANNEL
Bestuzhevka	№ 03-03236 of 16.10.2003	01.08.2005	2TV CHANNEL
Burtinskyi	№ 03-06449 of 05.11.2003	01.08.2005	29TV CHANNEL
Buzuluk	№ 03-06529 of 05.11.2003	01.08.2005	4TV CHANNEL
Veselyi	№ 03-03215 of 20.10.2003	01.08.2005	21TV CHANNEL
Vasilievka	№ 03-06553 of 25.11.2003 № 03-06552 of 25.11.2003	01.08.2005	35TV CHANNEL 23TV CHANNEL
Verkhnebuzulukskyi	№ 03-06697 of 12.11.2003 № 03-06698 of 12.11.2003	01.08.2005	3TV CHANNEL 8TV CHANNEL
Vozdvizhenka	№ 03-06700 of 05.11.2003	01.08.2005	2TV CHANNEL
Vyazovoe	№ 03-06701 of 05.11.2003	01.08.2005	9TV CHANNEL
Gamaleevka	№ 03-01979 of 09.10.2003	01.08.2005	2TV CHANNEL
Gerasimovka	№ 03-01975 of 09.10.2003	01.08.2005	7TV CHANNEL
Georgievka	№ 03-01976 of 09.10.2003	01.08.2005	3TV CHANNEL
Grachevka	№ 03-06538 of 12.11.2003	01.08.2005	21TV CHANNEL
Dobrinka	№ 03-01980 of 09.10.2003	01.08.2005	8TV CHANNEL
Dmitrovskyi	№ 03-06513 of 05.11.2003	01.08.2005	35TV CHANNEL
Emelyanovka	№ 03-03224 of 20.10.2003	01.08.2005	36TV CHANNEL
Efimovka	№ 03-06745 of 05.11.2003	01.08.2005	3TV CHANNEL
Ilek	№ 03-03208 of 20.10.2003 № 03-03211 of 20.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 27TV CHANNEL
Ivanovka	№ 03-01867 of 08.10.2003	01.08.2005	9TV CHANNEL
Zarechnoe	№ 03-01982 of 09.10.2003 № 03-01984 of 09.10.2003	01.08.2005 01.08.2005	2TV CHANNEL 9TV CHANNEL
Zapadnyi	№ 03-01991 of 09.10.2003	01.08.2005	12 TV CHANNEL
Zelenyi dol	№ 03-01865 of 09.10.2003	01.08.2005	6TV CHANNEL

Zagorie	№ 03-05010 of 23.10.2003	01.08.2005	2TV CHANNEL
Zatonnyi	№ 03-06597 of 05.11.2003	01.08.2005	6TV CHANNEL
Zhirnov	№ 03-01981 of 09.10.2003	01.08.2005	10TV CHANNEL
Komissarovo	№ 03-01974 of 09.10.2003 № 03-01973 of 09.10.2003	01.08.2005 01.08.2005	8TV CHANNEL 6TV CHANNEL
Koptyazhevo	№ 03-05013 of 23.10.2003	01.08.2005	6TV CHANNEL
Kinzelka	№ 03-01934 of 09.10.2003	01.08.2005	2TV CHANNEL
Kinzelka	№ 04-001075 of 04.11.2004	03.11.2014	7TV CHANNEL
Koskul	№ 03-01988 of 09.10.2003	01.08.2005	9TV CHANNEL
Kvarkeno	№ 1009352 of 20.10.2003	01.08.2005	31TV CHANNEL
Kyzyl-Mechet	№ 03-03229 of 16.10.2003 № 03-03231 of 16.10.2003	01.08.2005	9TV CHANNEL 5TV CHANNEL
Kozlovka	№ 03-01858 of 08.10.2003	01.08.2005	9TV CHANNEL
Kinzelka	№04-001075 of 04.11.2004	03.11.2014	7TV CHANNEL
Krasnyi Yar	№ 03-06595 of 05.11.2003	01.08.2005	10TV CHANNEL
Kulagino	№ 03-01866 of 08.10.2003 № 03-06508 of 05.11.203	01.08.2005	9TV CHANNEL 12TV CHANNEL
Kovylyaevka	№ 03-01881 of 08.10.2003 № 03-01880 of 09.10.2003	01.08.2005	8TV CHANNEL 2TV CHANNEL
Kamennoimangulovo	№ 03-01869 of 08.10.2003 № 03-01870 of 08.10.2003	01.08.2005	9TV CHANNEL 7TV CHANNEL
Kutluevo	№ 03-01864 of 09.10.2003	01.08.2005	6TV CHANNEL
Kuvandyk	№ 03-06562 of 15.11.2003	01.08.2005	5TV CHANNEL
Kusem	№ 03-01882 of 09.10.2003	01.08.2005	5TV CHANNEL
Kurtashka	№ 03-01883 of 09.10.2003	01.08.2005	3TV CHANNEL
Kulchum	№ 03-06703 of 05.11.2003	01.08.2005	4TV CHANNEL
Linevka	№ 03-03218 of 20.10.2003	01.08.2005	6TV CHANNEL
Luybimovka	№ 03-01873 of 09.10.2003	01.08.2005	3TV CHANNEL
Mordovskyi Buguruslan	№ 03-01894 of 09.10.2003 № 03-01896 of 09.10.2003	01.08.2005	8TV CHANNEL 6TV CHANNEL
Mikhailovka-2	№ 03-01969 of 09.10.2003	01.08.2005	2TV CHANNEL
Mustaevo	№ 03-01965 of 09.10.2003	01.08.2005	2TV CHANNEL

	№ 03-01968 of 09.10.2003		12TV CHANNEL
Miroshkino	№ 03-01937 of 09.10.2003	01.08.2005	5TV CHANNEL
Malaya Remizena	№ 03-01971 of 09.10.2003 № 03-01972 of 09.10.2003 № 03-01992 of 09.10.2003	01.08.2005	4TV CHANNEL 7TV CHANNEL 9TV CHANNEL
Matveevka	№ 03-01898 of 09.10.2003 № 03-01900 of 09.10.2003	01.08.2005	12TV CHANNEL 4TV CHANNEL
Mustaevo	№ 03-01968 of 09.10.2003	01.08.2005	12TV CHANNEL
Mezhdurechie	№ 03-05015 of 23.10.2003	01.08.2005	2TV CHANNEL
Mochegai	№ 03-05016 of 23.10.2003	01.08.2005	5TV CHANNEL
Martynovka	№ 03-05001 of 23.10.2003	01.08.2005	4TV CHANNEL
Nazarovka	№ 03-06549 of 12.11.2003	01.08.2005	8TV CHANNEL
Novobogorodskoe	№ 03-06559 of 15.11.2003	01.08.2005	38TV CHANNEL
Novosergeevka	№ 11-09-20/6283 of 06.02.2003 № 03-06514 of 12.11.2003	01.08.2005	32TV CHANNEL 3TV CHANNEL
Novoselki	№ 03-06600 of 05.11.2003	01.08.2005	10TV CHANNEL
Novokamenka	№ 03-06511 of 05.11.2003	01.08.2005	36TV CHANNEL
Noikono	№ 03-01916 of 09.10.2003	01.08.2005	3TV CHANNEL
Novouzely	№ 03-01935 of 09.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 7TV CHANNEL
Nesterovka	№ 03-01904 of 09.10.2003	01.08.2005	2TV CHANNEL
Novoyulaska	№ 03-01905 of 09.10.2003	01.08.2005	11TV CHANNEL
Novospasskoe	№ 03-01970 of 09.10.2003	01.08.2005	7TV CHANNEL 8TV CHANNEL
Nesterovka	№ 03-01903 of 09.10.2003	01.08.2005	4TV CHANNEL
Nizhnekristalka	№ 03-01908 of 09.10.2003	01.08.2005	4TV CHANNEL
Novovasilievka	№ 03-04976 of 20.10.2003	01.08.2005	8TV CHANNEL
Novonikolskoe	№ 03-01915 of 09.10.2003	01.08.2005	4TV CHANNEL
Novoiletsk	№ 03-01918 of 09.10.2003	01.08.2005	7TV CHANNEL
Novomarievka	№ 03-01939 of 09.10.2003	01.08.2005	7TV CHANNEL
Nevezhkino	№ 03-01946 of 09.10.2003	01.08.2005	7TV CHANNEL
Nevezhkino	№ 03-01943 of 09.10.2003	01.08.2005	9TV CHANNEL

Novomusino	№ 03-01919 of 09.10.2003	01.08.2005	9TV CHANNEL
Novonikolskoe	№ 03-01909 of 09.10.2003	01.08.2005	9TV CHANNEL
Nizhnekristalka	№ 03-01907 of 09.10.2003	01.08.2005	9TV CHANNEL
N. Gumbet	03-06504 of 11.11.2003	01.08.2005	27TV CHANNEL
Nikolskoe	№ 03-06556 of 15.11.2003 № 03-06555 of 15.11.2003	01.08.2005	23TV CHANNEL 37TV CHANNEL
Revolutsionnyi	№ 03-06551 of 25.11.2003	01.08.2005	29TV CHANNEL
Russkyi Kandyz village	№ 11-09-20/3808 of 29.01.2003	01.08.2005	23TV CHANNEL
Russkyi Kandyz village	№ 1018601 of 26.06.2003	01.08.2005	25TV CHANNEL
Russkaya bokla	№ 03-04990 of 15.10.2003 № 03-06536 of 25.11.2003	01.08.2005	5TV CHANNEL 10TV CHANNEL
Ryabinnyi	№ 03-04992 of 15.10.2003	01.08.2005	5TV CHANNEL
Rannee	№ 03-04987 of 20.10.2003	01.08.2005	10TV CHANNEL
Rybkino	№ 03-04991 of 15.10.2003	01.08.2005	2TV CHANNEL
Rzhavka	№ 03-04989 of 15.10.2003 № 03-04988 of 15.10.2003	01.08.2005	3TV CHANNEL 5TV CHANNEL
Romashkino	№ 1029949 of 15.11.2003	01.08.2005	7TV CHANNEL
Samarkino	№ 03-06695 of 12.11.2003	01.08.2005	3TV CHANNEL
Sladkoe	№ 03-06598 of 05.11.2003	01.08.2005	10TV CHANNEL
Svetlyi	№ 03-06548 of 12.11.2003	01.08.2005	6TV CHANNEL
Sukhorechka village	№ 11-09-20/15565 of 31.03.2003	01.08.2005	12TV CHANNEL
Sovetskoe	№ 03-05000 of 23.10.2003 № 03-04996 of 23.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 4TV CHANNEL
Staroe Tyurino	№ 03-04994 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepanovka	№ 03-05011 of 23.10.2003	01.08.2005 01.08.2005	5TV CHANNEL 2TV CHANNEL
Staromukmenevo	№ 03-05004 of 23.10.2003	01.08.2005	2TV CHANNEL
Staroyashkino	№ 03-06686 of 05.11.2003	01.08.2005	3TV CHANNEL
Studenoe	№ 03-05003 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepnoi	№ 03-06746 of 05.11.2003	01.08.2005	9TV CHANNEL
Sionovka	№ 03-05017 of 23.10.2003	01.08.2005	10TV CHANNEL
Sverdlovskyi	№ 03-05008 of 23.10.2003	01.08.2005	4TV CHANNEL

	№ 03-05009 of 23.10.2003	01.08.2005	2TV CHANNEL
Sofievka	№ 03-06544 of 25.11.2003 № 03-06709 of 12.11.2003	01.08.2005	40TV CHANNEL 5TV CHANNEL
Oktayabrskoe	№ 03-04967 of 20.10.2003	01.08.2005	10TV CHANNEL
Ozernyi	№ 03-06750 of 05.11.2003	01.08.2005	10TV CHANNEL
Orenburg	№ 03-06753 of 12.11.2003 № 03-06755 of 12.11.2003	01.08.2005	24TV CHANNEL 31TV CHANNEL
Orsk	№ 03-06566 of 25.11.2003	01.08.2005	3TV CHANNEL
Otradnoe town	№ 11-05-20/21205 of 30.04.2003	17.10.2005	4TV CHANNEL
Obilnyi	№ 03-04966 of 15.10.2003	01.08.2005	9TV CHANNEL
Saransk town	№ 11-05-20/21269 of 05.05.2003	20.05.2005	2TV CHANNEL
Troitskoe	№ 03-06725 of 12.11.2003 № 03-06694 of 12.11.2003 № 03-06734 of 12.11.2003 № 03-06711 of 05.11.2003	01.08.2005	8TV CHANNEL 3TV CHANNEL 6TV CHANNEL 7TV CHANNEL
Tolkaevka	№ 03-06515 of 12.11.2003	01.08.2005	29TV CHANNEL
Tobolskyi	№ 03-06743 of 12.11.2003	01.08.2005	6TV CHANNEL
Timashevo	№ 03-06696 of 12.11.2003	01.08.2005	9TV CHANNEL
Podlesnoe	№ 03-04982 of 20.10.2003 № 03-04983 of 15.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 9TV CHANNEL
Pilyugino	№ 03-06542 of 12.11.2003 № 1029940 of 12.11.2003	01.08.2005	26TV CHANNEL 40TV CHANNEL
Pashkino	№ 03-04973 of 15.10.2003	01.08.2005	9TV CHANNEL
Petrovka	№ 03-04971 of 15.10.2003	01.08.2005	2TV CHANNEL
Polibino	№ 03-04977 of 20.10.2003	01.08.2005	6TV CHANNEL
Pervoklassnoe	№ 03-04970 of 20.10.2003 № 03-04969 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
Preobrazhenka	№ 03-04964 of 20.10.2003 № 03-04965 of 20.10.2003 № 03-04984 of 15.10.2003	01.08.2005 01.08.2005 01.08.2005	4TV CHANNEL 11TV CHANNEL 9TV CHANNEL
Privolnyi	№ 1006180 of 11.11.2003	01.08.2005	10TV CHANNEL
Pridolinnyi	№ 03-04985 of 20.10.2003	01.08.2005	1TV CHANNEL

Pobeda	№ 03-04980 of 20.10.2003 № 03-04979 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
Pavlovo-Antonovka	№ 03-04974 of 20.10.2003 № 03-04975 of 20.10.2003	01.08.2005 01.08.2005	11TV CHANNEL 8TV CHANNEL
Pervomaiskyi	№ 03-06748 of 12.11.2003 № 03-06528 of 05.11.2003 № 03-06749 of 12.11.2003	01.08.2005 01.08.2005	8TV CHANNEL 12TV CHANNEL 5TV CHANNEL
Pronkino	№ 03-06747 of 05.11.2003	01.08.2005	7TV CHANNEL
Putayatino	№ 03-06509 of 05.11.2003	01.08.2005	12TV CHANNEL
Uteevo	№ 03-06692 of 12.11.2003 № 03-06744 of 05.11.2003	01.08.2005	7TV CHANNEL 5TV CHANNEL
Settlement Uralskyi	№ 11-09-20/15569	01.08.2005	7TV CHANNEL
Uspenka	№ 03-06722 of 12.11.2003 № 03-06690 of 05.11.2003	01.08.2005	8TV CHANNEL 4TV CHANNEL
Khortista	№ 03-06737 of 12.11.2003 № 03-06739 of 12.11.2003	01.08.2005	3TV CHANNEL 2TV CHANNEL
Fedorovka	№ 03-06715 of 12.11.2003 № 03-06716 of 12.11.2003 № 03-06742 of 12.11.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL 12TV CHANNEL
Chistopolie	№ 03-06721 of 12.11.2003	01.08.2005	4TV CHANNEL
Shirokoe	№ 03-06534 of 05.11.2003 № 03-06533 of 05.11.2003	01.08.2005	5TV CHANNEL 9TV CHANNEL
Shestakovka	№ 03-06530 of 05.11.2003 № 03-06531 of 05.11.2003	01.08.2005	11TV CHANNEL 3TV CHANNEL
Energetik	№ 03-06516 of 05.11.2003	01.08.2005	22TV CHANNEL
Yasnyi	№ 03-06564 of 25.11.2003	01.08.2005	12TV CHANNEL
Yafarovo	№ 03-06685 of 11.11.2003	01.08.2005	7TV CHANNEL
Yagodnoe	№ 03-06687 of 11.11.2003 № 03-06688 of 11.11.2003	01.08.2005	8TV CHANNEL 5TV CHANNEL
Yaman	№ 03-06689 of 11.11.2003	01.08.2005	6TV CHANNEL
Yasnogorskyi	№ 03-06447 of 05.11.2003	01.08.2005	37TV CHANNEL
Yakovlevka	№ 03-06707 of 05.11.2003	01.08.2005	6TV CHANNEL

	№ 03-06708 of 05.11.2003		4TV CHANNEL
Yashkino	№ 03-06704 of 05.11.2003 № 03-06705 of 05.11.2003	01.08.2005	11TV CHANNEL 9TV CHANNEL
Toliyatti town	№ 1026199 of 01.08.2003	14.03.2006	2500-2700MHz
Syzran town	№1026207 of 01.08.2003	14.03.2006	2500-2700MHz
Settlement Voskresenskoe Settlement Sergach	№ 11-05-21/17350 of 09.04.2003	15.03.2006	73,58 72,02
Grachevka	№ 1007822 of 11.11.2003	01.08.2005	72,62
Ruzaevka town			67,46
Vyatskie polyany town		29.10.1999	67,91
Sovietsk town		12.01.2001	67,07
Yavas town		05.07.2001	67,67
Uni town		16.11.1999	67,91
Settlement Nyr		04.12.2001	70,55
Sanchursk town		16.11.1999	73,28
Kinel-Cherkasy town	№ 1005430 of 29.12.2003	08.11.2006	107,7
Syzran town	№ 1005442 of 29.12.2003	08.11.2006	73,1
Isakly town	№ 1009057 of 29.12.2003	08.11.2006	67,85
Vyatskie polyany town		08.09.2000	66,35
Syzran town Khvorostyanka	№ 11-05-21/23231 of 16.05.2003	08.11.2006	68,39; 73,10 66,98; 66,20
Sorochinsk town	№ 1028143 of 25.09.2003	to 20.03.2004	102MHz
Buzuluk town	№ 1005392 of 09.10.2003	01.08.2007	101.8MHz
Buguruslan town	№ 03-06606 of 05.11.2003	01.08.2005	102,8MHz
Pervomaiskyi	№ 1010916 of 08.10.2003	01.04.2004	103 MHz
Mary-Turek	№ 11-15-21/14081 of 25.03.2003		68,60MHz
Novosergievka	№ 1004922 of 12.11.2003	01.08.2005	105,6MHz
Oktayabrskoe	№ 03-00250 of 16.09.2003	10.09.2008	3160KHz, 4410KHz, 5030KHz, 5065KHz,

			5310KHz, 7555KHz, 7605KHz, 10475KHz
Ardatov	№ 03-03685 of 31.10.2003	15.03.2006	70,67MHz
Arzamas	№ 03-03764 of 31.10.2003	15.03.2006	67,37MHz
Balakhna	№ 03-03688 of 31.10.2003	15.03.2006	69,78MHz
Bogorodsk	№ 1024920 of 31.10.2003	15.03.2006	70,79MHz
Bolshoe Boldino	№ 03-03691 of 31.10.2003	15.03.2006	71,03MHz
Bolshoe Murashkino	№ 03-03694 of 31.10.2003	15.03.2006	70,34MHz
Buturlino	№ 03-03695 of 31.10.2003	15.03.2006	70,91MHz
Vad	№ 03-03696 of 31.10.2003	15.03.2006	66,17MHz
Varnavino	№ 03-03697 of 31.10.2003	15.03.2006	67,31MHz
Vacha	№ 03-03698 of 31.10.2003	15.03.2006	66,65MHz
Vetluga	№ 03-08187 of 31.10.2003	15.03.2006	70,91MHz
Voznesenskoe	№ 03-03701 of 31.10.2003	15.03.2006	68,72MHz
Vorotynets	№ 03-03702 of 31.10.2003	15.03.2006	66,74MHz
Voskresenskoe	№ 1021192 of 31.10.2003	15.03.2006	73,58MHz
Vyksa	№ 03-03761 of 31.10.2003	15.03.2006	68,93MHz
Gagino	№ 03-03704 of 31.10.2003	15.03.2006	73,97MHz
Gorodets	№ 03-03706 of 31.10.2003	15.03.2006	70,94MHz
Diveevo	№ 03-03710 of 31.10.2003	15.03.2006	69,8MHz
Konstantinovo	№ 03-03707 of 31.10.2003	15.03.2006	73,58MHz
Krasnye baki	№ 03-03762 of 31.10.2003	15.03.2006	66,86MHz
Knayaginino	№ 03-03711 of 31.10.2003	15.03.2006	73,85MHz
Kstovo	№ 03-03712 of 31.10.2003	15.03.2006	73,97MHz
Kulebaki	№ 03-03713 of 31.10.2003	15.03.2006	72,17MHz
Lukoayanov	№ 03-03714 of 31.10.2003	15.03.2006	68,87MHz
Lyskovo	№ 03-03717 of 31.10.2003	15.03.2006	70,43MHz
Navashino	№ 03-03719 of 31.10.2003	15.03.2006	67,25MHz
Nizhny Novgorod	№ 03-03720 of 31.10.2003	15.03.2006	102,4MHz
Pavlovo	№ 1027683 of 31.10.2003	15.03.2006	69,8MHz
Pervomaisk	№ 03-03737 of 31.10.2003	15.03.2006	67,51MHz
Perevoz	№ 03-03738 of 31.10.2003	15.03.2006	73,16MHz

Pilna	№ 03-03739 of 31.10.2003	15.03.2006	73,1MHz
Pochinki	№ 03-03740 of 31.10.2003	15.03.2006	68,48MHz
Rabotki	№ 03-03743 of 31.10.2003	15.03.2006	69,77MHz
Semenov	№ 1024922 of 31.10.2003	15.03.2006	67,43MHz
Sergach	№ 1021194 of 31.10.2003	15.03.2006	72,02MHz
Sechenovo	№ 03-03745 of 31.10.2003	15.03.2006	68,72MHz
Sokolskoe	№ 03-03746 of 31.10.2003	15.03.2006	66,92MHz
Sosnovskoe	№ 03-03747 of 31.10.2003	15.03.2006	70,37MHz
Spasskoe	№ 03-03748 of 31.10.2003	15.03.2006	70,73MHz
Tonkino	№ 03-03750 of 31.10.2003	15.03.2006	67,22MHz
Shakhuniaya	№ 03-03760 of 31.10.2003	15.03.2006	68,54MHz
Shatki	№ 03-03759 of 31.10.2003	15.03.2006	67,85MHz
Sharanga	№ 03-03758 of 31.10.2003	15.03.2006	66,44MHz
Chkalovsk	№ 03-03757 of 31.10.2003	15.03.2006	69,83MHz
Uren	№ 03-03755 of 31.10.2003	15.03.2006	68,84MHz
Urazovka	№ 03-03754 of 31.10.2003	15.03.2006	70,1MHz
Tonshaevo	№ 03-03752 of 31.10.2003	15.03.2006	70,43MHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche MWR-4529	№ 15-19-18/1618 of 17.01.2003	14.01.2008	10-11GHz
Sovietsk town – settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	31.03.2008	10-11GHz
Settlement Orichi – settlement Adyshevo MWR-1750	№ 15-19-18/15846 of 31.03.2003	31.03.2008	10-11GHz
Kirov city – settlement Poroshino MWR- 3716	№ 15-19-18/15848 of 31.03.2003	31.03.2003	10-11GHz
Settlement Arbazh – settlement Tuzha MWR-0372	№ 15-19-18/7074 of 11.02.2003	01.01.2004	1700, 1800MHz

Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	14.01.2008	7-8GHz
Settlement Bogorodskoe – settlement Uni MWR-0559	№ 15-19-18/2153 of 20.01.2003	31.12.2003	1700, 1800MHz
Settlement Darovskyi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	05.01.2008	10-11GHz
Kirs town – settlement Rudnichnyi MWR-4165	№ 15-19-18/331 of 08.01.2003	05.01.2008	10-11GHz
Settlement Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	05.01.2008	10-11GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	04.01.2008	7-8GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	04.01.2008	7-8GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	05.01.2008	11GHz
Kirov city – settlement Malaya Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	05.01.2008	10-11GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	09.01.2008	10-11GHz
Settlement Ivashevo – settlement Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	09.01.2008	10-11GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	09.01.2008	10-11GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	09.01.2008	10-11GHz
Kirov – Chepetsk – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	09.01.2008	10-11GHz
Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	09.01.2008	10-11GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	08.01.2008	10-11GHz

Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	08.01.2008	10-11GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	08.01.2008	10-11GHz
Settlement Klyuchi – settlement Uni MWR-3014	№ 15-19-18/1005 of 09.01.2003	08.01.2008	10-11GHz
Settlement Bogorodskoe – Uni - Klyuchi	№ 04-000117 of 09.03.2004	09.03.2012	10-11GHz
Settlement Nagorsk – settlement Sinegorie MWR-1986	№ 15-19-18/751 of 09.01.2003	08.01.2008	10-11GHz
Papulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	05.01.2008	150-160MHz
Malmyzh – settlement Sludka –Vyatskie Polyany town MWR-3575	№ 15-19-18/548 of 08.01.2003	05.01.2008	14-15GHz
Settlement Podosinovets – Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	05.01.2008	8GHz
Settlement Oparino – settlement Maromitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	08.01.2008	10-11GHz
Tuzha – Bezdenezhie – Mikhailovskoe MWR-1/0069	№ 14-08-17/786 of 09.01.2003	05.01.2008	150-160MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	05.01.2008	150-160MHz
Pilyug – Skulina Gora - Podosinovets	№ 15-19-18/53408 of 06.12.2002	10.06.2003	8GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	05.01.2008	150-160MHz
Shestakovo – Nagorsk MWR-1841			
Demiyanov – Podosinovets –Yakhrenga MWR-1754a			
Pishchal – Suvody MWR-1749			
Malmyzh – Kaksinvai MWR-1751			
Kirov – Kirovochepetsk MWR-1892	№ 15-19-18/585 of 09.01.2003	04.01.2008	7-8GHz
Saransk town MWR-5348	№ 1025444 of 02.07.2003	26.06.2008	2400-2500MHz
Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	21.03.2008	10-11GHz
Volsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	01.11.2007	10-11GHz
Saratov MTS-ATX-2 Engels	№ 15-19-18/48181 of 13.11.2002	01.11.2007	10-11GHz

MWR-3298			
Balakovo ATX-3-ATX-4, ATX-4-ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	01.11.2007	10-11GHz
Demiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	01.11.2007	10-11GHz
Balakovo – Mayanga Balakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	01.11.2007	10-11GHz
Balashov – Svyatoslavka – Nikolaevka MWR-4363	№ 15-19-18/48185 of 13.11.2002	01.11.2007	10-11GHz
Samoilovka - Svyatoslavka MWR-3062	№ 15-19-18/48186 of 13.11.2002	01.11.2007	10-11GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	01.11.2007	10-11GHz
Samoilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	01.11.2007	10-11GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	23.01.2008	10-11GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	01.11.2007	7-8GHz
Samara – settlement Lopatino MWR-6213	№ 15-19-18/48380 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	01.11.2007	14GHz
Toliyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	01.11.2007	1811,2024MHz
Toliyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	01.11.2007	10-11GHz
Syzran town Regional Communication Department MWR-1444	№ 15-19-18/48610 of 14.11.2002	01.11.2007	10-11GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	01.11.2007	10-11GHz
Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	01.11.2007	10-11GHz

Samara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	01.11.2007	10-11GHz
Toliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	01.11.2007	12-13GHz
Samara – Roshchinskyi MWR-0567	№ 15-19-18/48615 of 14.11.2002	01.11.2007	10-11GHz
Village Bolshaya Glushitsa RCD-RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	01.11.2007	10-11GHz
Samara – village Rubezhnoe MWR-6179	№ 15-19-18/51610 of 26.11.2002	20.11.2007	10-11GHz
Settlement Severnoe – village Russkyi Kandyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	26.03.2008	7-8GHz
Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	10.12.2007	10-11GHz
Orsk town – settlement Novoorsk MWR-3457	№ 15-19-18/50882 of 25.11.2002	15.11.2007	10-11GHz
Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881 25.11.2002	15.11.2007	7-8GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	15.11.2007	7-8GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	15.11.2007	7-8GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	10.12.2007	1811, 2024MHz
Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	10.12.2007	10-11GHz
Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	10.12.2007	10-11GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	10.12.2007	10-11GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	10.12.2007	11GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	18.12.2007	7-8GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	18.12.2007	7-8GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	10.12.2007	10-11GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	10.12.2007	10-11GHz
RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	10.12.2007	10-11GHz
Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	10.12.2007	10-11GHz

Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	15.12.2007	10-11GHz
Sol-Iletsk town – settlement Tamar-Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	15.12.2007	10-11GHz
Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	15.12.2007	10-11GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	15.12.2007	10-11GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	26.12.2007	1811, 2082MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	26.12.2007	1724, 1995MHz
Orenburg city – state farm “Sakmarskyi” MWR	№ 04-000119 of 09.03.2004	01.03.2014	10-11GHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	26.12.2007	10-11GHz
Orenburg – settlement Podgornaya Pokrovka MWR-1385	№ 15-19-18/57288 of 30.12.2002	26.12.2007	1869, 2024 MHz
Novotroitsk town – state farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	26.12.2007	10-11GHz
Novotroitsk town – state farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	15.12.2007	10-11GHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	15.11.2007	10-11GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	15.11.2007	10-11GHz

Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	28.11.2008	10-11GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	15.11.2007	10-11GHz
Izhevsk city MWR-3730	№ 15-20-18/51191 of 22.11.2002	15.11.2007	2400MHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX			10-11GHz
Krasnogorskoe – Kokman MWR-3729			10-11GHz
MWR-3753 Izhevsk ATX-26- Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk - Volozhka Izhevsk Between AMTX-ATX-71,36,22,- Pazely			1,4GHz 10-11GHz 10-11GHz 10-11GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	05.03.2008	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	05.03.2008	7-8GHz
Yoshkar-Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodiyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	05.03.2008	7-8GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	10.10.2008	10-11GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	16.12.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	20.11.2007	10-11GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	16.12.2007	10-11GHz

Kanash town - Yamashevo	№ 04-000120 of 09.03.2004	09.03.2012	10-11GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	16.12.2007	10-11GHz
Kanash town – village Shikhazany MWR-2849	№ 15-20-18/55160 of 18.12.2002	16.12.2007	10-11GHz
Alatyr town – settlement Kirya; Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	20.11.2007	10-11GHz
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	20.11.2007	10-11GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	20.11.2007	10-11GHz
Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	20.11.2007	10-11GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	20.11.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	20.11.2007	10-11GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	11.06.2008	10-11GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	11.06.2008	10-11GHz
Kozlovka – Tyurlema MWR-2912	№ 1025363 of 18.06.2003	11.06.2008	10-11GHz
Kanash – Yamashevo MWR-1135			10-11GHz
Ibrisi - Buguyany			10-11GHz
Ibrisi - Berezovka			10-11GHz
Alatyr – Atrar MWR-3062			10-11GHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	15.11.2007	10-11GHz
Dzerzhinsk town – Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	28.05.2008	10-11GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	28.05.2008	10-11GHz
Settlement Vacha – settlement	№ 1014315 of 25.09.2003	11.09.2008	10-11GHz

Sosnovskoe			
Volodarsk town – settlement Iliinogorsk – settlement Novosmolinskyi – settlement Mulino MWR-4930	№ 03-03368 of 08.10.2003	24.09.2008	10-11GHz
Kulebaki - Gremyachevo	№ 1018950 of 10.06.2003	16.06.2003	10-11GHz
Sosnovskoe – Elizarovo	№ 04-001402 of 23.11.2004	22.11.2014	10-11GHz
Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	25.05.2008	10-11GHz
Arzamas – Cherenukha	№ 1024969 of 18.06.2008	18.06.2008	10-11GHz
Polkh-Motyzley	№ 04-001634 of 23.11.2004	22.11.2014	10-11GHz
Arzamas – Abramovo – Vasiliev Vrag – Pustyn – Lomovka – Kirillovka – Kazakovo – Morozovka – Novyi Usad – Tumanovo – Shatovka	№ 1003302 of 26.06.2003	19.06.2008	10-11GHz
Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	18.06.2008	14-15GHz
Diveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	19.06.2008	10-11GHz
Glukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
Arzamas - Lomovka	№ 1003304 of 26.06.2003	19.06.2008	10-11GHz
Pustyn – Arzamas	№ 1003303 of 26.06.2003	19.06.2008	10-11GHz
Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	19.06.2003	10-11GHz
Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	19.06.2008	10-11GHz
Arzamas – Morozovka	№ 1003307 of 26.06.2003	19.06.2008	10-11GHz
Arzamas – Kazakovo	№ 1003306 of 26.06.2003	19.06.2008	10-11GHz
Kirillovka – Arzamas	№ 1003305 of 2.06.2003	19.06.2008	10-11GHz
Glukhovo – Diveevo	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
Arzamas – Shatovka	1003310 of 26.06.2003	18.06.2008	10-11GHz
Arzamas – Tumanovo	№ 1003309 of 26.06.2003	19.06.2008	10-11GHz
Arzamas - Abramovo	№ 1003300 of 26.06.2003	19.06.2008	10-11GHz
Bor – Linda Bor – Ostankino MWR-4084	№ 1024153 of 10.06.2003	03.06.2008	10-11GHz
Bor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	03.06.2008	10-11GHz
Bor – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	03.06.2008	10-11GHz
Balakhna -	№ 1024155 of 10.06.2003	03.06.2008	10-11GHz

Balakhna - Rylovo Balakhna – Maloe Kozino Balakhna - Lukino Balakhna – Shalimovo - Konevo Balakhna - Sovkhoznyi Balakhna - Gidrotorf Balakhna – B. Kozino MWR-1633			
Balakhna - Sovkhoznyi MWR-4569	№ 1024162 of 10.06.2003	03.06.2008	10-11GHz
Balakhna - Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	03.06.2008	14-15GHz
Balakhna - Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	03.06.2005	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	25.07.2008	10-11GHz
Balakhna - Istomino	1021512 of 21.08.2003	15.08.2008	7-8GHz
Gorodets – boarding house Burevestnik MWR-4515	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	toДо 03.06.2008	10-11GHz
Settlement Voskresenskoe – village Egorovo	№ 04-001082 of 04.11.2004	03.11.2014	146-174 MHz
Zavolzhie - Khakhaly	№ 04-000134 of 09.03.2004	to 01.03.2014	10-11GHz
Gorodets – Voronino	№ 1020535 of 22.09.2003	to 09.09.2008	10-11GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	to 24.09.2008	10-11GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	to 24.09.2008	10-11GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	15.08.2008	10-11GHz
Semenovo - Shaldezhka	№ 1003324 of 06.08.2003	25.07.2008	10-11GHz
Semenov - Elfimovo	№ 04-001084 of 04.11.2004	03.11.2014	146-174 MHz
Chkalovsk – Vershilovo	№ 1003326 of 06.08.2003	25.07.2008	10-11GHz

Voskresenskoe – Vozdvizhenskoe	№ 1003332 of 06.08.2003	25.07.2008	10-11GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	03.06.2008	10-11GHz
Kovernino – Khokhlama MWR-4359	№ 1024161 of 10.06.2003	03.06.2008	10-11GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	to 13.10.2006	60-74MHz
Shakhuniya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	to 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	to 29.07.2008	10-11GHz
Shakhuniya – Uren MWR-0839	№ 1025127 of 21.06.2003	to 10.06.2008	7-8GHz
Shakhuniya – B.Shirokoe MWR-4439	№ 1025130	10.06.2008	10-11GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	10.06.2008	10-11GHz
Varnavino – Krasnie baki MWR-0307	№ 1025175 of 21.06.2003	10.06.2008	7-8GHz
Uren – Semenov MWR-4939	№ 1003296 of 21.06.2003	10.06.2008	10-11GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	10.06.2008	10-11GHz
Shakhuniya - Vetluga	№ 1025118 of 21.06.2003	10.06.2008	7-8GHz
Shakhuniya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	10.06.2008	7-8GHZ
Sharanga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	10.06.2008	10-11GHz
Akaty – Chernoe MWR-5656	№ 1005270 of 21.06.2003	10.06.2008	10-11GHz
Shakhuniya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	10.06.2008	7-8GHZ
Krasnie baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	10.06.2008	7-8GHz
Uren – Ariya MWR-4938	№ 1013933 of 02.06.2003	28.05.2008	10-11GHz
Nizhny Novgorod – Bor MWR-5120	№ 1003334 of 22.09.2003	to 09.09.2008	7-8GHz
Nizhny Novgorod – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	to 09.09.2008	7-8GHz
Voznesenskoe – Polkh Maidan Voznesenskoe - Matyzley	№04-001634 of 23.11.2004	to 22.11.2014	10-11GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	to 09.09.2008	7-8GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	to 09.09.2008	10-11GHz
Nizhny Novgorod (Lyadov square) – state farm Doskino	№ 04-001544 of 09.12.2004	to 08.12.2014	10-11GHz

Nizhny Novgorod (ATX 66) – settlement Berezovaya Poima	№ 04-001542 of 20.12.2004	to 19.12.2014	10-11GHz
Nizhny Novgorod, Lyadov square – settlement Doskino	№ 04-001524 of 09.12.2004	to 08.12.2014	10-11GHz
Druzhnyi – Zhdanovskyi MWR - 4372 of 26.06.2001	№ 1025001 of 18.06.2003	10.06.2008	10-11GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	10.06.2008	10-11GHz
Urazovka – Salgany MWR - 4408	№ 1024984 of 18.06.2003	10.06.2008	10-11GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	10.06.2008	10-11GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	10.06.2008	10-11GHz
Sergach - Lopatino	№ 04-001524 of 09.12.2004	08.12.2014	10-11GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	10.06.2008	10-11GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	10.06.2008	10-11GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982	10.06.2008	10-11GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	31.07.2008	10-11GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	31.07.2008	10-11GHz
Settlement Sosnovskoe – village Davydkovo	№ 04-004501 of 03.03.2005	02.03.2015	10-11GHz
Village Mayaki – settlement Burepolom	№ 04-004580 of 03.03.2005	02.03.2015	10-11GHz
Chkalovsk town – village Novinki	№ 04-003997 of 03.03.2005	02.03.2015	10-11GHz
Gorodets town – settlement Kovernino	№ 04-004108 of 31.12.2004	30.12.2014	10-11GHz
Village Rozhki – village Smirnovo	№ 04-004107 of 03.03.2005	02.03.2015	10-11GHz
Kantaurovo - Sitniki	№ 1018084 of 21.08.2003	21.08.2003	7-8GHz
Buguruslan – Severnoe	№03-10838 of 25.12.2003	19.12.2008	7-8GHz

Buzulik - Buguruslan	№ 03-10842 of 25.12.2003	19.12.2008	3,4-3,5GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	17.02.2008	1880-1900MHz
Ulyanovsk city	№ 1028792 of 13.11.2003	01.11.2008	890-915MHz 935-960MHz
Kirov Poroshino Ganino	№ 1022527 of 03.10.2003	28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	20.10.2008	1880-1900MHz
Saransk town (Khmelevskyi str., N.Erkai str., Goncharov str.,);	№ 04-005323 of 31.12.2004	30.12.2014	1880-1900MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka Village Zykovo	№ 17-03-33/16505 of 08.04.2003	08.04.2008	1880-1900MHz
Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	30.09.2007	1880-1900MHz
Orenburg city	№ 17-03-33/53358 of 10.12.2002	20.11.2007	1880-1900MHz
Orenburg city	№ 1023822 of 26.08.2003	22.08.2008	1880-1900MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	20.11.2007	1880-1900MHz
Glazov town Mozhga town Settlement Igra Sarapul town	№ 17-03-33/47476 of 10.11.2002	30.09.2007	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	30.10.2007	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	26.09.2008	1880-1900MHz

Votkinsk Izhevsk Sarapul	№ 1014972 of 04.07.2003	30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	17.04.2008	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	05.03.2008	1880-1900MHz
Nizhny Novgorod	№ 1026097 of 05.11.2003	27.10.2008	1880-1900MHz
Ruzaevka Chamzinka Atyurievo	№ 04-001141 of 12.10.2004	11.10.2014	1880-1900MHz
Saransk town	№ 04-000980 of 12.10.2004	11.10.2014	1880-1900MHz
Arzamas town, Gorodets town, settlement Sitniki, settlement Zheleznodorozhnyi	№ 04-003072 of 28.12.2004	27.12.2014	1880-1900MHz
Village Tolkaevka of Orenburg oblast	№ 04-003265 of 28.12.204	27.12.2014	1880-1900MHz
Sharanga	№ 52-6167 of 30.12.2003	30.12.2006	42,95
Tonkino	№ 52-6168 of 30.12.2003	30.12.2006	42,95
Bogorodsk – Priozernoe	№ 52-5582 of 26.11.2003	30.12.2006	307;434;
Settlement Varnavino – settlement Voskhod	№ 52-2632 of 03.06.2003	03.06.2006	307;343
Vetluga town – village Voznesenie	№ 52-2636 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Kazener	№ 52-2640 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-2642 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-1571 of 13.04.2004	12.04.2009	307;343
Uren town – settlement Ariya	№ 52-2644 of 03.06.2003	03.06.2006	307;343
Uren town – village B.Kozlyana	№ 52-2646 of 03.06.2003	03.06.2006	307;343

Uren town – village Chernoe	№ 52-2648 of 03.06.2003	03.06.2006	307;343
Settlement Varnavino – settlement Mirnyi	№ 25-2634 of 03.06.2003	03.06.2006	307;343
Uren – Mineevo	№ 52-2821 of 16.06.2003	16.06.2006	307;343
Uren – Vyazovoe	№ 52-2823 of 16.06.2003	16.06.2006	307;343
Uren – Krasnyi Yar	№ 52-2825 03.06.2003	16.06.2006	307;343
Urazovka – Klyuchishchi	№ 52-3432 of 23.07.2003	23.07.2006	307;343
Rabotki – settlements	№ 52-2996 of 24.06.2003	24.06.2006	307;343
Kstovo – settlements	№ 52-2995 of 24.06.2003	24.06.2003	307;343
Verkhovskoe – Berestayanka	№ 52-4579 of 24.09.2003	24.09.2006	307;343
Sharanga – Usta	№ 52-6069 of 23.12.2003	23.12.2006	307;343
Verkhovskoe – Siyava	№ 52-6068 of 23.12.2003	23.12.2006	307;343
Konevo – Yurino	№ 52-6501 of 27.12.2003	27.12.2006	307;343
Serbrayanka – village Kr.Rodnik	№ 52-6150 of 26.12.2003	26.12.2006	307;343
Vilaya – Provolochnoe	№ 52-6149 of 26.12.2003	26.12.2006	307;343
Voznesenskoe - Begovatovo	№ 52-6154 of 26.12.2003	26.12.2006	307;343
Voznesenskoe – Lashman	№ 52-5580 of 26.11.2003	26.11.2006	307;343
Voznesenskoe – Ilev	№ 52-5581 of 26.11.2003	26.11.2006	307;343
Steksovo – Ideal	№ 52-6153 of 26.12.2003	26.12.2006	307;343
Lemet – Turkushi	№ 52-6152 of 26.12.2003	26.12.2006	307;343
Mukhtolovo – Venets	№ 52-6151 of 26.12.2003	26.12.2006	307;343
Sechenovo – Lipovka	№ 52-5773 of 04.12.2003	04.12.2006	307;343
Lyskovo – Presnetsovo	№ 52-5774 of 04.12.2003	04.12.2006	307;343
Sechenovo – Elizavetino	№ 52-5771 of 04.12.2003	04.12.2006	307;343
Sechenovo - Ratovo	№ 52-5772 of 04.12.2003	04.12.2006	307;343
Sechenovo – Ratovo (petroleum depot)	№ 52-5769 of 04.12.2003	04.12.2006	307;343
Sergach – B.Rayabushkino	№ 52-5770 of 04.12.2003	04.12.2006	307;343
Sergach – Malinovka	№ 52-5766 of 04.12.2003	04.12.2006	307;343
Sergach – Roganovka	№ 52-5767 of 04.12.2003	04.12.2006	307;343
Salgany – Alexandrovo	№ 52-3431 of 23.07.2003	23.07.2006	307;343
Salgany – Fedorovka	№ 52-5230 of 04.11.2003	04.11.2003	307;343
Sergach – B.Rayabushkino	№ 52-5768 of 04.12.2003	04.12.2006	307;343

Tuzha – Soboli	№ 43-04/2133 of 16.09.2003	16.09.2006	307;343
Strizhi – Reshetniki	№ 43-04/2153 of 17.09.2003	17.09.2006	307;343
Svecha – Kholmy	№ 43-04/2148 of 17.09.2003	17.09.2006	307;343
Ekaterina – B.Melnitsa	№ 43-04/2677 of 22.10.2003	22.10.2006	307;343
Nikolaevo – Anikintsy	№ 43-04/2675 of 22.10.2003	22.10.2006	307;343
Novaya Ukazna – Zhirnovo	№ 43-04/2150 of 17.09.2003	17.09.2006	307;343
Chernushka – Troitskoe	№ 43-04/2152 of 17.09.2003	17.09.2006	307;343
Kulebaki and settlements of Kulebaki's district	№ 52-6169 of 30.12.2003	30.12.2006	307;343
Shabury – Strelskaya	№ 43-04/2135 of 16.09.2003	16.09.2006	307;343
Nagorsk – Simonovka	№ 43-04/2672 of 22.10.2003	22.10.2006	307;343
Lalsk – Kuzminskaya	№ 43-04/2155 of 17.09.2003	17.09.2006	307;343
Lalsk – Zaborie	№ 43-04/2156 of 17.09.2003	17.09.2006	307;343
Nazarovtsy - Kachonki	№ 43-04/2157 of 17.09.2003	17.09.2006	307;343
Chistopolie – Borovka	№ 43-04/2676 of 22.10.2003	22.10.2006	307;343
Kiknur – Ulesh	№ 43-04/2151 of 17.09.2003	17.09.2006	307;343
Kiknur - Chasha	№ 43-04/2149 of 17.09.2003	17.09.2006	307;343
Oparino – Duvannoe	№ 43-04/2136 of 16.09.2003	16.09.2006	307;343
Oparino – Chusiaya	№ 42-04/2137 of 16.09.2003	16.09.2006	307;343
Zuevka – Spaso-Zaozerie	№ 43-04/2134 of 16.09.2003	16.09.2006	307;343
Zuevka – Motous	№ 43-04/2674 of 22.10.2003	22.10.2006	307;343
Kilmez – Polayanka	№ 43-04/2154 of 17.09.2003	17.09.2006	307;343
Oparino – Sergeevskaya Vereteaya	№ 43-04/2678 of 22.10.2003	22.10.2006	307;343
Lekma – Osinovka	№43-04/2669 of 22.10.2003	22.10.2006	307;343
Lekma – Osinovka	№ 04/400 of 23.01.2003	23.01.2006	307;343
Pervomaisk - Mytiets	№ 43-04/2670 of 22.10.2003	22.10.2006	307;343
Utmanovo – Grebnevo	№ 43-04/2673 of 22.10.2003	22.10.2006	307;343
Pervomaiskoe - Sharpaty	№ 43-04/2671 of 22.10.2003	22.10.2006	307;343
Varnavino – Voskhod	№ 52-6165 of 30.12.2003	30.12.2006	307;343
Verkhovskoe – Vakhtan	№ 52-6164 of 30.12.2003	30.12.2006	307;343
Tonkino – Pismener	№ 52-6163 of 30.12.2003	30.12.2006	307;343
Vorotynets - Saraiki	№ 52-1573 of 13.04.2004	12.04.2009	307;343

Salgany – village Akulinino	№ 52-3433 of 23.07.2003	23.07.2003	307;343
Yoshkar-Ola town – village Korta	№ 12-800 of 18.06.2003	18.06.2006	307;343
Yoshkar-Ola town – village Elemuchash	№ 12-801 of 18.06.2003	18.06.2006	307;343
Settlement Kilemary – village Udyurma	№ 12-802 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Maiskyi	№ 12-803 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Maiskyi	№ 12-804 of 18.06.2003	18.06.2006	307;343
Village Nezhnur – settlement Nezhnurskyi	№ 12-805 of 18.06.2003	18.06.2006	307;343
Village Nezhnur – village B.Shuduguzh	№ 12-12-806 of 18.06.2003	18.06.2006	307;343
Village Arda – village Aleshkino	№ 12-807 of 18.06.2003	18.06.2006	307;343
Village Arda – village Yuksary	№ 12-808 of 18.06.2003	18.06.2006	307;343
Village Arda – village Alataikino	№ 12-809 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Tsynglok	№ 12-810 of 18.06.2003	18.06.2006	307;343
Settlement Yurino	№ 12-811 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Nikolskaya	№ 12-812 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Nikolskaya	№ 12-813 of 18.06.2003		307;343
Village Mariino – village Kozlovets	№ 12-814 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Kuzmino	№ 12-815 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Karasiayary	№ 12-816 of 18.06.2003	18.06.2006	307;343
Village Mariino – settlement Kozikovo	№ 12-817 of 18.06.2003	18.06.2006	150; 160MHz
Village Mariino – settlement Kozikovo	№ 12-818 of 18.06.2003	18.06.2006	307;343
Village Shoibulak – village Pelenger	№ 12-819 of 18.06.2003	18.06.2006	307;343
Village Shoibulak – gardens “Saturn”	№ 12-14-3/1242 of 23.07.2002	23.07.2007	307;343
Settlement Sovietskyi – village Iliinskoe	№ 12-621 of 29.04.2003	29.04.2006	307;343
Settlement Tursha – Borodinskoe	№ 12-1098 of 09.09.2003	09.09.2006	307;343
Settlement Yoshkar-Ola – settlement Lesnoi	№ 12-1571 of 30.12.2003	30.12.2006	307;343
Settlement Kilemary – village Aktayuzh	№ 12-1316 of 27.11.2003	27.11.2006	307;343
Village Semisola – village Petrovskoe of Orenburg oblast	№ 12-1058 of 1.09.2003	01.09.2006	307;343
Settlement Kilemary – village Kumiaya	№ 12-1154 of 24.09.2003	24.09.2006	307;343
Gai town, village Ishkinino, settlement	№ 56/4210 of 13.10.2003	13.10.2006	307;343

Novorudnyi, village Kalinovka			
Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka	№ 56-5665 of 30.12.2003	01.01.2007	37MHz
Village Staroyakupovo, village Boriskino, village Novozherdino, village Nataliino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino	№ 56-876-28 of 27.02.2004	27.02.2007	343-344/ 307-308
Village Ziyanchurino – village Dubinovka, Gai town – village Ishkinino, Village Stepanovka – village Abdrakhmanovo Village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka – village Klyuchevka, village Romanovka; village Zobov – village Zerikla, village Kolychevo – village Novonikolskoe	№ 56-876-27 of 27.02.2004	27.02.2007	343-344/ 307-308
Village Bakaevo – village Zerikla, village Labazy , village Baigorovka – village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogor, village Ch.Otrog , village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo.	№ 56-876-29 of 27.02.2004	27.02.2004	343-344/ 307-308
Yasnyi town – village Alasai	№ 56/5711 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovietskoe – settlement Sarakash	№ 56/5708 of 30.12.2003	30.12.2006	343-344/ 307-308

Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town – pioneer camp “Volna”.	№ 56/5707 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Grachevka – village Kamenka – village Pokrovka	№ 56/5710 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Andreevka – village Mezhdulesie	№ 56/5709 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Belyaevka – settlement Pravoberezhnyi	№ 56/5712 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Elasy – village Nuzhenaly	№ 12-1580 of 30.12.2003	30.12.2006	307;343
Village Ushkaty – village Bogoyavlenka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Ural – village Zhanatan	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Ural – settlement Rovnyi	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Novouralsk – village Zaluzhie	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Veselyi – village Nagumanovka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Furmanovo – village Konnoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Furmanovo – village Prudy	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Uranbash – village Ivanovka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village N.Gumbet – village Morozovskoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Suvorovskyi – village Glubinnoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Troitsk – village Ivanovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Sol-Iletsk town – village Mayachnoe	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Sergushino – village Kyzyl Yar	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Andreevka – village M.Surmet	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Settlement Dimitrovskyi – settlement Bratskyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Settlement Dimitrovskyi – settlement	№ 56-876-171 of 30.06.2004	30.06.2007	300;400

Sukhodolnyi			
Village Yudinka – village Bryanchaninovo	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Voskresenovka – village Alexeevka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Kurmanaevka – village Petrovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Settlement Koltubaevskyi – settlement Opytnyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Tashla – village Prokuronovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Otradnyi town	№ 63-909-895/3373 of 25.12.2003	31.12.2006	300;400
Otradnyi town	№ 63-911-895/3376 of 25.12.2003	31.12.2006	300;400
Otradnyi town	№ 63-911-895/3373 of 25.12.2003	31.12.2006	300;400
Syzran town	№ 63-903-1002/3367 of 25.12.2003	31.12.2006	300;400
Syzran town	№ 63-903-1002/3368 of 25.12.2003	31.12.2006	300;400
Village Shigony	№ 63-903-1002/3369 of 25.12.2003	31.12.2006	300;400
Settlement Kemlya of the Republic of Mordoviya	№ 03-12925 of 25.12.2003	01.12.2008	3335, 5225KHz
Nolinsk town of Kirov oblast	№ 04-00730 of 31.03.2004	01.03.2005	2265, 2515, 3660, 4025KHz

b) Communication networks

Total installed capacity of OJSC "VolgaTelecom" local telephone communication network is 4 734 253 numbers (including at city's telephone networks – 3 980 100 numbers, at rural telephone networks – 754 153 numbers). Out of them 4 420 666 numbers are in operation (including at city's telephone networks – 3 748 178 numbers, at rural telephone networks – 672 488 numbers).

The installed capacity of electronic ATXs is 56,5 % of the total installed capacity of the network.

Automatic long distance telephone communication equipment, which is in operation at OJSC "VolgaTelecom" network, includes 13 automatic trunk exchanges and the equipment of automatic zonal telephone communication with the total installed capacity of 72 455 channels. The installed capacity of electronic automatic trunk exchanges is 60 625 channels, of quasi-electronic – 3024 channels, of automatic zonal telephone communication equipment – 8 806 channels.

Total equipped capacity of automatic trunk exchanges and of automatic zonal telephone communication equipment is 54 664 channels, including the capacity of electronic exchanges – 46 638 channels, of quasi-electronic – 1297 channels, of automatic zonal telephone communication equipment – 6 729 channels.

The number of basic telephone sets at OJSC "VolgaTelecom" network is 4 395 486 units (including in city's telephone network – 3 695 886 sets, in rural telephone network – 699 600 sets), out of them 3 805 026 sets are residential ones (including, in city's telephone network – 3 203 992 sets, in rural telephone network – 601 034 sets).

For 2004 the traffic of outgoing chargeable long-distance and international calls from OJSC "VolgaTelecom" network users amounted to 2 320 509 thousand minutes, including international – 82 109 thousand minutes.

3.4. The plans of the issuer's future activity

Taking into account the development of regional telecom market the Company set strategic goals to year 2006:

1. The Company's basic strategic goal to 2006 is to keep the leading position at the Volga communication services market and maintain the total share of the market at the level of at least 50% by physical indicators, at least 80% by revenues (exclusive of cellular operators) and at least 38% by revenues with cellular business taken into account;
2. It is scheduled to increase the share of the Company's revenues from the following services of regional markets structure:
   - Recording communication – 69,4% in 2005, 73,7% in 2006;
   - Local communication – 87,3% (2005), 90,2% (2006);
   - Voice information transmit services – 54% (2005), 59,9% (2006);
   - Internet access services – 69,8% (2005), 72% (2006);
   - Cable TV – 29,8% (2005), 36,5% (2006);
3. Keeping the share of business sector in the Company's revenues at the level of at least 42%, the increase of revenues from commercial VIP customer from 8% to 15% by 2006;
4. Increase of revenues from residential sector to 57%.

As of April 1, 2005 OJSC "VolgaTelecom" provides services to over 1000 of corporate and VIP customers. The share of revenues received by the Company from business sector in quarter 1 of 2005 is 43,4% (out of them 81,8% are from commercial organizations, and 18,2% from budget organizations).

Strengthening of competitive struggle, growing activity of cellular and alternative operators are prerequisites for some of the branches to lose their positions in business sector by 2006 and as a result the reduction of their share of revenues in the revenues of the Company upon the whole.

The share of business sector in the Company's revenues in 2004-06.

Services	2004	2005	2006
Mobile communication services	16%	20,26%	21,04%
Recording communication (Internet including)	54,61%	57,09%	56,50%
DLD & ILD	47,6%	47,63%	47,56%
Connections and traffic transit	100,00%	100,00%	100,00%
Radio communication, radio broadcasting, TV	83%	11,11%	9,19%
Local phone communication	24,6%	24,39%	25,25%
TOTAL	**43,4%**	**42,78%**	**42,54%**

However, the realization of a number of programs for promoting the services rendered by OJSC "VolgaTelecom" (e.g. the Program of promotion of wideband access networks) will allow for:

- Increasing the revenues from the services of access to information resources from 52,7% to 56,6%;
- Increasing the revenues from other new services (IP-telephony, Intelligent network services);
- Increasing the revenues from commercial VIP-customers from 7,9% to 16%.

3.5. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations.

Name of group, holding, concern, association	Role (place)	Functions	Participation period
Association of communication companies of the Volga region	Founder of the Association	Development and promotion of telecommunications and services provided by the Association members	Since 2000
"Teleinfo" – The Volga region Association of engineers of telecommunications and informatics	Founder of the Association	Providing services in training activity area	Since 2000
Association of operators of federal cellular network NMT-450	Associated member	Promotion of creation and development of federal cellular communication network NMT-450	Since 2003
Association of operators of business servicing federal network "ISKRA"	Association member	Coordination of entrepreneur activity	Since 2001
Nizhny Novgorod Association of enterprises and entrepreneurs	Association member	Development and implementation of socially important projects and programs	Since 1997

3.6. The issuer's affiliated and dependent companies.

Full (abbreviated) name, location	Reasons for considering a company to be an affiliate and/or dependent in relation to OJSC "Volga Telecom"	The amount of OJSC "VolgaTelecom" participation share		The amount of the company's participation share		Core activity type	The company's importance for OJSC "Volga Telecom" activity
		In the company's charter capital	From ordinary shares	In OJSC "Volga Telecom" charter capital	From OJSC "Volga Telecom" ordinary shares		
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC"), Nizhny Novgorod, Gorky sq., Post House,	Prevailing participation in the charter capital	100	100	-	-	Cellular communication services provision	Obtaining of additional profit and development of new types of activity
Closed Joint Stock Company "TeleSvyazInform" (CJSC "TSI"), Saransk town, Bolshevistskaya str., 13	Prevailing participation in the charter capital	100	100	-	-	Local telephone communication services	
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications", Cheboksary town, Shumilov str., 20	Prevailing participation in the charter capital	100	100	0,0006	-	Local telephone communication services	
Limited liability company "Izhcom" (LLC "Izhcom"), Izhevsk city, Pushkinskaya str., 278	Prevailing participation in the charter capital	100	-	-	-	Data transfer network services	
Closed Joint Stock Company "RTCOM" (CJSC "RTCOM") Saransk town, Kommunisticheskaya str., 54)	Prevailing participation in the charter capital	100	100	-	-	Mobile communication services	

Limited Liability Company "Vyatka-Page" (LLC "Vyatka-Page", Kirov city, Uralskaya str., 1	Prevailing participation in the charter capital	91	-	-	-	Services of paging communication	
Closed Joint Stock Company "Transsviyaz" (CJSC "Transsvyaz"), Nizhny Novgorod, Chaadaev str., 2	OJSC "Volga Telecom" holds over 20% of the company's voting shares	80	80	-	-	Local telephone communication services	
Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), Orenburg city, Tereshkova str., 10	OJSC "Volga Telecom" holds over 20% of the company's voting shares	73,6	73,6	-	-	Internet services, data transfer network services	
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola", Yoshkar-Ola town, Sovietskaya, str., 138	Prevailing participation in the charter capital	61	61	-	-	Radio broadcasting services	
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk city, L.Tolstoy str., 60	Prevailing participation in the charter capital	60	60	-	-	Cellular communication services provision	
Limited Liability Company "Radio Resonance" (LLC "Radio Resonance"), Nizhny Novgorod, Okskyi sjezd, 8	Prevailing participation in the charter capital	51	-	-	-	On-air broadcasting of socio-political and music programs	

Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg city, Volodarsky str., 11	Prevailing participation in the charter capital	51	51	-	-	Cellular communication services provision
Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), Kazan city, Lomzhinskaya str., 20A	Prevailing participation in the charter capital	50 % + 1 ordinary share	50 % + 1 ordinary share			Cellular communication services provision
Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov city, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50%+1 preferred share	50	-	-	Wireless communication services
Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Wireless communication services
Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov Mobile"), Saratov city, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Cellular communication services provision
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary town, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Paging communication services
Closed Joint Stock Company Commercial bank "C-Bank" (JSB "C-Bank"), Izhevsk city, Lenin str., 6	OJSC "Volga Telecom" holds over 20% of the company's voting shares	41,73	41,73	0,0152		Banking activity

Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Communication services	
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza city, Kuprin str., 1/3	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Cellular communication services provision	
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola town, Sovietskaya str., 138	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Radio broadcasting services	
Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg city, Tereshkova str., 257	OJSC "Volga Telecom" holds over 20% of the company's voting shares	32,4	32,4	-	-	Local telephone communication services provision	
Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary town, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	30	30	-	-	Cellular communication services provision	
Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara city, Polevaya str., 43	OJSC "Volga Telecom" holds over 20% of the company's voting shares	27,8	27,8	-	-	Local telephone communication services provision	
Closed Joint Stock Company "Erickson communication" (CJSC "Erickson communication"), Nizhny Novgorod, Gagarin avenue, 37	OJSC "Volga Telecom" holds over 20% of the company's voting shares	24	24	-	-	Export-import operations, consulting and services	

Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola town, Chavaina blvd., 11	OJSC "Volga Telecom" holds over 20% of the company's voting shares	20,86	-	-	-	Agricultural activity	

3.7. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets

3.7.1. Fixed assets

Fixed assets as of 31.12.2004.

№	Description of groups of fixed assets	Initial cost	Accumulated amortization
1.	Land plots	6 212 233	-
2.	Buildings	3 580 620 897	800 339 256
3.	Constructions and transfer mechanisms	11 058 965 144	4 516 858 671
4.	Machinery and equipment	15 985 558 280	6 607 659 474
5.	Transportation	439 067 914	285 746 998
6.	Computer machines and office appliances	1 268 189 409	531 312 333
7.	Housing stock	68 415 794	-
8.	Others	297 460 695	176 490 273
	TOTAL, rubles:	32 704 490 366	12 918 407 005

Fixed assets as of 31.03.2005.

№	Description of groups of fixed assets	Initial cost	Accumulated amortization
1.	Land plots	6 212 233	-
2.	Buildings	3 551 596 568	804 731 109

3.	Constructions and transfer mechanisms	11 136 511 989	4 581 515 059
4.	Machinery and equipment	16 041 798 034	6 981 582 307
5.	Transportation	442 235 190	295 868 734
6.	Computer machines and office appliances	1 325 043 141	610 990 949
7.	Housing stock	77 671 994	-
8.	Others	305 783 176	186 835 332
TOTAL, rubles:		32 886 852 325	13 461 523 490

The results of the latest revaluation of fixed assets:

№	Description of groups of fixed assets	Full value before revaluation	Depreciated book value (net of amortization) before revaluation	Date of revaluation	Full value after revaluation	Depreciated book value (net of amortization) after revaluation
1.	Land plots	86	86	01.01.2001	86	86
2.	Buildings	338 047	282 148	01.01.2001	715 114	578 978
3.	Constructions	139 329	101 739	01.01.2001	272 891	180 876
4.	Machinery and equipment	1 690 418	921 389	01.01.2001	2 831 632	1 399 509
5.	Transportation	39 642	20 578	01.01.2001	72 582	36 783
6.	Others	7 153	4 362	01.01.2001	9 289	6 050
TOTAL, rubles:		2 214 675	1 330 302		3 901 594	2 202 282

Fixed assets in OJSC 'VolgaTelecom" were revaluated by the independent appraiser LLC "Audit-Appraisal", operating on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by market cost, defined in accordance with Federal law № 135-ФЗ of 29.07.98 "On evaluation activity in Russian Federation", confirmed by expert's opinions, the estimation procedure is the calculation of fixed assets replacement costs by means of coefficients.

During the last five accomplished fiscal years fixed assets leased for long-term period were not revaluated.

OJSC "VolgaTelecom" has no plans for acquisition, replacement, retirement of fixed assets the cost of which is 10 and more percent of the value of all fixed assets.

Facts of charge of fixed assets (fixed assets in pawn) as of 31.12.2004:

Number, date of contract of fixed assets pledge	Amount of pledge, rubles	The purpose of pledge	Date of the pledge occurrence	The contract validity term

№ 2 of 14.06.2002	40 569 999	credit	14.06.2002	15.11.2005
№ 7 of 06.07.1998	38 423 186	credit	06.07.1998	31.07.2005
№ 74 of 05.06.02	116 454 161	credit	05.06.2002	13.07.2005
№ 2-5/1299 of 23.09.02	223 781 838	credit	23.09.2002	25.03.2008
№ 191 of 12.08.2003	22 557 180	credit	12.08.2003	09.02.2005
№ 195 of 19.08.2003	48 759 147	credit	19.08.2003	12.08.2004
№ 197 of 26.08.2003	54 686 963	credit	26.08.2003	23.02.2005
№ 143/01/3 of 25.09.01	15 470 000	credit	25.09.2001	20.03.2005
No number of 26.05.2003	21 366 568	credit	26.05.2003	01.05.2006
№ 1 of 24.09.2004	19 489 910	credit	24.09.2004	30.03.2007
№ 201 of 28.08.2003	41 447 776	credit	28.08.2003	25.02.2005
№ 204 of 01.09.2003	67 201 040	credit	01.09.2003	01.09.2006
№ 060/200/03 of 21.07.2003	360 664 335	credit	21.07.2003	21.01.2005
№ 060/615 of 17.12.2004	805 000 000	credit	17.12.2004	17.12.2007
№ 306 of 20.11.03	38 680 923	credit	20.11.2003	20.05.2006
№ 332 of 19.12.2003	46 656 007	credit	19.12.2003	18.06.2005
№ 260 of 10.10.2003	59 162 628	credit	10.10.2003	09.04.2005
№ 279 of 27.10.2003	41 368 244	credit	27.10.2003	26.04.2005
№ 344 of 29.12.2003	64 249 760	credit	20.01.2004	28.06.2005
№ 23 of 30.01.2004	63 702 787	credit	30.01.2004	30.01.2005
№ 63 of 16.03.2004	243 660 258	credit	16.03.2004	16.03.2006
№ 82 of 05.04.2004	65 808 043	credit	05.04.2004	05.10.2005
№ 37 of 09.02.2004	732 936 465	credit	09.02.2004	17.11.2008
№ 93 of 14.04.2004	69 134 664	credit	14.04.2004	13.10.2005
№ 109 of 28.04.2004	67 029 208	credit	28.04.2004	25.10.2005
№ 111 of 27.04.2004	61 820 989	credit	27.04.2004	26.10.2005
№ 123 of 06.05.2004	42 412 203	credit	06.05.2004	11.05.2005
№ 152 of 09.06.2004	413 825 648	credit	09.06.2004	09.06.2009
№ 172 of 09.06.2004	570 247 137	credit	06.07.2004	09.06.2009
№ 185 of 20.07.2004	172 435 605	credit	20.07.2004	25.07.2005
№ 210 of 05.08.2004	206 802 785	credit	05.08.2004	09.06.2009
№ 239 of 01.09.2004	339 153 628	credit	01.09.2004	09.06.2009
№ 267 of 05.10.2004	389 295 733	credit	05.10.2004	05.10.2007
№ 1212-04 of 19.10.2004	16 471 822	credit	19.10.2004	13.10.2005
TOTAL, rubles:	**5 580 726 640**			

Facts of charge of fixed assets (fixed assets in pawn) as of 31.03.2005:

Number, date of contract of fixed assets pledge	Amount of pledge, rubles	The purpose of pledge	Date of the pledge occurrence	The contract validity term
№ 2 of 14.06.2002	40 569 999	credit	14.06.2002	15.11.2005
№ 7 of 06.07.1998	38 423 186	credit	06.07.1998	31.07.2005
№ 74 of 05.06.02	116 454 161	credit	05.06.2002	13.07.2005
№ 2-5/1299 of 23.09.02	223 781 838	credit	23.09.2002	25.03.2008
No number of 26.05.2003	21 366 568	credit	26.05.2003	01.05.2006
№ 1 of 24.09.2004	19 489 910	credit	24.09.2004	30.03.2007
№ 204 of 01.09.2003	67 201 040	credit	01.09.2003	01.09.2006
№ 060/615 of 17.12.2004	805 000 000	credit	17.12.2004	17.12.2007
№ 306 of 20.11.03	38 680 923	credit	20.11.2003	20.05.2006
№ 332 of 19.12.2003	46 656 007	credit	19.12.2003	18.06.2005
№ 260 of 10.10.2003	59 162 628	credit	10.10.2003	09.04.2005
№ 279 of 27.10.2003	41 368 244	credit	27.10.2003	26.04.2005
№ 344 of 29.12.2003	64 249 760	credit	20.01.2004	28.06.2005
№ 82 of 05.04.2004	65 808 043	credit	05.04.2004	05.10.2005
№ 37 of 09.02.2004	732 936 465	credit	09.02.2004	17.11.2008
№ 93 of 14.04.2004	69 134 664	credit	14.04.2004	13.10.2005
№ 109 of 28.04.2004	67 029 208	credit	28.04.2004	25.10.2005
№ 111 of 27.04.2004	61 820 989	credit	27.04.2004	26.10.2005
№ 123 of 06.05.2004	42 412 203	credit	06.05.2004	11.05.2005
№ 152 of 09.06.2004	413 825 648	credit	09.06.2004	09.06.2009
№ 172 of 09.06.2004	570 247 137	credit	06.07.2004	09.06.2009
№ 185 of 20.07.2004	172 435 605	credit	20.07.2004	25.07.2005
№ 210 of 05.08.2004	206 802 785	credit	05.08.2004	09.06.2009
№ 239 of 01.09.2004	339 153 628	credit	01.09.2004	09.06.2009
№ 267 of 05.10.2004	389 295 733	credit	05.10.2004	05.10.2007
№ 1212-04 of 19.10.2004	16 471 822	credit	19.10.2004	13.10.2005
№ 12 of 27.01.2005	92 822 951	credit	27.01.2005	27.01.2009
№ 40 of 01.03.2005	896 369 550	credit	01.03.2005	03.05.2009
№ 65 of 22.03.2005	114 208 104	credit	22.03.2005	20.09.2006
TOTAL, rubles:	**5 833 178 799**			

3.7.2. The cost of the issuer's real property assets

As of 01.04.2005 depreciated cost of the issuer's real property assets amounted to 2 716 461 368, 71 rubles.

12 months prior to the date of the report period end the real property was not assessed.

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

The indexes characterizing the profitability and red ink of the issuer for 5 years and quarter 1 of 2005

Index description	2000	2001	2002	2003	2004	Quarter 1 of 2005
Proceeds, thousands rubles	**6 677 084**	**7 696 827**	**10 967 595**	**14 677 305**	**18 604 604**	**5 084 006**
Gross income, thousand rubles	**1 476 049**	**1706400**	**3 170 965**	**4 189 441**	**5 340 467**	**1 521 091**
Net profit , thousands rubles	**700 128**	**596 973**	**1 241 307**	**2 001 256**	**2 056 268**	**613 607**
Efficiency of labor, rubles/person	**113 484**	**134 058**	**202 844**	**284615**	**378 789**	**105 284**
Yield of capital investment, %	No consolidated data on fixed assets	**75,9**	**97,3**	**107,2**	**107,0**	No accounting statement
Return on assets, %	No consolidated accounting balance-sheet	**4,7**	**8,7**	**10,9**	**8,3**	No accounting statement
Return on equity, %	No consolidated accounting balance-sheet	**5,9**	**11,4**	**16,6**	**14,9**	No accounting statement
Product (sales) profitability, %	No consolidated accounting balance-sheet	**22,2**	**28,9**	**28,7**	**28,7**	**29,9**
Uncovered loss sum as of the report date, rubles	No consolidated accounting	Not available	Not available	Not available	Not available	Not available

	balance-sheet					
Ratio of uncovered loss as of the report date to the balance-sheet total	No consolidated accounting balance-sheet	x	x	x	x	x

* The index "efficiency of labor" is calculated by the method applied in budgeting: proceeds/staff on the payroll, including employees working by civil contracts and dual job holders.

The data presented in the table show the stable growth of proceeds and profit.

4.1.2. Factors that affected the change of the amount of proceeds from the issuer's sale of goods, products, works, services and of profit (losses) of the issuer from the core activity.

For 2004 the revenues from services grew by **3 928,9** million rubles and amounted to 18 171 248 thousand rubles.

Revenues gain from communication services for the entire Company occurred due to:

► Development of local communication services and increase in long-distance exchange by 1 160,8 million rubles or 29,5 % of the amount of increase of revenues.

► Increase in the volumes of access services to information resources by 292,3 million rubles or 7,4% of the amount of the gain, including due to the increase in the volumes of dial-up access by 157 million rubles.

► Increase of tariffs for communication services - 1 266 million rubles or 32,2 % of the amount of the gain, including due to the increase of tariffs for communication services regulated by the government by 933,2 million rubles or 23,8 % of the total amount of revenues gain.

► Development of connection and traffic transit services including the transit of OJSC "Rostelecom" incoming traffic by 1240,5 million rubles or 31,5 % of the total amount of revenues gain.

The description of factors that affected the revenues gain is detailed in section 4.5.

4.2. The issuer's liquidity

The indexes describing the issuer's liquidity for the last 5 accomplished fiscal years and as of 01.04.2005 are presented in the table:

Thousand rubles

Index description	2000	2001	2002	2003	2004	Quarter 1 of 2005
Own current assets, thousand rubles	-56 335	24 562	-1 531 785	-4 864 251	-9 434 218	-9 144 653
Financial leverage ratio	0,37	0,18	0,33	0,61	0,9	0,8
Ratio of own funds autonomy	0,73	0,8	0,75	0,62	0,53	0,55
Economic security	-0,64	0,27	-3,45	-9,3	-11,0	

of inventory with own current assets						-11,8
Permanent asset index	1,04	0,1	1,13	1,37	1,64	1,6
Current liquidity ratio	1,6	1,3	0,8	0,7	0,5	0,5
Fast liquidity ratio	1,28	0,93	0,45	0,4	0,2	0,3

** For the calculation of indexes the methods recommended by Russia's FCSM were used.*

For all the periods under analysis the result of the issuer's operating activity was positive and this testifies to the fact that the Company's current activity is financed from own resources.

By the results of 2001 the issuer's own current assets amounted to 24562 thousand rubles.

Negative index of own current assets by the results of 2000, 2002, 2003, 2004 and quarter 1 of 2005 is due to the financing of capital investments at the expense of borrowed funds.

One of the goals of the Company's reorganization is to intensify the investment activity. It is this policy that assumes sharp increase of usage of borrowed funds and correspondingly the change of index of own current assets.

Considerable cheapening of borrowed funds cost should be noted during the periods under analysis and especially for the accomplished year which allows for using them in a greater degree in the Company's money turnover.

The dynamics of the index of own current assets is not a negative factor for the Company as during this period the basic goal of the issuer's financial policy is the development of communication facilities of the Volga region. Borrowed funds are defined as one of basic sources of the Company's investment activity.

During 2000-2003 and quarter 1 of 2005 financial leverage ratio did not exceed 80% which complies with requirement criterion and testifies to the issuer's high financial stability. Though in 2004 this index was a little higher than the requirement criterion value and amounted to 90%.

Ratio of own funds autonomy is also within the norm (not lower than 0,5-0,6) for all the periods under analysis.

As of 01.04.2005 the share of owners'-equity in the Company's assets was 55%.

Permanent asset index in 2000, 2002, 2003, 2004 and in quarter 1 of 2005 was higher than 1, as during these years the issuer's own resources were insufficient to cover capital investments. Special case was year 2001 when this index was at the allowable level – not over 0,9.

Current and fast liquidity ratios dynamics was determined by the volume of the issuer's short-term liabilities. In 2000-2001 the issuer's short-term liability was guaranteed in full by current assets for carrying out the activity and timely repayment of term liabilities. During the periods under analysis current liquidity ratio was higher than 1 which complied with the norm. The optimal value of fast liquidity ratio – 0,8-1,0 was in 2001 (0,93).

The issuer is facing the following tasks within the terms of realizing the arrangements to increase the liquidity:

- search of optimal correlation of the structure of assets and liabilities from the point of view of profitability and risks, limitations on liquidity being taken into account;
- simulation investigation of the Company's liquidity position for medium-term outlook;
- enhancement of borrowed capital structure;
- sale of non-core assets.

For 2005 the Company's management elaborated a list of arrangements to increase the issuer's liquidity:

- diversification of short-term liabilities as related to credits and loans into long-term liabilities;
- financing of the Company's investment activity by attracting outside long-term sources of financing;
- optimization of the arrears structure to suppliers and contractors (establishment of settlements procedure with optimal distribution of debt load);
- carrying out the analysis of expediency and efficiency of financial investments.

4.3. The size, structure and adequacy of the issuer's capital and current assets.

4.3.1. The size and the structure of the issuer's capital and current assets

According to the accounting statements for the last five accomplished fiscal years the structure and the size of OJSC "VolgaTelecom" capital are the following:

For the last five fiscal years:	2000	2001	2002	2003	2004
Charter capital	583 388	583 388	1 639 765	1 639 765	1 639 765
Reserve capital	43 682	58 798	72 832	81 988	81 988
Additional capital	509 334	1 080 285	4 139 098	4 088 227	3 980 430
Social sphere fund	34 669	313	-	-	-
Target financing	-	-	-	-	-
Undistributed profit	302 330	844 918	5 652 172	7 144 288	8 890 265
Capital total (thousand rubles):	**1 473 403**	**2 567 702**	**11 503 867**	**12 954 268**	**14 592 448**

According to the accounting statements for the last five accomplished fiscal years the structure and the size of OJSC "VolgaTelecom" current assets are the following:

For the last five fiscal years:	2000	2001	2002	2003	2004
Inventories	88 677	90 451	443 555	517 854	854 899
VAT for acquired valuables	11 102	43 212	569 731	734 881	1 266 225
Accounts receivable	363 179	338 654	1 117 471	1 640 295	1 503 063
Short-term financial investments	169	94	13 233	11 082	7 761
Monetary funds	19 441	18 623	145 563	234 242	344 723

Other current assets	-	-	-	483	707
Current assets, total (thousand rubles):	**482 568**	**491 034**	**2 289 553**	**3 138 837**	**3 977 378**

The structure and the size of the capital and of current assets for quarter 4 of 2004 did not undergo material changes.

The sources of financing of current assets – borrowed loans, bank credits.

According to the accounting statement for quarter 1 of 2005 the structure and the size of OJSC "VolgaTelecom" capital are the following:

For the last five fiscal years:	Quarter 1 of 2005
Charter capital	1 639 765
Reserve capital	81 988
Additional capital	3 954 011
Social sphere fund	-
Target financing	-
Undistributed profit	9 524 716
Capital total (thousand rubles):	**15 200 480**

According to the accounting statement for quarter 1 of 2005 the structure and the size of OJSC "VolgaTelecom" current assets are the following:

For the last five fiscal years:	Quarter 1 of 2005
Inventories	777 579
VAT for acquired valuables	904 572
Accounts receivable	1 842 107
Short-term financial investments	15 760
Monetary funds	204 119
Other current assets	860
Current assets, total (thousand rubles):	**3 744 997**

The structure and the size of the capital and of current assets for quarter 1 of 2005 did not undergo material changes.

The sources of financing of current assets – borrowed loans, bank credits.

4.3.2. The adequacy of the issuer's capital and current assets

Calculation of the issuer's own capital adequacy for repayment of short-term liabilities and for covering OJSC "VolgaTelecom" current operating expenses for the last 5 accomplished fiscal years:

Thousand rubles

Index description	2000	2001	2002	2003	2004
Own capital (OC) (line 490 + line 640)	1 441 351	2 614 440	11 729 792	13 163 440	14 822 820
Shot-term liabilities (STL) (line 690 - line 640)	298 615	381 515	3 013 359	4 571 678	7 663 814
Current operating expenses (COE)	991 988	1 153 599	8 653 819	11 516 283	12 519 628
Adequacy (+) (lack (-)) of the issuer's own capital for repayment of short-term liabilities and for covering the issuer's current operating expenses (OC - STL - COE)	150 748	1 079 326	62 614	-2 924 521	-5 360 622

The amount of average daily operating expenses of the issuer during the periods under analysis was:

In 2000 – 2 756 thousand rubles;
In 2001 – 3 204 thousand rubles;
In 2002 – 24 038 thousand rubles;
In 2003 – 31 990 thousand rubles;
In 2004 – 34 777 thousand rubles.

Calculation of the issuer's own capital adequacy for repayment of short-term liabilities and for covering OJSC "VolgaTelecom" current operating expenses as of 01.04.2005:

Thousand rubles

Index description	Quarter 1 of 2005
Own capital (OC) (line 490 + line 640)	15 422 940
Shot-term liabilities (STL) (line 690 - line 640)	**7 593 829**
Current operating expenses (COE)	4 003 169

Adequacy (+) (lack (-)) of the issuer's own capital for repayment of short-term liabilities and for covering the issuer's current operating expenses (OC - STL - COE)	3 825 942

The amount of average daily operating expenses of the issuer in quarter 1 of 2005 was 44 480 thousand rubles.

4.3.3. Monetary funds

The issuer's demand for monetary funds for quarter 2 of 2005 and potential sources of these funds:

Period	Demand for monetary funds, thousand rubles	Potential sources
Quarter 2 of 2005	9 074 344	Proprietary resources - 66,2%
		Borrowed funds – 33,2%
		Investment activity receipts - 0,6%

Proprietary resources:

- receipts from communication services (residential sector, budget and commercial organizations) – 4 650 953 thousand rubles;
- receipts from communication operators – 424 606 thousand rubles;
- receipts of monetary funds from agency activity and other - 928 223 thousand rubles.

Borrowed funds – long-term and short-term bank credits, credits against goods, financial leasing.

Investment activity receipts – the receipts from the sale of non-current assets, of interest income and from repaid loans (issued loans).

The possibility for the issuer to obtain bank credits, to attract monetary funds by securities issuing, the possibility of obtaining borrowed funds from other sources (including granting of loans by companies having the opportunity to affect the issuer due to having prevailing participation in its charter capital or in accordance with the agreement concluded between them, or by other way):

In quarter 2 of 2005 the issuer plans to attract borrowed funds in the amount of 3 023 739,5 thousand rubles, out of them:

- credits – 3 007 580 thousand rubles;
- leasing – 12 692 thousand rubles;
- credit against goods – 3467,5 thousand rubles.

There are no bank accounts attached, there are no balances on bank accounts attached.
There are no accounts payable collected on a card catalogue in a bank.

4.3.4. The issuer's financial investments.

The total balance-sheet value of securities that the issuer owns as of 31.03.2005 amounts to 1 238 544 thousand rubles.

The balance-sheet value of the issuer's affiliated and dependent companies as 31.03.2005 is the following:

The company's name	Activity type	The cost of investments as of 31.03.2005
Affiliated companies		
CJSC "Orenburg-GSM"	Cellular, radiotelephone communication services	102
CJSC "Digital telecommunications"	Local telecom services	2 768
LLC "Vyatka-Page"	Paging	18
CJSC "Ulyanovsk-GSM"	Cellular communication services	62 166
LLC "Izhcom"	Data transfer services	23 572
CJSC "RTCOM"	Telecom services	10 130
CJSC "TeleSvyazInform"	Telecom services	10
CJSC "Pulse-Radio Yoshkar-Ola"	Telecom services	183
LLC "Radio- Resonance"	TV-radio airplay of programs	4
CJSC "Nizhny Novgorod Cellular Communication"	Cellular communication services	651 974
OJSC "TATINCOM-T"	Cellular communication services, GSM	473 936
OJSC "ICN OMRIX"	Data transfer services	489
CJSC "Public telephone Saratov"	Telecom services	50
CJSC "Transsvyaz"	Development of projects for digital networks construction	4 150
Reserve for depreciation	-	(10)
Total:	-	**1 229 542**
Dependent companies		
OJSC "Telesot"	Telecom services	9 435
CJSC "Saratov Mobile"	Cellular communication services	3 301
CJSC "Samara-Telecom"	Local telecom services	75
CJSC "Penza Mobile"	Cellular communication services	1 210
CJSC "Pulse-Radio"	On-air radio broadcasting	-
LLC "Agricultural Company "Reanta"	Agricultural activity	2
CJSC "Nizhegorodskyi radio	Fixed line and	50

telephone"	wireless radio communication services	
CJSC "Erickson communication"		11
CJSC "Nizhegorodteleservice"	Establishment and operation of integral system	1 191
CJSC Commercial bank "C-Bank"	Bank services	5 980
CJSC "Chuvashiya Mobile"	Cellular communication services	502
CJSC "Chery Page"	Paging	114
Reserve for depreciation	-	(11)
Total:	-	**21 860**
Financial investments in other organizations		**8 644**
Other long-term financial investments		**1 889**
TOTAL, thousand rubles (line 140 of balance-sheet)		**1 261 935**

A of 31.03.2005 the balance-sheet value of short-term financial investments amounts to 15 760 thousand rubles which makes 1,2% of the cost of all financial investments of the issuer.

1. The issuer's full and abbreviated name, location:
Closed Joined Stock Company "Nizhny Novgorod Cellular Communication", CJSC "NCC";
Nizhny Novgorod, M.Gorky sq., Post House;

State registration numbers of the issuing securities issues and the dates of state registration, registration bodies:
The following issue of the company's shares is registered:
№ 32-1-1535 of June 16, 1997, the Department of Finance of Nizhny Novgorod oblast Administration.

The quantity of securities the issuer owns:
100 000 pieces of ordinary registered shares, i.e. the entire charter capital of CJSC "Nizhny Novgorod Cellular Communication" is the financial investments of OJSC "VolgaTelecom";

The total face value of securities of affiliated company CJSC "Nizhny Novgorod Cellular Communication" that the issuer owns - 21629,4 thousand rubles;

The total balance-sheet value of securities of affiliated company CJSC "Nizhny Novgorod Cellular Communication" that the issuer owns amounts to 651974 thousand rubles;

The size of dividends on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of CJSC "Nizhny Novgorod Cellular Communication";

The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The size of declared dividend on ordinary shares approved by the annual general meeting of stockholders on 22.06.04 amounted to 300 rubles. According to current legislation the deadline for dividends payment is before December 31, 2004

2. *The issuer's full and abbreviated name, location:*
Open Joint Stock Company "TATINCOM-T", OJSC "TATINCOM-T".
The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20A;
State registration numbers of the issuing securities issues and the dates of state registration, registration bodies:
The following issues of securities are registered:
№ 1-01-55125-D of 11.06.1998, regional department of Russia's FCSM in the Republic of Tatarstan,
№ 1-02-55125-D of 11.08.2000, regional department of Russia's FCSM in the Republic of Tatarstan;

The quantity of securities the issuer owns:
3418837 pieces are the property of OJSC "VolgaTelecom" and represent financial investments in OJSC "TATINCOM- T" in 2003 (purchase-and-sale contract № TAT-1 of September 22, 2003, and purchase-and-sale contract № BR-220903-1 of September 22, 2003);

The total face value of securities of affiliated company OJSC "TATINCOM- T" that the issuer owns is 170941,85 thousand rubles;

The total balance-sheet value of securities of affiliated company OJSC "TATINCOM- T" that the issuer owns - 473 936 thousand rubles;

The size of dividends on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of OJSC "TATINCOM- T";

The amount of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The general annual meeting of OJSC "TATINCOM- T" stockholders held on 29.06.2004 passed the resolution not to pay dividends for 2003.

4.3.5. The issuer's intangible assets.

As of 31.03.2005 the intangible assets are the following:

№	Description of groups of intangible assets	Full value, rubles	The amount of accumulated amortization, rubles
1.	Exclusive rights for utility software, data bases	106 113	100 807
2.	Exclusive rights for trade	28 251	8 004

	marks		
TOTAL, rubles:		**134 364**	**108 811**

As of 31.12.2004 the intangible assets were the following:

№	Description of groups of intangible assets	Full value, rubles	The amount of accumulated amortization, rubles
1.	Exclusive rights for utility software, data bases	106 113	95 502
2.	Exclusive rights for trade marks	28 251	7 298
TOTAL, rubles:		**134 364**	**102 800**

As of 31.12.2003 the intangible assets were the following:

№	Description of groups of intangible assets	Full value, rubles	The amount of accumulated amortization, rubles
1.	Exclusive rights for utility software, data bases	106 113	74 279
2.	Exclusive rights for trade marks	28 251	4 473
TOTAL, rubles:		**134 364**	**78 752**

As of 31.12.2002 the intangible assets were the following:

№	Description of groups of intangible assets	Full value, rubles	The amount of accumulated amortization, rubles
1.	Exclusive rights for utility software, data bases	106 113	52 903
2.	Exclusive rights for trade marks	7 700	481
TOTAL, rubles:		**113 813**	**53 384**

As of 31.12.2001 the intangible assets were the following:

№	Description of groups of intangible assets	Full value, rubles	The amount of accumulated amortization, rubles
1.	Exclusive rights for utility software, data bases, patents	2 422	593
TOTAL, rubles:		**2 422**	**593**

As of 31.12.2000 the intangible assets were the following:

№	Description of groups of intangible assets	Full value, rubles	The amount of accumulated amortization, rubles
1.	Exclusive rights for utility software, data bases, patents	2 306	805
TOTAL, rubles:		**2 306**	**805**

The information on intangible assets is reflected in bookkeeping in accordance with Russian accounting standards 14/2000 № "Intangible assets accounting", the instructional guidelines on the intangible assets accounting in the companies of "Svyazinvest" group.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations.

In the report quarter the issue did not receive any patents, licenses and certificates for using trademarks.

There are no issuer's expenses in the area of science-engineering development, in relation to the new developments and investigations.

4.5. Analysis of the development trends in the issuer's core activity area.

Marking the major trends of the company's development one should rely on the Company's goals and mission at the market. The Company's belonging to the services production sphere defines the basic goal of the Company which is to obtain additional profit by tracking and reacting to the market demands with the further satisfaction of demand for the services.

The understanding of this goal predefines the tendencies and trends of the Company's development:

The first and foremost task of the Company is to keep and to increase the market share of local telephone communication services, currently the total share of income from these services is 43,1% in the total amount of income of the Company. The increase of share of income from this segment is to a considerable extent facilitated by annual industry development as well as by flexible tariff policy.

The total gain of telephone lines for the period under analysis starting from 2000 made 1 041 thousand lines. In addition, one more aspect of this communication industry development is the replacement of analog switching equipment with digital one. The equipment replacement allows for improving the quality of provided services, for introducing additional accompanying services, thus improving servicing and creating competitive advantages at the market. In 2001 the network digitalization made up 33%. In 2004 this indicator is equal to 56,5%.

The tendencies of DLD & ILD services development are connected with the development of alternative communication services, such as IP-telephony, Internet, etc.

This results in decrease of share of income DLD & ILD services in the total share of proceeds. Simultaneously, the dynamics of income from DLD & ILD services is affected by the

decrease of average profit rate per call minute, which is connected with redistribution of outgoing traffic of long- distance communication between intrazonal and trunk traffic; and for international communication between the Baltic States, CIS countries and foreign countries.

For the last three years the largest growth rate is with new communication services, such as Internet, ISDN, IP-telephony, intelligent platform services, etc.

The tendencies of core activity development for 2000 – 2004 are detailed below.

2000

In order to hold the positions at the market and to increase the competitiveness of its services, the Company intensively developed its network and in particular: it upgraded the existing network and continued the construction of the new one with the use of advanced technologies, which served as the foundation for developing new services and occupation of market segments. To achieve this digital telephone exchanges were commissioned, the Company builds digital transmission systems by using hi-tech equipment, introduces digital subscriber radio access equipment, automatic telephone exchange equipment.

In 2000 alternative carriers became more active, especially at the market of data transfer services and Internet. In the nearest future it is possible to expect the emergence of new competitors at this market, and in the first place from natural monopolists, having or constructing transport network (RAO "Unified Energy Systems of Russia", RAO "Gazprom", Russia's Ministry of Railways).

Target strategy of OJSC "Nizhegorodsvyazinform" for the period to 2004 is to increase competitiveness and to develop the production on the basis of already available infrastructure.

One of the main conditions of increasing services competitiveness is application of new technologies (ISDN, Internet, telephone "+", voice mail, IP-telephony). It should be noted, that Internet is one of highly profitable services, for two years of intensive development the Company's share at the Internet market in Nizhny Novgorod reached 30% and in Nizhny Novgorod oblast – about 90%. In 2000 the project "Internet to schools, hospitals, museums of Sovetskyi district of Nizhny Novgorod" was completed (18 schools, 3 hospitals, central library system – in total 45 organizations). This allowed for increasing the number of Internet users up to almost 5000. As of 01.01.2001 the number of Internet subscribers was 4 951 (1400 – as of 01.01.2000). Service-Center was established in Nizhny Novgorod.

In 2000 the Company continued downloading DECT "DRA-1900" subscriber radio access system equipment. As of 1.01.2001 in the oblast there are 960 telephones with radio access.

At inter-station communication network of Nizhny Novgorod city's telephone exchange, the transport communication network SDH was expanded by commissioning a new transport node St-20 in linear mode of STM-4 level.

Installed capacity of SDH transport network was increased by 60 E1 compared to 1999 and as of 01.01.2001 made up 850 streams of E1.

As of 01.01.2001 the installed capacity of city's automatic telephone software-controlled exchanges made up 619231 numbers or 83,9 % of total installed capacity.

By the end of 2000 the city's telephone exchanges in Nizhny Novgorod and in 10 towns of the oblast were in operation their total capacity was 523496 numbers.

In 8 towns of the oblast the city's telephone exchanges were in trial operation. Total capacity of automatic telephone exchanges in these towns made up 43456 numbers.

Time-based billing system of the specified automatic telephone exchanges is in operation since 01.01.2001.

As of 01.01.2001 the installed capacity of rural automatic telephone software-controlled exchanges made up 2048 numbers or 2,3% of the total installed capacity of rural telephone exchanges.

During the year the automatic telephone exchanges of total capacity of 40,8 thousand numbers were put into operation, including in Nizhny Novgorod – 20 thousand numbers, 41 thousand telephone sets were installed, including 35,5 thousand in apartments of citizens. All this allowed to increase the number of telephone sets per 100 residents in the oblast by the end of the year up to 21, 9.

In 2000 the Company continued to install universal payphones of ТМС-БМ-01 type of "Kvarts" make. During the year 116 universal payphones were additionally installed at city's and rural telephone networks.

2001

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent demand.

For the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, upgrading of communication facilities and technological processes, improvement of quality and increase in provided services volumes.

Special attention was paid to the application of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technical base, the Company became the leader.

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital automatic telephone exchanges in such a way so that there is the opportunity of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the opportunity of using modern communication services in its activity.

OJSC "Nizhegorodsvyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the strategic goal of the Company-the leader (managing interregional company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major essential events of the year contributing to improvement of the activity results:

- Automatic telephone exchanges of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;
- 44, 3 thousand telephone sets were installed, including 19, 6 thousand in Nizhny Novgorod, out of them 15, 8 thousand telephones were installed in apartments. This allowed to increase the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;
- The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);
- The development of service centers network in the oblast is continued, in 2001 5 centers were established in Nizhny Novgorod oblast;
- Additional services were provided to 73800 subscribers;
- ISDN services were provided to 467 subscribers;

- 82,4 % of rural telephone exchanges are equipped with automatic number identification function, that allowed to organize automatic long distance telephone communication for rural subscribers;
- For 163 subscribers the telephone sets were installed by using DRA radio equipment;
- 52 universal payphones were installed;
- The first stage of SDH transport network based on synchronous transmission systems was put into operation at Nizhny Novgorod city's telephone exchange in 1997. Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).

The Company pays special attention to the development of services of access to the Internet. The Company has designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsvyazinform" took the leading positions in providing dial-up access to Internet. The users are provided the entire range of services of data transfer network, starting from dial-up access to organization of gateways, leased channels and creation of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long-distance communication channels. In Nizhny Novgorod oblast this service is provided to 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

In 2000 the Company won the tender for realization of the program "Internet to schools, hospitals, museums". In 2001 21 school, 1 hospital and 1 library were connected to Internet via an allocated channel.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 nodes of access to data transfer network in Nizhny Novgorod and 9 nodes of access in Nizhny Novgorod oblast were put into operation and modernized.

The Company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the Company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There were a number of consultations (video conferences) with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide end-to-end services to customers as regards the organization of communication on the basis of advanced technologies: from installation of a telephone set to the development and realization of corporate network as per the customer's requirements. By the end of the year 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002

Under the conditions of the Company's incorporation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the Company continues intensive activity in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.

By the end of the year the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 thousand numbers.

By the end of 2002 time-based billing system of calls cost was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in the Republic of Mordoviya.

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. The capacity of rural telephone exchanges equipped with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability and the quality of work of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the Company.

OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of OJSC "VolgaTelecom" branches there are in operation TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Maryi El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom".

One of the main tasks is to strengthen positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over allocated lines.

By the end of 2002 in the Volga region the number of users with dial-up access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the Company's share at the market of dial-up access to Internet is 52%.

The number of customers for access services over the allocated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points with xDSL technology was 583, 48% out of them were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 directions:

- The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;
- The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the "last mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from **CS1** set (free phone - **FPH**, voting over telephone - **VOT**, call with additional payment - **PRM**, call by pre-paid card - **PCC**), and one service (universal access number - **UAN**) – for testing and further certification.

2003

Financial and economic and production indexes of OJSC "VolgaTelecom" for 2003 reflect the efficiency of the incorporation of regional communication enterprises into the joint interregional company which has been finished by the end of 2002.

By the results of the year the Company achieved the planned level of income and profit.

The gain of income from rendering telecommunications services for the entire Company amounted to **3 653 541** thousand rubles.

The income gain was ensured due to the development of telecommunication industries, the increase in outgoing paid exchange, increase in tariffs, and the change of procedure of formation of tariffs on local telephone connections for privileged consumer categories (veterans, invalids), the obtaining of income for the incoming traffic from OJSC "Rostelecom" over long-distance and international telephone communication, and namely:

- ► the network development and the increase in long-distance exchange by 1 971 795 thousand rubles or by 54 %;
- ► increase in telecommunications services tariffs - 1 396 762 thousand rubles or 38 % of the gain sum, including due to the increase in tariffs for telecommunications services regulated by the government, by 1 028 965 thousand rubles or 28 % of the total sum of income gain;
- ► the change of calculation methods in regard of services rendered by OJSC "Rostelecom" by 284 984 thousand ruble or 8 % from the total sum of income gain.

The Company's potential formed after the incorporation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

As of January 01, 2004 the **total installed capacity of city and rural telephone exchanges amounted** to 4462 thousands lines.

For the previous year automatic telephone exchanges with total capacity of 455,5 thousand lines were commissioned. During 2003 the installed capacity of city and rural telephone exchanges grew by 224 thousand lines, the growth rate vs. the previous year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephone communication grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and by the results of the year amounted to 14,2 %.

The total extension of long-distance channels as of January 01, 2004 amounted to 15236,8 thousand channel/km, the gain for 2003 - 3630,7 thousand channel/km, including of digital network 12983,4 thousand channel/km (85,2 %), the gain – 3859,9 thousand channel/km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (11537,5 thousand channel/km - 88,9%) and plesiochronous (1445,9 thousand channel/km -11,1%) digital hierarchy.

In the report year the production activity of OJSC "VolgaTelecom" cable industry employees was aimed at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in income and reduction of operational costs. So in 2003 the works aimed at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally outdated exchanges of OP ETK-KS network и and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk town.

In the fourth quarter of 2003 according to the investment plan, in the branch in the Republic of Chuvashiya the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" (Moscow city) was completed.

In Orenburg oblast's radio-TV transmission centre OJSC "VolgaTelecom" finished the works on changing over the space communication receiving stations from analog to digital mode of "DMT-1000" type - 268 sets.

9 radio broadcast transmitters were installed – in Kirov branch, branch in the Republic of Mordoviya, in Orenburg and Samara branches, for the purpose of broadcasting the program "Radio of Russia" in the zones of intermittent reception of RTRS VGTRK transmitters, for the change over of subscribers from wire broadcast to on-the-air reception of programs.

The first phase of cable television was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable television got the opportunity of high-rate access to the Internet.

The number of cable television subscribers grew in the branches of Republics of Chuvashiya and Maryi El. MMDS system functions in Samara branch (Syzran and Toliyatti towns). The construction of the first phase of cable television network in Orenburg has been completed.

The introduction by the branches of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow to win successfully subscribers at the competitive market of Internet services. The new service introduced by Saratov's branch "Internet - free access" became popular and effective.

The number of the Internet-users is now 190 thousand, out of them the largest part – 50 thousand in Nizhny Novgorod branch. The construction of access nodes using digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI, assured the growth of the number of users of dial-up Internet access services.

The market situation shows the essential interest of enterprises in connection to OJSC "VolgaTelecom" data transmission networks for the purpose of consolidation of available segments into unified corporate networks of data transfer at regional and interregional level. For example, the contracts with RTCom.RU for the connection of objects of Federal Target Program "Electronic Russia", all the branches participated in their realization.

The other important trend of activity is the promotion of intelligent network services. If in 2002 the income from Intelligent network services of the entire interregional company amounted to about 12 million rubles, then in 2003 it has achieved 94,8 million rubles (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the branches in the Republic of Udmurtiya, and also Penza branch and Ulyanovsk branch.

In the Republic of Maryi El the start of operation of service telephone card platform based on AVAYA facilities was successful.

In Ulyanovsk city in 2003 IP-telephony service by using prepaid cards was introduced.

In the branch in the Republic of Udmurtiya the services are successfully developed on the basis of intellectual platform "Protey". At present, the uniform reference services "09" of Izhevsk city and of the Republic, and also manual switch shop of trunk line exchange are changed over to the contact-center 'Protey" platform. The system of automatic information on the customer account status of residential sector subscribers, of providing information on long-distance tariffs and codes is started. Service telephone cards in Udmurtiya are the universal instruments of payment for the telephone communication services and for the cellular communication and the access to the Internet.

2004

Year 2004 showed that consolidated Company OJSC "VolgaTelecom" continues to grow with good dynamics and also has the potential for the development in the future. The consolidation in 2002 allowed for creation of competitive company, for holding dominant position actually in all segments of telecom market of the Volga Federal district – one of the most economically developed regions of Russian Federation. In 2004 the proceeds amounted to **18 605 million** rubles which is by 3 928 million more than for the similar period of the past year or by 26,8%.

The Company's basic sources of revenues in 2004:

► Revenues from **local phone connections** amounted to 5665,4 million rubles. By the end of 2004 the number of local PSTN subscribers was 4343 thousand.

► 1 504,1 million rubles of revenues were received by the Company from **providing access** to telephone network (access to local PSTN was granted to 335 000 basic phone sets) or on average 4,5 thousand rubles per each installation.

► Revenues received due to the increase in **DLD & ILD exchange** connected with the Company's network development. The revenues of this sector amounted to 6 454,7 million rubles. By the results of the year DLD & ILD exchange was 2316,1 million minutes and vs. 2003 it grew by 116,1%.

► Dynamical development of services provided by means of **new technologies.** In 2004 the percentage of new services in the total volume of communication services was 5,2%. The revenues amounted to 938,2 million rubles. During the last three years over 1 348 million rubles were invested into the development of this sector.

► Revenues from **termination and traffic transit services** amounted to 2 019,8 million rubles. The percentage of revenues from terminated operators in the total volume of communication services grew from 5,5% (by the results of 2003) to 11,1% (by the results of 2004).

During 2004 at Inter-Regional Company (IRC) "VolgaTelecom" **PSTNs** the construction and putting into operation of the equipment at 82 city's phone exchanges of total capacity of 491445 numbers was completed.

Digital phone exchanges made the main input of installed capacity at PSTNs. For 2004 the share of digital exchanges in the total capacity of switching equipment at IRC PSTNs increased from 54,86 % to 63,42 %.

Occupation efficiency of installed capacity of all ATXs installed at OJSC "VolgaTelecom" PSTNs increased from 93,2 to 93,6 %.

As of 01.01.2005 the number of ATXs in cities, towns and settlements amounted to 792 with total installed capacity of 3963,73 thousand numbers.

For 2004 the gain of basic phone sets amounted to 215390. with the commissioning of new ATXs the number of city's phone sets having the feature of automatic access to DLD phone network increased by 214,76 thousand lines and amounted to 3604,22 thousand lines.

The number of basic phone sets per 100 residents amounted to 26,8 and in the oblast's centers it made out 29,0.

In 2004 **rural phone network** was further developed. During the year 163 ATXs of total capacity of 64858 lines were commissioned, at the same time 27856 lines of outdated equipment of crossbar and quasi-electronic exchanges were dismounted. The gain of installed capacity of rural phone network amounted to 24 684 lines.

After reuse of dismantled equipment of crossbar ATXs the existing exchanges in the Company's branches were expanded by total capacity of 1770 lines.

As of 01.01.2005 5002 phone exchanges of total installed capacity of 746957 lines are in operation in rural settlements. After fulfillment of development plan the occupation efficiency of installed capacity increased from 87,6 % to 89,3%.

The installed capacity of digital ATXs at rural communication network increased by 43753 lines and by the end of 2004 it made out 148981 lines or 19,99 % of total installed capacity of the switching equipment. The growth per the year was 5,74 %.

As of 01.01.05 the total extension of **DLD phone channels** 19988,2 thousand channel-km, including of digital network - 18228,2 thousand channel-km (91,2 %). The gain of the channels extension made out 4751,4 thousand channel-km, including the gain of digital network - 5244,8 thousand channel-km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (16878,4 thousand channel-km - 92,6%) and plesiochronous (1349,8 thousand channel-km - 7,4 %) digital hierarchy.

Out of the total channels length the extension over cable transmit lines made out 94,4 % (18871,4 thousand channel-km), out of these 89,9 % (16957,8 thousand channel-km) fall on fiber-optic cables.

In 2004 OJSC "VolgaTelecom" branches carried out the following arrangements to modernize **recording communication** network.

Phone-telegraph systems were dissolved at trunk line and intra-zonal directions (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

100 baud channels are organized at hops Nizhny Novgorod – Samara, Samara – Novosibirsk, Samara – Nizhny Novgorod and at some intra-zonal hops of the branches.

In Samara branch of OJSC "VolgaTelecom" "ATOL" circuit switch was replaced with "ПЦК-64" mini-switch and links KC-KK were organized in Nizhny Novgorod city.

In Yoshkar-Ola town integrated exchange with 300 connection points was put into operation. In OJSC "VolgaTelecom" branch in Chuvashiya Republic telegraph switching server "Vector-2000" was installed, it includes switching, channeling equipment and the software designed for organizing the process of transmit, collection, processing and storing of incoming and outgoing recording (telegraph) correspondence. The equipment operates on the existing communication network and allows for using the advantages of modern digital communication networks in telegraphy.

In 2004 OJSC "VolgaTelecom" branches continued the activities of change over from unprofitable rural **wire** broadcasting to on-air broadcasting.

During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total reduction made out 538974 public loudspeakers, 515 000 public loudspeakers were switched over to on-air broadcasting. As of 01.01.05 the number of public loudspeakers switched over to VHF-FM broadcasting made out 1650 000 units.

In large cities, towns and in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and the transmitters "МПВ", "УПТВ-2x30', "УПТВ-2x120") – 42 radio centers were renovated in the following branches: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, the Republic of Udmurtiya and the Republic of Mordoviya.

In order to improve the reliability and quality of operation of **TV broadcasting** facilities in Orenburg Radio Tx Rx Center the following was done:

– 100 W TV transmitters "РПТДА" located in settlements Bogorodskoe, Burtinskyi, Marxsovskyi, Nokolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhntpavlushkino, Pervomaiskyi were replaced with transmitters "ТСА-100Д", "ТСА-100М" and "АВТ" correspondingly;
– "ДМТ-1000" digital receive satellite system was installed in village Mezhdurechie of Belyaevsk district instead of on-air receive of Orbit-4 program.

Cable TV network was commissioned in 6 areas: in Kirov oblast (Kirov city), in Orenburg oblast (Orenburg city), in Samara branch (Samara city, Neftegorsk town), in the Republic of Maryi El (Kozmodemiyansk town), and in the Republic of Mordoviya (Ruzaevka town). The expansion of cable TV network is continued in Nizhny Novgorod city, in the Republic of Maryi El and in

Chuvashiya Republic. In Samara branch MMDS network was expanded and now it also covers the area of Otradnoe village. The number of TV broadcasting channels was increased: in Syzran town to 23 channels and I Toliyatti town – to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and by the end of 2004 it made out 224 000 of potential subscribers. The gain of cable TV subscribers for the year made out 18104 subscribers. And as of 01.01.05 the number of cable TV subscribers amounted to 126124 users.

New services

In 2004 the number of active Internet dial-up access users was 341 000. Over 8 200 ports were equipped to organize leased line access.

Annually the number of Internet users is growing by 1,7 – 2 times.

The gain of equipped ports for providing leased line access made out about 5 000, the growth rate is 250%.

The growth of leased line access users is achieved due to active implementation of xDSL wideband digital access service. By the results of 2004 in Inter-Regional Company the number of connection points by xDSL technology exceeded 4,6 thousand, the largest number of xDSL ports (2,5 thousand or 54%) are equipped in Nizhny Novgorod branch.

"Internet-density" characterizing the percentage of OJSC "VolgaTelecom" phone communication subscribers who are using the Company's services of provision of dial-up access to Internet increased to 7,8 %. This growth was facilitated by the development of "Internet for all" service which is very popular with general public.

One of the largest projects is the construction of OJSC "VolgaTelecom" Intelligent network on the basis of uniform platform. At present the first phase is completed – the construction of Intelligent network in Nizhny Novgorod branch of OJSC "VolgaTelecom".

The purpose of the project is to provide the services of Intelligent network on the territory of the Volga region. The following services were selected for realization: free phone, voting over telephone, universal access number, uniform service card and call with additional payment.

FPH, VOT, UAN and PRM services are realized in OJSC «VolgaTelecom" Nizhny Novgorod branch on the basis of Tellin® Intelligent platform (Huawei Technologies). At present in the branch of the Republic of Udmurtiya VOT and USC services are realized on the basis of Ericsson AXE-10 switch.

Call Service Centers development

Firmware of CSC is installed in 3 branches of the Company:

- In the Republic of Maryi El (on the basis of Definity equipment, the number of automated work stations - 50);
- In Nizhny Novgorod branch (on the basis of Definity equipment, the number of automated work stations – 65)
- In the Republic of Udmurtiya (on the basis of "Protey" platform, the number of automated work stations - 52)

In other 8 branches the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. As of year 2005 beginning the total number of automated work stations at CSC is 585.

During 2004 the Company spent 6964,5 million rubles of **capital investments**, which is by 2 450,5 million rubles more vs. 2003.

539 618 lines of local phone communication were commissioned during 12 months of year 2004. As compared with 2003 the commissioning of facilities in 2004 grew by 24,5 %.

GSM cellular communication network was expanded in the branch in the Republic of Maryi El by 51 000 numbers, and in Samara branch by 6,6 thousand numbers on the basis of BS NMT-450 equipment.

2652 km of intrazonal transmit lines were constructed;

22 170 DLD channels at automated trunk line exchanges were commissioned;

13 666 m^3 of commercial objects were constructed.

- in Nizhny Novgorod branch communication center buildings were constructed in village Sechenovo and Parizhskoi communy settlement;
- in Orenburg branch additional building to communication center structure and to garage was constructed in Sorochinsk town;
- in Saratov branch additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.

During 2004 the expenses for the development of local telephone communication amounted to 4 434,9 million rubles or 63,7 % of the total volume of investments. The investments to DLD telephone communication amounted to 754,2 million rubles or 10,8 % of the total volume of investments. Investments to mobile communication development amounted to 191,6 million rubles (2,8% of the total volume of investments). 500,6 million rubles or 7,2 % were spent for the development of new services and technologies, which is by 84 million rubles more than in 2003.

In 2004 the 1-st phase of "Inter-regional multi-service corporate data transfer network of OJSC "VolgaTelecom" project was realized.

The object of investment is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC "VolgaTelecom" of the total estimated cost of 261,5 million rubles.

Basic indexes of OJSC "VolgaTelecom" operating efficiency

	Index description	Measure unit	2000	2001	2002	2003	2004
1.	Proceeds per a line	Rubles	**1 959**	**2354**	**2906**	**3662**	**4 314**
2.	Profit from core activity per a line	Rubles	**433**	**516**	**840**	**1051,5**	**1 238**
3.	Proceeds per a registered employee	Thousand rubles	**119,2**	**154,6**	**214,4**	**297,8**	**389,8**
4.	Profit from core activity per registered employee	Thousand rubles	**26,4**	**33,9**	**62,0**	**81,7**	**111,9**
5.	Number of lines per registered employee	Lines	**60,9**	**65,7**	**73,6**	**77,7**	**90,4**
6	Phone sets density per 100 residents (total)	Phone sets	**17,82**	**18,64**	**19,70**	**20,9**	**22,5**
7	Prime cost of a production unit	Ruble/100 rubles of proceeds	**77,9**	**78,1**	**71,1**	**71,5**	**71,3**
8	Profitability of sales (operating margin)	%	**22,1**	**21,9**	**28,9**	**28,5**	**28,7**
	By net profit	%	**13,5**	**10,1**	**15,9**	**19,1**	**15,5**

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

General meeting of shareholders,
The Board of directors (collegial management body)
General Director (the issuer's single executive body)
Management board (the issuer's collegial executive body)

The issuer's shareholders general meeting competence as per its Charter:

General meeting of shareholders is the Company's supreme management body.

The following issues are within the competence of shareholders general meeting (items 12.2 – 12.3 of the Charter):

1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors, carried out by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

7) increase in the Company's charter capital by the increase in the shares face value, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

8) increase in the Company's charter capital by placement of additional shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

9) increase in the Company's charter capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

10) decrease in the Company's charter capital by the decrease in the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and early termination of their office,

the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's reports on profits and losses (profits and losses accounts), and also distribution of profit, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

16) passing resolution on approval of related party transactions, the resolution on which is adopted in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by the majority of three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

18) passing resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

21) passing resolution on reimbursement for the Company's account of the expenses for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not passed the resolution on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

22) release of a person, who independently or jointly with his affiliated persons acquired 30 and more percent of placed ordinary shares of the Company, from responsibility to acquire shares from other shareholders of the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting, excluding the votes by shares belonging to the specified person and his affiliated persons;

23) passing resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;
24) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter.

Competence of the Board of directors of the issuer in accordance with its Charter:

The Board of directors is the Company's collegial management body, carrying out general management of the Company's activity.

The Company's Board of directors, consisting of 11 persons, is annually elected by annual general meeting of shareholders by cumulative voting.

The following issues are related to the competence of the Company's Board of directors (item 13.4 of the Charter):

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;
3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;
5) determination of the date of making up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;
6) preliminary approval of the Company's annual report;
7) increase of the Company's charter capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;
8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;
9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";
11) passing resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;
14) recommendations on the size of dividend on shares, on the form and the date of its payment, approval of internal document on dividends on the Company's shares;
15) the use of reserve fund and other funds of the Company;

16) control over the procedures of internal control;
17) recommendations on the size of remunerations and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including defining of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision, carrying out the functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provision on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of the Company's assets book cost defined by the data of its accounting statement as of the last report date;
20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's balance-sheet assets cost defined by the data of its accounting statement as of the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;
21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";
22) defining basic principles of construction of the Company's organizational structure;

23) establishment of branches, opening of representation offices, their liquidation, approval of Provisions on them;
24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;
25) approval of annual budgets, strategies and programs of branches development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;
26) appointment of single executive body (General Director), defining the term of his/her authority, and also early termination of his/her office;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, and also early termination of the authority of the Management board members;
29) coordination of occupation by the person, carrying out the functions of singe executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;
30) permission to the person, carrying out the functions of single executive body, to combine these functions with work in paid jobs in other organizations;
31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;
32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the back office of the Company's Corporate secretary;
33) approval of terms and conditions of contracts (additional agreements), concluded with the General Director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions

on which should be adopted by the Board of directors in accordance with the specified contracts;
34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other organizations by way of purchase, sales of shares, equity stake of other organizations, and also by way of making additional contributions into charter capitals of these organizations;
35) taking the decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;
36) taking the decisions on the issues of the agenda of general meetings of affiliated companies (supreme management bodies of other organizations), in which the Company is a sole participant;
37) defining the procedure of interaction of the Company with organizations in which the Company participates;
38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;
39) approval of an internal document on the issues of disclosing the information about the Company;
40) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competence of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;
41) other issues stipulated by Federal law "On joint stock companies" and the Charter.

The issues referred to the competence of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

The competence of single and collegial executive bodies of the issuer in accordance with its Charter:

General Director – single executive body carrying out the management of the Company's current activity. General Director is appointed by the Company's Board of directors.

General Director takes decisions on the issues not referred by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

General Director carries out the functions of the Chairman of the Company's Management board.

General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

The Company's Board of directors has the right at any time to take the decision on early termination of authority of the Company's General Director and cancellation of the contract with him/her.

Management board is a collegial executive body, organizing the execution of resolutions

of shareholders general meeting and the decisions of the Company's Board of directors.

Quantitative and personal structure of the Management board is defined by the decision of the Company's Board of directors at the motion of the General Director, members of the Company's Board of directors.

The following issues of the management of the Company's current activity are referred to the competence of the Management board (item 14.4):

1) elaboration of motions on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, motions on introducing modifications to the specified documents;

2) approval of internal control procedures;

3) defining staff and social policy of the Company;

4) approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;

5) preparation of materials and drafts of resolutions on the issues subject to consideration at the shareholders general meeting, Board of directors and presentation of the materials to the committees of the Board of directors;

6) organizational-technical provision of the Company's bodies activity;

7) defining technical, finance-economic and tariff policy of the Company and the branches;
8) defining accounting policy, control over perfection of the methods of book keeping and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;
9) defining the methods of planning, budgeting and controlling of the Company and the branches;
10) defining the policy of ensuring the security of the Company and the branches;
11) defining the procedure of vesting the property to the branches and taking of property settled on the branches;
12) defining quantitative structure and appointment of members of collegial executive bodies of the branches, and also early termination of their authority, approval of Provision on a collegial executive body of a branch;
13) preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts;
14) approval of terms and conditions of contracts (additional agreements) concluded with the members of collegial executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified contracts;
15) approval of quarterly budgets of the branches, introduction of modifications into the specified documents;
16) analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their work perfection;

17) approval of internal documents regulating the issues within the competence of the Company's Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors;

18) approval of the Company's organizational structure, including basic functions.

On March 11, 2004 (minutes № 30) the issuer's Board of directors approved the internal document establishing the rules of the issuer's corporate governance – "The Code of corporate

governance of OJSC "VolgaTelecom" (see appendix).

The text of the issuer's Code is available in the Internet at:

http://www.vt.ru/?id=308

The text of the issuer's Charter in force and internal documents regulating the issuer's bodies activity are available in the Internet at:

http://www.volgatelecom.ru/?id=261

http://www.volgatelecom.ru/?id=259

http://www.volgatelecom.ru/?id=260

http://www.volgatelecom.ru/?id=314

On March 30, 2005 (minutes № 26) the issuer's Board of directors approved "Provision on dividend policy of OJSC "VolgaTelecom" (see appendix).

Internet address is:

http://www.volgatelecom.ru/?id=318

5.2. Information about the persons making up the structure of the issuer's management bodies

Members of the Board of directors (collegial executive body) of the issuer.

The Board of directors

Chairman: ***Yurchenko Evgenyi Valerievich***

Members of the Board of directors:

Andreev Vladimir Alexandrovich

Year of birth: ***1951***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 - present time***

Organization: ***the Volga State Academy of Telecommunications and informatics***

Post: ***head of a chair***

Period: ***1999 - present time***

Organization: ***state education institution of higher professional education***

Post: ***rector***

Period: ***2002 - present time***

Organization: ***Regional public association "Academy of telecommunications and informatics"***

Post: ***president***

Period: ***2002 - present time***

Organization: ***the Volga association of engineers "TELEINFO"***

Post: ***Vice-president***

Period: ***2004 – present time***

Organization: ***OJSC "VolgaTelecom"***

Post: ***member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependant companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Ivtelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Kaluga oblast***
Post: ***Chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director – chief of the sector of representatives of Corporate Management Department***

Period: ***2000 - 2000***
Organization: ***OJSC "Karachayevo -CherkesskElektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Svyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Rostov oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of the Republic of Adygei***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Equity stake in charter capital of the issuer: ***0,00061%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependant companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2000 - 2003***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***2000 – 2003***
Organization: ***CJSC "Nizhegorodpromstroibank"***
Post: ***member of the Board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***CJSC "TeleRoss – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Post: ***member of the Board of directors***

Period: ***2000 – present time***
Organization: ***Non-government pension Fund "Doveriye"***
Post: ***Chairman of the Fund's council***

Period: ***2000 - 2003***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***2000 - 2003***
Organization: ***CJSC "Transsvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***CJSC "Ericsson svyaz"***
Post: ***member of the Board of directors***

Period: ***2000 – present time***
Organization: ***CJSC "Sotel – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***2000 - 2003***
Organization: ***CJSC Commercial bank "ONEXIM - VOLGA"***
Post: ***member of the Bank's council***

Period: ***2000 - 2004***

Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chairman of the Management board***

Period: ***2000 - 2004***
Organization: ***CJSC "Nizhegorodskyi radiotelephone"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Ulyanovskelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Saratovelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2001 – 2004***
Organization: ***The union of manufacturers and consumers of communication equipment***
Post: ***member of the Board of directors***

Period: ***2001 – present time***
Organization: ***Non-commercial partnership "The center of investigation of telecommunication development problems"***
Post: ***member of the partnership council***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Samara oblast***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Orenburg oblast***
Post: ***member of the Board of directors***

Period: ***2002 – 2004***
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Tatincom – T"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: ***"Autonomous non-commercial organization "Nizhny Novgorod research centre of market environment and corporate relations»***
Post: ***member of the center's council***

Equity stake in the charter capital of the issuer: ***0,14895%***
Stake of the issuer's ordinary shares: ***0,14072%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Bobin Maxim Victorovich
Year of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***lawyer***

Period: ***2000 – present time***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***legal department head***

Period: ***2001 - 2002***
Organization: ***Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation***
Post: ***teacher at the chair of international law***

Period: ***2001 - 2003***
Organization: ***OJSC "Science and Production Association "Plastik"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "Abrasive factory "Ilyich"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***CJSC "Metrocom"***
Post: ***director of Marketing and development department***

Period: ***2000 - 2000***
Organization: ***CJSC "Comcor -TV"***
Post: ***first deputy of the General Director***

Period: ***2000 - 2001***
Organization: ***LLC "DTS"***
Post: ***deputy of the General Director***

Period: ***2001 - 2001***
Organization: ***CJSC "Company TransTeleCom"***
Post: ***advisor to president***

Period: ***2001 – present time***
Organization: ***CJSC "Professional Telecommunications"***
Post: ***General Director***

Period *2004 – present time*
Organization: *OJSC "Tetrasvyaz"*
Post: *General Director*

Period: *2001 – present time*
Organization: *CJSC "Professional Telecommunications"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *CJSC "Radiotel"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Dudchenko Vladimir Vladimirovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: *2001 – present time*
Organization: *Moscow representation office of "NCH Advisors Inc."*
Post: *analytical department head*

Period: *2000 - 2001*
Organization: *Moscow representation office of "NCH Advisors Inc."*
Post: *consultant*

Period: *2000 – present time*
Organization: *OJSC "Vladimirenergo"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Organization: *OJSC "Svyaz" of Komi Republic*

Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Kirovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Southern Telecom Company"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Romskyi Georgyi Alexeevich
Year of birth: ***1956***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "Saint-Petersburg long distance, international telephone"***
Post: ***technical director***

Period: ***2000 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the General Director***

Period: ***2000 - present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: *2001 - 2002*
Organization: *OJSC "Central telegraph"*
Post: *member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Southern Telecom Company"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "MGTS"*
Post: *member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Giprosvyaz"*
Post: *Chairman of the Board of directors*

Period: *2001 - 2001*
Organization: *OJSC "Uraltelecom" of Sverdlovsk oblast*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of Kaliningrad oblast*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *CJSC "Globus – Telecom"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Sibirtelecom"*
Post: *Chairman of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *CJSC "Mobitel"*
Post: *member of the Board of directors*

Period: ***2003 - 2004***
Organization: ***CJSC "Mobitel"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Management board***

Period: ***2004 – present time***
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: ***2005 - present time***
Organization: ***OJSC "Southern Telecom Company"***
Post: ***General Director***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Savchenko Victor Dmitrievich
Year of birth: ***1960***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***Ministry of Justice (Presidium of the Inter-republic Bar)***
Post: ***attorney***

Period: ***2002 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***director of the department of legal provision***

Period: *2002 - 2002*
Organization: *OJSC "Khantymansiyskokrtelecom"*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Moscow city telephone network"*
Post: *member of the Board of directors*

Period: *2003 - 2003*
Organization: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Central telegraph"*
Post: *member of the Management board*

Period: *2004 - present time*
Organization: *LLC "South Ural cellular telephone"*
Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: *none*
Stake of the issuer's ordinary shares: *none*
Stake in affiliated/dependent companies of the issuer: *none*
Stake of ordinary shares in affiliated/dependent companies of the issuer: *none*

Fedorov Oleg Romanovich
Year of birth: *1968*
Education: *higher education*

Posts held during the last 5 years:
Period: *2000 - 2002*
Organization: *SRO NAUFOR*
Post: *member of the Management board*

Period: *2000 – 2003*
Organization: *Association for the investors rights protection*
Post: *head of the group of independent directors with the Association*

Period: *2000 - 2000*
Organization: ***SRO NAUFOR***
Post: ***head of the Department of the investors rights protection***

Period: ***2000 - 2002***
Organization: ***SRO NAUFOR***
Post: ***director of NAUFOR Consulting center***

Period: ***2000 - 2001***
Organization: ***SRO NAUFOR***
Post: ***head of the Department for infrastructure and competition at the securities market***

Period: ***2002 - 2003***
Organization: ***OJSC "Kalugaenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***deputy to the executive director***

Period: ***2002 - 2003***
Organization: ***OJSC "Astrakhanenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2004***
Organization: ***OJSC "Nizhnovenergo"***

Post: ***member of the Board of directors***

Period: ***2003 - 2004***
Organization: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finances department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "Svyazinvest"***
Post: ***leading expert of the sector of liquidity increase program of the Department of securities***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinvest"***
Post: ***head of the sector for investors' relations, development of shares secondary market of the securities Department***

Period: ***2000 - 2001***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***Chairman of the Board of directors***

Period: ***2001 – 2004***
Organization: ***OJSC "Svyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of the Department of securities***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - 2004***
Organization: ***OJSC "Lensviayz"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***director of the Department of stock capital***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Yurchenko Evgenyi Valerievich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***CJSC Bank "MENATEP Saint-Petersburg"***
Post: ***branch manager***

Period: ***2001 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***head of the regional center "South-West", vice-president***

Period: ***2002 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***member of the Management board***

Period: ***2002 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the General Director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – 2004***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Organization: ***OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***

Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2003 – 2004***
Organization: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2004– present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "RTK – Leasing"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "RTCom.RU"***
Post: ***member of the Board of directors***

Period: ***2003 - 2004***
Organization: ***CJSC "RusLeasingSvyaz"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "RTK – Invest"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: ***Non-government pension fund "Telecom - Soyuz"***
Post: ***member of the fund's council***

Period: ***2003 – present time***
Organization: ***OJSC JSCB "Svyaz – Bank"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "CenterTelecom"***

Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Board of directors***
Period: ***2004 - present time***
Organization: ***CJSC "Registrator -Svyaz"***
Post: ***member of the Board of directors***

Period: ***2005 - present time***
Organization: ***Company "Comstar united telesystems"***
Post: ***deputy to the General Director***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Single and collegial bodies of the issuer's management.

Single executive body, and also members of collegial executive body of the issuer:
The issuer's single executive body: ***Lyulin Vladimir Fedorovich***

Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2000 - 2003***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***2000 – 2003***
Organization: ***CJSC "Nizhegorodpromstroibank"***
Post: ***member of the Board of directors***

Period: *2000 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2000 - 2001*
Organization: *CJSC "TeleRoss – Nizhny Novgorod"*
Post: *member of the Board of directors*

Period: *2000 - 2001*
Organization: *All-Russia CJSC "Nizhegorodskaya Yarmarka"*
Post: *member of the Board of directors*

Period: *2000 – present time*
Organization: *Non-government pension Fund "Doveriye"*
Post: *Chairman of the Fund's council*

Period: *2000 – 2003*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *member of the Board of directors*

Period: *2000 - 2003*
Organization: *CJSC "Transsvyaz"*
Post: *member of the Board of directors*

Period: *2000 - 2002*
Organization: *CJSC "Ericsson svyaz"*
Post: *member of the Board of directors*

Period: *2000 – present time*
Organization: *CJSC "Sotel – Nizhny Novgorod"*
Post: *member of the Board of directors*

Period: *2000 - 2003*
Organization: *CJSC Commercial bank "ONEXIM - VOLGA"*
Post: *member of the Bank's council*

Period: *2000 - 2004*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *2004 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: ***Chairman of the Management board***

Period: *1999 - 2004*
Organization: *CJSC "Nizhegorodskyi radiotelephone"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosvyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosvyaz"*
Post: *member of the Board of directors*

Period: *2001 – 2004*
Organization: *The union of manufacturers and consumers of communication equipment*
Post: *member of the Board of directors*

Period: *2001 – present time*
Organization: *Non-commercial partnership "The center of research of telecommunication development problems"*
Post: *member of the partnership council*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of Samara oblast*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Martelcom"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Elektrosvyaz" of Orenburg oblast*
Post: *member of the Board of directors*

Period: *2002 – 2004*
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Tatincom – T"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: ***Autonomous non-commercial organization "Nizhny Novgorod research centre of market environment and corporate relations"***
Post: ***member of the center's council***

Equity stake in the charter capital of the issuer: ***0.14895%***
Stake of the issuer's ordinary shares: ***0,14072%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Vystorop Vasilyi Petrovich
Year of birth: ***1949***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of mobilization preparation and emergency situations department***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***

Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***
Grigorieva Lyubov Ivanovna
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***LLC "First independent registrar"***
Post: ***Chairman of the board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***
Post: ***member of the Board of directors***

Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Kirovelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***

Organization: *CJSC "RusLeasingSvyaz"*
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***LLC "The First independent registrar"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Orenburg - GSM"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Saratov Mobile"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Tatincom – T"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Public telephone Saratov"***
Post: ***member of the Board of directors***

Period: ***2004 - 2004***
Organization: ***CJSC "Digital networks of Udmurtiya - 900"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "ICN "Omrix"***

Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Ulyanovsk GSM"***
Post: ***member of the Board of directors***
Equity stake in the charter capital of the issuer: ***0.00015%***
Stake of the issuer's ordinary shares: ***0,00021%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Republic of Mordoviya***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Chuvash Republic***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Evdokimov Oleg Lvovich
Year of birth: ***1963***

Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***leading engineer***
Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director (new and information technologies)***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 – 2004***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***Chairman of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "ICN "Omrix"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.00016%***
Stake of the issuer's ordinary shares: ***0,00009%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Elkin Sergey Leonidovich
Year of birth: ***1949***
Education: ***higher education***

Posts held during the last 5 years:

Period: *2000 - 2001*
Organization: *OJSC "UdmurtTelecom"*
Post: *member of the Management board*

Period: *2000 - 2001*
Organization: *OJSC "UdmurtTelecom"*
Post: *first deputy to the General Director*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of Samara oblast*
Post: *Chairman of the Management board*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of Samara oblast*
Post: *General Director*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director – director of "Samaraelektrosvyaz" branch*

Period: *2002 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director – director of Samara branch*

Period: *2003 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Equity stake in the charter capital of the issuer: *0,04756%*
Stake of the issuer's ordinary shares: *0,05637%*
Stake in affiliated/dependent companies of the issuer: *none*
Stake of ordinary shares in affiliated/ dependent companies of the issuer: *none*

Kirillov Alexander Ivanovich
Year of birth: *1956*
Education: *higher education*

Posts held during the last 5 years:
Period: *2000 – present time*

Organization: ***CJSC "Pulse - Radio – Yoshkar-Ola"***
Post: ***Chairman of the Board of directors***

Period: ***2000 – present time***
Organization: ***CJSC "Pulse - Radio"***
Post: ***Chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Martelcom" of Maryi El Republic***
Post: ***General Director***

Period: ***2002 – 2004***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director - director of the branch in Maryi El Republic***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Martelcom" branch of Maryi El Republic***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director (technical director)***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0.06681%***
Stake of the issuer's ordinary shares: ***0,08757%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Korolkov Oleg Animpadistovich
Year of birth: ***1941***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 – present time***
Organization: ***CJSC "Saratov system of cellular communication"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Saratovelektrosvyaz"***
Post: ***General Director***

Period: ***2000 - present time***
Organization: ***CJSC "Public Telephone Saratov"***
Post: ***Chairman of the Board of directors, member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Saratovelektrosvyaz" branch***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Saratov branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0.10259%***
Stake of the issuer's ordinary shares: ***0,12359%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kormilitsyna Lyudmila Alexeevna
Year of birth: ***1955***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "Rostovelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***

Organization: ***OJSC "Svyazinvest»***
Post: ***head of sector of communication Department***

Period: ***2000 - 2002***
Organization: ***OJSC "Yamalelektrosvyaz"***
Post: ***Chairman of the Board of directors***
Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinform" of Penza oblast***
Post: ***Chairman of the Board of directors***

Period: ***2001 - 2005***
Organization: ***OJSC "Svyazinvest»***
Post: ***deputy to the director of communication Department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 - 2003***
Organization: ***OJSC "Southern Telecom Company"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest»***
Post: ***deputy to the chief of sector of representatives of corporate governance Department***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Petrov Mikhail Victorovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***CJSC "Saratov-Mobile"***
Post: ***General Director***

Period: *2001 – present time*
Organization: *CJSC "Nizhny Novgorod Cellular Communication"*
Post: *General Director*

Period: *2003 – present time*
Organization: *CJSC "Nizhny Novgorod Cellular Communication"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Nizhny Novgorod Cellular Communication"*
Post: *Chairman of the Management board*

Period: *2003 – present time*
Organization: *CJSC "Orenburg GSM"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Ulyanovsk GSM"*
Post: *Chairman of the Board directors*

Period: *2003 – present time*
Organization: *OJSC "Tatincom - T"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Saratov Mobile"*
Post: *member of the Board of directors*

Period: *2004 – 2004*
Organization: *LLC «Udmurtskie Cellular Networks – 450"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director for mobile communication*

Period: *2004 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "Razvitie"***
Post: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of general accounting department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of general accounting department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of General Directorate***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Shchukina Elvira Konstantinovna

Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of legal department***

Period: ***2001 - 2002***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of the sector of legal provision***

Period: ***2002 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of legal sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***director of legal department***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Sipatova Taisiya Mikhailovna
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2001***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***first deputy to the Department director***

Period: ***2001 - 2002***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***acting director of the Department of finances***

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Post: *head of treasury*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *first deputy to the General Director (economics and finances)*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *2003 – 2004*
Organization: *CJSC Joint Stock Commercial Bank "C - Bank"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *CJSC Joint Stock Commercial Bank "C - Bank"*
Post: *Chairman of the Board of directors*

Period: *2004 - present time*
Organization: *CJSC "Nizhny Novgorod Cellular Communication"*
Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: *none*
Stake of the issuer's ordinary shares: *none*
Stake in affiliated/dependent companies of the issuer: *none*
Stake of ordinary shares in affiliated/ dependent companies of the issuer: *none*

Sklyarov Ivan Petrovich
Year of birth: *1948*
Education: *higher education*

Posts held during the last 5 years:
Period: *2000 - 2001*
Organization: *Administration of Nizhny Novgorod oblast*

Post: *The Governor of Nizhny Novgorod oblast*

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***
Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for marketing (commercial director)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2004 - present time***
Organization: ***OJSC "Zavod after G.I.Petrovskyi"***
Post: ***member of the Board of directors***

Equity stake in the issuer's charter capital: ***0.00103%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

THE COMPANY'S GENERAL DIRECTOR

Criteria of determination and the size of remuneration of the Company's General Director are stipulated by the terms and conditions of the Labor contract approved by the Board of directors (Minutes № 2 of April 10, 2003).

THE COMPANY'S BOARD OF DIRECTORS

The amount of income of all members of the Board of directors for 2004: ***22 825 950 rubles***

The remuneration of the members of the Board of directors for 2004 is defined in accordance with the Provision on the Board of directors and amounts to 21 605 080 rubles. Member of the Board of directors – Lyulin V.F. is a staff member of OJSC "VolgaTelecom" and is also a member of the issuer's Management board. His income as a staff member is reflected in the amount of income of the Management board members.

The Committee for corporate governance with the Board of directors.
Remuneration to the members of the Committee for corporate governance with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 356 087 rubles.

The Committee for strategic development with the Board of directors.

Remuneration to the members of the Committee for strategic development with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 356 087 rubles.

The Committee for staff and rewards with the Board of directors.
Remuneration to the members of the Committee for staff and rewards with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 288 261 ruble.

The Committee for audit with the Board of directors.
Remuneration to the members of the Committee for audit with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to 220 435 rubles.

Members of the Company's Board of directors, during the period of their duties execution, are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to norms (percent):

- of EBITDA of the Company by IFRS accounting statement data for the report year;
- of the Company's net profit by the results of the report year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Boar d of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Norms (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified structure of the Board of directors.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors members who are the members of the Company's Board of directors committee, are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of 40 000 rubles (for the participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs carried out by the Company.

According to the resolution of the annual general meeting of shareholders of June 22, 2004, (minutes №4), the following norms (percent) of deductions are approved for calculating annual

remuneration to the Board of directors' members elected at the specified annual general meeting of shareholders:

- in the amount of 0,14% of EBITDA by IFRS accounting statement data for 2004;
- in the amount of 0,22% of the Company's net profit for 2004 allocated to the payment of dividends.

THE COMPANY'S MANAGEMENT BOARD

The amount of income of all members of the Management board for 2004: ***40 663 384 rubles.***

The income of Management board members in 2004 is formed by remuneration, defined in accordance with the Provision on the Management board, in the amount of 7 863 216 rubles, by their income as staff members of OJSC "VolgaTelecom", including the salary in the amount of 16 192 124 rubles according to the staff schedule, bonuses in the amount of 13 729 876 rubles, compensation of expenses in the amount of 113 351 rubles, dividends in the amount of 1 311 067 rubles and other property grantings in the amount of 1 453 780 rubles.

The members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the resolution of the Company's Board of directors.

The Management board members are entitled to participate in option programs carried out by the Company.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity.

For the purpose of control over OJSC "VolgaTelecom" financial and economic activity, the Auditing committee, structural subdivision - Department of internal audit, performing the functions of internal control, are created and also the independent auditor is involved.

Auditing committee is the Company's independent body of control, elected at the annual shareholders meeting for the period till the next annual general shareholders meeting and consisting of 5 persons. *(Article 17 of the Charter).*

Powers of separate members or of the Auditing committee can be terminated early by a resolution of the general meeting of shareholders. In case of the early termination of office of Auditing committee members, the authority of the new Auditing committee shall be effective till the next annual general meeting of shareholders.

In case when the quantity of members of the Auditing committee decreases to less than half of elected members of the Auditing committee, the Board of directors is obliged to convoke an extraordinary general meeting of shareholders for the election of a new Auditing committee. The remaining members of the Auditing committee carry out the functions till election of a new Auditing committee at the extraordinary general meeting of shareholders.

The competence of the Auditing committee comprises the following issues:

- Checking of reliability of the data contained in reports and other financial documents of the Company;
- Revealing the facts of infringement of procedures of book keeping and presenting the financial reporting established by legal acts of the Russian Federation;
- Checking of observance of legal norms during calculation and payment of taxes;

- Revealing the facts of infringement of legal acts of the Russian Federation according to which the Company carries out its financial and economic activity;

- Evaluation of expediency of financial and economic operations of the Company.

Checking (audit) of financial and economic activity of the Company by the Auditing committee is carried out by the results of the Company's activity for a year.

Checking (audit) of financial and economic activity of the Company is carried out also at any time:

- on the initiative of the Auditing committee of the Company;
- by the resolution adopted by the general meeting of shareholders of the Company;
- by the decision of the Board of directors of the Company;
- at the request of a shareholder (shareholders) of the Company owning in aggregate at least 10 percent of the Company's voting shares on all issues of the competence of the general meeting of shareholders as of the date of placing the request.

At the request of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activity of the Company.

The procedure of activity of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

In order to ensure permanent internal control over all economic operations in the Company, there is a special structural subdivision established in the Company, which is not dependent on the executive bodies of the Company - Department of internal audit, the activity of which is directly controlled by the Board of directors of the Company.

The functions of the specified structural subdivision, the procedure of its activity, the procedure of appointment of the employees, requirements to them are defined by an internal document approved by the Board of directors of the Company.

For checking and confirming the correctness of the annual financial reporting, OJSC "VOLGATELECOM" annually employs a professional auditor. For 2004 the general meeting of shareholders approved CJSC "Ernst & Young Vneshaudit" as the Company's auditor. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services, are approved by the Board of directors of the Company.

The Company's activity is audited at any time upon the request of shareholders whose aggregate share in the charter capital is at least 10 percent. Shareholders - initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his/her authorized representative. If the request is signed by the authorized representative, the power of attorney should be attached to it.

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity.

The Auditing committee consists of 5 persons:

Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2001***
Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief accountant***
Period: ***2002 - 2002***
Organization: ***OJSC "Yartelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Artelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Organization: ***OJSC Joint Stock Commercial Bank "Svyaz-Bank"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Alekhin Sergey Imanovich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***Joint-stock company of closed type Science-Production Enterprise "Energoresource"***
Post: ***chief accountant***

Period: ***2000 - 2000***
Organization: ***LLC "Avista"***
Post: ***chief accountant***

Period: ***2000 - 2000***
Organization: ***CJSC "Editorial office of magazine "Chief accountant"***

Post: ***editor-expert***

Period: ***2000 –2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief expert of internal audit section of the Department of internal audit and economic analysis***

Period: ***2003 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief expert of the section of internal audit of dependent companies of OJSC "Svyazinvest" of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Degtyareva Elena Petrovna
Year of birth: ***1964***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "Giprosvyaz"***
Post: ***expert of II category***

Period: ***2000 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***leading expert of communication department***

Period: ***2003 –2004***
Organization: ***OJSC "Stavtelecom after V.I. Kuzminov"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Tikhonov Sergey Vladimirovich
Year of birth: ***1973***

Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***OJSC "Yaroslavsl's tyre works"***
Post: ***accountant of 2-nd category***

Period: ***2000 - 2000***
Organization: ***OJSC "Yaroslavrezinotekhnika"***
Post: ***deputy to the head of financial service***

Period: ***2000 - 2000***
Organization: ***department of finances of the City executive board of Yaroslavl city***
Post: ***chief expert***

Period: ***2000 - 2001***
Organization: ***LLC "Most-Agro"***
Post: ***chief accountant***

Period: ***2001 - 2003***
Organization: ***CJSC "Unicon", Moscow city***
Post: ***chief expert of the department of audit services***

Period: ***2003 - present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief expert of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Frolov Kirill Victorovich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***LLC "Dubrovki"***
Post: ***chief accountant***

Period: *2000 - 2001*
Organization: ***LLC Joint-stock fund "A-HOLD"***
Post: ***auditor***

Period: *2001 - 2003*
Organization: ***OJSC "Svyazinvest"***
Post: ***chief expert of internal audit section of the Department of internal audit and economic analysis***

Period: ***2003 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of the Department – the head of the section of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

As of 01.04.2005 the Department of internal audit with the General directorate of OJSC "VolgaTelecom" consists of 6 persons:

Feklin Alexander Vasilievich
Year of birth: *1947*
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of auditing section***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***0,000009%***
Stake of the issuer's ordinary shares: ***0,000011%***
Stake in affiliated/dependent companies of the issuer: ***none***

Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Tsyrkov Vladimir Alexandrovich
Year of birth: ***1952***
Education: ***higher education***

Post held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***solo trader***
Post:

Period: ***2002 – 2003***
Organization: ***LLC "F1-Group"***
Post: ***auditor***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ablyasov Vladimir Pavlovich
Year of birth: ***1967***
Education: ***higher education***

Post held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***Inspection of Taxation Ministry for Avtozavodskyi district of Nizhny Novgorod city***
Post: ***tax inspector of 2-nd rank***

Period: ***03.2002 – 07.2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***inspector-auditor of auditing section***

Period: ***07.2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ivashova Lyudmila Alexandrovna
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***LLC "Inko-Lanns"***
Post: ***deputy to the director***

Period: ***2000 – 03.2004***
Organization: ***OJSC "Gorky Railroad"***
Post: ***chief accountant of general service department***

Period: ***03.2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***top specialist in taxes***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***

Post: ***top specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Bryskina Olga Vyacheslavovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***LLC "Tekhnos-M"***
Post: ***accountant***

Period: ***2000 – 2002***
Organization: ***LLC "Konfid-Audit"***
Post: ***guidance counselor***

Period: ***2002 – 2003***
Organization: ***LLC "Nizhegorodgazaudit"***
Post: ***office manager – assistant to an auditor***

Period: ***2003 – 2004***
Organization: ***LLC "Audit Company "Yumita"***
Post: ***chief accountant***

Period: ***06.2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity.

The amount of income of all members of the Auditing committee for 2004: ***5 998 327 rubles.***

The payments to the members of the Auditing committee in 2004 consist of remuneration, defined in accordance with the Provision on the Auditing committee in the amount of 5 285 842 rubles and of the income of issuer's staff member – Feklin A.V.

For the Auditing committee's work (including for holding sessions of the Auditing committee and for the time of carrying out audits) the Company provides buildings equipped with office appliances (telephones, faxes, computers, printers and other office appliances at the reasonable request of the Auditing committee's chairman). The buildings provided should be located so that they made no hindrances in the Auditing committee's work.

The Company at its own expense provides the Auditing committee with stationery and other expendable materials in the amount necessary for the Auditing committee's activity.

The members of the Auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the Auditing committee.

The members of the Auditing committee in the period of their execution of their duties are paid quarterly remuneration in the amount of 150 000 rubles to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred, is paid proportionally to the time worked in the quarter.

The amount of income of the employees of the Department of internal audit and control for 2004: ***1 303 485 rubles.***

The income of the employees of the Department of internal audit and control consists of their income as staff employees of OJSC "VolgaTelecom", including salary in the amount of 764 925 rubles in accordance with staffing table, bonuses in the amount of 496 858 rubles, compensation of expenses in the amount of 16 752 rubles and other income from the issue in the amount of 24 950 rubles. Feklin A.V. - the employee of the Department of internal audit is also a member of the issuer's Auditing committee and his income is reflected in the payments to the members of the Auditing committee.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

Index description	2000	2001*	2002	2003	2004**
Staff on the payroll, persons	9232	8806	51164	49278	47730
The amount of monetary funds forwarded for labor remuneration, rubles	283802,9	392602.6	2662708,0	3698310,4	4735009,4

The amount of monetary funds forwarded to social welfare, rubles	6253,5	10355,3	52860,6	73403,9	86222,6
Total amount of spent monetary funds, rubles	2900056,4	402957,9	2715568,6	3771714,3	4821232,0

Index description	2000	2001	2002	2003	2004**	%
The employees (workers) whose age is under 25 , %				3553	3265	6,6
The employees (workers) whose age is between 25 and 35, %				12280	11207	22,7
The employees (workers) whose age is between 35 and 55 , %				31766	31299	63,4
The employees (workers) who are over 55, %	549	526	2038	3395	3610	7,3
Total: 100%	9067	8953	52115	50994	49381	100
including:						
Having secondary and/or full general education , %;				17929	15971	32,3
Having basic and /or secondary vocational education , %;	2763	2626	15362	22097	21933	44,4
Having higher vocational education, %	1452	1539	10590	10942	11441	23,2
Having postgraduate vocational study, %				26	36	0,1

* The data for 2000, 2001 are the data of OJSC "Nizhegorodsvyazinform"
** The data for 2002, 2003, and 2004 are the data of OJSC "VolgaTelecom".

Index description	Report period Quarter I of 2005
Staff on the payroll, persons	47 099
The amount of monetary funds forwarded for labor remuneration, rubles	1 309 531,5
The amount of monetary funds forwarded to social welfare, rubles	17 679,3
Total amount of spent monetary funds, rubles	1 327 210,8

Index description	Report period Quarter I of 2005	
	Number	%
The employees (workers) whose age is under 25 , %	3 134	6,4
The employees (workers) whose age is between 25 and 35, %	10 959	22,4

The employees (workers) whose age is between 35 and 55 , %	30 900	63,2
The employees (workers) who are over 55, %	3 868	8,0
Total: 100%	48 861	100,0
including:		
Having secondary and/or full general education , %;	15 397	31,5
Having basic and /or secondary vocational education , %;	21 894	44,8
Having higher vocational education, %	11 539	23,6
Having postgraduate vocational study, %	31	0,1

The issuer has a trade union body established by its employees.

5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's charter (reserve) capital (share fund).

The issuer has no liabilities to the employees (workers) related to their opportunity to participate in the issuer's charter capital.

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of the issuer's shareholders (participants) as of the date of the end of the report quarter: ***30 102.***

Out of them ***30*** are nominee shareholders.

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's charter (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the charter (reserve) capital (share fund) or at least 20% of their common stock

1. Full and abbreviated brand names:
Open Joint Stock Company "Investment company of communication"
OJSC "Svyazinvest"

Location: ***119121, Moscow, Pluyshchikha str., 55, bld. 2***
Taxpayer Identification Number: ***7710158355***
The size of the issuer's participant (shareholder) stake in the issuer's charter capital: ***38,0035%***
The size of the stake of the issuer's common stock: ***50,6704%***

Shareholders (participants) possessing at least 20% of the charter capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated brand names:
Mustcom Limited
Location:
Julia House 3
Themistoklis Dervis Street CY – 1066
Nicosia, Cyprus
Size of share in the charter capital of the issuer's shareholder (participant): ***25%+1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%+1 share
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated brand names:
Russian Federation in the name of Federal agency for federal property management
Ros.imushchestvo
Location: ***103865, Moscow, Nikolskyi pereulok, 9***
Taxpayer Identification Number: ***7710542402***
Size of share in the charter capital of the issuer's shareholder (participant): ***75%-1 share***

The size of the stake of ordinary shares with the shareholder (participant) of the issuer: ***25%-2 shares***

The size of the stake in the issuer's charter capital: ***none***

The size of the stake of the issuer's ordinary shares: ***none***

2. Full and abbreviated brand names:
(nominee shareholder)
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY)

Location:
123022, Moscow, Krasnaya Presnya str., bld. 31

The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***18,8812%***

The size of the stake of the issuer's ordinary shares: ***22,2213%***

3. Full and abbreviated brand names:
(nominee shareholder)
Closed Joint Stock Company "Depositary – Clearing Company"

Location:
115162, Moscow, Shabolovka str.,31, structure Б

The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***8.4972%***

The size of the stake of the issuer's ordinary shares: ***5,1248%***

4. Full and abbreviated brand names:
(nominee shareholder)
Commercial bank "JPMorgan Bank International" (Limited Liability Company)

Location:
113054, Moscow, Paveletskaya square, 1

The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***5,0487%***

The size of the stake of the issuer's ordinary shares: ***4,9623%***

5. Full and abbreviated brand names:
Lindsell Enterprises Limited

Location:
Cyprus, 2-4 Archbishop Mackarios III
Avenue Capital Center, 9-th floor
Cyprus, Nicosia 1505

The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***5,80317%***

The size of the stake of the issuer's ordinary shares: ***1,2484%***

6.3. Data on participation share of the state or municipal organization in the issuer's Charter (reserve) capital (share fund), availability of special right ("golden share")

The size of the stake of the issuer's charter capital being in state (**federal**) property:
0,6004232 %

Full brand name:

Specialized government agency with the Russian Federation government "Russian Fund of Federal property"

Location:

119049, Moscow, Leninskyi avenue, 9

The size of the stake of the issuer's charter capital being in state ***(RF subjects)*** property:

0,0000015 %

Full brand name:

State unitary enterprise of Nizhny Novgorod oblast
Regional agency of investments promotion

Location:

603086, Nizhny Novgorod city, Sovnarkomovskaya str., 13

The availability of the special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company (of "golden share"):

Is not stipulated.

6.4. Data on limitations for participation in the issuer's Charter (reserve) capital (share fund).

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes granted to one shareholder.

There are no limitations of the stake of participation of foreign entities/persons in the issuer's charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock.

On June 28, 2000 annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 1, 2000.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication"	38 %	50,6%

	OJSC "Svyazinvest"		
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	20,9%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Brunswick	5,5%	1,3%
	Warburg Nominees" - nominee shareholder: Fenway Services Limited	5,2%	0,9%
4.	ING BANK (EURASIA) CJSC – ING	9,0%	12,0%
	DEPOSITORY – nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

On June 25, 2001 annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,5%	21,2%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC" – nominee shareholder	5,0%	1,6%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

On November 9, 2001 extraordinary general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – September 10, 2001.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the	Stake of the

		Company's charter capital, %	Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	21,0%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

- ***On June 28, 2002*** annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 9, 2002.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38 %	50,6%
2.	"JP MORGAN CHASE BANK"	8,9%	11,1%
3.	RED HAND INVESTMENTS LIMITED	8,4%	11,2%

- ***On February 12, 2003*** extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – December 26, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	5,2%	7,0%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	11,9%	15,9%

On March 26, 2003 joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	9,9%	7,2%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	14,7%	15,6%

On June 27, 2003 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	4,9%	6,6%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	14,0%	18,7%

On June 22, 2004 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2004.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %

1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38 %	50,6 %
2.	Closed Joint Stock Company "Depositary-Clearing Company"	8,9 %	5,4 %
3.	"ING BANK (EURASIA) CJSC" (Closed joint-stock company)	17,3 %	19,8 %

6.6. Data on related party transactions made by the issuer

During the report quarter the issuer made the following related party transactions:

№	Counterparty	Counterparty's business legal structure	Contract №	Signature date	Effective date	Provided services	Contract amount	Notes
1	Nizhny Novgorod Cellular Communication	CJSC	Power of attorney № 146	25.02.2005	25.02.2005	Equipment for rent (cellular radio telephone communication equipment) with the right of repurchase	146 074 849,00 Monthly - 2 028 817,00	The contract becomes valid since the signature date
2	RF Savings Bank	OJSC	23/148-05	01.03.2005	01.03.2005	Opening of nonrevolving credit line	868 150 000,00	The contract becomes valid since the signature date
3	RF Savings Bank	OJSC	40/147-05	01.03.2005	01.03.2005	Pledge of fixed assets	-	The contract becomes valid since the signature date
4	Vyatka Page	LLC	155-05	10.03.2005	10.03.2005	Supply of "SOLO" broadcasting receivers	13 926 000,00	The contract becomes valid since the signature date

5	Izhcom	LLC	Power of attorney № 183	10.03.2005	10.03.2005	Equipment rent, branch in the Republic of Udmurtiya	Monthly - 50 000 ,00	The contract becomes valid since the signature date

Substantiation of proprietary interest:

Resolution on the approval of the related party transaction, and namely the contract between OJSC "VolgaTelecom" and CJSC "NCC" for the purchase of equipment for the branch in the Republic of Maryi El was passed by the Company's Board of directors on February 7, 2005 (minutes №19).

The grounds to qualify this contract to be related party transaction are the following:

- OJSC "VolgaTelecom" possesses 100% of shares of CJSC "Nizhny Novgorod cellular communication", the latter being a party to the contract;

- Lyulin V.F. – member of the Board of directors, the Chairman of the Management board of OJSC "VolgaTelecom" is simultaneously the Chairman of the Board of directors of CJSC "Nizhny Novgorod cellular communication";

- Petrov M.V. – member of OJSC "VolgaTelecom" Management board is simultaneously a member of the Board of directors of CJSC "Nizhny Novgorod cellular communication".

2. Resolution on the approval of the related party transaction, and namely the contract of equipment rent with further passing into the ownership concluded between OJSC "VolgaTelecom" and CJSC "Nizhny Novgorod cellular communication" was passed by the Company's Board of directors on February 7, 2005 (minutes №19).

The grounds to qualify this contract to be related party transaction are the following:

- OJSC "VolgaTelecom" possesses 100% of shares of CJSC "Nizhny Novgorod cellular communication", the latter being a party to the contract;

- Lyulin V.F. – member of the Board of directors, the Chairman of the Management board of OJSC "VolgaTelecom" is simultaneously the Chairman of the Board of directors of CJSC "Nizhny Novgorod cellular communication";

- Petrov M.V. – member of OJSC "VolgaTelecom" Management board is simultaneously a member of the Board of directors of CJSC "Nizhny Novgorod cellular communication".

3. Resolution on the approval of the related party transaction, and namely the contract between OJSC "VolgaTelecom" and LLC "Vyatka-Page" for the supply of "SOLO" broadcasting receivers was passed by the Company's Board of directors on February 28, 2005 (minutes №24).

The grounds to qualify this contract to be related party transaction are the following:

- affiliated entity OJSC "Svyazinvest" possessing over 20% of OJSC "VolgaTelecom" voting shares and LLC "Vyatka-Page" where OJSC "VolgaTelecom" has the equity stake of 91% of the charter capital are members of the same group of entities.

4. Resolution on the approval of the related party transaction, and namely the contract of equipment rent between OJSC "VolgaTelecom" and LLC "Izhcom" was passed by the Company's Board of directors on February 28, 2005 (minutes №24).

The grounds to qualify this contract to be related party transaction are the following:

- affiliated entity OJSC "Svyazinvest" possessing over 20% of OJSC "VolgaTelecom" voting shares and LLC "Izhcom" where OJSC "VolgaTelecom" has the equity stake of 100% of the charter capital are members of the same group of entities.

5. Resolution on the approval of the related party transaction, and namely: - additional agreements on dissolution since January 1, 2005 of non-government retirement insurance contracts concluded with Non-government Pension Fund "Doveriye" in favor of employees: of General directorate of the Company and Nizhny Novgorod branch, Kirov branch, branch in the Republic of Mordoviya, branch in the Republic of Maryi El, branch in the Republic of Chuvashiya, branch in the Republic of Udmurtiya of OJSC "VolgaTelecom".

The ground to qualify these additional agreements concluded with NPS "Doveriye" to be related party transaction is the following:

- Lyulin V.F. – member of the Board of directors of OJSC "VolgaTelecom" is simultaneously the Chairman of the Council of NPF "Doveriye".

6.7. Data on the size of the accounts receivable

The data on the total amount of accounts receivable of the issuer with separate indication of the total amount of overdue accounts receivable (over 90 days) for the last 5 accomplished fiscal years and as 01.04.2005:

Index description	2000	2001	2002	2003	2004	Quarter 1 of 2005
Accounts receivable, total, thousand rubles	363 179	338 654	1 117 471	1 640 295	1 503 063	1 842 107
Overdue accounts receivable (over 90 days), total, thousand rubles	130 287	96 676	266 033	462 875	1 257 316	1 279 699

The data for 2000 – 2001 are the data of OJSC "Nizhegorodsvyazinform", the data for 2002 – 2004 and for quarter 1 of 2005 are the data of OJSC "VolgaTelecom".

In 2000-2001 the Company did not form the provision for doubtful debts, staring from 2002 the Company forms the provision as per the Accounting policy.

In 2002 and 2003 the Company formed the provision for doubtful accounts receivable (over 90 days) for the entire amount.

In 2004 the provision was formed in the amount of 100% of the debt amount for all outstanding debts for communication services; the payment of these debts was overdue by 90 and more days as of the date of the provision forming.

As of 01.01.2005 the outstanding debts of social protection bodies, the Company estimated it as doubtful, was provided in the amount of 100%.

In quarter 1 of 2005 the provision was formed in the size of 100% of the debt amount for all outstanding debts for communication services, the payment of these debts was overdue by 90 and more days as of the date of the provision forming.

The structure of the issuer's accounts receivable with indication of date of obligations performance is presented for the last 5 accomplished fiscal years and as of 01.04.2005 it is presented with the provision for doubtful debts taken into account (thousand rubles):

As of 31.12.2000

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2001	Under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Accounts receivable, total, including:	363 179	191340	116922	54917	-	-	-
overdue (over 90 days)	130 287	130287	-	-	-	-	-

Buyers and customers	274 585	140038	79630	54917	-	-	-
Bills receivable	194	194	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	12884	5798	7086	-	-	-	-
Other debtors	75516	45310	30206	-	-	-	-

As of 31.12.2001

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2002	Under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Accounts receivable, total, including:	338 654	200696	137958		-	-	-
overdue (over 90 days)	96 676	96 676	-	-	-	-	-
Buyers and customers	257503	154502	103001	-	-	-	-
Bills receivable	82	82	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	17857	10714	7143	-	-	-	-
Other debtors	63212	35398	27814	-	-	-	-

As of 31.12.2002

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2003	Under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Accounts receivable, total, including:	1 117 471	749793	263366	80654	-	-	23658
Provision for doubtful debts	266 033	266033	-	-	-	-	-

Buyers and customers	806562	564593	161313	80654	-	-	2
Bills receivable	1666	1666	-	-	-	-	-
The debt of affiliated and dependent companies	36	36	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	135743	61528	72240	-	-	-	1975
Other debtors	173 464	121970	29813	-	-	-	21681

As of 31.12.2003

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2004	Under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Accounts receivable, total, including:	1 640 295	956607	513263	130556	34	-	39835
Provision for doubtful debts	462 875	462 875	-	-	-	-	-
Buyers and customers	1349354	782625	431793	130556	34	-	4346
Bills receivable	-	-	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	127333	76400	40071	-	-	-	10862
Other debtors	163608	97582	41399	-	-	-	24627

As of 31.12.2004

Kind of accounts receivable	Payment occurrence date						
	As of 01.01.2005	Under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Accounts receivable, total, including:	1 503 063	695 843	461 836	320 480	-	-	24 904
Provision for doubtful debts	1 257 316	1257316	-	-	-	-	-

Buyers and customers	1157743	520984	347322	286129	-	-	3308
Bills receivable	-	-	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	150 651	67792	45195	34 351	-	-	3313
Other debtors	194 669	107067	69319	-	-	-	18283

As of 31.03.2005

Kind of accounts receivable	Payment occurrence date						
	As of 01.04.2005	Under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Accounts receivable, total, including:	1 842 107	829 447	460 026	301 666	225766	-	25 202
Provision for doubtful debts	1 279 699	1279699	-	-	-	-	-
Buyers and customers	1 393 393	627 026	348 348	209 008	205 806	-	3 205
Bills receivable	-	-	-	-	-	-	-
The debt of affiliated and dependent companies	-	-	-	-	-	-	-
The debt of participants (founders) related to the contributions to the charter capital	-	-	-	-	-	-	-
Advance payments made	219 358	87 743	65 807	43 872	19 960	-	1 976
Other debtors	229 356	114 678	45 871	48 786	-	-	20 021

For the last 5 accomplished fiscal years and as of 01.04.2005 there are no debtors the amount of debts of each of them is less than 10% of the total amount of accounts receivable.

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

In accordance with Russian Federation legislation requirements the issuer forms the annual accounting statement with the following documents:

- Accounting balance-sheet,
- Profit and loss statement,
- Statement of changes of capital,
- Statement of cash flows,
- Supplements to accounting balance-sheet,
- Explanatory memo to accounting statement.

The annual accounting statement is subject to obligatory audit and is released with auditor's report attached.

The statement for quarter 1 of 2005 discloses the annual accounting statement for 2004 with the auditor's report (see supplement).

The issuer forms the annual consolidated accounting statement in accordance with International Financial Reporting Standards requirements with the following documents:

- Balance-sheet;
- Profit and loss statement,
- Statement of cash flows,
- Statement of flows of shareholders proprietary resources;
- Notes.

Consolidated financial reporting in accordance with International Financial Reporting Standards requirements is subject to obligatory audit and is released with auditor's report attached. The date of release – August 2005, therefore consolidated financial reporting drawn up in accordance with IFRS will be included in the issuer's quarterly report for quarter 3 (after receiving the auditor's report).

7.2. The issuer's quarterly accounting statement for the last accomplished report quarter

In accordance with Russian Federation legislation requirements the issuer forms quarterly accounting statement (see supplement) with the following documents:

- Accounting balance-sheet,
- Profit and loss statement.

The issuer does not form quarterly financial reporting in accordance with IFRS requirements.

7.3. The issuer's summary accounting statement for the last three accomplished fiscal years or for each accomplished fiscal year

The issuer does not form summary (consolidated) accounting statement with other legal entities in accordance with Russian Federation legislation. The issuer forms the annual consolidated accounting statement in accordance with International Financial Reporting Standards requirements with the following documents:

- Balance-sheet,

- Profit and loss statement,
- Statement of cash flows,
- Statement of flows of shareholders proprietary resources;
- Notes.

Consolidated financial reporting in accordance with International Financial Reporting Standards requirements is subject to obligatory audit and is released with auditor's report attached. The date of release – August 2005, therefore consolidated financial reporting drawn up in accordance with IFRS will be included in the issuer's quarterly report for quarter 3 (after receiving the auditor's report).

7.4. Data on total amount of export, and also on the share of export in the total volume of sales

The issuer does not provide services outside Russian Federation boarders.

7.5. Data on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

There were no material facts related to the issuer's financial and economic activity occurred for the period after the end date of the last accomplished fiscal year till the end date of the report quarter. And namely, there were no essential changes in the structure of the real estate, there were no purchases and the retirement on any grounds of other property the cost of which is over 5 % of the balance-sheet assets.

7.6. Data on the issuer's participation in legal processes in case when such participation may materially affect the issuer's financial-economic activity

The issuer did not participate in legal processes which could materially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter (reserve) capital (share fund)

The size of the issuer's charter capital as of the end date the report quarter (rubles):
1 639 764 970
Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): ***245 969 590***
Total face value (rubles): ***1 229 847 950***
The size of the stake in the charter capital: ***75.001477 %***
Preferred shares (pieces): ***81 983 404***
Total face value (rubles): ***409 917 020***
The size of the stake in the charter capital: ***24.998523 %***

A part of the issuer's shares is circulating outside Russian Federation by way of circulation in accordance with foreign law of securities of foreign issuers certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside Russian Federation:

Registered paperless ordinary shares

The stake of shares circulating outside Russian Federation of the total number of shares of the appropriate category (type): ***15,05 %***

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the appropriate category (type):

"JP Morgan Chase Bank"
USA, NY, New York

Brief description of the program (program type) of the issue of securities of the foreign issuer, certifying the rights in relation to the shares of the appropriate category (type):

In October 1997 the Program of American Depositary Receipts of Level I ***(Level I ADR Program)*** *for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Berlin and Frankfurt stock exchanges.*

The data on obtaining the permission of Federal commission to allow the issuer's shares of the appropriate category (type) for circulation outside Russian Federation:

In accordance with item 2 of Regulation of Russia's FCSM № 3 of March 13, 2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside Russian Federation in the form of ADRs is not applicable for securities circulating outside RF in the specified form on the effective date of the Regulation, correspondingly the issuer did not apply earlier for the related permission of Russia's FCSM.

Currently, in accordance with order № 04 – 1232 / пз – и of Russia's Federal Service for Financial Markets of December 15, 2004 the permission is obtained for the admittance for circulation of the issuer's ordinary registered paperless shares outside Russian Federation boarders in the quantity of 65 673 880 pieces.

The name of a foreign trade organizer (trade organizers) via which the securities of the foreign issuer are circulating, which certify the rights in relation to the issuer's shares:

At this stage there is no foreign trade organizer.

Other data on the circulation of the issuer's shares outside Russian Federation are provided by

the issuer's sole discretion:

Since April 2002 the Depository Bank is JPMorgan Chase Bank.

8.1.2. Data on the changes in the size of the issuer's Charter (reserve) capital (share fund).

The size and the structure of the issuer's charter capital as of **01.01.1999:**
The size of the issuer's charter capital (rubles): ***583 387 500***

Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): **87 508 200**
Total face value (rubles): ***437 541 000***
The size of the stake in the charter capital: ***75.000064 %***
Preferred shares (pieces): **29 169 300**
Total face value (rubles): ***145 846 500***
The size of the stake in the charter capital: ***24.999936 %***

The name of the issuer's management body that passed the resolution on the change of the size of the issuer's charter capital:

General meeting of shareholders

The date of making up and the number of the minutes of the meeting (session) of the issuer's management body at which the resolution was passed on the change of the size of the issuer's charter capital:

March 27, 2003, minutes № 2

The size of the issuer's charter capital after the change:

1 639 764 970 rubles

8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer

(Thousand rubles)

Fund's name	Amount of transfers to the fund for the fiscal year	The amount of funds spent for the fiscal year	The size of fund as of the end of the report year	In % of the charter capital
Reserve fund formed in accordance with the legislation , including for the last 5 accomplished fiscal years:				
2000	9 147	-	43 682	7,5 %
2001	15 113	-	58 798	10 %
2002	14 034	-	72 832	4,4 %
2003	9 156	-	81 988	5 %
2004	-	-	81 988	5%
Social sphere fund,				

including for the last 5 accomplished fiscal years:				
2000	-	-	34 669	6 %
2001	-	34 356	313	-
2002	-	313	-	-
2003	-	-	-	-
2004	-	-	-	-

The trend of spending the reserve fund in 2001-2002 – the reserve fund was revested to undistributed profit of past years due to the change of chart of accounts in accordance with Order № 94н of RF Ministry of Finances of 30.10.2000 "On approval of chart of accounts of financial-economic activity of organization and instruction of its application".

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

1. The general meeting of shareholders is the supreme management body of the Company.
2. Notification on holding general meeting of shareholders should be made at least 20 days, and the notification on holding shareholders general meeting with the agenda containing the Company's reorganization issue – at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made at least 50 days prior to its holding.

During the specified periods the notification on holding general meeting of shareholders should be forwarded to each person indicated in the list of persons having the right to participate in shareholders general meeting, by registered mail or delivered to each of the specified persons with receipt acknowledgement, or should be published in "Rossiiskaya gazeta" newspaper.

3. Shareholders general meetings, held in addition to the annual one, are extraordinary meetings.

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; request of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares as of the date of the request making. The convocation of extraordinary general meeting of shareholders at the request of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

Motions about including the issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies, elected by the shareholders general meeting may be introduced, and the requests about holding an extraordinary general meeting may be made by:

- mail to the address (location) of the Company's single executive body, contained in the single state register of legal entities;
- delivering with receipt acknowledgement to the person carrying out the functions of the Company's single executive body, to the Chairman of the Company's Board of directors, to the Company's Corporate secretary, or to other person authorized to receive written correspondence addressed to the Company;
- delivering via facsimile communication.

4. Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year end.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of making the request on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of making the request about holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

5. Shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the appropriate body as established by the Charter. Such proposals should come to the Company not later than 60 days after the fiscal year end.

Motions about introducing issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies elected by shareholders general meeting should contain the information stipulated by Article 53 of Federal law "On joint stock companies". The request of holding extraordinary general meeting of shareholders should contain the information stipulated by Article 55 of Federal law "On joint stock companies". The motion about nominations to the Company's bodies elected by shareholders general meeting, contained in the request of holding extraordinary general meeting of shareholders, is covered by the appropriate requirements of article 53 of Federal law "On joint stock companies".

6. The persons, having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding of general meeting of shareholders, are provided with the following information (materials):

Annual accounting statement, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting statement check;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

The draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

The drafts of the Company's internal documents;

The drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting;

The drafts of resolutions of shareholders general meeting;

Other information (materials) required for provision in accordance with current legislation;

Other information (materials) for passing the resolutions on the issues of the agenda of shareholders general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders general meeting.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter (reserve) capital (share fund) or at least 5% of the common stock

Full (abbreviated) name, location	Stake of OJSC "Volga Telecom"		The organization's stake		The structure of the Board of directors of the organization			The structure of the Management board (directorate) of the organization			Single executive body of the organization		
	In charter capital of the organization, %	Of ordinary shares of the organization, %	In Charter capital of OJSC "VolgaTelecom", %	Of ordinary shares of OJSC "VolgaTelecom", %	Full name, year of birth	Person's stake: In charter capital of the organization, %	Person's stake: Of ordinary shares of the organization, %	Full name, year of birth	Person's stake: In charter capital of the organization, %	Person's stake: Of ordinary shares of the organization, %	Full name, year of birth	Person's stake: In charter capital of the organization, %	Person's stake: Of ordinary shares of the organization, %
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC") Nizhny Novgorod, Gorky sq., Post House	100	100	-	-	Chairman -Lyulin Vladimir Fedorovich, - 1938 ; Grigorieva Lyubov Ivanovna - 1953 ; Kozin Vladimir Vladimirovich – 1970; Petrov Mikhail Victorovich – 1973; Sipatova Taisiya Mikhailovna –	- - - - -	- - - - -	Chairman – Petrov Mikhail Victorovich –1973, Molkov Alexander Alexandrovich - 1959; Martynova Larisa Vladimirovna-1971; Ponomarenko Anatolyi Anatolyievich- 1971; Ershov Oleg Vladimirovich- 1977.	- - - - -	- - - - -	Petrov Mikhail Victorovich –1973	-	-

					1954						
Closed Joint Stock Company "TeleSvyazInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	100	100	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Nazarov Igor Nikolaevich - 1963	-	-
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary, Shumilov str., 20	100	100	0,0006	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Gorshenin Vladimir Serafimovich - 1950	-	-
Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	100	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Shevtsov Valeryi Kirillovich - 1948.	-	-
Closed Joint Stock Company "RTCOM")CJSC "RTCOM", Saransk town, Kommunistichekaya str., 54	100	100	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Loginov Victor Alexandrovich - 1963.	-	-
Limited liability Company "Vyatka Page" (LLC "Vyatka Page"), Kirov city, Uralskaya str., 1	91	-	-	-	Chairman – Tarakanov Victor Evgenievich-1951;	-	-	The Company's Charter does not stipulate collegiate executive body	Zelentsov Maxim Maximovich-1949.	-	-
					Popovskyi Valeryi Petrovich;	-	-				
					Zelentsov Maxim Maximovich-1949.	-	-				
Closed Joint Stock Company "Transsvyaz" (CJSC "Transsviyaz"), Nizhny Novgorod, Chaadaev str., 2	80	80	-	-	Chairman - Tolstonogov	-	-	The Company's Charter does not stipulate collegiate executive body	Sumin Yuri Afanasievich - 1957.	-	-
					Nikolai Ivanovich -1944,	-	-				
					Zakharov Andrey Sergeevich – 1972,						
					Korsakov Sergey	-	-				
					Yanovich -1954,	-	-				
					Sumin Yuri Afanasievich-1957,						
					Mezin Dmitry Alexeevich – 1970	-	-				

Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg city, Tereshkova str., 10	73,6	73,6	-	-	Chairman- Grechushev Nikolai Fedorovich-1948; Evdokimov Oleg Lvovich – 1963; Grigorieva Lyubov Ivanovna – 1953; Kushavina Yuliya Alexandrovna-1974; Lugovoi Sergey Victorovich–1971	0,27 - - - -	0,27 - - - -	The Company's Charter does not stipulate collegiate executive body	Ponomarev Vladimir Ivanovich -1945.	0,58	0,58
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola"), Yoshkar-Ola, Sovietskaya str., 138	61	61	-	-	Chairman – Kirillov Alexander Ivanovich -1956; Loginov Sergey Mikhailovich - 1957; Kurmuzakov Alexander Nikolaevich-1956; Konkova Ludmila Alexandrovna–1953; Baizigitova Galina Nikolaevna-1964	- 30 9 - -	- 30 9 - -	The Company's Charter does not stipulate collegiate executive body	Baizigitova Galina Nikolaevna-1964	-	-
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	60	60	-	-	Chairman- Petrov Mikhail Victorovich-1973; Grigorieva Lyubov Ivanovna – 1953; Kukina Elena Alexandrovna-1977; Maslennikov Yuryi Vasilievich-1950; Skvortsov Boris Vladimirovich-1941.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Efimov Vladimir Borisovich - 1954.	-	-
Limited Liability Company "Radio-Resonance" (LLC "Radio-Resonance"), Nizhny Novgorod, Okskyi sized, 8	51	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Vilkov Nikolai Ivanovich - 1954.	-	-

Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarsky str., 11	51	51	-	-	Chairman – Grigorieva Lyubov Ivanovna-1953; Tareeva Larisa Valerievna - 1977; Petrov Mikhail Victorovich-1973; Girev Andrey Vitalievich-1973; Kiryushin Gennadyi Vasilievich-1949.	- - - - -	- - - - -	Chairman - Ivanov Dmitry i Vladimirovich -1971; Pivovarova Marina Gennadievna – 1959; Strukova Marina Iosifovna – 1966; Erokhin Alexander Vladimirovich – 1959; Levin Sergey Nikolaevich – 1967.	- - - - -	- - - - -	Ivanov Dmitry Vladimirovich-1971.	-	-
Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan, Lomzhinskaya str., 20A	50% + 1 share	50% + 1 share	-	-	Chairman – Lyulin Vladimir Fedorovich - 1938; Rybakin Vladimir Iliich - 1955; Vlasov Alexander Vladimirovich – 1967; Belobokov Andrey Yakovlevich– 1958; BespalovAlexey Petrovich – 1974; Grigorieva Lyubov Ivanovna –1953; Kozin Vladimir Vladimirovich - 1970; Petrov Mikhail Victorovich – 1973; Gadylyshin Murat Asfandiarovich-1958; Shaidullin Lenart Zaineevich-1943; Zalyalov Rinat Giniyatovich – 1949	- - - - - - - - - - -	- - - - - - - - - - -	The Company's Charter does not stipulate collegiate executive body			Minnikhanov Kamil Mukhamedovich - 1964.	-	-

Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiselev str., 40	50% +1 preferred share	50	-	-	Chairman – Korolkov Oleg Animpadistovich –1941; Antony Georgeo-1947 ; Molozanov Alexander Semenovich – 1962 ; Ivanov VladimirRomanovich-1936.; Grigorieva Lyubov Ivanovna – 1953; Tareeva Larisa Valerievna - 1977.	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body			Kalinin Andrey Evgenievich-1955.	-	-
Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"), Nizhny Novgorod, Gorky sq., Post House	50	50	-	-	Chairman – Molozanov Alexander Semenovich - 1962; Kukina Elena Alexandrovna - 1977; Konkova Ludmila Alexandrovna– 1953; Karashtin Mikhail Pavlovich -1949, Antony Georgeo -1947 , Ivanov Vladimir Romanovich- 1936.	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body			Karashtin Mikhail Pavlovich -1949.	-	-
Closed Joint Stock Company "Saratov Mobile") CJSC "Saratov Mobile"), Saratov, Kiselev str., 40	50	50	-	-	Chairman – Marian Tsrnyak- 1942; Gart Cable Self- 1960; Zvereva Larisa Eduardovna – 1968; Grigorieva Lyubov Ivanovna-1953; Komarov Igor Evgenievich- 1966; Petrov Mikhail Victorovich – 1973.	- - - - - -	- - - - - -	Chairman Korolkov Igor Olegovich- 1969 , Nelubov Dmitriy Valentinovich - 1973	- -	- -	Korolkov Igor Olegovich -1969.	-	-
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanov str., 83	50	50	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Ovchinnikov Andrey Robertovich - 1977	-	-
Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk, Lenin str., 6	41,73	41,73	0,0152	0,0019	Chairman – Sipatova Taisiya Mikhailovna - 1954, Kapelyushnikov Igor Isaakovich – 1946, Fariseev Valery	- -	- -	Vyalshin Alexander Pavlovich – 1951, Malykh	0,6	0,6	Fariseev Valery Mikhailovich- 1954.	0,6	0,6

					Mikhailovich - 1954, Fomichev Sergey Mironovich - 1939, Yudin Andrey Nikolaevich - 1973.	- - -	- - -	Irina Vitalie vna – 1957, Farisee v Valery Mikhai lovich- 1954.	0,6 0,6	0,6 0,6			
Closed joint Stock Company "Nizhegorodteles ervice" (CJSC "Nizhegorodteles ervice"), Nizhny Novgorod, Gorky sq., Post House	40	40	-	-	Chairman- Evdokimov Oleg Lvovich-1963; Zakharov Sergey Anatolievich – 1949; Mukhin Vladimir Alexandrovich – 1953; Solodukhin Yuri Konstantinovich -1965; Valishev Rustam Rashitovich-1958	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body			Zakharov Sergey Anatolievi ch – 1949.	-	-
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	40	40	-	-	Chairman – Kirillov Alexander Ivanovich – 1956; Kurmuzakov Alexander Nikolaevich-1956; Vasilkova Lyudmila Nikolaevna-1951; Trokhimets Grigoriy Mikhailovich–1980; Yendaltseva Kapitalina Dmitrievna – 1949	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body			Kurmuzak ov Alexander Nikolaevi ch- 1956.	-	-
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprin str., 1/3	40	40	-	-	Chairman – Mariyan-Tsmyak-1942; Gart Cable Self - 1960; Rublev Igor Valentinovich - 1963; Shuleshov Nikolai Mikhailovich-1949; Nazarov Victor Mikhailovich - 1944.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body			Sorokin Vladimir Petrovich-1944.	-	-

Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkova str., 257	32,4	32,4	-	-	Chairman – Zinoviev Alexander Nikolayevich - 1938, Budaev Alexander Petrovich-1948; Dolgopolova Natalia Alexeevna – 1970, Hismatullina Dinara -1947; Vasilenkov Oleg Ilyich -1940.	10,84 13,45 - 18,2 17,98	10,84 13,45 - 18,2 17,98	The Company's Charter does not stipulate collegiate executive body			Budaev Alexander Petrovich-1948.	13,45	13,45
Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanov str., 83	30	30	-	-	Chairman – Gart Cable Self-1960; Mariyan-Tsrnyak-1942; Rublev Igor Valentinovich – 1963; Martynova Larisa Vladimirovna-1971; Zaraiskyi Victor Yakovlevich-1949.	- - - - -	- - - - -	Chairman-Dubinin Vladimir Ilyich - 1955; Desaga Alexander Stepanovich - 1957.	- -	- -	Dubinin Vladimir Ilyich - 1955.	-	-
Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara, Polevaya str., 43	27,8	27,8	-	-	Chairman – Patoka Andrey Evgenievich – 1969; KiryushinGennadyiVasilievich-1949; Kudryavtsev Alexander Georgievich–1954; Klishin Vitalyi Mikhailovich-1974; Skvortsov Andrey Borisovich-1964; Tareeva Larisa Valerievna - 1977.	- - - - - 7,91 -	- - - - - 7,91 -	The Company's Charter does not stipulate collegiate executive body			Skvortsov Andrey Borisovich -1964.	7,91	7,91
Closed Joint Stock Company "Erickson svyaz" (CJSC "Erickson svyaz"), Nizhny Novgorod, Gagarin av., 37	24	24	-	-	It does not carry out the activity								
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11a	20,86	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Syskov Victor Sergeevich – 1967	79,14	

Limited Liability Company Commercial-production company "NN-Rossviyazinform" (LLC CPC "Rossviyazinform"), Nizhny Novgorod, Gorky sq., Post House	20	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Alyshev Vadim Petrovich -1950.	51%	
Limited Liability Company "Raduga-poisk" (LLC "Raduga-poisk"), Nizhny Novgorod, Kovalikhinskaya str., 2a	18,2	-	-	-	Chairman- Tolstonogov Nikolai Ivanovich - 1944; Bakhaev Andrey Mikhailovich – 1979; Denisov Yuri Sergeevich -1940; Korshunov Sergey Maximovich -1944; TulyakovYuryi Mikhailovich - 1946.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Tulyakov Yuryi Mikhailovich - 1946.	-	-
Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara, Krasnodonskaya str., 68	17	17	-	-	Chairman – KosytsynaTatiana Andreevna -1957; Abdrashitov Rafail Fenovich -1968; KupermanValentin Vladlenovich - 1956.; Poverenov Evgenyi Nikolaevich -1952; Sheinikova Liliya Zyamovna -1956.	- - - - 8,4	- - - - 8,4	The Company's Charter does not stipulate collegiate executive body	Sheinikova Liliya Zyamovna -1956.	8,4	8,4
Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7	15,69	15,69	-	-	Chaiman- Martyrosyan Vaagn Artavazdovich- 1951.; Grib Anatolyi Victorovich – 1961; Kuzmenko Yuryi Vasilievich- 1949; Mamontov Oleg Valentinovich – 1963; Martinenko Nikolai Vladimirovich - 1971; Nozdrin Vladimir Victorovich– 1950; Prilipko Victor Ivanovich-1944; RybakinaOlga Matveevna -1955; Tokarenko Sergey Andreevich-1960.	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate collegiate executive body	Prilipko Victor Ivanovich -1944.	-	-

Limited Liability Company "Processing center "Union Card" Nizhny Novgorod (LLC "Union Card" NN"), Nizhny Novgorod, Varvarskaya str., 32	15	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Skornyakov Alexander Konstantinovich - 1969.	24,57	-
Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk town	14	14	-	-				The Company's Charter does not stipulate collegiate executive body	Taraskina Vera Ivanovna	28,57	28,57
Closed Joint Stock Company Science-Engineering center "Comset" (CJSC SEC "Comset"), Moscow, Zelenyi pereulok., 7	11,09	11,09	-	-	Chairman - Adzhemov Alexander Sergeevich-1955,	3,68	3,68	The Company's Charter does not stipulate collegiate executive body	Soloviev Sergey Prokofievich-1946.	3,68	3,68
					Dedoborshch Vasilyi Grigorievich -1929;	2,27	2,27				
					Mavlyutov Khamzya Izmailovich-1951,	-	-				
					Pegasov Maxim Alexandrovich - 1966,	-	-				
					Savlukov Nikolai Victorovich - 1958,	-	-				
					Soloviev Sergey Prokofievich-1946,	3,68	3,68				
					Fedoseev Alexander Petrovich -1956,	-	-				
					Shedenkop Oleg Stanislavovich - 1975;	-	-				
					Yakovlev Vadim Mikhailovich -1968.	-	-				

Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD") , Pavlovo town of Nizhny Novgorod oblast, Suvorov str., 1	10,4	10,4	-	-	Being liquidated on the basis of the court decision						
Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara, Polevaya str., 43	10	10	-	-	Chairman - Kudryavtsev Alexander Georgievich – 1954; Patoka Andrey Evgenievich – 1969; Klishin Vitalyi Mikhailovich – 1974; Skvortsov Andrey Borisovich – 1964; Skvortsov Boris Vladimirovich - 1941, Ishmaev Yuri Aufatovich - 1953.	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body	Mostovoyi Grigoryi Mikhailovich-1946.	-	-
Limited liability Company "Samara payphone" (LLC "Samara payphone"), Samara, Penzenskaya str., 68	10	-	-	-	It is in the process of liquidation.						
Closed Joint Stock Company "STARTCOM" (CJSC "STARTCOM"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi pereulok., 1	7,4	7,4	-	-	Chairman - Pozhidaev Igor Veniaminovich-1963; Sladkov Alexey Yurievich -1961; Razumovskyi Lev Grigorievich -1962; Onikul Boris Vitalievich - 1964; Martinenko Nikolai Vladimirovich - 1971.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Razumovskyi Lev Grigorievich -1962.	-	-

Closed Joint Stock Company "RusLeasingSvyaz" (CJSC "RusLeasingSvyaz"),, Moscow, B-49, 2-nd Spasonalivkovskyi pereulok., 6	7,3	7,3	-	-	Chairman - Polnykov Alexander Ilyich-1943, Dubovoyi Konstantin Gennadievich-1951, Kuzyaev Sergey Ivanovich -1962; Kurashova Valentina Victorovna-1952; Tishkin Oleg Vladimirovich-1963; Zabuzova Elena Victorovna - 1950; Benda Vladimir Grigorievich -1961; Rudin Mark – 1947; Sheifer Alexander Andreevich - 1952.	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate collegiate executive body	Dubovoyi Konstantin Gennadievich-1951.	-	-
Limited Liability Company "PAKT" (LLC "PAKT"), Penza, Stroiteleyi avenue, 130-248	6,25	-	-	-	Chairman - Romashin Yuriy Sergeevich - 1946; Antonov Gennadyi Mikhailovich-1954; Belogrivtseva Lyubov Nikolaevna – 1952; Nazarov Victor Markovich -1944; Gvozdev Yuryi Nikolaevich-1950; Nazarova Galina Ivanovna-1948; Tarakanov Vladislav Victorovich - 1974.	18,75 12,5 12,5 - 18,75 25,0 6,25	- - - - - - -	The Company's Charter does not stipulate collegiate executive body	Gvozdev Yuryi Nikolaevich-1950.	18,75	-

Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg, Chkalov str., 32a	5	5	-	-	Liquidation procedure is under way.

8.1.6. Data on material transactions made by the issuer

On October 23, 2002 Joint Stock commercial Savings bank of RF (OJSC) (hereinafter "Creditor") and Open Joint Stock Company "VolgaTelecom" (hereinafter "Guarantor") concluded contract of guarantee; its subject is the Guarantor's obligation to be liable to the Creditor for performance of OJSC "RTK-LEASING" (hereinafter "Borrower") of obligations under Credit agreement of opening nonrevolving credit line in the amount of 630 560 000 (six hundred thirty million five hundred sixty thousand) rubles for the period till August 15, 2007.

The Guarantor's limit of liability to the Creditor is 815 000 000 (eight hundred fifteen million) rubles or 24,86% of the issuer's balance-sheet assets cost as per the data of accounting statement for the last accomplished report period preceding the date of the transaction settlement – quarter 2 of 2002.

The Guarantor is liable to the Creditor jointly with the Borrower for the performance of obligations under the Credit agreement, including obligations of reimbursement of credit, payment of interest, payment for usage of open limit of credit line, payment for resource reservation, cancellation penalty, reimbursement of court and other costs related to debt recovery and other losses of the Creditor, caused by non-performance or improper performance by the Borrower of its obligations under the Credit agreement.

In case of delay in payment under the Credit agreement by the Borrower the Guarantor is obliged not later than 5 business days since the time of receipt of the Creditor's request in writing to pay the amount overdue by the Borrower inclusive of cancellation penalty as of the date of actual payment of the Borrower's debt under the Credit agreement.

The Creditor has the right for direct debiting of the sum in acquittance of principal debt, of interest, payment for usage of open limit of credit line, payment for resource reservation and cancellation penalty from the Guarantor's settlement accounts in case of the Borrower's non-performance of its obligations under the Credit agreement.

The contract becomes effective since the signature date by the Parties. The contract's validity is terminated after the Borrower performed all its obligations under the Credit agreement or after the Parties performed their obligations under the Contract, or in other cases stipulated by current legislation.

In accordance with sub-item 19) of item 13.4. of the issuer's Charter the approval of transactions related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of property the cost o which is from 0,5 to 25 percent of the Company's assets balance-sheet value determined as per the data of its accounting statement as of the last report date is within the competence of the Board of directors. The transaction was approved by the issuer's Board of directors on October 23, 2002.

8.1.7. Data on the issuer's credit ratings

The object of credit rating: ***the issuer and securities (bonds)***

The value of credit rating as of the date of the report quarter end:

By Russian scale "ruA -". Outlook - "Stable".

The background of credit rating value change:

The object of credit rating: ***the issuer***

Credit rating value, the date of giving (changing) credit rating value:

- ***rating "B -". Outlook "Stable". 12.03.2002***
- ***rating "B. Outlook "Stable". 12.02.2003***

Full brand and abbreviated name, location of organization having given the credit rating:

Standard & Poor's - 55

Water Street,

New York, NY,

United States

Representation office of "Standard & Poor's International Services, Inc." corporation:

125009, Moscow, Vozdvizhenka str., 4/7, office 2, business-center "Mokhovaya", 7-th floor

Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Other data on credit rating: *none*

The object of credit rating: ***the issuer and securities (bonds)***

Credit rating value, the date of giving (changing) credit rating value:

As per Russian scale "ruA -". Outlook stable. 13.03.2003

Full brand and abbreviated name, location of organization having given the credit rating:

Standard&Poor's,

Water Street,

New York, NY,

United States

Representation office of "Standard & Poor's International Services, Inc." corporation:

125009, Moscow, Vozdvizhenka str., 4/7, office 2, business-center "Mokhovaya", 7-th floor

Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Kind, series, form and other identification features of securities:

Kind: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

State registration number of securities issue: ***№ 4-43- 00137-A***

State registration date: ***24.01.2003***

Other data on credit rating: *none*

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 – 01 – 00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the Company's profit and loss statement based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

The dividends on ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was passed.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting passes the resolution on dividends payment in non-monetary form.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all the issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the issuer's charter to participate in shareholders general meeting with the right of vote on all the issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his/her disposal.

Other data on shares provided by the issuer at its own discretion:

5 717 pieces of ordinary shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's ordinary registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№

32 – 1 – 1375).

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***531 496***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 01 –00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of preferred A type shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend on each preferred A type share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company on each ordinary share in the specified year exceeds the amount due to payment as dividends on each preferred A type share, then the size of dividends paid on the latter should be increased to the size of dividends paid on ordinary shares.

Dividends on preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

Dividends on preferred A type shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the Company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was passed.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders passed the resolution on payment of dividends in non-monetary form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of preferred A type shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing amendments and modifications to the Company's Charter, in case when these amendments and modifications are limiting the rights of the said shareholders.

The owners of preferred A type shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders

meeting irrespective of the reasons did not pass the resolution on payment of dividends or the resolution was passed on non-complete payment of dividends on preferred A type shares.
This right arises for the owners of preferred A type shares since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not passed, and stops since the moment of the first payment of dividends on the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:
A shareholder – owner of preferred A type shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his/her disposal.

Other data on shares provided by the issuer at its own discretion:
9 000 pieces of preferred A type shares – the quantity of paid off securities due to the issuer's reorganization
Additional issues of the issuer's preferred registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues all securities of which are paid off (cancelled).

Issue **№ 1:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-01-00137-A
State registration date of the issue:
25.10.2002
Date of the state registration of the report on the results of the issue:
24.01.2003
The name of state registration body that carried out the securities issue state registration:
Russia's FCSM (Federal Commission for the Securities Market)
The name of state registration body that carried out the state registration of the report on the results of the securities issue:
Russia's FCSM
The quantity of the issue securities:

500 pieces

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 2:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-02-00137-A

State registration date of the issue:

25.10.2002

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

498 pieces

The amount of securities issue at face value:

1 245 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 3:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-03-00137-A

State registration date of the issue:

25.10.2002

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

499 pieces

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue *№ 4*

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *4 – O*

Type: *interest rate*

Form: *registered paperless*

State registration number of securities issue:

№ 4-04-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

236

The amount of securities issue at face value:

590 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue **№ 5**

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *5 – O*

Type: *interest rate*

Form: ***registered paperless***

State registration number of securities issue:

№ 4-05-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

13.12.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 6

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-06-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

20.10.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 7

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***7 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-07-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

120

The amount of securities issue at face value:

300 000 rubles

Time period (date) of the issue securities pay off:

27.11.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 8**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-08-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

11

The amount of securities issue at face value:

44 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 9:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-09-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

321 pieces

The amount of securities issue at face value:

802 500 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 10:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-10-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

488 pieces

The amount of securities issue at face value:

1 220 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 11:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***11 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-11-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

280 pieces

The amount of securities issue at face value:

700 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 12:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***12 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-12-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

334 pieces

The amount of securities issue at face value:

835 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 13**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***13 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-13-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 14:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***14 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-14-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 15**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: **15 – O**

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-15-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

04.09.2001 –04.09.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 16**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***16– O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-16-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

250

The amount of securities issue at face value:

625 000 rubles

Time period (date) of the issue securities pay off:

04.09.2001 – 04.09.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 17:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***17 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-17-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

40 pieces

The amount of securities issue at face value:

200 000 rubles

Time period (date) of the issue securities pay off:

19.07.2001 – 19.07.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 18:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***18 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-18-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

182 pieces

The amount of securities issue at face value:

1 092 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 19:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***19 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-19-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

70 pieces

The amount of securities issue at face value:

420 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **20:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***20 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-20-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

405 pieces

The amount of securities issue at face value:

2 430 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **22:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***22 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-22-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

417 pieces

The amount of securities issue at face value:

2 502 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 23***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***23 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-23-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

116

The amount of securities issue at face value:

696 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 24:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***24 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-24-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The amount of securities issue at face value:

3 000 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 25:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-25-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

180 pieces

The amount of securities issue at face value:

1 080 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 26***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***26 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-26-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

35

The amount of securities issue at face value:

315 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

8.3.2. Data on the issues, the securities of which are circulating

Total quantity of the issuer's securities – ***bonds:***

1 184 683 pieces

Total amount at face value of the issuer's securities – ***bonds:***

1 069 750 100 rubles

Total quantity of all securities of the issuer - ***bonds***, which are in circulation (are not paid off):

1 139 292 pieces

Total amount at face value of all securities of the issuer – ***bonds***, which are in circulation (are not paid off):

1 063 401 900 rubles

Issue **№ 21:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***21 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-21-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

288 pieces

The quantity of placed securities of the issue:

86

The quantity of circulating securities of the issue:

1

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 728 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue № 27:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-27-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

143 890 pieces

The quantity of placed securities of the issue:

143 440

The quantity of circulating securities of the issue:

117 018

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

14 389 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 1 % annually of the bond face value from the issuer at repayment in the procedure and during the time specified in the issue Prospectus;

3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.

Issue № 28:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-28-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

6 233 pieces

The quantity of placed securities of the issue:

6 218

The quantity of circulating securities of the issue:

6 218

Face value of each valuable paper of the issue:

3 000 rubles

The amount of securities issue at face value:

18 699 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure, terms and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue № 29:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-29-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

3 231 pieces

The quantity of placed securities of the issue:

3 229

The quantity of circulating securities of the issue:

3 229

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

6 462 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure, terms and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 30:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-30-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

5 995 pieces

The quantity of placed securities of the issue:

5 967

The quantity of circulating securities of the issue:

5 967

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

14 987 500 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue № 31:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-31-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

800 pieces

The quantity of placed securities of the issue:

800

The quantity of circulating securities of the issue:

800

Face value of each valuable paper of the issue:

700 rubles

The amount of securities issue at face value:

560 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.
The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.
Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.
Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 32:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-32-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

1 500 pieces

The quantity of placed securities of the issue:

1 499

The quantity of circulating securities of the issue:

1 499

Face value of each valuable paper of the issue:

1 400 rubles

The amount of securities issue at face value:

2 100 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-33-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

18 246 pieces

The quantity of placed securities of the issue:

18 246

The quantity of circulating securities of the issue:

60

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

1 824 600 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at its repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1 % annually from face value of the bond.

Issue **№ 34:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-34-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 35:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-35-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 36:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-36-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 37:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-37-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-38-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 39:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***7 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-39-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 40:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-40-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 41:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***9 – У***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-41-00137-А
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities:
500 pieces
The quantity of placed securities of the issue:
500
The quantity of circulating securities of the issue:
500
Face value of each valuable paper of the issue:
2 000 rubles
The amount of securities issue at face value:
1 000 000 rubles
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 42:**

Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***10 – Y***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue:
№ 4-42-00137-A

State registration date of the issue:
25.10.2002

State registration date of the report on the issue results:
24.01.2003

The name of state registration body carried out the securities issue state registration:
Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM

The quantity of the issue securities:
500 pieces

The quantity of placed securities of the issue:
500

The quantity of circulating securities of the issue:
500

Face value of each valuable paper of the issue:
2 000 rubles

The amount of securities issue at face value:
1 000 000 rubles

The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № **43:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***bearer, paper***

State registration number of the issue:

№ 4-43-00137-A

State registration date of the issue:

24.01.2003

State registration date of the report on the issue results:

14.03.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

1 000 000 pieces

Face value of each valuable paper of the issue:

1 000 rubles

The amount of securities issue at face value:

1 000 000 000 rubles

The rights assigned for each valuable paper of the issue:

The bond owner has the right for receiving the bond face value when it is repaid during the period stipulated for this.

The bond owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The bond owner has the right to receive the Bond face value when the Issuer is liquidated in the sequence established in accordance with article 64 of Civil Code of Russian Federation.

The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond.

The bond owner has the right to submit the issue bond for repayment and to demand immediate compensation of the debt sum under the bonds in cases listed in item 57.11 of the bonds issue Prospectus and in item 8.6 of the Decision on the bonds issue.

The bond owner is in the right to exercise other rights stipulated by Russian Federation legislation.

In case of non-performance and/or inadequate performance by the Issuer of its obligations under the issue bonds, the owner and/or nominal holder of the bonds has the right to address the entity provided the security for the bonds issue.

The Bonds of BT-1 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to central storage.

Full and abbreviated brand name of the depositary executing central storage:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary's location:

RF, 117049, Moscow, Zhitnaya str., 12

The number of license of professional participant of securities market for carrying out the activity

of a depository at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license for carrying out the activity of a depositary:

Unlimited

The body that issued the license: ***Russia's FCSM***

The procedure, terms and conditions of the issue securities repayment:

The Bonds repayment is made by a paying agent by the Issuer instruction (hereinafter – the Paying agent), its functions are executed by:

Full brand name: Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)
Abbreviated brand name: MDM-Bank
Location: 115035, Moscow, Sadovnicheskaya str., 3
Mail address: 115035, Moscow, Sadovnicheskaya str., 3

The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days following such appointments or their cancellation in "Vedomosty" newspaper.
If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.
The Bonds are repaid at the face value.
The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.
It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominal holders of the Bonds.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:
a) Full name of the entity (person), authorized to receive the repayment sums on the Bonds.
In case the Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive the repayment sums on the Bonds, the full name of the nominal holder is indicated.
In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not authorized to receive the repayment sums on the Bonds, full name of the Bonds owner is indicated (the owner's surname, name, patronymic – for a natural person);

b) The number of Bonds, tallied at the owner's custody account or at interdepositary account of the nominal holder of the Bonds, authorized to receive the repayment sums on the Bonds;
c) the location and the mail address of the entity (person), authorized to receive the repayment sums on the Bonds;
d) requisites of the bank account of the entity (person), authorized to receive the repayment sums on the Bonds, and namely:
- account number;
- the bank's name, where the account is established;
- the bank's correspondent account, where the account is established;
- bank's identification code of the bank, where the account is established;
e) taxpayer identification number of the entity (person), authorized to receive the repayment sums on the Bonds;
f) tax status of the entity (person), authorized to receive the repayment sums on the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).
The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds as of the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day till the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.
On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure, terms and conditions of its payment:
The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The date of coupon payment	Coupon №	Coupon rate
23.05.2003	1-st coupon	4,75%
22.08.2003	2-nd coupon	4,75%
21.11.2003	3-rd coupon	16,50%
24.02.2004	4-th coupon	16,50%
24.05.2004	5-th coupon	15%
23.08.2004	6-th coupon	15%
22.11.2004	7-th coupon	15%
21.02.2005	8-th coupon	15%
23.05.2005	9-th coupon	15%
22.08.2005	10-th coupon	15%

21.11.2005	11-th coupon	13%
21.02.2006	12-th coupon	13%

The calculation of the payment sum for each coupon per one Bond is made by the following formula:
$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\ \%$
where
j - serial number of coupon period, j=1...12
Kj - the sum of coupon payment for each Bond
Nom - face value of one Bond
C j - the size of the interest rate of the j-th coupon, in per cent annual
T(j -1) - the start date of the the j-th coupon period
T(j) - the end date of the j-th coupon period
The payment sum on the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure is more or equal to 5, then the second figure is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).
If the payment date of coupon yield on any of the twelve coupons on the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners. It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity (person) not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6 (Sixth) day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the date of making up the specified list.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds for income payment.

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day prior to the date of coupon yield payment on the Bonds, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and/or nominal holders of the Bonds.
On the date of the Bonds coupon yield payment, the Paying agent transfers the required money

resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive coupon yield sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The list of owners and/or nominal holders of the Bonds, made up for the purposes of the Bonds repayment, is used for the purposes of the payment of yield on the twelfth coupon.
The yield on the twelfth coupon is paid simultaneously with the Bonds repayment.

The kind of provided security:

Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

The issuer does not have non-executed or inadequately executed obligations on the securities issues.

8.4. Data on entity (entities) provided guarantee for the issue bonds

Issue № 43:

BT – 1 series bonds are placed by the issuer with the security (guarantee).

Full and abbreviated brand name of the entity provided the security:

Limited Liability Company "Financial group "Web - invest"

LLC "Financial group "Web - invest"

Location of the entity provided the security:

RF, 193124, Saint Petersburg, Proletarskoi diktatury sq., 6

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

The method of provided security:

Guarantee.

For bonds secured by guarantee the following is indicated:

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee:

1 000 000 000 (One billion) rubles and total coupon yield on 1 000 000 bonds

In case of non-performance or inadequate performance by the issuer as regards the obligations on the bonds, the guarantor (the company):

Takes upon itself to be responsible for the Issuer's performance of its obligations arising to the owners of paper interest rate bearer bonds of BT-1 series.
The company takes upon itself to be responsible to the Bonds owners for the following obligations of the Issuer:
- for the repayment by the Issuer of total face value of the Bonds issue;
- for the payment of coupon yield on the Bonds;
- for the Issuer liabilities under the transactions with the Bonds in accordance with public irrevocable offers of the Issuer, the conditions and the procedure of execution of which are

established in item 57.13 of the Bonds Issue Prospectus and in item 9. of the Decision on the Bonds issue and are published in mass media.
The company's obligation to be responsible for the Issuer's performance of its obligations to the Bonds owners for repayment of the Bonds face value and/or for payment of yield on the Bonds irises only in the following cases:
- Adoption of resolution on the Issuer liquidation by the Issuer's body authorized to adopt such a resolution, or
- The Issuer does not pay the face value of the Bonds of the current issue or the sum of income on them, or
- The Issuer declares its inability to perform financial liabilities in regard to the bonds of the current issue or the Issuer's bonds of other issues, or
- Non-performance, partial non-performance or inadequate performance by the Issuer of its obligations under the transactions with the bonds of the current issue in accordance with public irrevocable offers of the Issuer.
In case of occurrence of the circumstances indicated above, the Issuer's obligations to the Bonds owners are executed by the company for the Issuer in the procedure stipulated by the Contract of guarantee.
Prior to making claim to the Guarantor, the owner or nominal holder of the Bonds should provide for the Guarantor the proof of prior written claim to the Issuer of repayment of bonds and/or payment of coupon yield on the Bonds.
If the Guarantor does not perform its obligations in accordance with the above said Contract, the owners are in the right to apply to court (arbitration court) with the claims to the Issuer and to the Guarantor to pay the bonds face value and compensate the losses.
The company performed the obligations for the Issuer is transferred the rights of creditors under these liabilities in the amount, in which the company satisfied the claim of the Bonds owners or of the nominal holders authorized to receive the Bonds face value and/or coupon yield on the Bonds.

The procedure of making claims to the guarantor by the bonds owners.

The bonds owner, prior to making claim to the guarantor, should provide for the guarantor the proof of prior written claim to the issuer to repay the bonds.

The owner is in the right to make a written claim directly to the guarantor to pay the bonds face value and/or income on them.

The claim to the guarantor should contain the owner's application stating that the sum of payments on the bonds due to him/her was not received by him from the issue.

To receive the bonds repayment sums and/or payments of income on the bonds, the owners should provide for the guarantor the documents stipulated by the ***Contract of guarantee (item 3):***

1) ***Copy of extract*** *for the owner's custody account certified by Non-commercial partnership «National Depositary Center" on the relevant moment of time with indication of the number of bonds belonging to the owner;*

2) ***Letter of advice notice*** *on assignment of rights for claims signed by the owner or by his/her representative;*

3) In case of claim made by the owner's representative, the documents executed in accordance with current regulation legal acts of Russian Federation and confirming the authority of the person who made the claim on behalf of the owner.

The guarantor also accepts from relevant persons any documents confirming the availability of tax exemptions for these or those owners.

The owners may make claims on the payments on the bonds to the guarantor during two years since the date when the issuer should pay the bonds face value to the owners in accordance with the issue Prospectus.

The size of the value of the issuer's net assets as of the date of the guarantee providing (for quarter 3 of 2002):

3 549 869 thousand rubles

The size of the value of net assets of legal entity provided the guarantee, which secures the performance of the issuer's obligations on the bonds: *the information is not available*

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Organization carrying out the record keeping of the owners of the issuer's registered securities:

Registrar

Full and abbreviated brand name:

Closed Joint Stock Company "Registrator – Svyaz"

CJSC "Registrator – Svyaz"

Registrar's location:

RF, 107078, Moscow, Kalanchevskaya str., 15 A

The registrar's license number to carry out the activity of record keeping of the securities owners:

10 -000 -1 -00258

Date of issue: ***01.10.2002***

The validity term of the registrar's license to carry out the activity of record keeping of the securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

Other data on record keeping of the issuer's registered securities owners:

18.02.2002 - the date since which the record keeping of the issuer's registered securities is carried out by the specified registrar.

The issuer has in circulation the bonds of BT-1 series issued in paper form with execution of the certificate for the entire volume of the issue; this certificate is subject to centralized keeping.

Full and abbreviated brand name:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary's location:

RF, 125009, Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4

Number of license of professional participant of securities market to carry out the activity of depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license to carry out the activity of record keeping of securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is RF Law № 3615-1 of October 9, 1992 "On currency exchange regulation and foreign-exchange controls".

A number of Federal laws ratify the agreement of avoidance of double taxation between Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with over 50 countries.

When applying the provisions of international agreements of Russian Federation, a foreign organization should provide to a tax agent paying the income the confirmation of the fact that this foreign organization has a permanent location in the country with which Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided the translation in Russian.

Upon providing by a foreign organization, having the right for receiving income, of the above said confirmation to the tax agent who pays the income prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rates.

The most important effective laws:

1. Federal law № 167-ФЗ of July 17, 1999 "On ratification of Agreement between RF Government and the Government of the Republic of Cyprus on avoidance of double taxation as regards the taxes for income and capital".
2. Federal law №18-ФЗ of February 8, 1998 "On ratification of Convention between RF Government and the Government of French Republic on avoidance of double taxation and prevention of tax evasion and violation of the tax legislation as regards the taxes on income and property".
3. Federal law № 65-ФЗ of March 19, 1997 "On ratification of Convention between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and on increment value of property, and the Agreement between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland of February 15, 1994 concluded in the form of exchange of notes on application of separate provisions of the Convention".
4. Federal law № 38-ФЗ of February 26, 1997 "On ratification of the Agreement between RF and Swiss Confederation on avoidance of double taxation as regards the taxes on income and capital".
5. Federal law № 42-ФЗ of February 26, 1997 "On ratification of the Agreement between RF Government and the Government of Canada on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and property".

6. Federal law № 158-ФЗ of December 18, 1996 "On ratification of the Agreement between RF and Federal Republic of Germany on avoidance of double taxation as regards the taxes on income and property".
7. The Agreement between RF and the United States of America on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and capital (Washington D.C., June 17, 1992).
8. Convention between the Government of the USSR and the Government of Japan on avoidance of double taxation as regards the income taxes (Tokyo, January 18, 1986).

8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer

Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer.

During 2004 the incomes were paid to legal entities and natural persons in the form of dividends.

The incomes were taxed in accordance with the norms established by chapters 23 and 25 of Russian Federation Tax Code:

- **The procedure of taxation of natural persons:**

Residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 6%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax, due to deduction from the income of taxpayer (resident) – beneficiary of dividends, is calculated by the tax ***agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,2189%**. This rate is applied to deduct the tax from natural persons – residents.

The tax for income of natural persons in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

Non-residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

The tax for income of natural persons in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

- **The procedure of taxation of legal entities:**

<u>*Residents*</u>

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends is calculated by tax ***agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 6%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current report (tax) period and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

~~On balance, to define the amount of tax on income paid to residents (to legal entities and~~ natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,2189%**. This rate is applied to deduct the tax from legal entities – residents.

For separate beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes **without establishing legal entity**, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the profit tax. This status is confirmed by item 7.2.7 of Methodical recommendations on application of chapter 25 of RF Tax Code approved by Russia's Tax and Duties Ministry order № БГ-3-02/729 of 12.12.2002.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

<u>*Non-residents:*</u>

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which Russian Federation has an international treaty (agreement) regulating the issue of concessional mode of taxation.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

<u>*The procedure of taxation of income from realization of being placed and placed securities, and also of interest on the issuer's bonds in accordance with **RF** current legislation*</u>

When paying income in the form of dividends received from the securities' issuer the taxation is made in accordance with RF current legislation on taxes and receipts:

- The procedure of taxation of natural persons

<u>*Residents*</u>

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 1 of article 224 of RF Tax Code the income received by natural persons are subject to taxation with the source of their payment at the rate of 13 %.

<u>*Non-residents*</u>

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 3 of article 224 of RF Tax Code the income received by natural persons are subject to taxation with the source of their payment at the rate of 30 %.

- The procedure of taxation of legal entities

<u>*Residents*</u>

In accordance with item 1 of article 247 of RF Tax Code, of item 6 of article 250 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with Russian organizations received them at the rate of income tax of 24%.

<u>*Non-residents*</u>

- Carrying out the activity via permanent representation office

In accordance with item 2 of article 247 of RF Tax Code, of items 1 and 6 of article 307 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with foreign organizations received them and carrying out the activity in RF via permanent representation office at the rate of income tax of 24%.

- Not carrying out the activity via permanent representation office

In accordance with item 3 of article 247 of RF Tax Code, of item 4 of article 286 of RF Tax Code, of sub-item 1 of item 2 of article 284 of RF Tax Code, of paragraph 3 of sub-item 3 of item 1 of article 309 of RF Tax Code and of item 1 of article 310 of RF Tax Code the received income is subject to taxation with the source of their payment at the rate of 20%.

However, in virtue of sub-item 4 of item 2 of article 310 of RF Tax Code calculation and income tax deduction of income paid to foreign organizations are made by tax agent for all kinds of income specified in item 1 of article 309 of RF Tax Code in all the cases of payments of such income, excluding the cases of income payments, which are in accordance with international agreements (treaties) are not taxed in RF, if a foreign organization provides for a tax agent a duly executed confirmation stipulated by item 1 of article 312 of RF Tax Code.

If the securities issuer has concluded contract with a bank acting as the issuer's paying agent, then the source of paying income in the form of dividends is the paying agent and it calculates and transfers the appropriate taxes.

Since January 1, 2005 in regard of income from share participation in organization's activity received in the form of dividends, item 4 of article 224 of RF Tax Code establishes the rate of the tax of income of natural persons-residents in the size of 9%. The tax rate of 9% in accordance with sub-item 1 of item 3 of article 284 of RF Tax Code is applicable for tax withholding of legal entities-residents receiving income in the form of dividends from Russian organizations. These

changes were introduced into part II of RF Tax Code by Federal law № 95-ФЗ of 29.07.2004 "On introduction of changes in part one and part two of RF Tax Code and on holding some legislative acts (provisions of legislative acts) of RF on taxes and receipts to be null and void".

8.9. Data on declared (charged) and paid dividends on the issuer's shares, and also on the incomes on the issuer's bonds

For year 2000

Category of shares: ***ordinary***

The size of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.27 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***23 626 708 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: **25.06.2001**

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***23 569 800 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2000

Category and type of shares: ***preferred A type shares***

The size of declared (charged) dividends on the issuer's preferred A type shares as per one share: ***1.04 ruble***

The amount of declared (charged) dividends in total on all preferred A type shares:

30 502 509 rubles

The name of the issuer's body adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all preferred A type shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***30 056 582 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2001

Category of shares: ***ordinary***

The size of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0,32 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***28 000 795 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed***: 27 993 523 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2001

Category and type of shares: ***preferred A type shares***

The size of declared (charged) dividends on the issuer's preferred A type shares as per one share: ***0.96 ruble***

The amount of declared (charged) dividends in total on all preferred A type shares: ***27 993 888 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash or by other property in case of a shareholder's consent to receive dividends in such a form
The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***
Total amount of dividends paid on all preferred A type shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***27 746 916 rubles***
27 689 787 rubles
The reasons of non-payment of declared dividends:
Other data on declared and/or paid dividends on preferred shares: *none*

For year 2002
Category of shares: ***ordinary***
The size of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0,7066 ruble***
The amount of declared (charged) dividends in total on all ordinary shares: ***173 802 112 rubles***
The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***
The time period established for the payment of declared dividends on the issuer's shares:
From 27.07.2003 to 31.12.2003
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash or by other property in case of a shareholder's consent to receive dividends in such a form
The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***
Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***173 783 426 rubles***
The reasons of non-payment of declared dividends:
Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2002
Category and type of shares: ***preferred A type shares***
The size of declared (charged) dividends on the issuer's preferred A type shares as per one share: ***1.7954 ruble***
The amount of declared (charged) dividends in total on all preferred A type shares: ***147 193 004 rubles***
The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:
From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2002*

Total amount of dividends paid on all preferred A type shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***143 870 528 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2003

Category of shares: ***ordinary***

The size of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0,9186 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***225 947 662 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:
From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2003*

Total amount of dividends paid on all ordinary shares of the issuer for the report period for which the resolution on payment (declaration) of dividends was adopted: ***223 822 424 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2003

Category and type of shares: ***preferred A type shares***

The size of declared (charged) dividends on the issuer's preferred A type shares as per one share: ***2,4510 rubles***

The amount of declared (charged) dividends in total on all preferred A type shares: ***200 941 317 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:
From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all preferred A type shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***191 250 902 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2004

Category of shares: ***ordinary***

Category and type of shares: ***preferred A type shares***

Other data on declared and/or paid dividends on ordinary and preferred shares: ***As of 31.03.2005 the size of the dividend is not approved.***

The session of the Board of directors of 26.04.2005 (minutes № 29) passed the resolution to convoke the annual general meeting of shareholders on 28.06.2005.

The issuers who had issued **the bonds** on which the income was paid should provide the following data:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 pieces***

Face value of each bond of the issue: ***1 000 rubles***

The amount of the bonds issue at face value: ***1 000 000 000 rubles***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***37,81 rubles (15% annual)***

The total size of the yield due to payment in cash on all the issue bonds: ***37 810 000 rubles***

The time period established for the payment of yield on the issue bonds: ***till 21.02.2006***

The form and other conditions of the payment of yield on the issue bonds:
In Russian Federation currency, in non-cash form

Report period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 1 of year 2005***

Total size of yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles

Quarter 3 of 2003 (22.08.2003) - 11 840 000 rubles

Quarter 4 of 2003 (21.11.2003) – 41 140 000 rubles
Quarter 1 of 2004 (24.02.2004) – 41 590 000 rubles
Quarter 2 of 2004 (24.05.2004) – 37 810 000 rubles
Quarter 3 of 2004 (23.08.2004) – 37 400 000 rubles
Quarter 4 of 2004 (23.08.2004) – 37 400 000 rubles
Quarter 1 of 2005 (21.02.2005) – 37 810 000 rubles
The reasons of non-payment of the yield: *the yield was paid in full*
Other data on the yields on the issue bonds: *none*

Kind of securities: ***bonds***
Series: ***10 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-10-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***488 pieces***
Face value of each bond of the issue: ***2 500 rubles***
The amount of the bonds issue at face value: ***1 220 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***
Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.
The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***
The form and other conditions of the payment of the yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 4 of 2003*
Total size of yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 4 of 2003 - 6 768 rubles
Reasons of non-payment of the yield:
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***11 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-11-00137-A***
State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***280 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***700 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 144 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***18 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***182 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 092 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: year 2003, *quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 117,7 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 1 105,60 rubles

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***19 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-19-00137-A***

State registration date: ***25.10.2002.***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***420 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 52 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***20 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 430 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 1 144 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 52 rubles

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***21 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-21-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***288 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 728 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 5 441,34 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 1 701,93 rubles

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***22 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 502 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 44,19 rubles
Quarter 2 of 2003 – 69,37 rubles
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 74,37 rubles

The reasons of the yield non-payment:
Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***24 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-24-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***3 000 000 rubles***
Type of the yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*
Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2003 – 364,38 rubles
Quarter 2 of 2003 – 109,13 rubles
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble
Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***25 - O***
Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002.***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 92,54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***1 - C***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-27-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***143 890 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***14 389 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***the size of the yield cannot be indicated in money form as the period of repayment (yield payment) of each bond is different. Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1%***

annual of the bond face value.

The total size of the yield which was due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of submission of bonds for repayment is different.***

Since the date of the bonds placement and as of the report date – 31.03.2005, the size of the yield on the issue bonds amounted to 866 741,80 rubles.

The time period established for the payment of yield on the issue bonds:

From 07.06.2003 to 07.06.2005

The form and other conditions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of year 2005***

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 3 of 2003 - 34 619,1 rubles

Quarter 4 of 2003 - 19 427,85 rubles

Quarter 1 of 2004 - 34 472,83 rubles

Quarter 2 of 2004 - 14 527,62 rubles

Quarter 3 of 2004 - 9 421,07 rubles

Quarter 4 of 2004 – 14 026,74 rubles

Quarter 1 of 2005 - 57 446,40 rubles

Other data on the yield on the issue bonds: ***The payment of the yield on the issue bonds is made by the issuer since 07.06.2003 – the date of the bonds repayment start.***

Kind of securities: ***bonds***

Series: ***1 - Y***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-33-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***18 246 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***1 824 600 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***0,1 ruble***

The total size of the yield which was due to payment on the issue bonds in money form for all the bonds of the issue***: 1824,6 rubles***

The time period established for the payment of yield on the issue bonds:

The date of the repayment start: 29.06.2003

The date of the repayment end: 29.06.2004

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003, quarters 1 and 2 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 39,7 rubles

Quarter 4 of 2003 - 1 277,4 rubles

Quarter 1 of 2004 - 16,40 rubles

Quarter 2 of 2004 – 491,10 rubles

Other data on the yield on the issue bonds: *none*

Kind of securities: ***bonds***

Series: ***2 - У***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-34-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 pieces***

Face value of each bond of the issue: ***2000 rubles***

The amount of the bonds issue at face value: ***1 000 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value.***

The size of the yield which was due to payment on the issue bonds in money form for all the bonds of the issue: ***Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value multiplied by 500.***

The time period established for the payment of yield on the issue bonds:

The date of the repayment start: 01.01.2005

The date of the repayment end: 31.12.2005

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of year 2005***

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of year 2005 – 2081,66 rubles

Other data on the yield on the issue bonds: *none*

8.10. Other data

On January 31, 2005 Consortium "RID-EXPERT-RA" assigned the issuer with national rating of corporate governance "B ++".

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

OJSC "VOLGATELECOM"

SUPPLEMENT TO
QUARTERLY REPORT OF THE ISSUER OF ISSUING SECURITIES FOR QUARTER 1 OF YEAR 2005

Supplement to item № 5.1. **Data on the structure and scope of competence of the issuer's management bodies.**

APPROVED by

OJSC "VolgaTelecom" Board of directors
March 11, 2004

The Code of Corporate governance of OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004

Table of contents:

Introduction 3

1. The principles of corporate governance 4
2. The rights of the Company's stockholders 4
3. General meeting of stockholders 5
4. The Company's Board of directors 8
5. The Company's executive bodies 10
6. The Company's corporate secretary 12
7. Disclosure of information about the Company 13
8. Control over the Company's financial-economic activity 14
9. Dividends 15
10. Settlement of corporate conflicts 16

Final provisions 17

Introduction

Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company) is the largest telecommunications services operator of Povolzhskyi region of Russia.

Realizing its mission in meeting the customers' needs in high quality and reliability communication services, proceeding from the intent to develop as modern company capable of attracting the investments for the solution of these tasks, meeting high business, technological and financial standards, the Company voluntary takes upon itself to follow the principles and rules of corporate governance of this Code in its activity.

The purpose of adopting this Code by the Company is to form and implement to day-to-day activity the principles and the rules of corporate governance contributing to successful development of the Company expressed first of all in long-term prospects of the Company's development, in the growth of its value, in meeting legitimate interests and rights of all the stockholders and in forming positive image of the Company between the stockholders, employees, the Company's customers and other interested parties.

The principles and the rules contained in this Code meet international standards of the best practice of corporate governance and represent higher, as compared with current legislation, level of functioning of management and control bodies, of business culture and compliance with high ethical norms.

As the practice of corporate management in Russia and abroad develops, the Company will improve the rules and principles of corporate governance stated in this Code and ensure their more complete abidance in its day-to-day activity.

1. The principles of corporate governance

1.1. Corporate governance is the system of principles, norms and rules in accordance with which the relations between stockholders, members of the Board of directors, the Company's executive bodies and other interested parties are regulated.

1.2. The Company commits itself to perfect corporate management in accordance with the principles ensuring:

- Factual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information on the Company, including on its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;
- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

1.3. The Company realizes the importance of perfecting the corporate governance of its affiliated and dependent companies and seeking to ensure the openness and transparency of the activity of the said organizations and also to introduce the basic principles of this Code in them.

2. The rights of the Company's stockholders

2.1. In its activity the Company proceeds from the fact that its management and control bodies, and first of all the Board of directors, the Company's Management board and General director ensure the observance of rights and protection of the Company's stockholders interests.

2.2. The Company to the maximum ensures reliable and efficient accounting of property rights of the stockholders for the shares by transferring the functions of depositing and keeping the register of stockholders to a specialty registrar who is independent in relation to the Company and has proper technical facilities and control systems ensuring qualitative keeping and safety of the register data, the registrar acting on the

basis of license in accordance with the requirements of current legislation.

2.3. The stockholders have the right in their discretion to freely dispose of the shares in their possession, to perform any acts not contradicting the law and not violating the rights and law protected interests of other parties, including the transfer of their shares to the possession of other persons.

2.4. In its activity the Company proceeds from regular and timely ensuring of receipt by the stockholders of exact and complete information allowing for them to take optimal decisions on the issues of the Company's activity and disposal of securities in their possession.

2.5. The Company ensures the right of the stockholders to participate in the management of the Company's activity and adoption of decisions on the most important issues of the Company's activity. The Company observes the stockholders' right to get profit share of the Company in the form of dividends and tends to the predictability of the Company's dividend policy for the stockholders. The Company will conduct the policy aimed for the receipt by the stockholders of dividends of the declared amount and within short-term period.

2.6. The Company expects that the stockholders will not abuse the rights granted to them and will not perform the acts aimed at causing harm to other stockholders or to the Company.

3. General meeting of stockholders

3.1. The Company complies with the requirements of Russian Federation legislation to the procedure of preparation and holding of general meeting of stockholders and makes efforts to perfect the procedures of preparation and holding of general meetings of stockholders.

3.2. The procedure of preparation and holding of general meeting of stockholders is regulated by the Charter and the internal document of the Company – "Provision on the procedure of holding general meeting of OJSC "VolgaTelecom" stockholders (hereinafter – the Provision on holding general meeting of stockholders).

3.3. The Company applies the methods of giving notice to the stockholders on the convocation of general meeting of stockholders, these methods ensure timely provision of the information to all the persons included into the list of persons having the right to participate in general meeting of stockholders.

3.4. Along with the major method of notifying the stockholders by mailing a communication about holding the meeting to every stockholder, the Company uses additional channels: publication of information about holding general meeting of stockholders in one nationwide daily – "Rossiiskaya gazeta" having one of the largest readership circulation in the country, and also in a number of leading mass media of Russian Federation subjects on the territory of which the Company is operating. The Company uses its corporate Internet site www.volgatelecom.ru as an additional method of notifying the stockholders on holding general meeting.

3.5. The Company tends to extend the time period for notification of the stockholders about the upcoming general meeting and to notify the stockholders about holding general meeting of stockholders at least 30 days prior to the date of its

holding, if the legislation does not stipulate a longer period.

3.6. The Company tends to expand the content of communication about holding general meeting of stockholders and to provide in the communication about holding of formal general meeting the information about the beginning and the end of registration and the location of registration, and in case of absentee voting – the date to which the voting ballots should be received.

3.7. The Company provides the stockholders participating in the general meeting the opportunity to familiarize with the information providing complete insight of the Company's activity required for taking informed, better decisions on the issues of the agenda of the general meeting. The stockholders can familiarize with the information:

- At the location of the Company's executive body,
- In the Company's branches,
- At the Company's website in the Internet: www.volgatelecom.ru

3.8. The volume of information provided to the stockholders is defined by the Charter and the Provision on the procedure of holding general meeting of stockholders.

3.9. The persons having the right to participate in stockholders' general meeting are provided the following information (materials) in the procedure and to the address (addresses) indicated in the communication about holding general meeting of stockholders:

- Annual accounting statement, including auditor's report, the Company's Auditing committee report based on the results of the check of the annual accounting statement,

- Data on the candidates to the Company's Board of directors, to the Company's Auditing committee,

- The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording,

- The drafts of the Company's internal documents,

- The drafts of other documents the adoption of which is stipulated by the drafts of resolutions of the stockholders' general meeting,

- The drafts of resolutions of the stockholders' general meeting,

- Other information (materials) required for provision in accordance with current legislation,

- Other information (materials) for adopting the resolutions on the issues of the agenda of the stockholders' general meeting included by the Board of directors in the list of information (materials) provided to the stockholders during the preparation to holding the stockholders' general meeting.

3.10. For exercising the right of stockholders to participate in general meeting, the Company adopts internal documents ensuring in accordance with legislation the rights of stockholders to demand the convocation of general meeting and bring forward the motions in the meeting's agenda, the capability to duly get prepared for participation in the stockholders' general meeting, and also the capability of exercising the right of vote by each stockholder.

3.11. In its internal documents the Company defines the rules and the procedure of holding general meeting of stockholders in such a way so that they ensure equal treatment of all stockholders, facilitate stockholders' participation in the general meeting and expression of their opinion on the issues put on the meeting's agenda.

3.12. Stockholders (stockholder) who are in total the owners of at least 2 percent of the Company's voting shares have the right to introduce the issues to the agenda of annual general meeting of stockholders, to nominate candidates to the Company's Board of directors, to the Company's Auditing committee. Stockholders who are the owners of at least 10 percent of the Company's voting shares have the right to convene extraordinary general meeting of stockholders. The specified stockholders (stockholder) do not submit the extract from stockholders' register in case, if their rights for the shares are accounted for in the system of keeping the register of stockholders, if their rights for the shares are accounted for at custody account at depositary then it is sufficient to submit the extract from custody account of the depositary.

3.13. The Company provides the stockholders who possess at least 1% of votes the capability of familiarizing with the list of persons having the right to participate in stockholders' general meeting starting from the date of announcement of holding stockholders' general meeting and to the date of closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of ballots for voting at the location of the executive body.

3.14. When forming the agenda of the stockholders' general meeting the Company defines the issues of the agenda in such a way so that to avoid their different or ambiguous interpretation.

3.15. The Company provides the registration of the participants of stockholders' general meeting; this registration provides the capability to all the stockholders wishing to participate in the general meeting to come through this procedure before the general meeting beginning. The description of this procedure is stated in the Provision on the procedure of holding stockholders' general meeting.

3.16. The Company provides the rules of order of stockholders' general meeting which guarantee reasonable, equal capability to all the stockholders present at the meeting to express their opinion and ask questions on the agenda.

3.17. In order to provide the stockholders the capability of getting answers to their questions the Company commits to secure the presence of the members of the Board of directors, representatives of the executive bodies and the Company's Auditing committee at the stockholders' general meeting.

3.18. The Company tends to secure the presence of candidates to the new structure of the Company's Board of directors and the representatives of the Company's auditor at the stockholders' general meeting.

3.19. The Company tends to exclude any doubts in the correctness of totaling the results of voting and for this purpose it transfers the functions of the Company's counting commission to an independent registrar and provides the totaling of the results of voting and their disclosure before the closing of the stockholders' general meeting.

3.20. When defining the location, the date and the time of holding general meeting of stockholders the Company proceeds from the necessity to provide the stockholders with real and light capability to participate in the meeting.

4. The Company's Board of directors

4.1. The Board of directors is a joint management body of the Company carrying out general management of its activity, excluding the solution of issues referred by federal laws and the Company's Charter to the competence of stockholders' general meeting and the Company's executive body.

4.2. The basic purposes of the activity of the Board of directors are the control over ensuring the efficient management of the company's activity in order to ensure long-term, stable development of the Company, the growth of its value, protection of rights and legitimate interests of the stockholders.

4.3. The major trends of the activity of the Board of directors are:

- Strategy formulation of the Company's development and control over its implementation;
- Control over the activity of the executive bodies;
- Ensuring the efficient activity of the system of internal control and risk management;
- Ensuring the protection of stockholders' rights and also contributory influence in the settlement of corporate conflicts.

4.4. In the course of preparing and adopting the decisions the Board of directors tends to take into account the interests of labor collective, partners, creditors, local public and other interested groups of the Company.

4.5. The purposes, principles of activity, competence, operating procedures of the Board of directors, the rights and duties of the members of the Board of directors are stated in the Charter and in the Company's internal document "Provision on the Board of directors of OJSC "VolgaTelecom".

4.6. In its decisions the Board of directors proceeds from the necessity to act right in relation to all the stockholders, and may not take into account the interests of only some single group of stockholders. The Board ensures the creation of the system of identifying and settlement of potential conflicts of interests both between its members and in the activity of the executive body.

4.7. The Board of directors ensures equal conditions to all the stockholders to exercise their rights.

4.8. The Company's Board of directors holds its sessions at least once a month in accordance with the approved action plan. The sessions of the Board of directors may be held in the form of joint attendance (including by using conference call) or in the form of absentee voting. The company tends to the fact that the decisions on the most important issues of its activity, such as the approval of the Company's budget, the strategies of development, assessment of work of executive bodies and determination of remuneration of its members, recommendation of the candidate of external auditor are adopted by holding the session of the Board of directors in the form of joint attendance.

4.9. The Board of directors defines the priority trends of the Company's activity and approves the annual budget, the strategies and the programs of the Company's development, and also carries out the control over their implementation.

4.10. The Board of directors creates and maintains the necessary controls over the activity of the Management board and the General Director, including monitoring and assessment of the results of their activity as compared with the approved plans.

4.11. The Board of directors regularly assesses the activity of the Company's executive bodies, top managers and the activity of the Board of directors itself, including the development, approval and modification of the system of remuneration of the key managers.

4.12. The Board of directors tends to create a transparent system of remuneration and compensation of expenses related to execution of its functions by the Board of directors. Remuneration and compensations to the members of the Board of directors should match their contribution to the activity of the Board and to the Company's development. The information about the total amount paid as remuneration and compensations to the members of the Board of directors for the last accomplished fiscal year is reflected in the Company's annual report approved by the stockholders' general meeting and also in the issuer's quarterly reports.

4.13. The Board of directors ensures the creation of the system of financial risks management which would allow for the assessment of risks the Company faces in the course of its activity; the purpose of this system is to minimize negative implications of such risks.

4.14. The Company proceeds from the fact that the persons nominated to the structure of the Board of directors should enjoy the stockholders' confidence and have knowledge, skills and experience required for adopting the decisions on the issues related to the competence of the Board of directors and allowing for efficient execution of the functions of a member of the Company's Bard of directors. The Company will tend to state in its internal documents specific requirements to the members of the Board of directors as regards the qualification, professional experience and ethical norms of their activity.

4.15. The Company tends to expand the information on the candidates to the Board of directors which is provided to the stockholders before general meeting, and in particular on such items as professional experience and qualification of a candidate, the nature of his (her) relations with the Company, its affiliated structures and separate groups of stockholders, on availability or lack of conflict of interests of a candidate as regards his (her) election to the structure of the Board of directors.

4.16. The structure of the Board of directors should ensure its efficient operation, taking into account different interests and points of view while elaborating decisions and resolutions. Quantitative and qualitative composition of the Board of directors should conform to the legislation requirements imposed to the structure of the board of directors, in particular the correlation between executive and non-executive directors. The Company tends to the fact that outside, independent members of the Board of directors have the opportunity to make essential input into the discussion and adoption of the most important resolutions and decisions.

4.17. The major requirement of the Company to an independent director is the ability to give independent estimations of the issues under discussion, which assumes the lack of any circumstances that may affect the formation of his (her) opinion.

4.18. A member of the Board of directors meeting the following requirements is considered to be an independent director:

- not being during the last three years and not being currently an official (manager) or the Company's employee, and also an official or an employee of the

management organization of the Company;

- not being an official of another company in which any official of the Company is a member of staff or rewards committee of the Board of directors;
- not being an affiliated person of an official (manager) of the Company (an official of the management organization of the Company);
- not being an affiliated person of the Company, excluding a member of the Company's Board of directors;
- not being a party under liabilities with the Company in accordance to the terms and conditions of which he (she) may acquire the property (receive cash assets) the value of which is 10% and more per cent of his (her) joint, annual income apart from receiving remuneration for participation in the activity of the Board of directors;
- not being a large contracting party of the Company (the contracting party, which has within a year effected deals with the Company in the total amount equal to 10 or more percent of the balance sheet assets of the Company);
- not being the representative of the state.

4.19. The Company requires that from time to time the independent director makes a written declaration, disclosing the information allowing for ascertaining whether he is an affiliated person in relation to the stockholders or contracting parties of the Company, and also with their affiliated persons.

4.20. The members of the Board of directors must perform the obligations they are charged with, bona fide and rationally in the Company's interests. The member of the Board of directors may not disclose and use in third party's personal interests the confidential information of the Company and insider information.

4.21. The Board of directors of the Company is elected at the General meeting of stockholders by cumulative voting, which contributes to the consideration of opinions of all stockholders, including those possessing modest block of shares (minority stockholders).

4.22. For the purpose of effective functioning of the Board of directors the Company establishes Committee on corporate governance, Staff and Rewards Committee, Committee on Budget and Investment planning. The purpose of the specified Committees is to preliminary consider the most important issues and the preparation of recommendations to the Board of directors for making resolutions on these issues. The Board of directors may also establish other permanent or interim committees, as required, for the consideration of single or short- term issues and problems.

4.23. The procedure of sessions of the Board of directors is stipulated by the Provision on the Board of directors of the Company. The Company perfects the given procedure so that it ensures to the maximum the opportunity for the members of the Board of directors to get duly prepared to the session of the Board of directors.

5. The Company's executive bodies

5.1. For the purpose of providing operative management of the Company, the Board of directors establishes joint executive body (the Management board) and appoints single executive body (General Director) of the Company. The Chairman of the Management board is in charge of the Management board and directs it, and holds the post of the General Director.

5.2. The Management board and the General Director are accountable to the Board of directors of the Company. They exercise their activity in strict conformity

with the requirements of the current legislation, the Charter of the Company and the "Provision on the Management board of OJSC "VolgaTelecom", and also on the basis of the provisions of the present Code.

5.3. The competence of executive bodies of the Company is defined by the Charter of the Company. The consideration of issues beyond the limits of usual economic activity of the Company and of the issues within the limits of usual economic activity of the Company but having an important effect on the Company is referred predominantly to the competence of the joint executive body.

5.4. The General Director and the Management board of the Company admit their liabilities in relation to the stockholders and are aimed at bona fide and competent performance of obligations on the current activity management providing steady and long-term development of the Company.

5.5. At the formation of the structure of executive bodies, the Company prevents a sharer, the General Director (Corporate executive), the members of the management board or an employee of the legal entity which is the Company's competitor, from being the members of the executive bodies of the Company.

5.6. The members of the Management board, including the General Director, must avoid actions resulting or capable to result in conflicts between the interests of the Company and their own interests, and in the case of such conflict must disclose the information about this conflict to the Board of directors.

5.7. The Management board is responsible for the timely providing the members of the Board of directors with information and materials, necessary for performance of their functions, in time allowing for studying them in full.

5.8. The Management board of the Company establishes the system of internal control and monitoring of risks related to the Company's activity, with the purpose of early revelation of tendencies capable to have negative impact on the current results of activity and the realization of perspective plans of the Company's development. The Management board and the General Director submit the information about facts capable to cause the most serious risks for the Company and motions on the prevention of crisis situations related to such risks to the Board of directors.

5.9. The General Director and the members of the Management board must have high business reputation. The executive bodies of the Company in their cooperation with business associates are guided by the high standards of business ethics; follow the principles of building long-term relations, development of interaction and mutually advantageous cooperation.

5.10. The General Director and the members of the Management board are responsible for violations of provisions on the use of confidential, official and insider information of the Company.

5.11. The remuneration of the General Director and of the members of the Management board corresponds to their participation in the Company's activity and to their role in the development of the Company. The criteria determining the amount of remuneration of the members of the Management board and the procedure of its payment are defined by the "Provision on the Management board of OJSC "VolgaTelecom" and by the resolutions of the Board of directors. The information on the total amount of remunerations paid to the members of the Management board in the last completed

fiscal year is reflected in the quarterly statements of the Company.

6. Corporate secretary of the Company

6.1. The main task of the Corporate secretary of the Company is to provide observance of the procedural requirements guaranteeing realization of the rights and interests of shareholders of the Company by bodies and officials of the Company.

6.2. The Corporate secretary of the Company contributes to raising the effectiveness of work of the Board of directors, to raising the level of transparency of the Company, of the effectiveness of the Company's cooperation with its stockholders and other participants of corporate relations.

6.3. The Corporate secretary of the Company is appointed to the post and dismissed by the Board of directors, and is accountable to the Board of directors. The Corporate secretary of the Company provides performance of the following functions:

- organization of preparation and holding of the General meetings of stockholders in accordance with requirements of the legislation, the Charter of the Company and "The Provision on the procedure of holding the General meeting of stockholders";
- organization of preparation and holding of the sessions of the Board of directors and of its Committees' meetings, in accordance with requirements of current legislation, the Charter of the Company, the Provision on the Board of directors and the Provisions on the Committees of the Board of directors;
- assistance to the members of the Board of directors in performance of their functions;
- providing disclosure (submittal) of information about the Company and storage of the Company's documents;
- providing duly consideration by the Company of the stockholders' applications and settlement of conflicts, concerning the violation the stockholders' rights;
- notification of the Chairman of the Board of directors of all facts preventing the observance of procedures subject to ensuring by the Corporate secretary of the Company;
- providing disclosure of information about the Company to the stockholders and interested persons.

6.4. Rights, duties, size of remuneration and responsibilities of the Corporate secretary of the Company are defined by internal documents of the Company, and also by the contract concluded by him/her with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company.

6.5. The Corporate secretary of the Company must possess knowledge necessary for performance of his/her functions, and also enjoy confidence of shareholders and of the members of the Board of directors.

6.6. With a view of controlling the effective performance by the Corporate secretary of his/her duties, the apparatus of the Corporate secretary of the Company may be established.

6.7. If the Corporate secretary of the Company is not appointed, his/her functions are performed by the Secretary of the Board of directors or by corresponding

structural sub-divisions of the Company.

7. The disclosure of information about the Company

7.1. The Company's policy of disclosure of information about its activity is aimed at timely and full report of this information to all persons interested in receiving the information in the amount necessary for making a better decision about participation in the Company or taking other actions capable to influence the financial and economic activity of the Company.

7.2. The main principles of disclosure of information about the Company are regularity and efficiency of its submission, availability for the majority of stockholders and other interested persons, its authenticity and the completeness of its content, observance of reasonable balance between the exposure and commercial interests of the Company.

7.3. At the disclosure of information about the Company's activity, the Company provides equal treatment in relation to all groups of beneficiary of the information and prevents priority of one group of beneficiaries of the information over the others.

7.4. The Company's choice of information dissemination channels is based on the principle of providing free, clear access not connected with exorbitant charges, of the interested persons to the disclosed information.

7.5. The Company provides the disclosure of information on all essential issues of the Company's activity by satisfying the requirements established by the legislation of Russian Federation and regulations, principles of corporate governance and formed international practice.

7.6. The Company pays special attention to the disclosure of information about its property structure.

7.7. The management and competent employees of the Company submit the information at the meetings with investors and stockholders of the Company, at cooperation with rating agencies, at press conferences, and also by means of publications in the mass media, brochures and booklets. The information is also disclosed at the website of the Company in the Internet: www.volgatelecom.ru

7.8. The Company fixes the principles of information policy in the internal document - Provision on the information policy.

7.9. The Company reports annually to the stockholders about its activity. The content of information allows the stockholders to appraise the results the Company's one year activity. The annual report contains and in particular:

- the role of the Company in the industry;
- the foreground areas of the Company's activity;
- the report of the Board of directors on the results of the Company's development in the foreground areas of its activity;
- the development prospects of the Company;
- report on the payment of declared (accrued) dividends;
- description of the main risk factors, related to the Company's activity;
- the list of deals effected by the Company in the fiscal year and considered by the legislation to be large deals and related party transaction; the essential

conditions of each deal and the body of management of the Company, which has approved each deal are to be indicated in the list;

- the structure of the Board of directors and its modifications in the fiscal year, information about the members of the Board of directors;
- information about the General Director of the Company and the members of the Management board, including their biographical data and holding of shares of the Company during the fiscal year;
- criteria of determining and the total amount of remuneration of the General Director, the members of the Management board and of the Board of directors of the Company, in accordance with the results of the fiscal year;
- information about the observance by the Company of the Code of corporate governance;
- the Company's Auditing committee certificate;
- independent auditor report.

7.10. The Company tends to the inclusion of additional information allowing the stockholders to make better decisions into its annual reports, for example: information about the number, the kind of clients and the dynamics of their modification; about the billing policy of the Company, about effecting technical policy of the Company and implementation of new technologies; the Corporate secretary's report; report on the work of the Board of directors and of the Management board; information on the stockholders' letters, applications and claims and corporate conflicts, results of reaction to them.

7.11. Taking charge of protection of official and commercial secret, the Company assumes the responsibility for non-disclosure of confidential information, and also effects control over the use of insider information. All employees of the Company are obliged to provide the protection of confidential information and to observe the rules related to the use of insider information.

8. Control over the financial and economic activity of the Company

8.1. The essential goal of control over the financial and economic activity is the protection of stockholders investments and of the Company assets. In the conditions of raising effectiveness and transparency of the system of management, internal control in the Company, this aim is achieved also by introduction of the corporate information system.

8.2. One of the priorities of the system of control of the Company is the prevention, revelation and limiting of financial and operational risks.

8.3. The control over the financial and economic activity of the Company is effected by the Auditing committee and by the internal audit department. An independent auditor is also involved in the control.

8.4. The Auditing committee is elected by the General meeting of stockholders in the procedure stipulated by the current legislation and by the Charter of the Company for a period of 1 year. The Company tends to the raising of competence of the Auditing committee members and of their ability to support objective comments. The Auditing committee effects control over the financial and economic activity of the entire Company, including its branches and the representation office.

8.5. To raise the effectiveness of control over the financial and economic activity the Company effects regular internal control. The internal audit department elaborates

procedures of internal control, subject to the Management board's approval.

8.6. The Board of directors effects control over the application of internal control procedures. The Board of directors effects preliminary approval of operations passing the limits established by the Company's annual budget.

8.7. For the purpose of examination and confirmation of the correctness of the annual financial records, the Company involves annually a professional auditor, whose material interests are not connected with the Company or its stockholders.

8.8. An independent auditor of the Company is approved by the General meeting of stockholders. The terms and conditions of the contract concluded with the auditor, including the amount of payment for its services, are approved by the Board of directors of the Company.

8.9. The Board of directors of the Company effects regular control aimed at the prevention of conflict of interests in the activity of the involved independent auditor.

8.10. The independent auditor effects the audit of the financial and economic activity of the Company in accordance with legal acts of Russian Federation, on the basis of the contract concluded with it. The audit of the Company is effected in the way allowing to receive objective and full information on the Company's activity as the result of the audit.

9. Dividends

9.1. The Company proceeds from the fundamental importance of ensuring the receipt by the stockholders of their share of the Company's profits in accordance with the number and categories of the shares they possess.

9.2. The dividend policy of the Company is based on the principle of rational distribution of the profit got by the Company with due account for its investment needs. The basic principle of the dividend policy of the Company is the investment of its profit only in the economically justified projects, contributing obviously to its steady and long-term development.

9.3. The resolution on the payment of annual dividends, the amount of the annual dividend and the method of its payment in respect of each category (type) of shares is passed by the General meeting of the stockholders.

9.4. The Company informs the stockholders about its dividend policy by means of placing the information in mass media and at the website of the Company in the Internet: www.volgatelecom.ru

9.5. The dividends declared by the Company are paid only by monetary assets.

9.6. The payment of dividends is made in the terms stipulated in the Charter of the Company and by the resolutions of the General meetings of the stockholders or in shorter terms.

10. The settlement of corporate conflicts

10.1. The Company attaches great importance to the timely prevention and just settlement of corporate conflicts.

10.2. In relation to the corporate conflicts the Company follows the principle of prevention of conflicts at the earliest stages of their occurring and attentive attitude towards them.

10.3. In the case of corporate conflict the Company occupies position based on the provisions of Russian Federation legislation.

10.4. If the subject of the corporate conflict is the issue referred to the competence of the Board of directors of the Company or to the competence of the single executive body, the Board of directors establishes interim Committee on the settlement of corporate conflicts.

10.5. In the case when the corporate conflict between the stockholders of the Company is capable to affect the Company's interests or the interests of other stockholders of the Company, the body of the Company responsible for consideration of such dispute decides whether the dispute affects the Company's interests or the interests of other stockholders or not, and also whether its participation is capable to contribute to the settlement of the corporate conflict or not.

10.6. With the consent of the stockholders who are the parties of the corporate conflict, the bodies of the Company (its members) may participate in the negotiations between the stockholders, submit to the stockholders the information in their disposal and which concerns the conflict and also documents, clarify the provisions of the legislation on joint stock companies, and the provisions of the internal documents of the Company, give advisory opinions and recommendations to the stockholders, prepare the drafts of documents on the settlement of conflicts for their signing by the stockholders, on behalf of the Company and within their competence assume responsibility in relation to the stockholders in the amount which is capable to contribute to the settlement of the dispute.

10.7. In case of impossibility to settle the corporate conflict between the Company and a stockholder (a group of stockholders), between the stockholders of the Company or between the stockholders and separate bodies of management of the Company, by other means, the dispute may be transferred to the Arbitration court for consideration.

Final provisions

The present Code is valid since the moment of its approval by the Board of directors.

The Board of directors at its sessions considers regularly the issues of observance of the present Code and ensures publication of information about results of consideration.

The Company will perfect the present Code in accordance with new standards of corporate governance in Russian and international practice, with due account for the interests of stockholders, of the Company and other interested groups.

Issues, not stipulated by the present Code, are regulated by the current legislation of Russian Federation, international contracts and agreements and by the Charter of the Company.

A P P R O V E D by
OJSC "VolgaTelecom" Board of directors
On September 24, 2004
Minutes № 8 of September 27, 2004

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
______________________ E.V. Yurchenko

Changes in the Code of
Corporate governance of
OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004

In article 4 “The Company’s Board of directors” item 4.22. is to be stated in the wording “For the purpose of effective functioning of Board of directors the Company establishes the Committees of the Board of directors realizing the functions for corporate governance, staff and remuneration, strategic development, audit, etc.

The Committees are designed for preliminary consideration of issues related to the competence of the Board of directors and for preparation of recommendations on them to the Board of directors”.

APPROVED by
The Board of directors of OJSC “VolgaTelecom”
Minutes № 26 of March 30, 2005
The Chairman of the Board of directors of
OJSC “VolgaTelecom”

____________________ E.V.Yurchenko

Dividend policy
regulations of
OJSC “VolgaTelecom”

Nizhny Novgorod city, 2005

Table of contents:

1. General provisions	3
2. Procedure of passing the resolution on dividends payment	3
3. Procedure of calculating and charging dividends	4
4. Dividends payment procedure	5
5. Dividends payment term	5
6. List of entities entitled to receive dividends	6
7. Dividends payment procedure arrangement	6
8. Dividends payment restrictions	7
9. Closing provisions	8

1. General provisions

1.1. The present Dividend Policy Regulations of Open Joint Stock Company "VolgaTelecom" (hereinafter "Regulations") have been elaborated in accordance with valid Russian Federation legislation, the Charter of Open Joint Stock Company "VolgaTelecom" (hereinafter "the Company"), the recommendations of the Company's Code of corporate governance.

1.2. The Regulations define the conditions and the procedure of dividends payment; regulate the procedure of dividends size calculation in respect of each category (type) of shares, dividends payment procedure, including terms and forms of its payment, the procedure of passing the resolution on dividends payment, dividends payment restrictions.

1.3. Dividend is a part of the Company's net profit, distributed among shareholders proportionally to the number of shares of appropriate type that they have.

1.4.The Company's dividend policy is based on optimum combination of the Company's interests and its shareholders interests, on the increase in the Company's investment attractiveness and its capitalization, on the strict observance and respect for the shareholders rights, stipulated by the current legislation of Russian Federation.

1.5.The basic purpose of adopting the present Regulations is to define the priorities when the Board of directors elaborates the recommendations on the dividends size, the conditions and the procedure of their payment. The Regulations are worked out to ensure dividends size definition and dividends payment transparency mechanism which is observed by the Company's Board of directors while passing the resolutions on dividends payment.

1.6.Passing the resolution on dividends payment in respect of any category (type) of shares is a right, but not the obligation of the Company. The shareholders general meeting is entitled to pass the resolution on non-payment of dividends on certain categories (types) of shares, and also on partial dividends payment on preferred shares, the dividend size on them being defined in the Charter, or not to pass the resolution on dividends payment.

1.7.The Company's shares being the base asset of derivative securities - depositary receipts - grant their holders the rights to receive dividends, stipulated by the resolution on the shares issue and the Company's Charter in full.

1.8.The Company informs its shareholders on its dividend policy by publishing information in printing edition "Rossiiskaya gazeta" and at the Company's web-site in the Internet: www.vt.ru.

2. Procedure of passing the resolution on dividends payment

2.1. Once a year the Company has the right to pass (declare) the resolution on payment of dividends on placed shares.

2.2. The resolution on dividends payment basing on the results of the fiscal year, dividends size and the form of their payment on each category (type) of shares is passed by the shareholders general meeting upon the recommendation of the Company's Board of directors.

2.3. The resolution on the dividends size basing on the results of the fiscal year, the form and the term of payment recommended to the shareholders general meeting is passed at the Board of directors session, at which the Company's annual report is preliminary approved.

2.4. While defining recommended dividend size, the Board of directors is guided by Russian Federation current legislation, the Company's Charter, the present Regulations and the recommendations of the Board of directors' Committees according to their competence.

2.5. The size of dividends by the fiscal year results should not exceed the size recommended by the Company's Board of directors.

2.6. Resolution on dividends payment is to define:

- category (type) of shares, on which the dividends are declared;
- dividend size per one share of appropriate category (type) without notice of taxes withheld,
- term of payment,
- form of payment.

2.7. Resolution on declaration of dividends on common shares should only be passed after the resolution is passed on declaration of dividends on preferred shares, the dividend size by which is defined by the Company's Charter, in the full size.

3. Procedure of calculation and charging dividends

3.1. The dividends are paid from the Company's net profit, specified in the Company's profit and loss statement based on the results of the activity for the year. (Form 2 of the Company's accounting statement, made in accordance with Russian accounting standards). Dividends on preferred shares may be paid at the expense of the Company's special funds specially formed for these purposes.

3.2. Dividend payment charges are necessarily stipulated in the Company's budget for the next fiscal year.

3.3. In the course of the fiscal year modifications may be introduced into the Company's budget, including modifications concerning scheduled dividend payments.

3.4. The sum of charged dividends paid to a shareholder is defined for each category (type) of shares separately, by means of multiplying dividend per share by the number of shares it owns.

3.5. The total sum paid as dividend on each preferred A type share is established in the amount of 10 percent of the Company's net profit based on the results of the last fiscal year divided by the number of shares making up 25 percent of the Company's charter capital. Herewith, if the amount of dividends paid by the Company in the specified period on each common share exceeds the sum to be paid as dividends on each preferred A type share, the amount of dividends paid on the latter is to be increased up to the amount of dividends paid on common shares.

3.6. Dividend is defined in rubles per one share.

3.7. Dividends are not charged and paid on the following shares:

- unissued (not placed),
- purchased to the Company's balance,
- redeemed to the Company's balance,
- received at the Company's disposition due to non-fulfillment by the buyer of its obligations connected with the purchase.
- in other cases stipulated by the current legislation of Russian Federation.

4. Dividends payment procedure

4.1. The payment of declared dividends constitutes the Company's obligation. The Company is responsible to the shareholders for non-fulfillment of this obligation according to the current legislation of Russian Federation.

4.2. Dividends declared by the Company may be paid both in the form of money and in the form of other property in case if the Company's shareholders meeting passed the resolution on payment of dividends not in the form of money.

4.3. The resolution on the Company's payment of dividends not in the form of money is passed by the shareholders general meeting only on the basis of the Company's Board of directors' proposal which should indicate the Company's property allocated to the dividends payment.

4.4. Dividends are paid in Russian Federation currency.

4.5. The Company is a tax agent when paying income to the shareholders on the shares they own. The Company calculates, withholds and transfers the sums of dividend taxes to the budget following the procedure and during the terms stipulated by Russian Federation legislation.

4.6. Dividends are paid to the shareholders net of withheld tax sums and other deductions stipulated by Russian Federation legislation. When the payment is made the sum of dividends charged for each category (type) of shares, if it contains fractional parts of kopecks, is to be rounded to the nearest integral kopeck according to mathematical rules.

4.7. The sum of dividends charged for each category (type) of shares, if it contains fractional parts of kopecks, is to be rounded to the nearest integral kopeck according to mathematical rules.

4.8. Dividends payment is the transfer of appropriate sums of money from the Company's account (and in case of paying agent involvement - from the account of such agent) to the bank account (mailing address) contained in the shareholders register keeping system or the payment of cash in the Company's pay-office.

5. Dividends payment term

5.1. Dividends on common shares are paid by the Company in the time established by the shareholders general meeting resolution on payment of dividends. The specified period is set not later than the end of the financial year in which the resolution on dividends payment was passed.

5.2. Dividends on preferred A type shares are paid in the time established by the shareholders general meeting resolution on dividends payment. The specified period is set not later than the end of the financial year in which the resolution on dividends payments was passed.

5.3. The Company continues to pay declared dividends on shares, the owners of which have not received charged dividends in the established period according to the present Regulations (unclaimed dividends) for the reasons stipulated in item 7.9 of the present Regulations. The period of unclaimed dividends payment may not be less than 3 years.

5.4. Interests on unclaimed dividends are not charged.

6. List of entities entitled to receive dividends

6.1. For the purpose of dividends payment based on the results of financial year the Company's Registrar makes the list of entities entitled to receive dividends.

6.2. The specified list is drawn as of the date of making the list of persons having the right to participate in the shareholders general meeting. The date of making the list of persons entitled to participate in the shareholders general meeting is established by the Company's Board of directors.

6.3. Entities registered in the shareholders register keeping system (except nominee shareholders) and the entities in the interests of which nominee shareholder holds the shares are included into the list of entities entitled to receive dividends as of the date of making the list.

6.4. For the purpose of making the list of entities entitled to receive dividends a nominee shareholder presents the data on the entities in the interests of which it holds shares as of the date of making the specified list.

6.5. Entity registered in the Company's shareholder register is obliged to timely inform the Company's Registrar on the change of its data. In case it fails to present the information on the change of its data, the Company is not responsible for the losses caused by this non-presentation.

6.6. In case when one share belongs to several entities, the sum of dividends is distributed between them proportionally to their share in the stock value, provided that the agreement between these entities doesn't stipulate other provisions.

7. Dividends payment procedure arrangement

7.1. The Company informs all shareholders on the time, form, place and the procedure of dividends payment based on the results of financial year by means of publishing these data in the printing edition "Rossiiskaya gazeta" and at the Company's web-site in the Internet: www.vt.ru.

7.2. The Company has the right to involve outside organizations (Paying agents) to arrange and make dividends payment. The involvement of a Paying agent does not release the Company from the responsibility of dividends payment to the shareholders.

7.3. In case of involving a Paying agent in dividends payment, the Company is obliged to conclude a contract with it which should contain the rights and obligations of the parties, their liabilities, and the procedure of settlements under the contract.

7.4. For the purpose of providing more suitable method of receipt of dividends by the Company's shareholders their payment may be made by a bank transfer, post-office transfer or by payment in cash in the Company's pay-offices at the shareholder's option.

7.5. Dividends are transferred by the method indicated in the list of entities entitled to receive dividends. The method of dividend payment is indicated by a shareholder in the questionnaire of registered entity in the register of the Company's registered securities. Payment to legal entities is made only by a bank transfer. The dividends receipt method may be changed by means of approaching the Company's Registrar.

7.6. In case of the change of dividends receipt method after the date of the register closing, dividends are paid upon a written application of a shareholder with indication of new requisites and new dividends payment method.

7.7. When paying dividends by a bank transfer, the transfer is made if full banking details are available and when paying dividends by a post-office transfer - if full mailing address is provided.

7.8. In order to timely and promptly receive dividends, a shareholder should provide reliable and full information on the change of its data contained in the questionnaire of a registered entity before the date of the register closing.

7.9. In case a shareholder indicates incorrect banking details or mailing address in the register keeping system, the Company is not responsible for non-payment of dividends to the shareholder. The repeated transfer of dividends according to the corrected data in the register keeping system is made upon the shareholder's written application after wrong transferred sums net of expenses for their return and repeated transfer are returned to the Company.

8. Dividends payment restrictions

8.1. The Company has no right to pass (declare) the resolution on payment of dividends on shares in the following cases:

- before the redemption of all shares which are to be redeemed according to item 76 of Federal law "On joint-stock companies";
- if as of date of passing such a resolution the Company meets the insolvency (bankruptcy) test according to Russian Federation legislation on insolvency (bankruptcy) or if Company will acquire the specified insolvency indicia due to dividends payment;
- if as of the date of passing such a resolution the Company's net assets value is less than the sum of its charter capital, reserve fund and is less than the excess of preferred placed shares liquidating value over nominal value defined by the Charter, or if the net assets value will be less than their size due to passing such a decision;
- in other cases stipulated by the Russian Federation legislation.

8.2. The Company has no right to pass (declare) a resolution on dividends payment on common shares, if the resolution is not passed on payment of dividends on preferred shares, the dividend amount of which is defined by the Company's charter.

8.3. The Company has no right to pay declared dividends on shares in the following cases:

- if as of the date of payment the Company meets the insolvency (bankruptcy) test according to Russian Federation legislation on insolvency (bankruptcy) or if Company will acquire the specified insolvency indicia due to dividends payment;
- if as of the date of payment the Company's net assets value is less than the sum of its charter capital, reserve fund and is less than the excess of preferred placed shares liquidating value over nominal value defined by the Charter, or if the net assets value will be less than their size due to dividends payment;

- in other cases, stipulated by the Russian Federation legislation.

8.4. When the circumstances indicated in the present item cease to exist the Company is to pay declared dividends to the shareholders according to Russian Federation regulations in reasonable terms.

9. Closing provisions

9.1. The present Regulations are valid since the time of its approval by the Board of directors.

9.2. Amendments and modifications are introduced to these Regulations by the Board of directors' decision.

9.3. If due to modification of Russian Federation legislation some items of the present Regulations contradict it, these items become invalid and prior to introducing modifications into the present Regulations the Company's bodies are guided by the Russian Federation legislation.

Supplement to item 7.1 **The issuer's annual accounting statement.**

OJSC "VolgaTelecom"

The Auditor's report

on the accounting statement for

2004

March 2005.

Table of contents — Page

Auditor's report on the accounting statement of OJSC "VolgaTelecom" made by independent audit company 3

Annexes

1. Accounting statement of OJSC "VolgaTelecom" for the period from January 1, 2004 to December 31, 2004 inclusive: 6
   - Accounting balance-sheet
   - Profit and loss statement
   - Capital changes statement
   - Cash flow statement
   - Accounting balance-sheet annex
   - Explanatory memo

AUDITOR'S REPORT ON THE ACCOUNTING STATEMENT OF OJSC "VOLGATELECOM" MADE BY INDEPENDENT AUDIT COMPANY

To the stockholders of the OJSC "VolgaTelecom"

INFORMATION ON THE AUDITOR

Name: CJSC "ERNST & YOUNG VNESHAUDIT".

Location: 105062, Russia, Moscow, Podsosenskiy pereulok, bld. 20/12, str. 1-1A.

Certificate of making an entry about the legal entity registered before July 1, 2002 in the United state register of legal entities, the date of making the entry: September 16, 2002, series 77 № 008050714, registered by the State Institution of Moscow registration chamber on August, 30 1994 №033.468, basic state registration number 1027739199333.

License for audit activity №E003246, approved by the Order of the Ministry of Finance of Russian Federation of January 17, 2003 №9, issued for the period of five years.

INFORMATION ON THE AUDITED ENTITY

Name: OJSC "VOLGATELECOM"
Location: 603000, Nizhny Novgorod city, M.Gorky Sq., Post House.
State registration: OJSC "VolgaTelecom" is registered by city's property and land resources management Committee of the Administration of Nizhny Novgorod on December, 15 1993 №448, basic state registration number 1025203014781. The date of making an entry - August 1, 2002. Certificate: series 52 № 001480204.

We audited the attached accounting statement of OJSC "VolgaTelecom" for the period from January, 1 till December 31, 2004 inclusive. The accounting statement consists of accounting balance-sheet, profit and loss statement, capital changes statement, cash flow statement, accounting balance-sheet annex and the explanatory memo, items 3, 4, 6.1 – 6.11, 6.13 – 13. The management of OJSC "VolgaTelecom" is responsible for preparation and presentation of this Accounting statement. Our goal is to express the opinion on the authenticity in all essential aspects of the specified statement and on the conformity of the bookkeeping procedure to Russian Federation legislation, formed on the basis of effected audit.

We carried out the audit in accordance with Federal law "On the audit activity", federals rules (standards) of audit activity, Rules (Standards) of audit activity, approved by the Committee on the Audit activity with the President of Russian Federation, and International audit standards, in its part not contradicting the above mentioned Rules.

The audit was planned and conducted to receive reasonable confidence that the Accounting statement contains no essential misstatements. The audit is conducted on the sample basis and includes the study by testing of proves confirming the values and the disclosure of information on financial and economic activity in the Accounting statement, the assessment of observance of bookkeeping principles and rules applied at preparation of the Accounting statement, the consideration of essential assessed values received by the management of the audited entity, and also the assessment of general presentation of the Accounting statement. We think that the conducted audit gives sufficient grounds for the expression of our opinion on the authenticity in all essential aspects of the Accounting statement and on the conformity of the bookkeeping procedure to Russian Federation legislation.

In our opinion, the bookkeeping procedure in respect of preparation of OJSC "VolgaTelecom Accounting statement in 2004 meets in all essential aspects the requirements of Federal law "On bookkeeping" № 129-ФЗ of November 21, 1996, and the above- mentioned Accounting statement, prepared in accordance with the same Law, reflects truly in all essential aspects the financial situation of OJSC "VolgaTelecom" as of December 31, 2004 and the results of its financial and economic activity for the period from January 1 to 31 December, 2004 inclusive, in accordance with Russian Federation legislation requirements as related to the preparation of accounting statement.

The attached accounting statement is not aimed at presentation of financial situation and the activity results according to the accounting principles or methods generally accepted in countries and other administrative-territorial formations other than Russian Federation. Accordingly, the attached accounting statement is not designated for the persons unfamiliar with Russian bookkeeping principles, procedures and methods.

March 31, 2005

Trusov E.V.
Partner

General audit qualification certificate
№ K 019819 of 30.08.2001, minutes 96
Extended on 15.11.2004 for unlimited term

Chinnova I.E.
Audit executive head

General audit qualification certificate
№ K010442 of 26.01.2004, minutes 87
Unlimited validity term

ACCOUNTING BALANCE-SHEET

			CODES
		Form № 01 by OKUD	0710001
As of December 31, 2004		Date (year, month, day)	2004.12.31
Organization	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	**5260901817**
Activity type	**communication**	By OKVED	**64.20**
Organizational-legal form/ownership form	**Open Joint Stock Company /private**	By OKOPF/OKFS	**47 / 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**
Address:	**603000, Nizhny Novgorod city, M.Gorky sq., Post House**		
		The date of approval	
		The date of dispatch (receipt)	31.03.2005

ASSETS	Explan ation	Item code	Line code	As of the report period beginning	As of the report period end
1	1a	2	2a	3	4
I. NON-CIRCULATING ASSETS					
Intangible assets		110	110	56	32
Fixed assets	6.1	120	120	14 982 787	19 786 083
Capital investments	6.2	130	130	1 037 188	1 204 444
Income-bearing placements into material valuables		135	135	104	1 177
Long-term financial investments	6.3	140	**140**	1 175 065	1 251 842
Including: Investments into subsidiary companies			141	1 129 683	1 219 442
Investments into dependent companies			142	22 164	21 860
Investments into other organizations			143	18 359	8 651

Other long-term financial investments			144	4 859	1 889
Deferred tax assets	6.4	145	145	51 335	301 197
Other non-circulating assets	6.5	150	150	788 890	1 687 359
Total for section I		190	**190**	18 035 425	24 232 134

ASSETS	Explan ation	Item code	Line code	As of the report period beginning	As of the report period end
1	1a	2	2a	3	4
II. CURRENT ASSETS Inventory		210	**210**	520 552	854 899
Including: raw materials, materials and other similar values	*6.6*	211	211	371 226	688 631
WIP expenses (distribution costs)		213	213	1 913	81
Finished products and goods for resale		214	214	40 567	36 326
Goods shipped		215	215	226	24
Deferred expenses		216	216	106 616	129 833
Other inventory and expenses		217	217	4	4
VAT on acquired values		220	220	734 881	1 266 225
Accounts receivable (payments are expected in over 12 months after the report date)		230	**230**	39 835	24 904
Including: Buyers and customers	*6.7*	231	231	4 346	3 308
Advances made			232	10 862	3 313
Other debtors			233	24 627	18 283
Accounts receivable (payments are expected within 12 months after the report date)		240	**240**	1 600 460	1 478 159

Including: Buyers and customers	6.8	241	241	1 345 008	1 154 435
Advances made			242	116 471	147 338
Other debtors	6.9		243	138 981	176 386
Short-term financial investments	6.3	250	250	11 082	7 761
Money funds		260	260	234 242	344 723
Other current assets		270	270	483	707
Total for section II		290	**290**	3 141 535	3 977 378
BALANCE (sum of lines 190+290)		300	**300**	21 176 960	28 209 512

LIABILITIES	Explanation	Item code	Line code	As of the report period beginning	As of the report period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Charter capital	**6.10**	410	410	1 639 765	1 639 765
Additional capital		420	420	4 088 227	3 980 430
Reserve capital		430	430	81 988	81 988
Own shares redeemed from stockholders		411	440	-	-
Undistributed profit (uncovered loss) of past years		470	460	7 172 537	6 833 997
Undistributed profit (uncovered loss) of the report year		470	470	-	2 056 268
Total for section III		490	**490**	12 982 517	14 592 448
IV. LONG-TERM LIABILITIES Credits and loans	**6.14**	510	**510**	2 107 680	3 734 001
Including: Credits			511	1 012 450	2 631 000
Loans			512	1 095 230	1 103 001
Deferred tax liabilities	6.15	515	515	386 185	580 691
Other long-term liabilities	6.16	520	520	900 408	1 408 186
Total for section IV		590	**590**	3 394 273	5 722 878
V. SHORT-TERM LIABILITIES Credits and loans	**6.14**	610	**610**	1 448 246	3 513 292

Including: Credits			611	806 296	2 042 520
Loans			612	641 950	1 470 772
Accounts payable		620	**620**	3 100 976	3 921 305
Including: Suppliers and contractors	*6.17*	621	621	1 595 763	2 584 322
Advance received	6.17	625	622	339 042	340 540
Backlog to the Company's personnel		622	623	164 485	65 279
Backlog to government extra-budgetary funds		623	624	79 192	42 952
Taxes and dues payable		624	625	263 591	393 226
Other creditors	6.17	625	626	658 903	494 986
Backlog to participants (founders) as regards income payment		630	630	22 456	29 411
Deferred revenue	6.18	640	640	209 172	230 372
Reserves of costs to be incurred		650	650	19 320	199 806
Other short-term liabilities		660	660	-	-
Total for section V		690	**690**	4 800 170	7 894 186
BALANCE (sum of lines 490+590+690)		700	**700**	21 176 960	28 209 512

Reference on available values represented at off balance sheet accounts

Item description	Explanation	Item code	Line code	As of the report period beginning	As of the report period end
1	1a	2	2a	3	4
Rented fixed assets		910	901	326 203	301 591
Including under leasing		911	911	202 413	176 550
Inventory items accepted for safe custody		920	902	14 110	60 910
Goods accepted for commission		930	903	818	3 945
Receivables written-off as a loss of insolvent debtors		940	904	190 238	179 330
Received guarantees of liabilities and payments		950	905	4 642	3 976

Issued guarantees of liabilities and payments		960	906	4 526 462	8 116 121
Housing fund amortization		970	907	29 568	21 065
Depreciation of land development facilities and other similar objects		980	908	2 074	2 565
Communication services payment means			909	47 005	62 332

Reference on net assets cost

Item description	Explanation	Item code	Line code	As of the report period beginning	As of the report period end
1	1a	2	2a	3	4
Net assets			1000	13 191 689	14 822 820

PROFIT AND LOSS STATEMENT

			CODES
		Form № 02 by OKUD	0710002
	For year 2004	Date (year, month, day)	2004.12.31
Organization	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activity type	**Communication**	By OKVED	64.20
Organizational-legal form/ownership form	**Open Joint Stock Company/private**	By OKOPF/OKFS	**47/16**
Measure unit:	**Thousand rubles**	By OKEI	**384**

Item description	Explanation	Item code	Line code	For the report period	For similar period of the past year
1	1a	2	2a	3	4
I. Income and expenses of ordinary activities Proceeds (net) from sale of goods, production, works, services (excluding VAT, excise and other compulsory payments)	7.1	010	010	18 604 604	14 677 305

Item description	Explanation	Item code	Line code	For the report period	For similar period of the past year
1	1a	2	2a	3	4
Communication services sales including			011	18 171 248	14 242 307
Prime cost of sold goods, products, works and services	7.2	020	020	(13 264 137)	(10 487 864)
Including: communication services			021	(12 921 832)	(10 136 128)
Sales profit (loss) (lines 010 -020)		050	**050**	5 340 467	4 189 441
II. OPERATING EARNINGS AND EXPENSES					
Interest receivable		060	060	9 485	11 644
Interest due		070	070	(564 420)	(283 719)
Earnings of participation in other organizations		080	080	43 594	30 910
Other operating earnings	7.3	090	090	477 748	187 204
Other operating expenses	7.3	100	100	(1 308 929)	(660 595)
III. NON-SALE INCOME AND EXPENSES					
Non-sale income	7.4	120	120	272 520	244 657
Non-sale expenses	7.4	130	130	(1 280 714)	(869 182)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		140	**140**	2 989 751	2 850 360
Income tax expenses (lines -151+/-152+/-153) including:	**7.6**		**150**	(933 280)	(849 885)
Deferred tax liabilities		142	151	(194 506)	(150 230)
Deferred tax assets		141	152	249 862	10 425
Current income tax		150	153	(988 636)	(710 080)
Profit (loss) of ordinary activities (lines 140-150)			**160**	2 056 471	2 000 475
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income	7.5		170	32	1 015
Extraordinary expenses	7.5		180	(235)	(234)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	7.7	190	**190**	2 056 268	2 001 256
FOR REFERENCE					
Income tax contingent expenses/gain			201	(717 491)	(684 086)
Recurrent tax liabilities		200	202	(267 911)	(218 600)
Recurrent tax assets		200	203	52 122	52 801

Basic earnings (loss) per share	7.8		301	0,00752	0,00735
Diluted earnings (loss) per share			302	-	-

* It is filled in the annual accounting statement

Breakdown of separate profits and losses

Item description	Item code	Line code	For the report period		For similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Penalties, interest fines and the late payment fees recognized or according to decisions of court (arbitration court) on their collecting		401	24 807	(16 965)	21 446	(11 107)
Profit (loss) of past years		402	86 067	(127 338)	37 498	(97 141)
Indemnification of damage, caused by default or inadequate execution of obligations		403	8 554	(1 672)	48 910	(2 615)
Exchange rate differences in operations with foreign currency		404	26 629	(25 500)	49 631	(79 426)
Deductions to assessed reserves		405	117 032	(933 370)	100 818	(315 530)
Write-off of accounts receivable and payable		406	4 015	(7 114)	1 617	(5 818)

CAPITAL CHANGES STATEMENT

For year 2004

			CODES
		Form № 03 by OKUD	0710003
		Date (year, month, day)	2004.12.31
Organization	OJSC "VolgaTelecom"	By OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Communication	By OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company/private	By OKOPF/OKFS	47/16
Measure unit:	Thousand rubles	By OKEI	384

1. Change of capital

Item description	Item code	Line code	Charter capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2002		**100**	1 639 765	4 139 098	72 832	5 652 172	11 503 867
Year 2003							
Changes in accounting policy		101	-	-	-	(197 587)	(197 587)
Result of fixed assets objects revaluation		102	-	-	-	-	-
Miscellaneous		103	-	-	-	-	-
Balance as of January 1, 2003		**104**	1 639 765	4 139 098	72 832	5 454 585	11 306 280
Change of capital items:		**200**	-	(46 179)	9 156	1 717 284	1 680 261
Result of foreign currency translation		201	-	-	-	-	-
Net profit (loss) of the report year		202	-	-	-	2 001 256	2 001 256
Dividends		203	-	-	-	(320 995)	(320 995)
Allocations to reserve funds		204	-	-	9 156	(9 156)	-
Additional issue of shares at the cost of own resources		205	-	-	-	-	-
Increment in face value of shares		206	-	-	-	-	-
Change of capital at retirement of fixed assets objects		207	-	(46 179)	-	46 179	-
Miscellaneous		208	-	-	-	-	-
Increment in value of capital due to:		**210**	-	-	-	1 208	1 208
Additional issue of shares at the cost of stockholders resources		211	-	-	-	-	-
Reorganization of legal entity		212	-	-	-	-	-
Miscellaneous		213	-	-	-	1 208	1 208
Reduction of capital value due to:		**220**	-	(4 692)	-	(540)	(5 232)
Reduction of the shares quantity		221	-	-	-	-	-
Reduction of the shares face value		222	-	-	-	-	-
Reorganization of legal entity		223	-	-	-	-	-
Miscellaneous		224	-	(4 692)	-	(540)	(5 232)
Balance as of December 31, 2003		**300**	1 639 765	4 088 227	81 988	7 172 537	12 982 517

Item description	Item code	Line code	Charter capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Year 2004							
Changes in accounting policy		301	-	-	-	-	-
Result of fixed assets objects revaluation		302	-	-	-	-	-
Miscellaneous		303	-	-	-	-	-
Balance as of January 1, 2004	**100**	**304**	1 639 765	4 088 227	81 988	7 172 537	12 982 517
Change of capital items:		**400**	-	(91 042)	-	1 720 421	1 629 379
Result of foreign currency translation		401	-	-	-	-	-
Net profit (loss) of the report year		402	-	-	-	2 056 268	2 056 268
Dividends		403	-	-	-	(426 889)	(426 889)
Allocations to reserve funds	110	404	-	-	-	-	-
Additional issue of shares at the cost of own resources	121	405	-	-	-	-	-
Increment in face value of shares	122	406	-	-	-	-	-
Change of capital at retirement of fixed assets objects		407	-	(91 042)	-	91 042	-
Miscellaneous		408	-	-	-	-	-
Increment in capital value due to:		**410**	-	-	-	-	-
additional issue of shares at the cost of stockholders resources	121	411	-	-	-	-	-
reorganization of legal entity	123	412	-	-	-	-	-
Miscellaneous		413	-	-	-	-	-
Reduction of capital value due to:		**420**	-	(16 755)	-	(2 693)	(19 448)
reduction of the shares quantity	132	421	-	-	-	-	-
reduction of the shares face value	131	422	-	-	-	-	-
reorganization of legal entity	133	423	-	-	-	-	-
Miscellaneous		424	-	(16 755)	-	(2 693)	(19 448)
Balance as of December 31, 2004	**140**	**500**	1 639 765	3 980 430	81 988	8 890 265	14 592 448

2. Reserves

Item description	Item code	Line code	Balance as of the year beginning	Receipt	Spent /recovered	Balance as of the year end
1	1a	2	3	4	5	6
Reserves formed as per legislation: Reserve fund data of year 2003		601	72 832	9 156	-	81 988
Data of year 2004		602	81 988	-	-	81 988
Reserves formed as per articles of association: Corporalization fund of the Company's employees data of year 2003		603	-	-	-	-
Data of year 2004		604	-	-	-	-
Assessed reserves: Reserves for doubtful debts data of year 2003		605	266 033	315 008	(118 166)	462 875
Data of year 2004		606	462 875	933 755	(139 314)	1 257 316

Item description	Item code	Line code	Balance as of the year beginning	Receipt	Spent /recovered	Balance as of the year end
1	1a	2	3	4	5	6

Item description	Item code	Line code	Balance as of the year beginning	Receipt	Spent /recovered	Balance as of the year end
Reserves for depreciation of financial investments Data of year 2003		607	0	522	-	522
Data of year 2004		608	522	79	-	601
Reserve for reduction in value of tangible assets Data of year 2003		609	-	-	-	-
Data of year 2004		610	-	-	-	-
Reserves of costs to be incurred: Data of year 2003		611	2 136	17 184	-	19 320
Data of year 2004		612	19 320	280 424	(99 938)	199 806
Reserves for contingent liabilities: Data of year 2003		613	-	-	-	-
Data of year 2004		614	-	-	-	-

CASH FLOW STATEMENT

For year 2004

		CODES
	Form № 04 by OKUD	**0710004**
	Date (year, month, day)	2004.12.31
Organization **OJSC "VolgaTelecom"**	By OKPO	**01142788**

Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activity type	**Communication**	By OKVED	64.20
Business legal structure /ownership form	**Open Joint Stock Company/private**	By OKOPF/OKFS	**47/16**
Measure unit:	**Thousand rubles**	By OKEI	**384**

Item description	Line code	For the report year	For similar period of the previous year
1	2	3	4
CASH BALANCE AS OF THE REPORT YEAR BEGINNING	**010**	234 241	145 197
DAY-TO-DAY OPERATIONS **Cash inflow from day-to-day operations**	**020**	21 704 813	18 669 209
cash received from buyers, customers	021	19 525 368	16 112 542
other income	022	2 179 445	2 556 667
Cash allocated for:	**030**	(17 450 596)	(16 251 184)
payment of acquired goods, works, services, raw materials and other current assets	031	(5 080 027)	(5 707 866)
remuneration of labor	032	(4 393 464)	(3 260 401)
interest payment	033	(662 177)	(179 592)
taxes and dues settlements	034	(4 937 678)	(4 280 620)
other expenses	035	(2 377 250)	(2 822 705)
Net cash from day-to-day operations	**040**	4 254 217	2 418 025
INVESTMENT ACTIVITY **Investment activities cash received**	**050**	532 708	81 700
receipts from sale of fixed assets objects and other non-currents assets	051	25 524	27 057
receipts from repayment and sale of securities, sale of equity participations, equity stakes and other financial investments	052	447 660	20 200
dividends received, income from equity participation	053	38 218	29 881
interest received	054	1 563	1 462
receipts from redemption of loans granted to other organizations	055	1 700	105
other income from investment activity	056	18 043	2 995

Item description	Line code	For the report year	For similar period of the past year
1	2	3	4
Cash allocated for:	**060**	(7 291 920)	(3 929 262)
acquisition and creation of fixed assets objects and other non-current assets	061	(6 944 987)	(2 927 032)
acquisition of shares, equity participation and equity stakes	062	(264 058)	(902 016)
acquisition of debt securities and other financial investments	063	(60 000)	(89 855)
granting loans to other organizations	064	(0)	(5 925)
other investment activity expenses	065	(22 875)	(4 434)
Net cash from investment activity	**070**	(6 759 212)	(3 847 562)
FINANCIAL ACTIVITY Financial activity cash received	**080**	6 970 728	3 763 374
borrowed loans and credits	081	6 767 632	3 696 737
other income from financing activity	082	203 096	66 637
Cash allocated for:	**090**	(4 355 251)	(2 244 792)
redemption of loans and credits (ex interest)	091	(3 292 243)	(1 543 077)
repayment of financial lease liabilities	092	(672 731)	(375 350)
dividends payment	093	(373 885)	(326 334)
other financial activity expenses	094	(16 392)	(31)
Net cash from financing activity	**100**	2 615 477	1 518 582
Net increase (reduction) of cash	**110**	110 482	89 045
CASH BALANCE AS OF THE REPORT PERIOD END	**120**	344 723	234 242
The value of impact of foreign currency rate change with respect to ruble	130	-	-

SUPPLEMENT TO ACCOUNTING BALANCE SHEET

As of December 31, 2004

	CODES
Form № 05 by OKUD	0710005
Date (year, month, day)	2004.12.31

Organization	**OJSC "VolgaTelecom"**	By OKPO	**01114278 8**
Taxpayer Identification Number	**5260901817**	TIN	5260901 817
Activity type	**Communication**	By OKVED	64.20
Business legal structure/ownership form	**Open Joint Stock Company/private**	By OKOPF/OKFS	**47/16**
Measure unit:	**Thousand rubles**	By OKEI	**384**

1. Intangible assets

Item description	Line code	As of the report year beginning	Receipts	Retired	As of the report year end
1	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	**101**	135	-	-	135
Including: patent holder right for invention, design invention, useful model	102	-	-	-	-
Possessor's rights on computer utility programs, data bases	103	106	-	-	106
Owner's rights on trademark and service mark, appellation of origin of goods	104	29	-	-	29
Other	105	-	-	-	-
Miscellaneous	106	-	-	-	-
Total	**110**	135	-	-	135

Item description	Line code	As of the report year beginning	As of the report year end
1	2	3	4
Amortization of intangible assets - total	**120**	79	103
Including: patent holder right for invention, design invention, useful model	121	-	-
Possessor's rights on computer utility programs, data bases	122	75	96
Owner's rights on trademark and service mark, appellation of origin of goods	123	4	7

Other	124	-	-

2. Fixed assets

Item description	Line code	As of the report year beginning	Receipts	Retired	As of the report year end
1	2	3	4	5	6
Buildings	201	3 272 464	323 075	(14 919)	3 580 620
Installations and transfer mechanisms	202	8 636 741	2 518 673	(96 450)	11 058 964
Machinery and equipment	203	12 821 415	3 470 411	(306 268)	15 985 558
Transport vehicles	204	390 329	63 181	(14 442)	439 068
Computing machinery and office appliances	205	822 807	452 763	(7 381)	1 268 189
Housing stock	206	90 464	5 153	(27 201)	68 416
Land plots and nature objects	207	2 712	3 500	(0)	6 212
Other types of fixed assets	208	208 116	94 596	(5 250)	297 462
Total	**210**	26 245 048	6 931 352	(471 911)	32 704 489

Item description	Line code	As of the report year beginning	As of the report year end
1	2	3	4
Fixed assets amortization - total	**220**	11 262 261	12 918 406
including: buildings	221	755 817	800 339
Installations and transfer mechanisms	222	4 238 358	4 516 859
Machinery and equipment	223	5 535 173	6 607 659
Transport vehicles	224	258 502	285 747
Computing machinery and office appliances	225	345 618	531 312
Other types of fixed assets	226	128 793	176 490

Item description	Line code	As of the report year beginning	As of the report year end
1	2	3	4
From line 210 fixed assets objects are transferred to rent - total	**230**	236 750	236 402
Including: Buildings	231	147 923	153 998
Installations and transfer mechanisms	232	41 790	41 904
Machinery and equipment	233	45 815	39 023
Transport vehicles	234	742	1 133
Other types of fixed assets	235	480	344

Fixed assets objects put in dead storage from line 210	240	22 532	12 105

BY REFERENCE	Line code	As of the report year beginning	As of the report year end
1	2	3	4
Result of reassessment of fixed assets:	**250**	-	-
of initial (replacement) cost	251	-	-
of amortization	252	-	-
Fixed assets objects received for lease - total	**260**	326 203	301 591
Including: Buildings	261	107 354	97 479
Installations and transfer mechanisms	262	31 258	34 973
Machinery and equipment	263	167 913	122 335
Transport vehicles	264	363	363
Other types of fixed assets	265	19 315	46 441
Property objects being in operation and included into fixed assets prior to registration of ownership right	270	3 634	403 085

3. Income-bearing placements into tangible assets

Item description	Line code	As of the report year beginning	Receipts	Retired	As of the report year end
1	2	3	4	5	6
Property for lease	301	-	-	-	-
Property granted by hiring contract	302	-	-	-	-
Other	303	104	1 205	(104)	1 205
Total	**310**	104	1 205	(104)	1 205

Item description	Line code	As of the report year beginning	As of the report year end
1	2	3	4
Amortization of income-bearing placements into tangible assets	311	-	28

4. Expenses for R&D and technological works

Description of activities types	Line code	As of the report year beginning	Receipts	Written off	As of the report year end
1	2	3	4	5	6

Completed R&D, the results of which are used for production or managerial needs of the organization	**400**	-	-	-	-

BY REFERENCE	Line code	As of the report year beginning	As of the report year end
1	2	3	4
The amount of expenses for uncompleted R&D and technological works	401	-	-
Sum of expenses classified as ordinary activities expenses	402	-	-
The amount of expenses for R&D and technological works that did not produce positive results and classified as non-sale expenses	403	-	-

5. Financial investments

Item description	Line code	Long-term		Short-term	
		As of the report year beginning	As of the report period end	As of the report year beginning	As of the report period end
1	2	3	4	5	6
Contributions to charter (reserve) capitals of other organizations - total	501	1 170 206	1 249 953	-	-
Including: subsidiary and associated companies	502	1 151 847	1 241 302	-	-
Government, municipal and outside organizations bonds	503	-	-	-	-
Bills of exchange	504	1 889	1 889	2 769	-
Loans granted	505	-	-	7 625	5 925
Deposits	506	-	-	-	-
Other	507	2 970	-	688	1 836
Total	**510**	1 175 065	1 251 842	11 082	7 761
From the total amount the financial investments having fair market value: Contributions to charter (reserve) capitals of other organizations - total	511	383	803	-	-
Including: subsidiary and associated companies	512	-	-	-	-
Government, municipal and outside organizations bonds	513	-	-	-	-
Bills of exchange	514	-	1 889	-	-

Other	515	-	-	-	-
Total	**520**	383	2 692	-	-
BY REFERENCE For financial investments having fair market value the change of cost as a result of valuation correction	521	380	420	-	-

6. Ordinary activities expenses (element wise costs)

Item description	Line code	For the report year	For the previous year
1	2	3	4
Material expenses	601	(4 018 018)	(3 119 439)
Wage costs	602	(4 472 235)	(3 433 068)
Benefits-related deductions	603	(1 455 349)	(1 155 543)
Amortization	604	(1 911 598)	(1 533 958)
Other expenses	605	(1 406 937)	(1 245 856)
Element wise costs total	**610**	(13 264 137)	(10 487 864)
Change of balances (increment [+], reduction [-]): of work in progress	621	(1 832)	457
deferred expenses	622	23 218	65 601

7. Guarantee

Item description	Line code	As of the report year beginning	As of the report period end
1	2	3	4
Guarantees received - total	**710**	4 642	3 976
Including: banks' guarantees	711	-	-
Guarantees of third parties	712	440	259
Bills of exchange	713	-	-
Pledged property	**714**	4 202	3 717
Including: fixed assets objects	715	4 202	3 717
Securities and other financial investments	716	-	-
Other property	717	-	-
Miscellaneous	718	-	-
Guarantees granted - total	**720**	4 526 462	8 116 121
Including: guarantees of third parties	721	1 237 455	1 393 526
Bills of exchange	722	438 345	1 141 868
Pledged property	**723**	2 850 662	5 580 727
Including: Fixed assets objects	724	2 850 662	5 580 727
Securities and other financial investments	725	-	-

Other property	726	-	-
Miscellaneous	727	-	-

8. Government aid

Item description	Line code	For the report year	For similar period of the previous year
1	2	3	4
Budgeting funds received in the fiscal year - total	**810**	6 001	24 317
including: Funds to finance capital expense	811	6 000	8 100
Funds to finance current expenses	812	1	16 217

Item description	Line code	As of the report year beginning	Received for the report period	Returned for the report period	As of the report period end
1	2	3	4	5	6
Budgetary credits - total	**820**	15 956	15 960	(5 320)	26 596
Funds to finance capital expense	821	15 956	15 960	(5 320)	26 596
Funds to finance current expenses	822	-	-	-	-

EXPLANATORY MEMORANDUM
To the accounting statement of OJSC "VolgaTelecom" for 2004

1. Table of contents

1. Table of contents
4Ошибка! Закладка не определена.5
2. General data (the audit of the information provided in this item has not been conducted)
44066
3. Accounting policy
44101
4. Comparative data
42041
5. Analysis and estimation of balance-sheet structure and earnings record (the audit of the information provided in this item has not been conducted) 424
6. Explanations to essential balance-sheet items 448
6.1. Fixed assets (item 120 of the balance sheet)......427
6.2. Capital investments (item 130 of the balance sheet)......449
6.3. Financial investments (items 140 and 250 of the balance sheet)......450
6.4. Deferred tax assets (item 145 of the balance sheet)......454
6.5. Other non-current assets (item 150 of the balance sheet):......454
6.6. Inventories......455
6.7. Long- term accounts receivable of buyers adb customers (item 231 of the balance sheet):......455
6.8. Short-term accounts receivable of buyers and customers (item 241 of the balance sheet):......457
6.9. Other accounts receivable the payments on which are expected within 12 months after the report date (item 243 of the balance sheet)......458
6.10. Charter capital (item 410 of the balance sheet):......459
6.11. Own shares redeemed from stockholders (item 440 of the balance sheet)......460
~~6.12. Distribution of profit......460~~
6.13. Dividends (the audit of the information provided in this item has not been conducted)......4439
6.14. Credits and loans (item 510 и 610 of the balance sheet):......44402
6.15. Deferred tax liabilities (item 515 of the balance sheet)......464
6.16. Other long- term liabilities (item 520 of the balance sheet)......465
6.17. Accounts payable......465
6.18. Deferred revenue (item 640 of the balance sheet)......468
7. Explanations to essential items of profit and loss statement 469
7.1. Ordinary activities revenue......469
7.2. Ordinary activities expenses......44480
7.3 Operating earnings and expenses:......44480
7.4. Non-sales earnings and expenses:......44491
7.5. Extraordinary income and expenses......473
7.6. Income tax expenses......474
7.7. Net profit of the report period......476
7.8. Earnings per share......476
8. Affiliated entities 477
9. Government aid 488
10. Non-government pension insurance 488
11. Discontinuing operation 489
12. Contigent liabilities 489
13. Events after the report date 491

2. General data (the audit of the information provided in this item has not been conducted)

Open Joint Stock Company "VolgaTelecom", OJSC "VolgaTelecom", TIN 5260901817, (hereinafter the Company) was registered on December 15, 1993 by the Committee for city's property and land resources management of the administration of Nizhny Novgorod city, registration № 448. As of December 31, 2004 the Company's personnel capacity was 49 381 persons (as of December 31, 2003 – 50 994 persons). The Company is registered at the address: 603000, Nizhny Novgorod city, Maxim Gorky square, Post House.

As per the issued licenses the Company's core activity types are:

- Provision of local and intrazonal communication services;
- Provision of local, domestic long-distance and international long-distance communication services via payphones and shared terminals;
- Provision of domestic and international long-distance communication services;
- Provision of cellular mobile communication services (GSM-900, DCS-1800, CDMA-400, NMT-450, CDMA-800);
- Provision of mobile radiotelephone communication services;
- Provision of mobile radio communication services;
- Provision of personal radio call services;
- Provision of personal radio call services with multiplexing of VHF FM channel;
- Provision of communication channels lease services;
- Provision of telematic services (including e-mail service, access to informational resources service, call center, Telefax service, Comfax service, Officefax service, communications processing service, voice messages service, voice information transfer service, audio conferences service, video conferences service);
- Provision of data transfer services;
- Provision of telegraph communication services (including "telegram" service, services of AT/Telex network);
- Provision of cable TV services;
- Provision of wire broadcasting services;
- Provision of TV broadcasting services by using transmission devices;
- Provision of radio broadcasting services by using transmission devices;
- Provision of local telephone communication services by using radio access facilities;
- Provision of TV broadcasting services by using transmission devices (MMDS);
- Accomplishment of works connected to data constituting a state secret;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret, in connection with functioning of a cryptographic agency;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret as regards the technical information protection;

- The organization and putting into effect the measures to ensure the protection of communication confidentiality and other secrets protected by law;
- Examination of preliminary design and project documentation;
- Construction, capital repairs, reconstruction, expansion and re-equipment of communication facilities;
- Construction, capital repairs, reconstruction, re-equipment of civil installations;
- Geodesic and cartography activity;
- Training, improvement of professional skills of technical officers, the operational personnel, the administrative personnel;
- Maintenance, repair and sale of cash machines;
- Maintenance, repair and sale of communication facilities;
- Installation, repair and maintenance of security alarm systems;
- The organization of restoration of communication networks and facilities during failures and damages;
- Priority provision of communication services and facilities in the interests of defense, the state management, security, law and order bodies;
- Putting into effect the measures for securing communication services in emergency situations;
- Putting into effect the plans of mobilization preparation of communication network and the measures under emergency situations;
- Provision of consulting services;
- Medical services provision;
- Trading and purchasing activity;
- Commercial fishery;
- Fire prevention and extinguishing activity;
- Installation jobs, repair and service of means of maintenance of fire safety of buildings and constructions;
- Operation of electric power, thermal and gas networks;
- Designing and construction of buildings and constructions of responsibility level I and II;
- Engineering research work for construction of buildings and constructions of responsibility level I and II;
- Underground survey;
- Provision of certificates for keys for digital electronic signatures, registration of electronic digital signature owners, provision of services connected to application of electronic digital signatures, and confirmation of authenticity of electronic digital signatures;
- Lumbering activity;
- Passenger traffic with motor transport equipped for transportation of more than 8 persons;
- Transportation of cargoes by motor transport means with carrying capacity over 3.5 tons;
- Material handling (loading and unloading) in railway transportation;
- Repair of measurement instrumentation;
- Storage and sales of oil, gas and products of their processing.

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
General data

Data on the registrar:

Name: The Company's registrar is CJSC "Registrator- Svyaz".
Location: Moscow
Mailing address: 107078, Moscow city, Kalanchevskaya street, 15 A.
License number: № 10-000-1-00258
Date of the issue of the license: 01.10.2002.
Validity term: unlimited.
Body issued the license: RF FCSM.

Data on the auditor:

Name: the Company's auditor is CJSC "Ernst & Young Vneshaudit".

Location: 105062, Russia, Moscow, Podsosenskiy pereulok, bld.20/12, structure 1-1A.
Mailing address: 115035, Moscow, Sadovnicheskaya naberezhnaya, bld. 77, structure 1
E-mail address: Moscow@ru.ey.com
Data on the auditor's license:
License number: E003246
Date of issue: January 17, 2003
Validity term: 5 years
Body issued the license: Ministry of Finance of Russian Federation

The Company's Board of directors' structure comprises:

The Chairman of the Board of directors:

- Yurchenko Evgenyi Valerievich – deputy to OJSC "Svyazinvest" General Director.

Deputy to the Chairman:

- Lyulin Vladimir Fedorovich – OJSC "VolgaTelecom" General Director.

Members of the Board of directors:

- Bobin Maxim Victorovich – head of legal department of Moscow representation office of "NCH Advisors, Inc" company;
- Grigorieva Alla Borisovna – deputy to the director - head of section of the department of corporate governance of OJSC "Svyazinvest";
- Dudchenko Vladimir Vladimirovich – head of analytical section of Moscow representation office of "NCH Advisors, Inc" company;
- Lopatin Alexander Vladimirovich – deputy to OJSC "Svyazinvest" General Director;
- Romskyi Georgyi Alexeevich – deputy to OJSC "Svyazinvest" General Director;
- Savchenko Victor Dmitrievich – director of legal ensuring department of OJSC "Svyazinvest";
- Andreev Vladimir Alexandrovich – rector of Volga State Academy of telecommunications and informatics;
- Degtyarev Valeryi Victorovich – General director of OJSC "Tetrasvyaz";
- Zabuzova Elena Victorovna – director of the department of economic planning and budgeting of OJSC "Svyazinvest";
- Fedorov Oleg Romanovich – executive director of CJSC "Joint Financial Group";
- Chernogorodskyi Sergey Valerievich – director of the department of stockholder capital of OJSC "Svyazinvest".

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
General data

The Company's Management board structure comprises:

- Lyulin Vladimir Fedorovich – OJSC "VolgaTelecom" General Director;
- Kirillov Alexander Ivanovich – 1-st deputy to the General Director – OJSC "VolgaTelecom" technical director;
- Sipatova Taisiya Mikhailovna - 1-st deputy to the General Director for economics and finances of OJSC "VolgaTelecom";
- Grigorieva Lyubov Ivanovna - deputy to OJSC "VolgaTelecom" General Director;
- Vystorop Vasilyi Petrovich – deputy to OJSC "VolgaTelecom" General Director;
- Dyakonov Mikhail Vasilievich – deputy to OJSC "VolgaTelecom" General Director;
- Sklyarov Ivan Petrovich – deputy to OJSC "VolgaTelecom" General Director;
- Evdokimov Oleg Lvovich – deputy to OJSC "VolgaTelecom" General Director;
- Korolkov Oleg Animpadistovich – deputy to the General Director – director of OJSC "VolgaTelecom" branch in Saratov;
- Shchukina Elvira Konstantinovna – director of legal department of OJSC "VolgaTelecom";
- Popkov Nikolai Ivanovich – OJSC "VolgaTelecom" chief accountant;
- Kormilitsyna Lyudmila Alexeevna – deputy to the director of communication department of OJSC "Svyazinvest";
- Elkin Sergey Leonidovich – deputy to the Director General – director of OJSC "VolgaTelecom" branch in Samara;
- Petrov Mikhail Victorovich - deputy to OJSC "VolgaTelecom" General Director.

The Auditing committee structure comprises:

- Belyaev Konstantin Vladimirovich – OJSC "Svyazinvest" chief accountant;
- Podosinov Sergey Vladimirovich – chief expert of the department of internal audit of OJSC "Svyazinvest";
- Greseva Lyubov Alexandrovna – chief expert of the department of internal audit of OJSC "Svyazinvest";
- Tareeva Larisa Valerievna – chief expert of the department of direct investments and property of OJSC "Svyazinvest";
- Feklin Alexander Vasilievich – deputy to the director of the department of internal audit and control of OJSC "VolgaTelecom";
- Sergey Imanovich – chief expert of internal audit department of OJSC "Svyazinvest";
- Degtyareva Elena Petrovna – chief expert of electric communication department of OJSC "Svyazinvest";
- Tikhonov Sergey Vladimirovich – chief expert of internal audit department of OJSC "Svyazinvest";
- Frolov Kirill Victorovich – deputy director of internal audit department of OJSC "Svyazinvest".

3. Accounting policy

This accounting statement of the Company is drawn up on the basis of the following accounting policy.

The basis of drawing up

Bookkeeping is done in accordance with Federal law № 129-ФЗ of November 21, 1996 "On bookkeeping" (with amendments of March 28, 2002 N 32-ФЗ, of December 31, 2002 N 187-ФЗ, of December 31, 2002 N 191-ФЗ, of January10, 2003 N 8-ФЗ and of June 30, 2003 N 86-ФЗ) and "Provision on bookkeeping and accounting statement recording in Russian Federation" approved by RF Ministry of Finances Order № 34н of July 29, 1998 (with amendments of December 30, 1999 № 107н and March 24, 2000), and also with effective regulations on bookkeeping.

Assets and liabilities in foreign currencies

While accounting business transactions made in foreign currencies the Company applied official foreign currency rate valid on the date of the transaction settlement. Monetary assets and liabilities, the cost of which is expressed in foreign currency, are reflected in accounting statement in the amounts calculated on the basis of currency rates, established by Russian Federation Central Bank for report dates (rubles per a unit of currency):

Foreign currency	December 31, 2003	December 31, 2004
US Dollar	**29,4545**	**27,7487**
Euro	**36,8240**	**37,8104**
Japanese Yen	**0,2753**	**0,2675**

Foreign exchange differences, which occurred during the year under transactions with assets and liabilities and also during their translation in ruble equivalent as of the report date, are charged to profit and losses account and are reflected in profit and loss statement in the structure of non-sales earnings and expenses.

The exceptions are foreign exchange differences which have appeared during the year with respect to the settlements with suppliers of fixed assets objects, the cost of which at acquisition is stated in foreign currency. Foreign exchange differences, which have appeared before the reflection of the specified fixed assets objects in the accounting records, are included in their initial cost.

In the cash flow statement the ruble equivalent of foreign exchange balances as of the beginning of the year and of foreign exchange movements during the year is calculated at the official currency rate valid on December 31, 2004, and correspondingly 2003.

Short-term and long-term assets and liabilities

In the statement the assets (liabilities) are referred to short-term ones if the term of their circulation (retirement) does not exceed 12 months after the report date. All the other assets and liabilities are represented in the statement as the long-term ones.

Intangible assets

The structure of intangible assets reflects exclusive rights to the objects of intellectual property (exclusive

copyright for a computer program, trademark).

The copyright for a computer program and trademark is depreciated by line method on the basis of the term of useful life of 5 and 10 years correspondingly.

In the statement the intangible assets are represented at initial cost minus depreciation amount accrued for the entire utilization time.

The cost of intangible assets is retired by the accrual of depreciation amount calculated by line method at account 05 "Amortization of intangible assets".

By the initial cost of intangible assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The latter was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

The cost of intangible assets is retired by the accrual of depreciation by line method during the established term of useful service. The term of useful service is defined by specially created committee and is approved in the established order on the basis of expected performance life term of the object, during which the Company expects to obtain economic benefit (profit) from its usage.

Fixed assets

The structure of fixed assets reflects buildings, installations, equipment, transport vehicles, computing machinery, office appliances, plots of land, machines and other objects with service life of over 12 months which are used for services provision and output of products, or for the Company's management needs and which are capable to provide economic benefits.

Fixed assets objects are accepted for accounting at initial cost.

By the initial cost of fixed assets, acquired for a fee, is accepted the sum of actual costs of acquisition (construction).

By the initial cost of fixed assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The latter was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

In the statement the fixed assets are represented at initial (replacement) cost minus depreciation amount accrued for the entire time of operation.

In the structure of fixed assets, the real property objects which are commissioned and actually used before state registration of rights for such objects are recognized.

For fixed assets acquired before January 1, 2002 the norms of depreciation deductions were fixed by each branch independently on the basis of Uniform norms of depreciation deductions approved by Regulation of the USSR Council of Ministers № 1072 of 22.10.1990. For fixed assets acquired after January 1, 2002 the depreciation deductions for the groups of fixed assets were fixed on the basis of RF Government Regulation №1 of 01.01.2002.

Fixed assets are depreciated by line method as per the norms calculated on the basis of adopted terms of useful service:

Production buildings	-	From 5 to 100 years

Installations and transfer mechanisms	-	From 5 to 59 years
Communication equipment	-	From 3 to 30 years
Transport vehicles	-	From 3 to 10 years
Transport vehicles	-	From 3 to 10 years
Other objects	-	From 2 to 30 years

The plots of land and objects of housing facilities were not depreciated.

The objects of fixed assets with the cost not more than 10 000 rubles per a unit, as well as books, brochures and similar publications were amortized for production outlays (expenses for sale) as they were released to production or operation by using account 02 "Amortization of fixed assets".

The outlays for all types of repairs were included into ordinary activities expenses of the report period. The reserve of the costs to be incurred for the repair of fixed assets was not established.

The interest, charged before accepting the objects of fixed assets for accounting, on credits and loans obtained for financing of acquisition (construction) of these objects was included into their initial cost. The interest, charged after accepting the objects of fixed assets for accounting, are reflected in profit and loss statement in the structure of operating earnings.

Fixed assets, obtained under financial rent (leasing) contracts in year 2004 and booked in the structure of the Company's fixed assets, are depreciated by line method on the basis of the term of useful service, which is established equal to leasing contract validity term.

In respect of fixed assets obtained before year 2004 by leasing contracts and recognized in the structure of fixed assets, the amortization is calculated by line method, on the basis of the term of useful service according to Uniform norms of depreciation deductions approved by Regulation of the USSR Council of Ministers № 1072 of 22.10.1990 and the Regulation of RF Government № 1 of 01.01.2002 with application of accelerated depreciation ratio, stipulated by the contract, but not bigger than 3.

Financial investments

Financial investments, for which current market cost is not defined, are reflected in the accounting balance-sheet at their initial cost.

Initial cost of financial investments:

- acquired for value was defined as the amount of actual expenses of the Company for their acquisition,
- acquired under contracts stipulating performance of obligations (payment) by non-monetary assets was defined as the cost of assets transferred by the Company,
- in the form of investments n the capitals of affiliated, dependent and other companies, constitutes monetary appraisal, coordinated by founders (participants) of these companies.

Financial investments, for which as of the end of 2004 steady substantial reduction in value is recognized, were presented in the balance sheet minus reserve established for depreciation of financial investments. The reserve's amount was classified as the increase of operating expenses.

Financial investments, for which trade organizer at the securities market defines fair market value as per the established procedure, are reflected in the accounting statement at fair market value as of December 31, 2004 by adjusting their valuation. The amount of the adjustment is classified as the increase of operating earnings.

During the sale and other retirement of securities, for which fair market value is not defined, the retiring

issuing securities were valuated by FCFS method; the retiring non-issuing securities were valuated by the actual cost of each security.

Inventories

Inventories (raw materials, materials, goods) are accepted for accounting at valuation price, which is:

- at acquisition of inventories for value – supplier' price according to supply (sales and purchase) contract;
- at production of inventories by the organization itself – the sum of actual costs connected with their production;
- at receipt of inventories in consideration for contribution to the charter capital of an organization - monetary appraisal coordinated with founders with due account for the requirements of law "On joint-stock companies";
- at receipt of inventories by the gift contract (on a gratis basis), and also remaining from the retirement of fixed assets and other property- fair market value as of the date of acceptance to accounting;
- at receipt of inventories by contracts, stipulating fulfillment of obligations (payment) by non-monetary assets – the cost of assets, transferred or subject to transfer by the Organization.

Transport and procuring expenses and other expenses for bringing the materials to the state in which they are usable are reflected on the account 16 "Deviations in the cost of materials".

For goods in retail, booked on account 41.02. their trading values are reflected.

Retiring inventories (excluding precious metals) are valuated at average prime cost.

Precious metals are written off at the prime cost of each unit.

Deferred expenses

Expenses incurred by the Company in the report year but relating to the next report periods are reflected as the deferred expenses. These expenses are subject to amortization on a straight-line basis during the periods to which they are related.

Deferred expenses connected with acquisition of software products and data bases, subject to amortization later than 12 months after the report date, are reflected in the accounting balance-sheet in the structure of other non-current assets.

Debts of buyers and customers

The debts of buyers and customers are reflected in the statement with VAT taken into account, the latter being paid to the budget after the receipt of payment of accounts receivable, and are defined on the basis of prices set by the contracts between the Company and the buyers (customers), all discounts (extra charges) granted by the Company being taken into account. Debt unreal for recovery was charged off the balance as it was recognized to be such.

The debt of buyers for sold services, works, goods, products, fixed assets, inventories and other property, not repaid in the terms, not stipulated by contracts, and for which appropriate guarantees are not provided,

is showed minus doubtful debts reserves.

The amount of reserve is defined separately for each debt on the basis of made inventory depending upon the debtor's solvency and the probability of the debt settlement.

Due to the fact that at communication enterprises the individual analysis of each doubtful debt for communication services is impossible because of large number of subscribers, the reserve was established in the amount of 100% of the debt amount for all unsettled debts for communication services, the payment of which as of the date of the reserve establishment was overdue for 90 and more days. As for the debts the payment of which was delayed less than for 90 days the reserve is not established.

The social protection bodies' debt for reimbursement of expenses, connected with granting facilities for telecommunication services, is reserved in the order, established for core accounts receivable of buyers.

As of the date of drawing up the annual reporting the social protection bodies' debt, which has not been repaid, and assessed by the organization as doubtful, is subject to reservation in the amount of 100 %.

Doubtful debts reserves are classified as the increase of operating expenses.

Additional and reserve capital

Additional capital is formed due to fixed assets value increment defined during re-appraisal and also due to the seniorage obtained as a result of the Company's shares sale at the price exceeding their face value.

The Company establishes reserve capital meant for the cover of its losses, and also for the repayment of bonds and the Company's shares redemption. Reserve capital is established at the expense of the Company's net profit.

Dividends payable are recognized as liabilities and are deducted from the amount of capital as of the report date, if they are declared prior to the report date inclusive. Dividends payable, if they are declared after the report date, are disclosed in the statement as news events after the report date.

Received credits and loans

The Company transfers long-term debt under received credits and loans into the structure of short-term debt at the time when 365 days are left to repay the principal amount of debt as per the terms and conditions of credit and (or) loan contract.

The Company recalculates as of each report date the cost of credits and loans, expressed in foreign currency, but subject to repayment in rubles. The differences which appear at recalculation are referred to non-sales expenses. In the Company's opinion, the revaluation of debt, expressed in the foreign currency, but subject to repayment in rubles at the rate of appropriate foreign currency as of each reporting date will provide more faithful representation of the company's liabilities in respect of creditors.

Additional outlays, incurred in relation to obtaining credits or loans, include the expenses related to:

- rendering of legal and consulting services to the Company;
- carrying out expert examinations;
- consumption of communication services;
- other outlays directly related to obtaining loans in money form.

Additional outlays related to obtaining loans and credits, placement of borrowed liabilities are classified by the Company as the expenses of the period in which they were made.

Interest on received credits (loans) is charged on a monthly basis in accordance with the procedure established in the contract.

As for the loans received in money form and raised by the issue of the Company's own bills of exchange, the amount of discount due to payment to the holder of the bill is classified as deferred expenses with further charging off into the structure of operating expenses on a monthly basis by equal shares during the circulation period of bills of exchange.

As for the loans received in money form and raised by the Company's bonds issue, in cases when the issued bonds are sold at the price different from their face value (with discount), then the amount of the discount is classified as deferred expenses with further charging off into the structure of operating expenses on a monthly basis by equal shares during the period of the bonds circulation.

Income tax settlements

The Company calculates and presents in the accounting and reporting deferred tax assets and income tax liabilities, subject to repayment in the next report periods.

Deferred tax assets and liabilities are calculated in relation to temporary differences which are income and expenses forming accounting profit (loss) in one report period and the tax base of income tax – in other report periods.

Deferred tax assets represent the part of deferred income tax which should result in the reduction of income tax due to payment to the budget in the period following the report one or in the next report periods. They are defined by applying income tax rate, established by Russian Federation legislation on taxes and dues, to the deducted temporary differences occurred in the report period.

Deferred tax liabilities represent the part of deferred income tax which should result in the increase of income tax due to payment to the budget in the period following the report one or in the next report periods. They are defined by applying income tax rate, established by Russian Federation legislation on taxes and dues, to taxable temporary differences occurred in the report period.

By current income tax is recognized the tax for the taxation purposes calculated in accordance with the requirements of chapter 25 of Russian Federation Tax Code and defined in bookkeeping on the basis of the amount of contingent income tax adjusted to the amounts of constant tax assets and liabilities, and also of deferred tax assets and liabilities of the report period.

Current income tax is recognized in the reporting as a liability to the budget equal to the unpaid amount of income tax.

Contingent expense (gain) of income tax is calculated as the product of accounting profit (loss) by income tax rate established by Russian Federation legislation on taxes and dues.

Occurred income tax overpayments to the budgets of Russian Federation subjects and to local territorial budgets are reflected in the structure of accounts receivable.

Revenue recognition

The Company's revenues are subdivided into the income under ordinary activities and other income (operating, non-sales and extraordinary income).

Sales proceeds of products and services rendering are recognized by the accrual method, i.e. as the services are rendered and are reflected in the accounting minus VAT, customs duties and discounts granted to the buyers.

Proceeds from products sale subject to conditions of the exchange of goods (barter) are defined by the cost of values received or subject to receipt by the Company calculated on the basis of prices at which the Company usually defines the cost of similar values under comparable circumstances.

Income from the Company's assets granted for rent is referred to income under ordinary activities.

Dividends in the structure of other income are recognized as they are declared.

Expenditures recognition

Expenditures depending on their nature and activity types are subdivided into the expenditures under ordinary activities and other expenses (operating, non-sales and extraordinary expenses).

Ordinary activities expenses are formed in the amount calculated in money terms equal to the amount of payment in money or other form or to the amount of accounts payable.

The Company calculates complete production cost of rendered services, work done, sold products without separating administrative and commercial expenses.

Government aid

Budgetary funds received on account of government aid (subventions, subsidies) are recognized as monetary assets and resources, differing from monetary assets, are actually received and are reflected in the balance-sheet in the structure of deferred revenues.

Budgetary credits obtained by the Company are reflected in the balance-sheet in the structure of borrowed funds.

Target financing

The funds of target financing are recognized as monetary funds and resources, differing from monetary funds, are actually received and are reflected in the structure of deferred revenues.

Deferred expenses reserves

The Company establishes a reserve for the payment of coming rest leaves of employees and the reserve of deferred expenses for remuneration by the results of work for a year.

Expenses for establishment of reserves are referred to ordinary activities expenses; to the increase in the initial cost of fixed assets objects in the course of construction, and also to the structure of non-sales expenses, depending on the kind of activity the employees, considered at calculation of deferred expenses reserves.

Expenses for pension provision

Social deductions are made by means of payment of unified social tax, calculated by the Company at medium rate of 32,51%, applied to the sum of labor remuneration and other employee's remunerations. The Company refers the sums of unified social tax to three social funds (government pension fund, social insurance fund and medical insurance fund), at that pension fund contributions are calculated at medium rate of 25,61%, depending on annual sum of payments and remunerations to each employee. The contributions are referred to current expenses as they are accrued.

In addition to the package of government pension provision the Company participates in the program of

one-off payment of pecuniary aid in the amount of one to three official salaries to the Company's employees in case of their retirement. This program covers the most part of the Company's workers and does not stipulate any special fund deductions. The amount of payment depends on the record of service when retiring.

The Company also participates in pension programs implemented within the package of non-government pension provision. The amount of fees is defined on annual basis and they are classified as expenses as they occur. See also item 10 of the present Explanatory memorandum.

Property and liabilities inventory is made:

- of fixed assets – at least once in two years as of November 1 of the report year;
- of intangible assets – every year as of December 1 of the report year;
- of uncompleted capital construction and other capital investments – every year as of November 1 of the report year;
- of raw materials, materials, equipment for installation, semi-finished products, goods, finished products at warehouses – every year as of November 1 of the report year;
- of precious metals – twice a year;
- of uncompleted production – every quarter as of the end of the quarter;
- of deferred revenues and expenditures – every year as of December 31 of the report year;
- of money funds at the accounts in banks – every year as of December 31 of the report year;
- of money funds in cash office – at least once per a quarter;
- of long-term financial investments – every year as of December 31 of the report year;
- of short-term financial investments, monetary instruments – every quarter as of the quarter end;
- of settlements with debtors and of doubtful debts reserve – every quarter as of the quarter end;
- of settlements with creditors (under settlements with communication operators) – every quarter as of the quarter end, with other creditor – once a year as of December 31 of the report year;
- of settlements for taxes and obligatory deductions to the budget and off-budget funds – at least once a year;
- of settlements for target financing – every year as of December 31 of the report year;
- of internal settlements – at least once per quarter;
- of settlements with personnel, advance holders – once a year as of December 31 of the report year.

Changes in the accounting policy for 2004

At preparation of annual reporting for the purpose of formation of reliable information on the amount of obligations as of the year end, the Company established contingent reserves for carry-over vacation of employees, as according to valid legislation the Company has no opportunity to refuse such obligations. The amount of reserve is defined by the results of inventory and amounts to 176 982,7 thousands rubles.

According to Provision on bookkeeping 1/1998 "Accounting policy of organization" the consequences of change of accounting policy, which influence or are capable to influence considerably the financial results of the Company's activity, are reflected in the accounting statement on the basis of the requirement to present numeral indexes at least for two years.

Due to a large number of employees and multi- branches organizational structure, the Company hasn't managed to assess with adequate degree of reliability the amount of similar obligations existing as of the year beginning, in the money terms. That is why the Company made partial correction with the purpose of comparability of indexes of accounting balance sheet as of the year beginning and the data of profit and loss statement for year 2003. The correction is made by the amount of carry-over vacations as of 2004,

detected in the course of inventory, made on December 31, 2004.

In the course of year 2004 the expenses for payment of carry-over vacations were reflected in the general procedure and were included into the structure of ordinary activities expenses. The Company is not capable to asses with adequate degree of reliability the amount of such expenses by the reasons specified above.

Inventory results are reflected in the statement for year 2004 by means of correction of comparable data for 2003 in the accounting balance-sheet, profit and loss statement and capital changes statement.

The results of recalculation are reflected in the accounting statement for 2004 in the following way:

- In the accounting balance-sheet as of January 01, 2004 incoming balances of line 145 "Deferred tax assets" increased by 4 621 thousand rubles, incoming balances of line 650 "Deferred expenses reserves" in the amount of 19 320 thousand rubles are introduced, the value of line 460 "Undistributed profit of past years" is decreased by 14 699 thousand rubles.
- In the Profit and loss statement in column "For similar period of the past year" line 020 "Prime cost of sold goods, products, works and services" is increased by 16 713 thousand rubles, line 130 "Non-sales expenses" is increased by 65 thousands rubles, line 152 "Deferred tax assets" increased by 4 011 thousand rubles.
- The statement on capital changes reflects the reduction of undistributed profit of past years in the amount of 2 543 thousand rubles in line 101 "Changes in the accounting policy", in the line 202 "Net profit (loss) of the report year" the decrease is by 16 778 thousand rubles.

In year 2004 the Company within the framework of application of Provision on bookkeeping "Accounting of income tax settlements" (Provision on bookkeeping 18/2002) changed classification of differences, arising by doubtful debts reserve and by property received on a gratis basis, from "permanent differences" to "temporary differences".

With the purpose to bringing the Company's income tax expenses for 2003 to the values comparable with expenses for year 2004, the Company calculated incoming balances of deferred tax assets by the difference, effective on December 31, 2003, and introduced changes to comparable indexes of profit and loss statement.

The results of recalculation are reflected in the accounting statement for 2004 in the following way:

- In the accounting balance-sheet as of January 01, 2004 incoming balances of line 145 "Deferred tax assets" increased by 42 948 thousand rubles (including by doubtful debts reserve -- by 18 861 thousand rubles, by property received on a gratis basis – by 24 087 thousand rubles), the value of line 460 "Undistributed profit of past years" is increased by 42 948 thousand rubles (including by doubtful debts reserve – by 18 861 thousand rubles, by property received on a gratis basis – by 24 087 thousand rubles).
- In the Profit and loss statement in column "For similar period of the past year" line 152 "Deferred tax assets" increased by 4 585 thousand rubles (including reduction in respect of doubtful debts reserve - 2 376 thousand rubles, and the increase by property received on a gratis basis - 6 961 thousand rubles).
- Capital changes statement reflects the increase in undistributed profit of past years in line 101 "Changes in the accounting policy" in the amount of 38 974 thousand rubles" (including 17 126 thousand rubles at the expense of property received on a gratis basis and 21 848 thousand rubles at the expense of doubtful debts reserve) , in line 202 "Net profit (loss) of the report year" the increase is by 8 596 thousand rubles (including the reduction at the expense of doubtful debts reserve - 2 376 thousand rubles, increase at the expense of property received on a gratis basis - 6 961 thousand rubles, increase by 4 011 thousand rubles at the expense of rest leaves reserve).

In 2004 the Company transferred commissioned and actually used real property facilities to the fixed assets structure, prior to state registration of ownership rights for such objects.

Changes in the accounting policy for 2005

Essential changes capable to influence financial statement considerably are not introduced in the accounting policy for 2005.

4. Comparative data

Comparative data in the Company’s accounting for 2004 are formed by the adjustment of data of final accounting for 2003 to bring them to conformity with accounting indexes for year 2004.

Changes of opening balance-sheet as of January 1, 2004.

##	Balance sheet item as of 31.12.2003 Value	Balance-sheet item as of 01.01.2004	Deviations	Comments
110	56	56		
120	14 979 153	14 982 787	+ 3 634	Commissioned and actually used real property facilities are transferred to the fixed assets structure
130	1 040 822	1 037 188	(3 634)	
145	3 766	51 335	+ 47 569	**Deferred tax assets are increased, because of reflection of reserves of deferred expenses for rest leaves not used in periods prior to 2004.**
150	791 588	788 890	(2 698)	**Software products with performance life less than 12 months are transferred to deferred expenses (line 216)**
190	17 990 554	18 035 425	+ 44 871	**Total**
210	517 854	520 552	+2 698	**Software products with performance life less than 12 months are transferred to deferred expenses (line 216)**
216	103 918	106 616	+2 698	**Software products with performance life less than 12 months are transferred from other non-current assets (line 150)**
290	3 138 837	3 141 535	+2 698	**Total**
300	21 129 391	21 176 960	+ 47 569	**Total**
460	5 134 850	7 172 537	+2 037 687	**Past years profit is decreased by 28 249 thousand rubles at the expense of correction of incoming balances by deferred expenses reserve (line 650 -19 320) and incoming balances by deferred tax assets, calculated by deferred expenses reserve (+47 569).** Current year profit is transferred from (line 470+2 009 438)
490	12 954 268	12 982 517	+ 28 249	Total
620	3 102 458	3 100 976	(1482)	Total accounts payable amount is decreased by deposited dividends sums, transferred to the structure of debt to participants (founders) for income payment (line 630)
621	1 595 731	1 595 763	+32	Settlements with subsidiary and dependent companies are transferred from settlements with other creditors (line 626)
625	263 582	263 591	+9	Settlements by motor way users tax are transferred from other creditors (line 626)
626	660 426	658 903	(1 523)	Settlements by motor way users tax are transferred to settlements with suppliers and contractors (line 621 - 32 thousand rubles), settlements by motor way users tax are transferred to line - debt for taxes and dues

Comparative data

				(line 625 - 9 thousand rubles), accounts payable are decreased by deposited dividends sums, transferred to the structure of debt to participants (founders) for income payment (line 630 - 1 482 thousand rubles)
630	20 974	22 456	+ 1 482	Total accounts payable amount is increased by deposited dividends sums, transferred to the structure of debt to participants (founders) for income payment (line 630)
650	0	19 320	+ 19 320	Incoming balances of reserve of deferred expenses for rest leaves not used in the periods prior to year 2004 are reflected.
690	4 780 850	4 800 170	+ 19 320	Total
700	21 129 391	21 176 960	+ 47 569	Total

In the accounting balance-sheet in order to ensure comparability of data as of the beginning of 2004, the incoming balances for deferred tax assets are reflected, in connection with the reflection of reserves of deferred expenses for rest leaves not used in the periods prior to year 2004. The increase in line 145 "Deferred tax assets" as of the year beginning amounts to 47 569 thousand rubles, the value of line 650 "Deferred expenses reserve" as of the year beginning amounts to 19 320 thousand rubles, which resulted in the change of the value of line 460 "Undistributed profit (uncovered loss) of past years" by 28 249 thousand rubles.

Changes of comparative information for 2003 in Profit and loss statement.

Line code	Column 3 of form 2 for 2003	Column 4 of form 2 for 2004	Deviations	Explanations
010	14 677 305	14 677 305		
020	(10 471 151)	(10 487 864)	(16 713)	The prime cost of sold goods, products, works, services is increased by the sum of reserve of deferred expenses for rest leaves of employees involved in ordinary activities, the rest leaves not being used by them in year 2003.
050	4 206 154	4 189 441	(16 713)	Profit on sales of 2003 is reduced by the sum of reserve of deferred expenses for rest leaves not used in year 2003.
090	288 022	187 204	(100 818)	Other operating earnings are reduced by the sum of reserve reconstruction
100	(761 413)	(660 595)	100 818	Other operating expenses are reduced by the sum of reserve reconstruction
130	(869 117)	(869 182)	(65)	Non-sales expenses of year 2003 are increased by the sum of reserve of deferred expenses for rest leaves of employees involved in the activity the expenses by which are referred to non-sales expenses structure, the rest leaves not being used by them in year 2003.
140	2 867 138	2 850 360	(16 778)	The profit before tax is reduced by the sum of reserve of deferred expenses for rest leaves, not used by employees in year 2003
150	(858 481)	(849 885)	8 596	Income tax expenses are adjusted by the sum of correction of deferred tax assets and liabilities.

Comparative data

151	(150 230)	(150 230)	-	
152	1 829	10 425	+ 8 596	Deferred tax assets are increased in connection with the change of classification of differences by doubtful debts reserve
190	2 009 438	2 001 256	(8 182)	2003 net profit is decreased by the amount of effect of the recognition of reserve of deferred expenses for rest leaves not used by employees in year 2003

Comparable data on the Company's revenues and expenses for 2003 are provided in Profit and loss statement in column "For similar period preceding the report one".

The value of net profit for 2003 in line 190 was reduced by 8 182 thousand rubles by the amount of effect of recognition of reserve of deferred expenses for rest leaves not used by employees in year 2003 and in connection with the change of classification of differences by doubtful debts reserve.

Changes of comparable information for 2004 in Supplement to accounting balance-sheet.

Line code	Column 6 of form 5 for 2003	Column 3 of form 5 for 2004	Deviations	Explanations
201	3 165 563	3 272 464	+106 901	(+65 039) transferred from line 203 , (+40 879) transferred from line 208, (+1 297) from 08 account of fixed assets without state registration, from line 202 (+ 232) to line 204 (-485), to line 206(-61)
202	8 616 846	8 636 741	+19 895	Buildings (-232) are transferred from line 201, buildings (+8779) are transferred to line 203, (+9 952 transferred from line 208, (+2 337) from 08 account of fixed assets without state registration are transferred to line 205 (-941)
203	12 739 440	12 821 415	+81 975	From line 208 transferred (+299 218), transferred, to line 201(-65 039), transferred to line 202 (-8 779), transferred to line 205 (-65 556), transferred to line 208 (-77 541), transferred to line 204 (-1 091), transferred from line 206 (+763).
204	387 952	390 329	+2 377	From line 208 (+801) transferred, from line 201(+485) transferred from line 203(+ 1 091)
205	722 549	822 807	+100 258	From line 203 (+65 556) transferred from line 208 (+31 227) transferred, from line 202 (+941) transferred from line 207 (+2 534)
206	91 166	90 464	-702	From line 201(+61) to line 203(-763)
207	2 712	2 712	0	To line 205 (-2 534) transferred from line 208 (+2534)
208	515 186	208 116	-307 070	To line 203 transferred (-299 218), transferred from line 203 (+77 541) , (-40 879) transferred to line 201, (-9 952) transferred to line 202, to line 204 (-801)transferred to line 205 (-31 227) transferred to line 207 (-2534)
210	26 241 414	26 245 048	+3 634	Commissioned and actually used real property objects are transferred to the structure of fixed assets.
221	744 769	755 817	+11 048	From line 223 (+3 828) from line 226 (+7 820)to line 222 (-259) to line 224 (-364) from the balance (+23)

Comparative data

222	4 231 255	4 238 358	+7 103	From line 223 (+3 649) transferred from line 226 (+3 433), from line 221 (+259) to line 225 (-238)
223	5 409 482	5 535 173	+ 125 691	To line 221(-3 828) to line 222 (-3 649) from line 226 (+195 775) to line 225 (-61 426) to line 224 (-1 181)
224	256 532	258 502	+1 970	From line 223 (+1 181) from line 221 (+364) from line 226 (+425)
225	275 916	345 618	+69 702	From line 222 (+238) to line 223 (+61 426) from line 226 (+8 038)
226	344 307	128 793	-215 514	To line 221 (-7 820) to line 222 (-3 433) to line 223 (-195 775) to line 224(-425) to line 225 (-8 038) from the balance (-23)

In connection with the change of Uniform chart of accounts for 2004 the data on fixed assets in the section "Fixed assets" and "Amortization" of form № 5 "Supplement to accounting balance-sheet" as of the year beginning are adjusted in accordance with chart of accounts, fixed assets groups are formed upon the accounts of fixed assets in social sphere.

5. Analysis and estimation of balance sheet structure, earnings record. (the audit of the information provided in this item has not been conducted)

Analysis and estimation of balance sheet structure

As of December 31, 2004 the structure of balance sheet is characterized by the following indices:

	01.01.2004	31.12. 2004
Cash ratio	0,05	0,04
Working capital ratio	0,67	0,50
Ratio of own current assets supply	-1,53	-2,42
Profitability of sales	28,7	28,7

Cash ratio characterizes the cover of short-term debt obligations at the expense of the Company's monetary funds. It is defined as the ratio of the most liquid assets of the enterprise (monetary funds, line 260 of the balance sheet assets) to current liabilities (total of section V of the balance sheet liabilities).

Working capital ratio characterizes general supply of the Company by current assets for carrying out economic activity and timely repayment of term liabilities. It is defined as the ratio of actual cost of current assets in the form of production stocks, finished products, monetary funds, accounts receivable and other current assets (total of section II of the balance sheet assets) available with the Company to the most urgent liabilities of enterprises in the form of short-term bank credits, short-term loans and accounts payable (total of section V of the balance sheet liabilities).

Ratio of own current assets supply characterizes the availability with the Company of its own current assets required for their financial stability. It is defined as the ratio of difference between the volumes of own funds sources (total of section III of the balance sheet liabilities) and the actual cost of fixed assets and other non-current assets (total of section I of the balance sheet assets) to the actual cost of current assets in the form of production stocks, uncompleted production, finished products, monetary funds, accounts receivable and other current assets (total of section II of the balance sheet assets) available with enterprises. The ratio of own current assets supply is lower than the value of normative standard due to the fact that the Company's current liabilities exceed the current assets by 3 916 808 thousand rubles.

Profitability of sales characterizes the efficiency of the Company's operation. It is defined by the ratio of products sales profit (line 050 of form №2) to the sales volume (line 010 of form № 2).

Earnings record for 2004

Activity type	Proceeds (line 010 of form.№ 2)		Prime cost (line 020 of form №2)		Profit (line 050 of form.№2)		Earnings record Δ,%
	2004	2003	2004	2003	2004	2003	
Communication services	18 171 248	14 242 307	12 921 832	10 136 128	5 249 416	4 106 179	27,8
Other	433 356	434 998	342 305	351 736	91 051	83 262	9,3
TOTAL:	**18 604 604**	**14 677 305**	**13 264 137**	**10 487 864**	**5 340 467**	**4 189 441**	**27,5**

OJSC "VOLGATELECOM"

Explanatory memorandum to 2004 reporting

Analysis and estimation of balance-sheet structure and earnings record

By the results of year 2004 the profit from sales amounted to 5 340 467 thousand rubles with the growth rate by 27% as compared to the previous year, which is basically connected with the Company's development and tariff policy. In particular, the increase in basic telephone numbers amounted to 258, 1 thousands numbers. The increase in tariffs beginning from 01.10.2004 was by 28,6% for citizens and by 33,5 % for organizations instead of expected 20% and 25% correspondingly, which objectively resulted in the over-fulfillment of proceeds plan by 253 million rubles.

In 2004 the net profit amounted to 2 056 268 thousand rubles, which exceeds the value of the previous year by 55 012 thousand rubles. The over-fulfillment of net profit plan amounted to 15,8% or 281 252 thousand rubles.

Profit before tax by the year results amounted to 2 989 751 thousand rubles with the growth rate of 4,8% vs. the previous year level. The profit before tax was basically influenced by the increase in operating and non-sales loss compared to the previous year. In particular, the amount of interests due to payment for obtained credits increased by 280 701 thousand rubles. Reserve of doubtful debts, mainly for overdue accounts receivable of budget for not compensated privileges increased by 602 069 thousand rubles.

Profitability of sales amounted to 40,3% which corresponds to the index of year 2003.

Profitability by profit before tax amounted to 22,5%.
Profitability by net profit amounted to 15,5%.

The indices of the Company's activity efficiency in 2004 are represented in the table:

Index	Measure unit	2004
Revenue per an employee, including dual jobholders and non-listed workers	Thousand rubles	378,8
The rate of growth to the relevant period of the previous year	%	133,9
Revenue per a line	Rubles	4 313,6
The rate of growth to the relevant period of the previous year	%	117,8
Expenses per an employee, including dual jobholders and non-listed workers	Thousand rubles	270,1
The rate of growth to the relevant period of the previous year	%	133,1
Expenses per a line	Rubles	3 075,3
The rate of growth to the relevant period of the previous year	%	117,7
Sales profit per an employee, including dual jobholders and non-listed workers	Thousand rubles	108,7
The rate of growth to the relevant period of the previous year	%	133,0
Sales profit per a line	Rubles	1 238,2
The rate of growth to the relevant period of the previous year	%	117,8
Profit before tax per an employee, including dual jobholders and non-listed workers	Thousand rubles	60,8
The rate of growth to the relevant period of the previous year	%	109,7
Profit before tax per a line	Rubles	693,2
The rate of growth to the relevant period of the previous year	%	97,1
The number of lines per an employee	Lines	87,8
The rate of growth to the relevant period of the previous year	%	112,9
Prime cost	Rubles	71,3
The rate of growth to the relevant period of the previous year	%	100

The Company's marketing strategy consists in formation and realization of competitive services, obtaining maximum possible profit and the increase in the investments efficiency, and finally in the most complete satisfaction of consumer demand for telecommunication services.

Analysis and estimation of balance-sheet structure and earnings record

By year 2006 the Company plans to increase its income by factor of 1,7 as compared to year 2003 and bring the sales volume up to US$772,9 million.

In year 2005 the Company's foreground goals in the sphere of financial policy are the following:

- Financial consolidation of assets;
- Increase in the liquidity and the manageability of all assets;
- Raising transparency and investment attractiveness.

Within the framework of realization of actions on the increase in liquidity, the Company faces the following tasks:

- Perfection of assets structure;
- Improvement of borrowed capital structure;
- Sale of non-core assets.

The Company's management elaborated the list of actions on the improvement of liquidity situation in year 2005:

- Diversification of short-term liabilities as related to credits and loans into long –term liabilities;
- To finance the Company's investment activity by means of attraction of long-term external sources of financing;
- To optimize the structure of debt to suppliers and contractors (to establish settlements procedure with optimum distribution of debt load);
- To analyze the expediency and efficiency of financial investments;
- To raise the volume of Company's proceeds up to the planned indexes.

6. Explanations to essential balance-sheet items

6.1. Fixed assets (item 120 of the Balance-sheet)

As of January 1, 2004 the Company did not revaluate its fixed assets.

The change of fixed assets cost:

	2004	2003
Increase of the cost of the fixed assets, total	6 931 352	4 260 104
Including due to:		
Acquisition of new objects	1 066 183	948 360
Construction of new objects	5 827 203	3 237 543
Free of charge obtainment	37 966	56 746
Other acquisition	-	17 455
Reduction (retirement) of the cost of the fixed assets, total	(471 911)	(359 110)
Including due to:		
Sales of fixed assets	(78 736)	(29 479)
Writing off of fixed assets	(367 159)	(291 739)
Other retirement	(26 016)	(37 892)
Change of depreciation, total	(1 656 145)	(1 332 744)
Charged depreciation for the period	(2 040 937)	(1 614 401)
Accrued depreciation for acquired fixed assets	(23 265)	-
Depreciation for realized objects	70 025	20 808
Depreciation for written off objects	334 195	255 501
Depreciation for other retirements of objects	3 837	5 348
Total change of the cost of the fixed assets	4 803 296	2 568 250

The major portion (83%) of the acquired fixed assets is the equipment of communication networks, buildings, switches, transport vehicles, computing machinery, other communication equipment; 98 % of constructed fixed assets objects are communication lines, buildings and other equipment of communication networks.

As of December 31, 2004, the Company's fixed assets for the sum of 5 580 727 thousand rubles are pledged with banks to assure future payments by the contracts of bank loan.

As of December 31, 2004 the Company has commissioned and actually used fixed assets for the sum of 403 085 thousand rubles; they are in the course of state registration.

Fixed assets obtained under leasing contracts

As of December 31, 2004 the Company concluded 112 contracts of financial rent (leasing) for the amount of 2 616 281 thousand rubles. The terms of lease are from 30 to 132 months.

The cost of fixed assets obtained under leasing contracts:

	As of 01.01.2004	As of 31.12.2004
Fixed assets in the Company's balance:		

Explanations to essential balance-sheet items

- original cost of fixed assets	1 428 300	2 408 490
- charged depreciation for fixed assets	(366 375)	(857 450)
- balance-sheet value of fixed assets	1 061 925	1 551 040
Fixed assets in lessor's balance:		
- contract value of fixed assets	202 413	176 550

The amounts of leasing payments to be incurred:

The term of payments	The amounts of payments, total	Including:	
		For fixed assets in the Company's balance (are reflected in the structure of liabilities in items 520 and 620 of the Balance-sheet)	For fixed assets in the lessor's balance (are not reflected in the structure of liabilities)
2005	634 931	616 552	18 379
2006 - 2010	1 105 648	1 105 639	9
After 2010	-	-	-
TOTAL:	**1 740 579**	**1 722 191**	**18 388**

6.2. Capital investments (item 130 of the Balance-sheet):

	As of 01.01.2004	As of 31.12.2004
Investments into non-current assets, total:	983 219	1 084 670
Including: Construction, modernization and reconstruction of fixed assets objects by contract method	677 515	929 919
Construction, modernization and reconstruction of fixed assets objects under its own stream	68 943	57 590
Capital investments into leased objects of fixed assets	393	-
Acquisition of separate objects of fixed assets	14 263	32 278
Acquisition of fixed assets under leasing contracts	165 755	6 401
Objects of completed capital construction prior to commissioning	56 313	58 464
Other	37	18
Equipment for installation	53 969	119 774
TOTAL:	**1 037 188**	**1 204 444**

The Company is constructing and re-constructing the objects. 1 977 216 thousand rubles are allocated for new construction, 850 648 thousand rubles – for reconstruction, 3 474 639 thousand rubles – for the expansion, 311 202 thousand rubles – for technical upgrading. During 2004 the expenses for the investment activity amounted to 6 992 797 thousand rubles, basic production assets worth of 6 915 967 thousand rubles were put into operation.

6.3. *Financial investments* ***(items 140 and 250 of the Balance-sheet)***

Section 4 of form №5 Annex to accounting balance-sheet provides the information about the value of financial investments by the types, including the value of financial investments which had been adjusted to the current market value as of December 31, 2004.

The Company's contributions to charter capitals of subsidiary, dependent and other companies

(Items 141, 142, 143 of the Balance-sheet)

Basic investments of the Company to charter capitals of subsidiary, dependent and other companies:

Company's name	**Activity type**	**The value of investments as of 31.12.2004**	**Share in charter capital, %**	**Share fraction of voting shares, %**
Subsidiary companies				
CJSC "Orenburg-GSM"	Cellular, radio telephone communication services	102	51	51
CJSC "Digital telecommunications"	Local telephone communication services	2 768	100	100
~~LLC "Vyatka-Page"~~	~~Paging communication~~	~~18~~	~~91~~	~~-~~
CJSC "Ulyanovsk-GSM"	Cellular communication services	62 166	60	60
CJSC "Public telephone Saratov"	Telecommunication services	50	50+1 share	-
LLC Russian-American JV "Izhcom"	Data transfer services	23 572	100	-
OJSC "ICN "OMRIX"	Telecommunication services	489	74	-
CJSC "Cellular communication of Mordoviya"	Telecommunication services	30	60	60
CJSC "TeleSvyazInform"	Telecommunication services	10	100	100
CJSC "Pulse Radio Yoshkar-Ola"	Telecommunication services	183	61	61
LLC "Radio-Resonance"	Airplay of TV-radio programs	4	51	-
CJSC "Nizhegorodskaya cellular communication"	Cellular communication services	651 974	100	100
OJSC "Tatincom – T"	Cellular communication services, GSM	473 936	50+1share	50+1share
CJSC "Transsvyaz"	Local communication services	4 150	80	80
Depreciation reserve		(10)	-	-
Total:		**1 219 442**		
Dependent companies				
OJSC "Telesot"	Telecommunication services	9 435	32	32
CJSC "Saratov Mobile"	Cellular communication services	3 301	50	50
CJSC "Samara-Telecom"	Local telephone communication services	75	28	28

Explanations to essential balance-sheet items

CJSC "Penza Mobile"	Cellular communication services	1 210	40	40
CJSC JV "Pulse Radio"	Over-the-air radio broadcasting	-	40	40
LLC "Reanta"	Commercial services	2	21	-
CJSC "Nizhegorodskyi radio telephone"	Fixed and wireless radio communication services	50	50	50
CJSC "Ericsson svyaz"	Other services	11	24	24
CJSC "Nizhegorodteleservice"	Creation and operation of integrated system	1 191	40	40
CJSC Commercial Bank "C-Bank"	Bank services	5 980	42	42
CJSC "Chuvashiya Mobile"	Cellular communication services	502	30	30
CJSC "Chery Page"	Paging communication services	114	50	50
Depreciation reserve		(11)		
Total:		**21 860**		
Financial investments in other organizations		**9 231**		
Depreciation reserve		(580)		
TOTAL: (the sum of balance-sheet items 141, 142, 143,)		**1 249 953**		

Income received in the form of dividends from long-term financial investments is reflected in the item "Income from participation in other organizations" in Income and loss report, in the amount of 43 594 thousand rubles (in year 2003 - 30 910 thousand rubles).

According to the Board of directors' resolution during year 2004 the Company acquired 31,2% of shares of OJSC "Informational Commercial Networks "Omrix" (15 494 ordinary shares), 40% of shares of CJSC "Transsvyaz" (1 600 ordinary shares), 9 % of CJSC "Ulyanovsk – GSM" (9 ordinary shares), 49 % share of participation in the charter capital of LLC "Izhcom" for 405,9 thousand rubles, 3 989,8 thousand rubles, for 62 115 thousand rubles and 23 265,55 thousand rubles correspondingly. Shares and the share of participation are purchased for the purpose of rendering data transfer services by the Company in the territory of Orenburg region and the Republic of Udmurtiya, for development of local telephone communication in distant regions of Nizhny Novgorod city and of cellular communication on the territory of Ulyanovsk city and Ulyanovsk region. Records in the shareholders registers confirming the transfer of right of ownership for the specified securities were made on January 15, 2004, August 20, 2004, July 16, 2004 and September 27, 2004, and also the constituent documents modifications connected with the change of the founder, were registered on May 18, 2004.

In May 2004 the Company and Tomilov Nikolai Vladimirovich concluded the contract of purchase and sale of the share in LLC "Insurance company "ASK-VAZ" which belonged to the Company. The cost of retired share in the amount of 6, 65 thousand rubles is included into the structure of operating expenses and is shown in item 100 of Profit and loss statement. The income of the sale amounted to 9,46 thousand rubles and is shown in item 090 if Profit and loss statement.

In May 2004 the Company and LLC "MC- Direct" concluded the contract of purchase and sale of CJSC "Sotel- Nizhny Novgorod" shares which belonged to the Company. The cost of retired shares in the amount of 20,0 thousand rubles, and also the Company's additional expenses for the sale of shares in the amount of 189,9 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted to 17 882,58 thousand rubles and is shown in item 090 of Profit and loss statement.

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
Explanations to essential balance-sheet items

In May 2004 the Company and LLC "MC- Direct" concluded the contract of purchase and sale of share of participation in the charter capital of LLC "Udmurtskie cellular networks-450", which belonged to the Company. The cost of retired share in the amount 150,0 thousand rubles, and also the Company's additional expenses for the sale of the share in the amount of 67,26 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted 134 169,52 thousand rubles and is shown in item 090 of Profit and loss statement.

In May 2004 the Company and LLC "MC- Direct" concluded the contract of purchase and sale of share of participation in the charter capital of LLC "Vyatskaya cellular communication", which belonged to the Company. The cost of retired share in the amount 40,8 thousand rubles, and also the Company's additional expenses for the sale of the share in the amount of 67,26 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted 45 697,95 thousand rubles and is shown in item 090 of Profit and loss statement.

In May 2004 the Company and LLC "MC- Direct" concluded the contract of purchase and sale of CJSC "Saratov system of cellular communication" shares which belonged to the Company. The cost of retired shares in the amount of 6,0 thousand rubles, and also the Company's additional expenses for the sale of shares in the amount of 189,901 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted to 6 886,67 thousand rubles and is shown in item 090 of Profit and loss statement.

In July 2004 the Company and OJSC "Mobile TeleSystems" concluded the contract of purchase and sale of CJSC "Digital networks of Udmurtiya – 900" shares which belonged to the Company. The cost of retired shares in the amount of 49,0 thousand rubles, and also the Company's additional expenses for the sale of shares in the amount of 6 978,34 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted to 186 728,96 thousand rubles and is shown in item 090 of Profit and loss statement.

In October 2004 the Company and OJSC "Nizhny Novgorod regional trading center "Myza" concluded the contract of purchase and sale of OJSC "Nizhny Novgorod regional trading center "Myza" shares which belonged to the Company. The cost of retired shares in the amount of 1 300,0 thousand rubles is included into the structure of operating expenses and shown in item 100 of Profit and loss statement. The income of the sale amounted to 644,35 thousand rubles and is shown in item 090 of Profit and loss statement.

In November 2004 the Company and CJSC "Finances – Consultations - Service and Partnership" concluded the contract of purchase and sale of CJSC "ROSBANK – VOLGA" shares which belonged to the Company. The cost of retired shares in the amount of 5 900,0 thousand rubles, and also the Company's additional expenses for the sale of shares in the amount of 1,52 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted to 5 900,0 thousand rubles and is shown in item 090 of Profit and loss statement.

In December 2004 the Company and Masyutina Olga Yevgenyievna concluded the contract of purchase and sale of OJSC Joint-stock commercial bank "Mordovpromstroibank" shares which belonged to the Company. The cost of retired shares in the amount of 2 837,0 thousand rubles is included into the structure of operating expenses and is shown in item 100 of Profit and loss statement. The income of the sale amounted to 4 255,5 thousand rubles and is shown in item 090 of Profit and loss statement.

In 2004 the Company did not transfer securities to other organizations as a contribution to charter capital.

In 2004 the Company did not transfer securities to other organization on a gratis basis.

In 2004 LLC "Private Security Enterprise-ROS" was liquidated. The loss from the retired share amounted to 27,43 thousand rubles and is included in the operating expenses and reflected in item 100 of Profit and

loss statement.

Loans granted to other organizations

Loans granted by the Company as of December 31, 2004:

Borrower's name	Borrower's name	Repayment period	Annual interest rate, %	Obtained guarantee (asset's name/value)
Short-term loans				
CJSC "Orenburg GSM"	3 000	31.12.2003	0	none
CJSC "Nizhegorodskyi radio telephone"	2 925	29.06.2004	13	Fixed assets worth of 2 913,5
Depreciation reserve	-			
TOTAL:	**5 925**			

Change of valuation of financial investments in 2004

In year 2004 the Company adjusted to fair market value its financial investments in the following securities:

Securities	Value as of 01.01.2004	Value as of 31.12.2004	Change of valuation	Referred to the structure of
Value adjustment, total:	**383**	**803**	**420**	
Including				
Shares of OJSC "RF Savings Bank"	**383**	**803**	**420**	**Operating earnings**

Data on depreciation reserve of financial investments in year 2004

Financial investments	Reserve as of 01.01.2004	Reserve established in 2004	Reserved used in 2004	Reserved reestablished in 2004	Reserve as of 31.12.2004
Reserve, total	522	79	-	-	601
Including					
JS CB "Ayar"	**385**	-	-	-	**385**
JS Commercial Bank of Mordoviya "MarPrombank"	**60**				**60**
CJSC "Orentcart"	**50**				**50**
LLC "Samara payphone"	**10**				**10**
CJSC "Zamok Sheremetieva"	**17**				**17**
CJSC "TeleSvyazInform"	-	**10**	-	-	**10**
CJSC "Ericsson svyaz"	-	**11**	-	-	**11**
LLC "EKAD"	-	**58**	-	-	**58**

6.4. Deferred tax assets *(item 145 of the Balance-sheet)*

Flow of deferred tax assets in 2004:

Balance as of 01.01.2004	51 335
Created in the report period for deducted temporary differences	295 024
Repaid to reduce tax payments	(45 162)
Balance as of 31.12.2004	301 197

6.5. Other non-current assets *(item 150 of the Balance-sheet)*:

	As of 01.01.2004	As of 31.12.2004
Advances paid on account of settlements for acquisition and creation of non-current assets	84 930	166 232
Deferred expenses for redemption of property by leasing contracts	143	-
Deferred expenses for acquisition of software products and databases	703 817	1 521 127
Results of completed R&D, which have produced positive result	-	-
TOTAL:	**788 890**	**1 687 359**

Oracle E-Business Suite software

The structure of deferred expenses for acquisition of software products and databases reflects the Company's expenses for the acquisition of "Oracle E-Business Suite" software for the enterprise management in the amount of 768 624 thousand rubles. The Company purchased 13 029 licenses of E-business Suite 2003 Professional for non-exclusive right for the software usage.

The expenses for acquisition and implementation of "Oracle E-Business Suite" software will be written off to the Company's current expenses structure after the start of the software operation in proportion to used licenses during the period of useful application of licenses which is established to be 5-7 years.

The Company plans to implement the specified system completely in the period from 2005 to 2008.

Amdocs Billing Suite software

The Company's cost of purchase of "Amdocs Billing Suite" software for the purpose of unified computerized settlements system implementation in the amount of 645 579 thousand rubles are reflected within the structure of deferred expenses for the acquisition of software products and data bases. The project of implementation of unified computerized settlements system on the basis of "Amdocs Billing

Suite" platform is planned for 4-5 years.

The purchase of "Amdocs Billing Suite" software is approved by the Company's Board of directors on November 20, 2004.

"Amdocs Billing Suite" software is delivered in December 2004 by LLC "IBM Eastern Europe/Asia", to which the Company transferred its 18 own promissory notes for the sum of 755 622 thousand rubles as a security of settlements. The repayment of granted promissory notes is planned before June 1, 2006.

The costs of acquisition and roll-out of "Amdocs Billing Suite" software will be written off to the structure of the Company's current expenses after the beginning of software operation proportionally to the cost of implemented modules in the useful service period of modules established within the limits of 5 years.

6.6. *Inventories*

The structure of raw materials, materials and other similar values (item 211 of the Balance sheet):

	As of 01.01.2004	As of 31.12.2004
Cable	92 957	252 469
Fuel	8 001	9 081
Spare parts	67 039	69 525
Materials transferred for processing to a third party	118	355
Construction materials	41 061	149 467
Inventory and economic accessories	32 691	37 039
Other materials	129 359	170 695
TOTAL:	**371 226**	**688 631**

As of December 31, 2004 the inventories were not pledged.

In 2004 the reserve for the inventories reduction was not established.

6.7. Long-term accounts receivable of buyers and customers

(Item 231 of the Balance-sheet):

	As of 01.01.2004	As of 31.12.2004
Settlements with buyers and customers for non-core types of activity	4 073	3 153
Settlements for realized assets	273	155
TOTAL:	**4 346**	**3 308**

6.8. Short-term accounts receivable of buyers and customers

(Item 241 of the Balance-sheet):

Explanations to essential balance-sheet items

	Backlog total	Reserve for doubtful debts	Backlog, less the reserve for doubtful debts
As of 01.01.2004			
Settlements with natural persons (for communication services)	577 224	34 049	543 175
Settlements with social protection bodies for reimbursement of expenses related to granting of privileges to some categories of subscribers	579 583	308 046	271 537
Settlements with budgetary organizations for communication services	165 219	47 052	118 167
Settlements for commercial organizations' services (excluding communication services providers)	292 438	45 110	247 328
Settlements with communication services providers for communication services	143 576	18 880	124 696
Settlements with buyers and customers for non-core types of activity	46 662	9 395	37 267
Settlements for realized assets	2 952	252	2 700
Settlements with client state for civil defense	229	91	138
TOTAL as of 01.01.2004:	**1 807 883**	**462 875**	**1 345 008**
As of 31.12.2004			
Settlements with natural persons (for communication services)	681 813	48 114	633 699
Settlements with social protection bodies for reimbursement of expenses related to granting of privileges to some categories of subscribers	1 071 088	1 071 065	23
Settlements with budgetary organizations for communication services	170 283	33 112	137 171
Settlements for commercial organizations' services (excluding communication services providers)	307 978	58 079	249 899
Settlements with communication services providers for communication services	115 599	25 978	89 621
Settlements with buyers and customers for non-core types of activity	58 476	18 004	40 472
Settlements for realized assets	3 404	59	3 345
Settlements with client state for civil defense	3 110	2 905	205
TOTAL as of 31.12.2004:	**2 411 751**	**1 257 316**	**1 154 435**

In 2005 article 47 of Federal law of July 07, 2003 № 126-ФЗ "On communication" becomes valid; it changes the procedure of granting privileges to natural persons at rendering services to them by telecommunication organizations. Beginning from January 2005, telecommunication services users, having right for privileges, are obliged to pay the services rendered to them in the full size with further compensation of expenditures they made directly at the expense of means of budget of appropriate level. Herewith the budgets do not stipulate financing in 2005 the remaining debt of social protection bodies for reimbursement of expenses connected with granting privileges to some categories of subscribers in previous periods.

Social protection bodies debt for the reimbursement of expenses connected with granting privileges to some categories of subscribers amounts to 44,4 % of the total sum of accounts receivable of buyers as of December 31, 2004 (32% as of January 1, 2004).

In 2004 the Company recovered 221 878 thousand rubles from federal budget in repayment of the specified debt.

In December 2004 the Company assessed the probability of repayment of debt for reimbursement of expenses connected with granting privileges to some categories of subscribers, and taking into account possible dept repayment in a judicial procedure, charged doubtful debts reserve in the amount of 1 071 065 thousand rubles, which made out 100% of the total sum of debt of social protection bodies as of December 31, 2004.

6.9. Other accounts receivable the payments on which are expected within 12 months after the report date *(Item 243 of the Balance-sheet):*

	As of 01.01.2004	As of 31.12.2004
Settlements for taxes and dues	46 446	12 796
Settlements for social insurance and provision	6 381	18 279
Settlements with personnel for remuneration of labor	36	351
Settlements with accountable persons	922	1 284
Settlements with personnel for other operations	12 907	10 764
Settlements with different debtors:	72 289	132 912
- settlements for property and personal insurance	-	779
- settlements for claims	2 032	1 880
- settlements for due income	52	5 288
- settlements for investments	-	-
- other settlements with subsidiary and dependent companies	-	-
- settlements for operations with securities	2	2
- other	70 203	124 963
TOTAL:	**138 981**	**176 386**

6.10. Charter capital (Item 410 of the Balance-sheet):

The charter capital amounts to 1 639 765 thousand rubles and consists of 245 969 590 pieces of ordinary and 81 983 404 pieces of preferred shares with face value of 5 rubles each.

Stockholders	Ordinary shares		Preferred shares		Face value of placed shares
	Quantity (pieces)	Face value	Quantity (pieces)	Face value	
Legal entities, total:	**231 473 054**	**5,00**	**56 116 395**	**5,00**	**1 437 947 245**
Including:					
- OJSC "Svyazinvest"	124 633 745	5,00	-	-	623 168 725
- Subsidiary and dependent companies	42 276	5,00	160 594	5,00	1 014 350
Among them:					
CJSC "Digital telecommunications"	-	-	1 829	5,00	9 145
CJSC "Commercial bank "C-Bank"	33 455	5,00	135 574	5,00	845 145
CJSC "Digital networks of Udmurtiya – 900"	8 821	5,00	23 191	5,00	160 060
- Other legal entities, total	106 797 033	5,00	55 955 801	5,00	813 764 170
Among them:					
"ING BANK (EURASIA)" (CLOSED JOINT STOCK COMPANY)	44 034 981	5,00	8 489 778	5,00	262 623 795
CJSC "DKK"	13 913 380	5,00	13 886 962	5,00	139 001 710
CJSC "BRANSWICK UBS NOMINEES"	10 755 305	5,00	9 144 366	5,00	99 498 355
LINDSELL TNTERPRISES LIMITED	4 279 882	5,00	9 571 555	5,00	69 257 185
Commercial Bank "JP Morgan Bank International" (Limited Liability Company)	10 050 912	5,00	2 934 753	5,00	64 928 325
WAKEMAN ENTERPRISES LIMITED	6 423 113	5,00	78 980	5,00	32 510 465
CJSC "ABN AMRO BANK Plc"	958 122	5,00	4 787 763	5,00	28 729 425
PRUETT ENTERPRISES LIMITED	3 569 696	5,00	1 848 248	5,00	27 089 720
OJSC "RTK-Leasing"	3 528 547	5,00	-	-	17 642 735

Other	9 283 095	5,00	5 213 396	5,00	72 482 455
Natural persons, total:	14 496 536	5,00	25 867 009	5,00	201 817 725
- the Company's employees	2 481 548	5,00	8 699 274	5,00	55 904 110
- other	12 014 988	5,00	17 167 735	5,00	145 913 615
TOTAL:	**245 969 590**	**5,00**	**81 983 404**	**5,00**	**1 639 764 970**

As of December 31, 2004 the Company's charter capital is completely paid.

Preferred shares do not grant the right to vote. They may not be converted into ordinary shares; annual dividend in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of preferred shares, which make 25% of the Company's charter capital, is paid on them.

6.11. Own shares redeemed from stockholders (Item 440 of the Balance-sheet)

As of December 31, 2004 the Company did not have own shares redeemed from stockholders.

6.12. Profit distribution (the audit of the information provided in this item has not been conducted)

Scheduled 2004 profit distribution subject to the approval at the annual general meeting of the Company's stockholders which is to take place in June 2005:

	Amount
Capital before the report year profit distribution	
Charter capital	1 639 765
Reserve capital	81 988
Additional capital	3 980 430
Profit of the past years	6 833 997
Profit of the report year	2 056 268
Total capital before profit distribution:	**14 592 448**
Trends of the report year profit distribution	
Profit allocated for the reserve fund establishment	-
Profit allocated for the establishment of a special fund of the Company's employees corporalization (if its establishment is stipulated by the constituent documents)	-
Profit allocated for dividends	(544 549)
Results of the report year profit distribution	**(544 549)**
Capital after the profit distribution	
Charter capital	1 639 765
Reserve capital	81 988
Additional capital	3 980 430
Profit of the past years	8 345 716
Total capital after the profit distribution:	**14 047 899**
Reduction of capital after the report year profit distribution	**(544 549)**
Gain (reduction) of capital as related to undistributed profit of the report year	1 511 719

Dividends for 2004 are not reflected in the attached financial statement. They will be reflected as the use of undistributed profit during the year which ends on December 31, 2005, after their approval at the annual general meeting of the Company's shareholders.

6.13. Dividends

In 2004 it was declared to pay dividends for the year ended on December 31, 2003 in the amount of 0,9186 ruble per one ordinary share and 2,4510 rubles per one preferred share. The amount of dividends due to payment was 426 889 thousand rubles.

Type of shares	Quantity of shares (pieces)	Dividend per 1 share (rubles)	Total amount of dividends (rubles)
Preferred A type shares	81 983 404	2,4510	200 941 323
Ordinary shares	245 969 590	0,9186	225 947 665
TOTAL:	**327 952 994**		**426 888 988**

6.14. Credits and loans (lines 510 and 610 of the Balance sheet):

	Long-term		Short-term	
	01.01.2004	**31.12.2004**	**01.01.2004**	**31.12.2004**
Banks' credits, total:	**1 012 450**	**2 631 000**	**806 296**	**2 042 520**
Including:				
RF Savings Bank	676 861	2 631 000	535 030	1 489 904
CJSC JSIC Nizhegorodpromstroibank	-	-	7 199	-
OJSC "Vneshtorgbank"	35 589	-	63 058	36 993
CJSC "International Moscow's Bank"	300 000	-	201 009	500 623
LLC "Borskyi Commercial bank"	-	-	-	15 000
Loans	**43 542**	**44 176**	**171 776**	**293 814**
Including:				
Vnesheconombank	32 906	29 770	166 126	280 565
Department of finances of Penza oblast	10 636	14 406	5 414	12 190
Other	-	-	236	1 059
Bonds issued	**1 051 688**	**1 058 825**	**31 829**	**29 829**
Promissory note loans	-	-	**438 345**	**1 147 129**
- OJSC "Vneshtorgbank"	-	-	438 345	900 000
- OJSC "JS Commercial bank Sarovbusinessbank"	-	-	-	200 000
- Other	-	-	-	4 139
Discount on promissory note loans				42 990
TOTAL:	**2 107 680**	**3 734 001**	**1 448 246**	**3 513 292**

Short-term debt
Bank loans
Vnesheconombank

In 1995-1996 Russian Federation Ministry of Finance granted long-term financing to the Company for the purpose of buying telecommunication equipment from various foreign suppliers. Vnesheconombank acted as an agent crediting the Company in the name of the Ministry. As of December 31, 2004 the short-term part of liabilities in respect of Vnesheconombank amounts to 280 565 thousand rubles.

In 2004 the Company revaluated liabilities in respect of Vnesheconombank expressed in euro and subject to repayment in rubles. The sum of revaluation amounted to 248 173 thousand rubles and is reflected in line 130 "Non-sales expenses" – the principal debt 188 909 thousand rubles in item "Other non-sales expenses", amount of charged and revaluated fines and penalties 59 264 thousand rubles – in item "Losses of past years detected in the report year".

Explanations to essential balance-sheet items

Promissory note loans

In 2004 the Company concluded a contract with OJSC "Vneshtorgbank" on the transfer of non interest bearing notes in hand to the bank's property. As of December 31, 2004 the sum amounts to 900 000 thousand rubles. The date of payment of promissory notes is year 2005. The discount is established in the amount from 10 to 11 %.

In 2004 the Company concluded a contract with OJSC "JS Commercial bank Sarovbusinessbank" on the transfer of interesting – bearing notes in hand to the bank's property. As of December 31, 2004 the sum amounts to 200 000 thousand rubles. Te date of repayment of promissory notes is year 2005. The interest rate is established in the amount 10 %.

Credits

Savings Bank

Short- term credit indebtedness in respect of Savings bank is presented mainly by ruble credits, received in 2004. The dates of repayment are 2005. The rate of credits amounts to 12-13 % annually. As of December 31, 2004 the debt amounted to 1 489 904 thousand rubles. The security for the specified credits are fixed assets for the sum 1 203 572 thousand rubles.

International Moscow's Bank

In November 2003 the Company concluded credit agreement with "International Moscow's Bank". As of December 31, 2004 the debt amounted to 100 623 thousand rubles. The credit interest rate is 12% annually. The date of repayment is February 2005. The security for the specified credit are fixed assets in the amount of 360 664 thousand rubles.

In December 2004 the bank opened a credit line in the amount of 700 000 thousand rubles for the Company. As of December 31, 2004 the Company's debt in respect of the bank by the specified contract amounted to 400 000 thousand rubles. The date of repayment is December 2005. The interests by the contract are charged and paid at the rate 11,25% annually. The security for the specified credit are fixed assets in the amount of 805 000 thousand rubles.

LLC "Borskyi commercial bank"

In October 2004 the Company concluded a contract with LLC "Borskyi commercial bank" for credit obtaining in the amount of 15 000 thousand rubles. The date of repayment of the credit is October 2005. The Company pays interests on credit at the rate of 13% annually. The security for the specified credit are fixed assets in the amount of 16 471,8 thousand rubles.

Long-term debt

Loans

Bonds

In February 2003 the Company registered the issue of 1 000 000 paper coupon bearer bonds of the face value of 1 thousand rubles each. The bonds have 12 interest coupons. The payments by the first coupon are made on the 91-st day since the date of the Bonds placement beginning, other coupon payments are made in every 91 day. The interest rate by the first and the second coupons is defined in the amount of 4,75% per year, by the third and the fourth coupons in the amount of 16,5% per year, by the fifth –the tenth coupons – 15% per year, by the eleventh and the twelfth coupons – 13% per year. The Bonds are due to repayment on February 2006, on the 1096-th day since the date of their placement. In 2004 the Company met in full the obligation on repayment of coupon yield by the forth bond coupon -- 41 590 thousand rubles, by the fifth bond coupon -37 810 thousand rubles, by the sixth bond coupon - 37 400 thousand rubles, by the seventh bond coupon - 37 400 thousand rubles. Total size of coupon yield amounted to 154 200 thousand rubles. The size of coupon yield charged for one bond – from 4,95 to 37,81 rubles. The obligation is met in the term, stipulated by the resolution on the issue and the prospectus of the bonds.

As of February 24, 2004 the Company made irrevocable offer for the redemption of bonds at the price of 100% of the face value. The bondholders did not address the Company with the request for advance redemption. The bonds issued do not stipulate repeated offer.

Vnesheconombank

Long-tem part of the Company' debt to the bank by the long-term financing program for the purpose of buying telecommunication equipment from various foreign suppliers as of December 31, 2004 amounted to 29 770 thousand rubles.

Credits

Savings Bank

The Company's long-term debt to the Savings Bank is presented by ruble credits obtained in 2003-2004. The expiration date of contracts is 2005 - 2008. The interests under the specified contracts are charged at the rate 12-13,5% annually. As of December 31, 2004 the debt amounted to 2 631 000 thousand rubles. The security for the specified credits are fixed assets in the amount of 2 719 462 thousand rubles.

The schedule of long-term credits and loans repayment as of December 31, 2004:

In 2006	1 108 956
In 2007	383 220
In 2008	711 000
In 2009	1 480 000
After 2010	50 825
TOTAL:	**3 734 001**

The Company's expenses related to obtaining and using loans and credits are referred:

	2004	2003
- To the structure of operating expenses	564 420	283 719
- To the investment assets value	72 397	2 354
TOTAL:	**636 817**	**286 073**

6.15. Deferred tax liabilities (item 515 of the Balance-sheet)

Flow of deferred tax liabilities in 2004:

Balance as of 01.1.2004	386 185
Created in the report period for taxable temporary differences	198 350
Repaid for the increase of tax payments	(3 844)
Balance as of 31.12.2004	**580 691**

6.16. *Other long-term liabilities (item 520 of the Balance-sheet)*

	As of 01.01.2004	As of 31.12.2004
Settlements with suppliers and contractors, including:	894 314	1 407 873
- settlements of leasing payments	851 010	1 105 639
- promissory notes granted	-	259 086
- other settlements	43 304	43 148
Long-term part of the debt for taxes and dues	6 094	313
TOTAL:	**900 408**	**1 408 186**

As compared to the last year the long-term accounts payable increased by 507 778 thousand rubles which is mainly connected with the conclusion of leasing contracts and with the acquisition of Amdocs Billing Suite.

As of December 31, 2004 the Company did not restructure the accounts payable to the budget as regards the payment of taxes.

6.17. Accounts payable

Suppliers and contractors (item 621 of the Balance-sheet)

	As of 01.01.2004	As of 31.12.2004
Settlements with suppliers and contractors for the equipment for installation	469 907	688 098
Including:		
ALCATEL	69 292	11 477
ISKRATEL	47 648	16 389
SIEMENS AG	9 106	9 541
CJSC "Beto-Huawai"	23 653	48 837
ERICSSON NT	24 260	2 560
LLC "Mashpriborcom"	3 395	-
LLC "NPO ATX"	21 745	33 155
LLC "Technoserv A/S"	-	233 295
"InfoLada"	-	65 438
ALSiTEK Company	-	56 819
Telekart-2	-	14 420
CJSC "Kamnet"	-	4 879

Explanations to essential balance-sheet items

Other	270 808	191 288
Settlements under leasing	543 772	630 216
Including:		
OJSC "RTK-Leasing"	384 526	544 627
LLC "Promsvyazleasing"	150 529	85 251
Other	8 717	338
Settlements with suppliers and contractors for capital construction	248 268	465 575
Settlements with OJSC "Rostelecom"	177 553	110 817
Settlements with other communication services providers	26 285	24 159
Settlements with suppliers and contractors for materials	34 273	23 853
Settlements with suppliers and contractors for the repair services	20 497	12 529
Settlements with suppliers and contractors for public utility services	11 509	10 078
Settlements with suppliers and contractors for intangible assets	-	496 536
Other settlements	63 699	122 461
TOTAL:	**1 595 763**	**2 584 322**

Advances received (item 622 of the Balance-sheet)

	As of 01.01.2004	As of 31.12.2004
Advances received from natural persons	142 094	118 915
Advances received from budgetary organizations	29 900	41 346
Advances received from non-budgetary organizations	127 714	129 819
Advances received from communication services providers	30 283	18 150
Other received advances	9 051	32 310
TOTAL:	**339 042**	**340 540**

Settlements with budget for taxes and dues (item 625 of the Balance-sheet):

	As of 01.01.2004	As of 31.12.2004

Explanations to essential balance-sheet items

VAT settlements	154 347	176 551
Income tax settlements	64	111 533
Natural persons income tax settlements	38 761	11 270
Property tax settlements	35 090	92 691
Transport tax settlements	527	505
Land tax settlements	70	6
Unified tax on implied income settlements	118	107
Royalty settlements	-	-
Other taxes and dues	34 614	563
TOTAL:	**263 591**	**393 226**

The increase by 22 204 thousand rubles of liabilities to the budget as regards VAT is explained by the increase in tariffs for communication services since 01.10.2004, and also by the increase, as compared to the similar period of the previous year, in objects of taxation due to construction and assembly works for internal consumption. The increase by 111 469 thousand rubles of liabilities to the budget as regards income tax is due to the increase in telecommunication services tariffs since 01.10.2004 , and also to the performance in 2004 of some material transactions on realization of financial investments. The reduction by 27 491 thousand rubles of liabilities to the budget with respect to natural-persons income tax is explained by the payment of salary and transfer of the tax in December 2004. The increase by 57 601 thousand rubles of liabilities with respect to property tax is caused by the change of tax rate from 2 to 2,2 % since 01.01.2004, and also by the cancellation of privileges for telecommunication enterprises beginning from the indicated date.

In 2004 there were no Company's liabilities as regards taxes and dues repaid by non-monetary funds.

Other accounts payable (item 626 of the Balance-sheet):

	As of 01.01.2004	As of 31.12.2004
Settlements with accountable persons	292	357
Settlements with personnel under other operations	1 540	1 651
Settlements with different creditors, including:	657 071	492 978
Settlements on deposit money	1 588	1 487
Settlements on deferred taxes (VAT and sales tax)	298 866	368 776
Settlements on property and personal insurance	248	248
Settlements on claims	74	106
Settlements on investments	184 042	48
Other settlements with subsidiary and dependent companies	-	-
Settlements on operations with securities	-	-
other settlements	172 253	122 313
TOTAL:	**658 903**	**494 986**

As compared to 2003 the accounts payable decreased by 163 917 thousand rubles which is mainly connected with the decrease of the debt to various creditors for investments and with repayment of debt on

share acquisition in the joint-stock capital of OJSC "Tatincom-T".

6.18. Deferred revenues (item 640 of the Balance-sheet)

	As of 01.01.2004	As of 31.12.2004
Budgetary funds of target financing, total	7 635	3 884
Including		
- civil defense	-	-
- preparedness activity and maintenance of mobilization designation reserve	-	-
- budgetary funds in the form of money for other purposes	7 495	3 753
- budgetary funds in other forms for other purposes	140	131
Funds of target financing (excluding budgetary funds)	1 543	1
Deferred revenues, total	199 994	226 487
including		
- Free of charge receipts	118 922	125 162
- Other deferred revenues	81 072	101 325
TOTAL:	**209 172**	**230 372**

7. Explanations to essential items of profit and loss statement

7.1. Ordinary activities revenues

Proceeds from sales of products, goods, rendering of services, execution of work (less VAT, excise taxes and other mandatory payments) less VAT tax and sales tax:

	2004	2003
DLD & ILD telephone communication	6 485 900	5 576 496
Urban and rural telephone communication	7 767 836	6 272 208
Radio communication, radio broadcasting, TV, satellite communication	125 337	92 056
Wire broadcasting	390 698	332 862
Wireless radio communication	217 569	157 988
Recording communication	189 960	585 344
Revenues from new electric communication services	759 419	42 391
Revenues from communication services providers	2 222 558	1 174 752
Other communication services (core types of activity)	11 971	8 210
Revenues from other realization (non-core types of activity)	433 356	434 998
ИТОГО:	**18 604 604**	**14 677 305**

Settlements by non-monetary assets

In 2004 a part of the Company's proceeds from rendering of services, execution of work, sales of goods and products was received on the terms of contracts which stipulate meeting obligations (payment) by non-monetary assets:

	2004	2003
Total number of organizations which were involved in settlements by non-monetary assets	2 555	1 541
Proceeds from such operations - total Including:	373 066	241 627
CJSC "Konversiya – svyaz"	22 756	15 627
OJSC "SvyazinformService"	-	11 463
Committee of social protection of population, Ulyanovsk city	20 711	10 919
CJSC "Rostelegraph"	32 227	14 443
OJSC "Mobile TeleSystems"	12 231	-
CJSC "Digital telecommunications"	9 041	-
Proceeds from contracts stipulating payment by non-monetary assets – total in % to total proceeds	2,0	1,65
Proceeds from contracts with affiliated entities stipulating payment by non-monetary assets - total in % to total proceeds	0,11	0,09

Explanations to essential items of profit and loss statement

for the report year		

The cost of rendered services, executed work, sold goods was defined by the Company on standard commercial terms.

7.2. Ordinary activities expenses

Expenses for the sales of products, goods, rendering of services, work execution:

	2004	2003
Expenses for remuneration of labor	4 472 235	3 433 068
Deductions for social insurance	1 455 349	1 155 543
Fixed assets amortization	1 911 598	1 533 958
Material costs	1 018 921	780 516
Electric power	256 419	242 411
Expenses for the services of communication services providers (excluding OJSC "Rostelecom")	383 644	296 761
Expenses for OJSC "Rostelecom" services	1 905 283	1 377 380
Services of outside agencies	815 577	694 028
Taxes and dues included into the structure of ordinary activities expenses	55 275	43 836
Other expenses	989 836	930 363
including:		
Leasing payments expenses	51 154	75 857
Expenses for rental of premises	109 836	94 048
Expenses for the rent of other property	12 450	16 223
Expenses for property insurance	80 490	65 497
Payments to GosSvyazNadzor	58 252	45 399
Other	677 654	633 339
TOTAL:	**13 264 137**	**10 487 864**

7.3 Operating earnings and expenses:

The structure of operating earnings:

	2004	2003
Income from sales and other retirement of other assets	444 777	165 823
Income from sales and other retirement of fixed assets	27 280	16 010
Income from joint activity	-	-
Other operating earnings	5 691	5 371
Including:		
Compensation of expenses for public utility services	9	28

Explanations to essential items of profit and loss statement

Commission charges	11	26
Insurance indemnity	-	27
Income from realization of apartments	714	-
State due	8	-
Income from buying foreign currency	39	-
Bonded loan income	4 363	4 852
Receipt of property from fixed assets retirement	284	233
Other	263	205
TOTAL:	**477 748**	**187 204**

The structure of operating expenses:

	2004	**2003**
Expenses related to the sales and other retirement of assets	45 647	146 722
Expenses related to the sales and other retirement of fixed assets	47 925	53 670
Deductions to the reserves for doubtful debts	816 259	214 190
Deductions to the reserves for depreciation of financial investments	79	522
Expenses for taxes and dues	350 867	197 544
Expenses for the payment of services of credit institutions	47 574	34 199
Expenses related to participation in joint activity	-	-
Other operating expenses	578	13 748
Including:		
Services of bonds placement at securities market	-	11 894
Expenses for boundary survey of land plots	31	-
Expenses for preparation of technical documentation	18	-
Expenses for the purchase of foreign currency	242	362
Insurance expenses	-	146
Expenses for the registration of property objects	91	1 129
Expenses related to the participation in charter capitals of other organizations	39	-
Other	157	217
TOTAL:	**1 308 929**	**660 595**

7.4. Non-sales earnings and expenses:

The structure of non-sales earnings:

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
Explanations to essential items of profit and loss statement

	2004	2003
Fines, penalties, forfeits for breach of contract terms and conditions, receipts in reimbursement of caused damages	24 807	70 354
Past years profit discovered in the report year	86 067	37 498
Foreign exchange differences	26 629	49 631
Foreign currency exchange differences calculated between ruble accounts from movements in underlying assets or agreements priced in a foreign currency	24 147	10 795
Income from writing-off of accounts payable with expired limitation period	4 015	1 617
Funds received free of charge	15 759	14 346
The cost of property discovered on the basis of inventory check results	7 224	2 347
Other	83 872	58 069
Including:		
Restructured debt writing off	5 913	-
Receipt of accounts receivable	11 958	2 864
Compensation of privileges according to Veterans Law	-	24 001
Income by the court order	39 848	-
Restoration of penalty provisions	-	-
Receipts in reimbursement of caused damages	8 554	-
Revaluation of Vnesheconombank	5 104	-
Discounts not stipulated by the terms and conditions of contracts	2 656	-
Restoration of doubtful debts reserve	-	17 348
Penalty fees for restructuring	-	1 090
Bonded loan yield	-	133
Receipt of funds from mobilization designation reserve	-	1 558
Income from taking on charge of materials	-	2 231
Other	9 839	8 844
TOTAL:	**272 520**	**244 657**

The structure of non-sales expenses:

	2004	2003
Fines, penalties, forfeits for breach of contract terms and conditions, reimbursement of caused damages	18 637	13 722
Past years losses discovered in the report year	127 338	97 141
Foreign exchange differences	25 500	79 426
Foreign currency exchange differences calculated between ruble accounts from movements in underlying assets or agreements priced in a foreign currency	71 552	49 362
Writing-off of accounts receivable	7 114	5 818
The cost of property the shortage of which was discovered based on the results of inventory check	1	225
Expenses related to charity activity and sponsor aid, cultural events and other events of similar nature	62 562	48 857
Membership fees to associations, non-commercial partnerships	150 826	136 517
Payments to personnel not included in the structure of	465 857	323 178

Explanations to essential items of profit and loss statement

expenses for ordinary activities		
Including:		
- pecuniary aid	151 125	85 562
- lump sum payment	76 986	96 503
- payments by holidays	73 907	17 080
- other payments	160 839	124 033
Fines and penalties by taxes and dues	4 377	6 002
Expenses for preparedness activity and civil defense	26 822	17 672
Other	320 128	91 262
Among them:		
Payments to not working retired persons	6 526	1 512
Revaluation of Vnesheconombank	188 909	218
Deductions to Non-Government Pension Fund	37 128	30 565
Deductions to trade union committee	11 630	6 622
Expenses for accounts receivable recovery	8 903	410
Fees to associations	1 000	2 980
VAT	10 824	2 415
Legal and consulting expenses	4 996	520
Expenses for the agent's fee	3 748	38
Expenses for rendering medical services	4 529	7 062
Maintenance of non-production objects of fixed assets	6 332	2 973
Expenses for the registration of property	1 391	1 106
Remunerations	1 513	759
Other non-sales expenses	29 144	30 424
Social needs expenses	3 555	3 658
TOTAL:	**1 280 714**	**869 182**

7.5. Extraordinary income and expenses

The structure of extraordinary income:

	2004	**2003**
Insurance indemnity	-	
Budgetary financing due to emergency circumstances	32	1 013
The cost of material values left after writing-off of assets	-	2
Other receipts due to emergency circumstances	-	-
TOTAL:	**32**	**1 015**

The structure of extraordinary expenses:

	2004	**2003**
The cost of lost inventory items	126	7
Losses from writing-off of fixed assets	8	151
Expenses related to disaster control and recovery	101	76
TOTAL	**235**	**234**

7.6. Income tax expenses

In 2004 the Company defined the following components of income tax:

Explanations to essential items of profit and loss statement

Index name	Amount	Tax rate	Amount	Income tax component
Accounting income (with due account for extraordinary income and expenses)	**2 989 548**	**24%**	**717 491**	**Income tax contingent expense (income)**
Taxable temporary differences :	**810 439**	**24%**	**194 506**	**Deferred tax liabilities**
Including:				Including:
- differences occurred	826 460	24%	198 350	- deferred tax liabilities created
- differences repaid	16 021	24%	(3 844)	- deferred tax liabilities repaid
- differences are written off for retired objects	-	-	-	- deferred tax liabilities are written off for retired objects
Deductible temporary differences:	**1 041 092**	**24%**	**249 862**	**Deferred tax asset**
Including:				Including:
- differences occurred	1 229 267	24%	295 024	- deferred tax assets created
- differences repaid	188 175	24%	45 162	- deferred tax assets repaid
- differences are written off for retired objects	-	-	-	- deferred tax assets are written off for retired objects
Permanent taxable differences	**1 116 296**	**24%**	**267 911**	**Permanent tax liability**
Permanent deductible differences	**217 175**	**24%**	**52 122**	**Permanent tax asset**
Taxation base by tax statement	**4 211 887**	**24%**	**1 010 852**	**Current tax**
Taxation base by adjusted tax statements for 2002	**(95 464)**	**24%**	**(22 911)**	**Current tax**
Taxation base by adjusted tax statements for 2001	**49**	**35%**	**17**	**Current tax**
Taxation base by the certificate of tax inspection check for 2002-2003	**2 826**	**24%**	**678**	**Current tax**

For 2004 the Company's income tax expenses were:

Total	**(933 280)**
Including	
- income tax contingent expense	(717 491)
- permanent tax liabilities	(267 911)
- permanent tax assets	52 122

In Profit and loss statement the Company's income tax expenses for 2004 are represented as the totality of sums:

Total	**(933 280)**
Including	

Explanations to essential items of profit and loss statement

- current tax	(988 636)
- deferred tax liabilities	(194 506)
- deferred tax assets	249 862
Permanent taxable differences resulted in the adjustment of contingent income tax, total	267 911
Including:	
Permanent differences related to expenses which are rated for taxation purposes	4 332
Permanent differences related to non-recognition for expense taxation purposes	204 366
Expenses for activities transferred to payment of unified tax on implied income	10 588
Losses from the activity related to the usage of objects of servicing productions	13 736
Past years losses	20 077
Other permanent taxable differences	8 013
Permanent tax liabilities by adjusted tax statements for 2002	6 782
Permanent tax liability by adjusted tax statement for 2001	17
Permanent deductible differences resulted in the adjustment of contingent income tax, total	52 122
Including:	
Income from the types of activity shifted for the payment of unified tax on implied income	10 322
Income for which the amount of income tax was retained by a tax agent (dividends including)	10 463
Past years profit	20 528
Other permanent deductible differences	2 141
Permanent tax assets by adjusted tax statements for 2002	8 668
Temporary taxable differences resulted in the adjustment of contingent income tax, total Including:	194 506
As a result of applying different methods of depreciation calculation for bookkeeping and tax accounting purposes	109 918
Interest on credits and other expenses which in the bookkeeping are included into the cost of fixed assets at their acquisition, and in the tax accounting - into expenses	20 439
The cost of expenses referred to deferred expenses in the bookkeeping, and in the tax accounting – at a time	12 547
The amount of leasing payments accepted for the taxation purposes	32 916
The repayment of temporary taxable difference at the retirement of fixed assets which are not completely depreciated, and other repayment	(1 971)
Adjustment of deferred tax liability by adjusted tax statements for 2002	20 657
Temporary deductible differences resulted in the adjustment of contingent income tax, total Including:	249 862
Expenses for the establishment of deferred expenses reserve	41 203
Difference by doubtful debts reserve	164 011
Other temporary deductible differences	45 017

Adjustment of deferred tax liability by adjusted tax statements for 2002	(369)

7.7. Net profit of the report period

In 2004 the index "Net profit (loss) of the report period" is defined as per the data of the bookkeeping based on the fact that income tax expenses deducted from the amount of profit before taxation are defined as the sum of contingent expense for income tax adjusted by the amount of permanent tax liabilities and assets.

In Profit and loss statement for 2004 the index "Net profit (loss) of the report period" is calculated on the basis of the fact that the income tax expense subject to deduction from the amount of income before taxation is formed as the totality of sums reflected in items "Deferred tax assets", "Deferred tax liabilities" and "Current income tax".

7.8. Earnings per share

Basic earnings per share reflect a part of income of the report year due to the stockholders – owners of ordinary shares. It is calculated as the ratio of basic earnings for the report year to the average weighted quantity of ordinary shares in circulation during the report year.

Basic earnings for the report year is equal to the net profit (item 190 of Profit and loss statement) less the dividends on preferred shares for 2004 in the size proposed by the Board of directors, but not approved as of the date of signing the accounting statement for 2004.

During calculation of the average weighted quantity of ordinary shares in circulation during the report year, the Company's shares acquired from the stockholders were deducted.

	2004	2003
Basic earnings for the report year, thousand rubles	1 850 641	1 808 494
Average weighted quantity of ordinary shares in circulation during the report year, thousand shares	245 969 590	245 969 590
Basic earnings per share, in rubles	7,5239	7,3525

In 2004 the Company did not issue ordinary shares additionally. The Company also did not have securities the issue terms and conditions of which stipulated their conversion into additional quantity of ordinary shares, and there was no event related to the increase of ordinary shares quantity. That is why the Company does not make up calculations of diluted earnings per share.

8. Affiliated entities

In the explanatory memorandum the Company discloses the most essential information on affiliated entities.

Parent Company

The Company is controlled by OJSC "Svyazinvest" which owns 51% of the Company's ordinary shares. The remaining 49% of ordinary shares are placed among a large number of stockholders.

Sales of products, services to affiliated entities

In the report year the Company rendered services, sold products to the following affiliated entities:

Affiliated entity name	The nature of relations	Types of sales	The method of price determination of the operations	2004	2003
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Communication services, rent	Standard commercial terms and conditions	192 031,6	110 772,6
JS Commercial Bank "C-Bank"	Significant influence	Communication services, rent, sanatorium services, food service	Standard commercial terms and conditions	360,2	399,5
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	Standard commercial terms and conditions	4 405,8	2 035,3
CJSC "Transsvyaz"	Significant influence	Communication services	Standard commercial terms and conditions	3 396,4	3 081,0
CJSC "Nizhegorodteleservice"	Significant influence	Communication services, rent	Standard commercial terms and conditions	931,0	770,1
LLC "Radio-Resonance"	Controlled by the Company	Communication services	Standard commercial terms and conditions	176,9	135,3
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Communication services	Standard commercial terms and conditions	79,3	8,6
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Communication services, rent, services of collection of payments of subscribers, sanatorium services	Standard commercial terms and conditions	11 812,6	28 760,6

Affiliated entities

LLC "Izhcom"	Controlled by the Company	Communication services, rent, services of collection of payments of subscribers, design services, sanatorium services, food services, transport services	Standard commercial terms and conditions	7 572,1	15 341,9
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Communication services, rent, design services	Standard commercial terms and conditions	5 864,3	11 254,3
CJSC "Digital telecommunications"	Controlled by the Company	Communication services, rent, transport services	Standard commercial terms and conditions	30 795,0	21 535,9
CJSC "Chuvashiya Mobile"	Significant influence	Communication services, rent	Standard commercial terms and conditions	4 168,2	2 680,7
CJSC "Chery Page"	Controlled by the Company	Communication services, rent	Standard commercial terms and conditions	367,9	439,5
CJSC "Sotel NN"	Significant influence	Communication services, rent, transport repair services	Standard commercial terms and conditions	6 178,1	3 454,8
CJSC "Saratov Mobile"	Controlled by the Company	Communication services	Standard commercial terms and conditions	11 718,1	7 880,9
CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	Standard commercial terms and conditions	19 362,6	17 673,4
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Rent, sales of fixed assets	Standard commercial terms and conditions	23 316,2	3 045,8
LLC "Vyatka – Page"	Controlled by the Company	Rent, sales of goods	Standard commercial terms and conditions	10 718,9	5 831,3
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	Standard commercial terms and conditions	25 809,7	34 182,6
CJSC "Penza Mobile"	Significant influence	Communication services	Standard commercial terms and conditions	2 100,4	852,3
Private security Company "ROS"	Controlled by the Company	Security services	Standard commercial terms and conditions	4,4	5,1
CJSC "Samara Telecom"	Significant influence	Communication services,	Standard commercial terms	33 374,6	27 255,0

Affiliated entities

		rent	and conditions		
OJSC "OMRIX"	Significant influence	Communication services	Standard commercial terms and conditions	919,8	903,0
CJSC "Pulse Radio"	Significant influence	Communication services	Standard commercial terms and conditions	17,5	416,0
CJSC "Pulse-Radio Yoshkar-Ola"	Significant influence	Communication services	Standard commercial terms and conditions	197,6	-
OJSC "Telesot"	Significant influence	Communication services	Standard commercial terms and conditions	2 074,3	1 851,0
LLC "Agricultural company "Reanta"	Significant influence	Communication services	Standard commercial terms and conditions	1,9	4,0
OJSC "Rostelecom"	Subsidiary company of OJSC "Svyazinvest"	Domestic and international long-distance communication services	Standard commercial terms and conditions	790 363,1	192 091,4
CJSC "Ulyanovsk GSM"	Significant influence	Cellular communication services	Standard commercial terms and conditions	19 239,1	1 953,0
OJSC "North-West Telecom"	Related parties	Communication services	Standard commercial terms and conditions	8,8	-
OJSC "Sibirtelecom"	Related parties	Communication services	Standard commercial terms and conditions	10,9	-
OJSC "Uralsvyazinform"	Related parties	Communication services	Standard commercial terms and conditions	107,3	-
Non-government pension fund "Doveriye"	Significant influence	Pension payments	Standard commercial terms and conditions	12,6	-
CJSC "Rostelegraph"	Subsidiary company of OJSC "Svyazinvest"	Communication services	Standard commercial terms and conditions	51 470,3	-
CJSC "RusLeasingSvyaz"	Subsidiary company of OJSC "Svyazinvest"	Dividends	Standard commercial terms and conditions	50,6	-
CJSC research and development center "Komset"	Subsidiary company of OJSC "Svyazinvest"	Dividends	Standard commercial terms and conditions	41,0	-
OJSC "National payphone network"	Interconnected parties	Communication services	Standard commercial terms and conditions	1 757,0	-

Affiliated entities

OJSC "RTCom.RU"	Interconnected parties	Traffic transit	Standard commercial terms and conditions	4 206,0	-
CJSC "Registrator-Svyaz"	Interconnected parties		Standard commercial terms and conditions	147,0	-
OJSC "Giprosvyaz"	Interconnected parties	R&D	Standard commercial terms and conditions	366,0	-
TOTAL				**1 265 535,1**	**494 614,9**

Purchases from affiliated entities

In the report year the following affiliated entities rendered services to the Company:

Affiliated entity name	The nature of relations	Types of purchases	The method of price determination of the operations	2004	2003
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Cellular communication services	Standard commercial terms and conditions	9 216,9	8 925,0
CJSC "Transsvyaz"	Significant influence	Construction and installation works	Standard commercial terms and conditions	1 265,3	5 889,0
CJSC "Nizhegorodteleservice"	Significant influence	Traffic over the network	Standard commercial terms and conditions	10,6	25,0
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Delivery of goods, equipment, communication services	Standard commercial terms and conditions	481,1	560,4
CJSC "Saratov Mobile"	Controlled by the Company	Delivery of goods	Standard commercial terms and conditions	58,2	3,5
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Cellular communication services, non-core types of activity	Standard commercial terms and conditions	10 294,3	9 638,7
CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	Standard commercial terms and conditions	27,1	761,4
LLC "Izhcom"	Controlled by the Company	Communication services, purchase of tangible assets	Standard commercial terms and conditions	2 049,5	964,0
JS Commercial Bank "C-Bank"	Significant influence	Other services, rent	Standard commercial terms and conditions	736,6	2 815,0
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Communication services, purchase of goods,	Standard commercial terms and conditions	364,8	1 910,0

Affiliated entities

		materials, fixed assets			
CJSC "Digital telecommunications"	Controlled by the Company	Communication services, purchase of goods	Standard commercial terms and conditions	1 144,5	1 945,2
CJSC "Chery Page"	Controlled by the Company	Purchase of goods, communication services	Standard commercial terms and conditions	114,2	148,2
CJSC Nizhegorodskyi radio telephone"	Significant influence	Communication services	Standard commercial terms and conditions	5,8	29,0
CJSC "Sotel"	Significant influence	Communication services	Standard commercial terms and conditions	223,0	565,0
LLC "Vyatka-Page"	Controlled by the Company	Purchase of goods	Standard commercial terms and conditions	21 859,8	1 612,4
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	Standard commercial terms and conditions	796,8	496,8
OJSC "Telesot"	Significant influence	Communication services	Standard commercial terms and conditions	-	597,9
CJSC "Penza Mobile"	Significant influence	Communication services	Standard commercial terms and conditions	47,2	94,0
Private security Company "ROS"	Controlled by the Company	Security services	Standard commercial terms and conditions	-	1 937,0
CJSC "Chuvashiya Mobile"	Significant influence	Communication services, purchase of goods	Standard commercial terms and conditions	326,1	283,7
CJSC "Samara Telecom"	Significant influence	Communication services, rent	Standard commercial terms and conditions	6 473,8	682,8
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Communication services (roaming)	Standard commercial terms and conditions	1,1	5,6
CJSC "Ulyanovsk GSM"	Controlled by the Company	Cellular communication services	Standard commercial terms and conditions	922,6	-
CJSC "Pulse-Radio Yoshkar-Ola"	Significant influence	Communication services	Standard commercial terms and conditions	47,8	-
CJSC "Pulse Radio"	Significant influence	Communication services	Standard commercial terms and conditions	58,3	-
OJSC "Rostelecom"	Subsidiary company of OJSC "Svyazinvest"	Domestic and international long distance communication services	Standard commercial terms and conditions	1 905 283	1 377 380
CJSC "RusLeasingSvyaz"	Associated company of	Leasing contract	Standard commercial terms	754,4	-

Affiliated entities

	OJSC "Svyazinvest"		and conditions		
OJSC "Svyazinvest"	Controls the Company	Paid dividends	According to the resolution of stockholders' meeting	108 513,5	88 066,0
LLC "Radio-Resonance"	Controlled by the Company	Communication services	Standard commercial terms and conditions	4,6	-
OJSC "North-West Telecom"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	13,4	-
OJSC "Sibirtelecom"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	1,3	-
OJSC "Uralsvyazinform"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	10,1	-
OJSC "CenterTelecom"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	32,4	-
OJSC "Southern Telecom Company"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	7,7	-
CJSC "Rostelegraph"	Subsidiary company of OJSC "Svyazinvest"	Communication services	Standard commercial terms and conditions	48 829,6	-
CJSC Research and development center "Comset"	Subsidiary company of OJSC "Svyazinvest"	Other services	Standard commercial terms and conditions	72,0	-
OJSC JS Commercial Bank "Svyaz – bank"	Significant influence	Bank services	Standard commercial terms and conditions	1,2	-
Non-commercial partnership " Center of research of telecommunications development problems"	Interdependent company	Contract of agency	Standard commercial terms and conditions	150 110,0	135 804,0
OJSC "National payphone network"	Interdependent company	Communication services	Standard commercial terms and conditions	6 988,0	-
OJSC "RTCom.RU"	Interdependent company	Traffic transit services	Standard commercial terms and conditions	147 619,0	43 855,0
Non-government pension fund "Telecom- Soyuz"	Interdependent company	Pension plans	Standard commercial terms and conditions	58 952,0	-
CJSC "Registrator-Svyaz"	Interdependent company	Keeping shareholder register	Standard commercial terms and conditions	2 550,0	-

OJSC "Giprosvyaz"	Interdependent company	R&D	Standard commercial terms and conditions	2 757,0	-
Non-government pension fund "Doveriye"	Interdependent company	Pension plans	Standard commercial terms and conditions	1 461,0	
TOTAL:				**2 490 393,2**	**1 684 994,6**

Status of settlements with affiliated entities

As of December 31, 2004 the backlog of affiliated entities to the Company and the backlog of the Company to the affiliated entities are:

Name	The nature of relations	Type of the backlog	2004	2003
Accounts receivable				
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Communication services	581,1	488,9
~~CJSC "Nizhny Novgorod cellular communication"~~	~~Controlled by the Company~~	~~Cellular communication services~~	~~17 274,2~~	~~19 577,9~~
CJSC "Transsvyaz"	Controlled by the Company	Communication services, other services	561,2	774,0
CJSC "Nizhegorodteleservice"	Significant influence	Communication services, other services	23,5	22,9
CJSC "Saratov Mobile"	Controlled by the Company	Communication services	365,4	713,5
CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	3 381,4	1 786,5
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Services of collection of subscribers' payments, sales of fixed assets	3 952,5	1 011,1
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	36 392,8	42 771,6
CJSC "Penza Mobile"	Controlled by the Company	Communication services	125,3	6,9
CJSC "Samara Telecom"	Significant influence	Communication services	7 005,2	1 217,6
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Communication services, rent, repair services, long-term loans	7 779,3	2 271,3
LLC "Izhcom"	Controlled by the Company	Communication services, other services	2 162,5	2 293,1
JS Commercial Bank "C-Bank"	Significant influence	Communication services, repair services, long-term loans	0,5	916,1
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Other services, communication services	792,4	1 212,5

Affiliated entities

CJSC "Digital telecommunications"	Controlled by the Company	Communication services, rent, transport services	256,4	290,4
CJSC "Chuvashiya Mobile"	Significant influence	Communication services, rent, transport services	1 549,3	55,4
CJSC "Chery Page"	Controlled by the Company	Communication services, rent, transport services	153,2	40,5
LLC "Radio Resonance"	Controlled by the Company	Communication services	127,0	171,8
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	4 507,2	730,9
CJSC "Sotel NN"	Significant influence	Communication services, rent, auto transport repair services	5 438,1	787,1
LLC "Vyatka – Page"	Controlled by the Company	Rent, sales of goods	858,7	822,9
OJSC "OMRIX"	Significant influence	Communication services	9,6	41,0
OJSC "Telesot"	Significant influence	Communication services	-	4,0
CJSC "Pulse Radio"	Significant influence	Communication services	85,1	-
LLC "Agricultural company "Reanta"	Significant influence	Communication services	0,8	-
OJSC "Rostelecom"	Subsidiary company of OJSC "Svyazinvest"	Domestic and international long-distance communication services	34,3	64 571,1
CJSC "RusLeasingSvyaz"	Associated company of OJSC "Svyazinvest"	Leasing contract	1 485	-
OJSC "Svyazinvest"	Controls the Company	Contract of agency	1241,7	1 241,7
CJSC "Rostelegraph"	Subsidiary company of OJSC "Svyazinvest"	Communication services	2 952,6	-
OJSC "Sibirtelecom"	Related parties	Communication services	6,6	-
OJSC "Uralsvyazinform"	Related parties	Communication services	4,3	-
CJSC "Ulyanovsk GSM"	Controlled by the Company	Cellular communication services	197,3	-
OJSC JS Commercial Bank "Svyaz-Bank"	Significant influence	Bank services	39 739,2	-
Non-commercial partnership " Center of research of telecommunications development problems"	Interconnected parties	Contract of agency	44 375,0	-

Affiliated entities

OJSC "National payphone network"	Interconnected parties	Communication services	387,0	-
OJSC "RTCom.RU"	Interconnected parties	Traffic transit services	88,0	-
CJSC "Registrator-Svyaz"	Interconnected parties	Keeping shareholder register	192,0	-
OJSC "Giprosvyaz"	Interconnected parties	R&D	374,0	-
TOTAL:			**184 459,7**	**143 820,7**

Affiliated entities

Accounts payable				
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Repair services, other services	4 509,7	4 107
LLC "Izhcom"	Controlled by the Company	Communication services, other services	200,0	1 513,2
JS Commercial Bank "C-Bank"	Significant influence	Other settlements	-	8 619,8
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Other services, communication services	12,3	52,3
CJSC "Digital telecommunications"	Controlled by the Company	Communication services, information services, transport services	219,2	400,2
CJSC "Chery - Page"	Controlled by the Company	Communication services	-	10,6
CJSC "Saratov Mobile"	Controlled by the Company	Payments collection services	10,4	410,1
CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	4,5	159,4
LLC "Vyatka Page"	Controlled by the Company	Communication services, repair services, other services	1 894,1	1 170,2
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	112,5	226,0
CJSC "Penza Mobile"	Controlled by the Company	Communication services	4,6	2,2
Private security company "ROS"	Controlled by the Company	Security services	-	30,1
CJSC "Samara Telecom"	Significant influence	Communication services	833,7	26,8
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Cellular communication services	796,0	822,9
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	0,8	9,5
CJSC "Sotel NN"	Significant influence	Other services	14,0	20,1
OJSC "Telesot"	Significant influence	Communication services	21,0	61,0
CJSC "Pulse Radio"	Significant influence	Communication services	-	11,0
OJSC "Rostelecom"	Subsidiary company of OJSC "Svyazinvest"	Domestic and international long-distance communication services	110 817,0	177 553
CJSC "RusLeasingSvyaz"	Associated company of OJSC "Svyazinvest"	Leasing contract	1 921	1 655,6

Affiliated entities

CJSC "Transsvyaz"	Significant influence	Construction and installation works	101,2	-
CJSC "Chuvashiya Mobile"	Significant influence	Communication services, rent, transport services	994,6	-
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Services of collection of subscribers' payments, sales of fixed assets	559,7	-
CJSC "Ulyanovsk GSM"	Controlled by the Company	Cellular communication services	18,1	-
OJSC "CenterTelecom"	Related parties	Communication services	350,3	-
CJSC "Pulse-Radio Yoshkar-Ola"	Significant influence	Communication services	16,8	-
CJSC "Rostelegraph"	Subsidiary company of OJSC "Svyazinvest"	Communication services	1 847,7	-
OJSC "National payphone network"	Interconnected parties	Communication services	384,0	-
OJSC "RTCom.RU"	Interconnected parties	Traffic transit services	2 986,0	4 133,0
Non-government pension fund "Telecom-Soyuz"	Interconnected parties	Pension plans	5 600,0	-
OJSC "Giprosvyaz"	Interconnected parties	R&D	377,0	-
Non-government pension fund "Doveriye"	Significant influence	Pension plans	192,0	-
TOTAL			**134 798,2**	**200 994,0**

Loans granted to the Company by affiliated entities:

	2004	2003
The backlog as of January 1of the report year	-	50 114
Loans received	-	-
Repaid in the report year	-	(50 114)
The backlog as of December 31of the report year	-	-

During 2004 the Company did not obtain loans from affiliated entities.

Loans granted by the Company to affiliated entities:

	2004	2003
The backlog as of January 1of the report year	7 624	1 700
Loans granted		5 924
Repaid in the report year	(1 699)	-
The backlog as of December 31of the report year	5 925	7 624

The Company granted the loan to CJSC "Orenburg GSM" in the amount of 3 000 thousand rubles without interest.

The loan in the amount of 2 924,5 thousand rubles was granted to CJSC "Nizhegorodskyi radio telephone" at 13% annual. The sum of income in the form of interest charged by the Company under the loan granted to CJSC "Nizhegorodskyi radio telephone" amounted in 2004 to 380,2 thousand rubles (in 2003 - 1,04 thousand rubles).

Remunerations to the Board of directors

In 2004 the Company paid remunerations (premiums, benefits, fringe benefits) to the members of the Board of directors and of the Management board of the Company in the total amount of 64 090,4 thousand rubles (in 2003 – 27 107,2 thousand rubles). The list of the members of the Board of directors and the Management board of the Company is provided in the section "General data" of the present explanatory memorandum.

9. Government aid

During 2004 the Company was allocated the following funds as the government aid:

Description of government aid type	Amount
Funds for financing capital outlays	6 000
Funds for financing current expenses	1
Budgetary credits	15 960
Other forms of government aid	-
TOTAL:	**21 961**

As of 31.12.2004 there are no non-performed obligations to the budget.

10. Non-government pension insurance

In 1998, 2000 the Company concluded contracts with non-government pension funds "Doveriye", "Telecom – Soyuz", "Region-Svyaz". Under these contracts the Company is obliged to pay monthly installments in the amount of 3 626 thousand rubles.

Total amounts of installments for non-government pension insurance paid by the Company in 2004 were 99 296 thousand rubles (in 2003 - 74 153 thousand rubles).

For 2005 centralized contract was concluded with non-government pension fund "Telecom- Soyuz". The amount of installments is established in the amount of 260 000 thousand rubles.

11. Discontinuing operation

In 2004 there was no discontinuing operation.

12. Contingent liabilities

The conditions of the Company's activity

Although Russian economy is considered to be market economy, it continues to demonstrate certain peculiarities which are more proper to the economics of transition. Among such characteristics of transition period are relatively high inflation rates, existence of currency control, which prevents national currency from becoming liquid means of payment beyond RF limits, and other particularities. Russian economy steadiness depends in many ways on Government politics and actions focused on reformation of administrative and legal systems, and also of economics.

Taxation

Russian tax, currency and customs legislation admits different interpretations and is subject to frequent modifications. The recent developments in Russian Federation show that taxation bodies can hold more tough position at tax legislation interpretation. As a consequence, taxation bodies may make claims by the transactions and accounting methods, by which they have not made claims earlier. As a result, additional taxes, penalties and fines may be charged. Taxation inspections may cover three calendar years, immediately preceding the year of the check. Under certain conditions earlier periods may be inspected.

In the management opinion as of December 31 2004, the appropriate legislation provisions are correctly interpreted by it, and the probability of keeping the Company's situation in terms of meeting the requirements of tax, currency and customs legislation is high. At the same time there is rather high probability, that in respect of certain issues of legislation requirements interpretation and charging appropriate tax liabilities, the Company's management has occupied a position which may be later considered by government fiscal bodies as not having sufficient grounds. The Company intends to protect its position in the specified issues.
The accounting as of December 31, 2004 does not contain corrections, which may appear to be necessary due to this indefiniteness and the position the Company holds.

Issued guarantees and suretyship

The Company acted as a guarantor for third parties for the total amount of 1 393 526 thousand rubles (in 2003 – 1 237 455 thousand rubles). The Company does not expect any essential liabilities to appear in connection with these guarantees.

In 2002 the Company concluded the contract of guarantee under the transactions between RTK "Leasing" and JS commercial Savings Bank of Russian Federation № 387-02 of October 23, 2002 for the amount of 815 000 thousand rubles. As of 31.12.2004 due to the repayment of a part of the credits the amount of suretyship was 437 925,8 thousand rubles.

Discontinuing operation. Contingent liabilities

In 2003 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and JS commercial Savings Bank of Russian Federation № П-9177 of September 09, 2003 for the amount of 790 681 thousand rubles.

As of 31.12.2004 due to the repayment of a part of the credits the amount of suretyship is 544 993,6 thousand rubles.

In 2004 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and JS commercial Savings Bank of Russian Federation № П-9235 of October 12, 2002 for the amount of 325 648 thousand rubles.

The Company is not expecting the occurrence of any significant liabilities in relation to these guarantees.

As of 31.12.2004 no claims were laid to OJSC "VolgaTelecom".

Existing and potential suits against the Company

The Company is a defendant in a number of arbitration proceedings. However, as per the opinion of the Company's directorate, the results of these proceedings will not essentially affect the Company's financial standing. The total sum of potential claims is estimated by the Company's management in the amount of 30 440 thousand rubles.

Description of contingent liability	Expected date of performance	The amount of liability under a suit, contract, agreements (thousand rubles)	Probability of contingent liability performance, %	The amount of contingent liability
CJSC Non-government pension fund "Joint production venture - Rossyiskyi capital" – bringing jointly to subsidiary responsibility and recovery of money by the complainant's debts	April 2005	10 000	50%	5 000
CJSC Non-government pension fund "Joint production venture - Rossyiskyi capital" – untimely payments to the charter capital	April 2005	4 111	20%	822
LLC "Trade company Pilot" – for illegal cable laying	March 2005	14 449	30%	4 335
OJSC "Oblcommunenergo"- unjust enrichment (joint hanging)	June 2005	512	30%	154

CJSC Non-government pension fund "Joint production venture Rossyiskyi capital" – untimely payments to the charter capital	April 2005	4 111	20%	822
LLC "Trade company Pilot' – for illegal cable laying	March 2005	14 449	30%	4 335
OJSC "Oblcommunenergo"- unjust enrichment (joint hanging)	June 2005	512	30%	154
Causing moral damage as a result of industrial accident	May 2005	500	100%	500
Ministry of culture of the Republic of Udmurtiya – causing damage to cultural heritage when laying the cable	March 2005	868	100%	868
Federal Antimonopoly Service authority for Samara oblast - violation of antimonopoly legislation	May 2005	7 400	100%	7 400

13. Events after the report date

Dividends

The size of annual dividend due to one share will be approved by the general meeting of stockholders of the Company in June 2005. The Company' Board of directors made the decision to propose to the general meeting of stockholders to approve the dividend for 2004 in the size of 1,3779 ruble per one ordinary share and 2,5082 rubles per one preferred share (in 2003 – correspondingly 0,9186 ruble and 2,4510 rubles), which will make 544 549 thousand rubles (in 2003 - 426 889 thousand rubles). Upon the approval the annual dividends due to payment to the stockholders will be reflected in the statement for 2005.

Acquisition and sale of shares

In accordance with the resolution of the Board of directors of December 22, 2004 on March, 9 2005 the Company acquired 8 248 ordinary shares (100%) of CJSC "RTCOM" for 10 000 thousand rubles. The shares were acquired for the purpose of rendering by OJSC "VolgaTelecom" of cellular communication cervices on the territory of the Republic of Mordoviya and the creation of unified roaming space on the territory of the Volga region and also to follow the Company's strategy of mobile business development.

In December 2004 the Company and Kolobov Vasilyi Alexandrovich concluded purchase and sale contract of OJSC "Europe plus Ural" shares belonging to the Company. The transition of the right of property for the specified shares occurred in February 2005. The cost of retired shares amounts to 5,63 thousand rubles. The income from the sale amounted to 5,96 thousand rubles.

In February 2005 the Company and LLC "ILGO" concluded purchase and sale contract of share participation in the LLC "Radio-Resonance" charter capital belonging to the Company. The face value of the retired share amounts to 4 284 thousand rubles. The price of the share in the charter capital is defined by the contract conditions in the amount of 807,1 thousand rubles.

In March 2005 the Company and Lebedeva Maryia Leonidovna concluded a contract of purchase and sale of CJSC "Samarasvyazinform" shares belonging to the Company. The cost of retired shares amounted to 0,1 thousand rubles, the Company's additional expenses for the sale of shares amounted to 70 thousand rubles. The income from the sale amounted to 21 773 thousand rubles.

In March 2005 the Company sold OJSC "Telesot" shares belonging to it. The cost of retired shares amounted to 1 014,1 thousand rubles. The income from the sale amounted to 14 403,7 thousand rubles.

In March 2005 the Company acquired 1 950 ordinary registered paperless shares of OJSC "Informational technologies of telecommunications" of the first issue with face value of 10 rubles per share. The cost of the acquired shares amounted to 19, 5 thousand rubles.

Credits and loans

In January 2005 the Company concluded the contract for credit obtaining from Volgo-Vyatskyi bank of RF Savings Bank in the amount of 89 900 thousand rubles. The repayment date is 27.01.2009. The Company pays the interest to the bank for the credit use at the rate of 13% per year. The security for the specified credit is fixed assets worth of 92 823 thousand rubles.

In March 2005 the Company concluded the contract for credit obtaining from Volgo-Vyatskyi bank of RF Savings Bank in the amount of 868 150 thousand rubles. The repayment date is 01.03.2009 The Company pays the interest to the bank for the credit use at the rate of 13% per year. The security for the specified credit is fixed assets worth of 896 369 thousand rubles.

OJSC "Rostelecom"

In 2005 within the framework of realization of the Government's measures on telecommunication industry reorganization (long-haul telecommunication market liberalization) the Company at rendering domestic and international long-distance communication services to the users will move to a new pattern of interaction with OJSC "Rostelecom", the relations with which will be regulated by the contract of assistance in domestic and international long-distance communication services rendering and the contract of affiliation of electric communication networks.

According to the contract of assistance the Company will provide users with the access to the telecommunication services rendered by OJSC "Rostelecom", the access will be provided for value received and in respect of domestic and international long-distance communication; by the contract the Company will also keep record and ratification of services rendered, make out invoices to users and receive payments from them, and do work on claims connected with accounts receivable recovery. The Company's income by the contact of assistance will be formed in the amount of the remuneration paid to it by OJSC "Rostelecom".

According to the contract of affiliation of electric communication networks the Company will provide OJSC "Rostelecom" with the services of traffic transit (call initialization and termination, traffic transit on /from affiliated operators' network).

As a result of modification of interaction pattern, by the Company's estimation, the decrease in the amount of its income and expenses is expected to occur in equal amounts, and hence the profit is expected to remain at the same level.

Uniform social tax

Federal law dated of July 20, 2004 N 70-ФЗ introduced modifications into chapter 24 of Russian Federation Tax code, which stipulate the decrease in the rate of uniform social tax beginning from January 1, 2005.

The decrease in the rate of uniform social tax from 35,6% to 26% will result in the reduction of tax payment amounts of the uniform social tax, the reduction of expenses for ordinary activities and the increase in the Company's net profit.

The Company's management cannot assess with adequate degree of reliability the impact of the change of uniform social tax rate since January 1, 2005 on net profit of year 2005.

Chief executive officer V.F.Lyulin

Chief accountant N.I.Popkov

Supplement to item 7.2. The issuer's quarterly accounting statement for the last accomplished report quarter.

ACCOUNTING BALANCE-SHEET

	CODES
Form № 01 by OKUD	0710001

As of March 31, 2005		Date (year, month, day)	2005.03.31
Organization	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	**5260901817**
Activity type	**Communication**	By OKVED	**64.20**
Organizational-legal form/ownership form	**Open Joint Stock Company /private**	By OKOPF/OKFS	**47 / 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**
Address:	**603000, Nizhny Novgorod city, M.Gorky sq., Post House**		
		Date of approval	
		Date of dispatch (receipt)	28.04.2005

ASSETS	Explanations	Index code	Line code	As of the report period beginning	As of the report period end
1	1a	2	2a	3	4
I. NON-CIRCULATING ASSETS					
Intangible assets		110	110	32	26
Fixed assets		120	120	19 786 083	19 425 329
Capital investments		130	130	1 204 444	1 414 313
Income-bearing placements into material valuables		135	135	1 177	1 175
Long-term financial investments		140	**140**	1 251 842	1 261 935
Including: Investments into subsidiary companies			141	1 219 442	1 229 542
Investments into dependent companies			142	21 860	21 859
Investments into other organizations			143	8 651	8 645
Other long-term financial investments			144	1 889	1 889
Deferred tax assets		145	145	301 197	299 543

Other non-circulating assets		150	150	1 687 359	2 140 070
Total for section I		190	**190**	24 232 134	24 542 391

ASSETS	Explanations	Index code	Line code	As of the report period beginning	As of the report period end
1	1a	2	2a	3	4
II.CURRENT ASSETS Inventory		210	**210**	854 899	777 579
Including: raw materials, materials and other similar values		211	211	688 631	620 967
WIP expenses (distribution costs))		213	213	81	514
Finished products and goods for resale		214	214	36 326	37 381
Goods shipped		215	215	24	-
Deferred expenses		216	216	129 833	118 713
Other inventory and expenses		217	217	4	4
VAT on acquired values		220	220	1 266 225	904 572
Accounts receivable (payments are expected in over 12 months after the report date)		230	**230**	28 497	25 202
Including: Buyers and customers		231	231	3 308	3 205
Advances made			232	3 313	1 976
Other debtors			233	21 876	20 021
Accounts receivable (payments are expected within 12 months after the report date)		240	**240**	1 474 566	1 816 905
Including: Buyers and customers		241	241	1 154 435	1 390 188
Advances made			242	147 338	217 382

Other debtors			243	172 793	209 335
Short-term financial investments		250	250	7 761	15 760
Money funds		260	260	344 723	204 119
Other current assets		270	270	707	860
Total for section II		290	**290**	3 977 378	3 744 997
BALANCE (sum of lines 190+290)		300	**300**	28 209 512	28 287 388

LIABILITIES	**Explanations**	**Index code**	**Line code**	**As of the report period beginning**	**As of the report period end**
1	**1a**	**2**	**2a**	**3**	**4**
III. CAPITAL AND RESERVES					
Charter capital		410	410	1 639 765	1 639 765
Additional capital		420	420	3 980 430	3 954 011
Reserve capital		430	430	81 988	81 988
Own shares redeemed from stockholders		411	440	-	-
Undistributed profit (uncovered loss) of past years		470	460	8 890 265	8 915 908
Undistributed profit (uncovered loss) of the report year		470	470	-	608 808
Total for section III		490	**490**	14 592 448	15 200 480
IV. LONG-TERM LIABILITIES					
Credit and loans		510	**510**	3 734 001	3 522 577
Including:					
Credits			511	2 631 000	3 433 022
Loans			512	1 103 001	89 555
Deferred tax liabilities		515	515	580 691	608 947
Other long-term liabilities		520	520	1 408 186	1 139 095
Total for section IV		590	**590**	5 722 878	5 270 619
V. SHORT-TERM LIABILITIES					
Credits and loans		610	**610**	3 513 292	3 711 690
Including:					
Credits			611	2 042 520	1 548 567
Loans			612	1 470 772	2 163 123
Accounts payable,		620	**620**	3 921 305	3 610 921

Including: Suppliers and contractors		621	621	2 584 322	2 238 855
Advance received		625	622	340 540	289 507
Backlog to the Company's personnel		622	623	65 279	256 556
Backlog to government extra-budgetary funds		623	624	42 952	97 100
Taxes and dues payable		624	625	393 226	200 366
Other creditors		625	626	494 986	528 537
Backlog to participants (founders) as regards income payment		630	630	29 411	27 788
Deferred revenues		640	640	230 372	222 460
Reserves of costs to be incurred		650	650	199 806	243 430
Other short-term liabilities		660	660	-	-
Total for section V		690	**690**	7 894 186	7 816 289
BALANCE (sum of lines 490+590+690)		700	**700**	28 209 512	28 287 388

Reference on available values represented at off balance sheet accounts.

Item description	**Explanations**	**Index code**	**Line code**	**As of the report period beginning**	**As of the report period end**
1	**1a**	**2**	**2a**	**3**	**4**
Rented fixed assets		910	901	301 591	422 348
Including under leasing		911	911	176 550	162 361
Inventory items accepted for safe custody		920	902	60 910	6 959
Goods accepted for commission		930	903	3 945	2 840
Receivables written-off as a loss of insolvent debtors		940	904	179 330	184 850
Received guarantees of liabilities and payments		950	905	3 976	4 224
Issued guarantees of liabilities and payments		960	906	8 116 121	8 146 843
Housing fund amortization		970	907	21 065	20 468

Depreciation of land development facilities and other similar objects		980	908	2 565	2 579
Communication services payment means			909	62 332	155 143

Reference on net assets cost

Item description	Explanations	Index code	Line code	As of the report period beginning	As of the report period end
1	1a	2	2a	3	4
Net assets			1000	14 822 820	15 422 940

PROFIT AND LOSS STATEMENT

			CODES
		Form № 02 by OKUD	0710002
	For quarter1 of year 2005	Date (year, month, day)	2005.03.31
Organization	OJSC "VolgaTelecom"	By OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Communication	By OKVED	64.20
Organizational-legal form/ownership form	Open Joint Stock Company/private	By OKOPF/OKFS	47/16
Measure unit:	Thousand rubles	By OKEI	384

Item description	Explanation	Index code	Line code	For the report period	For similar period of the past year
1	1a	2	2a	3	4
I. Income and expenses of ordinary activities Proceeds (net) from sale of goods, production, works, services (excluding VAT, excise and other compulsory payments)		010	010	5 084 068	4 344 874

Item description	Explanations	Index code	Line code	For the report period	For similar period of the past year
1	1a	2	2a	3	4
Including from sales of: communication services			011	4 954 938	4 237 978
Prime cost of sold goods, products, works and services		020	020	(3 565 904)	(3 109 507)
Including: communication services			021	(3 465 348)	(3 021 309)
Sales profit (loss) (lines 010 -020)		050	**050**	1 518 164	1 235 367
II. OPERATING EARNINGS AND EXPENSES					
Interest receivable		060	060	2 082	1 633
Interest due		070	070	(197 366)	(120 390)
Earnings of participation in other organizations		080	080	-	-
Other operating earnings		090	090	82 193	20 244
Other operating expenses		100	100	(239 899)	(306 411)
III. NON-SALE INCOME AND EXPENSES					
Non-sale income		120	120	53 336	93 989
Non-sale expenses		130	130	(329 726)	(154 398)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		140	**140**	888 784	770 034
Income tax expenses (lines -151+/-152+/-153) including:			**150**	(279 976)	(253 715)
Deferred tax liabilities		142	151	(29 746)	(38 741)
Deferred tax assets		141	152	(1 654)	5 449
Current income tax		150	153	(248 576)	(220 423)
Profit (loss) of ordinary activities (lines 140-150)			**160**	608 808	516 319
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	-	-
Extraordinary expenses			180	-	(4)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)		190	**190**	608 808	516 315
FOR REFERENCE					
Income tax contingent expenses/gain			201	(213 308)	(184 880)
Recurrent tax liabilities		200	202	(70 544)	(85 025)
Recurrent tax assets		200	203	3 876	16 190

Basic earnings (loss) per share *			301	-	-
Diluted earnings (loss) per share *			302	-	-

*** It is filled in the annual accounting statement**

Breakdown of separate profits and losses

Item description	Index code	Line code	For the report period		For similar period of the previous year	
			Profit	Loss	Profit	Loss
1	1a	2	3	4	5	6
Penalties, interest fines and the late payment fees recognized or according to decisions of court (arbitration court) on their collecting		401	5 996	(3 463)	6 375	(2 114)
Profit (loss) of past years		402	13 271	(110 926)	45 883	(22 024)
Indemnification of damage caused by default or inadequate execution of obligations		403	1 848	(445)	906	(172)
Exchange rate differences in operations with foreign currency		404	5 406	(1 441)	16 106	(5 244)
Deductions to assessed reserves		405	13 422	(42 189)	9 856	(207 746)
Writing-off of accounts receivable and payable		406	338	(451)	216	(410)